11\3

06018555

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

BEST AVAILABLE COPY

REGISTRANT'S NAME Consorcio Ara, S.A. de C.V.

*CURRENT ADDRESS Bosques de Ciruelos 160

Col. Bosques de Las Lomas

Mexico, D.F. 11700

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 20 2006
THOMSON
FINANCIAL

FILE NO. 82- 4380 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: mr

DATE: 11/16/06

REPORTE ANUAL QUE SE PRESENTA DE ACUERDO CON LAS DISPOSICIONES DE CARÁCTER GENERAL, APLICABLES A LAS EMISORAS DE VALORES Y A OTROS PARTICIPANTES DEL MERCADO DE VALORES, POR EL EJERCICIO TERMINADO AL 31 DE DICIEMBRE DE 2005.

CONSORCIO ARA

Bosque de Ciruelos No. 140 - 2° Piso
Col. Bosques de las Lomas
Del. Miguel Hidalgo
México, D.F., C.P. 11700

Valores Representativos del Capital de la Emisora

328,211,874 Acciones ordinarias y nominativas emitidas, sin expresión de valor nominal, serie única. Clave de cotización "ARA"

Las acciones representativas del capital social de Consorcio ARA, S.A. de C.V., se encuentran inscritas en la Sección de Valores y en la Sección Especial, ambas del Registro Nacional de Valores (RNV) y cotizan en la Bolsa Mexicana de Valores, S.A. de C.V. (BMV)

Artículo 14 de la LMV: La inscripción en el Registro Nacional de Valores no implica certificación sobre la bondad del valor o la solvencia del emisor.

COTIZA EN BOLSA MEXICANA DE VALORES

ARA

ÍNDICE

I.- INFORMACIÓN GENERAL

a) Glosario de términos y definiciones

Términos	Definiciones
Acción o Acciones	Acciones ordinarias, nominativas, sin expresión de valor nominal, Serie Única, representativas de la parte mínima fija sin derecho a retiro del capital social de la Compañía.
ACRE	Inmobiliaria ACRE, S.A. de C.V.
ADSs	*American Depositary Shares*, cada una de las cuales ampara 10 Acciones.
BMV	Bolsa Mexicana de Valores, S.A. de C.V.
BANXICO	Banco de México.
CANADEVI	Cámara Nacional de la Industria de Desarrollo y Promoción de la Vivienda.
Centro Comercial Las Américas	Centro Comercial Las Américas
Centro Regional Las Américas	Centro Regional Las Américas, S. de R.L.
Centro San Miguel	Centro San Miguel, S. de R.L.
CIISA	Consorcio de Ingeniería Integral, S.A. de C.V.
CINIF	Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C.
CMIC	Cámara Mexicana de la Industria de la Construcción.
CNBV	Comisión Nacional Bancaria y de Valores.
Compañía	Consorcio ARA, S.A. de C.V., en conjunto con sus subsidiarias.
Compromisos de asignación de créditos	Número de viviendas respecto de las cuales la Compañía ha recibido confirmación de parte de los proveedores de financiamiento (*backlog*) en el sentido de que una vez que se identifique a un comprador y este haya obtenido la calificación crediticia requerida, dichos proveedores le otorgarán un crédito hipotecario.
COFINAVIT	Financiamiento proporcionado conjuntamente

Términos	Definiciones
	por el INFONAVIT y una Sofol.
CONAFOVI	Comisión Nacional de Fomento a la Vivienda.
CONAPO...	Consejo Nacional de Población.
Construcción horizontal.........................	Las actividades de construcción realizadas a nivel del suelo (a diferencia de las actividades relacionadas con la construcción de estructuras y acabados, las cuales normalmente se realizan por encima del nivel del suelo), incluyendo el aplanado de terrenos, la pavimentación y el drenaje simple, los cuales involucran en gran medida el uso de equipo pesado pero requieren pocos conocimientos especializados en materia de mano de obra.
Construcción vertical...........................	Las actividades de construcción realizadas por encima del nivel del suelo (a diferencia de las actividades tales como el aplanado de terrenos o la pavimentación), incluyendo las obras realizadas por carpinteros, cantereros, herreros, plomeros, electricistas y otros trabajadores. La construcción vertical se caracteriza por sus altos requerimientos de mano de obra y herramientas manuales, en tanto que la construcción horizontal involucra principalmente el uso de equipo pesado.
COVENSA...	Comercialización y Ventas, S.A.
CUARA	Constructora y Urbanizadora ARA, S.A. de C.V.
DITA..	Desarrollos Inmobiliarios Turísticos ARA, S.A. de C.V.
Dólares...	La moneda de curso legal de los Estados Unidos.
Estados Financieros.............................	Los estados financieros consolidados auditados de la Compañía al 31 de diciembre de 2004 y 2005, incluyendo las Notas a los mismos y el informe correspondiente de los auditores independientes.
Estados Unidos	Estados Unidos de América.
FONHAPO	Fideicomiso Fondo Nacional de Habitaciones

Términos	Definiciones
	Populares.
FOVI	Fondo de Operación y Financiamiento Bancario a la Vivienda.
FOVISSSTE	Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.
GAVI	Asesoría Técnica y Administrativa GAVI, S.A. de C.V.
IMPC	Instituto Mexicano de Contadores Públicos, A.C.
IMPI	Instituto Mexicano de la Propiedad Industrial
Indeval	S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores.
INEGI	Instituto Nacional de Estadística, Geografía e Informática.
INFONAVIT	Instituto del Fondo Nacional de la Vivienda para los Trabajadores.
INPC	Índice Nacional de Precios al Consumidor.
ISSSFAM	Instituto de Seguridad y Servicios Sociales para las Fuerzas Armadas Mexicanas.
Ley del INFONAVIT	Ley del Instituto del Fondo Nacional de la Vivienda para los Trabajadores.
NAFIN	Nacional Financiera, S.N.C.
NIF	Las Normas de Información Financiera emitidas por el CINIF.
Nueva LMV	La nueva Ley del Mercado de Valores que se publicó en el Diario Oficial de la Federación el 30 de diciembre de 2005.
ONAPP	ONAPP México Retail LLC, una filial de O'Connor Capital Partners
Otros Proyectos Inmobiliarios	Terrenos urbanizados por la Compañía, con infraestructura e instalaciones básicas que cumplen con los requisitos aplicables en materia de uso de suelo, los cuales se venden para fines comerciales y turísticos.
PCGA Mexicanos	Principios de contabilidad generalmente aceptados en México.
PDCC	Promotora y Desarrolladora de Centros

Términos	Definiciones
	Comerciales, S.A. de C.V.
Pesos, M.N. o $	La moneda de curso legal de México.
PIB	Producto Interno Bruto.
PROFIVI	Programa de Financiamiento a la Vivienda.
PROSAVI	Programa de Apoyo y Subsidios a la Vivienda.
PROVIVAC	Federación Nacional de Promotores Industriales de la Vivienda.
PUESA	Proyectos Urbanos y Ecológicos, S.A. de C.V.
RNV	Registro Nacional de Valores.
SEDESOL	Secretaría de Desarrollo Social.
SHCP	Secretaría de Hacienda y Crédito Público.
SHF	Sociedad Hipotecaria Federal, S.N.C.
Salario mínimo	El salario mínimo general mensual vigente en el Distrito Federal, que al 31 de diciembre de 2005 ascendía a $46.80.
Sofoles	Sociedades financieras de objeto limitado.
TIIE	Tasa de Interés Interbancaria de Equilibrio, que al 31 de diciembre de 2005 era del 8.5450%.
TLCAN	Tratado de Libre Comercio de América del Norte.
UDIs	Unidades de Inversión.
Vivienda de interés social	Vivienda desarrollada por la Compañía, cuyo precio de venta es de entre $231,000 y $390,000.
Vivienda económica	Vivienda desarrollada por la Compañía y por otras empresas constructoras del país, incluyendo la vivienda Progresiva, cuyo precio de venta es equivalente al promedio de los precios de venta de la vivienda económica y la vivienda de interés social reconocidas por el INFONAVIT y puede variar dependiendo de la población a la que está orientada dicha vivienda.
Vivienda media	Vivienda desarrollada por la Compañía, cuyo precio de venta es de entre $391,000 y

Términos	Definiciones
	$999,000.
Vivienda Progresiva	Vivienda desarrollada por la Compañía, cuyo precio de venta es de entre $166,500 y $230,000 y está financiado en un 100% por el INFONAVIT a tasas de interés subsidiadas para la población de escasos recursos.
Vivienda residencial	Vivienda desarrollada por la Compañía, cuyo precio de venta es superior a $1'000,000.
Vivienda residencial turística	Vivienda para fines vacacionales desarrollada por la Compañía, cuyo precio de venta es superior a $1'606,620.

b) Resumen ejecutivo

El término la "Compañía", significa Consorcio ARA, S.A. de C. V. en conjunto con sus subsidiarias.

Introducción

Consorcio ARA, S.A. de C.V. es una empresa desarrolladora de vivienda con integración vertical que se especializa principalmente en la construcción de desarrollos habitacionales de interés social. La Compañía también se dedica a la construcción de desarrollos habitacionales de vivienda económica conocida como "vivienda "Progresiva", así como de vivienda media y residencial. La Compañía construye toda la infraestructura urbana y las instalaciones de sus desarrollos habitacionales, incluyendo calles, parques, sistemas de suministro de agua, plantas de luz, escuelas y zonas comerciales. Además, la Compañía se dedica a otros proyectos inmobiliarios tales como la venta de terrenos urbanizados con infraestructura e instalaciones básicas que cumplan con los requisitos aplicables en materia de uso de suelo, y la construcción de centros comerciales, hoteles y campos de golf. La Compañía colabora con la mayoría de los principales proveedores de financiamiento hipotecario del país, incluyendo el Instituto del Fondo Nacional de la Vivienda para los Trabajadores ("INFONAVIT"), el Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado ("FOVISSSTE"), la Sociedad Hipotecaria Federal, S.N.C. ("SHF"), las instituciones de banca múltiple y las sociedades financieras de objeto limitado ("Sofoles").

Desde el inicio de sus operaciones en 1977, la Compañía ha construido y vendido aproximadamente 160,000 viviendas. Actualmente la Compañía opera y tiene reservas de terrenos en 14 estados y cuenta con reservas de terrenos en tres estados adicionales, los cuales comprenden las regiones con mayor potencial de crecimiento económico y demográfico del país. La Compañía cuenta con uno de los inventarios de terrenos estratégicos propios más grandes de entre todas las empresas constructoras de vivienda del país, con una superficie total de 35.7 millones de metros cuadrados, mismo que en su opinión es suficiente para construir aproximadamente 146,943 viviendas de conformidad con sus planes maestros, incluyendo 33,463 viviendas Progresiva (22.8%), 91,008 viviendas de interés social (61.9%), 14,214 viviendas medias (9.7%) y 8,258 viviendas residenciales (5.6%). La Compañía estima que dicha superficie será suficiente para cubrir aproximadamente cinco años y medio de operaciones con

base en el volumen de ventas de vivienda registrado en 2005. Al 31 de diciembre de 2005 la Compañía tenía un total de 48,192 viviendas en desarrollos habitacionales en proceso de construcción en 17 ciudades.

Los ingresos de la Compañía se incrementaron de $1,216.5 millones en 1996 a $6,773.4 millones en 2005, lo cual representó una tasa de crecimiento anual promedio del 23.6% durante dicho período. Durante el mismo período las ventas anuales de vivienda de la Compañía se incrementaron de 3,606 viviendas en 1996 a 19,015 viviendas en 2005, su UAFIDA se incrementó de $284.7 millones en 1996 a $1,525.6 millones en 2005, y su utilidad neta se incrementó de $191.3 millones en 1996 a $1,094.5 millones en 2005.

Al 31 de diciembre de 2005 la Compañía tenía utilidades retenidas por $6,334.2 millones, mismas que representaban el nivel de utilidades retenidas más grande de entre todas las empresas constructoras de vivienda que se cotizan en la BMV. Además, al 31 de marzo de 2006 la Compañía cree que es la única desarrolladora de vivienda del país que cotiza en la BMV que había decretado dividendos. Ver "Dividendos".

La industria nacional de la vivienda

De acuerdo con el Instituto Nacional de Estadística, Geografía e Informática ("INEGI"), al 31 de diciembre de 2005 la población del país ascendía a 103.1 millones de habitantes. De acuerdo con el Consejo Nacional de Población ("CONAPO"), entre 2000 y 2005 la población total del país creció un 1.0%. Además, de acuerdo con el CONAPO y el INEGI la población nacional crecerá a una tasa combinada anual del 0.95% durante los próximos cinco años. De acuerdo con el INEGI, al 31 de diciembre de 2005 el 61.4% de la población nacional tenía menos de 30 años de edad. De acuerdo con la Comisión Nacional de Fomento a la Vivienda ("CONAFOVI"), se espera que el sector de la población representado por los habitantes que tienen entre 30 y 60 años de edad, que constituye el sector de interés para la industria de la vivienda, crecerá de 49 millones en 2000 a 72 millones en 2030. Además, según las estadísticas publicadas por la CONAFOVI anualmente se celebran 750,000 matrimonios en el país. De acuerdo con las fuentes antes citadas, estos factores generarán una demanda sostenida de vivienda en el país durante el futuro predecible.

La Compañía considera que las condiciones macroeconómicas relativamente favorables que han imperado en el país durante los últimos cinco años en términos de las tasas de interés, el índice de inflación, el nivel de empleo y el nivel de los salarios, aunadas a la mejoría en la eficiencia operativa de los distintos programas de financiamiento hipotecario coordinados por la CONAFOVI, a las favorables políticas del gobierno federal en materia de vivienda, y al aumento en la disponibilidad de financiamiento hipotecario de parte del sector privado, han contribuido a una mejoría substancial generalizada en el mercado nacional de la vivienda. De acuerdo con el censo practicado por el INEGI en 2000, el país contaba con un total de 21.9 millones de viviendas. De acuerdo con el Programa Sectorial de Vivienda 2001-2006, publicado en 2000, en México existe un déficit de aproximadamente 4.3 millones de viviendas, incluyendo las viviendas que necesitan ser remodeladas o reemplazadas, y dicho déficit se incrementará a un ritmo de aproximadamente 1.1 millones de viviendas anuales durante el período comprendido de 2001 a 2010. En los últimos años el gobierno federal ha implementado diversas políticas diseñadas para incrementar la oferta de viviendas costeables. El financiamiento hipotecario para la vivienda Progresiva y de interés social en el país ha sido suministrado principalmente por el INFONAVIT, el FOVISSSTE, la SHF, las instituciones de banca múltiple y las Sofoles. Entre el 1 de diciembre de 2000 y el 1 de diciembre de 2005 dichas instituciones otorgaron un total de 2.3 millones de créditos hipotecarios. El gobierno federal, a través de la CONAFOVI, ha comunicado su objetivo de garantizar el financiamiento y la construcción de aproximadamente

742,000 viviendas anuales para finales de 2006 (incluyendo 435,000 viviendas a través del INFONAVIT, 70,000 viviendas a través del FOVISSSTE, 115,000 viviendas a través de la SHF, y 122,000 viviendas a través de las instituciones de banca múltiple y las Sofoles) y aproximadamente 923,000 viviendas anuales para finales de 2009 (incluyendo 555,000 viviendas a través del INFONAVIT, 85,000 viviendas a través del FOVISSSTE, 115,000 viviendas a través de la SHF y 168,000 viviendas a través de las instituciones de banca múltiple y las Sofoles), lo cual representará una tasa combinada de crecimiento anual del 7.5% durante el periodo comprendido de 2006 a 2009. De acuerdo con el plan quinquenal publicado por el INFONAVIT, el número de viviendas financiadas por dicho organismo podría alcanzar los 1.0 millones anuales para finales de 2010.

Ventajas Competitivas de la Compañía

La Compañía considera que cuenta con las siguientes ventajas competitivas:

- *Modelo de negocios eficiente.*
- *Eficiencia en la producción a través de economías de escala.*
- *Diversificación de operaciones.*
- *Uso eficiente del capital.*
- *Programas adecuados de mercadotecnia y ventas, y reconocimiento de marcas.*
- *Equipo de funcionarios con gran experiencia.*

(Ver la Sección "LA COMPAÑÍA – Descripción del Negocio – Ventajas Competitivas de la Compañía")

Estrategia de la Compañía

Los objetivos de la Compañía consisten en proporcionar a sus clientes viviendas y otros proyectos inmobiliarios de alta calidad a precios competitivos, intentando al mismo tiempo incrementar su participación de mercado tanto en las regiones geográficas en las que ya opera como en nuevos mercados seleccionados estratégicamente, y en incrementar al máximo los rendimientos generados por el capital invertido. Para lograr estos objetivos la Compañía ha desarrollado las siguientes estrategias de negocios:

- *Fortalecimiento de su posición de liderazgo en el mercado nacional de la vivienda e incremento de su participación en los sectores de alto margen del mercado inmobiliario.*
- *Producción de viviendas de bajo costo y alta calidad.*
- *Incremento de la participación de mercado.*
- *Enfoque en los mercados estratégicos.*
- *Mantenimiento de inventarios adecuados de terrenos.*
- *Reducción del inventario de viviendas no vendidas.*

(Ver la Sección: "LA COMPAÑÍA – Descripción del Negocio – Estrategia de la Compañía")

Resumen de la Información Financiera Consolidada

(Ver la Sección "INFORMACIÓN FINANCIERA – Información Financiera Seleccionada – Resumen de la Información Financiera Seleccionada)

Acontecimientos Recientes

Asamblea General Ordinaria y Extraordinaria de Accionistas

La asamblea general ordinaria y extraordinaria de accionistas de la Compañía que se celebró el 20 de abril de 2006, aprobó:

- un "split" de Acciones a razón de cuatro nuevas Acciones por cada una de las que actualmente se encuentran en circulación, el cual surtirá efectos en aquélla fecha posterior a la Oferta Global que determine el consejo de administración o los delegados autorizados para dicho efecto, como resultado de lo cual el número de Acciones representativas del capital social de la Compañía se incrementará de 328'211,874 Acciones a 1,312'847,496 Acciones. Todas las Acciones materia de la Oferta Global estarán sujetas a este "split" de Acciones;

- el pago de un dividendo especial por un monto total de $1,247.2 millones, equivalentes a $3.80 por Acción, mismo que se pagó el 8 de mayo de 2006. *Ver la sección "Dividendos y Política de Dividendos", y*

- la reforma de los estatutos sociales de la Compañía con el fin de incluir en los mismos ciertas disposiciones diseñadas para impedir la adquisición del control de la misma por terceros. *Ver la sección "Descripción del capital social — Disposiciones tendientes a impedir cambios de control".*

Oficinas

Las oficinas principales de la Compañía están ubicadas en Bosque de Ciruelos No. 140, Colonia Bosques de las Lomas, 11700 México, Distrito Federal. El número de teléfono de dichas oficinas es el (55) 5596-8864.

c) Factores de riesgo

Riesgos relacionados con las actividades de la Compañía

La capacidad de la Compañía para generar ingresos suficientes y así garantizar su viabilidad, depende de la disponibilidad de financiamiento hipotecario

La Compañía depende de la disponibilidad de financiamiento hipotecario en el país. En relación al déficit de vivienda actual, existe una relativa escasez de financiamiento hipotecario. En 2005 las operaciones de la Compañía en el sector de la vivienda Progresiva y de interés social

generaron aproximadamente el 72.0% de su total de ingresos por la venta de viviendas. Prácticamente todos los créditos hipotecarios para la compra de vivienda Progresiva y de interés social son otorgados por el INFONAVIT, la SHF y el FOVISSSTE. INFONAVIT y FOVISSSTE se financian a través de: (i) las aportaciones obligatorias patronales, equivalentes al 5% del salario diario integrado de los trabajadores y (ii) la recuperación de la cartera hipotecaria ya originada. La disponibilidad de financiamiento a través del INFONAVIT y el FOVISSSTE depende de la situación económica del país; es decir, del nivel del empleo formal y del salario de los trabajadores. La SHF se financia a través de los rendimientos generados por su cartera de créditos hipotecarios, de préstamos otorgados a la misma por el Banco Mundial, y de fondos suministrados por el gobierno federal. A partir de 2013 las obligaciones de la SHF dejarán de estar garantizadas por el gobierno federal. Los resultados de operación y la situación financiera de la Compañía se han visto y seguirán viéndose afectados por el nivel de financiamiento proporcionado y las políticas, programas y procedimientos administrativos implementados por el INFONAVIT, la SHF y el FOVISSSTE, así como por las políticas gubernamentales en materia de vivienda. La Compañía no puede garantizar que el volumen de créditos hipotecarios otorgados por el INFONAVIT, la SHF, el FOVISSSTE y las demás fuentes de financiamiento se mantendrá en los niveles actuales, o que el gobierno federal no limitará la disponibilidad de dichos créditos o modificará las políticas y procedimientos aplicables a los mismos como resultado de la situación política o económica del país. La disminución en el volumen de créditos disponibles a través de estas fuentes, los cambios en los programas o políticas de financiamiento hipotecario, los cambios en la distribución regional de los créditos, o la demora administrativa en el desembolso de los recursos correspondientes, podría tener un efecto adverso significativo sobre las actividades, los resultados de operación, la situación financiera y los proyectos de la Compañía. Además, la Compañía no puede garantizar que dichos recursos continuarán destinándose al desarrollo de vivienda en las regiones en las que opera.

Las ventas de vivienda media y residencial de la Compañía también dependen de la disponibilidad de financiamiento hipotecario. En septiembre de 2004 la SHF comenzó a reducir sus programas de financiamiento para la vivienda residencial y actualmente únicamente otorga créditos hipotecarios para viviendas con un valor de entre $175,000 y 1,750,000. Las políticas del INFONAVIT otorgan prioridad al financiamiento de viviendas de interés social. La Compañía no puede garantizar que estas políticas no afectarán su capacidad para ampliar sus operaciones de desarrollo de viviendas medias y residenciales, o su flexibilidad para incrementar los precios de sus viviendas medias.

Actualmente los créditos hipotecarios otorgados por las entidades del sector privado, las instituciones de banca múltiple y las Sofoles (con excepción de los créditos hipotecarios otorgados por las mismas con recursos suministrados por la SHF), están reservados en gran medida al sector de la vivienda media y residencial. Aun cuando la disponibilidad de créditos otorgados por el sector privado se ha incrementado recientemente, es posible que el volumen de financiamiento hipotecario suministrado por las entidades del sector privado no aumente o no se mantenga en los niveles actuales. Cualquier escasez de financiamiento hipotecario de parte de las entidades del sector privado podría afectar las ventas de vivienda media y residencial de la Compañía.

Las operaciones de la Compañía dependen de su capacidad para obtener financiamiento

La Compañía financia sus operaciones de desarrollo y construcción de viviendas principalmente con el flujo de efectivo generado por sus operaciones. Sin embargo, la Compañía evalúa continuamente otras fuentes de financiamiento y podría considerar conveniente o verse en la necesidad de realizar emisiones periódicas de instrumentos de deuda tales como papel

comercial y obligaciones para su colocación en los mercados de capitales, y a obtener créditos puente de parte de instituciones de banca múltiple o Sofoles. Aun cuando la Compañía considera que en el futuro tendrá acceso a fuentes de financiamiento para la construcción de desarrollos habitacionales, incluyendo recursos obtenidos a través de los mercados de capitales y créditos puente otorgados por instituciones de banca múltiple o Sofoles, no puede garantizar que logrará obtener dicho financiamiento o que lo obtendrá en términos favorables.

Los acontecimientos adversos en los mercados financieros del país y el extranjero, incluyendo el aumento en las tasas de interés, la disminución de la liquidez y la falta de disponibilidad de las instituciones financieras en otorgar financiamiento a la Compañía, podrían ocasionar un incremento en los costos relacionados con la contratación de nueva deuda o el refinanciamiento de deuda que llegue a su vencimiento, lo cual tendría un efecto adverso sobre la situación financiera y los resultados de operación de la Compañía. La Compañía no puede garantizar que logrará refinanciar la deuda en que incurra u obtener recursos mediante la venta de activos o la emisión de Acciones con el objeto de pagar sus deudas en las fechas de vencimiento correspondientes. *Ver la sección "Comentarios y análisis de la administración sobre la situación financiera y los resultados de operación — Liquidez y fuentes de financiamiento".*

Los cambios significativos en las necesidades de capital de la Compañía podrían afectar su situación financiera

Las actividades de la Compañía la obligan a efectuar inversiones cuantiosas para la adquisición de terrenos y a incurrir en gastos significativos para la construcción de desarrollos habitacionales y otros gastos relacionados. El volumen de estas inversiones y gastos, y el momento en que deben efectuarse, dependen de la demanda de vivienda en los mercados donde la Compañía opera. La Compañía podría verse en la imposibilidad de predecir acertadamente el volumen de las inversiones y gastos que tendrá que efectuar o el momento en que deberá hacerlo. Además, la Compañía no recibe los recursos derivados de la venta de una vivienda sino hasta que ha concluido la etapa de construcción y ha cerrado la operación de compraventa. Como resultado de lo anterior, es posible que la Compañía no cuente siempre con una liquidez suficiente para cubrir sus necesidades de capital de trabajo al nivel necesario para respaldar sus operaciones.

Es posible que la Compañía no reciba el valor monetario de sus compromisos de asignación de créditos

Los compromisos de asignación de créditos (backlog) indican el número de viviendas respecto de las cuales la Compañía ha recibido confirmación de parte de los proveedores de financiamiento en el sentido de que una vez que se identifique a un comprador y éste haya obtenido la calificación crediticia requerida, dichos proveedores le otorgarán un crédito hipotecario. La política general de la Compañía consiste en mantener un número suficiente de compromisos de asignación de crédito para garantizar la continuidad de sus ventas de viviendas durante un período futuro de entre 12 y 18 meses. La Compañía no puede garantizar que realmente venderá el número de viviendas reflejado por sus compromisos de asignación de créditos, o que recibirá el valor monetario de dichos compromisos.

El éxito de la Compañía en la implementación de sus planes maestros de desarrollo depende de varios factores inciertos

Como parte del proceso de elaboración del plan maestro de cada uno de sus desarrollos habitacionales, la Compañía, a partir de estudios de mercado, estima el número de viviendas que podría construir en un desarrollo. Dichas estimaciones contemplan diversos factores tales

como: niveles de densidad, la obtención de las licencias y permisos de construcción y demás autorizaciones requeridas, la demanda prevista y la disponibilidad de financiamiento hipotecario. El éxito de la Compañía en la implementación de sus planes maestros de desarrollo depende de varios factores inciertos, incluyendo estas estimaciones, y la Compañía podría modificar dichos planes maestros en cualquier momento. Por tanto, no existe garantía de que la Compañía efectivamente construirá el número de viviendas reflejado en sus planes maestros de desarrollo.

Los resultados de operación de la Compañía están significativamente influenciados por factores estacionales

La industria nacional de la vivienda Progresiva y de interés social se caracteriza por una gran estacionalidad a lo largo del año, principalmente como resultado de los ciclos operativos y de financiamiento del INFONAVIT y del FOVISSSTE. Los programas, presupuestos y cambios en las políticas de estos proveedores de financiamiento se instrumentan a partir del primer trimestre del año. El proceso de pago de las viviendas por parte de estas entidades pudiera variar a lo largo del año. Usualmente se acelera gradualmente durante el tercer y cuarto trimestre, y tiende a ser más lento durante el primero y segundo trimestre. Por lo general, la Compañía construye y entrega viviendas Progresiva y de interés social tomando en consideración el carácter estacional de estos ciclos, ya que la misma no comienza a construir dichas viviendas sino hasta que ha recibido confirmación por parte de los proveedores de financiamiento en el sentido de que estos otorgarán créditos hipotecarios a los compradores que obtengan la calificación crediticia requerida para un determinado desarrollo habitacional. Por tanto, la Compañía también tiende a reconocer niveles de ingresos mayores durante el tercer y cuarto trimestres del año, mientras que, en su caso, la utilización de sus líneas de crédito tiende a ser más intensiva durante el primero y segundo trimestres. Como resultado de lo anterior, los resultados de operación de la Compañía durante un determinado trimestre no son necesariamente indicativos de los resultados que obtendrá durante el año completo. La Compañía prevé que en el futuro sus resultados de operación trimestrales y sus niveles de deuda conforme a sus líneas de crédito revolventes continuarán variando de un trimestre a otro en la medida en que los ciclos operativos y de financiamiento de los proveedores de crédito sigan teniendo un carácter estacional.

Es posible que la Compañía no logre identificar terrenos adecuados a precios razonables para la construcción de sus desarrollos habitacionales

La continuidad en las operaciones de construcción y venta de viviendas de la Compañía dependen de su capacidad de esta última para adquirir terrenos adecuados con el objeto de mantener niveles óptimos de inventarios de terrenos. En la medida en que otros desarrolladores han incursionado o ampliado sus operaciones, los precios de los terrenos han aumentado en forma significativa y la disponibilidad de terrenos adecuados ha disminuido como resultado del incremento en la demanda. El aumento en los precios de los terrenos podría dar como resultado un incremento en los costos de ventas de la Compañía y una disminución en sus utilidades. La Compañía no puede garantizar que logrará adquirir terrenos a precios competitivos para así satisfacer sus necesidades. *Ver las secciones "Actividades de la Compañía — Descripción de las operaciones — Reservas de terrenos para desarrollos habitacionales" y "Actividades de la Compañía — Descripción de las operaciones — Adquisición de terrenos".*

La industria nacional de la vivienda y de proyectos inmobiliarios es sumamente competitiva y la participación de mercado de la Compañía podría verse afectada en forma negativa en virtud de estas circunstancias

La industria nacional de la vivienda y de proyectos inmobiliarios se encuentra muy fragmentada y en principio no cuenta con barreras de acceso que impidan la incursión de nuevos competidores nacionales o extranjeros. Existen muchas empresas constructoras de desarrollos habitacionales y de proyectos inmobiliarios que ofrecen servicios y compiten con la Compañía en la búsqueda de terrenos en venta, financiamiento para su desarrollo y posibles compradores e inquilinos. Existe la posibilidad que en los próximos años otras empresas incursionen en la industria nacional de la vivienda y el desarrollo inmobiliario, lo cual incrementaría aún más la competencia. El aumento en la competencia, o la incapacidad de la Compañía para adaptarse a las nuevas tendencias en la industria nacional de la vivienda y el desarrollo inmobiliario, podría afectar en forma negativa su participación en el mercado *Ver la sección "Actividades de la Compañía — Competencia".*

Las actividades de la Compañía están sujetas a una extensa regulación, lo cual podría incrementar el costo o limitar el desarrollo de sus proyectos habitacionales o inmobiliarios lo cual ocasionaría un efecto adverso sobre sus actividades

La industria nacional de la vivienda y de proyectos inmobiliarios está sujeta a una extensa regulación en materia de construcción y uso de suelo por parte de diversas autoridades federales, estatales y municipales, lo cual afecta la adquisición de terrenos y las operaciones de desarrollo y construcción. La ampliación de las actividades de la Compañía depende en gran medida de la capacidad de esta última para obtener en forma oportuna los permisos y las autorizaciones necesarias para la construcción de sus desarrollos habitacionales y de sus proyectos inmobiliarios. La construcción de los desarrollos habitacionales y de sus proyectos inmobiliarios también está sujeta a leyes y reglamentos federales, estatales y municipales en materia ambiental. La legislación en materia ambiental se ha vuelto cada vez más estricta durante la última década. La Compañía no puede garantizar que los cambios en las leyes y reglamentos aplicables a la industria de la vivienda y el desarrollo inmobiliario, o en la aplicación de dichas leyes y reglamentos, o la promulgación de nuevas leyes y reglamentos, no tendrán un efecto adverso significativo sobre sus actividades, sus resultados de operación, su situación financiera o sus proyectos, o no incrementarán sus costos de operación o harán más difícil obtener los permisos y las autorizaciones necesarias para la construcción de sus desarrollos habitacionales y otros proyectos inmobiliarios.

El aumento en los costos de los materiales de construcción y la mano de obra, o la escasez de los mismos, podrían tener un efecto adverso significativo sobre los resultados de la Compañía

Los aumentos en los precios de los materiales de construcción (incluyendo el cemento y acero) para nuevos desarrollos habitacionales, particularmente si la Compañía no cuenta con precios fijos o garantizados para dichos materiales a través de contratos de suministro, o los aumentos en los salarios de los trabajadores, ocasionarían un incremento en los costos de la Compañía y podrían tener un efecto adverso significativo sobre sus resultados de operación. Además, la Compañía podría verse expuesta a una posible escasez de materiales o mano de obra, lo cual ocasionaría demoras en la construcción de sus desarrollos inmobiliarios. La Compañía no puede garantizar que no ocurrirán dichas demoras en el futuro.

La pérdida de los funcionarios ejecutivos de la Compañía, o la imposibilidad de esta última para atraer y conservar a otros ejecutivos adicionales, podría tener un efecto adverso sobre la misma

La capacidad de la Compañía para mantener su nivel de competitividad depende en gran medida de los servicios prestados por su equipo de funcionarios ejecutivos. Ninguno de los miembros del equipo de ejecutivos de la Compañía está sujeto a contratos de trabajo de largo plazo ni a obligaciones de no competir con la misma. No existe garantía alguna de que la

Compañía logrará atraer y conservar a su equipo de ejecutivos actual. La pérdida de los servicios de cualquiera de los miembros del equipo de ejecutivos de la Compañía, o la imposibilidad de esta última para atraer y conservar a otros ejecutivos adicionales, podría tener un efecto adverso significativo sobre su situación financiera y sus resultados de operación.

La disminución de los recursos generados por las subsidiarias operativas de la Compañía podría limitar la capacidad de esta última para pagar dividendos y cubrir los pagos de su deuda

La Compañía es una sociedad controladora que no realiza un volumen substancial de operaciones ni cuenta con un volumen significativo de activos sino por las Acciones representativas del capital de sus subsidiarias. La Compañía depende de que sus subsidiarias le distribuyan fondos suficientes para satisfacer prácticamente todas sus necesidades de flujo de efectivo interno, incluyendo el flujo de efectivo necesario para pagar dividendos y en su caso cubrir los pagos de su deuda. Como resultado de lo anterior, el flujo de efectivo de la Compañía se verá afectado en el supuesto de que la misma no reciba dividendos y otros ingresos de parte de sus subsidiarias. La capacidad de las subsidiarias de la Compañía para pagar dividendos y efectuar otras distribuciones a la misma está limitada por ciertas obligaciones legales, y también podría verse limitada por los términos de instrumentos de deuda celebrados o que lleguen a celebrar dichas subsidiarias.

Los acontecimientos adversos en las regiones donde opera la Compañía podrían afectar sus ventas y su situación financiera

La Compañía opera y tiene reservas de terrenos en 14 estados y cuenta con reservas de terrenos en tres estados adicionales. En 2005 el 98.7% de las ventas de la Compañía fue generado por desarrollos habitacionales ubicados en nueve estados, y el 57.9% de dichas ventas fue generado por desarrollos habitacionales ubicados en el Estado de México. En el supuesto de que ocurran acontecimientos adversos que afecten a las regiones donde se encuentra ubicada una parte substancial de los desarrollos habitacionales de la Compañía (incluyendo acontecimientos tales como desastres naturales, desaceleraciones en la economía regional, cambios en los gobiernos o funcionarios locales o cambios en los procedimientos o las políticas de otorgamiento de permisos de dichos gobiernos), la capacidad de la Compañía para seguir adelante con sus operaciones o para concluir en forma oportuna la construcción de sus desarrollos habitacionales en dichas regiones podría reducirse. En el supuesto de que la Compañía no logre contrarrestar dichas contingencias mediante el incremento de sus ventas en otros mercados, sus ventas netas podrían disminuir y su situación financiera podría verse afectada en forma negativa.

Los huracanes y otros desastres naturales podrían tener un efecto adverso sobre las operaciones de la Compañía

Los huracanes tales como los registrados recientemente a la región sur del país y la península de Yucatán, y otros desastres naturales tales como terremotos, incendios forestales e inundaciones, pueden obstaculizar las operaciones y dañar la infraestructura necesaria para las actividades de la Compañía. Estos acontecimientos podrían ocasionar pérdidas superiores a las cubiertas por las pólizas de seguro contratadas por la Compañía y dar como resultado una disminución en sus ingresos, flujos de efectivo y utilidades. Además, estos acontecimientos adversos podrían dañar u ocasionar un aumento en la volatilidad de los mercados financieros y en la economía del país. La existencia de una situación económica desfavorable podría afectar los niveles de la demanda de los clientes y la capacidad de estos últimos para adquirir los productos de la Compañía, lo cual podría tener un efecto adverso significativo sobre los resultados de operación, la situación financiera y la capacidad de la misma para pagar

dividendos a sus accionistas, y podría generar volatilidad en el precio de mercado de sus Acciones.

La Compañía utiliza el método de porcentaje de avance de obra ejecutada para reconocer sus ingresos por la venta de viviendas antes de recibir los recursos correspondientes, por lo que la falta de cierre de las operaciones de compraventa podría ocasionar que los ingresos efectivamente recibidos sean inferiores a los previamente reportados y requerir un ajuste en estos últimos

De conformidad con los PCGA Mexicanos y la práctica acostumbrada en la industria, la Compañía reconoce sus ingresos por la venta de viviendas utilizando el método de porcentaje de avance de obra ejecutada. Dicho método exige que la Compañía reconozca ingresos a medida que incurre en los costos de construcción. Sin embargo, la Compañía no recibe los recursos correspondientes sino hasta que hace entrega de las viviendas. En consecuencia, existe el riesgo de que la Compañía no reciba el importe de los ingresos previamente reportados si no logra cerrar las operaciones de compraventa respectivas.

Las reclamaciones amparadas por las garantías de construcción de la Compañía podrían afectar en forma adversa sus actividades, su situación financiera y sus resultados de operación

La Compañía ofrece una garantía de tres meses sobre sus viviendas que ampara ciertos defectos en la plomería, la instalación eléctrica, el sistema de drenaje y el sistema de gas, así como una garantía de un año que ampara la impermeabilización y por vicios ocultos. En el caso de las viviendas adquiridas a través de créditos hipotecarios otorgados por el FOVISSSTE, la Compañía está obligada a ofrecer una garantía de tres años que ampara vicios ocultos. Para las viviendas adquiridas a través de créditos hipotecarios otorgados por el INFONAVIT, la Compañía está obligada a ofrecer una garantía de dos años que ampara la plomería, la instalación eléctrica, el sistema de drenaje, el sistema de gas y la impermeabilización, así como una garantía de diez años que ampara vicios ocultos. La Compañía no puede garantizar que en el futuro no incurrirá en gastos significativos como resultado de reclamaciones relacionadas con las garantías antes mencionadas.

Riesgos Relacionados con México

Los cambios en las políticas del gobierno federal o la legislación aplicable podrían tener un efecto adverso sobre los resultados de operación y la situación financiera de la Compañía

Prácticamente todos los activos y las operaciones de la Compañía están ubicados en México. Por tanto, la Compañía está expuesta a los riesgos en materia política, económica, legal y regulatoria propios del país. El gobierno federal ha ejercido y continúa ejerciendo una influencia significativa sobre la economía nacional. En consecuencia, las acciones y políticas del gobierno federal en materia económica o con respecto a los organismos públicos descentralizados, las empresas de participación estatal mayoritaria, las instituciones financieras fondeadas o patrocinadas por dicho gobierno (especialmente el INFONAVIT, el FOVISSSTE y la SHF) y los programas de vivienda, podrían tener un efecto significativo sobre las empresas del sector privado en general y sobre la Compañía en particular, así como sobre las condiciones, los precios de mercado y los rendimientos de los valores emitidos por las empresas mexicanas. Ver la sección "Actividades de la Compañía — Regulación". Además, muchos de los clientes de la Compañía dependen de los programas de financiamiento hipotecario ofrecidos o patrocinados por entidades tales como el INFONAVIT, la SHF y el FOVISSSTE. Ver la sección "La industria nacional de la vivienda — El mercado nacional de la vivienda — Políticas del gobierno federal". La Compañía no puede garantizar que los cambios en las políticas del gobierno federal o en los

programas de financiamiento hipotecario ofrecidos por las entidades antes mencionadas, no afectarán en forma adversa sus actividades, su situación financiera y sus resultados de operación.

El debilitamiento de la economía nacional podría tener un efecto adverso sobre las actividades, la situación financiera y los resultados de operación de la Compañía

Las actividades, los resultados y la situación financiera de la Compañía dependen en parte del nivel de actividad económica del país. De 2001 a 2003 el país atravesó por un período de lento crecimiento económico, principalmente como resultado de la desaceleración en la economía de los Estados Unidos. De acuerdo con las estadísticas publicadas por BANXICO, en 2001 el Producto Interno Bruto ("PIB") disminuyó un 0.3% y el índice de inflación fue del 4.4%. En 2002 el PIB creció un 0.9% y el índice de inflación fue del 5.7%. En 2003 el PIB creció un 1.2% y el índice de inflación disminuyó al 4.0%. En 2004 el PIB creció un 4.2% y el índice de inflación se incrementó al 5.2%. En 2005 el PIB creció un 3.1% y el índice de inflación disminuyó al 3.33%.

El país también ha experimentado y probablemente continuará experimentando altas tasas de interés en términos tanto reales como nominales. En 2003, 2004 y 2005 las tasas de interés promedio de los Cetes a 28 días fueron de aproximadamente el 6.2%, el 6.8% y el 8.7%, respectivamente. En 2003 y 2004 el valor del peso frente al dólar (en términos nominales) se depreció en un 9.0% y un 0.3%, respectivamente, y en 2005 se apreció en un 5.2%. Por tanto, en la medida en que la Compañía incurra en deuda denominada en pesos en el futuro, podría verse obligada a pagar intereses a tasas más elevadas.

En el supuesto de que la economía nacional caiga en una recesión y las tasas de interés aumenten en forma significativa, el poder adquisitivo de los consumidores disminuirá y la demanda de viviendas podría verse afectada en forma negativa. Además, la recesión podría afectar las operaciones de la Compañía en la medida en que ésta no logre reducir sus costos y gastos en respuesta a la contracción de la demanda. Estos factores podrían dar como resultado una disminución en las ventas y los ingresos de la Compañía.

Las fluctuaciones en las tasas de interés podrían tener un efecto adverso sobre la situación financiera y los resultados de operación de la Compañía

La disponibilidad de créditos hipotecarios para la compra de viviendas medias y residenciales depende de las fluctuaciones en las tasas de interés. Históricamente, los créditos hipotecarios para este tipo de viviendas escasean en las épocas en que las tasas de interés son más elevadas ya que dichos créditos resultan más costosos y la demanda de los mismos disminuye. El aumento de las tasas de interés podría afectar la disponibilidad o la demanda de créditos hipotecarios otorgados por las instituciones de banca múltiple y otras fuentes de financiamiento. En el supuesto de que la economía nacional caiga en una recesión o se registren altos índices de inflación, tal y como ha ocurrido en el pasado, o de que las tasas de interés aumenten en forma significativa, el nivel de actividad para la construcción de vivienda e infraestructura podría disminuir y ocasionar una contracción en la demanda de los productos ofrecidos por la Compañía.

En el futuro la Compañía podría contratar deuda a tasas de interés elevadas o, en su caso, verse obligada a refinanciar su deuda a tasas de interés variables. Los aumentos en las tasas de interés podrían tener un efecto adverso sobre los resultados de operación de la Compañía.

La depreciación del peso podría tener un efecto adverso sobre la situación financiera, los resultados de operación y los flujos de efectivo de la Compañía

Las fluctuaciones en el valor del peso frente al dólar podrían tener un efecto adverso sobre la situación financiera y los resultados de operación de la Compañía. En virtud de que prácticamente todos los ingresos de la Compañía están y seguirán estando denominados en pesos, sus costos de financiamiento aumentarán en la medida en que se contrate deuda denominada en moneda extranjera y el valor del peso frente a dicha moneda disminuya. Además, la devaluación o depreciación del peso podría dar como resultado un incremento en el importe en pesos de los pasivos denominados en moneda extranjera que la Compañía llegue a contratar (incluyendo, en su caso, los contratos de suministro denominados en dólares), lo cual afectaría en forma negativa sus resultados de operación. Al 31 de diciembre de 2005 los pasivos denominados en moneda extranjera de la Compañía ascendían a aproximadamente 26.1 millones de dólares, en tanto que prácticamente todos sus ingresos estaban denominados en pesos. Del 1 de enero al 31 de diciembre de 2005, el valor del peso frente al dólar se apreció en aproximadamente un 5.2%. La depreciación substancial del peso también podría desestabilizar los mercados de cambios internacionales. Aun cuando actualmente el gobierno federal no impone restricciones a la capacidad de las personas físicas o morales mexicanas o extranjeras para convertir pesos a dólares u otras divisas, en el futuro podría implementar políticas de control de cambios restrictivas. Además, cualquier devaluación o depreciación del peso también podría tener un efecto adverso sobre la disponibilidad de financiamiento en términos atractivos para los posibles compradores de viviendas residenciales.

Los acontecimientos políticos podrían afectar las operaciones de la Compañía

El gobierno federal ejerce una gran influencia sobre muchos aspectos de la economía nacional. Además, una gran parte de las operaciones de la Compañía depende de las políticas del gobierno en materia de vivienda, especialmente en lo relacionado con el financiamiento y la operación de proveedores de financiamiento hipotecario. Como resultado de lo anterior, las medidas adoptadas por el gobierno federal con respecto a la economía, la regulación de ciertas industrias y el establecimiento de la política de vivienda, podrían tener un efecto significativo sobre las entidades del sector privado, incluyendo a la Compañía, y sobre las condiciones y precios de mercado y los rendimientos de los valores emitidos por las empresas mexicanas.

En julio de 2006 se celebrarán las próximas elecciones presidenciales y para el congreso. La Compañía no puede garantizar que la próxima administración mantendrá las políticas actuales en materia de vivienda, o que las nuevas políticas en materia de vivienda que adopte dicha administración no afectarán en forma negativa a la industria nacional de la vivienda en general y a la Compañía en particular. Además, es posible que a principios de 2007 ocurra una desaceleración en el otorgamiento de créditos hipotecarios por parte de los organismos proveedores de financiamiento en la medida en que dichos organismos sufran cambios de personal como resultado del cambio de administración en el país. Los resultados de las próximas elecciones presidenciales y para el congreso también podrían afectar en forma negativa a la economía nacional, lo que a su vez podría tener un efecto adverso sobre las actividades, la situación financiera y los resultados de operación de la Compañía, y sobre las condiciones del mercado y los precios y rendimientos de los valores emitidos por las empresas mexicanas.

Actualmente ningún partido político cuenta con representación mayoritaria en el congreso. La ausencia de un partido con representación mayoritaria en el congreso tras las próximas elecciones, la falta de consenso entre los poderes legislativo y ejecutivo durante la próxima

administración, y los cambios que surjan como resultado de las próximas elecciones, podrían ocasionar inestabilidad o desacuerdos que impidan la instrumentación oportuna de reformas económicas, lo que a su vez podría tener un efecto adverso significativo sobre la economía nacional y las operaciones de la Compañía.

Los acontecimientos en otros países podrían tener un efecto adverso sobre la economía nacional, los resultados de operación de la Compañía y el precio de mercado de los valores emitidos por la misma

Al igual que el resto de los valores emitidos por empresas de países con mercados emergentes, el precio de mercado de los valores emitidos por las empresas mexicanas se ve afectado en distintas medidas por las condiciones económicas y de mercado imperantes en otros países con mercados emergentes. Aun cuando las situaciones económicas de dichos países pueden ser muy distintas de la situación económica de México, las reacciones de los inversionistas ante los acontecimientos ocurridos en dichos países puede tener un efecto adverso sobre el precio de mercado de los valores emitidos por las empresas mexicanas. Por ejemplo, en los últimos años los precios de mercado de los valores representativos de deuda y capital emitidos por las empresas mexicanas disminuyeron en forma significativa como resultado de acontecimientos ocurridos en Rusia, Asia y Brasil.

Además, en los últimos años la correlación entre la situación económica de México y la situación económica de los Estados Unidos se ha acentuado como resultado de la celebración del Tratado de Libre Comercio de América del Norte ("TLCAN") y del incremento en el volumen de actividad económica entre ambos países. Como resultado de lo anterior, la desaceleración en la economía de los Estados Unidos, la instrumentación del TLCAN y otros acontecimientos similares, podrían tener un efecto adverso significativo sobre la economía de nuestro país y, en consecuencia, afectar la situación financiera y los resultados de operación de la Compañía. Además, los atentados terroristas en los Estados Unidos y otros países podrían ocasionar una contracción en la economía de los Estados Unidos y el resto del mundo, incluyendo México, lo cual podría tener un efecto adverso significativo sobre las operaciones y los ingresos de la Compañía y afectar el precio de los valores emitidos por la misma.

Riesgos relacionados con el mercado de valores y la tenencia de acciones de la Compañía

Los intereses de los accionistas que ejercen el control de la Compañía podrían ser contrarios a los intereses de sus accionistas minoritarios

Los accionistas que ejercen el control de la Compañía tienen la facultad, entre otras cosas, de nombrar a la mayoría de los miembros del consejo de administración y determinar el resultado de las votaciones con respecto a prácticamente todos los asuntos que deben ser aprobado por la asamblea de accionistas, incluyendo las reestructuraciones corporativas, las enajenaciones de activos y el decreto, fecha y monto de los pagos de dividendos. Los accionistas que ejercen el control de la Compañía podrían estar interesados en efectuar adquisiciones o enajenaciones, contratar financiamientos o celebrar otras operaciones similares que resulten contrarias a los intereses de los accionistas minoritarios.

Las futuras ventas de acciones por los accionistas que ejercen el control de la Compañía podrían ocasionar una disminución en el precio de mercado de las acciones de la Compañía

Los accionistas que ejercen el control de la Compañía son titulares de aproximadamente el 51.3% de las Acciones representativas del capital social de la misma. Cualquier acto realizado por dichos accionistas con el objeto de vender Acciones de las que son propietarios, o cualquier

percepción en el sentido de que dichos accionistas pudieran tener la intención de vender sus Acciones o parte de ellas, podría ocasionar una disminución en el precio de cotización de las Acciones de la Compañía.

La Compañía no puede garantizar que pagará dividendos en efectivo, o que el monto de dichos dividendos se mantendrá en el transcurso del tiempo

Existen diversos factores que pueden afectar la disponibilidad de efectivo para el pago de dividendos a los accionistas de la Compañía, y la fecha de pago de dichos dividendos. El monto disponible para el pago de dividendos se verá afectado por diversos factores, incluyendo entre otros, los resultados de operación, la situación financiera y las necesidades de capital de la Compañía en el futuro, las restricciones contractuales a las que se encuentre sujeta en razón de sus obligaciones de deuda, tanto actuales como futuras, y su capacidad para obtener recursos de sus subsidiarias. El monto que efectivamente se encuentre disponible para el pago de dividendos podría variar substancialmente con respecto al monto proyectado e incluso pudiera ser nulo. La Compañía no puede garantizar que podrá pagar dividendos, o que el monto de los dividendos que pague se incrementará con el transcurso del tiempo. El 20 de abril de 2006 la Compañía decretó un dividendo especial por un monto de $1,247.2 millones, equivalente a $3.80 por Acción. Sin embargo, la Compañía no puede garantizar que en el futuro pagará dividendos similares. Los resultados reales de la Compañía podrían ser muy distintos de los utilizados por el consejo de administración para efectos de recomendar el pago de dividendos o ajustar su política de dividendos. Además, no existe garantía de que el consejo de administración recomendará a la asamblea el decreto de dividendos, ni de que en caso de que efectúe dicha recomendación la asamblea efectivamente decretará dichos dividendos. Para una descripción de los factores que podrían afectar la disponibilidad y la fecha de pago de dividendos a los accionistas de la Compañía, ver la sección "Dividendos".

El mercado para las acciones de la Compañía es limitado

El mercado para las Acciones de la Compañía ha sido limitado. La Compañía no puede otorgar garantía alguna en cuanto a la liquidez de los mercados que lleguen a desarrollarse para sus Acciones o en cuanto al precio de mercado de las mismas. El precio de cotización de las Acciones de la Compañía depende de diversos factores, incluyendo los resultados de operación de la misma y el precio de mercado de otros valores similares.

d) Otros valores inscritos en el RNV

Al cierre del año 2005 no se tenía colocado ningún otro valor en el mercado de valores.

e) Cambios significativos a los derechos de valores inscritos en el RNV

En el año 2005 no hubo ninguna modificación a los derechos de las acciones de la Compañía inscritas en el RNV.

f) Documentos de carácter público

La Compañía informa que este reporte anual, al igual que todos los documentos de carácter público presentados a la CNBV y a la BMV, pueden ser consultados en la página de Internet de la Compañía: www.consorcioara.com.mx

Asimismo, a solicitud del público inversionista, en términos de las disposiciones aplicables, se pueden otorgar copias de dichos documentos, a través de los siguientes contactos:

Jaime del Río
Director de Relación con
Inversionistas
email: jdelrio@ara.com.mx
Tel: 5596-8803
Fax:5251-2980

Aarón Hernández
Relación con
Inversionistas
email: aaron@ara.com.mx
Tel: 5596-8803 y 5246-3144
Fax:5251-2980

Dirección:
Av. Bosque de Ciruelos no. 160
Piso 7.
Col. Bosques de las Lomas,
México D.F., C.P. 11700
Página de Internet: http://www.consorcioara.com.mx

II.- LA COMPAÑÍA

a) Historia y desarrollo de la Compañía

La empresa antecesora de la Compañía inició operaciones en 1977, y la Compañía se constituyó el 22 de noviembre de 1988 bajo la forma de sociedad anónima de capital variable, mediante escritura pública número 52,099, otorgada ante la fe del Lic. Gerardo Correa Etchegaray, Notario Público número 89 del Distrito Federal. El primer testimonio de dicha escritura quedó inscrito en el Registro Público de Comercio del Distrito Federal bajo el folio mercantil número 116,435, con fecha 2 de junio de 1989.

La Compañía tiene por objeto, entre otras cosas, la adquisición y enajenación por cualquier título legal de bienes inmuebles o de derechos reales sobre los mismos; la construcción y comercialización de todo tipo de vivienda, edificios, centros comerciales o habitacionales, terrenos urbanizados, desarrollos turísticos y en general la promoción, diseño y construcción de toda clase de obras de ingeniería; la urbanización y fraccionamiento de toda clase de terrenos y en general operar como sociedad inmobiliaria en los términos que la ley permite para realizar este tipo de actividades. La Compañía participa como accionista mayoritario de nueve empresas importantes que constituyen sus subsidiarias actuales.

La Compañía tiene una duración de 90 años, contados a partir del 30 de abril de 1996.

El domicilio social de la Compañía es la Ciudad de México, Distrito Federal y sus oficinas principales se encuentran ubicadas en Bosque de Ciruelos 140 -2° piso, colonia Bosques de las Lomas, Delegación Miguel Hidalgo, México, D.F., C.P. 11700. Su teléfono es: (+52 55) 5596 8864 y el número de fax es: (+52 55) 5245 2204. Así como la dirección de Internet es: http://www.consorcioara.com.mx.

La Compañía es una sociedad controladora que cuenta con nueve subsidiarias operativas. La siguiente gráfica muestra la estructura corporativa de la Compañía (incluyendo el porcentaje de participación accionaria que mantiene en cada una de sus subsidiarias) al 31 de diciembre de 2005: *(Ver la Sección "LA COMPAÑÍA – Descripción del Negocio – Actividad Principal - Estructura Corporativa")*

b) Descripción del negocio

i) Actividad principal

La Compañía es una empresa desarrolladora de vivienda con integración vertical que se especializa principalmente en la construcción de desarrollos habitacionales de interés social. La Compañía también se dedica a la construcción de desarrollos habitacionales de vivienda económica conocida como vivienda Progresiva, así como de vivienda media y residencial. La Compañía construye toda la infraestructura urbana y las instalaciones de sus desarrollos habitacionales, incluyendo calles, parques, sistemas de suministro de agua, plantas de luz, escuelas y zonas comerciales. Además, la Compañía se dedica a otros proyectos inmobiliarios tales como la venta de terrenos urbanizados con infraestructura e instalaciones básicas que cumplan con los requisitos aplicables en materia de uso de suelo, y la construcción de centros comerciales, hoteles y campos de golf. La Compañía colabora con los principales proveedores de financiamiento hipotecario del país: (i) el Instituto del Fondo Nacional de la Vivienda para los Trabajadores ("INFONAVIT"), (ii) el Fondo de la Vivienda del

Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado ("FOVISSSTE"), (iii) la Sociedad Hipotecaria Federal, S.N.C. ("SHF"). Asimismo con las instituciones de banca múltiple y las sociedades financieras de objeto limitado ("Sofoles").

Desde el inicio de sus operaciones en 1977, la Compañía ha construido y vendido aproximadamente 160,000 viviendas. Actualmente la Compañía opera en 14 estados y cuenta con reservas de terrenos en tres estados adicionales, los cuales comprenden las regiones con mayor potencial de crecimiento económico y demográfico del país. La Compañía cuenta con uno de los inventarios de terrenos estratégicos propios más grandes de entre todas las empresas constructoras de vivienda del país, con una superficie total de 35.7 millones de metros cuadrados, misma que en su opinión es suficiente para construir aproximadamente 146,943 viviendas de conformidad con sus planes maestros, incluyendo 33,463 viviendas Progresiva (22.8%), 91,274 viviendas de interés social (62.1%), 13,948 viviendas de tipo media (9.5%) y 8,258 viviendas residenciales (5.6%). La Compañía estima que dicha superficie será suficiente para cubrir aproximadamente cinco años y medio de operaciones con base en el volumen de ventas de vivienda registrado en 2005. Al 31 de diciembre de 2005 la Compañía tenía un total de 48,192 viviendas en desarrollos habitacionales en proceso de construcción en 17 ciudades.

Al 31 de diciembre de 2005 la Compañía tenía utilidades retenidas por $6,334.2 millones, mismas que representaban el nivel de utilidades retenidas más grande de entre todas las empresas constructoras de vivienda que cotizan en la BMV. Además, al 31 de diciembre de 2005 la Compañía era la única desarrolladora de vivienda del país que había decretado dividendos.

La Industria Nacional de la Vivienda

De acuerdo con el "INEGI", al 31 de diciembre de 2005 la población del país ascendía a 103.1 millones de habitantes. De acuerdo con el INEGI, entre 2000 y 2005 la población total del país creció un 1.0%. Además, de acuerdo con el CONAPO y el INEGI la población nacional crecerá a una tasa combinada anual del 0.95% durante los próximos cinco años. De acuerdo con el INEGI, al 31 de diciembre de 2005 el 61.4% de la población nacional tenía menos de 30 años de edad. De acuerdo con la Comisión Nacional de Fomento a la Vivienda ("CONAFOVI"), se espera que el sector de la población representado por los habitantes que tienen entre 30 y 59 años de edad, que constituye el sector de interés para la industria de la vivienda, crecerá de 35.8 millones en 2005 a 53.1 millones en 2030. Además, según las estadísticas publicadas por la CONAFOVI anualmente se celebran 750,000 matrimonios en el país. De acuerdo con las fuentes antes citadas, estos factores generarán una demanda sostenida de vivienda en el país durante el futuro predecible.

La Compañía considera que las condiciones macroeconómicas relativamente favorables que han imperado en el país durante los últimos cinco años en términos de las tasas de interés, el índice de inflación, el nivel de empleo y el nivel de los salarios, aunadas a la mejoría en la eficiencia operativa de los distintos programas de financiamiento hipotecario coordinados por la CONAFOVI, a las favorables políticas del gobierno federal en materia de vivienda, y al aumento en la disponibilidad de financiamiento hipotecario de parte del sector privado, han contribuido a una mejoría substancial generalizada en el mercado nacional de la vivienda. De acuerdo con el censo practicado por el INEGI en 2000, el país contaba con un total de 21.9 millones de viviendas. De acuerdo con el Programa Sectorial de Vivienda 2001-2006 del CONAFOVI publicado en 2000, en México existe un déficit de aproximadamente 4.3 millones de viviendas, incluyendo las viviendas que necesitan ser remodeladas o reemplazadas, y dicho déficit se incrementará a un ritmo de aproximadamente 1.1 millones de viviendas anuales durante el

período comprendido de 2001 a 2010. En los últimos años el gobierno federal ha implementado diversas políticas diseñadas para incrementar la oferta de viviendas costeables. El financiamiento hipotecario para la vivienda Progresiva y de interés social en el país ha sido suministrado principalmente por el INFONAVIT, el FOVISSSTE, la SHF, las instituciones de banca múltiple y las Sofoles. Entre el 1 de diciembre de 2000 y el 1 de diciembre de 2005 dichas instituciones otorgaron un total de 2.3 millones de créditos hipotecarios. El gobierno federal, a través de la CONAFOVI, ha comunicado su objetivo de garantizar el financiamiento y la construcción de aproximadamente 742,000 viviendas anuales para finales de 2006 (incluyendo 435,000 viviendas a través del INFONAVIT, 70,000 viviendas a través del FOVISSSTE, 115,000 viviendas a través de la SHF, y 122,000 viviendas a través de las instituciones de banca múltiple y las Sofoles) y aproximadamente 923,000 viviendas anuales para finales de 2009 (incluyendo 555,000 viviendas a través del INFONAVIT, 85,000 viviendas a través del FOVISSSTE, 115,000 viviendas a través de la SHF y 168,000 viviendas a través de las instituciones de banca múltiple y las Sofoles), lo cual representará una tasa combinada de crecimiento anual del 7.5% durante el período comprendido de 2006 a 2009.. De acuerdo con el plan quinquenal publicado por el INFONAVIT, el número de viviendas financiadas por dicho organismo podría alcanzar los 1.0 millones anuales para finales de 2010.

Ventajas Competitivas de la Compañía

La Compañía considera que cuenta con las siguientes ventajas competitivas:

- **Modelo de negocios eficiente.**El objetivo del modelo de negocios de la Compañía consiste en generar eficiencias operativas competitivas y mayores rendimientos sobre las inversiones, utilizando un enfoque disciplinado para la construcción de desarrollos habitacionales y otros proyectos inmobiliarios en el país. La Compañía se esfuerza por crear valor a largo plazo y continuamente busca identificar los posibles tipos de clientes, las preferencias de los mismos en cuestión de vivienda, las posibles necesidades de vivienda y la disponibilidad de créditos hipotecarios; mediante la evaluación constante y sistemática de la información económica y demográfica y sus estudios de mercado sobre el sector inmobiliario. El objetivo de la Compañía consiste en construir desarrollos habitacionales integrales que ofrezcan a sus clientes el mayor valor agregado posible. A fin de lograr lo anterior, la Compañía mantiene una política de adquisición selectiva de terrenos que le permite adquirir grandes extensiones de terreno sumamente atractivos y susceptibles de obtener todos los permisos de desarrollo y cumplir con los demás requisitos de carácter tanto federal como estatal y municipal.

  La Compañía también busca incrementar al máximo su eficiencia operativa a través del desarrollo continuo y el control estricto de procesos de construcción altamente sistematizados. Al mismo tiempo, la Compañía intenta garantizar que sus procesos de construcción y ventas estén sincronizados a manera de permitir que la construcción se apegue en la mayor medida posible a la demanda y la disponibilidad de financiamiento. Además, la plataforma tecnológica de la Compañía le proporciona información financiera y operativa detallada en tiempo real, mejorando con ello la eficiencia de sus operaciones y permitiéndole identificar nuevas oportunidades para diversificar sus actividades. Los elementos clave del modelo de negocios de la Compañía incluyen:

- la adquisición de un conocimiento detallado de los grupos demográficos a los que está enfocada, y de las preferencias de dichos grupos en cuestión de productos;

- la aplicación de sus conocimientos en cuanto a las preferencias de los consumidores, a fin de diseñar, construir y entregar viviendas y otros proyectos inmobiliarios satisfactorios para dichos consumidores;

- el mantenimiento y la constante mejora de sus capacidades internas (tales como su equipo de arquitectos, que tiene la capacidad de crear continuamente nuevos e innovadores diseños de vivienda);

- el uso y desarrollo de su amplia experiencia en la obtención de los permisos y las autorizaciones gubernamentales aplicables, incluyendo las necesarias para efectuar adquisiciones estratégicas de terrenos ejidales;

- el ofrecimiento de viviendas a precios bajos y con oportunidades para adaptar dichas viviendas de acuerdo a las preferencias de los consumidores en materia de ubicación, planos de construcción y opciones de diseño interior;

- la administración de su capital de trabajo y la reducción de sus riesgos operativos mediante la adquisición de terrenos a precios razonables en aquellos mercados que tienen un mayor potencial de crecimiento;

- el inicio de la construcción únicamente después de haber recibido confirmación de parte de los proveedores de financiamiento en el sentido de que éstos otorgarán créditos hipotecarios a los compradores que obtengan la calificación crediticia requerida;

- la acumulación de órdenes de compra y la reducción del período de tiempo comprendido desde el inicio de la construcción hasta la entrega final de las viviendas a los compradores; y

- el establecimiento de un flujo ordenado de producción de viviendas de alta calidad a bajo costo.

- **Eficiencia en la producción a través de economías de escala.** La Compañía continúa aprovechando las ventajas de las economías de escala y fortaleciendo su posición de mercado al ofrecer una amplia gama de viviendas ubicadas en desarrollos habitacionales urbanos con un alto valor agregado para sus clientes. Al mismo tiempo, la Compañía mantiene un inventario adecuado de terrenos estratégicos. Desde hace muchos años la Compañía tiene celebrados contratos y otros acuerdos con proveedores clave de acero, cemento y otros materiales de construcción, mismos que se renegocian anualmente y le proporcionan acceso a niveles adecuados de abasto de dichos insumos a precios bajos. La Compañía es el quinto productor de concreto más grande del país, y todo el concreto producido por sus plantas se utiliza exclusivamente en sus operaciones.

- **Diversificación de operaciones.**Las operaciones de la Compañía están diversificadas en cuatro amplios aspectos: (i) ubicación geográfica, (ii) gama de productos, (iii) esquemas de construcción y (iv) relaciones con los proveedores de financiamiento hipotecario.

- **Diversificación geográfica.**La Compañía considera que su nivel de diversificación geográfica es superior al de la mayoría de las empresas constructoras de vivienda que se cotizan en la BMV. Actualmente la Compañía opera en 14 estados y cuenta con reservas de terrenos en tres estados adicionales, los cuales comprenden los estados con mayor potencial de crecimiento económico y demográfico del país, y pone un especial énfasis en aquéllos estados que cuentan con el nivel más alto de concentración de derechohabientes del INFONAVIT que pueden obtener las calificaciones crediticias requeridas. De acuerdo con las estadísticas publicadas por la CONAPO, durante el período comprendido de 2006 a 2010 los diez estados con los índices más altos de celebración de matrimonios y formación de familias generarán demanda para más de 2 millones de viviendas. La Compañía opera en ocho de estos diez estados.

- **Amplia gama de viviendas y Otros Proyectos Inmobiliarios de alta calidad.**La Compañía ofrece una amplia gama de viviendas y otros proyectos inmobiliarios de alta calidad, incluyendo viviendas Progresiva, de interés social, medias y residenciales ubicadas en desarrollos habitacionales urbanizados que cuentan con diversas características e instalaciones de valor agregado. Además, la Compañía está poniendo un mayor énfasis en otro tipo de proyectos inmobiliarios tales como la venta de terrenos urbanizados con infraestructura e instalaciones básicas que cumplan con los requisitos aplicables en materia de uso de suelo, y la construcción de centros comerciales, hoteles y campos de golf. La Compañía intenta incorporar continuamente nuevos tipos de viviendas y otros proyectos inmobiliarios a su cartera de productos. Por ejemplo, su nuevo desarrollo habitacional Paraíso Country Club, en la ciudad de Cuernavaca, incluye un campo de golf, casa club, 953 condominios y 768 lotes residenciales sobre una superficie de 164.2 hectáreas.

- **Capacidad de construcción horizontal y vertical.**La Compañía cuenta con una amplia experiencia en las etapas tanto horizontal (que incluye el aplanado y drenaje de los terrenos) como vertical (que incluye las obras estructurales y los acabados) de toda construcción, lo cual le permite adaptar mejor sus productos a las preferencias de sus clientes y a las características físicas de un determinado sitio utilizando un plan urbano y un diseño arquitectónico innovador e integrado. Por ejemplo, su nuevo desarrollo habitacional Colinas de San José, ubicado en el municipio de Tlalnepantla, Estado de México, incluirá 72 edificios de departamentos de entre siete y diez pisos y 110 condominios sobre una superficie de 57.7 hectáreas, con un total de 2,387 viviendas medias y residenciales. Este desarrollo habitacional ofrecerá a los clientes de la Compañía opciones de vivienda ya sea de uno o varios pisos, así como una amplia variedad de diseños y otras opciones dentro de una comunidad integrada.

- **Relaciones con múltiples proveedores de financiamiento hipotecario.**Tradicionalmente la Compañía ha mantenido relaciones de trabajo sólidas, bien manejadas y eficientes con la mayoría de los principales proveedores de financiamiento hipotecario del país, incluyendo el INFONAVIT, el FOVISSSTE, la SHF, las instituciones de banca múltiple y las Sofoles. El equipo de ventas de la Compañía está capacitado para entender y satisfacer las necesidades y expectativas de vivienda de sus clientes, y para identificar, ofrecer y promover los productos de crédito hipotecario más adecuados a sus

necesidades y circunstancias a fin de que los mismos estén en posibilidad de comprar sus productos. La Compañía considera que lo anterior la coloca en una mejor posición para controlar los riesgos relacionados con los cambios operativos adversos en la industria nacional del financiamiento hipotecario, haciéndola menos vulnerable a los cambios negativos en la capacidad de una determinada institución para otorgar créditos hipotecarios a sus clientes. El contacto frecuente y la buena relación profesional de la Compañía con la mayoría de los principales proveedores de financiamiento hipotecario del país, aunados a su proceso de negocios altamente eficiente y sistematizado y a su avanzada plataforma tecnológica, le han permitido mantener relaciones positivas con la mayoría de dichos proveedores y, a su vez, obtener un mayor y más rápido acceso a créditos hipotecarios para sus clientes.

- La Compañía considera que su continua expansión geográfica, su flexibilidad para ofrecer distintos tipos de vivienda y otros proyectos inmobiliarios, su experiencia en las etapas tanto horizontal como vertical de las construcciones, y sus sólidas y diversas relaciones con los proveedores de financiamiento hipotecario, constituyen factores importantes que le permiten mantener una estrategia eficaz de control de riesgos y continuar ampliando en forma exitosa sus operaciones.

- **Uso eficiente del capital.**La Compañía busca obtener los mayores rendimientos posibles sobre el capital que invierte, así como el mayor rendimiento total para sus accionistas. Para lograr este objetivo la Compañía administra en forma agresiva el capital que invierte en sus actividades y mantiene una estructura de capital cuyo objetivo es permitirle la máxima flexibilidad financiera posible. La Compañía también ha logrado mantener niveles relativamente bajos de inventarios y cuentas por cobrar. Además, la Compañía ha logrado mantener un nivel de deuda que le ha permitido pagar dividendos sin sacrificar las inversiones necesarias para lograr tasas de crecimiento adecuadas y realizar adquisiciones de terrenos estratégicos.

Las reservas de terrenos de la Compañía están ubicadas estratégicamente en aquéllas regiones del país donde, en su opinión, el costo del capital se verá más que contrarrestado por la demanda de vivienda. La Compañía evalúa continuamente las alternativas disponibles para desarrollar terrenos de manera que obtenga el mayor rendimiento posible sobre sus inversiones en los mismos. Por ejemplo, la Compañía puede desarrollar y vender sus reservas en forma de desarrollos habitacionales o terrenos semi-urbanizados, dependiendo de la opción que le genere mayores márgenes.

- **Programas adecuados de mercadotecnia y ventas, y reconocimiento de marcas.**Las operaciones de mercadotecnia y ventas de la Compañía están orientadas a eficientar sus procesos de venta e incrementar su volumen de ventas. La Compañía está enfocada a grupos demográficos identificados con base en los niveles de ingresos de los consumidores y otros factores. La Compañía considera que sus programas especializados de ventas y su plataforma tecnológica le permiten implementar estructuras de ventas estandarizadas al momento de incursionar en nuevos mercados. La Compañía también considera que sus clientes identifican sus marcas con las nociones de valor y fuerte compromiso en materia de servicio al cliente.

- **Equipo de funcionarios con gran experiencia.**La Compañía considera que tiene el beneficio de contar con un equipo de funcionarios con amplia experiencia en la industria nacional de la vivienda. La Compañía también cuenta con una amplia experiencia en la construcción de desarrollos habitacionales de interés social, y con capacidad comprobada para incursionar rápidamente en otros sectores del mercado nacional de la vivienda y en otros proyectos inmobiliarios. La estructura de la administración de la Compañía está diseñada para promover la responsabilidad, el buen desempeño y la innovación dentro del equipo de ejecutivos y de toda la empresa.

Estrategia de la Compañía

Los objetivos de la Compañía consisten en proporcionar a sus clientes viviendas y otros proyectos inmobiliarios de alta calidad a precios competitivos, buscando al mismo tiempo incrementar su participación de mercado tanto en las regiones geográficas en las que ya opera como en nuevos mercados seleccionados estratégicamente, y en incrementar al máximo los rendimientos generados por el capital invertido. Para lograr estos objetivos la Compañía ha desarrollado las siguientes estrategias de negocios:

- **Fortalecimiento de su posición de liderazgo en el mercado nacional de la vivienda e incremento de su participación en los sectores de alto margen del mercado inmobiliario.**Históricamente la Compañía ha participado en los sectores de la vivienda de interés social, media y residencial del mercado, pero desde finales de 1994 se ha enfocado principalmente al sector de la vivienda de interés social. Desde 2000 la Compañía también participa en el sector de la vivienda Progresiva, y desde 2001 participa en la construcción y venta de otros desarrollos inmobiliarios. La Compañía considera que en los próximos años la demanda de vivienda y la disponibilidad de financiamiento hipotecario serán mayores en el sector de la vivienda Progresiva y de interés social. Por tanto, la Compañía tiene planeado continuar concentrando una parte substancial de sus operaciones en estos sectores y fortaleciendo su posición como una de las empresas desarrolladoras de vivienda Progresiva y de interés social líderes en el país.

  Al mismo tiempo, la Compañía considera que los sectores de la vivienda media y residencial y el mercado para otros proyectos inmobiliarios tales como la construcción de centros comerciales y la venta de terrenos urbanizados, también le ofrecen oportunidades para lograr un gran crecimiento y obtener altos márgenes. La Compañía tiene planeado incrementar sus actividades en estos sectores, que generan márgenes relativamente mayores, en la medida en que surjan proyectos adecuados y se incremente la demanda de estos tipos de vivienda y productos inmobiliarios.

- **Producción de viviendas de bajo costo y alta calidad.**La Compañía considera que el mantenimiento de precios competitivos y la alta calidad de sus viviendas le permitirán conservar o incrementar su participación en los sectores de la vivienda Progresiva y de interés social. Además, la Compañía considera que sus precios competitivos y la alta calidad de sus productos constituyen elementos clave para su éxito en los sectores de la vivienda media y residencial. La Compañía ha estado diseñando y construyendo modelos de vivienda Progresiva y de interés social de más bajo costo (incluyendo modelos de una recámara que pueden adaptarse y convertirse a dos recámaras), los cuales se venderán a precios más bajos que los actuales modelos de dos recámaras a fin de ampliar el mercado de posibles

compradores capaces de obtener financiamiento hipotecario. La Compañía también tiene planeado continuar invirtiendo en el desarrollo de sistemas de diseño y construcción a fin de reducir aún más los costos de construcción y los precios de venta de sus viviendas sin afectar la calidad de sus productos o su rentabilidad.

La Compañía continuará aplicando filosofías de planeación y diseño que pongan énfasis en el mantenimiento de altos estándares de construcción y calidad de vida para sus clientes. La Compañía considera que su capacidad para entregar viviendas de gran calidad a precios competitivos constituye una de sus mayores ventajas competitivas.

- **Incremento de la participación de mercado.**La Compañía considera que la mayoría de las empresas constructoras y desarrolladoras se concentran en desarrollos habitacionales de relativamente pequeña escala que abarcan entre 50 y 500 viviendas, y que en 2005 únicamente seis empresas construyeron más de 10,000 viviendas en el país. La Compañía considera que su gran experiencia en la construcción de desarrollos habitacionales, la naturaleza diversificada de sus operaciones, su acceso a diversas fuentes de financiamiento, su profundo conocimiento y experiencia en los procesos de financiamiento hipotecario, y sus inventarios de terrenos, la colocan en una buena posición para beneficiarse de la fragmentación existente en la industria nacional de la vivienda. La Compañía también considera que dichos factores podrían permitirle incrementar su participación de mercado en términos del número de viviendas construidas y el número de compromisos de otorgamiento de créditos hipotecarios por parte del INFONAVIT, la SHF, el FOVISSSTE y los demás proveedores de financiamiento para la vivienda de interés social, y del número de compromisos de otorgamiento de créditos hipotecarios por parte de las instituciones de banca múltiple, las Sofoles y otras instituciones financieras. Como parte de sus esfuerzos para diversificar su mezcla de productos y adquirir una mayor participación de mercado, la Compañía también busca otras oportunidades en el mercado inmobiliario, incluyendo la construcción de centros comerciales y desarrollos habitacionales para fines vacacionales. Además, la Compañía tiene planeado ampliar su programa Hogares Sin Fronteras, que ofrece viviendas ubicadas en México a los mexicanos residentes en los Estados Unidos.

- **Enfoque en los mercados estratégicos.**La Compañía continuará concentrándose en las oportunidades de alto crecimiento disponibles en las principales zonas metropolitanas y urbanas del país. La Compañía ha seleccionado estratégicamente las regiones en las que opera, utilizando estudios de mercado preparados tanto a nivel interno como por consultores independientes. La Compañía tiene planeado ampliar sus operaciones en varios de los estados en las que ya ha tenido éxito en la construcción y venta de desarrollos habitacionales, o en las que actualmente tiene desarrollos habitacionales en proceso de construcción, y también tiene planeado ampliar sus operaciones en forma selectiva incursionando en otros mercados geográficos del país.

- **Mantenimiento de inventarios adecuados de terrenos.**La Compañía tiene planeado continuar manteniendo un volumen adecuado de terrenos estratégicamente ubicados en las principales zonas metropolitanas y urbanas del país, que sean aptos para la construcción de diversos tipos de desarrollos habitacionales u otros proyectos inmobiliarios dependiendo de la demanda imperante en un determinado momento y respecto de los cuales haya obtenido o pueda obtener todos los permisos necesarios. Al 31 de diciembre de 2005 la Compañía

contaba con un inventario de terrenos con una superficie de 35.7 millones de metros cuadrados, para futuras construcciones.

- **Reducción del inventario de viviendas no vendidas.**La Compañía tiene planeado continuar reduciendo al mínimo los riesgos relacionados con sus inversiones en la construcción de viviendas no vendidas, manteniendo un inventario de viviendas terminadas pero no vendidas y viviendas en proceso de construcción que sea adecuado para satisfacer la demanda inmediata en cada uno de los sectores del mercado. En los sectores de la vivienda Progresiva y de interés social, la Compañía generalmente mantiene un nivel muy bajo de viviendas no vendidas que se encuentran en distintas etapas de construcción. La estrategia de la Compañía en estos sectores consiste en no comenzar la construcción de una vivienda sino hasta que ha recibido confirmación de parte de los proveedores de financiamiento en el sentido de que una vez que se identifique a un comprador y éste haya obtenido la calificación crediticia requerida, dichos proveedores le otorgarán un crédito hipotecario. En los sectores de la vivienda media y residencial, la estrategia de la Compañía consiste en mantener el menor nivel posible de inventarios de viviendas no vendidas, pero que al mismo tiempo sea adecuado para satisfacer la posible demanda de viviendas terminadas para entrega inmediata.

Descripción de las operaciones

General

Las operaciones de la Compañía incluyen la evaluación y adquisición de terrenos; la planeación de desarrollos habitacionales; la obtención de licencias, permisos y autorizaciones; la obtención de compromisos de asignación de créditos hipotecarios de parte de los proveedores de financiamiento, las instituciones de banca múltiple y las Sofoles; y la construcción, comercialización y venta de vivienda Progresiva, media y residencial. La Compañía también se dedica a otro tipo de proyectos inmobiliarios, incluyendo la venta de terrenos urbanizados con infraestructura e instalaciones básicas que cumplan con los requisitos aplicables en materia de uso de suelo, y la construcción de centros comerciales, hoteles y campos de golf.

Normalmente la Compañía está involucrada a un mismo tiempo en el diseño y la planeación, construcción y venta de varios desarrollos habitacionales y proyectos inmobiliarios en distintos sectores del mercado. Por lo general, la Compañía adquiere los terrenos necesarios para la construcción de un desarrollo habitacional utilizando recursos generados a nivel interno, recursos obtenidos en préstamo, financiamientos otorgados por los vendedores de los terrenos, o una combinación de los mismos. El punto de partida para el diseño y la planeación de los desarrollos habitacionales y demás proyectos inmobiliarios de la Compañía está representado por los estudios de mercado realizados por la misma, los cuales tienen como objetivo principal analizar la demanda de los consumidores, la ubicación idónea de cada desarrollo o proyecto, las alternativas de diseño para el mismo y los requisitos arquitectónicos de los edificios y la infraestructura. Posteriormente la Compañía obtiene las autorizaciones, aprobaciones, permisos y licencias necesarias de parte de las autoridades federales, estatales y municipales, y de cualesquiera otras personas (por ejemplo, las servidumbres de paso), para la construcción del desarrollo o proyecto. En el caso de los desarrollos habitacionales, una vez obtenidas dichas autorizaciones el desarrollo habitacional correspondiente se somete a la consideración de los proveedores de financiamiento de los sectores público y privado con el fin de obtener compromisos de asignación de créditos hipotecarios para los compradores que reciban la calificación crediticia requerida.

Tras la obtención de las autorizaciones gubernamentales necesarias y los compromisos de asignación de créditos de parte de los proveedores de financiamiento hipotecario, la Compañía elabora un plan de trabajo y un calendario para la instalación de la infraestructura y la interconexión del desarrollo inmobiliario a las redes de servicios públicos y caminos de la zona urbana correspondiente, e inicia el proceso de construcción del mismo. La construcción de una vivienda Progresiva o de interés social típica requiere aproximadamente entre 30 y 35 días, la construcción de una vivienda media típica entre 40 y 45 días y la construcción de una vivienda residencial típica entre 150 y 180 días. Alrededor de la fecha de inicio de la construcción, la Compañía pone en marcha su programa de mercadotecnia y ventas. Una vez que un cliente decide comprar una vivienda de la Compañía, el mismo presenta una solicitud de crédito hipotecario al proveedor de financiamiento, obtiene la aprobación de su solicitud y selecciona su vivienda.

Durante el año que terminó el 31 de diciembre de 2005 la Compañía reportó ingresos por un total de $6,800 millones, de los cuales el 98.4% fue imputable a sus actividades como desarrollador y el 1.6% fue imputable principalmente a sus actividades relacionadas con Otros Proyectos Inmobiliarios.

(Ver la Sección: "INFORMACIÓN FINANCIERA - Información financiera por línea de negocio, zona geográfica y ventas de exportación"

(Ver la Sección: "LA COMPAÑÍA – Descripción del Negocio – Actividad Principal - Estrategia de la Compañía - Fortalecimiento de su posición de liderazgo en el mercado nacional de la vivienda e incremento de su participación en los sectores de alto margen del mercado inmobiliario")

Desarrollos habitacionales y compromisos de asignación de créditos actuales

Al 31 de diciembre de 2005 la Compañía tenía 48,192 viviendas en desarrollos habitacionales en proceso de construcción sobre terrenos con una superficie total de 8.7 millones de metros cuadrados (incluyendo los terrenos en proceso de desarrollo a través de coinversiones) y compromisos de asignación de créditos para 30,287 viviendas. La siguiente tabla contiene información sobre los desarrollos habitacionales de la Compañía que se encontraban en proceso de construcción al 31 de diciembre de 2005:

Ubicación y tipo de desarrollo habitacional	Capacidad de los desarrollos en proceso[1]	Viviendas vendidas	Capacidad restante[2]	Compromisos de asignación de créditos[3]
Vivienda progresiva:				
Estado de México	9,129	5,111	4,018	1,182
Quintana Roo	3,946	2,234	1,712	—
Puebla	1,687	285	1,402	245
Veracruz	1,176	10	1,166	584
Michoacán	786	71	715	415
Guerrero	715	—	715	400
Jalisco	615	28	587	
Chihuahua	114	66	48	
Subtotal	18,168	7,805	10,363	2,826

Ubicación y tipo de desarrollo habitacional	Capacidad de los desarrollos en proceso[1]	Viviendas vendidas	Capacidad restante[2]	Compromisos de asignación de créditos[3]
Vivienda de interés social:				
Estado de México	52,223	40,484	11,739	6,745
Baja California	11,820	8,032	3,788	2,838
Nuevo León	5,931	2,186	3,745	2,256
Morelos	3,663	895	2,768	1,377
Puebla	5,256	2,966	2,290	1,229
Quintana Roo	7,917	6,440	1,477	2,877
Veracruz	1,196	—	1,196	
Guerrero	851	—	851	176
Michoacán	1,124	395	729	1,357
Jalisco	608	359	249	705
Chihuahua	2,446	2,297	149	994
Subtotal	93,035	64,054	28,981	20,554
Vivienda media:				
Estado de México	7,461	3,346	4,115	3,381
Morelos	610	20	590	583
Puebla	674	182	492	535
Michoacán	393	2	391	
Querétaro	765	440	325	665
Jalisco	342	46	296	86
Chihuahua	307	166	141	507
Guanajuato	509	437	72	486
Nuevo León	2,021	1,953	68	206
Distrito Federal	180	—	180	—
Subtotal	13,262	6,592	6,670	6,449
Vivienda residencial:				
Morelos	1,720	—	1,720	
Baja California	409	149	260	82
Estado de México	240	123	117	6
Guerrero	191	113	78	23
Quintana Roo	120	117	3	347
Subtotal	2,680	502	2,178	458
Total	127,145	78,953	48,192	30,287

(1) Representa, para cada uno de los desarrollos habitacionales que actualmente se encuentran en proceso de construcción, el número máximo estimado de viviendas que pueden construirse sobre el terreno respectivo de acuerdo con los niveles de densidad autorizados a nivel interno.

(2) Representa el número máximo estimado de viviendas que puede construirse sobre los terrenos para futuras construcciones relacionados con los desarrollos habitacionales que actualmente se encuentran en proceso de construcción, menos las viviendas ya vendidas. La Compañía no comienza a construir sus desarrollos habitacionales sino hasta que ha obtenido los compromisos de asignación de créditos para los compradores que obtengan la calificación crediticia requerida. Como se explica a continuación, la Compañía no puede garantizar que los números estimados de viviendas susceptibles de construirse sobre los terrenos de los que es propietaria resultarán correctos.

(3) Representa el número de viviendas no vendidas que actualmente se encuentran en proceso de construcción, respecto de las cuales la Compañía ha recibido confirmación de parte de los proveedores de financiamiento en el sentido de que una vez que se identifique a un comprador y éste haya obtenido la calificación crediticia requerida, dichos proveedores le otorgarán un crédito hipotecario.

Como parte del proceso de elaboración del plan maestro de cada uno de sus desarrollos habitacionales, la Compañía calcula el número de viviendas que puede construir sobre el terreno respectivo. Dichos cálculos se basan en diversas presunciones, incluyendo la densidad de vivienda aprobada, la obtención de todos los permisos necesarios, la demanda prevista y el nivel esperado de disponibilidad de financiamiento hipotecario. Tal y como se muestra en la columna "capacidad restante" de la tabla que antecede, con base en los planes maestros preliminares al 31 de diciembre de 2005 la Compañía estima que los terrenos de los que es propietaria y en los que actualmente tiene desarrollos habitacionales en proceso de construcción, tienen capacidad para la construcción de aproximadamente 48,192 viviendas (excluyendo las viviendas ya vendidas). El éxito de la Compañía en la implementación de sus planes maestros depende de diversos factores

de naturaleza incierta, incluyendo los antes mencionados, y la Compañía puede modificar en cualquier momento dichos planes. Por tanto, no existe garantía alguna de que el número de viviendas indicado en las columnas "capacidad restante" y "capacidad de los desarrollos en proceso" de la tabla que antecede, realmente llegará a construirse. Ver la sección "Factores de riesgo — Riesgos relacionados con las actividades de la Compañía — El éxito de la Compañía en la implementación de sus planes maestros de desarrollo depende de varios factores inciertos".

Principales Desarrollos Habitacionales de Vivienda Media y Residencial en Proceso

- Este es un nuevo desarrollo Paraíso Country Club. habitacional que incluye una casa club, canchas de tenis, instalaciones deportivas y un campo de golf de 18 hoyos ubicado en forma contigua a Paseos del Río, un desarrollo habitacional de 4,480 viviendas. Paraíso Country Club comprende 953 condominios y 768 lotes residenciales sobre una superficie de 164.2 hectáreas en la ciudad de Cuernavaca, cuya conclusión está prevista para 2012.

- Colinas Este de San José. proyecto, cuya conclusión está prevista para 2009, es un desarrollo habitacional integrado por edificios de departamentos y condominios orientados a los sectores de la vivienda media y residencial. Colinas de San José está ubicado en el municipio de Tlalnepantla, Estado de México, y comprende 2,387 viviendas, incluyendo 72 edificios de departamentos y 110 condominios sobre una superficie de 57.7 hectáreas. La Compañía también ha diseñado y construido dos escuelas primarias ubicadas en forma contigua a Colinas de San José, y otras obras de infraestructura para dicho desarrollo.

- San Este Gregorio, Metepec. proyecto, cuya conclusión está prevista para 2011, es un desarrollo habitacional en condominio orientado a los sectores de la vivienda media y residencial, ubicado a aproximadamente 56 kilómetros de la Ciudad de México. El desarrollo habitacional comprende 1,650 viviendas sobre una superficie de 76.8 hectáreas.

Reservas de Terrenos para Desarrollos Habitacionales

Uno de los elementos más importantes de la estrategia de la Compañía consiste en utilizar su amplio inventario de terrenos ubicados estratégicamente en las principales zonas metropolitanas y urbanas del país, mismos que pueden desarrollarse para distintos tipos de vivienda y otros proyectos inmobiliarios dependiendo de la demanda, y cuentan con todos los permisos de desarrollo necesarios. Al 31 de diciembre de 2005 la Compañía tiene terrenos con una superficie total de 35.7 millones de metros cuadrados, de los cuales 8.7 millones de metros cuadrados se encontraban en proceso de desarrollo (incluyendo los terrenos que se encontraban en proceso de desarrollo a través de coinversiones).

El siguiente mapa muestra la ubicación de los terrenos para futuras construcciones de la Compañía y el número máximo estimado de viviendas que pueden construirse sobre los mismos:


Baja California
10,786
Sonora
2,822
Chihuahua
1,380
Total 146,943
Nuevo León
9,013
Sinaloa
48
Guanajuato
3,152
Quintana Roo
23,481
Toluca, Edo. de México
16,751
Jalisco
14,041
Querétaro
2,842
Michoacán
1,835
Distrito Federal
411
Veracruz
4,501
Morelos
5,407
Valle de México
44,573
Guerrero
1,676
Puebla
4,184
Tabasco
40

La siguiente tabla contiene información derivada del plan maestro de la Compañía respecto de todos los terrenos de los que era propietaria al 31 de diciembre de 2005, incluyendo los terrenos para futuras construcciones que actualmente no se encuentran en proceso de desarrollo:

Ubicación y tipo de desarrollo habitacional	Plan maestro[1]	Viviendas vendidas	Capacidad restante[2]
Vivienda Progresiva:			
Estado de México	36,406	11,238	25,168
Guanajuato	1,950	0	1,950
Quintana Roo	3,946	2,234	1,712
Puebla	1,687	285	1,402
Veracruz	1,176	10	1,166
Michoacán	786	71	715
Guerrero	715	0	715
Jalisco	615	28	587
Chihuahua	114	66	48
Subtotal	47,395	13,932	33,463
Vivienda de interés social:			
Estado de México	86,429	57,189	29,240
Quintana Roo	23,095	6,440	16,655
Baja California	19,745	9,219	10,526
Jalisco	10,017	359	9,658
Nuevo León	11,131	2,186	8,945
Veracruz	2,935	0	2,935
Sonora	2,822	0	2,822
Morelos	3,663	895	2,768
Puebla	8,412	6,122	2,290
Querétaro	1,380	0	1,380
Guanajuato	1,130	0	1,130
Chihuahua	3,376	2,297	1,079
Guerrero	851	0	851
Michoacán	1,124	395	729
Subtotal	176,110	85,102	91,008

Ubicación y tipo de desarrollo habitacional	Plan maestro[1]	Viviendas vendidas	Capacidad restante[2]
Vivienda media:			
Estado de México	12,101	7,299	4,802
Jalisco	2,942	46	2,896
Quintana Roo	3,468	1,468	2,000
Querétaro	1,902	440	1,462
Morelos	939	20	919
Puebla	674	182	492
Veracruz	618	218	400
Michoacán	393	2	391
Chihuahua	419	166	253
Distrito Federal	411	0	411
Guanajuato	509	437	72
Nuevo León	2,021	1,953	68
Sinaloa	48	0	48
Subtotal	26,445	12,231	14,214
Vivienda residencial:			
Quintana Roo	3,600	486	3,114
Estado de México	2,382	268	2,114
Morelos	1,720	0	1,720
Jalisco	900	0	900
Baja California	409	149	260
Guerrero	259	149	110
Tabasco	40	0	40
Subtotal	9,310	1,052	8,258
Total	259,260	112,317	146,943

(1) Representa, para cada uno de los desarrollos habitacionales que actualmente se encuentran en proceso de construcción, y para los terrenos para futuras construcciones en los que actualmente no se están realizando actividades, el número máximo estimado de viviendas que pueden construirse sobre el terreno respectivo de acuerdo con los niveles de densidad autorizados a nivel interno.

(2) Representa el número máximo estimado de viviendas susceptibles de construirse sobre los terrenos para futuras construcciones relacionados con (i) los desarrollos habitacionales que actualmente se encuentran en proceso de construcción, menos las viviendas ya vendidas, y (ii) los desarrollos habitacionales ya existentes en los que actualmente no se están realizando actividades de construcción. La Compañía no comienza a construir sus desarrollos habitacionales sino hasta que ha obtenido compromisos de asignación de créditos para los compradores que obtengan la calificación crediticia requerida. Como se explica a continuación, la Compañía no puede garantizar que los números estimados de viviendas susceptibles de construirse sobre los terrenos de los que es propietaria resultarán correctos.

Como parte del proceso de elaboración del plan maestro de cada uno de los terrenos para futuras construcciones, y de cada desarrollo habitacional en proceso de construcción, la Compañía calcula el número de viviendas que puede construir sobre el terreno respectivo. Dichos cálculos se basan en diversas estimaciones, incluyendo la densidad de vivienda aprobada, la obtención de todos los permisos necesarios, la demanda prevista y el nivel esperado de disponibilidad de financiamiento hipotecario. Tal y como se muestra en la columna "capacidad restante" de la tabla que antecede, de conformidad con los planes maestros preliminares al 31 de diciembre de 2005 la Compañía estima que los terrenos de los que es propietaria, incluyendo los terrenos para futuras construcciones en los que actualmente no se están realizando actividades, tienen capacidad para la construcción de aproximadamente 146,943 viviendas (excluyendo las viviendas ya vendidas). El éxito de la Compañía en la implementación de sus planes maestros depende de diversos factores de naturaleza incierta, incluyendo los antes mencionados, y la Compañía puede modificar en cualquier momento dichos planes. Por tanto, no existe garantía alguna de que el número de viviendas indicado en las columnas "plan maestro" y "capacidad restante" de la tabla que antecede, realmente llegará a construirse.

Otros Proyectos Inmobiliarios

Además de la construcción de viviendas, la Compañía se dedica a otros proyectos inmobiliarios complementarios con el objeto de incrementar el valor de sus desarrollos habitacionales urbanos e implementar su estrategia de diversificación. Además de construir obras de infraestructura general tales como puentes, caminos, plantas de tratamiento de agua, sistemas de drenaje y servicios públicos, la Compañía se dedica a la planeación y venta de terrenos urbanizados con infraestructura e instalaciones básicas que cumplan con los requisitos aplicables en materia de uso de suelo, y a la construcción (a través de asociaciones con coinversionistas) de centros comerciales, locales comerciales, hoteles e instalaciones turísticas. Al 31 de diciembre de 2005 la Compañía tenía dos proyectos inmobiliarios no habitacionales en proceso de construcción en el estado de Quintana Roo. Al 31 de diciembre de 2005 la Compañía tenía terrenos para futuras construcciones no relacionadas con desarrollos habitacionales con una superficie total de 4.8 millones de metros cuadrados.

Centros comerciales

En septiembre de 2000 la Compañía constituyó una subsidiaria cien por ciento propia, denominada Promotora y Desarrolladora de Centros Comerciales, S.A. de C.V. ("PDCC"), con el objeto de diseñar y vender inmuebles para usos comerciales ubicados dentro de sus desarrollos habitacionales. Las operaciones relacionadas con el desarrollo de inmuebles comerciales de la Compañía incluyen la venta de terrenos para usos comerciales, el diseño, desarrollo y venta de centros comerciales, tiendas y locales ubicados dentro de los mismos, y el arrendamiento y la administración de dichos inmuebles. La Compañía financia estas operaciones con recursos provenientes de créditos otorgados por instituciones de banca múltiple nacionales, los cuales están garantizados por prácticamente todos los activos que integran el centro comercial correspondiente.

El 11 de noviembre de 2003 PDCC celebró con ONAPP México Retail LLC ("ONAPP"), una subsidiaria de O'Connor Capital Partners, una sociedad de inversión inmobiliaria enfocada al desarrollo de centros comerciales, un contrato de coinversión con el objeto de desarrollar, construir y operar cuatro centros comerciales en el país, dos de los cuales se inauguraron en 2005. Como parte de esta coinversión, en septiembre de 2004 PDCC vendió a ONAPP una participación accionaria del 50% en Centro San Miguel y Centro Las Américas. *Ver la sección: "-Coinversiones y Asociaciones Estratégicas – Contrato maestro con ONAPP".*

Centro San Miguel. Proyecto, que se concluyó en marzo de 2002 y está ubicado en Cuautitlán Izcalli, Estado de México, es uno de los dos principales centros comerciales de la Compañía y tiene una superficie de 26,601 metros cuadrados. El Centro San Miguel alberga varias tiendas de cadenas reconocidas, incluyendo Mega Comercial Mexicana, C&A, un multicinema y 52 locales comerciales. Está ubicado en las inmediaciones de cuatro desarrollos de vivienda de la Compañía, los cuales abarcan un total de 13,379 viviendas.

Centro Las Américas. El proyecto, que se concluyó en noviembre de 2005 y está ubicado en Ecatepec, Estado de México, es el cuarto centro comercial más grande en el área metropolitana de la Ciudad de México y tiene una superficie de 119,019 metros cuadrados que alberga 205 locales y varias tiendas de cadenas reconocidas, incluyendo Liverpool, Sears, Suburbia, Wal-Mart y SAM'S. El Centro Las Américas también alberga un hotel Fiesta Inn con 143 habitaciones y dos multicinemas. Está ubicado en las inmediaciones del desarrollo habitacional Las Américas, el cual abarca un total de 13,000 viviendas.

La Compañía recibió el prestigioso premio ADI 2006, otorgado por los miembros de la Asociación de Desarrolladores Inmobiliarios A.C. ("ADI") en reconocimiento a la exitosa conclusión del Centro Las Américas. El premio ADI 2006 se otorga a proyectos urbanos que mejoran la calidad de vida

de la comunidad circunvecina y promueven un desarrollo urbano racional tomando en consideración tanto los intereses económicos y de infraestructura como la protección del medio ambiente.

Centro San Buenaventura. Este proyecto, que se concluyó en abril de 2006 y está ubicado en Ixtapaluca, Estado de México, es un centro comercial con superficie de 10,270 metros cuadrados. El Centro San Buenaventura alberga 31 locales y una tienda Bodega Aurrerá.

Adquisición de terrenos

La Compañía ha desarrollado procedimientos específicos para verificar la idoneidad de los terrenos que pretende adquirir, y continuamente realiza estudios de mercado para determinar la demanda regional de vivienda. Los terrenos idóneos deben estar ubicados cerca de alguna zona urbana en la que exista demanda para nuevos desarrollos habitacionales u otro tipo de proyectos inmobiliarios, deben tener una facilidad de acceso razonable a la infraestructura y los servicios públicos necesarios y deben contar con características topográficas que faciliten su desarrollo. Algunos criterios adicionales utilizados por la Compañía para la selección de terrenos incluyen la posibilidad de obtener todas licencias, permisos y autorizaciones gubernamentales necesarias para desarrollar un terreno al nivel de densidad deseado, y la posibilidad de negociar un precio de compra que le permita vender las viviendas proyectadas (especialmente las viviendas Progresiva y de interés social) a precios ubicados dentro de los rangos establecidos por los proveedores de financiamiento hipotecario. Cada posible adquisición de terreno se somete a un análisis financiero y a un análisis en cuanto a la posibilidad de obtener las licencias, permisos y autorizaciones gubernamentales necesarias, con el fin de determinar si el desarrollo proyectado generará los niveles de rendimiento sobre las inversiones y margen deseados.

Ejidos

La Compañía cuenta con una amplia experiencia en la obtención de las licencias, autorizaciones y permisos necesarios para la adquisición de terrenos, incluyendo los permisos necesarios para adquirir terrenos ejidales. Los terrenos ejidales, que pertenecen a la nación y se rigen por lo dispuesto en el artículo 27 de la Constitución Política, representan aproximadamente el 50% de todos los terrenos cultivables del país. Aun cuando la nación tiene reservada la propiedad de dichos terrenos, ciertas personas, tales como los agricultores gozan de derechos hereditarios para su explotación.

De conformidad con un decreto publicado en el Diario Oficial de la Federación el 26 de febrero de 1992, ciertos terrenos ejidales pueden convertirse en propiedad privada a través de un procedimiento conocido como Programa de Certificación de Derechos Ejidales ("Procede"), el cual puede requerir hasta cinco años y consta de cinco etapas:

1. Las dos terceras partes de los ejidatarios deben aprobar la conversión de los terrenos ejidales a propiedad privada;

2. En virtud de que las áreas comunes del ejido no son susceptibles de conversión, el ejido debe ser inspeccionado por las autoridades gubernamentales con el objeto de identificar las calles, los jardines, los terrenos donados, los asentamientos de vivienda y las áreas comunes que quedarán excluidas;

3. Cada ejidatario debe recibir una fracción de los terrenos ejidales;

4. Se debe presentar una solicitud ante las autoridades gubernamentales competentes, y dichas autoridades deben aprobar la solicitud, y

5. Las fracciones ejidales deben transmitirse a los ejidatarios.

Una vez que dicho proceso ha quedado concluido e inscrito ante las autoridades correspondientes, los ejidatarios interesados en vender sus fracciones a un tercero deben dar aviso previo de dicha circunstancia a sus familiares, a los ejidatarios que hayan contribuido al desarrollo del ejido durante más de un año, al resto de los ejidatarios, a los vecinos del ejido y a las autoridades del ejido. Dichas personas tendrán derecho de preferencia para adquirir los terrenos y a recibir aviso de cualesquiera enajenaciones.

La Compañía ha desarrollado una amplia red de relaciones y ha diseñado varios métodos sumamente eficaces que le permiten tener éxito en la adquisición de terrenos ejidales. La Compañía considera que esta experiencia le proporciona una ventaja competitiva sobre otras empresas constructoras de vivienda y desarrolladoras de terrenos, ya que le proporciona una mayor facilidad de acceso a esta fuente de terrenos en el país.

Coinversiones y asociaciones estratégicas

En forma esporádica la Compañía desarrolla terrenos a través de coinversiones o asociaciones estratégicas cuando el terreno en cuestión está ubicado en una zona deseable, es de buena calidad y, en especial, cuando el coinversionista o socio correspondiente ya ha obtenido todos los permisos necesarios. Por ejemplo, de conformidad con lo que se describe más adelante, actualmente PDCC tiene celebrado un contrato de coinversión para el desarrollo y construcción de centros comerciales en varios de los desarrollos habitacionales urbanos de la Compañía.

Contrato maestro con ONAPP

En noviembre de 2003 PDCC celebró con ONAPP, una subsidiaria de O'Connor Capital Partners, un inversionista internacional líder, un contrato que establece los términos y condiciones de sus coinversiones para la construcción y operación de centros comerciales en México. De conformidad con dicho contrato, PDCC y ONAPP constituirán una sociedad independiente para construir y operar cada uno de los centros comerciales que desarrollen y cada una de las partes tendrá una participación accionaria del 50% en cada una de dichas sociedades. El contrato contiene una cláusula de exclusividad que establece que las sociedades constituidas conforme al mismo no podrán dedicarse a ninguna otra actividad u objeto, sujeto a ciertas excepciones y una cláusula que establece el orden y la forma en que dichas sociedades distribuirán su efectivo disponible entre PDCC y ONAPP. Además, el contrato establece parámetros para la aprobación de nuevas oportunidades de inversión por parte de PDCC y ONAPP y permite ceder a terceros sus respectivos derechos. Este contrato se mantendrá vigente desde su fecha de celebración hasta lo que ocurra primero de entre (i) el duodécimo aniversario de la fecha de cierre del primer proyecto desarrollado al amparo del contrato y (ii) la fecha en que se hayan vendido o enajenado todos los centros comerciales existentes y se hayan liquidado o vendido todas las sociedades constituidas en virtud del contrato.

De conformidad con los términos del contrato maestro, en septiembre de 2004 PDCC vendió a ONAPP una participación accionaria del 50% en Centro San Miguel, por un precio de $8.2 millones. En 2004 PDCC y ONAPP comenzaron la construcción del Centro Las Américas, que es el cuarto centro comercial más grande en el área metropolitana de la Ciudad de México.

Contrato de fideicomiso con el estado de Michoacán y Grupo Sare, S.A. de C.V.

El 27 de octubre de 2003, Consorcio de Ingeniería Integral, S.A. de C.V. ("CIISA"), una subsidiaria de la Compañía, Fisare, S.A. de C.V. y el Instituto de Vivienda del estado de Michoacán celebraron con el carácter de fideicomitentes y fideicomisarios un contrato de fideicomiso con Banco Azteca, S.A. de C.V., Institución de Banca Múltiple, como fiduciario. Este contrato preveía el desarrollo conjunto de un terreno propiedad del estado de Michoacán en la zona de Los Cerritos, Morelia. El estado de Michoacán aportará al fideicomiso el terreno (incluyendo las concesiones de derechos de agua) para llevar a cabo el desarrollo habitacional, y CIISA y Sare construirán el desarrollo habitacional y las obras de urbanización e infraestructura del terreno y aportarán cada una el 50% de los recursos y materiales necesarios para dicho efecto. El contrato de fideicomiso establece que CIISA y Sare recibirán cada una el 46% de los recursos derivados de la venta viviendas, y el estado de Michoacán recibirá el 8% restante sujeto a una deducción del 2% en caso de que los terrenos requieran obras de infraestructura adicionales. De igual forma se establece que el estado de Michoacán conservará la propiedad de todas las áreas públicas y comerciales de los desarrollos habitacionales y sus trabajadores tendrán derecho de preferencia para adquirir las viviendas que se ofrezcan en venta dentro de cada desarrollo habitacional (siempre y cuando cumplan con los requisitos necesarios para obtener financiamiento).

En julio de 2005, el comité técnico del fideicomiso aprobó la división del terreno en dos fracciones con la finalidad de que CIISA y Sare desarrollen en forma independiente sus propios desarrollos habitacionales, con lo cual se dejó sin efectos la distribución de ingresos entre CIISA y Sare señalada anteriormente y únicamente se encuentran obligados a aportar cada uno el 8% de los recursos derivados de las ventas de sus desarrollos. Asimismo, de conformidad con los términos establecidos en el fideicomiso, las áreas públicas y comerciales de los desarrollos que se construyan en los desarrollos habitacionales deben ser aprobadas por mayoría de votos del comité técnico del fideicomiso, el cual está integrado por seis miembros (dos de los cuales son nombrados por cada uno de los fideicomisarios). En 2005 la Compañía vendió 468 viviendas ubicadas en los desarrollos habitacionales construidos de conformidad con éste contrato, las cuales le generaron ingresos por $121.4 millones.

Fideicomiso de administración y garantía- Hacienda la Gloria en Carrillo Puerto, Querétaro

El 20 de diciembre de 2003, Constructora y Urbanizadora ARA, S.A. de C.V. ("CUARA"), una subsidiaria de la Compañía, Lacupuesco, S.A. de C.V. ("Lacupuesco") y Promotora Comercial Diecinueve, S.A. de C.V. ("PC19") celebraron con el carácter de fideicomitentes y fideicomisarios un contrato de fideicomiso de administración y garantía con Grupo Financiero Santander Serfin, como fiduciario. Dicho contrato tiene como objeto el desarrollo y la comercialización de un desarrollo habitacional integrado por 765 viviendas residenciales llamado Hacienda La Gloria en Carrillo Puerto, Querétaro.

De conformidad con los términos del contrato, Lacupuesco aportará al fideicomiso ciertos terrenos ubicados en el estado de Querétaro con un valor aproximado de $13,385 millones, en tanto que CUARA será responsable de los costos relacionados con la construcción y comercialización del desarrollo habitacional y PC19 aportará los derechos de agua para dicho desarrollo. Como contraprestación por su aportación, Lacupuesco recibirá el 15% de los recursos derivados de la venta de viviendas y CUARA recibirá el 85% restante. Al 31 de diciembre de 2005 se habían concluido y vendido 438 viviendas dentro de este desarrollo, las cuales generaron ingresos por $244.2 millones.

Este contrato vence el 23 de diciembre de 2006. Sin embargo, en el supuesto de que el desarrollo habitacional no se haya concluido a dicha fecha, o de que existan viviendas pendientes de venta o entrega al comprador por encontrarse aún en proceso de construcción o planeación, Lacupuesco podrá prorrogar el contrato por un plazo adicional de seis meses o solicitar que se le liquide su participación del 15% en la porción pendiente de conclusión tomando como base el último precio promedio de venta reportado para las viviendas.

Urbanización

El proceso de construcción de la Compañía incluye la urbanización de terrenos rurales para utilizarlos en sus desarrollos habitacionales y otros proyectos inmobiliarios. Por lo general, la urbanización de un terreno involucra la construcción de los caminos y las redes de electricidad, agua y drenaje necesarias para cada desarrollo habitacional o proyecto inmobiliario. Los equipos internos de la Compañía realizan un estudio de impacto ambiental para cada desarrollo o proyecto y emiten un reporte que tiene por objeto identificar los problemas en materia ambiental y contribuir a la planeación del mismo con miras a reducir al mínimo cualquier impacto adverso sobre el medio ambiente, incluyendo la tala de árboles durante el proceso de construcción de las obras de urbanización. Los costos de operación de la Compañía incluyen los relacionados con el cumplimiento de las leyes y reglamentos aplicables en materia ecológica. A esta fecha, los costos relacionados con el cumplimiento de la legislación aplicable en materia ecológica no han sido significativos. *Ver la Sección "Factores de Riesgo – Riesgos relacionados con las actividades de la Compañía – Las actividades de la Compañía están sujetas a una extensa regulación, lo cual podría incrementar el costo o limitar la disponibilidad de sus desarrollos habitacionales y otros proyectos inmobiliarios o tener un efecto adverso sobre sus actividades."*

Diseño

Los diseños de construcción utilizados por la Compañía son creados por su propio personal. Los arquitectos de la Compañía, que son responsables del diseño de cada uno de los desarrollos habitacionales y otros proyectos inmobiliarios construidos por la misma, están capacitados para diseñar muchos tipos distintos de estructuras bajo esquemas de uno o varios pisos, incluyendo vivienda Progresiva, de interés social, media y residencial, centros comerciales y hoteles. Dichos arquitectos han diseñado más de 80 modelos distintos de vivienda Progresiva, de interés social, media y residencial utilizando sistemas de diseño computarizados y otros equipos y programas de cómputo. El equipo de arquitectos e ingenieros de la Compañía también realiza estudios de mercado con el fin de incrementar su nivel de capacitación y experiencia en el diseño de construcciones urbanas.

La Compañía ha diseñado viviendas para aproximadamente 150 desarrollos habitacionales que abarcan entre 50 y 22,000 viviendas. La Compañía considera que sus sistemas integrales de diseño y planeación, que buscan reducir los costos, mantener precios competitivos e incrementar las ventas, le proporcionan una ventaja competitiva muy significativa en el mercado de la vivienda. La Compañía continuará invirtiendo en el desarrollo de sistemas de diseño y planeación con miras a reducir aún más sus costos.

Construcción

Las subsidiarias constructoras de la Compañía supervisan la construcción de cada desarrollo habitacional, coordinan las actividades de los subcontratistas y proveedores, someten sus obras a controles de calidad y costo y se cercioran del cumplimiento de las normas de uso de suelo y construcción.

A lo largo de los años la Compañía ha desarrollado técnicas de construcción eficientes y de bajo costo, y continuamente las actualiza y mejora. El sistema de construcción utilizado actualmente por la Compañía está integrado por cuatro etapas distintas: (i) obras preliminares y urbanización, (ii) construcción de las estructuras, (iii) acabados iniciales y (iv) acabados finales. Este sistema le permite a la Compañía entregar viviendas en un período de tiempo relativamente corto, reduciendo los costos de construcción y mejorando el nivel de satisfacción de sus clientes. En promedio, la construcción de una vivienda Progresiva o de interés social típica requiere aproximadamente entre 30 y 35 días, en tanto que la construcción de una vivienda media típica requiere aproximadamente entre 40 y 45 días. La construcción de una vivienda residencial típica requiere aproximadamente entre 150 y 180 días.

Actualmente la Compañía utiliza un sistema de cimbra ensamblando el muro y la losa como un solo elemento permitiendo el colado de concreto en una sola pieza en el lugar de la obra (colado monolítico) llamado "muro-losa". Posteriormente aplica directamente los acabados en pisos y paredes, logrando un importante ahorro en costos. Este sistema de alta eficiencia genera costos de construcción bajos y acabados de alta calidad aun en las viviendas de interés social. Dicho sistema también es sumamente versátil y permite que la Compañía programe la construcción de viviendas de acuerdo con los niveles de demanda.

Materiales, proveedores y mano de obra

Una parte de la estrategia de la Compañía para ofrecer precios de venta bajos por sus viviendas consiste en mantener un estricto control sobre el costo de los materiales de construcción y la mano de obra que utiliza en sus desarrollos inmobiliarios. La Compañía negocia contratos de suministro para cada desarrollo inmobiliario y tiene acuerdos con proveedores clave de acero, cemento y otros materiales de construcción, mismos que se renegocian anualmente y le proporcionan acceso a niveles adecuados de abasto de dichos insumos a precios bajos. Además, la Compañía compra ladrillos, ventanas, puertas, tejas, accesorios de plomería y otros materiales a través de grandes proveedores en el mercado "spot". La Compañía también utiliza un gran número de proveedores de menor tamaño para el suministro de otros materiales de construcción.

La Compañía cuenta con capacidad para producir directamente concreto premezclado en el supuesto de que no pueda obtenerlo a un precio más bajo en el mercado, y constantemente busca oportunidades adicionales para fabricar a nivel interno sus materiales de construcción. La Compañía es el quinto productor de concreto más grande del país, y utiliza en sus obras de construcción todo el concreto producido por sus 17 plantas ubicadas a todo lo largo del país. La Compañía cuenta con una capacidad mensual de producción de hasta 75,000 metros cúbicos de concreto. Durante el año que terminó el 31 de diciembre de 2005, la Compañía utilizó 555,000 metros cúbicos de concreto en sus operaciones, de los cuales tan sólo 5,000 metros cúbicos fueron suministrados por terceros.

Los principales materiales utilizados en las operaciones de construcción de la Compañía consisten en (i) productos de acero tales como vigas de acero, mallas y rollos de alambre, clavos, alambres de púas, postes galvanizados, cables de acero, perfiles estructurales, láminas galvanizadas y tuberías cromadas, (ii) conservadores e impermeabilizantes, (iii) materiales de cemento tales como yeso y mortero, (iv) ventanas y herrería, (v) rondanas y tuercas, (vi) madera y productos de madera, (vii) maquinaria y equipos de construcción tales como mezcladoras, rodillos de vapor, bombas centrífugas, bombas de agua y revolvedoras de concreto, (viii) materiales eléctricos, (ix) llaves y accesorios para baño y cocina, (x) materiales de acabado para paredes tales como pintura, silicón, yeso y otros materiales similares, (xi) cubetas, baldes y otros recipientes, (xii) materiales para la construcción de infraestructura tales como concreto, tapas para alcantarillas y tuberías de concreto, (xiii) materiales de acabado para

pisos, tales como mosaicos y alfombras y (xiv) diversos combustibles tales como gasolina y diesel.

Prácticamente todos los materiales utilizados por la Compañía están hechos en México. Cuando ello es posible, la Compañía aprovecha la existencia de economías de escala para contratar el suministro de materiales y servicios. La Compañía considera que mantiene buenas relaciones con todos sus proveedores. La Compañía no mantiene niveles importantes de inventarios de materiales de construcción, salvo por los materiales que está utilizando en las viviendas que se encuentran en proceso de construcción. Los principales proveedores de la Compañía incluyen, entre otros, a Cementos Moctezuma, S.A. de C.V., Moncayo Cedillo, S.A. de C.V., Malla Soldada, S.A. de C.V., Cemex de México, S.A. de C.V. ("Cemex"), Masonite de México, S.A. de C.V., Sanitarios Azulejos y Recubrimientos, S.A. de C.V., Plásticos Rex, S.A. de C.V., Aceros Turia, S.A. de C.V., Plastic Plumbers de México, S.A. de C.V. y Cemex Concretos, S.A. de C.V.

La Compañía, en conjunto con Nacional Financiera, S.N.C. ("NAFIN") y varias instituciones de banca múltiple, ha desarrollado un programa llamado "Sistema ARA" con el objeto de apoyar a las pequeñas y medianas empresas que integran su cadena de abasto. En ciertas circunstancias, las empresas de mayor tamaño también pueden participar en dicho programa. De conformidad con este programa, los proveedores de la Compañía pueden obtener acceso a financiamiento proveniente de las instituciones de banca múltiple participantes, en términos relativamente favorables, así como apoyo técnico y capacitación.

La Compañía, a través de sus subcontratistas, utiliza mano de obra local en cada región y para cada desarrollo habitacional específico y además utiliza su propio personal para las funciones de supervisión o los cargos que requieren de conocimientos especializados. A fin de controlar este importante componente de sus costos, la Compañía paga a sus subcontratistas con base en el número de viviendas concluidas y no con base en el número de horas trabajadas. En los últimos años la Compañía no ha experimentado retrasos en la construcción de viviendas debido a la escasez de materiales o mano de obra.

Ver la Sección: "Factores de Riesgo – Riesgos relacionados con las actividades de la Compañía – El aumento de los costos de los materiales de construcción y la mano de obra, o la escasez de los mismos, podrían tener un efecto adverso significativo sobre los resultados de la Compañía."

Contrato de fideicomiso con Cemex

El 22 de diciembre de 2004 CIISA celebró con Cemex un contrato de fideicomiso traslativo de dominio en virtud del cual CIISA adquirió un terreno con superficie total de 499,755 metros cuadrados en la ciudad de Puebla, por un precio de $244.7 millones pagadero en tres años. De conformidad con los términos de este contrato la Compañía utilizará dicho terreno para construir desarrollos habitacionales y comerciales. Además, la Compañía está obligada a adquirir exclusivamente de Cemex Concretos, S.A. de C.V., todo el cemento, la cal y el concreto necesario para dichas construcciones, siempre y cuando los precios ofrecidos por esta última sean los más bajos del mercado. Al 31 de diciembre de 2005, el saldo insoluto bajo este contrato ascendía a $205.3 millones.

Plataforma de tecnología de información

La Compañía cuenta con un avanzado sistema de tecnología de información. ARANet, el sistema de administración de información en línea de la Compañía, le proporciona información financiera y operativa consolidada detallada en tiempo real y hace las veces de una plataforma

de inteligencia de negocios para ControlARA, el sistema de planeación de recursos para empresas diseñado por la Compañía con el objeto específico de proporcionar apoyo en la distribución y otro tipo de apoyo operativo a las empresas pertenecientes a la industria nacional de la vivienda. La aplicación Hyperion de la Compañía, programa de análisis y procesamiento de información, también proporciona apoyo adicional. En conjunto, estos sistemas y aplicaciones han mejorado la eficiencia operativa de la Compañía al ayudarla a controlar, estandarizar y consolidar sus costos y operaciones, a facilitar sus procesos de toma de decisiones y a acortar su tiempo de respuesta al mercado. Además, la Compañía ha establecido un sistema de respaldo y recuperación en caso de desastre, incluyendo un centro remoto de recuperación.

La Compañía ha efectuado importantes inversiones en el mantenimiento y la actualización de su infraestructura tecnológica, aplicaciones de sistemas y soluciones de negocios. En 2003, 2004 y 2005 la Compañía invirtió aproximadamente $17.8 millones, $21.3 millones y $31.6 millones en sus sistemas de tecnología de información, respectivamente. Para 2006 la Compañía tiene planeado continuar realizando inversiones en sistemas de tecnología de información, las cuales ascenderán a aproximadamente $21.9 millones. *Ver la sección "Comentarios y análisis de la administración sobre la situación financiera y los resultados de operación — Liquidez y fuentes de financiamiento — Inversiones en activos".*

Servicio a clientes y garantías

El departamento de coordinación y servicio de la Compañía, que forma parte de su departamento de mercadotecnia, participa en las inspecciones de control de calidad previas a la entrega de cada vivienda y da respuesta a las necesidades de los clientes tras dicha entrega. Antes de su entrega, cada vivienda es inspeccionada por el personal de la Compañía y ésta efectúa cualesquiera reparaciones que resulten necesarias. Por lo general, el costo de dichas reparaciones está cubierto por un fondo equivalente al 5% de todos los pagos efectuados a subcontratistas, que la Compañía retiene para dicho efecto durante un año. *Ver la Nota 12 a los Estados Financieros.* La Compañía considera que la participación de su personal en la etapa de construcción y después de la misma, reduce el costo de las reparaciones. El departamento de coordinación y servicio es responsable de (i) recibir los comentarios de los compradores durante la etapa de construcción de una vivienda, y dar respuesta a sus sugerencias, (ii) firmar, en conjunto con el comprador y el departamento técnico de la Compañía, la escritura de compraventa de la vivienda y el resto de la documentación necesaria y (iii) atender las quejas de los compradores tras la entrega de la vivienda y cerciorarse de que se hagan efectivas todas las garantías ofrecidas por la Compañía o por terceros.

La Compañía ofrece una garantía de tres meses sobre sus viviendas que ampara ciertos defectos en la plomería, la instalación eléctrica, el sistema de drenaje y el sistema de gas, así como una garantía de un año que ampara la impermeabilización y por vicios ocultos. En el caso de las viviendas adquiridas a través de créditos hipotecarios otorgados por el FOVISSSTE, la Compañía está obligada a ofrecer una garantía de tres años que ampara vicios ocultos. Para las viviendas adquiridas a través de créditos hipotecarios otorgados por el INFONAVIT, la Compañía está obligada a ofrecer una garantía de dos años que ampara la plomería, la instalación eléctrica, el sistema de drenaje, el sistema de gas y la impermeabilización, así como una garantía de diez años que ampara vicios ocultos. La Compañía no puede garantizar que en el futuro no incurrirá en gastos significativos como resultado de reclamaciones relacionadas con las garantías antes mencionadas.

Mercadotecnia y Ventas

Selección de Precios y Productos

La Compañía evalúa distintos diseños de productos y modelos de vivienda con base en sus investigaciones de mercado y los niveles indicados de ingresos de los mercados en los que planea ofrecer sus viviendas, y selecciona aquellos que resulten adecuados tanto para los perfiles de clientes identificados a través de dichas investigaciones como para la mezcla de viviendas y precios de venta que planea ofrecer en cada sector del mercado para un determinado desarrollo habitacional. Sin embargo, el nivel de los precios de venta proyectados se determina en última instancia con base en el tipo y monto de los créditos hipotecarios que otorgarán la SHF, el INFONAVIT u otras instituciones financieras. Aun cuando la SHF, el INFONAVIT y las demás instituciones financieras no participan directamente en la selección de los productos de la Compañía, ésta última toma en consideración las políticas de dichas instituciones de otorgar financiamiento a ciertos tipos de clientes como un factor en el proceso de selección de los productos. La política de la Compañía en cuestión de precios de venta consiste en trabajos con el rango de precios de cada tipo de vivienda que será financiado por la SHF, el INFONAVIT o la institución financiera que otorgará los créditos. *Ver la sección "La industria nacional de la vivienda — Fuentes de financiamiento hipotecario".*

Principales Productos de Vivienda

La Compañía tiene un historial bien establecido en el ofrecimiento de una amplia gama de productos de vivienda que abarca desde viviendas de interés social hasta viviendas residenciales. Históricamente la Compañía se ha dedicado principalmente a la construcción de viviendas de interés social. Sin embargo, la Compañía ha ido ampliando sus actividades de construcción de vivienda Progresiva, media y residencial. La mezcla de productos ofrecida por la Compañía representa una fuente de apoyo en los períodos de inestabilidad económica, durante los cuales se concentra en la construcción de vivienda de interés social que es menos susceptible a las fluctuaciones en la situación de la economía debido a que en términos generales el financiamiento para este tipo de vivienda no está sujeto a fluctuaciones en las tasas de interés. La mezcla de los productos de vivienda de la Compañía también le permite aprovechar las ventajas de los períodos de estabilidad y tasas de interés más bajas, durante los cuales incrementa sus actividades de construcción de vivienda media y residencial, las cuales pueden ser más rentables.

La siguiente tabla muestra las principales características de los productos de vivienda de la Compañía:

Tipo de vivienda	Rango de precios	Superficie total	Terreno total	Características típicas	Financiamiento disponible
Progresiva	$166,500 – $230,000	30 – 42 m^2	50 – 90 m^2	1 o 2 pisos y 1 recámara, con capacidad de adaptación	INFONAVIT, FOVISSSTE, SHF
Interés social	$231,000 – $390,000	40 – 71 m^2	60 – 120 m^2	1 o 2 pisos y 2 o 3 recámaras, con capacidad de adaptación	INFONAVIT, FOVISSSTE, SHF, Instituciones de banca múltiple, Sofoles, COFINAVIT
Media........................	$391,000 – $999,000	70 – 160 m^2	96 – 200 m^2	1 o 2 pisos y 2 o 3 recámaras, con capacidad de adaptación	FOVISSSTE, SHF, COFINAVIT, Instituciones de banca múltiple, Sofoles
Residencial	$1'000,000 o más	130 – 240 m^2	160 m^2 o más	1 o 2 pisos, 3 recámaras, sala de televisión, seguridad y privacidad, áreas comunes	SHF, Instituciones de banca múltiple, Sofoles, Crédito ARA(1)
Residencial turística...	$1'606,620 o más	140 m^2 o más	Variable	Variables	Instituciones de banca múltiple, Sofoles, Crédito ARA(1)

(1) A través de su programa "Crédito ARA", la Compañía ofrece un plan de pago a plazos para un número reducido de viviendas residenciales. Ver la sección "— Financiamiento a clientes".

A través de su programa "Hogares Sin Fronteras", implementado en 2005, la Compañía también ofrece los productos de vivienda antes descritos a los ciudadanos mexicanos que residen en los Estados Unidos. Para participar en dicho programa los solicitantes deben ser ciudadanos mexicanos, residir en los Estados Unidos y tener entre 21 y 64 años de edad. Los solicitantes también deben tener un buen historial crediticio en México y percibir, ya sea directamente o a través de algún familiar, un ingreso mensual equivalente a cuando menos cuatro veces el importe de los pagos mensuales sobre sus créditos hipotecarios. Además, deben tener un familiar que resida en México y que firme en forma mancomunada con el solicitante los documentos relacionados con el crédito. Actualmente la Compañía administra su programa "Hogares Sin Fronteras" a través de sus oficinas en las ciudades de Nueva York y Chicago. Durante el año que terminó el 31 de diciembre de 2005, la Compañía vendió 49 viviendas que generaron ingresos por $20.3 millones de pesos a través de este programa.

Los precios se determinan principalmente con base en el tamaño y la ubicación de las viviendas. El precio de una vivienda ubicada en una zona metropolitana en la que exista una mayor demanda de viviendas, puede ser superior al precio de una vivienda de mayor tamaño pero que esté ubicada en una zona menos poblada en la que exista una menor demanda de viviendas. Las viviendas de la Compañía están ubicadas en diversas regiones del país, con un mayor nivel de concentración en el Estado de México. Sin embargo, la Compañía selecciona cuidadosamente la ubicación de sus desarrollos habitacionales y por lo general se concentra en las zonas urbanas tales como la Ciudad de México. El costo promedio de construcción de todas las categorías de vivienda de la Compañía es equivalente al 71.1% del precio de venta de las mismas.

La siguiente tabla muestra el número de viviendas de cada categoría construidas por la Compañía durante el período de tres años que terminó el 31 de diciembre de 2005:

Tipo de vivienda	Años que terminaron el 31 de diciembre 2003 Número de viviendas	% del total	2004 Número de viviendas	% del total	2005 Número de viviendas	% del total
Progresiva	1,628	10.2%	1,916	11.2%	4,504	23.7%
Interés social:						
Financiada por:						
FOVISSSTE	2,850	17.8	1,563	9.1	2,414	12.6
INFONAVIT	6,286	39.2	7,092	41.5	4,651	24.5
SHF	3,366	21.0	4,050	23.7	4,767	25.1
Subtotal	12,502	78.0	12,705	74.3	11,832	62.2
Media	1,762	11.0	2,272	13.3	2,510	13.2
Residencial	128	0.8	211	1.2	169	0.9
Total	16,020	100.0%	17,104	100.0%	19,015	100.0%

La siguiente tabla muestra el número de viviendas construidas y vendidas por la Compañía en cada región durante el período de tres años que terminó el 31 de diciembre de 2005:

Región	Años que terminaron el 31 de diciembre 2003 Número de viviendas	% del total	2004 Número de viviendas	% del total	2005 Número de viviendas	% del total
Estado de México	10,226	63.8%	10,964	64.1%	10,843	57.0%
Quintana Roo	1,325	8.4	2,041	11.9	2,310	12.1
Baja California	1,677	10.5	1,816	10.6	1,429	7.5
Puebla	1,113	6.9	398	2.3	1,185	6.2
Nuevo León	1,297	8.1	1,380	8.1	957	5.0
Morelos	—	—	38	0.2	1,006	5.3
Jalisco	—	—	—	—	433	2.3
Michoacán	—	—	25	0.1	443	2.3
Querétaro	5	—	248	1.4	189	1.0
Chihuahua	155	1.0	67	0.4	155	0.8
Guanajuato	184	1.1	98	0.6	50	0.4
Guerrero	20	0.1	29	0.2	5	—
Veracruz	—	—	—	—	10	0.1
Distrito Federal	16	0.1	—	—	—	—
Sinaloa	2	—	—	—	—	
Total	16,020	100.0%	17,104	100.0%	19,015	100.0%

ii) Canales de distribución

La Compañía vende sus productos de vivienda a través de dos tipos distintos de ventas:

- ***Ventas de menudeo.*** Tratándose de viviendas de interés social, media, residenciales y residenciales turísticas, las ventas de menudeo son efectuadas por un equipo de vendedores profesionales que tienen celebrados contratos de exclusividad con la Compañía, están entrenados por la misma y están capacitados para vender viviendas en desarrollos habitacionales que aún se encuentran en proceso de construcción. Este equipo está integrado por aproximadamente 421 vendedores profesionales independientes. Estos vendedores profesionales establecen el contacto inicial con el posible comprador y le proporcionan información sobre las viviendas de la Compañía y los planes de financiamiento disponibles. En el supuesto de que un posible comprador exprese un interés serio en comprar una vivienda, el vendedor obtiene apoyo del gerente del desarrollo habitacional respectivo, quien proporciona información adicional o más detallada sobre la venta o el financiamiento. En caso necesario, el gerente del

desarrollo habitacional lleva a cabo el cierre de la operación de compraventa de la vivienda. Estos vendedores profesionales operan como contratistas independientes y no reciben un salario de parte de la Compañía, por lo que su compensación se limita al pago de una comisión basada en el volumen de ventas. Los vendedores están entrenados por la Compañía y asisten a reuniones periódicas con el fin de obtener información actualizada en cuanto a las técnicas de ventas, los productos ofrecidos por la competencia dentro de su área, la disponibilidad de financiamiento hipotecario, los calendarios de construcción y los planes de mercadotecnia y publicidad de la Compañía. La administración considera que esta continua capacitación le proporciona un equipo de ventas con un amplio conocimiento de sus políticas operativas y sus productos de vivienda. En algunas circunstancias la Compañía utiliza corredores especializados para comercializar sus viviendas medias, residenciales y residenciales turísticas.

- ***Ventas en paquete.*** La Compañía también vende viviendas en "paquetes" que por lo general están integrados por 50 o más viviendas, para los miembros de sindicatos y los trabajadores del estado que han obtenido la calificación crediticia requerida para recibir un crédito hipotecario de la SHF, el INFONAVIT o el FOVISSSTE. Por ejemplo, una parte de cada desarrollo habitacional de interés social generalmente está reservada para su venta a los beneficiarios de los créditos hipotecarios otorgados por la SHF, y dichas ventas son efectuadas por equipos de vendedores especializados cuya compensación se limita al pago de una comisión. El número de estos vendedores varía dependiendo de la demanda de este tipo de vivienda. Actualmente la Compañía cuenta con un equipo dedicado a la venta de paquetes de vivienda con financiamiento hipotecario suministrado por el INFONAVIT, y con un equipo dedicado a la venta de paquetes de vivienda con financiamiento hipotecario suministrado por el FOVISSSTE y otros fondos de vivienda. Todos los vendedores especializados en la venta de paquetes de vivienda son compensados a través de comisiones.

- ***Venta de Otros Proyectos Inmobiliarios.*** La Compañía desarrolla y vende otros proyectos inmobiliarios a través de un procedimiento detallado para identificar áreas comerciales y turísticas ya establecidas dentro o cerca de grandes ciudades a todo lo largo del país. Con la asistencia de expertos en planeación urbana, la Compañía elabora un plan maestro y un plan de infraestructura para cada una de las regiones en las que ofrecerá sus productos inmobiliarios, poniendo especial énfasis en las características y amenidades que proporcionan valor agregado. La Compañía también realiza los trámites necesarios para la obtención de todas las licencias, permisos y autorizaciones aplicables antes de comenzar a desarrollar y vender terrenos. La Compañía ofrece cuatro categorías generales de otros proyectos inmobiliarios: lotes comerciales, lotes individuales, terrenos de gran extensión superficial y terrenos ubicados en complejos turísticos. Las iniciativas de la Compañía en materia de la venta de estos productos varían dependiendo de cada categoría:

    - ***Lotes comerciales.*** Por lo general, la venta de lotes comerciales está a cargo de la división de construcción y ventas de la Compañía, la cual colabora con los socios o coinversionistas de la misma con el fin de aprovechar su experiencia, especialmente en lo concerniente a la venta de terrenos ubicados en las inmediaciones de centros comerciales.

    - ***Lotes individuales.*** La Compañía tiene planeado comenzar a vender lotes individuales en 2007 como parte de sus operaciones relacionadas con la construcción de campos de golf. La Compañía tiene planeado contratar a un equipo de vendedores especializados con suficiente experiencia en la venta

de lotes individuales y otros inmuebles similares. Para ello, la Compañía tiene planeado implementar dos distintas opciones de financiamiento a través de instituciones de banca múltiple y Sofoles. La Compañía tiene planeado ofrecer créditos garantizados con hipotecas por un monto equivalente a entre el 70% y el 80% del precio de venta del terreno, a plazo de diez años.

- ***Terrenos de gran extensión.*** La Compañía tiene planeado vender terrenos de gran extensión superficial a través de vendedores especializados y promotores de bienes raíces, los cuales tendrán a su disposición un modelo de ventas con las características inmobiliarias, arquitectónicas y de infraestructura correspondientes para su revisión.

- ***Terrenos ubicados en complejos turísticos.*** La venta de terrenos en complejos turísticos está a cargo de departamento de ventas de la Compañía. La Compañía proporciona a los desarrolladores de complejos turísticos modelos de ventas similares a los descritos en el párrafo que antecede. El departamento de ventas y dichos desarrolladores determinan en forma conjunta el precio, las opciones de pago y las condiciones generales para la venta de dichos terrenos.

Promoción y publicidad

La Compañía anuncia y promueve sus desarrollos inmobiliarios. Entre otras cosas, la Compañía utiliza viviendas modelo amuebladas y kioscos portátiles que cuentan con maquetas y materiales promocionales para vender las viviendas ubicadas en sus desarrollos habitacionales. Cuando ello resulta apropiado para un determinado desarrollo habitacional, la Compañía también utiliza (i) folletos de ventas y anuncios en televisión, radio y periódicos, (ii) kioscos portátiles para promoción y ventas en centros comerciales, (iii) kioscos portátiles para promoción y ventas en eventos especiales tales como ferias y convenciones, (iv) kioscos portátiles para promoción y ventas en empresas que se encuentran en proceso de reubicar sus instalaciones u oficinas, si la Compañía ha celebrado con las mismas un contrato para construir viviendas para los empleados reubicados, (v) señales instaladas en las calles para guiar a los posibles compradores al lugar donde se encuentra ubicado un determinado desarrollo habitacional, siempre y cuando sea posible obtener los permisos y las licencias necesarias para dicho efecto, (vi) volantes que anuncian el desarrollo habitacional en zonas estratégicas con un alto nivel de tráfico de posibles compradores y (vii) anuncios espectaculares en las carreteras o calles y avenidas principales de la zona donde se encuentra ubicado el desarrollo habitacional. Además, como parte de su campaña de publicidad para 2006, recientemente la Compañía celebró diversos contratos de publicidad a nivel nacional y local con Televisa, Televisión Azteca y Estadio W, incluyendo comerciales para su transmisión durante eventos deportivos de importancia tales como el Mundial 2006.

Además del equipo de comisionistas antes mencionado, la Compañía cuenta con un equipo de ventas integrado por 235 empleados que perciben un salario mas comisiones y con un centro de llamado que tiene asignados 12 empleados permanentes que llaman por teléfono a los posibles compradores como parte de las actividades promocionales de la Compañía.

La Compañía pone en marcha sus esfuerzos de mercadotecnia en forma simultánea al inicio de la construcción de un nuevo desarrollo habitacional. El proceso de mercadotecnia y ventas está a cargo de cuatro áreas. El área de investigación es responsable de recabar la información relacionada con la competencia y el salario, la edad y otras características pertinentes de los posibles compradores. El área de ventas es responsable de identificar a

posibles compradores y de todas las actividades específicas de venta. El área de escrituración es responsable de ayudar al posible comprador a preparar toda la documentación y a hacer todos los arreglos necesarios para la escrituración de su vivienda y el cumplimiento de todos los requisitos necesarios para obtener un crédito hipotecario. El área de coordinación y servicio es responsable de entregar la vivienda al comprador y de atender las quejas de este último y de la asamblea de condóminos de los desarrollos habitacionales.

Históricamente la Compañía ha invertido en publicidad aproximadamente el 1.2% de sus ingresos. Por lo general, la Compañía construye, decora, amuebla y embellece con jardines una vivienda modelo en cada desarrollo inmobiliario, y mantiene una oficina de ventas dentro del mismo y una oficina central de ventas en cada una de las regiones donde opera. Además, en el caso de los desarrollos habitacionales financiados por el INFONAVIT y el FOVISSSTE, la Compañía comercializa sus viviendas a través de presentaciones de ventas a las principales empresas del sector manufacturero que están ubicadas en las zonas urbanas contiguas a sus desarrollos habitacionales, así como a las cámaras de comercio y otras asociaciones industriales y sindicales.

Por lo general la Compañía ha logrado vender la mayoría de las viviendas que integran sus desarrollos habitacionales antes de concluir la construcción de las mismas.

Financiamiento a clientes

En términos generales, la Compañía no otorga financiamiento a sus clientes sino que los ayuda a obtener financiamiento hipotecario y a completar toda la documentación necesaria para obtener un crédito hipotecario de la SHF, el FOVISSSTE y el INFONAVIT, o en el caso de viviendas medias y residenciales, de las instituciones de banca múltiple o las Sofoles. Normalmente, el posible comprador entrega a la Compañía una carta de intención, paga el anticipo requerido y proporciona toda la documentación necesaria al departamento de escrituración. El departamento de escrituración abre un expediente de crédito para el comprador y entrega dicho expediente al proveedor del crédito hipotecario correspondiente, para su aprobación.

A través de su programa "Crédito ARA", la Compañía ofrece un plan de pago a plazos para un número reducido de viviendas residenciales. Normalmente la Compañía exige un anticipo equivalente al 40% del valor de la vivienda, y el precio de la misma se paga en 12 mensualidades.

A continuación se describen lo procedimientos específicos utilizados por la Compañía para ayudar a sus clientes a obtener financiamiento hipotecario, dependiendo del proveedor de dicho financiamiento.

INFONAVIT

La Compañía reserva un determinado número de viviendas en cada uno de sus desarrollos habitacionales para venderlas a través de créditos otorgados por el INFONAVIT. El INFONAVIT revisa cada desarrollo habitacional y una vez aprobado dicho desarrollo celebra con la Compañía un contrato para la construcción de las viviendas a ser financiadas por el mismo. Las viviendas respecto a las cuales la Compañía ha recibido confirmación del INFONAVIT en el sentido de que éste otorgará créditos hipotecarios, deben venderse a derechohabientes del INFONAVIT. Sin embargo, previo aviso al INFONAVIT la Compañía puede vender dichas viviendas en el mercado en el supuesto de que no logre identificar a

derechohabientes del INFONAVIT que hayan obtenido la calificación crediticia requerida dentro de los 30 días siguientes a la conclusión de la vivienda.

FOVISSSTE

El FOVISSSTE otorga financiamiento a través de concursos organizados por él mismo. El FOVISSSTE se pone en contacto con las personas cuyos nombres resultaron sorteados y les proporciona una lista de las viviendas (incluyendo las viviendas ofrecidas por la Compañía) que pueden adquirirse a través de dicho financiamiento. Tan pronto como un posible comprador presenta ante una Sofol su solicitud de financiamiento a través del FOVISSSTE y toda la documentación necesaria para dicho efecto, la Compañía reserva una vivienda para dicho comprador. Además, la Compañía hace todos los arreglos necesarios para la escrituración de la vivienda ante notario. Una vez firmados los documentos del cierre, la Sofol envía su aprobación al FOVISSSTE y la Compañía recibe el pago del precio de la vivienda.

SHF

En el caso de viviendas financiadas por la SHF, tan pronto como la Compañía recibe del posible comprador una carta de intención para la compra de una vivienda susceptible de ser financiada por la SHF, la Compañía presenta una solicitud de financiamiento ante la institución de banca múltiple o Sofol que procesará dicha solicitud y administrará el crédito. Una vez que la institución de banca múltiple o Sofol así lo autoriza, la Compañía celebra un contrato de compraventa con el comprador. Aprobada la solicitud de crédito, la Compañía concluye la construcción de la vivienda, firma la escritura respectiva y entrega la vivienda al comprador.

Financiamiento para viviendas medias y residenciales

Por lo general, la Compañía vende sus viviendas medias y residenciales a través de dos métodos distintos. (i) En el caso de clientes que desean comprar una vivienda media o residencial, la Compañía elabora un calendario de pago a plazos en conjunto con la institución de banca múltiple o Sofol que financiará la construcción de la vivienda. Este calendario se elabora una vez que el comprador ha celebrado con la Compañía un contrato de compraventa para el terreno y un contrato de construcción para un determinado tipo de vivienda, y que la institución de banca múltiple o Sofol ha otorgado un crédito hipotecario a dicho comprador. Hecho lo anterior, la Compañía comienza a construir la vivienda. De conformidad con este procedimiento, la Compañía financia la construcción de la vivienda con recursos suministrados por la institución de banca múltiple o Sofol sin necesidad de incurrir en gastos por concepto de intereses devengados por el préstamo. Sin embargo, a cambio de ello el precio de venta de la vivienda debe ser fijo y la Compañía no puede indizar dicho precio de acuerdo a la inflación. La Compañía reconocería los ingresos recibidos a través de este procedimiento a medida que recibe las entregas mensuales de recursos de parte de la institución de banca múltiple, utilizando el método de porcentaje de avance de obra ejecutada. Como resultado del largo historial de la Compañía en la conclusión de sus viviendas, la misma ha sido y prevé que continuará siendo una de las pocas empresas desarrolladoras del país con las que los proveedores de financiamiento hipotecario están dispuestas a utilizar este programa de financiamiento y (ii) la Compañía celebra con el comprador un contrato de promesa de compraventa en virtud del cual este último se obliga a comprar la vivienda una vez concluida. El comprador paga un depósito y se procesa la solicitud de crédito hipotecario correspondiente. La escrituración se lleva a cabo cuando se ha concluido el 90% de la vivienda. Cuando se utiliza este método, el precio

de compra de la vivienda no es fijo y puede variar como resultado del aumento en el índice de inflación entre la fecha de firma del contrato y la fecha de escrituración de la vivienda.

En las ventas de viviendas financiadas a través de créditos hipotecarios otorgados por las instituciones de banca múltiple o las Sofoles, la Compañía exige que el comprador pague un anticipo equivalente a la diferencia entre el precio de venta de la vivienda y el importe del crédito hipotecario que ha sido aprobado para dicho comprador. Normalmente las instituciones de banca múltiple y las Sofoles financian hasta el 80% del precio de la vivienda, y exigen que el comprador pague un anticipo equivalente al 20% restante. Por lo general, al momento de efectuar la venta de una vivienda, la Compañía y el comprador convienen en un calendario de pagos de tal forma que el importe del depósito quede totalmente pagado para la fecha de entrega de la vivienda.

Servicios a la comunidad

La Compañía intenta fomentar la lealtad de sus clientes a sus marcas una vez concluida la construcción de sus viviendas, desarrollando relaciones sólidas con las comunidades de sus desarrollos habitacionales. Como parte de los contratos celebrados con los posibles clientes y las autoridades gubernamentales, la Compañía dona terrenos y construye instalaciones adicionales para la comunidad, incluyendo guarderías, escuelas, hospitales, mercados, complejos deportivos, bibliotecas, centros de rehabilitación y áreas verdes, que con frecuencia representan entre el 10% y el 15% de la superficie total de sus desarrollos habitacionales. En 2005 la Compañía creó la Fundación ARA, una asociación de fines no lucrativos cuyo objetivo consiste en elevar la calidad de vida de las comunidades a las que atiende y proporcionar vivienda a los sectores que no tienen acceso a créditos hipotecarios.

iii) Patentes, licencias, marcas y otros contratos

Al 31 de diciembre de 2005 la Compañía era titular de los derechos de registro de nueve marcas y nombres comerciales registrados en 34 clases, incluyendo "ARA", "Consorcio ARA", "Casas ARA, HARÁ TU CASA REALIDAD" y "Club Riviera Resorts", todas las cuales estaban registradas ante el Instituto Mexicano de la Propiedad Industrial ("IMPI"). Dada la estrecha relación de dichas marcas y nombres comerciales con la imagen corporativa de la Compañía, ésta considera que las mismas son sumamente importantes para el desarrollo de sus actividades.

iv) Principales clientes

En su mayoría, los clientes de la Compañía son personas físicas que requieren de la obtención de financiamiento hipotecario. El concepto de "principales clientes" no aplica para la Compañía, ya que no existe ningún cliente que represente el 10% o más de las ventas consolidadas.

v) Legislación aplicable y situación tributaria

General

Los desarrollos habitacionales y proyectos inmobiliarios de la Compañía están sujetos a una extensa regulación y requieren de un gran número de autorizaciones gubernamentales de carácter federal, estatal y municipal. Los ordenamientos más importantes que rigen las operaciones de la Compañía incluyen (i) la Ley General de Asentamientos Humanos, que regula el desarrollo, la planeación urbana y el uso de suelo, y delega a los gobiernos estatales y al gobierno del Distrito Federal la facultad de expedir leyes y reglamentos urbanos dentro de sus respectivas jurisdicciones, incluyendo la Ley de Desarrollo Urbano de cada uno de los estados en los que

opera la Compañía, (ii) la Ley Federal de Vivienda, que coordina las actividades entre los estados y municipios, por una parte, y el sector privado, por la otra, para la operación del sistema nacional de la vivienda con el fin de promover y regular la vivienda de interés social, (iii) los reglamentos de construcción de los estados y el Distrito Federal, que regulan las actividades de construcción, incluyendo los permisos y las licencias necesarias, (iv) la Ley del INFONAVIT, que establece que el INFONAVIT únicamente podrá otorgar financiamiento para la construcción a aquellos desarrolladores que se encuentren inscritos ante el mismo y participen en subastas de financiamiento hipotecario, (v) la Ley Orgánica de Sociedad Hipotecaria Federal, que fomenta el desarrollo de un mercado primario y secundario para los créditos hipotecarios al autorizar a la SHF a otorgar créditos hipotecarios para la compra de vivienda con apego a las Condiciones Generales de Financiamiento de Sociedad Hipotecaria Federal, y (vi) la Ley Federal de Protección al Consumidor, que promueve y protege los derechos de los consumidores y busca garantizar un trato igualitario y certeza jurídica en las relaciones entre consumidores y proveedores.

La Compañía también está sujeta a los planes de desarrollo urbano, que establecen requisitos en materia de uso de suelo a nivel local.

Prácticamente cada una de las etapas de todo desarrollo habitacional o proyecto inmobiliario requiere de autorizaciones y permisos gubernamentales estatales y municipales. En términos generales, cada desarrollo habitacional o proyecto inmobiliario requiere (i) la aprobación del proyecto preliminar, incluyendo los planos del mismo, los permisos de uso de suelo y un compromiso preliminar de parte de la Comisión Federal de Electricidad, la Comisión Nacional del Agua y los organismos estatales responsables de los servicios de agua y drenaje, para suministrar electricidad, agua y drenaje al desarrollo o proyecto, (ii) la aprobación de las obras de infraestructura, (iii) la aprobación de la subdivisión de terrenos, y (iv) una licencia de construcción. En algunos estados y municipios también se requieren autorizaciones adicionales.

Situación Tributaria

La Compañía prepara sus estados financieros con base en los PCGA, incluyendo las disposiciones relativas al reconocimiento de los efectos de la inflación por lo que los Estados Financieros están expresados en pesos constantes del 31 de diciembre de 2005. La Compañía se encuentra al corriente en el pago de todas las contribuciones a su cargo y no goza de ningún beneficio fiscal específico, por lo cual es contribuyente de todos los impuestos federales y locales previstos en las disposiciones legales aplicables.

vi) Recursos humanos

Al 31 de diciembre de 2005 la Compañía contaba con un total de 764 empleados, todos los cuales estaban contratados directamente por GAVI, su subsidiaria de servicios administrativos. La Compañía no contrata albañiles ni vendedores. Los aproximadamente 7,644 albañiles que se encontraban laborando en los desarrollos habitacionales y plantas de concreto de la Compañía al 31 de diciembre de 2005 eran empleados de los subcontratistas que realizan obras de construcción para las subsidiarias de la Compañía. El equipo de vendedores está integrado por comisionistas independientes que son compensados a través de comisiones.

La Compañía considera que mantiene buenas relaciones con sus empleados. Los empleados de la Compañía no están afiliados a ningún sindicato. A lo largo de su historial operativo, no se ha registrado ninguna huelga.

La Compañía otorga a todos sus empleados de tiempo completo las prestaciones normales establecidas en la Ley Federal del Trabajo, incluyendo seguro social, participación en las

utilidades, vacaciones pagadas y aportaciones a sus planes de pensiones. Además, la Compañía proporciona a sus empleados seguros de vida y gastos médicos, así como planes de pensiones y primas de antigüedad. *Ver las Notas 3g y 15 a los Estados Financieros.*

Todo el personal de nueva contratación está obligado a participar en un programa de orientación durante el cual se les explican los objetivos estratégicos y las operaciones de la Compañía. Además, en 2004 la Compañía estableció un centro de capacitación que proporciona servicios educativos y entrenamiento continuo a sus empleados y vendedores, lo que en opinión de la misma mejora la calidad de sus servicios. La Compañía también implementó un programa de certificación para los obreros de sus subcontratistas con el fin de mejorar su eficiencia en el proceso de construcción.

vii) Desempeño ambiental

Las operaciones de la Compañía están sujetas a la Ley General del Equilibrio Ecológico y Protección del Ambiente y la Ley General para la Prevención y Gestión Integral de los Residuos (la "Legislación Ambiental"), y a las diversas leyes y reglamentos estatales y municipales en materia de protección del medio ambiente. La Secretaría de Medio Ambiente y Recursos Naturales y la Procuraduría Federal de Protección al Ambiente son las autoridades responsables de aplicar la Legislación Ambiental, incluyendo a través de la revisión de los estudios de impacto ambiental necesarios para obtener permisos de uso de suelo, la práctica de investigaciones y auditorías, y el establecimiento de lineamientos y procedimientos en cuanto a la generación, el manejo, la disposición y el tratamiento de residuos peligrosos y no peligrosos. Además, algunas autoridades estatales también cuentan con facultades de ejecución en materia ambiental. Las violaciones a la Legislación Ambiental se sancionan con penas que varían dependiendo de la gravedad de la violación, incluyendo la imposición de multas, la suspensión de las operaciones de un establecimiento, y prisión. Además, la Compañía está obligada a realizar un estudio de impacto ambiental Fase 1 para cada uno de sus centros comerciales, el cual es elaborado por asesores independientes. La Compañía considera que sus operaciones cumplen en todos sus aspectos significativos con todas las leyes y los reglamentos vigentes en materia ambiental. Durante 2005 los costos relacionados con el cumplimiento y la vigilancia del cumplimiento de la Legislación Ambiental por parte de la Compañía, incluyendo los costos relacionados con los estudios de impacto ambiental, la obtención de permisos y la instalación de plantas de tratamiento de agua para sus desarrollos habitacionales, representaron el 0.4% del valor de cada vivienda construida.

Ver la Sección: "Factores de Riesgo – Riesgos relacionados con las actividades de la Compañía – Las actividades de la Compañía están sujetas a una extensa regulación, lo cual podría incrementar el costo o limitar la disponibilidad de sus desarrollos habitacionales y otros proyectos inmobiliarios o tener un efecto adverso sobre sus actividades".

viii) Información del mercado

Ver la Sección: "LA COMPAÑÍA – Descripción del Negocio – Ventajas Competitivas – Estrategia de la Compañía"

Industria Nacional de la Vivienda

Déficit Vivienda en México


Déficit Acumulado
2000
(cifras en millones)
Incremento Implícito de la Demanda/Oferta (1)
4.3
1.1
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.3
0.4
0.5
0.5
0.7
0.8
0.8
0.9
0.9
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Número de Hipotecas Otorgadas
Incremento Implícito del Déficit de Vivienda

Incremento Implícito del Déficit (2)	0.8	1.5	2.1	2.6	3.1	3.4	3.7	3.9	4.1

Déficit del Sector Vivienda en México 2000-2009E
(millones de pesos)
Fuente: INEGI, CONAFOVI, CONAPO, SOFTEC

Tasas de Interés y Disponibilidad de Hipotecas


Hipotecas
Tasa
1,000,000
800,000
600,000
400,000
200,000
0
200.0%
150.0%
100.0%
50.0%
0.0%
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Tasas de Interés y Disponibilidad de Hipotecas
(número de hipotecas / %)
Fuente: *Wall Street Research*, Banco de México, *Bloomberg*


TACC 2005-2009: 18.2 %
1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
561,550
750,000
830,000
895,000
923,000
16.6%
9.7%
66.2%
17.4%
15.3%
58.0%
16.9%
13.9%
60.2%
17.0%
13.4%
59.6%
18.2%
12.5%
60.1%
Bancos y Otros
SHF
2005
2006E
2007E
2008E
2009E

Oferta Estimada de Hipotecas en México 2006-2009
(unidades)
No incluye FONHAPO. De acuerdo a la Ley, en 2010 Sociedad Hipotecaria Federal (SHF) no otorgará préstamos directos, Únicamente otorgará garantías.
Fuente: INEGI, CONAFOVI, CONAPO, SOFTEC

Análisis Comparativo del Mercado
Principales Participantes en el Sector de Vivienda Nacional

Venta de Viviendas (unidades)


40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
37,605
37,343
24,869
19,015
9,652
HOMEX
GEO
URBI
ARA
SARE

Ingresos (millones de pesos)


10,000
8,000
6,000
4,000
2,000
-
10,091
9,815
8,194
6,773
3,371
GEO
HOMEX
URBI
ARA
SARE

Fuente: Reportes de las Compañías al 31 de diciembre de 2005

EBITDA (millones de pesos)


3,000
2,500
2,000
1,500
1,000
500
-
2,444
2,141
2,185
1,526
633
GEO
URBI
HOMEX
ARA
SARE

Margen EBITDA (%)


30.0%
25.0%
20.0%
15.0%
10.0%
26.1%
24.2%
22.5%
22.3%
18.8%
URBI
GEO
ARA
HOMEX
SARE

Utilidad Neta (millones de pesos)


1,400
1,200
1,000
800
600
400
200
-
1,159
1,152
1,139
1,095
318
URBI
HOMEX
GEO
ARA
SARE

Fuente: Reportes de las Compañías al 31 de diciembre de 2005

Análisis Comparativo del Mercado
Principales Participantes en el Sector de Vivienda Nacional



Margen Neto (%)
16.2%
14.1%
11.7%
11.3%
9.4%
17.0%
15.0%
13.0%
11.0%
9.0%
7.0%
5.0%
ARA
URBI
HOMEX
GEO
SARE



Cuentas por Cobrar (Días)
300
250
200
150
100
114
130
144
199
269
ARA
GEO
URBI
HOMEX
SARE



Reserva Territorial
200,000
150,000
100,000
50,000
-
155,739
153,943
146,943
141,743
39,539
URBI
HOMEX
ARA
GEO
SARE

Fuente: Reportes de las Compañías al 31 de diciembre de 2005

Utilidad Neta / Capital Contable ROE (%)


30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
22.5%
19.8%
17.2%
16.4%
10.5%
GEO
HOMEX
URBI
ARA
SARE

Utilidad Neta / Activos ROA (%)


20.0%
15.0%
10.0%
5.0%
0.0%
11.3%
9.4%
8.6%
8.2%
6.4%
ARA
URBI
GEO
HOMEX
SARE

Fuente: Reportes de las Compañías al 31 de diciembre de 2005

El mercado nacional de la vivienda

El mercado nacional de la vivienda está influenciado por diversos factores sociales, económicos, industriales y políticos, incluyendo la escasez de viviendas, las características demográficas del país y las políticas gubernamentales.

Políticas gubernamentales

El tamaño del mercado para la vivienda construida por desarrolladores, que está integrado por las viviendas construidas tanto por desarrolladores como por contratistas para su venta a través de créditos hipotecarios, depende de la disponibilidad de financiamiento hipotecario. Como resultado de las crisis económicas y de liquidez registradas a lo largo de los últimos veinte años, el país ha experimentado fluctuaciones en la disponibilidad de financiamiento hipotecario, especialmente a través de las fuentes del sector privado. En consecuencia, la oferta de viviendas de interés social y medias ha sido relativamente baja durante este período.

Durante la década de los ochentas la política del gobierno estuvo orientada a estimular la inversión por parte del sector privado, reduciendo los costos de desarrollo y fomentando las actividades de construcción. Los organismos patrocinados por el gobierno otorgaron garantías sobre los créditos hipotecarios, e implementaron procedimientos de pago y ahorro directos. En

1994 el país sufrió una crisis económica que condujo a la devaluación del peso y a un aumento significativo en las tasas de interés. Muchas empresas desarrolladoras pequeñas desaparecieron, y entre 1995 y 1996 la industria experimentó una caída significativa en la venta de viviendas debido a la escasez de financiamiento bancario.

Tras la crisis económica de 1994, la política del gobierno se orientó a equilibrar la escasez de financiamiento y el consiguiente aumento en las tasas de interés, y se concentró principalmente en el otorgamiento de créditos hipotecarios y financiamientos para la construcción de viviendas de interés social a través de fondos patrocinados por el gobierno. Los fondos del gobierno dejaron de realizar actividades de desarrollo y venta, y comenzaron a operar como auténticos programas de ahorro y crédito. Las reformas al sistema ejidal, que permitieron a los ejidatarios vender propiedades que anteriormente estaban sujetas a múltiples restricciones, también incrementaron la oferta potencial de terrenos para desarrollo. Durante este período el gobierno autorizó la constitución de Sofoles para el otorgamiento de créditos hipotecarios con recursos y garantías suministradas por entidades gubernamentales, inversionistas del sector privado y bancos de desarrollo nacionales o extranjeros, o de recursos captados en los mercados de capitales del país. Además, el gobierno fomentó el crecimiento de la industria y el financiamiento de parte del sector privado al apoyar la consolidación el la industria nacional de la vivienda.

Entre 1997 y 1998 las ventas de vivienda se estabilizaron, y en 1997 se incrementaron ligeramente debido a la mejoría en la situación económica del país. Durante 1999 y 2000 la disponibilidad de financiamiento hipotecario se incrementó como resultado de una mayor estabilidad económica. El nivel de financiamiento disponible ha continuado creciendo como resultado de las políticas implementadas por el gobierno tras la crisis, y del objetivo fijado por la administración actual para otorgar 750,000 créditos hipotecarios anuales a partir de 2006 de conformidad con el Plan Sectorial de Vivienda 2001-2006. La administración se fijó cuatro objetivos para lograr dicho crecimiento:

- garantizar el abasto de terrenos adecuados con infraestructura que incluya drenaje y servicios públicos;
- continuar desrregulando la industria de la construcción de viviendas;
- fomentar la consolidación interna de la industria, y
- incrementar las oportunidades de financiamiento disponibles para los compradores de viviendas.

En julio de 2001 el gobierno creó la CONAFOVI con el objeto de desarrollar y coordinar los programas y las iniciativas contempladas en el Plan Sectorial de Vivienda 2001-2006. La CONAFOVI está integrada por 50 miembros representantes de las distintas entidades involucradas en la industria de la vivienda, incluyendo el gobierno federal, los organismos de vivienda estatales, los desarrolladores, las instituciones financieras, otros profesionistas involucrados en la construcción de viviendas, y las universidades.

En 2002 la SHF adoptó una nueva política encaminada a reducir su participación en el financiamiento de la construcción de viviendas por el sector privado y a destinar los recursos que obtiene a través del presupuesto federal exclusivamente al otorgamiento de créditos hipotecarios. La adopción de esta política contempla un período de transición durante el cual la SHF (i) reducirá gradualmente el importe destinado a financiar la construcción de viviendas, y (ii) otorgará un mayor número de garantías a favor de las Sofoles con el objeto de facilitarles su acceso a los recursos disponibles a través de los mercados de valores y las instituciones de

banca múltiple. La Compañía considera que lo anterior no ha tenido efecto alguno sobre sus costos de financiamiento.

Aunado a estos esfuerzos, el poder legislativo modificó el régimen fiscal con el fin de permitir que a partir de 2003 las personas físicas puedan deducir de su impuesto sobre la renta, los intereses reales pagados sobre sus créditos hipotecarios, lo que en opinión del gobierno conducirá a un mayor nivel de actividad en el sector del financiamiento hipotecario.

Las reformas fiscales promulgadas en 2004 dejaron vigente una exención en virtud de la cual los desarrolladores de vivienda tienen derecho a deducir del ingreso gravable reportado en sus declaraciones de impuestos, el costo de las inversiones en terrenos incurrido durante el año respectivo.

En los últimos cuatro años el sector de la vivienda construida por desarrolladores ha continuado creciendo como resultado de la mayor disponibilidad de financiamiento hipotecario, especialmente a través de fondos patrocinados por el gobierno tales como el INFONAVIT, la SHF y el FOVISSSTE. De acuerdo con la CONAFOVI, entre 1998 y 2000 el número de viviendas del país se incrementó en 2.4 millones, de las cuales el 37% (900,000 viviendas) fueron construidas por desarrolladores y el resto fueron construidas directamente por los propietarios. La CONAFOVI estima que entre 2001 y 2003 el número de viviendas se incrementó en otros 2.5 millones, de las cuales el 46% (1.1 millones de viviendas) fueron construidas por desarrolladores y el resto fueron construidas directamente por los propietarios.

Demanda de vivienda

De acuerdo con el Programa Sectorial de Vivienda 2001-2006, publicado en 2000, en México existe un déficit de aproximadamente 4.3 millones de viviendas que se incrementará a un ritmo de aproximadamente 1.1 millones de viviendas anuales durante el período comprendido de 2001 a 2010.

Factores demográficos

La demanda de viviendas en el país tiende a estar impulsada por los factores demográficos. De acuerdo con el CONAPO, entre 2000 y 2005 la población total del país creció un 1.1%, y de acuerdo con el INEGI y el CONAPO, la población nacional continuará creciendo a una tasa anual combinada del 0.95% durante los próximos cinco años. De acuerdo con la CONAFOVI, el sector de la población representado por los habitantes que tienen entre 25 y 50 años de edad crecerá de 31 millones en 2000 a 48 millones en 2030.

Categorías de vivienda

El mercado nacional de la vivienda puede subdividirse en viviendas construidas directamente por los propietarios y viviendas construidas por desarrolladores. El mercado de la vivienda construida directamente por los propietarios incluye las viviendas que se construyen gradualmente a lo largo de un período de tiempo, generalmente sin contar con las licencias o permisos necesarios, sobre terrenos que en ocasiones no están registrados a nombre del ocupante o no son propiedad del mismo. Además, en ocasiones las viviendas construidas directamente por los propietarios no cuentan en un inicio con servicios municipales tales como electricidad, drenaje y agua. En términos generales no existe financiamiento hipotecario para el mercado de la vivienda construida directamente por los propietarios.

El mercado de la vivienda construida por desarrolladores está representado por las viviendas construidas por contratistas y empresas desarrolladoras, y que por lo general están financiadas

a través de créditos hipotecarios. Estas viviendas se construyen con apego a todos los permisos gubernamentales, cuentan con todos los servicios municipales y están ubicadas en terrenos cuya propiedad está registrada a nombre del comprador. El mercado de la vivienda construida por desarrolladores depende de la disponibilidad de créditos hipotecarios para sus clientes. De acuerdo con la CONAFOVI, al 31 de diciembre de 2005 existían aproximadamente 1,358 empresas desarrolladoras en el mercado nacional de la vivienda construida por desarrolladores.

La Compañía clasifica sus viviendas de acuerdo con las siguientes categorías de precios, mismas que en su opinión reflejan la demanda de parte del público y la disponibilidad de financiamiento:

- vivienda Progresiva, cuyos precios de venta oscilan entre $166,500 y $230,000, están orientadas a la población de escasos recursos y están financiadas en un 100% por el INFONAVIT a tasas de interés subsidiadas. Este esquema sustituyó al Programa de Subsidios y Apoyo a la Vivienda ("PROSAVI") que concluyó en 2002, en virtud del cual el gobierno proporcionaba a los compradores de escasos recursos un anticipo subsidiado equivalente a hasta el 20% del valor de la vivienda;
- vivienda de interés social, cuyos precios de venta oscilan entre $231,000 y $390,000;
- vivienda media, cuyos precios de venta oscilan entre $391,000 y $999,000, y
- vivienda residencial, cuyos precios de venta son superiores a $1,000,000. Esta categoría incluye la vivienda residencial turística, que está integrada por viviendas para fines vacacionales o ubicadas en complejos turísticos, cuyos precios de venta son superiores a $1'606,620.

Los principales factores que influyen en los precios de las viviendas son el tamaño y la ubicación de las mismas. La Compañía revisa mensualmente sus categorías de vivienda tomando en consideración el efecto de la inflación.

La industria no cuenta con una medida estándar para clasificar las viviendas de acuerdo a su precio, y las categorías de precios utilizadas por los competidores de la Compañía pueden ser distintas a las de esta última. Además, los programas de financiamiento del INFONAVIT únicamente son aplicables a aquellas viviendas cuyo precio de venta no excede de un cierto límite máximo. El precio máximo de venta de una vivienda que puede ser financiado a través de los programas de crédito de INFONAVIT económico, tradicional, COFINAVIT y apoyo INFONAVIT, asciende a 173,202.81, $443,870.40 en el interior del país ($517,848.50 en la Ciudad de México), $517,848.50 y $1'819,868.64, respectivamente.

Las ventas de vivienda media y residencial guardan una relación más directa con las fluctuaciones en las tasas de interés, en tanto que las ventas de vivienda Progresiva y de interés social, cuyo precio de venta generalmente está financiado a través de créditos hipotecarios a tasas de interés más bajas que las del mercado, se ven menos afectadas por las fluctuaciones en las tasas de interés.

Con base en las estadísticas de la CONAFOVI en cuanto al número de créditos hipotecarios otorgados para la compra de nuevas viviendas en 2005, y en el número de nuevas viviendas vendidas por la Compañía durante dicho año, la Compañía estima que tiene una participación del 3.4% en el mercado de la vivienda construida por desarrolladores.

Fuentes de financiamiento hipotecario

Como resultado de los programas gubernamentales, la mejoría en la situación económica y el crecimiento de la demanda, en los últimos años las entidades de los sectores público y privado han incrementado sus operaciones de crédito hipotecario. La liquidez del mercado para los créditos hipotecarios también ha aumentado como resultado de los diversos programas de bursatilización de créditos hipotecarios patrocinados por organismos públicos tales como el INFONAVIT e instituciones del sector privado tales como las Sofoles. La reciente disponibilidad de financiamiento de parte de instituciones nacionales y extranjeras para las Sofoles, también ha contribuido al desarrollo de un mercado secundario más sofisticado para los créditos hipotecarios.

En 2005 se otorgaron aproximadamente 561,500 créditos hipotecarios para la adquisición de viviendas en el país, de los cuales 371,706 fueron otorgados por el INFONAVIT, 59,449 por la SHF y 42,317 por el FOVISSSTE. El resto fueron otorgados por las Sofoles, las instituciones de banca múltiple y otros proveedores, incluyendo los organismos de vivienda del sector público.

La siguiente gráfica muestra el número de créditos hipotecarios otorgados por instituciones de banca múltiple y organismos gubernamentales entre 2001 y 2005:


Tasa combinada de crecimiento anual 2001-2005 = 20.8%
1000
800
400
200
0
318
420
501
531
678
2001
2002
2003
2004
2005
INFONAVIT
SHF-FOVI
FOVISSSTE
Otros

Fuente: CONAFOVI.
Número de créditos hipotecarios en miles.

General

Existen cuatro fuentes principales de financiamiento hipotecario en el mercado nacional de la vivienda, cada una de las cuales aplica distintos procedimientos y está orientada a distintos beneficiarios:

- ***Fondos de vivienda del gobierno.*** Los fondos de vivienda del gobierno tales como el INFONAVIT, que atiende a los trabajadores del sector privado, el FOVISSSTE, que atiende a los trabajadores del sector público, y en mucho menor medida el Instituto de Seguridad y Servicios Sociales para las Fuerzas Armadas Mexicanas ("ISSSFAM"), que atiende al personal militar, ofrecen financiamiento hipotecario. Estos fondos se

financian principalmente a través de las aportaciones obligatorias efectuadas por las empresas y otorgan créditos a los trabajadores cuyo ingreso mensual es inferior a cinco veces el salario mínimo (aproximadamente $7,398 al 31 de diciembre de 2005). En 2005 los créditos hipotecarios otorgados por el INFONAVIT y el FOVISSSTE representaron aproximadamente el 66.2% y el 7.5% del número total de créditos hipotecarios otorgados en el país para la compra de viviendas, respectivamente.

- ***SHF.*** La SHF es una institución de banca de desarrollo que garantiza y financia los créditos hipotecarios otorgados por las instituciones de banca múltiple y las Sofoles para ciertas categorías de vivienda. La SHF también otorga a las instituciones de banca múltiple y las Sofoles, garantías parciales respecto de los créditos hipotecarios otorgados por las mismas con fondos suministrados por la SHF. En 2005 los créditos hipotecarios otorgados o financiados por la SHF representaron aproximadamente el 9.7% del número total de créditos hipotecarios otorgados en el país para la compra de viviendas.

- ***Instituciones de banca múltiple y Sofoles.*** Las instituciones de banca múltiple y las Sofoles, utilizando recursos propios, proporcionan financiamiento para cada una de las distintas categorías de vivienda, con excepción de las viviendas de interés social de precio más económico. En 2005 los créditos hipotecarios otorgados por las instituciones de banca múltiple y las Sofoles (excluyendo los créditos hipotecarios otorgados por las mismas con recursos suministrados por la SHF) representaron aproximadamente el 7.8% del número total de créditos hipotecarios otorgados en el país para la compra de viviendas.

- ***Organismos públicos de vivienda.*** *Una parte reducida del financiamiento hipotecario disponible en el país consiste en subsidios directos otorgados por organismos públicos de vivienda tales como el FONHAPO, el Fondo Nacional de Aportaciones Económicas a la Vivienda ("FONAEVI") y los fideicomisos de vivienda patrocinados por el gobierno.*

Fondos de vivienda del gobierno: INFONAVIT Y FOVISSSTE

INFONAVIT

El INFONAVIT se creó en 1972 con la promulgación de la Ley del Instituto del Fondo Nacional de la Vivienda para los Trabajadores (la "Ley del INFONAVIT"), para beneficio de los trabajadores del sector privado. El INFONAVIT funciona principalmente como una institución de préstamos para la vivienda y otorga créditos a sus derechohabientes.

De conformidad con la Ley del INFONAVIT, dicho organismo recibe aportaciones obligatorias de parte de las empresas del sector privado, que equivalen al 5% del salario bruto de los trabajadores. El INFONAVIT utiliza dichos recursos para otorgar créditos para la construcción, adquisición o remodelación de viviendas a los trabajadores que resulten aprobados a través de un sistema de calificación que toma en consideración la edad, el salario, el estado civil, el número de dependientes, las discapacidades, el importe del crédito no utilizado y los ahorros voluntarios de dichos trabajadores, entre otros factores. A partir de enero de 2003 la asignación de créditos hipotecarios del INFONAVIT se efectúa a través de un proceso de inscripción permanente que permite a sus derechohabientes solicitar un crédito hipotecario en cualquier momento a lo largo del año. La política actual del INFONAVIT otorga el mayor número de puntos a los trabajadores que perciben un salario suficiente para pagar el crédito hipotecario durante el resto de su vida laboral. Al 31 de diciembre de 2005 el INFONAVIT tenía una lista de

aproximadamente 10.5 millones de trabajadores activos registrados y desde su fecha de creación había otorgado más de 3.5 millones de créditos hipotecarios.

El INFONAVIT no exige que sus derechohabientes paguen un anticipo para la compra de una vivienda. El importe de los créditos hipotecarios otorgados por el INFONAVIT puede ser equivalente hasta el 100% del valor de la vivienda más los gastos de apertura del crédito. Los pagos de intereses sobre dichos créditos hipotecarios se calculan utilizando como referencia el salario mínimo y los ingresos del trabajador. El importe máximo de los créditos otorgados por el INFONAVIT para la compra de viviendas ubicadas en la Ciudad de México es el equivalente a 350 veces el salario mínimo (aproximadamente $517,849 al 31 de diciembre de 2005), y el importe máximo de los créditos para la compra de viviendas ubicadas en el interior del país es el equivalente a 300 veces el salario mínimo (aproximadamente $443,870 al 31 de diciembre de 2005). El importe máximo de los créditos otorgados a los compradores que hayan obtenido la calificación crediticia requerida es el equivalente a 180 veces el salario mínimo, mas una porción de la aportación efectuada por la empresa del comprador y los ahorros voluntarios de este último. El importe máximo de un crédito, mas el saldo de la subcuenta de vivienda del comprador, no puede ser superior a 220 veces el salario mínimo (aproximadamente $325,505 al 31 de diciembre de 2005). Los créditos hipotecarios del INFONAVIT se otorgan a un plazo de 30 años y se pagan a través de deducciones al salario del comprador efectuadas por su empresa. Los créditos hipotecarios del INFONAVIT devengan intereses a una tasa anual de entre el 4% y el 9%, dependiendo de los ingresos del trabajador.

El INFONAVIT cuenta con un programa llamado "Apoyo INFONAVIT" que está diseñado para ayudar a los trabajadores con un mayor nivel de ingresos a obtener financiamiento hipotecario. Los clientes del programa Apoyo INFONAVIT pueden utilizar las aportaciones efectuadas a sus cuentas del INFONAVIT a través de deducciones en sus nóminas, para garantizar los créditos hipotecarios otorgados por las instituciones del sector privado. Además, dichos clientes pueden utilizar sus aportaciones mensuales al INFONAVIT para cubrir los pagos mensuales adeudados a dichas instituciones del sector privado.

Recientemente el INFONAVIT implementó un programa llamado "COFINAVIT" que está diseñado para ayudar a los trabajadores de más altos ingresos en forma similar al programa Apoyo INFONAVIT. Este nuevo programa permite a sus clientes obtener un crédito hipotecario financiado tanto por el INFONAVIT como por una institución de banca múltiple o una Sofol. Además, los clientes de este programa pueden utilizar sus aportaciones al INFONAVIT como parte de dicho crédito o para garantizarlo.

De conformidad con otros programas ofrecidos por el INFONAVIT, los derechohabientes calificados reciben un crédito para construir o remodelar sus viviendas, o para liquidar los créditos obtenidos para la construcción, adquisición o remodelación de las mismas.

Además de lo anterior, a finales de 2004 y principios de 2005 el INFONAVIT implementó un nuevo sistema de financiamiento hipotecario que le permite acelerar el proceso de otorgamiento de créditos hipotecarios en respuesta a la demanda, reduciendo la documentación necesaria para el procesamiento inicial, lo cual le permite lograr sus objetivos de fin de año. Este nuevo sistema también proporciona una mayor transparencia y calidad a los servicios relacionados con el otorgamiento de créditos hipotecarios.

El número de créditos hipotecarios otorgados por el INFONAVIT se incrementó de aproximadamente 275,000 en 2002 a aproximadamente 376,444 (incluyendo los créditos para la adquisición de viviendas y los créditos para remodelaciones y otros fines) en 2005, lo cual representó una tasa combinada de crecimiento anual del 11.0%. En 2005 los créditos otorgados

por el INFONAVIT representaron aproximadamente el 66.2% del número total de créditos hipotecarios otorgados en el país para la compra de viviendas.

FOVISSSTE

El FOVISSSTE se creó en 1972 y está administrado por el gobierno federal para beneficio de los trabajadores del estado, con el fin de proporcionar a éstos financiamiento para la compra de viviendas económicas.

El FOVISSSTE opera en forma similar al INFONAVIT, recaudando aportaciones mensuales equivalentes al 5% de los salarios de los trabajadores del estado y deduciendo de dichos salarios los pagos a cuenta de los créditos otorgados por el mismo. El FOVISSSTE no exige que sus derechohabientes paguen un anticipo para la compra de una vivienda. Al 31 de diciembre de 2005, el importe máximo de los créditos otorgados por el FOVISSSTE ascendía a aproximadamente $504,532. El FOVISSSTE utiliza un sistema de calificación para el otorgamiento de créditos hipotecarios que asigna puntos a sus derechohabientes tomando en consideración su antigüedad, número de dependientes, salario y el monto de las aportaciones efectuadas los mismos, entre otras cosas. A mayor número de puntos, mayor será el importe del crédito otorgado a un derechohabiente.

El número de créditos hipotecarios por el FOVISSSTE se incrementó de aproximadamente 11,068 en 2002 a aproximadamente 42,317 en 2005, lo cual representó una tasa combinada de crecimiento anual del 56.7%. En 2005 los créditos otorgados por el FOVISSSTE representaron aproximadamente el 7.5% del número total de créditos hipotecarios otorgados en el país para la compra de viviendas. El FOVISSSTE se ha fijado como objetivo el proporcionar créditos hipotecarios a todos los trabajadores del estado a un plazo máximo de 30 años.

SHF

La SHF se creó en octubre de 2001 con el objeto de sustituir al FOVI. La SHF es una institución de banca de desarrollo que financia y garantiza las obligaciones de los intermediarios financieros que operan en el mercado de los créditos hipotecarios. Cuando la SHF otorga financiamiento a través de intermediarios financieros tales como las instituciones de banca múltiple y las Sofoles, a los compradores de vivienda que han obtenido la calificación crediticia requerida, dichos intermediarios administran los créditos, efectúan los desembolsos y cubren el servicio de la deuda financiada por la SHF. Los intermediarios financieros que otorgan créditos hipotecarios financiados por la SHF también son responsables de evaluar la solvencia de los compradores, de otorgar los créditos y de asumir el riesgo relacionado con los mismos, en el entendido de que dicho riesgo puede ser compartido por la SHF a través de su programa de otorgamiento de garantías. Estos intermediarios financieros evalúan a los compradores tomando en consideración su edad, salario e historial crediticio, entre otras cosas.

La SHF financia créditos hipotecarios denominados en UDIs o en pesos a través del programa Apoyo INFONAVIT, con base en los siguientes criterios:

- El importe de los créditos hipotecarios denominados en UDIs puede representar hasta el 90% del precio de compra de las viviendas cuyo valor no exceda de 500,000 UDIs (aproximadamente $909,383 al 31 de diciembre de 2005). Estos créditos hipotecarios devengan intereses a una tasa promedio de entre el 9% y el 11%, y se otorgan a plazos de entre 5 y 25 años. Los créditos hipotecarios se pagan mensualmente y se ajustan con base en los aumentos en el salario mínimo. Los créditos hipotecarios por un importe máximo de 350,000 UDIs están sujetos a un cargo adicional del 5% en los pagos mensuales por concepto de los cambios en el

valor de la UDI con respecto al salario mínimo. Por lo general, los compradores están obligados a pagar un anticipo de entre el 10% y el 20% del precio de compra de las viviendas.

- Los créditos hipotecarios otorgados por la SHF a través del programa Apoyo INFONAVIT están denominados en UDIs o pesos, y el importe de los mismos puede representar hasta el 95% y el 90% del precio de compra de las viviendas cuyo valor no exceda de $1,750,000, respectivamente.

La SHF publica y comunica a los desarrolladores su programa de créditos hipotecarios a fin de que éstos soliciten a través de los intermediarios financieros el otorgamiento de compromisos de asignación de créditos para los desarrollos habitacionales que tengan inscritos ante la SHF. La SHF publica anualmente, para beneficio de los desarrolladores, el monto de los recursos disponibles para dos programas principales: (i) el programa PROSAVI, que está orientado a los compradores cuyos ingresos no excedan de cinco veces el salario mínimo (aproximadamente $7,398 al 31 de diciembre de 2005) y a las viviendas con valor de hasta 47,400 UDIs (aproximadamente $172,419 al 31 de diciembre de 2005), con un subsidio de 11,800 UDIs (aproximadamente $42,923 al 31 de diciembre de 2005) por comprador, y (ii) el Programa de Financiamiento a la Vivienda ("PROFIVI"), que está orientado a los compradores que perciben ingresos suficientes para efectuar pagos mensuales por la compra de viviendas con valor de hasta 500,000 UDIs (aproximadamente $1'818,766 al 31 de diciembre de 2005).

Además, a partir de septiembre de 2004 la SHF (i) comenzó a reducir sus programas de financiamiento para la construcción y a concentrarse los créditos hipotecarios para la compra de viviendas con valor de hasta entre $175,000 y $1,750,000, y (ii) ha otorgado garantías a favor de las Sofoles con el objeto de facilitarles su acceso a otras fuentes de financiamiento tales como las instituciones de banca múltiple, para poder financiar la compra de viviendas con valor superior a 166,666 UDIs.

A partir de 2004 la SHF únicamente otorga créditos hipotecarios a los compradores de viviendas ubicadas en desarrollos habitacionales que se encuentren inscritos en su Registro de Proyecto Ejecutivo Simplificado. La Compañía inicia el proceso de inscripción de un determinado desarrollo habitacional mediante la presentación de una solicitud ante la SHF por conducto de un intermediario financiero, incluyendo las especificaciones del desarrollo habitacional aprobadas por las autoridades competentes y los permisos y licencias de construcción necesarios. Como parte del proceso de inscripción, la SHF asigna una Clave Única de Vivienda a cada una de las viviendas registradas en su inventario, identificando cada vivienda de acuerdo a su ubicación, avance de construcción y precio de compra. Dicho registro le permite a la Compañía ejercer sus derechos de asignación de créditos ante cualquier intermediario financiero.

Una vez que se obtiene confirmación de la inscripción de un desarrollo habitacional ante la SHF, y de la asignación de compromisos de crédito, la Compañía cuenta con un plazo de hasta tres años para concluir la construcción del desarrollo habitacional y para identificar a compradores que hayan obtenido la calificación crediticia requerida. De ser necesario, la Compañía puede obtener el financiamiento requerido para la construcción (a través de instituciones de banca múltiple o Sofoles, o de la emisión de certificados bursátiles), y al mismo tiempo comienza a buscar compradores calificados. Una vez que se ha concluido la construcción y se ha identificado a los compradores calificados, la Compañía ejerce sus derechos de asignación de créditos hipotecarios y el intermediario financiero recibe los fondos correspondientes de parte de la SHF y procede a otorgar los créditos hipotecarios. Posteriormente, la Compañía escritura la vivienda a nombre del comprador, hace la entrega y recibe el precio de la misma. Salvo por una garantía de construcción (Ver la sección

"Actividades de la Compañía — Servicio a clientes y garantías"), la Compañía no retiene ninguna obligación a largo plazo en relación con el crédito.

Tradicionalmente la SHF, por conducto de los intermediarios financieros, otorgaba a los desarrolladores créditos puente por un monto promedio equivalente al 65% del precio de compra del número de viviendas proyectadas para un determinado desarrollo habitacional, con el objeto de financiar los costos de construcción del mismo. Sin embargo, como resultado de un cambio de política reciente la SHF ha ido eliminando gradualmente los créditos puente para la construcción de desarrollos habitacionales y se ha concentrado en el otorgamiento de créditos hipotecarios a compradores de vivienda de interés social y media que han obtenido la calificación crediticia requerida. *Ver la sección "Factores de riesgo — Riesgos relacionados con las actividades de la Compañía — La capacidad de la Compañía para generar ingresos suficientes para garantizar su viabilidad, depende de la disponibilidad de financiamiento hipotecario".*

El número de créditos hipotecarios otorgados por la SHF se incrementó de 46,136 en 2002 a 54,449 en 2005, lo cual representó una tasa combinada de crecimiento anual del 6.5%. En 2005 los créditos otorgados por la SHF representaron aproximadamente el 9.7% del número total de créditos hipotecarios otorgados en el país para la compra de viviendas.

Instituciones de Banca Múltiple y Sofoles

En términos generales, las operaciones de crédito hipotecario de las instituciones de banca múltiple están orientadas a los sectores de la vivienda media y residencial del mercado, en tanto que las Sofoles están orientadas principalmente al sector de la vivienda de interés social, a una porción del sector de la vivienda media utilizando recursos suministrados por la SHF, y al resto de dicho sector y al sector residencial utilizando recursos obtenidos a través de otras fuentes. En 2005 los créditos otorgados por las instituciones de banca múltiple y las Sofoles representaron menos del 17.8% del número total de créditos hipotecarios otorgados en el país para la compra de viviendas.

El plazo promedio de los créditos hipotecarios originados por las instituciones de banca múltiple es de aproximadamente 15 años. Se estima que los compradores que pueden obtener la calificación crediticia requerida para recibir un crédito hipotecario de parte de dichas instituciones, son aquellos que están interesados en la compra de viviendas con un valor superior a $224,000.

A pesar de que las instituciones de banca múltiple y las Sofoles otorgan créditos hipotecarios directamente a los compradores de vivienda, por lo general dichos créditos se coordinan a través del desarrollador. A fin de obtener financiamiento para la construcción de un desarrollo habitacional, el desarrollador está obligado a presentar a la institución de banca múltiple o Sofol respectiva el plan general de dicho desarrollo, incluyendo la escritura de propiedad del terreno, los planos arquitectónicos, los permisos y las licencias necesarios, y un estudio de mercado que demuestre la existencia de demanda para las viviendas a construirse. Por lo general, la institución de banca múltiple o Sofol somete el desarrollo inmobiliario a la consideración de su comité de crédito, y una vez aprobado otorga financiamiento para su construcción al desarrollador. Los fondos correspondientes se ponen a disposición del desarrollador a medida que el mismo avanza con la construcción del desarrollo habitacional. Sin embargo, como parte de este proceso la institución de banca múltiple o Sofol no está obligada a otorgar créditos hipotecarios a los compradores. La mayoría de las instituciones de banca múltiple y las Sofoles otorgan financiamiento para la construcción dependiendo de cada desarrollo habitacional, y los

recursos derivados de dicho financiamiento únicamente pueden destinarse a la construcción de un desarrollo habitacional específico.

En 2005 los créditos otorgados por las instituciones de banca múltiple y las Sofoles (incluyendo los créditos otorgados por las mismas con recursos suministrados por la SHF) representaron aproximadamente el 17.8% del número total de créditos hipotecarios otorgados en el país para la compra de viviendas.

Otros Organismos Públicos de Vivienda

Estos organismos pueden ser tanto federales como estatales y atienden al sector más grande de la población, que está representado por los trabajadores no asalariados cuyos ingresos son inferiores a 2.5 veces el salario mínimo anual. Los organismos públicos federales de vivienda otorgan financiamiento directamente a entidades tales como las autoridades de vivienda estatales y municipales, las sociedades cooperativas de vivienda y las uniones de crédito que representan a beneficiarios de escasos ingresos, así como a personas físicas independientes. Algunos organismos proporcionan asistencia técnica a los acreditados y beneficiarios finales en relación con el diseño, la contratación y la supervisión de la obra para su vivienda. Los créditos otorgados por los organismos públicos pueden utilizarse para desarrollos habitacionales de viviendas básicas (que consisten en viviendas de tamaño mínimo, con una habitación, cocina y un baño), para terrenos urbanizados, para instalaciones de servicios públicos, para la remodelación de viviendas o para la construcción de viviendas directamente por sus propietarios.

En 2004 los créditos otorgados por los organismos públicos de vivienda, incluyendo el FONHAPO, el FONAEVI y otros fondos gubernamentales para la vivienda, representaron aproximadamente el 6% del número total de créditos hipotecarios otorgados en el país para la compra de viviendas.

Financiamiento Para La Vivienda

De acuerdo con la CONAFOVI, en 2005 se otorgaron 678,343 créditos hipotecarios en el país:

Número de créditos hipotecarios otorgados durante el año que terminó el 31 de diciembre de 2005

Fuente de financiamiento	Créditos para la compra de viviendas	Créditos para la remodelación de viviendas y otros fines	Total
INFONAVIT[1]	371,706	4,738	376,444
SHF[2]	54,449		54,449
FOVISSSTE	42,317		42,317
FONHAPO	33,034	61,466	94,500
Instituciones de banca múltiple	55,537		55,537
Sofoles[3]	44,449		44,449
OREVIS[4]	10,892	11,452	22,344
Otros[5]	8,650	39,137	47,787
Disminución[6]	(59,484)		
Total	561,550	116,793	678,343

(1) Incluye 17,904 créditos hipotecarios otorgados a través del programa Apoyo INFONAVIT, y 38,090 créditos hipotecarios otorgados a través del programa COFINAVIT.
(2) Incluye 4,356 créditos hipotecarios otorgados conforme al PROSAVI y 50,093 créditos hipotecarios otorgados conforme al PROFIVI.
(3) Créditos hipotecarios otorgados únicamente con recursos propios de las Sofoles.
(4) Organismos estatales de vivienda.
(5) Incluyen al ISSFAM (con 2,806 créditos hipotecarios), Petróleos Mexicanos (con 4,728 créditos hipotecarios), la Comisión Federal de Electricidad (con 1,081 créditos hipotecarios), el PEFVM (con 3,587 créditos hipotecarios), Luz y Fuerza del Centro (con 3,201 créditos hipotecarios), el Programa de Empleo Temporal del gobierno federal (con 31,513 créditos hipotecarios), HABITAT, A.C. (con 776 créditos hipotecarios), y el fideicomiso privado PROVIVAH (con 95 créditos hipotecarios).
(6) Créditos hipotecarios otorgados por dos o más fuentes de financiamiento.

Competencia

La industria nacional de la vivienda está sumamente fragmentada. Aun cuando la CONAFOVI estima que existen aproximadamente 1,358 empresas de servicios de desarrollo y construcción, la Compañía considera que la mayoría de las empresas constructoras y desarrolladoras se concentran en proyectos de baja escala que abarcan entre 50 y 500 viviendas, y que en 2005 únicamente seis empresas construyeron más de 10,000 viviendas en el país. La Compañía estima que en todo momento existen aproximadamente 1,200 empresas con aproximadamente 3,000 nuevos desarrollos habitacionales en el país. La Compañía considera que es una de las mayores desarrolladoras de vivienda del país en términos de los ingresos reportados en 2005.

La Compañía opera y tiene reservas de terrenos en 14 estados y cuenta con reservas de terrenos en otros tres estados adicionales, lo cual la convierte en una de las desarrolladoras de vivienda con mayor diversidad geográfica en el país. La Compañía considera que sus principales competidores en los sectores de la vivienda Progresiva y de interés social son:

- Corporación GEO, S.A. de C.V. ("GEO"), que opera principalmente en el Distrito Federal, el Estado de México, Morelos, Guerrero, Hidalgo, Querétaro, Guanajuato, San Luis Potosí, Tamaulipas y Baja California);
- Urbi, S.A. de C.V. ("Urbi"), que opera en Baja California, Sonora y Sinaloa, y ha comenzado a operar en el Estado de México;
- Inmobiliaria RUBA, S.A. de C.V., que opera principalmente en Chihuahua, Coahuila, Nuevo León, Sonora, Jalisco y Baja California;
- Desarrolladora Homex, S.A. de C.V. y Controladora Casas Beta, S.A. de C.V. ("Homex"), que operan en 17 estados;
- Sare, que opera en el Estado de México y el Distrito Federal, y
- Sadasi, S.A. de C.V. y Pulte México, que operan en el Estado de México.

La Compañía considera que sus principales competidores en el mercado de la vivienda media son Grupo Frisa, S.A. de C.V., que opera en el Estado de México y Quintana Roo, además de Urbi, Homex y GEO. En el mercado de la vivienda residencial la Compañía se enfrenta principalmente a la competencia de parte de pequeños desarrolladores. Los competidores de menor tamaño pueden tener una mayor capacidad de adaptación a los niveles específicos de demanda, y ofrecer viviendas con diseños más flexibles. Los principales competidores de la Compañía en el mercado de la vivienda residencial incluyen a (i) Grupo ICA (que opera en Querétaro y Quintana Roo); (ii) Grupo Sidek (que opera en Quintana Roo y Sinaloa), y (iii) Grupo Mena (que opera en el Estado de México). En el sector de la vivienda residencial, la Compañía también se enfrenta a competidores de mayor tamaño tales como Urbi, Homex y Sare. Algunas de estas empresas también compiten con la Compañía en el sector de la vivienda residencial turística.

La Compañía no realiza operaciones en el extranjero. Existen muy pocas empresas desarrolladoras o constructoras extranjeras que operan en México, y ninguna de ellas tiene una participación significativa en el mercado nacional de la vivienda. Sin embargo, a partir de enero de 1999, cuando se eliminaron las restricciones a la participación mayoritaria de inversionistas extranjeros en el capital social de las constructoras mexicanas, las constructoras internacionales pueden establecer libremente subsidiarias mexicanas cien por ciento propias. No existe garantía alguna de que las empresas constructoras del extranjero, que podrían contar con recursos superiores a los de la Compañía, no incursionarán en el mercado nacional de la vivienda en el futuro.

Es posible que algunos competidores de la Compañía cuenten con mayores recursos financieros, tecnológicos y de personal que ésta, y puedan aprovechar las ventajas derivadas de una mayor economía de escala. Además, algunos competidores que cuentan con una presencia significativa en varias regiones del país, tales como Urbi, GEO y Homex, han ido incursionando en los principales mercados de la Compañía y es posible que otras empresas adicionales, que podrán contar con mayores recursos financieros que la Compañía, incursionen en dichos mercados en el futuro. *Ver la sección "Factores de riesgo — Riesgos relacionados con las actividades de la Compañía — La industria nacional de la vivienda y los proyectos inmobiliarios es sumamente competitiva y la participación de mercado de la Compañía podría verse afectada en forma negativa en ciertas circunstancias".* La Compañía considera que su acceso a las distintas fuentes de financiamiento hipotecario para los trabajadores de escasos ingresos, su amplia experiencia de trabajo con dichos proveedores de financiamiento, y sus procedimientos para ayudar a sus clientes a obtener créditos de los mismos, han fortalecido su presencia en el mercado. La Compañía también considera que sus sistemas integrales de diseño y planeación, sus procedimientos de mercadotecnia directa, su capacidad para entregar viviendas de alta calidad a precios competitivos (en el caso de las viviendas de interés social) y comparativamente más bajos (en el caso de las viviendas medias y residenciales), y su reputación en cuestión de servicio y calidad, le han proporcionado ciertas ventajas sobre sus competidores.

ix) Estructura corporativa

La Compañía es una sociedad controladora que cuenta con nueve subsidiarias operativas. La siguiente gráfica muestra la estructura corporativa de la Compañía (incluyendo el porcentaje de participación accionaria que mantiene en cada una de sus subsidiarias) al 31 de diciembre de 2005:



Consorcio ARA, S.A. de C.V.
COVENSA 98.0%
ACRE 99.1%
CIISA 99.6%
PDCC 99.9%
CUARA 99.9%
PUESA 99.9%
GAVI 99.9%
DITA 100%
ARA LLC 100%

Las denominaciones y actividades principales de las subsidiarias de la Compañía son:

- CIISA, que es propietaria de la mayoría de los terrenos de la Compañía y es responsable de la construcción de la mayoría de sus desarrollos habitacionales, la producción de concreto y la operación de la maquinaria y equipo utilizados en dichos desarrollos;

- CUARA, que construye desarrollos habitacionales y otros proyectos inmobiliarios, participa en una coinversión en la ciudad de Toluca para la construcción de viviendas de interés social y medias, y opera como contratista para terceros no afiliados con la Compañía;

- ACRE, que es propietaria de una porción reducida de los terrenos de la Compañía;

- PUESA, que es la empresa constructora de un desarrollo habitacional de vivienda media ubicado en el Estado de México;

- COVENSA, que es responsable de las operaciones de mercadotecnia y venta relacionadas con todos los desarrollos habitacionales de la Compañía;

- GAVI, que proporciona servicios administrativos a la Compañía y emplea a todo su personal;

- PDCC, que es responsable de la construcción y mercadotecnia de los centros comerciales ubicados en los desarrollos habitacionales de la Compañía y participa en una coinversión con ONAPP; *(Ver: Nota 2. a) punto 1 y Nota 8 de los Estados Financieros)*

- DITA, que es la principal responsable de la construcción de viviendas residenciales turísticas y campos de golf, y

- ARA LLC, que tiene a su cargo el programa Hogares Sin Fronteras.

x) Descripción de los principales activos

Las oficinas principales de la Compañía en la Ciudad de México están ubicadas en edificios tanto propios como arrendados. Además, la Compañía es propietaria de la maquinaria y el equipo que utiliza en sus operaciones, y arrienda maquinaria y equipo adicional que es propiedad de sus subcontratistas. Al 31 de diciembre de 2005 el valor neto en libros de todos los terrenos, edificios, maquinaria y equipo propiedad de la Compañía (excluyendo sus inventarios) ascendía a aproximadamente $484.5 millones. *Ver la Nota 9 a los Estados Financieros.*

La Compañía mantiene cobertura de seguros en los términos acostumbrados por las empresas que se dedican a actividades similares, incluyendo seguros sobre sus desarrollos habitacionales y otros proyectos inmobiliarios (incluyendo los terrenos y las construcciones) y su equipo, contra desastres naturales y contra daños a terceros. La Compañía considera que sus pólizas de seguros son adecuadas para sus necesidades.

Asimismo, como parte de los requerimientos para obtener permisos y autorizaciones para sus desarrollos inmobiliarios, la Compañía contrata periódicamente fianzas para garantizar las obligaciones de construcción adquiridas con autoridades gubernamentales estatales y municipales. Durante 2005 la Compañía contrato fianzas por aproximadamente $1,131.9

millones. A la fecha ninguna autoridad gubernamental ha solicitado la ejecución de las fianzas otorgadas por la Compañía.

xi) Procesos judiciales, administrativos o arbitrales

Periódicamente la Compañía se ve involucrada en ciertos procedimientos legales que surgen de manera incidental dentro del curso normal de sus operaciones, los cuales no están descritos en este Informe. La Compañía considera que en caso de que alguno de dichos procedimientos se resuelva en forma contraria a sus intereses, dicho resultado no tendrá un efecto adverso significativo sobre su situación financiera, sus flujos de efectivo o sus resultados de operación. Actualmente ni la Compañía ni sus subsidiarias se encuentran involucradas en litigios o procedimientos legales que en lo individual o en su conjunto, representen o pudieran representar una contingencia de más del 10% de sus activos. La Compañía no se encuentra en ninguno de los supuestos previstos en el capítulo II de la ley de Concursos Mercantiles (concurso mercantil, suspensión de pagos).

xii) Acciones representativas del capital social

A continuación se incluye cierta información sobre la estructura del capital y las principales disposiciones contenidas en los estatutos sociales de la Compañía y la legislación aplicable. Esta información no pretende ser exhaustiva y se encuentra sujeta a lo dispuesto en el texto completo de dichos estatutos y leyes. Los estatutos vigentes de la Compañía se encuentran inscritos y pueden ser consultados en el Registro Público de Comercio del Distrito Federal o en la página de la Compañía www.consorcioara.com.mx.

De conformidad con lo dispuesto por la Nueva LMV, la Compañía deberá modificar sus estatutos sociales dentro de los 180 días siguientes a la fecha en que entre en vigor dicha ley (que será a finales de junio de 2006), con el objeto de ajustarlos a las nuevas disposiciones relativas a la integración, organización y funcionamiento de sus órganos sociales y otras cuestiones. La siguiente información incluye un breve resumen de las disposiciones contenidas en la Nueva LMV que son relevantes para esta sección.

General

Consorcio ARA, S.A. de C.V., se constituyó el 22 de noviembre de 1988 bajo la forma de sociedad anónima de capital variable.

De conformidad con la Nueva LMV, la Compañía adquirirá automáticamente el carácter de sociedad anónima bursátil, una nueva forma de sociedad aplicable a las emisoras cuyas acciones se encuentren inscritas ante la CNBV y se coticen en la BMV.

Capital en Circulación

El capital social de la Compañía está representado por Acciones comunes serie única sin expresión de valor nominal. Los estatutos de la Compañía no prevén la existencia de otras series de Acciones. La emisión de Acciones de otras series requeriría la reforma previa de los estatutos de la Compañía mediante una asamblea general extraordinaria de accionistas. El capital social de la Compañía tiene una porción fija y también puede tener una porción variable. El capital social suscrito y pagado de la Compañía asciende a $437'615,832 y está representado por 328'211,874 Acciones, todas las cuales corresponden al capital fijo. A la fecha de este Informe la Compañía no ha emitido Acciones representativas del capital variable. Las

Acciones pueden ser suscritas o adquiridas por inversionistas tanto mexicanos como extranjeros. Las Acciones representativas del capital social de la Compañía no pueden ser adquiridas por la propia Compañía o sus subsidiarias, aunque en ciertos casos limitados, la Compañía puede recomprar temporalmente dichas Acciones.

La Compañía por los últimos tres ejercicios no ha tenido ningún evento que haya modificado el importe del capital social ni ha realizado ninguna emisión de acciones representativa del mismo.

Aumentos y Disminuciones de Capital, Derechos de Preferencia y Amortización de Acciones

El importe del capital fijo de la Compañía está previsto en sus estatutos sociales y puede aumentarse o disminuirse por resolución de la asamblea general extraordinaria de accionistas. El importe del capital variable es ilimitado, y puede aumentarse y disminuirse por resolución de la asamblea general ordinaria de accionistas. Los aumentos y disminuciones del capital social de la Compañía deben inscribirse en el libro de registro de variaciones de capital de la misma.

En caso de aumento del capital social (tanto en su porción fija como en su porción variable), los accionistas tendrán derecho de preferencia para suscribir las nuevas Acciones que se emitan, en proporción a sus respectivas participaciones, salvo cuando se trate de (i) Acciones emitidas como resultado de la capitalización de primas por la suscripción de Acciones, utilidades retenidas y otras partidas del capital para beneficio de todos los accionistas en proporción a sus respectivas participaciones, (ii) Acciones emitidas para su colocación mediante oferta pública, si la asamblea general extraordinaria de accionistas que se celebre para aprobar dicha oferta autoriza la emisión de Acciones y se cumple con los demás requisitos establecidos en el artículo 81 de la Ley del Mercado de Valores, incluyendo la obtención de la autorización previa de la CNBV (aunque la Nueva LMV elimina dichos derechos en caso de oferta pública), (iii) Acciones emitidas en relación a fusiones, y (iv) la colocación de Acciones de tesorería que hayan sido previamente recompradas a través de la BMV. La asamblea de accionistas que apruebe el aumento de capital correspondiente determinará el período durante el cual se podrán ejercer los derechos de preferencia antes mencionados, en el entendido de que dicho período no podrá ser menor de 15 días naturales contados a partir de la publicación del aviso de aumento de capital en el Diario Oficial de la Federación y en uno de los periódicos de mayor circulación en el domicilio de la Compañía. Dichos derechos se ejercerán mediante la suscripción y pago de las Acciones correspondientes. De conformidad con la ley, los accionistas de la Compañía no pueden renunciar por anticipado a sus derechos de preferencia, y dichos derechos no pueden estar representados por títulos negociables en forma independiente de los títulos de Acciones correspondientes.

Las Acciones representativas del capital social de la Compañía están sujetas a amortización mediante (i) la disminución de dicho capital, o (ii) la aplicación de utilidades retenidas, mismas que en todo caso deberán ser aprobadas por la asamblea de accionistas. De conformidad con lo dispuesto por la Ley General de Sociedades Mercantiles, las Acciones a amortizarse como resultado de una disminución del capital social se seleccionarán por lote, y las amortizaciones con utilidades retenidas se efectuarán (a) en forma proporcional entre todos los accionistas, a menos que éstos decidan lo contrario, o (b) mediante oferta pública a través de la BMV.

Capital Variable

De conformidad con la ley y los estatutos sociales de la Compañía, en el supuesto de que ésta emita Acciones representativas de la porción variable de su capital, los tenedores de dichas Acciones podrán retirarse de la Compañía en cualquier momento y solicitar por escrito a la

misma el reembolso de sus Acciones, en el entendido de que el precio de reembolso será el que resulte más bajo de entre (i) el 95% del precio promedio de cotización de dichas Acciones en la BMV durante el periodo de 30 días de operaciones con dichas Acciones anterior a la fecha en que surta efectos el retiro, y (ii) el valor en libros de dichas Acciones al cierre del ejercicio anterior a aquel en que haya de surtir efectos el retiro. Si el derecho de retiro se ejerce dentro de los tres primeros trimestres de un ejercicio, surtirá efectos al final de dicho ejercicio. Si el derecho de retiro se ejerce durante el último trimestre del ejercicio, surtirá efectos al final del siguiente ejercicio. El precio de reembolso se pagará una vez que la asamblea general ordinaria anual de accionistas de la Compañía haya aprobado los estados financieros correspondientes. De conformidad con la Nueva LMV, los tenedores de Acciones representativas del capital variable no tendrán los derechos de retiro antes descritos.

Adquisición de Acciones Propias

De conformidad con lo dispuesto por la Ley del Mercado de Valores, los estatutos sociales de la Compañía establecen que ésa podrá adquirir sus propias Acciones a través de la BMV, al precio de mercado imperante, sujeto a la previa autorización de su consejo de administración.

Las adquisiciones de Acciones propias por la Compañía están sujetas a las siguientes condiciones:

- Las Acciones recompradas deberán cargarse al capital contable en tanto las mismas sean propiedad de la Compañía, o al capital social cuando se conviertan en Acciones de tesorería. La Compañía no está obligada a constituir reservas especiales para la adquisición de Acciones propias.

- La asamblea general ordinaria de accionistas aprobará el monto total de los recursos que podrán destinarse a la adquisición de Acciones propias durante cada ejercicio, en el entendido de que dicho monto no podrá ser superior al importe total de las utilidades netas (incluyendo las utilidades retenidas) de la Compañía.

- El consejo de administración de la Compañía designará a la(s) persona(s) responsable(s) de realizar las operaciones de adquisición de Acciones propias, y de colocar las Acciones propias previamente recompradas.

- Las Acciones recompradas no podrán estar representadas en las asambleas de accionistas.

- Las operaciones de adquisición de Acciones propias deberán celebrarse, reportarse y divulgarse en la forma exigida por la CNBV.

De conformidad con las disposiciones emitidas por la CNBV, la Compañía no podrá adquirir Acciones propias mientras se encuentre en incumplimiento con los términos de cualquiera de los valores de deuda que tenga inscritos ante la CNBV. Las disposiciones aplicables a la adquisición de Acciones propias también son aplicables a las operaciones con títulos opcionales e instrumentos financieros derivados que tengan como subyacente Acciones representativas del capital social de la Compañía.

La Nueva LMV no altera en forma significativa la capacidad de la Compañía para adquirir sus propias Acciones de conformidad con lo antes descrito.

En la asamblea general ordinaria y extraordinaria de accionistas de fecha 20 de abril de 2006, se autorizó a la Sociedad a realizar operaciones de recompra de acciones hasta por $1,681.7 millones.

Inscripción y Transmisión de Acciones

Las Acciones representativas del capital social de la Compañía están amparadas por títulos nominativos que pueden llevar adheridos cupones para el pago de dividendos. Los accionistas de la Compañía pueden mantener sus Acciones directamente en forma de títulos físicos, o indirectamente a través de registros electrónicos en las instituciones que mantengan cuentas en el Indeval. El Indeval será el titular registrado de todas las Acciones que se mantengan a través de registros electrónicos. El Indeval expedirá constancias de depósito a los accionistas que lo soliciten. Las instituciones autorizadas para mantener cuentas en el Indeval son las casas de bolsa, las instituciones de banca múltiple o de desarrollo, las demás instituciones financieras y las demás personas autorizadas por la CNBV (los "participantes del Indeval"). La Compañía lleva un registro de Acciones y únicamente reconocerá como accionistas a las personas que se encuentren inscritas como tales en dicho registro, a las personas que cuenten con constancias de depósito expedidas por el Indeval, y a los participantes del Indeval. Las transmisiones de Acciones que se efectúen, deberán inscribirse en el registro de Acciones de la Compañía.

Las Acciones de la Compañía se encuentran inscritas en las secciones Especial y de Valores del RNV mantenido por la CNBV.

Asambleas de Accionistas y Derechos de Voto

Las asambleas generales de accionistas podrán ser ordinarias o extraordinarias. En las asambleas, todos los accionistas tendrán derecho a emitir un voto por cada acción de la que sean propietarios. Los accionistas podrán hacerse representar en las asambleas por apoderado con poder general o carta poder por escrito.

Las asambleas generales extraordinarias se reúnen para considerar la amortización de Acciones con utilidades retenidas y los asuntos estipulados en el artículo 183 de la Ley General de Sociedades Mercantiles, incluyendo, entre otras cuestiones, los aumentos y disminuciones del capital social (salvo por los correspondientes a la porción variable del mismo), la modificación de los estatutos sociales, la emisión de Acciones preferentes, la liquidación, fusión, escisión o transformación de la Compañía, la emisión de obligaciones y la cancelación de la inscripción de las Acciones de la Compañía en la BMV. Las asambleas generales que se reúnan para considerar cualquier otro asunto serán ordinarias. La asamblea general ordinaria de accionistas deberá reunirse cuando menos una vez al año, dentro de los cuatro meses siguientes al cierre de cada ejercicio, para considerar y aprobar (i) los informes anuales del consejo de administración y el comisario de la Compañía y las subsidiarias en las que ésta tenga una participación accionaria mayoritaria que represente en conjunto el 20% de su capital contable reflejado en su balance general más reciente, (ii) el nombramiento de los miembros del consejo de administración y el comisario, y sus emolumentos, y (iii) la aplicación de las utilidades del ejercicio anterior.

De conformidad con lo dispuesto por la Nueva LMV, una vez que ésta entre en vigor la asamblea general ordinaria de accionistas deberá ocuparse, además de los asuntos antes descritos, de aprobar cualquier operación que involucre el 20% o más de los activos consolidados de la Compañía dentro de un mismo ejercicio.

Para poder asistir a las asambleas, los accionistas deberán estar inscritos en el registro de Acciones de la Compañía o acreditar debidamente la propiedad de sus Acciones.

Para que las asambleas ordinarias se consideren legalmente instaladas deberán estar representadas cuando menos el 50% mas una de las Acciones en circulación, y sus resoluciones serán válidas cuando se tomen por el voto favorable de la mayoría de las Acciones representadas. En caso de que no se reúna la mayoria necesaria, se publicará una segunda convocatoria y en dicho caso las resoluciones de la asamblea serán válidas cuando se tomen por el voto favorable de la mayoría de las Acciones representadas, cualquiera que sea el número de las mismas. Para que las asambleas extraordinarias se consideren legalmente instaladas deberán estar representadas cuando menos el 75% de las Acciones en circulación, y si no se reúne dicha mayoría podrá publicarse una segunda convocatoria. Las asambleas extraordinarias que se reúnan en virtud de segunda convocatoria se considerarán legalmente instaladas cuando se encuentren representadas cuando menos el 50% de las Acciones en circulación. Las resoluciones de las asambleas extraordinarias (ya sea que éstas se reúnan en virtud de primera o ulterior convocatoria) serán válidas cuando se tomen por el voto favorable de cuando menos el 50% de las Acciones en circulación, (incluyendo asambleas extraordinarias de accionistas convocadas con posterioridad a una asamblea que no fue celebrada por falta de quórum.)

Las asambleas de accionistas podrán ser convocadas (i) por el consejo de administración o el comisario, (ii) a petición escrita de cualquier accionista que represente cuando menos el 10% de las Acciones en circulación, dirigida al consejo de administración o al comisario, (iii) por un juez competente si el consejo de administración o el comisario no convocan dicha asamblea en atención a la solicitud descrita en el inciso (ii) que antecede, y (iv) por cualquier accionista cuando no se haya celebrado ninguna asamblea durante dos ejercicios consecutivos o cuando las asambleas celebradas durante dicho periodo no hayan tratado los asuntos que son competencia de la asamblea general ordinaria anual. De conformidad con la Nueva LMV, los comités de auditoría y prácticas societarias de la Compañía también podrán convocar asambleas de accionistas. Las convocatorias para las asambleas de accionistas se publicarán en el Diario Oficial de la Federación o en uno de los periódicos de mayor circulación en el Distrito Federal con cuando menos 15 días de anticipación a la fecha fijada para la asamblea respectiva. Las convocatorias incluirán el orden del día y estarán firmadas por quien las haga. Solo los accionistas que hayan depositado sus acciones en nuestras oficinas o sean tenedores de certicados emitidos por el Indeval o que sean participantes del Indeval, como un intermediario o un banco mexicano, y que hayan presentado un recibo emitido por cualquiera de dichas instituciones validando la propiedad de las acciones, podrán ser serán admitidos como tales en la asamblea de accionistas. Un accionista puede ser representado por una apoderado a través de carta poder o un poder debidamente otorgado en su favor.

Las actas de las asambleas de accionistas serán firmadas por el presidente y el secretario de la asamblea, y por los comisarios que hubieren asistido, y se transcribirán en el libro de actas de asambleas de accionistas la Compañía o, si esto no es posible, se protocolizarán ante notario público. Todas las actas de las asambleas ordinarias que aprueben cualquier aumento o disminución en la porción variable del capital, deberán protocolizarse. Las actas de todas las asambleas extraordinarias también deberán protocolizarse ante notario público y la escritura correspondiente deberá inscribirse en el Registro Público de Comercio del Distrito Federal.

Dividendos y Distribuciones en caso de Liquidación

Dentro de los cuatro primeros meses de cada año, el consejo de administración someterá a la aprobación de la asamblea general ordinaria anual de accionistas los estados financieros de la

Compañía por el ejercicio anterior. Antes de pagar dividendos la Compañía deberá separar el 5% de sus utilidades netas para constituir una reserva legal, hasta que el importe de dicha reserva sea equivalente al 20% de su capital social. Además, la asamblea de accionistas podrá separar otras cantidades para la constitución de las reservas que estime convenientes. El saldo de las utilidades si lo hubiere, podrá distribuirse en forma de dividendos. Los dividendos en efectivo correspondientes a las Acciones que se encuentren depositadas en el Indeval se distribuirán por conducto de este último. Los dividendos en efectivo correspondientes a las Acciones que estén amparadas por títulos físicos se pagarán contra la entrega del cupón o la presentación del título correspondiente.

En caso de disolución, la asamblea extraordinaria nombrará a uno o varios liquidadores que se encarguen de concluir los asuntos de la Compañía. Todas las Acciones que se encuentren totalmente pagadas tendrán derecho a participar proporcionalmente en cualquier distribución que se efectúe tras la liquidación. Las Acciones que se encuentren pagadas en parte tendrán derecho a participar en dicha distribución en proporción al importe pagado de las mismas.

Obligación de Realizar Oferta Pública de Adquisición de Acciones

En el supuesto de que la Compañía decida cancelar la inscripción de sus Acciones en el RNV, o de que la CNBV ordene dicha cancelación, los accionistas que ejercen el control de la Compañía estarán obligados a realizar una oferta pública para adquirir las Acciones propiedad de los accionistas minoritarios, al precio que resulte más alto de entre (i) el precio promedio de cotización de las Acciones en la BMV durante el período de 30 días de operaciones con dichas Acciones anterior a la fecha de la oferta, o (ii) el valor en libros de dichas Acciones de conformidad con el último balance general trimestral presentado a la CNBV y la BMV. De conformidad con las disposiciones legales aplicables y los estatutos sociales de la Compañía, en el supuesto de que los accionistas que ejercen el control de la misma no adquieran a través de dicha oferta la totalidad de las Acciones que se encuentren en circulación, dichos accionistas deberán constituir un fideicomiso y aportar al mismo la cantidad que resulte necesaria para adquirir todas las Acciones restantes a un precio igual al de la oferta. Dicho fideicomiso se mantendrá vigente por un plazo de cuando menos seis meses.

Los accionistas que ejercen el control de la Compañía no estarán obligados a realizar la oferta pública antes mencionada si la cancelación de la inscripción de las Acciones es aprobada por cuando menos el 95% de los accionistas, y si el precio total de las Acciones cotizadas entre el público que estarían obligados a adquirir es inferior a 300,000 UDIs. Independientemente de lo anterior, deberán constituir el fideicomiso descrito en el párrafo que antecede.

La Nueva LMV establece que en caso de cancelación de la inscripción de las Acciones en el RNV y la BMV (ya sea por decisión de la Compañía o por orden de la CNBV), la Compañía (y no los accionistas que ejercen el control de la misma) deberá realizar una oferta pública para adquirir las acciones que sean propiedad de sus accionistas minoritarios, y deberá constituir un fideicomiso con una vigencia de seis meses y aportar a dicho fideicomiso el importe necesario para adquirir la totalidad de las acciones que no se adquieran a través de dicha oferta. De conformidad con la Nueva LMV, los accionistas que ejercen el control de la Compañía serán solidariamente responsables de dichas obligaciones. El precio de compra de dichas acciones es el mismo previsto en la Ley del Mercado de Valores.

En el supuesto de que la CNBV ordene la cancelación de la inscripción de las Acciones, la oferta antes mencionada deberá efectuarse dentro de los 180 días siguientes a la orden de cancelación. De conformidad con la Nueva LMV, la cancelación de la inscripción de las

Acciones por decisión de la Compañía debe ser aprobada por cuando menos el 95% de sus accionistas.

__Adquisición de Acciones por las Subsidiarias__

Las subsidiarias y demás entidades controladas por la Compañía no podrán adquirir, directa o indirectamente, las Acciones representativas del capital social de esta última o de otras sociedades que sean accionistas de esta última. De conformidad con la Nueva LMV esta restricción no será aplicable a la adquisición de Acciones representativas del capital social de la Compañía a través de sociedades de inversión.

__Disposiciones Tendientes a Impedir Cambios de Control__

General

Los estatutos de la Compañía establecen que, sujeto a ciertas excepciones, cualquier persona que individualmente o en conjunto con una o varias personas relacionadas pretenda adquirir directa o indirectamente por cualquier título Acciones o derechos sobre Acciones, ya sea en un acto o serie de actos sin límite de tiempo entre sí, cuya consecuencia sea que su tenencia accionaria en forma individual y/o en conjunto con la persona o personas relacionadas represente (i) una participación igual o superior al 10% del total de las Acciones, (ii) una participación igual o superior al 30% del total de las Acciones, si antes de dicha adquisición dicha persona o personas mantienen en conjunto una participación igual o superior al 20% del total de las Acciones, (iii) una participación igual o superior al 40% del total de las Acciones, si antes de dicha adquisición dicha persona o personas mantienen en conjunto una participación igual o superior al 30% del total de las Acciones, o (iv) una participación igual o superior al 50% del total de las Acciones, si antes de dicha adquisición dicha persona o personas mantienen en conjunto una participación igual o superior al 40% del total de las Acciones, y cualquier persona que sea Competidor de la Compañía o de cualquiera de sus subsidiarias, que individualmente o en conjunto con una o varias personas relacionadas pretenda adquirir directa o indirectamente por cualquier título Acciones o derechos sobre Acciones, ya sea en un acto o serie de actos sin límite de tiempo entre sí, cuya consecuencia sea que su tenencia accionaria en forma individual y/o en conjunto con la persona o personas relacionadas represente un porcentaje igual o superior al 5% del total de las Acciones o sus múltiplos, deberá obtener autorización previa y por escrito del consejo de administración y/o la asamblea general extraordinaria de accionistas, según sea el caso.

Cualquier adquisición de Acciones en contravención de las disposiciones antes citadas, incluyendo cualesquiera adquisiciones por parte de personas que ya tuvieren el carácter de accionistas de la Compañía, no será inscrita en el registro de acciones de la Compañía y, en consecuencia, los adquirentes no podrán ejercitar los derechos corporativos correspondientes a dichas Acciones, incluyendo específicamente el derecho de voto en las asamblea de accionistas, a menos que el consejo de administración o la asamblea general extraordinaria de accionista autorice lo contrario. Además, la persona que adquiera Acciones en contravención de dichas disposiciones estará obligada a vender dichas Acciones a un tercero interesado aprobado por el consejo de administración o la asamblea general extraordinaria de accionistas de la Compañía de conformidad con el procedimiento previsto en los estatutos sociales de la misma.

Para efectos de estas disposiciones exclusivamente, el término "Acciones" incluye cualquier título, valor o instrumento que tenga como subyacente Acciones, que confiera algún derecho

sobre Acciones o sea convertible en Acciones, incluyendo los instrumentos financieros derivados; y el término "Competidor" significa cualquier persona dedicada directa o indirectamente (i) al desarrollo y construcción de vivienda y centros comerciales, y/o (ii) a cualquier otra actividad realizada por la Compañía o sus subsidiarias que represente el 5% o más de sus ingresos consolidados; en el entendido de que el consejo de administración de la Compañía podrá establecer excepciones.

Autorizaciones del Consejo de Administración y la Asamblea de Accionistas

Para obtener autorización del consejo de administración, el posible adquirente deberá presentar al mismo una solicitud que incluya cierta información específica. Durante el proceso de autorización se deberán cumplir ciertos términos. El consejo de administración podrá, sin incurrir en responsabilidad, someter dicha solicitud a la asamblea general extraordinaria de accionistas para que sea ésta la que resuelva. Al tomar la decisión de someter la solicitud a dicha asamblea de accionistas, el consejo de administración deberá tomar en consideración los factores tales como los posibles conflictos de interés, la equidad del precio propuesto, la falta de celebración de una sesión del consejo tras más de dos convocatorias, o la falta de resolución de la solicitud durante las sesiones que se hayan celebrado. El consejo de administración podrá revocar cualquier autorización previamente otorgada, antes de la fecha en que se consume la operación respectiva, en caso de que reciba una mejor oferta para los accionistas de la Compañía. En caso de que el consejo de administración o la asamblea de accionistas no resuelva en sentido negativo o positivo en los plazos y forma establecidos en los estatutos de la Compañía, la solicitud de autorización se entenderá denegada.

Oferta pública de Compra Obligatoria en Ciertas Adquisiciones

Si el consejo de administración autoriza una adquisición de Acciones cuya consecuencia sea la adquisición de una participación del 20% o hasta el 40%, no obstante dicha autorización la persona que pretenda realizar dicha adquisición deberá realizar una oferta pública de compra por un 10% adicional de las Acciones representativas del capital social de la Compañía, al precio en efectivo que se determine de conformidad con el procedimiento establecido en el siguiente párrafo, en el entendido de que la adquisición autorizada por el consejo de administración, en conjunto con la adquisición de acciones adicionales antes mencionada, no podrá exceder de la mitad de las Acciones ordinarias con derecho a voto o dar como resultado un cambio de control en la Compañía.

En el supuesto en que el consejo de administración o la asamblea de accionistas apruebe una adquisición que pueda tener como consecuencia un cambio de control, el adquirente deberá realizar una oferta pública de compra por el 100% menos una de las Acciones en circulación, a un precio en efectivo no inferior al precio que resulte más alto de entre (i) el valor en libros por Acción según el último estado de resultados trimestral aprobado por el consejo de administración, (ii) el precio de cierre más alto en la BMV durante los 365 días anteriores a la fecha de la autorización, o (iii) el precio de compra por Acción más alto pagado en cualquier tiempo por dicho adquirente. Las ofertas públicas de compra que deban realizarse de conformidad con lo anterior estarán sujetas a ciertos requisitos específicos, incluyendo el pago del mismo precio de compra a todos los accionistas de la Compañía. Las disposiciones contenidas en los estatutos de la Compañía en cuanto a la obligación de realizar oferta pública de compra conforme a lo antes descrito, son más estrictas que las obligaciones previstas en la Ley del Mercado de Valores y en algunos casos difieren de estas últimas. En opinión de la Compañía, las disposiciones contenidas en sus estatutos sociales, que prevalecen sobre las contenidas en la Ley del Mercado de Valores, otorgan una mayor protección a los accionistas minoritarios.

Excepciones

Las disposiciones contenidas a los estatutos de la Compañía descritas en esta sección no son aplicables a las adquisiciones o transmisiones de Acciones (i) por vía sucesoria, (ii) por personas que ejerzan el control de la Compañía, (iii) por personas controladas por la Compañía o sus subsidiarias o asociadas, o (iv) por algún fideicomiso constituido por la Compañía o cualquiera de sus subsidiarias, entre otras.

Aprobación de Reformas a las Disposiciones para Prevenir la Toma de Control Hostil

Los efectos de las disposiciones relativas a la protección contra la toma de control hostil contenidas en los estatutos de la Compañía, así como cualquier reforma a las mismas, se deberán ser aprobadas por la CNBV e inscribirse el Registro Público de Comercio del Distrito Federal.

Derechos de los Accionistas Minoritarios

De conformidad con lo dispuesto por la Ley del Mercado de Valores y la Ley General de Sociedades Mercantiles, los estatutos sociales de la Compañía establecen diversos derechos a favor de los accionistas minoritarios, algunos de los cuales se mencionan en párrafos anteriores. Dichos derechos a favor de los minoritarios incluyen las siguientes:

- Los accionistas que representen cuando menos el 10% del capital social de la Compañía tendrán derecho de:

  - votar (aun en forma limitada) a favor de que se convoque una asamblea de accionistas;
  - solicitar el aplazamiento de las votaciones sobre aquellos asuntos respecto de los cuales no se consideren suficientemente informados, y
  - nombrar a un consejero y a su respectivo suplente, y a un comisario y su respectivo suplente.

- Los accionistas que representen cuando menos el 15% del capital social de la Compañía tendrán derecho de ejercer acciones de responsabilidad en contra de los consejeros, siempre y cuando (i) dichos accionistas no hayan votado en contra del ejercicio de dichas acciones durante la asamblea de accionistas correspondiente, (ii) la demanda cubra todos los daños causados a la Compañía y no únicamente los causados a dichos accionistas, y (iii) la indemnización que se obtenga sea para beneficio de la Compañía y no para beneficio de los accionistas demandantes.

- Los accionistas que representen cuando menos el 20% del capital social de la Compañía tendrán derecho de exigir que se suspenda temporalmente la ejecución de cualquier resolución adoptada por la asamblea general, presentando una demanda ante el juez competente dentro de los 15 días siguientes a la conclusión de la asamblea en la que se haya adoptado dicha resolución, siempre y cuando (i) la resolución impugnada contravenga lo dispuesto en la ley o los estatutos sociales de la Compañía, (ii) los accionistas demandantes no hayan asistido a la asamblea respectiva o, en caso de haber asistido, hayan votado en contra de dicha resolución, y (iii) dichos accionistas otorguen fianza para garantizar los daños que ocasionen a la Compañía como resultado de la suspensión si la demanda se declara infundada.

De conformidad con la Nueva LMV, los accionistas que representen cuando menos el 5% del capital social de la Compañía podrán ejercer acciones de responsabilidad en contra de los consejeros en caso de incumplimiento de los deberes de diligencia y lealtad de los mismos, y obtener para beneficio de la Compañía el pago de una indemnización equivalente al monto de los daños y perjuicios ocasionados a la misma. Dichas acciones de responsabilidad prescriben al término de cinco años y no podrán ejercerse cuando los consejeros estén cubiertos por las excepciones previstas en la Nueva LMV. Como resultado de lo anterior, las disposiciones antes descritas en cuanto a los derechos de los accionistas que representen cuando menos el 15% del capital en circulación quedarán derogadas y en lugar de las mismas será aplicable el porcentaje mínimo del 33% previsto en la Ley General de Sociedades Mercantiles.

xiii) Dividendos

En los últimos años la Compañía ha mantenido una política de decretar y pagar dividendos por un monto equivalente a aproximadamente entre el 15% y el 20% de su utilidad neta, siempre y cuando exista saldo en la cuenta de utilidad fiscal neta. Sin embargo, dicha política puede ser modificada en cualquier momento por el consejo de administración o la asamblea general de accionistas de la Compañía. De conformidad con la ley, la asamblea general de accionistas decreta el pago de dividendos y, generalmente lo hace a recomendación del consejo de administración. El 21 de abril de 2005 la Compañía decretó dividendos por un monto de $141.1 millones, equivalentes a $0.43 por acción, que se pagaron en mayo de 2005. Además, el 20 de abril de 2006 la Compañía decretó un dividendo extraordinario por un monto de $1,247.2 millones, equivalente a $3.80 por acción, mismo que se pagó el 8 de mayo de 2006. En su caso, el decreto, monto y pago de dividendos en el futuro dependerá de diversos factores, incluyendo los resultados de operación, la situación financiera y las necesidades de capital de la Compañía, las restricciones tanto legales como contractuales a las que ésta se encuentre sujeta en razón de sus obligaciones de deuda actuales y futuras, y la capacidad de la misma para obtener recursos a través de sus subsidiarias.

La Ley General de Sociedades Mercantiles exige que cuando menos el 5% de las utilidades de cada año (netas del impuesto sobre la renta y la participación de los trabajadores en las utilidades) se separe para constituir una reserva legal, hasta que el importe de dicha reserva sea igual a cuando menos el 20% del capital social de la Compañía. El importe de la reserva legal se determina sin tomar en consideración los ajustes efectuados en el capital social para reflejar la inflación. Las empresas únicamente pueden pagar dividendos con cargo a sus utilidades (incluyendo sus utilidades retenidas) una vez que se ha separado el importe necesario para la reserva legal y se han pagado las pérdidas acumuladas y se sujete a la aprobación de la asamblea de accionistas.

III) INFORMACIÓN FINANCIERA

a) Información financiera seleccionada

Resumen de la Información Financiera Consolidada

Las siguientes tablas contienen un resumen de la información financiera consolidada y otros datos de la Compañía por los años indicados. Dichas tablas deben leerse en conjunto con los Estados Financieros que se incluyen en este Informe, y están sujetas a la información detallada incluida en estos últimos. De conformidad con los PCGA Mexicanos, los Estados Financieros están actualizados a pesos constantes del 31 de diciembre de 2005.

La Compañía reconoce impuestos diferidos utilizando el método de activos y pasivos. De conformidad con este método, se reconocen impuestos diferidos con respecto a prácticamente todas las diferencias temporales en las partidas del balance general, tanto para efectos contables como fiscales, utilizando la tasa del impuesto sobre la renta vigente a la fecha de preparación de los estados financieros, o la tasa que estará vigente en la fecha prevista de reversión de dichas diferencias. La Compañía evalúa periódicamente la probabilidad de recuperación de sus activos por impuestos diferidos, y en caso necesario constituye o ajusta la reserva correspondiente. *Ver la Nota 20 a los Estados Financieros.*

	Años que terminaron el 31 de diciembre		
	2003	2004	2005
	(en millones de pesos constantes del 31 de diciembre de 2005, excepto por las cifras relativas a número de Acciones)		
Datos del Estado de Resultados Consolidado			
Ingresos	$5,242.2	$5,970.2	$6,773.4
Costos	3,730.0	4,235.0	4,816.1
Utilidad bruta	1,512.2	1,735.2	1,957.3
Gastos generales y de administración	402.6	459.4	513.8
Utilidad de operación	1,109.6	1,275.8	1,443.5
Otros ingresos, neto	78.8	3.5	20.9
Ingreso (costo) integral de financiamiento, neto	(17.2)	(29.8)	41.5
Participación en los resultados de compañías asociadas	—	22.0	3.9
Utilidad antes de impuesto sobre la renta y participación de los trabajadores en las utilidades	1,171.2	1,271.5	1,509.8
Impuesto sobre la renta	391.9	223.0	413.7
Participación de los trabajadores en las utilidades	1.4	1.4	1.6
Utilidad neta mayoritaria	774.6	1,042.9	1,090.0
Utilidad neta minoritaria	3.3	4.2	4.5
Utilidad neta consolidada	777.9	1,047.1	1,094.5
Utilidad básica por acción[(1)]	2.4	3.2	3.3
Número Promedio ponderado de Acciones en circulación	328'024,499	328'053,974	328'018,616

	Años que terminaron el 31 de diciembre		
	2003	2004	2005
	(en millones de pesos constantes del 31 de diciembre de 2005)		
Datos del Balance General Consolidado			
Activo Circulante:			
Inversiones temporales y efectivo	$ 977.5	$1,267.9	$1,612.3
Clientes, neto	1,381.1	1,418.6	2,149.3
Cuentas por cobrar a asociadas	22.1	36.8	2.2
Inventarios[2]	4,088.3	4,774.6	4,434.6
Otros activos circulantes	95.6	86.4	82.7
Total del activo circulante	$6,564.6	$7,584.3	$8,281.1
Documentos por cobrar a asociadas	75.8	109.6	160.0
Terrenos para futuras construcciones[3]	350.9	451.5	748.7
Activos intangibles por obligaciones laborales al retiro	3.0	1.3	10.5
Inversión en Acciones de compañías asociadas	9.4	36.9	27.2
Inmuebles, maquinaria y equipo, neto	512.5	527.7	484.5
Total del activo	$7,516.2	$8,711.3	$9,712.0
Total del pasivo circulante	744.9	938.6	1,082.9
Proveedores de terrenos a largo plazo	—	52.0	32.1
Obligaciones por contratos de arrendamiento financiero	77.9	74.8	43.2
Obligaciones laborales al retiro	3.0	1.3	11.9
Otros pasivos a largo plazo	14.5	14.6	14.6
Impuesto sobre la renta diferido	1,721.5	1,691.6	1,775.2
Total del pasivo	$2,561.8	$2,772.9	$2,959.9
Capital social	986.1	986.6	985.8
Prima en suscripción de Acciones	525.9	525.9	525.9
Reserva para la adquisición de Acciones propias	81.3	92.0	69.8
Prima en recolocación de Acciones recompradas	20.5	21.4	22.4
Utilidades retenidas	4,346.1	5,388.8	6,334.2
Insuficiencia en la actualización del capital contable	(162.5)	(237.2)	(349.7)
Efecto inicial acumulado del impuesto sobre la renta diferido	(861.6)	(861.6)	(861.6)
Capital contable mayoritario	4,935.8	5,915.9	6,726.9
Capital contable minoritario	18.6	22.5	25.2
Total del capital contable	$4,954.4	$5,938.4	$6,752.1
Total del pasivo y capital	$7,516.2	$8,711.3	$9,712.0

	Años que terminaron el 31 de diciembre		
	2003	2004	2005
	(en millones de pesos constantes del 31 de diciembre de 2005, excepto por las cifras porcentuales y las razones)		
Otros datos			
UAFIDA[4]	$1,173.9	$1,353.6	$1,525.6
Depreciación y amortización	64.3	77.8	82.1
Margen bruto(%)[5]	28.8	29.1	28.9
Margen de UAFIDA(%)[6]	22.4	22.7	22.5
Margen de operación(%)[7]	21.2	21.4	21.3
Deuda/capitalización total[8]	0.02	0.02	0.02
Activo circulante/pasivo circulante	8.8	8.1	7.6

(1) La utilidad básica por acción se calcula dividiendo la utilidad neta mayoritaria entre el número promedio ponderado de Acciones en circulación.

(2) Representa los terrenos para futuras construcciones a corto plazo, los terrenos en proceso de desarrollo, el almacén de materiales para construcción, los anticipos a proveedores y las obras en proceso. Para mayor información en cuanto al método de clasificación de inventarios utilizado por la Compañía, ver la Nota 6 a los Estados Financieros.

(3) Representa los terrenos que actualmente no se encuentran en proceso de desarrollo y en los que no se tiene planeado efectuar construcciones durante el próximo año.

(4) La UAFIDA no constituye una medida financiera calculada de conformidad con los PCGA Mexicanos. La UAFIDA representa la utilidad neta consolidada, excluyendo la depreciación, el ingreso (costo) integral de financiamiento, los otros ingresos netos, el impuesto sobre la renta y la participación de los trabajadores en las utilidades. La siguiente tabla muestra una reconciliación de la utilidad neta y la UAFIDA:

	Años que terminaron el 31 de diciembre		
	2003	2004	2005
	(en millones de pesos constantes del 31 de diciembre de 2005)		
Utilidad neta	$ 777.9	$ 1,047.1	$ 1,094.5
Depreciación	64.3	77.8	82.1
Ingreso (costo) integral de financiamiento	(17.2)	(29.8)	41.5
Otros Ingresos y Participación en los resultados de compañías asociadas, neto	78.8	25.5	24.8
Impuesto sobre la renta y participación de los trabajadores en las utilidades	393.3	224.4	415.3
UAFIDA	$ 1,173.9	$ 1,353.6	$ 1,525.6

La UAFIDA constituye una medida útil para comparar los resultados de la Compañía con los de otras empresas en virtud de que muestra la utilidad de operación sin tomar en consideración la estructura del capital, el impuesto sobre la renta o la participación de los trabajadores en las utilidades. Para poder entender el desempeño operativo de la Compañía, los inversionistas deben revisar la UAFIDA en conjunto con la utilidad neta y la utilidad de operación, las inversiones y las actividades de financiamiento. Aun cuando la UAFIDA constituye una medida que puede ser útil para facilitar las comparaciones, la UAFIDA reportada por la Compañía no es necesariamente comparable con la reportada por otras empresas debido a que cada empresa la calcula en forma distinta y, por tanto, debe ser analizada en conjunto con las explicaciones adjuntas. Aun cuando la UAFIDA constituye una medida importante y de uso generalizado para la medición del desempeño, no es representativa del efectivo generado por las operaciones calculado de conformidad con los PCGA Mexicanos y no debe considerarse como una medida alternativa de la utilidad neta calculada de conformidad con los PCGA Mexicanos, como una medida indicativa del desempeño financiero o el flujo de efectivo generado por las operaciones, calculados de conformidad con los PCGA Mexicanos, o como una medida de la liquidez de la Compañía, y tampoco es una medida indicativa de los fondos disponibles para financiar las necesidades de efectivo para el pago de dividendos, para efectuar reinversiones o para otros fines discrecionales.

(5) Representa la utilidad bruta dividida entre los ingresos, expresada en términos porcentuales.

(6) Representa la UAFIDA dividida entre los ingresos, expresada en términos porcentuales.

(7) Representa la utilidad de operación dividida entre los ingresos, expresada en términos porcentuales.

(8) Representa el total de deuda dividido entre la suma del total de deuda y capital contable. El total de deuda incluye la porción circulante de las cuentas por pagar a bancos. Ver la Nota 11 a los Estados Financieros.

b) Información financiera por línea de negocio, zona geográfica y ventas de exportación

Información por Línea de Negocio

	Años que terminaron el 31 de diciembre		
	2003	2004	2005
Viviendas vendidas (número de unidades)	16,020	17,104	19,015
Progresiva	1,628	1,916	4,504
Interés social	12,502	12,705	11,832
Media	1,762	2,272	2,510
Residencial	128	211	169
Compromisos de asignación de créditos[1]	21,560	25,235	30,287
	(en miles de pesos constantes del 31 de diciembre de 2005)		
Precio promedio de venta de las viviendas	$ 324.3	$ 338.0	$ 350.6
Progresiva	186.8	196.8	208.8
Interés social	295.0	293.7	327.0
Media	536.0	577.8	623.5
Residencial	2,017.6	1,707.5	1,729.0
	(en millones de pesos constantes del 31 de diciembre de 2005)		
Total de ingresos generados por las ventas de vivienda	$5,195.1	$5,781.4	$6,666.6
Progresiva	305.0	377.1	940.3
Interés social	3,687.4	3,731.3	3,869.1
Media	944.5	1,312.7	1,565.0
Residencial	258.2	360.3	292.2

(1) Número de viviendas respecto de las cuales la Compañía ha recibido confirmación de parte de los proveedores de financiamiento en el sentido de que una vez que se identifique a un comprador y éste haya obtenido la calificación crediticia requerida, dichos proveedores le otorgarán un crédito hipotecario.

	Años que terminaron el 31 de diciembre					
	2003		2004		2005	
Línea de negocios	Ingresos	% del total	Ingresos	% del total	Ingresos	% del total
	(en millones de pesos constantes del 31 de diciembre de 2005)					
Desarrollos habitacionales:						
Progresiva	$ 305.0	5.8%	$ 377.1	6.3%	$ 940.3	13.9%
Interés social	3,687.4	70.4	3,731.3	62.5	3,869.1	57.1
Media	944.5	18.0	1,312.7	22.0	1,565.0	23.1
Residencial	258.2	4.9	360.3	6.0	292.2	4.3
Otros proyectos inmobiliarios[1]	47.1	0.9	188.8	3.2	106.8	1.6
Total	$ 5,242.2	100.0%	$ 5,970.2	100.0%	$ 6,773.4	100.0%

(1) Incluye los ingresos generados por la venta de terrenos para fines comerciales.

Información por zona geográfica

Región	Años que terminaron el 31 de diciembre					
	2003		2004		2005	
	Ingresos	% del total	Ingresos	% del total	Ingresos	% del total
	(en millones de pesos constantes del 31 de diciembre de 2005)					
Estado de México	$ 3,275.0	62.5%	$ 3,867.2	64.8%	$ 3,923.7	57.9%
Quintana Roo	497.7	9.5	583.7	9.8	628.4	9.3
Baja California	530.1	10.1	592.1	9.9	600.3	8.9
Puebla	292.4	5.6	157.9	2.6	421.5	6.2
Nuevo León	415.6	7.9	458.2	7.7	389.8	5.8
Morelos	—	—	11.2	0.2	354.6	5.2
Jalisco	—	—	—	—	133.4	2.0
Michoacán	—	—	5.4	0.1	117.0	1.7
Querétaro	1.2	—	144.4	2.4	114.7	1.7
Chihuahua	45.8	0.9	33.8	0.6	45.4	0.7
Guanajuato	100.9	1.9	56.5	0.9	31.6	0.5
Guerrero	46.0	0.9	59.9	1.0	11.0	0.2
Veracruz	—	—	—	—	2.0	—
Distrito Federal	35.5	0.7	—	—	—	—
Sinaloa	2.0	—	—	—	—	—
Total	$ 5,242.2	100.0%	$ 5,970.2	100.0%	$ 6,773.4	100.0%

Región	Años que terminaron el 31 de diciembre					
	2003		2004		2005	
	Número de viviendas	% del total	Número de viviendas	% del total	Número de viviendas	% del total
Estado de México	10,226	63.8%	10,964	64.1%	10,843	57.0%
Quintana Roo	1,325	8.4	2,041	11.9	2,310	12.1
Baja California	1,677	10.5	1,816	10.6	1,429	7.5
Puebla	1,113	6.9	398	2.3	1,185	6.2
Nuevo León	1,297	8.1	1,380	8.1	957	5.0
Morelos	—	—	38	0.2	1,006	5.3
Jalisco	—	—	—	—	433	2.3
Michoacán	—	—	25	0.1	443	2.3
Querétaro	5	—	248	1.4	189	1.0
Chihuahua	155	1.0	67	0.4	155	0.8
Guanajuato	184	1.1	98	0.6	50	0.4
Guerrero	20	0.1	29	0.2	5	—
Veracruz	—	—	—	—	10	0.1
Distrito Federal	16	0.1	—	—	—	—
Sinaloa	2	—	—	—	—	—
Total	16,020	100.0%	17,104	100.0%	19,015	100.0%

Durante el 2003, 2004 y 2005 no se tuvieron ventas al exterior.

c) **Informe de Créditos Relevantes**

Por los tres últimos ejercicios la Compañía no obtuvo ningún crédito relevante. Sin embargo, al 31 de diciembre de 2005, la Compañía contaba con líneas de crédito vigentes con diversas instituciones financieras aproximadamente por $1,510.3 millones de pesos.

d) **Comentarios y Análisis de la Administración sobre los Resultados de Operación y Situación Financiera de la Emisora**

(i) Resultados de Operación

Resultados de operación consolidados por el año que terminó el 31 de diciembre de 2005, comparados con el año que terminó el 31 de diciembre de 2004

Ingresos

Los ingresos se incrementaron en $803.2 millones, equivalentes a un 13.5%, al pasar de $5,970.2 millones en 2004 a $6,773.4 millones en 2005. Este incremento se debió principalmente a un aumento del 149.3% en las ventas de vivienda Progresiva y a un aumento del 19.2% en las ventas de vivienda media, los cuales se vieron contrarrestados parcialmente por una disminución en las ventas de vivienda residencial y otros proyectos inmobiliarios. El aumento en las ventas de vivienda Progresiva fue imputable a los esfuerzos realizados por la Compañía para construir viviendas que cumplieran con los nuevos requisitos para la obtención de la calificación aprobatoria necesaria para recibir un crédito hipotecario del INFONAVIT. En noviembre de 2004 el INFONAVIT adoptó un nuevo sistema de clasificación para los derechohabientes que pueden obtener créditos hipotecarios, el cual entró en vigor a partir de 2005 y redujo la disponibilidad de créditos hipotecarios para la compra de ciertos tipos de vivienda de interés social y previó el otorgamiento de un mayor número de créditos a personas de escasos recursos para la compra de viviendas a precios ligeramente más bajos que los de las viviendas de interés social, mismas que son equivalentes a los modelos de vivienda Progresiva de la Compañía. La Compañía atribuye el aumento en sus ventas de vivienda media a la mejoría de la economía nacional y al aumento en la disponibilidad de créditos hipotecarios para este sector, así como a la conclusión de dos nuevos desarrollos habitacionales de vivienda media en las ciudades de Puebla y Guadalajara. La Compañía atribuye la disminución en sus ventas de vivienda residencial a una disminución en el número de desarrollos habitacionales residenciales que se encontraban disponibles para su venta. La disminución en las ventas de otros proyectos inmobiliarios reflejó un aumento desproporcionado en las ventas de terrenos para uso comercial en 2004.

Costos

Los costos de la Compañía, que incluyen entre otras cosas los costos relacionados con las construcciones, la infraestructura, la urbanización, la adquisición de terrenos, las licencias y los gastos de mercadotecnia y ventas, se incrementaron en $581.1 millones, equivalentes a un 13.7%, al pasar de $4,235.0 millones en 2004 a $4,816.1 millones en 2005. Este incremento se debió principalmente a un aumento del 11.2% en el volumen de ventas de la Compañía en 2005 en comparación con 2004. Los costos, expresados como porcentaje del total de ingresos, se mantuvieron prácticamente estables al pasar del 70.9% en 2004 al 71.1% en 2005.

En 2004 los costos relacionados con las viviendas Progresiva, de interés social, media y residencial, y con otros proyectos inmobiliarios, expresados como porcentaje del total de ventas de cada una de dichas categorías de productos, representaron el 75.6%, el 71.3%, el 69.7%, el 69.5% y el 66.3% de los ingresos generados por las ventas de la Compañía, respectivamente.

En 2005 los costos relacionados con las viviendas Progresiva, de interés social, medias y residenciales, y con el arrendamiento y la venta de inmuebles para usos comerciales de la Compañía, expresados como porcentaje del total de ventas de cada una de dichas categorías de productos, representaron el 75.2%, el 71.2%, el 69.1%, el 69.2% y el 65.6% de los ingresos generados por las ventas de la Compañía, respectivamente.

Utilidad bruta

La utilidad bruta se incrementó en $222.1 millones, equivalentes a un 12.8%, al pasar de $1,735.2 millones en 2004 a $1,957.3 millones en 2005. Este incremento se debió al aumento en los ingresos. El margen de utilidad bruta de la Compañía disminuyó del 29.1% en 2004 al 28.9% en 2005. Esta disminución reflejó principalmente el cambio en la mezcla de productos de la Compañía, que consistió en un incremento en las ventas de vivienda Progresiva que generan un margen menor, el cual se vio ligeramente contrarrestado por un aumento en las ventas de vivienda media.

Gastos generales y de administración

Los gastos generales y de administración, que incluyen entre otras cosas los salarios del personal administrativo, pero excluyen los costos de mercadotecnia y ventas (mismos que se reportan como costos), se incrementaron en $54.4 millones, equivalentes a un 11.8%, al pasar de $459.4 millones en 2004 a $513.8 millones en 2005. Este incremento reflejó principalmente el aumento en los gastos de administración como resultado del aumento en el volumen de ventas. Los gastos generales y de administración, expresados como porcentaje del total de ventas de la Compañía, disminuyeron ligeramente al pasar del 7.7% en 2004 al 7.6% en 2005.

Utilidad de operación

La utilidad de operación se incrementó en $167.7 millones, equivalentes a un 13.1%, al pasar de $1,275.8 millones en 2004 a $1,443.5 millones en 2005. Este incremento se debió a los factores antes mencionados y a los esfuerzos realizados por la Compañía para controlar sus gastos generales y de administración. La utilidad de operación, expresada como porcentaje del total de ventas de la Compañía, se mantuvo prácticamente estable al pasar del 21.4% en 2004 al 21.3% en 2005.

Otros Ingresos, Netos

Los otros ingresos, netos, se incrementaron en $17.4 millones, equivalentes a un 490.1%, al pasar de $3.5 millones en 2004 a $20.9 millones en 2005. Este incremento reflejó principalmente los aumentos en los gastos de cierre y ventas, los cargos por trámite de documentos reconocidos en relación con la conclusión de las operaciones de venta y cierre en varios de los desarrollos habitacionales más antiguos de la Compañía, y la recepción de pagos de seguros por reclamaciones.

Ingreso (costo) integral de financiamiento, neto

El ingreso (costo) integral de financiamiento neto representa los intereses ganados, los intereses pagados, la ganancia y pérdida por posición monetaria, y la ganancia y pérdida en cambios. El ingreso integral de financiamiento neto se incrementó en $71.3 millones, equivalentes a un 239.3%, al pasar de un costo integral de financiamiento neto de $29.8 millones en 2004 a un ingreso integral de financiamiento neto de $41.5 millones en 2005. El ingreso integral de financiamiento neto se incrementó principalmente debido al aumento en los intereses ganados como resultado del aumento en las inversiones temporales y efectivo, y a la disminución de los intereses pagados

sobre la deuda de la Compañía, incluyendo principalmente una disminución en los costos de cierre relacionados con los compromisos de asignación de crédito asumidos por los proveedores de financiamiento, lo cual se vio contrarrestado parcialmente por una ligera pérdida en cambios.

Participación en los resultados de compañías asociadas

La participación en los resultados de compañías asociadas refleja principalmente la participación accionaria de la Compañía en cada una de las empresas en las que participa como coinversionista, las cuales se dedican principalmente a la construcción de desarrollos comerciales. La participación en los resultados de compañías asociadas disminuyó en $18.1 millones, equivalentes a un 82.3%, al pasar de $22.0 millones en 2004 a $3.9 millones en 2005. Esta disminución se debió principalmente a la venta de terrenos comerciales a Centro Regional Las Américas, S. de R.L. de C.V. ("Centro Las Américas"), una de las empresas en las que la Compañía participa como coinversionista, durante 2004 y al reinicio de las operaciones comerciales normales por parte de dicha compañía asociada en 2005.

Impuesto sobre la renta y participación de los trabajadores en las utilidades

Los gastos por concepto de impuesto sobre la renta y participación de los trabajadores en las utilidades se incrementaron en $190.9 millones, equivalentes a un 85.1%, al pasar de $224.4 millones en 2004 a $415.3 millones en 2005. Los gastos por concepto de impuesto sobre la renta se incrementaron como resultado de la disminución de los beneficios derivados de la reducción en la tasa del impuesto sobre la renta. El 1° de diciembre de 2004 se publicaron ciertas reformas al impuesto sobre la renta de las personas morales y al impuesto al activo, mismas que entraron en vigor en enero de 2005. De conformidad con dichas reformas, la tasa del impuesto sobre la renta aplicable a la Compañía disminuyó del 33% al 30%, y se reducirá aún más al 29% en 2006 y al 28% a partir de 2007. Además, las compras de inventarios y los costos de construcción respectivos ya no se reconocen como gastos en la fecha de compra. Para determinar el efecto sufrido por el impuesto sobre la renta diferido al 31 de diciembre de 2005 como resultado de la reducción en la tasa legal del impuesto sobre la renta, la Compañía aplicó a todas las diferencias temporales (entre los valores contable y fiscal y las bases gravables respectivas) las tasas que estarán vigentes a partir de enero de 2006, de acuerdo a las fechas estimadas de reversión de dichas diferencias (es decir, cuando se recupere el valor reportado del activo o se liquide el pasivo). La aplicación de una tasa más baja dio como resultado una disminución de aproximadamente $199.0 millones en el impuesto sobre la renta diferido en 2004, comparada con una disminución de aproximadamente $45.3 millones en 2005, así como un aumento en los gastos por concepto de impuesto sobre la renta en 2005 comparados con 2004. Ver la Nota 20 a los Estados Financieros.

Utilidad neta consolidada

La utilidad neta consolidada se incrementó en $47.4 millones, equivalentes a un 4.5%, al pasar de $1,047.1 millones en 2004 a $1,094.5 millones en 2005 como resultado de los cambios antes descritos.

Resultados de operación consolidados por el año que terminó el 31 de diciembre de 2004, comparados con el año que terminó el 31 de diciembre de 2003

Ingresos

Los ingresos se incrementaron en $728.0 millones, equivalentes a un 13.9%, al pasar de $5,242.2 millones en 2003 a $5,970.2 millones en 2004. Este incremento se debió principalmente a un aumento del 39.5% en las ventas de viviendas residenciales y a un

aumento del 39.0% en la venta de vivienda media, mismos que se vieron contrarrestados parcialmente por una disminución en la ventas de vivienda de interés social financiada por el FOVISSSTE. La Compañía atribuye el aumento en la venta de vivienda media por la apertura de sus desarrollos habitacionales en las ciudades de Monterrey, área metropolitana de la Ciudad de México, Toluca, Querétaro y Cancún. En 2004 el FOVISSSTE no logró cumplir con sus objetivos de otorgamiento de créditos hipotecarios para la compra de viviendas de interés social, lo cual dio como resultado una disminución en la demanda de dichas viviendas. En 2004 la Compañía le vendió a Centro Las Américas un terreno de gran tamaño como parte de sus operaciones relacionadas con la construcción de centros comerciales. Como resultado de lo anterior, las ventas de otros proyectos inmobiliarios se incrementaron en $142.1 millones, equivalentes a un 304.3%, al pasar de $46.7 millones en 2003 a $188.8 millones en 2004.

Costos

Los costos de la Compañía se incrementaron en $505.0 millones, equivalentes a un 13.5%, al pasar de $3,730 millones en 2003 a $4,235.0 millones en 2004. Este incremento se debió principalmente a un aumento del 9.4% en el volumen de ventas de la Compañía en 2004 comparado con 2003. Los costos, expresados como porcentaje del total de ventas, disminuyeron ligeramente al pasar del 71.2% en 2003 al 70.9% en 2004.

En 2003 los costos relacionados con la vivienda Progresiva, de interés social, media y residencial, y otros proyectos inmobiliarios de la Compañía, expresados como porcentaje del total de ventas de cada una de dichas categorías de productos, representaron el 76.0%, el 71.3%, el 69.7%, el 69.5% y el 63.7% de los ingresos generados por las ventas de la Compañía, respectivamente. En 2004 los costos relacionados con la vivienda Progresiva, de interés social, media y residencial, y los demás proyectos inmobiliarios de la Compañía, expresados como porcentaje del total de ventas de cada una de dichas categorías de productos, representaron el 75.6%, el 71.3%, el 69.7%, el 69.5% y el 66.0% de los ingresos generados por las ventas de la Compañía, respectivamente.

Utilidad bruta

La utilidad bruta se incrementó en $223.0 millones, equivalentes a un 14.7%, al pasar de $1,512.2 millones en 2003 a $1,735.2 millones en 2004. Este incremento reflejó principalmente las ventas de inmuebles para usos comerciales, los cuales generan un margen de utilidad superior al de los desarrollos habitacionales. El incremento en la utilidad bruta también fue imputable al aumento en las ventas de vivienda media y residencial, las cuales generan un margen de utilidad superior al de las viviendas Progresiva y de interés social. El margen de utilidad bruta de la Compañía pasó del 28.8% en 2003 al 29.1% en 2004 como porcentaje de los ingresos debido a una disminución en los costos relacionados con las ventas de terrenos y un aumento en las ventas de productos de mayor margen, el cual se vio contrarrestado parcialmente por un aumento en el costo del acero, que constituye uno de los principales materiales de construcción utilizados por la Compañía.

Gastos generales y de administración

Los gastos generales y de administración se incrementaron en $56.8 millones, equivalentes a un 14.1%, al pasar de $402.6 millones en 2003 a $459.4 millones en 2004. Este incremento reflejó el aumento en los costos y gastos relacionados con la implementación de nuevos sistemas de información, los honorarios por la prestación de servicios, los pagos por el arrendamiento puro de equipos de cómputo y otros bienes relacionados, y, en menor medida, el aumento en el número y la compensación del personal técnico y de ventas necesario para apoyar el crecimiento de las actividades de construcción de desarrollos habitacionales de

vivienda media y residencial. Los gastos generales y de administración, expresados como porcentaje del total de ventas de la Compañía, se mantuvieron estables en un 7.7% durante 2003 y 2004.

Utilidad de operación

La utilidad de operación se incrementó en $166.2 millones, equivalentes a un 15.0%, al pasar de $1,109.6 millones en 2003 a $1,275.8 millones en 2004. Este incremento en la utilidad bruta se debió a los factores antes mencionados y se vio contrarrestado parcialmente por el aumento en los gastos de administración previamente descritos. La utilidad de operación, expresada como porcentaje del total de ventas de la Compañía, se incrementó ligeramente al pasar del 21.2% en 2003 al 21.4% en 2004 como resultado del aumento antes mencionado en el margen bruto.

Otros Ingresos, Netos

Los otros ingresos netos disminuyeron en $75.3 millones, equivalentes a un 95.6%, al pasar de $78.8 millones en 2003 a $3.5 millones en 2004. Esta disminución reflejó principalmente las diferencias de un año al otro en el importe de los gastos de cierre, venta y los cargos por procesamiento de documentos reconocidos en relación con la conclusión de las actividades en algunos desarrollos habitacionales de la Compañía. Además, $8.9 millones de los otros ingresos netos correspondieron a la ganancia obtenida por la venta de la participación accionaria de la Compañía en Centro San Miguel, S. de R.L. ("Centro San Miguel") y al reconocimiento de los ingresos pendientes de recibirse por concepto de honorarios por servicios y administración relacionados con dicho centro comercial.

Ingreso (Costo) Integral De Financiamiento, Neto

El costo integral de financiamiento neto se incrementó en $12.6 millones, equivalentes a un 73.2%, al pasar de $17.2 millones en 2003 a $29.8 millones en 2004. Este aumento se debió a un incremento del 33.7% en los intereses pagados como resultado del aumento en las tasas de interés, el cual se vio contrarrestado parcialmente por un incremento del 30.1% en los intereses ganados como resultado del aumento en las inversiones temporales y efectivo, y al aumento en la tasa de estas inversiones. El incremento en los intereses ganados se vio contrarrestado por el aumento en el índice de inflación, que pasó del 3.98% en 2003 al 5.19% en 2004 y dio como resultado una pérdida por posición monetaria de $24.8 millones en 2004, comparada con una pérdida por posición monetaria de $16.4 millones en 2003.

Participación En Los Resultados De Compañías Asociadas

La Compañía comenzó a registrar sus inversiones en compañías asociadas utilizando el método de participación a partir del 24 de diciembre de 2003, en el caso de Centro San Miguel, del 1 de julio de 2004 en el caso de Centro Las Américas, y del 9 de septiembre de 2004 en el caso de Habitania Montes de Oca, S.A. de C.V. Por tanto, en 2003 la Compañía no reportó importe alguno por concepto de participación en los resultados de compañías asociadas. La participación en los resultados de compañías asociadas se incrementó a $22.0 millones, equivalentes a un 100%, en 2004.

Impuesto Sobre La Renta Y Participación De Los Trabajadores En Las Utilidades

Los gastos por concepto de impuesto sobre la renta y participación de los trabajadores en las utilidades disminuyeron en $168.9 millones, equivalentes a un 42.9%, al pasar de $393.3 millones en 2003 a $224.4 millones en 2004 como resultado del efecto causado por la tasa del

impuesto sobre la renta, sobre los impuestos diferidos. En 2004 la tasa del impuesto sobre la renta aplicable a la Compañía disminuyó del 34% al 33%, en 2005 disminuyó al 30%, y disminuirá aún más al 29% en 2006 y al 28% a partir de 2007. La aplicación de las distintas tasas del impuesto sobre la renta dio como resultado una disminución de aproximadamente $199 millones en el impuesto sobre la renta diferido en 2004 comparado con 2003. Ver la Nota 20 a los Estados Financieros.

Utilidad Neta Consolidada

La utilidad neta consolidada se incrementó en $269.2 millones, equivalentes a un 34.6%, al pasar de $777.9 millones en 2003 a $1,047.1 millones en 2004 como resultado de los cambios antes descritos, incluyendo la extraordinaria disminución en los gastos por concepto de impuesto sobre la renta en 2004.

ii) Situación financiera, liquidez y recursos de capital

General

Las principales fuentes de liquidez de la Compañía consisten en los flujos de efectivo generados por sus operaciones, los recursos obtenidos en préstamo y en menor medida, los financiamientos otorgados por los proveedores de materiales y los anticipos pagados por los compradores de viviendas. Históricamente, las necesidades de flujo de efectivo de la Compañía han consistido principalmente en necesidades de capital de trabajo para la compra de terrenos, el financiamiento de nuevos desarrollos y, en menor medida, el pago del principal y los intereses sobre su deuda. La información financiera incluida en esta sección está actualizada a pesos constantes de poder adquisitivo al 31 de diciembre de 2005.

Cambios en la situación financiera

La siguiente tabla contiene un resumen de los cambios en la situación financiera de la Compañía durante los periodos indicados:

	Años que terminaron el 31 de diciembre		
	2003	2004	2005
	(en millones de pesos constantes del 31 de diciembre de 2005)		
Recursos netos generados por la operación	$ 90.6	$ 405.9	$ 583.6
Recursos netos generados por (utilizados en) las operaciones de financiamiento	46.6	16.9	(168.6)
Recursos netos generados por las operaciones de inversión	(58.6)	(132.4)	(70.6)
Aumento neto en las inversiones temporales y efectivo	$ 78.6	$ 290.4	$ 344.4

Los recursos netos generados por las actividades en 2003, 2004 y 2005 reflejaron principalmente el resultado de los incrementos en la utilidad neta, excluyendo las partidas distintas del efectivo, mismos que se vieron contrarrestados por los incrementos en las cuentas por cobrar y los inventarios y terrenos para futuras construcciones. La utilidad neta, excluyendo la depreciación, el impuesto sobre la renta diferido, las obligaciones por concepto de pensiones y la participación en los resultados de compañías asociadas, ascendió a $1,081.9 millones en 2003, $1,073.1 millones en 2004 y $1,257.8 millones en 2005. Las cuentas por cobrar se incrementaron en $165.9 millones en 2003, $37.5 millones en 2004 y $730.7 millones en 2005, las cuentas por pagar a proveedores se incrementaron en $17.7 millones en 2003, $132.1 millones en 2004 y $146.0

millones en 2005, y los inventarios y terrenos para futuras construcciones se incrementaron en $891.4 millones en 2003, $862.2 millones en 2004 y $71.4 millones en 2005.

Los cambios en los recursos netos generados por (utilizados en) las operaciones de financiamiento en 2003, 2004 y 2005 reflejaron principalmente las disminuciones en el endeudamiento y los pagos relacionados con las líneas de crédito revolvente de la Compañía, así como el pago del dividendo decretado en 2005.

Los cambios en los recursos netos utilizados en las operaciones de inversión en 2003, 2004 y 2005 reflejaron principalmente las inversiones en activos fijos.

Inversiones en activos

Las operaciones de la Compañía no requieren de inversiones en activos significativas ya que la misma es propietaria de la mayoría del equipo de construcción que utiliza, salvo por el equipo propiedad de subcontratistas, y porque subcontrata una parte de los servicios necesarios para construir la infraestructura de sus desarrollos. La Compañía tiene planeado financiar sus inversiones en activos principalmente a través de contratos de arrendamiento financiero para la compra de maquinaria y equipo a tasas de interés anuales implícitas que varían entre el 9.88% y el 11.52% sobre el monto financiado.

Las compras de inventarios de terrenos se reconocen como aumentos en los inventarios y como reservas para futuras construcciones, y no como inversiones en activos.

En 2004 la Compañía efectuó inversiones en activos por un total de aproximadamente $138.4 millones, incluyendo las siguientes:

- $63.7 millones en edificios, arrendamiento de inmuebles y terrenos;
- $6.5 millones en mobiliario y equipo de oficina;
- $52.8 millones en maquinaria y equipo, y
- $15.4 millones en vehículos.

En 2005 la Compañía efectuó inversiones en activos por un total de aproximadamente $36.1 millones, incluyendo las siguientes:

- $6.0 millones en mobiliario y equipo de oficina;
- $19.5 millones en maquinaria y equipo, y
- $10.6 millones en vehículos.

Para 2006 la Compañía tiene planeado efectuar inversiones por un total de aproximadamente $160.0 millones, incluyendo inversiones en maquinaria y equipo, sistemas de información y equipo de procesamiento de datos.

Endeudamiento

La Compañía mantiene varias líneas de crédito revolvente sin costo alguno con diversas instituciones de banca múltiple, incluyendo Banco Santander Serfin, S.A., HSBC México, S.A. de C.V., BBVA Bancomer, S.A. y Banco Mercantil del Norte, S.A., las cuales ascienden a un total de $1,510.3 millones y están sujetas a los términos y las condiciones acostumbradas. Durante 2005 la Compañía efectuó pagos por un total de $1,135.0 millones en relación con estas líneas de crédito.

Adicionalmente, la Compañía tenía obligaciones por contratos de arrendamiento financiero al 31 de diciembre de 2005, 2004 y 2003, por $87.5, $114.5 y $109.9 millones respectivamente.

Obligaciones no registradas en el balance general

Al 31 de diciembre de 2005 la Compañía no tenía obligaciones adicionales a las registradas en su balance general.

iii) Control interno

La Compañía cuenta con un sistema de control interno alineado con los objetivos estratégicos de la administración. Dicho sistema incluye políticas y procedimientos diseñados para la adecuada salvaguarda de sus bienes, la eficiencia y eficacia de sus operaciones, y la emisión de información financiera de conformidad con los PCGA Mexicanos y las disposiciones legales aplicables. Este sistema de control también ayuda a la administración de la Compañía en la prevención y detección de errores e irregularidades.

Como mecanismo de apoyo para su sistema de control interno, la Compañía cuenta con un área de auditoría interna cuya función consiste en revisar el cumplimiento de las políticas y procedimientos en las distintas áreas de la administración.

Cada año la Compañía solicita a sus auditores externos que lleven a cabo una evaluación con respecto a los sistemas de control interno tanto de la propia Compañía como de sus subsidiarias. Con base en los resultados de dicha evaluación, los auditores externos formulan observaciones en cuanto a las actividades y funciones en las que consideran conveniente reforzar el sistema de control interno existente, y a partir de dichas observaciones se efectúan ajustes en las distintas áreas de la administración, y posteriormente el área de auditoría interna, en coordinación con el comité de auditoría y los auditores externos, da seguimiento a la correcta implementación de dichos ajustes.

Actualmente, la Compañía se encuentra en proceso de rediseñar sus procesos y políticas de control interno mediante la implementación de un nuevo sistema para el procesamiento electrónico de datos operativos y financieros. El objetivo principal de dicho sistema consiste en identificar y corregir las debilidades que pudieran poner en riesgo la eficiencia de las operaciones y la adecuada emisión de la información financiera. Una vez implementado dicho sistema, la Compañía contará con herramientas adicionales para la adopción de procesos y políticas de identificación de riesgos en cada una de las áreas de su administración, así como para establecer los controles y responsabilidades de cada área y el personal involucrado.

e) **Estimaciones contables críticas**

De acuerdo con las evaluaciones financieras y operativas que realiza la administración de la Compañía en forma periódica, así como basados en la experiencia y el conocimiento que se tiene sobre el negocio, no existen hechos o circunstancias altamente inciertas por las que debiera considerarse la creación de una estimación que pudiera afectar de forma importante las cifras reflejadas en los estados financieros.

IV. ADMINISTRACIÓN

a) Auditores externos

Galaz, Yamazaki, Ruiz Urquiza, S.C. firma miembro de Deloitte Touche Tohmatsu, fue designado por el Consejo de Administración de la Compañía, con fundamento en lo preceptuado por el art. 84 de las Disposiciones de Carácter General aplicables a las Emisoras de Valores y a otros participantes del mercado de valores como su firma de auditores externos. sus oficinas están ubicadas en Paseo de la Reforma número 505, Piso 28, Colonia Cuauhtémoc 06500, México, Distrito Federal, México. En el último ejercicio la firma de Auditores prestó servicios referentes a formular una Evaluación de la Seguridad en la Infraestructura de la Tecnología de la Información. *(Nota: Ver Control Interno)*

Los Estados Financieros Auditados que se incluyen en este Informe, fueron revisados y auditados por Galaz, Yamazaki, Ruiz Urquiza, S.C.

La opinión de los auditores externos por los últimos tres ejercicios acerca de los estados financieros consolidados de la Compañía y sus subsidiarias ha sido sin salvedades ni opiniones negativas ni abstención de opinión.

Con fundamento en el principio 33 del Código de Mejores Prácticas Corporativas, por medio del cual se recomienda la rotación del socio que dictamina a la sociedad a fin de asegurar la objetividad en los reportes sugiriéndose que dicha rotación se lleve a cabo cada 6 años, a partir del ejercicio 2003 se cambió el socio auditor a cargo de la auditoría de la Compañía.

b) Operaciones con personas relacionadas y conflicto de intereses

Periódicamente la Compañía celebra diversas operaciones con otras empresas que son propiedad o están controladas directa o indirectamente por sus accionistas controladores. Todas estas operaciones se celebran en términos normales de negocios, tomando en consideración los términos y las condiciones disponibles en el mercado, y cumplen con todas las disposiciones legales aplicables.

A continuación se incluye una descripción de ciertas operaciones de importancia celebradas por la Compañía con personas relacionadas durante los años que terminaron el 31 de diciembre de 2003, 2004 y 2005. *(Ver las Notas 10 y 19 a los Estados Financieros).*

Préstamos y Cuentas Pendientes

Ocasionalmente la Compañía otorga préstamos a sus empresas asociadas, mismos que en su opinión están sujetos a términos y condiciones no menos favorables que los que podría obtener a través de una operación celebrada con terceros no relacionados. Dichas empresas, incluyendo especialmente a Centro Las Américas y Centro San Miguel, se consideran empresas asociadas de la Compañía en virtud de que los accionistas que ejercen el control de la misma también son, directa o indirectamente, accionistas de dichas empresas.

La siguiente tabla contiene una descripción de los saldos adeudados a la Compañía por sus empresas asociadas al 31 de diciembre de 2004 y 2005:

	Años que terminaron el 31 de diciembre	
	2004	2005
	(en millones de pesos constantes del 31 de diciembre de 2005)	
Cuentas por cobrar a compañías asociadas:		
Préstamos otorgados:		
Centro San Miguel	$ 87.5	$ 40.4
Centro Las Américas	35.4	119.6
Otros:		
Centro San Miguel	23.5	—
Total:	$ 146.4	$ 160.0

El 23 de diciembre de 2003 CUARA otorgó a Centro San Miguel un crédito por $75.8 millones. Dicho crédito devenga intereses a una tasa anual del 18% y vence el 23 de diciembre de 2013. Tanto el importe principal total como los intereses acumulados por dicho crédito no son exigibles sino hasta su fecha de vencimiento. Al 31 de diciembre de 2005 el importe insoluto de dicho crédito ascendía a $40.4 millones. El 2 de diciembre de 2005 CUARA cedió sus obligaciones bajo este crédito a PDCC.

El 11 de agosto de 2004 PDCC estableció a favor de Centro Regional Las Américas una línea de crédito por un monto de hasta $230.0 millones. Los créditos otorgados de conformidad con esta línea devengan intereses a una tasa anual del 21%. De conformidad con los términos de esta línea, los créditos que se otorguen con cargo a la misma deberán destinarse exclusivamente a la construcción del desarrollo comercial Centro Las Américas. Al 31 de diciembre de 2005 el importe insoluto bajo esta línea de crédito ascendía a $119.6 millones.

La siguiente tabla contiene un resumen de las operaciones celebradas por la Compañía con personas relacionadas durante los años que terminaron el 31 de diciembre de 2003, 2004 y 2005:

	Años que terminaron el 31 de diciembre		
	2003	2004	2005
	(en millones de pesos constantes del 31 de diciembre de 2005)		
Créditos otorgados a compañías asociadas, netos de los importes cobrados	—	$ 109.6	$ 160.0
Ingresos:			
Servicios de administración	—	1.0	5.6
Terrenos vendidos a compañías asociadas	—	121.8	96.1
Intereses ganados sobre los créditos otorgados	—	14.7	30.3
Comisiones	—	—	3.6
Gastos Administrativos	—	—	13.9
Costos:			
Terrenos adquiridos de compañías asociadas	—	82.8	63.5

El 3 de enero de 2005 GAVI celebró con Centro Regional Las Américas y Centro San Miguel, un contrato de prestación de servicios de administración en virtud del cual GAVI proporciona a dichas empresas ciertos servicios profesionales y administrativos. De conformidad con los términos de dicho contrato, los honorarios de GAVI se determinan con base en los gastos incurridos por la misma en salarios y prestaciones, más un 5% adicional.

El 11 de agosto de 2004 PDCC celebró con Centro Regional Las Américas y Centro San Miguel un contrato de prestación de servicios de administración para los desarrollos comerciales de estas últimas, en virtud del cual PDCC proporciona servicios de consultoría y otros servicios relacionados con la selección de contratistas y la negociación y elaboración de contratos. De conformidad con los términos de dicho contrato, los honorarios de PDCC ascienden al 1% del presupuesto mensual autorizado para el desarrollo comercial en cuestión (excluyendo el costo de los terrenos, los gastos relacionados con la adquisición de dichos terrenos, los gastos en arrendamientos financieros, el impuesto al valor agregado y los demás impuestos).

Se presume que por su tenencia accionaria directa en la compañía, los Ingenieros Germán Ahumada Russek y el Ingeniero Luis Felipe Ahumada Russek pueden ejercer influencia significativa directa. Estos últimos son hermanos y principales accionistas de la Compañía, y Germán Ahumada Alduncin es hijo y sobrino respectivamente. *(Nota: Ver Estructura Accionaria)*

c) Administradores y Accionistas

ADMINISTRACIÓN

__Consejeros__

Nombramiento de Consejeros

Los estatutos sociales de la Compañía establecen que el consejo de administración de la misma estará integrado por consejeros y sus respectivos suplentes, todos los cuales son nombrados por la asamblea general de accionistas de la Compañía. En las asambleas generales de accionistas que se celebren para nombrar a los miembros del consejo de administración, cualquier accionista o grupo de accionistas que represente cuando menos el 10% del capital social de la Compañía tendrá derecho de nombrar a un consejero y a su respectivo suplente.

De conformidad con las resoluciones adoptadas por la asamblea general de accionistas que se celebró el 20 de abril de 2006, el consejo de administración de la Compañía está integrado actualmente por once consejeros propietarios (incluyendo al Presidente y Vicepresidente) y once suplentes. De conformidad con la Ley del Mercado de Valores vigente y la Nueva LMV, cuando menos el 25% de los consejeros deben ser independientes. Además, la Nueva LMV establece que la CNBV podrá objetar la calificación de independencia de los consejeros nombrados por la asamblea general de accionistas de la Compañía. Los miembros del consejo de administración durarán en su cargo un año y podrán ser reelectos. De conformidad con la legislación aplicable, los miembros del consejo continuarán en el ejercicio de sus funciones hasta que los consejeros designados para suplirlos entren en funciones.

Facultades del Consejo de Administración

El consejo de administración tiene a su cargo la representación legal de la Compañía y está facultado para realizar cualquier acto que no esté expresamente reservado a la asamblea de

accionistas. De conformidad con la Ley del Mercado de Valores, los asuntos que deben ser aprobados por el consejo de administración incluyen:

- las operaciones con personas relacionadas que se aparten del curso normal de las operaciones de la Compañía;
- las adquisiciones o enajenaciones de una parte substancial de los activos de la Compañía;
- el otorgamiento de garantías con respecto a obligaciones de terceros, y
- otras operaciones significativas.

Las sesiones del consejo de administración se considerarán legalmente instaladas cuando se encuentren presentes la mayoría de sus miembros, y sus resoluciones serán válidas cuando se tomen por el voto favorable de la mayoría de los consejeros presentes cuyos intereses personales respecto de un asunto determinado no sean contrarios a los de la Compañía. El presidente del consejo de administración tendrá voto de calidad en caso de empate.

La siguiente tabla contiene información con respecto a los miembros actuales del consejo de administración de la Compañía:

Nombre (edad)	Cargo	Suplente (edad)
Germán Ahumada Russek (62)	Presidente	José Antonio Aguilar Obregón (50)
Luis Felipe Ahumada Russek (59)	Vicepresidente	Godofredo Rojas Reyes (45)
Germán Ahumada Alduncín (30)	Consejero	J. Sacramento Soto Solís (47)
Pedro Alonso Angulo (57)	Consejero	María Cristina Hernández Trejo (49)
Luis Ramón Carazo Preciado (54)	Consejero	Eugenio Riveroll Picazo (46)
Roberto Danel Díaz (58)	Consejero	Manuel Gutiérrez García (59)
Félix Gavito Marco (61)	Consejero	Lorenzo Lucas Sánchez (51)
Andrés Massieu Berlanga (57)	Consejero	Manuel Campos Spoor (46)
Marcos Ramírez Miguel (43)	Consejero	Ignacio Farias Campero (48)
Antonio Franck Cabrera (53)	Consejero	Carlos Barba Castellanos (55)
Jean Louis Guinchard (45)	Consejero	Francisco Javier Lomelín Ayala (45)

Germán Ahumada Russek es Presidente del consejo de administración y Director General de la Compañía. El señor Ahumada fue uno de los socios fundadores de la Compañía en 1977 y también es Director General de CIISA y COVENSA, así como Presidente de CUARA, PUESA y ACRE, todas las cuales son subsidiarias de la Compañía. El señor Ahumada también es consejero de la CANADEVI, la Asociación Nacional de Banqueros y BBVA Bancomer, S.A. El señor Ahumada cuenta con un título en ingeniería por la Universidad Iberoamericana y cursó estudios en la Universidad de Saint John's.

Luis Felipe Ahumada Russek es el Vicepresidente del consejo de administración de la Compañía y fue uno de los socios fundadores de la misma en 1977. El señor Ahumada también es Presidente de PDCC. El señor Ahumada fue Director General de Lógica Industrial, S.A. de C.V., Grupo Coditec, S.A. de C.V. y Promar Construcciones, S.A. de C.V., y fue miembro del Consejo Metropolitano del Grupo Financiero Serfín, S.A. de C.V. y consejero de Grupo Financiero Invermèxico, S.A. de C.V., Grupo Financiero Bancrecer Banoro, S.A. de C.V. y Servicios Financieros Quádrum, S.A. El señor Ahumada cuenta con un título en ingeniería por la Universidad Nacional Autónoma de México y cursó estudios de geología y minería en la Universidad de Michigan en Ann Arbor y en la Universidad de Arizona.

Germán Ahumada Alduncín es el Gerente General de la Compañía y tiene a su cargo la supervisión de las áreas de tecnología de información, planeación estratégica y auditoría interna. El señor Ahumada es Vicepresidente de la ADI y la CANADEVI. El señor Ahumada cursó estudios de ingeniería y construcción en el Instituto Tecnológico de Construcción Ciudad de México y cursó otros estudios en la Escuela Wharton de la Universidad de Pennsylvania y en la Universidad de Stanford.

Pedro Alonso Angulo es un consultor de negocios independiente y es socio de Consejería, una empresa que proporciona asesoría en cuestiones relacionadas con la economía y los mercados financieros. Desde 2000 el señor Alonso ha participado activamente en foros internacionales relacionados con la economía y política mundial, incluyendo conferencias organizadas por el Fondo Monetario Internacional, el Banco Mundial y la Organización para la Cooperación y el Desarrollo Económico. El señor Alonso cuenta con un título en economía por la Universidad Nacional Autónoma de México ("UNAM").

Luis Ramón Carazo Preciado es un experto en la administración de asuntos de "Balance Scorecard" en México y es uno de los socios fundadores de Grupo Internacional de Consultoría. El señor Carazo ha prestado servicios de consultoría a más de 500 empresas, incluyendo el Instituto Mexicano del Seguro Social, Jugos del Valle, Aeroméxico, Grupo Nacional Provincial, Peñoles, Bimbo y Coca Cola. El señor Carazo cuenta con un título en administración de empresas y un título en contaduría pública por la UNAM y con una maestría en administración de empresas por la Universidad Autónoma de Barcelona y la Universidad Carlos III de Madrid.

Roberto Danel Díaz es el socio director de Control de Gestión de Negocios, S.C. y miembro del Colegio de Contadores Públicos de México. Anteriormente el señor Danel ocupó diversos cargos en las áreas de finanzas de Industrias Peñoles, S.A. de C.V. y Desc, S. A. de C.V. El señor Danel cuenta con un título en contaduría pública por la Universidad Iberoamericana y una maestría por el Instituto Tecnológico Autónomo de México ("ITAM").

Félix Gavito Marco es socio de Asesoría Empresarial, S.A. de C.V., que proporciona servicios de asesoría en materia fiscal. Antes de fundar dicha empresa, de 1968 a 1982 el señor Gavito fungió como asesor fiscal en Gossier, Navarro, Ceniceros y Cía., otra reconocida empresa de servicios de asesoría en materia fiscal. Actualmente el señor Gavito asesora a varios grupos importantes, incluyendo Alpura, Alfil y Covadonga, y es miembro del consejo de Seguros Prodins, S.A. de C.V. El señor Gavito cuenta con un titulo en contaduría pública por la UNAM.

Andrés Massieu Berlanga es el Director General de Promoción y Desarrollo de México, S.A. de C.V. y Vicepresidente de Operaciones Comerciales y Mercadotecnia de Televisa Radio. De 1984 a 1987 el señor Massieu fungió como Subsecretario Particular del Presidente de la República, de 1987 a 1993 como Secretario Particular del Presidente de la República, y de 1994 a 1997 como Subsecretario de Asuntos Religiosos de la Secretaría de Gobernación. El señor Massieu fue uno de los socios fundadores de la empresa de telefonía Cambifón y la empresa de cable Televisión por Cable. El señor Massieu cuenta con un título en relaciones industriales por la Universidad Iberoamericana.

Marcos Ramírez Miguel es el Gerente General de Banca Mayorista de Grupo Santander-Serfin, donde desde 1999 tiene a su cargo las áreas de tesorería, banca de inversión y banca corporativa, y es miembro del Comité Ejecutivo de dicho grupo. El señor Ramírez fungió como Subdirector de Finanzas de NAFIN Bank, como Vicepresidente de Banque Nationale de Paris en Nueva York, y como corredor principal para el mercado mexicano en Banque Indosuez México. El señor Ramírez cuenta con un título en actuaría por la Universidad Anáhuac, una

maestría en administración de empresas por la ESADE de Barcelona y una maestría en finanzas por el ITAM.

Antonio Franck Cabrera es consejero de diversas empresas, incluyendo Mexicana de Cananea, S.A. de C.V., Sears Roebuck de México, S.A. de C.V., Salinas y Rocha, S.A. de C.V., InverMexico, S.A. de C.V. y Casa de Bolsa, Grupo Financiero Ixe, S.A. de C.V. El señor Franck fue socio director del despacho de abogados Santamarina y Steta, S.C. durante 11 años y socio fundador del despacho Franck, Galicia y Robles, S.C. El señor Franck cuenta con un título de licenciatura en derecho por la Universidad Iberoamericana y títulos de postgrado por la Universidad de Houston y la Universidad Harvard.

Jean Louis Guinchard es consultor de diversos bancos mexicanos y extranjeros. Anteriormente el señor Guinchard fungió como Presidente y Director General de Bank of America y Bank of America Securities, LLC en México. El señor Guinchard es miembro de varios consejos de administración y asociaciones civiles, y es un miembro activo de Young Presidents Organization. El señor Guinchard cuenta con una maestría en administración de empresas por la Universidad de Duke.

Los consejeros independientes de la Compañía son Pedro Alonso Angulo, Luis Ramón Carazo Preciado, Roberto Danel Díaz, Félix Gavito Marco, Andrés Massieu Berlanga, Marcos Ramírez Miguel, Antonio Franck Cabrera y Jean Luis Guinchard. Los consejeros suplentes independientes de la Compañía son Godofredo Rojas Reyes, Maria Cristina Hernández Trejo, Eugenio Riveroll Picazo, Manuel Gutiérrez García, Lorenzo Lucas Sánchez, Manuel Campos Spoor, Ignacio Farías Campero, Carlos Barba Castellanos y Francisco Javier Lomelín Ayala. Ninguno de los consejeros propietarios y suplentes independientes está afiliado o asociado con la Compañía o con alguno de sus ejecutivos o accionistas. Los señores Germán Ahumada Alduncín, José Antonio Aguilar Obregón y J. Sacramento Soto Solís son empleados de ARA y por tanto están considerados como consejeros relacionados.

Los señores Germán Ahumada Russek y Felipe Ahumada Russek son hermanos. El señor Germán Ahumada Alduncín es hijo del señor Germán Ahumada Russek.

Comisario

La asamblea de accionistas de la Compañía nombró como Comisario al señor Carlos Hernández Magallanes y nombró Comisario Suplente al señor Guillermo Delgado Herros. De conformidad con la ley y los estatutos sociales de la Compañía, los accionistas nombran a un comisario durante la asamblea general ordinaria anual. La principal función del comisario consiste en vigilar las operaciones de la Compañía y presentar a la asamblea general ordinaria anual de accionistas un informe sobre la veracidad y suficiencia de la información financiera presentada a los accionistas por el consejo de administración. El comisario es nombrado para ocupar su cargo durante el plazo de un año. De conformidad con la ley, cualquier accionista o grupo de accionistas que represente cuando menos el 10% del capital de la Compañía, tiene derecho a nombrar a un comisario y a su suplente.

Carlos Hernández Magallanes es contador público titulado por la Universidad Veracruzana, socio fundador del despacho Hemag y Asociados, S.C. de 1983 a la fecha. Anteriormente el señor Hernández fue gerente de auditoría en el despacho Gossler, Navarro, Ceniceros y Cías; de 1976 a 1983. También es asesor y consultor de diversos grupos empresariales tales como, Consorcio ARA, S.A. de C.V., Grupo Embotellador Bret, Comercializadora Farmacéutica de Chiapas, Cueros Industrializados del Bajío, Grupo Monteblanco, Nexxus Capital y Desarrollo de Empresas.

Ejecutivos

La siguiente tabla contiene información con respecto a los ejecutivos actuales de la Compañía:

Nombre	Edad	Cargo	Años en la Compañía
Germán Ahumada Russek	62	Director General Inmobiliario	28
Luis Felipe Ahumada Russek	59	Director General de Construcción y Desarrollo	28
José Antonio Aguilar Obregón	50	Vicepresidente de Ventas	23
José Genaro Martínez Rodríguez	44	Director de Construcción	22
J. Sacramento Soto Solís	47	Director de Administración y Finanzas	16
Germán Ahumada Alduncín	30	Coordinador General	11
Arturo Hernández Stevens	59	Director de Recursos Humanos	5
Jaime José del Río Castillo	47	Director de Relaciones con Inversionistas	1
Fernando Calderón Nava	60	Director Técnico	1
Alfonso López Maldonado	53	Director de Suministros y Equipo	—
Vicente Naves Ramos	44	Director de Operaciones	—

Germán Ahumada Russek es Director General Inmobiliario de la Compañía, además de Presidente del consejo de administración y Director General de la misma. El señor Ahumada fue uno de los socios fundadores de la Compañía en 1977 y también es Director General de CIISA y COVENSA, así como Presidente de CUARA, PUESA y ACRE, todas las cuales son subsidiarias de la Compañía. El señor Ahumada también es consejero de la CANADEVI, la Asociación Nacional de Banqueros y BBVA Bancomer. El señor Ahumada cuenta con un título en ingeniería por la Universidad Iberoamericana y cursó estudios en la Universidad de Saint John's.

Luis Felipe Ahumada Russek es Director General de Construcción y Desarrollo de la Compañía, además de Vicepresidente del consejo de administración y uno de los socios fundadores de la misma en 1977. El señor Ahumada también es Presidente de PDCC. El señor Ahumada fue Director General de Lógica Industrial, S.A. de C.V., Grupo Coditec, S.A. de C.V. y Promar Construcciones, S.A. de C.V., y fue miembro del Consejo Metropolitano del Grupo Financiero Serfín, S.A. de C.V. y consejero de Grupo Financiero Invermèxico, S.A. de C.V., Grupo Financiero Bancrecer Banoro, S.A. de C.V. y Servicios Financieros Quádrum, S.A. El señor Ahumada cuenta con un título en ingeniería por la UNAM y cursó estudios de geología y minería en la Universidad de Michigan en Ann Arbor y en la Universidad de Arizona.

José Antonio Aguilar Obregón es Director de Ventas y consejero suplente de la Compañía. El señor Aguilar fue Gerente de Ventas y Director Ejecutivo de la Compañía, y fungió como Gerente de Sistemas de Grupo Financiero Banamex. Además, el señor Aguilar trabajó en Cervecería Cuauhtémoc, Grupo Gamesa y CYDSA Celulosa y Derivados, S.A., y fue profesor de ingeniería y planeación en el Instituto Tecnológico y de Estudios Superiores de Monterrey ("ITESM"), la Universidad Tecnológica de México y la Universidad La Salle. Actualmente el señor Aguilar es miembro de la CANADEVI, la ARDA, la ADI, el Instituto de Desarrollo Urbano y Desarrolladores Turísticos AMDETUR. El señor Aguilar cuenta con un título en ingeniería industrial y sistemas por el ITESM.

José Genaro Martínez Rodríguez es Director de Construcción de la Compañía, y previamente fungió como Subdirector de Construcción, Corrdinador de Construcción y Gerente de Construcción de la misma. El señor Martínez cuenta con un título en arquitectura por la UNAM y ha concluido estudios de postgrado en administración de empresas constructoras y de vivienda en el ITESM.

J. Sacramento Soto Solís es Director de Administración y Finanzas y consejero suplente de la Compañía, además de Vicepresidente de CUARA, PUESA y ACRE. El señor Soto es miembro del Colegio de Contadores Públicos de México. El señor Soto cuenta con un título de licenciatura por la Escuela Superior de Comercio y Administración del Instituto Politécnico Nacional, y con estudios de postgrado en finanzas avanzadas por la Universidad Iberoamericana y el Instituto Mexicano de Ejecutivos de Finanzas.

Germán Ahumada Alduncín es Gerente General de la Compañía y tiene a su cargo la supervisión de las áreas de tecnología de información, planeación estratégica y auditoría interna. El señor Ahumada es Vicepresidente de la ADI y la CANADEVI. El señor Ahumada cursó estudios de ingeniería y construcción en el Instituto Tecnológico de Construcción Ciudad de México y cursó otros estudios en la Escuela Wharton de la Universidad de Pennsylvania y en la Universidad de Stanford

Arturo Hernández Stevens es Director de Recursos Humanos de la Compañía. Anteriormente, el señor Hernández fungió como Vicepresidente de Ventas en México del eIMPAC, como Gerente de Tesorería y Director de Recursos Humanos de Telesistema Mexicano y como Vicepresidente de Mercadotecnia y Ventas de Towmar, entre otros cargos. El señor Hernández cuenta con un título de licenciatura en economía por la Universidad Politécnica de California y con una maestría en administración de empresas por la Universidad de las Américas. Además, ha concluido estudios de postgrado en la Universidad Estatal de Pennsylvania.

Jaime José del Río Castillo es Director de Relaciones con Inversionistas de la Compañía. Anteriormente fue profesor e investigador del departamento de matemáticas del ITAM, y profesor e investigador en la Universidad Estatal de Georgia. El señor del Río también trabajó en el INFONAVIT. El señor del Río cuenta con una maestría en ciencias por la Universidad del Sur de Illinois en Carbondale.

Fernando Calderón Nava es Director Ténico de la Compañía. Anteriormente fungió como Gerente General de Corporación Geo D.F., como Gerente General de Publicidad y Servicios Inmobiliarios de Grupo Arco, como Director de Construcción y Proyectos para el Valle de México del INFONAVIT, como Subdirector de Desarrollo Inmobiliario de Banca Serfin, y como Gerente de Construcción de Grupo ICA. El señor Calderón cuenta con un título de licenciatura por la UNAM y ha concluido estudios de postgrado en administración avanzada en el Instituto para la Alta Dirección de Empresas ("IPADE").

Alfonso López Maldonado es Director de Suministros y Equipo de la Compañía. Anteriormente fungió como Gerente General de Operaciones en Centroamérica y el Caribe de Grupo ICA, donde participó en proyectos de plantas hidroeléctricas y en el desarrollo y la construcción de carreteras, puentes, aeropuertos, sistemas de agua y conjuntos habitacionales. Además, fungió como Director de Construcción de Deere & Company y Ford Motor Company, y como Gerente General de Empresa Corporativa Internacional, S.A. de C.V. El señor López cuenta con un título en ingeniería civil y una maestría en ciencias por el Instituto Politécnico Nacional, y ha concluido estudios de postgrado en la Universidad de Barcelona y el Instituto Fepade en San Salvador.

Vicente Naves Ramos es Director de Operaciones de la Compañía. Actualmente es Vicepresidente de Instituciones Financieras en el Valle de México de la CANADEVI, y anteriormente fungió como Presidente de la División Centro Sur de Pulte México. El señor Naves cuenta con una maestría en administración avanzada por el IPADE.

De conformidad con la Nueva LMV, el director general y los ejecutivos de primer nivel de la Compañía también están obligados a actuar para beneficio de la misma y no de un determinado accionista o grupo de accionistas. Dichos ejecutivos están obligados principalmente a presentar al consejo de administración, para su aprobación, la estrategia de negocios de la Compañía, a presentar al comité de auditoría propuestas en cuanto a los sistemas de control interno, la divulgación de información al público, y el mantenimiento de sistemas y procedimientos contables adecuados. El director general y los ejecutivos de la Compañía también están sujetos a las acciones de responsabilidad aplicables a los consejeros.

Accionistas Principales

La siguiente tabla contiene información sobre la estructura accionaria de la Compañía a la fecha de este Informe:

Accionistas	No. de Acciones	% de participación
Germán Ahumada Russek	84'154,500	25.64%
Luis Felipe Ahumada Russek	84'154,500	25.64
Público Inversionista	159'902,874	48.72
Total	328'211,874	100.00%

Salvo por los señores Germán Ahumada Russek y Luis Felipe Ahumada Russek, a la fecha de este Informe, hasta donde es conocimiento de la Compañía, ninguno de los consejeros o ejecutivos de la Compañía es titular de acciones representativas del capital social de la misma.

Compensaciones

En 2005 el importe total de las compensaciones y prestaciones pagadas a todos los consejeros propietarios, consejeros suplentes, ejecutivos y miembros del comité de auditoría de la Compañía ascendió a $59.5 millones.

Tanto a los Consejeros como Secretario y Comisarios recibieron una remuneración neta de un centenario por cada sesión de consejo a la que asistieron durante 2005. En 2005 las obligaciones laborales ascendieron a $11.9 millones de pesos que corresponde a los planes de pensiones y primas de antigüedad que cubren a los empleados de la Compañía.

La Compañía tiene un plan de pensiones con beneficios definitivos que cubre a todos los empleados que cumplan 65 años de edad, el cual consiste en otorgar una pensión mensual vitalicia con base en el promedio del salario neto de los últimos 12 meses anteriores a la jubilación, más el 2.5% y 0.55% por cada año de servicio.

Asimismo, se tiene un plan que cubre la prima de antigüedad, el cual consiste en un pago único de 12 días por cada año de servicio de acuerdo con la Ley Federal del Trabajo. Adicionalmente el plan cubre otros beneficios en caso de fallecimiento, invalidez, o retiro involuntario con un mínimo de 10 años de servicio. El pasivo relativo y el costo anual de dichos beneficios son calculados por actuario independiente conforme a las bases definidas en los planes utilizando el

método de crédito unitario proyectado, asimismo se tiene establecido un fondo en fideicomiso para cubrir esta obligación.

A la fecha, la Compañía no cuenta con ningún programa de venta de acciones para sus empleados.

Las compensaciones que se otorgan al personal directivo son variables, y dependen directamente de los resultados obtenidos en forma mensual, trimestral y anual, integrando aspectos de corto, mediando y largo plazo y que se encuentran claramente alineados a los objetivos estratégicos de la empresa. La Compañía cuenta con las políticas y lineamientos que establecen los mecanismos y bases para la determinación de los paquetes de prestaciones y bonos de productividad de sus funcionarios.

Comités del Consejo de Administración

De conformidad con lo dispuesto por los estatutos sociales y por la Ley del Mercado de Valores vigente, el consejo de administración de la Compañía ha creado un comité de auditoría, un comité de planeación y finanzas, y un comité de evaluación y compensación. De conformidad con la Nueva LMV, la Compañía deberá modificar la estructura y las facultades de su comité de auditoría y reasignar algunas de sus funciones a un nuevo comité de prácticas societarias.

La Compañía también tiene planeado conservar su comité de planeación y finanzas y su comité de evaluación y compensación, en el entendido de que en la medida en que las facultades de dichos comités caigan dentro de la jurisdicción otorgada por la ley a los comités de auditoría y prácticas societarias, la Compañía reducirá las facultades de los dos primeros.

Comité de Auditoría

La Compañía cuenta con un comité de auditoría que está integrado en su mayoría por consejeros independientes. Entre otras cuestiones, el comité de auditoría es responsable de (i) preparar y presentar al consejo de administración un informe anual de sus actividades, (ii) preparar y presentar al consejo de administración opiniones con respecto a las operaciones con personas relacionadas, (iii) recomendar, cuando lo estime conveniente, la contratación de expertos independientes para que emitan una opinión con respecto a las operaciones con personas relacionadas y otras operaciones que se aparten del curso normal de las actividades de la Compañía, y (iv) coordinar las labores de los auditores internos, externos y el Comisario de la Compañía.

Los miembros actuales del comité de auditoría de la Compañía son Félix Gavito Marco (Presidente), Germán Ahumada Russek, Luis Felipe Ahumada Russek, Germán Ahumada Alduncín, Andrés Massieu Berlanga, Godofredo Rojas Reyes y Roberto Danel Díaz. La Compañía considera que la mayoría de los miembros de este comité, incluyendo a su presidente, son consejeros independientes y expertos financieros.

De conformidad con la Nueva LMV, el comité de auditoría deberá estar integrado exclusivamente por consejeros independientes (con la excepción de que, tratándose de sociedades controladas por una persona o grupo de personas que tengan el 50% o más del capital social, el comité de auditoría se integrará, cuando menos, por mayoría de consejeros independientes siempre que dicha circunstancia sea revelada al público). La Nueva LMV otorga facultades más amplias al comité de auditoría. De conformidad con la Nueva LMV, las facultades del comité de auditoría incluirán (i) evaluar el desempeño de los auditores externos, (ii) discutir los estados financieros de la Compañía, (iii) vigilar los sistemas de control interno,

(iv) evaluar la celebración de operaciones con personas relacionadas, (v) solicitar informes a los directivos relevantes cuando lo considere necesario, (vi) informar al consejo de administración todas aquellas irregularidades de las que adquieran conocimiento, (vii) recibir y analizar los comentarios y observaciones formuladas por los accionistas, consejeros y directivos relevantes, y realizar los actos que a su juicio resulten procedentes en relación con tales observaciones, (viii) convocar asambleas de accionistas, (ix) evaluar el desempeño del director general de la Compañía, y (x) preparar y presentar al consejo de administración un informe anual de sus actividades.

Comité de Prácticas Societarias

De conformidad con la Nueva LMV, la Compañía estará obligada a crear un comité de prácticas societarias que deberá estar integrado exclusivamente por consejeros independientes (con la excepción de que, tratándose de sociedades controladas por una persona o grupo de personas que tengan el 50% o más del capital social, el comité de prácticas societarias se integrará, cuando menos, por mayoría de consejeros independientes siempre que dicha circunstancia sea revelada al público). El comité de prácticas societarias deberá (i) dar opiniones al consejo de administración sobre los asuntos que le competan, (ii) solicitar la opinión de expertos independientes cuando lo juzgue conveniente, (iii) convocar asambleas de accionistas, (iv) apoyar al consejo de administración en la preparación de los informes anuales y el cumplimiento de las obligaciones de entrega de información, y (v) preparar y presentar al consejo de administración un informe anual sobre sus actividades.

Comité de Planeación y Finanzas

La Compañía también cuenta con un comité de planeación y finanzas que es responsable de supervisar las políticas y prácticas de la Compañía en materia financiera, de planeación estratégica y de control de riesgos. El comité de planeación y finanzas está integrado por Marcos Ramírez Miguel (Presidente), Germán Ahumada Russek, Luis Felipe Ahumada Russek, Godofredo Rojas Reyes, Pedro Alonso Angulo, Germán Ahumada Alduncín y Luis Ramón Carazo Preciado.

Comité de Evaluación y Compensación

El comité de evaluación y compensación tiene a su cargo la contratación de los ejecutivos de la Compañía y la determinación de sus compensaciones. Los miembros actuales del comité de evaluación y compensación son Luis Ramón Carazo Preciado (Presidente), Germán Ahumada Russek, Luis Felipe Ahumada Russek, Godofredo Rojas Reyes, Roberto Danel Díaz y Germán Ahumada Alduncín.

d) Estatutos Sociales y Otros Convenios

(Ver la Sección: "Acciones Representativas del Capital Social" – "Compensaciones")

V. MERCADO ACCIONARIO

a) Estructura Accionaria

La siguiente tabla contiene información sobre la estructura accionaria de la Compañía a la fecha de este Informe:

Accionistas	No. de Acciones	% de participación
Germán Ahumada Russek	84'154,500	25.64%
Luis Felipe Ahumada Russek...........	84'154,500	25.64
Público inversionista.........................	159'902,874	48.72
Total...	328'211,874	100.00%

Salvo por los señores Germán Ahumada Russek y Luis Felipe Ahumada Russek, a la fecha de este Informe, hasta donde es conocimiento de la Compañía, ninguno de los consejeros o ejecutivos de la Compañía es titular de acciones representativas del capital social de la misma.

b) Comportamiento de la acción en el Mercado de Valores

De acuerdo con la última información disponible a través de la BMV, el nivel de bursatilidad correspondiente a las Acciones de la Compañía es "8,241". La siguiente tabla muestra los precios mínimo y máximo de cotización de las Acciones en la BMV durante los periodos indicados, así como el volumen promedio diario operado en el mercado:

Periodo	Precio por Acción		Volumen promedio diario
	Mínimo	Máximo	
	(en pesos)		(número de Acciones)
2001	$ 9.90	$ 16.25	322,791
2002	12.69	21.36	534,264
2003	15.01	31.00	444,720
2004	27.93	36.40	597,944
2005	31.90	46.50	659,602
Enero	32.40	40.85	1'081,052
Febrero	39.00	45.21	1'201,370
Marzo	36.10	41.65	564,615
Abril	31.90	37.36	790,870
Mayo	32.60	36.00	524,455
Junio	34.00	37.65	674,555
Julio	36.00	39.61	604,095
Agosto	34.40	40.35	799,057
Septiembre	36.10	41.00	561,557
Octubre	37.00	42.00	491,586
Noviembre	40.05	44.00	360,859
Diciembre	40.10	46.50	320,381
2006			
Enero	44.50	50.20	455,750
Febrero	43.00	50.30	366,963
Marzo	40.10	49.30	1'066,073
Abril	48.45	60.26	825,267
Mayo	43.56	58.99	999,859
Junio (hasta el 9 de junio de 2006, inclusive)	42.75	48.60	725,000

Desde su colocación en bolsa, en septiembre de 1996, Consorcio la Compañía ha reportado 38 trimestres, donde ha cumplido o rebasado las expectativas y compromisos. En estos más de nueve años, el valor de la acción al 13 de junio de 2006 ha tenido una apreciación nominal del 663%, contra el incremento del IPC que fue 414%; es decir, la acción de la Compañía superó en 62% el rendimiento del Indice accionario de la BMV. Al 31 de diciembre de 2005 el precio de la acción cerró en $45.01, teniendo un incremento del 36% durante 2005. A partir de enero de 1999, la acción de la Compañía se incluyó en la conformación del IPC y ha sido reconocida, una vez más en 2005, por la BMV con el premio a la bursatilidad.

VI. PERSONAS RESPONSABLES DE LA INFORMACIÓN CONTENIDA EN EL INFORME

México, D. F. a 26 de junio de 2006

Consorcio ARA, S. A. de C. V. y Subsidiarias.

"Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a Consorcio ARA, S.A. de C.V. contenida en el presente Reporte Anual, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas".

Ing. Germán Ahumada Russek

Director General

C.P. J. Sacramento Soto Solis

Director de Administración y Finanzas

Lic. Karina Hernández Partida

Gerente Legal Corporativo

"El suscrito manifiesta bajo protesta de decir verdad que los estados financieros al 31 de diciembre de 2005 y 2004 y por los años que terminaron en esas fechas que contiene el presente reporte anual, fueron dictaminados de acuerdo con las normas de auditoría generalmente aceptadas. Asimismo, manifiesta que, dentro del alcance del trabajo realizado para dictaminar los estados financieros antes mencionados, no tiene conocimiento de información financiera relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas.

C.P.C. Mario Chavero González

Galaz, Yamazaki, Ruíz Urquiza, S. C.
Firma miembro de Deloitte Touche Tohmatsu

CARLOS HERNANDEZ MAGALLANES
Contador Público

DICTAMEN DEL COMISARIO

México, D.F., a 17 de Marzo de 2006

A LA ASAMBLEA GENERAL DE ACCIONISTAS DE
CONSORCIO ARA, S.A. DE C.V.

En mi carácter de Comisario y en cumplimiento de lo dispuesto en el Artículo 166 de la Ley General de Sociedades Mercantiles y en los Estatutos Sociales de Consorcio ARA, S.A. de C.V., rindo a ustedes mi dictamen sobre la veracidad, suficiencia y razonabilidad de la información financiera individual y consolidada que ha presentado a ustedes el H. Consejo de Administración, en relación con la marcha de la Sociedad por el año que terminó el 31 de diciembre de 2005.

Al respecto, me permito informarles lo siguiente:

1. La información contable presentada a ustedes por el H. Consejo de Administración de esta sociedad cumple con las políticas y criterios contables y de información establecidos en los estatutos sociales y la legislación particular que le es aplicable a la misma y son adecuados y suficientes para evaluar la posición financiera, contable y administrativa de la propia empresa;

2. Tales políticas y criterios han sido aplicados en forma consistente en la información presentada a ustedes por el H. Consejo de Administración.

Por otra parte, me permito informarles que he asistido a las Asambleas de Accionistas y juntas de Consejo de Administración a las que he sido convocado y he obtenido de los Directores y Administradores toda la información sobre las operaciones, documentos y registros que juzgué necesario investigar para rendir el informe contenido en los incisos anteriores.

En mi opinión, los criterios y políticas contables y de información seguidos por la Sociedad y considerados por los Administradores para preparar la información financiera individual y consolidada presentada por los mismos a esta Asamblea, son adecuados, suficientes y se aplicaron en forma consistente con el ejercicio anterior; por lo tanto, la información financiera individual y consolidada presentada por los Administradores refleja en forma veraz, suficiente y razonable la situación financiera de Consorcio ARA, S.A. de C.V. al 31 de diciembre de 2005, y los resultados de sus operaciones, las variaciones en su Capital Contable y los cambios en su situación financiera por el año que terminó en esa fecha, de conformidad con los principios de contabilidad generalmente aceptados en México.

C.P. Carlos Hernández Magallanes
Comisario

World Trade Center México
Montecito No. 38, Piso 29, Oficina 32, Col. Nápoles, C.P. 03810 México, D.F.
Tel. y Fax: 5488 12 12 – 5488 12 11

VII. ANEXOS

Consorcio ARA, S. A. de C. V. y Subsidiarias

Estados financieros consolidados por los años que terminaron el 31 de diciembre de 2005 y 2004, y Dictamen de los auditores independientes del 17 de marzo de 2006

Consorcio ARA, S. A. de C. V. y Subsidiarias

Dictamen de los auditores independientes y estados financieros consolidados 2005 y 2004

Contenido **Página**

Deloitte

Galaz, Yamazaki,
Ruiz Urquiza, S.C.
Paseo de la Reforma 505
Piso 28
Colonia Cuauhtémoc
06500 México, D.F.
México

Tel: +52 (55) 5080 6000
Fax: +52 (55) 5080 6001
www.deloitte.com/mx

Dictamen de los auditores independientes al Consejo de Administración y Accionistas de Consorcio ARA, S. A. de C. V. y Subsidiarias

Hemos examinado los balances generales consolidados de Consorcio ARA, S. A. de C. V. y Subsidiarias (la "Compañía") al 31 de diciembre de 2005 y 2004, y los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera, que les son relativos, por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas en México, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados en México. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Consorcio ARA, S. A. de C. V. y Subsidiarias al 31 de diciembre de 2005 y 2004, y los resultados de sus operaciones, las variaciones en el capital contable y los cambios en la situación financiera, por los años que terminaron en esas fechas, de conformidad con los principios de contabilidad generalmente aceptados en México.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
Miembro de Deloitte Touche Tohmatsu

C. P. C. Mario Chavero González

17 de marzo de 2006

Member of
Deloitte Touche Tohmatsu

Consorcio ARA, S. A. de C. V. y Subsidiarias

Balances generales consolidados

Al 31 de diciembre de 2005 y 2004
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2005)

Activo	**2005**	**2004**
Activo circulante:		
Inversiones temporales y efectivo	$ 1,612,331	$ 1,267,880
Clientes - Neto	2,149,262	1,418,567
Cuentas por cobrar a asociadas	2,244	36,837
Inventarios	4,434,560	4,774,650
Otros activos	82,699	86,392
Total del activo circulante	8,281,096	7,584,326
Documentos por cobrar a asociadas	160,047	109,551
Terrenos para futuras construcciones	748,688	451,543
Activo intangible por obligaciones laborales al retiro	10,477	1,389
Inversión en acciones de compañías asociadas	27,239	36,946
Inmuebles, maquinaria y equipo – Neto	484,479	527,673
Total	$ 9,712,026	$ 8,711,428
Pasivo y capital contable		
Pasivo circulante:		
Préstamos de instituciones financieras	$ 25,000	$ -
Proveedores	441,623	275,786
Impuestos y gastos acumulados	299,595	253,383
Anticipos de clientes	265,566	334,320
Impuesto sobre la renta	49,304	73,632
Participación de los trabajadores en las utilidades	1,780	1,472
Total del pasivo circulante	1,082,868	938,593
Proveedores de terrenos a largo plazo	32,149	51,977
Obligaciones por contratos de arrendamiento financiero	43,155	74,817
Obligaciones laborales al retiro	11,942	1,389
Otros pasivos a largo plazo	14,589	14,589
Impuesto sobre la renta diferido	1,775,211	1,691,583
Total del pasivo	2,959,914	2,772,948
Compromisos		
Capital contable:		
Capital social	985,856	986,552
Prima en suscripción de acciones	525,922	525,922
Reserva para la adquisición de acciones propias	69,808	92,026
Prima en recolocación de acciones recompradas	22,352	21,438
Utilidades retenidas	6,334,191	5,388,759
Insuficiencia en la actualización del capital contable	(349,730)	(237,154)
Efecto acumulado de impuesto sobre la renta diferido	(861,628)	(861,628)
Capital contable mayoritario	6,726,771	5,915,915
Interés minoritario en subsidiarias consolidadas	25,341	22,565
Total del capital contable	6,752,112	5,938,480
Total	$ 9,712,026	$ 8,711,428

Las notas adjuntas son parte de los estados financieros consolidados.

Consorcio ARA, S. A. de C. V. y Subsidiarias

Estados consolidados de resultados

Por los años que terminaron el 31 de diciembre de 2005 y 2004
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2005, excepto utilidad básica por acción que se expresa en pesos)

	2005	2004
Ingresos	$ 6,773,389	$ 5,970,194
Costos	4,816,077	4,235,043
Utilidad bruta	1,957,312	1,735,151
Gastos generales y de administración	513,756	459,448
Utilidad de operación	1,443,556	1,275,703
Otros ingresos – Neto	20,908	3,543
Ingreso (costo) integral de financiamiento:		
Gasto por intereses	(52,503)	(79,871)
Ingreso por intereses	115,624	71,314
Pérdida por posición monetaria	(24,685)	(24,891)
Ganancia cambiaria – Neta	3,017	3,656
	41,453	(29,792)
Participación en los resultados de compañías asociadas	3,942	22,010
Utilidad antes de impuesto sobre la renta y participación de los trabajadores en las utilidades	1,509,859	1,271,464
Impuesto sobre la renta	413,695	222,969
Participación de los trabajadores en las utilidades	1,637	1,397
Utilidad neta consolidada	$ 1,094,527	$ 1,047,098
Utilidad neta mayoritaria	$ 1,089,980	$ 1,042,901
Utilidad neta minoritaria	4,547	4,197
Utilidad neta consolidada	$ 1,094,527	$ 1,047,098
Utilidad básica por acción	$ 3.32	$ 3.18
Promedio ponderado de acciones en circulación	328,018,616	328,053,974

Las notas adjuntas son parte de los estados financieros consolidados.

Consorcio ARA, S. A. de C. V. y Subsidiarias

Estados consolidados de variaciones en el capital contable

Por los años que terminaron el 31 de diciembre de 2005 y 2004
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2005, excepto importes por acción que se expresan en pesos.)

	Capital social	Prima en suscripción de acciones	Reserva para la adquisición de acciones propias	Prima en recolocación de acciones recompradas	Utilidades retenidas	Insuficiencia en la actualización del capital contable	Efecto acumulado de impuesto sobre la renta diferido	Interés minoritario en subsidiarias consolidadas	Capital contable
Saldos al 1 de enero de 2004	$ 985,999	$ 525,922	$ 81,279	$ 20,449	$ 4,345,858	$ (162,539)	$ (861,628)	$ 18,641	$ 4,953,981
Recolocación de acciones propias – Neto	553	-	10,747	989	-	-	-	-	12,289
Utilidad integral	-	-	-	-	1,042,901	(74,615)	-	3,924	972,210
Saldos al 31 de diciembre de 2004	986,552	525,922	92,026	21,438	5,388,759	(237,154)	(861,628)	22,565	5,938,480
Recompra de acciones propias - Neto	(698)	-	(22,216)	914	-	-	-	-	(22,000)
Dividendos pagados $0.43 pesos por acción	-	-	-	-	(144,548)	-	-	-	(144,548)
Utilidad integral	-	-	-	-	1,089,980	(112,576)	-	2,776	980,180
Saldos al 31 de diciembre de 2005	$ 985,856	$ 525,922	$ 69,808	$ 22,352	$ 6,334,191	$ (349,730)	$ (861,628)	$ 25,341	$ 6,752,112

Las notas adjuntas son parte de los estados financieros consolidados.

Consorcio ARA, S. A. de C. V. y Subsidiarias

Estados consolidados de cambios en la situación financiera

Por los años que terminaron el 31 de diciembre de 2005 y 2004
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2005)

	2005	2004
Operación:		
Utilidad neta consolidada	$ 1,094,527	$ 1,047,098
Más (menos) partidas que no requirieron (generaron) la utilización de recursos:		
Depreciación	82,118	77,810
Impuesto sobre la renta diferido	83,628	(29,798)
Obligaciones laborales al retiro	1,465	-
Participación en los resultados de compañías asociadas	(3,942)	(22,010)
	1,257,796	1,073,100
Cambios en activos y pasivos de operación:		
(Aumento) disminución en:		
Clientes – Neto	(730,695)	(37,576)
Cuentas por cobrar a asociadas	29,382	(14,738)
Inventarios y terrenos para futuras construcciones	(71,402)	(862,203)
Otros activos	3,693	9,190
Aumento (disminución) en:		
Proveedores	146,009	132,138
Impuestos y gastos acumulados	41,609	45,391
Anticipos de clientes	(68,754)	22,269
Impuesto sobre la renta	(24,328)	38,176
Participación de los trabajadores en las utilidades	308	169
Recursos generados por la operación	583,618	405,916
Financiamiento:		
Préstamos de instituciones financieras	1,160,000	723,310
Obligaciones por contratos de arrendamiento financiero	14,383	46,158
Pagos a instituciones financieras	(1,135,000)	(723,310)
Pagos de obligaciones de contratos de arrendamiento financiero	(41,442)	(41,575)
Dividendos pagados	(144,548)	-
Variación en reserva y prima en recolocación de acciones propias	(22,000)	12,289
Recursos (utilizados en) generados por actividades de financiamiento	(168,607)	16,872
Inversión:		
Inversión en inmuebles, maquinaria y equipo	(38,924)	(93,047)
Documentos por cobrar a asociadas	(77,608)	(33,738)
Documentos cobrados a asociadas	32,323	-
Inversión en acciones de compañías asociadas	13,649	(5,583)
Recursos utilizados en actividades de inversión	(70,560)	(132,368)
Inversiones temporales y efectivo:		
Aumento	344,451	290,420
Saldo al inicio del año	1,267,880	977,460
Saldo al final del año	$ 1,612,331	$ 1,267,880

Las notas adjuntas son parte de los estados financieros consolidados.

Consorcio ARA, S. A. de C. V. y Subsidiarias

Notas a los estados financieros consolidados

Por los años que terminaron el 31 de diciembre de 2005 y 2004
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2005)

1. Actividades

Consorcio ARA, S. A. de C. V. y Subsidiarias (la "Compañía"), se dedica a la compra de terrenos, el diseño de desarrollos habitacionales tanto de interés social, medio y residencial, y a la construcción, promoción y comercialización de los mismos desarrollos industriales y turísticos, así como al arrendamiento de unicentros y minicentros comerciales.

La Compañía lleva a cabo la construcción de sus desarrollos habitacionales mediante la contratación de servicios de construcción por medio de contratos de obra. Dichos contratos obligan al subcontratista a ejecutar por sí mismo o por medio de terceros la obra convenida de acuerdo a las especificaciones técnicas requeridas por la Compañía.

2. Bases de presentación

a. ***Consolidación de estados financieros*** **-** Los estados financieros consolidados incluyen los de Consorcio ARA, S. A. de C. V. ("ARA") y los de sus subsidiarias. La participación accionaria de ARA en sus subsidiarias al 31 de diciembre 2005 se muestra a continuación. Los saldos y operaciones intercompañías importantes, han sido eliminados en estos estados financieros consolidados.

Grupo o Subsidiarias	Participación
Consorcio de Ingeniería Integral, S. A. de C. V. (CIISA)	99.6%
Proyectos Urbanos Ecológicos, S. A. de C. V. (PUESA)	99.9%
Constructora y Urbanizadora ARA, S. A. de C. V. (CUARA)	99.9%
Inmobiliaria ACRE, S. A. de C. V. (ACRE)	99.1%
Asesoría Técnica y Administrativa GAVI, S. A. de C. V. (GAVI)	99.9%
Comercialización y Ventas, S. A. (COVENSA)	98.0%
Promotora y Desarrolladora de Centros Comerciales, S. A. de C. V. (PDCC) (1)	99.9%
Desarrollos Inmobiliarios Turísticos ARA, S. A. de C. V. (DITA) (2)	100.0%
Consorcio ARA, LLC (3)	100.0%

(1) La Compañía constituyó a PDCC con una participación del 99.9% quien a su vez consolida con otras subsidiarias de quienes posee el 99.9% de las acciones. Dichas compañías son: Operadora de Unicentros y Locales Comerciales, S. A. de C. V., Complejo de Comercio las Américas, S. A. de C. V. y Complejo Comercial Ecatepec, S. de R. L. quienes se dedican al arrendamiento de unicentros y minicentros comerciales, de los cuales se planea su construcción desde el inicio de los desarrollos habitacionales.

(2) El 7 de julio de 2004, la Compañía constituyó a DITA (en etapa preoperativa), quien se dedicará a la adquisición, compraventa, arrendamiento, construcción, comercialización y administración de tiempos compartidos y campos de golf.

(3) El 22 de febrero de 2005, la Compañía constituyó a Consorcio ARA, LLC con oficinas de representación en las ciudades de Nueva York y Chicago, Estados Unidos de Norteamérica, con el objeto de promocionar y comercializar los desarrollos habitacionales en México para residentes mexicanos en ese país. Las inversiones en asociadas en las cuales la Compañía tiene influencia significativa, pero no tiene control, se valúan utilizando el método de participación, que incluye el costo más la participación de la Compañía en las utilidades no distribuidas posteriores a la adquisición y la actualización del capital contable. Esta actualización es inherente al método de participación, ya que los estados financieros de la empresa en la que se realiza la inversión también se preparan conforme al Boletín B-10.

b. ***Utilidad integral*** - La utilidad integral que se presenta en los estados de variaciones en el capital contable adjuntos, es la modificación del capital contable durante el ejercicio por conceptos que no son distribuciones a los accionistas o movimientos del capital contribuido; se integra por la utilidad neta del ejercicio más otras partidas que representan una ganancia o pérdida del mismo periodo, que de conformidad con los principios de contabilidad generalmente aceptados en México se presentan directamente en el capital contable, sin afectar el estado de resultados. En 2005 y 2004, las otras partidas de utilidad integral están representadas por la insuficiencia en la actualización del capital contable y por el resultado de la inversión de los accionistas minoritarios.

c. ***Reclasificaciones*** - Los estados financieros por el año que terminó el 31 de diciembre de 2004 han sido reclasificados en ciertos rubros para conformar su presentación con la utilizada en 2005.

3. **Resumen de las principales políticas contables**

Las políticas contables que sigue la Compañía están de acuerdo con los principios de contabilidad generalmente aceptados en México, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice determinados supuestos para valuar algunas de las partidas de los estados financieros y para efectuar las revelaciones que se requieren en los mismos. Sin embargo los resultados reales pueden diferir de dichas estimaciones. La administración de la Compañía considera que las estimaciones y supuestos utilizados fueron los adecuados en las circunstancias. Las principales políticas contables seguidas por la Compañía son las siguientes:

a. ***Cambio en política contable:***

Indemnizaciones al termino de la relación laboral - A partir del 1 de enero de 2005, la Compañía adoptó la nueva disposición del Boletín D-3, Obligaciones laborales ("D-3"), relativa al reconocimiento del pasivo por indemnizaciones por terminación de la relación laboral por causas distintas de reestructuración, las cuales se registran conforme al método de crédito unitario proyectado, con base en cálculos efectuados por actuarios independientes. El D-3 permite la opción de reconocer en forma inmediata en los resultados del ejercicio el activo o pasivo de transición que resulte, o su amortización de acuerdo a la vida laboral remanente promedio de los trabajadores. Hasta 2004, las indemnizaciones por este concepto se cargaban a los resultados cuando se tomaba la decisión de pagarlas. El pasivo acumulado al 1 de enero de 2005, determinado por actuarios independientes, asciende a $10,036, que la Compañía optó por reconocerlo como un pasivo de transición, junto con un activo de transición por la misma cantidad.

b. ***Reconocimiento de los efectos de la inflación*** - La Compañía reconoce los efectos de la inflación actualizando sus estados financieros en términos de pesos de poder adquisitivo de la fecha del último balance general que se presenta. En

consecuencia, los estados financieros del año anterior que se presentan para efectos comparativos, también han sido actualizados en términos del mismo poder adquisitivo y sus cifras difieren de las originalmente presentadas. El reconocimiento de los efectos de la inflación resulta principalmente, en ganancias o pérdidas por inflación sobre partidas no monetarias y monetarias, que se presentan en los estados financieros bajo los dos rubros siguientes:

Insuficiencia en la actualización del capital contable - Se integra del resultado por posición monetaria acumulado hasta la primera actualización y pérdida por tenencia de activos no monetarios que representa el cambio en el nivel específico de precios de los terrenos que se incrementó por debajo de la inflación.

Pérdida en posición monetaria - Representa la erosión del poder adquisitivo de las partidas monetarias originada por la inflación; se calcula aplicando factores derivados del Índice Nacional de Precios al Consumidor ("INPC") a la posición monetaria neta mensual. La pérdida se origina de mantener una posición monetaria activa neta.

c. ***Instrumentos financieros*** - La Compañía clasifica sus inversiones en instrumentos financieros de deuda o de capital al momento de su adquisición, en instrumentos con fines de negociación o disponibles para la venta, y los valúa a valor razonable. El valor razonable se determina considerando los precios cotizados en mercados reconocidos.

Los instrumentos financieros que se clasifican con fines de negociación se adquieren con la finalidad de realizarlos a corto plazo, tienen alta liquidez y las fluctuaciones en valuación se registran en los resultados del ejercicio.

Los rendimientos y costos de los instrumentos financieros se reconocen en los resultados del ejercicio en que se devengan. Los dividendos que provienen de instrumentos financieros de capital se reconocen en los resultados del mismo ejercicio en el que se afecta el valor razonable del instrumento por dichos dividendos.

d. ***Inventarios, terrenos para futuras construcciones y costos:***

1. Las obras en proceso y materiales para construcción, se valúan a su costo de adquisición y se actualizan utilizando un índice de inflación interno conforme a los insumos de los materiales de construcción. El saldo de esta cuenta representa el avance de obra en función al costo real incurrido. El costo se actualiza aplicando el índice de inflación interno a las obras en proceso y materiales incurridos conforme el porciento de avance de obra ejecutada.
2. Los terrenos en proceso y la reserva territorial para futuras construcciones se valúan a su costo de adquisición y se actualizan a su valor de reposición determinado por peritos independientes. El costo se actualiza aplicando el porciento de avance de obra a los terrenos actualizados a valor de reposición.

e. ***Inmuebles, maquinaria y equipo*** - Se registran al costo de adquisición, y se actualizan mediante factores derivados del INPC. La depreciación se calcula conforme al método de línea recta, con base en la vida útil remanente de los activos, como sigue:

	Años promedio 2005	2004
Edificio	37	38
Maquinaria y equipo	8	9
Equipo de transporte	3	4
Mobiliario y equipo de oficina	7	7

f. ***Deterioro de activos de larga duración en uso*** - La Compañía revisa el valor en libros de los activos de larga duración en uso, ante la presencia de algún indicio de deterioro que pudiera indicar que el valor en libros de los mismos pudiera no ser recuperable, considerando el mayor del valor presente de los flujos netos de efectivo futuros o el precio neto de venta en el caso de su eventual disposición. El deterioro se registra considerando el importe del valor en libros que exceda al mayor de los valores antes mencionados. Los indicios de deterioro que se consideran para estos efectos, son entre otros, las pérdidas de operación o flujos de efectivo negativos en el periodo si es que están combinados con un historial o proyección de pérdidas, depreciaciones y amortizaciones cargadas a resultados que en términos porcentuales, en relación con los ingresos, sean substancialmente superiores a las de ejercicios anteriores, efectos de obsolescencia, reducción en la demanda de los productos que se fabrican, competencia y otros factores económicos y legales.

g. ***Obligaciones laborales al retiro*** - El pasivo por primas de antigüedad, pensiones e indemnizaciones por terminación de la relación laboral a partir de 2005, se registra conforme se devenga, y se calcula por actuarios independientes con base en el método de crédito unitario proyectado utilizando tasas de interés reales. Por lo tanto, se está reconociendo el pasivo que a valor presente, se estima cubrirá la obligación por estos beneficios a la fecha estimada de retiro del conjunto de empleados que labora en la Compañía. Hasta el 31 de diciembre de 2004, las indemnizaciones por terminación de la relación laboral, se cargaban a los resultados cuando se tomaba la decisión de pagarlas.

h. ***Reconocimiento de ingresos y costos*** - La Compañía utiliza el método de porciento de avance de obra ejecutada para reconocer los ingresos y costos en las actividades que realiza como promotor y contratista, mediante el cual los ingresos esperados representados por el precio de venta de las viviendas, son multiplicados por el porciento de avance de obra ejecutada, al resultado obtenido se le aplica el porcentaje de costo esperado en cada desarrollo, la diferencia entre ingreso y el costo así obtenido, constituye el resultado bruto acumulado. De los resultados obtenidos se disminuirán, en su caso, los ingresos y costos reconocidos en ejercicios anteriores para obtener los ingresos y costos del periodo a reconocer en el estado de resultados. El método de porciento de avance de obra ejecutada se aplica cuando se hayan cumplido con las siguientes condiciones:

- El cliente ha entregado su enganche (si se requiere).
- El cliente ha firmado el contrato de compra-venta respectivo, y
- El cliente ha presentado toda la documentación oficial correspondiente que se requiere para obtener un crédito *(i)* en el caso de ventas financiadas por el INFONAVIT y por el Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (FOVISSSTE), el comprador necesita obtener la calificación mínima aprobatoria requerida; ***(ii)*** el cliente ha obtenido de la institución bancaria y/o de la Sociedad Hipotecaria

Federal (SHF) la asignación de su crédito, para la adquisición de la vivienda; *(iii)*, (a) cuando el comprador adquiere el terreno de la Compañía, primero es escriturado y (b) obtiene un préstamo de una institución bancaria para la construcción completa de la casa y el banco comienza a suministrar anticipos a la Compañía en base al avance de obra efectuada y *(iv)* Cofinanciamiento INFONAVIT, el cliente percibe ingresos de 7 a 10.9 salarios mínimos mensuales, obtiene la calificación y presenta la documentación oficial requerida para obtener un crédito, el cual es otorgado conjuntamente por el INFONAVIT y por una Sociedad Financiera de Objeto Limitado (Sofol) y/o un banco.

La Compañía utiliza el método de porciento de avance de obra ejecutada para los costos e ingresos incurridos en las actividades que realiza como contratista, de acuerdo a los contratos que efectúe.

Los costos de los contratos incluyen todos los materiales directos, mano de obra y todos los costos indirectos relacionados con el desarrollo de los proyectos, tales como mano de obra indirecta, compras, equipo, reparaciones y depreciación. Los gastos generales y de administración son cargados a resultados cuando se incurren. Las provisiones para pérdidas en estimaciones o contratos no terminados son reconocidas en el periodo en que son determinadas.

Los ingresos por arrendamiento de unicentros y minicentros comerciales se reconocen conforme se devengan (ver notas 17 y 21).

i. ***Impuesto sobre la renta, impuesto al activo y participación de los trabajadores en las utilidades*** - El impuesto sobre la renta (ISR) y la participación de los trabajadores en las utilidades (PTU), se registran en los resultados del año en que se causan, y se reconoce el ISR diferido proveniente de las diferencias temporales que resultan de la comparación de los valores contables y fiscales de los activos y pasivos, y en su caso, se incluye el beneficio de las pérdidas fiscales por amortizar. El ISR diferido activo, se registra sólo cuando existe alta probabilidad de que pueda recuperarse. Se reconoce la PTU diferida proveniente de las diferencias temporales entre el resultado contable y la renta gravable, sólo cuando se pueda presumir razonablemente que van a provocar un pasivo o beneficio, y no exista algún indicio de que vaya a cambiar esa situación, de tal manera que los pasivos o los beneficios no se materialicen.

El impuesto al activo (IMPAC) pagado que se espera recuperar, se registra como un anticipo de ISR y se presenta en el balance general disminuyendo el pasivo por ISR diferido.

j. ***Operaciones en moneda extranjera*** - Las operaciones en moneda extranjera se registran al tipo de cambio vigente a la fecha de su celebración. Los activos y pasivos monetarios en moneda extranjera se valúan en moneda nacional al tipo de cambio vigente a la fecha de los estados financieros. Las fluctuaciones cambiarias se registran en los resultados.

k. ***Utilidad por acción*** - La utilidad básica por acción ordinaria se calcula dividiendo la utilidad neta mayoritaria entre el promedio ponderado de acciones ordinarias en circulación durante el ejercicio.

4. Inversiones temporales y efectivo

		2005		2004
Inversiones temporales (1)	$	1,465,208	$	1,215,839
Efectivo		147,123		52,041
	$	1,612,331	$	1,267,880

(1) Al 31 de diciembre de 2004, $26,803 se encontraban representados por Certificados Bursátiles de Indemnización Carretera Segregables (CBICS), emitidos por el Banco Nacional de Obras y Servicios Públicos, S. N. C. los cuales generaban una tasa de interés anual del 4%. La Compañía había decidido conservar dichos instrumentos a su vencimiento, sin embargo, durante 2005 decidió realizarlos, obteniendo una ganancia de $2,140 que se encuentra registrada en el ingreso integral de financiamiento.

5. Clientes

		2005		2004
Como promotor:				
Clientes por avance de obra	$	1,750,598	$	1,154,972
Clientes por escrituración		418,150		275,333
Clientes por arrendamiento de locales comerciales		216		350
Como contratista:				
Estimaciones por cobrar		277		4,697
		2,169,241		1,435,352
Estimación para cuentas de cobro dudoso		(2,589)		(3,687)
Estimación para cancelación de contratos		(17,390)		(13,098)
	$	2,149,262	$	1,418,567

Los clientes por avance de obra se integran de acuerdo al tipo de hipoteca, como sigue:

		2005		2004
INFONAVIT	$	846,647	$	810,522
SHF, FOVISSSTE y banca comercial		903,951		344,450
	$	1,750,598	$	1,154,972

6. Inventarios y terrenos para futuras construcciones

a. Los inventarios se analizan como sigue:

	2005	2004
Obras en proceso	$ 1,416,168	$ 1,703,895
Terrenos en proceso de desarrollo	1,485,311	1,508,813
Terrenos para futuras construcciones a corto plazo	1,278,380	1,261,978
Almacén de materiales para construcción	123,410	124,403
Anticipo a proveedores	131,291	175,561
	$ 4,434,560	$ 4,774,650

b. La Compañía sigue la política de localizar y adquirir terrenos cada año, teniendo como objetivo que los terrenos para futuras construcciones puedan tener un periodo de construcción y desarrollo de viviendas, clasificando dentro del corto plazo aquellos terrenos que actualmente se están desarrollando o que se estima se van a desarrollar dentro del siguiente año y a largo plazo aquellos terrenos por los cuales aún no existen planes para su desarrollo.

c. Al 31 de diciembre de 2005, la Compañía tiene terrenos por los que no se ha realizado el traslado de dominio de propiedad sino hasta el momento de su liquidación y se cumplan ciertas condiciones suspensivas.

Fecha de adquisición	Valor de adquisición de los terrenos	Importe por pagar en miles de pesos	Importe por pagar equivalente en miles de dólares americanos
Diciembre 2004 (1)	$ 140,995	$ 66,678	6,270
Diciembre 2004	138,809	16,000	-
Abril 2005	67,575	25,275	2,377
Noviembre 2005	35,896	17,948	-
Diciembre 2005	122,577	56,692	5,331
	$ 505,852	$ 182,593	13,978

(1) Terreno otorgado en garantía hipotecaria para asegurar el pago del mismo.

d. Los montos pendientes de pago en proveedores de terrenos a largo plazo al 31 de diciembre de 2005 y 2004 son de $32,149 y $51,977, respectivamente.

7. Otros activos

	2005	2004
Otras cuentas por cobrar	$ 27,293	$ 22,811
Impuestos por recuperar (principalmente IVA, ISR e IMPAC)	21,038	26,360
Pagos anticipados	17,748	11,284
Depósitos en garantía	16,620	25,937
	$ 82,699	$ 86,392

8. Inversión en acciones de compañías asociadas

Las inversiones en acciones de compañías asociadas que se valúan a través del método de participación son:

Compañía asociada	% de participación	Valor contable de la participación		Participación en los resultados	
		2005	2004	2005	2004
Centro San Miguel, S. de R. L. (1)(2) ("CSM")	50.00	$ 3,992	$ 6,487	$ (3,330)	$ (2,864)
Centro Regional las Américas, S. de R. L. (1)(2) ("CRAS")	50.00	17,289	24,879	6,706	24,874
Habitania Montes de Oca, S. A. de C. V. (3) (No auditada)	33.33	5,958	5,580	566	-
		$ 27,239	$ 36,946	$ 3,942	$ 22,010

(1) El objeto principal de esta inversión es la construcción, comercialización, arrendamiento y administración, de todo tipo de proyectos inmobiliarios incluyendo centros comerciales.

(2) Al 31 de diciembre de 2005 se han registrado eliminaciones contra la inversión en compañías asociadas por la venta de terreno, intereses y prestación de servicios administrativos capitalizados por $23,108.

(3) A partir del 9 de septiembre 2004, la Compañía participa en esta inversión cuyo objeto principal es la planeación, desarrollo, construcción y promoción de un condominio que consta de 44 departamentos.

9. Inmuebles, maquinaria y equipo

	2005	2004
Edificio en condominio	$ 64,437	$ 64,437
Edificio para arrendamiento	35,418	36,688
Maquinaria y equipo	497,654	491,373
Equipo de transporte	54,166	58,097
Mobiliario y equipo de oficina	54,046	52,608
	705,721	703,203
Depreciación acumulada	(389,011)	(348,230)
	316,710	354,973
Terreno	30,645	30,645
Construcción en proceso	-	484
	347,355	386,102
Equipos adquiridos mediante contratos de arrendamiento financiero:		
Maquinaria y equipo	140,384	131,105
Equipo de transporte	60,781	53,170
Mobiliario y equipo de oficina	8,282	3,543
Depreciación acumulada	(72,323)	(46,247)
	137,124	141,571
	$ 484,479	$ 527,673

10. Cuentas y documentos por cobrar a asociadas

		2005		2004
Documentos por cobrar a CSM (1)	$	40,413	$	87,530
Cuentas y documentos por cobrar a CRAS (2)		119,634		35,349
Otras cuentas por cobrar		-		23,509
		160,047		146,388
Menos cuenta por cobrar a corto plazo		-		(36,837)
	$	160,047	$	109,551

(1) Devenga intereses a la tasa anual fija del 18% al 31 de diciembre de 2005 y 2004, el vencimiento de capital e intereses es el 23 de diciembre de 2013. El 2 de diciembre de 2005, CUARA cedió a PDCC los derechos y obligaciones de este contrato.

(2) CRAS tiene celebrado un contrato de crédito con PDCC por $230,000, con fecha límite el 31 de agosto de 2006, para la disposición del mismo. De acuerdo al convenio modificatorio, el vencimiento del contrato será en septiembre de 2014. Al 31 de diciembre de 2005 y 2004 CRAS ha dispuesto de $97,887 y $20,280, respectivamente. Las disposiciones de efectivo del crédito generan intereses a la tasa anual del 21%. CRAS se obliga a destinar los préstamos al desarrollo del proyecto denominado "Centro Comercial las Américas" y demás actividades mercantiles.

11. Instituciones de crédito

La compañía cuenta con líneas de crédito vigentes con diversas instituciones financieras por un total de aproximadamente $1,510,300.

Durante el ejercicio, la Compañía utilizó las líneas de crédito disponiendo de un monto de $1,135,000, el cual fue liquidado antes del 31 de diciembre de 2005.

Al 31 de diciembre de 2005, la Compañía tiene un préstamo quirografario por $25,000 con una tasa de interés anual de 8.65%, que fue pagado el 12 de enero de 2006.

12. Impuestos y gastos acumulados

		2005		2004
Impuestos, excepto impuesto sobre la renta e impuesto al activo	$	18,881	$	13,856
Gastos acumulados		161,760		127,623
Fondos retenidos en garantía		74,644		72,197
		255,285		213,676
Porción circulante de obligaciones por contratos de arrendamiento financiero		44,310		39,707
	$	299,595	$	253,383

13. Anticipos de clientes

Al 31 de diciembre de 2005 y 2004, dentro del saldo de anticipos de clientes existen compromisos de construcción por $15,637 y $76,614, respectivamente.

14. **Obligaciones por contratos de arrendamiento financiero**

a. Obligaciones por contratos de arrendamiento financiero de equipo que tienen tasas que van del 9.88% al 11.52% de interés anual al 31 de diciembre de 2005.

b. Al 31 de diciembre de 2005 y 2004, los compromisos mínimos de pago por arrendamientos capitalizables son:

		2005		2004
Acreedores por contratos de arrendamiento	$	87,465	$	115,837
Intereses no devengados		-		(1,313)
Valor presente de las obligaciones		87,465		114,524
Porción circulante de las obligaciones		(44,310)		(39,707)
Porción a largo plazo de arrendamiento capitalizable	$	43,155	$	74,817

El pasivo por contratos de arrendamiento capitalizable vence como sigue:

Año que terminará el 31 de diciembre de		
2007	$	29,613
2008		10,861
2009		2,681
	$	43,155

15. **Obligaciones laborales al retiro**

El costo neto del periodo por las obligaciones derivadas del plan de pensiones, primas de antigüedad e indemnizaciones por terminación de la relación laboral, ascendió a $11,613 y $3,878 en 2005 y 2004, respectivamente. El pasivo por estos conceptos al 31 de diciembre de 2005 y 2004 fue de $11,942 y $1,389, respectivamente. Por el pasivo al 31 de diciembre de 2005 y 2004, existe un activo de transición por $10,477 y $1,389, respectivamente. Otras revelaciones que requieren las disposiciones contables se consideran poco importantes.

16. Capital contable

a. El capital contable de la Compañía al 31 de diciembre de 2005 y 2004, se analiza como sigue:

	Número de acciones	Valor nominal	Efectos de actualización	Capital contable al 31 de diciembre de 2005
Capital social:				
Capital fijo				
Serie única	327,623,174	$ 436,834	$ 549,022	$ 985,856
Prima en suscripción de acciones	-	219,640	306,282	525,922
Reserva para la adquisición de acciones propias	-	26,576	43,232	69,808
Prima en recolocación de acciones recompradas	-	18,754	3,598	22,352
Utilidades retenidas	-	5,836,320	497,871	6,334,191
Insuficiencia en la actualización del capital contable	-	-	(349,730)	(349,730)
Efecto acumulado de impuesto sobre la renta diferido	-	(634,037)	(227,591)	(861,628)
Interés minoritario en subsidiarias consolidadas	-	24,866	475	25,341
Total	327,623,174	$ 5,928,953	$ 823,159	$ 6,752,112

	Número de acciones	Valor nominal	Efectos de actualización	Capital contable al 31 de diciembre de 2004
Capital social:				
Capital fijo				
Serie única	328,143,174	$ 437,526	$ 549,026	$ 986,552
Prima en suscripción de acciones		219,640	306,282	525,922
Reserva para la adquisición de acciones propias	-	48,680	43,346	92,026
Prima en recolocación de acciones recompradas	-	17,848	3,590	21,438
Utilidades retenidas	-	4,886,786	501,973	5,388,759
Insuficiencia en la actualización del capital contable	-	-	(237,154)	(237,154)
Efecto acumulado de impuesto sobre la renta diferido	-	(634,037)	(227,591)	(861,628)
Interés minoritario en subsidiarias consolidadas	-	20,317	2,248	22,565
Total	328,143,174	$ 4,996,760	$ 941,720	$ 5,938,480

b. De acuerdo con la resolución adoptada en la Asamblea General Ordinaria y Extraordinaria de Accionistas de ARA celebrada el 22 de abril de 2002, se resuelve destinar hasta un 20% del capital contable a la compra de acciones propias en término de lo previsto en el artículo 14 bis 3, fracción I de la Ley de Mercado de Valores.

c. El capital social al 31 de diciembre de 2005 y 2004 esta representando por 328,211,874 acciones ordinarias nominativas, sin expresión de valor nominal, serie única, de suscripción libre, íntegramente suscritas y pagadas.

d. Durante el ejercicio de 2005 y 2004, la compañía efectuó operaciones de compra y venta de acciones propias y por las cuales incurrió en una prima de $914 y $989 respectivamente.

Al 31 de diciembre de 2005, la compañía tenía 588,700 acciones recompradas, las cuales estaban pendientes de colocarse a esa fecha. El valor de mercado de las acciones al 31 de diciembre de 2005 fue de $45.01 por acción.

e. En Asamblea General Ordinaria de accionistas celebrada el 21 de abril de 2005, se decretó y pagó un dividendo por $144,548 ($141,131 pesos históricos), equivalente a $0.43 pesos por acción.

f. Las utilidades retenidas incluyen la reserva legal. De acuerdo con la Ley General de Sociedades Mercantiles, de las utilidades netas del ejercicio debe separarse un 5% como mínimo para formar la reserva legal, hasta que su importe ascienda al 20% del capital social. La reserva legal puede capitalizarse, pero no debe repartirse a menos que se disuelva la sociedad, y debe ser reconstituida cuando disminuya por

cualquier motivo. Al 31 de diciembre de 2005 y 2004, su importe asciende a $197,228 y $194,760, respectivamente.

g. La distribución del capital contable, excepto por los importes actualizados del capital aportado y de las utilidades retenidas fiscales, causará el impuesto sobre la renta sobre dividendos a cargo de la Compañía a la tasa vigente. En el año 2004 la tasa fue del 33%, la cual se redujo al 30% para el año del 2005 y disminuirá en un punto porcentual cada año, hasta llegar al 28% a partir del 2007. El impuesto que se pague por dicha distribución, se podrá acreditar contra el impuesto sobre la renta del ejercicio en el que se pague el impuesto sobre dividendos y en los dos ejercicios inmediatos siguientes, contra el impuesto del ejercicio y los pagos provisionales de los mismos.

h. El capital de aportación que ha generado en forma individual ARA y la utilidad fiscal neta y utilidad fiscal neta reinvertida consolidada, son como sigue:

	2005	2004
Cuenta de capital de aportación	$ 1,309,479	$ 1,309,479
Cuenta de utilidad fiscal neta	1,325,275	731,228
Cuenta de utilidad fiscal neta reinvertida	-	150,468
Total	$ 2,634,754	$ 2,191,175

17. Rentas por cobrar de contratos de arrendamiento

El importe de la rentas proviene de arrendamientos de unicentros y minicentros comerciales, las cuales se establecieron al inicio del contrato y se incrementan conforme a la inflación del año, renovables en forma anual. Al 31 de diciembre de 2005, se tienen contratados arrendamientos con vencimiento anual por un monto aproximado de $9,736.

18. Saldos y operaciones en moneda extranjera

a. La posición monetaria en moneda extranjera al 31 de diciembre es:

	2005	2004
Miles de dólares americanos		
Activos monetarios	5,667	9,203
Pasivos monetarios	(26,117)	(12,050)
Posición pasiva, neta	(20,450)	(2,847)
Equivalente en pesos	$ (217,588)	$ (32,801)

b. Las operaciones en moneda extranjera fueron como sigue:

	2005	2004
	(En miles de dólares americanos)	
Compras y anticipos de terrenos en México	20,117	22,271
Adquisición de equipo	799	3,073

c. Los tipos de cambio vigentes a la fecha de los estados financieros y a la fecha de su emisión fueron como sigue:

	Al 31 de diciembre de	
	2005	2004
Dólar americano	$10.64	$11.15

19. Transacciones con partes relacionadas

La Compañía efectuó transacciones con las compañías asociadas durante el curso normal de sus operaciones, como sigue:

	2005	2004
Ingresos por:		
Venta de terreno	$ 96,129	$ 121,787
Intereses – neto	$ 30,263	$ 14,704
Administración de desarrollos comerciales	$ 13,901	$ -
Servicios administrativos	$ 5,652	$ 960
Comisiones	$ 3,653	$ -
Costos por:		
Venta de terreno	$ 63,484	$ 82,814

20. Impuesto sobre la renta, impuesto al activo y participación de los trabajadores en las utilidades

La Compañía está sujeta al ISR y al IMPAC. El ISR se calcula considerando como gravables o deducibles ciertos efectos de la inflación, tales como la depreciación calculada sobre valores en pesos constantes, se acumula o deduce el efecto de la inflación sobre ciertos pasivos y activos monetarios a través del ajuste anual por inflación, el cual es similar en concepto al resultado por posición monetaria, y a partir de 2005, conforme a las modificaciones a las leyes del ISR e IMPAC publicadas el 1 de diciembre de 2004 aplicables a partir de 2005, a) Se reduce la tasa del ISR a 30% para el año 2005, a 29% en 2006 y a 28% de 2007 en adelante (la tasa en 2004 fue el 33%); b) Para efectos de ISR se deduce el costo de ventas en lugar de las adquisiciones de los inventarios; c) En 2005 se puede optar por acumular en un periodo de 4 a 12 años los inventarios al 31 de diciembre de 2004, determinados con base en las reglas fiscales; al optar por acumular los inventarios el saldo de éstos se deberá disminuir con el saldo no

deducido de los inventarios de la Regla 106 y las pérdidas fiscales por amortizar, y se deduce el costo de ventas de los inventarios conforme se enajenen; d) A partir de 2006 será disminuible en su totalidad la participación a los trabajadores en las utilidades que se pague y e) Se incluyen los pasivos bancarios y con extranjeros para determinar la base gravable del IMPAC.

Por otra parte, el IMPAC se causa a razón del 1.8% del promedio neto de la mayoría de los activos (a valores actualizados) y de ciertos pasivos, y se paga únicamente por el monto en que exceda al ISR del año; cualquier pago que se efectúe es recuperable contra el monto en que el ISR exceda al IMPAC en los diez ejercicios subsecuentes.

a. El ISR y la PTU, se integran como sigue:

	2005	2004
ISR:		
Causado	$ 275,732	$ 166,132
Diferido	194,680	254,173
Efecto en el ISR diferido por reducción de tasas	(45,322)	(199,039)
Variación en la estimación para valuación del impuesto al activo y pérdidas fiscales por recuperar	(11,395)	1,703
	$ 413,695	$ 222,969
PTU causada	$ 1,637	$ 1,397

Para la determinación del ISR diferido al 31 de diciembre de 2005, la Compañía aplicó a las diferencias temporales las diversas tasas que estarán vigentes a partir de 2006, de acuerdo a su fecha estimada de reversión. Adicionalmente, de acuerdo con las disposiciones fiscales en vigor a partir de 2005, la administración de la Compañía decidió optar por acumular el inventario fiscal al 31 de diciembre de 2004 con importe de $5,018,679, en un periodo de 11 años a partir del ejercicio 2005, calculado con base en la rotación del inventario, por lo que se difiere el efecto inicial de la nueva disposición de ya no deducir las adquisiciones de inventarios. El resultado derivado de la aplicación de las diversas tasas se presenta en el cuadro anterior en el rubro Efecto en el ISR diferido por reducción de tasas.

Durante los años que terminaron el 31 de diciembre de 2005 y 2004, algunas compañías amortizaron pérdidas fiscales a valor nominal por un total de $16,534 y $10,520, respectivamente. El correspondiente beneficio por amortización de pérdidas fiscales se disminuyó en la determinación del impuesto sobre la renta diferido.

La tasa efectiva del ISR de 2005 difiere de la tasa legal, debido principalmente a ciertas diferencias permanentes como gastos no deducibles y efectos de inflación.

La conciliación de la tasa del ISR y la tasa efectiva como porciento de la utilidad antes de ISR y PTU del ejercicio de 2004 se muestran a continuación:

	2004
Tasa legal	33.00%
Mas efecto de diferencias permanentes, principalmente gastos no deducibles	2.22
Menos efectos de la inflación	(2.05)
Efecto de ISR diferido por reducción de tasas	(15.63)
Tasa efectiva	17.54%

b. Los principales conceptos que originan el saldo del pasivo por impuesto sobre la renta diferido, son:

ISR diferido activo (pasivo)

	2005	2004
Impuesto sobre la renta diferido activo (pasivo):		
Inventarios y terrenos para futuras construcciones	$ (1,640,427)	$ (1,431,377)
Clientes por avance de obra	(219,276)	(346,507)
Inmuebles, maquinaria y equipo	(57,356)	(60,068)
Anticipos de clientes	65,469	88,759
Estimación para cuentas de cobro dudoso y para cancelación de contratos	5,794	5,035
Otros, neto	62,646	41,743
ISR diferido de diferencias temporales	(1,783,150)	(1,702,415)
Efecto de pérdidas fiscales por amortizar	25,523	26,834
Impuesto al activo pagado por recuperar	14,740	16,979
	40,263	43,813
Estimación para valuación del activo por impuesto sobre la renta diferido (1)	(32,324)	(32,981)
Pasivo a largo plazo neto	$ (1,775,211)	$ (1,691,583)

(1) La estimación para valuación corresponde al impuesto sobre la renta diferido activo de ARA y PDCC generado en forma individual, cuyo beneficio no se registró debido a la incertidumbre de su recuperación.

c. Los beneficios de las pérdidas fiscales pendientes de amortizar y el IMPAC por recuperar por los que ya se ha reconocido parcialmente el activo por ISR diferido y un pago anticipado por ISR, respectivamente, pueden recuperarse cumpliendo con ciertos requisitos. Los años de vencimiento y sus montos actualizados al 31 de diciembre de 2005 son:

Año de vencimiento	Pérdidas amortizables	IMPAC recuperable
2006	$ 10,820	$ -
2007	-	70
2008	-	177
2009	19,964	520
2010	-	2,826
2011	-	2,560
2012	1,957	2,135
2013	11,742	2,336
2014	30,178	2,566
2015	13,348	1,550
	$ 88,009	$ 14,740

21. **Información por segmentos de negocio**

La Compañía opera como promotor, contratista y arrendador, como se explica en la Nota 1. Cierta información respecto a ingresos y costos relativos a tal actividad, es la siguiente:

	2005	2004
Ingresos		
Como promotor	$ 6,750,558	$ 5,936,684
Como contratista	12,318	22,979
Arrendamiento de centros y locales comerciales	10,513	10,531
	$ 6,773,389	$ 5,970,194
Costos		
Como promotor	$ 4,802,343	$ 4,213,827
Como contratista	8,280	15,907
Arrendamiento de centros y locales comerciales	5,454	5,309
	$ 4,816,077	$ 4,235,043

Los ingresos y costos como promotor se integran de acuerdo al tipo de hipoteca, como sigue:

	2005	2004
Ingresos		
INFONAVIT	$ 2,115,792	$ 2,254,297
SHF, FOVISSSTE y banca comercial	4,550,711	3,526,577
Terrenos comerciales	84,055	155,810
	$ 6,750,558	$ 5,936,684
Costos		
INFONAVIT	$ 1,531,631	$ 1,617,988
SHF, FOVISSSTE y banca comercial	3,214,370	2,492,535
Terrenos comerciales	56,342	103,304
	$ 4,802,343	$ 4,213,827

No existen transacciones importantes realizadas entre los diferentes segmentos de negocio.

Los ingresos como promotor, contratista y por arrendamientos de la Compañía son realizados en su totalidad en México.

22. Eventos subsecuentes

a. En Asamblea General Ordinaria de accionistas celebrada el 20 de abril de 2006, se decretó y autorizó el pago de un dividendo por $1,247,205, equivalente a $3.80 pesos por acción.

b. En Asamblea General Extraordinaria de accionistas celebrada el 20 de abril de 2006, se aprobó llevar a cabo una división ("split") de las acciones que se encuentran en circulación, mediante la entrega de cuatro acciones nuevas. El capital social quedará conformado por 1,312,847,796 acciones ordinarias. Asimismo, en dicha Asamblea General Extraordinaria, se acordó la reforma a los estatutos sociales de la Compañía con el fin de incluir en los mismos ciertas disposiciones diseñadas para impedir la adquisición del control de la misma por terceros.

23. Compromisos

a. CIISA celebró un contrato de obra a precio alzado el 18 de marzo de 2005, para la construcción de un campo de Golf en la ciudad de Cuernavaca, Estado de Morelos. El monto total del contrato es de 4,580 miles de dólares americanos, por los que se han pagado estimaciones por 2,039 miles de dólares americanos. La fecha compromiso de entrega es el 1 de mayo de 2006.

b. *Fideicomiso de Garantía y Administración* - La Compañía llevó a cabo un contrato de Fideicomiso de Garantía y Administración para el desarrollo y comercialización de un conjunto habitacional de 765 casas habitación denominado Hacienda la Gloria en Carrillo Puerto, Querétaro. Las principales características del Fideicomiso son:

Participantes - Los participantes son: Lacupuesco, S. A. de C. V. (Fideicomitente y Fideicomisaria A) "Lacupuesco"; Promotora Comercial Diecinueve, S. A. de C. V. (Fideicomitente y Fideicomisaria B) "PC19"; Constructora y Urbanizadora ARA, S. A. de C. V. (Fideicomitente y Fideicomisaria C) "CUARA" y Grupo Financiero Santander Serfín (Fiduciaria) "Santander".

Aportaciones - Las aportaciones al fideicomiso de cada uno de los participantes son como sigue: Lacupuesco aporta el terreno en Querétaro con un valor de $13,585 ($13,148 pesos históricos), CUARA aporta la construcción y comercialización del conjunto habitacional con recursos propios, y PC19 aporta el título de concesión de los derechos de agua.

Contraprestación - Por la venta o transmisión de las unidades habitacionales Lacupuesco recibe 15% y CUARA el 85% sobre el precio de venta.

Vigencia - El contrato tendrá una vigencia 36 meses contados a partir de la fecha de obtención de la licencia de construcción (23 de diciembre de 2003). En caso de que al término de este plazo no se haya concluido el conjunto habitacional, o todavía hubiere casas que no se hayan vendido o transmitido (por estar en proceso de construcción o bien porque ni siquiera se haya iniciado la construcción), Lacupuesco

tendrá la facultad de prorrogar el contrato por 6 meses más, o bien, solicitar la liquidación del 15% pactado de acuerdo al último precio de venta reportado. Al 31 de diciembre de 2005 se han registrado por ciento de avance de obra ejecutada 438 casas por un importe de $656 por vivienda.

c. *Fideicomiso de Garantía y Administración* - En octubre de 2003, la Compañía llevó a cabo un contrato de Fideicomiso de Garantía y Administración para el desarrollo y comercialización de un conjunto habitacional destinado a los trabajadores del Gobierno del Estado de Michoacán y de locales comerciales en Capula, Morelia. El desarrollo se divide en el proyecto ARA, el proyecto SARE, un Área Comercial Básica, un Área Comercial y Tierra Breña. Las principales características del Fideicomiso son:

   Participantes - Los participantes son: Instituto de Vivienda del Estado de Michoacán de Ocampo (Fideicomitente y Fideicomisaria A) "IVEMO"; Consorcio de Ingeniería Integral, S. A. de C. V. (Fideicomitente y Fideicomisaria B) "CIISA"; FISARE, S. A. de C. V. (Fideicomitente y Fideicomisaria C) "FISARE" y Banco Azteca, S. A. (Fiduciaria) "Banco Azteca".

   Aportaciones - Las aportaciones al fideicomiso de cada uno de los participantes son como sigue: IVEMO aporta el terreno en Capula, Morelia (el "inmueble") y la concesión de los derechos de agua, CIISA y SARE aportan cada uno el 50% de la urbanización, edificación y obras internas en los proyectos ARA y SARE, respectivamente.

   Contraprestación - Por la venta o transmisión de las unidades habitacionales en los proyectos ARA y SARE, IVEMO recibe el 8% del precio de venta de cada vivienda, y CIISA y SARE reciben cada uno el 92%, respectivamente.

   El área comercial, Tierra Breña y área comercial básica serán revertidas a IVEMO.

   Vigencia - El fideicomiso tendrá la duración necesaria para el cumplimiento de sus finalidades. IVEMO se reserva la facultad para revertir parte o la totalidad del inmueble siempre y cuando este no haya sido comprometido con terceros adquirentes y restituir los gastos en inversiones que CIISA y SARE hubieren realizado en las obras de urbanización. Al 31 de diciembre de 2005 se han registrado por ciento de avance de obra ejecutada 468 casas por un importe de $259 por vivienda.

d. Se tienen compromisos de asignación de créditos los cuales están determinados en función del número de casas no vendidas, por las cuales la Compañía ha recibido confirmación de la SHF, FOVISSSTE e INFONAVIT, para que una vez seleccionados los compradores que reúnan los requisitos les sean asignados los créditos hipotecarios. Al 31 de diciembre de 2005, las confirmaciones recibidas por la Compañía son para la venta de 30,287 viviendas cuyo precio se estima en $12,325,390.

e. La Compañía arrienda oficinas donde realiza sus actividades administrativas y de venta. Los gastos por renta ascendieron a $13,394 en 2005 y $10,565 en 2004, los contratos de arrendamiento son renovables en forma anual.

f. CIISA celebró un contrato de fideicomiso traslativo de dominio y de administración el 18 de agosto de 2004 con una tienda departamental y Banco J. P. Morgan, S. A. Institución de Banca Múltiple, J. P. Morgan Grupo Financiero, División Fiduciario, mediante el cual se transmite una parte del terreno las Américas a la tienda departamental, en el que se desarrolló el Centro Comercial las Américas.

Las obligaciones para CIISA o su afiliada Centro Regional las Américas, S. de R. L. son entre otras, a) la obligación llevar a cabo a su cargo y por su cuenta la construcción y mejoras del Centro Comercial (excepto la tienda departamental), su estacionamiento incluyendo el de la tienda departamental, de conformidad con el proyecto ejecutivo respectivo; b) en su momento operar el Centro Comercial (excepto por el Almacén de la tienda departamental).

g. *Fideicomiso Traslativo de Dominio* - El 22 de diciembre de 2004, la Compañía celebró un contrato de Fideicomiso Traslativo de Dominio para la adquisición de un inmueble ubicado en Puebla.

Participantes - Los participantes son: Cemex México, S. A. de C. V. (Fideicomitente A) "CEMEX", la Compañía (Fideicomitente B) y Banca Serfin, S. A. Institución de Banca Múltiple, Grupo Financiero Santander Serfin (Fiduciario) "Banca Serfin".

Aportaciones - El patrimonio del fideicomiso se constituye de la siguiente manera:

- La propiedad de un inmueble de 449,755m2 ubicado en Puebla, aportado por CEMEX, así como aquellas obras y mejoras que realice la Compañía.

- Aportaciones en efectivo que obtenga Banca Serfin por la indemnización del inmueble.

- Los planos, permisos, autorizaciones, proyectos y demás documentos y autorizaciones relacionadas con el proyecto a realizar, que aporte la Compañía para efectuar las obras de urbanización y construcción del desarrollo habitacional.

Obligaciones - La Compañía se obliga a cumplir con los contratos de suministro firmados con CEMEX, y para efecto de que sea autorizada la compra-venta y entrega de posesión de los inmuebles fideicomitidos, la construcción y urbanización la realizará con el cemento, y otros materiales, de CEMEX.

Contraprestación - El monto de la contraprestación asignado al inmueble al 31 de diciembre de 2005 es de $244,667. Los pagos pendientes al 31 de diciembre de 2005 son:

Año	Importe
2006	$ 105,558
2007	99,794
Total	$ 205,352

Vigencia - El contrato tendrá una vigencia de cuatro años contados a partir de la fecha de formalización del Fideicomiso. Al concluir el plazo, puede renovarse por los fideicomitentes mediante la suscripción de un convenio con el fiduciario.

a. PDCC celebró un contrato denominado "Framework Agreement" en el que se establecen los lineamientos a seguir para llevar a cabo coinversión en futuros proyectos de construcción y operación de centros comerciales.

i. La Compañía tiene litigios derivados del curso normal de sus operaciones los cuales en la opinión de la Compañía y sus asesores legales no afectarán en forma importante la situación financiera y el resultados de las operaciones, por lo tanto, no ha creado una reserva para cubrir dichas contingencias.

24. Nuevos pronunciamientos contables

El 31 de mayo de 2004, el Instituto Mexicano de Contadores Públicos de México, A. C. ("IMCP") efectuó la entrega formal de la función de la emisión de normas de información financiera al Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A. C. ("CINIF"), en congruencia con la tendencia mundial de que dicha función la desarrolla un organismo independiente. Asimismo, los boletines de principios de contabilidad generalmente aceptados ("PCGA") y circulares emitidos por el IMCP, fueron transferidos al CINIF. El CINIF decidió renombrar los PCGA como Normas de Información Financiera (NIF), y definió que las NIF se conforman de las propias NIF y las Interpretaciones a las NIF que emita, de los boletines de PCGA que no hayan sido modificados, sustituidos o derogados por las nuevas NIF, así como por las Normas Internacionales de Información Financiera aplicables de manera supletoria.

El CINIF estableció como uno de sus objetivos fundamentales, avanzar hacia una mayor convergencia con las normas de información financiera a nivel internacional, por lo que inició sus trabajos con la revisión de los conceptos teóricos contenidos en los PCGA, y estableció el Marco Conceptual ("MC") destinado a servir como sustento para el desarrollo de normas de información financiera y como referencia en la solución de aspectos que surgen en la práctica contable. El MC está constituido por ocho normas de información financiera que integran la serie NIF-A; dicha serie, junto con la NIF B-1, fueron promulgadas el 31 de octubre 2005 y sus disposiciones entran en vigor para los ejercicios que inicien a partir del 1 de enero de 2006, y dejan sin efecto los boletines de la serie A de los PCGA. Las NIF que han sido promulgadas, son:

NIF A-1 Estructura de las Normas de Información Financiera.

NIF A-2 Postulados básicos.

NIF A-3 Necesidades de los usuarios y objetivos de los estados financieros.

NIF A-4 Características cualitativas de los estados financieros.

NIF A-5 Elementos básicos de los estados financieros.

NIF A-6 Reconocimiento y valuación.

NIF A-7 Presentación y revelación.

NIF A-8 Supletoriedad.

NIF B-1 Cambios contables.

Algunos de los principales cambios que establecen estas normas, son:

La NIF A-3, incluye, en adición al estado de cambios en la situación financiera, el estado de flujo de efectivo el cual deberá emitirse cuando lo establezcan las normas particulares. La NIF A-5, incluye una nueva clasificación de ingresos y gastos, en ordinarios y no ordinarios. Los ordinarios se derivan de operaciones y eventos usuales, o sea, los que son propios del giro de la entidad, sean frecuentes o no; los no ordinarios corresponden a operaciones y eventos inusuales, sean frecuentes o no. NIF A-7, *Presentación y revelación.* Requiere que los estados financieros se presenten en forma comparativa, por lo menos con el periodo precedente. Hasta 2004, la presentación de los estados financieros de ejercicios anteriores, era optativa. Se requiere revelar en los estados financieros, la fecha autorizada para la emisión de los estados financieros y el o los nombres de funcionarios u órganos de la administración quienes autorizaron su emisión. La NIF B-1, establece que los cambios en normas particulares, reclasificaciones y correcciones de errores, deben reconocerse en forma retrospectiva, por lo que los estados financieros básicos que se presenten en forma comparativa con el periodo actual que sean afectados, deben ajustarse desde el inicio de periodo más antiguo que se presente.

A la fecha de emisión de estos estados financieros, la Compañía está en proceso de determinar los efectos de estas nuevas normas en su información financiera.

* * * * * *

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA TRIMESTRE: 2 AÑO: 2006

CONSORCIO ARA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

AL 30 DE JUNIO DE 2006 Y 2005

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s01	ACTIVO TOTAL	10,251,750	100	9,436,216	100
s02	ACTIVO CIRCULANTE	9,516,629	93	8,664,800	92
s03	EFECTIVO E INVERSIONES TEMPORALES	1,825,767	18	1,001,692	11
s04	CUENTAS Y DOCUMENTOS POR COBRAR A CLIENTES (NETO)	2,629,476	26	1,948,013	21
s05	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	10,686	0	24,206	0
s06	INVENTARIOS	4,884,630	48	5,571,628	59
s07	OTROS ACTIVOS CIRCULANTES	166,070	2	119,261	1
s08	ACTIVO A LARGO PLAZO	200,148	2	259,404	3
s09	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	171,270	2	204,208	2
s10	INVERSIONES EN ACCIONES DE SUBS. NO CONSOLIDADAS Y ASOC.	28,878	0	55,196	1
s11	OTRAS INVERSIONES	0	0	0	0
s12	INMUEBLES, PLANTA Y EQUIPO (NETO)	524,497	5	512,012	5
s13	INMUEBLES	129,267	1	132,534	1
s14	MAQUINARIA Y EQUIPO INDUSTRIAL	706,342	7	637,783	7
s15	OTROS EQUIPOS	162,371	2	172,993	2
s16	DEPRECIACION ACUMULADA	475,717	5	431,298	5
s17	CONSTRUCCIONES EN PROCESO	2,234	0	0	0
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	0	0	0	0
s19	OTROS ACTIVOS	10,476	0	0	0
s20	PASIVO TOTAL	4,101,401	100	3,166,938	100
s21	PASIVO CIRCULANTE	1,272,415	31	1,098,356	35
s22	PROVEEDORES	417,228	10	301,879	10
s23	CREDITOS BANCARIOS	121,428	3	154,770	5
s24	CREDITOS BURSATILES	0	0	0	0
s25	IMPUESTOS POR PAGAR	68,406	2	1,118	0
s26	OTROS PASIVOS CIRCULANTES	665,353	16	640,589	20
s27	PASIVO A LARGO PLAZO	963,054	23	260,614	8
s28	CREDITOS BANCARIOS	874,405	21	0	0
s29	CREDITOS BURSATILES	0	0	0	0
s30	OTROS CREDITOS	88,649	2	260,614	8
s31	CREDITOS DIFERIDOS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	1,865,932	45	1,807,968	57
s33	CAPITAL CONTABLE	6,150,349	100	6,269,278	100
s34	CAPITAL CONTABLE MINORITARIO	23,363	0	23,590	0
s35	CAPITAL CONTABLE MAYORITARIO	6,126,986	100	6,245,688	100
s36	CAPITAL CONTRIBUIDO	1,545,166	25	1,543,022	25
s79	CAPITAL SOCIAL PAGADO	991,447	16	993,025	16
s39	PRIMA EN VENTA DE ACCIONES	553,719	9	549,997	9
s40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
s41	CAPITAL GANADO (PERDIDO)	4,581,820	74	4,702,666	75
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	5,779,837	94	5,828,407	93
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(1,198,017)	(19)	(1,125,741)	(18)
s80	RECOMPRA DE ACCIONES	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA TRIMESTRE: 2 AÑO: 2006

CONSORCIO ARA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s03	EFECTIVO E INVERSIONES TEMPORALES	1,825,767	100	1,001,692	100
s46	EFECTIVO	174,486	10	124,132	12
s47	INVERSIONES TEMPORALES	1,651,281	90	877,560	88
s07	OTROS ACTIVOS CIRCULANTES	166,070	100	119,261	100
s81	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s82	OPERACIONES DISCONTINUADAS	0	0	0	0
s83	OTROS	166,070	100	119,261	100
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	0	0	0	0
s48	GASTOS AMORTIZABLES (NETO)	0	0	0	0
s49	CREDITO MERCANTIL	0	0	0	0
s51	OTROS	0	0	0	0
s19	OTROS ACTIVOS	10,476	100	0	0
s84	ACTIVO INTANGIBLE POR OBLIGACIONES LABORALES	10,476	100	0	0
s85	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s50	IMPUESTOS DIFERIDOS	0	0	0	0
s86	OPERACIONES DISCONTINUADAS	0	0	0	0
s87	OTROS	0	0	0	0
s21	PASIVO CIRCULANTE	1,272,415	100	1,098,356	100
s52	PASIVOS EN MONEDA EXTRANJERA	174,200	14	116,416	11
s53	PASIVOS EN MONEDA NACIONAL	1,098,215	86	981,940	89
s26	OTROS PASIVOS CIRCULANTES	665,353	100	640,589	100
s88	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s89	INTERESES POR PAGAR	0	0	0	0
s68	PROVISIONES	0	0	0	0
s90	OPERACIONES DISCONTINUADAS	0	0	0	0
s58	OTROS PASIVOS CIRCULANTES	665,353	100	640,589	100
s27	PASIVO A LARGO PLAZO	963,054	100	260,614	100
s59	PASIVO EN MONEDA EXTRANJERA	3,065	0	188,009	72
s60	PASIVO EN MONEDA NACIONAL	959,989	100	72,605	28
s31	CREDITOS DIFERIDOS	0	0	0	0
s65	CREDITO MERCANTIL	0	0	0	0
s67	OTROS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	1,865,932	100	1,807,968	100
s66	IMPUESTOS DIFERIDOS	1,852,063	99	1,807,968	100
s91	PASIVOS LABORALES	13,869	1	0	0
s92	OPERACIONES DISCONTINUADAS	0	0	0	0
s69	OTROS PASIVOS	0	0	0	0
s79	CAPITAL SOCIAL PAGADO	991,447	100	993,025	100
s37	NOMINAL	436,018	44	451,466	45
s38	ACTUALIZACION	555,429	56	541,559	55

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA — TRIMESTRE: 2 — AÑO: 2006

CONSORCIO ARA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	5,779,837	100	5,828,407	100
s93	RESERVA LEGAL	0	0	0	0
s43	RESERVA PARA RECOMPRA DE ACCIONES	36,943	1	93,086	2
s94	OTRAS RESERVAS	0	0	0	0
s95	RESULTADO DE EJERCICIOS ANTERIORES	5,127,153	89	5,278,510	91
s45	RESULTADO DEL EJERCICIO	615,741	11	456,811	8
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(1,198,017)	100	(1,125,741)	100
s70	RESULTADO ACUMULADO POR POSICION MONETARIA	72,267	(6)	143,644	(13)
s71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(403,055)	34	(402,149)	36
s96	EFECTO ACUMULADO POR CONVERSION	0	0	0	0
s97	EFECTO ACUMULADO POR VALUACION DE INST. FIN. DERIVADOS	0	0	0	0
s98	RESULTADO POR IMPUESTOS DIFERIDOS	(867,229)	72	(867,236)	77
s99	AJUSTE AL PASIVO ADICIONAL DE OBLIGACIONES LABORALES	0	0	0	0
s100	OTROS	0	0	0	0

CLAVE DE COTIZACIÓN: ARA TRIMESTRE: 2 AÑO: 2006

CONSORCIO ARA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

CONSOLIDADO

DATOS INFORMATIVOS

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
s57	OTROS PASIVOS CIRCULANTES CON COSTO DE (S26)	60,037	42,260
s63	OTROS CREDITOS CON COSTO DE (S32)	70,272	76,378
s72	CAPITAL DE TRABAJO	8,244,214	7,566,444
s73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
s74	NUMERO DE FUNCIONARIOS (*)	62	51
s75	NUMERO DE EMPLEADOS (*)	722	682
s76	NUMERO DE OBREROS (*)	6,808	8,453
s77	NUMERO DE ACCIONES EN CIRCULACION (*)	327,015,974	328,161,874
s78	NUMERO DE ACCIONES RECOMPRADAS (*)	1,195,900	50,000
s101	EFECTIVO RESTRINGIDO (1)	0	0
s102	DEUDA CON COSTO DE ASOCIADAS NO CONSOLIDADAS	171,270	204,208

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA

TRIMESTRE: 2 AÑO: 2006

CONSORCIO ARA, S.A. DE C.V.

ESTADO DE RESULTADOS

DEL 1 DE ENERO AL 30 DE JUNIO DE 2006 Y 2005

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	3,709,198	100	2,991,171	100
r02	COSTO DE VENTAS	2,617,829	71	2,127,234	71
r03	RESULTADO BRUTO	1,091,369	29	863,937	29
r04	GASTOS DE OPERACION	261,035	7	230,795	8
r05	RESULTADO DE OPERACION	830,334	22	633,142	21
r06	COSTO INTEGRAL DE FINANCIAMIENTO	(26,421)	(1)	(22,218)	(1)
r07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	856,755	23	655,360	22
r08	OTROS GASTOS Y PRODUCTOS (NETO)	4,115	0	(340)	0
r44	PARTIDAS ESPECIALES	0	0	0	0
r09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	852,640	23	655,700	22
r10	PROVISIONES PARA IMPUESTOS Y PTU	247,622	7	186,073	6
r11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	605,018	16	469,627	16
r12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	13,101	0	(10,928)	0
r13	RESULTADO NETO POR OPERACIONES CONTINUAS	618,119	17	458,699	15
r14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
r15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	618,119	17	458,699	15
r16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
r17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
r18	RESULTADO NETO	618,119	17	458,699	15
r19	RESULTADO NETO MINORITARIO	2,378	0	1,888	0
r20	RESULTADO NETO MAYORITARIO	615,741	17	456,811	15

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA TRIMESTRE: 2 AÑO: 2006

CONSORCIO ARA, S.A. DE C.V.

ESTADO DE RESULTADOS

DESGLOSE DE PRINCIPALES CONCEPTOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	3,709,198	100	2,991,171	100
r21	NACIONALES	3,709,198	100	2,991,171	100
r22	EXTRANJERAS	0	0	0	0
r23	CONVERSION EN DOLARES (***)	0	0	0	0
r06	COSTO INTEGRAL DE FINANCIAMIENTO	(26,421)	100	(22,218)	100
r24	INTERESES PAGADOS	33,220	(126)	21,093	(95)
r42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
r45	OTROS GASTOS FINANCIEROS	0	0	0	0
r26	INTERESES GANADOS	61,323	(232)	49,002	(221)
r46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
r25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	(3,393)	13	2,582	(12)
r28	RESULTADO POR POSICION MONETARIA	5,075	(19)	3,109	(14)
r10	PROVISIONES PARA IMPUESTOS Y PTU	247,622	100	186,073	100
r32	I.S.R. - IMPAC CAUSADO	173,260	70	66,734	36
r33	I.S.R. - IMPAC DIFERIDO	73,415	30	118,655	64
r34	P.T.U. CAUSADA	947	0	684	0
r35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA

TRIMESTRE: 2 AÑO: 2006

CONSORCIO ARA, S.A. DE C.V.

ESTADO DE RESULTADOS

OTROS CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
r36	VENTAS TOTALES	3,709,198	2,898,985
r37	RESULTADO FISCAL DEL EJERCICIO	0	0
r38	VENTAS NETAS (**)	7,835,442	6,372,052
r39	RESULTADO DE OPERACIÓN (**)	1,650,130	1,365,037
r40	RESULTADO NETO MAYORITARIO (**)	1,255,995	1,153,018
r41	RESULTADO NETO (**)	1,261,062	1,157,695
r47	DEPRECIACION Y AMORTIZACION OPERATIVA	39,402	36,962

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA TRIMESTRE: 2 AÑO: 2006

CONSORCIO ARA, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

DEL 1 DE ABRIL AL 30 DE JUNIO DE 2006 Y 2005

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	1,867,769	100	1,588,795	100
rt02	COSTO DE VENTAS	1,330,385	71	1,129,243	71
rt03	RESULTADO BRUTO	537,384	29	459,552	29
rt04	GASTOS DE OPERACION	141,183	8	124,068	8
rt05	RESULTADO DE OPERACION	396,201	21	335,484	21
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	(9,840)	(1)	(9,577)	(1)
rt07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	406,041	22	345,061	22
rt08	OTROS GASTOS Y PRODUCTOS (NETO)	(2,043)	0	2,151	0
rt44	PARTIDAS ESPECIALES	0	0	0	0
rt09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	408,084	22	342,910	22
rt10	PROVISIONES PARA IMPUESTOS Y PTU	123,446	7	102,639	6
rt11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	284,638	15	240,271	15
rt12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	12,213	1	(5,369)	0
rt13	RESULTADO NETO POR OPERACIONES CONTINUAS	296,851	16	234,902	15
rt14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
rt15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	296,851	16	234,902	15
rt16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
rt17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
rt18	RESULTADO NETO	296,851	16	234,902	15
rt19	RESULTADO NETO MINORITARIO	1,077	0	898	0
rt20	RESULTADO NETO MAYORITARIO	295,774	16	234,004	15

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA

TRIMESTRE: 2 AÑO: 2006

ESTADO DE RESULTADOS TRIMESTRAL

CONSORCIO ARA, S.A. DE C.V.

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	1,867,769	100	1,588,795	100
rt21	NACIONALES	1,867,769	100	1,588,795	100
rt22	EXTRANJERAS	0	0	0	0
rt23	CONVERSION EN DOLARES (***)	0	0	0	0
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	(9,840)	100	(9,577)	100
rt24	INTERESES PAGADOS	25,335	(257)	10,922	(114)
rt42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
rt45	OTROS GASTOS FINANCIEROS	0	0	0	0
rt26	INTERESES GANADOS	31,163	(317)	26,689	(279)
rt46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
rt25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	1,259	(13)	5,713	(60)
rt28	RESULTADO POR POSICION MONETARIA	(5,271)	54	477	(5)
rt10	PROVISIONES PARA IMPUESTOS Y PTU	123,446	100	102,639	100
rt32	I.S.R. - IMPAC CAUSADO	79,045	64	24,387	24
rt33	I.S.R. - IMPAC DIFERIDO	43,927	36	77,912	76
rt34	P.T.U. CAUSADA	474	0	340	0
rt35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA TRIMESTRE: 2 AÑO: 2006

CONSORCIO ARA, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

OTROS CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
rt47	DEPRECIACION Y AMORTIZACION OPERATIVA	22,042	20,211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA TRIMESTRE: 2 AÑO: 2006

CONSORCIO ARA, S.A. DE C.V.

ESTADO DE CAMBIOS

DEL 1 DE ENERO AL 30 DE JUNIO DE 2006 Y 2005

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c01	RESULTADO NETO	618,119	458,699
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC. .	88,220	153,218
c03	FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO	706,339	611,917
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	(147,791)	(773,288)
c05	RECURSOS GENERADOS POR (UTILIZADOS EN) ACTIVIDADES DE OPERACION	558,548	(161,371)
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	1,012,946	142,203
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	(1,280,469)	(145,929)
c08	RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO	(267,523)	(3,726)
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(88,069)	(109,379)
c10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	202,956	(274,476)
c11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	1,622,811	1,276,168
c12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	1,825,767	1,001,692

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA TRIMESTRE: 2 AÑO: 2006

CONSORCIO ARA, S.A. DE C.V.

ESTADO DE CAMBIOS

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	88,220	153,218
c13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	39,402	36,964
c41	+ (-) OTRAS PARTIDAS	48,818	116,254
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	(147,791)	(773,288)
c18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(466,243)	(520,174)
c19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	367,508	(332,059)
c20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(91,193)	(50,786)
c21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(59,624)	156,638
c22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	101,761	(26,907)
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	1,012,946	142,203
c23	+ FINANCIAMIENTOS BANCARIOS	25,015	355,971
c24	+ FINANCIAMIENTOS BURSATILES	1,000,900	0
c25	+ DIVIDENDOS COBRADOS	0	0
c26	+ OTROS FINANCIAMIENTOS	65,735	2,295
c27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(55,244)	(201,201)
c28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
c29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(23,460)	(14,862)
c42	+ (-) OTRAS PARTIDAS	0	0
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	(1,280,469)	(145,929)
c30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	(817)	25
c31	(-) DIVIDENDOS PAGADOS	(1,248,213)	(145,473)
c32	+ PRIMA EN VENTA DE ACCIONES	(31,439)	(481)
c33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
c43	+ (-) OTRAS PARTIDAS	0	0
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(88,069)	(109,379)
c34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	(1,616)	(28,939)
c35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(76,269)	(17,852)
c36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
c37	+ (-) VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
c38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
c39	+ (-) OTRAS PARTIDAS	(10,184)	(62,588)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA TRIMESTRE: 2 AÑO: 2006

CONSORCIO ARA, S.A. DE C.V.

DATOS POR ACCION

INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL			TRIMESTRE AÑO ANTERIOR		
		IMPORTE			IMPORTE		
d01	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	3.83		$	3.51	
d02	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	0.00		$	0.00	
d03	UTILIDAD DILUIDA POR ACCION (**)	$	0.00		$	0.00	
d04	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	1.89		$	1.36	
d05	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	0.00		$	0.00	
d06	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	0.00		$	0.00	
d07	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	0.00		$	0.00	
d08	VALOR EN LIBROS POR ACCIÓN	$	18.74		$	19.03	
d09	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	3.80		$	0.44	
d10	DIVIDENDO EN ACCIONES POR ACCION		0.00	acciones		0.00	acciones
d11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		2.49	veces		2.02	veces
d12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		13.15	veces		10.93	veces
d13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		0.00	veces		0.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA TRIMESTRE: 2 AÑO: 2006

CONSORCIO ARA, S.A. DE C.V.

RAZONES Y PROPORCIONES

CONSOLIDADO Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
p01	RESULTADO NETO A VENTAS NETAS	16.66	%	15.33	%
p02	RESULTADO NETO MAYORITARIO A CAPITAL CONTABLE (**)	20.49	%	18.46	%
p03	RESULTADO NETO A ACTIVO TOTAL (**)	12.30	%	12.26	%
p04	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	113.32	%	13.80	%
p05	RESULTADO POR POSICION MONETARIA A RESULTADO NETO .	(0.82)	%	(0.67)	%
	ACTIVIDAD				
p06	VENTAS NETAS A ACTIVO TOTAL (**)	0.76	veces	0.67	veces
p07	VENTAS NETAS A ACTIVO FIJO (**)	14.93	veces	12.44	veces
p08	ROTACION DE INVENTARIOS(**)	1.09	veces	0.81	veces
p09	DIAS DE VENTAS POR COBRAR	110.95	dias	101.93	dias
p10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	5.65	%	20.31	%
	APALACAMIENTO				
p11	PASIVO TOTAL A ACTIVO TOTAL	40.00	%	33.56	%
p12	PASIVO TOTAL A CAPITAL CONTABLE	0.66	veces	0.50	veces
p13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	4.32	%	9.61	%
p14	PASIVO A LARGO PLAZO A ACTIVO FIJO	183.61	%	50.89	%
p15	RESULTADO DE OPERACIÓN A INTERESES PAGADOS	24.99	veces	30.01	veces
p16	VENTAS NETAS A PASIVO TOTAL (**)	1.91	veces	2.01	veces
	LIQUIDEZ				
p17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	7.47	veces	7.88	veces
p18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	3.64	veces	2.81	veces
p19	ACTIVO CIRCULANTE A PASIVO TOTAL	2.32	veces	2.73	veces
p20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	143.48	%	91.19	%
	ESTADO DE CAMBIOS				
p21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	19.04	%	20.45	%
p22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(3.98)	%	(25.85)	%
p23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	16.81	veces	(7.65)	veces
p24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(378.63)	%	(3,816.50)	%
p25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	478.63	%	3,916.50	%
p26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	86.60	%	16.32	%

(**) INFORMACION ULTIMOS DOCE MESES

Resumen ejecutivo

Segundo trimestre 2006 (2T06):

Ventas por $ 1,867.8 millones y un incremento del 17.6% con respecto al segundo trimestre de 2005 (2T05). Dichas ventas corresponden a 5,421 unidades, (equivalentes a 8,490 unidades al precio representativo de la industria).

Utilidad bruta alcanzó los $ 537.4 millones, con un margen bruto de 28.8% y se tuvo un crecimiento de 16.9% comparado con el 2T05.

Utilidad de operación de $ 396.2 millones, con un margen de operación del 21.2%, que representa un incremento del 18.1% con respecto al 2T05.

Utilidad neta cerró con $ 296.8 millones y un margen neto de 15.9%, es decir un incremento de 26.4% con respecto al 2T05.

EBITDA de $ 418.2 millones, lo que representa 22.4% con respecto a ventas y un crecimiento de 17.6% comparado con el 2T05.

Precio promedio de las viviendas de $ 340.0 miles; -1.1% menor al del 2T05.

UDM 2006 vs. UDM 2005:

Ventas por $ 7,535.4 millones y un incremento del 18.3% con respecto al mismo periodo del año anterior. Dichas ventas corresponden a 20,297 unidades, (equivalentes a 34,251 unidades al precio representativo de la industria).

Utilidad bruta alcanzó los $ 2,197.5 millones, un margen bruto de 29.2% y un incremento de 18.8%

Utilidad de operación de $ 1,650.1 millones; un margen operativo del 21.9% y un incremento del 20.9%.

Utilidad neta de $ 1,261.1 millones; un margen neto del 16.7% y un incremento del 8.9%.

EBITDA de $ 1,734.9 millones; alcanzó un margen del 23.0% y un incremento del 20.2%.

Precio promedio de las viviendas de $ 371.3 miles de pesos, lo que implica un incremento del 4.8%

Liquidez y recursos de capital

El nivel de efectivo alcanzó $ 1,825.7 millones; las cuentas por cobrar representan 4.3 meses lo que nos coloca como líderes en el sector; una reserva territorial para edificar 134,625 viviendas a plan maestro para operar los próximos cinco años; una deuda con costo de 18.7% a capital contable y un backlog de hipotecas de 33,703 unidades. Todo esto refleja una gran solidez financiera de Consorcio ARA.

Resultados de operación

Ventas

Los ingresos del 2T06 fueron de $ 1,867.8 millones lo que significa un incremento de 17.6% con respecto al 2T05 y 5,421 unidades vendidas, equivalentes a 8,490 unidades al precio representativo de la industria.

El tipo de vivienda Progresiva reportó un volumen de 1,758 unidades vendidas, lo que representa un ingreso por $ 389.7 millones, es decir 128.6% mas que lo reportado el 2T05. Fueron financiadas 959 y 799 viviendas por INFONAVIT y SHF respectivamente. Ha habido un gran impulso a esta línea de negocios por parte de la compañía para estar en concordancia con los planes y programas de financiamiento de la industria hipotecaria mexicana.

El tipo de vivienda de Interés Social reportó 2,828 unidades vendidas y representó ingresos por $ 952.9 millones, de los cuales las ventas con financiamiento INFONAVIT fueron 1,045 unidades y representaron ingresos por $ 342.0 millones. Por su parte, las unidades vendidas a través de la SHF fueron 1,127 alcanzando un monto total de $ 378.6 millones. En lo referente a FOVISSSTE se vendieron 656 viviendas por un ingreso de $ 232.3 millones.

La vivienda tipo Medio registró $ 422.0 millones de ingresos lo que representa un incremento del 15.5%. Se alcanzaron las 791 viviendas vendidas, de las cuales 363 fueron financiadas por la SHF.

En el tipo de vivienda Residencial se alcanzaron ingresos por $ 78.2 millones de pesos, al venderse 44 unidades. Se continuará ofreciendo este tipo de vivienda a un precio de aproximadamente $1.5 millones. Este segmento incluirá en el futuro cercano productos inexistentes en el mercado actual; tal es el caso de un proyecto residencial en el Estado de Morelos el cual incluirá un campo de golf, residencias desarrolladas y lotes adyacentes al fairway.

Otros proyectos inmobiliarios consistentes en la venta de terrenos con servicios en sus diferentes modalidades, ha cobrado relevancia; esta línea de negocios representa $ 19.9 millones, muy superior al 2T05.

Segundo Timestre 2006 (IIT06):

	2o Trim. 2006		2o Trim 2005		VAR.06/05	
	Unid.	Mill.$	Unid.	Mill.$	MILL.$	%
Progresiva	1,758	389.8	840	170.5	219.3	128.5
Interés Social	2,828	952.9	3,111	988.3	(35.4)	(3.5)
Tipo Medio	791	422.0	612	365.3	56.7	15.4
Residencial	44	78.2	33	56.1	22.1	39.3
Total C/Promotor	5,421	1,842.9	4,596	1,580.2	262.7	16.6
Terrenos, rentas de locales y otros	--	24.9	--	8.6	16.3	190.6
TOTAL	5,421	1,867.8	4,596	1,588.8	279.0	17.5

Precios promedio (miles de pesos)
Al 2T06 se registró un decremento en precios promedio de productos de vivienda del 1.1%. Al 2T06 el precio promedio de las viviendas vendidas fue de $ 340.0. Al 2T06 los precios promedios de los cuatro tipos de vivienda fueron: Progresiva $221.7, Interés Social $ 337.0, Tipo Medio $ 533.5 y Residencial $1,777.9, lo cual representa incrementos con respecto al 2T05 de 9.2%, 6.1%, -10.6% y 4.5% respectivamente.

Costo de ventas
Al 2T06 el costo de ventas registró un monto de $ 1,330.4 millones lo que representa el 71.2% con respecto a ventas, y un aumento de 17.8% en comparación con el 2T05.

Utilidad bruta
Al cierre del 2T06 se registraron $ 537.4 millones y se obtuvo un margen bruto de 28.8%, lo que representa un incremento del 16.9% contra el 2T05. Por tipo de producto los márgenes fueron 25.0%, 28.9%, 31.0%, 30.8% y 38.5% que corresponden a Progresiva, Interés Social, Media, Residencial y Terrenos respectivamente.

Gastos de administración
Los gastos de administración, que incluyen sueldos y salarios de personal corporativo, ascendieron a $ 141.2 millones al 2T06, 0.2 puntos menor con respecto al 2T05 debido al incremento en la venta de terrenos durante el trimestre.

Utilidad de operación
La utilidad de operación al 2T06 creció 18.1% en comparación al 2T05, derivado de una combinación del incremento en el volumen de ventas y la mezcla de productos.

EBITDA
Durante el 2T06 Consorcio ARA generó un EBITDA por $418.2 millones (22.4% con respecto a ventas), 17.6% mayor con el correspondiente 2T05, de los cuales sólo 22.0 millones de pesos son producto de la depreciación. El nivel de EBITDA alcanzado permite cubrir el rubro de intereses pagados en más de 16.5 veces.

Costo integral de financiamiento
El costo integral de financiamiento presenta un decremento del 2.8%, en relación con el 2T05, lo cual arroja un ingreso neto de 9.8 millones de pesos. El detalle se muestra a continuación:

	2o.Trim. 2006	2o.Trim. 2005	VAR % 06/05
Intereses Pagados	25.3	10.9	131.9
Intereses Ganados	(31.2)	(26.7)	16.8
Pérdida(Ut)Cambiaria	1.3	5.7	(78.0)
Pérdida(Ut)Monetaria	(5.3)	0.5	(1,205.7)
Cto.Integral de Financ.	(9.8)	(9.6)	2.8

Impuestos

La compañía registró un total de impuestos $ 123.4 millones de pesos, es decir, un incremento del 20.3% con respecto al 2T05, debido básicamente al incremento en la venta de terrenos y a una disminución en la reposición de nuevos terrenos.

Utilidad neta

La utilidad neta durante el 2T06 fue de $ 296.9 millones de pesos con un margen del 15.9%, lo que representa un incremento del 26.4% comparado con 2T05.

La utilidad por acción de los últimos 12 meses es de 3.83.

		UDM
Utilidad Neta	Mayoritaria (pesos)	1,255,995
Acciones	(Promedio)	327,812
UPA		3.83

ESTADO DE RESULTADOS AL SEGUNDO TRIMESTRE DE 2006

	2o.Trim. 2006 Mill.de Pesos	%	2o.Trim. 2005 Mill. de Pesos	%	VAR. 06/05 %
Ingresos	1,867.8	100.0	1,588.8	100.0	17.6
Costo de Vtas	1,330.4	71.2	1,129.2	71.1	17.8
Utilidad Bruta	537.4	28.8	459.6	28.9	16.9
Gastos de Admon.	141.2	7.6	124.1	7.8	13.8
Utilidad de Operac	396.2	21.2	335.5	21.1	18.1
CIF(ingreso)gastos	(9.8)	(0.5)	(9.6)	(0.6)	2.8
Otros(ingresos)gastos	(2.0)	(0.1)	2.2	0.1	(195.5)
(Util)Pérd Part.Asoc	(12.2)	(0.7)	5.4	0.3	(325.9)
Ut.antes de Imp.	420.3	22.5	337.5	21.2	24.5
ISR Diferido	43.9	2.4	77.9	4.9	(43.6)
ISR,IMPAC y PTU	79.5	4.3	24.7	1.6	221.9
Total Impuestos	123.4	6.6	102.6	6.5	20.3
Utilidad Neta	296.9	15.9	234.9	14.8	26.4
Depreciación	22.0	1.2	20.1	1.3	9.5
EBITDA	418.2	22.4	335.6	22.4	17.6

Resultados Últimos Doce Meses (UDM) 2006, 2005
COMPARATIVO DE UNIDADES Y VENTAS

	JUN 06/JUL 05		JUN 05/JUL 04		VAR.06/05	
	Unid.	Mill.$	Unid.	Mill.$	Unid.	%
Progresiva	6,198	1,347.5	2,994	604.8	3,204	107.0
Interés Social	11,271	3,832.7	12,322	3,795.2	(1,051)	(8.5)
Tipo Medio	2,652	1,647.8	2,467	1,447.4	185	7.5
Residencial	176	313.1	196	330.2	(20)	(10.2)
Total como Promotor	20,297	7,141.0	17,979	6,177.5	2,318	12.9
Terrenos, renta de locales y otros		394.4		194.5		
T O T A L	20,297	7,535.4	17,979	6,372.1	2,318	12.9

ESTADO DE RESULTADOS (UDM)

	JUN 06/JUL 05		JUN 05/JUL 04		VAR.06/05
	Mill.de $	%	Mill.de $	%	%
Ingresos	7,535.4	100.0	6,372.1	100.0	18.3
Costo de Ventas	5,338.0	70.8	4,521.7	71.0	18.1
Utilidad Bruta	2,197.4	29.2	1,850.4	29.0	18.8
Gastos de Administración	547.3	7.3	485.3	7.6	12.8
Utilidad de Operación	1,650.1	21.9	1,365.1	21.4	20.9
CIF(ingreso)gastos	(45.9)	(0.6)	(4.5)	(0.1)	920.0
Otros(ingresos)gastos	(16.6)	(0.2)	12.5	0.2	(232.8)
(Util)Pérd Part.Asoc	(28.0)	(0.4)	(14.5)	(0.2)	93.1
Utilidad antes de Impuestos	1,740.6	23.1	1,371.6	21.5	26.9
ISR Diferido	93.6	1.2	42.8	0.7	118.7
ISR, IMPAC y PTU	385.9	5.1	171.1	2.7	125.5
Total Impuestos	479.5	6.4	213.9	3.4	124.2
Utilidad Neta	1,261.1	16.7	1,157.7	18.2	8.9
Depreciación	84.8	1.1	78.1	1.2	8.6
EBITDA	1,734.9	23.0	1,443.2	22.6	20.2

Situación financiera, liquidez y recursos de capital

Efectivo e inversiones temporales
Al 30 de Junio de 2006 el nivel de efectivo e inversiones temporales registró $ 1,825.7 millones, cantidad superior en 82.3% con respecto al 2T05.
El nivel de efectivo mencionado es suficiente para satisfacer oportunamente el pago a proveedores, llevar a cabo la compra de terrenos y realizar eficazmente las operaciones de construcción de vivienda.

Cuentas por cobrar

Se mantienen políticas y sistemas de cobranza eficientes que buscan asegurar la pronta recuperación de cartera. El saldo de cuentas por cobrar asciende a $ 2,629.5 millones y representan 4.3 meses, es decir 0.3 meses arriba respecto del 2T05. Este indicador está en línea con nuestras expectativas para el 2006.

Inventarios

Este rubro asciende a $ 4,884.6 millones, los cuales incluyen la reserva territorial que suma $ 3,361.7 millones y constituye el activo más importante de la empresa. También incluye las obras en proceso y almacén de materiales de construcción por $ 1,522.9 millones. Cabe destacar que contamos con una reserva territorial estratégica, la más extensa de la industria, equivalente a 134,625 viviendas a plan maestro, con una superficie de 35.3 millones de m2 distribuidas en las zonas geográficas de mayor desarrollo económico del país, y en donde se proyecta producir los siguientes tipos de productos de vivienda:

AL 30 DE JUNIO DE 2006
UNIDADES

Progresiva	36,244
Interés Social	78,254
Tipo Medio	14,045
Residencial	6,082
TOTAL	134,625

Tenemos una fuerte presencia en el área metropolitana del Valle de México, la franja norte con las maquiladoras y el sureste turístico del país donde se desarrollarán importantes proyectos de vivienda de interés social y tipo medio. Se continuará el énfasis de nuestra presencia en aquellas regiones donde las variables sociodemográficas indican un alto potencial de desarrollo social y económico, y se encuentra distribuida geográficamente de la siguiente manera:

	Unidades	%
Valle de México	59,686	44.3
Quintana Roo	21,505	16.0
Nuevo León	10,493	7.1
Baja California	9,201	6.8
Jalisco	8,296	6.2
Morelos	4,767	3.6
Veracruz	4,531	3.4
Puebla	3,444	2.6
Sonora	2,822	2.1
Guanajuato	2,699	2.0
Querétaro	2,536	1.9
Michoacán	1,492	1.1
Guerrero	1,551	1.1
Chihuahua	1,160	0.8
Distrito Federal	330	0.3
Sinaloa	72	0.0
Tabasco	40	0.0
T O T A L	134,625	100.0

Actualmente la compañía planea destinar a la línea de negocios de venta de terrenos con servicios una superficie aproximada de 4.4 millones de m2 en los estados de Quintana Roo, México y Morelos, principalmente.

Capacidad instalada
Tenemos una integración vertical que nos permite generar y aprovechar importantes economías de escala. Contamos con la capacidad instalada para producir la totalidad de nuestros requerimientos de concreto, lo que ubica a Consorcio ARA como uno de los principales productores de concreto a nivel nacional.
Al 30 de junio de 2006 el rubro de inmuebles, planta y equipo neto suma un total de $ 524.5 millones de pesos mostrando un incremento del 2.4% con respecto al 2T05. La inversión en maquinaria y equipo fue de $ 75.1 millones de pesos.
La compañía proyecta destinar aproximadamente $ 160 millones, bajo el esquema de arrendamiento financiero, para la adquisición y renovación de su maquinaria y equipo durante el año en curso.

Proveedores
Como apoyo a nuestros proveedores, nos integramos al programa de Cadenas Productivas de Nacional Financiera (NAFINSA), donde pueden acceder a diversos servicios financieros al amparo de la relación comercial que tenemos con ellos. El saldo de proveedores de terrenos y materiales de construcción asciende a $ 417.2 millones al 2T06.

Deuda
Como parte de la estrategia para reforzar la estructura de capital y con objeto de apoyar la operación de nuevos desarrollos, la Compañía contrató un crédito simple por $1,000 millones de pesos, en mayo de 2006; 50% de dicha deuda se contrató a 10 años y el otro 50% restante a 7 años. En ambos casos la tasa de interés anual es de TIIE + 1 punto y 0.97 puntos respectivamente con un techo en la TIIE de hasta 9%.

Adicionalmente seguimos con la estrategia de adquisición de maquinaria y equipo a través de arrendamiento financiero el cual representa $130.3 millones, de los cuales $60 millones corresponden a corto plazo y $70.3 a largo plazo.

La deuda con costo a capital contable es de 18.7%; deuda con costo a activo total de 11.2% y deuda con costo a efectivo e inversiones temporales de 62.2%. Asimismo, contamos con líneas de crédito vigentes con diversas instituciones financieras por un total de $ 3,231.0 millones. El pasivo total a capital contable es de 0.67 veces, lo que refleja una estructura financiera sana.

Impuestos diferidos
Sobre la base del principio contable D-4, el pasivo por impuesto sobre la renta diferido al 30 de junio de 2006 ascendieron a $ 1,852.1 millones. Por este motivo el apalancamiento, calculado como total del pasivo a total de activo, se ubica en 40.0%.

Capital contable
El capital contable de Consorcio ARA alcanzó los $ 6,150.3 millones de pesos al 2T06 debido principalmente por el nivel de utilidad neta registrada en el periodo.

Políticas de tesorería
Consorcio ARA ha implementado una serie de políticas y procedimientos que tienen como objetivo asegurar la correcta administración del flujo de efectivo de cada una de las subsidiarias de manera centralizada.
Mantenemos un control estricto sobre la inversión de excedentes de tesorería invirtiéndolos en instrumentos de alta calidad crediticia.

BALANCE GENERAL al 30 DE JUNIO DE 2006.

	2006 Mill.de Pesos	2005 Mill.de Pesos	VAR. 06/05 %
Activo Total	10,251.7	9,436.2	8.6
Activo Circulante	9,516.6	8,664.8	9.8
Efectivo e Inv. Temporales	1,825.7	1,001.7	82.2
Cuentas por Cobrar	2,629.5	1,972.2	33.3
Inventarios	4,884.6	5,571.6	(12.3)
Otros Activos Circulantes	176.8	119.3	48.2
Activo a Largo Plazo	735.1	771.4	(4.7)
Inmuebles y Equipo	524.5	512.0	2.4
Documento por cobrar a asoc.	171.3	204.2	(16.1)
Part. en Asociadas	28.9	55.2	(47.6)
Activo Intangible por Oblig Lab.	10.4	0.0	100.0
Pasivo Total	4,101.4	3,166.9	29.5
Pasivo Circulante	1,272.4	1,098.4	15.8
Proveedores	417.2	301.9	38.2
Créditos Bancarios	121.4	154.8	(21.5)
Arrendamiento financiero	60.0	42.3	42.1
Impuestos por pagar	68.5	1.1	6,017.6
Otros Pasivos Circulantes	605.3	598.3	1.2
Pasivo a Largo Plazo	2,829.0	2,068.5	36.8
Créditos Bancarios	874.4	0.0	100.0
Otros Créditos	18.4	200.2	(98.8)
Arrendamiento Financiero	70.3	60.4	16.3
I.S.R. Diferido	1,865.9	1,807.9	3.2
Capital Contable	6,150.3	6,269.3	(1.9)

Backlog

Como parte importante en la operación de la empresa, mantenemos un backlog de 33,703 unidades, lo que representa un incremento del 18.2% en comparación con el año anterior, principalmente en los segmentos de INFONAVIT y la SHF.

Esto equivale a poco más de un año de ventas futuras y consideramos que éste es un nivel óptimo, ya que es un backlog de compromisos de hipotecas más no de obra. El detalle se muestra a continuación:

	2o.Trim 2006		2o.Trim 2005		Incremento
	Unid.	Mezcla %	Unid.	Mezcla %	%
Progresiva	3,054	9.1	1,671	5.9	82.7
Interés Social	23,789	70.6	19,849	69.6	19.8
Tipo Medio	6,670	19.8	6,805	23.9	2.0
Residencial	190	0.6	183	0.6	3.8
TOTAL	33,703	100.0	28,508	100.0	18.2

Perspectivas y tendencias
Como política de crecimiento económico el gobierno federal estableció la meta de edificar 750,000 viviendas para el 2006. Organismos como INFONAVIT, SHF, FOVISSSTE, bajo la coordinación de la CONAFOVI, juegan un papel muy destacado en el cumplimiento de esta meta.
La creciente participación de las SOFOLES y la Banca Comercial en el mercado hipotecario seguirá viéndose reflejada en un mayor crecimiento al financiamiento de vivienda de tipo medio y residencial.

La estabilidad y disminución de las tasas de interés ha contribuido a una mayor oferta y competencia de productos hipotecarios lo que a su vez posibilita el crecimiento sostenido del sector vivienda.

Consorcio ARA anunció la mejora sustantiva a su perspectiva de crecimiento anual para 2006: ahora es del 20%. Esto es posible gracias a:

i) la obtención de permisos, licencias y autorización para fraccionamientos habitacionales en los estados de Baja California, Guerrero, Jalisco, Nuevo León y Quintana Roo;
ii) el aumento en el volumen de ventas de viviendas progresiva y de interés social localizadas en el centro y sureste del país, y
iii) la venta de lotes con servicios para zonas comerciales y turísticas a los que se les ha dado gran valor agregado a través del desarrollo de proyectos arquitectónicos, la obtención de licencias y permisos así como la dotación de infraestructura y equipamiento urbano.

Nueva Ley del Mercado de Valores
El 28 de junio del 2006 entró en vigor la Nueva Ley del Mercado de Valores. Dicha ley contempla nuevas disposiciones que deben acatar las empresas que tengan acciones en el Registro Nacional de Valores. La Compañía dará cumplimiento puntual a las nuevas disposiciones que deberán realizarse, entre ellas: cambios a los estatutos sociales, cambio en la denominación social, la creación del Comité de Prácticas Societarias.

Actualmente el Consejo de Administración de Consorcio ARA sigue operando con sus tres comités: i) Auditoría, ii) Planeación y Finanzas y iii) Evaluación y Compensación, con lo cual la empresa mantiene un estricto apego al Código de mejores prácticas de gobierno corporativo.

Nueva Ley de Vivienda
Fué aprobada por el H. Congreso de la Unión la nueva Ley de Vivienda, que sustituye a la Ley Federal de Vivienda que data desde 1984.

Con esta nueva Ley se consolidan las bases para continuar con el esfuerzo de otorgar vivienda a la población y se modifica el esquema de la Ley Federal de Vivienda, que concebía un Estado Constructor, y por lo tanto normaba la actividad del Gobierno Federal en este sentido.

La nueva Ley de Vivienda fortalece el Sistema Nacional de Vivienda, en el cual participan los tres órdenes de gobierno y el sector social y privado. También se instituye el organismo encargado de coordinar, instrumentar y ejecutar la Política Nacional y los programas de vivienda del Gobierno Federal, que se denominará Comisión Nacional de Vivienda. Asimismo, se instituye en Ley al Consejo Nacional de Vivienda, órgano consultor del Ejecutivo Federal, que cuenta con la representación de todos los sectores

involucrados en el sector.
En esta nueva ley se reconoce la necesidad de que el Ejecutivo Federal coordine esfuerzos a través de una Comisión Intersecretarial en la que participan todas las dependencias públicas relacionadas con la actividad en materia de vivienda. Particularmente se fortalece la coordinación entre la federación, estados, Distrito Federal y municipios en relación al tema de suelo para vivienda.

Eventos relevantes del 2T06

Consorcio ARA apoyará el programa Goles con Causa
Junio 9, 2006
Consorcio ARA, S.A. de C.V. (BMV: ARA) Anunció la Fundación ARA, su iniciativa de responsabilidad social, que está dedicada al desarrollo de proyectos inmobiliarios para los segmentos más desprotegidos del país, apoyará el programa goles con causa; de Fundación Televisa, en conjunto con Fideicomiso PROVIVAH y otros patrocinadores, que tiene la meta de construir 50 viviendas para familias de escasos recursos, cada vez que la selección mexicana de futbol avance de etapa en el mundial de futbol Alemania 2006.

De esta manera Consorcio ARA, a través de la Fundación ARA reitera el compromiso que mantiene con las familias mexicanas para mejorar su calidad de vida y construir un México mejor. Bajo la misión de elevar la calidad de vida y mejorar las comunidades, la Fundación ARA está dedicada a hacer vivienda para los más necesitados y personas con capacidades diferentes, quienes no tienen acceso a un crédito hipotecario. A través de Fundación ARA, Consorcio ARA regresa a México parte de lo que le ha ayudado a construir.

Consorcio ARA donará una casa por cada 8 millas recorridas por la primera velerista mexicana en cruzar el Océano Atlántico
Junio 8, 2006

Galia Moss cumple un gran reto deportivo y humano, pues además de convertirse en la primera mujer latinoamericana en cruzar el Océano Atlántico, ayuda a cientos de familias necesitadas a través del programa una milla x un hogar, en colaboración con Fundación ARA, Fundación Televisa, y fideicomiso PROVIVAH, quienes por cada ocho millas recorridas por Galia, donarán una casa entre las tres organizaciones, a una familia desfavorecida. Así, Galia hizo realidad su sueño y el de cientos de personas, pues al recorrer 5 mil 153 millas, se donarán 644 casas, es decir, alrededor de 700 familias serán beneficiadas con esta gran aventura náutica.

Consorcio ARA difiere Oferta Secundaria.
Mayo 31, 2006

Consorcio ARA, S.A. de C.V. (ARA) Informa al público inversionista que debido a la volatilidad que enfrentan los mercados de valores en México y el extranjero, ha decidido posponer la oferta secundaria de acciones previamente anunciada en espera de una situación mas adecuada en los mercados. Agradecemos el interés mostrado por el público inversionista para participar en la oferta y esperamos que las condiciones de los mercados permitan que la misma sea concluida en el futuro próximo.

Consorcio ARA anuncia oferta secundaria de acciones.
Mayo 15, 2006

Consorcio ARA anunció hoy su intención de realizar una oferta de aproximadamente 42.0 millones de acciones ofrecidas por Germán Ahumada Russek y Luis Felipe Ahumada Russek, los accionistas vendedores otorgarán a los intermediarios colocadores una opción por 30 días para adquirir hasta aproximadamente 6.3 millones de acciones adicionales (la opción de sobreasignación). Los accionistas vendedores actualmente tienen el 51.3% de participación en la compañía. Proforma por la oferta y asumiendo que la opción de sobreasignación se ejerciere por completo, los accionistas vendedores continuarán teniendo aproximadamente el 36.6% de la compañía. La compañía no recibirá recursos derivados de la oferta. La oferta tiene como propósito principal incrementar la participación accionaria del público inversionista en la compañía así como fortalecer la liquidez de la acción. Los accionistas vendedores no tienen intenciones de vender acciones adicionales en un futuro inmediato y han expresado su interés por continuar teniendo su participación accionaria en la compañía así como de seguir manejando activamente la compañía. La oferta se realizará únicamente a través de un prospecto de colocación. Merrill Lynch, Co. Inc. actuará como coordinador global e intermediario colocador líder de la oferta internacional; BBVA Bancomer actuará como intermediario colocador líder en México.

La oferta en México únicamente podrá realizarse una vez autorizada por la Comisión Nacional Bancaria y de Valores (la CNBV). ARA y los accionistas vendedores han solicitado la autorización respectiva de la CNBV. La oferta en México se realizará con base en y conforme a lo establecido en el prospecto de colocación cuya publicación sea autorizada por la CNBV. Los valores ofrecidos en la oferta no han sido ni serán registrados bajo la Ley de Valores de Estados Unidos de 1933 (United States Securities Act of 1933 o la ley) y no pueden ser ofrecidos o vendidos en los Estados Unidos, o para la cuenta o beneficio de ciudadanos de Estados Unidos o de cualquier forma distribuidos en los Estados Unidos, sin el debido registro bajo la ley o alguna excepción aplicable de los requerimientos de registro bajo la ley. Este comunicado de prensa no constituye una oferta para vender o una invitación a presentar una oferta para comprar las acciones en los Estados Unidos.

Cualquier comentario e información adicional requerida favor de dirigirlo a:

Jaime del Río
Director de Relación con Inversionistas
(52.55) 5251.4670
jdelrio@ara.com.mx

Aarón Hernández
Relación con Inversionistas
(52.55) 5596.8803
aaron@ara.com.mx

Consorcio ARA, S. A. de C. V. y Subsidiarias
Notas a los estados financieros consolidados
Por los años que terminaron el 30 de Junio de 2006 y 2005
(En miles de pesos de poder adquisitivo del 30 de junio de 2006)

1. Actividades

Consorcio ARA, S. A. de C. V. y Subsidiarias (la Compañía), se dedica a la compra de terrenos, el diseño de desarrollos habitacionales tanto de interés social, medio y residencial, y a la construcción, promoción y comercialización de los mismos desarrollos industriales y turísticos, así como al arrendamiento de unicentros y minicentros comerciales.

La Compañía lleva a cabo la construcción de sus desarrollos habitacionales mediante la contratación de servicios de construcción por medio de contratos de obra. Dichos contratos obligan al subcontratista a ejecutar por sí mismo o por medio de terceros la obra convenida de acuerdo a las especificaciones técnicas requeridas por la Compañía.

2. Bases de presentación

a. Consolidación de estados financieros - Los estados financieros consolidados incluyen los de Consorcio ARA, S. A. de C. V. (ARA) y los de sus subsidiarias. La participación accionaria de ARA en sus subsidiarias al 30 de junio de 2006 se muestra a continuación. Los saldos y operaciones intercompañías importantes, han sido eliminados en estos estados financieros consolidados.

Grupo o Subsidiarias	Participación
Consorcio de Ingeniería Integral, S. A. de C. V.(CIISA)	99.6%
Proyectos Urbanos Ecológicos, S. A. de C. V. (PUESA)	99.9%
Constructora y Urbanizadora ARA, S. A. de C. V. (CUARA)	99.9%
Inmobiliaria ACRE, S. A. de C. V. (ACRE)	99.1%
Asesoría Técnica y Administrativa GAVI, S. A. de C. V. (GAVI)	99.9%
Comercialización y Ventas, S. A. (COVENSA)	98.0%
Promotora y Desarrolladora de Centros Comerciales, S.A. de C.V.(PDCC)(1)	99.9%
Desarrollos Inmobiliarios Turísticos ARA, S. A. de C. V. (DITA) (2)	100.0%
Consorcio ARA, LLC (3)	100.0%

(1) La Compañía constituyó a PDCC con una participación del 99.9% quien a su vez consolida con otras subsidiarias de quienes posee el 99.9% de las acciones. Dichas compañías son: Operadora de Unicentros y Locales Comerciales, S. A. de C. V., quien se dedica al arrendamiento de unicentros y minicentros comerciales, de los cuales se planea la construcción desde el inicio de los desarrollos habitacionales y Servicios Administrativos AraDCD, S.A. de C.V. (antes Complejo de Comercio Las Américas, S.A. de C.V.) quien se dedica a la prestación de servicios profesionales y administrativos a sus partes relacionadas.

Con fecha 25 de mayo de 2006 cambió su denominación social Complejo de Comercio las Américas, S.A. de C.V. por Servicios Administrativos AraDCD, S.A. de C.V.

(2) En 2004, la Compañía constituyó a DITA (en etapa preoperativa), quien se dedicará a la adquisición, compraventa, arrendamiento, construcción, comercialización y administración de tiempos compartidos y campos de golf.

(3) En 2005, la Compañía constituyó a Consorcio ARA, LLC con oficinas de representación en las ciudades de Nueva York y Chicago, Estados Unidos de Norteamérica, con el objeto de promocionar y comercializar los desarrollos habitacionales en México para residentes mexicanos en ese país.

Las inversiones en asociadas en las cuales la Compañía tiene influencia significativa, pero no tiene control, se valúan utilizando el método de participación, que incluye el costo más la participación de la Compañía en las utilidades no distribuidas posteriores a la adquisición y la actualización del capital contable. Esta actualización es inherente al método de participación, ya que los estados financieros de la empresa en la que se realiza la inversión también se preparan conforme al Boletín B-10.

3. Resumen de las principales políticas contables

Las políticas contables que sigue la Compañía están de acuerdo con los principios de contabilidad generalmente aceptados en México, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice determinados supuestos para valuar algunas de las partidas de los estados financieros y para efectuar las revelaciones que se requieren en los mismos. Sin embargo los resultados reales pueden diferir de dichas estimaciones. La administración de la Compañía considera que las estimaciones y supuestos utilizados fueron los adecuados en las circunstancias. Las principales políticas contables seguidas por la Compañía son las siguientes:

a. Reconocimiento de los efectos de la inflación - La Compañía reconoce los efectos de la inflación actualizando sus estados financieros en términos de pesos de poder adquisitivo de la fecha del último balance general que se presenta. En consecuencia, los estados financieros del año anterior que se presentan para efectos comparativos, también han sido actualizados en términos del mismo poder adquisitivo y sus cifras difieren de las originalmente presentadas. El reconocimiento de los efectos de la inflación resulta principalmente, en ganancias o pérdidas por inflación sobre partidas no monetarias y monetarias, que se presentan en los estados financieros bajo los dos rubros siguientes:

Insuficiencia en la actualización del capital contable - Se integra del resultado por posición monetaria acumulado hasta la primera actualización y pérdida por tenencia de activos no monetarios que representa el cambio en el nivel específico de precios de los terrenos que se incrementó por debajo de la inflación.

Pérdida en posición monetaria - Representa la erosión del poder adquisitivo de las partidas monetarias originada por la inflación; se calcula aplicando factores derivados del Índice Nacional de Precios al Consumidor (INPC) a la posición monetaria neta mensual. La pérdida se origina de mantener una posición monetaria activa neta.

b. Instrumentos financieros - La Compañía clasifica sus inversiones en instrumentos financieros de deuda o de capital al momento de su adquisición, en instrumentos con fines de negociación o disponibles para la venta, y los valúa a valor razonable. El valor razonable se determina considerando los precios cotizados en mercados reconocidos.

Los instrumentos financieros que se clasifican con fines de negociación se adquieren con la finalidad de realizarlos a corto plazo, tienen alta liquidez y las fluctuaciones en valuación se registran en los resultados del ejercicio.

Los rendimientos y costos de los instrumentos financieros se reconocen en los resultados del ejercicio en que se devengan. Los dividendos que provienen de instrumentos financieros de capital se reconocen en los resultados del mismo ejercicio en el que se afecta el valor razonable del instrumento por dichos dividendos.

c. Inventarios, terrenos para futuras construcciones y costos:

1. Las obras en proceso y materiales para construcción, se valúan a su costo de adquisición y se actualizan utilizando un índice de inflación interno conforme a los insumos de los materiales de construcción. El saldo de esta cuenta representa el avance de obra en función al costo real incurrido. El costo se actualiza aplicando el índice de inflación interno a las obras en proceso y materiales incurridos conforme el porciento de avance de obra ejecutada.

2. Los terrenos en proceso y la reserva territorial para futuras construcciones se valúan a su costo de adquisición y se actualizan a su valor de reposición determinado por peritos independientes. El costo se actualiza aplicando el porciento de avance de obra a los terrenos actualizados a valor de reposición.

d. Inmuebles, maquinaria y equipo - Se registran al costo de adquisición, y se actualizan mediante factores derivados del INPC. La depreciación se calcula conforme al método de línea recta, con base en la vida útil remanente de los activos, como sigue:

	Años Promedio	
	2006	2005
Edificio	37	38
Maquinaria y equipo	8	9
Equipo de transporte	3	4
Mobiliario y equipo de oficina	7	7

e. Deterioro de activos de larga duración en uso - La Compañía revisa el valor en libros de los activos de larga duración en uso, ante la presencia de algún indicio de deterioro que pudiera indicar que el valor en libros de los mismos pudiera no ser recuperable, considerando el mayor del valor presente de los flujos netos de efectivo futuros o el precio neto de venta en el caso de su eventual disposición. El deterioro se registra considerando el importe del valor en libros que exceda al mayor de los valores antes mencionados. Los indicios de deterioro que se consideran para estos efectos, son entre otros, las pérdidas de operación o flujos de efectivo negativos en el periodo si es que están combinados con un historial o proyección de pérdidas, depreciaciones y amortizaciones cargadas a resultados que en términos porcentuales, en relación con los ingresos, sean substancialmente superiores a las de ejercicios anteriores, efectos de obsolescencia, reducción en la demanda de los productos que se fabrican, competencia y otros factores económicos y legales.

f. Obligaciones laborales al retiro - El pasivo por primas de antigüedad, pensiones e indemnizaciones por terminación de la relación laboral a partir de 2005, se registra conforme se devenga, y se calcula por actuarios independientes con base en el método de crédito unitario proyectado utilizando tasas de interés reales. Por lo tanto, se está reconociendo el pasivo que a valor presente, se estima cubrirá la obligación por estos beneficios a la fecha estimada de retiro del conjunto de empleados que labora en la Compañía. Hasta el 31 de diciembre de 2004, las indemnizaciones por terminación de la relación laboral, se cargaban a los resultados cuando se tomaba la decisión de pagarlas.

g. Reconocimiento de ingresos y costos - La Compañía utiliza el método de porciento de avance de obra ejecutada para reconocer los ingresos y costos en las actividades que realiza como promotor y contratista, mediante el cual los ingresos esperados representados por el precio de venta de las viviendas, son multiplicados por el porciento de avance de obra ejecutada, al resultado obtenido se le aplica el porcentaje de costo esperado en cada desarrollo, la diferencia entre ingreso y el costo así obtenido, constituye el resultado bruto acumulado. De los resultados obtenidos se disminuirán, en su caso, los ingresos y costos reconocidos en ejercicios anteriores para obtener los ingresos y costos del periodo a reconocer en el estado de resultados. El método de porciento de avance de obra ejecutada se aplica cuando se hayan cumplido con las siguientes condiciones:

- El cliente ha entregado su enganche (si se requiere).

- El cliente ha firmado el contrato de compra-venta respectivo, y

- El cliente ha presentado toda la documentación oficial correspondiente que se requiere para obtener un crédito (i) en el caso de ventas financiadas por el Instituto del Fondo Nacional de la Vivienda para los Trabajadores (INFONAVIT) y por el Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (FOVISSSTE), el comprador necesita obtener la calificación mínima aprobatoria requerida; (ii) el cliente ha obtenido de la institución bancaria y/o de la Sociedad Hipotecaria Federal (SHF) la asignación de su crédito, para la adquisición de la vivienda; (iii), (a) cuando el comprador adquiere el terreno de la Compañía, primero es escriturado y (b) obtiene un préstamo de una institución bancaria para la construcción completa de la casa y el banco comienza a suministrar anticipos a la Compañía en base al avance de obra efectuada y (iv) Cofinanciamiento INFONAVIT, el cliente percibe ingresos de 7 a 10.9 salarios mínimos mensuales, obtiene la calificación y presenta la documentación oficial requerida para obtener un crédito, el cual es otorgado conjuntamente por el INFONAVIT y por una Sociedad Financiera de Objeto Limitado (Sofol) y/o un banco.

Los costos de los contratos incluyen todos los materiales directos, mano de obra y todos los costos indirectos relacionados con el desarrollo de los proyectos, tales como mano de obra indirecta, compras, equipo, reparaciones y depreciación. Los gastos generales y de administración son cargados a resultados cuando se incurren. Las provisiones para pérdidas en estimaciones o contratos no terminados son reconocidas en el periodo en que son determinadas.

Los ingresos por arrendamiento de unicentros y minicentros comerciales se reconocen conforme se devengan (ver nota 17).

h. Impuesto sobre la renta, impuesto al activo y participación de los trabajadores en las utilidades - El impuesto sobre la renta (ISR) y la participación de los trabajadores en las utilidades (PTU), se registran en los resultados del año en que se causan, y se reconoce el ISR diferido proveniente de las diferencias temporales que resultan de la comparación de los valores contables y fiscales de los activos y pasivos, y en su caso, se incluye el beneficio de las pérdidas fiscales por amortizar. El ISR diferido activo, se registra sólo cuando existe alta probabilidad de que pueda recuperarse. Se reconoce la PTU diferida proveniente de las diferencias temporales entre el resultado contable y la renta gravable, sólo cuando se pueda presumir razonablemente que van a provocar un pasivo o beneficio, y no exista algún indicio de que vaya a cambiar esa situación, de tal manera que los pasivos o los beneficios no se materialicen.

El impuesto al activo (IMPAC) pagado que se espera recuperar, se registra como un anticipo de ISR y se presenta en el balance general disminuyendo el pasivo por ISR diferido.

i. Operaciones en moneda extranjera - Las operaciones en moneda extranjera se registran al tipo de cambio vigente a la fecha de su celebración. Los activos y pasivos monetarios en moneda extranjera se valúan en moneda nacional al tipo de cambio vigente a la fecha de los estados financieros. Las fluctuaciones cambiarias se registran en los resultados.

j. Utilidad por acción - La utilidad básica por acción ordinaria se calcula dividiendo la utilidad neta mayoritaria entre el promedio ponderado de acciones ordinarias en circulación durante el ejercicio.

4. Clientes

	2006	2005
Como promotor:		
Clientes por avance de obra	$2,332,594	$1,456,168
Clientes por escrituración	319,657	503,193
Clientes por arrendamiento de locales comerciales	217	267
Como contratista:		
Estimaciones por cobrar	176	7,467
	2,652,644	1,967,095
Estimación para cuentas de cobro dudoso	(2,589)	(3,686)
Estimación para cancelación de contratos	(20,579)	(15,396)
	$2,629,476	$1,948,013

Los clientes por avance de obra se integran de acuerdo al tipo de hipoteca como sigue:

	2006	2005
INFONAVIT	$ 986,052	$ 670,458
SHF, FOVISSSTE y Banca Comercial	1,346,542	785,710
	$ 2,332,594	$1,456,168

5. Inventarios y terrenos para futuras construcciones

a. Los inventarios se analizan como sigue:

	2006	2005
Obras en proceso	$1,219,097	$1,792,517
Terrenos en proceso de desarrollo	1,290,735	1,374,067
Terrenos para futuras construcciones a corto plazo hasta dos años	921,088	1,666,665
Almacén de materiales para construcción	199,189	137,756
Anticipo a proveedores	255,262	166,403
	$3,885,371	$5,137,408
Terrenos para futuras construcciones a largo plazo más de 2 años	999,259	434,220
	$4,884,630	$5,571,628

b. La Compañía sigue la política de localizar y adquirir terrenos cada año, teniendo como objetivo que los terrenos para futuras construcciones puedan tener un periodo de construcción y desarrollo de viviendas, clasificando dentro del corto plazo aquellos terrenos que actualmente se están desarrollando o que se estima se van a desarrollar dentro del siguiente año y a largo plazo aquellos terrenos por los cuales aún no existen planes para su desarrollo.

c. Al 30 de junio de 2006, la Compañía tiene terrenos por los que no se ha realizado el traslado de dominio de propiedad sino hasta el momento de su liquidación y se cumplan ciertas condiciones suspensivas. El valor de adquisición de estos terrenos asciende a $190,153, y el importe por pagar al 30 de junio es de $176,555. Dentro de este importe por pagar, se tienen 10,130 dólares americanos.

d. El monto pendiente de pago en proveedores de terrenos a largo plazo al 30 de junio de 2005 $52,152.

6. Otros activos

	2006	2005
Otras cuentas por cobrar	$36,611	$29,200
Impuestos por recuperar (principalmente IVA, ISR e IMPAC)	33,111	29,871
Pagos anticipados	33,361	21,730
Depósitos en garantía	62,987	38,460
	$166,070	$119,261

7. Inversión en acciones de compañías asociadas

Las inversiones en acciones de compañías asociadas que se valúan a través del método de participación son:

Compañía asociada	% de participación	Valor contable de la participación 2006	2005	Participación en los resultados 2006	2005
Centro San Miguel, S. de R. L. (1) (CSM)	50.00	$ 1,368	$ 6,711	1,734	$ 181
Centro Regional las Américas, S. de R. L. (1) (CRAS)	50.00	20,056	42,796	9,876	(11,227)
Habitania Montes de Oca, S.A. de C.V.(2)	33.33	7,454	5,689	1,493	118
		$28,878	$55,196	$13,101	$(10,928)

(1) El objeto principal de esta inversión es la construcción, comercialización, arrendamiento y administración, de todo tipo de proyectos inmobiliarios incluyendo centros comerciales.

(2) Al 30 de junio de 2006 se han registrado eliminaciones contra la inversión en compañías asociadas por la venta de terreno, intereses y prestación de servicios administrativos capitalizados por $ 23,847.

(3) A partir de 2004, la Compañía participa en esta inversión cuyo objeto principal es la planeación, desarrollo, construcción y promoción de un condominio que consta de 44 departamentos.

8. Inmuebles, maquinaria y equipo

	2006	2005
Edificio en condominio	$64,862	$62,796
Edificio para arrendamiento	39,178	37,771
Maquinaria y equipo	503,584	514,387
Equipo de transporte	52,091	62,832
Mobiliario y equipo de oficina	36,434	53,953
	696,149	731,739
Depreciación acumulada	(389,148)	(382,232)
	307,001	349,507
Terreno	25,227	31,967
Construcción en proceso	2,234	-
	334,462	381,474
Equipos adquiridos mediante contratos de arrendamiento financiero:		
Maquinaria y equipo	202,631	123,396
Equipo de transporte	64,635	50,857
Mobiliario y equipo de oficina	9,338	5,351
Depreciación acumulada	(86,569)	(49,066)
	190,035	130,538
	$524,497	$512,012

9. Cuentas y documentos por cobrar a asociadas

	2006	2005
Cuentas y documentos por cobrar a CSM (1)	$46,050	$94,894
Cuentas y documentos por cobrar a CRAS (2)	135,596	109,314
Otras cuentas por cobrar	310	24,206
	181,956	228,414
Menos cuenta por cobrar a corto plazo	(10,686)	(24,206)
	$171,270	$204,208

(1) Devenga intereses a la tasa anual fija del 18% al 30 de junio de 2006 y 2005, el vencimiento de capital e intereses es el 23 de diciembre de 2013. El 2 de diciembre de 2005, CUARA cedió a PDCC los derechos y obligaciones de este contrato.

(2)CRAS tiene celebrado un contrato de crédito con PDCC por $230,000, con fecha límite el 31 de agosto de 2006, para la disposición del mismo. De acuerdo al convenio modificatorio, el vencimiento del contrato será en septiembre de 2014. Al 30 de junio de 2006 y 2005 CRAS ha dispuesto de $97,891 y $96,276, respectivamente. Las disposiciones de efectivo del crédito generan intereses a la tasa anual del 21%. CRAS se obliga a destinar los préstamos al desarrollo del proyecto denominado Centro Comercial las Américas y demás actividades mercantiles.

10. Instituciones de crédito

En mayo de 2006, CIISA celebró dos contratos de apertura de crédito simple por un monto total de $1,000,000 con dos instituciones financieras por $500,000 cada uno, siendo el fiador ARA.

El primer contrato celebrado es con BBVA Bancomer, S.A. a un plazo de 10 años con amortizaciones mensuales de $4,167 y con una tasa de interés anual igual a la Tasa de Interés Interbancaria de equilibrio (TIIE) más un punto, sin que la TIIE sea mayor al 9%.

El segundo contrato celebrado es con Santander Serfin, S.A. a un plazo de 7 años con amortizaciones semestrales de $35,715, y con una tasa de interés anual igual a la TIIE más 0.97 puntos porcentuales, sin que la TIIE sea mayor al 9%.

(Ver porción a corto y largo plazo en Desglose de los Créditos, anexo 5)

La Compañía cuenta con líneas de crédito vigentes con diversas instituciones financieras por un total de aproximadamente $3,231,000.

Durante el ejercicio, la Compañía utilizó las líneas de crédito disponiendo de un monto de $1,025,000, el cual fue liquidado antes del 31 de marzo de 2006.

11. Impuestos y gastos acumulados

	2006	2005
Impuestos, excepto impuesto sobre la renta e impuesto al activo	$32,280	$ 26,943
Gastos acumulados	104,506	197,172
Fondos retenidos en garantía	88,800	88,801
Anticipo de clientes	379,730	285,413
	605,316	598,329
Porción circulante de obligaciones por contratos de arrendamiento financiero	60,037	42,260
	$665,353	$640,589

12. Pasivo a largo plazo

El pasivo a largo plazo al 30 de junio de 2006 y 2005, se integra como sigue:

	2006	2005
Proveedores de terrenos a largo plazo	$ ----	$ 184,665
Obligaciones por contratos de arrendamiento financiero	70,272	60,445
Otros pasivos a largo plazo	18,377	15,504
	$ 88,649	$ 260,614
Préstamo Bancario (ver Nota 10)	874,405	-----
	963,054	260,614

a. Se tienen obligaciones por contratos de arrendamiento financiero de equipo que tienen tasas que van del 8.98% al 10.57% de interés anual al 30 de junio de 2006.

b. Al 30 de junio de 2006 y 2005, los compromisos mínimos de pago por arrendamientos capitalizables son:

	2006	2005
Acreedores por contratos de arrendamiento	$130,309	$102,705
Intereses no devengados	-	-
Valor presente de las obligaciones	130,309	102,705
Porción circulante de las obligaciones	(60,037)	(42,260)
Porción a largo plazo de arrendamiento capitalizable	$ 70,272	$ 60,445

El pasivo por contratos de arrendamiento capitalizable vence como sigue:

Año que terminará el 30 de junio de	
2007	$41,727
2008	27,410
2009	1,135
	$70,272

13. Capital contable

a. El capital contable de la Compañía al 30 de junio de 2006 y 2005, se analiza como sigue:

	Número de acciones	Valor nominal	Efectos de actualización	Total
Capital social:				
Capital fijo				
Serie única	327,015,974	$436,018	$555,429	$991,447
Prima en suscripción de acciones	-	217,607	311,736	529,343
Reserva para la adquisición de acciones propias	-	7,611	29,332	36,943
Prima en recolocación de acciones recompradas	-	22,666	1,710	24,376
Utilidades retenidas	-	5,229,946	512,948	5,742,894
Insuficiencia en la actualización del capital contable	-	-	(330,788)	(330,788)
Efecto acumulado de impuesto sobre la renta diferido	-	(634,034)	(233,195)	(867,229)
Interés minoritario en subsidiarias consolidadas	-	22,732	631	23,363
Total	327,015,974	$5,302,546	$847,803	$6,150,349

b. De acuerdo con la resolución adoptada en la Asamblea General Ordinaria y Extraordinaria de Accionistas de ARA celebrada el 22 de abril de 2002, se resuelve destinar hasta un 20% del capital contable a la compra de acciones propias en término de lo previsto en el artículo 14 bis 3, fracción I de la Ley de Mercado de Valores.

c. El capital social al 30 de junio de 2006 y 2005 esta representando por 328,211,874 acciones ordinarias nominativas, sin expresión de valor nominal, serie única, de suscripción libre, íntegramente suscritas y pagadas.

d. Durante el periodo de 2006 y 2005, la Compañía efectuó operaciones de compra y venta de acciones propias y por las cuales incurrió en una ganancia (pérdida) de $1,880 y $(942) respectivamente.

Al 30 de junio de 2006, la Compañía tenía 1,195,900 acciones recompradas, las cuales estaban pendientes de colocarse a esa fecha. El valor de mercado de las acciones al 30 de junio de 2006 fue de $46.57 por acción.

e. En Asamblea General Ordinaria de Accionistas celebrada el 21 de abril de 2005, se decretó y pagó un dividendo por $145,478 ($141,131 pesos históricos), equivalente a $0.43 pesos por acción.

f. En Asamblea General Ordinaria de Accionistas celebrada el 20 de abril de 2006, se decretó y pagó un dividendo por 1,248,327 ($1,247,090 pesos históricos), equivalente a$3.80 pesos por acción

g. Las utilidades retenidas incluyen la reserva legal. De acuerdo con la Ley General de Sociedades Mercantiles, de las utilidades netas del ejercicio debe separarse un 5% como mínimo para formar la reserva legal, hasta que su importe ascienda al 20% del capital social. La reserva legal puede capitalizarse, pero no debe repartirse a menos que se disuelva la sociedad, y debe ser reconstituida cuando disminuya por cualquier motivo. Al 30 de junio de 2006 y 2005, su importe asciende a $198,510 y $196,033, respectivamente.

h. La distribución del capital contable, excepto por los importes actualizados del capital aportado y de las utilidades retenidas fiscales, causará el impuesto sobre la renta sobre dividendos a cargo de la Compañía a la tasa vigente. En el año 2004 la tasa fue del 33%, la cual se redujo al 30% para el año del 2005 y disminuirá en un punto porcentual cada año, hasta llegar al 28% a partir del 2007. El impuesto que se pague por dicha distribución, se podrá acreditar contra el impuesto sobre la renta del ejercicio en el que se pague el impuesto sobre dividendos y en los dos ejercicios inmediatos siguientes, contra el impuesto del ejercicio y los pagos provisionales de los mismos.

14. Saldos y operaciones en moneda extranjera

a. La posición monetaria en moneda extranjera al 30 de junio es:

	2006	2005
	(miles de dólares americanos)	
Activos monetarios	6,786	7,144
Pasivos monetarios	(15,729)	(27,382)
Posición pasiva, neta	(8,943)	(20,238)
Equivalente en pesos	$ 100,788	$(225,103)

b. Las operaciones en moneda extranjera fueron como sigue:

	2006	2005
	(miles de dólares americanos)	
Compras y anticipos de terrenos en México	-----	24,773
Adquisición de equipo	5,495	198

c. Los tipos de cambio vigentes a la fecha de los estados financieros y a la fecha de su emisión fueron como sigue:

	Al 30 de junio 2006	2005
Dólar americano	$11.27	$10.78

15. Transacciones con partes relacionadas

La Compañía efectuó transacciones con las compañías asociadas durante el curso normal de sus operaciones, como sigue:

	2006	2005
Ingresos por:		
Venta de terreno	$ 17,394	$ 4,378
Intereses, neto	$ 13,921	$ 13,688
Administración de desarrollos comerciales	$ 1,216	$ 2,071
Servicios administrativos	$ 4,432	$ 474
Comisiones	$ 4,425	$ -----
Costos por:		
Venta de terreno	$ 10,610	$ 6,438

16. Impuesto sobre la renta, impuesto al activo y participación de los trabajadores en las utilidades

La Compañía está sujeta al ISR y al IMPAC. El ISR se calcula considerando como gravables o deducibles ciertos efectos de la inflación, tales como la depreciación calculada sobre valores en pesos constantes, se acumula o deduce el efecto de la inflación sobre ciertos pasivos y activos monetarios a través del ajuste anual por inflación, el cual es similar en concepto al resultado por posición monetaria, y a partir de 2005, conforme a las modificaciones a las leyes del ISR e IMPAC publicadas el 1 de diciembre de 2004 aplicables a partir de 2005, a) Se reduce la tasa del ISR a 30% para el año 2005, a 29% en 2006 y a 28% de 2007 en adelante; b) Para efectos de ISR se deduce el costo de ventas en lugar de las adquisiciones de los inventarios; c) En 2005 se puede optar por acumular en un periodo de 4 a 12 años los inventarios al 31 de diciembre de 2004, determinados con base en las reglas fiscales; al optar por acumular los inventarios el saldo de éstos se deberá disminuir con el saldo no deducido de los inventarios de la Regla 106 y las pérdidas fiscales por amortizar, y se deduce el costo de ventas de los inventarios conforme se enajenen; d) A partir de 2006 será disminuible en su totalidad la participación a los trabajadores en las utilidades que se pague y e) Se incluyen los pasivos bancarios y con extranjeros para determinar la base gravable del IMPAC.

Por otra parte, el IMPAC se causa a razón del 1.8% del promedio neto de la mayoría de los activos (a valores actualizados) y de ciertos pasivos, y se paga únicamente por el monto en que exceda al ISR del año; cualquier pago que se efectúe es recuperable contra el monto en que el ISR exceda al IMPAC en los diez ejercicios subsecuentes.

a. El ISR y la PTU, se integran como sigue:

	2006	2005
ISR:		
Causado	$173,260	$ 66,734
Diferido	73,415	118,655
Variación en la estimación para valuación del impuesto al activo y pérdidas fiscales por recuperar		
	$246,675	$185,389
PTU causada	$ 947	$ 684

Durante los años que terminaron el 30 de junio de 2006 y 2005, algunas compañías amortizaron pérdidas fiscales a valor nominal por un total de $ 18,796 y $238, respectivamente. El correspondiente beneficio por amortización de pérdidas fiscales se disminuyó en la determinación del impuesto sobre la renta diferido.

a. La tasa efectiva del ISR de 2006 difiere de la tasa legal, debido principalmente a ciertas diferencias permanentes como gastos no deducibles y efectos de inflación.

b. Los principales conceptos que originan el saldo del pasivo por impuesto sobre la renta diferido, son:

	2006	2005
Impuesto sobre la renta diferido activo (pasivo):		
Inventarios y terrenos para futuras construcciones	$(1,608,302)	$(1,493,180)
Clientes por avance de obra	(284,639)	(423,874)
Inmuebles, maquinaria y equipo	(65,050)	(65,207)
Anticipos de clientes	56,300	69,053
Estimación para cuentas de cobro dudoso y para cancelación de contratos	6,487	5,534
Otros, neto	34,260	87,165
ISR diferido de diferencias temporales	(1,860,944)	(1,820,509)
Efecto de pérdidas fiscales por amortizar	22,636	30,160
Impuesto al activo pagado por recuperar	15,968	18,567
	38,604	48,727
Estimación para valuación del activo por impuesto sobre la renta diferido (1)	(29,723)	(36,186)
Pasivo a largo plazo neto	$(1,852,063)	$(1,807,968)

(1) La estimación para valuación corresponde al impuesto sobre la renta diferido activo de ARA y PDCC generado en forma individual, cuyo beneficio no se registró debido a la incertidumbre de su recuperación.

c. Los beneficios de las pérdidas fiscales pendientes de amortizar al 30 de junio de 2006 son de $ 80,841 y el IMPAC por recuperar de $15,968 por los que ya se ha reconocido parcialmente el activo por ISR diferido y un pago anticipado por ISR, respectivamente, pueden recuperarse cumpliendo con ciertos requisitos.

17. Información por segmentos de negocio

La Compañía opera como promotor, contratista y arrendador, como se explica en la Nota 1. Cierta información respecto a ingresos y costos relativos a tal actividad, es la siguiente:

	2006	2005
Ingresos		
Como promotor	$3,699,997	$2,981,508
Como contratista	4,577	4,216
Arrendamiento de centros y locales comerciales	4,624	5,447
	$3,709,198	$2,991,171
Costos		
Como promotor	$2,612,172	$2,121,372
Como contratista	3,255	3,019
Arrendamiento de centros y locales comerciales	2,402	2,843
	$2,617,829	$2,127,234

Los ingresos y costos como promotor se integran de acuerdo al tipo de hipoteca, como sigue:

	2006	2005
Ingresos		
INFONAVIT	$1,114,352	$1,051,272
SHF, FOVISSSTE y banca comercial	2,288,441	1,920,325
Venta de terrenos con servicios	297,204	9,911
	$3,699,997	$2,981,508
Costos		
INFONAVIT	$ 809,884	$ 760,473
SHF, FOVISSSTE y banca comercial	1,619,446	1,354,178
Venta de terrenos con servicios	182,842	6,721
	$2,612,172	$2,121,372

No existen transacciones importantes realizadas entre los diferentes segmentos de negocio.

Los ingresos como promotor, contratista,y por arrendamiento de la Compañía son realizados en su totalidad en México.

18. Compromisos

a. CIISA celebró un contrato de obra a precio alzado el 18 de marzo de 2005, para la construcción de un campo de Golf en la ciudad de Cuernavaca, Estado de Morelos. El monto total del contrato es de 4,581.8 miles de dólares americanos, por los que se han pagado estimaciones por 3,615.8 miles de dólares americanos. La fecha compromiso de entrega será durante el mes de diciembre de 2006.

b. Fideicomiso de Garantía y Administración - La Compañía llevó a cabo un contrato de Fideicomiso de Garantía y Administración para el desarrollo y comercialización de un conjunto habitacional de 765 casas habitación denominado Hacienda la Gloria en Carrillo Puerto, Querétaro. Las principales características del Fideicomiso son:

Participantes - Los participantes son: Lacupuesco, S. A. de C. V. (Fideicomitente y Fideicomisaria A) Lacupuesco; Promotora Comercial Diecinueve, S. A. de C. V. (Fideicomitente y Fideicomisaria B) PC19; Constructora y Urbanizadora ARA, S. A. de C. V. (Fideicomitente y Fideicomisaria C) CUARA y Grupo Financiero Santander Serfín (Fiduciaria) Santander.

Aportaciones - Las aportaciones al fideicomiso de cada uno de los participantes son como sigue: Lacupuesco aporta el terreno en Querétaro con un valor de $13,703 ($13,148 pesos históricos), CUARA aporta la construcción y comercialización del conjunto habitacional con recursos propios, y PC19 aporta el título de concesión de los derechos de agua.

Contraprestación - Por la venta o transmisión de las unidades habitacionales Lacupuesco recibe 15% y CUARA el 85% sobre el precio de venta.

Vigencia - El contrato tendrá una vigencia 36 meses contados a partir de la fecha de obtención de la licencia de construcción (23 de diciembre de 2003). En caso de que al término de este plazo no se haya concluido el conjunto habitacional, o todavía hubiere casas que no se hayan vendido o transmitido (por estar en proceso de construcción o bien porque ni siquiera se haya iniciado la construcción), Lacupuesco tendrá la facultad de prorrogar el contrato por 6 meses más, o bien, solicitar la liquidación del 15% pactado de acuerdo al último precio de venta reportado. Al 30 de junio de 2006 se han registrado por porciento de avance de obra ejecutada 567 casas por un importe de $667 por vivienda.

c. Fideicomiso de Garantía y Administración - En octubre de 2003, la Compañía llevó a cabo un contrato de Fideicomiso de Garantía y Administración para el desarrollo y comercialización de un conjunto habitacional destinado a los trabajadores del Gobierno del Estado de Michoacán y de locales comerciales en Capula, Morelia. El desarrollo se divide en el proyecto ARA, el proyecto SARE, un Área Comercial Básica, un Área Comercial y Tierra Breña. Las principales características del Fideicomiso son:

Participantes - Los participantes son: Instituto de Vivienda del Estado de Michoacán de Ocampo (Fideicomitente y Fideicomisaria A) IVEMO; Consorcio de Ingeniería Integral, S. A. de C. V. (Fideicomitente y Fideicomisaria B) CIISA; FISARE, S. A. de C. V. (Fideicomitente y Fideicomisaria C) FISARE y Banco Azteca, S. A. (Fiduciaria) Banco Azteca.

Aportaciones - Las aportaciones al fideicomiso de cada uno de los participantes son como sigue: IVEMO aporta el terreno en Capula, Morelia (el inmueble) y la concesión de los derechos de agua, CIISA y SARE aportan cada uno el 50% de la urbanización, edificación y obras internas en los proyectos ARA y SARE, respectivamente.

Contraprestación - Por la venta o transmisión de las unidades habitacionales en los proyectos ARA y SARE, IVEMO recibe el 8% del precio de venta de cada vivienda, y CIISA y SARE reciben cada uno el 92%, respectivamente.
El área comercial, Tierra Breña y área comercial básica serán revertidas a IVEMO.

Vigencia - El fideicomiso tendrá la duración necesaria para el cumplimiento de sus finalidades. IVEMO se reserva la facultad para revertir parte o la totalidad del inmueble siempre y cuando este no haya sido comprometido con terceros adquirentes y restituir los gastos en inversiones que CIISA y SARE hubieren realizado en las obras de urbanización. Al 30 de junio de 2006 se han registrado por porciento de avance de obra ejecutada 817 casas por un importe de $264 por vivienda.

d. CIISA celebró un contrato de Fideicomiso Traslativo de Dominio y de Administración el 18 de agosto de 2004 con una tienda departamental y Banco J. P. Morgan, S. A. Institución de Banca Múltiple, J. P. Morgan Grupo Financiero, División Fiduciario, mediante el cual se transmite una parte del terreno las Américas a la tienda departamental, en el que se desarrolló el Centro Comercial las Américas.

Las obligaciones para CIISA o su afiliada Centro Regional las Américas, S. de R. L. son entre otras, a) la obligación llevar a cabo a su cargo y por su cuenta la construcción y mejoras del Centro Comercial (excepto la tienda departamental), su estacionamiento incluyendo el de la tienda departamental, de conformidad con el proyecto ejecutivo respectivo; b) en su momento operar el Centro Comercial (excepto por el Almacén de la tienda departamental).

e. Fideicomiso Traslativo de Dominio - El 22 de diciembre de 2004, la Compañía celebró un contrato de Fideicomiso Traslativo de Dominio para la adquisición de un inmueble ubicado en Puebla.

Participantes - Los participantes son: Cemex México, S. A. de C. V. (Fideicomitente A) CEMEX, la Compañía (Fideicomitente B) y Banca Serfin, S. A. Institución de Banca Múltiple, Grupo Financiero Santander Serfin (Fiduciario) Banca Serfin.

Aportaciones - El patrimonio del fideicomiso se constituye de la siguiente manera:

La propiedad de un inmueble de 449,755m2 ubicado en Puebla, aportado por CEMEX, así como aquellas obras y mejoras que realice la Compañía.

Aportaciones en efectivo que obtenga Banca Serfin por la indemnización del inmueble.

Los planos, permisos, autorizaciones, proyectos y demás documentos y autorizaciones relacionadas con el proyecto a realizar, que aporte la Compañía para efectuar las obras de urbanización y construcción del desarrollo habitacional.

Obligaciones - La Compañía se obliga a cumplir con los contratos de suministro firmados con CEMEX, y para efecto de que sea autorizada la compra-venta y entrega de posesión de los inmuebles fideicomitidos, la construcción y urbanización la realizará con el cemento, y otros materiales, de CEMEX.

Contraprestación - El monto de la contraprestación asignado al inmueble al 31 de diciembre de 2005 es de $244,667. Los pagos pendientes al 30 de junio de 2006 son:

Año	Importe
2006	$105,558
2007	99,794
Total	$205,352

Vigencia - El contrato tendrá una vigencia de cuatro años contados a partir de la fecha de formalización del Fideicomiso. Al concluir el plazo, puede renovarse por los fideicomitentes mediante la suscripción de un convenio con el fiduciario.

f. PDCC celebró un contrato denominado; Framework Agreement; en el que se establecen los lineamientos a seguir para llevar a cabo coinversión en futuros proyectos de construcción y operación de centros comerciales.

g. La Compañía tiene litigios derivados del curso normal de sus operaciones los cuales en la opinión de la Compañía y sus asesores legales no afectarán en forma importante la situación financiera y los resultados de las operaciones, por lo tanto, no ha creado una reserva para cubrir dichas contingencias.

******

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

SUBSIDIARIAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.
CONSORCIO DE INGENIERIA INTEGRAL, S.A. DE C.V.	CONSTRUCCIÓN Y DESARROLLO	173,274,350	99.58
CONSTRUCTORA Y URBANIZADORA ARA, S.A. DE C.V.	CONSTRUCCION Y DESARROLLO	144,999,999	99.99
PROYECTOS URBANOS Y ECOLOGICOS, S.A. DE C.V.	CONSTRUCCION Y DESARROLLO	149,998	99.99
INMOBILIARIA ACRE, S.A. DE C.V.	CONSTRUCCION Y DESARROLLO	990,400	99.07
ASESORIA TECNICA Y ADMINISTRATIVA GAVI, S.A. DE CV	ADMINISTRACIÓN	3,429,998	99.99
COMERCIALIZACIÓN Y VENTAS S.A.	COMERCIALIZACIÓN	980	98.00
PROMOTORA Y DESARROLLADORA DE CENTROS COMERCIALES	ARRENDAMIENTO	87,994,358	99.99
DESARROLLOS INMOBILIARIOS TURISTICOS, S.A. DE C.V.	ARRENDAMIENTO-ADMINISTRACION	50,000	100.00
CONSORCIO ARA, LLC	COMERCIALIZACION	1	100.00

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ARA TRIMESTRE 2 AÑO 2006

CONSORCIO ARA, S.A. DE C.V.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

ASOCIADAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.	MONTO TOTAL	
				COSTO ADQUISICION	VALOR ACTUAL
CENTRO SAN MIGUEL, S. DE R.L.	ARRENDAMIENTO Y ADMINISTRACIÓN	1	50.00	8,603	1,368
CENTRO REGIONAL LAS AMERICAS, S. DE R.L.	ARRENDAMIENTO Y ADMINISTRACIÓN	1	50.00	28,558	20,056
HABITANIA MONTES DE OCA S. A DE C.V.	CONSTRUCCION Y DESARROLLO	54,000	33.33	5,400	7,454
TOTAL DE INVERSIONES EN ASOCIADAS				42,561	28,878
OTRAS INVERSIONES PERMANENTES					0
TOTAL				42,561	28,878

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ARA | TRIMESTRE 2 | AÑO 2006

CONSORCIO ARA, S.A. DE C.V.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BANCARIOS														
COMERCIO EXTERIOR														
CON GARANTIA														
BANCA COMERCIAL														
BBVA BANCOMER CREDITO SIMPLE	26/05/2008	8.34	50,000	0	50,000	50,000	50,000	295,833						
BANCO SANTANDER CREDITO SIMP	30/05/2006	8.31	71,428	0	71,429	71,429	71,429	214,285						
		0.00	0	0	0	0	0	0						
		0.00	0	0	0	0	0	0						
OTROS														
TOTAL BANCARIOS			121,428	0	121,429	121,429	121,429	510,118	0	0	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ARA

TRIMESTRE 2 AÑO 2006

CONSORCIO ARA, S.A. DE C.V.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BURSATILES														
LISTADAS EN BOLSA (MEXICO Y/O EXTRANJERO)														
QUIROGRAFARIOS														
CON GARANTIA														
COLOCACIONES PRIVADAS														
QUIROGRAFARIOS														
CON GARANTIA														
TOTAL BURSATILES Y COLOCACIONES PRIVADAS			0	0	0	0	0	0	0	0	0	0	0	0

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA CONCERTACION		VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
PROVEEDORES														
PROVEEDORES DE TERRENOS		0.00	11,020	0	0	0	0	0						
PROVEEDORES DE MATERIALES		0.00	240,674	0	0	0	0	0						
PROVEEDORES TERRENOS		0.00							165,534	0	0	0	0	0
TOTAL PROVEEDORES			251,694	0	0	0	0	0	165,534	0	0	0	0	0
OTRO PASIVOS CIRCULANTES Y OTROS CREDITOS														
GASTOS ACUMULADOS		0.00	656,687	0	85,584	0	0	0						
GASTOS ACUMULADOS		0.00							8,666	0	2,803	262	0	0
TOTAL GENERAL			1,029,809	0	207,013	121,429	121,429	510,118	174,200	0	2,803	262	0	0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 2 AÑO: 2006

POSICION MONETARIA EN MONEDA EXTRANJERA

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

POSICION EN MONEDA EXTRANJERA	DOLARES		OTRAS MONEDAS		TOTAL MILES DE PESOS
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	
ACTIVO MONETARIO	6,786	76,478	0	0	76,478
PASIVO	15,729	177,265	0	0	177,265
CORTO PLAZO	15,457	174,200	0	0	174,200
LARGO PLAZO	272	3,065	0	0	3,065
SALDO NETO	(8,943)	(100,787)	0	0	(100,787)

OBSERVACIONES

EL TIPO DE CAMBIO POR DOLAR ES DE $11.27 POR DOLAR AMERICANO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA

TRIMESTRE: 2 AÑO: 2006

CONSORCIO ARA, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION
MONETARIA
(MILES DE PESOS)

CONSOLIDADO

Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA ACTIVA (PASIVA)	INFLACION MENSUAL	EFECTO MENSUAL ACTIVO (PASIVO)
ENERO	4,613,539	3,426,022	1,186,517	0.59	7,000
FEBRERO	4,507,547	3,348,345	1,159,202	0.15	1,739
MARZO	4,849,176	3,517,894	1,331,284	0.13	1,731
ABRIL	5,417,463	3,473,793	1,943,670	0.15	2,916
MAYO	5,639,589	3,528,569	2,111,020	(0.45)	(9,500)
JUNIO	5,769,759	4,826,621	943,138	0.09	849
ACTUALIZACIÓN				0.00	340
CAPITALIZACIÓN				0.00	0
EMP. EXTRANJERAS				0.00	0
OTROS				0.00	0
TOTAL					5,075

OBSERVACIONES

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

NO APLICA

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

NO APLICA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA

TRIMESTRE: 2 AÑO: 2006

CONSORCIO ARA, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

CONSOLIDADO

Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA	% DE UTIL.
GUANAJUATO	DESARROLLO INMOBILIARIA	0	0.00
QUERETARO	DESARROLLO INMOBILIARIA	0	0.00
QUINTANA ROO	DESARROLLO INMOBILIARIA	0	0.00
VERACRUZ	DESARROLLO INMOBILIARIA	0	0.00
SINALOA	DESARROLLO INMOBILIARIA	0	0.00
TABASCO	DESARROLLO INMOBILIARIA	0	0.00
GUERRERO	DESARROLLO INMOBILIARIA	0	0.00
PUEBLA	DESARROLLO INMOBILIARIA	0	0.00
BAJA CALIFORNIA	DESARROLLO INMOBILIARIA	0	0.00
CHIHUAHUA	DESARROLLO INMOBILIARIA	0	0.00
DISTRITO FEDERAL	DESARROLLO INMOBILIARIA	0	0.00
NUEVO LEON	DESARROLLO INMOBILIARIA	0	0.00
SONORA	DESARROLLO INMOBILIARIA	0	0.00
MORELOS	DESARROLLO INMOBILIARIA	0	0.00
JALISCO	DESARROLLO INMOBILIARIA	0	0.00
VALLE DE MEXICO	DESARROLLO INMOBILIARIA	0	0.00
MICHOACAN	DESARROLLO INMOBILIARIA	0	0.00

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ARA TRIMESTRE 2 AÑO 2006

CONSORCIO ARA, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

CONSOLIDADO

Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
ACERO	HERMANOS CASTRO, ACERO PARA LA			SI	2.01
ACERO	COACERO, S.A DE C.V.			SI	0.33
ACERO	ACEROS TURIA, S.A. DE C.V.			SI	0.68
ACERO DE REFUERZO	MALLA SOLDADA, S.A. DE C.V.			SI	1.75
ACEROS	MATERIALES LIBERTAD S.A. DE C.			SI	0.03
ADITIVOS	BAUTECH, S.A. DE C.V.			SI	0.35
ADITIVOS P/CONSTRUCCION	ADMIXTURE TECHNOLOGIES DE MEXI			SI	0.10
ADITIVOS P/CONSTRUCCION	DEGUSSA CONTRUCTION CHEMICALS			SI	0.11
AGREGADOS	MATERIALES PARA LA CONSTRUCCIÓ			SI	0.04
AGREGADOS	VALDEZ MURILLO TRITURADOS S.A.			SI	0.04
AGREGADOS	LOZANO MARTINEZ ANA			SI	0.04
AGREGADOS	TEX MEX URBANIZADORA S.A. DE C			SI	0.05
AGREGADOS	ESCOBEDO MONTES LUCIANO			SI	0.05
AGREGADOS	GARNICA AMARO VERONICA			SI	0.04
AGREGADOS	AGREGADOS Y BLOQUES DEL CARMEN			SI	0.06
AGREGADOS	TRITURADOS EL ROBLE, S.A. DE C			SI	0.06
AGREGADOS	CALIZAS INDUSTRIALES DEL CARME			SI	0.07
AGREGADOS	SINDICATO UNICO DE TRANSPORTIS			SI	0.08
AGREGADOS	LINARES GUZMAN MARIA DEL ROCIO			SI	0.09
AGREGADOS	AGREGADOS DE TEPEXPAN, S.A. DE			SI	0.10
AGREGADOS	AGREGADOS Y FLETES DEL SUR, S.			SI	0.17
AGREGADOS	CONSTRUCTOR A URBANIZADORA			SI	0.26

OBSERVACIONES

MATERIAS PRIMAS DIRECTAS

CONSOLIDADO

Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
	Y AG				
AGREGADOS	MARTINEZ MONCAYO JOSE RENE			SI	0.39
AGREGADOS	SINDICATO NACIONAL DE TRABAJAD			SI	0.40
AGREGADOS	MONCAYO CEDILLO, S.A. DE C.V.			SI	0.55
ASFALTO	BARDALES SANDOVAL CLAUDIO RAMO			SI	0.06
AZULEJO Y WC	ESTRADA LARA MARIA IRENE			SI	0.04
BAJO ALFOMBRA	DIPP, S.A. DE C.V.			SI	0.06
CABLE DE COBRE	CONDUCTORES MONTERREY S.A DE C			SI	0.23
CANCELERIA	CHAVEZ AGUILARA JANELLE MARCEL			SI	0.10
CANCELERIA	VENMEXLUM, S.A. DE C. V.			SI	0.14
CEMENTO	CEMEX MEXICO, S.A. DE C.V.			SI	0.94
CEMENTO	CEMENTOS MOCTEZUMA, S.A. DE C.			SI	2.43
COLOCACION CONCRETO	PRESTACION DE SERVICIOS EN DIR			SI	0.09
COMBUSTIBLE	PRESTACIONES MEXICANAS, S.A. D			SI	0.07
COMBUSTIBLE	DISTRIBUIDORA DE DIESEL Y DIAF			SI	0.09
COMBUSTIBLE	F RUIZ E HIJOS, S.A. DE C.V.			SI	1.14
CONCRETO	CONCRETOS APASCO, S.A. DE C.V.			SI	0.04
CONCRETO	DELTA PREMEZCLADO S, S.A. DE C.			SI	0.06
CONCRETO	RAZO MATEO CYNTHIA			SI	0.10
CONCRETO	CONCRETOS NUEVO MILENIO S.A. D			SI	0.10
CONCRETO	CONCRETOS LA SILLA, S.A. DE C.			SI	0.09
CONCRETO	LATINOAMIRICANA DE CONCRETOS,			SI	0.14
CONCRETO	CEMEX CONCRETOS, S.A. DE C.V.			SI	0.41
CONCRETO	CONCRETOS CRUZ AZUL, S.A DE C.			SI	0.25

OBSERVACIONES

MATERIAS PRIMAS DIRECTAS

CONSOLIDADO

Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CONCRETO Y VARILLA	PYASUR, S.A. DE C.V.			SI	0.17
CONGOLEUM	PIVIDE, S.A. DE C.V.			SI	0.05
FERRETERIA	FERRETERIA PEGASO, S.A. DE C.V			SI	0.05
FERRETERIA	GRUPO FERREBA LOS MAYORISTAS			SI	0.05
FERRETERIA	DISTRIBUIDORA FERRETERA LA UNI			SI	0.15
FERRETERIA	PUMBERS CENTER, S.A. DE C.V.			SI	0.20
LOSETA VINILICA	LOSETAS ASFALTICAS, S.A. DE C.			SI	0.10
MADERA	COMERCIAL TRIPLAYERA NONOALCO			SI	0.20
MADERA	TABLEROS Y CHAPAS DE GUERRERO			SI	0.15
MATERIAL DE PLOMERIA	VAZQUEZ SOTO MARIA DE JESUS			SI	0.07
MATERIAL DE PVC	CENTRAL DE PVC, S.A. DE C.V.			SI	0.08
MATERIAL DE PVC	PLASTICOS REX, S.A. DE C.V.			SI	0.81
MATERIAL ELECTRICO	FLORES ANGELES DAVID			SI	0.04
MATERIAL ELECTRICO	RAZO MATEO ADRIANA PATRICIA			SI	0.16
MATERIAL ELECTRICO	CONSTRUCTOR A MEXTLI-CO, S.A. D			SI	0.27
MATERIAL ELECTRICO	GRUPO ALCIONE, S.A. DE C.V.			SI	0.32
MATERIAL FOFO	TECNOLOGIA EN SOLUCION DINAMIC			SI	0.05
MATERIAL FOFO	RIVERA MENDOSA ERNESTO			SI	0.08
MATERIAL PLOMERIA	SILVIA AMEZQUITA JUANA			SI	0.04
MATERIAL PLOMERIA	REYES RAMIREZ LETICIA			SI	0.04
MATERIAL PLOMERIA	EZETA FLORES ROSALINDA			SI	0.05
MATERIAL PVC	TREVIÑO GOMEZ MARIO ALBERTO			SI	0.08
PASTAS Y PINTURAS	ALEMAN NAVARRETE ESTELA			SI	0.05

OBSERVACIONES

MATERIAS PRIMAS DIRECTAS

CONSOLIDADO

Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
PASTAS Y PINTURAS	PEREZ FERRER OCTAVIO ARTURO			SI	0.05
PERFIL Y ANGULO	ACEROS CONSOLIDADA, S.A. DE C.			SI	0.12
PINTURA Y PASTAS	HOMEX CONSTRUCTOR A, S.A. DE C.			SI	0.12
PLACA DE POLIESTIRENO	POLIESPUMA DE MEXICO, S.A. DE			SI	0.17
PUERTAS DE ALUMINIO	MASONITE MEXICO, S.A DE CV			SI	0.83
PUERTAS DE ALUMINIO	VALSA PANEL SA DE CV			SI	0.09
RECUB. CERAM/ MUEB P/BAÑO	ACABADOS IXCAN, S.A. DE C.V.			SI	0.16
RECUB. CERAM/ MUEB P/BAÑO	SANITARIOS, AZULEJOS Y RECUBRI			SI	0.58
SUMINISTRO DE SILLETAS	FTP ACCESORIOS PLASTICOS PARA			SI	0.09
TUBERIA DE PVC	PLASTIC PLUMBERS DE MEXICO, S.			SI	0.40
TUBO CONCRETO	KS TUBERIA, S.A. DE C.V.			SI	0.44
TUBO DE ACERO	MEXICANA DE PRODUCTOS DE ACERO			SI	0.07
TUBO POLIETILENO	POLYDUCTO, S.A. DE C.V.			SI	0.13
TUBO DE POLIETILENO	SISTEMAS DE DRENAJES DEL CENTR			SI	0.16
TUBO CONCRETO	TUBOS Y CEMENTOS EL FUERTE, S.			SI	0.10
TUBOS DE CONCRETO	CORDOVA PEREZ MA VIRGINIA			SI	0.10
VIGUETAS	BARI VIGAS, S.A. DE C.V.			SI	0.06
VARILLA Y ACERO	MEXICANA DE LAMINACION SA DE C			SI	0.30
ACERO	FERRECABSA, S.A. DE C.V.			SI	0.04
ACERO	PROMOTORA DE RESISTENCIA, S.A.			SI	0.32
AGLUTINANTES	GESRESIDUOS			SI	0.04
AGREGADOS	HERNANDEZ HERNANDEZ FERNANDO			SI	0.05
AGREGADOS	TORRES VILLANUEVA ALEJANDRO			SI	0.05

OBSERVACIONES

MATERIAS PRIMAS DIRECTAS

CONSOLIDADO

Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
AGREGADOS	GARLANT PERALTA LUIS FERNANO			SI	0.04
AGREGADOS	ESPINOZA MENDOZA RAUL			SI	0.04
AGREGADOS	HERNANDEZ HERNANDEZ JORGE			SI	0.04
AGREGADOS	GENERAL DE SUMINISTROS Y TRANS			SI	0.03
AGREGADOS	ARENAS Y BLOQUES DEL CARIBE SA			SI	0.03
ASFALTO	GRUPO METSVA SA DE CV			SI	0.12
COMBUSTIBLE	GASOMICH, S.A. DE C.V.			SI	0.04
CHAPAS	AYALA AZUARA ARTURO			SI	0.05
LUBRICANTES	TECNOLOGIA EN LUBRICACIÓN INDU			SI	0.04
MATERIAL DE HERRERIA	SERVICIOS DE ESTRUCTURA Y HERR			SI	0.04
MATERIAL DE HERRERIA	MARTINEZ MALDONADO EDUARDO			SI	0.04
MATERIAL DE PLOMERIA	CORTEZ LOPEZ LUCIO			SI	0.04
MATERIAL DE PVC	PLASTICOS REX SA DE CV			SI	0.81
MATERIAL HIDRÁULICO	VARGAS ALVAREZ JULIO CÉSAR			SI	0.03
PERFIL Y LAMINADO	PERFILES COMERCIALES CUAUTITLA			SI	0.04
	VARIOS			SI	4.09

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE 2 AÑO 2006

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS TOTALES

Impresión Final

PRINCIPALES	VENTAS		% DE PART. MDO.	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
NACIONALES					
PROGRESIVA	3,268	723,998	0.0	NO APLICA	PUBLICO EN GENERAL
INTERES SOCIAL	5,130	1,756,781	0.0	NO APLICA	PUBLICO EN GENERAL
MEDIO	1,342	778,126	0.0	NO APLICA	PUBLICO EN GENERAL
RESIDENCIAL	79	143,888	0.0	NO APLICA	PUBLICO EN GENERAL
ARREND CENTROS COMER	0	4,624	0.0	NO APLICA	PUBLICO EN GENERAL
TERRENOS COMERCIALES	0	297,204	0.0	NO APLICA	PUBLICO EN GENERAL
SERV. ADMON Y COM	0	4,577	0.0	NO APLICA	PUBLICO EN GENERAL
EXTRANJERAS					

TOTAL	3,709,198	

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ARA

CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE 2 AÑO 2006

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS EXTRANJERAS

Impresión Final

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
EXPORTACION					
SUBSIDIARIAS EN EL EXTRANJERO					
TOTAL		0			

OBSERVACIONES

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CONSOLIDADO

Impresión Final

SERIES	VALOR NOMINAL($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
UNICA	1.3333	0	327,015,974	0	327,015,974	0	436,018	0
TOTAL			327,015,974	0	327,015,974	0	436,018	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION: 327,015,974

OBSERVACIONES

INFORMACION DE PROYECTOS (Proyecto, Monto Ejercido y Porcentaje de Avance)

NO APLICA

TRANSACCIONES EN MONEDA EXTRANJERA Y CONVERSION DE ESTADOS FINANCIEROS DE OPERACIONES EXTRANJERAS
(Información relacionada al Boletín B-15)

LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN AL TIPO DE CAMBIO VIGENTE A LA FECHA DE SU CELEBRACIÓN. LOS ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA SE VALUAN EN MONEDA NACIONAL AL TIPO DE CAMBIO VIGENTE A LA FECHA DE LOS ESTADOS FINANCIEROS. LAS FLUCTUACIONES CAMBIARIAS SE REGISTRAN EN LOS RESULTADOS.

A. POSICIÓN MONETARIA EN MONEDA EXTRANJERA AL 30 DE JUNIO DE 2006 ES DE:

	DOLARES	EQUIVALENTE EN PESOS
	MILES	
ACTIVOS:		
CORTO PLAZO		
INVERSIONES TEMPORALES Y EFECTIVO	6,778	$ 76,388
CLIENTES POR AVANCE DE OBRA	8	90
TOTAL ACTIVOS	6,786	$ 76,478
PASIVOS:		
CORTO PLAZO		
PROVEEDORES DE TERRENO	14,688	$ 165,534
ANTICIPO DE CLIENTES	390	4,395
OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO	379	4,271
	15,457	174,200
LARGO PLAZO		
OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO	272	3,065
	272	3,065
PASIVO TOTAL	15,729	$ 177,265
POSICION NETA PASIVA	8,943	$ 100,787

s63:

OTROS CRÉDITOS CON COSTO

PARA 2006 SE INTEGRA POR ARRENDAMIENTO FINANCIERO A LARGO PLAZO Y OTRO CRÉDITOS.

PARA 2005 SE INTEGRA POR PROVEEDORES DE TERRENOS A LARGO PLAZO,ARRENDAMIENTO FINANCIERO A LARGO Y PLAZO Y OTROS CRÉDITOS.

EN EL ESTADO DE SITUACIÓN FINANCIERA ESTAS CUENTAS SE PRESENTAN EN EL RUBRO DE OTROS CRÉDITOS (S30)

Convocatoria de Asamblea Ordinaria de CONSORCIO ARA, S.A. DE C.V.

Fecha de Recepción en BMV: 2006-10-03 10:53:00.0

Prefijo:
CONVORDI

Clave Cotización:
ARA

Serie:

Razón Social:
CONSORCIO ARA, S.A. DE C.V.

Tipo Asamblea:
ORDINARIA

Fecha Celebración:
19/10/2006

Lugar:
EL SALÓN CAPULÍN B, DEL HOTEL NIKKO, UBICADO EN CAMPOS ELÍSEOS 204, COLONIA POLANCO, C.P. 11560 MÉXICO, DISTRITO FEDERAL

Hora:
12:00

Orden del Día:
ASAMBLEA GENERAL EXTRAORDINARIA:

I. DISCUSIÓN Y, EN SU CASO, APROBACIÓN DE LA PROPUESTA PARA MODIFICAR EL ORDEN Y LA NUMERACIÓN DEL CLAUSULADO DE LOS ESTATUTOS SOCIALES, ASÍ COMO PARA REFORMAR LOS PROPIOS ESTATUTOS SOCIALES A FIN DE ADECUARLOS A LA NUEVA LEY DEL MERCADO DE VALORES Y DISPOSICIONES COMPLEMENTARIAS.

II. DESIGNACIÓN DE DELEGADOS ESPECIALES DE LA ASAMBLEA PARA LA EJECUCIÓN Y FORMALIZACIÓN DE SUS ACUERDOS.

ASAMBLEA GENERAL ORDINARIA:

I. DESIGNACIÓN O EN SU CASO, RATIFICACIÓN DE LOS MIEMBROS DEL CONSEJO DE ADMINISTRACIÓN.

II. DESIGNACIÓN DEL PRESIDENTE DEL COMITÉ DE AUDITORÍA.

III. DESIGNACIÓN DEL PRESIDENTE DEL COMITÉ DE PRÁCTICAS SOCIETARIAS.

IV. DESIGNACIÓN DE DELEGADOS ESPECIALES DE LA ASAMBLEA PARA LA EJECUCIÓN Y

FORMALIZACIÓN DE SUS ACUERDOS.

Requisitos de Asistencia:
EN LOS TÉRMINOS DE LO DISPUESTO EN LA CLÁUSULA VIGÉSIMA CUARTA DE LOS ESTATUTOS SOCIALES, SERÁN ADMITIDOS A LA ASAMBLEA LOS ACCIONISTAS QUE APAREZCAN INSCRITOS EN EL LIBRO DE REGISTRO DE ACCIONES DE LA SOCIEDAD COMO DUEÑOS DE UNA O MÁS ACCIONES, MISMO REGISTRO QUE PARA LOS EFECTOS SE CONSIDERARÁ CERRADO TRES DÍAS HÁBILES ANTES DEL DÍA DE LA CELEBRACIÓN DE LA ASAMBLEA O, EN SU DEFECTO, LOS QUE ACREDITEN SU CALIDAD DE ACCIONISTAS POR CUALQUIER OTRO MEDIO LEGAL.

LOS ACCIONISTAS DEBERÁN DEPOSITAR LOS TÍTULOS DE LAS ACCIONES ANTE LA PROPIA SOCIEDAD, EN UNA INSTITUCIÓN PARA EL DEPÓSITO DE VALORES, EN UNA INSTITUCIÓN DE CRÉDITO, NACIONAL O EXTRANJERA, O EN CASAS DE BOLSA EN LOS TÉRMINOS DE LAS DISPOSICIONES APLICABLES. CONTRA EL DEPÓSITO DE LAS ACCIONES O LA ENTREGA DE LAS CONSTANCIAS DE DEPÓSITO QUE EMITAN DICHAS INSTITUCIONES, SE DEBERÁN RECABAR LAS TARJETAS DE ADMISIÓN CORRESPONDIENTES EN DÍAS Y HORAS HÁBILES, EN LAS OFICINAS DEL SECRETARIO, UBICADAS EN MONTES URALES NO. 505, 3ER PISO, COLONIA LOMAS DE CHAPULTEPEC, C.P.11000 MÉXICO, DISTRITO FEDERAL. LAS ACCIONES QUE SE DEPOSITEN PARA TENER DERECHO A ASISTIR A LA ASAMBLEA NO SE DEVOLVERÁN SINO DESPUÉS DE CELEBRADA ÉSTA MEDIANTE LA ENTREGA DEL RESGUARDO QUE POR AQUÉLLAS SE HUBIESE EXPEDIDO AL ACCIONISTA O A SU REPRESENTANTE.

LOS ACCIONISTAS PODRÁN SER REPRESENTADOS EN LA ASAMBLEA POR LA PERSONA O PERSONAS QUE DESIGNEN MEDIANTE PODER OTORGADO EN FORMULARIOS ELABORADOS POR LA PROPIA SOCIEDAD, QUE REÚNAN LOS REQUISITOS SEÑALADOS EN EL ARTÍCULO 49, FRACCIÓN III DE LA LEY DEL MERCADO DE VALORES O POR MANDATO GENERAL O ESPECIAL OTORGADO EN LOS TÉRMINOS DE LA LEGISLACIÓN APLICABLE. LOS CITADOS FORMULARIOS ESTARÁN A DISPOSICIÓN DE LOS ACCIONISTAS O SUS REPRESENTANTES A PARTIR DE LA FECHA DE PUBLICACIÓN DE ESTA CONVOCATORIA EN LAS OFICINAS DEL SECRETARIO DE LA SOCIEDAD, UBICADAS EN EL DOMICILIO YA MENCIONADO.

LA INFORMACIÓN RELACIONADA CON LOS PUNTOS DEL ORDEN DEL DÍA ESTARÁ A DISPOSICIÓN DE LOS ACCIONISTAS A PARTIR DEL DÉCIMO QUINTO DÍA PREVIO A LA FECHA DE LA CELEBRACIÓN DE LA ASAMBLEA GENERAL EXTRAORDINARIA Y DE LA ASAMBLEA GENERAL ORDINARIA EN LAS OFICINAS DEL SECRETARIO.

MÉXICO, DISTRITO FEDERAL A 3 DE OCTUBRE DE 2006

LIC. RICARDO MALDONADO YÁÑEZ
SECRETARIO DEL CONSEJO DE ADMINISTRACIÓN

Convocatoria de Asamblea Extraordinaria de CONSORCIO ARA, S.A. DE C.V.

Fecha de Recepción en BMV: 2006-10-03 10:57:00.0

Prefijo:
CONVEXTR

Clave Cotización:
ARA

Serie:

Razón Social:
CONSORCIO ARA, S.A. DE C.V.

Tipo Asamblea:
EXTRAORDINARIA

Fecha Celebración:
19/10/2006

Lugar:
SALÓN CAPULÍN B, DEL HOTEL NIKKO, UBICADO EN CAMPOS ELÍSEOS 204, COLONIA POLANCO, C.P. 11560 MÉXICO, DISTRITO FEDERAL

Hora:
12:00

Orden del Dia:
ASAMBLEA GENERAL EXTRAORDINARIA:

I. DISCUSIÓN Y, EN SU CASO, APROBACIÓN DE LA PROPUESTA PARA MODIFICAR EL ORDEN Y LA NUMERACIÓN DEL CLAUSULADO DE LOS ESTATUTOS SOCIALES, ASÍ COMO PARA REFORMAR LOS PROPIOS ESTATUTOS SOCIALES A FIN DE ADECUARLOS A LA NUEVA LEY DEL MERCADO DE VALORES Y DISPOSICIONES COMPLEMENTARIAS.

II. DESIGNACIÓN DE DELEGADOS ESPECIALES DE LA ASAMBLEA PARA LA EJECUCIÓN Y FORMALIZACIÓN DE SUS ACUERDOS.

ASAMBLEA GENERAL ORDINARIA:

I. DESIGNACIÓN O EN SU CASO, RATIFICACIÓN DE LOS MIEMBROS DEL CONSEJO DE ADMINISTRACIÓN.

II. DESIGNACIÓN DEL PRESIDENTE DEL COMITÉ DE AUDITORÍA.

III. DESIGNACIÓN DEL PRESIDENTE DEL COMITÉ DE PRÁCTICAS SOCIETARIAS.

IV. DESIGNACIÓN DE DELEGADOS ESPECIALES DE LA ASAMBLEA PARA LA EJECUCIÓN Y

FORMALIZACIÓN DE SUS ACUERDOS.

Requisitos de Asistencia:
EN LOS TÉRMINOS DE LO DISPUESTO EN LA CLÁUSULA VIGÉSIMA CUARTA DE LOS ESTATUTOS SOCIALES, SERÁN ADMITIDOS A LA ASAMBLEA LOS ACCIONISTAS QUE APAREZCAN INSCRITOS EN EL LIBRO DE REGISTRO DE ACCIONES DE LA SOCIEDAD COMO DUEÑOS DE UNA O MÁS ACCIONES, MISMO REGISTRO QUE PARA LOS EFECTOS SE CONSIDERARÁ CERRADO TRES DÍAS HÁBILES ANTES DEL DÍA DE LA CELEBRACIÓN DE LA ASAMBLEA O, EN SU DEFECTO, LOS QUE ACREDITEN SU CALIDAD DE ACCIONISTAS POR CUALQUIER OTRO MEDIO LEGAL.

LOS ACCIONISTAS DEBERÁN DEPOSITAR LOS TÍTULOS DE LAS ACCIONES ANTE LA PROPIA SOCIEDAD, EN UNA INSTITUCIÓN PARA EL DEPÓSITO DE VALORES, EN UNA INSTITUCIÓN DE CRÉDITO, NACIONAL O EXTRANJERA, O EN CASAS DE BOLSA EN LOS TÉRMINOS DE LAS DISPOSICIONES APLICABLES. CONTRA EL DEPÓSITO DE LAS ACCIONES O LA ENTREGA DE LAS CONSTANCIAS DE DEPÓSITO QUE EMITAN DICHAS INSTITUCIONES, SE DEBERÁN RECABAR LAS TARJETAS DE ADMISIÓN CORRESPONDIENTES EN DÍAS Y HORAS HÁBILES, EN LAS OFICINAS DEL SECRETARIO, UBICADAS EN MONTES URALES NO. 505, 3ER PISO, COLONIA LOMAS DE CHAPULTEPEC, C.P.11000 MÉXICO, DISTRITO FEDERAL. LAS ACCIONES QUE SE DEPOSITEN PARA TENER DERECHO A ASISTIR A LA ASAMBLEA NO SE DEVOLVERÁN SINO DESPUÉS DE CELEBRADA ÉSTA MEDIANTE LA ENTREGA DEL RESGUARDO QUE POR AQUÉLLAS SE HUBIESE EXPEDIDO AL ACCIONISTA O A SU REPRESENTANTE.

LOS ACCIONISTAS PODRÁN SER REPRESENTADOS EN LA ASAMBLEA POR LA PERSONA O PERSONAS QUE DESIGNEN MEDIANTE PODER OTORGADO EN FORMULARIOS ELABORADOS POR LA PROPIA SOCIEDAD, QUE REÚNAN LOS REQUISITOS SEÑALADOS EN EL ARTÍCULO 49, FRACCIÓN III DE LA LEY DEL MERCADO DE VALORES O POR MANDATO GENERAL O ESPECIAL OTORGADO EN LOS TÉRMINOS DE LA LEGISLACIÓN APLICABLE. LOS CITADOS FORMULARIOS ESTARÁN A DISPOSICIÓN DE LOS ACCIONISTAS O SUS REPRESENTANTES A PARTIR DE LA FECHA DE PUBLICACIÓN DE ESTA CONVOCATORIA EN LAS OFICINAS DEL SECRETARIO DE LA SOCIEDAD, UBICADAS EN EL DOMICILIO YA MENCIONADO.

LA INFORMACIÓN RELACIONADA CON LOS PUNTOS DEL ORDEN DEL DÍA ESTARÁ A DISPOSICIÓN DE LOS ACCIONISTAS A PARTIR DEL DÉCIMO QUINTO DÍA PREVIO A LA FECHA DE LA CELEBRACIÓN DE LA ASAMBLEA GENERAL EXTRAORDINARIA Y DE LA ASAMBLEA GENERAL ORDINARIA EN LAS OFICINAS DEL SECRETARIO.

MÉXICO, DISTRITO FEDERAL A 3 DE OCTUBRE DE 2006

LIC. RICARDO MALDONADO YÁÑEZ
SECRETARIO DEL CONSEJO DE ADMINISTRACIÓN

Acuerdos Ordinaria de CONSORCIO ARA, S.A. DE C.V.

Fecha de Recepción en BMV: 2006-10-20 10:41:00.0

Prefijo:
ACUEORDI

Clave Cotización:
ARA

Serie:

Razón Social:
CONSORCIO ARA, S.A. DE C.V.

Tipo Asamblea:
ORDINARIA

Fecha Celebración:
19/10/2006

Porcentaje de Asistencia:
95.0

Fecha de pago:

Acuerdos:
RESUMEN DE ACUERDOS

CONSORCIO ARA, S.A. DE C.V.

ASAMBLEA GENERAL EXTRAORDINARIA Y ORDINARIA DE ACCIONISTAS

19 DE OCTUBRE DE 2006

ASAMBLEA GENERAL EXTRAORDINARIA

I. DISCUSIÓN Y, EN SU CASO, APROBACIÓN DE LA PROPUESTA PARA MODIFICAR EL ORDEN Y LA NUMERACIÓN DEL CLAUSULADO DE LOS ESTATUTOS SOCIALES, ASÍ COMO PARA REFORMAR LOS PROPIOS ESTATUTOS SOCIALES A FIN DE ADECUARLOS A LA NUEVA LEY DEL MERCADO DE VALORES Y DISPOSICIONES COMPLEMENTARIAS.

RESOLUCIONES

PRIMERA. SE APRUEBA LA REFORMA DE LOS ESTATUTOS SOCIALES DE LA SOCIEDAD, CON EL OBJETO DE MODIFICAR EL ORDEN Y LA NUMERACIÓN DEL CLAUSULADO DE LOS MISMOS, ASÍ COMO PARA REFORMAR LOS PROPIOS ESTATUTOS SOCIALES A FIN DE ADECUARLOS A LA NUEVA LEY DEL MERCADO DE VALORES Y DISPOSICIONES COMPLEMENTARIAS.

SEGUNDA: SE AUTORIZA A LA SOCIEDAD PARA LLEVAR A CABO EL CANJE DE LOS TÍTULOS

DE ACCIONES REPRESENTATIVOS DEL CAPITAL SOCIAL DE LA SOCIEDAD ACTUALMENTE EN CIRCULACIÓN, POR CERTIFICADOS PROVISIONALES O TÍTULOS DE ACCIONES DEFINITIVOS QUE REFLEJEN LAS MODIFICACIONES EFECTUADAS A LOS ESTATUTOS SOCIALES DE LA SOCIEDAD.

II. DESIGNACIÓN DE DELEGADOS ESPECIALES DE LA ASAMBLEA PARA LA EJECUCIÓN Y FORMALIZACIÓN DE SUS ACUERDOS.

RESOLUCIÓN

ÚNICA. SE RESUELVE DESIGNAR A LOS SEÑORES ING. GERMÁN AHUMADA RUSSEK, ING. LUIS FELIPE AHUMADA RUSSEK, LIC. RICARDO MALDONADO YÁÑEZ, LIC. LORENZA K. LANGARICA O'HEA, LIC. SERGIO VILLALOBOS GÓMEZ, FERNANDO BUQUER JENIS, J. SACRAMENTO SOTO SOLÍS, ANA TERESA PIEDRA CALDERÓN Y RODRIGO MÁRQUEZ ROMERO COMO DELEGADOS ESPECIALES PARA QUE COMPAREZCAN INDISTINTAMENTE ANTE EL NOTARIO PÚBLICO DE SU ELECCIÓN A PROTOCOLIZAR TOTAL O PARCIALMENTE LA PRESENTE ACTA, EXPIDAN COPIAS CERTIFICADAS DE LA PRESENTE ACTA, PRESENTEN LA INFORMACIÓN REQUERIDA POR LA LEY DEL MERCADO DE VALORES Y LAS DISPOSICIONES APLICABLES DE LA COMISIÓN NACIONAL BANCARIA Y DE VALORES, Y LLEVEN A CABO LOS DEMÁS ACTOS NECESARIOS PARA DAR CUMPLIMIENTO A LOS ACUERDOS DE LA ASAMBLEA.

ASAMBLEA GENERAL ORDINARIA

I. DESIGNACIÓN, O EN SU CASO, RATIFICACIÓN DE LOS MIEMBROS DEL CONSEJO DE ADMINISTRACIÓN.

RESOLUCIONES

PRIMERA. SE ACEPTA LA RENUNCIA PRESENTADA POR LOS SEÑORES GODOFREDO ROJAS REYES Y CARLOS BARBA SÁNCHEZ CASTELLANOS A SUS CARGOS COMO MIEMBROS SUPLENTES DEL CONSEJO DE ADMINISTRACIÓN DE LA SOCIEDAD, LIBERÁNDOLOS DE TODAS Y CUALESQUIERA RESPONSABILIDADES QUE SE RELACIONEN O CORRESPONDAN EN CUALQUIER MODO A SUS ANTERIORES CARGOS Y AL DESEMPEÑO DE LOS MISMOS, RATIFICÁNDOSE TODOS Y CADA UNO DE LOS ACTOS POR ELLOS REALIZADOS EN EJERCICIO DE SUS RESPECTIVOS ENCARGOS, Y OTORGÁNDOLES EL FINIQUITO MÁS AMPLIO QUE EN DERECHO PROCEDA. ASIMISMO, SE LES OTORGA UN AGRADECIMIENTO Y RECONOCIMIENTO POR EL TIEMPO DURANTE EL CUAL DESEMPEÑARON DICHOS CARGOS EN EL CONSEJO DE ADMINISTRACIÓN.

SEGUNDA. SE DESIGNA AL SEÑOR LUIS E. AYESTARÁN ESCUDERO COMO CONSEJERO SUPLENTE DEL ING. LUIS FELIPE AHUMADA RUSSEK Y AL SEÑOR LUIS FEDERICO MORENO TREVIÑO COMO CONSEJERO SUPLENTE DEL SEÑOR ANTONIO HUGO FRANCK CABRERA.

TERCERA. SE OTORGA AL SEÑOR CARLOS HERNÁNDEZ MAGALLANES UN AGRADECIMIENTO Y RECONOCIMIENTO POR EL TIEMPO DURANTE EL CUAL DESEMPEÑÓ EL CARGO DE COMISARIO DE LA SOCIEDAD, LIBERÁNDOLO DE TODAS Y CUALESQUIERA RESPONSABILIDADES QUE SE RELACIONEN O CORRESPONDAN EN CUALQUIER MODO A DICHO CARGO Y AL DESEMPEÑO DEL MISMO, RATIFICANDO TODOS Y CADA UNO DE LOS ACTOS REALIZADOS EN EL EJERCICIO DE SU ENCARGO, Y OTORGÁNDOLE EL FINIQUITO MÁS AMPLIO QUE EN DERECHO PROCEDA.

CUARTA. SE RATIFICA AL RESTO DE LOS MIEMBROS DEL CONSEJO DE ADMINISTRACIÓN, EN SUS CARGOS, POR LO QUE DICHO ÓRGANO QUEDA INTEGRADO A PARTIR DE LA FECHA DE CELEBRACIÓN DE LA PRESENTE ASAMBLEA, DE LA SIGUIENTE MANERA:

CONSEJO DE ADMINISTRACIÓN

GERMÁN AHUMADA RUSSEK PRESIDENTE
LUIS FELIPE AHUMADA RUSSEK VICE-PRESIDENTE
GERMÁN AHUMADA ALDUNCINCONSEJERO PROPIETARIO
PEDRO ALONSO ANGULO* CONSEJERO PROPIETARIO
LUIS RAMON CARAZO PRECIADO* CONSEJERO PROPIETARIO
ROBERTO DANEL DÍAZ* CONSEJERO PROPIETARIO
FELIX GAVITO MARCO* CONSEJERO PROPIETARIO
ANDRÉS MASSIEU BERLANGA* CONSEJERO PROPIETARIO
MARCOS RAMÍREZ MIGUEL* CONSEJERO PROPIETARIO
ANTONIO HUGO FRANCK CABRERA* CONSEJERO PROPIETARIO
JEAN LOUIS GUINCHARD* CONSEJERO PROPIETARIO
JOSÉ ANTONIO AGUILAR OBREGÓN CONSEJERO SUPLENTE
LUIS E. AYESTARÁN ESCUDERO CONSEJERO SUPLENTE
J. SACRAMENTO SOTO SOLÍS CONSEJERO SUPLENTE
MARÍA CRISTINA HERNÁNDEZ TREJO* CONSEJERO SUPLENTE
EUGENIO RIVEROLL PICAZO* CONSEJERO SUPLENTE
MANUEL GUTIÉRREZ GARCÍA* CONSEJERO SUPLENTE

LORENZO LUCAS SÁNCHEZ* CONSEJERO SUPLENTE
MANUEL CAMPOS SPOOR* CONSEJERO SUPLENTE
IGNACIO FARIAS CAMPERO* CONSEJERO SUPLENTE
LUIS FEDERICO MORENO TREVIÑO* CONSEJERO SUPLENTE
FRANCISCO JAVIER LOMELÍN AYALA* CONSEJERO SUPLENTE

* CONSEJEROS INDEPENDIENTES

II. DESIGNACIÓN DEL PRESIDENTE DEL COMITÉ DE AUDITORÍA.

RESOLUCIÓN

ÚNICA. SE RESUELVE RATIFICAR AL SEÑOR FÉLIX GAVITO MARCO COMO PRESIDENTE DEL COMITÉ DE AUDITORÍA.

III. DESIGNACIÓN DEL PRESIDENTE DEL COMITÉ DE PRÁCTICAS SOCIETARIAS.

RESOLUCIÓN

ÚNICA. SE RESUELVE RATIFICAR AL SEÑOR ROBERTO DANEL DÍAZ COMO PRESIDENTE DEL COMITÉ DE PRÁCTICAS SOCIETARIAS DE LA SOCIEDAD.

IV. DESIGNACIÓN DE DELEGADOS ESPECIALES DE LA ASAMBLEA PARA LA EJECUCIÓN Y FORMALIZACIÓN DE SUS ACUERDOS.

RESOLUCIÓN

ÚNICA. SE RESUELVE DESIGNAR A LOS SEÑORES ING. GERMÁN AHUMADA RUSSEK, ING. LUIS FELIPE AHUMADA RUSSEK, LIC. RICARDO MALDONADO YÁÑEZ, LIC. LORENZA K. LANGARICA O'HEA, LIC. SERGIO VILLALOBOS GÓMEZ, FERNANDO BUQUER JENIS, J. SACRAMENTO SOTO SOLÍS, ANA TERESA PIEDRA CALDERÓN Y RODRIGO MÁRQUEZ ROMERO COMO DELEGADOS ESPECIALES PARA QUE COMPAREZCAN INDISTINTAMENTE ANTE EL NOTARIO PÚBLICO DE SU ELECCIÓN A PROTOCOLIZAR TOTAL O PARCIALMENTE LA PRESENTE ACTA, EXPIDAN COPIAS CERTIFICADAS DE LA PRESENTE ACTA, PRESENTEN LA INFORMACIÓN REQUERIDA POR LA LEY DEL MERCADO DE VALORES Y LAS DISPOSICIONES APLICABLES DE LA COMISIÓN NACIONAL BANCARIA Y DE VALORES, Y LLEVEN A CABO LOS DEMÁS ACTOS NECESARIOS PARA DAR CUMPLIMIENTO A LOS ACUERDOS DE LA ASAMBLEA.

Hora:
12:00


BOLSA MEXICANA DE VALORES

Acuerdos de Asamblea Extraordinaria de CONSORCIO ARA, S.A. DE C.V.

Fecha de Recepción en BMV: 2006-10-20 10:45:00.0

Prefijo:
ACUEEXTR

Clave Cotización:
ARA

Serie:

Razón Social:
CONSORCIO ARA, S.A. DE C.V.

Tipo Asamblea:
EXTRAORDINARIA

Fecha Celebración:
19/10/2006

Porcentaje de Asistencia:
95.0

Fecha de pago:

Acuerdos:
RESUMEN DE ACUERDOS

CONSORCIO ARA, S.A. DE C.V.

ASAMBLEA GENERAL EXTRAORDINARIA Y ORDINARIA DE ACCIONISTAS

19 DE OCTUBRE DE 2006

ASAMBLEA GENERAL EXTRAORDINARIA

I. DISCUSIÓN Y, EN SU CASO, APROBACIÓN DE LA PROPUESTA PARA MODIFICAR EL ORDEN Y LA NUMERACIÓN DEL CLAUSULADO DE LOS ESTATUTOS SOCIALES, ASÍ COMO PARA REFORMAR LOS PROPIOS ESTATUTOS SOCIALES A FIN DE ADECUARLOS A LA NUEVA LEY DEL MERCADO DE VALORES Y DISPOSICIONES COMPLEMENTARIAS.

RESOLUCIONES

PRIMERA. SE APRUEBA LA REFORMA DE LOS ESTATUTOS SOCIALES DE LA SOCIEDAD, CON EL OBJETO DE MODIFICAR EL ORDEN Y LA NUMERACIÓN DEL CLAUSULADO DE LOS MISMOS, ASÍ COMO PARA REFORMAR LOS PROPIOS ESTATUTOS SOCIALES A FIN DE ADECUARLOS A LA NUEVA LEY DEL MERCADO DE VALORES Y DISPOSICIONES COMPLEMENTARIAS.

SEGUNDA: SE AUTORIZA A LA SOCIEDAD PARA LLEVAR A CABO EL CANJE DE LOS TÍTULOS DE ACCIONES REPRESENTATIVOS DEL CAPITAL SOCIAL DE LA SOCIEDAD ACTUALMENTE EN CIRCULACIÓN, POR CERTIFICADOS PROVISIONALES O TÍTULOS DE ACCIONES DEFINITIVOS QUE REFLEJEN LAS MODIFICACIONES EFECTUADAS A LOS ESTATUTOS SOCIALES DE LA SOCIEDAD.

II. DESIGNACIÓN DE DELEGADOS ESPECIALES DE LA ASAMBLEA PARA LA EJECUCIÓN Y FORMALIZACIÓN DE SUS ACUERDOS.

RESOLUCIÓN

ÚNICA. SE RESUELVE DESIGNAR A LOS SEÑORES ING. GERMÁN AHUMADA RUSSEK, ING. LUIS FELIPE AHUMADA RUSSEK, LIC. RICARDO MALDONADO YÁÑEZ, LIC. LORENZA K. LANGARICA O'HEA, LIC. SERGIO VILLALOBOS GÓMEZ, FERNANDO BUQUER JENIS, J. SACRAMENTO SOTO SOLÍS, ANA TERESA PIEDRA CALDERÓN Y RODRIGO MÁRQUEZ ROMERO COMO DELEGADOS ESPECIALES PARA QUE COMPAREZCAN INDISTINTAMENTE ANTE EL NOTARIO PÚBLICO DE SU ELECCIÓN A PROTOCOLIZAR TOTAL O PARCIALMENTE LA PRESENTE ACTA, EXPIDAN COPIAS CERTIFICADAS DE LA PRESENTE ACTA, PRESENTEN LA INFORMACIÓN REQUERIDA POR LA LEY DEL MERCADO DE VALORES Y LAS DISPOSICIONES APLICABLES DE LA COMISIÓN NACIONAL BANCARIA Y DE VALORES, Y LLEVEN A CABO LOS DEMÁS ACTOS NECESARIOS PARA DAR CUMPLIMIENTO A LOS ACUERDOS DE LA ASAMBLEA.

ASAMBLEA GENERAL ORDINARIA

I. DESIGNACIÓN, O EN SU CASO, RATIFICACIÓN DE LOS MIEMBROS DEL CONSEJO DE ADMINISTRACIÓN.

RESOLUCIONES

PRIMERA. SE ACEPTA LA RENUNCIA PRESENTADA POR LOS SEÑORES GODOFREDO ROJAS REYES Y CARLOS BARBA SÁNCHEZ CASTELLANOS A SUS CARGOS COMO MIEMBROS SUPLENTES DEL CONSEJO DE ADMINISTRACIÓN DE LA SOCIEDAD, LIBERÁNDOLOS DE TODAS Y CUALESQUIERA RESPONSABILIDADES QUE SE RELACIONEN O CORRESPONDAN EN CUALQUIER MODO A SUS ANTERIORES CARGOS Y AL DESEMPEÑO DE LOS MISMOS, RATIFICÁNDOSE TODOS Y CADA UNO DE LOS ACTOS POR ELLOS REALIZADOS EN EJERCICIO DE SUS RESPECTIVOS ENCARGOS, Y OTORGÁNDOLES EL FINIQUITO MÁS AMPLIO QUE EN DERECHO PROCEDA. ASIMISMO, SE LES OTORGA UN AGRADECIMIENTO Y RECONOCIMIENTO POR EL TIEMPO DURANTE EL CUAL DESEMPEÑARON DICHOS CARGOS EN EL CONSEJO DE ADMINISTRACIÓN.

SEGUNDA. SE DESIGNA AL SEÑOR LUIS E. AYESTARÁN ESCUDERO COMO CONSEJERO SUPLENTE DEL ING. LUIS FELIPE AHUMADA RUSSEK Y AL SEÑOR LUIS FEDERICO MORENO TREVIÑO COMO CONSEJERO SUPLENTE DEL SEÑOR ANTONIO HUGO FRANCK CABRERA.

TERCERA. SE OTORGA AL SEÑOR CARLOS HERNÁNDEZ MAGALLANES UN AGRADECIMIENTO Y RECONOCIMIENTO POR EL TIEMPO DURANTE EL CUAL DESEMPEÑÓ EL CARGO DE COMISARIO DE LA SOCIEDAD, LIBERÁNDOLO DE TODAS Y CUALESQUIERA RESPONSABILIDADES QUE SE RELACIONEN O CORRESPONDAN EN CUALQUIER MODO A DICHO CARGO Y AL DESEMPEÑO DEL MISMO, RATIFICANDO TODOS Y CADA UNO DE LOS ACTOS REALIZADOS EN EL EJERCICIO DE SU ENCARGO, Y OTORGÁNDOLE EL FINIQUITO MÁS AMPLIO QUE EN DERECHO PROCEDA.

CUARTA. SE RATIFICA AL RESTO DE LOS MIEMBROS DEL CONSEJO DE ADMINISTRACIÓN, EN SUS CARGOS, POR LO QUE DICHO ÓRGANO QUEDA INTEGRADO A PARTIR DE LA FECHA DE CELEBRACIÓN DE LA PRESENTE ASAMBLEA, DE LA SIGUIENTE MANERA:

CONSEJO DE ADMINISTRACIÓN
GERMÁN AHUMADA RUSSEKPRESIDENTE
LUIS FELIPE AHUMADA RUSSEK VICE-PRESIDENTE
GERMÁN AHUMADA ALDUNCINCONSEJERO PROPIETARIO
PEDRO ALONSO ANGULO*CONSEJERO PROPIETARIO
LUIS RAMON CARAZO PRECIADO*CONSEJERO PROPIETARIO
ROBERTO DANEL DÍAZ*CONSEJERO PROPIETARIO
FELIX GAVITO MARCO *CONSEJERO PROPIETARIO
ANDRÉS MASSIEU BERLANGA*CONSEJERO PROPIETARIO
MARCOS RAMÍREZ MIGUEL*CONSEJERO PROPIETARIO
ANTONIO HUGO FRANCK CABRERA*CONSEJERO PROPIETARIO
JEAN LOUIS GUINCHARD*CONSEJERO PROPIETARIO

JOSÉ ANTONIO AGUILAR OBREGÓNCONSEJERO SUPLENTE
LUIS E. AYESTARÁN ESCUDEROCONSEJERO SUPLENTE
J. SACRAMENTO SOTO SOLÍSCONSEJERO SUPLENTE
MARÍA CRISTINA HERNÁNDEZ TREJO*CONSEJERO SUPLENTE
EUGENIO RIVEROLL PICAZO*CONSEJERO SUPLENTE

MANUEL GUTIÉRREZ GARCÍA*CONSEJERO SUPLENTE
LORENZO LUCAS SÁNCHEZ *CONSEJERO SUPLENTE
MANUEL CAMPOS SPOOR*CONSEJERO SUPLENTE
IGNACIO FARIAS CAMPERO*CONSEJERO SUPLENTE
LUIS FEDERICO MORENO TREVIÑO *CONSEJERO SUPLENTE
FRANCISCO JAVIER LOMELÍN AYALA*CONSEJERO SUPLENTE

* CONSEJEROS INDEPENDIENTES

II. DESIGNACIÓN DEL PRESIDENTE DEL COMITÉ DE AUDITORÍA.

RESOLUCIÓN

ÚNICA. SE RESUELVE RATIFICAR AL SEÑOR FÉLIX GAVITO MARCO COMO PRESIDENTE DEL COMITÉ DE AUDITORÍA.

III. DESIGNACIÓN DEL PRESIDENTE DEL COMITÉ DE PRÁCTICAS SOCIETARIAS.

RESOLUCIÓN

ÚNICA. SE RESUELVE RATIFICAR AL SEÑOR ROBERTO DANEL DÍAZ COMO PRESIDENTE DEL COMITÉ DE PRÁCTICAS SOCIETARIAS DE LA SOCIEDAD.

IV. DESIGNACIÓN DE DELEGADOS ESPECIALES DE LA ASAMBLEA PARA LA EJECUCIÓN Y FORMALIZACIÓN DE SUS ACUERDOS.

RESOLUCIÓN

ÚNICA. SE RESUELVE DESIGNAR A LOS SEÑORES ING. GERMÁN AHUMADA RUSSEK, ING. LUIS FELIPE AHUMADA RUSSEK, LIC. RICARDO MALDONADO YÁÑEZ, LIC. LORENZA K. LANGARICA O'HEA, LIC. SERGIO VILLALOBOS GÓMEZ, FERNANDO BUQUER JENIS, J. SACRAMENTO SOTO SOLÍS, ANA TERESA PIEDRA CALDERÓN Y RODRIGO MÁRQUEZ ROMERO COMO DELEGADOS ESPECIALES PARA QUE COMPAREZCAN INDISTINTAMENTE ANTE EL NOTARIO PÚBLICO DE SU ELECCIÓN A PROTOCOLIZAR TOTAL O PARCIALMENTE LA PRESENTE ACTA, EXPIDAN COPIAS CERTIFICADAS DE LA PRESENTE ACTA, PRESENTEN LA INFORMACIÓN REQUERIDA POR LA LEY DEL MERCADO DE VALORES Y LAS DISPOSICIONES APLICABLES DE LA COMISIÓN NACIONAL BANCARIA Y DE VALORES, Y LLEVEN A CABO LOS DEMÁS ACTOS NECESARIOS PARA DAR CUMPLIMIENTO A LOS ACUERDOS DE LA ASAMBLEA.

Hora:
12:00

Eventos Relevantes de CONSORCIO ARA, S.A. DE C.V.

Fecha de Recepción en BMV: May 24 2006 3:26PM

Prefijo:
EVENTORE

Clave Cotización:
ARA

Fecha:
24/05/2006

Razón Social:
CONSORCIO ARA, S.A. DE C.V.

Lugar:
MEXICO D.F.

Asunto:
VOLUMEN OPERADO

Eventos Relevantes:
MÉXICO D. F. A 24 DE MAYO DE 2006 --- CONSORCIO ARA (BMV: ARA*)
INFORMA QUE LA DISMINUCIÓN EN EL PRECIO DE LA ACCIÓN DEL DIA DE HOY EN UN 3.533% Y EL VOLUMEN OPERADO POR 3,364,995 DE ACCIONES CORRESPONDE A MOVIMIENTOS NATURALES DE MERCADO.

CONSORCIO ARA AGRADECE LA CONFIANZA DEPOSITADA POR PARTE DE SUS INVERSIONISTAS.

Mercado Exterior:


BOLSA MEXICANA DE VALORES

Eventos Relevantes de CONSORCIO ARA, S.A. DE C.V.

Fecha de Recepción en BMV: May 31 2006 2:46PM

Prefijo:
EVENTORE

Clave Cotización:
ARA

Fecha:
31/05/2006

Razón Social:
CONSORCIO ARA, S.A. DE C.V.

Lugar:
MEXICO D.F.

Asunto:
EVENTO RELEVANTE - DIFERIMIENTO DE OFERTA

Eventos Relevantes:
EVENTO RELEVANTE - DIFERIMIENTO DE OFERTA

CONSORCIO ARA, S.A. DE C.V. (ARA) INFORMA AL PÚBLICO INVERSIONISTA QUE DEBIDO A LA VOLATILIDAD QUE ENFRENTAN LOS MERCADOS DE VALORES EN MÉXICO Y EL EXTRANJERO, HA DECIDIDO POSPONER LA OFERTA SECUNDARIA DE ACCIONES PREVIAMENTE ANUNCIADA EN ESPERA DE UNA SITUACIÓN MAS ADECUADA EN LOS MERCADOS. AGRADECEMOS EL INTERÉS MOSTRADO POR EL PÚBLICO INVERSIONISTA PARA PARTICIPAR EN LA OFERTA Y ESPERAMOS QUE LAS CONDICIONES DE LOS MERCADOS PERMITAN QUE LA MISMA SEA CONCLUIDA EN EL FUTURO PRÓXIMO.

MATERIAL EVENT - OFFERING POSTPONEMENT

CONSORCIO ARA, S.A. DE C.V. (ARA) ANNOUNCED TODAY THAT IT HAS POSTPONED THE SECONDARY OFFERING OF STOCK BY THE SELLING SHAREHOLDERS DUE TO THE CURRENT VOLATILITY OF THE SECURITIES MARKETS IN MEXICO AND ABROAD. WE EXPRESS OUR GRATITUDE IN THE INTEREST SHOWN IN THE OFFERING AND EXPECT THAT MARKET CONDITIONS WILL PERMIT THE CONCLUSION OF THE OFFERING IN THE NEAR FUTURE.

Mercado Exterior:


BOLSA MEXICANA DE VALORES

Eventos Relevantes de CONSORCIO ARA, S.A. DE C.V.

Fecha de Recepción en BMV: Jun 8 2006 2:18PM

Prefijo:
EVENTORE

Clave Cotización:
ARA

Fecha:
08/06/2006

Razón Social:
CONSORCIO ARA, S.A. DE C.V.

Lugar:
MEXICO .D.F.

Asunto:
DONARÁN UNA CASA POR CADA 8 MILLAS RECORRIDAS POR GALIA MOSS AL CRUZAR EL OCÉANO ATLÁNTICO BENEFICIANDO ASI A 700 FAMILIAS

Eventos Relevantes:
DONARÁN UNA CASA POR CADA 8 MILLAS RECORRIDAS POR LA PRIMERA VELERISTA MEXICANA EN CRUZAR EL OCÉANO ATLÁNTICO

CIUDAD DE MÉXICO, JUNIO 8, 2006.

GALIA MOSS CUMPLE UN GRAN RETO DEPORTIVO Y HUMANO, PUES ADEMÁS DE CONVERTIRSE EN LA PRIMERA MUJER LATINOAMERICANA EN CRUZAR EL OCÉANO ATLÁNTICO, AYUDA A CIENTOS DE FAMILIAS NECESITADAS A TRAVÉS DEL PROGRAMA "UNA MILLA X UN HOGAR", EN COLABORACIÓN CON FUNDACIÓN ARA, FUNDACIÓN TELEVISA, Y FIDEICOMISO PRO VIVAH, QUIENES POR CADA OCHO MILLAS RECORRIDAS POR GALIA, DONARÁN UNA CASA ENTRE LAS TRES ORGANIZACIONES, A UNA FAMILIA DESFAVORECIDA.
ASÍ, GALIA HIZO REALIDAD SU SUEÑO Y EL DE CIENTOS DE PERSONAS, PUES AL RECORRER 5 MIL 153 MILLAS, SE DONARÁN 644 CASAS, ES DECIR, ALREDEDOR DE 700 FAMILIAS SERÁN BENEFICIADAS CON ESTA GRAN AVENTURA NÁUTICA.

41 DÍAS AGOTADORES HICIERON HISTORIA EN EL VELERO "EL MÁS MEJOR", QUE ZARPÓ EL PASADO 25 DE ABRIL DEL PUERTO DE VIGO, EN ESPAÑA, Y ARRIBÓ A LA RIVIERA MAYA EN EL PARADISÍACO PARQUE XCARET. GALIA, DE 31 AÑOS DE EDAD, FUE RECIBIDA CON EL MÁGICO SONIDO DE LOS CARACOLES MARINOS Y EL APLAUSO DE MÁS DE 600 PERSONAS EMOCIONADAS QUE LA ESPERABAN DESPUÉS DE LOGRAR SU DESAFÍO.

ANTE FAMILIARES, AMIGOS Y MEDIOS DE COMUNICACIÓN, GALIA EXPRESÓ: "ES PARA MÍ UN ORGULLO, NO LO PUEDO CREER DESPUÉS DE TODO LO QUE PASÉ EN EL MAR, ES INCREÍBLE VER CÓMO UN SUEÑO SE CONVIERTE EN REALIDAD Y MOVER E IMPULSAR A TANTA GENTE, LO ÚNICO QUE PUEDO DECIR ES GRACIAS POR CREER, A MI FAMILIA, PATROCINADORES Y MEDIOS DE COMUNICACIÓN. SIN ELLOS ESTO NO SERIA POSIBLE Y LO

MEJOR ES QUE POR CADA MILLA, MILES DE FAMILIAS MEXICANAS SE VERÁN BENEFICIADAS".

UN GRAN LOGRO, SIN DUDA, DE LA VELERISTA MEXICANA QUE DESDE HACE SEIS AÑOS SE PROPUSO UNA GRAN PROEZA, ¡Y LA CUMPLIÓ! SOLITARIA ATRAVESÓ UN OCÉANO, PERO LOS OJOS Y EL CORAZÓN DEL MUNDO LA ACOMPAÑARON EN TODO MOMENTO, TESTIGOS DE ESTA VALIOSA HAZAÑA QUE, MILLA POR MILLA, NOS ENSEÑA EL VALOR DE UN SUEÑO.

ACERCA DE FUNDACIÓN ARA

FUNDACIÓN ARA ES PARTE DE UN GRUPO DE ASOCIACIONES CIVILES DE NIVEL CORPORATIVO Y COMUNES SELECCIONADO POR EL CENTRO MEXICANO PARA LA FILANTROPÍA, DONDE SE PROMUEVE, FOMENTA E IMPULSA LA RESPONSABILIDAD SOCIAL EMPRESARIAL; OBSERVA SIEMPRE VALORES DE RESPETO HACIA TODOS LOS GRUPOS Y PERSONAS QUE ENTRAN EN CONTACTO CON ELLA, MUESTRA INTEGRIDAD Y LEALTAD EN TODA ACCIÓN, ADEMÁS DE SER TRANSPARENTE EN LA PROCURACIÓN Y DISPERSIÓN DE RECURSOS.

ACERCA DE CONSORCIO ARA

CONSORCIO ARA ES LA EMPRESA MÁS RENTABLE DEL SECTOR, COMO RESULTADO DE SU EXTRAORDINARIA HABILIDAD PARA APROVECHAR ECONOMÍAS DE ESCALA Y MANTENER ALTOS ESTÁNDARES DE CALIDAD A UN BAJO COSTO DE PRODUCCIÓN. CUENTA CON CASI TRES DÉCADAS DE EXPERIENCIA EN LA CONSTRUCCIÓN Y COMERCIALIZACIÓN DE VIVIENDA DE INTERÉS SOCIAL, TIPO MEDIO, RESIDENCIAL Y RESIDENCIAL TURÍSTICO. HA VENDIDO MÁS DE 160 MIL CASAS A TRAVÉS DE SU HISTORIA. CONSORCIO ARA CUENTA CON UNA ENVIDIABLE FORTALEZA FINANCIERA, COTIZA EN LA BMV DESDE 1996 Y CUENTA CON LAS MEJORES CALIFICACIONES DEL SECTOR, PARTE DE STANDARD & POOR'S Y MOODY'S INVESTORS SERVICE, QUE SON "MXA+" Y "A2.MX" ("BA2" GLOBAL), RESPECTIVAMENTE.

Mercado Exterior:

Eventos Relevantes de CONSORCIO ARA, S.A. DE C.V.

Fecha de Recepción en BMV: Jun 9 2006 10:49AM

Prefijo:
EVENTORE

Clave Cotización:
ARA

Fecha:
09/06/2006

Razón Social:
CONSORCIO ARA, S.A. DE C.V.

Lugar:
MEXICO D.F.

Asunto:
FUNDACIÓN ARA: EN APOYO A LAS FAMILIAS MEXICANAS

Eventos Relevantes:
FUNDACIÓN ARA: EN APOYO A LAS FAMILIAS MEXICANAS

MEXICO D.F. A 9 DE JUNIO 2006

CONSORCIO ARA, S.A. DE C.V. (BMV: ARA) ANUNCIÓ LA FUNDACIÓN ARA, SU INICIATIVA DE RESPONSABILIDAD SOCIAL, QUE ESTÁ DEDICADA AL DESARROLLO DE PROYECTOS INMOBILIARIOS PARA LOS SEGMENTOS MÁS DESPROTEGIDOS DEL PAÍS, APOYARÁ EL PROGRAMA "GOLES CON CAUSA" DE FUNDACIÓN TELEVISA, EN CONJUNTO CON FIDEICOMISO PROVIVAH Y OTROS PATROCINADORES, QUE TIENE LA META DE CONSTRUIR 50 VIVIENDAS PARA FAMILIAS DE ESCASOS RECURSOS, CADA VEZ QUE LA SELECCIÓN MEXICANA DE FUTBOL AVANCE DE ETAPA EN EL MUNDIAL DE FUTBOL ALEMANIA 2006. DE ESTA MANERA CONSORCIO ARA, A TRAVÉS DE LA FUNDACIÓN ARA REITERA EL COMPROMISO QUE MANTIENE CON LAS FAMILIAS MEXICANAS PARA MEJORAR SU CALIDAD DE VIDA Y CONSTRUIR UN MÉXICO MEJOR.

BAJO LA MISIÓN DE ELEVAR LA CALIDAD DE VIDA Y MEJORAR LAS COMUNIDADES, LA FUNDACIÓN ARA ESTÁ DEDICADA A HACER VIVIENDA PARA LOS MÁS NECESITADOS Y PERSONAS CON CAPACIDADES DIFERENTES, QUIENES NO TIENEN ACCESO A UN CRÉDITO HIPOTECARIO. A TRAVÉS DE FUNDACIÓN ARA, CONSORCIO ARA REGRESA A MÉXICO PARTE DE LO QUE LE HA AYUDADO A CONSTRUIR.

ACERCA DE FUNDACIÓN ARA

FUNDACIÓN ARA ES PARTE DE UN GRUPO DE ASOCIACIONES CIVILES DE NIVEL CORPORATIVO Y COMUNES SELECCIONADO POR EL CENTRO MEXICANO PARA LA FILANTROPÍA, DONDE SE PROMUEVE, FOMENTA E IMPULSA LA RESPONSABILIDAD SOCIAL EMPRESARIAL; OBSERVA SIEMPRE VALORES DE RESPETO HACIA TODOS LOS GRUPOS Y PERSONAS QUE ENTRAN EN CONTACTO CON ELLA, MUESTRA INTEGRIDAD Y LEALTAD EN TODA ACCIÓN,

ADEMÁS DE SER TRANSPARENTE EN LA PROCURACIÓN Y DISPERSIÓN DE RECURSOS.

ACERCA DE CONSORCIO ARA

CONSORCIO ARA ES LA EMPRESA MÁS RENTABLE DEL SECTOR, COMO RESULTADO DE SU EXTRAORDINARIA HABILIDAD PARA APROVECHAR ECONOMÍAS DE ESCALA Y MANTENER ALTOS ESTÁNDARES DE CALIDAD A UN BAJO COSTO DE PRODUCCIÓN. CUENTA CON CASI TRES DÉCADAS DE EXPERIENCIA EN LA CONSTRUCCIÓN Y COMERCIALIZACIÓN DE VIVIENDA DE INTERÉS SOCIAL, TIPO MEDIO, RESIDENCIAL Y RESIDENCIAL TURÍSTICO. HA VENDIDO MÁS DE 160 MIL CASAS A TRAVÉS DE SU HISTORIA. CONSORCIO ARA CUENTA CON UNA ENVIDIABLE FORTALEZA FINANCIERA, COTIZA EN LA BMV DESDE 1996 Y CUENTA CON LAS MEJORES CALIFICACIONES DEL SECTOR, PARTE DE STANDARD & POOR'S Y MOODY'S INVESTORS SERVICE, QUE SON "MXA+" Y "A2.MX" ("BA2" GLOBAL), RESPECTIVAMENTE.

Mercado Exterior:


BOLSA MEXICANA DE VALORES

Eventos Relevantes de CONSORCIO ARA, S.A. DE C.V.

Fecha de Recepción en BMV: Jul 20 2006 7:10PM

Prefijo:
EVENTORE

Clave Cotización:
ARA

Fecha:
20/07/2006

Razón Social:
CONSORCIO ARA, S.A. DE C.V.

Lugar:
MEXICO D.F.

Asunto:
RESULTADOS SEGUNDO TRIMESTRE 2006

Eventos Relevantes:
CONSORCIO ARA CRECE Y SE CONSOLIDA DURANTE EL SEGUNDO TRIMESTRE DEL 2006

CONSORCIO ARA REPORTÓ UN INCREMENTO EN SUS INGRESOS DEL 17.6% CON RESPECTO AL SEGUNDO TRIMESTRE DEL AÑO PASADO
CONSORCIO ARA VENDIÓ 5,421 VIVIENDAS DURANTE ESTE PERÍODO, LO QUE REPRESENTA UN INCREMENTO DEL 18% CONTRA EL AÑO PASADO
LOS RESULTADOS REPORTADOS POR CONSORCIO ARA ESTÁN EN LÍNEA PARA CUMPLIR CON EL CRECIMIENTO ANUAL DEL 20% DURANTE EL 2006

MÉXICO, D.F., A 20 DE JULIO DEL 2006 — CONSORCIO ARA (BMV: ARA*), EL DESARROLLADOR DE VIVIENDA MÁS RENTABLE DEL PAÍS, REPORTÓ SUS RESULTADOS FINANCIEROS CORRESPONDIENTES AL SEGUNDO TRIMESTRE DE 2006 (2T-2006).
DESTACA QUE EN COMPARACIÓN CON EL 2T-2005, TUVO UN INCREMENTO DEL 17.6% EN INGRESOS Y EN EBITDA REPORTÓ TAMBIÉN UN INCREMENTO DEL 17.6%. CONSORCIO ARA LOGRÓ UN IMPORTANTE INCREMENTO EN UTILIDAD NETA DEL 26.4%, MIENTRAS QUE EN UNIDADES VENDIDAS SE ALCANZARON LAS 5,421 VIVIENDAS, QUE REPRESENTAN UN INCREMENTO DEL 18%.
ESTOS RESULTADOS CONSOLIDAN Y ALIENTAN LA AMBICIOSA META DE CRECIMIENTO ANUAL DEL 20% DURANTE EL 2006.
LA RESERVA TERRITORIAL DE CONSORCIO ARA AL 2T-2006 TIENE UNA EXTENSIÓN DE 35.3 MILLONES DE M2, SUFICIENTES PARA EDIFICAR 134,625 VIVIENDAS A PLAN MAESTRO Y GARANTIZAR OPERACIONES POR AL MENOS 5 AÑOS.
CONSORCIO ARA MANTIENE SU ROBUSTA SOLVENCIA FINANCIERA, MISMA QUE LE PERMITE CONTINUAR CON LOS PLANES DE CRECIMIENTO INTELIGENTE, QUE SE CENTRAN EN

ENTREGAR DESARROLLOS INTEGRALES DE VIVIENDA, CON TODOS LOS SERVICIOS, QUE BRINDEN UNA MEJORA EN LA CALIDAD DE VIDA DE NUESTROS CLIENTES.
DURANTE ESTE SEGUNDO TRIMESTRE EL NIVEL DE EFECTIVO ALCANZÓ $ 1,825.7 MILLONES. CABE SEÑALAR QUE COMO PARTE DE LA ESTRATEGIA FINANCIERA PARA HACER MÁS EFICIENTE LA ESTRUCTURA DE CAPITAL DE LA COMPAÑÍA Y APROVECHANDO LAS ACTUALES CONDICIONES DE LOS MERCADOS FINANCIEROS, SE CONTRATÓ UN CRÉDITO POR $ 1,000 MILLONES EN TÉRMINOS COMPETITIVOS Y MUY CONVENIENTES PARA LA EMPRESA. ESTO DERIVADO DE LAS EXCELENTES CALIFICACIONES DE CRÉDITO OBTENIDAS POR CONSORCIO ARA A PRINCIPIOS DE AÑO.
ADEMÁS, CONSORCIO ARA ANUNCIÓ QUE SE MANTENDRÁN LAS EFICIENTES POLÍTICAS Y SISTEMAS DE COBRANZA QUE ASEGURAN LA PRONTA RECUPERACIÓN DE SU CARTERA. EL SALDO DE CUENTAS POR COBRAR REPRESENTAN 4.3 MESES, LO QUE UBICA LA COMPAÑÍA COMO LÍDER EN EL SECTOR.
"ESTE SEGUNDO TRIMESTRE DEL 2006 NOS DEJA MUY SATISFECHOS. UNA VEZ MÁS CUMPLIMOS Y SUPERAMOS LAS METAS PLANTEADAS, LO QUE NOS REAFIRMA COMO UNA EMPRESA DE VALOR, CON CRECIMIENTO SOSTENIDO EN UN HORIZONTE DE LARGO PLAZO, PARA ASÍ OFRECER VIVIENDA DE CALIDAD Y UN PATRIMONIO QUE GENERE PLUSVALÍA A NUESTROS CLIENTES AUNADO A UTILIDADES CRECIENTES PARA NUESTROS INVERSIONISTAS", DECLARÓ EL LIC. JAIME DEL RÍO CASTILLO, DIRECTOR DE RELACIÓN CON INVERSIONISTAS DE CONSORCIO ARA.

RESULTADOS DEL SEGUNDO TRIMESTRE 2006 (2T06):

VENTAS POR $ 1,867.8 MILLONES Y UN INCREMENTO DEL 17.6% CON RESPECTO AL SEGUNDO TRIMESTRE DE 2005 (2T05). DICHAS VENTAS CORRESPONDEN A 5,421 UNIDADES, (EQUIVALENTES A 8,490 UNIDADES AL PRECIO REPRESENTATIVO DE LA INDUSTRIA).

UTILIDAD BRUTA ALCANZÓ LOS $ 537.4 MILLONES, CON UN MARGEN BRUTO DE 28.8% Y SE TUVO UN CRECIMIENTO DE 16.9% COMPARADO CON EL 2T05.
UTILIDAD DE OPERACIÓN DE $ 396.2 MILLONES, CON UN MARGEN DE OPERACIÓN DEL 21.2%, QUE REPRESENTA UN INCREMENTO DEL 18.1% CON RESPECTO AL 2T05.
UTILIDAD NETA CERRÓ CON $ 296.8 MILLONES Y UN MARGEN NETO DE 15.9%, ES DECIR UN INCREMENTO DE 26.4% CON RESPECTO AL 2T05.
EBITDA DE $ 418.2 MILLONES, LO QUE REPRESENTA 22.4% CON RESPECTO A VENTAS Y UN CRECIMIENTO DE 17.6% COMPARADO CON EL 2T05.

CONSORCIO ARA FORMA PARTE DEL ÍNDICE DE PRECIOS Y COTIZACIONES DE LA BOLSA MEXICANA DE VALORES Y OCUPA EL SITIO 17 ENTRE LAS EMPRESAS MÁS BURSÁTILES QUE COTIZAN EN EL MERCADO MEXICANO.
A LO LARGO DE TRES DÉCADAS DE HISTORIA, CONSORCIO ARA HA DESARROLLADO MÁS DE 7.5 MILLONES DE METROS CUADRADOS DE EDIFICACIÓN; BRINDADO UN TECHO SEGURO A MÁS DE 160 MIL FAMILIAS; GENERADO MÁS DE 750 MIL EMPLEOS DIRECTOS E INDIRECTOS Y CONTRIBUIDO AL DESARROLLO SOCIAL Y ECONÓMICO DE 17 ESTADOS DE LA REPÚBLICA.
ASIMISMO, CONSORCIO ARA RECIENTEMENTE FUE DISTINGUIDO COMO EMPRESA SOCIALMENTE RESPONSABLE, POR EL CENTRO MEXICANO PARA LA FILANTROPÍA (CEMEFI).

ACERCA DE CONSORCIO ARA
CONSORCIO ARA ES LA EMPRESA MÁS RENTABLE DEL SECTOR, COMO RESULTADO DE SU EXTRAORDINARIA HABILIDAD PARA APROVECHAR ECONOMÍAS DE ESCALA Y MANTENER ALTOS ESTÁNDARES DE CALIDAD A UN BAJO COSTO DE PRODUCCIÓN. CUENTA CON TRES DÉCADAS DE EXPERIENCIA EN LA CONSTRUCCIÓN Y COMERCIALIZACIÓN DE VIVIENDA DE INTERÉS SOCIAL, TIPO MEDIO, RESIDENCIAL Y RESIDENCIAL TURÍSTICO. CONSORCIO ARA CUENTA CON UNA ENVIDIABLE FORTALEZA FINANCIERA, COTIZA EN LA BMV DESDE 1996 Y CUENTA CON LAS MEJORES CALIFICACIONES DEL SECTOR, PARTE DE STANDARD & POOR'S Y MOODY'S INVESTORS SERVICE, QUE SON "MXA+" Y "A2.MX" ("BA2" GLOBAL), RESPECTIVAMENTE.

PARA MAYOR INFORMACIÓN:
VISITE WWW.CONSORCIOARA.COM.MX
LIC. JAIME DEL RÍO CASTILLO
DIRECTOR DE RELACIÓN CON INVERSIONISTAS
TEL. (52.55) 5251.4670
E-MAIL: JDELRIO@ARA.COM.MX

LIC. JAVIER EROSA A. ICAZA
RELACIONES PÚBLICAS
TEL. (52.55) 1998.0190
E-MAIL: LUISJAVIER@EAI.COM.MX

Mercado Exterior:


BOLSA MEXICANA DE VALORES

Eventos Relevantes de CONSORCIO ARA, S.A. DE C.V.

Fecha de Recepción en BMV: 2006-09-18 13:04:00.0

Prefijo:
EVENTORE

Clave Cotización:
ARA

Fecha:
18/09/2006

Razón Social:
CONSORCIO ARA, S.A. DE C.V.

Lugar:
MÉXICO, D.F., MÉXICO

Asunto:
CONSORCIO ARA ANUNCIA RELANZAMIENTO DE OFERTA SECUNDARIA DE ACCIONES NO DILUTIVA

Eventos Relevantes:
CONSORCIO ARA ANUNCIA RELANZAMIENTO DE OFERTA SECUNDARIA DE ACCIONES NO DILUTIVA

MÉXICO, D.F., MÉXICO, A SEPTIEMBRE 18, 2006 — CONSORCIO ARA, S.A. DE C.V. (BMV: ARA) ("ARA" O LA "COMPAÑÍA") ANUNCIÓ QUE LOS SEÑORES GERMÁN AHUMADA RUSSEK Y LUIS FELIPE AHUMADA RUSSEK (LOS "ACCIONISTAS VENDEDORES"), SUJETO A CIERTAS CONDICIONES, HAN DECIDIDO RELANZAR LA OFERTA GLOBAL SECUNDARIA DE HASTA 48.3 MILLONES (INCLUYENDO LA OPCIÓN DE SOBREASIGNACIÓN) DE ACCIONES REPRESENTATIVAS DEL CAPITAL SOCIAL DE ARA DE SU PROPIEDAD (LA "OFERTA") QUE FUE DIFERIDA EL 31 DE MAYO PASADO. SUJETO A LAS CONDICIONES QUE PREVALEZCAN EN EL MERCADO, SE TIENE LA INTENCIÓN DE REALIZAR LA OFERTA EN LOS PRÓXIMOS DÍAS.

LA OFERTA SE REALIZARÁ ÚNICAMENTE A TRAVÉS DE UN PROSPECTO DE COLOCACIÓN. LA OFERTA EN MÉXICO ÚNICAMENTE PODRÁ REALIZARSE UNA VEZ AUTORIZADA POR LA COMISIÓN NACIONAL BANCARIA Y DE VALORES (LA "CNBV"). ARA Y LOS ACCIONISTAS VENDEDORES HAN SOLICITADO LA AUTORIZACIÓN RESPECTIVA DE LA CNBV. LA OFERTA EN MÉXICO SE REALIZARÁ CON BASE EN Y CONFORME A LO ESTABLECIDO EN EL PROSPECTO DE COLOCACIÓN CUYA PUBLICACIÓN SEA AUTORIZADA POR LA CNBV. EL PROSPECTO DE COLOCACIÓN PRELIMINAR PARA LA OFERTA EN MÉXICO SE ENCUENTRA A DISPOSICIÓN DEL PÚBLICO INVERSIONISTA EN LA PÁGINA DE LA BOLSA MEXICANA DE VALORES, S.A. DE C.V. (WWW.BMV.COM.MX) Y EN LA PÁGINA ARA (WWW.CONSORCIOARA.COM.MX).

LOS VALORES OFRECIDOS EN LA OFERTA NO HAN SIDO NI SERÁN REGISTRADOS BAJO LA LEY DE VALORES DE ESTADOS UNIDOS DE 1933 (UNITED STATES SECURITIES ACT OF 1933 O LA "LEY") Y NO PUEDEN SER OFRECIDOS O VENDIDOS EN LOS ESTADOS UNIDOS, O PARA LA CUENTA O BENEFICIO DE CIUDADANOS DE ESTADOS UNIDOS O DE CUALQUIER FORMA

DISTRIBUIDOS EN LOS ESTADOS UNIDOS, SIN EL DEBIDO REGISTRO BAJO LA LEY O ALGUNA EXCEPCIÓN APLICABLE DE LOS REQUERIMIENTOS DE REGISTRO BAJO LA LEY. ESTE COMUNICADO NO CONSTITUYE UNA OFERTA PARA VENDER O UNA INVITACIÓN A PRESENTAR UNA OFERTA PARA COMPRAR LAS ACCIONES EN LOS ESTADOS UNIDOS.

ACERCA DE ARA CONSORCIO ARA, S.A. DE C.V. ES UNA EMPRESA DESARROLLADORA DE VIVIENDA INTEGRADA VERTICALMENTE QUE SE ESPECIALIZA PRINCIPALMENTE EN LA CONSTRUCCIÓN DE DESARROLLOS HABITACIONALES DE INTERÉS SOCIAL. LA COMPAÑÍA TAMBIÉN SE DEDICA A LA CONSTRUCCIÓN DE DESARROLLOS HABITACIONALES DE VIVIENDA ECONÓMICA CONOCIDA COMO "VIVIENDA "PROGRESIVA", ASÍ COMO DE VIVIENDA MEDIA Y RESIDENCIAL. LA COMPAÑÍA CONSTRUYE TODA LA INFRAESTRUCTURA URBANA Y LAS INSTALACIONES DE SUS DESARROLLOS HABITACIONALES, INCLUYENDO CALLES, PARQUES, SISTEMAS DE SUMINISTRO DE AGUA, PLANTAS DE LUZ, ESCUELAS Y ZONAS COMERCIALES.

Mercado Exterior:

Eventos Relevantes de CONSORCIO ARA, S.A. DE C.V.

Fecha de Recepción en BMV: 2006-09-21 03:18:00.0

Prefijo:
EVENTORE

Clave Cotización:
ARA

Fecha:
18/09/2006

Razón Social:
CONSORCIO ARA, S.A. DE C.V.

Lugar:
MÉXICO, D.F., MÉXICO

Asunto:
CONSORCIO ARA ANUNCIA RELANZAMIENTO DE OFERTA SECUNDARIA DE ACCIONES NO DILUTIVA

Eventos Relevantes:
CONSORCIO ARA ANUNCIA RELANZAMIENTO DE OFERTA SECUNDARIA DE ACCIONES NO DILUTIVA

MÉXICO, D.F., MÉXICO, A SEPTIEMBRE 18, 2006 --- CONSORCIO ARA, S.A. DE C.V. (BMV: ARA) ("ARA" O LA "COMPAÑÍA") ANUNCIÓ QUE LOS SEÑORES GERMÁN AHUMADA RUSSEK Y LUIS FELIPE AHUMADA RUSSEK (LOS "ACCIONISTAS VENDEDORES"), SUJETO A CIERTAS CONDICIONES, HAN DECIDIDO RELANZAR LA OFERTA GLOBAL SECUNDARIA DE HASTA 48.3 MILLONES (INCLUYENDO LA OPCIÓN DE SOBREASIGNACIÓN) DE ACCIONES REPRESENTATIVAS DEL CAPITAL SOCIAL DE ARA DE SU PROPIEDAD (LA "OFERTA") QUE FUE DIFERIDA EL 31 DE MAYO PASADO. SUJETO A LAS CONDICIONES QUE PREVALEZCAN EN EL MERCADO, SE TIENE LA INTENCIÓN DE REALIZAR LA OFERTA EN LOS PRÓXIMOS DÍAS.

LA OFERTA SE REALIZARÁ ÚNICAMENTE A TRAVÉS DE UN PROSPECTO DE COLOCACIÓN. LA OFERTA EN MÉXICO ÚNICAMENTE PODRÁ REALIZARSE UNA VEZ AUTORIZADA POR LA COMISIÓN NACIONAL BANCARIA Y DE VALORES (LA "CNBV"). ARA Y LOS ACCIONISTAS VENDEDORES HAN SOLICITADO LA AUTORIZACIÓN RESPECTIVA DE LA CNBV. LA OFERTA EN MÉXICO SE REALIZARÁ CON BASE EN Y CONFORME A LO ESTABLECIDO EN EL PROSPECTO DE COLOCACIÓN CUYA PUBLICACIÓN SEA AUTORIZADA POR LA CNBV. EL PROSPECTO DE COLOCACIÓN PRELIMINAR PARA LA OFERTA EN MÉXICO SE ENCUENTRA A DISPOSICIÓN DEL PÚBLICO INVERSIONISTA EN LA PÁGINA DE LA BOLSA MEXICANA DE VALORES, S.A. DE C.V. (WWW.BMV.COM.MX) Y EN LA PÁGINA ARA (WWW.CONSORCIOARA.COM.MX).

LOS VALORES OFRECIDOS EN LA OFERTA NO HAN SIDO NI SERÁN REGISTRADOS BAJO LA LEY DE VALORES DE ESTADOS UNIDOS DE 1933 (UNITED STATES SECURITIES ACT OF 1933 O LA "LEY") Y NO PUEDEN SER OFRECIDOS O VENDIDOS EN LOS ESTADOS UNIDOS, O PARA LA CUENTA O BENEFICIO DE CIUDADANOS DE ESTADOS UNIDOS O DE CUALQUIER FORMA

DISTRIBUIDOS EN LOS ESTADOS UNIDOS, SIN EL DEBIDO REGISTRO BAJO LA LEY O ALGUNA EXCEPCIÓN APLICABLE DE LOS REQUERIMIENTOS DE REGISTRO BAJO LA LEY. ESTE COMUNICADO NO CONSTITUYE UNA OFERTA PARA VENDER O UNA INVITACIÓN A PRESENTAR UNA OFERTA PARA COMPRAR LAS ACCIONES EN LOS ESTADOS UNIDOS.

ACERCA DE ARA CONSORCIO ARA, S.A. DE C.V. ES UNA EMPRESA DESARROLLADORA DE VIVIENDA INTEGRADA VERTICALMENTE QUE SE ESPECIALIZA PRINCIPALMENTE EN LA CONSTRUCCIÓN DE DESARROLLOS HABITACIONALES DE INTERÉS SOCIAL. LA COMPAÑÍA TAMBIÉN SE DEDICA A LA CONSTRUCCIÓN DE DESARROLLOS HABITACIONALES DE VIVIENDA ECONÓMICA CONOCIDA COMO "VIVIENDA "PROGRESIVA", ASÍ COMO DE VIVIENDA MEDIA Y RESIDENCIAL. LA COMPAÑÍA CONSTRUYE TODA LA INFRAESTRUCTURA URBANA Y LAS INSTALACIONES DE SUS DESARROLLOS HABITACIONALES, INCLUYENDO CALLES, PARQUES, SISTEMAS DE SUMINISTRO DE AGUA, PLANTAS DE LUZ, ESCUELAS Y ZONAS COMERCIALES.

Mercado Exterior:

CONSORCIO ARA

RECEIVED

2006 MAY 30 P 5:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

México D.F. a 28 de junio de 2004.

BOLSA MEXICANA DE VALORES
Dirección de Emisoras
Av. Paseo de la Reforma no 255 4º. Piso
Col. Cuauhtémoc
06500 México, D.F.

At'n.: **C.P. ROBERTO CORDOBA T.**
Subdirector de Administración de
Valores y Emisoras.

De acuerdo con las Disposiciones de Carácter General Aplicables a las Emisoras de Valores y otros Participantes del Mercado, por el ejercicio terminado al 31 de diciembre de 2003, me permito enviarles la siguiente documentación:

1. Informe Anual de Consorcio Ara, S.A. de C.V. y subsidiarias
2. Código de Mejores Prácticas Corporativas, y
3. Cartas requeridas por los documentos citados.

Sin otro asunto por el momento, quedo de ustedes.

Atentamente

C.P. J. SACRAMENTO SOTO SOLIS
Director de Administración y Finanzas.

2004 JUN 28 PM 1 22

Consorcio Ara, S.A. de C.V.
Bosque de Ciruelos No 140 1er piso Col. Bosques de las Lomas C.P 11700 México, D.F
Tels: (52)5596-8864 . Fax: (52)5596-8648 http://www.consorcioara.com mx

CONSORCIO ARA

México D.F. a 28 de junio de 2004.

35343
CNBV COMISION NACIONAL BANCARIA Y DE VALORES
RECIBIDO
28 JUN. 2004
DIR. GRAL. DE PROGRAMACION, PRESUPUESTO Y REC. MATERIALES
CORRESPONDENCIA Y ARCHIVO

COMISION NACIONAL BANCARIA Y DE VALORES
VICEPRESIDENCIA DE SUPERVISIO BURSATIL
Insurgentes Sur no. 1971
Plaza Inn Torre Sur 7o- Piso
Col. Guadalupe Inn,
01020 México, D.F.

At'n.: **ACT. CARLOS QUEVEDO LOPEZ**
Director de Vigilancia de Emisoras.

De acuerdo con las Disposiciones de Carácter General Aplicables a las Emisoras de Valores y otros Participantes del Mercado, por el ejercicio terminado al 31 de diciembre de 2003, me permito enviarles la siguiente documentación:

1. Informe Anual de Consorcio Ara, S.A. de C.V. y subsidiarias
2. Código de Mejores Prácticas Corporativas, y
3. Cartas requeridas por los documentos citados.

Sin otro asunto por el momento, quedo de ustedes.

Atentamente

C.P. J. SACRAMENTO SOTO SOLIS
Director de Administración y Finanzas.

Consorcio Ara, S.A. de C.V.
Bosque de Ciruelos No. 140 1er piso Col. Bosques de las Lomas C.P. 11700 México, D.F.
Tels (52)5596-8864 Fax: (52)5596-8648 http://www.consorcioara.com.mx

EMISNET

Emisora: CONSORCIO ARA, S.A. DE C.V.. 0123456789abcdef 0X

Usuario: J.SACRAMENTO SOTO SOLIS.

Nombre del sobre: infoanual.pdf

Longitud del sobre: 498511 bytes.

Fecha de recepcion: Jun 28 2004 12:36:45:396PM.

Folio de recepcion: 53855.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
infoanual.pdf	0	Informe Anual

— OJO — se envia en informacion no aceptada.

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

EMISNET

Emisora: CONSORCIO ARA, S.A. DE C.V..

Usuario: J.SACRAMENTO SOTO SOLIS.

Nombre del sobre: CODIGOMP.ens

Longitud del sobre: 8360 bytes.

Fecha de recepcion: Jun 28 2004 11:32:27:936AM.

Folio de recepcion: 53836.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
codigomp.bmv	1	Código de mejores prácticas Corporativas

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

Patricia Nieto

De: ISAAC ROSAS ROBERTO [risaac@bmv.com.mx]
Enviado: Miércoles, 23 de Junio de 2004 12:10 p.m.
Asunto: FECHA LIMITE PARA EL ENVIO DEL REPORTE ANUAL Y CODIGO DE MEJORES PRACTICAS CORPORATIVAS

Importancia: Alta

Estimados Emisores:

Con la finalidad de cumplir en tiempo y forma con el envio de información, les recordamos que la fecha limite para el envio del Reporte Anual (Anexo N), asi como del Código de Mejores Prácticas Corporativas (Anexo J) tanto impreso como por EMISNET es el próximo 30 de junio, en base al Art. 33 del Título Cuarto de la Circular Única de Emisoras, recordándoles que en el caso de emisiones de deuda con plazo igual o menor a tres años podrán optar por el Reporte Anual simplificado (Anexo N numeral III).

La Bolsa Mexicana de Valores con la finalidad de facilitar el envio de información, proporcionó la opción de enviar el Reporte Anual con terminación .doc ó pdf debiendo nombrar los archivos de la siguiente manera:

- infoanual.pdf
- infanual.doc

Posteriormente se deberá enviar por EMISNET en la sección de Envio de Información no encriptada como se muestra a continuación:

Emisnet <http://emisnet.bmv.com.mx/emisnet/barra_emis2.gif>

Con respecto al CMPC, éste deberá ser contestado en SICERC y enviarlo por EMISNET.

Los emisores que ya enviaron la información favor de hacer caso omiso.

Para cualquier duda y/ó aclaración al respecto, estoy a sus órdenes

Saludos

Lic. Roberto Isaac Rosas

REPORTE ANUAL QUE SE PRESENTA DE ACUERDO CON LAS DISPOSICIONES DE CARÁCTER GENERAL APLICABLES A LAS EMISORAS DE VALORES Y A OTROS PARTICIPANTES DEL MERCADO, POR EL EJERCICIO TERMINADO EL 31 DE DICIEMBRE DEL 2003.

CONSORCIO ARA

CONSORCIO ARA, S.A. DE C.V.

Bosques de Ciruelos No. 140 - 2° Piso
Col. Bosques de las Lomas
Del. Miguel Hidalgo
México, D.F., C.P. 11700

Valores Representativos del Capital de la Emisora

328,211,874 Acciones ordinarias y nominativas emitidas, sin expresión de valor nominal, serie única. Clave de cotización "ARA"

Las acciones representativas del capital social de Consorcio ARA, S.A. de C.V., se encuentran inscritas en la Sección de Valores y en la Sección Especial, ambas del Registro Nacional de Valores y cotizan en la Bolsa Mexicana de Valores, S.A. de C.V.

Artículo 14 de la Ley del Mercado de Valores: *La inscripción en el Registro Nacional de Valores no implica certificación sobre la bondad del valor o la solvencia del emisor.*

COTIZA EN BOLSA MEXICANA DE VALORES

ARA

ÍNDICE

I.- INFORMACIÓN GENERAL

a) GLOSARIO DE TÉRMINOS Y DEFINICIONES

Términos	Definiciones
ACRE	Inmobiliaria ACRE, S.A. de C.V., empresa subsidiaria de ARA
ADR	American Depositary Receipts
ARA	Consorcio ARA, S.A. de C.V. y empresas subsidiarias
BACKLOG	Representa el número de créditos para los cuales los proveedores de hipotecas han confirmado el financiamiento
BANXICO	Banco de México
BMV	Bolsa Mexicana de Valores S.A. de C.V.
CIISA	Consorcio de Ingeniería Integral, S.A. de C.V., empresa subsidiaria de ARA
CMIC	Cámara Mexicana de la Industria de la Construcción
CNBV	Comisión Nacional Bancaria y de Valores
COVENSA	Comercialización y Ventas, S.A., empresa subsidiaria de ARA
CUARA	Constructora y Urbanizadora ARA, S A. de C.V., empresa subsidiaria de ARA
FONHAPO	Fondo Nacional de Habitaciones Populares
FOVISSSTE	Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado
GAVI	Asesoría Técnica y Administrativa GAVI, S A. de C.V., empresa subsidiaria de ARA
S D. INDEVAL	Instituto para el Deposito de Valores
IMCP	Instituto Mexicano de Contadores Públicos, A.C.
INEGI	Instituto Nacional de Estadística, Geografía e Informática
INFONAVIT	Instituto del Fondo Nacional de la Vivienda de los Trabajadores
LGSM	Ley General de Sociedades Mercantiles
LMV	Ley de Mercado de Valores
NAFINSA	Nacional Financiera, S.N.C.
ONAPP	ONAPP México Retail LLC
PDCC	Promotora y Desarrolladora de Centros Comerciales, S.A. de C.V., empresa subsidiaria de ARA
PROSAVI	Programa Especial de Crédito y Subsidio a la Vivienda
PROVIVAC	Federación Nacional, Promotores Industriales de Vivienda, A.C.
PUESA	Proyectos Urbanos Ecológicos, S.A. de C.V., empresa subsidiaria de ARA
RNV	Registro Nacional de Valores
SEDESOL	Secretaria de Desarrollo Social
SHCP	Secretaria de Hacienda y Crédito Público

SHF	Sociedad Hipotecaria Federal (Antes FOVI: Fondo de Operación y Financiamiento Bancario a la Vivienda)
SMG	Salario Mínimo General
SOFOL	Sociedad Financiera de Objeto Limitado
UDI	Unidades de Inversión

La Compañía ha diseñado prototipos de vivienda de interés social (incluyendo prototipos de una recámara que se pueden ampliar a dos recámaras) que pueden ser vendidos a precios más bajos que sus actuales prototipos de dos recámaras. Asimismo, continuará invirtiendo en el desarrollo de sistemas de diseño, construcción y tecnología para reducir aún mas los costos de construcción y los precios de venta de las viviendas sin afectar negativamente la calidad de las mismas y ni la rentabilidad de la Compañía.

La Compañía mantiene una reserva adecuada de terrenos, con ubicaciones estratégicas en las principales zonas urbanas del país; los cuales pueden ser desarrollados para diferentes tipos de viviendas, dependiendo de la demanda que el mercado genere y de la obtención de los permisos correspondientes.

Comportamiento de la Acción en el Mercado de Valores
(Ver inciso b) del Capítulo V. "Mercado Accionario")

c) FACTORES DE RIESGO

Los inversionistas potenciales deben considerar cuidadosamente toda la información contenida en el presente Reporte y, en particular, lo siguiente:

Situaciones Relativas al País en el que Opera la Compañía.

General.- Consorcio ARA es una sociedad mexicana y sus ingresos se derivan de operaciones realizadas en México. Históricamente, las decisiones y acciones gubernamentales han tenido una influencia significativa en la economia mexicana, por lo que un cambio en la politica económica podría tener un impacto en las condiciones de mercado y, consecuentemente en los resultados financieros de operación de la Compañía.

Restricción de Créditos por Factores Macroeconómicos Adversos.- Desde diciembre de 1994 y continuando durante el año de 1995, México experimentó una crisis económica caracterizada por alta inflación, inestabilidad del tipo de cambio, altas tasas de interés, contracción de la demanda interna por productos y servicios, disminución en el poder adquisitivo de los consumidores, reducida disponibilidad de crédito, alto desempleo y disminución en la confianza de los inversionistas extranjeros en México.

Esta situación ocasionó una contracción en el Producto Interno Bruto, que había crecido a una tasa anual del 3.5% durante 1994, cayendo a -6.9% en 1995. Como resultado de la devaluación del peso y la crisis económica señalada, la inflación se incrementó en 1995 a 51.9%, en comparación con 7.1% en 1994 y la Tasa de Interés Interbancario Promedio ("TIIP") fluctúo entre 34.4% y 109.7% durante 1995, en comparación con los niveles registrados en 1994 de entre 10.0% y 39.7%. Lo anterior provocó, entre otras cosas, una disminución tanto en la demanda como en la oferta de créditos hipotecarios, aunque en menor escala en el sector de vivienda de interés social.

La crisis experimentada y las políticas gubernamentales aplicadas han tenido efectos adversos en la economía mexicana que, a su vez, ha afectado al sector de la vivienda en México en general, aunque en menor escala a la vivienda de interés social. Por ejemplo, el número de créditos hipotecarios financiados por el INFONAVIT disminuyó de 113,000 en 1994, a 95,000 en 1995, mientras que los créditos hipotecarios financiados por la SHF aumentaron de 42,721 a 44,000, durante el mismo periodo. Sin embargo, no puede asegurarse que el desempeño mostrado por el INFONAVIT y/o la SHF durante dicho periodo sería similar en caso que ocurriera una nueva crisis económica en México.

México, como la mayor parte de los paises occidentales se ve influenciado por el efecto globalizador de la economía mundial, esto evidencia la susceptibilidad de la economia nacional a diversas situaciones críticas internacionales como la desaceleración económica de los Estados Unidos de América que, al disminuir su consumo interno, reduce la demanda de productos nacionales de exportación a ese país y a otros mercados. De continuar las tendencias desfavorables en algunos paises desarrollados (devaluación del dólar estadounidense frente al euro, incremento en precios de petróleo, etc), podría afectar los flujos de capitales externos provocando una posible volatilidad en el tipo de cambio y en las tasas de interés.

Lo anteriormente descrito deriva en variaciones de tipo de cambio y las tasas de interés, que pueden provocar la restricción en el otorgamiento de créditos y, como consecuencia, disminución en las operaciones de financiamiento a la industria de la construcción.

Factores Relacionados con la Industria de Vivienda de Interés Social en México

Dependencia en el Desempeño y Financiamiento de INFONAVIT, FOVISSSTE y SHF .- La disponibilidad de financiamiento por parte de los organismos antes mencionados puede llegar a restringir la construcción de vivienda y a contribuir a su escasez, afectando de manera considerable los resultados de la Compañía; sin embargo, en los últimos años hemos observado un gran énfasis en esta materia de los organismos gubernamentales, para abatir el rezago de vivienda en México, así como el retorno del financiamiento a través de la banca comercial. Cabe señalar que el mercado de vivienda puede dividirse en tres sectores: vivienda de interés social (viviendas financiadas por medio de programas gubernamentales usualmente a tasas y en condiciones preferenciales a través de INFONAVIT y FOVISSSTE), vivienda de tipo medio (viviendas de mayor dimensión normalmente financiadas por la banca comercial o vía directa y en el caso particular de "B3", por la SHF) y la vivienda residencial (viviendas normalmente financiadas por la banca comercial, SHF, o vía directa).

El financiamiento de la vivienda de interés social ha sido proporcionado por los fondos de vivienda gubernamental, tales como el INFONAVIT, la SHF y otros proveedores de hipotecas como el FOVISSSTE. Por lo tanto, la Compañía depende de la disponibilidad de financiamiento hipotecario otorgado por entidades gubernamentales, prácticamente en todas sus ventas de interés social y Prosavi-Progresiva. De conformidad con lo anterior, los resultados de la Compañía pueden ser influidos por las políticas y los procesos administrativos de dichas entidades y las políticas del Gobierno Federal, ya que no puede asegurarse en que medida los cambios en la disponibilidad de financiamiento hipotecario proporcionado por tales organismos, pudieran tener un efecto adverso importante en las operaciones de la Compañía, en sus resultados de operación y lógicamente en su situación financiera.

Factores Relacionados con ARA.-

Emisión de acciones. ARA podrá emitir acciones adicionales con el objeto de financiar su *crecimiento así como la diversificación de sus operaciones.* De realizarse dichas emisiones podría afectarse el precio de sus acciones en el mercado. En el caso de que el capital social de ARA se incremente, los accionistas tendrán derecho de preferencia para suscribir dichas acciones en la proporción de su participación accionaria, salvo en determinadas circunstancias, de acuerdo con los estatutos sociales.

Mercado. Otro factor que puede afectar nuestras operaciones, es la concentración en el mercado habitacional del Distrito Federal y Área Metropolitana, el cual representa mas del 50% de nuestras operaciones, circunstancia por la cual se sigue incursionando en otros estados de la República Mexicana que presenten auge económico y demográfico.

Estacionalidad. Anteriormente y hasta 1998, ARA al igual que otros promotores en la industria de vivienda de interés social en México, experimentaba cambios importantes durante el año debido a los ciclos operativos de las instituciones que proporcionaban financiamiento hipotecario al sector. Actualmente, ARA no experimenta estacionalidad significativa en sus operaciones, debido principalmente a que las convocatorias para el otorgamiento de créditos para derechohabientes del INFONAVIT y FOVISSSTE así como las subastas de la SHF, se realizan de forma regular durante el año. No obstante lo anterior, no puede asegurarse que cambios en las políticas y procedimientos de los organismos antes mencionadas, o de otras instituciones que proporcionan financiamientos al sector, vuelvan a afectar a ARA en la estacionalidad de sus operaciones.

Materiales. ARA estima que los movimientos de los precios de gran parte de los materiales utilizados en la industria de la construcción, fluctúan en relación directa con la inflación al igual que el precio de la vivienda financiada con recueros de la SHF Sin embargo, no puede asegurarse que esta relación entre precio, costo e inflación continúe en el futuro.

d) OTROS VALORES INSCRITOS EN EL RNV

Al cierre del año 2003 no se tenia colocado ningún otro valor en el mercado de valores.

e) CAMBIOS SIGNIFICATIVOS A LOS DERECHOS DE VALORES INSCRITOS EN EL RNV

En el año de 2003 no ha habido ninguna modificación significativa a los derechos de las acciones de ARA inscritas en el RNV.

f) DOCUMENTOS DE CARÁCTER PÚBLICO

Consorcio ARA informa que este reporte anual, al igual que todos los documentos de carácter público presentados a la CNBV y a la BMV, pueden ser consultados en esta última.

Asimismo, a solicitud del público inversionista, en términos de las disposiciones aplicables, se pueden otorgar copias de dichos documentos, a través de los siguientes contactos:

Donald Forseck
Director de Finanzas
email: donald@ara.com.mx
Tel: 5251-2970 y 5596-8803
Fax:5251-2980

Aarón Hernández
Relación con Inversionistas
email: aaron@ara.com.mx
Tel: 5596-8803 y 5246-3144
Fax:5251-2980

Dirección: Av. Bosques de Ciruelos no. 140
Despacho 1104.
Col. Bosques de las Lomas,
México D.F., C.P. 11700
Página de internet: http://www.consorcioara.com.mx

II.- LA COMPAÑÍA

a) HISTORIA Y DESARROLLO DE LA COMPAÑÍA

Denominación Social

La Compañia se denomina Consorcio Ara, S.A. de C.V. y su nombre comercial es "ARA"

Fecha, lugar de Constitución y Duración de la Compañia

La Compañia fue constituida mediante escritura pública número cincuenta y dos mil noventa y nueve, inscrita el veintidós de noviembre de mil novecientos ochenta y ocho ante la fe del notario público número ochenta y nueve del Distrito Federal, Lic. Gerardo Correa Etchegaray, e inscrita en el Registro Público de Comercio en el folio Mercantil número 116435.

La duración de la Compañia es de 90 años, contados a partir de la fecha de su constitución.

Dirección y teléfono de sus principales oficinas

El domicilio social de la Compañia es la Ciudad de México, Distrito Federal y sus oficinas principales se encuentran ubicadas en Bosques de Ciruelos 140 –2° piso, colonia Bosques de las Lomas, Delegación Miguel Hidalgo, México, D.F C.P. 11700. Su teléfono es: 55 96 88 64 y el número de fax es: 52 45 22 04 y su dirección de internet www.consorcioara.com.mx

Evolución

ARA fue fundada en 1977 mediante la constitución de una de sus actuales empresas operativas y once años después, en 1988, se constituyó con su actual figura corporativa. Actualmente, ARA está organizada como una sociedad controladora de sus subsidiarias operativas, como lo son CIISA, CUARA, ACRE, COVENSA, PUESA, GAVI Y PDCC.

En septiembre de 1996, la empresa inició su participación en la BMV así como en la Bolsa de Nueva York mediante la emisión de ADR's. Cuenta actualmente con importantes accionistas no sólo en México, sino en los demás piases de Norteamérica y en Europa.

La presencia de ARA en el sector, asi como el estado de sus finanzas, le permite mantenerse como una empresa lider en el mercado de la construcción, con distintas fortalezas y una presencia sólida en los mercados financieros, al grado que actualmente sus acciones forman parte del Indice de Precios y Cotizaciones (IPC) de la BMV.

A partir de su incursión en la BMV, ARA ha multiplicado su capacidad de construcción y comercialización de viviendas. En el año 2003, ARA construyó y comercializó 16,020 viviendas.

En los últimos años ARA ha mostrado un comportamiento sumamente dinámico, lo que le ha permitido crecer con mayores márgenes de utilidad y niveles adecuados de liquidez y solvencia, sin incurrir en endeudamientos adicionales, manteniendo de esta manera una capacidad de pago óptima y un costo de financiamiento bajo.

ARA constituyó a PDCC con una participación del 99.9% quien a su vez consolida con otras subsidiarias de quienes posee el 99.9% de las acciones. Dichas compañías son: Operadora de Unicentros y Locales Comerciales, S. A. de C. V. y Complejo de Comercio las Américas, S. A. de C. V. quienes se dedican al arrendamiento de centros comerciales, así como unicentros y minicentros, de los cuales se planea su construcción desde el inicio de los desarrollos habitacionales.

El 11 de noviembre de 2003 PDCC celebró un contrato denominado "Framework Agreement" con ONAPP, en el que se establecen los lineamientos a seguir para llevar a cabo coinversión en futuros proyectos de construcción y operación de centros comerciales.

Como consecuencia de dicho "Framework Agreement", con fecha 23 de diciembre de 2003, PDCC vendió a ONAPP el 50% de las partes sociales de Centro San Miguel, S. de R. L. (antes Centro San Miguel, S.A. de C.V.) parte relacionada de PDCC.

Su actual posición financiera hace de ARA uno de los desarrolladores de vivienda con mejor capacidad de respuesta en el mercado mexicano. La filosofía de compromiso total con el cliente de ARA, se expresa en la amplia gama de actividades que la empresa desarrolla para satisfacer las necesidades del consumidor. Ejemplo de ello es que ARA se encarga desde la elección de la mejor ubicación, la adquisición del terreno, el diseño mismo del proyecto, la conclusión del mismo, la entrega de la vivienda terminada y legalmente regularizada hasta el servicio de post-venta y atención a clientes.

Una de las razones del éxito de ARA es su esquema de construcción y financiamiento, que le permite invertir en la construcción de desarrollos habitacionales cuya venta ya está garantizada, a través de los esquemas vigentes de financiamiento para la adquisición de vivienda respaldados por el gobierno y puestos en operación por las diferentes entidades gubernamentales de vivienda, o por la banca comercial.

La amplia capacidad operativa, técnica y financiera de ARA, le permiten estar a la vanguardia en el sector de construcción de vivienda en México y competir con óptimos niveles de calidad y eficiencia en un mercado que se estima tiene un déficit de más de 7 millones de viviendas y, por lo tanto, garantiza el crecimiento para los participantes de la industria en el mediano y largo plazo.

Otro de los aspectos relevantes del desarrollo de ARA es la visión para ampliar su reserva territorial con adquisiciones en lugares estratégicamente seleccionados por su potencial crecimiento.

Por esta razón , ARA cuenta con una reserva de 25.1 millones de metros cuadrados, suficiente para construir 116,768 viviendas equivalentes a 131,619 viviendas de interés social. Cabe mencionar que actualmente cuenta con 52 desarrollos en proceso, con ubicaciones estratégicas en las principales zonas urbanas del país, entre las que destacan el Valle de México, la franja maquiladora del norte del país (Tijuana, Mexicali y Ciudad Juárez) y la zona turística del Caribe Mexicano (corredor Cancún-Tulúm).

b) DESCRIPCIÓN DEL NEGOCIO

Hoy por hoy ARA es una de las empresas líderes en la industria de vivienda en México. Con una sólida integración vertical, ARA se especializa en la construcción de vivienda de interés social, pero también cuenta con desarrollos de nivel medio, residencial y residencial turístico. Asimismo, ha realizado otro tipo de proyectos, de índole público y privado, tales como centros comerciales, hospitales, hoteles, naves industriales, oficinas administrativas, y obras de infraestructura de gran relevancia.

ARA opera en 16 estados de la República y el Distrito Federal, y se considera uno de los desarrolladores más grandes de México. ARA ha construido y vendido alrededor de 120,000 viviendas cierre de 2003. Los desarrollos inmobiliarios de interés social de la empresa varían de tamaño, desde 50 hasta 9,000 viviendas.

Es importante mencionar que ARA construye actualmente dos desarrollos (San Buenaventura y Las Americas), que en conjunto suma alrededor de 36,000 viviendas. Dichos desarrollos se integran de viviendas de una o dos plantas con dos o tres recámaras y que se construyen en conjunto bajo un plan maestro que, según su tamaño, por lo general incluye instalaciones para educación y esparcimiento, de infraestructura básica (incluyendo puentes, calles, plantas de tratamiento de agua, electrificación, alcantarillado y otras instalaciones hidráulicas y sanitarias), además de espacios comerciales.

i) ACTIVIDAD PRINCIPAL

Las actividades de desarrollo de ARA incluyen la evaluación y adquisición de terrenos; la elaboración de los planes maestros de desarrollos inmobiliarios; obtención de licencias, permisos y otras aprobaciones gubernamentales; obtención de compromisos para financiamiento de proveedores de hipotecas o de bancos comerciales para compradores potenciales, así como la construcción, comercialización y venta que van desde vivienda tipo Prosavi-Progresiva, interés social, media, residencial y residencial turístico. De igual forma, aunque en menor medida, ARA también se dedica a la construcción de centros comerciales e industriales. ARA diseña sus prototipos de vivienda, emplea sus propias técnicas de construcción, es propietaria de la mayoría de la maquinaria que utiliza en la misma y produce su propio concreto.

Cabe destacar que la mayoría de las fases mencionadas se llevan a cabo de manera interna, lo cual permite a ARA lograr economías de escala al contratar los materiales y los servicios, evitando la necesidad de compartir sus márgenes con subcontratistas externos. ARA paga a subcontratistas por la mano de obra que se emplea en cada proyecto, de acuerdo con el número de unidades terminadas.

ARA mantiene un control estricto sobre costos, gastos y en especial sobre la calidad de cada uno de sus proyectos en busca de una reducción de los costos de construcción y tiempos de entrega, mejor que el resto de la competencia.

La Compañía continuará invirtiendo en el desarrollo de sistemas, diseño, construcción y tecnología para reducir aún más los costos de construcción y los precios de venta de las viviendas sin afectar negativamente la calidad de las mismas y su rentabilidad.

Por otra parte, una de las estrategias de ARA es mantener un precio bajo de las viviendas. Es por ello que es importante el control estricto de los materiales de construcción y la mano de obra de cada uno de sus proyectos. ARA negocia contratos de suministros para cada proyecto y no tiene contratos de suministro de largo plazo. Contrata con los proveedores principales en el mercado insumos básicos utilizados en la construcción de unidades habitacionales, incluyendo: cemento, acero, tabique, ventanas, puertas y accesorios de plomería.

ARA, NAFINSA y la banca comercial, realizaron en forma coordinada un Programa de Desarrollo de Proveedores, denominado Sistema ARA. Éste consiste en brindar apoyo a los proveedores de ARA, que se clasifiquen como micro, pequeñas, medianas y en su caso, grandes empresas, con el objetivo de facilitar el acceso al financiamiento, la capacitación y la asistencia técnica. Dentro de los proveedores con los que trabaja ARA se encuentran: Malla Soldada, Cementos Moctezuma, Grupo Alcione, IUSA y Comercial Triplayera, por mencionar algunos.

La Compañía mantiene buenas relaciones con un amplio rango de proveedores de financiamiento hipotecario, que incluyen a los fondos de vivienda gubernamentales, bancos comerciales y otras instituciones financieras. Se trabaja actualmente con SHF, FOVISSSTE, INFONAVIT y aproximadamente con 12 bancos comerciales con el fin de obtener financiamiento para sus actividades de construcción de vivienda. Por lo anterior, la Compañía considera que no depende de alguna institución en particular para financiar sus actividades, ya que tiene sus fuentes de financiamiento adecuadamente diversificadas y bien controladas. También considera que sus buenas relaciones con tales instituciones le han permitido tener acceso a financiamiento en circunstancias en que éste ha sido negado a otros desarrolladores, debido a su adecuado manejo de su apalancamiento financiero y a su estricto apego al pago de sus compromisos respectivos.

ii) CANALES DE DISTRIBUCIÓN

ARA realiza dos tipos de ventas: al menudeo y en paquete.

-Ventas al Menudeo

Las ventas al menudeo en el caso de viviendas de interés social, tipo medio, residencial y residencial turístico son realizadas por un grupo de vendedores profesionales exclusivos y debidamente capacitados por la empresa, quienes están debidamente calificados para la venta de unidades en proyectos habitacionales que se encuentran en el proceso de construcción. En la actualidad existen aproximadamente 450 vendedores profesionales que realizan las ventas de ARA al público. La principal tarea de los vendedores es hacer el contacto inicial con el comprador potencial y proporcionar toda la información necesaria acerca de los diferentes productos y los planes de financiamiento disponibles.

En el caso de que un comprador potencial exprese un mayor interés para la compra de una casa, el vendedor recibirá el apoyo del gerente del proyecto, quien proporciona información adicional y completa acerca de las ventas y su financiamiento. De ser necesario, el coordinador del proyecto cierra la venta de la vivienda. Cabe mencionar que todas estas personas son independientes. Su compensación se limita a una comisión con base en el volumen de las ventas que realizan. Los vendedores son capacitados por ARA y asisten periódicamente a reuniones de actualización de técnicas de ventas, tipo de productos, disponibilidad de hipotecas, programas de construcción, planes de comercialización y de publicidad.

Departamento de Coordinación y Servicio.- Lleva a cabo la entrega de la casa al comprador, respondiendo a cualquier reclamación por parte del cliente, así como la organización del Régimen y Reglamento de Condominio para la asamblea de condóminos dentro de cada desarrollo.

Es importante destacar que ARA tiene como estrategia construir y vender de manera coordinada. Consideramos que debido al alto nivel de demanda para la vivienda de interés social en México, continuará teniendo un exitoso enfoque en su esfuerzo de comercialización, ya que en los últimos tres años ha representado el 86% en promedio de los ingresos consolidados.

iii) PATENTES, LICENCIAS, MARCAS Y OTROS CONTRATOS

ARA cuenta con dos marcas registradas ante el Instituto Mexicano de la Propiedad Industrial.

ARA, con el número 654551, clase 37 que se aplica a la construcción de vivienda, construcción, reparación y servicios de instalación. Casas ARA HARA TU CASA REALIDAD, con el número 670884, clase 19 que se aplica a casas, materiales de construcción no metálicos, tubos rigidos no metálicos para la construcción, asfaltos, pez y betún, construcciones transportables no metálicas y monumentos no metálicos. Estos registros tienen una vigencia de diez años, y son importantes para el desarrollo de la Compañia ya que forman parte de su imagen corporativa.

iv) PRINCIPALES CLIENTES

Este concepto no aplica para ARA, ya que no existe ningún cliente que represente el 10% o más de las ventas consolidadas y por lo tanto no representa ningún riesgo financiero para la compañia en caso de la pérdida del mismo, ya que en su mayoria son personas fisicas que desean adquirir una vivienda. Dichos clientes, en su mayoria, requieren de la obtención de un financiamiento hipotecario, a través de la banca, SOFOLES, o de otros organismos tradicionales que otorgan créditos hipotecarios (INFONAVIT, SHF, FOVISSSTE)

v) LEGISLACIÓN APLICABLE Y SITUACIÓN TRIBUTARIA

Generalidades

ARA realiza diversas operaciones que están sujetas a leyes y reglamentos federales, estatales y municipales, por lo cual dichas actividades realizadas en México están sujetas a: i) la Ley General de Asentamientos Humanos, que regula el desarrollo urbano, la planeación y la zonificación. Los gobiernos estatales por mandato constitucional tienen a su vez, la facultad de promulgar leyes de desarrollo urbano en sus áreas de competencia; ii) la Ley Federal de Vivienda, que norma la coordinación entre las entidades federativas y los municipios, por un lado, y el sector privado por el otro, con el fin de operar el sistema nacional de vivienda para establecer y regular la vivienda de Interés Social; iii) las Leyes de Desarrollo Urbano del Distrito Federal y de los Estados; *iv) los Reglamentos de Construcción* y *Zonificación* del Distrito Federal y de los Estados, que rigen la construcción de viviendas y las bases para la zonificación, incluyendo permisos y licencias correspondientes; v) los Planes de Desarrollo Urbano estatales o municipales que determinan la zonificación local y los requerimientos del uso de suelo; vi) la Ley de INFONAVIT, que establece que el financiamiento para la construcción sólo se otorgue a constructoras registradas ante el INFONAVIT, que participen en un proceso de licitación pública; vii) la Ley Orgánica de SHF, que fomenta el desarrollo de los mercados de créditos hipotecarios primarios y secundarios al autorizar a la SHF a otorgar créditos hipotecarios para la compra de vivienda de conformidad con las condiciones generales de financiamiento de la SHF, que regulan los términos y condiciones generales conforme a los cuales pueden otorgarse dichos créditos y *viii) Ley Federal de Protección al Consumidor*, que promueve y protege los derechos de los consumidores y busca establecer la equidad y seguridad jurídica en las relaciones entre los consumidores y los proveedores comerciales.

Situación Tributaria

La situación fiscal de ARA se encuentra regulada por las Leyes de Impuesto Sobre la Renta (ISR), Impuesto al Activo (IMPAC), Impuesto al Valor Agregado (IVA), el Código Fiscal de la Federación (CFF) y sus Reglamentos.

El ISR se calcula considerando como gravables o deducibles ciertos *efectos de la inflación*, tales como la depreciación calculada sobre valores en precios constantes y la deducción de compras en lugar de los costos, lo que permite deducir costos actuales, y se acumula o deduce el efecto de la inflación sobre ciertos activos y pasivos monetarios a través del ajuste inflacionario. La tasa del ISR fue del 35% en 2002 y del 34% en 2003; y será del 33% en 2004 y del 32% en 2005.

De acuerdo con el Reglamento de la Ley de ISR, las compañías promotoras de vivienda que adquieran terrenos y desarrollen viviendas, pueden deducir de inmediato el monto total de dicha inversión en caso de cumplir con ciertos requisitos. Por esta deducción, la Compañía genera un diferimiento en el pago de ISR, según lo mencionado en el Boletín D-4 "*Tratamiento contable* del impuesto sobre la renta y de la participación de los trabajadores en la utilidad" (D-4), emitido por el IMCP.

Por otra parte el IMPAC se causa a razón del 1.8% del promedio neto de la mayoria de los activos (a valores constantes) y de ciertos pasivos, y se paga únicamente por el monto en que exceda al ISR del año. Cuando en algún ejercicio resulte IMPAC en exceso de ISR, se podrá acreditar contra dicho exceso el importe en el que el ISR hubiera excedido al IMPAC en los tres ejercicios inmediatos anteriores y cualquier pago que se efectúe es recuperable contra el monto en que el ISR exceda al IMPAC en los diez ejercicios subsecuentes.

Debido a la naturaleza del negocio de la Compañia, los ingresos por la venta de casas habitación se encuentran exentas del pago del IVA y, por consecuencia, el IVA generado por compras de materiales no es acreditable y se considera como parte de sus gastos deducibles.

La Compañia no cuenta con beneficios o subsidio fiscal alguno, ni está sujeta al pago de impuestos especiales.

vi) RECURSOS HUMANOS

Concepto	2003	%	2002	%
Número de funcionarios	39	6.2	39	6.8
Número de empleados	589	93.8	534	93.2
Total empleados	628	100.0	573	100 0
Personal subcontratado	8,627		7,181	

Al 31 de diciembre del 2003, ARA tenía 628 empleados de planta, quienes laboran en la subsidiaria GAVI.

El número de personal subcontratado por ARA varia considerablemente durante el año y depende en gran parte del nivel de actividades de construcción. ARA realiza subcontratos con personas fisicas y morales para desarrollar sus actividades de construcción. Dichos contratistas son los responsables de las obligaciones laborales, legales y fiscales de su personal. Se mantiene una buena relación con este personal subcontratado. Asimismo, ARA no se ha visto afectada por huelgas o disputas laborales importantes en toda su historia.

ARA mantiene programas de capacitación permanentes para todo su personal, orientados a la enseñanza y actualización en técnicas de administración, de ventas y de producción.

La Compañia proporciona las prestaciones de ley a sus funcionarios y empleados que incluyen seguro social, aportación al fondo de ahorro para el retiro (SAR), aportaciones al INFOVAVIT, Participación de los Trabajadores en las Utilidades (PTU), vacaciones, prima vacacional y aguinaldo. ARA brinda a sus funcionarios ciertas prestaciones adicionales, como seguro de vida y seguro de gastos médicos mayores, fondo de ahorro y 15 días adicionales de aguinaldo. Además tiene establecido un Fideicomiso para pensiones y jubilaciones.

vii) DESEMPEÑO AMBIENTAL

Cada obra realizada por ARA se encuentra regida por la Ley del Equilibrio Ecológico y la Protección al Ambiente y sus reglamentos, la Ley General para la Prevención y Gestión Integral de los Residuos, así como por la Ley de Aguas Nacionales y su reglamento y por las respectivas normas ambientales de los diferentes niveles de gobierno federal, estatal y municipal, para garantizar el cumplimiento del marco normativo en esta materia dentro de la República Mexicana.

Para la edificación de cada Desarrollo que realiza ARA, se tramita un documento denominado "Resolución de Impacto Ambiental", el cual es emitido por la instancia responsable, ya sea a nivel municipal, estatal o federal, según el caso. En cada resolución se establecen las acciones específicas que se deben llevar a cabo para proteger al medio ambiente, así como para evitar o atenuar el impacto negativo de las obras, denominadas "medidas de mitigación", en donde se incluyen programas de forestación requeridos, el cuidado de los suelos, los cuerpos de agua, la fauna y la flora para cada caso, etc. Todas las acciones que se definen en la materia tienen como objetivo la protección integral del medio ambiente a través del cuidado y manejo adecuado de todos los elementos integrantes de un Desarrollo Urbano creciente, que debe de incorporarse satisfactoriamente al medio ambiente en todos los casos en donde este fenómeno de población se genere.

viii) INFORMACIÓN DEL MERCADO Y VENTAJAS COMPETITIVAS

Panorama General.- La Compañía considera que la relativa juventud y los bajos ingresos de la población mexicana en general, además de la tasa de crecimiento de la población, contribuirán a una mayor demanda de vivienda de interés social en le futuro inmediato. Aunque el mercado de vivienda de interés social en México ha crecido y tiene probabilidades de continuar con su expansión como resultado de dicha tendencia demográfica, existe una importante escasez de vivienda en el país.

Por otra parte, dicho mercado de vivienda se ha caracterizado por una significativa y limitada disponibilidad de financiamiento hipotecario para los trabajadores de bajos ingresos. El escaso financiamiento hipotecario, aunado a un crecimiento histórico poblacional muy rápido, ha generado un marcado déficit de vivienda de interés social. La SEDESOL ha estimado que México experimenta un déficit aproximado de 7 millones de viviendas. Asimismo, se estima que del parque habitacional existente, aproximadamente el 50% corresponde a viviendas que son inapropiadas (ej. de lámina, cartón, madera, etc., o las que requieren reparación o reposición). El déficit de vivienda de interés social se intensifica por el alto índice de crecimiento poblacional en las zonas urbanas, por el alto porcentaje de personas que se incorporan a la fuerza de trabajo y por la formación de nuevas familias. La Compañía considera que la demanda de vivienda de interés social junto con las políticas gubernamentales diseñadas para incrementar la disponibilidad de financiamiento hipotecario podrán incrementar la producción de vivienda de interés social en el futuro.

Las viviendas de interés social construidas por promotoras de conjuntos habitacionales generalmente se venden con financiamiento hipotecario. Estas viviendas están construidas con permisos oficiales, cuentan con todos los servicios urbanos y su terreno está registrado y escriturado al comprador. Con el fin de construir estas viviendas, las promotoras deben tener los terrenos adecuadamente delimitados, la infraestructura instalada, el financiamiento comprometido y el título de propiedad arreglado.

El principal mercado en el que participa ARA es el de la vivienda de interés social para personas de bajos ingresos; este mercado está enmarcado en los siguientes puntos:

Parque Habitacional: De acuerdo con el recuento de 2000 del INEGI, el parque habitacional está conformado de la siguiente manera: (i) 51% de las viviendas están construidas de concreto y el restante 49% con lámina, madera, cartón, u otros materiales; (ii) El 78.1% de las viviendas son propias y el 21.9% restante son viviendas no propias; y (iii) el promedio de habitantes por vivienda es de 4.4 y se estima un déficit de aproximadamente 7 millones de unidades.

Demanda: Se estima que el 73% de la población requiere de vivienda nueva o sustituir su vivienda actual. Un aspecto que influye directamente en el crecimiento de la demanda de vivienda son los rangos de edad de la población. En el recuento de 2000 el 70% de la población es menor a 34 años, por lo que se estima que en el corto y mediano plazo un número importante de personas entrarán a la edad demandante de vivienda. Adicionalmente, según el recuento del INEGI de 2000, el 70% de la población ocupada recibe entre 1 y 10 salarios mínimos y es este el mercado que cuenta con las características para obtener un crédito de interés social.

Oferta: La oferta de vivienda está relacionada con el número de hipotecas ofrecidas al mercado; en 2003 se estima que se entregaron 500,000 hipotecas, un crecimiento del 19% comparado con el 2002 y se espera que en los próximos 5 años la oferta tenga un crecimiento anual compuesto del 10%. Para el año 2004 se espera un crecimiento proyectado de la Industria de aproximadamente 15% comparado con el 2003, al pronosticarse una oferta total de 540,000 créditos hipotecarios, hasta llegar a las 750,000 hipotecas que representa la meta en el 2006 del Programa de Vivienda del Presidente Vicente Fox.

Competencia.- La administración considera que la Compañía es el tercer desarrollador de vivienda de interés social más grande de México en cuanto a unidades vendidas.

Se estima que aproximadamente el 30% del mercado está en las 7 principales compañías del país, por lo que la mayoría de los desarrolladores o constructores operan sólo en el ámbito local. La participación de mercado de ARA en relación con el mercado hipotecario fue aproximadamente del 3.2% en 2003.

Los 10 principales desarrolladores de vivienda de interés social, en función al número de unidades vendidas en 2003 son:

1)	Corporación Geo	6)	BETA
2)	URBI	7)	HOMEX
3)	ARA	9)	DEMET
4)	SARE	8)	SADASI
5)	CONDAK-PULTE	10)	Consorcio Hogar

En 2003 se ofertaron aproximadamente 500,000 viviendas entre un estimado de 2,000 constructores y promotores, de los cuales se considera que aproximadamente 950 están registrados o afiliados a algún organismo de constructores o promotores inmobiliarios, siendo el diferencial pequeños constructores que anualmente construyen de 1 a 100 viviendas.

La actividad del desarrollo inmobiliario por lo general implica un alto uso de capital de trabajo, por lo que las empresas que no están capitalizadas y/o no tienen fácil acceso al crédito son muy vulnerables a los cambios económicos que pueda sufrir el país. Adicionalmente la mayoría de los desarrolladores o constructores operan sólo a nivel local, es decir que difícilmente tienen operaciones en más de dos regiones.

Hay muy pocas constructoras o promotoras extranjeras operando en México y ninguna de ellas tiene una participación importante en el mercado de vivienda de interés social.

Ventajas Competitivas.- La Compañía considera que está bien posicionada como un participante líder en la promoción de vivienda de interés social en el país. La administración de la Compañía considera que sus fortalezas competitivas incluyen: (i) su reserva territorial (la más grande de la industria); (ii) la envidiable salud financiera de la empresa; (iii) la diversificación de operaciones (Prosavi-Progresiva, Interés Social, Tipo Medio, Residencial y Residencial Turístico); (iv) su constante énfasis en el cuidado de costos e innovación en la construcción; (v) su expansión geográfica; (vi) sus directivos y empleados con amplia experiencia y especialización dentro del sector y; (vii) su compromiso con el mejoramiento de la calidad de vida para los mexicanos.

ix) ESTRUCTURA CORPORATIVA

La Compañía inició operaciones en 1977 a través de la constitución de una de sus actuales empresas operativas y once años después, el 22 de noviembre de 1988, se constituyó con su actual figura corporativa. Desde 1996, ARA está organizada como una sociedad controladora que consolida las operaciones de siete subsidiarias en las que tiene la participación accionaria que a continuación se indica:

Subsidiarias	Participación
Consorcio de Ingeniería Integral, S.A. de C.V. (CIISA)	99.6%
Proyectos Urbanos Ecológicos, S.A. de C.V. (PUESA)	99.9%
Constructora y Urbanizadora ARA, S.A. de C.V. (CUARA)	99.9%
Inmobiliaria ACRE, S.A. de C.V. (ACRE)	99.1%
Asesoría Técnica y Administrativa GAVI, S.A. de C.V. (GAVI)	99.9%
Comercialización y Ventas, S. A. (COVENSA)	98.0%
Promotora y Desarrolladora de Centros Comerciales, S. A. de C.V. (PDCC)	99.9%

CIISA: Es la subsidiaria más importante de la empresa. Es propietaria de la mayoría de las reservas territoriales de ARA y es responsable del desarrollo y construcción de la mayor parte de los proyectos habitacionales, así como de la producción del concreto y la operación de la maquinaria y equipo que se utiliza en el desarrollo de los proyectos de vivienda.

CUARA: Desarrolla, construye proyectos habitacionales y opera como contratista para terceros no relacionados con la empresa.

ACRE: Tiene una pequeña porción de las reservas territoriales de la empresa.

PUESA: Es una empresa cuyo propósito es el desarrollo de un proyecto de vivienda media en la ciudad de Toluca, Estado de México.

COVENSA: Es la encargada de la comercialización y ventas de los proyectos inmobiliarios.

GAVI: Proporciona servicios administrativos para ARA.

PDCC: Desarrolla, construye y comercializa centros comerciales ubicados en los conjuntos habitacionales de ARA, para brindar espacios comerciales a sus habitantes.

x) DESCRIPCIÓN DE ACTIVOS

Concepto (Millones de Pesos de Poder Adquisitivo de 2003)	**2003** (Importe)
Edificio en Condominio	35.2
Edificio para Arrendamiento	22.6
Maquinaria y Equipo	463.5
Equipo de Transporte	47.1
Mobiliario y Equipo de Oficina	46.8
Subtotal	615.2
Menos-Depreciación Acumulada	306.2
Subtotal	309.0
Terreno	5.4
Construcciones en Proceso	50.1
Total	364.5
Equipos adquiridos mediante contratos de Arrendamiento Financiero	46.8
Equipo de Transporte	80.9
Maquinaria y Equipo	20.7
Menos-Depreciación Acumulada	107.0
Total	**471.5**

Edificio: Corresponde a las oficinas generales, con una superficie propia de 1,074.8 m2. Adicionalmente ARA tiene una superficie rentada de 3,743.19 m2, ubicada en la ciudad de México en Bosques de las Lomas y Polanco e Insurgentes.

Maquinaria y Equipo: Dentro de los principales activos fijos de ARA se encuentra la maquinaria y equipo de construcción integrada por máquinas motoconformadoras, retroexcavadoras, vibrocompactadores, pailoaders, mezcladoras, bombas de concreto, plantas de concreto, (que cuentan con colectores de polvo), cargadores frontales, con las cuales efectúan trabajos de excavación y limpieza de terrenos en breña, excavación en cepas para estructuras de vialidades, conformación y compactación con material inerte con base para la cimentación de vivienda o vialidades, drenaje sanitario, pluvial, agua potable y telefonía. Las plantas de concreto se encargan de la producción y abasto de concreto premezclado que a su vez, es transportado en ollas revolvedoras a los diferentes desarrollos que lo requieran. El colado de concreto se efectúa empleando bombas especiales, en las áreas en que se ha colocado la cimbra, también propiedad de ARA, para el colado en serie. Toda la maquinaria y equipo de producción se encuentra localizado en cada uno de los desarrollos en proceso en el ámbito nacional. La maquinaria cuenta con una vida útil promedio de 11 años y una antigüedad promedio de 12 años. El equipo cuenta con seguro tanto el propio como el rentado; a partir del 2002 se compra con arrendamiento financiero.

El Mobiliario y Equipo de Oficina es propio y cuenta con seguro, e incluye tanto oficinas centrales como obras foráneas considerando en este rubro además aire acondicionado, y proyectores. El Mobiliario y Equipo cuenta con una vida útil promedio de 9 años y una antigüedad promedio de 10 años.

Equipo de Transporte: Se integra básicamente por camiones para traslado de maquinaria pesada, camionetas para servicio en las obras, traslado de materiales y automóviles Todo el equipo cuenta con verificación ambiental y catalizadores. Se tiene seguro tanto para el equipo propio como el arrendado. El equipo tiene una vida útil promedio de 4 años. A partir del 2000 se adquiere mediante arrendamiento financiero.

Equipo de Cómputo: ARA cuenta con tecnologia de punta en desarrollos de software de presentación multimedia, soporte técnico a usuarios, comunicación electrónica con todos los desarrollos, proceso automatizado de las áreas de recursos humanos, contabilidad, tesorería, operaciones y cobranzas, ventas, compras, proyectos y control de obra, costos y promoción de ventas.

Para llevar a cabo estas actividades, ARA cuenta con equipos Pentium III, IV, y aceleradoras gráficas, grabadoras de CD'S, Matrox, Mga y Pci, unidades de respaldo, respaldos en cintas magnéticas, equipos multimedia, monitores de alta resolución, impresoras láser a color, de inyección de tinta, plotters, fotocopiadoras xerográficas, así como scanner. Se cuenta con licenciamiento de proveedores de software.

Los 1,320 equipos existentes se encuentran tanto en oficinas centrales, así como en cada uno de los desarrollos a nivel nacional. A partir del año 2000, la adquisición se realiza por medio de arrendamiento puro. El equipo tiene una vida útil de 3 años y una antigüedad promedio de 2 años.

Como parte de la mejora en los servicios al cliente, el Departamento de Sistemas aprobó la certificación ISO9001:2000, buscando garantizar la continuidad del negocio, mantener el liderazgo de la empresa y contribuir a la mejora continua de la compañía, con lo que se pretende garantizar que la información proporcionada, es elaborada bajo procesos certificados de calidad.

xi) PROCESOS JUDICIALES, ADMINISTRATIVOS O ARBITRALES

Dentro de ARA existen procedimientos legales inherentes al curso normal del negocio. Dichos procedimientos no representan un impacto significativo sobre los resultados de operación y la posición financiera de la empresa.

xii) ACCIONES REPRESENTATIVAS DEL CAPITAL SOCIAL

El capital social de ARA es de $437.6 millones (valor nominal) y está representado por 328,211,874 acciones ordinarias, nominativas, sin expresión de valor nominal, serie única, de suscripción libre, íntegramente suscritas y pagadas.

La compañía por los últimos tres ejercicios no ha tenido ningún evento que haya modificado el importe del capital social, ni ha realizado ninguna emisión de acciones representativas del mismo.

xiii) DIVIDENDOS

La declaración, monto y forma de pago de dividendos son determinados por acuerdo de la Asamblea de Accionistas de ARA, generalmente con base en la recomendación del Consejo de Administración.

ARA no ha distribuido dividendos a lo largo de su historia y ha mantenido la intención de reinvertir utilidades para financiar el desarrollo y crecimiento de su negocio. Sin embargo, con base en los factores que se exponen más adelante, podrá considerar pagar dividendos en un futuro, siendo facultad de los accionistas *determinar el monto* y *la oportunidad* con que se realice el pago de dividendos. El pago de dividendos, dependerá de varios factores, incluyendo los résultados futuros de ARA, su situación financiera, sus requerimientos de capital, así como la posibilidad para ARA de obtener recursos de sus subsidiarias.

III) INFORMACIÓN FINANCIERA

a) INFORMACIÓN FINANCIERA SELECCIONADA

La siguiente tabla presenta información financiera relevante de la empresa. Esta información deberá ser leída conjuntamente con los estados financieros y sus notas, *las cuales se* presentan más adelante. Los estados financieros han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en México. **Las cifras que se muestran a continuación se expresan en millones de pesos constantes al 31 de diciembre de 2003.**

ESTADO DE RESULTADOS CONSOLIDADO
AÑOS TERMINADOS AL 31 DE DICIEMBRE

	2003	2002	2001
Ingresos	4,822.6	4,353.1	4,210.8
Utilidad Bruta	1,391.2	1,241.6	1,188.4
Utilidad de Operación	1,020.8	904.8	869.7
Costo Integral de Financiamiento	15.9	38.8	37.5
Impuestos	361.7	312.6	307.9
Utilidad Neta Consolidada	715.7	572.6	530.5

BALANCE GENERAL CONSOLIDADO

AÑOS TERMINADOS AL 31 DE DICIEMBRE

	2003	2002	2001
Activo			
Efectivo e Inversiones Temporales	899.3	826 9	770.8
Clientes	1,270 5	1,139.7	1,180.7
Inventarios (1)	4,083.9	3,381.5	2,818.5
Total del Activo Circulante	6,362.0	5,479 6	4,859.0
Edificio y Equipo-Neto	471 5	513 1	429.3
Total Activo	6,911.8	5,994.5	5,302.3
Pasivo y Capital Contable			
Total del Pasivo Circulante (2)	685.3	639.8	753.2
Total del Pasivo a Largo Plazo	85 0	37.6	3.7
Impuesto Sobre la Renta Diferido	1,583 7	1,355.3	1,158.1
Total Pasivo	2,354.0	2,032.7	1,915.0
Capital Contable	4,557.8	3,961.8	3,387.3
Total Pasivo y Capital Contable	6,911.8	5,994,.5	5,302.3

(1) Representan obras en proceso, terrenos en proceso de desarrollos, terrenos para futuras construcciones, almacén de materiales, anticipo a proveedores y anticipo de terrenos.

(2) Incluye instituciones de crédito, proveedores, impuestos y gastos acumulados, anticipo de clientes, impuesto sobre la renta e impuesto al activo, y participación de los *trabajadores en las utilidades*.

Información Financiera Relevante			
	2003	2002	2001
Utilidad por Acción Ordinaria (1)	2.17	1.74	1.62
Acciones en Circulación al cierre del año (Unidades)	327,754,874	327,599,074	327,811,871
Valor en Libros de las acciones	13.91	12.09	10.33
Cuentas por Cobrar a ventas	26.3%	26.2%	28.0%
Dias de Cuentas por Cobrar	95	94	101
Deuda con Costo / Capital Contable	0.03%	0.03%	0.02%
Rotación de Inventarios	0.84	0.92	1.07
EBITDA (2)	1,088.8	958.7	920.6
Activo Circulante / Pasivo Circulante	9.28	8.56	6.45
Activo Circulante-Inventario / Pasivo Circulante	3.32	3.28	2.71
Efectivo / Pasivo Circulante	131.2%	129.2%	102.3%
EBITDA / Intereses Pagados	19.8	15.6	9 4
Margen Bruto	28.8%	28.5%	28.2%
ROE (3)	15.7%	14.5%	15.7
Pasivo Total / Activo Total	34.0%	33.9%	36.1%

(1) Utilizando el promedio ponderado de acciones en circulación resultado de los últimos 12 meses.
(2) Utilidad de operación más depreciación
(3) Utilidad Neta entre Capital Contable.

b) INFORMACIÓN FINANCIERA POR LÍNEA DE NEGOCIO, ZONA GEOGRÁFICA Y VENTAS DE EXPORTACIÓN

Actualmente, ARA tiene presencia en Valle de México, Quintana Roo, Baja California, Toluca, Nuevo León, Sonora, Puebla, Michoacán, Guanajuato, Jalisco, Chihuahua, Veracruz, Distrito Federal, Morelos, Querétaro, Guerrero, Sinaloa y Tabasco; como se puede apreciar ARA es una empresa que no está concentrada en un área geográfica especifica, ni tiene ventas al exterior.

A continuación se presentan el monto de los ingresos totales por línea de negocio:

(En millones de pesos constantes al 31 de diciembre de 2003)			
	2003	2002	2001
Prosavi-Progresiva	279.7	410.7	318.1
Interés Social	3,393.4	2,994.7	3,113.6
Tipo Medio	868.9	746.0	435 1
Residencial	237.5	174.9	285.9
Como Constructor	10.1	0.6	47.3
Terrenos Comerciales	5.1	6.4	9.9
Arrendamiento de Centros Comerciales	27.9	19.8	0.9
Total	4,822.6	4,353.1	4,210.8

c) INFORME DE CRÉDITOS RELEVANTES

Por los tres últimos ejercicios ARA no obtuvo ningún crédito relevante.

d) COMENTARIOS Y ANÁLISIS DE LA ADMINISTRACIÓN SOBRE LOS RESULTADOS DE OPERACIÓN Y SITUACIÓN FINANCIERA DE LA COMPAÑÍA.

A pesar de la difícil situación en el ámbito mundial, ARA tuvo una buena actuación durante el año 2003. Como ejemplo de solidez, continuó con sus labores, generando confianza. En su posición como uno de los líderes en el sector vivienda, ARA realizó ventas por $4,822.6 millones de pesos, un incremento de 10.8% con respecto al año anterior, representando 16,020 viviendas, *lo cual se traduce en un 1.3% de incremento contra el año anterior*. De este total, 78.0% correspondió a vivienda de interés social, 11.0% de tipo medio, 0.8% a residencial y 10.2% a Prosavi-Progresiva. La utilidad bruta fue de $1,391.2 millones de pesos, con un margen bruto de 28.8%. La utilidad neta fue de $ 715.7 millones de pesos, con un margen neto de 14.8%.

ARA continúa a la vanguardia en el sector vivienda, gracias a que brinda las mejores opciones *en cuanto a vivienda y créditos*. En el 2003, ARA aumentó su reserva territorial sin afectar su estructura financiera, encontrándose en niveles óptimos para su operación desde un punto estratégico, operativo y financiero, se continuará con la política de compra de terrenos en el futuro.

i) RESULTADOS DE OPERACIÓN

VOLÚMENES

Durante el 2003, ARA incrementó sus ventas de unidades en 1.3% con respecto al año 2002, y 0.1% en el año 2002 con respecto al año 2001. La venta total de vivienda creció de 15,803 unidades durante 2001 a 15,815 viviendas en 2002 y a 16,020 unidades durante 2003. El desglose de estos datos se muestra a continuación:

(En millones de pesos constantes al 31 de diciembre de 2003)

	2003		2002		2001		Var 03/02		Var 02/01	
Concepto	Unid.	Mill$	Unid.	Mill$	Unid.	Mill$	Unid.	Mill$	Unid.	Mill$
Prosavi-Progresiva	1,628	279 7	2,421	410 7	2,089	318.1	-793	-131	332	93
INFONAVIT	6,286	1,645.9	6,814	1,708 4	6,400	1,501 9	-528	-63	414	207
FOVI	3,366	986 3	3,633	1,014 0	3,666	1,032.5	-267	-28	-33	-19
FOVISSSTE	2,850	761.2	1,090	272 3	2,321	579.2	1,760	489	-1,231	-307
Interés Social	12,502	3,393 4	11,537	2,994 7	12,387	3,113.6	965	399	-850	-119
Tipo Medio	1,762	868.9	1,778	746 0	1,079	435.1	-16	123	699	311
Residencial	128	237.5	79	174.9	131	285.9	49	63	-52	-111
Terrenos		5.1		6.4		9.9		-1		-4
Comerciales										
Promotor	16,020	4,784 7	15,815	4,332 7	15,686	4,162 2	205	452	129	171
Constructor		10 1		0.6		47 3		10		-47
Locales		27 9		19.8		0 9		8		19
Comerciales										
Tipo Medio					117				-117	
Total en A/P (1)					117				-117	
TOTAL	16,020	4,822.6	15,815	4,353.1	15,803	4210.8	205	470	12	142

	2003		2002		2001		Var 03/02		Var 02/01	
Resumen	Unid.	Mezcla	Unid.	Mezcla	Unid.	Mezcla	Unid.	%	Unid.	%
Prosavi-Progresiva	1,628	10 2%	2,421	15.3%	2,089	13 2%	-793	-32.8	332	15.9
INFONAVIT	6,286	39.2%	6,814	43 1%	6,400	40 5%	-528	-7.7	414	6 5
FOVI-FOVISSSTE	6,216	38.8%	4,723	29.9%	5,987	37 9%	1,493	31.6	-1,264	-21.1
Interés Social	12,502	78.0%	11,537	73.0%	12,387	78.4%	965	8.4	-850	-6.9
Tipo Medio	1,762	11.0%	1,778	11.2%	1,196	7 6%	-16	-0.9	582	48.7
Residencial	128	0.8%	79	0.5%	131	0.8%	49	62.0	-52	-39.7
TOTAL	16,020	100.0%	15,815	100.0%	15,803	100.0%	205	1.3	12	0.1

(1) El *ingreso de estas unidades* se encuentra reconocido por medio del método de participación.

En el transcurso del segundo trimestre del 2000 ARA inició la venta de Vivienda Progresiva de Interés Social, dicha vivienda es un producto similar al de Prosavi, colocado a través de INFONAVIT con un mayor precio de venta, por este motivo se ha renombrado al sector de Prosavi como Prosavi-Progresiva. Las operaciones en este sector durante el 2003 tuvieron una disminución en unidades vendidas del 32.8% debido a la conclusión de algunos desarrollos, presentando un incremento del 15.9% en el 2002.

Las ventas con financiamiento INFONAVIT crecieron de 6,400 unidades en el 2001, a 6,814 viviendas durante el año 2002, y 6,286 viviendas durante el 2003 lo cual representa un incremento del 6.5% en el año 2002 y un decremento de 7.7% en el 2003. Lo anterior, debido a la escasez de recursos que experimentó el INFONAVIT en los últimos tres meses del año 2003, al cumplir su meta de créditos ejercidos de manera anticipada.

El volumen de unidades vendidas a través de hipotecas otorgadas por SHF y FOVISSSTE se incrementó en 31.6% en 2003 en comparación con 2002; para cerrar con 6,216 viviendas.

Nuestras operaciones dentro del sector de interés social se vieron afectadas por la situación política antes comentada. En total, dichas ventas se incrementaron en un 8.4% en durante el 2003, y disminuyeron 6.9% durante 2002 comparados con el mismo periodo del año anterior.

El sector de tipo medio cobró importancia con las nuevas políticas de la SHF que incluyen prestamos hasta por 500,000 UDIS y el regreso del financiamiento por parte de la banca comercial a través de créditos hipotecarios, experimentando un crecimiento en unidades del 48.7% en 2002, en comparación a 2001, y una disminución del 0.9% en unidades vendidas en 2003 en relación a 2002. La entrada en operación de nuevos desarrollos de tipo medio está fortaleciendo ésta linea de negocio. En adelante, este segmento incrementará su participación en la mezcla, lo cual redundará en un importante enriquecimiento de la misma.

La linea de negocio de vivienda residencial creció 62 0% en 2003 en comparación a 2002, asi mismo experimentó una disminución del 39.7% en unidades vendidas de 2002 a 2001. La disminución se debió a la conclusión de algunos desarrollos.

PRECIO PROMEDIO

Durante el 2003 los precios promedio de venta de los productos de ARA experimentaron un crecimiento. El desglose de esta información se detalla a continuación:

(En miles de pesos constantes al 31 de diciembre de 2003)					
	2003	*Variación*	2002	Variación	2001
Prosavi-Progresiva	171.8	1.3%	169.7	11.4%	152.2
Interés Social	271.4	4.6%	259.6	3.3%	251.4
Tipo Medio	493.2	17.5%	419.6	4.1%	403.2
Residencial	1,855.5	-16.2%	2,213.9	1.5%	2,181.9

Cabe mencionar que el incremento durante el año 2003 de 1.3% en el precio promedio de la vivienda Prosavi-Progresiva se debe al énfasis por parte del INFONAVIT en esta clase de créditos comercializados por ARA. Asimismo, el incremento de precio promedio de venta en tipo Medio durante 2003 se debe a la colocación en el mercado de los nuevos créditos de la SHF, con los que los clientes pueden adquirir casas con valor de hasta 500,000 UDIS.

ESTADO DE RESULTADOS 2003 Vs. 2002 Vs. 2001
(En millones de pesos constantes al 31 de diciembre 2003)

	2003	%	Var. %	2002	%	Var. %	2001	%
Ingresos	4,822.6	100.0	10.8	4,353.1	100.0	3.4	4,210.8	100.0
Costo de Ventas	3,431.4	71.2	10.3	3,111.5	71.5	2.9	3,022.6	71.8
Utilidad Bruta	1,391.2	28.8	12.0	1,241.6	28.5	4.5	1,188.4	28.2
Gtos. de Administración	370.4	7.7	10.0	336.8	7.7	5.7	318.6	7 6
Utilidad de Operación	1,020.8	21.2	12.8	904.8	20.8	4.0	869.7	20.7
CIF	15.9	0.3	-59.0	38.8	0.9	3.5	37.5	0 9
Otros Ingresos (Gastos)	72.5	1.5	212.5	23.2	0.5	103.5	11.4	0.3
A/P	0.0	0.0	-100.0	-4.0	-0.1	-23.1	-5.2	-0.1
Utilidad antes de Imp.	1,077.3	22.3	21.7	885.2	20.3	5.6	838.4	19.9
Impuestos	361.7	7.5	15.7	312.6	7.2	1.5	307.9	7.3
Utilidad Neta	715.7	14.8	25.0	572.6	13.2	7.9	530.5	12.6
Depreciación	68.0	1 4	26.2	53.9	1.2	5.9	50.9	1.2
EBITDA	1,088.8	22.6	13.6	958.7	22.0	4.1	920.6	21.9

INGRESOS

El efecto combinado de las ventas permitió que los ingresos de ARA se incrementaran 10.8% en términos reales de $4,453.1 millones durante el 2002 a $4,822.6 millones durante el 2003. Desde que la Compañía realizó su colocación primaria en el mercado, se dieron crecimientos muy altos, actualmente se ha visto la tendencia a estabilizarse, considerando que un nivel estable y sostenible seria un crecimiento anual de poco más del 10% en términos reales para mantener la operación y rentabilidad en niveles óptimos.

COSTO DE VENTAS

El costo de ventas se incrementó en un 10.3% de $3,111.5 millones al cierre de 2002 a $3,431.4 millones al cierre del 2003. Este incremento es ligeramente menor al observado en los ingresos, mismo que se reflejó en su margen bruto, derivado principalmente por el aumento en el costo del acero.

UTILIDAD BRUTA

La utilidad bruta para el año 2003 fue superior a la del año anterior en un 12.0% al alcanzar los $1,391.2 millones, lo cual generó un margen bruto global de 28 8% sobre ventas contra un margen del 28.5% en el 2002. Los márgenes brutos por segmento son:

	2003	Var. Ptos	2002	Var. Ptos	2001
Prosavi-Progresiva	24.1%	0.3	23.8%	-0.3	24.1%
Interés Social	28.9%	0.1	28.8%	0.5	28.3%
Tipo Medio	30.8%	0.6	30.2%	-0.3	30.5%
Residencial	30.6%	0.3	30.3%	-1.6	31.9%
Constructor	0.0%	0.0	0.0%	-28.8	28.8%
Arrend. Locales. Comerciales	43.6%	-2.8	46.4%	15.5	30.9%

Derivado de la comercialización de la nueva vivienda Progresiva en el sector de Prosavi-Progresiva, se comercializa una vivienda similar a la del Prosavi con un mayor precio, y el aumento en volumen de operación, ha mejorado las economias de escala y se aprecia un ligero incremento en el margen bruto de este sector.

El inicio de operaciones desde 1999 en el sector de residencial turístico, y la ampliación de este segmento, el cual es un producto de mayor valor y mejores márgenes, permitirá que mejore el margen de manera significativa.

El crecimiento de la economía mexicana se comienza a hacer notar en el costo de la mano de obra. Por este motivo y el cambio en la mezcla regional de ventas el margen bruto disminuyó durante el año 2001 a 28.2%; sin embargo durante 2002 y 2003 recuperó el margen hasta niveles del 28.8%.

La entrada en operación de los centros comerciales, para el beneficio de nuestros clientes, refleja un incremento en el margen. En un futuro próximo se tiene la intención de desconsolidar estas operaciones mediante la incorporación de un socio estratégico, para desarrollar dichas áreas comerciales en algunos fraccionamientos de ARA.

GASTOS GENERALES Y DE ADMINISTRACIÓN

Los gastos generales y de administración se han mantenido estables a pesar del crecimiento de la compañía, logrando estabilizarse en alrededor del 7.7% como porcentaje de ventas. Durante el 2003 éstos ascendieron a $370.4 millones.

UTILIDAD DE OPERACIÓN

La utilidad de operación de ARA durante el 2003 alcanzó los $1,020.8 millones. Esto representa un incremento real del 12.8% con respecto al año anterior. El margen correspondiente alcanzó niveles de 21.2%. Este margen será sostenible en adelante.

EBITDA

Durante el 2003, ARA generó $1,088.8 millones de EBITDA, de los cuales solo $68.0 son producto de la depreciación, esta cifra representa un crecimiento real del EBITDA de un 13.6% con respecto al año 2002. El margen resultante fue de 22 6% durante el año, mostrando una mejoria en comparación con los últimos dos años.

COSTO INTEGRAL DE FINANCIAMIENTO

El costo integral de financiamiento decreció en un 59.0% en el último año, derivado de la sana política de endeudamiento que ha seguido la Compañía, aparejado con un buen manejo de los flujos de efectivo. Su desglose se muestra a continuación:

(En millones de pesos constantes al 31 de diciembre de 2003)	2003 $	Var %	2002 $	Var %	2001 $
Intereses Pagados	55.0	-10.4	61.4	-37.0	97.5
Intereses Ganados	50.4	15.1	43.8	-34.0	66.4
Pérdida (Utilidad) Cambiaria	-3.8	-353.3	1.5	-600.0	-0.3
Pérdida (Utilidad) Monetario	15.1	-23.0	19.6	192.5	6.7
Costo Integral de Financiamiento	15.9	-59.0	38.8	3.5	37.5

Las variaciones en las tasas de interés dieron como resultado una disminución en los intereses pagados del 10.4% y un incremento del 15.1% en los intereses ganados, al comparar el 2003 contra el 2002.

Cabe mencionar que el EBITDA de ARA es 68.5 veces mayor que los 15.9 millones del costo integral de financiamiento y que puede cubrir los intereses pagados en más de 19.7 veces.

ASOCIACIONES EN PARTICIPACIÓN

Las asociaciones en participación disminuyeron sus operaciones debido a la finalización de los proyectos bajo este esquema.

IMPUESTOS

Debido a la aplicación del D-4, la compañía registró en el año 2003 un impuesto sobre la renta diferido neto de reserva por la cantidad de $253.7 millones.

UTILIDAD NETA

La utilidad neta del 2003 alcanzó los $715.7 millones, misma que representa un margen neto del 14.8% y que se traduce en una utilidad por acción de $2.17

La utilidad neta por acción se muestra a continuación:

	2003	2002	2001
Utilidad Neta Mayoritaria (millones)	712.6	570.2	528.3
Acciones promedio (millones)	328.0	327.9	327.4
UPA	2.17	1.74	1.62

RESERVA TERRITORIAL

ARA continúa teniendo la reserva territorial óptima para su operación desde un punto de vista estratégico, operativo y financiero. Esta reserva asciende a una superficie de 25.1 millones de metros cuadrados suficientes para construir 116,768 viviendas, equivalentes 131,619 viviendas de interés social de ARA. A continuación se desglosa por tipo de vivienda:

	Diciembre 2003 Unidades	Equivalente en Unidades de Interés Social
Prosavi-Progresiva	24,664	15,609
Interés Social	80,061	80,061
Tipo Medio	9,240	16,728
Residencial	2,803	19,161
TOTAL	116,768	131,619

Esta reserva territorial se encuentra repartida a lo largo de la República Mexicana de la siguiente manera:

	Unidades	%
Valle de México	57,500	49 2
Quintana Roo	22,209	19.0
Baja California	7,165	6.1
Toluca	6,397	5.5
Morelos	4,430	3.8
Sonora	2,822	2.4
Guanajuato	2,800	2.4
Veracruz	2,755	2.4
Puebla	2,738	2.3

	Unidades	%
Michoacán	2,304	2.0
Nuevo León	1,803	1.5
Jalisco	1,605	1.4
Querétaro	934	0.8
Chihuahua	663	0.6
Distrito Federal	411	0.4
Guerrero	144	0.1
Sinaloa	48	0.0
Tabasco	40	0.0
TOTAL	116,768	100.0

Es evidente la concentración de nuestra presencia en regiones de alto dinamismo económico y demográfico como lo son el área metropolitana del Valle de México, la franja norte con sus maquiladoras y el sureste turístico del pais.

BACKLOG DE HIPOTECAS

Hacia el final de diciembre de 2003, la reserva de hipotecas estaba conformada de la siguiente manera:

	Unidades 2003	Mezcla %	Unidades 2002	Mezcla %	Unidades 2001	Mezcla %
Prosavi-Progresiva	566	2.6	573	3.2	1,093	6.3
Interés Social	14,881	69 0	12,875	72.8	13,163	76.2
INFONAVIT	4,702	21 8	4,789	27.1	5,892	34.1
FOVI-FOVISSSTE	10,179	47 2	8,086	45.7	7,271	42.1
Tipo Medio	5,766	26 7	3,828	21.6	2,658	15.4
Residencial	347	1 6	412	2.3	364	2.1
Total	21,560	100.0	17,688	100.0	17,278	100.0

Cabe mencionar que los niveles de Backlog son suficientes para más de 1 año de ventas futuras. Se considera que el nivel óptimo está entre 1 y 1.5 años de operación ya que es un Backlog de compromisos de hipoteca mas no de obra.

ii) Situación Financiera, Liquidez y Recursos de Capital

BALANCE GENERAL AL 31 DE DICIEMBRE
(En millones de pesos constantes al 31 de diciembre de 2003)

	2003	Var.%	2002	Var.%	2001
Activo Total	6,911.8	15.3	5,994.5	13.0	5,302.3
Activo Circulante	6,362.0	16.1	5,479.6	12.8	4,859.0
Efectivo e Inv. Temporales	899.3	8.8	826.9	7.3	770.8
Cuentas por Cobrar	1,270.5	11.5	1,139 7	-3.5	1,180.7
Inventarios	4,083.9	20.8	3,381 5	20.0	2,818.5
Otros Activos Circulantes	108.3	-17.6	131.5	47.6	89.0
Activos Fijos	549.8	6.8	514 9	16.2	443.3
Doctos. por cobrar Asoc.	69.7	100.0	-	-	-
Inversiones en A. En P.	8.6	377.8	1 8	-87.1	14.0
Maquinaria y Equipo	471 5	-8.1	513 1	19.5	429.3
Pasivo Total	2,354.0	15.8	2,032 7	6.1	1,915.0
Pasivo Circulante	685.3	7.1	639.8	-15.1	753.2
Pasivo a Largo Plazo	85.0	126.1	37 6	916.2	3.7
Pasivos Diferidos	1,583.7	16.9	1,355 3	17.0	1,158.1
Capital Contable	4,557.8	15.0	3,961.8	17.0	3,387.3

ACTIVO

El activo total creció un 15.3% de diciembre de 2003 a diciembre de 2002 y 13.0% de diciembre de 2002 a diciembre de 2001. Debido a la situación del mercado y el crecimiento alcanzado en 2003 el mayor crecimiento en los activos de la compañia se vio en las inversiones realizadas en los inventarios, por lo que éstos incrementaron de diciembre de 2003 a diciembre de 2002 un 20.8%.

CAPACIDAD INSTALADA

Para continuar apoyando el incremento de operación, en el año 2003 la Compañia invirtió en maquinaria y equipo la cantidad de $185.7 millones.

CUENTAS POR COBRAR

Las cuentas por cobrar crecieron un 11.5% en los últimos doce meses, no obstante, la rotación de las cuentas por cobrar fue de 3.2 y 3.1 meses de venta, en 2003 y 2002, respectivamente. Cabe mencionar que estos niveles de cuentas por cobrar no son sorpresivos, ya que se estimaba que estuvieran por encima de 3.5 meses. Es importante señalar que la Compañia se mantiene en niveles de liderazgo, debido a una efectiva cobranza durante los últimos meses de 2003 gracias a la dinámica de INFONAVIT y de la SHF.

PASIVO

Derivado de la aplicación del boletín D-4, señalado en párrafos anteriores, los pasivos diferidos ascendieron a $1,583.7 millones de pesos. Por tal razón el apalancamiento, calculado como el total del pasivo entre el total del activo se encuentra en un 34.0% y, si no tomáramos en cuenta el pasivo por impuestos diferidos, el apalancamiento sería solo del 11.1%. Los pasivos con costo representan únicamente el 14.1% del saldo en caja.

(En miles de pesos constantes al 31 de diciembre de 2003)	2003	2002	2001
Instituciones de Crédito	-	0.7	1.0
Proveedores	180.0	163.7	295.2
Impuestos y Gastos Acumulados	184.4	127.5	99.1
Anticipo de clientes	287.1	309.0	318.9
Adeudo Afiliadas	-	-	2.4
Impuesto sobre la renta e impuesto al activo	32.6	37.9	35.9
Participación de los trabajadores	1.2	1.0	0.7
Total pasivo circulante	685.3	639.8	753.2

De los pasivos circulantes, el incremento más importante se dio en impuestos y gastos acumulados, los cuales incluyen los anticipos de clientes. El total de pasivo circulante se incrementó en 7.1% durante el año 2003.

CAPITAL CONTABLE

El capital contable de ARA alcanzó los $4,557.8 millones. Un 15.0% mayor al de diciembre de 2002.

Requerimientos de Capital y Politicas de Tesoreria

Los principales requerimientos de recursos por parte de ARA son para capital de trabajo, principalmente para la adquisición de terrenos, el cual es su, inventario más importante, así como para la inversión en maquinaria y equipo a través de arrendamiento financiero. Por lo general dichos requerimientos se han cubierto a través de los flujos de efectivo generados por la operación de la empresa y algunos préstamos de carácter limitado, arrendamiento financiero, como se puede observar en el Balance General.

Los excedentes de tesoreria se invierten en instrumentos de renta fija, principalmente en papeles gubernamentales y en papel comercial de instituciones financieras y/o empresas triple "A" con plazos desde uno hasta 28 dias, principalmente en moneda nacional y una proporción no relevante en dólares.

iii) Control Interno

Consorcio ARA tiene implementado un sistema de control interno alineado con los objetivos estratégicos de la Dirección. Dicho sistema de control incluye políticas y procedimientos diseñados para la adecuada salvaguarda de sus bienes, la eficiencia y eficacia de sus operaciones y la emisión de información financiera, de conformidad con principios de contabilidad generalmente aceptados en México, así como con leyes y regulaciones aplicables; asimismo, el sistema de control ayuda a la Dirección de la Compañía en la prevención y detección de errores e irregularidades.

Como apoyo al sistema de control interno, la Compañía cuenta con una Subdirección de Auditoría Interna, que en alineación a la gestión del Comité de Auditoría, tiene la función de realizar revisiones al cumplimiento de las políticas y procedimientos en las diferentes áreas de la Organización.

Aún cuando la Compañía considera contar con un sistema de control interno eficiente, y en busca de mayor grado de adhesión a las recomendaciones del "Código de Mejores Prácticas Corporativas", se contrató al despacho Galaz, Yamazaki, Ruiz Urquiza, S.C., firma miembro de Deloitte Touche Tohmatsu para realizar una evaluación sobre el sistema de control interno de la Compañía y sus subsidiarias. Como resultado de dicha evaluación, se observaron algunas funciones en las que se considera conveniente reforzar el sistema de control interno existente. De acuerdo con lo anterior, se hicieron las recomendaciones pertinentes a la administración de la Compañía para mejorar el sistema de control interno de las empresas y el área de auditoria interna ha estado realizando el seguimiento de las mismas, conjuntamente con los auditores externos.

Como se mencionó en el reporte del primer trimestre del presente año, el Comité de Auditoria sometió a la aprobación del Consejo de Administración los lineamientos generales del sistema de control interno, misma que se llevó a cabo en la sesión del 19 de febrero de 2004.

e) Estimaciones Contables Críticas

De acuerdo con las evaluaciones financieras y operativas que realiza la Administración de la Compañía en forma periódica, así como basados en el conocimiento que se tiene sobre el negocio, no existen hechos o circunstancias altamente inciertas por las que debiera considerarse la creación de una estimación que pudiera afectar de forma importante las cifras reflejadas en los estados financieros. (Ver apartado VII Notas a los Estados Financieros Dictaminados al 31 de diciembre de 2003 y 2002).

IV ADMINISTRACIÓN

a) AUDITORES EXTERNOS

Los estados financieros de ARA al 31 de diciembre de 2003, 2002 y 2001 incluidos en este informe han sido auditados por el despacho Galaz, Yamazaki, Ruiz Urquiza, S.C., firma miembro de Deloitte Touche Tohmatsu quienes son contadores públicos independientes de ARA. A partir del ejercicio 2003 hubo cambio del socio auditor, que tiene como fundamento la sugerencia contenida en el principio 33 del Código de Mejores Prácticas Corporativas donde se recomienda rotación del socio que dictamine a la sociedad a fin de asegurar la objetividad en los reportes; por lo que se sugiere esta rotación cada 6 años. Los servicios por auditorias de los estados financieros de dicha firma incluyen los de dictaminación para efectos fiscales.

En opinión de los auditores externos, los estados financieros presentan razonablemente, en todos los aspectos importantes, la situación financiera de ARA, los resultados de sus operaciones, las variaciones en el capital contable y los cambios en la situación financiera, por los tres últimos ejercicios terminados al 31 de diciembre de 2003, 2002 y 2001 de conformidad con principios de contabilidad generalmente aceptados en México.

ARA ha sido auditada durante 8 años por el despacho Galaz, Yamazaki, Ruiz Urquiza, S. C. y no han emitido ningún dictamen con salvedad, opinión negativa o abstención sobre los estados financieros .

La Dirección General propuso a quienes actualmente son nuestros auditores externos, mismos que han sido ratificados por el Consejo de Administración a propuesta del Comité de Auditoria.

Los servicios prestados por el despacho de auditores externos diferentes a los de auditoria consistieron en la evaluación del control interno y consultoria fiscal. Estos pagos representan el 20% de los pagos totales por concepto de auditoría.

b) OPERACIONES CON PERSONAS RELACIONADAS Y CONFLICTOS DE INTERESES

Acre y Confraco, S. A. de C. V. celebraron un contrato de fideicomiso empresarial designando al Banco Nacional de México, S. A. Como fiduciario. Durante 2002 la Compañía dio por terminado dicho contrato.

La Compañía efectuó transacciones con la Asociación en Participación y el Fideicomiso durante el curso normal de sus operaciones por concepto de servicios administrativos, comisiones sobre ventas, ventas de viviendas y como constructor durante 2002. Dichas operaciones no fueron relevantes.

La Administración puso a consideración del Comité de Auditoría las operaciones efectuadas con partes relacic..adas en 2003, mismas que fueron concertadas en ejercicios anteriores y que se encontraron debidamente documentadas y justificadas, mencionado en el reporte presentado por dicho Comité al Consejo de Administración.

No se reportaron nuevas operaciones con partes relacionadas durante el ejercicio 2003.

Las personas que por su tenencia accionaria directa sobre ARA, pueden ejercer influencia significativa sobre la misma son los ingenieros Germán Ahumada Russek y Luis Felipe Ahumada Russek son hermanos y principales accionistas de ARA, Germán Ahumada Alduncin es hijo y sobrino respectivamente. (Ver Estructura Accionaria).

c) ADMINISTRADORES Y ACCIONISTAS

El Consejo de Administración de ARA está integrado por el Presidente, Vicepresidente, nueve Consejeros Propietarios y once suplentes. Los miembros del Consejo de Administración son elegidos anualmente por la Asamblea General Ordinaria de Accionistas de ARA.

Los accionistas minoritarios que representan por lo menos el 10% del capital social en circulación de ARA tienen derecho a designar un consejero propietario y su respectivo suplente. El Consejo de Administración es responsable del manejo de los negocios de ARA, así como de preparar un reporte anual de las operaciones realizadas. Además de consejeros y funcionarios, ARA cuenta con un Comisario Propietario y Suplente, a quienes se elige anualmente en la Asamblea General Ordinaria.

De conformidad con las leyes mexicanas, entre las atribuciones del Comisario está la de informar a los accionistas en la Asamblea General Anual Ordinaria de Accionistas de la veracidad de los estados financieros presentados por el Consejo de Administración; incluyendo, entre otras actividades, el examen de las operaciones, los libros, los registros y cualesquiera otros documentos de la Compañia, así como la presentación de un informe sobre dicho examen. Asistir a las Asambleas de Accionistas o a las sesiones de Consejo de Administración con voz pero sin voto, a las cuales deberán ser citados y, en general, vigilar ilimitadamente las operaciones de ARA. (Ver Estatutos Sociales y otros Convenios y Estructura Accionaria).

Nuestros estatutos estipulan que los miembros del Consejo son nombrados anualmente. De acuerdo con las leyes aplicables, los miembros del Consejo continúan en su cargo después de la expiración de su termino hasta que quienes sean designados para sustituirlos tomen posesión de sus nombramientos.

Actualmente el Consejo de Administración esta conformado por ocho Consejeros Independientes, tres Consejeros Relacionados y sus respectivos suplentes.

En los tres últimos ejercicios no ha habido cambios significativos en las principales tenencias accionarias.

En la Asamblea General Ordinaria de Accionistas celebrada el 22 de abril de 2004, fueron nombrados los siguientes miembros del Consejo de Administración con vigencia hasta el 22 de abril de 2005:

Nombre	Edad	Años	Puesto
Germán Ahumada Russek	60	16	Presidente del Consejo
Luis Felipe Ahumada Russek	57	16	Vicepresidente del Consejo
Felix Gavito Marco	59	8	Consejero Propietario
Andrés Massieu Berlanga	55	6	Consejero Propietario
Marcos Ramirez Miguel	41	8	Consejero Propietario
Emilio Camou Loera	34	3	Consejero Propietario
Godofredo Rojas Reyes	43	1	Consejero Propietario
Pedro Alonso Angulo	55	1	Consejero Propietario
Roberto Danel Diaz	56	1	Consejero Propietario
Germán Ahumada Alduncin	28	1	Consejero Propietario
Luis Ramón Carazo Preciado	52	1	Consejero Propietario
José Antonio Aguilar Obregón	48	8	Consejero Suplente
Antonio Franck Cabrera	51	-	Consejero Suplente
Lorenzo Lucas Sánchez	50	-	Consejero Suplente
Manuel Campos Spoors	44	1	Consejero Suplente
Ignacio Farias Campero	46	1	Consejero Suplente
Agustín Hernández Bazaldúa	46	3	Consejero Suplente
Miguel Angel Rojas Reyes	45	-	Consejero Suplente
María Cristina Hernández Trejo	47	1	Consejero Suplente
Manuel Gutiérrez Garcia	57	-	Consejero Suplente
J.Sacramento Soto Solis	45	1	Consejero Suplente
Eugenio Riveroll Picazo	44	-	Consejero Suplente

Germán Ahumada Russek y Luis Felipe Ahumada Russek son hermanos y accionistas principales de ARA, así como Germán Ahumada Alduncín es hijo y sobrino respectivamente.

Felix Gavito Marco, Andrés Massieu Berlanga, Marcos Ramirez Miguel, Emilio Camou Loera, Godofredo Rojas Reyes, Pedro Alonso Angulo, Roberto Danel Díaz, Luis Ramón Carazo Preciado, Antonio Franck Cabrera, Lorenzo Lucas Sánchez, Manuel Campos Spoors, Ignacio Farias Campero, Agustín Hernández Bazaldúa, Miguel Angel Rojas Reyes, Maria Cristina Hernández Trejo, Manuel Gutierrez Garcia y Eugenio Riveroll Picazo son consejeros independientes y no están afiliados o asociados con ningún ejecutivo de ARA, ni son accionistas de ARA. José Antonio Aguilar Obregón y J. Sacramento Soto Solis son funcionarios de ARA, por lo que son Consejeros Relacionados.

A continuación se muestra un resumen curricular de los Consejeros de ARA:

Germán Ahumada Russek, Presidente, socio fundador del Consejo de Administración y Director General de ARA. Es expresidente y Consejero de la Cámara Nacional de Desarrolladores de Vivienda (CANADEVI), así como miembro de los Consejos de la Banca Metropolitana Regional Bancomer, de la Ciudad de México. Tiene estudios en Ingeniería en Saint John's University, Minesota USA. El Sr. Germán Ahumada obtuvo el título de Ingeniero Civil de la Universidad Iberoamericana.

Luis Felipe Ahumada Russek, Vicepresidente del Consejo de Administración y socio fundador de ARA, Presidente del Consejo de Administración de CIISA, principal subsidiaria de ARA. Ha fungido como miembro del Consejo Metropolitano del Grupo Financiero Serfín, S.A. de C.V., Grupo Financiero Invermèxico, S.A. de C.V., Grupo Financiero Bancrecer Banoro, S.A. de C.V., y Servicios Financieros Quádrum, S.A. El Sr. Luis Felipe Ahumada tiene título de Ingeniero Civil de la Universidad Nacional Autónoma de México y estudios de postgrado en la Universidad de Ann Arbor, Michigan y la Universidad de Arizona en Estados Unidos.

Félix Gavito Marco es socio de la firma de Asesoría Empresarial Marco, S.A. de C.V. Antes de fundar su propia compañía, fungió como Consultor y Director de impuestos del despacho Gossler, Navarro, Cisneros y Cía. de 1968 a 1981. Obtuvo su título de Contador Público de la Universidad La Salle; es asesor de diversos grupos empresariales tales como Alpura, Alfil, Covadonga, etc., además se desempeña como Consejero Propietario de Seguros Prodins, S.A. de C.V.

Andrés Massieu Berlanga, es director General de Promoción y Desarrollo de México, S.A. de C.V., fungió como secretario adjunto del C. Presidente de la República (1985-1987), Secretario particular del C. Presidente de la República (1988-1993), Coordinador de asuntos Religiosos de la Secretaría de Gobernación (1994-1995). El Sr. Massieu es Licenciado en Relaciones Industriales de la Universidad Iberoamericana.

Marcos Ramírez Miguel, es Director General de Banca Mayorista del Grupo Financiero Santander-Serfin desde 1998 a la fecha, fungió como Director Adjunto Financiero y de Banca de Inversión en NAFINSA (1994-1997), fue Vicepresidente Head-Trader, de Banque Indosuez, S.A. de C.V. (1992-1993) y Second Vicepresident de (1991-1992) del Banque Nationale de París-New York Branch siendo Responsable del Area de Trading del Mercado Mexicano. Tiene Master en Administración y Dirección de Empresas (IPADE) y Diplomado en Finanzas en el Instituto Tecnológico Autónomo de México (ITAM). El Sr. Ramírez es licenciado en actuaría de la Universidad Anáhuac.

Emilio Camou Loera es Subdirector de Mercados y Derivados de NAFINSA (2001-2003. Responsable de la operación y manejo de la posición propia del Banco en Forwards (2000-2001), responsable de los derivados de tipo de cambio (1997-1996) de Bancomer, S.A. Desarrollador de Sistemas de Cognos Inc, Monterrey N.L. (1995-1996). El señor Camou es Ingeniero Industrial y de Sistemas del Instituto Tecnológico y de Estudios Superiores de Monterrey.

Godofredo Rojas Reyes es socio de la firma de Contadores Públicos y Consultores Rojas, Zamudio y Asociados, S.C. Fue Director de la aerolínea Aviacsa, así como Director de Finanzas y Administración de las líneas aéreas AeroCancún y Aviacsa. Fungió como contralor corporativo del Grupo Posadas de México, S.A. de C.V. y del Grupo Constructor Consorcio de Ingeniería Integral, S.A. de C.V. Tiene Maestría en Administración, del Instituto Tecnológico Autónomo de México (ITAM), Diplomado en Impuestos en el Colegio de Contadores Públicos de México. El señor Rojas es Contador Público egresado de la Escuela Superior de Comercio y Administración del Instituto Politécnico Nacional

Pedro Alonso Angulo es Consejero Independiente de negocios y socio director de la Firma "Consejería", *dedicada al análisis y asesoría en economía,* mercados financieros y comunicación. En 1996 fue Director de Estudios Económicos del Grupo Financiero BBV-PROBURSA. Formó parte del Consejo "Global Forum Leadership 2000", organizado por el Centro de Estudios Estratégicos Internacionales de Washington D.C. y por "The Japan Forum for International Relations", de Tokio Japón. A partir del 2000 participa activamente en foros internacionales relacionados con economía y política como reuniones del FMI, del Banco Mundial y de la OECD. El Sr. Alonso es Economista de la Universidad Nacional Autónoma de México.

Roberto Danel Díaz es socio director de *la firma Control de Gestión de Negocios,* S.C. desde 1992. De 1988 a 1992 fungió como Director del Grupo Finanzas en Industrias Peñoles, S.A. de C.V. De 1976 a 1987 fue Director de Control Financiero y Administrativo de Desc, S. A. de C.V. El Sr. Danel es Contador Público de la Universidad Iberoamericana y tiene estudios de posgrado en administración en el Instituto Tecnológico Autónomo de México (ITAM), de Alta Dirección en el Instituto Panamericano de Alta Dirección de Empresas (IPADE) y de Gobierno Corporativo en la Escuela de Administración de la Universidad de Yale y en la Escuela de Negocios de la Universidad de Stanford.

Germán Ahumada Alduncín es coordinador general de ARA, dirige las áreas de Sistemas y Tecnología de Información y Planeación Estratégica, con participación en diversos comités de dirección para aspectos operativos y estratégicos. Es Vicepresidente de la Asociación de Desarrolladores Inmobiliarios de la República Mexicana (ADI), asimismo, es Vicepresidente de la Cámara Nacional de la Vivienda (CANADEVI). Tiene estudios y diplomados sobre ingeniería y construcción en el Instituto Tecnológico de Construcción de México, Wharton, Stanford.

Luis Ramón Carazo es perito líder en México sobre la Administración basada en el Valor y otros temas de dirección, asimismo, es conferencista de diferentes tópicos de Administración Estratégica en México, España, Estados Unidos, Centro América y Sudamérica, consultor en una gran variedad de empresas e instituciones como Asesor Externo. Tiene Maestría de Administración de la Universidad Carlos III de Madrid y estudios en especialización de Finanzas. El Sr. Carazo es Licenciado en Administración y en Contaduría de la Universidad Nacional Autónoma de México.

Carlos Hernández Magallanes es comisario propietario de ARA, socio de la firma Asesoría Empresarial Marco, S.A. de C.V. Antes de fundar su propia compañía, fungió como Consultor y Director de Impuestos del despacho Gossler, Navarro, Cisneros y Cía., de 1968 a 1981. Asesor y consultor de diversos grupos empresariales tales como Alpura, Alfil, Covadonga, etc., Además se desempeña como Consejero Propietario de Seguros Prodins, S.A. de C.V. Obtuvo su título de Contador Público en la Universidad Veracruzana.

La tabla siguiente muestra a los funcionarios actuales de ARA por el ejercicio 2003:

FUNCIONARIOS

Nombre	Edad	Puesto	Antigüedad
Germán Ahumada Russek	60	Director General División Inmobiliaria	26
Luis Felipe Ahumada Russek	57	Director General División Construcción y Desarrollo	26
Fausto Villanueva López	50	Vicepresidente Técnico	25
José Antonio Aguilar Obregón	47	Vicepresidente de Ventas	22
Enrique Sánchez Velázquez	46	Director de Promoción y Ventas	21
J. Sacramento Soto Solis	45	Director de Administración	15
Patricio Gutiérrez Tommasi	34	Director de Construcción y Desarrollo	12
Germán Ahumada Alduncin	28	Coordinador General	09
Donald Forseck Orive	34	Director de Finanzas	07
Ernesto Prieto Vallejo	47	Director Jurídico	06
Arturo Hernández Stevens	57	Director de Capital Humano	04

PRINCIPALES ACCIONISTAS

El capital social de ARA se compone actualmente de 328,211,874 acciones ordinarias, nominativas, sin expresión de valor nominal, serie única. ARA es una sociedad controladora cuyos socios fundadores son, Germán Ahumada Russek y Luis Felipe Ahumada Russek (conjuntamente, los "Accionistas Principales"), los cuales actualmente son dueños del 51.28% del capital social de ARA según lista de asistencia de la asamblea general ordinaria anual de accionistas celebrada el día 22 de abril del 2004. (Ver estructura Accionaria)

En los últimos tres años los Accionistas Principales han mantenido un porcentaje de tenencia accionaria mayoritario.

COMPENSACIÓN A LOS COMISARIOS Y FUNCIONARIOS

Por el ejercicio que terminó el 31 de diciembre de 2003, el monto total de compensaciones pagadas a los consejeros y funcionarios ejecutivos de ARA por los servicios prestados por los mismos en cualquier carácter fue aproximadamente de $37.0 millones.

Tanto los Consejeros Propietarios como los suplentes recibieron un honorario promedio de $4,500 pesos por cada sesión de Consejo a la que asistieron en el año 2003.

En el 2003 las obligaciones laborales ascendieron a 2.8 millones de pesos, que corresponde a los planes de pensiones y primas de antigüedad, que cubren a los empleados de ARA.

ARA tiene un plan de pensiones con beneficios definidos que cubre a todos los empleados que cumplan 65 años de edad, el cual consiste en otorgar una pensión mensual vitalicia con base en el promedio del salario neto de los últimos doce meses anteriores a la jubilación, más el 2.5% y 0.55% por cada año de servicio. Asimismo, se tiene un plan que cubre la prima de antigüedad, el cual consiste en un pago único de 12 días por cada año de servicio de acuerdo con la Ley Federal del Trabajo. Adicionalmente, el plan cubre otros beneficios en caso de fallecimiento, invalidez o retiro voluntario con un mínimo de 10 años de servicio. El pasivo relativo y el costo anual de dichos beneficios son calculados por actuario independiente conforme a las bases definidas en los planes, utilizando el método de crédito unitario proyectado, así mismo se tiene establecido un fondo en fideicomiso para cubrir esta obligación.

A la fecha ARA no cuenta con ningún programa o plan de opción de venta de acciones para sus empleados.

Las compensaciones que se otorgan al personal directivo son variables, y dependen directamente de los resultados obtenidos en forma mensual, trimestral y anual, integrando aspectos de corto, mediano y largo plazo y que se encuentran claramente alineados a los objetivos estratégicos de la empresa.

COMITÉ DE AUDITORÍA

La Compañia tendrá un Comité de Auditoria el cual se integrará por el numero de miembros que determine el Consejo de Administración, de los cuales el Presidente y la mayoría de ellos serán consejeros independientes. El Comité de Auditoria tendrá las funciones que determine el Consejo de Administración, entre las cuales se citan las siguientes:

1. Elaborar un reporte anual sobre sus actividades y presentarlo al Consejo de Administración y a la Asamblea de Accionistas.

2. Opinar sobre transacciones con personas relacionadas a que aluden los numerales catorce y quince de la cláusula Trigésima séptima de estos estatutos.

3. Proponer la contratación de especialistas independientes en los casos en que lo juzgue conveniente, a fin de que expresen su opinión con respecto a las transacciones mencionadas en el inciso dos anterior.

Los miembros que fueron designados para integrar el Comité de Auditoria en la Asamblea Ordinaria Anual de Accionistas del 23 de abril de 2003 son los siguientes:

Felix Gavito Marco	Presidente	Consejero Independiente
Germán Ahumada Russek	Vocal	
Luis Felipe Ahumada Russek	Vocal	
Germán Ahumada Alduncin	Vocal	
Andrés Massieu Berlanga	Vocal	Consejero Independiente
Godofredo Rojas Reyes	Vocal	Consejero Independiente
Roberto Danel Díaz	Vocal	Consejero Independiente

Felix Gavito Marco, Godofredo Rojas Reyes y Roberto Danel Diaz, son expertos financieros.

d) ESTATUTOS SOCIALES Y OTROS CONVENIOS

Los estatutos sociales vigentes fueron adoptados en la Asamblea General Extraordinaria de Accionistas de fecha 20 de octubre de 2003.

Derechos Corporativos de las Acciones del Capital Social.

El Capital Social está representado por una sola serie de acciones, las cuales confieren iguales derechos y obligaciones a sus tenedores a razón de un voto por acción.

La CNBV deberá autorizar a la Compañia la emisión de acciones sin derecho a voto, al igual que la limitante de otros derechos corporativos, así como acciones de voto restringido distintas a las que prevé el artículo 113 de la LGSM, en adición a aquellas actualmente previstas por los estatutos sociales, en todo caso con las limitaciones y requisitos establecidas en el artículo 14 Bis, Fracción II de la LMV y con las características que determine la Asamblea de Accionistas que apruebe su emisión.

Las acciones representativas del capital social podrán ser adquiridas por la Compañia a través de las bolsas de valores en que operen, al precio corriente en el mercado, sin que por ello se aplique la prohibición establecida en el artículo 134 de la LGSM, dicha adquisición será con cargo al capital contable, siempre que las acciones pertenezcan a la Compañia, o con cargo al capital social en caso de que se resuelva convertirlas en acciones de tesorería, en cuyo caso no se requerirá resolución de la Asamblea de Accionistas, Se acordarán en Asamblea Ordinaria de Accionistas para cada ejercicio social, el monto máximo de recursos destinados a la compra de acciones propias, sin que los recursos totales destinados excedan del saldo total de las utilidades netas de la Compañia, incluyendo las retenidas. Será facultad del Consejo de Administración el designar al o los funcionarios responsables de la adquisición y colocación de acciones propias.

Las acciones que la Compañia adquiere conforme al supuesto previsto en el párrafo anterior, podrán ser colocadas entre el público inversionista.

La disminución y aumento del capital social derivado de la compra y colocación de acciones propias, convertidas en acciones de tesorería no requerirá resolución de Asamblea de Accionistas ni del Consejo de Administración, con respecto a su colocación, sin que por ello las operaciones de adquisición y colocación den lugar a que excedan los porcentajes autorizados conforme a la fracción II del artículo14 bis 2 de la LMV, tratándose de acciones distintas a las ordinarias, ni a que se incumplan los requisitos de mantenimiento de la inscripción en el listado de valores de la bolsa en que coticen.

Los aumentos del capital social, en su parte variable, bastarán con que sean efectuados por resolución de la Asamblea General Ordinaria de Accionistas, con la única formalidad de que el acta correspondiente quede protocolizada ante notario público, sin necesidad de reformar los estatutos sociales ni de inscribir la escritura respectiva en el Registro Público de Comercio. No podrá decretarse aumento alguno antes de que estén íntegramente pagadas las acciones emitidas con anterioridad. Al tomarse los acuerdos respectivos, la Asamblea General de Accionistas que decrete el aumento o cualquier Asamblea General de Accionistas posterior, fijará los términos o base en los que deba llevarse a cabo dicho aumento

Las acciones que se emitan para representar el capital variable del capital social y que por Asamblea General de Accionistas que decrete su emisión deban quedar depositadas en la tesorería de la Compañía para entregarse a medida que vaya realizándose su suscripción podrán ser ofrecidas para su suscripción y pago por el Consejo de Administración, dando a los accionistas de la Compañía preferencia en proporción a las que posean dentro de la respectiva serie, otorgándoles un plazo de 15 días para ejercer el derecho de preferencia que los estatutos le otorgan.

Para el caso de cancelar la inscripción de las acciones en la Sección de Valores del RNV, ya sea a solicitud de la Compañía o por resolución adoptada por la CNBV, en términos de ley, los accionistas mayoritarios de las acciones ordinarias, o los que tengan la posibilidad, bajo cualquier título de imponer decisiones en las Asambleas Generales de Accionistas o nombrar a la mayoría de los miembros del Consejo de Administración, estarán obligados a:

1) realizar una oferta pública de compra, previamente a la cancelación, y;

2) afectar en un fideicomiso por un periodo mínimo de 6 meses, los recursos necesarios para comprar al mismo precio de la oferta, las acciones de los inversionistas que no acudieron a ésta, en el evento de que una vez realizada la oferta pública de compra y previo a la cancelación de la inscripción en el RNV, los mencionados accionistas, no logren adquirir el 100% del capital social pagado. La oferta pública deberá realizarse cuando menos al precio que resulte mayor entre el valor de cotización en la bolsa de valores o el valor contable de la acción de acuerdo con el último reporte trimestral presentado a la CNBV y a la bolsa de valores antes del inicio de la oferta, excepto cuando el valor se haya modificado de conformidad con criterios aplicables a la determinación de información relevante, en cuyo caso, deberá considerarse la información financiera más reciente de la Compañía.

En caso de que la oferta comprenda más de una serie accionaria, el promedio deberá realizarse por cada una de las series que se pretenda cancelar, debiendo tomarse como valor de cotización para la oferta pública de todas las series, el promedio que resulte mayor.

Los accionistas que deban realizar la oferta pública, podrán solicitar a la CNBV que autorice, considerando la situación financiera y perspectivas de la Compañía, siempre que presente el acuerdo del Consejo de Administración, previa opinión favorable del Comité de Auditoría de la Compañía, en el que se contengan los motivos por los que se estima justificado establecer un precio distinto, acompañado de un informe de un experto independiente que haga énfasis en que el precio es consistente con el artículo 16 de la LMV.

En tanto las acciones representativas del capital social se encuentren inscritas en el RNV, las sociedades en que ARA sea titular de la mayoría de las acciones o partes sociales no deberán, directa o indirectamente, adquirir acciones representativas del capital social de ARA.

Facultades del Consejo de Administración.

El Consejo de Administración tiene la representación legal de la Compañía y por consiguiente, está envestido de las más amplias facultades.

El Consejo de Administración de la Compañía, dentro de los 5 días hábiles previos al día de inicio de la oferta de compra de acciones de la Compañía, deberá dar a conocer su opinión, con respecto a la justificación del precio de la oferta pública de compra, en la que tomará en cuenta los intereses de los accionistas minoritarios a fin de cumplir con lo dispuesto en el artículo 16, segundo párrafo de la LMV y la opinión del Comité de Auditoría de la Compañía, la que en el evento de que sea contraria, deberá divulgarse.

Es facultad indelegable del Consejo de Administración aprobar las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la Compañía y sus socios, con personas que formen parte de la administración de la Compañía o con quien dichas personas mantengan vínculos patrimoniales o en su caso de parentesco, por consanguinidad o afinidad hasta el 2°. Grado, en cónyuge o concubinario, la compra y venta del 10% o más del activo; el otorgamiento de garantías por un monto superior al 30% de los activos, así como operaciones distintas de las anteriores que representen más del 1% del activo de la Compañía.

Los miembros del Consejo de Administración serán responsables de las resoluciones a que lleguen con motivo de los asuntos a que se refiere el párrafo anterior, con las excepciones que marca la ley.

El Consejo de Administración en su caso tendrá la facultad de nombrar y remover al Director General de la Compañía y otorgarle y revocarle las facultades y poderes que estime convenientes, así como determinar su remuneración.

El Presidente del Consejo de Administración, preside las Asambleas Generales de Accionistas y las sesiones del Consejo de Administración y tiene a su cargo la ejecución de todos los acuerdos de las Asambleas y del Consejo de Administración sin necesidad de resolución alguna. En caso de empate, el Presidente del Consejo de Administración tiene voto de calidad.

Derechos de Minorías.

De conformidad con la LMV los estatutos sociales de la Compañía establecen los siguientes derechos de minoría:

- El derecho de los tenedores de por lo menos el 10% de las acciones con derecho a voto, e incluso limitado o restringido representativas del capital social de la Compañía, a solicitar por escrito al Consejo de Administración o al comisario que se convoque una Asamblea de Accionistas para discutir los asuntos que especifiquen en su solicitud;

- El derecho de los tenedores de por lo menos el 15% de las acciones representativas del capital social de la Compañía, sujeto al cumplimiento de ciertos requisitos legales, a ejercitar la acción de responsabilidad civil contra cualquiera de los administradores, comisarios o integrantes del Comité de Auditoría de la Compañía;

- El derecho de los tenedores de por lo menos el 10% de las acciones con derecho a voto y que estén representadas en la Asamblea de Accionistas de que se trate, a solicitar que se aplace la votación de cualquier asunto con respecto del cual no se consideren suficientemente informados; y

- El derecho de los tenedores de por lo menos el 20% de las acciones representativas del capital social de la Compañía, sujeto al cumplimiento de ciertos requisitos legales, a oponerse judicialmente a las resoluciones de las Asambleas generales en las que tengan derecho a votar.

Además, de conformidad con la LMV, la Compañía quedó sujeta a ciertos requisitos de gobierno corporativo, incluyendo el de contar con un comité de auditoría y el de incluir miembros independientes en su Consejo de Administración.

Notificaciones al Consejo de Administración, Sesiones, Requisitos de Quórum y Resoluciones.

Las convocatorias para las sesiones del Consejo de Administración deberán enviarse por correo o por telegrama, télex o telefax confirmado, correo electrónico o cualquier otro medio de comunicación fehaciente, a los miembros del Consejo de Administración por lo menos con 5 cinco días de anticipación a la fecha de la sesión. A los consejeros que radiquen fuera del domicilio social podría enviárseles la convocatoria por telegrama, telefax confirmado, correo electrónico o por correo aéreo depositado por lo menos con 5 días de anticipación a la fecha de la sesión.

Para que las sesiones del Consejo de Administración sean validas, se requerirá la asistencia de la mayoría de sus miembros, y sus resoluciones serán validas cuando se tomen por la mayoría de sus miembros presentes.

Notificaciones a los Accionistas, Asambleas, Requisitos de Quórum y Resoluciones.

Las convocatorias para las Asambleas de Accionistas deberán publicarse en el periódico oficial del domicilio de la Compañía o en uno de los diarios de mayor circulación en dicho domicilio, por lo menos con 15 días naturales de anticipación a la fecha fijada para la Asamblea.

Para que una Asamblea General Ordinaria de Accionistas se considere legalmente reunida por virtud de primera convocatoria, deberá estar representada en ella por lo menos la mitad más una de las acciones representativas del capital social de la Compañía, y sus resoluciones serán válidas cuando se tomen por mayoría de votos de las acciones representadas en ella. En el caso de segunda convocatoria, la Asamblea General Ordinaria de Accionistas podrá celebrarse válidamente cualesquiera que sea el número de acciones representadas, y sus resoluciones serán válidas cuando se tomen por mayoría de votos de las acciones representadas en la Asamblea.

Para que una Asamblea General Extraordinaria de Accionistas se considere legalmente reunida en virtud de primera convocatoria, deberá estar representado en ella por lo menos el 75% del capital social de la Compañía, y sus resoluciones serán válidas cuando se tomen por el voto favorable de acciones que representen cuando menos el 50% del capital social de la Compañía.

En caso de segundo o ulterior convocatoria, las Asambleas Generales Extraordinarias de Accionistas podrán celebrarse válidamente si se encuentra representado el 50% del capital social de la Compañía, y sus resoluciones serán válidas si se toman por el voto favorable de acciones que representen por lo menos el 50% del capital social de la Compañía; sin embargo para resolver sobre la reforma de la cláusula décima de los estatutos sociales de la Compañía,

se requerirá el voto de acciones que representen por lo menos el 95% del capital social de la Compañía.

Los accionistas podrán ser representados en las Asambleas, y las personas que acudan en su representación, podrán acreditar su personalidad mediante simple carta poder otorgado en formularios elaborados por la propia Compañía, que reúnan los requisitos siguientes:

a) señalar de manera notoria la denominación de la Compañía, así como el respectivo orden del día, no pudiendo incluirse bajo el rubro de asuntos generales los puntos a que se *refieren los artículos* 181 y 183 *de la* LGSM, y;

b) contener espacio para las instrucciones que señale el otorgante para el ejercicio del poder.

V. MERCADO ACCIONARIO

a) Estructura Accionaria

El capital social de ARA se compone actualmente de 328,211,874 acciones ordinarias, nominativas, sin expresión de valor nominal, serie única. ARA es una sociedad controladora cuyos socios fundadores son, Germán Ahumada Russek y Luis Felipe Ahumada Russek, los cuales actualmente son dueños del 51.28% del capital social de ARA según lista de asistencia a la Asamblea General Ordinaria Anual de Accionistas celebrada el día 22 de abril del 2004.

Accionistas	No. de Acciones	% de Tenencia Accionaria
Germán Ahumada Russek	84,154,500	25.64%
Luis Felipe Ahumada Russek	84,154,500	25.64%
Público Inversionista	152,747,970	46.53%
Acciones no representadas en la asamblea	7,154,904	2.19%
Total	328,211,874	100.00%

b) Comportamiento de la acción en el Mercado de Valores

La acción de ARA*, cotiza en la BMV, y su comportamiento ha sido el siguiente:

ARA*				
Anual (98-03)	min	max	cierre	volumen (miles)
31/12/99	15.4	15.7	15.7	83,749.5
31/12/00	11.1	11.4	11 4	104,745.0
31/12/01	16.0	16.3	16.2	81,165.3
31/12/02	15.5	16.0	15.5	134,000.9
31/12/03	15.0	31.0	27.9	111,013.9
Trimestral (01-03)	min	max	cierre	volumen (miles)
I Trimestre 2001	9.9	12.1	11 8	26,574.9
II Trimestre 2001	11.7	15.5	14.9	23,381.8
III Trimestre 2001	10.7	15.7	11.9	11,683.9
IV Trimestre 2001	11.5	16.3	16.2	19,524.8
I Trimestre 2002	15.5	19.0	18.3	29,712.6
II Trimestre 2002	14.5	21.4	14 5	52,012.5
III Trimestre 2002	12.7	15.9	14.5	35,236.9
IV Trimestre 2002	14.1	16.7	15.5	17,038.9
I Trimestre 2003	15.0	17.5	16.7	11,546.0
II Trimestre 2003	16.0	21.6	20.8	31,323.7
III Trimestre 2003	20.6	27.9	25.9	29,310.8
IV Trimestre 2003	25.7	31.0	30.1	38,833.4
Mensual (2004)	min	max	cierre	Volumen (miles)
Enero	27.9	34.3	34.0	18,034.0
Febrero	32.0	36.4	34.7	11,981.0
Marzo	32.8	36.0	35.0	9,232.0
Abril	30.8	35.8	34.5	10,023.7
Mayo	28.0	33.6	31.0	9,111.4
al 15 de Junio	31.0	34.8	33.7	5,393.0

CONSORCIO ARA

México, D.F., 28 de junio de 2004.

BOLSA MEXICANA DE VALORES
Dirección de Emisoras
Av. Paseo de la Reforma no 255 4°. Piso
Col. Cuauhtémoc
06500 México, D.F.

At'n.: C.P. ROBERTO CORDOBA T
Subdirector de Administración de
Valores y Emisoras.

Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a Consorcio Ara, S.A. de C.V. y subsidiarias contenida en el presente reporte anual, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas.

Atentamente

ING. GERMAN AHUMADA RUSSEK
DIRECTOR GENERAL

C.P. SACRAMENTO SOTO SOLIS
DIRECTOR DE ADMINISTRACION
Y FINANZAS

LIC. DAVID ORNELAS CUEVAS
DIRECTOR JURIDICO

Consorcio Ara, S.A. de C.V.
Bosque de Ciruelos No. 140 1er piso Col Bosques de las Lomas C P 11700 México, D.F.
Tels (52)5596-8864 Fax: (52)5596-8648 http://www.consorcioara.com.mx

Deloitte.

Galaz, Yamazaki,
Ruiz Urquiza, S.C
Paseo de la Reforma 505
Piso 28
Colonia Cuauhtemoc
06500 México, D.F
México

Tel: +52 (55) 5080 6000
Fax: +52 (55) 5080 6001
www.deloitte.com/mx

México, D.F., 28 de junio de 2004

BOLSA MEXICANA DE VALORES
DIRECCIÓN DE EMISORAS
Av. Paseo de la Reforma No. 255 4° Piso
Col. Cuauhtémoc
06500 – México, D.F.

At'n: C.P. Roberto Córdoba Tamariz
Subdirector de Administración de Valores y emisoras

El suscrito manifiesta bajo protesta de decir verdad que los estados financieros al 31 de diciembre de 2003 y 2002 y por los años que terminaron en esas fechas que contiene el presente reporte anual de Consorcio Ara, S.A. de C.V. y subsidiarias fueron dictaminados de acuerdo con las normas de auditoría generalmente aceptadas. Asimismo, manifiesta que, dentro del alcance del trabajo realizado para dictaminar los estados financieros antes mencionados, no tiene conocimiento de información financiera relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas.

Atentamente.

C.P.C. Mario Chavero González

CONSORCIO ARA

México, D.F., 28 de junio de 2004.

COMISION NACIONAL BANCARIA Y DE VALORES
VICEPRESIDENCIA DE SUPERVISION BURSATIL
Insurgentes Sur 1971, Torre Sur, Piso 10
Col. Guadalupe Inn
01020 México, D.F.

ATN.: ACT. CARLOS QUEVEDO LOPEZ

Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a Consorcio Ara, S.A. de C.V. y subsidiarias contenida en el presente reporte anual, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas.

Atentamente

ING. GERMAN AHUMADA RUSSEK
DIRECTOR GENERAL

C.P. SACRAMENTO SOTO SOLIS
DIRECTOR DE ADMINISTRACION
Y FINANZAS

LIC. DAVID ORNELAS CUEVAS
DIRECTOR JURIDICO

Consorcio Ara, S.A. de C.V.
Bosque de Ciruelos No 140 1er piso Col. Bosques de las Lomas C.P. 11700 México, D.F.
Tels: (52)5596-8864 Fax: (52)5596-8648 http://www.consorcioara.com.mx

Deloitte.

Galaz, Yamazaki,
Ruiz Urquiza, S.C
Paseo de la Reforma 505
Piso 28
Colonia Cuauhtémoc
06500 México, D.F
México

Tel +52 (55) 5080 6000
Fax. +52 (55) 5080 6009
www.deloitte.com/mx

México, D.F., 28 de junio de 2004

COMISIÓN NACIONAL BANCARIA Y DE VALORES
VICEPRESIDENCIA DE SUPERVISIÓN BURSÁTIL
Insurgentes Sur 1971, Torre Sur, Piso 10
Col. Guadalupe Inn
01020 – México, D.F.

At'n: Act. Carlos Quevedo López

El suscrito manifiesta bajo protesta de decir verdad que los estados financieros al 31 de diciembre de 2003 y 2002 y por los años que terminaron en esas fechas que contiene el presente reporte anual de Consorcio Ara, S.A. de C.V. y Subsidiarias fueron dictaminados de acuerdo con las normas de auditoria generalmente aceptadas. Asimismo, manifiesta que, dentro del alcance del trabajo realizado para dictaminar los estados financieros antes mencionados, no tiene conocimiento de información financiera relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas

Atentamente

C.P.C. Mario Chavero González

Consorcio ARA, S. A. de C. V. y Subsidiarias

Estados financieros consolidados por los años que terminaron el 31 de diciembre de 2003 y 2002, y dictamen de los auditores independientes del 10 de marzo de 2004.

Consorcio ARA, S. A. de C. V. y Subsidiarias

Dictamen de los auditores independientes y estados financieros consolidados 2003 y 2002

Contenido **Página**

Deloitte.

Galaz, Yamazaki,
Ruiz Urquiza, S.C.
Paseo de la Reforma 505
Piso 28
Colonia Cuauhtémoc
06500 México, D.F.
México

Tel: +52 (55) 5080 6000
Fax: +52 (55) 5080 6001
www.deloitte.com/mx

Dictamen de los auditores independientes al Consejo de Administración y Accionistas de Consorcio ARA, S.A. de C.V. y subsidiarias.

Hemos examinado los balances generales consolidados de Consorcio ARA, S.A. de C.V. y subsidiarias (la "Compañía") al 31 de diciembre de 2003 y 2002, y los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera, que les son relativos, por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorias.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoria generalmente aceptadas en México, las cuales requieren que la auditoria sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados en México. La auditoria consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Consorcio ARA, S.A. de C.V. y subsidiarias al 31 de diciembre de 2003 y 2002, y los resultados de sus operaciones, las variaciones en el capital contable y los cambios en la situación financiera, por los años que terminaron en esas fechas, de conformidad con los principios de contabilidad generalmente aceptados en México.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
Firma miembro de Deloitte Touche Tohmatsu

C. P. C. Mario Chavero González

10 de marzo de 2004

A member firm of
Deloitte Touche Tohmatsu

Consorcio ARA, S. A. de C. V. y Subsidiarias

Balances generales consolidados

Al 31 de diciembre de 2003 y 2002
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2003)

Activo

	2003	2002
Activo circulante:		
Inversiones temporales y efectivo	$ 899,286	$ 826,873
Clientes - Neto	1,270,545	1,139,713
Cuentas por cobrar a asociadas	20,331	-
Inventarios	3,761,109	2,782,024
Otros activos	87,938	131,519
Total del activo circulante	6,039,209	4,880,129
Documentos por cobrar a asociadas	69,750	-
Terrenos para futuras construcciones	322,785	599,418
Inversión en compañía asociada y fideicomiso	8,604	1,805
Inmuebles, maquinaria y equipo - Neto	471,454	513,130
Total	$ 6,911,802	$ 5,994,482

Pasivo y capital contable

	2003	2002
Pasivo circulante:		
Préstamos de instituciones financieras	$ -	$ 725
Proveedores	179,979	163,747
Impuestos y gastos acumulados	184,353	127,470
Anticipos de clientes	287,095	308,951
Impuesto sobre la renta	32,620	37,898
Participación de los trabajadores en las utilidades	1,199	1,018
Total del pasivo circulante	685,246	639,809
Arrendamiento financiero	71,622	37,643
Otros pasivos a largo plazo	13,420	-
Impuesto sobre la renta diferido	1,583,712	1,355,249
Total del pasivo	2,354,000	2,032,701
Compromisos		
Capital contable:		
Capital social	907,143	906,914
Prima en suscripción de acciones	483,861	483,861
Reserva para la adquisición de acciones propias	74,778	78,450
Prima en recolocación de acciones recompradas	18,814	17,574
Utilidades retenidas	3,998,293	3,285,645
Insuficiencia en la actualización del capital contable	(149,540)	(32,574)
Efecto acumulado de impuesto sobre la renta diferido	(792,697)	(792,697)
Capital contable mayoritario	4,540,652	3,947,173
Interés minoritario en subsidiarias consolidadas	17,150	14,608
Total del Capital contable	4,557,802	3,961,781
Total	$ 6,911,802	$ 5,994,482

Las notas adjuntas son parte de los estados financieros consolidados.

Consorcio ARA, S. A. de C. V. y Subsidiarias

Estados consolidados de resultados

Por los años que terminaron el 31 de diciembre de 2003 y 2002
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2003, excepto utilidad básica por acción que se expresa en pesos)

	2003	2002
Ingresos	$ 4,822,645	$ 4,353,083
Costos	3,431,472	3,111,472
Utilidad bruta	1,391,173	1,241,611
Gastos generales y de administración	370,401	336,797
Utilidad de operación	1,020,772	904,814
Otros ingresos – Neto	(72,472)	(23,166)
Costo integral de financiamiento:		
Gasto por intereses	54,954	61,398
Ingreso por intereses	(50,423)	(43,771)
Pérdida por posición monetaria	15,105	19,604
(Ganancia) pérdida cambiaria – neta	(3,769)	1,529
	15,867	38,760
Participación en las pérdidas de fideicomiso	-	3,981
Utilidad antes de impuesto sobre la renta y participación de los trabajadores en las utilidades	1,077,377	885,239
Impuesto sobre la renta	360,572	311,614
Participación de los trabajadores en las utilidades	1,152	1,052
Utilidad neta consolidada	$ 715,653	$ 572,573
Utilidad neta mayoritaria	$ 712,648	$ 570,194
Utilidad neta minoritaria	3,005	2,379
Utilidad neta consolidada	$ 715,653	$ 572,573
Utilidad básica por acción	$ 2.17	$ 1.74
Promedio ponderado de acciones en circulación	328,024,499	327,907,849

Las notas adjuntas son parte de los estados financieros consolidados.

Consorcio ARA, S. A. de C. V. y Subsidiarias

Estados consolidados de variaciones en el capital contable

Por los años que terminaron el 31 de diciembre de 2003 y 2002
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2003)

	Capital social	Prima en suscripción de acciones	Reserva para la adquisición de acciones propias	Prima en recolocación de acciones recompradas	Utilidades retenidas	Insuficiencia en la actualización del capital contable	Efecto acumulado de impuesto sobre la renta diferido	Interés minoritario en subsidiarias consolidadas	Capital contable
Saldos al 1 de enero de 2002	$ 907,203	$ 483,861	$ 81,819	$ 15,025	$ 2,715,451	$ (35,319)	$ (792,697)	$ 12,168	$ 3,387,511
Recompra de acciones propias	(289)	-	(3,369)	-	-	-	-	-	(3,658)
Ganancia en recolocación de acciones propias – Neto	-	-	-	2,549	-	-	-	-	2,549
Utilidad integral	-	-	-	-	570,194	2,745	-	2,440	575,379
Saldos al 31 de diciembre de 2002	906,914	483,861	78,450	17,574	3,285,645	(32,574)	(792,697)	14,608	3,961,781
Recolocación de acciones propias	229	-	(3,672)	-	-	-	-	-	(3,443)
Ganancia en recolocación de acciones propias – Neto	-	-	-	1,240	-	-	-	-	1,240
Utilidad integral	-	-	-	-	712,648	(116,966)	-	2,542	598,224
Saldos al 31 de diciembre de 2003	$ 907,143	$ 483,861	$ 74,778	$ 18,814	$ 3,998,293	$ (149,540)	$ (792,697)	$ 17,150	$ 4,557,802

Las notas adjuntas son parte de los estados financieros consolidados

Consorcio ARA, S. A. de C. V. y Subsidiarias

Estados consolidados de cambios en la situación financiera

Por los años que terminaron el 31 de diciembre de 2003 y 2002
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2003)

	2003	2002
Operación:		
Utilidad neta consolidada	$ 715,653	$ 572,573
Más (menos) partidas que no requirieron (generación) la utilización de recursos:		
Depreciación	59,199	53,899
Impuesto sobre la renta diferido	228,739	197,119
Utilidad en venta de acciones de subsidiaria	(8,266)	-
Participación en las pérdidas de fideicomiso	-	3,981
	995,325	827,572
Cambios en activos y pasivos de operación:		
(Aumento) disminución en:		
Clientes – Neto	(152,593)	41,011
Cuentas por obrar a asociadas	(90,081)	-
Inventarios y terrenos para futuras construcciones	(820,079)	(559,987)
Otros activos	43,581	(42,381)
Aumento (disminución) en:		
Proveedores	16,293	(131,434)
Adeudos afiliadas	-	(2,444)
Impuestos y gastos acumulados	48,091	28,397
Anticipos de clientes	(21,356)	(9,995)
Impuesto sobre la renta	(5,278)	1,963
Participación de los trabajadores en las utilidades	181	267
Recursos generados por la operación	13,584	152,969
Financiamiento:		
Préstamos de instituciones financieras	(725)	(227)
Arrendamiento financiero	63,091	39,826
Pagos del arrendamiento financiero	(17,155)	(5,902)
(Recompra) recolocación de acciones propias	(2,203)	(1,109)
Recursos generados por actividades de financiamiento	43,008	32,588
Inversión:		
Inversión en inmuebles, maquinaria y equipo	(185,766)	(137,702)
Desinversión en subsidiaria y fideicomiso	201,587	8,218
Recursos generados por (utilizados en) actividades de inversión	15,821	(129,484)
Inversiones temporales y efectivo:		
Aumento	72,413	56,073
Saldo al inicio del año	826,873	770,800
Saldo al final del año	$ 899,286	$ 826,873

Las notas adjuntas son parte de los estados financieros consolidados.

Notas a los estados financieros consolidados

Por los años que terminaron el 31 de diciembre de 2003 y 2002
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2003)

1. Actividades

Consorcio ARA, S. A. de C. V. y subsidiarias (la "Compañía"), se dedican principalmente a la compra de terrenos, el diseño de desarrollos habitacionales tanto de interés social, medio y residencial, así como a la construcción, promoción y comercialización de los mismos y como constructor en desarrollos industriales y turísticos. Así como al arrendamiento de centros comerciales, unicentros y minicentros.

2. Bases de presentación

a. *Consolidación de estados financieros* – Los estados financieros consolidados incluyen los de Consorcio ARA, S. A. de C. V. (ARA) y los de sus subsidiarias, cuya participación accionaria en su capital social se muestra a continuación. Los saldos y operaciones intercompañías importantes, han sido eliminados en estos estados financieros consolidados.

Grupo o Subsidiarias	Participación
Consorcio de Ingeniería Integral, S. A. de C. V. (CIISA)	99.6%
Proyectos Urbanos Ecológicos, S. A. de C. V (PUESA)	99.9%
Constructora y Urbanizadora ARA, S. A. de C. V. (CUARA)	99.9%
Inmobiliaria ACRE, S. A. de C. V. (ACRE)	99.1%
Asesoría Técnica y Administrativa GAVI, S. A. de C. V. (GAVI)	99.9%
Comercialización y Ventas, S. A. (COVENSA)	98.0%
Promotora y Desarrolladora de Centros Comerciales, S. A. de C. V. (PDCC)	99.9%

La Compañía constituyó a PDCC con una participación del 99.9% quien a su vez consolida con otras subsidiarias de quienes posee el 99.9% de las acciones. Dichas compañías son: Operadora de Unicentros y Locales Comerciales, S. A. de C. V. y Complejo de Comercio las Américas, S. A. de C. V. quienes se dedican al arrendamiento de centros comerciales, así como unicentros y minicentros, de los cuales se planea su construcción desde el inicio de los desarrollos habitacionales. El 11 de noviembre de 2003 PDCC celebró un contrato denominado "Framework Agreement" en el que se establecen los lineamientos a seguir para llevar a cabo coinversión en futuros proyectos de construcción y operación de centros comerciales.

Venta de subsidiaria – Con fecha 23 de diciembre de 2003, la Compañía vendió a un tercero el 50% de las partes sociales de su subsidiaria indirecta Centro San Miguel, S. de R. L. (antes Centro San Miguel, S. A. de C. V.). El precio de venta fue de $7,500, a esa fecha el capital contable tenía un valor de aproximadamente $12,600, así mismo se llevó a cabo el reconocimiento de una utilidad diferida por gastos capitalizados antes de la venta por aproximadamente $13,300 generando una utilidad neta por por venta de acciones en subsidiaria de aproximadamente $8,266. A partir del 24 de diciembre de 2003, dicha inversión se registra utilizando el método de participación.

Su información financiera condensada al 31 de diciembre de 2002, a pesos de poder adquisitivo de 2003, que se desincorporaron de la consolidación, son las siguientes:

Balance general:		**Diciembre 31, 2002**
Activos circulantes	$	26,169
Activos no circulantes		171,856
Pasivos circulantes		(12,443)
Pasivos no circulantes		(277)
Capital contable	$	185,305

Estado de Resultados:		**Año que terminó el 31 de diciembre de 2002**
Ingresos por arrendamiento – Neto	$	16,839
Gastos y costos		(13,661)
Impuestos		(1,753)
Utilidad neta	$	1,425

b. *Utilidad integral* – La utilidad integral que se presenta en los estados de variaciones en el capital contable adjuntos, es la modificación del capital contable durante el ejercicio por conceptos que no son distribuciones a los accionistas o movimientos del capital contribuido; se integra por la utilidad neta del ejercicio más otras partidas que representan una ganancia o pérdida del mismo periodo, que de conformidad con los principios de contabilidad generalmente aceptados en México se presentan directamente en el capital contable, sin afectar el estado de resultados. En 2003 y 2002, las otras partidas de utilidad integral están representadas por la (insuficiencia) y exceso, respectivamente, en la actualización del capital contable y por el resultado de la inversión de los accionistas minoritarios.

3. Resumen de las principales políticas contables

Las políticas contables de la Compañía están de acuerdo con los principios de contabilidad generalmente aceptados en México, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice determinados supuestos para valuar algunas de las partidas de los estados financieros y para efectuar las revelaciones que se requieren en los mismos. Aun cuando los resultados reales pueden diferir de dichas estimaciones, la administración de la Compañía considera que las estimaciones y supuestos utilizados fueron los adecuados en las circunstancias. Las principales políticas contables seguidas por la Compañía son las siguientes:

a. *Reconocimiento de los efectos de la inflación* – La Compañía actualiza sus estados financieros en términos de pesos de poder adquisitivo de la fecha del último balance general que se presenta, reconociendo así los efectos de la inflación en la información financiera. En consecuencia, los estados financieros del año anterior que se presentan, también han sido actualizados en términos del mismo poder adquisitivo y sus cifras difieren de las originalmente presentadas que estaban en pesos de poder adquisitivo del cierre del año anterior. Consecuentemente, las cifras de los estados financieros adjuntos son comparables, al estar todas expresadas en pesos constantes.

b. *Inversiones temporales* – Se valúan al costo de adquisición, más rendimientos devengados o a su valor neto de realización estimado, el que sea menor.

c. *Inventarios:*

1. Las obras en proceso y materiales para construcción, se valúan a su costo de adquisición y se actualizan utilizando un índice de inflación interno conforme a los insumos de los materiales de construcción. El saldo de esta cuenta representa el avance de obra en función al costo real incurrido.

2. Los terrenos en proceso y la reserva territorial para futuras construcciones se valúan a su costo de adquisición y se actualizan a su valor de reposición determinado por peritos independientes.

d. *Inversión en compañía asociada y fideicomiso* – Las inversiones en asociada y fideicomiso en las cuales la Compañía tiene influencia significativa, pero no tiene control, se registran utilizando el método de participación, que incluye el costo más la participación de la Compañía en las utilidades (pérdidas) no distribuidas posteriores a la adquisición y la actualización del capital contable. Esta actualización es inherente al método de participación, ya que los estados financieros de la empresa en la que se realiza la inversión también se preparan conforme al Boletín B-10.

e. *Inmuebles, maquinaria y equipo* – Se registran al costo de adquisición, y se actualizan aplicando factores derivados del Índice Nacional de Precios al Consumidor ("INPC"). La depreciación se calcula conforme al método de línea recta, con base en la vida útil remanente de los activos, como sigue:

	Años promedio	
	2003	2002
Edificio en condominio	30	31
Edificio para arrendamiento	20	20
Maquinaria y equipo	10 a 11	9 a 11
Equipo de transporte	4	4
Mobiliario y equipo de oficina	6 a 9	6 a 9

f. *Obligaciones laborales al retiro* – El pasivo por primas de antigüedad y el plan de pensiones, se reconocen como costo durante los años de servicio del personal. El pasivo por estas obligaciones y su costo se calculan por actuarios independientes con base en el método de crédito unitario proyectado utilizando tasas de interés reales. Por lo tanto, se está reconociendo el pasivo que a valor presente, se estima cubrirá la obligación por estos beneficios a la fecha estimada de retiro del conjunto de empleados que labora en la Compañía. Las indemnizaciones se cargan a los resultados cuando se toma la decisión de pagarlas.

g. *Reconocimiento de ingresos y costos* – La Compañía utiliza el método de porciento de avance de obra ejecutada para reconocer los ingresos y costos en las actividades que realiza como promotor y contratista, mediante el cual los ingresos esperados representados por el precio de venta de las viviendas, son multiplicados por el porciento de avance de obra ejecutada, al resultado obtenido se le aplica el porcentaje de costo esperado en cada desarrollo, la diferencia entre ingreso y el costo así obtenido, constituye el resultado bruto acumulado. De los resultados obtenidos se disminuirán, en su caso, los ingresos y costos reconocidos en ejercicios anteriores para obtener los ingresos y costos del periodo a reconocer en el estado de resultados. El método de porciento de avance de obra ejecutada se aplica cuando se hayan cumplido con las siguientes condiciones:

- El cliente ha entregado su enganche (si se requiere).

- El cliente ha firmado el contrato de compra-venta respectivo, y

- El cliente ha presentado toda la documentación oficial correspondiente que se requiere para obtener un crédito (*i*) en el caso de ventas financiadas por el Instituto Nacional del Fondo para la Vivienda de los Trabajadores (INFONAVIT) y por el Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (FOVISSSTE), el comprador necesita obtener la calificación mínima aprobatoria requerida; *(ii)* el cliente ha obtenido de la institución bancaria y/o de la Sociedad Hipotecaria Federal (SHF) la asignación de su crédito, para la adquisición de la vivienda; *(iii)*, (a) cuando el comprador adquiere el terreno de la Compañía, primero es escriturado y (b) obtiene un préstamo de una institución bancaria para la construcción completa de la casa y el banco comienza a suministrar anticipos a la Compañía en base al avance de obra efectuada ; *(iv)* Programa Especial de Créditos y Subsidios a la Vivienda (PROSAVI) se requiere que el cliente abone como enganche mínimo el 10% del valor de la vivienda; obteniendo la autorización del crédito que otorgará la SHF a través de la Banca Múltiple y/o las Sociedades Financieras de Objeto Limitado, a través de una subasta. Dicho programa fue creado con el Gobierno Federal otorgando un subsidio por medio de la Secretaría de Hacienda y Crédito Público del 20% del valor de la vivienda, para asignar viviendas a personas que tengan ingresos de hasta 3 salarios mínimos mensuales del Distrito Federal.

  La Compañía utiliza el método de porciento de avance de obra ejecutada para los costos e ingresos incurridos en las actividades que realiza como contratista, de acuerdo a los contratos que efectúe.

  Los costos de los contratos incluyen todos los materiales directos, mano de obra y todos los costos indirectos relacionados con el desarrollo de los proyectos, tales como mano de obra indirecta, compras, equipo, reparaciones y depreciación. Los gastos generales y de administración son cargados a resultados cuando se incurren. Las provisiones para pérdidas en estimaciones o contratos no terminados son reconocidas en el periodo en que son determinadas.

  Los ingresos por arrendamiento de centros comerciales, unicentros y minicentros se reconocen conforme se devengan (Ver Notas 15 y 20).

h. *Impuesto sobre la renta, impuesto al activo y participación de los trabajadores en las utilidades* – El impuesto sobre la renta (ISR) y la participación de los trabajadores en las utilidades (PTU), se registran en los resultados del año en que se causan, y se reconoce el ISR diferido proveniente de las diferencias temporales que resultan de la comparación de los valores contables y fiscales de los activos y pasivos, y en su caso, se incluye el beneficio de las pérdidas fiscales por amortizar. El ISR diferido activo, se registra sólo cuando existe alta probabilidad de que pueda recuperarse. Se reconoce la PTU diferida proveniente de las diferencias temporales entre el resultado contable y la renta gravable, sólo cuando se pueda presumir razonablemente que van a provocar un pasivo o beneficio, y no exista algún indicio de que vaya a cambiar esa situación, de tal manera que los pasivos o los beneficios no se materialicen.

   El impuesto al activo (IMPAC) pagado que se espera recuperar, se registra como un anticipo de ISR y se presenta en el balance general disminuyendo el pasivo por ISR diferido.

i. *Operaciones en moneda extranjera* – Las operaciones en moneda extranjera se registran al tipo de cambio vigente a la fecha de su celebración. Los activos y pasivos monetarios en moneda extranjera se valúan en moneda nacional al tipo de cambio vigente a la fecha de los estados financieros. Las fluctuaciones cambiarias se registran en los resultados.

j. *Insuficiencia en la actualización del capital contable* – Se integra del resultado por posición monetaria acumulado hasta la primera actualización y la pérdida por tenencia de activos no monetarios que representa el cambio en el nivel específico de precios de los terrenos que se incrementó por debajo de la inflación.

k. *Resultado por posición monetaria* – El resultado por posición monetaria, que representa la erosión del poder adquisitivo de las partidas monetarias originada por la inflación, se calcula aplicando factores derivados del INPC a la posición monetaria neta mensual. La pérdida se origina de mantener una posición monetaria activa neta.

l. *Utilidad por acción* – La utilidad básica por acción ordinaria se calcula dividiendo la utilidad neta mayoritaria entre el promedio ponderado de acciones ordinarias en circulación durante el ejercicio.

4. **Inversiones temporales y efectivo**

	2003	2002
Inversiones temporales	$ 835,623	$ 792,483
Efectivo	63,663	34,390
	$ 899,286	$ 826,873

5. **Clientes**

	2003	2002
Como promotor:		
Clientes por avance de obra	$ 1,282,059	$ 1,151,391
Como contratista:		
Estimaciones por cobrar	1,007	831
	1,283,066	1,152,222
Estimación para cuentas de cobro dudoso	(545)	(576)
Estimación para cancelación de contratos	(11,976)	(11,933)
	$ 1,270,545	$ 1,139,713

6. **Inventarios**

a. Los inventarios se analizan como sigue:

	2003	2002
Obras en proceso	$ 1,322,250	$ 981,495
Terrenos en proceso de desarrollo	1,119,712	820,271
Terrenos para futuras construcciones	993,315	820,441
Almacén de materiales para construcción	88,699	88,187
Anticipo a proveedores	237,133	71,630
	$ 3,761,109	$ 2,782,024

b. La Compañía sigue la política de localizar y adquirir terrenos cada año, teniendo como objetivo que los terrenos para futuras construcciones puedan tener un periodo de construcción y desarrollo de viviendas, clasificando dentro del corto plazo aquellos terrenos que actualmente se están desarrollando o que se estima se van a desarrollar dentro del siguiente año y a largo plazo aquellos terrenos por los cuales aún no existen planes para su desarrollo.

7. **Otros activos**

	2003	2002
Otras cuentas por cobrar	$ 10,948	$ 11,227
Impuestos por recuperar (principalmente IVA e IMPAC)	20,716	59,069
Pagos anticipados	11,358	15,671
Depósitos en garantia	44,916	45,552
	$ 87,938	$ 131,519

8. **Inversión en compañía asociada y fideicomiso**

Las inversiones en asociada y fideicomiso son:

	2003	2002	Participación
Centro San Miguel, S. de R. L. (1)	$ 8,604	$ -	50%
Fideicomiso Empresarial (2)	-	1,805	50%
	$ 8,604	$ 1,805	

(1) A partir del 24 de diciembre de 2003, esta inversión se registra utilizando el método de participación (Ver Nota 2 a).

(2) ACRE y Confraco, S. A. de C. V. celebraron un contrato de fideicomiso empresarial designando al Banco Nacional de México, S. A. como fiduciario. Durante 2002 la Compañía dio por terminado dicho contrato.

9. **Inmuebles, maquinaria y equipo**

	2003	2002
Edificio en condominio	$ 35,171	$ 35,158
Edificio para arrendamiento	22,557	145,503
Maquinaria y equipo	463,463	418,349
Equipo de transporte	47,096	70,209
Mobiliario y equipo de oficina	46,771	42,898
	615,058	712,117
Depreciación acumulada	(306,175)	(282,523)
	308,883	429,594
Terreno	5,436	25,147
Construcción en proceso	50,174	1,900
	364,493	456,641

	2003	2002
Equipos adquiridos mediante contratos de arrendamiento financiero:		
Equipo de transporte	46,779	24,271
Maquinaria y equipo	80,912	39,993
Depreciación acumulada	(20,730)	(7,775)
	106,961	56,489
	$ 471,454	$ 513,130

10. **Saldos con compañía asociada**

	2003	2002
Documentos por cobrar a Centro San Miguel, S. de R. L. (1)	$ 69,750	$ -
Otras cuentas por cobrar a Centro San Miguel, S. de R. L.	20,000	-
Otras cuentas por cobrar	331	-
	90,081	-
Porción circulante	(20,331)	-
	$ 69,750	$ -

(1) El documento por cobrar tiene una tasa del 18% anual con vencimiento el 23 de diciembre de 2013 con amortizaciones de capital e intereses al vencimiento.

11. **Impuestos y gastos acumulados**

	2003	2002
Impuestos, excepto impuesto sobre la renta e impuesto al activo	$ 15,069	$ 10,204
Gastos acumulados	83,807	50,823
Intereses por pagar	-	17
Fondos retenidos en garantía	55,950	48,856
	154,826	109,900
Porción circulante de arrendamiento financiero	29,527	17,570
	$ 184,353	$ 127,470

12. **Arrendamiento financiero**

a. Obligaciones por contratos de arrendamiento financiero de equipo que tienen tasas que van del 6.94% al 21.14% de interés anual al 31 de diciembre de 2003

b. Al 31 de diciembre de 2003, los compromisos mínimos de pago por arrendamientos capitalizables son:

Acreedores por contratos de arrendamiento	$ 104,217
Intereses no devengados	(3,068)
Valor presente de las obligaciones	101,149
Porción circulante de las obligaciones	(29,527)
Porción a largo plazo de arrendamiento capitalizable	$ 71,622

El pasivo por contratos de arrendamiento capitalizable que incluye una opción de compra al final del último año por $199, vence como sigue:

Año que terminará el 31 de diciembre de		
2005	$	29,509
2006		28,876
2007		13,237
	$	71,622

13. **Obligaciones laborales al retiro**

El costo neto del periodo por las obligaciones derivadas del plan de pensiones y primas de antigüedad, ascendió a $2,963 y $2,705 en 2003 y 2002, respectivamente. El pasivo por estos conceptos al 31 de diciembre de 2003 y 2002 fue de $2,801 y $3,444, respectivamente. Por el pasivo al 31 de diciembre de 2003 y 2002, existe un activo de transición por la misma cantidad. Otras revelaciones que requieren las disposiciones contables se consideran poco importantes.

14. **Capital contable**

a. El capital contable de la Compañía al 31 de diciembre de 2003, se analiza como sigue:

	Número de acciones		Valor nominal		Efectos de actualización		Total
Capital social:							
Capital fijo							
Serie única	327,754,874	$	437,008	$	470,135	$	907,143
Prima en suscripción de acciones	-		221,084		262,777		483,861
Reserva para la adquisición de acciones propias	-		38,585		36,193		74,778
Prima en recolocación de acciones recompradas	-		15,505		3,309		18,814
Utilidades retenidas			3,438,266		560,027		3,998,293
Insuficiencia en la actualización del capital contable	-		-		(149,540)		(149,540)
Efecto acumulado de impuesto sobre la renta diferido	-		(634,037)		(158,660)		(792,697)
Interés minoritario en subsidiarias consolidadas	-		16,150		1,000		17,150
Total	327,754,874	$	3,532,561	$	1,025,241	$	4,557,802

b. De acuerdo con la resolución adoptada en la Asamblea General Ordinaria y Extraordinaria de Accionistas de Consorcio ARA, S. A. de C. V. celebrada el 22 de abril de 2002, se resuelve destinar hasta un 20% del capital contable a la compra de acciones propias en término de lo previsto en el artículo 14 bis 3, fracción I de la Ley de Mercado de Valores.

c. El capital social al 31 de diciembre de 2003 y 2002 esta representando por 328,211,874 acciones ordinarias nominativas, sin expresión de valor nominal, serie única, de suscripción libre, íntegramente suscritas y pagadas.

d. Durante el ejercicio de 2003 y 2002, la Compañía efectuó operaciones de compra y venta de acciones propias y por las cuales generó una utilidad de $1,240 y $2,549 respectivamente.

Al 31 de diciembre de 2003, la Compañía tenia 457,000 acciones recompradas, las cuales estaban pendientes de colocarse a esa fecha. El valor de mercado de las acciones al 31 de diciembre de 2003 fue de $27.92 por acción. A la fecha de emisión de los estados financieros dichas acciones ya se encuentran colocadas.

e. Las utilidades retenidas incluyen la reserva legal. De acuerdo con la Ley General de Sociedades Mercantiles, de las utilidades netas del ejercicio debe separarse un 5% como mínimo para formar la reserva legal, hasta que su importe ascienda al 20% del capital social. La reserva legal puede capitalizarse, pero no debe repartirse a menos que se disuelva la sociedad, y debe ser reconstituida cuando disminuya por cualquier motivo. Al 31 de diciembre de 2003 y 2002, su importe asciende a $145,310 y $117,899, respectivamente.

f. La distribución del capital contable, excepto por los importes actualizados del capital aportado y de las utilidades retenidas fiscales, causará el impuesto sobre la renta sobre dividendos a cargo de la Compañía a la tasa vigente. En el año 2003 la tasa fue del 34%, la cual se reducirá en un punto porcentual en cada año, hasta llegar al 32% en 2005. El impuesto que se pague por dicha distribución, se podrá acreditar contra el impuesto sobre la renta del ejercicio en el que se pague el impuesto sobre dividendos y en los dos ejercicios inmediatos siguientes, contra el impuesto del ejercicio y los pagos provisionales del mismo.

g. El capital de aportación que ha generado en forma individual Consorcio ARA, S. A. de C. V., y la utilidad fiscal neta y utilidad fiscal neta reinvertida consolidada, son como sigue:

	2003	2002
Cuenta de capital de aportación	$ 1,204,752	$ 1,204,752
Cuenta de utilidad fiscal neta	406,310	233,732
Cuenta de utilidad fiscal neta reinvertida	138,434	138,434
Total	$ 1,749,496	$ 1,576,918

15. Rentas por cobrar de contratos de arrendamiento

Al 31 de Diciembre de 2003, se tienen montos mínimos por rentas futuras de unicentros y minicentros, como sigue:

Año que termina el 31 de Diciembre de:	Monto mínimo
2004	$ 4,831
2005	3,544
2006	3,530
2007	3,337
2008	2,745
Total rentas mínimas futuras	$ 17,987

El importe de la rentas se estableció al inicio del contrato y se incrementa anualmente conforme a la inflación del año. Para algunos arrendatarios la renta es variable con base en un porcentaje sobre sus ventas. En 2004 se tienen arrendamientos que son renovables en forma anual por aproximadamente $1,287.

16. **Saldos y operaciones en moneda extranjera**

a. La posición monetaria en moneda extranjera al 31 de diciembre de 2003 y 2002, son:

	2003	2002
Miles de dólares estadounidenses		
Activos monetarios	$ 5,147	$ 629
Pasivos monetarios	(1,427)	(2,496)
Posición activa (pasiva), neta	3,720	(1,867)
Equivalente en pesos	$ 41,812	$ (20,267)

b. El equivalente en moneda nacional de las transacciones realizadas en dólares estadounidenses, fueron como sigue:

	2003	2002
Compras y anticipos de terrenos en México	$ -	$ 110,292
Adquisición de equipo	$ 50,380	$ 27,939

c. Los tipos de cambio vigentes a la fecha de los estados financieros y a la fecha de su emisión fueron como sigue:

	Al 31 de diciembre de 2003	Al 31 de diciembre de 2002	10 de marzo de 2004
Dólar estadounidense	$ 11.24	$ 10.44	$ 10.94

17. **Transacciones con partes relacionadas**

La Compañía efectuó transacciones con el Fideicomiso durante el curso normal de sus operaciones, como sigue:

	2003	2003
Ingresos por:		
Servicios administrativos	$ -	$ 85
Comisiones	$ -	$ 70
Ventas – Constructor	$ -	$ 2,063
Ventas – Viviendas	$ -	$ 9,358

18. Otros ingresos, neto

	2003	2002
Servicios administrativos	$ -	$ 85
Comisiones	-	70
Ganancia en venta de acciones de subsidiaria	8,266	-
Otros - Neto (principalmente por cobro de excedente en gastos)	64,206	23,011
	$ 72,472	$ 23,166

19. Impuesto sobre la renta, impuesto al activo y participación de los trabajadores en las utilidades

La Compañía y sus subsidiarias están sujetas, individualmente, al impuesto sobre la renta (ISR) y al impuesto al activo (IMPAC). El ISR se calcula considerando como gravables o deducibles ciertos efectos de la inflación, tales como la depreciación calculada sobre valores en precios constantes y la deducción de compras en lugar de los costos, lo que permite deducir costos actuales, y se acumula o deduce el efecto de la inflación sobre ciertos activos y pasivos monetarios a través del ajuste inflacionario, el cual es similar al resultado por posición monetaria.

La tasa del ISR fue del 35% en 2002 y del 34% en 2003, la cual se reducirá en un punto porcentual por año hasta llegar al 32% en 2005. A partir de 2002 se eliminaron la deducibilidad de la participación de los trabajadores en las utilidades y la obligación de retener el impuesto sobre la renta por pago de dividendos a personas físicas o a residentes del extranjero.

Por otra parte el IMPAC se causa a razón del 1.8% del promedio neto de la mayoría de los activos (a valores actualizados) y de ciertos pasivos, y se paga únicamente por el monto en que exceda al ISR del año. Cuando en algún ejercicio resulte IMPAC en exceso de ISR, se podrá acreditar contra dicho exceso el importe en el que el ISR hubiera excedido al IMPAC en los tres ejercicios inmediatos anteriores y cualquier pago que se efectúe es recuperable contra el monto en que el ISR exceda al IMPAC en los diez ejercicios subsecuentes.

a. El ISR y la PTU, se integran como sigue:

	2003	2002
Impuesto sobre la renta:		
Causado	$ 106,827	$ 91,011
Diferido	252,759	291,427
Efecto en el ISR diferido por reducción de tasas	-	(70,824)
Variación en la estimación para valuación del impuesto al activo por recuperar	986	-
	$ 360,572	$ 311,614
Participación de los trabajadores en las utilidades	$ 1,152	$ 1,052

Durante los años que terminaron el 31 de diciembre de 2003 y 2002, algunas compañías amortizaron pérdidas fiscales a valor nominal por un total de $1,007 y $3,818 respectivamente. El correspondiente beneficio por amortización de pérdidas fiscales se disminuyó en la determinación del impuesto sobre la renta diferido.

El efecto en el ISR diferido por reducción de tasas del ISR en 2002, se deriva del recálculo del pasivo por impuesto sobre la renta diferido registrado al 31 de diciembre de 2002, debido a la reducción paulatina de la tasa del ISR. Las diversas tasas aplicables a partir de 2004, se aplicaron a las diferencias temporales de acuerdo a su fecha estimada de reversión.

b. La tasa efectiva del impuesto sobre la renta de 2003 y 2002 difiere de la tasa legal, debido principalmente a ciertas diferencias permanentes como gastos no deducibles y efectos de la inflación.

c. Los principales conceptos que originan el saldo del pasivo por impuesto sobre la renta diferido, al 31 de diciembre de 2003 y 2002, son:

	2003	2002
Impuesto sobre la renta diferido activo (pasivo):		
Inventarios	$ (1,270,270)	$ (1,084,765)
Clientes por avance de obra	(381,031)	(357,978)
Inmuebles, maquinaria y equipo	(56,402)	(54,257)
Anticipos de clientes	78,302	78,172
Estimación para cuentas de cobro dudoso y para cancelación de contratos	4,132	4,253
Otros, neto	30,573	15,723
ISR diferido de diferencias temporales	(1,594,696)	(1,398,852)
Efecto de pérdidas fiscales por amortizar	20,955	17,186
Impuesto al activo pagado por recuperar	12,936	44,556
	33,891	61,742
Estimación para valuación del activo por impuesto sobre la renta diferido (1)	(22,907)	(18,139)
Pasivo a largo plazo neto	$ (1,583,712)	$ (1,355,249)

(1) La estimación para valuación corresponde al impuesto sobre la renta diferido activo de Consorcio ARA, S. A. de C. V. generado en forma individual, el cual no se registró debido a la incertidumbre de su recuperación.

d. Las pérdidas fiscales pendientes de amortizar y el IMPAC, pueden recuperarse cumpliendo con ciertos requisitos. Los años de vencimiento y sus montos actualizados al 31 de diciembre de 2003 son:

Año de Vencimiento	Pérdidas Amortizables	IMPAC recuperable
2006	$ 24,293	$ 985
2007	-	492
2008	-	1,031
2009	17,886	1,358
2010	-	2,600
2011	4,146	2,355
2012	2,254	1,965
2013	14,922	2,150
	$ 63,501	$ 12,936

20. Información por segmentos de negocio

La Compañía opera como promotor, contratista y arrendador, como se explica en la Nota 1. La información respecto a ingresos y costos relativos a tal actividad, es la siguiente:

	2003	2002
Ingresos		
Como promotor	$ 4,784,687	$ 4,332,673
Como contratista	10,124	618
Arrendamiento de centros y locales comerciales	27,834	19,792
	$ 4,822,645	$ 4,353,083
Costos		
Como promotor	$ 3,404,783	$ 3,097,351
Como contratista	10,939	3,908
Arrendamiento de centros y locales comerciales	15,750	10,213
	$ 3,431,472	$ 3,111,472

No existen transacciones importantes realizadas entre los diferentes segmentos de negocio.

Los ingresos como promotor, contratista y por arrendamientos de la Compañía son realizados al 100% en México.

21. Compromisos

a. *Fideicomiso de Garantía y Administración* – En diciembre de 2002, la Compañía llevó a cabo un contrato de Fideicomiso de Garantía y Administración para el desarrollo y comercialización de un conjunto habitacional de 765 casas habitación denominado Hacienda la Gloria en Carrillo Puerto, Querétaro. Las principales características del Fideicomiso son:

Participantes – Los participantes son: Lacupuesco, S. A. de C. V. (Fideicomitente y Fideicomisaria A) "Lacupuesco"; Promotora Comercial Diecinueve, S. A. de C. V. (Fideicomitente y Fideicomisaria B) "PC19"; Constructora y Urbanizadora ARA, S. A. de C. V. (Fideicomitente y Fideicomisaria C) "CUARA" y Grupo Financiero Santander Serfín (Fiduciaria) "Santander".

Aportaciones – Las aportaciones al fideicomiso de cada uno de los participantes son como sigue: Lacupuesco aporta el terreno en Querétaro con un valor de $12,500, CUARA aporta la construcción y comercialización del conjunto habitacional con recursos propios, y PC19 aporta el título de concesión de los derechos de agua.

Contraprestación – Por la venta o transmisión de las unidades habitacionales Lacupuesco recibe 15% y CUARA el 85% sobre el precio de venta.

Vigencia – El contrato tendrá una vigencia 36 meses contados a partir de la fecha de obtención de la licencia de construcción (23 de diciembre de 2003). En caso de que al término de este plazo no se haya concluido el conjunto habitacional, o todavía hubiere casas que no se hayan vendido o transmitido (por estar en proceso de construcción o bien porque ni siquiera se haya iniciado la construcción), Lacupuesco tendrá la facultad de prorrogar el contrato por 6 meses más, o bien, solicitar la liquidación del 15% pactado de acuerdo al último precio de venta reportado. Al 31 de diciembre de 2003 se habían registrado por porciento de avance de obra ejecutada tres casas por un importe de $642 por vivienda.

b. *Fideicomiso de Garantía y Administración* – En octubre de 2003, la Compañía llevó a cabo un contrato de Fideicomiso de Garantía y Administración para el desarrollo y comercialización de un conjunto habitacional destinado a los trabajadores del Gobierno del Estado de Michoacán y de locales comerciales en Capula, Morelia. El desarrollo se divide en el proyecto ARA, el proyecto SARE, un Área Comercial Básica, un Área Comercial y Tierra Breña. Las principales características del Fideicomiso son:

Participantes – Los participantes son: Instituto de Vivienda del Estado de Michoacán de Ocampo (Fideicomitente y Fideicomisaria A) "IVEMO"; Consorcio de Ingeniería Integral, S. A. de C. V. (Fideicomitente y Fideicomisaria B) "CIISA"; FISARE, S. A. de C. V. (Fideicomitente y Fideicomisaria C) "FISARE" y Banco Azteca, S. A. (Fiduciaria) "Banco Azteca".

Aportaciones – Las aportaciones al fideicomiso de cada uno de los participantes son como sigue: IVEMO aporta el terreno en Capula, Morelia (el "inmueble") y la concesión de los derechos de agua, CIISA y SARE aportan cada uno el 50% de la urbanización, edificación y obras internas en los proyectos ARA y SARE, respectivamente.

Contraprestación – Por la venta o transmisión de las unidades habitacionales en los proyectos ARA y SARE, IVEMO recibe el 8% del precio de venta de cada vivienda, y CIISA y SARE reciben cada uno el 92%, respectivamente.

El área comercial, Tierra Breña y área comercial básica serán revertidas a IVEMO.

Vigencia – El fideicomiso tendrá la duración necesaria para el cumplimiento de sus finalidades. IVEMO se reserva la facultad para revertir parte o la totalidad del inmueble siempre y cuando este no haya sido comprometido con terceros adquirentes y restituir los gastos en inversiones que CIISA y SARE hubieren realizado en las obras de urbanización.

c. Se tienen compromisos de asignación de créditos los cuales están determinados en función del número de casas no vendidas, por las cuales la Compañía ha recibido confirmación de la SHF, FOVISSSTE e INFONAVIT, para que una vez seleccionados los compradores que reúnan los requisitos les sean asignados los créditos hipotecarios. Al 31 de diciembre de 2003, las confirmaciones recibidas por la Compañía son para la venta de 21,560 viviendas cuyo precio se estima en $7,677,189.

d. La Compañía arrienda oficinas, donde los gastos por renta ascendieron a $12,114 en 2003 y $6,307 en 2002, el contrato de arrendamiento es renovable en forma anual.

e. Una subsidiaria de la Compañía tiene un contrato de Servicios Profesionales para la coordinación y supervisión de la construcción del centro comercial denominado Las Américas con una vigencia de tres años comenzando en noviembre de 2002, mediante pagos mensuales. Los honorarios totales son por $9,363. El monto de honorarios podría variar por las siguientes circunstancias: 1) por requerimiento de la misma obra; 2) se modifique la plantilla de personal, previo acuerdo de ambas partes y 3) cuando existan variaciones en el salario mínimo oficial.

Los pagos efectuados en 2003 por los servicios antes descritos ascendieron a $992.

22. Nuevos pronunciamientos contables

En marzo de 2003, el Instituto Mexicano de Contadores Públicos ("IMCP") emitió el Boletín C-15 "Deterioro en el valor de los activos de larga duración y su disposición"("C-15"), de aplicación obligatoria para estados financieros de periodos que inicien el 1 de enero de 2004, aunque se recomienda su aplicación anticipada. El C-15 establece, entre otros aspectos, nuevas reglas para el cálculo y reconocimiento de pérdidas por deterioro y su reversión, y que ante la presencia de indicios de deterioro de los activos de larga duración en uso, tangibles e intangibles incluyendo el crédito mercantil, las entidades deben determinar la posible pérdida por deterioro, a menos que cuenta con evidencias que demuestren en forma contundente que dichos indicios son de carácter temporal. Para calcular la pérdida por deterioro, se debe determinar el valor de recuperación que ahora se define como el mayor entre el precio neto de venta de una unidad generadora de efectivo y su valor de uso, que es el valor presente de los flujos netos de efectivo futuros, utilizando una tasa apropiada de descuento. En las disposiciones anteriores al C-15, se utilizaban flujos netos de efectivo futuros referidos al poder adquisitivo a la fecha de evaluación, sin requerir que dichos flujos fueran descontados. La administración de la Compañía estima que la adopción de este nuevo principio contable al 1° de enero de 2004, no tendrá efectos importantes en su situación financiera y resultados.

En mayo de 2003, el IMCP emitió el Boletín C-12 "Instrumentos financieros con características de pasivo, de capital o de ambos" ("C-12"), de aplicación obligatoria para estados financieros de periodos que inicien el 1° de enero de 2004, aunque se recomienda su aplicación anticipada. En el C-12 se reúne la normatividad que se encuentra en otros boletines emitidos por el IMCP respecto a la emisión de instrumentos financieros de deuda, de capital y combinados y se agregaron otras normas, para el reconocimiento contable de estos instrumentos. En consecuencia, el C-12 indica las diferencias básicas entre el pasivo y el capital contable, y establece las reglas para clasificar y valuar en el reconocimiento inicial, los componentes de pasivo y de capital de los instrumentos financieros combinados. El reconocimiento y valuación posterior de los componentes de pasivo y capital contable de los instrumentos financieros, queda sujeto a las normatividad previamente emitida en los boletines aplicables.

Como la entidad no ha emitido instrumentos financieros con características de pasivo y capital, este nuevo principio contable no tendrá efectos en su situación financiera y sus resultados.

* * * * * *

Jorge López Rodrigo
Contador Público Certificado

DICTAMEN DEL COMISARIO

México, D. F. 10 de marzo de 2004

A la Asamblea General de Accionistas de
Consorcio ARA, S. A. de C. V.

En mi carácter de comisario y en cumplimiento de lo dispuesto en el Artículo 166 de la Ley General de Sociedades Mercantiles y en los Estatutos Sociales de Consorcio ARA, S. A. de C. V., rindo a ustedes mi dictamen sobre la veracidad, suficiencia y razonabilidad de la información financiera individual y consolidada que ha presentado a ustedes el H. Consejo de Administración, en relación con la marcha de la Sociedad por el año que terminó el 31 de diciembre de 2003.

He asistido a las asambleas de accionistas y juntas de consejo de administración a las que he sido convocado, y he obtenido de los directores y administradores, toda la información sobre las operaciones, documentos y registros que juzgué necesario investigar. Mi revisión ha sido efectuada de acuerdo con normas de auditoría generalmente aceptadas.

En mi opinión, los criterios y políticas contables y de información seguidos por la Sociedad y considerados por los administradores para preparar la información financiera individual y consolidada presentada por los mismos a esta asamblea, son adecuados y suficientes y se aplicaron en forma consistente con el ejercicio anterior; por lo tanto, la información financiera individual y consolidada presentada por los administradores refleja en forma veraz, suficiente y razonable la situación financiera de Consorcio ARA, S. A. de C. V. al 31 de diciembre de 2003, y los resultados de sus operaciones, las variaciones en su capital contable y los cambios en su situación financiera, por el año que terminó en esa fecha, de conformidad con los principios de contabilidad generalmente aceptados en México.

C. P. C. Jorge López Rodrigo
Comisario

2004 JUN 28 PM 1 24

1528

CUESTIONARIO SOBRE GOBIERNO CORPORATIVO DEL EMISOR

28/06/04

ARA

1. Consejo de Administración

1. SOBRE LAS FUNCIONES DEL CONSEJO DE ADMINISTRACIÓN

EL CONSEJO DE ADMINISTRACION ES EL ÓRGANO MÁXIMO DE ADMINISTRACIÓN DE CONSORCIO ARA, POR ESTA RAZÓN ES RESPONSABLE DEL MANEJO DE LOS NEGOCIOS DE LA EMPRESA. LA AUTORIDAD Y LA RESPONSABILIDAD ÚLTIMA DEL CONTROL DIRECTIVO DE LA EMPRESA RECAEN EN ÉL. ESPECÍFICAMENTE SE ABOCA A FORMULAR JUNTO CON LA ALTA DIRECCIÓN EN CONFORMAR ESTRATEGIAS Y A SUPERVISAR LA IMPLEMENTACIÓN DE LAS NORMAS MISMAS, A TRAVÉS DE LAS ACCIONES DE LA DIRECCIÓN. PARA ESTE FIN ES CONSTANTEMENTE INFORMADO POR PARTE DE LOS RESPONSABLES DE CADA FUNCIÓN OPERATIVA.

2. SOBRE LA ESTRUCTURA DEL CONSEJO DE ADMINISTRACIÓN

EL CONSEJO DE ADMINISTRACIÓN DE CONSORCIO ARA ESTÁ CONFORMADO POR 11 CONSEJEROS PROPIETARIOS, INCLUYENDO SU PRESIDENTE Y VICEPRESIDENTE Y 11 CONSEJEROS SUPLENTES. CUENTA ADEMÁS CON UN COMISARIO PROPIETARIO, UN COMISARIO SUPLENTE Y UN SECRETARIO. ESTOS SON ELEGIDOS ANUALMENTE EN LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS.

Sobre la Integración del Consejo de Administración	SI	NO
1 ¿El Consejo de Administración está integrado por un número no menor a cinco y no mayor a quince consejeros propietarios? (principio 2)	X	
2* ¿Existen únicamente Consejeros Propietarios? (principio 3)		X
3 ¿Los consejeros suplentes únicamente pueden suplir a un consejero propietario previamente establecido? (principio 3)	X	
4 ¿En su caso el consejero propietario sugiere al Consejo la designación de la persona que será su respectivo suplente? (principio 3)	X	
5 ¿Los consejeros independientes y patrimoniales, en conjunto, constituyen al menos el 40% del Consejo de Administración? (principio 7)	X	
6 ¿Los consejeros independientes representan cuando menos el 20% del total de consejeros? (principio 7)	X	
7 ¿En el informe anual presentado por el consejo de Administración se mencionan cuáles consejeros tienen la calidad de independientes y cuáles de patrimoniales? (principio 8)	X	
8 ¿Se indica en el informe anual la categoría a la que pertenecen los consejeros patrimoniales? (principio 8)	X	
9 ¿En el informe anual del Consejo de Administración se indican los principales cargos de cada consejero a la fecha del informe? (principio 9)	X	

* En caso de responder afirmativamente a esta pregunta, se deberá responder 'NO APLICA' para las preguntas 3) y 4) siguientes en la columna de comentarios.

Sobre la Estructura del Consejo de Administración	SI	NO
10 ¿El Consejo de Administración realiza las funciones de Compensación y Evaluación, Auditoría y Planeación y Finanzas? (principio 10)	X	
Comentarios: ESTAS FUNCIONES SON REALIZADAS A TRAVÉS DE LOS COMITES DEL CONSEJO DE ADMINISTRACIÓN		
11 ¿Los órganos intermedios únicamente están conformados por consejeros propietarios? (principio 12)	X	
12 ¿Cada órgano intermedio se compone de 3 miembros como mínimo y 7 como máximo? (principio 13)	X	
13 ¿Cada consejero independiente, además de cumplir con sus funciones en el Consejo, participa en al menos uno de los órganos intermedios? (principio 16)	X	
Comentarios: SOLO UN CONSEJERO INDEPENDIENTE NO PARTICIPA		
14 ¿El órgano intermedio que se encarga de la función de Auditoría es presidido por un consejero independiente? (principio 17)	X	
Sobre la Operación del Consejo de Administración	**SI**	**NO**
15 ¿El consejo de Administración se reúne al menos 4 veces al año? (principio 18)	X	

Sobre la Operación del Consejo de Administración	SI	NO
16 ¿Cuando menos una de la reuniones del Consejo de Administración está dedicada a la definición de la estrategia de mediano y largo plazos de la sociedad? (principio 18)		X
Comentarios: ESTOS TEMAS SE HAN TRATADO EN EL COMITÉ DE FINANZAS Y PLANEACIÓN		
17 ¿Con acuerdo de al menos el 25% de consejeros, se puede convocar a una sesión de Consejo? (principio 19)	X	
18 ¿Los consejeros tienen acceso a toda la información relevante con cuando menos 5 días hábiles a la sesión? (principio 20)		X
19•¿Existe algún mecanismo que asegure que los consejeros puedan evaluar cuestiones sobre asuntos estratégicos, aún cuando no reciban la información necesaria con cuando menos 5 días hábiles de anticipación? (principio 20)	X	
20•¿Se induce al consejero nombrado por primera vez, explicándole sus responsabilidades y la situación de la sociedad? (principio 21)	X	
Sobre los Deberes de los Consejeros	**SI**	**NO**
21 ¿Los consejeros comunican al Presidente y al Secretario del Consejo cualquier conflicto de interés que implique se deban de abstener de votar y en efecto se abstienen de participar en la deliberación correspondiente? (principio 22)	X	
22 ¿Los consejeros únicamente utilizan los activos o servicios de la sociedad sólo para el cumplimiento de su objeto social? (principio 23)	X	
23 ¿En su caso, se definen políticas claras para cuando los consejeros utilicen excepcionalmente los activos de la sociedad para cuestiones personales? (principio 23)		X
Comentarios: NO SE DA EL CASO DE UTILIZACIÓN DE ACTIVOS PARA CUESTIONES PERSONALES		
24•¿Los consejeros dedican tiempo a sus funciones asistiendo cuando menos al 70% de las sesiones a las que es convocado? (principio 24)	X	
25•¿Los consejeros mantienen absoluta confidencialidad acerca de los asuntos sociales de los que tienen conocimiento a través de las sesiones a las que asisten? (principio 25)	X	
Comentarios: EN CADA CASO CONCRETO SE PREVIENE SOBRE LA CONFIDENCIALIDAD DE LA INFORMACIÓN		
26 ¿Los consejeros propietarios y los consejeros suplentes se mantienen mutuamente informados acerca de los asuntos tratados en las sesiones del consejo? (principio 26)		X
27 ¿Se apoya al Consejo de Administración a través de opiniones, recomendaciones y orientaciones que se deriven del análisis del desempeño de la empresa? (principio 27)	X	

CUESTIONARIO SOBRE GOBIERNO CORPORATIVO DEL EMISOR

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ARA

2. Función de Compensación y Evaluación

EL CONSEJO DE ADMINISTRACIÓN A TRAVÉS DE UN COMITÉ EJECUTIVO Y UN COMITÉ DE COMPENSACIÓN Y EVALUACIÓN FIJA LAS CONDICIONES DE CONTRATACIÓN Y LAS COMPENSACIONES QUE SE LES OTORGAN A LOS FUNCIONARIOS DE ALTO NIVEL, LAS CUALES DEPENDEN DIRECTAMENTE DE SUS RESULTADOS OBTENIDOS EN FORMA MENSUAL, TRIMESTRAL Y CUATRIMESTRAL, ACORDE A LAS METAS Y OBJETIVOS ESTRATÉGICOS DE LA EMPRESA.

Sobre la Operación del Órgano que cumple con la funcion de Evaluación y Compensación	SI	NO
28 ¿El órgano intermedio que realiza las funciones de Evaluación y Compensación revisa que las condiciones de contratación de ejecutivos de alto nivel y que los pagos probables por separación de la sociedad, se apeguen a lineamientos aprobados por el Consejo? (principio 29)		X
29 ¿La estructura y las políticas utilizadas para la determinación de los paquetes de consejeros y funcionarios son reveladas? (principio 30)	X	

28/06/04

ARA

3. Función de Auditoría

EN RELACIÓN AL CUESTIONAMIENTO GENERAL RELATIVO A COMENTAR LOS PROCESOS QUE SE UTILIZAN PARA DESEMPEÑAR LA FUNCIÓN DE AUDITORÍA, DESCRIBIENDO ESPECÍFICAMENTE COMO ES QUE EL ÓRGANO INTERMEDIO INTERACTÚA CON EL CONSEJO EN RELACIÓN A LAS PRÁCTICAS CONTABLES DE LA SOCIEDAD, Y A LOS MECANISMOS QUE TIENE PARA ASEGURAR UNA BUENA CALIDAD EN INFORMACIÓN FINANCIERA; ES CONVENIENTE MENCIONAR QUE LA FUNCIÓN DE AUDITORIA COMPRENDE VARIOS TEMAS, LOS CUALES FUERON ANALIZADOS, COMENTADOS Y DESARROLLADOS POR EL COMITÉ DE AUDITORÍA.

Sobre la Selección de Auditores	SI	NO
30 ¿Los ingresos del auditor externo así como de cualquier otra revisión externa, provenientes de llevar a cabo la auditoría de la sociedad, representan un porcentaje igual o menor al 20% de los ingresos totales de los despachos encargados? (principio 32)	X	
31 ¿La rotación del socio que dictamina a la sociedad es de al menos cada 6 años? (principio 33)	X	
32 ¿La persona que firma el dictamen de la auditoría a los estados financieros anuales de la sociedad es distinta de aquella que actúa como Comisario? (principio 34)	X	
33 ¿Se revela información en el Informe Anual acerca del perfil profesional del Comisario de la sociedad? (principio 35)	X	
Sobre la Información Financiera	**SI**	**NO**
34 ¿La sociedad cuenta con un área de auditoría interna? (principio 36)	X	
35 ¿El órgano intermedio que se encarga de realizar la función de Auditoría somete las políticas contables a la aprobación del Consejo? (principio 37)	X	

Sobre la Información Financiera	SI	NO
36 ¿El órgano intermedio que se encarga de la función de Auditoría se cerciora si la información financiera pública intermedia se elabora de acuerdo con los mismos principios, criterios y prácticas con los que se elaborarán los informes anuales? (principio 39)	X	
Sobre los Controles Internos	**SI**	**NO**
37 ¿Existe un sistema de control interno? (principio 41)	X	
38 ¿Se someten a la aprobación del Consejo los lineamientos generales del sistema de control interno? (principio 41)	X	
39 ¿El órgano intermedio que se encarga de la función de Auditoría evalúa y emite una opinión acerca de la efectividad del sistema de control interno? (principio 42)		X
Comentarios: DURANTE 2003, SE REALIZÓ UN DIAGNÓSTICO SOBRE EL FUNCIONAMIENTO DEL SISTEMA DE CONTROL INTERNO. DICHO DIAGNÓSTICO FUE ELABORADO CONJUNTAMENTE CON LA SUBDIRECCIÓN DE AUDITORIA INTERNA Y EL DESPACHO DE AUDITORES EXTERNOS Y SE EMITIERON LAS RECOMENDACIONES NECESARIAS.		
40 ¿Los auditores externos validan la efectividad del sistema de control interno y emiten un reporte respecto a dichos controles? (principio 43)		X
Comentarios: DURANTE 2003, SE REALIZÓ UN DIAGNÓSTICO SOBRE EL FUNCIONAMIENTO DEL SISTEMA DE CONTROL INTERNO. DICHO DIAGNÓSTICO FUE ELABORADO CONJUNTAMENTE CON LA SUBDIRECCIÓN DE AUDITORIA INTERNA Y EL DESPACHO DE AUDITORES EXTERNOS Y SE EMITIERON LAS RECOMENDACIONES NECESARIAS.		
Revisión del Cumplimiento Disposiciones	**SI**	**NO**
41 ¿El órgano intermedio que se encarga de la función de Auditoría verifica que existan controles que permitan determinar si la sociedad cumple con las disposiciones que le son aplicables y lo reporta periódicamente al Consejo? (principio 44)	X	
42 ¿La revisión del cumplimiento de todas las disposiciones aplicables se lleva a cabo cuando menos una vez al año? (principio 44)	X	
43 ¿Se informa periódicamente al Consejo de Administración acerca de la situación legal de la misma? (principio 45)	X	

CUESTIONARIO SOBRE GOBIERNO CORPORATIVO DEL EMISOR

28/06/04

ARA

4. Función de Finanzas y Planeación

ACTUALMENTE EL ÓRGANO INTERMEDIO ESPECÍFICO PARA TRATAR LA FUNCIÓN DE FINANZAS Y PLANEACIÓN ES EL PROPIO COMITÉ DE FINANZAS Y PLANEACIÓN.

PERIODICAMENTE EL COMITÉ REVISA LOS PRESUPUESTOS Y PLANES DE EXPANSIÓN CERCIORÁNDOSE DE SU CONSISTENCIA CON LAS ESTRATEGIAS GENERALES DE LA EMPRESA, TRÁMITES TENDIENTES A LOGRAR LAS METAS DE RENTABILIDAD, SALUD FINANCIERA Y CRECIMIENTO.

Sobre la Operación del Órgano intermedio que se encarga de la función de Finanzas y Planeación	SI	NO
44 ¿El órgano intermedio que se encarga de la función de Finanzas y Planeación emite una evaluación acerca de la viabilidad de las principales inversiones y transacciones de financiamiento de la sociedad? (principio 47)	X	
45 ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación evalúa periódicamente la posición estratégica de la sociedad de acuerdo a lo estipulado en el plan estratégico? (principio 48)	X	
46 ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo vigilando la congruencia de las políticas de inversión y de financiamiento con la visión estratégica de la sociedad? (principio 49)	X	
47 ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo revisando las proyecciones financieras de la sociedad asegurando su congruencia con el plan estratégico de la sociedad? (principio 50)	X	

Pregunta Opcional

NO APLICA

CUESTIONARIO SOBRE GOBIERNO CORPORATIVO DEL EMISOR

28/06/04

ARA

1. DERECHOS DE ACCIONISTAS

Sobre la Información y Orden del Día de la Asamblea de Accionistas	SI	NO
1 ¿Se omitió del Órden del Día de las Asambleas el punto referente a 'Asuntos Varios'? (principio 51)	X	
2 ¿Se evitó la agrupación de asuntos relacionados con diferentes temas en un solo punto del Órden del Día? (principio 51)	X	
3 ¿Toda la información sobre cada punto del Órden del Día de la Asamblea de Accionistas está disponible con 15 días de anticipación? (principio 52)	X	
4 ¿Se facilita a los accionistas con algún formulario que contenga en detalle la información y posibles alternativas de voto sobre los asuntos del Órden del Día, para que puedan girar instrucciones a sus mandatarios? (principio 53)	X	
5 ¿Dentro de la información que se entrega a los accionistas, se incluye la propuesta de integración del Consejo de Administración, acompañado de información referida al perfil profesional de los candidatos? (principio 54)		X
Sobre la Información y Comunicación entre el Consejo de Administración y los Accionistas	**SI**	**NO**
6 ¿El Consejo de Administración incluye en su informe anual a la Asamblea aspectos relevantes de los trabajos de cada órgano intermedio y los nombres de sus integrantes? (principio 55)		X
Comentarios: SOLO PARA EL CASO DEL COMITE DE AUDITORÍA		
7 ¿Los informes de cada órgano intermedio presentados al Consejo están a disposición de los accionistas junto con el material para la Asamblea? (principio 55)	X	
8 ¿La sociedad cuenta con políticas, mecanismos y personas responsables para informar a los inversionistas y mantener cauces de comunicación con los accionistas e inversionistas potenciales? (principio 56)	X	

CONSORCIO ARA

México, D.F., 28 de junio de 2004.

BOLSA MEXICANA DE VALORES
Dirección de Emisoras
Av. Paseo de la Reforma no 255 4º. Piso
Col. Cuauhtémoc
06500 México, D.F.

At'n.: C.P. ROBERTO CORDOBA T.
Subdirector de Administración de
Valores y Emisoras.

Los que suscribimos la presente hacemos constar que hemos revisado el reporte sobre el grado de adhesión de CONSORCIO ARA, S.A. DE C.V. al Código de Mejores Prácticas Corporativas de fecha 28 de Junio de 2004, el cual fue elaborado con base en la información proporcionada por consejeros y funcionarios de esta sociedad, estando de acuerdo con su contenido.

Atentamente

ING. GERMAN AHUMADA RUSSEK
PRESIDENTE DEL CONSEJO DE
ADMINISTRACION

LIC. JAIME CORTES ROCHA
SECRETARIO DEL CONSEJO
DE ADMINISTRACION

CONSORCIO ARA

México, D.F., 28 de junio de 2004.

COMISION NACIONAL BANCARIA Y DE VALORES
VICEPRESIDENCIA DE SUPERVISION BURSATIL
Insurgentes Sur 1971, Torre Sur, Piso 10
Col. Guadalupe Inn
01020 México, D.F.

ATN.: ACT. CARLOS QUEVEDO LOPEZ

Los que suscribimos la presente hacemos constar que hemos revisado el reporte sobre el grado de adhesión de CONSORCIO ARA, S.A. DE C.V. al Código de Mejores Prácticas Corporativas de fecha 28 de Junio de 2004, el cual fue elaborado con base en la información proporcionada por consejeros y funcionarios de esta sociedad, estando de acuerdo con su contenido.

Atentamente

ING. GERMAN AHUMADA RUSSEK
PRESIDENTE DEL CONSEJO DE
ADMINISTRACION

LIC. JAIME CORTES ROCHA
SECRETARIO DEL CONSEJO
DE ADMINISTRACION

Consorcio ARA, S.A. de C.V. and Subsidiaries

General Consolidated Balance Sheets

At December 31, 2003 and 2002
(In thousands of pesos of purchasing power at December 31, 2003)

Assets	**2003**	**2002**
Current Assets:		
Temporary investments and cash	$ 899,286	$ 826,873
Customers – Net	1,270,545	1,139,713
Accounts receivable from related companies	20,331	-
Inventories	3,761,109	2,782,024
Other assets	87,938	131,519
Total current assets	6,039,209	4,880,129
Documents Receivable from related companies	69,750	-
Land for future building	322,785	599,418
Investment in related company and trust	8,604	1,805
Property, machinery and equipment – Net	471,454	513,130
Total	$ 6,911,802	$ 5,994,482
Liabilities and Shareholders' Equity		
Current liabilities		
Loans from financial institutions	$ -	$ 725
Suppliers	179,979	163,747
Accrued taxes and expenses	184,353	127,470
Advances to customers	287,095	308,951
Income tax	32,620	37,898
Employee profit-sharing	1,199	1,018
Total current liabilities	685,246	639,809
Financial Lease	71,622	37,643
Other long-term liabilities	13,420	-
Deferred income tax	1,583,712	1,355,249
Total liabilities	2,354,000	2,032,701
Commitments		
Shareholders' equity		
Capital stock	907,143	906,914
Premium over par	483,861	483,861
Reserve for stock repurchase	74,778	78,450
Premium on re-placement of repurchased stock	18,814	17,574
Retained earnings	3,998,293	3,285,645
Deficit in correction of shareholders' equity	(149,540)	(32,574)
Cumulative effect of deferred income tax	(792,697)	(792,697)
Majority shareholders' equity	4,540,652	3,947,173
Minority interest in consolidated companies	17,150	14,608
Total shareholders' equity	4,557,802	3,961,781
Total	$ 6,911,802	$ 5,994,482

The attached notes are part of the consolidated financial statements

Consorcio ARA, S.A. de C.V. and Subsidiaries

Consolidated Statements of Results

For the years ended on December 31, 2003 and 2002
(In thousands of pesos of purchasing power at December 31, 2003, except basis profit per share which is expressed in pesos)

	2003	2002
Income	$ 4,822,645	$ 4,353,083
Costs	3,431,472	3,111,472
Gross profit	1,391,173	1,241,611
Overhead and administrative expenses	370,401	336,797
Operating profit	1,020,772	904,814
Other revenue – Net	(72,472)	(23,166)
Full cost of financing:		
Interest expense	54,954	61,398
Interest income	(50,423)	(43,771)
Loss from monetary position	15,105	19,604
Foreign exchange (gain) loss – net	(3,769)	1,529
	15,867	38,760
Interest in trust losses	-	3,981
Profit before income tax and employee profit-sharing	1,077,377	885,239
Income tax	360,572	311,614
Employee profit-sharing	1,152	1,052
Consolidated net profit	$ 715,653	$ 572,573
Majority net profit	$ 712,648	$ 570,194
Minority net profit	3,005	2,379
Consolidated net profit	$ 715,653	$ 572,573
Basic profit per share	$ 2.17	$ 1.74
Weighted average of shares in circulation	328,024,499	327,907,849

The attached notes are part of the consolidated financial statements

Consorcio ARA, S.A. de C.V. and Subsidiaries

Consolidated statements of changes to shareholders' equity
For the years ended on December 31, 2003 and 2002
(In thousands of pesos of purchasing power at December 31, 2003)

	Capital stock	Premium over par	Reserve for share repurchase	Premium on re-placement of repurchased shares	Retained earnings	Deficit in correction of shareholders' equity	Cumulative effect of deferred income tax	Minority interest in consolidated subsidiaries	Shareholders' equity
Balances at January 1, 2002	$ 907,203	$ 483,861	$ 81,819	$ 15,025	$ 2,715,451	$ (35,319)	$ (792,697)	$ 12,168	$ 3,387,511
Share repurchase	(289)	-	(3,369)	-	-	-	-	-	(3,658)
Gain on re-placement of treasury stock – net	-	-	-	2,549	-	-	-	-	2,549
Full profit	-	-	-	-	570,194	2,745	-	2,440	575,379
Balances at December 31, 2002	906,914	483,861	78,450	17,574	3,285,645	(32,574)	(792,697)	14,608	3,961,781
Re-placement of treasury stock	229	-	(3,672)	-	-	-	-	-	(3,443)
Gain on re-placement of treasury stock – Net	-	-	-	1,240	-	-	-	-	1,240
Full profit	-	-	-	-	712,648	(116,966)	-	2,542	598,224
Balances at December 31, 2003	$ 907,143	$ 483,861	$ 74,778	$ 18,814	$ 3,998,293	$ (149,540)	$ (792,697)	$ 17,150	$ 4,557,802

The attached notes are part of the consolidated financial statements

NY3:#7384733v1

Consorcio ARA, S.A. de C.V. and Subsidiaries

General Consolidated Balance Sheets

At December 31, 2003 and 2002
(In thousands of pesos of purchasing power at December 31, 2003)

	2003	2002
Operations:		
Consolidated net profit	$ 715,653	$ 572,573
Plus (minus) items that did not require (Generation) the use of funds:		
Depreciation	59,199	53,899
Deferred income tax	228,739	197,119
Profit on sale of subsidiary's stock	(8,266)	-
Interest in trust losses	-	3,981
	995,325	827,572
Changes in operating assets and liabilities:		
(Increase) reduction in:		
Customers – Net	(152,593)	41,011
Accounts [receivable] from related companies	(90,081)	-
Inventories and land for future construction	(820,079)	(559,987)
Other assets	43,581	(42,381)
(Increase) reduction in:		
Suppliers	16,293	(131,434)
Related-company debts	-	(2,444)
Accrued taxes and expense	48,091	28,397
Advances to customers	(21,856)	(9,995)
Income tax	(5,278)	1,963
Employee profit-sharing	181	267
Funds generated from operations	13,584	152,969
Financing:		
Loans from financial institutions	(725)	(227)
Financial lease	63,091)	39,826
Payments on financial lease	(17,155)	(5,902)
(Repurchase) re-placement of treasury shares	(2,203)	(1,109)
Funds generated from financing activities	43,008	32,588
Investment:		
Investment in property, machinery, and equipment	(185,766)	(137,702)
Divestiture of subsidiary and trust	201,587	8,218
Funds generated by (used in) investment activities	15,821	(129,484)
Temporary investments and cash		
Increase	72,413	56,073
Balance at the start of the year	826,873	770,800
Balance at the end of the year	$ 899,286	$ 826,873

The attached notes are part of the consolidated financial statements

CUESTIONARIO SOBRE GOBIERNO CORPORATIVO DEL EMISOR

28/06/04

ARA

1. Consejo de Administración

1. SOBRE LAS FUNCIONES DEL CONSEJO DE ADMINISTRACIÓN

EL CONSEJO DE ADMINISTRACION ES EL ÓRGANO MÁXIMO DE ADMINISTRACIÓN DE CONSORCIO ARA, POR ESTA RAZÓN ES RESPONSABLE DEL MANEJO DE LOS NEGOCIOS DE LA EMPRESA. LA AUTORIDAD Y LA RESPONSABILIDAD ÚLTIMA DEL CONTROL DIRECTIVO DE LA EMPRESA RECAEN EN ÉL. ESPECÍFICAMENTE SE ABOCA A FORMULAR JUNTO CON LA ALTA DIRECCIÓN EN CONFORMAR ESTRATEGIAS Y A SUPERVISAR LA IMPLEMENTACIÓN DE LAS NORMAS MISMAS, A TRAVÉS DE LAS ACCIONES DE LA DIRECCIÓN. PARA ESTE FIN ES CONSTANTEMENTE INFORMADO POR PARTE DE LOS RESPONSABLES DE CADA FUNCIÓN OPERATIVA.

2. SOBRE LA ESTRUCTURA DEL CONSEJO DE ADMINISTRACIÓN

EL CONSEJO DE ADMINISTRACIÓN DE CONSORCIO ARA ESTÁ CONFORMADO POR 11 CONSEJEROS PROPIETARIOS, INCLUYENDO SU PRESIDENTE Y VICEPRESIDENTE Y 11 CONSEJEROS SUPLENTES. CUENTA ADEMÁS CON UN COMISARIO PROPIETARIO, UN COMISARIO SUPLENTE Y UN SECRETARIO. ESTOS SON ELEGIDOS ANUALMENTE EN LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS.

Sobre la Integración del Consejo de Administración	SI	NO
1 ¿El Consejo de Administración está integrado por un número no menor a cinco y no mayor a quince consejeros propietarios? (principio 2)	X	
2* ¿Existen únicamente Consejeros Propietarios? (principio 3)		X
3 ¿Los consejeros suplentes únicamente pueden suplir a un consejero propietario previamente establecido? (principio 3)	X	
4 ¿En su caso el consejero propietario sugiere al Consejo la designación de la persona que será su respectivo suplente? (principio 3)	X	
5 ¿Los consejeros independientes y patrimoniales, en conjunto, constituyen al menos el 40% del Consejo de Administración? (principio 7)	X	
6 ¿Los consejeros independientes representan cuando menos el 20% del total de consejeros? (principio 7)	X	
7 ¿En el informe anual presentado por el consejo de Administración se mencionan cuáles consejeros tienen la calidad de independientes y cuáles de patrimoniales? (principio 8)	X	
8 ¿Se indica en el informe anual la categoría a la que pertenecen los consejeros patrimoniales? (principio 8)	X	
9 ¿En el informe anual del Consejo de Administración se indican los principales cargos de cada consejero a la fecha del informe? (principio 9)	X	

* En caso de responder afirmativamente a esta pregunta, se deberá responder 'NO APLICA' para las preguntas 3) y 4) siguientes en la columna de comentarios.

Sobre la Estructura del Consejo de Administración	SI	NO
10 ¿El Consejo de Administración realiza las funciones de Compensación y Evaluación, Auditoría y Planeación y Finanzas? (principio 10)	X	
Comentarios: ESTAS FUNCIONES SON REALIZADAS A TRAVÉS DE LOS COMITES DEL CONSEJO DE ADMINISTRACIÓN		
11 ¿Los órganos intermedios únicamente están conformados por consejeros propietarios? (principio 12)	X	
12 ¿Cada órgano intermedio se compone de 3 miembros como mínimo y 7 como máximo? (principio 13)	X	
13 ¿Cada consejero independiente, además de cumplir con sus funciones en el Consejo, participa en al menos uno de los órganos intermedios? (principio 16)	X	
Comentarios: SOLO UN CONSEJERO INDEPENDIENTE NO PARTICIPA		
14 ¿El órgano intermedio que se encarga de la función de Auditoría es presidido por un consejero independiente? (principio 17)	X	

Sobre la Operación del Consejo de Administración	SI	NO
15 ¿El consejo de Administración se reúne al menos 4 veces al año? (principio 18)	X	

Sobre la Operación del Consejo de Administración	SI	NO
16 ¿Cuando menos una de la reuniones del Consejo de Administración está dedicada a la definición de la estrategia de mediano y largo plazos de la sociedad? (principio 18)		X
Comentarios: ESTOS TEMAS SE HAN TRATADO EN EL COMITÉ DE FINANZAS Y PLANEACIÓN		
17 ¿Con acuerdo de al menos el 25% de consejeros, se puede convocar a una sesión de Consejo? (principio 19)	X	
18 ¿Los consejeros tienen acceso a toda la información relevante con cuando menos 5 días hábiles a la sesión? (principio 20)		X
19*¿Existe algún mecanismo que asegure que los consejeros puedan evaluar cuestiones sobre asuntos estratégicos, aún cuando no reciban la información necesaria con cuando menos 5 días hábiles de anticipación? (principio 20)	X	
20*¿Se induce al consejero nombrado por primera vez, explicándole sus responsabilidades y la situación de la sociedad? (principio 21)	X	
Sobre los Deberes de los Consejeros	**SI**	**NO**
21 ¿Los consejeros comunican al Presidente y al Secretario del Consejo cualquier conflicto de interés que implique se deban de abstener de votar y en efecto se abstienen de participar en la deliberación correspondiente? (principio 22)	X	
22 ¿Los consejeros únicamente utilizan los activos o servicios de la sociedad sólo para el cumplimiento de su objeto social? (principio 23)	X	
23 ¿En su caso, se definen políticas claras para cuando los consejeros utilicen excepcionalmente los activos de la sociedad para cuestiones personales? (principio 23)		X
Comentarios: NO SE DA EL CASO DE UTILIZACIÓN DE ACTIVOS PARA CUESTIONES PERSONALES		
24*¿Los consejeros dedican tiempo a sus funciones asistiendo cuando menos al 70% de las sesiones a las que es convocado? (principio 24)	X	
25*¿Los consejeros mantienen absoluta confidencialidad acerca de los asuntos sociales de los que tienen conocimiento a través de las sesiones a las que asisten? (principio 25)	X	
Comentarios: EN CADA CASO CONCRETO SE PREVIENE SOBRE LA CONFIDENCIALIDAD DE LA INFORMACIÓN		
26 ¿Los consejeros propietarios y los consejeros suplentes se mantienen mutuamente informados acerca de los asuntos tratados en las sesiones del consejo? (principio 26)		X
27 ¿Se apoya al Consejo de Administración a través de opiniones, recomendaciones y orientaciones que se deriven del análisis del desempeño de la empresa? (principio 27)	X	

CUESTIONARIO SOBRE GOBIERNO CORPORATIVO DEL EMISOR

28/06/04

ARA

2. Función de Compensación y Evaluación

EL CONSEJO DE ADMINISTRACIÓN A TRAVÉS DE UN COMITÉ EJECUTIVO Y UN COMITÉ DE COMPENSACIÓN Y EVALUACIÓN FIJA LAS CONDICIONES DE CONTRATACIÓN Y LAS COMPENSACIONES QUE SE LES OTORGAN A LOS FUNCIONARIOS DE ALTO NIVEL, LAS CUALES DEPENDEN DIRECTAMENTE DE SUS RESULTADOS OBTENIDOS EN FORMA MENSUAL, TRIMESTRAL Y CUATRIMESTRAL, ACORDE A LAS METAS Y OBJETIVOS ESTRATÉGICOS DE LA EMPRESA.

Sobre la Operación del Órgano que cumple con la función de Evaluación y Compensación	SI	NO
28 ¿El órgano intermedio que realiza las funciones de Evaluación y Compensación revisa que las condiciones de contratación de ejecutivos de alto nivel y que los pagos probables por separación de la sociedad, se apeguen a lineamientos aprobados por el Consejo? (principio 29)		X
29 ¿La estructura y las políticas utilizadas para la determinación de los paquetes de consejeros y funcionarios son reveladas? (principio 30)	X	

CUESTIONARIO SOBRE GOBIERNO CORPORATIVO DEL EMISOR

28/06/04

ARA

3. Función de Auditoría

EN RELACIÓN AL CUESTIONAMIENTO GENERAL RELATIVO A COMENTAR LOS PROCESOS QUE SE UTILIZAN PARA DESEMPEÑAR LA FUNCIÓN DE AUDITORÍA, DESCRIBIENDO ESPECÍFICAMENTE COMO ES QUE EL ÓRGANO INTERMEDIO INTERACTÚA CON EL CONSEJO EN RELACIÓN A LAS PRÁCTICAS CONTABLES DE LA SOCIEDAD, Y A LOS MECANISMOS QUE TIENE PARA ASEGURAR UNA BUENA CALIDAD EN INFORMACIÓN FINANCIERA; ES CONVENIENTE MENCIONAR QUE LA FUNCIÓN DE AUDITORIA COMPRENDE VARIOS TEMAS, LOS CUALES FUERON ANALIZADOS, COMENTADOS Y DESARROLLADOS POR EL COMITÉ DE AUDITORÍA.

Sobre la Selección de Auditores	SI	NO
30 ¿Los ingresos del auditor externo así como de cualquier otra revisión externa, provenientes de llevar a cabo la auditoría de la sociedad, representan un porcentaje igual o menor al 20% de los ingresos totales de los despachos encargados?(principio 32)	X	
31 ¿La rotación del socio que dictamina a la sociedad es de al menos cada 6 años?(principio 33)	X	
32 ¿La persona que firma el dictamen de la auditoría a los estados financieros anuales de la sociedad es distinta de aquella que actúa como Comisario?(principio 34)	X	
33 ¿Se revela información en el Informe Anual acerca del perfil profesional del Comisario de la sociedad?(principio 35)	X	
Sobre la Información Financiera	SI	NO
34 ¿La sociedad cuenta con un área de auditoría interna?(principio 36)	X	
35 ¿El órgano intermedio que se encarga de realizar la función de Auditoría somete las políticas contables a la aprobación del Consejo?(principio 37)	X	

Sobre la Información Financiera	SI	NO
36 ¿El órgano intermedio que se encarga de la función de Auditoría se cerciora si la información financiera pública intermedia se elabora de acuerdo con los mismos principios, criterios y prácticas con los que se elaborarán los informes anuales? (principio 39)	X	
Sobre los Controles Internos	**SI**	**NO**
37 ¿Existe un sistema de control interno? (principio 41)	X	
38 ¿Se someten a la aprobación del Consejo los lineamientos generales del sistema de control interno? (principio 41)	X	
39 ¿El órgano intermedio que se encarga de la función de Auditoría evalúa y emite una opinión acerca de la efectividad del sistema de control interno? (principio 42)		X
Comentarios: DURANTE 2003, SE REALIZÓ UN DIAGNÓSTICO SOBRE EL FUNCIONAMIENTO DEL SISTEMA DE CONTROL INTERNO. DICHO DIAGNÓSTICO FUE ELABORADO CONJUNTAMENTE CON LA SUBDIRECCIÓN DE AUDITORIA INTERNA Y EL DESPACHO DE AUDITORES EXTERNOS Y SE EMITIERON LAS RECOMENDACIONES NECESARIAS.		
40 ¿Los auditores externos validan la efectividad del sistema de control interno y emiten un reporte respecto a dichos controles? (principio 43)		X
Comentarios: DURANTE 2003, SE REALIZÓ UN DIAGNÓSTICO SOBRE EL FUNCIONAMIENTO DEL SISTEMA DE CONTROL INTERNO. DICHO DIAGNÓSTICO FUE ELABORADO CONJUNTAMENTE CON LA SUBDIRECCIÓN DE AUDITORIA INTERNA Y EL DESPACHO DE AUDITORES EXTERNOS Y SE EMITIERON LAS RECOMENDACIONES NECESARIAS.		
Revisión del Cumplimiento Disposiciones	**SI**	**NO**
41 ¿El órgano intermedio que se encarga de la función de Auditoría verifica que existan controles que permitan determinar si la sociedad cumple con las disposiciones que le son aplicables y lo reporta periódicamente al Consejo? (principio 44)	X	
42 ¿La revisión del cumplimiento de todas las disposiciones aplicables se lleva a cabo cuando menos una vez al año? (principio 44)	X	
43 ¿Se informa periódicamente al Consejo de Administración acerca de la situación legal de la misma? (principio 45)	X	

4. Función de Finanzas y Planeación

ACTUALMENTE EL ÓRGANO INTERMEDIO ESPECÍFICO PARA TRATAR LA FUNCIÓN DE FINANZAS Y PLANEACIÓN ES EL PROPIO COMITÉ DE FINANZAS Y PLANEACIÓN.

PERIODICAMENTE EL COMITÉ REVISA LOS PRESUPUESTOS Y PLANES DE EXPANSIÓN CERCIORÁNDOSE DE SU CONSISTENCIA CON LAS ESTRATEGIAS GENERALES DE LA EMPRESA, TRÁMITES TENDIENTES A LOGRAR LAS METAS DE RENTABILIDAD, SALUD FINANCIERA Y CRECIMIENTO.

Sobre la Operación del Órgano intermedio que se encarga de la función de Finanzas y Planeación	SI	NO
44 ¿El órgano intermedio que se encarga de la función de Finanzas y Planeación emite una evaluación acerca de la viabilidad de las principales inversiones y transacciones de financiamiento de la sociedad? (principio 47)	X	
45 ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación evalúa periódicamente la posición estratégica de la sociedad de acuerdo a lo estipulado en el plan estratégico? (principio 48)	X	
46 ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo vigilando la congruencia de las políticas de inversión y de financiamiento con la visión estratégica de la sociedad? (principio 49)	X	
47 ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo revisando las proyecciones financieras de la sociedad asegurando su congruencia con el plan estratégico de la sociedad? (principio 50)	X	

Pregunta Opcional

NO APLICA

CUESTIONARIO SOBRE GOBIERNO CORPORATIVO DEL [illegible]

28/06/04

ARA

1. DERECHOS DE ACCIONISTAS

Sobre la Información y Orden del Día de la Asamblea de Accionistas	SI	NO
1 ¿Se omitió del Órden del Día de las Asambleas el punto referente a 'Asuntos Varios'?(principio 51)	X	
2 ¿Se evitó la agrupación de asuntos relacionados con diferentes temas en un solo punto del Órden del Día?(principio 51)	X	
3 ¿Toda la información sobre cada punto del Órden del Día de la Asamblea de Accionistas está disponible con 15 días de anticipación?(principio 52)	X	
4 ¿Se facilita a los accionistas con algún formulario que contenga en detalle la información y posibles alternativas de voto sobre los asuntos del Órden del Día, para que puedan girar instrucciones a sus mandatarios?(principio 53)	X	
5 ¿Dentro de la información que se entrega a los accionistas, se incluye la propuesta de integración del Consejo de Administración, acompañado de información referida al perfil profesional de los candidatos?(principio 54)		X
Sobre la Información y Comunicación entre el Consejo de Administración y los Accionistas	**SI**	**NO**
6 ¿El Consejo de Administración incluye en su informe anual a la Asamblea aspectos relevantes de los trabajos de cada órgano intermedio y los nombres de sus integrantes?(principio 55)		X
Comentarios: SOLO PARA EL CASO DEL COMITE DE AUDITORÍA		
7 ¿Los informes de cada órgano intermedio presentados al Consejo están a disposición de los accionistas junto con el material para la Asamblea?(principio 55)	X	
8 ¿La sociedad cuenta con políticas, mecanismos y personas responsables para informar a los inversionistas y mantener cauces de comunicación con los accionistas e inversionistas potenciales?(principio 56)	X	

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2004

RECEIVED
2004 MAY 30 P 5:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ESTADO DE SITUACION FINANCIERA
AL 31 DE MARZO DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**ACTIVO TOTAL**	7,411,939	100	6,403,589	100
2	**ACTIVO CIRCULANTE**	6,830,939	92	5,883,253	92
3	EFECTIVO E INVERSIONES TEMPORALES	802,665	11	892,773	14
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	1,504,478	20	1,353,882	21
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	24,244	0	0	0
6	INVENTARIOS	4,398,906	59	3,504,173	55
7	OTROS ACTIVOS CIRCULANTES	100,646	1	132,425	2
	LARGO PLAZO	76,300	1	0	0
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	69,750	1	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	6,550	0	0	0
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	504,700	7	520,336	8
13	INMUEBLES	107,129	1	209,373	3
14	MAQUINARIA Y EQUIPO INDUSTRIAL	581,278	8	471,510	7
15	OTROS EQUIPOS	147,177	2	141,680	2
16	DEPRECIACION ACUMULADA	347,394	5	307,013	5
17	CONSTRUCCIONES EN PROCESO	16,510	0	4,786	0
18	**ACTIVO DIFERIDO (NETO)**	0	0	0	0
19	**OTROS ACTIVOS**	0	0	0	0
20	**PASIVO TOTAL**	2,626,481	100	2,231,028	100
21	**PASIVO CIRCULANTE**	896,545	34	751,027	34
22	PROVEEDORES	143,615	5	155,409	7
23	CREDITOS BANCARIOS	200,000	8	104,230	5
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	28,871	1	9,342	0
26	OTROS PASIVOS CIRCULANTES	524,059	20	482,046	22
	PASIVO A LARGO PLAZO	90,165	3	47,352	2
28	CREDITOS BANCARIOS	0	0	0	0
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	90,165	3	47,352	2
31	**CREDITOS DIFERIDOS**	1,639,771	62	1,432,649	64
32	**OTROS PASIVOS**	0	0	0	0
33	**CAPITAL CONTABLE**	4,785,458	100	4,172,561	100
34	**PARTICIPACION MINORITARIA**	18,000		15,438	
35	**CAPITAL CONTABLE MAYORITARIO**	4,767,458	100	4,157,123	100
36	**CAPITAL CONTRIBUIDO**	1,433,920	30	1,431,830	34
37	CAPITAL SOCIAL PAGADO (NOMINAL)	437,543	9	437,508	10
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	484,382	10	484,330	12
39	PRIMA EN VENTA DE ACCIONES	511,995	11	509,992	12
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	3,333,538	70	2,725,293	65
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	4,061,065	85	3,337,019	80
43	RESERVA PARA RECOMPRA DE ACCIONES	85,839	2	87,328	2
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(979,682)	(20)	(843,086)	(20)
45	**RESULTADO NETO DEL EJERCICIO**	166,316	3	144,032	3

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA** TRIMESTRE: **1** AÑO: **2004**

CONSORCIO ARA, S.A DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	802,665	100	892,773	100
46	EFECTIVO	129,813	16	36,690	4
47	INVERSIONES TEMPORALES	672,852	84	856,083	96
18	**CARGOS DIFERIDOS**	0	100	0	100
48	GASTOS AMORTIZABLES (NETO)		0	0	0
49	CREDITO MERCANTIL		0	0	0
	IMPUESTOS DIFERIDOS		0	0	0
	OTROS		0	0	0
21	**PASIVO CIRCULANTE**	896,545	100	751,027	100
52	PASIVOS EN MONEDA EXTRANJERA	7,543	1	28,361	4
53	PASIVOS EN MONEDA NACIONAL	889,002	99	722,666	96
24	**CREDITOS BURSATILES CORTO PLAZO**	0	100	0	100
54	PAPEL COMERCIAL		0	0	0
55	PAGARE DE MEDIANO PLAZO		0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES		0	0	0
26	**OTROS PASIVOS CIRCULANTES**	524,059	100	482,046	100
57	OTROS PASIVOS CIRCULANTES CON COSTO	32,190	6	16,642	3
58	OTROS PASIVOS CIRCULANTES SIN COSTO	491,869	94	465,404	97
27	**PASIVO A LARGO PLAZO**	90,165	100	47,352	100
59	PASIVO EN MONEDA EXTRANJERA	8,874	10	0	0
60	PASIVO EN MONEDA NACIONAL	81,291	90	47,352	100
29	**CREDITOS BURSATILES LARGO PLAZO**	0	100	0	100
	OBLIGACIONES		0	0	0
	PAGARE DE MEDIANO PLAZO		0	0	0
30	**OTROS CREDITOS**	90,165	100	47,352	100
63	OTROS CREDITOS CON COSTO	76,524	85	47,352	100
64	OTROS CREDITOS SIN COSTO	13,641	15	0	0
31	**CREDITOS DIFERIDOS**	1,639,771	100	1,432,649	100
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	1,639,771	100	1,432,649	100
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	0	100	0	100
68	RESERVAS		0	0	0
69	OTROS PASIVOS		0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	(979,682)	100	(843,086)	100
0	RESULTADO ACUMULADO POR POSICION MONETARIA	(606,327)	(62)	(469,753)	(56)
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(373,355)	(38)	(373,333)	(44)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA** TRIMESTRE: **1** AÑO: **2004**

CONSORCIO ARA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

OTROS CONCEPTOS

(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	5,934,394	5,132,226
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
74	NUMERO DE FUNCIONARIOS (*)	38	37
75	NUMERO DE EMPLEADOS (*)	587	560
76	NUMERO DE OBREROS (*)	8,854	8,522
77	NUMERO DE ACCIONES EN CIRCULACION (*)	328,155,874	328,130,074
78	NUMERO DE ACCIONES RECOMPRADAS (*)	56,000	81,800

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE 1 AÑO: 2004

ESTADO DE RESULTADOS
DEL 1 DE ENERO AL 31 DE MARZO DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	1,166,584	100	1,030,674	100
2	COSTO DE VENTAS	829,429	71	735,486	71
3	**RESULTADO BRUTO**	337,155	29	295,188	29
4	GASTOS DE OPERACION	91,938	8	79,483	8
5	**RESULTADO DE OPERACION**	245,217	21	215,705	21
6	COSTO INTEGRAL DE FINANCIAMIENTO	1,539	0	355	0
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	243,678	21	215,350	21
	OTRAS OPERACIONES FINANCIERAS	(9,159)	(1)	(14,878)	(1)
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	252,837	22	230,228	22
10	PROVISION PARA IMPUESTOS Y P.T.U.	83,816	7	85,575	8
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	169,021	14	144,653	14
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	(2,053)	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	166,968	14	144,653	14
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	166,968	14	144,653	14
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	166,968	14	144,653	14
19	PARTICIPACION MINORITARIA	652		621	0
20	**RESULTADO NETO MAYORITARIO**	166,316	14	144,032	14

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2004

ESTADO DE RESULTADOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	1,166,584	100	1,030,674	100
21	NACIONALES	1,166,584	100	1,030,674	100
22	EXTRANJERAS	0	0	0	0
23	CONVERSION EN DOLARES (***)	0	0	0	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	1,539	100	355	100
	INTERESES PAGADOS	13,769	895	14,023	3,950
5	PERDIDA EN CAMBIOS	1,464	95	2,154	607
26	INTERESES GANADOS	11,873	771	18,107	5,101
27	GANANCIA EN CAMBIOS	1,107	72	660	186
28	RESULTADO POR POSICION MONETARIA	(714)	(46)	2,945	830
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	(9,159)	100	(14,878)	100
29	OTROS GASTOS Y (PRODUCTOS) NETO	(9,159)	(100)	(14,878)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	83,816	100	85,575	100
32	I.S.R.	27,485	33	24,717	29
33	I.S.R. DIFERIDO	56,060	67	60,575	71
34	P.T.U.	271	0	283	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2004

ESTADO DE RESULTADOS

OTROS CONCEPTOS DE RESULTADOS

(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	1,166,585	1,030,675
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	5,034,271	4,568,253
39	RESULTADO DE OPERACION (**)	1,066,322	952,903
40	RESULTADO NETO MAYORITARIO (**)	730,291	620,284
41	RESULTADO NETO (**)	733,308	622,939

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA TRIMESTRE: 1 AÑO: 2004

CONSORCIO ARA, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE MARZO DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**1,166,584**	**100**	**1,030,674**	**100**
2	COSTO DE VENTAS	829,429	71	735,486	71
3	**RESULTADO BRUTO**	**337,155**	**29**	**295,188**	**29**
4	GASTOS DE OPERACION	91,938	8	79,483	8
5	**RESULTADO DE OPERACION**	**245,217**	**21**	**215,705**	**21**
6	COSTO INTEGRAL DE FINANCIAMIENTO	1,539	0	355	0
	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	**243,678**	**21**	**215,350**	**21**
8	OTRAS OPERACIONES FINANCIERAS	(9,159)	(1)	(14,878)	(1)
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**252,837**	**22**	**230,228**	**22**
10	PROVISION PARA IMPUESTOS Y P.T.U.	83,816	7	85,575	8
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**169,021**	**14**	**144,653**	**14**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	(2,053)	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**166,968**	**14**	**144,653**	**14**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**166,968**	**14**	**144,653**	**14**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**166,968**	**14**	**144,653**	**14**
19	PARTICIPACION MINORITARIA	652		621	0
20	**RESULTADO NETO MAYORITARIO**	**166,316**	**14**	**144,032**	**14**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2004

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**1,166,584**	**100**	**1,030,674**	**100**
21	NACIONALES	1,166,584	100	1,030,674	100
22	EXTRANJERAS	0	0	0	0
23	CONVERSION EN DOLARES (***)	0	0	0	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**1,539**	**100**	**355**	**100**
	INTERESES PAGADOS	13,769	895	14,023	3,950
5	PERDIDA EN CAMBIOS	1,464	95	2,154	607
26	INTERESES GANADOS	11,873	771	18,107	5,101
27	GANANCIA EN CAMBIOS	1,107	72	660	186
28	RESULTADO POR POSICION MONETARIA	(714)	(46)	2,945	830
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(9,159)**	**100**	**(14,878)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(9,159)	(100)	(14,878)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**83,816**	**100**	**85,575**	**100**
32	I.S.R.	27,485	33	24,717	29
33	I.S.R. DIFERIDO	56,060	67	60,575	71
34	P.T.U.	271	0	283	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2004

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA
DEL 1 DE ENERO AL 31 DE MARZO DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**166,968**	**144,653**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	70,035	80,225
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**237,003**	**224,878**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(523,345)	(281,573)
	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION	**(286,342)**	**(56,695)**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	205,978	113,113
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	11,855	9,113
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**217,833**	**122,226**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(42,231)**	**(12,560)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(110,740)	52,971
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	913,405	839,802
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	802,665	892,773

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: AÑO: 2004

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**70,035**	**80,225**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	16,385	15,211
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	357	1,494
:	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	(714)	2,945
17	+ (-) OTRAS PARTIDAS	54,007	60,575
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(523,345)**	**(281,573)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(213,985)	(196,347)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(293,935)	(83,598)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(13,764)	1,153
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(39,189)	(10,898)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	37,528	8,117
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**205,978**	**113,113**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	200,000	103,494
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	0	0
25	+ DIVIDENDOS COBRADOS	0	0
6	+ OTROS FINANCIAMIENTOS	5,978	9,619
7	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	0	0
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**11,855**	**9,113**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	540	743
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	11,315	8,370
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(42,231)**	**(12,560)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	1,834
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(42,231)	(14,394)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2004

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	14.31	%	14.03	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	15.32	%	14.92	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	9.89	%	9.73	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	0.43	%	(2.04)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.68	veces	0.71	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	9.97	veces	8.78	veces
8	ROTACION DE INVENTARIOS (**)	0.81	veces	0.93	veces
9	DIAS DE VENTAS POR COBRAR	116	dias	118	dias
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	18.00	%	38.16	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	35.44	%	34.84	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.55	veces	0.53	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	0.63	%	1.27	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	17.87	%	9.10	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	17.81	veces	15.38	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.92	veces	2.05	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	7.62	veces	7.83	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	2.71	veces	3.17	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	2.60	veces	2.64	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	89.53	%	118.87	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	20.32	%	21.82	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(44.86)	%	(27.32)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	(20.80)	veces	(4.04)	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	94.56	%	92.54	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	5.44	%	7.46	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	100.00	%	114.60	%

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2004

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ 2.23	$ 1.89
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00	$ .00
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00	$ .00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ .51	$ .44
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00	$ .00
	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00	$ .00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00	$ .00
8	VALOR EN LIBROS POR ACCION	$ 14.53	$ 12.67
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00	$ .00
10	DIVIDENDO EN ACCIONES POR ACCION	.00 acciones	.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	2.41 veces	1.37 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	15.69 veces	9.20 veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00 veces	.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ANEXO 1

CONSOLIDADO
Impresión Final

Comentarios y Análisis de la Administración sobre los Resultados de Operación y Situación Financiera de la Compañía

Resumen Ejecutivo

Primer Trimestre 2004:
Ventas de 3,508 unidades, equivalente a 5,555 unidades al precio representativo de la industria con ingresos de $ 1,166.6 millones de pesos, incremento del 13.2% con respecto al primer trimestre de 2003
Utilidad Bruta alcanzó los $ 337.2 millones de pesos, con un margen bruto de 28.9% creciendo 14.2% comparado con el mismo periodo del año anterior
Utilidad de Operación $ 245.2 millones de pesos, con un margen de operación de 21.0% con un incremento del 13.7% con respecto al primer trimestre del año anterior
Utilidad Neta cerró con $ 167.0 millones de pesos, lo que representa un incremento del 15.4% alcanzando un margen neto de 14.3%
EBITDA de $ 261.6 millones de pesos, 22.4% con respecto a ventas, creciendo 13.3% contra el mismo trimestre del año anterior
Precio promedio de $ 331.6 miles de pesos, 12.0% sobre el año anterior

Abril 2003 a Marzo 2004:
Ventas de 16,096 unidades, equivalente a 23,972 unidades al precio representativo de la industria con ingresos de $ 5,034.3 millones de pesos, incremento del 10.2% con respecto al año 2003
Utilidad Bruta alcanzó los $ 1,455.0 millones de pesos, con un margen bruto de 28.9% creciendo 11.4% comparado con el mismo periodo del año anterior
Utilidad de Operación de $ 1,066.3 millones de pesos, incremento del 11.9% con respecto al 2003, alcanzando un margen del 21.2%
Utilidad Neta de $ 733.3 millones de pesos, incremento del 17.7% con respecto al 2003 alcanzando un margen neto del 14.6%
EBITDA de $ 1,136.6 millones de pesos, incremento del 12.5% con respecto al 2003 y alcanzando un margen del 22.6%
Precio Promedio de $ 310.7 miles de pesos incremento del 10.0% con respecto al 2003

Balance General al 31 de Marzo 2004:
El nivel de efectivo alcanzó los $ 802.7 millones de pesos, representado el 10.1% de decremento contra el año anterior
Los pasivos con costo representan el 41% de nuestro nivel de efectivo
Sin tomar en cuenta los pasivos diferidos, el apalancamiento se mantuvo bajo, a niveles de 13.1% total de pasivos a total de activos
Al cierre de Marzo del 2004 se cuenta con una reserva territorial suficiente para 116,464 casas a plan maestro, equivalentes a 131,675 viviendas de interés social
Al cierre del primer trimestre el Backlog alcanzó 22,945 unidades, lo que representa un incremento del 22.7% con respecto al año anterior. Suficiente para financiar la venta de mas de un año de ingresos futuros

Comentarios y Análisis de la Administración sobre los Resultados de Operación y Situación Financiera de la Compañía

Resumen Ejecutivo

Primer Trimestre 2004:
Ventas de 3,508 unidades, equivalente a 5,555 unidades al precio representativo de la industria con ingresos de $ 1,166.6 millones de pesos, incremento del 13.2% con respecto al primer trimestre de 2003

Utilidad Bruta alcanzó los $ 337.2 millones de pesos, con un margen bruto de 28.9% creciendo 14.2% comparado con el mismo periodo del año anterior
Utilidad de Operación $ 245.2 millones de pesos, con un margen de operación de 21.0% con un incremento del 13.7% con respecto al primer trimestre del año anterior
Utilidad Neta cerró con $ 167.0 millones de pesos, lo que representa un incremento del 15.4% alcanzando un margen neto de 14.3%
EBITDA de $ 261.6 millones de pesos, 22.4% con respecto a ventas, creciendo 13.3% contra el mismo trimestre del año anterior
Precio promedio de $ 331.6 miles de pesos, 12.0% sobre el año anterior

Abril 2003 a Marzo 2004:
Ventas de 16,096 unidades, equivalente a 23,972 unidades al precio representativo de la industria con ingresos de $ 5,034.3 millones de pesos, incremento del 10.2% con respecto al año 2003
Utilidad Bruta alcanzó los $ 1,455.0 millones de pesos, con un margen bruto de 28.9% creciendo 11.4% comparado con el mismo periodo del año anterior
Utilidad de Operación de $ 1,066.3 millones de pesos, incremento del 11.9% con respecto al 2003, alcanzando un margen del 21.2%
Utilidad Neta de $ 733.3 millones de pesos, incremento del 17.7% con respecto al 2003 alcanzando un margen neto del 14.6%
EBITDA de $ 1,136.6 millones de pesos, incremento del 12.5% con respecto al 2003 y alcanzando un margen del 22.6%
Precio Promedio de $ 310.7 miles de pesos incremento del 10.0% con respecto al 2003

Balance General al 31 de Marzo 2004:
El nivel de efectivo alcanzó los $ 802.7 millones de pesos, representado el 10.1% de decremento contra el año anterior
Los pasivos con costo representan el 41% de nuestro nivel de efectivo
Sin tomar en cuenta los pasivos diferidos, el apalancamiento se mantuvo bajo, a niveles de 13.1% total de pasivos a total de activos
Al cierre de Marzo del 2004 se cuenta con una reserva territorial suficiente para 116,464 casas a plan maestro, equivalentes a 131,675 viviendas de interés social
Al cierre del primer trimestre el Backlog alcanzó 22,945 unidades, lo que representa un incremento del 22.7% con respecto al año anterior. Suficiente para financiar la venta de mas de un año de ingresos futuros

El detalle de las ventas se muestra a continuación:

	1er Trim. 2004		1erTrim. 2003		1erTrim. 2002	
	Unid.	Mill.$	Unid.	Mill.$	Unid.	Mill.$
Prosavi-Progresiva	200	37.0	277	47.6	584	101.1
Infonavit	1,645	438.2	1,361	358.5	1,012	250.1
Fovi	934	260.8	773	222.5	943	266.9
Fovissste	109	35.2	560	141.3	266	65.7
Interés Social	2,688	734.2	2,694	722.3	2,221	582.7
Tipo Medio	566	300.3	435	206.9	387	149.4
Residencial	54	92.0	26	39.5	20	47.4
Terrenos Comer.	--	0.9	--	--		--
Total C/Promotor	3,508	1,164.4	3,432	1,016.3	3,212	880.6
Constructor	--	--	--	7.8	--	
Locales Comerciales	--	2.2	--	6.5	--	3.1
Tipo Medio	--				--	
TOTAL	3,508	1,166.6	3,432	1,030.7	3,212	883.7

Al primer trimestre de 2004 y 2003 se registró un incremento en precios promedio de 12.0% y 8.0% respectivamente.

El detalle se muestra a continuación:

	1erTrim.2004 Miles.$	1erTrim.2003 Miles.$	1erTrim.2002 Miles.$	VAR%	VAR%
Prosavi-Progresiva	184.9	171.8	173.1	7.6	-0.8
Infonavit	266.4	263.4	247.1	1.1	6.6
Fovi	279.3	287.8	283.1	-3.0	1.7
Fovissste	322.8	252.3	247.0	27.9	2.1
Interés Social	273.1	268.1	262.4	1.9	2.2
Tipo Medio	530.6	475.6	386.0	11.6	23.2
Residencial	1,703.0	1,520.2	2,370.2	12.0	-35.9
Total	331.6	296.1	274.2	12.0	8.0

Costo de Ventas
Al primer trimestre de 2004 el costo de ventas aumenta en 12.8% con respecto al mismo periodo del año anterior al registrar un monto de $829.4 millones de pesos representando el 71.1% con respecto a ventas, cifra que disminuyó en 0.3% con respecto al año anterior.

Utilidad Bruta:
Al cierre del primer trimestre de 2004, registramos un margen bruto de 28.9%, con respecto al mismo período del año anterior al registrar $ 337.2 millones de pesos. Una mejoría de 70 puntos base desde el 2002 a la fecha debido a un mayor control de costos de construcción.

A continuación se muestra el detalle por tipo de vivienda:

	1erTrim.2004	1erTrim.2003	1er Trim.2002	VAR PUNTOS 04-03	VAR PUNTOS 03-02
Prosavi-Progresiva	23.8%	23.1%	23.7%	0.7	-0.6
Interés Social	28.4%	28.7%	28.3%	-0.3	0.4
Tipo Medio	30.1%	29.8%	30.1%	0.3	-0.3
Residencial	30.4%	30.3%	30.9%	0.1	-0.6
Promotor	28.9%	28.7%	28.2%	0,2	0.5
Constructor	0.0	0.0%	0.0%	0.0	0.0
Locales Comerciales	48.4%	49.0%	63.6%	-0.6	-14.6
TOTAL	28.9%	28.6%	28.4%	0.3	0.2

Gastos de Administración
Los gastos de administración incluyen, sueldos, salarios de personal técnico, administrativo y de ventas.
Los gastos de administración al primer trimestre de 2004 sumaron $ 91.9 millones de pesos mostrando un incremento con respecto al mismo periodo de 2003 de 15.7%. A pesar del incremento registrado, la proporción con respecto a ventas es similar en ambos periodos al ubicarse en 7.9% y 7.7% respectivamente.

Utilidad de Operación
La utilidad de operación al primer trimestre de 2004 creció 13.7% en comparación al primer trimestre del año anterior, derivado del eficiente control de los gastos de administración.

EBITDA

Durante el primer trimestre de 2004 Consorcio ARA generó un EBITDA por $ 261.6 millones (22.4% de las ventas), 13.3% mayor con el correspondiente al primer trimestre del 2003, de los cuales solo 16.4 millones de pesos son producto de la depreciación. El nivel de EBITDA alcanzado nos permite cubrir el rubro de intereses pagados en más de 19.0 veces.

Costo Integral de Financiamiento

El costo integral de financiamiento presenta un incremento del 333.4%, en relación con el primer trimestre de 2003, registrando un cargo neto de 1.5 millones de pesos. Dicho incremento se debió al menor nivel de efectivo.

El detalle se muestra a continuacion:

	1erTrim. 2004	1erTrim. 2003	1erTrim. 2002	VAR % 04/03	VAR % 03/02
Intereses Pagados	13.8	14.0	12.2	-1.8	14.7
Intereses Ganados	11.9	18.1	11.2	-34.4	61.6
(Pérdida)Ut.Cambiaria	-0.4	-1.5	1.0	-76.1	-250.0
(Pérdida) Ut. Monetaria	0.7	2.9	3.9	-124.2	-25.0
Cto.Integral de Finac.	1.5	0.4	3.9	333.5	-89.7

Impuestos

La compañía registro un total de impuestos por $ 83.8 millones de pesos presentando un decremento del 2.1% con respecto al primer trimestre de 2003. La provisión de Impuestos se mantuvo en los mismos niveles respecto a los ingresos del período.

Utilidad Neta

La utilidad neta fue de $ 167.0 millones de pesos con un margen del 14.3% durante el primer trimestre de 2004, lo que representa un incremento del 15.4%.

La utilidad neta por acción de los últimos 12 meses resultó de 2.23

El detalle se muestra a continuación:

		UDM a MARZO del 2004
Utilidad Neta	Mayoritaria (pesos)	730,291,111
Acciones	(Promedio)	328,054,924
UPA		2.23

Estado de Resultados al primer trimestre de 2004

	1erTrim. 2004		1erTrim. 2003		1erTrim. 2002	
	Mill.de Pesos	%	Mill. de Pesos	%	Mill. de Pesos	%
Ingresos	1,166.6	100.0	1,030.7	100.0	883.7	100.0
Costo de Vtas	829.4	71.1	735.5	71.4	633.2	71.7
Utilidad Bruta	337.2	28.9	295.2	28.6	250.5	28.4
Gastos de Admon.	91.9	7.9	79.5	7.7	68.7	7.8
Utilidad de Operac	245.2	21.0	215.7	20.9	181.8	20.6
CIF	1.5	0.1	0.4	0.0	3.9	0.4
Otros Ingresos	9.2	0.8	14.9	1.4	1.6	0.2
Asoc. en Partic.	-2.1	-0.2	0.0	0.0	0.0	0.0
Ut.antes de Imp.	250.8	21.5	230.2	22.3	174.5	20.3
ISR Diferido	56.1	4.8	60.6	5.9	60.5	6.8
ISR,IMPAC y PTU	27.8	2.4	25.0	2.4	15.7	1.8
Total Impuestos	83.8	7.2	85.6	8.3	76.2	8.6
Utilidad Neta	167.0	14.3	144.7	14.0	103.3	11.7
Depreciación	16.4	1.4	15.2	1.5	12.3	1.4
EBITDA	261.6	22.4	230.9	22.4	194.1	21.6

Resultados de Enero a Diciembre 2004, 2003 y 2002
COMPARATIVO DE UNIDADES Y VENTAS

	Abr-Mzo 2004		Abr-Mzo 2003		Abr-Mzo 2002	
	Unid.	Mill.$	Unid.	Mill.$	Unid.	Mill.$
Prosavi-Progresiva	1,551	273.4	2,114	363.6	2,153	351.2
Infonavit	6,569	1,751.2	7,163	1,843.6	6,195	1,502.9
Fovi	3,528	1,040.3	3,464	985.7	3,690	1,054.2
Fovissste	2,399	667.1	1,383	351.9	2,491	632.5
Interés Social	12,496	3,458.6	12,010	3,181.2	12,376	3,189.6
Tipo Medio	1,893	976.0	1,826	815.2	1,243	496.3
Residencial	156	293.7	85	169.7	133	299.8
Terrenos Comerciales	--	6.2	--	6.5	--	10.1
Total como Promotor	16,096	5,007.8	16,035	4,536.3	15,905	4,347.0
Constructor		2.4		8.5		27.6
Locales Comerciales		24.0		23.5		3.1
Tipo Medio					49	
Total en A/P					49	
T O T A L	16,096	5,034.3	16,035	4,568.3	15,954	4,377.7

PRECIOS PROMEDIO

	Abr-Mzo 2004	Abr-Mzo 2003	Abr-Mzo 2002	Var% 04/03	Var% 03/02
Prosavi-Progresiva	176.3	172.0	163.1	2.5	5.5
Infonavit	266.6	257.4	242.6	3.6	6.1
Fovi	294.9	284.5	285.7	3.7	-0.4
Fovissste	278.1	254.5	253.9	9.3	0.2
Interés Social	276.8	264.9	257.7	4.5	2.8
Tipo Medio	515.6	446.5	399.3	15.5	11.8
Residencial	1,882.5	1,997.0	2,257.1	-5.7	-11.5
T O T A L	310.7	282.5	272.7	10.0	3.6

ESTADO DE RESULTADOS

	Abr-Mzo 2004 Mill.de $	%	Abr-Mzo 2003 Mill.de $	%	Abr-Mzo 2002 Mill.de $	%
Ingresos	5,034.3	100.0	4,568.3	100.0	4,377.6	100.0
Costo de Ventas	3,579.3	71.1	3,262.5	71.4	3,142.2	71.8
Utilidad Bruta	1,455.0	28.9	1,305.7	28.6	1,235.4	28.2
Gastos de Administración	388.7	7.7	352.8	7.7	332.8	7.6
Utilidad de Operación	1,066.3	21.2	952.9	20.9	902.6	20.6
CIF	17.3	0.3	35.9	0.8	33.8	0.8
Otros Ingresos	44.7	0.9	36.8	0.8	12.6	0.3
Asoc. en Partic.	-2.1	0.0	-4.0	-0.1	-5.2	-0.1
Utilidad antes de Impuestos	1,091.6	21.7	949.8	20.8	876.2	20.0
ISR Diferido	246.7	4.9	224.1	4.9	222.6	5.1
ISR, IMPAC y PTU	111.6	2.2	102.8	2.3	100.3	2.3
Total Impuestos	358.3	7.1	326.9	7.2	322.9	7.4
Utilidad Neta	733.3	14.6	622.9	13.6	553.3	12.6
Depreciación	70.3	1.4	57.6	1.3	50.6	1.2
EBITDA	1,136.6	22.6	1,010.5	22.1	953.2	21.8

II) Situación Financiera, Liquidez y Recursos de Capital.

Efectivo e Inversiones Temporales
Al 31 de Marzo de 2004 el nivel de efectivo e inversiones temporales registró $ 802.7 millones de pesos, cantidad inferior en un 10.1% con respecto al mismo periodo de 2003 debido al financiamiento de la operación via nuestros propios recursos. Esto fue motivado por una temporal baja en el pago a desarrolladores por parte de Infonavit y FOVISSSTE.

Mantenemos una política prioritaria de reinversión de utilidades lo que nos permite satisfacer oportunamente los principales requerimientos de efectivo que se derivan de la construcción de viviendas, compra de terrenos y pago de proveedores sin necesidad de recurrir a financiamiento externo.

Cuentas por Cobrar
Se mantienen estrictas políticas de cobranza que tienen como propósito asegurar una recuperación de cartera de manera eficiente dando como resultado 3.9 meses de ventas por cobrar, aún dada la situación prevaleciente durante el primer trimestre, ubicándonos como el líder en la recuperación de cartera dentro del sector.

Inventarios
Incluyen la reserva territorial que son el activo más importante de la empresa, así como las obras en proceso y almacén de materiales de construcción. Este rubro tuvo un incremento del 37.0%. Debido al incremento de obra en proceso derivado del retraso del Infonavit y de FOVISSSTE, asi como a obras de infraestructura realizadas en algunos desarrollos. Cabe destacar que actualmente contamos con la reserva territorial más importante de la industria, equivalente a 131,675 viviendas de interés social con una superficie de 25.0 millones de m2 distribuidas en las zonas geográficas de mayor desarrollo económico del país. El detalle de reserva por tipo de vivienda se muestra a continuación:

	MARZO 2004 unidades	Equivalente en Unidades de Interés Social	Equivalente en Ingresos Millones $
Prosavi-Progresiva	27,274	18,464	5,043.0
Interés Social	77,012	77,012	21,034.5
Tipo Medio	9,256	17,980	4,910.8
Residencia	2,922	18,219	4,976.2
TOTAL	116,464	131,675	35,964.5

Y se encuentra distribuida geográficamente de la siguiente manera:

	Unidades	%
Valle de México	57,663	49.5
Quintana Roo	21,859	18.8
Baja California	6,784	5.8
Toluca, Edo. Mex	6,256	5.4
Morelos	5,461	4.7
Sonora	2,822	2.4
Guanajuato	2,759	2.4
Veracruz	2,755	2.4
Puebla	2,687	2.3
Michoacán	2,304	2.0
Nuevo León	1,349	1.2
Jalisco	1,605	1.4
Querétaro	880	0.8
Chihuahua	648	0.6
Distrito Federal	411	0.4
Guerrero	133	0.1
Sinaloa	48	0.0
Tabasco	40	0.0
T O T A L	116,464	100.0

Capacidad Instalada
Nuestra integración vertical nos permite generar importantes economías de escala. Es conveniente recordar que contamos con la capacidad instálada para producir la totalidad de nuestros requerimientos de concreto. Este hecho en sí mismo nos ubica como uno de los cuatro principales productores de concreto en México.

Al 31 de Marzo de 2004 el rubro de inmuebles, planta y equipo suma un total de $ 468.2 millones de pesos mostrando un incremento del 47.3% con respecto al 31 de Marzo de 2003. La inversión en maquinaria y equipo fue de $ 32.3 millones de pesos y representa el 6.9% del total de activos. Este rubro incluye la planta de mantenimiento de maquinaria y cimbra (COMACI). Adicionalmente incluye áreas comerciales para el beneficio de nuestros clientes. Dichas áreas comerciales son llevadas a cabo por Promotora y Desarrolladora de Centros Comerciales S.A. de C.V. (PDCC), subsidiaria de Consorcio ARA. El 23 de marzo se firmó un convenio marco de coinversión -50% / 50%- con O'Connor Capital Partners para el desarrollo y operación de centros comerciales. El convenio contempla inversiones por cerca de 100 millones de dólares en los próximos cuatro años.

Proveedores

Como apoyo a nuestros proveedores, nos integramos al programa de Cadenas Productivas de Nacional Financiera (Nafinsa) en donde podrán acceder a diversos servicios financieros al amparo de la relación comercial que mantenemos con ellos.

Los proveedores ascienden a $ 143.6 millones de pesos al primer trimestre de 2004, con una rotación de 21 días, en comparación con el registrado al primer trimestre de 2003 por la cantidad de $ 155.4 millones de pesos significando un decremento del 7.6%. Dicho decremento se explica básicamente por el pago de pasivos a proveedores.

Deudas a CP y LP

Registramos deuda de Corto Plazo y Largo Plazo al 31 de Marzo de 2004 por un total de $ 327.4 millones de pesos derivado básicamente de contratos de arrendamiento financiero pactados para la compra de maquinaria y equipo de los cuales $ 33.0 millones corresponden a deuda de corto plazo.

Mantenemos una deuda con costo a capital contable de 6.9%, mantenemos una deuda con costo a activo total de 4.8% y mantenemos una deuda con costo a efectivo e inversiones temporales de 40.8%.

Asimismo, contamos con líneas de crédito vigentes con diversas instituciones financieras por un monto total de $ 1,435.0 millones. El pasivo total a capital contable es de 0.54 veces mostrando una estructura financiera envidiable.

Impuestos Diferidos

Sobre la base del principio contable D-4, los pasivos diferidos al 31 de Marzo de 2004 ascendieron a un total de $ 1,639.8 millones. Por este motivo el apalancamiento, calculado como total del pasivo total a activo se ubica en 35.2%, si no tomáramos en cuenta estos pasivos diferidos el apalancamiento sería del 13.1%.

Capital Contable

El Capital Contable de Consorcio ARA creció 14.7% alcanzando los $ 4,785.5 millones de pesos al 31 de Marzo de 2004 provocado por el nivel de utilidad neta registrada en el periodo.

Políticas de Tesorería

Consorcio ARA ha implementado una serie de políticas y procedimientos que tienen como objetivos asegurar la correcta administración del flujo de efectivo de cada una de las subsidiarias de manera centralizada.

Mantenemos un control estricto sobre la inversión de los excedentes de tesorería invirtiéndolos en instrumentos de alta calidad crediticia. Contamos con eficientes procesos de escrituración y cobranza apegados a estrictas políticas que regulan la operación.

Los pagos a proveedores de bienes y servicios se realizan bajo procedimientos y controles efectivos que nos aseguran cubrir de manera oportuna los compromisos económicos adquiridos con ellos haciendo énfasis en el control de la salida de efectivo.

Balance General al 31 de MARZO 2004.

	MZO 2004 Mill.de Pesos	MZO 2003 Mill.de Pesos	MZO 2002 Mill.de Pesos
Activo Total	7,411.9	6,403.6	5,566.5
Activo Circulante	6,830.9	5,883.3	5,109.6
Efectivo e Inv. Temporales	802.7	892.8	702.9
Cuentas por Cobrar	1,528.7	1,353.9	1,360.2
Inventarios	4,398.9	3,504.2	2,923.2
Otros Activos Circulantes	100.6	132.4	123.3
Activos Fijos	581.0	520.3	456.9
Documento por cobrar a asoc.	69.7	--	--
Inmuebles y Equipo	504.7	520.3	450.9
Part. en Asoc.y Fideicomiso	6.6	0.0	6.0
Pasivo Total	2,626.5	2,231.0	2,052.9
Pasivo Circulante	896.6	751.0	828.2
Cuentas por Pagar	143.6	155.4	277.8
Créditos Bancarios	200.0	104.2	89.1
Arrendamiento Financiero	32.2	16.6	4.4
Impuestos	28.9	9.3	15.4
Otros Pasivos Circulantes	491.9	465.5	441.5
Pasivo a Largo Plazo	90.1	47.4	3.4
Otros créditos	13.6	0.0	0.0
Arrendamiento Financiero	76.5	47.4	3.4
Pasivos Diferidos	1,639.8	1,432.6	1,221.3
ISR Diferido	1,639.8	1,432.6	1,221.3
Capital Contable	4,785.5	4,172.6	3,513.6

Perspectivas y Tendencias
A partir del 2000, el Gobierno Federal estableció un ambicioso plan de construcción de viviendas para los próximos 6 años teniendo como meta la edificación de

viviendas para el 2006, en donde el Infonavit, La Sociedad Hipotecaria Federal (SHF antes Fovi) y Fovissste juegan un papel importante. La participación, en aumento, de las Sociedades Financieras de Objeto Limitado y de la Banca, se reflejará en un mayor crecimiento al financiamiento de vivienda de tipo medio y residencial.

La evolución de las tasas de interés ha sido determinante para el crecimiento del sector. La disminución de las tasas interés de los créditos hipotecarios permiten acceder a segmentos de la población que aspiran contar con una vivienda de mayor valor a la que podrían acceder a través del financiamiento existente con anterioridad.

Tenemos una fuerte presencia en el área metropolitana del Valle de México, la franja norte con las maquiladoras y el sureste turístico del país donde se desarrollarán importantes proyectos de vivienda de interés social y tipo medio. Se continuará el énfasis de nuestra presencia en las regiones con evidente y prometedor desarrollo económico.

Backlog
Como parte importante en la operación de la empresa, mantenemos un backlog por 22,945 unidades, lo que representa un incremento del 22.7% en comparación con

el año anterior, principalmente en los segmentos de Infonavit y la Sociedad Hipotecaria Federal. Esto es el equivalente a poco mas de un año de ventas futuras y sentimos que éste es un nivel óptimo, ya que es un Backlog de compromisos de hipoteca mas no de obra.

El detalle se muestra a continuación:

	1erTrim 2004		1erTrim 2003		Incremento
	Unid.	Mezcla %	Unid.	Mezcla %	%
Prosavi-Progresiva	408	1.8	828	4.4	-5.1
Interés Social	15,377	67.0	13,206	70.6	16.4
Infonavit	5,046	22.0	4,805	25.7	5.0
Fovi-Fovissste	10,331	45.0	8,401	44.9	23.0
Tipo Medio	6,865	29.9	4,277	22.9	60.5
Residencial	295	1.3	386	2.1	-23.6
TOTAL	22,945	100.0	18,697	100.0	22.7

III) Control Interno

Consorcio ARA tiene implementado un sistema de control interno alineado con los objetivos estratégicos de la Dirección, dicho sistema de control incluye políticas y procedimientos diseñados para la adecuada salvaguarda de sus bienes, la eficiencia y eficacia de sus operaciones y la emisión de información financiera, de conformidad con principios de contabilidad generalmente aceptados, así como con leyes y regulaciones aplicables; asimismo, el sistema de control ayuda a la Dirección de la Organización en la prevención y detección de errores e irregularidades.

Como apoyo al sistema de control interno, la Compañía cuenta con una Subdirección de Auditoría Interna, que en alineación a la gestión del Comité de Auditoría, tiene la función de realizar revisiones al cumplimiento de las políticas y procedimientos en las diferentes áreas de la Organización.

Aún y cuando la Compañía considera contar con un Sistema de control interno eficiente, y en busca de mayor grado de adhesión a las recomendaciones del "Código de Mejores Prácticas Corporativas", se contrató al despacho Deloitte para realizar un diagnóstico sobre el sistema de control interno de la sociedad y sus subsidiarias. Como resultado de dicho diagnóstico, se observaron algunas funciones en las que se considera conveniente reforzar el sistema de control interno existente. De acuerdo a lo anterior, se hicieron las recomendaciones pertinentes a la administración para mejorar el sistema de control interno de las empresas, así mismo, se solicitó al área de auditoría interna su colaboración para implementación de las medidas que sean necesarias para el mejoramiento de los procedimientos de control interno relativos, dando seguimiento conjuntamente con los auditores externos.

Así mismo, el Comité de Auditoría sometió a aprobación del Consejo de Administración los lineamientos generales del sistema de control interno, previamente aprobados por dicho Comité. El Consejo aprobó dichos lineamientos en la sesión del 19 de febrero de 2004.

Cualquier comentario e información adicional requerida favor de dirigirlo a:

Donald Forseck.
Director de Finanzas
(5255) 5251 2970
donald@ara.com.mx

Aarón Hernández.
Relación con Inversionistas
(5255) 5596 8803
aaron@ara.com.mx

CONSORCIO ARA, S. A. DE C. V. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS AÑOS QUE TERMINARON EL 31 DE MARZO DE 2004 Y 2003
(EN MILES DE PESOS DE PODER ADQUISITIVO DEL 31 DE MARZO DE 2004)

1. ACTIVIDADES

CONSORCIO ARA, S. A. DE C. V., Y SUBSIDIARIAS (LA "COMPAÑÍA"), SE DEDICAN PRINCIPALMENTE A LA COMPRA DE TERRENOS, EL DISEÑO DE DESARROLLOS HABITACIONALES TANTO DE INTERÉS SOCIAL, MEDIO Y RESIDENCIAL, ASÍ COMO A LA CONSTRUCCIÓN, PROMOCIÓN Y COMERCIALIZACIÓN DE LOS MISMOS Y COMO CONSTRUCTOR EN DESARROLLOS INDUSTRIALES Y TURÍSTICOS. ASÍ COMO AL ARRENDAMIENTO DE CENTROS COMERCIALES, UNICENTROS Y MINICENTROS.

2. BASES DE PRESENTACIÓN

A. CONSOLIDACIÓN DE ESTADOS FINANCIEROS - LOS ESTADOS FINANCIEROS CONSOLIDADOS INCLUYEN LOS DE CONSORCIO ARA,S.A. DE C.V.(ARA) Y LOS DE SUS SUBSIDIARIAS, CUYA PARTICIPACIÓN ACCIONARIA EN SU CAPITAL SOCIAL SE MUESTRA A CONTINUACIÓN. LOS SALDOS Y OPERACIONES INTERCOMPAÑÍAS IMPORTANTES, HAN SIDO ELIMINADOS EN ESTOS ESTADOS FINANCIEROS. CONSOLIDADOS.

GRUPO O SUBSIDIARIAS	PARTICIPACIÓN
CONSORCIO DE INGENIERÍA INTEGRAL, S. A. DE C. V. (CIISA)	99.6%
PROYECTOS URBANOS ECOLÓGICOS, S. A. DE C. V. (PUESA)	99.9%
CONSTRUCTORA Y URBANIZADORA ARA, S. A. DE C. V. (CUARA)	99.9%
INMOBILIARIA ACRE, S. A. DE C. V. (ACRE)	99.1%
ASESORÍA TÉCNICA Y ADMINISTRATIVA GAVI, S. A. DE C. V.(GAVI)	99.9%
COMERCIALIZACIÓN Y VENTAS, S. A. (COVENSA)	98.0%
PROMOTORA Y DESARROLLADORA DE CENTROS COMERCIALES, S. A. DE C. V.(PDCC)	99.9%

LA COMPAÑIA CONSTITUYÓ A PDCC CON UNA PARTICIPACIÓN DEL 99.9% QUIEN A SU VEZ CONSOLIDA CON OTRAS SUBSIDIARIAS DE QUIENES POSEE EL 99.9% DE LAS ACCIONES. DICHAS COMPAÑÍAS SON: OPERADORA DE UNICENTROS Y LOCALES COMERCIALES, S.A. DE C.V. Y COMPLEJO DE COMERCIO LAS AMÉRICAS, S.A. DE C.V. QUIENES SE DEDICAN AL ARRENDAMIENTO DE CENTROS COMERCIALES, ASÍ COMO UNICENTROS Y MINICENTROS, DE LOS CUALES SE PLANEA SU CONSTRUCCIÓN DESDE EL INICIO DE LOS DESARROLLOS HABITACIONALES. EL 11 DE NOVIEMBRE DE 2003 PDCC CELEBRÓ UN CONTRATO DENOMINADO "FRAMEWORK AGREEMENT" EN EL QUE SE ESTABLECEN LOS LINEAMIENTOS A SEGUIR PARA LLEVAR A CABO COINVERSIÓN EN FUTUROS PROYECTOS DE CONSTRUCCIÓN Y OPERACIÓN DE CENTROS COMERCIALES.

B.UTILIDAD INTEGRAL - LA UTILIDAD INTEGRAL QUE SE PRESENTA EN LOS ESTADOS DE VARIACIONES EN EL CAPITAL CONTABLE ADJUNTOS,ES LA MODIFICACIÓN DEL CAPITAL CONTABLE DURANTE EL EJERCICIO POR CONCEPTOS QUE NO SON DISTRIBUCIONES A LOS ACCIONISTAS O MOVIMIENTOS DEL CAPITAL CONTRIBUIDO; SE INTEGRA POR LA UTILIDAD NETA DEL EJERCICIO MÁS OTRAS PARTIDAS QUE REPRESENTAN UNA GANANCIA O PÉRDIDA DEL MISMO PERIODO, QUE DE CONFORMIDAD CON LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS EN MÉXICO SE PRESENTAN DIRECTAMENTE EN EL CAPITAL CONTABLE, SIN AFECTAR EL ESTADO DE RESULTADOS. EN 2004 Y 2003, LAS OTRAS PARTIDAS DE LA UTILIDAD INTEGRAL ESTÁN REPRESENTADAS POR LA(INSUFICIENCIA)Y EXCESO,RESPECTIVAMENTE, EN LA ACTUALIZACIÓN DEL CAPITAL CONTABLE Y POR EL RESULTADO DE LA INVERSIÓN DE LOS ACCIONISTAS MINORITARIOS.

3. RESUMEN DE LAS PRINCIPALES POLÍTICAS CONTABLES

LAS POLÍTICAS CONTABLES DE LA COMPAÑÍA ESTÁN DE ACUERDO CON LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS EN MÉXICO, LOS CUALES REQUIEREN QUE LA ADMINISTRACIÓN DE LA COMPAÑÍA EFECTÚE CIERTAS ESTIMACIONES Y UTILICE DETERMINADOS SUPUESTOS PARA VALUAR ALGUNAS DE LAS PARTIDAS DE LOS ESTADOS FINANCIEROS Y PARA EFECTUAR LAS REVELACIONES QUE SE REQUIEREN EN LOS MISMOS. AUN CUANDO LOS RESULTADOS REALES PUEDEN DIFERIR DE DICHAS ESTIMACIONES, LA ADMINISTRACIÓN DE LA COMPAÑÍA CONSIDERA QUE LAS ESTIMACIONES Y SUPUESTOS UTILIZADOS FUERON LOS ADECUADOS EN LAS CIRCUNSTANCIAS. LAS PRINCIPALES POLÍTICAS CONTABLES SEGUIDAS POR LA COMPAÑÍA SON LAS SIGUIENTES:

A. RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACIÓN - LA COMPAÑÍA ACTUALIZA SUS ESTADOS FINANCIEROS EN TÉRMINOS DE PESOS DE PODER ADQUISITIVO DE LA FECHA DEL ÚLTIMO BALANCE GENERAL QUE SE PRESENTA, RECONOCIENDO ASÍ LOS EFECTOS DE LA INFLACIÓN EN LA INFORMACIÓN FINANCIERA. EN CONSECUENCIA, LOS ESTADOS FINANCIEROS DEL PERIODO ANTERIOR QUE SE PRESENTAN, TAMBIÉN HAN SIDO ACTUALIZADOS EN TÉRMINOS DEL MISMO PODER ADQUISITIVO Y SUS CIFRAS DIFIEREN DE LAS ORIGINALMENTE PRESENTADAS QUE ESTABAN EN PESOS DE PODER ADQUISITIVO DEL CIERRE DEL PERIODO ANTERIOR. CONSECUENTEMENTE,

LAS CIFRAS DE LOS ESTADOS FINANCIEROS ADJUNTOS SON COMPARABLES, AL ESTAR TODAS EXPRESADAS EN PESOS CONSTANTES.

B. INVERSIONES TEMPORALES - SE VALÚAN AL COSTO DE ADQUISICIÓN, MÁS RENDIMIENTOS DEVENGADOS O A SU VALOR NETO DE REALIZACIÓN ESTIMADO, EL QUE SEA MENOR.

C. INVENTARIOS:

1. LAS OBRAS EN PROCESO Y MATERIALES PARA CONSTRUCCIÓN, SE VALÚAN A SU COSTO DE ADQUISICIÓN Y SE ACTUALIZAN UTILIZANDO UN ÍNDICE DE INFLACIÓN INTERNO CONFORME A LOS INSUMOS DE LOS MATERIALES DE CONSTRUCCIÓN. EL SALDO DE ESTA CUENTA REPRESENTA EL AVANCE DE OBRA EN FUNCIÓN AL COSTO REAL INCURRIDO.

2. LOS TERRENOS EN PROCESO Y LA RESERVA TERRITORIAL PARA FUTURAS CONSTRUCCIONES SE VALÚAN A SU COSTO DE ADQUISICIÓN Y SE ACTUALIZAN A SU VALOR DE REPOSICIÓN DETERMINADO POR PERITOS INDEPENDIENTES.

D. INVERSIÓN EN COMPAÑÍA ASOCIADA - LA INVERSIÓN EN ASOCIADA EN LA CUAL LA COMPAÑÍA TIENE INFLUENCIA SIGNIFICATIVA, PERO NO TIENE CONTROL, SE REGISTRA UTILIZANDO EL MÉTODO DE PARTICIPACIÓN, *QUE INCLUYE EL COSTO* MÁS LA PARTICIPACIÓN DE LA COMPAÑÍA EN LAS UTILIDADES (PÉRDIDAS) NO DISTRIBUIDAS POSTERIORES A LA ADQUISICIÓN Y LA ACTUALIZACIÓN DEL CAPITAL CONTABLE. ESTA ACTUALIZACIÓN ES INHERENTE AL MÉTODO DE PARTICIPACIÓN, YA QUE LOS ESTADOS FINANCIEROS DE LA EMPRESA EN LA QUE SE REALIZA LA INVERSIÓN TAMBIÉN SE PREPARAN CONFORME AL BOLETÍN B-10.

E. INMUEBLES, MAQUINARIA Y EQUIPO - SE REGISTRAN AL COSTO DE ADQUISICIÓN, Y SE ACTUALIZAN APLICANDO FACTORES DERIVADOS DEL ÍNDICE NACIONAL DE PRECIOS AL CONSUMIDOR ("INPC"). LA DEPRECIACIÓN SE CALCULA CONFORME AL MÉTODO DE LÍNEA RECTA, CON BASE EN LA VIDA ÚTIL REMANENTE DE LOS ACTIVOS, COMO SIGUE:

	AÑOS PROMEDIO 2004	2003
EDIFICIO EN CONDOMINIO	30	31
EDIFICIO PARA ARRENDAMIENTO	20	20
MAQUINARIA Y EQUIPO	10 A 11	9 A 11
EQUIPO DE TRANSPORTE	4	4
MOBILIARIO Y EQUIPO DE OFICINA	6 A 9	6 A 9

F. OBLIGACIONES LABORALES AL RETIRO - EL PASIVO POR PRIMAS DE ANTIGÜEDAD Y EL PLAN PENSIONES, SE RECONOCEN COMO COSTO DURANTE LOS AÑOS DE SERVICIO DEL PERSONAL. EL PASIVO POR ESTAS OBLIGACIONES Y SU COSTO SE CALCULAN POR ACTUARIOS INDEPENDIENTES CON BASE EN EL MÉTODO DE CRÉDITO UNITARIO PROYECTADO UTILIZANDO TASAS DE INTERÉS REALES. POR LO TANTO, SE ESTÁ RECONOCIENDO EL PASIVO QUE A VALOR PRESENTE, SE ESTIMA CUBRIRÁ LA OBLIGACIÓN POR ESTOS BENEFICIOS A LA FECHA ESTIMADA DE RETIRO DEL CONJUNTO DE EMPLEADOS QUE LABORA EN LA COMPAÑÍA. LAS INDEMNIZACIONES SE CARGAN A LOS RESULTADOS CUANDO SE TOMA LA DECISIÓN DE PAGARLAS.

G. RECONOCIMIENTO DE INGRESOS Y COSTOS - LA COMPAÑÍA UTILIZA EL MÉTODO DE PORCIENTO DE AVANCE DE OBRA EJECUTADA PARA RECONOCER LOS INGRESOS Y COSTOS EN LAS ACTIVIDADES QUE REALIZA COMO PROMOTOR Y CONTRATISTA, MEDIANTE EL CUAL LOS INGRESOS ESPERADOS REPRESENTADOS POR EL PRECIO DE VENTA DE LAS VIVIENDAS, SON MULTIPLICADOS POR EL PORCIENTO DE AVANCE DE OBRA EJECUTADA, AL RESULTADO OBTENIDO SE LE APLICA EL PORCENTAJE DE COSTO ESPERADO EN CADA DESARROLLO, LA DIFERENCIA ENTRE INGRESO Y EL COSTO ASÍ OBTENIDO, CONSTITUYE EL RESULTADO BRUTO ACUMULADO. DE LOS RESULTADOS OBTENIDOS SE DISMINUIRÁN, EN SU CASO, LOS INGRESOS Y COSTOS RECONOCIDOS EN EJERCICIOS ANTERIORES PARA OBTENER LOS INGRESOS Y COSTOS DEL PERIODO A RECONOCER EN EL ESTADO DE RESULTADOS. EL MÉTODO DE PORCIENTO DE AVANCE DE OBRA EJECUTADA SE APLICA CUANDO SE HAYAN CUMPLIDO CON LAS SIGUIENTES CONDICIONES:

- EL CLIENTE HA ENTREGADO SU ENGANCHE (SI SE REQUIERE).
- EL CLIENTE HA FIRMADO EL CONTRATO DE COMPRA-VENTA RESPECTIVO, Y
- EL CLIENTE HA PRESENTADO TODA LA DOCUMENTACIÓN OFICIAL CORRESPONDIENTE QUE SE REQUIERE PARA OBTENER UN CRÉDITO (I) EN EL CASO DE VENTAS FINANCIADAS POR EL INSTITUTO NACIONAL DEL FONDO PARA LA VIVIENDA DE LOS TRABAJADORES (INFONAVIT) Y POR EL FONDO DE LA VIVIENDA DEL INSTITUTO DE SEGURIDAD Y SERVICIOS SOCIALES DE LOS TRABAJADORES DEL ESTADO (FOVISSSTE), EL COMPRADOR NECESITA OBTENER LA CALIFICACIÓN MÍNIMA APROBATORIA REQUERIDA; (II) EL CLIENTE HA OBTENIDO DE LA INSTITUCIÓN BANCARIA Y/O DE LA SOCIEDAD HIPOTECARIA FEDERAL (SHF) LA ASIGNACIÓN DE SU CRÉDITO, PARA LA ADQUISICIÓN DE LA VIVIENDA; (III), (A) CUANDO EL COMPRADOR ADQUIERE EL TERRENO DE LA COMPAÑÍA, PRIMERO ES ESCRITURADO Y (B) OBTIENE UN PRÉSTAMO DE UNA INSTITUCIÓN BANCARIA PARA LA CONSTRUCCIÓN COMPLETA DE LA CASA Y EL BANCO COMIENZA A SUMINISTRAR ANTICIPOS A LA COMPAÑÍA EN BASE AL AVANCE DE OBRA EFECTUADA Y (IV) PROGRAMA ESPECIAL DE CRÉDITOS Y SUBSIDIOS A LA VIVIENDA (PROSAVI) SE REQUIERE QUE EL CLIENTE ABONE COMO ENGANCHE MÍNIMO EL 10% DEL VALOR DE LA VIVIENDA; OBTENIENDO LA AUTORIZACIÓN DEL CRÉDITO QUE OTORGARÁ LA SHF A TRAVÉS DE LA BANCA

MÚLTIPLE Y/O LAS SOCIEDADES FINANCIERAS DE OBJETO LIMITADO, A TRAVÉS DE UNA SUBASTA. DICHO PROGRAMA FUE CREADO CON EL GOBIERNO FEDERAL OTORGANDO UN SUBSIDIO POR MEDIO DE LA SECRETARÍA DE HACIENDA Y CRÉDITO PÚBLICO DEL 20% DEL VALOR DE LA VIVIENDA, PARA ASIGNAR VIVIENDAS A PERSONAS QUE TENGAN INGRESOS DE HASTA 3 SALARIOS MÍNIMOS MENSUALES DEL DISTRITO FEDERAL.

LA COMPAÑÍA UTILIZA EL MÉTODO DE PORCIENTO DE AVANCE DE OBRA EJECUTADA PARA LOS COSTOS E INGRESOS INCURRIDOS EN LAS ACTIVIDADES QUE REALIZA COMO CONTRATISTA, DE ACUERDO A LOS CONTRATOS QUE EFECTÚE.

LOS COSTOS DE LOS CONTRATOS INCLUYEN TODOS LOS MATERIALES DIRECTOS, MANO DE OBRA Y TODOS LOS COSTOS INDIRECTOS RELACIONADOS CON EL DESARROLLO DE LOS PROYECTOS, TALES COMO MANO DE OBRA INDIRECTA, COMPRAS, EQUIPO, REPARACIONES Y DEPRECIACIÓN. LOS GASTOS GENERALES Y DE ADMINISTRACIÓN SON CARGADOS A RESULTADOS CUANDO SE INCURREN. LAS PROVISIONES PARA PÉRDIDAS EN ESTIMACIONES O CONTRATOS NO TERMINADOS SON RECONOCIDAS EN EL PERIODO EN QUE SON DETERMINADAS.

LOS INGRESOS POR ARRENDAMIENTO DE CENTROS COMERCIALES, UNICENTROS Y MINICENTROS SE RECONOCEN CONFORME SE DEVENGAN (VER NOTA 19).

H. IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO Y PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES - EL IMPUESTO SOBRE LA RENTA (ISR) Y LA PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES (PTU), SE REGISTRAN EN LOS RESULTADOS DEL AÑO EN QUE SE CAUSAN, Y SE RECONOCE EL ISR DIFERIDO PROVENIENTE DE LAS DIFERENCIAS TEMPORALES QUE RESULTAN DE LA COMPARACIÓN DE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS, Y EN SU CASO, SE INCLUYE EL BENEFICIO DE LAS PÉRDIDAS FISCALES POR AMORTIZAR. EL ISR DIFERIDO ACTIVO, SE REGISTRA SÓLO CUANDO EXISTE ALTA PROBABILIDAD DE QUE PUEDA RECUPERARSE. SE RECONOCE LA PTU DIFERIDA PROVENIENTE DE LAS DIFERENCIAS TEMPORALES ENTRE EL RESULTADO CONTABLE Y LA RENTA GRAVABLE, SÓLO CUANDO SE PUEDA PRESUMIR RAZONABLEMENTE QUE VAN PROVOCAR UN PASIVO O BENEFICIO, Y NO EXISTA ALGÚN INDICIO DE QUE VAYA A CAMBIAR ESA SITUACIÓN, DE TAL MANERA QUE LOS PASIVOS O LOS BENEFICIOS NO SE MATERIALICEN.

EL IMPUESTO AL ACTIVO (IMPAC) PAGADO QUE SE ESPERA RECUPERAR, SE REGISTRA COMO UN ANTICIPO DE ISR Y SE PRESENTA EN EL BALANCE GENERAL DISMINUYENDO EL PASIVO POR ISR DIFERIDO.

I. OPERACIONES EN MONEDA EXTRANJERA - LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN AL TIPO DE CAMBIO VIGENTE A LA FECHA DE SU CELEBRACIÓN. LOS ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA SE VALÚAN EN MONEDA NACIONAL AL TIPO DE CAMBIO VIGENTE A LA FECHA DE LOS ESTADOS FINANCIEROS. LAS FLUCTUACIONES CAMBIARIAS SE REGISTRAN EN LOS RESULTADOS.

J. INSUFICIENCIA EN LA ACTUALIZACIÓN DEL CAPITAL CONTABLE - SE INTEGRA DEL RESULTADO POR POSICIÓN MONETARIA ACUMULADO HASTA LA PRIMERA ACTUALIZACIÓN Y LA PÉRDIDA POR TENENCIA DE ACTIVOS NO MONETARIOS QUE REPRESENTA EL CAMBIO EN EL NIVEL ESPECÍFICO DE PRECIOS DE LOS TERRENOS QUE SE INCREMENTÓ POR DEBAJO DE LA INFLACIÓN.

K. RESULTADO POR POSICIÓN MONETARIA - EL RESULTADO POR POSICIÓN MONETARIA, QUE REPRESENTA LA EROSIÓN DEL PODER ADQUISITIVO DE LAS PARTIDAS MONETARIAS ORIGINADA POR LA INFLACIÓN, SE CALCULA APLICANDO FACTORES DERIVADOS DEL INPC A LA POSICIÓN MONETARIA NETA MENSUAL. LA PÉRDIDA SE ORIGINA DE MANTENER UNA POSICIÓN MONETARIA ACTIVA NETA.

L. UTILIDAD POR ACCIÓN - LA UTILIDAD BÁSICA POR ACCIÓN ORDINARIA SE CALCULA DIVIDIENDO LA UTILIDAD NETA MAYORITARIA ENTRE EL PROMEDIO PONDERADO DE ACCIONES ORDINARIAS EN CIRCULACIÓN DURANTE EL EJERCICIO.

4. INVERSIONES TEMPORALES Y EFECTIVO

	2004	2003
INVERSIONES TEMPORALES	$ 672,852	$ 856,083
EFECTIVO	129,813	36,690
	$ 802,665	$ 892,773

5. CLIENTES

	2004	2003
COMO PROMOTOR:		
CLIENTES POR AVANCE DE OBRA	$1,515,047	$1,364,617
COMO CONTRATISTA:		
ESTIMACIONES POR COBRAR	552	1,804
	1,515,599	1,366,421
ESTIMACIÓN PARA CUENTAS DE COBRO DUDOSO	(545)	(577)
ESTIMACIÓN PARA CANCELACIÓN DE CONTRATOS	(10,576)	(11,962)
	$1,504,478	$1,353,882

6. INVENTARIOS

A. LOS INVENTARIOS SE ANALIZAN COMO SIGUE:

	2004	2003
OBRAS EN PROCESO	$1,566,495	$1,053,044
TERRENOS EN PROCESO DE DESARROLLO	1,061,864	782,452
TERRENOS PARA FUTURAS CONSTRUCCIONES	1,057,132	1,097,438
ALMACEN DE MATERIALES PARA CONSTRUCCIÓN	117,748	111,829
ANTICIPO A PROVEEDORES	275,680	124,474
	4,078,919	3,169,237
TERRENO PARA FUTURAS CONSTRUCCIONES DE MÁS DE DOS AÑOS	319,987	334,936
	$4,398,906	$3,504,173

B. LA COMPAÑÍA SIGUE LA POLÍTICA DE LOCALIZAR Y ADQUIRIR TERRENOS CADA AÑO, TENIENDO COMO OBJETIVO QUE LOS TERRENOS PARA FUTURAS CONSTRUCCIONES PUEDAN TENER UN PERIODO DE CONSTRUCCIÓN Y DESARROLLO DE VIVIENDAS, CLASIFICANDO DENTRO DEL CORTO PLAZO AQUELLOS TERRENOS QUE ACTUALMENTE SE ESTÁN DESARROLLANDO O QUE SE ESTIMA SE VAN A DESARROLLAR DENTRO DEL SIGUIENTE AÑO Y A LARGO PLAZO AQUELLOS TERRENOS POR LOS CUALES AÚN NO EXISTEN PLANES PARA SU DESARROLLO.

7. OTROS ACTIVOS

	2004	2003
OTRAS CUENTAS POR COBRAR	$ 13,325	$ 21,300
IMPUESTOS POR RECUPERAR (PRINCIPALMENTE IVA E IMPAC)	19,060	43,863
PAGOS ANTICIPADOS	17,743	21,377
DEPÓSITOS EN GARANTÍA	50,518	45,885
	$ 100,646	$ 132,425

8. INVERSIÓN EN COMPAÑÍA ASOCIADA

	2004	2003	PARTICIPACIÓN
CENTRO SAN MIGUEL, S. DE R.L. (1)	$ 6,550	$ -	50%
	$ 6,550	$ -	

(1) A PARTIR DEL 24 DE DICIEMBRE DE 2003, ESTA INVERSIÓN SE REGISTRA UTILIZANDO EL MÉTODO DE PARTICIPACIÓN.

9. INMUEBLES, MAQUINARIA Y EQUIPO

	2004	2003
EDIFICIO EN CONDOMINIO	$ 79,027	$ 35,592
EDIFICIO PARA ARRENDAMIENTO	22,580	148,241
MAQUINARIA Y EQUIPO	488,858	425,086
EQUIPO DE TRANSPORTE	45,365	69,542
MOBILIARIO Y EQUIPO DE OFICINA	48,256	43,534
	684,086	721,995
DEPRECIACIÓN ACUMULADA	(321,559)	(296,317)
	362,527	425,678
TERRENO	5,522	25,540
CONSTRUCCIÓN EN PROCESO	16,510	4,786
	$ 384,559	$ 456,004

EQUIPOS ADQUIRIDOS MEDIANTE CONTRATOS
DE ARRENDAMIENTO FINANCIERO:

EQUIPO DE TRANSPORTE	53,556	28,604
MAQUINARIA Y EQUIPO	92,420	46,424
DEPRECIACIÓN ACUMULADA	(25,835)	(10,696)
	120,141	64,332
	$ 504,700	$ 520,336

10. SALDOS CON COMPAÑÍA ASOCIADA

	2004	2003
DOCUMENTOS POR COBRAR A CENTRO SAN MIGUEL, S. DE R.L.(1)	$ 69,750	$ -
OTRAS CUENTAS POR COBRAR A CENTRO SAN MIGUEL, S. DE R.L.	20,000	-
OTRAS CUENTAS POR COBRAR	4,244	-
	93,994	-
PORCIÓN CIRCULANTE	(24,244)	-
	$ 69,750	$ -

(1) EL DOCUMENTO POR COBRAR TIENE UNA TASA DEL 18% ANUAL CON VENCIMIENTO EL 23 DE DICIEMBRE DE 2013 CON AMORTIZACIONES DE CAPITAL E INTERESES AL VENCIMIENTO.

11. INSTITUCIONES DE CRÉDITO

	2004	2003
PRÉSTAMO QUIROGRAFARIO A UNA TASA DE INTERÉS DEL 5.9%	$100,000	$ -
PRÉSTAMO QUIROGRAFARIO A UNA TASA DE INTERÉS DEL 6.80%	100,000	-
PRÉSTAMO QUIROGRAFARIO A UNA TASA DE INTERÉS DEL 8.75%	-	104,230
	$200,000	$104,230

LA COMPAÑÍA CUENTA CON LÍNEAS DE CRÉDITO VIGENTES CON DIVERSAS INSTITUCIONES FINANCIERAS POR UN TOTAL DE APROXIMADAMENTE $1,435, DE LAS CUALES AL 31 DE MARZO DE 2004 SE DISPUSO DE $200,000.

12. IMPUESTOS Y GASTOS ACUMULADOS

	2004	2003
IMPUESTOS, EXCEPTO IMPUESTO SOBRE LA RENTA E IMPUESTO AL ACTIVO	$ 17,306	$ 17,345
GASTOS ACUMULADOS	104,123	72,529
INTERESES POR PAGAR	1,396	77
FONDOS RETENIDOS EN GARANTÍA	62,984	54,187
ANTICIPOS DE CLIENTES	306,060	321,266
	491,869	465,404
PORCIÓN CIRCULANTE DE ARRENDAMIENTO FINANCIERO	32,190	16,642
	$ 524,059	$ 482,046

13. ARRENDAMIENTO FINANCIERO

A. OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO FINANCIERO DE EQUIPO QUE TIENEN TASAS QUE VAN DEL 7.35% AL 20.55% DE INTERÉS ANUAL AL 31 DE MARZO DE 2004.

B. AL 31 DE MARZO DE 2004, LOS COMPROMISOS MÍNIMOS DE PAGO POR ARRENDAMIENTOS CAPITALIZABLES SON:

ACREEDORES POR CONTRATOS DE ARRENDAMIENTO	$ 111,296
INTERESES NO DEVENGADOS	(2,582)
VALOR PRESENTE DE LAS OBLIGACIONES	108,714
PORCIÓN CIRCULANTE DE LAS OBLIGACIONES	(32,190)
PORCIÓN A LARGO PLAZO DE ARRENDAMIENTO CAPITALIZABLE	$ 76,524

EL PASIVO POR CONTRATOS DE ARRENDAMIENTO CAPITALIZABLE VENCE COMO SIGUE:

AÑO QUE TERMINARÁ EL 31 DE DICIEMBRE DE	
2005	$ 33,168
2006	31,863
2007	11,493
	$ 76,524

14. CAPITAL CONTABLE

A. EL CAPITAL CONTABLE DE LA COMPAÑÍA AL 31 DE MARZO DE 2004, SE ANALIZA COMO SIGUE:

	NUMERO DE ACCIONES	VALOR NOMINAL	EFECTOS DE ACTUALIZACIÓN	TOTAL
CAPITAL SOCIAL:				
CAPITAL FIJO SERIE ÚNICA	328,155,874	$ 437,543	$ 484,382	$ 921,925
PRIMA EN SUSCRIPCIÓN DE ACCIONES		221,185	270,374	491,559
RESERVA PARA LA ADQUISICIÓN DE ACCIONES PROPIAS		48,382	37,457	85,839
PRIMA EN RECOLOCACIÓN DE ACCIONES RECOMPRADAS		16,821	3,615	20,436
UTILIDADES RETENIDAS		3,601,133	626,248	4,227,381
INSUFICIENCIA EN LA ACTUALIZACIÓN DEL CAPITAL CONTABLE		-	(174,540)	(174,540)
EFECTO ACUMULADO DE IMPUESTO SOBRE LA RENTA DIFERIDO		(634,037)	(171,105)	(805,142)
INTERES MINORITARIO EN SUBSIDIARIAS CONSOLIDADAS		16,821	1,179	18,000
TOTAL	328,155,874	$3,707,848	$1,077,610	$4,785,458

B. DE ACUERDO CON LA RESOLUCIÓN ADOPTADA EN LA ASAMBLEA GENERAL ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS DE CONSORCIO ARA, S. A. DE C. V., SE RESOLVIÓ DESTINAR HASTA UN 20% DEL CAPITAL CONTABLE A LA COMPRA DE ACCIONES PROPIAS EN TÉRMINO DE LO PREVISTO EN EL ARTÍCULO 14 BIS 3, FRACCIÓN I DE LA LEY DE MERCADO DE VALORES.

C. EL CAPITAL SOCIAL AL 31 DE MARZO DE 2004 Y 2003 ESTA REPRESENTANDO POR 328,211,874 ACCIONES ORDINARIAS NOMINATIVAS, SIN EXPRESIÓN DE VALOR NOMINAL, SERIE ÚNICA, DE SUSCRIPCIÓN LIBRE, ÍNTEGRAMENTE SUSCRITAS Y PAGADAS.

D. DURANTE EL EJERCICIO DE 2004 Y 2003, LA COMPAÑÍA EFECTUÓ OPERACIONES DE COMPRA Y VENTA DE ACCIONES PROPIAS Y POR LAS CUALES GENERÓ UNA UTILIDAD DE $1,428 Y $717 RESPECTIVAMENTE.

AL 31 DE MARZO DE 2004, LA COMPAÑÍA TENÍA 56,000 ACCIONES RECOMPRADAS, LAS CUALES ESTABAN PENDIENTES DE COLOCARSE A ESA FECHA. EL VALOR DE MERCADO DE LAS ACCIONES AL 31 DE MARZO DE 2004 FUE DE $35.00 POR ACCIÓN.

E. LAS UTILIDADES RETENIDAS INCLUYEN LA RESERVA LEGAL. DE ACUERDO CON LA LEY GENERAL DE SOCIEDADES MERCANTILES, DE LAS UTILIDADES NETAS DEL EJERCICIO DEBEN SEPARARSE UN 5% COMO MÍNIMO PARA FORMAR LA RESERVA LEGAL, HASTA QUE SU IMPORTE ASCIENDA AL 20% DEL CAPITAL SOCIAL. LA RESERVA LEGAL PUEDE CAPITALIZARSE, PERO NO DEBE REPARTIRSE A MENOS QUE SE DISUELVA LA SOCIEDAD, Y DEBE SER RECONSTITUIDA CUANDO DISMINUYA POR CUALQUIER MOTIVO. AL 31 DE MARZO DE 2004 Y 2003, SU IMPORTE ASCIENDE A $147,591 Y $119,735, RESPECTIVAMENTE.

F. LA DISTRIBUCIÓN DEL CAPITAL CONTABLE, EXCEPTO POR LOS IMPORTES ACTUALIZADOS DEL CAPITAL APORTADO Y DE LAS UTILIDADES RETENIDAS

FISCALES, CAUSARÁ EL IMPUESTO SOBRE LA RENTA SOBRE DIVIDENDOS A CARGO DE LA COMPAÑÍA A LA TASA VIGENTE. EN EL AÑO 2003 LA TASA FUE DE 34%, LA CUAL SE REDUCIRÁ EN UN PUNTO PORCENTUAL EN CADA AÑO, HASTA LLEGAR AL 32% EN 2005. EL IMPUESTO QUE SE PAGUE EN 2004, POR DICHA DISTRIBUCIÓN,SE PODRA ACREDITAR CONTRA EL IMPUESTO SOBRE LA RENTA DEL EJERCICIO EN EL QUE SE PAGUE EL IMPUESTO SOBRE DIVIDENDOS Y EN LOS DOS EJERCICIOS INMEDIATOS SIGUIENTES, CONTRA EL IMPUESTO DEL EJERCICIO Y LOS PAGOS PROVISIONALES DEL MISMO.

15. SALDOS Y OPERACIONES EN MONEDA EXTRANJERA

A. LA POSICIÓN MONETARIA EN MONEDA EXTRANJERA AL 31 DE MARZO ES:

	2004	2003
MILES DE DÓLARES ESTADOUNIDENSES		
ACTIVOS MONETARIOS	$ 5,896	$ 1,605
PASIVOS MONETARIOS	(1,469)	(2,522)
POSICIÓN ACTIVA (PASIVA), NETA	4,427	(917)
EQUIVALENTE EN PESOS	$ 49,468	$ (10,311)

B. EL EQUIVALENTE EN MONEDA NACIONAL DE LAS TRANSACCIONES REALIZADAS EN DÓLARES ESTADOUNIDENSES, FUERON COMO SIGUE:

	2004	2003
ADQUISICIÓN DE EQUIPO	$ 17,306	$ 6,334

C. LOS TIPOS DE CAMBIO VIGENTES A LA FECHA DE LOS ESTADOS FINANCIEROS Y A LA FECHA DE SU EMISIÓN FUERON COMO SIGUE:

	AL 31 DE MARZO DE	
	2004	2003
DÓLAR ESTADOUNIDENSE	$11.1748	$10.7889

16. TRANSACCIONES CON PARTES RELACIONADAS

LA COMPAÑIA EFECTUÓ TRANSACCIONES CON LA ASOCIADA DURANTE EL CURSO NORNAL DE SUS OPERACIONES, COMO SIGUE:

	2004	2003
INGRESOS POR:		
INTERESES	$ 3,174	$ -

17. OTROS INGRESOS, NETO

	2004	2003
OTROS-NETO (PRINCIPALMENTE POR COBRO DE EXCEDENTE EN GASTOS)	$ 9,159	$ 14,878
	$ 9,159	$ 14,878

18. IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO Y PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES

LA COMPAÑÍA Y SUS SUBSIDIARIAS ESTÁN SUJETAS, INDIVIDUALMENTE, AL IMPUESTO SOBRE LA RENTA (ISR) Y AL IMPUESTO AL ACTIVO (IMPAC). EL ISR SE CALCULA CONSIDERANDO COMO GRAVABLES O DEDUCIBLES CIERTOS EFECTOS DE LA INFLACIÓN, TALES COMO LA DEPRECIACIÓN CALCULADA SOBRE VALORES EN PRECIOS CONSTANTES Y LA DEDUCCIÓN DE COMPRAS EN LUGAR DE LOS COSTOS, LO QUE PERMITE DEDUCIR COSTOS ACTUALES, Y SE ACUMULA O DEDUCE EL EFECTO DE LA INFLACIÓN SOBRE CIERTOS ACTIVOS Y PASIVOS MONETARIOS A TRAVÉS DEL AJUSTE INFLACIONARIO, EL CUAL ES SIMILAR AL RESULTADO POR POSICIÓN MONETARIA.

LA TASA DEL ISR FUE DEL 34% EN 2003 Y DEL 33% EN 2004, LA CUAL SE REDUCIRÁ EN UN PUNTO PORCENTUAL POR AÑO HASTA LLEGAR AL 32% EN 2005. A PARTIR DE 2002 SE ELIMINARON LA DEDUCIBILIDAD DE LA PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES Y LA OBLIGACIÓN DE RETENER EL IMPUESTO SOBRE LA RENTA POR PAGO DE DIVIDENDOS A PERSONAS FÍSICAS O A RESIDENTES DEL EXTRNAJERO.

POR OTRA PARTE EL IMPAC SE CAUSA A RAZÓN DEL 1.8% DEL PROMEDIO NETO DE LA MAYORÍA DE LOS ACTIVOS (A VALORES ACTUALIZADOS) Y DE CIERTOS PASIVOS, Y SE PAGA ÚNICAMENTE POR EL MONTO EN QUE EXCEDA AL ISR DEL AÑO. CUANDO EN ALGÚN EJERCICIO RESULTE IMPAC EN EXCESO DE ISR, SE PODRÁ ACREDITAR CONTRA DICHO EXCESO EL IMPORTE EN EL QUE EL ISR HUBIERA EXCEDIDO AL IMPAC EN LOS TRES EJERCICIOS INMEDIATOS ANTERIORES Y CUALQUIER PAGO QUE SE EFECTÚE ES RECUPERABLE CONTRA EL MONTO EN QUE EL ISR EXCEDA AL IMPAC EN LOS DIEZ EJERCICIOS SUBSECUENTES.

A. EL ISR Y LA PTU, SE INTEGRAN COMO SIGUE:

	2004	2003
IMPUESTO SOBRE LA RENTA:		
CAUSADO	$ 27,485	$ 24,717
DIFERIDO	56,060	60,575
	$ 83,545	$ 85,292
PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES	$ 271	$ 283

DURANTE EL PERIODO QUE TERMINÓ EL 31 DE MARZO DE 2003, ALGUNAS

COMPAÑÍAS AMORTIZARON PÉRDIDAS FISCALES A VALOR NOMINAL POR UN TOTAL DE $902. EL CORRESPONDIENTE BENEFICIO POR AMORTIZACIÓN DE PÉRDIDAS FISCALES SE DISMINUYÓ EN LA DETERMINACIÓN DEL IMPUESTO SOBRE LA RENTA DIFERIDO.

B. LA TASA EFECTIVA DEL IMPUESTO SOBRE LA RENTA DE 2004 Y 2003 DIFIERE DE LA TASA LEGAL, DEBIDO PRINCIPALMENTE A CIERTAS DIFERENCIAS PERMANENTES COMO GASTOS NO DEDUCIBLES Y EFECTOS DE LA INFLACIÓN.

C. LOS PRINCIPALES CONCEPTOS QUE ORIGINAN EL SALDO DEL PASIVO POR IMPUESTO SOBRE LA RENTA DIFERIDO, AL 31 DE MARZO DE 2004 Y 2003, SON:

	2004	2003
IMPUESTO SOBRE LA RENTA DIFERIDO ACTIVO (PASIVO):		
INVENTARIOS	$(1,193,281)	$(1,099,795)
CLIENTES POR AVANCE DE OBRA	(501,470)	(408,908)
INMUEBLES, MAQUINARIA Y EQUIPO	(66,453)	(61,275)
ANTICIPOS DE CLIENTES	84,010	82,954
ESTIMACION PARA CUENTAS DE COBRO DUDOSO Y PARA CANCELACIÓN DE CONTRATOS	3,559	4,138
OTROS, NETO	4,567	20,348
ISR DIFERIDO DE DIFERENCIAS TEMPORALES	(1,669,068)	(1,462,538)
EFECTO DE PÉRDIDAS FISCALES POR AMORTIZAR	39,777	19,595
IMPUESTO AL ACTIVO PAGADO POR RECUPERAR	13,685	28,832
	53,462	48,427
ESTIMACIÓN PARA VALUACIÓN DEL ACTIVO POR IMPUESTO SOBRE LA RENTA DIFERIDO (1)	(24,165)	(18,538)
PASIVO A LARGO PLAZO NETO	$(1,639,771)	$(1,432,649)

(1) LA ESTIMACIÓN PARA VALUACIÓN CORRESPONDE AL IMPUESTO SOBRE LA RENTA DIFERIDO ACTIVO DE CONSORCIO ARA, S. A. DE C. V. GENERADO EN FORMA INDIVIDUAL, EL CUAL NO SE REGISTRÓ DEBIDO A LA INCERTIDUMBRE DE SU RECUPERACIÓN.

D. LAS PÉRDIDAS FISCALES PENDIENTES DE AMORTIZAR AL 31 DE MARZO DE 2004 SON DE $124,303, Y EL IMPAC POR RECUPERAR DE $13,685. ESTAS PUEDEN RECUPERARSE CUMPLIENDO CON CIERTOS REQUISITOS.

19. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

LA COMPAÑÍA OPERA COMO PROMOTOR, CONTRATISTA Y ARRENDADOR, COMO SE EXPLICA EN LA NOTA 1. LA INFORMACIÓN RESPECTO A INGRESOS Y COSTOS RELATIVOS A TAL ACTIVIDAD, ES LA SIGUIENTE:

	2004	2003
INGRESOS		
COMO PROMOTOR	$ 1,164,363	$ 1,016,336
COMO CONTRATISTA	-	7,837
ARRENDAMIENTO DE CENTROS Y LOCALES COMERCIALES	2,221	6,501
	$ 1,166,584	$ 1,030,674

	2004	2003
COSTOS		
COMO PROMOTOR	$ 828,282	$ 724,333
COMO CONTRATISTA	-	7,837
ARRENDAMIENTO DE CENTROS Y LOCALES COMERCIALES	1,147	3,316
	$ 829,429	$ 735,486

NO EXISTEN TRANSACCIONES IMPORTANTES REALIZADAS ENTRE LOS DIFERENTES SEGMENTOS DE NEGOCIO.

LOS INGRESOS COMO PROMOTOR, CONTRATISTA Y POR ARRENDAMIENTOS DE LA COMPAÑÍA SON REALIZADOS AL 100% EN MÉXICO.

20. COMPROMISOS

A. FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN- EN DICIEMBRE DE 2002, LA COMPAÑÍA LLEVÓ A CABO UN CONTRATO DE FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN PARA EL DESARROLLO Y COMERCIALIZACIÓN DE UN CONJUNTO HABITACIONAL DE 765 CASAS HABITACIÓN DENOMINADO HACIENDA LA GLORIA EN CARRILLO PUERTO, QUERÉTARO. LAS PRINCIPALES CARACTERÍSTICAS DEL FIDEICOMISO SON:

PARTICIPANTES- LOS PARTICIPANTES SON: LACUPUESCO, S.A. DE C.V. (FIDEICOMITENTE Y FIDEICOMISARIA A) "LACUPUESCO"; PROMOTORA COMERCIAL DIECINUEVE, S.A. DE C.V. (FIDEICOMITENTE Y FIDEICOMISARIA B)"PC19"; CONSTRUCTORA Y URBANIZADORA ARA, S.A. DE C.V.(FIDEICOMITENTE Y FIDEICOMISARIA C)"CUARA" Y GRUPO FINANCIERO SANTANDER SERFIN (FIDUCIARIA) "SANTANDER".

APORTACIONES- LAS APORTACIONES AL FIDEICOMISO DE CADA UNO DE LOS PARTICIPANTES SON COMO SIGUE:
LACUPUESCO APORTA EL TERRENO EN QUERÉTARO CON UN VALOR DE $12,500, CUARA APORTA LA CONSTRUCCIÓN Y COMERCIALIZACIÓN DEL CONJUNTO HABITACIONAL CON RECURSOS PROPIOS, Y PC19 APORTA EL TÍTULO DE CONCESIÓN DE LOS DERECHOS DE AGUA.

CONTRAPRESTACIÓN- POR LA VENTA O TRANSMISIÓN DE LAS UNIDADES HABITACIONALES LACUPUESCO RECIBE 15% Y CUARA EL 85% SOBRE EL PRECIO DE

VENTA.

VIGENCIA- EL CONTRATO TENDRÁ UNA VIGENCIA DE 36 MESES CONTADOS A PARTIR DE LA FECHA DE OBTENCIÓN DE LA LICENCIA DE CONSTRUCCIÓN (23 DE DICIEMBRE DE 2003). EN CASO DE QUE AL TÉRMINO DE ESTE PLAZO NO SE HAYA CONCLUIDO EL CONJUNTO HABITACIONAL, O TODAVÍA HUBIERE CASAS QUE NO SE HAYAN VENDIDO O TRANSMITIDO (POR ESTAR EN PROCESO DE CONSTRUCCIÓN O BIEN PORQUE NI SIQUIERA SE HAYA INICIADO LA CONSTRUCCIÓN), LACUPUESCO TENDRÁ LA FACULTAD DE PRORROGAR EL CONTRATO POR 6 MESES MÁS, O BIEN, SOLICITAR LA LIQUIDACIÓN DEL 15% PACTADO DE ACUERDO AL ÚLTIMO PRECIO DE VENTA REPORTADO. AL 31 DE DICIEMBRE DE 2003 SE HABIAN REGISTRADO POR PORCIENTO DE AVANCE DE OBRA EJECUTADA TRES CASAS POR UN IMPORTE DE $642 POR VIVIENDA.

B. FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN- EN OCTUBRE DE 2003, LA COMPAÑÍA LLEVÓ A CABO UN CONTRATO DE FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN PARA EL DESARROLLO Y COMERCIALIZACIÓN DE UN CONJUNTO HABITACIONAL DESTINADO A LOS TRABAJADORES DEL GOBIERNO DEL ESTADO DE MICHOACÁN Y DE LOCALES COMERCIALES EN CAPULA, MORELIA. EL DESARROLLO SE DIVIDE EN EL PROYECTO ARA, EL PROYECTO SARE, UN ÁREA COMERCIAL BÁSICA, UN ÁREA COMERCIAL Y TIERRA BREÑA. LAS PRINCIPALES CARACTERÍSTICAS DEL FIDEICOMISO SON:

PARTICIPANTES- LOS PARTICIPANTES SON: INSTITUTO DE VIVIENDA DEL ESTADO DE MICHOACÁN DE OCAMPO (FIDEICOMITENTE Y FIDEICOMISARIA A)"IVEMO"; CONSORCIO DE INGENIERÍA INTEGRAL, S.A. DE C.V. (FIDEICOMITENTE Y FIDEICOMISARIA B) "CIISA"; FISARE, S.A. DE C.V. (FIDEICOMITENTE Y FIDEICOMISARIA C) "FISARE" Y BANCO AZTECA, S.A. (FIDUCIARIA) "BANCO AZTECA".

APORTACIONES- LAS APORTACIONES AL FIDEICOMISO DE CADA UNO DE LOS PARTICIPANTES SON COMO SIGUE: IVEMO APORTA EL TERRENO EN CAPULA, MORELIA (EL "INMUEBLE") Y LA CONCESIÓN DE LOS DERECHOS DE AGUA, CIISA Y SARE APORTAN CADA UNO EL 50% DE LA URBANIZACIÓN, EDIFICACIÓN Y OBRAS INTERNAS EN LOS PROYECTOS ARA Y SARE, RESPECTIVAMENTE.

CONTRAPRESTACIÓN- POR LA VENTA O TRANSMISIÓN DE LAS UNIDADES HABITACIONALES EN LOS PROYECTOS ARA Y SARE, IVEMO RECIBE EL 8% DEL PRECIO DE VENTA DE CADA VIVIENDA, Y CIISA Y SARE RECIBEN CADA UNO EL 92%, RESPECTIVAMENTE.

EL ÁREA COMERCIAL, TIERRA BREÑA Y ÁREA COMERCIAL BÁSICA SERÁN REVERTIDAS A IVEMO.

VIGENCIA- EL FIDEICOMISO TENDRÁ LA DURACIÓN NECESARIA PARA EL CUMPLIMIENTO DE SUS FINALIDADES.
IVEMO SE RESERVA LA FACULTAD PARA REVERTIR PARTE O LA TOTALIDAD DEL INMUEBLE SIEMPRE Y CUANDO ESTE NO HAYA SIDO COMPROMETIDO CON TERCEROS ADQUIRIENTES Y RESTITUIR LOS GASTOS EN INVERSIONES QUE CIISA Y SARE HUBIEREN REALIZADO EN LAS OBRAS DE URBANIZACIÓN.

******

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA**
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2004**

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos) COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 CONSORCIO DE INGENIERIA INTEGRAL, S.A. DE C.V.	CONSTRUCCION Y DESARROLLO	173,274,350	99.58	433,586	4,044,584
2 CONSTRUCTORA Y URBANIZADORA ARA, S.A. DE C.V.	CONSTRUCCION Y DESARROLLO	144,999,999	99.99	145,000	473,645
3 PROYECTOS URBANOS ECOLOGICOS, S.A. DE C.V.	CONSTRUCCION Y DESARROLLO	149,998	99.99	15,000	52,697
4 INMOBILIARIA ACRE, S.A. DE C.V.	BIENES RAICES	990,400	99.07	990	60,803
5 ASESORIA TECNICA Y ADMINISTRATIVA GAVI, .S.A. DE	ADMINISTRACION	3,429,998	99.99	3,430	33,637
6 COMERCIALIZACION Y VENTAS, S.A.	COMERCIALIZACION	980	98.00	1	16,464
7 PROMOTORA Y DESARROLLADORA DE CENTROS COMERCIALES	ARRENDAMIENTO	73,994,359	99.99	73,994	72,661
TOTAL DE INVERSIONES EN SUBSIDIARIAS				672,001	4,754,491
ASOCIADAS					
1 CENTRO SAN MIGUEL, S. DE R. L.	ARRENDAMIENTO	1	50.00	4,395	6,550
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				4,395	6,550
OTRAS INVERSIONES PERMANENTES					0
T O T A L					4,761,041

OBSERVACIONES

CLAVE DE COT `CION: ARA
CONSORCIO A , S.A. DE C.V.

BOLSA MEXIC 'A DE VALORES, S.A DE C.V.

TRIMESTRE: 1 AÑO: 2004

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
ANCARIOS																
UIROGRAFARIOS																
BVA BANCOMER,S A	30/01/2004	5 90	100,000	0	0	0	0	0	0	0	0	0	0	0	0	0
ANTANDER SERFIN	10/03/2004	6 80	100,000	0	0	0	0	0	0	0	0	0	0	0	0	0
OTAL BANCARIOS			200,000	0	0	0	0	0	0	0	0	0	0	0	0	0
ROVEEDORES																
ROVEEDORES																
ROVEEDORES DE TERRENOS			21,639	0	0	0	0	0	0	0	0	0	0	0	0	0
ROVEEDORES DE IATERIALES			121 976	0	0	0	0	0	0	0	0	0	0	0	0	0
OTAL PROVEEDORES			143,615	0	0	0	0	0	0	0	0	0	0	0	0	0
OTROS PASIVOS CIRCULANTES ' OTROS CREDITOS																
ASTOS ACUMULADOS			516,516	81,291	7,543	0	2,958	2,958	2,958	0	0	0	0	0	0	0
OTAL OTROS PASIVOS IRCULANTES, OTROS CREDITOS			516,516	81,291	7,543	0	2,958	2,958	2,958	0	0	0	0	0	0	0
TOTAL			860,131	81,291	7,543	0	2,958	2,958	2,958	0	0	0	0	0	0	0

OBSERVACIONES

CLAVE DE COTIZACION: ARA   TRIMESTRE: 1   AÑO: 2004
CONSORCIO ARA, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6   CONSOLIDADO
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
:TIVO TOTAL	5,896	65,885	0	0	65,885
·ASIVO	1,469	16,417			16,417
CORTO PLAZO	675	7,543	0	0	7,543
LARGO PLAZO	794	8,874	0	0	8,874
SALDO NETO	4,427	49,468			49,468

) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

EL TIPO DE CAMBIO POR DOLAR UTILIZADO ES DE $ 11.1748

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA**
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2004**

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	2,469,256	2,486,984	17,728	0.62	110
FEBRERO	2,476,569	2,533,009	56,440	0.60	339
MARZO	2,618,451	2,695,911	77,460	0.34	263
ACTUALIZACION:	0	0	0	0.00	2
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**714**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA** TRIMESTRE: **1** AÑO: **2004**

CONSORCIO ARA, S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**

Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICA

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS
NO APLICA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA** TRIMESTRE: **1** AÑO: **2004**
CONSORCIO ARA, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
GUANAJUATO	DESARROLLO INMOBILIARIO	0	0
QUERETARO	DESARROLLO INMOBILIARIO	0	0
QUINTANA ROO	DESARROLLO INMOBILIARIO	0	0
VERACRUZ	DESARROLLO INMOBILIARIO	0	0
SINALOA	DESARROLLO INMOBILIARIO	0	0
BASCO	DESARROLLO INMOBILIARIO	0	0
UERRERO	DESARROLLO INMOBILIARIO	0	0
UEBLA	DESARROLLO INMOBILIARIO	0	0
BAJA CALIFORNIA	DESARROLLO INMOBILIARIO	0	0
CHIHUAHUA	DESARROLLO INMOBILIARIO	0	0
DISTRITO FEDERAL	DESARROLLO INMOBILIARIO	0	0
NUEVO LEON	DESARROLLO INMOBILIARIO	0	0
SONORA	DESARROLLO INMOBILIARIO	0	0
MORELOS	DESARROLLO INMOBILIARIO	0	0
JALISCO	DESARROLLO INMOBILIARIO	0	0
ESTADO DE MEXICO	DESARROLLO INMOBILIARIO	0	0
MICHOACAN	DESARROLLO INMOBILIARIO	0	0
VALLE DE MEXICO	DESARROLLO INMOBILIARIO	0	0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA** TRIMESTRE: **1** AÑO: **2004**
CONSORCIO ARA, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10 **CONSOLIDADO**
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
ACERO	HERMANOS CASTRO ACERO PARA LA			SI	0.50
ACERO	ACEROS TURIA, S.A. DE C.V.			SI	0.20
ACERO DE REFUERZO	MALLA SOLDADA, S.A. DE C.V.			SI	2.10
ERO DE REFUERZO	MALCOM ACABADOS Y CONSTRUCCIO			SI	0.40
ACERO DE REFUERO	ACEROS CONSOLIDADA, S.A. DE C			SI	0.10
ADITIVOS	M.B.T. MEXICO, S.A. DE C.V.			SI	0.40
ADITIVISO	BAUTECH, S.A. DE C.V.			SI	0.40
AGREGADOS	MONCAYO CEDILLO, S.A. DE C.V.			SI	4.40
AGREGADOS	MARTINEZ MONCAYO JOSE RENE			SI	1.00
AGREGADOS	SINDICATO DE TRABAJADORES DE			SI	0.70
GREGADOS	IGLESIAS CANO RAFAEL			SI	0.40
AGREGADOS	URBANIZADORA OLAZARAN, S.A. D			SI	0.30
AGREGADOS	MONTALVO PEREZ RANULFO			SI	0.30
AGREGADOS	JORDAN Y JORDAN CONSTRUCTORES			SI	0.30
AGREGADOS	NAVA CLAUDIO ROSENDA			SI	0.20
AGREGADOS	SERVICIOS DE INFRAESTRUCTURA			SI	0.20
REGADOS	RODRIGUEZ RUIZ ANTONIA			SI	0.20
AGREGADOS	SANCHEZ ARREOLA MARIO ALBERTO			SI	0.10
AGREGADOS	ARENERA SANTA CRUZ, S.A. DE C			SI	0.10
AGREGADOS	ZAVALA FERNANDEZ FLAVIO			SI	0.10
AGREGADOS	MARTINEZ PEÑA GUILLERMO			SI	0.10
AGREGADOS	CONSTRUCCIONES Y PERFORACIONE			SI	0.10
AGREGADOS	PAEZ REYES ALMA DELIA			SI	0.10
AGREGADOS	SIERRA EGREMY GUILLERMINA			SI	0.10
AGREGADOS	ESTRADA LARA MARIA IRENE			SI	0.10
AGREGADOS	GRUPO ALVA CONSTRUCCIONES, S			SI	0.10
AGREGADOS	CONSTRUCTORA URBANIZADORA Y A			SI	0.10
REGADOS	GARNICA AMARO VERONICA			SI	0.10
ALBAÑILERIA	DE JESUS MARTINEZ JOSE LUIS			SI	0.10
ALFOMBRA	CARPET MART, S.A. DE C.V.			SI	0.10
ALFOMBRA	TERZA, S.A. DE C.V.			[illegible]	[illegible]

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
ALUMINIO	SOLCHAGA HERRERA REBECA			SI	0.40
ALUMINIO	LARA RODRIGUEZ RAMON GUILLERM			SI	0.20
ALUMINIO Y HERRERIA	MANGU CORRAL LIDIO			SI	0.10
ASFALTO	URBANIZACION Y RIEGO BAJA CAL			SI	0.30
ASFALTOS	GEMAR ASFALTOS, S.A. DE C.V.			SI	0.30
ASFALTOS	URBANIZACIONES Y CONSTRUCCION			SI	0.10
CANCELERIA	CORPORATIVO VITRAVISION, S.A.			SI	0.50
CANCELERIA	FAINO DE BAJA CALIFORNIA, S.A			SI	0.10
CANCELERIA	TREJO FRAGOSO FRANCISCO LEBI			SI	0.10
CANCELERIA	VENTANAS DE ALUMINIO, S.A. DE			SI	0.10
CANCELERIA	ATRIUM, VENTANAS DE MEXICO, S			SI	0.10
CEMENTO	CEMENTOS MOCTEZUMA, S.A. DE C			SI	4.10
CEMENTO	CEMEX MEXICO, S.A. DE C.V.			SI	1.10
COCINAS	BRISEÑO MUÑIZ PEDRO FRANCISCO			SI	0.30
COCINAS	FABRICA DE COCINAS, S.A. DE C			SI	0.10
COMBUSTIBLES	F RUIZ E HIJOS, S.A. DE C.V.			SI	1.00
COMBUSTIBLES	DISTRIBUIDORA DE DIESEL Y DIA			SI	0.20
COMBUSTIBLES	SERVICIO VASA, S.A. DE C.V.			SI	0.10
CONCRETO	CONCRETOS APASCO, S.A. DE C.V			SI	0.40
CONCRETO	CEMEX CONCRETOS, S.A. DE C.V.			SI	0.30
CONCRETO	INGENIEROS CIVILES Y GEOTECNI			SI	0.20
CONCRETO	CONCRETOS CRUZ AZUL, S.A. DE			SI	0.20
CONCRETO	LATINOAMERICANA DE CONCRETOS,			SI	0.10
CONCRETO Y CIMENTACION	ESPECIALISTAS EN DISEÑO Y CON			SI	0.20
CONCRETO Y CIMENTACION	MORAN VIOLANTE JUAN ANTONIO			SI	0.10
CONCRETOS	CONCRETOS EL JUNCAL, S.A. DE			SI	0.20
CONGOLEUM	PIVIDE, S.A. DE C.V.			SI	0.20
ESCALERAS	GOMEZ CALDERON GUADALUPE			SI	0.10
ESCALERAS Y LAVADEROS	ELENO RUIZ FLAVIO			SI	0.10
FERRETERIA	DISTRIBUIDORA FERRETERA LA UN			SI	0.30
FERRETERIA	PLUMBERS CENTER, S.A. DE C.V.			SI	0.20

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA** TRIMESTRE: 1 AÑO 2004
CONSORCIO ARA, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

PAGINA 3
ANEXO 10 **CONSOLIDADO**
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST NAL.	% COSTO PRODUCCION TOTAL
FERRETERIA	DESARROLLOS E INVERSIONES LA			SI	0.10
FERRETERIA	FERRETERA PEGASO, S.A. DE C.V			SI	0.10
GEOMALLA PLATAFORMAS	INGENIERIA INTERNACIONAL CON			SI	0.30
:RERIA	REA FLORES ALEJANDRO			SI	0.30
..ERRERIA	REYES GALLEGOS PABLO			SI	0.10
HERRERIA	GRUPO ESPAIHER, S.A. DE C.V.			SI	0.10
IMPERMEABILIZANTE	SISTEMAS IMPERMEABLES Y RECUB			SI	0.20
IMPERMEABILIZANTE	MALAGON GODINEZ JOSE LUIS			SI	0.10
IMPERMEABILIZANTE	GONZALEZ VALLEJO OSCAR			SI	0.10
IMPERMEABILIZANTE	GARCIA VELAZQUEZ LUIS ANTONIO			SI	0.10
..STALACION ELECTRICA	FLORES ANGELES DAVID			SI	0.20
MADERA	COMERCIAL TRIPLAYERA NONOALCO			SI	0.30
MADERA	TABLEROS Y CHAPAS DE GUERRERO			SI	0.20
MADERA	ESPINOZA Y ASOCIADOS CONSTRUC			SI	0.10
MATERIAL PLOMERIA	CORTEZ LOPEZ LUCIO			SI	0.10
MATERIAL PLOMERIA	FERREBAÑOS, S.A. DE C.V.			SI	0.10
'ERIAL DE PLOMERIA	DISTRIBUIDORA YASARA, S.A. DE			SI	0.10
MATERIAL DE PVC	CENTRAL DE PVC, S.A. DE C.V.			SI	0.10
MATERIAL ELECTRICO	GRUPO ALCIONE, S.A. DE C.V.			SI	0.50
MATERIAL ELECTRICO	HERNANDEZ CARRAL FLUVIO DANTE			SI	0.20
MATERIAL ELECTRICO	CORONA SALAZAR PAULINA YENI			SI	0.20
MATERIAL ELECTRICO	ALONSO SANCHEZ MIGUEL			SI	0.10
MATERIAL ELECTRICO	EQUIPOS ELECTRICOS DE BAJA CA			SI	0.10
MATERIAL ELECTRICO Y PLOMERI	BECK INTERNACIONAL DE MEXICO,			SI	0.50
MATERIAL INSTALACION SANITARI	LEAL CASTILLO ANGEL			SI	0.20
MATERIAL PVC	PLASTICOS REX, S.A. DE C.V.			SI	0.80
PANEL PARA CIMBRA	CONSTRUMAC, S.A. DE C.V.			SI	0.10
:TA Y YESOS	PALMA DOMINGUEZ JUAN			SI	0.40
PASTA Y YESOS	SILVA AMEZQUITA JUANA			SI	0.20
PASTA Y YESOS	VALOIX CHIMAL JUAN			SI	0.20
PASTA Y YESOS	HERNANDEZ ALVA CRECENCIANO			SI	0.20

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA** TRIMESTRE: **1** AÑO: **2004**
CONSORCIO ARA, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
PASTA Y YESOS	GRUPO CONSTRUCTOR OZUMBILLA,			SI	0.20
PASTA Y YESOS	SERRANO BRAVO PEDRO			SI	0.10
PASTA Y YESOS	CONTRERAS RAMOS MONICA AURORA			SI	0.10
TAS Y YESOS	ORTEGA ESCOBEDO MARIA ELENA			SI	0.10
. ASTAS Y YESOS	LOZANO ONTIVEROS MOISES			SI	0.10
PINTURA Y PASTA	OSORIO AYALA RAMIRO			SI	0.20
PINTURAS Y PASTAS	REVESTO, S.A. DE C.V.			SI	0.30
PLACA DE POLIESTIRENO	POLIESPUMA DE MEXICO, S.A. DE			SI	0.10
PLOMERIA	AYALA AZUARA ARTURO			SI	0.10
PINTURA Y PASTAS	TERMINADOS TEXTURIZADOS, S.A.			SI	0.10
PUERTAS DE ALUMINIO	MASONITE MEXICO, S.A. DE C.V.			SI	0.80
PUERTAS DE OMUNICACION Y ACC	VALSA PANEL, S.A. DE C.V.			SI	0.10
ECUB.CERM.MUEB. Y ACCS. P/BA	SANITARIOS, AZULEJOS Y RECUBR			SI	0.90
SUMINISTRO DE PASTO	NEVAREZ RODRIGUEZ HUMELIA			SI	0.10
SUMINISTRO SILLETAS	FTP ACCESORIOS PLASTICOS PARA			SI	0.10
TABLAROCA	JIMENEZ VERA MARIA DOLORES			SI	0.10
TIRANTES PARA CIMBRA	CONSTRUSISTEMS, S.A. DE C.V.			SI	0.50
IERIA DE PVC	PLASTIC PLUMBERS DE MEXICO, S			SI	1.40
TUBO DE ASBESTO	TREVIÑO GOMEZ MARIO ALBERTO			SI	0.10
TUBO PAD	POLICONDUCTOS, S.A. DE C.V.			SI	0.80
TUBOS DE CONCRETO	CORDOVA PEREZ MARIA VIRGINIA			SI	0.40
TUBOS DE CONCRETO	TUBOS Y CEMENTOS EL FUERTE, S			SI	0.20
VARILLA Y ACERO DE REFUERZO	MEXICANA DE LAMINACION, S.A.			SI	0.80
VARILLA Y ACERO DE REFUERZO	CONSTRUALCO, S.A. DE C.V.			SI	0.10
VIDRIOS Y CANCELERIA	VIDRIOS Y ALUMINIOS PREFABRIC			SI	0.10
YESO Y PASTAS	MARTINEZ HERNANDEZ LEONILA			SI	0.70
YESO Y PASTAS	BARBOSA VELAZQUEZ CONSUELO			SI	0.10
YESO Y PINTURA	SANTOS MARTINEZ JOSE EDUARDO			SI	0.40
OS Y PASTAS	AZUA GUDIÑO EVA			SI	0.10
. _SOS Y PASTAS	SANCHEZ MARTINEZ JUAN ANTONIO			SI	0.10
	VARIOS			SI	11.06

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 20

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLID.
Impresión F

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
COMO PROMOTOR		0	0				
PROSAVI		0	200	36,980		N/A	PUBLICO EN GENEF
INTERES SOCIAL	3,470	678,602	2,688	735,128		N/A	PUBLICO EN GENEF
MEDIO	799	296,186	566	300,292		N/A	PUBLICO EN GENEF
RESIDENCIAL	36	42,689	54	91,963		N/A	PUBLICO EN GENEF
ARRENDAMIENTO DE		0	0				
CENTROS LOC. COMER.		0	0	2,221		N/A	PUBLICO EN GENEF
TOTAL		1,017,477		1,166,584			

OBSERVACIONES

EL VOLUMEN ESTA REPRESENTADO EN NUMERO DE VIVIENDAS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2004

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION	PORCION		LIBRE		
	$	VIGENTE	FIJA	VARIABLE	MEXICANOS	SUSCRIPCION	FIJO	VARIABLE
UNICA	1.33300	1	328,155,874		328,155,874		437,543	
TOTAL			328,155,874	0	328,155,874	0	437,543	0

\L DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
328,155,874

..OPORCION DE ACCIONES POR :

CPO's : N/A
T.VINC. : N/A
ADRS's : N/A
GDRS's : N/A
ADS's : N/A
GDS's N/A

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE AL TRIMESTRE
UNICA	56,000	33.13000	35.00000

.SERVACIONES

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

NO APLICA

CLAVE DE COTIZACION: **ARA** TRIMESTRE: **1** AÑO: **2004**
CONSORCIO ARA, S.A. DE C.V.

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN AL TIPO DE CAMBIO VIGENTE A LA FECHA DE SU CELEBRACIÓN. LOS ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA SE VALÚAN EN MONEDA NACIONAL AL TIPO DE CAMBIO VIGENTE A LA FECHA DE LOS ESTADOS FINANCIEROS. LAS FLUCTUACIONES CAMBIARIAS SE REGISTRAN EN LOS RESULTADOS.

A) POSICIÓN MONETARIA EN MONEDA EXTRANJERA AL 31 DE MARZO DE 2004 ES:

	DÓLARES	EQUIVALENTE EN PESOS
	(MILES)	
ACTIVOS:		
CORTO PLAZO:		
EFECTIVO E INVERSIONES	5,795	$ 64,761
CLIENTES	101	1,124
	5,896	$ 65,885
PASIVOS:		
CORTO PLAZO:		
ANTICIPO DE CLIENTES	389	4,343
ARRENDAMIENTO FINANCIERO	286	3,200
	675	7,543
LARGO PLAZO:		
ARRENDAMIENTO FINANCIERO	794	8,874
	1,469	$ 16,417
POSICIÓN MONETARIA ACTIVA NETA	4,427	$ 49,468
	==========	=========

B) EL EQUIVALENTE EN MONEDA NACIONAL DE LAS TRANSACCIONES REALIZADAS EN DOLARES ESTADOUNIDENSES, FUERON COMO SIGUE:

ADQUISICIÓN DE EQUIPO	$ 17,306
	=========

LA COMPAÑÍA NO TIENE SUBSIDIARIA O ASOCIADA EN EL EXTRANJERO.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

FECHA: 21/04/2004 19:13

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	CONSORCIO ARA, S.A. DE C.V.
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 55 96 86 48
DIRECCION DE INTERNET:	www.consorcioara.com.mx

; OS FISCALES DE LA EMISORA

RFC EMPRESA:	CAR881122UU5
DOMICILIO FISCAL:	COLIMA 394 2DO. PISO
COLONIA:	ROMA
C. POSTAL:	06700
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

N^ ''BRE:	C.P. J.SACRAMENTO SOTO SOLIS
L .ICILIO:	*BOSQUES DE CIRUELOS NO. 140-101*
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 45 22 04
E-MAIL:	sacramento@ara.com.mx

[OS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL DIVISION INMOBILIARIA
NOMBRE:	ING. GERMAN AHUMADA RUSSEK
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 51 27 04
E-MAIL:	gar@ara.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL DIVISION CONSTRUCTOR
NOMBRE:	ING. LUIS FELIPE AHUMADA RUSSEK
I CILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA** FECHA: 21/04/2004 19:13

CONSORCIO ARA, S.A. DE C.V.

FAX:	(55) 55 74 55 28
E-MAIL:	lfa@ara.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
~~NOMBRE:~~	~~ING. JUAN DONALD FORSECK ORIVE~~
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 51 27 04
E-MAIL:	donald@ara.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	DIRECTOR DE ADMINISTRACION Y FINANZAS
NOMBRE:	C.P. J. SACRAMENTO SOTO SOLIS
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 45 22 04
E-MAIL:	sacramento@ara.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	ING. JUAN DONALD FORSECK ORIVE
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140-101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 51 27 04
E-MAIL:	donald@ara.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. ERNESTO PRIETO VALLEJO
DOMICILIO:	BOSQUES DE CIRUELOS NO.140-101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 55 96 86 48
E-MAIL:	ara@ara.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	ASESOR EXTERNO
NOMBRE:	LIC. JAIME CORTES ROCHA
DOMICILIO:	MONTES URALES 505-3 PISO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA** FECHA: 21/04/2004 19:13

CONSORCIO ARA, S.A. DE C.V.

COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 52 01 74 00
FAX:	(55) 55 20 10 65
E-MAIL:	jcortesr@macf.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	ASESOR EXTERNO
NOMBRE:	LIC LORENZA LANGARICA O'HEA
DOMICILIO:	MONTES URALES 505-3 PISO
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	55 52 01 74 00
FAX:	55 55 20 10 65
E-MAIL:	llangarica@macf.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	ING. JUAN DONALD FORSECK ORIVE
DOMICILIO:	BOSQUES DE CIRUELOS NO.140-101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 51 27 04
E-MAIL:	donald@ara.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE ADMINISTRACION Y FINANZAS
NOMBRE:	C.P. J. SACRAMENTO SOTO SOLIS
DOMICILIO:	BOSQUES DE CIRUELOS NO.140-101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 45 22 04
E-MAIL:	sacramento@ara.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	ING. JUAN DONALD FORSECK ORIVE
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
F	(55) 52 51 27 04
E-MAIL:	donald@ara.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING. GERMÁN AHUMADA RUSSECK **DIRECTOR GENERAL**	**C.P. J. SACRAMENTO SOTO SOLIS** **DIRECTOR DE ADMINISTRACION Y FINANZAS**

MEXICO, D.F., A 21 DE ABRIL DE 2004

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

RECEIVED
2006 MAY 30 P 5:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 2 AÑO: 2004

ESTADO DE SITUACION FINANCIERA
AL 30 DE JUNIO DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**ACTIVO TOTAL**	**7,636,676**	**100**	**6,697,959**	**100**
2	**ACTIVO CIRCULANTE**	**7,052,821**	**92**	**6,166,169**	**92**
3	EFECTIVO E INVERSIONES TEMPORALES	1,004,590	13	1,021,562	15
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	1,347,809	18	1,434,519	21
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	20,496	0	0	0
6	INVENTARIOS	4,591,015	60	3,583,138	53
7	OTROS ACTIVOS CIRCULANTES	88,911	1	126,950	2
8	**LARGO PLAZO**	**82,849**	**1**	**0**	**0**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	77,330	1	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	5,519	0	0	0
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**501,006**	**7**	**531,790**	**8**
13	INMUEBLES	120,440	2	209,645	3
14	MAQUINARIA Y EQUIPO INDUSTRIAL	581,019	8	492,480	7
15	OTROS EQUIPOS	147,042	2	143,604	2
16	DEPRECIACION ACUMULADA	356,360	5	320,797	5
17	CONSTRUCCIONES EN PROCESO	8,865	0	6,858	0
18	**ACTIVO DIFERIDO (NETO)**	**0**	**0**	**0**	**0**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**2,671,805**	**100**	**2,321,171**	**100**
21	**PASIVO CIRCULANTE**	**879,792**	**33**	**752,588**	**32**
22	PROVEEDORES	105,248	4	129,694	6
23	CREDITOS BANCARIOS	100,000	4	104,370	4
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	32,144	1	5,252	0
26	OTROS PASIVOS CIRCULANTES	642,400	24	513,272	22
27	**PASIVO A LARGO PLAZO**	**86,256**	**3**	**53,544**	**2**
28	CREDITOS BANCARIOS	0	0	0	0
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	86,256	3	53,544	2
31	**CREDITOS DIFERIDOS**	**1,705,757**	**64**	**1,515,039**	**65**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	**CAPITAL CONTABLE**	**4,964,871**	**100**	**4,376,788**	**100**
34	**PARTICIPACION MINORITARIA**	**18,723**		**16,227**	
35	**CAPITAL CONTABLE MAYORITARIO**	**4,946,148**	**100**	**4,360,561**	**100**
36	**CAPITAL CONTRIBUIDO**	**1,434,957**	**29**	**1,433,308**	**33**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	437,593	9	437,624	10
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	484,927	10	484,934	11
39	PRIMA EN VENTA DE ACCIONES	512,437	10	510,750	12
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**3,511,191**	**71**	**2,927,253**	**67**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	4,063,464	82	3,339,193	76
43	RESERVA PARA RECOMPRA DE ACCIONES	87,194	2	88,772	2
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(967,900)	(19)	(791,620)	(18)
45	RESULTADO NETO DEL EJERCICIO	328,433	7	290,908	7

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA** TRIMESTRE: **2** AÑO: **2004**
CONSORCIO ARA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**1,004,590**	**100**	**1,021,562**	**100**
46	EFECTIVO	142,986	14	99,901	10
47	INVERSIONES TEMPORALES	861,604	86	921,661	90
18	**CARGOS DIFERIDOS**	**0**	**100**	**0**	**100**
48	GASTOS AMORTIZABLES (NETO)		0	0	0
49	CREDITO MERCANTIL		0	0	0
50	IMPUESTOS DIFERIDOS		0	0	0
51	OTROS		0	0	0
21	**PASIVO CIRCULANTE**	**879,792**	**100**	**752,588**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	9,337	1	25,775	3
53	PASIVOS EN MONEDA NACIONAL	870,455	99	726,813	97
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL		0	0	0
55	PAGARE DE MEDIANO PLAZO		0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES		0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**642,400**	**100**	**513,272**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	33,135	5	23,407	5
58	OTROS PASIVOS CIRCULANTES SIN COSTO	609,265	95	489,865	95
27	**PASIVO A LARGO PLAZO**	**86,256**	**100**	**53,544**	**100**
59	PASIVO EN MONEDA EXTRANJERA	11,597	13	0	0
60	PASIVO EN MONEDA NACIONAL	74,659	87	53,544	100
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	**100**	**0**	**100**
61	OBLIGACIONES		0	0	0
62	PAGARE DE MEDIANO PLAZO		0	0	0
30	**OTROS CREDITOS**	**86,256**	**100**	**53,544**	**100**
63	OTROS CREDITOS CON COSTO	72,618	84	53,544	100
64	OTROS CREDITOS SIN COSTO	13,638	16	0	0
31	**CREDITOS DIFERIDOS**	**1,705,757**	**100**	**1,515,039**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	1,705,757	100	1,515,039	100
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**0**	**100**	**0**	**100**
68	RESERVAS		0	0	0
69	OTROS PASIVOS		0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(967,900)**	**100**	**(791,620)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	(594,325)	(61)	(418,045)	(53)
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(373,575)	(39)	(373,575)	(47)

CLAVE DE COTIZACION: **ARA** TRIMESTRE: **2** AÑO: **2004**
CONSORCIO ARA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	6,173,029	5,413,581
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
74	NUMERO DE FUNCIONARIOS (*)	39	37
75	NUMERO DE EMPLEADOS (*)	584	582
76	NUMERO DE OBREROS (*)	7,253	7,923
77	NUMERO DE ACCIONES EN CIRCULACION (*)	328,192,874	328,206,774
78	NUMERO DE ACCIONES RECOMPRADAS (*)	19,000	5,100

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA**
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 2 AÑO: 2004

ESTADO DE RESULTADOS
DEL 1 DE ENERO AL 30 DE JUNIO DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	2,441,804	100	2,146,263	100
2	COSTO DE VENTAS	1,735,679	71	1,530,315	71
3	**RESULTADO BRUTO**	706,125	29	615,948	29
4	GASTOS DE OPERACION	193,163	8	166,649	8
5	**RESULTADO DE OPERACION**	512,962	21	449,299	21
6	COSTO INTEGRAL DE FINANCIAMIENTO	11,407	0	5,337	0
	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	501,555	21	443,962	21
3	OTRAS OPERACIONES FINANCIERAS	(15,207)	(1)	(27,211)	(1)
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	516,762	21	471,173	22
10	PROVISION PARA IMPUESTOS Y P.T.U.	183,909	8	179,073	8
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	332,853	14	292,100	14
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	(3,085)	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	329,768	14	292,100	14
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	329,768	14	292,100	14
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	329,768	14	292,100	14
19	PARTICIPACION MINORITARIA	1,335		1,192	0
20	**RESULTADO NETO MAYORITARIO**	328,433	13	290,908	14

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 2 AÑO: 2004

ESTADO DE RESULTADOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**2,441,804**	**100**	**2,146,263**	**100**
21	NACIONALES	2,441,804	100	2,146,263	100
22	EXTRANJERAS	0	0	0	0
23	CONVERSION EN DOLARES (***)	0	0	0	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**11,407**	**100**	**5,337**	**100**
4	INTERESES PAGADOS	35,564	312	31,487	590
5	PERDIDA EN CAMBIOS	0	0	687	13
26	INTERESES GANADOS	26,068	229	29,490	553
27	GANANCIA EN CAMBIOS	1,465	13	0	0
28	RESULTADO POR POSICION MONETARIA	3,376	30	2,653	50
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(15,207)**	**100**	**(27,211)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(15,207)	(100)	(27,211)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**183,909**	**100**	**179,073**	**100**
32	I.S.R.	61,323	33	50,742	28
33	I.S.R. DIFERIDO	122,045	66	127,767	71
34	P.T.U.	541	0	564	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 2 AÑO: 2004

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	2,441,805	2,146,264
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	5,196,796	4,727,410
39	RESULTADO DE OPERACION (**)	1,101,073	990,108
40	RESULTADO NETO MAYORITARIO (**)	761,789	671,526
41	RESULTADO NETO (**)	764,985	673,081

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: ARA

CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 2 AÑO. 2004

ESTADO DE RESULTADOS TRIMESTRAL
DEL 1 DE ABRIL AL 30 DE JUNIO DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	1,274,520	100	1,114,995	100
2	COSTO DE VENTAS	905,752	71	794,405	71
3	**RESULTADO BRUTO**	368,768	29	320,590	29
4	GASTOS DE OPERACION	101,170	8	87,120	8
5	**RESULTADO DE OPERACION**	267,598	21	233,470	21
	COSTO INTEGRAL DE FINANCIAMIENTO	9,867	1	4,982	0
	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	257,731	20	228,488	20
8	*OTRAS OPERACIONES FINANCIERAS*	(6,042)	0	(12,325)	(1)
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	263,773	21	240,813	22
10	PROVISION PARA IMPUESTOS Y P.T.U.	100,043	8	93,450	8
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	163,730	13	147,363	13
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	(1,030)	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	162,700	13	147,363	13
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	162,700	13	147,363	13
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	162,700	13	147,363	13
19	PARTICIPACION MINORITARIA	682		570	0
20	**RESULTADO NETO MAYORITARIO**	162,018	13	146,793	13

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 2 AÑO. 2004

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**1,274,520**	**100**	**1,114,995**	**100**
21	NACIONALES	1,274,520	100	1,114,995	100
22	EXTRANJERAS	0	0	0	0
23	CONVERSION EN DOLARES (***)	0	0	0	0
[illegible]	**COSTO INTEGRAL DE FINANCIAMIENTO**	**9,867**	**100**	**4,982**	**100**
[illegible]	INTERESES PAGADOS	21,787	221	17,454	350
_5	PERDIDA EN CAMBIOS	0	0	0	0
26	INTERESES GANADOS	14,188	144	11,372	228
27	GANANCIA EN CAMBIOS	1,822	18	807	16
28	RESULTADO POR POSICION MONETARIA	4,090	41	(293)	(6)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(6,042)**	**100**	**(12,325)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(6,042)	(100)	(12,325)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**100,043**	**100**	**93,450**	**100**
32	I.S.R.	33,821	34	26,012	28
33	I.S.R. DIFERIDO	65,952	66	67,156	72
34	P.T.U.	270	0	282	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA** TRIMESTRE: AÑO: **2004**

CONSORCIO ARA, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**131,595**	**160,920**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	34,538	29,813
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	0
[illegible]	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	(1,465)	687
[illegible]	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	3,376	2,653
17	+ (-) OTRAS PARTIDAS	95,146	127,767
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(430,762)**	**(367,312)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(56,554)	(276,229)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(448,701)	(96,513)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(5,754)	6,714
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(77,665)	(36,722)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	157,912	35,438
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**102,956**	**118,922**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	100,000	103,635
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	0	0
5	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	3,127	15,287
7	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	0	0
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(171)	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**13,355**	**11,052**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	590	865
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	12,765	10,187
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(56,267)**	**(34,468)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	140	1,836
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(56,407)	(36,304)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 2 AÑO: 2004

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA
DEL 1 DE ENERO AL 30 DE JUNIO DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	329,768	292,100
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	131,595	160,920
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	461,363	453,020
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(430,762)	(367,312)
	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION	30,601	85,708
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	102,956	118,922
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	13,355	11,052
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	116,311	129,974
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	(56,267)	(34,468)
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	90,645	181,214
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	913,945	840,348
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	1,004,590	1,021,562

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 2 AÑO: 2004

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	13.51	%	13.61	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	15.40	%	15.40	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	10.02	%	10.05	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(1.02)	%	(0.91)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.68	veces	0.71	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	10.37	veces	8.89	veces
8	ROTACION DE INVENTARIOS (**)	0.80	veces	0.94	veces
9	DIAS DE VENTAS POR COBRAR	99	días	120	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	26.57	%	31.17	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	34.99	%	34.65	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.54	veces	0.53	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	0.78	%	1.11	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	17.22	%	10.07	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	14.42	veces	14.27	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.95	veces	2.04	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	8.02	veces	8.19	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	2.80	veces	3.43	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	2.64	veces	2.66	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	114.18	%	135.74	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	18.89	%	21.11	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(17.64)	%	(17.11)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	0.86	veces	2.72	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	88.52	%	91.50	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	11.48	%	8.50	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	100.25	%	105.33	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 2 AÑO: 2004

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ 2.32		$ 2.05	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00		$ .00	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ .00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ 1.01		$ .85	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00		$ .00	
	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00		$ .00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 15.07		$ 13.29	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00		$ .00	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones	.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	2.20	veces	1.63	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	14.29	veces	10.56	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00	veces	.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ANEXO 1

CONSOLIDADO
Impresión Final

Comentarios y Análisis de la Administración sobre los Resultados de Operación y Situación Financiera de la Compañía

Resumen Ejecutivo

Segundo Trimestre 2004.

Ventas de 4,154 unidades, equivalentes a 6,069 unidades al precio representativo de la industria con ingresos de $ 1,274.5 millones de pesos, incremento del 14.3% con respecto al segundo trimestre de 2003
Utilidad Bruta alcanzó los $ 368.8 millones de pesos, con un margen bruto de 28.9% creciendo 15.0% comparado con el mismo periodo del año anterior
Utilidad de Operación de $ 267.6 millones de pesos, con un margen de operación del 21.0% con un incremento del 14.6% con respecto al segundo trimestre del año anterior
Utilidad Neta cerró con $ 162.7 millones de pesos, lo que representa un incremento del 10.4% alcanzando un margen neto de 12.8%
EBITDA de $ 285.7 millones de pesos, 22.4% con respecto a ventas, creciendo 15.2% contra el mismo trimestre del año anterior
Precio promedio de $ 306.8 miles de pesos, 3.9% sobre el año anterior

Julio 2003 a Junio 2004.

Ventas de 16,473 unidades, equivalente a 24,746 unidades al precio representativo de la industria con ingresos de $ 5,196.8 millones de pesos, incremento del 9.9% con respecto al año 2003
Utilidad Bruta alcanzó los $ 1,504.0 millones de pesos, con un margen bruto de 28.9% creciendo 11.0% comparado con el mismo periodo del año anterior
Utilidad de Operación de $ 1,101.1 millones de pesos, incremento del 11.2% con respecto al 2003, alcanzando un margen del 21.2%
Utilidad Neta de $ 765.0 millones de pesos, incremento del 13.7% con respecto al 2003 alcanzando un margen neto del 14.7%
EBITDA de $ 1,174.9 millones de pesos, incremento del 11.9% con respecto al 2003 y alcanzando un margen del 22.6%
Precio Promedio de $ 313.4 miles de pesos incremento del 10.2% con respecto al 2003

Balance General al 30 de junio 2004.

El nivel de efectivo alcanzó los $ 1,004.6 millones de pesos, el 1.7% menos que el año anterior
Los pasivos con costo representan el 22% de nuestro nivel de efectivo
Sin tomar en cuenta los pasivos diferidos, el apalancamiento se mantuvo bajo, a niveles de 12.6% total de pasivos a total de activos
Al cierre de Junio del 2004 se cuenta con una reserva territorial suficiente para 113,016 casas a plan maestro, equivalentes a 128,607 viviendas de interés social
Al cierre del segundo trimestre el Backlog alcanzó 24,888 unidades, lo que representa un incremento del 18.6% con respecto al año anterior. Suficiente para financiar la venta de mas de un año de ingresos futuros

Segundo Trimestre de 2004.

I) Resultados de Operación.

Ventas

Los ingresos del segundo trimestre de 2004 fueron de $ 1,274.5 millones mostrando un incremento del 14.3% con respecto al segundo trimestre del año anterior con 4,154 unidades vendidas, equivalentes a 6,069 unidades al precio representativo de la industria.

El segmento Prosavi-Progresiva disminuyó su volumen debido a la conclusión de desarrollos destinados a dicho segmento al registrar 296 unidades vendidas de los cuales 128 son de créditos progresiva Infonavit, y 168 de prosavi SHF. Los ingresos del sector Prosavi-Progresiva representan el 4.2% de los ingresos totales en el segundo trimestre de 2004 al registrar $ 53.8 millones, monto menor a los $ 58.0 millones reportados al segundo trimestre de 2003.

Las ventas del segmento Infonavit fueron de 1,790 unidades, con ingresos de $ 463.3 millones de pesos lo que representa un incremento del 18.0% en ingresos al segundo trimestre de 2004.

El número de viviendas vendidas a través de hipotecas otorgadas por SHF fueron de 1,205 unidades alcanzando $ 342.5 millones de pesos, lo que representa un incremento del 95.8% en ingresos con respecto al año anterior. Fovissste registró 391 unidades, alcanzando ingresos por $ 112.2 millones de pesos.

El precio promedio fue de $ 306.8 miles de pesos lo que representa un incremento del 3.9% contra el año anterior. La excepción es el segmento residencial donde sigue el énfasis de la compañía por ofrecer un producto mas accesible a menor precio. La estrategia es participar en un segmento donde hay mayor demanda y menor competencia.

El segmento de vivienda media, registró $ 237.9 millones de pesos de ingresos lo que representa un incremento del 32.0%. Se alcanzaron las 439 viviendas. vendidas es decir un, 21.3% de crecimiento contra el año anterior. De éstas, 352 fueron financiadas por la SHF. La apertura de nuevos desarrollós continúa fortaleciendo este segmento.

La vivienda de tipo residencial alcanzó $ 54.1 millones de pesos de ingresos, un incremento de 22.2% al vender 33 unidades en comparación con las 27 unidades registradas en el segundo trimestre de 2003. Se continuará con el énfasis de ofrecer este tipo de vivienda que pueda acceder a planes de financiamiento por un monto de $ 1.5 millones aproximadamente.

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION
SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

El detalle de las ventas se muestra a continuación:

	2doTrim. 2004		2doTrim 2003		2doTrim. 2002	
	Unid.	Mill.$	Unid.	Mill.$	Unid.	Mill.$
Prosavi-Progresiva	296	53.8	349	58.0	530	95.3
Infonavit	1,790	463.3	1,539	392.8	1,985	516.3
Fovi	1,205	342.5	562	174.9	653	188.4
Fovissste	391	112.2	938	244.3	-155	-38.6
Interés Social	3,386	918.0	3,039	812.0	2,483	666.1
Tipo Medio	439	237.9	362	180.2	314	140.6
Residencial	33	54.1	27	55.8	23	52.3
Terrenos Comer.	--	5.0	--	0.9		--
Total C/Promotor	4,154	1,268.7	3,777	1,106.8	3,350	954.3
Constructor	--	3.4	--	1.8	--	
Locales Comerciales	--	2.4	--	6.4	--	3.9
Tipo Medio	--				--	
TOTAL	4,154	1,274.5	3,777	1,115.0	3,350	958.2

Al segundo trimestre de 2004 se registró un incremento en precios promedio de 3.9%, el detalle se muestra a continuación:

	2doTrim.2004 Miles.$	2doTrim.2003 Miles.$	2doTrim.2002 Miles.$	VAR% 04/03	VAR% 03/02
Prosavi-Progresiva	181.6	166.1	179.8	9.3	-7.6
Infonavit	258.8	255.2	260.1	1.4	-1.9
Fovi	284.2	311.2	288.5	-8.7	7.9
Fovissste	286.9	260.5	249.3	10.1	4.5
Interés Social	271.1	267.2	268.2	1.5	-0.4
Tipo Medio	541.9	497.8	447.9	8.9	11.2
Residencial	1,640.1	2,065.9	2,275.3	-20.6	-9.2
Total	306.8	295.2	284.9	3.9	3.6

Costo de Ventas

Al segundo trimestre de 2004 el costo de ventas aumenta en 14.0% con respecto al mismo periodo del año anterior al registrar un monto de $905.7 millones de pesos representando el 71.1% con respecto a ventas, cifra que disminuyó en 0.1% con respecto al año anterior.

Utilidad Bruta

Al cierre del segundo trimestre de 2004, registramos un margen bruto de 28.9% registrando $ 368.8 millones de pesos. Estos niveles representan una mejoría de 50 puntos base con respecto al 2002 debido a un mayor control de costos y mayores eficiencias en la construcción.

A continuación se muestra el detalle por tipo de vivienda:

	2doTrim.2004	2doTrim.2003	2doTrim.2002	VAR PUNTOS 04-03	VAR PUNTOS 03-02
Prosavi-Progresiva	24.1%	24.1%	23.9%	0.0	0.2
Interés Social	28.6%	28.4%	28.4%	0.2	0.0
Tipo Medio	30.3%	30.3%	31.0%	0.0	-0.7
Residencial	30.9%	30.6%	30.2%	0.3	0.4
Promotor	28.8%	28.6%	28.4%	0.2	0.2
Constructor	28.1%	25.1%	0.0%	3.0	25.1
Locales Comerciales	48.6%	49.1%	67.2%	-0.5	-18.1
TOTAL	28.9%	28.8%	28.4%	0.1	0.4

Gastos de Administración

Los gastos de administración incluyen, sueldos, salarios de personal técnico, administrativo y de ventas.
Los gastos de administración al segundo trimestre de 2004 sumaron $ 101.2 millones de pesos mostrando un incremento con respecto al mismo periodo de 2003 de 16.1%. El margen es el mismo en ambos periodos al ubicarse en 7.9% y 7.8% respectivamente.

Utilidad de Operación

La utilidad de operación al segundo trimestre de 2004 creció 14.6% en comparación al segundo trimestre del año anterior, derivado de la combinación de un eficiente control de costos de venta y gastos de administración.

EBITDA

Durante el segundo trimestre de 2004 Consorcio ARA generó un EBITDA por $ 285.7 millones (22.4% de las ventas), 15.2% mayor con el correspondiente al segundo trimestre del 2003, de los cuales solo 18.1 millones de pesos son producto de la depreciación. El nivel de EBITDA alcanzado nos permite cubrir el rubro de intereses pagados en más de 13.1 veces.

Costo Integral de Financiamiento

El costo integral de financiamiento presenta un incremento del 98.0%, en relación con el segundo trimestre de 2003, registrando un cargo neto de 9.9 millones de pesos.. El crecimiento se puede explicar en mayor medida por la mayor inversión en Backlog, congruente con la estrategia de la empresa. Dichos costos se incluyen en el rubro de Intereses Pagados.

El detalle se muestra a continuacion:

	2doTrim. 2004	2doTrim. 2003	2doTrim. 2002	VAR % 04/03	VAR % 03/02
Intereses Pagados	21.8	17.5	16.5	24.6	6.1
Intereses Ganados	14.2	11.4	8.8	24.6	29.5
(Pérdida)Ut.Cambiaria	1.8	0.8	-2.7	125.0	129.6
(Pérdida) Ut. Monetaria	-4.1	0.3	-3.9	-1466.7	107.7
Cto.Integral de Finac.	9.9	5.0	14.3	98.0	-65.0

Impuestos

La compañía registró un total de impuestos por $ 100.0 millones de pesos presentando un incremento del 7.1% con respecto al segundo trimestre de 2003. La provisión de Impuestos se mantuvo en niveles similares al mismo período del año anterior.

Utilidad Neta

La utilidad neta fue de $ 162.7 millones de pesos con un margen del 12.8% durante el segundo trimestre de 2004, lo que representa un incremento del 10.4%.
La utilidad neta por acción de los últimos 12 meses resultó de 2.32

El detalle se muestra a continuación:

		UDM a JUNIO del 2004
Utilidad Neta	Mayoritaria (pesos)	761,788,847
Acciones	(Promedio)	328,037,316
UPA		2.32

ESTADO DE RESULTADOS AL SEGUNDO TRIMESTRE DE 2004

	2doTrim. 2004		2doTrim. 2003		2doTrim. 2002	
	Mill.de Pesos	%	Mill. de Pesos	%	Mill. de Pesos	%
Ingresos	1,274.5	100.0	1,115.0	100.0	958.3	100.0
Costo de Vtas	905.7	71.1	794.4	71.2	686.5	71.6
Utilidad Bruta	368.8	28.9	320.6	28.8	271.8	28.4
Gastos de Admon.	101.2	7.9	87.1	7.8	75.1	7.8
Utilidad de Operac	267.6	21.0	233.5	20.9	196.7	20.6
CIF	9.9	0.8	5.0	0.4	14.3	1.5
Otros Ingresos	6.0	0.5	12.3	1.1	0.5	0.0
Asoc. en Partic.	-1.0	-0.1	0.0	0.0	0.0	0.0
Ut.antes de Imp.	262.7	20.6	240.8	21.6	182.9	19.1
ISR Diferido	65.9	5.2	67.1	6.0	65.3	6.8
ISR,IMPAC y PTU	34.1	2.7	26.3	2.4	20.0	2.1
Total Impuestos	100.0	7.8	93.4	8.4	85.3	8.9
Utilidad Neta	162.7	12.8	147.4	13.2	97.6	10.2
Depreciación	18.1	1.4	14.6	1.3	12.4	1.3
EBITDA	285.7	22.4	248.1	22.2	209.1	21.8

RESULTADOS DE JULIO A JUNIO 2004, 2003 y 2002
COMPARATIVO DE UNIDADES Y VENTAS

	JUL-JUN 2004 Unid.	JUL-JUN 2004 Mill.$	JUL-JUN 2003 Unid.	JUL-JUN 2003 Mill.$	JUL-JUN 2002 Unid.	JUL-JUN 2002 Mill.$
Prosavi-Progresiva	1,498	269.4	1,933	326.5	2,342	397.1
Infonavit	6,820	1,822.8	6,717	1,720.9	6,609	1,660.4
Fovi	4,171	1,208.5	3,383	975.7	3,384	959.9
Fovissste	1,852	535.3	2,378	603.8	2,182	566.9
Interés Social	12,843	3,566.6	12,478	3,300.4	12,175	3,187.3
Tipo Medio	1,970	1,034.2	1,962	883.6	1,232	501.2
Residencial	162	292.2	89	173.3	125	296.0
Terrenos Comerciales	--	10.2	--	7.4	--	-21.2
Total como Promotor	16,473	5,172.7	16,462	4,691.1	15,874	4,360.4
Constructor		4.1		10.2		18.0
Locales Comerciales		20.1		26.0		6.9
Tipo Medio					23	
Total en A/P					23	
T O T A L	16,473	5,196.8	16,462	4,727.4	15,897	4,385.2

PRECIOS PROMEDIO

	JUL-JUN 2004	JUL-JUN 2003	JUL-JUN 2002	Var% 04/03	Var% 03/02
Prosavi-Progresiva	179.8	168.9	169.6	6.5	-0.4
Infonavit	267.3	256.2	251.2	4.3	2.0
Fovi	289.7	288.4	283.7	0.5	1.7
Fovissste	289.0	253.9	259.8	13.8	-2.3
Interés Social	277.7	264.5	261.8	5.0	1.0
Tipo Medio	525.0	450.4	406.8	16.6	10.7
Residencial	1,803.6	1,947.0	2,367.8	-7.4	-17.8
T O T A L	313.4	284.5	275.8	10.2	3.1

ESTADO DE RESULTADOS

	JUL-JUN 2004 Mill.de $	%	JUL-JUN 2003 Mill.de $	%	JUL-JUN 2002 Mill.de $	%
Ingresos	5,196.8	100.0	4,727.4	100.0	4,385.3	100.0
Costo de Ventas	3,692.8	71.1	3,372.2	71.3	3,144.8	71.7
Utilidad Bruta	1,504.0	28.9	1,355.2	28.7	1,240.5	28.3
Gastos de Administración	402.9	7.8	365.1	7.7	336.2	7.7
Utilidad de Operación	1,101.1	21.2	990.1	20.9	904.3	20.6
CIF	22.2	0.4	26.6	0.6	40.8	0.9
Otros Ingresos	61.6	1.2	48.6	1.0	7.5	0.2
Asoc. en Partic.	-3.1	-0.1	-3.9	-0.1	-3.9	-0.1
Utilidad antes de Impuestos	1,137.4	21.9	1,008.2	21.3	867.1	19.8
ISR Diferido	250.0	4.8	226.0	4.8	247.3	5.6
ISR, IMPAC y PTU	122.4	2.4	109.1	2.3	89.4	2.1
Total Impuestos	372.4	7.2	335.1	7.1	336.7	7.7
Utilidad Neta	765.0	14.7	673.1	14.2	530.4	12.1
Depreciación	73.8	1.4	59.8	1.3	50.0	1.1
EBITDA	1,174.9	22.6	1,049.9	22.2	954.3	21.8

II) Situación Financiera, Liquidez y Recursos de Capital.

Efectivo e Inversiones Temporales
Al 30 de junio de 2004 el nivel de efectivo e inversiones temporales registró $ 1,004.6 millones de pesos, cantidad inferior en un 1.7% con respecto al mismo periodo de 2003 debido al financiamiento de la operación via nuestros propios recursos. Esto fue motivado por una temporal baja en el pago a desarrolladores por parte de las diferentes agencias. Cabe mencionar que el efecto se observó desde el segundo trimestre del año y que estamos en vía de revertirlo.

Mantenemos una política prioritaria de reinversión de utilidades lo que nos permite satisfacer oportunamente los principales requerimientos de efectivo que se derivan de la construcción de viviendas, compra de terrenos y pago de proveedores sin necesidad de recurrir a financiamiento externo.

Cuentas por Cobrar

Se mantienen estrictas políticas de cobranza que tienen como propósito asegurar una recuperación de cartera de manera eficiente dando como resultado 3.3 meses de ventas por cobrar, aún dada la situación prevaleciente durante el segundo trimestre, ubicándonos como el líder en la recuperación de cartera dentro del sector.

Inventarios

Incluyen la reserva territorial que son el activo más importante de la empresa, así como las obras en proceso y almacén de materiales de construcción. Este rubro tuvo un incremento del 28.1%. Debido al incremento de obra en proceso derivado del retraso de las agencias, así como a obras de infraestructura realizadas en algunos desarrollos. Cabe destacar que actualmente contamos con la reserva territorial más importante de la industria, equivalente a 128,607 viviendas de interés social con una superficie de 24.7 millones de m2 distribuidas en las zonas geográficas de mayor desarrollo económico del país.

El detalle de la reserva territorial por tipo de vivienda se muestra a continuación:

	JUNIO 2004 unidades	Equivalente en Unidades de Interés Social	Equivalente en Ingresos Millones $
Prosavi-Progresiva	26,435	17,783	4,834,8
Interés Social	74,678	74,678	20,303.6
Tipo Medio	8,879	17,479	4,752.2
Residencia	3,024	18,667	5,075.3
TOTAL	113,016	128,607	34,965.9

Y se encuentra distribuida geográficamente de la siguiente manera:

	Unidades	%
Valle de México	54,898	48.6
Quintana Roo	21,381	18.9
Baja California	6,395	5.7
Toluca, Edo. Mex	5,640	5.0
Morelos	5,461	4.8
Sonora	2,822	2.5
Guanajuato	2,719	2.4
Veracruz	2,689	2.4
Puebla	2,628	2.3
Michoacán	2,303	2.0
Nuevo León	2,419	2.1
Jalisco	1,565	1.4
Querétaro	839	0.7
Chihuahua	629	0.6
Distrito Federal	411	0.4
Guerrero	129	0.1
Sinaloa	48	0.0
Tabasco	40	0.0
T O T A L	113,016	100.0

Capacidad Instalada

Nuestra integración vertical nos permite generar importantes economías de escala. Es conveniente recordar que contamos con la capacidad instalada para producir la totalidad de nuestros requerimientos de concreto. Este hecho en sí mismo nos ubica como uno de los cuatro principales productores de concreto en México.

Al 30 de junio de 2004 el rubro de inmuebles, planta y equipo suma un total de $ 501.0 millones de pesos mostrando un decremento del 5.8% con respecto al 30 de junio de 2003. La inversión en maquinaria y equipo fue de $ 56.4 millones de pesos y representa el 9.7% del total de activos. Este rubro incluye la planta de mantenimiento de maquinaria y cimbra (COMACI). Adicionalmente incluye áreas comerciales para el beneficio de nuestros clientes. Dichas áreas comerciales son llevadas a cabo por Promotora y Desarrolladora de Centros Comerciales S.A. de C.V. (PDCC), subsidiaria de Consorcio ARA. El 11 de noviembre 2003, se firmó un convenio marco de co-inversión (50% / 50%) con O'Connor Capital Partners para el desarrollo y operación de centros comerciales. El convenio contempla inversiones por cerca de 100 millones de dólares en los próximos cuatro años.

Proveedores

Como apoyo a nuestros proveedores, nos integramos al programa de Cadenas Productivas de Nacional Financiera (Nafinsa) en donde podrán acceder a diversos servicios financieros al amparo de la relación comercial que mantenemos con ellos.
Los proveedores ascienden a $ 105.2 millones de pesos al segundo trimestre de 2004, con una rotación de 18 días, en comparación con el registrado al segundo trimestre de 2003 por la cantidad de $ 129.7 millones de pesos significando un decremento del 18.9%. Dicho decremento se explica básicamente por el pago de pasivos a proveedores.

Deudas a CP y LP

Registramos deuda de Corto Plazo y Largo Plazo al 30 de junio de 2004 por un total de $ 225.6 millones de pesos derivado básicamente de contratos de arrendamiento financiero pactados para la compra de maquinaria y equipo de los cuales $ 33.1 millones corresponden a deuda de corto plazo.
Mantenemos una deuda con costo a capital contable de 4.5%, mantenemos una deuda con costo a activo total de 2.9% y mantenemos una deuda con costo a efectivo e inversiones temporales de 22.5%.
Asimismo, contamos con líneas de crédito vigentes con diversas instituciones financieras por un monto total de $ 1,332.0 millones. El pasivo total a capital contable es de 0.54 veces mostrando una estructura financiera totalmente sana.

Impuestos Diferidos

Sobre la base del principio contable D-4, los pasivos diferidos al 30 de junio de 2004 ascendieron a un total de $ 1,705.8 millones. Por este motivo el apalancamiento, calculado como total del pasivo total a activo se ubica en 35.0%, si no tomáramos en cuenta estos pasivos diferidos el apalancamiento sería del 12.6%.

Capital Contable

El Capital Contable de Consorcio ARA creció 13.4% alcanzando los $ 4,964.9 millones de pesos al 30 de junio de 2004 provocado por el nivel de utilidad neta registrada en el periodo.

Políticas de Tesorería

Consorcio ARA ha implementado una serie de políticas y procedimientos que tienen como objetivos asegurar la correcta administración del flujo de efectivo de cada una de las subsidiarias de manera centralizada.
Mantenemos un control estricto sobre la inversión de los excedentes de tesorería invirtiéndolos en instrumentos de alta calidad crediticia. Contamos con eficientes procesos de escrituración y cobranza apegados a estrictas políticas que regulan la operación.
Los pagos a proveedores de bienes y servicios se realizan bajo procedimientos y controles efectivos que nos aseguran cubrir de manera oportuna los compromisos económicos adquiridos con ellos haciendo énfasis en el control de la salida de efectivo.

BALANCE GENERAL al 30 de junio 2004.

	JUNIO 2004 Mill.de Pesos	JUNIO 2003 Mill.de Pesos	JUNIO 2002 Mill.de Pesos
Activo Total	7,636.7	6,698.0	5,789.0
Activo Circulante	7,052.8	6,166.2	5,315.7
Efectivo e Inv. Temporales	1,004.6	1,021.6	753.1
Cuentas por Cobrar	1,347.8	1,434.5	1,301.7
Inventarios	4,591.0	3,583.1	3,096.1
Otros Activos Circulantes	109.4	127.0	164.8
Activos Fijos	583.9	531.8	473.3
Documento por cobrar a asoc.	77.4	-	-
Inmuebles y Equipo	501.0	531.8	467.4
Part. en Asoc.y Fideicomiso	5.5	-	5.9
Pasivo Total	2,671.8	2,321.2	2,196.7
Pasivo Circulante	879.8	752.6	900.2
Cuentas por Pagar	105.2	129.7	277.1
Créditos Bancarios	100.0	104.4	164.2
Arrendamiento Financiero	33.1	23.4	5.5
Impuestos	32.2	5.2	13.3
Otros Pasivos Circulantes	609.3	489.9	440.1
Pasivo a Largo Plazo	86.2	53.6	4.4
Otros créditos	13.6	0.0	0.0
Arrendamiento Financiero	72.6	53.6	4.4
Pasivos Diferidos	1,705.8	1,515.0	1,292.1
ISR Diferido	1,705.8	1,515.0	1,292.1
Capital Contable	4,964.9	4,376.8	3,592.3

Perspectivas y Tendencias

A partir del 2000, el Gobierno Federal estableció un ambicioso plan de construcción de viviendas para los próximos 6 años teniendo como meta la edificación de viviendas para el 2006, en donde el Infonavit, La Sóciedad Hipotecaria Federal (SHF antes Fovi) y Fovissste juegan un papel importante. La participación, en aumento, de las Sociedades Financieras de Objeto Limitado y de la Banca, se reflejará en un mayor crecimiento al financiamiento de vivienda de tipo medio y residencial.

La evolución de las tasas de interés ha sido determinante para el crecimiento del sector. La disminución de las tasas interés de los créditos hipotecarios permiten acceder a segmentos de la población que aspiran contar con una vivienda de mayor valor a la que podrían acceder a través del financiamiento existente con anterioridad.

Tenemos una fuerte presencia en el área metropolitana del Valle de México, la franja norte con las maquiladoras y el sureste turístico del país donde se desarrollarán importantes proyectos de vivienda de interés social y tipo medio. Se continuará el énfasis de nuestra presencia en las regiones con evidente y prometedor desarrollo económico.

Backlog

Como parte importante en la operación de la empresa, mantenemos un backlog por 24,888 unidades, lo que representa un incremento del 18.6% en comparación con el año anterior, principalmente en los segmentos de Infonavit y la Sociedad Hipotecaria Federal. Esto es el equivalente a poco mas de un año de ventas futuras y sentimos que éste es un nivel óptimo, ya que es un Backlog de compromisos de hipoteca mas no de obra.

El detalle se muestra a continuación:

	2doTrim 2004		2doTrim 2003		*Incremento*
	Unid.	Mezcla %	Unid.	Mezcla %	%
Prosavi-Progresiva	1,066	4.3	517	2.5	106.2
Interés Social	16,695	67.1	15,302	72.9	9.1
Infonavit	5,066	20.4	5,355	25.5	-5.4
Fovi-Fovissste	11,629	46.7	9,947	47.4	16.9
Tipo Medio	6,862	27.6	4,799	22.9	43.0
Residencial	265	1.0	359	1.7	-26.2
TOTAL	24,888	100.0	20,977	100.0	18.6

III) Control Interno

Consorcio ARA tiene implementado un sistema de control interno alineado con los objetivos estratégicos de la Dirección, dicho sistema de control incluye políticas y procedimientos diseñados para la adecuada salvaguarda de sus bienes, la eficiencia y eficacia de sus operaciones y la emisión de información financiera, de conformidad con principios de contabilidad generalmente aceptados, así como con leyes y regulaciones aplicables; asimismo, el sistema de control ayuda a la Dirección de la Organización en la prevención y detección de errores e irregularidades.

Como apoyo al sistema de control interno, la Compañía cuenta con una Subdirección de Auditoría Interna, que en alineación a la gestión del Comité de Auditoría, tiene la función de realizar revisiones al cumplimiento de las políticas y procedimientos en las diferentes áreas de la Organización.

Aún y cuando la Compañía considera contar con un Sistema de control interno eficiente, y en busca de mayor grado de adhesión a las recomendaciones del "Código de Mejores Prácticas Corporativas", se contrató al despacho Deloitte para realizar un diagnóstico sobre el sistema de control interno de la

sociedad y sus subsidiarias. Como resultado de dicho diagnóstico, se observaron algunas funciones en las que se considera conveniente reforzar el sistema de control interno existente. De acuerdo a lo anterior, se hicieron las recomendaciones pertinentes a la administración para mejorar el sistema de control interno de las empresas, así mismo, se solicitó al área de auditoría interna su colaboración para la implementación de las medidas que sean necesarias para el mejoramiento de los procedimientos de control interno relativos, dando seguimiento conjuntamente con los auditores externos.

Así mismo, el Comité de Auditoría sometió a aprobación del Consejo de Administración los lineamientos generales del sistema de control interno, previamente aprobados por dicho Comité. El Consejo aprobó dichos lineamientos en la sesión del 19 de febrero de 2004.

IV) CONVENIOS

Durante el Segundo Trimestre del 2004, Consorcio Ara formalizó varios convenios de variada índole con empresas y organismos AAA:

1. Alianza con GE Capital / General Hipotecaria: condiciones preferenciales, línea para compra de mobiliario, tarjeta de afinidad "ARA".
2. Alianza con Banamex / Citibank: condiciones preferenciales, acceso directo a clientes y empleados.
3. Alianza con el ITESM: participación en el "Sorteo TEC", acceso directo a fuerza de ventas del TEC y a la base de participantes del sorteo.
4. Esquema de Co-Financiamiento INFONAVIT - Bancomer: Incursión inicial en la nueva modalidad de co-financiamiento entre ambas instituciones potencializando capacidad de compra del acreditado INFONAVIT.

Cualquier comentario e información adicional requerida favor de dirigirlo a:

Donald Forseck.	Aarón Hernández.
Director de Finanzas	Relación con Inversionistas
(5255) 5251 2970	(5255) 5596 8803
donald@ara.com.mx	aaron@ara.com.mx

CONSORCIO ARA, S. A. DE C. V. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS PERIODOS COMPRENDIDOS DEL 1 DE ENERO AL 30 DE JUNIO DE 2004 Y 2003.
(EN MILES DE PESOS DE PODER ADQUISITIVO DEL 30 DE JUNIO DE 2004)

1. ACTIVIDADES

CONSORCIO ARA, S. A. DE C. V. Y SUBSIDIARIAS (LA "COMPAÑÍA"), SE DEDICAN PRINCIPALMENTE A LA COMPRA DE TERRENOS, EL DISEÑO DE DESARROLLOS HABITACIONALES TANTO DE INTERÉS SOCIAL, MEDIO Y RESIDENCIAL, ASÍ COMO A LA CONSTRUCCIÓN, PROMOCIÓN Y COMERCIALIZACIÓN DE LOS MISMOS Y COMO CONSTRUCTOR EN DESARROLLOS INDUSTRIALES Y TURÍSTICOS. ASÍ COMO AL ARRENDAMIENTO DE CENTROS COMERCIALES, UNICENTROS Y MINICENTROS.

2. BASES DE PRESENTACIÓN

A. CONSOLIDACIÓN DE ESTADOS FINANCIEROS - LOS ESTADOS FINANCIEROS CONSOLIDADOS INCLUYEN LOS DE CONSORCIO ARA, S. A. DE C. V.(ARA) Y LOS DE SUS SUBSIDIARIAS, CUYA PARTICIPACIÓN ACCIONARIA EN SU CAPITAL SOCIAL SE MUESTRA A CONTINUACIÓN. LOS SALDOS Y OPERACIONES INTERCOMPAÑÍAS IMPORTANTES, HAN SIDO ELIMINADOS EN ESTOS ESTADOS FINANCIEROS CONSOLIDADOS.

GRUPO O SUBSIDIARIAS	PARTICIPACIÓN
CONSORCIO DE INGENIERÍA INTEGRAL, S. A. DE C. V. (CIISA)	99.6%
PROYECTOS URBANOS ECOLÓGICOS, S. A. DE C. V. (PUESA)	99.9%
CONSTRUCTORA Y URBANIZADORA ARA, S. A. DE C. V. (CUARA)	99.9%
INMOBILIARIA ACRE, S. A. DE C. V. (ACRE)	99.1%
ASESORÍA TÉCNICA Y ADMINISTRATIVA GAVI, S. A. DE C. V.(GAVI)	99.9%
COMERCIALIZACIÓN Y VENTAS, S. A. (COVENSA)	98.0%
PROMOTORA Y DESARROLLADORA DE CENTROS COMERCIALES, S. A. DE C. V.(PDCC)	99.9%

LA COMPAÑIA CONSTITUYÓ A PDCC CON UNA PARTICIPACIÓN DEL 99.9% QUIEN A SU VEZ CONSOLIDA CON OTRAS SUBSIDIARIAS DE QUIENES POSEE EL 99.9% DE LAS ACCIONES. DICHAS COMPAÑÍAS SON: OPERADORA DE UNICENTROS Y LOCALES COMERCIALES, S. A. DE C. V. Y COMPLEJO DE COMERCIO LAS AMÉRICAS, S. A. DE C. V. QUIENES SE DEDICAN AL ARRENDAMIENTO DE CENTROS COMERCIALES, ASÍ COMO UNICENTROS Y MINICENTROS, DE LOS CUALES SE PLANEA SU CONSTRUCCIÓN DESDE EL INICIO DE LOS DESARROLLOS HABITACIONALES. EL 11 DE NOVIEMBRE DE 2003 PDCC CELEBRÓ UN CONTRATO DENOMINADO "FRAMEWORK AGREEMENT" EN EL QUE SE ESTABLECEN LOS LINEAMIENTOS A SEGUIR PARA LLEVAR A CABO COINVERSIÓN EN FUTUROS PROYECTOS DE CONSTRUCCIÓN Y OPERACIÓN DE CENTROS COMERCIALES.

B. UTILIDAD INTEGRAL - LA UTILIDAD INTEGRAL QUE SE PRESENTA EN LOS ESTADOS DE VARIACIONES EN EL CAPITAL CONTABLE ADJUNTOS,ES LA MODIFICACIÓN DEL CAPITAL CONTABLE DURANTE EL EJERCICIO POR CONCEPTOS QUE NO SON DISTRIBUCIONES A LOS ACCIONISTAS O MOVIMIENTOS DEL CAPITAL CONTRIBUIDO; SE INTEGRA POR LA UTILIDAD NETA DEL EJERCICIO MÁS OTRAS PARTIDAS QUE REPRESENTAN UNA GANANCIA O PÉRDIDA DEL MISMO PERIODO, QUE DE CONFORMIDAD CON LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS EN MÉXICO SE PRESENTAN DIRECTAMENTE EN EL CAPITAL CONTABLE, SIN AFECTAR EL ESTADO DE RESULTADOS. EN 2004 Y 2003, LAS OTRAS PARTIDAS DE LA UTILIDAD INTEGRAL ESTÁN REPRESENTADAS POR LA(INSUFICIENCIA), EN LA ACTUALIZACIÓN DEL CAPITAL CONTABLE Y POR EL RESULTADO DE LA INVERSIÓN DE LOS ACCIONISTAS MINORITARIOS.

3. RESUMEN DE LAS PRINCIPALES POLÍTICAS CONTABLES

LAS POLÍTICAS CONTABLES DE LA COMPAÑÍA ESTÁN DE ACUERDO CON LOS *PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS EN MÉXICO*, LOS CUALES REQUIEREN QUE LA ADMINISTRACIÓN DE LA COMPAÑÍA EFECTÚE CIERTAS ESTIMACIONES Y UTILICE DETERMINADOS SUPUESTOS PARA VALUAR ALGUNAS DE LAS PARTIDAS DE LOS ESTADOS FINANCIEROS Y PARA EFECTUAR LAS REVELACIONES QUE SE REQUIEREN EN LOS MISMOS. AUN CUANDO LOS RESULTADOS REALES PUEDEN DIFERIR DE DICHAS ESTIMACIONES, LA ADMINISTRACIÓN DE LA COMPAÑÍA CONSIDERA QUE LAS ESTIMACIONES Y SUPUESTOS UTILIZADOS FUERON LOS ADECUADOS EN LAS CIRCUNSTANCIAS. LAS PRINCIPALES POLÍTICAS CONTABLES SEGUIDAS POR LA COMPAÑÍA SON LAS SIGUIENTES:

A. RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACIÓN - LA COMPAÑÍA ACTUALIZA SUS ESTADOS FINANCIEROS EN TÉRMINOS DE PESOS DE PODER ADQUISITIVO DE LA FECHA DEL ÚLTIMO BALANCE GENERAL QUE SE PRESENTA, RECONOCIENDO ASÍ LOS EFECTOS DE LA INFLACIÓN EN LA INFORMACIÓN FINANCIERA. EN CONSECUENCIA, LOS ESTADOS FINANCIEROS DEL PERIODO ANTERIOR QUE SE PRESENTAN, TAMBIÉN HAN SIDO ACTUALIZADOS EN TÉRMINOS DEL MISMO PODER ADQUISITIVO Y SUS CIFRAS DIFIEREN DE LAS ORIGINALMENTE PRESENTADAS QUE ESTABAN EN PESOS DE PODER ADQUISITIVO DEL CIERRE DEL PERIODO ANTERIOR. CONSECUENTEMENTE, LAS CIFRAS DE LOS ESTADOS FINANCIEROS ADJUNTOS SON COMPARABLES, AL ESTAR TODAS EXPRESADAS EN PESOS CONSTANTES.

B. INVERSIONES TEMPORALES - SE VALÚAN AL COSTO DE ADQUISICIÓN, MÁS RENDIMIENTOS DEVENGADOS O A SU VALOR NETO DE REALIZACIÓN ESTIMADO, EL QUE SEA MENOR.

C. INVENTARIOS:

1. LAS OBRAS EN PROCESO Y MATERIALES PARA CONSTRUCCIÓN, SE VALÚAN A SU COSTO DE ADQUISICIÓN Y SE ACTUALIZAN UTILIZANDO UN ÍNDICE DE INFLACIÓN INTERNO CONFORME A LOS INSUMOS DE LOS MATERIALES DE CONSTRUCCIÓN. EL SALDO DE ESTA CUENTA REPRESENTA EL AVANCE DE OBRA EN FUNCIÓN AL COSTO REAL INCURRIDO.

2. LOS TERRENOS EN PROCESO Y LA RESERVA TERRITORIAL PARA FUTURAS CONSTRUCCIONES SE VALÚAN A SU COSTO DE ADQUISICIÓN Y SE ACTUALIZAN A SU VALOR DE REPOSICIÓN DETERMINADO POR PERITOS INDEPENDIENTES.

D. INVERSIÓN EN COMPAÑÍA ASOCIADA - LA INVERSIÓN EN ASOCIADA EN LA CUAL LA COMPAÑÍA TIENE INFLUENCIA SIGNIFICATIVA, PERO NO TIENE CONTROL, SE REGISTRA UTILIZANDO EL MÉTODO DE PARTICIPACIÓN, QUE INCLUYE EL COSTO MÁS LA PARTICIPACIÓN DE LA COMPAÑÍA EN LAS UTILIDADES (PÉRDIDAS) NO DISTRIBUIDAS POSTERIORES A LA ADQUISICIÓN Y LA ACTUALIZACIÓN DEL CAPITAL CONTABLE. ESTA ACTUALIZACIÓN ES INHERENTE AL MÉTODO DE PARTICIPACIÓN, YA QUE LOS ESTADOS FINANCIEROS DE LA EMPRESA EN LA QUE SE REALIZA LA INVERSIÓN TAMBIÉN SE PREPARAN CONFORME AL BOLETÍN B-10.

E. INMUEBLES, MAQUINARIA Y EQUIPO - SE REGISTRAN AL COSTO DE ADQUISICIÓN, Y SE ACTUALIZAN APLICANDO FACTORES DERIVADOS DEL ÍNDICE NACIONAL DE PRECIOS AL CONSUMIDOR ("INPC"). LA DEPRECIACIÓN SE CALCULA CONFORME AL MÉTODO DE LÍNEA RECTA, CON BASE EN LA VIDA ÚTIL REMANENTE DE LOS ACTIVOS, COMO SIGUE:

	AÑOS PROMEDIO 2004	2003
EDIFICIO EN CONDOMINIO	30	31
EDIFICIO PARA ARRENDAMIENTO	20	20
MAQUINARIA Y EQUIPO	10 A 11	9 A 11
EQUIPO DE TRANSPORTE	4	4
MOBILIARIO Y EQUIPO DE OFICINA	6 A 9	6 A 9

F. OBLIGACIONES LABORALES AL RETIRO - EL PASIVO POR PRIMAS DE ANTIGÜEDAD Y EL PLAN PENSIONES, SE RECONOCEN COMO COSTO DURANTE LOS AÑOS DE SERVICIO DEL PERSONAL. EL PASIVO POR ESTAS OBLIGACIONES Y SU COSTO SE CALCULAN POR ACTUARIOS INDEPENDIENTES CON BASE EN EL MÉTODO DE CRÉDITO UNITARIO PROYECTADO UTILIZANDO TASAS DE INTERÉS REALES. POR LO TANTO, SE ESTÁ RECONOCIENDO EL PASIVO QUE A VALOR PRESENTE, SE ESTIMA CUBRIRÁ LA OBLIGACIÓN POR ESTOS BENEFICIOS A LA FECHA ESTIMADA DE RETIRO DEL CONJUNTO DE EMPLEADOS QUE LABORA EN LA COMPAÑÍA. LAS INDEMNIZACIONES SE CARGAN A LOS RESULTADOS CUANDO SE TOMA LA DECISIÓN DE PAGARLAS.

G. RECONOCIMIENTO DE INGRESOS Y COSTOS - LA COMPAÑÍA UTILIZA EL MÉTODO DE PORCIENTO DE AVANCE DE OBRA EJECUTADA PARA RECONOCER LOS INGRESOS Y COSTOS EN LAS ACTIVIDADES QUE REALIZA COMO PROMOTOR Y CONTRATISTA, MEDIANTE EL CUAL LOS INGRESOS ESPERADOS REPRESENTADOS POR EL PRECIO DE VENTA DE LAS VIVIENDAS, SON MULTIPLICADOS POR EL PORCIENTO DE AVANCE DE OBRA EJECUTADA, AL RESULTADO OBTENIDO SE LE APLICA EL PORCENTAJE DE COSTO ESPERADO EN CADA DESARROLLO, LA DIFERENCIA ENTRE INGRESO Y EL COSTO ASÍ OBTENIDO, CONSTITUYE EL RESULTADO BRUTO ACUMULADO. DE LOS RESULTADOS OBTENIDOS SE DISMINUIRÁN, EN SU CASO, LOS INGRESOS Y COSTOS RECONOCIDOS EN EJERCICIOS ANTERIORES PARA OBTENER LOS INGRESOS Y COSTOS DEL PERIODO A RECONOCER EN EL ESTADO DE RESULTADOS. EL MÉTODO DE PORCIENTO DE AVANCE DE OBRA EJECUTADA SE APLICA CUANDO SE HAYAN CUMPLIDO CON LAS SIGUIENTES CONDICIONES:

- EL CLIENTE HA ENTREGADO SU ENGANCHE (SI SE REQUIERE).
- EL CLIENTE HA FIRMADO EL CONTRATO DE COMPRA-VENTA RESPECTIVO, Y
- EL CLIENTE HA PRESENTADO TODA LA DOCUMENTACIÓN OFICIAL CORRESPONDIENTE QUE SE REQUIERE PARA OBTENER UN CRÉDITO (I) EN EL CASO DE VENTAS FINANCIADAS POR EL INSTITUTO NACIONAL DEL FONDO PARA LA VIVIENDA DE LOS TRABAJADORES (INFONAVIT) Y POR EL FONDO DE LA VIVIENDA DEL INSTITUTO DE SEGURIDAD Y SERVICIOS SOCIALES DE LOS TRABAJADORES DEL ESTADO (FOVISSSTE), EL COMPRADOR NECESITA OBTENER LA CALIFICACIÓN MÍNIMA APROBATORIA REQUERIDA; (II) EL CLIENTE HA OBTENIDO DE LA INSTITUCIÓN BANCARIA Y/O DE LA SOCIEDAD HIPOTECARIA FEDERAL (SHF) LA ASIGNACIÓN DE SU CRÉDITO, PARA LA ADQUISICIÓN DE LA VIVIENDA; (III), (A) CUANDO EL COMPRADOR ADQUIERE EL TERRENO DE LA COMPAÑÍA, PRIMERO ES ESCRITURADO Y (B) OBTIENE UN PRÉSTAMO DE UNA INSTITUCIÓN BANCARIA PARA LA CONSTRUCCIÓN COMPLETA DE LA CASA Y EL BANCO COMIENZA A SUMINISTRAR ANTICIPOS A LA COMPAÑÍA EN BASE AL AVANCE DE OBRA EFECTUADA Y (IV) PROGRAMA ESPECIAL DE CRÉDITOS Y SUBSIDIOS A LA VIVIENDA (PROSAVI) SE REQUIERE QUE EL CLIENTE ABONE COMO ENGANCHE MÍNIMO EL 10% DEL VALOR DE LA VIVIENDA; OBTENIENDO LA AUTORIZACIÓN DEL CRÉDITO QUE OTORGARÁ LA SHF A TRAVÉS DE LA BANCA

MÚLTIPLE Y/O LAS SOCIEDADES FINANCIERAS DE OBJETO LIMITADO, A TRAVÉS DE UNA SUBASTA. DICHO PROGRAMA FUE CREADO CON EL GOBIERNO FEDERAL OTORGANDO UN SUBSIDIO POR MEDIO DE LA SECRETARÍA DE HACIENDA Y CRÉDITO PÚBLICO DEL 20% DEL VALOR DE LA VIVIENDA, PARA ASIGNAR VIVIENDAS A PERSONAS QUE TENGAN INGRESOS DE HASTA 3 SALARIOS MÍNIMOS MENSUALES DEL DISTRITO FEDERAL.

LA COMPAÑÍA UTILIZA EL MÉTODO DE PORCIENTO DE AVANCE DE OBRA EJECUTADA PARA LOS COSTOS E INGRESOS INCURRIDOS EN LAS ACTIVIDADES QUE REALIZA COMO CONTRATISTA, DE ACUERDO A LOS CONTRATOS QUE EFECTÚE.

LOS COSTOS DE LOS CONTRATOS INCLUYEN TODOS LOS MATERIALES DIRECTOS, MANO DE OBRA Y TODOS LOS COSTOS INDIRECTOS RELACIONADOS CON EL DESARROLLO DE LOS PROYECTOS, TALES COMO MANO DE OBRA INDIRECTA, COMPRAS, EQUIPO, REPARACIONES Y DEPRECIACIÓN. LOS GASTOS GENERALES Y DE ADMINISTRACIÓN SON CARGADOS A RESULTADOS CUANDO SE INCURREN. LAS PROVISIONES PARA PÉRDIDAS EN ESTIMACIONES O CONTRATOS NO TERMINADOS SON RECONOCIDAS EN EL PERIODO EN QUE SON DETERMINADAS.

LOS INGRESOS POR ARRENDAMIENTO DE CENTROS COMERCIALES, UNICENTROS Y MINICENTROS SE RECONOCEN CONFORME SE DEVENGAN (VER NOTA 19).

H. IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO Y PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES - EL IMPUESTO SOBRE LA RENTA (ISR) Y LA PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES (PTU), SE REGISTRAN EN LOS RESULTADOS DEL AÑO EN QUE SE CAUSAN, Y SE RECONOCE EL ISR DIFERIDO PROVENIENTE DE LAS DIFERENCIAS TEMPORALES QUE RESULTAN DE LA COMPARACIÓN DE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS, Y EN SU CASO, SE INCLUYE EL BENEFICIO DE LAS PÉRDIDAS FISCALES POR AMORTIZAR. EL ISR DIFERIDO ACTIVO, SE REGISTRA SÓLO CUANDO EXISTE ALTA PROBABILIDAD DE QUE PUEDA RECUPERARSE. SE RECONOCE LA PTU DIFERIDA PROVENIENTE DE LAS DIFERENCIAS TEMPORALES ENTRE EL RESULTADO CONTABLE Y LA RENTA GRAVABLE, SÓLO CUANDO SE PUEDA PRESUMIR RAZONABLEMENTE QUE VAN PROVOCAR UN PASIVO O BENEFICIO, Y NO EXISTA ALGÚN INDICIO DE QUE VAYA A CAMBIAR ESA SITUACIÓN, DE TAL MANERA QUE LOS PASIVOS O LOS BENEFICIOS NO SE MATERIALICEN.

EL IMPUESTO AL ACTIVO (IMPAC) PAGADO QUE SE ESPERA RECUPERAR, SE REGISTRA COMO UN ANTICIPO DE ISR Y SE PRESENTA EN EL BALANCE GENERAL DISMINUYENDO EL PASIVO POR ISR DIFERIDO.

I. OPERACIONES EN MONEDA EXTRANJERA - LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN AL TIPO DE CAMBIO VIGENTE A LA FECHA DE SU CELEBRACIÓN. LOS ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA SE VALÚAN EN MONEDA NACIONAL AL TIPO DE CAMBIO VIGENTE A LA FECHA DE LOS ESTADOS FINANCIEROS. LAS FLUCTUACIONES CAMBIARIAS SE REGISTRAN EN LOS RESULTADOS.

J. INSUFICIENCIA EN LA ACTUALIZACIÓN DEL CAPITAL CONTABLE - SE INTEGRA DEL RESULTADO POR POSICIÓN MONETARIA ACUMULADO HASTA LA PRIMERA ACTUALIZACIÓN Y LA PÉRDIDA POR TENENCIA DE ACTIVOS NO MONETARIOS QUE REPRESENTA EL CAMBIO EN EL NIVEL ESPECÍFICO DE PRECIOS DE LOS TERRENOS QUE SE INCREMENTÓ POR DEBAJO DE LA INFLACIÓN.

K. RESULTADO POR POSICIÓN MONETARIA - EL RESULTADO POR POSICIÓN MONETARIA, QUE REPRESENTA LA EROSIÓN DEL PODER ADQUISITIVO DE LAS PARTIDAS MONETARIAS ORIGINADA POR LA INFLACIÓN, SE CALCULA APLICANDO FACTORES DERIVADOS DEL INPC A LA POSICIÓN MONETARIA NETA MENSUAL. LA PÉRDIDA SE ORIGINA DE MANTENER UNA POSICIÓN MONETARIA ACTIVA NETA.

L. UTILIDAD POR ACCIÓN - LA UTILIDAD BÁSICA POR ACCIÓN ORDINARIA SE CALCULA DIVIDIENDO LA UTILIDAD NETA MAYORITARIA ENTRE EL PROMEDIO PONDERADO DE ACCIONES ORDINARIAS EN CIRCULACIÓN DURANTE EL EJERCICIO.

4. INVERSIONES TEMPORALES Y EFECTIVO

	2004	2003
INVERSIONES TEMPORALES	$ 861,604	$ 921,661
EFECTIVO	142,986	99,901
	$1,004,590	$1,021,562

5. CLIENTES

	2004	2003
COMO PROMOTOR:		
CLIENTES POR AVANCE DE OBRA	$1,358,079	$1,444,605
COMO CONTRATISTA:		
ESTIMACIONES POR COBRAR	1,809	2,469
	1,358,888	1,447,074
ESTIMACIÓN PARA CUENTAS DE COBRO DUDOSO	(403)	(578)
ESTIMACIÓN PARA CANCELACIÓN DE CONTRATOS	(11,676)	(11,977)
	$1,347,809	$1,434,519

6. INVENTARIOS

A. LOS INVENTARIOS SE ANALIZAN COMO SIGUE:

	2004	2003
OBRAS EN PROCESO	$1,713,651	$1,165,118
TERRENOS EN PROCESO DE DESARROLLO	1,022,855	849,873
TERRENOS PARA FUTURAS CONSTRUCCIONES	1,068,212	950,556
ALMACEN DE MATERIALES PARA CONSTRUCCIÓN	125,062	105,986
ANTICIPO A PROVEEDORES	341,248	153,112
	4,271,028	3,224,645
TERRENO PARA FUTURAS CONSTRUCCIONES DE MÁS DE DOS AÑOS	319,987	358,493
	$4,591,015	$3,583,138

B. LA COMPAÑÍA SIGUE LA POLÍTICA DE LOCALIZAR Y ADQUIRIR TERRENOS CADA AÑO, TENIENDO COMO OBJETIVO QUE LOS TERRENOS PARA FUTURAS CONSTRUCCIONES PUEDAN TENER UN PERIODO DE CONSTRUCCIÓN Y DESARROLLO DE VIVIENDAS, CLASIFICANDO DENTRO DEL CORTO PLAZO AQUELLOS TERRENOS QUE ACTUALMENTE SE ESTÁN DESARROLLANDO O QUE SE ESTIMA SE VAN A DESARROLLAR DENTRO DEL SIGUIENTE AÑO Y A LARGO PLAZO AQUELLOS TERRENOS POR LOS CUALES AÚN NO EXISTEN PLANES PARA SU DESARROLLO.

7. OTROS ACTIVOS

	2004	2003
OTRAS CUENTAS POR COBRAR	$ 14,237	$ 25,712
IMPUESTOS POR RECUPERAR (PRINCIPALMENTE IVA E IMPAC)	19,550	32,579
PAGOS ANTICIPADOS	12,449	14,820
DEPÓSITOS EN GARANTÍA	42,675	53,839
	$ 88,911	$ 126,950

8. INVERSIÓN EN COMPAÑÍA ASOCIADA

	2004	2003	PARTICIPACIÓN
CENTRO SAN MIGUEL, S. DE R.L. (1)	$ 5,519	$ -	50%

(1) A PARTIR DEL 24 DE DICIEMBRE DE 2003, ESTA INVERSIÓN SE REGISTRA UTILIZANDO EL MÉTODO DE PARTICIPACIÓN.

9. INMUEBLES, MAQUINARIA Y EQUIPO

	2004	2003
EDIFICIO EN CONDOMINIO	$ 57,034	$ 35,780
EDIFICIO PARA ARRENDAMIENTO	34,003	148,791
MAQUINARIA Y EQUIPO	470,717	433,919
EQUIPO DE TRANSPORTE	62,371	65,288
MOBILIARIO Y EQUIPO DE OFICINA	47,899	45,104
	672,024	728,882
DEPRECIACIÓN ACUMULADA	(326,553)	(306,924)
	345,471	421,958
TERRENO	29,403	25,074
CONSTRUCCIÓN EN PROCESO	8,865	6,858
	$ 383,739	$ 453,890

EQUIPOS ADQUIRIDOS MEDIANTE CONTRATOS DE ARRENDAMIENTO FINANCIERO:

EQUIPO DE TRANSPORTE	36,772	33,212
MAQUINARIA Y EQUIPO	110,302	58,561
DEPRECIACIÓN ACUMULADA	(29,807)	(13,873)
	117,267	77,900
	$ 501,006	$ 531,790

10. SALDOS CON COMPAÑÍA ASOCIADA

	2004	2003
DOCUMENTOS POR COBRAR A CENTRO SAN MIGUEL, S. DE R.L. (1)	$ 77,330	$ -
OTRAS CUENTAS POR COBRAR A CENTRO SAN MIGUEL, S. DE R.L.	20,000	-
OTRAS CUENTAS POR COBRAR	496	-
	97,826	-
PORCIÓN CIRCULANTE	(20,496)	-
	$ 77,330	$ -

(1) EL DOCUMENTO POR COBRAR TIENE UNA TASA DEL 18% ANUAL CON VENCIMIENTO EL 23 DE DICIEMBRE DE 2013 CON AMORTIZACIONES DE CAPITAL E INTERESES AL VENCIMIENTO.

11. INSTITUCIONES DE CRÉDITO

	2004	2003
PRÉSTAMO QUIROGRAFARIO A UNA TASA DE INTERÉS DEL 7.15%	$ 100,000	$ -
PRÉSTAMO QUIROGRAFARIO A UNA TASA DE INTERÉS DEL 6.30%	-	104,370
	$ 100,000	$ 104,370

LA COMPAÑÍA CUENTA CON LÍNEAS DE CRÉDITO VIGENTES CON DIVERSAS INSTITUCIONES FINANCIERAS POR UN TOTAL DE APROXIMADAMENTE $1,332,000, DE LAS CUALES AL 30 DE JUNIO DE 2004 SE DISPUSO DE $100,000.

12. IMPUESTOS Y GASTOS ACUMULADOS

	2004	2003
IMPUESTOS, EXCEPTO IMPUESTO SOBRE LA RENTA E IMPUESTO AL ACTIVO	$ 21,862	$ 19,133
GASTOS ACUMULADOS	226,607	81,703
INTERESES POR PAGAR	675	329
FONDOS RETENIDOS EN GARANTÍA	71,103	57,490
ANTICIPOS DE CLIENTES	289,018	331,210
	609,265	489,865
PORCIÓN CIRCULANTE DE ARRENDAMIENTO FINANCIERO	33,135	23,407
	$ 642,400	$ 513,272

13. ARRENDAMIENTO FINANCIERO

A. OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO FINANCIERO DE EQUIPO QUE TIENEN TASAS QUE VAN DEL 7.35% AL 13.17% DE INTERÉS ANUAL AL 30 DE JUNIO DE 2004.

B. AL 30 DE JUNIO DE 2004, LOS COMPROMISOS MÍNIMOS DE PAGO POR ARRENDAMIENTOS CAPITALIZABLES SON:

ACREEDORES POR CONTRATOS DE ARRENDAMIENTO	$ 107,864
INTERESES NO DEVENGADOS	(2,111)
VALOR PRESENTE DE LAS OBLIGACIONES	105,753
PORCIÓN CIRCULANTE DE LAS OBLIGACIONES	(33,135)
PORCIÓN A LARGO PLAZO DE ARRENDAMIENTO CAPITALIZABLE	$ 72,618

EL PASIVO POR CONTRATOS DE ARRENDAMIENTO CAPITALIZABLE VENCE COMO SIGUE:

AÑO QUE TERMINARÁ EL 30 DE JUNIO DE	
2005	$ 34,320
2006	27,679
2007	10,619
	$ 72,618

14. CAPITAL CONTABLE

A. EL CAPITAL CONTABLE DE LA COMPAÑÍA AL 30 DE JUNIO DE 2004, SE ANALIZA COMO SIGUE:

	NÚMERO DE ACCIONES	VALOR NOMINAL	EFECTOS DE ACTUALIZACIÓN	TOTAL
CAPITAL SOCIAL:				
CAPITAL FIJO SERIE ÚNICA	328,192,874	$ 437,593	$ 484,927	$ 922,520
PRIMA EN SUSCRIPCIÓN DE ACCIONES		220,835	270,663	491,498
RESERVA PARA LA ADQUISICIÓN DE ACCIONES PROPIAS		49,666	37,528	87,194
PRIMA EN RECOLOCACIÓN DE ACCIONES RECOMPRADAS		17,311	3,628	20,939
UTILIDADES RETENIDAS		3,788,939	602,958	4,391,897
INSUFICIENCIA EN LA ACTUALIZACIÓN DEL CAPITAL CONTABLE		-	(162,283)	(162,283)
EFECTO ACUMULADO DE ISR DIFERIDO		(634,037)	(171,580)	(805,617)
INTERÉS MINORITARIO EN SUBSIDIARIAS CONSOLIDADAS		17,546	1,177	18,723
TOTAL	328,192,874	$3,897,853	$1,067,018	$4,964,871

B. DE ACUERDO CON LA RESOLUCIÓN ADOPTADA EN LA ASAMBLEA GENERAL ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS DE CONSORCIO ARA, S. A. DE C. V., SE RESOLVIÓ DESTINAR HASTA UN 20% DEL CAPITAL CONTABLE A LA COMPRA DE ACCIONES PROPIAS EN TÉRMINO DE LO PREVISTO EN EL ARTÍCULO 14 BIS 3, FRACCIÓN I DE LA LEY DE MERCADO DE VALORES.

C. EL CAPITAL SOCIAL AL 30 DE JUNIO DE 2004 Y 2003 ESTA REPRESENTANDO POR 328,211,874 ACCIONES ORDINARIAS NOMINATIVAS, SIN EXPRESIÓN DE VALOR NOMINAL, SERIE ÚNICA, DE SUSCRIPCIÓN LIBRE, ÍNTEGRAMENTE SUSCRITAS Y PAGADAS.

D. DURANTE EL EJERCICIO DE 2004 Y 2003, LA COMPAÑÍA EFECTUÓ OPERACIONES DE COMPRA Y VENTA DE ACCIONES PROPIAS Y POR LAS CUALES GENERÓ UNA UTILIDAD DE $1,569 Y $1,143 RESPECTIVAMENTE.

AL 30 DE JUNIO DE 2004, LA COMPAÑÍA TENÍA 19,000 ACCIONES RECOMPRADAS, LAS CUALES ESTABAN PENDIENTES DE COLOCARSE A ESA FECHA. EL VALOR DE MERCADO DE LAS ACCIONES AL 30 DE JUNIO DE 2004 FUE DE $33.15 POR ACCIÓN.

E. LAS UTILIDADES RETENIDAS INCLUYEN LA RESERVA LEGAL. DE ACUERDO CON LA LEY GENERAL DE SOCIEDADES MERCANTILES, DE LAS UTILIDADES NETAS DEL EJERCICIO DEBEN SEPARARSE UN 5% COMO MÍNIMO PARA FORMAR LA RESERVA LEGAL, HASTA QUE SU IMPORTE ASCIENDA AL 20% DEL CAPITAL SOCIAL. LA RESERVA LEGAL PUEDE CAPITALIZARSE, PERO NO DEBE REPARTIRSE A MENOS QUE SE DISUELVA LA SOCIEDAD, Y DEBE SER RECONSTITUIDA CUANDO DISMINUYA POR CUALQUIER MOTIVO. AL 30 DE JUNIO DE 2004 Y 2003, SU IMPORTE ASCIENDE A $147,678 Y $119,813, RESPECTIVAMENTE.

F. LA DISTRIBUCIÓN DEL CAPITAL CONTABLE, EXCEPTO POR LOS IMPORTES ACTUALIZADOS DEL CAPITAL APORTADO Y DE LAS UTILIDADES RETENIDAS FISCALES, CAUSARÁ EL IMPUESTO SOBRE LA RENTA SOBRE DIVIDENDOS A CARGO DE LA COMPAÑÍA A LA TASA VIGENTE. EN EL AÑO 2003 LA TASA FUE DE 34%, LA CUAL SE REDUCIRÁ EN UN PUNTO PORCENTUAL EN CADA AÑO, HASTA LLEGAR AL 32% EN 2005. EL IMPUESTO QUE SE PAGUE EN 2004, POR DICHA DISTRIBUCIÓN,SE PODRÁ ACREDITAR CONTRA EL IMPUESTO SOBRE LA RENTA DEL EJERCICIO EN EL QUE SE PAGUE EL IMPUESTO SOBRE DIVIDENDOS Y EN LOS DOS EJERCICIOS INMEDIATOS SIGUIENTES, CONTRA EL IMPUESTO DEL EJERCICIO Y LOS PAGOS PROVISIONALES DEL MISMO.

15. SALDOS Y OPERACIONES EN MONEDA EXTRANJERA

A. LA POSICIÓN MONETARIA EN MONEDA EXTRANJERA AL 30 DE JUNIO ES:

	2004	2003
MILES DE DÓLARES ESTADOUNIDENSES		
ACTIVOS MONETARIOS	$ 5,616	$ 1,885
PASIVOS MONETARIOS	(1,816)	(2,366)
POSICIÓN ACTIVA (PASIVA), NETA	3,800	(481)
EQUIVALENTE EN PESOS	$ 43,797	$ (5,239)

B. EL EQUIVALENTE EN MONEDA NACIONAL DE LAS TRANSACCIONES REALIZADAS EN DÓLARES ESTADOUNIDENSES, FUERON COMO SIGUE:

	2004	2003
ADQUISICIÓN DE EQUIPO	$ 24,458	$ 16,425

C. LOS TIPOS DE CAMBIO VIGENTES A LA FECHA DE LOS ESTADOS FINANCIEROS Y A LA FECHA DE SU EMISIÓN FUERON COMO SIGUE:

	AL 30 DE JUNIO DE 2004	2003
DÓLAR ESTADOUNIDENSE	$11.5258	$10.4370

16. TRANSACCIONES CON PARTES RELACIONADAS

LA COMPAÑIA EFECTUÓ TRANSACCIONES CON LA ASOCIADA DURANTE EL CURSO NORNAL DE SUS OPERACIONES, COMO SIGUE:

	2004	2003
INGRESOS POR:		
INTERESES	$ 6,347	$ -

17. OTROS INGRESOS, NETO

	2004	2003
OTROS-NETO (PRINCIPALMENTE POR COBRO DE EXCEDENTE EN GASTOS)	$ 15,207	$ 27,211
	========	========

18. IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO Y PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES

LA COMPAÑÍA Y SUS SUBSIDIARIAS ESTÁN SUJETAS, INDIVIDUALMENTE, AL IMPUESTO SOBRE LA RENTA (ISR) Y AL IMPUESTO AL ACTIVO (IMPAC). EL ISR SE CALCULA CONSIDERANDO COMO GRAVABLES O DEDUCIBLES CIERTOS EFECTOS DE LA INFLACIÓN, TALES COMO LA DEPRECIACIÓN CALCULADA SOBRE VALORES EN PRECIOS CONSTANTES Y LA DEDUCCIÓN DE COMPRAS EN LUGAR DE LOS COSTOS, LO QUE PERMITE DEDUCIR COSTOS ACTUALES, Y SE ACUMULA O DEDUCE EL EFECTO DE LA INFLACIÓN SOBRE CIERTOS ACTIVOS Y PASIVOS MONETARIOS A TRAVÉS DEL AJUSTE INFLACIONARIO, EL CUAL ES SIMILAR AL RESULTADO POR POSICIÓN MONETARIA.

LA TASA DEL ISR FUE DEL 34% EN 2003 Y ES DEL 33% EN 2004, LA CUAL SE REDUCIRÁ EN UN PUNTO PORCENTUAL PARA LLEGAR AL 32% EN 2005.

POR OTRA PARTE EL IMPAC SE CAUSA A RAZÓN DEL 1.8% DEL PROMEDIO NETO DE LA MAYORÍA DE LOS ACTIVOS (A VALORES ACTUALIZADOS) Y DE CIERTOS PASIVOS, Y SE PAGA ÚNICAMENTE POR EL MONTO EN QUE EXCEDA AL ISR DEL AÑO. CUANDO EN ALGÚN EJERCICIO RESULTE IMPAC EN EXCESO DE ISR, SE PODRÁ ACREDITAR CONTRA DICHO EXCESO EL IMPORTE EN EL QUE EL ISR HUBIERA EXCEDIDO AL IMPAC EN LOS TRES EJERCICIOS INMEDIATOS ANTERIORES Y CUALQUIER PAGO QUE SE EFECTÚE ES RECUPERABLE CONTRA EL MONTO EN QUE EL ISR EXCEDA AL IMPAC EN LOS DIEZ EJERCICIOS SUBSECUENTES.

A. EL ISR Y LA PTU, SE INTEGRAN COMO SIGUE:

	2004	2003
ISR		
CAUSADO	$ 61,323	$ 50,742
DIFERIDO	122,045	127,767
	$ 183,368	$ 178,509
	=========	=========
PTU	$ 541	$ 564
	=========	=========

A. LA TASA EFECTIVA DEL ISR DE 2004 Y 2003 DIFIERE DE LA TASA LEGAL, DEBIDO PRINCIPALMENTE A CIERTAS DIFERENCIAS PERMANENTES COMO GASTOS NO DEDUCIBLES Y EFECTOS DE LA INFLACIÓN.

B. LOS PRINCIPALES CONCEPTOS QUE ORIGINAN EL SALDO DEL PASIVO POR ISR DIFERIDO, AL 30 DE JUNIO DE 2004 Y 2003, SON:

	2004	2003
ISR DIFERIDO ACTIVO (PASIVO):		
INVENTARIOS	$(1,441,285)	$(1,160,884)
CLIENTES POR AVANCE DE OBRA	(302,305)	(407,996)
INMUEBLES, MAQUINARIA Y EQUIPO	(66,996)	(63,912)
ANTICIPOS DE CLIENTES	77,738	89,616
ESTIMACION PARA CUENTAS DE COBRO DUDOSO Y PARA CANCELACIÓN DE CONTRATOS	3,865	4,143
OTROS, NETO	4,820	14,101
ISR DIFERIDO DE DIFERENCIAS TEMPORALES	(1,724,163)	(1,524,932)
EFECTO DE PÉRDIDAS FISCALES POR AMORTIZAR	29,046	18,360
IMPAC PAGADO POR RECUPERAR	14,236	11,811
	43,282	30,171
ESTIMACIÓN PARA VALUACIÓN DEL ACTIVO POR ISR DIFERIDO (1)	(24,876)	(20,278)
PASIVO A LARGO PLAZO NETO	$(1,705,757)	$(1,515,039)

(1) LA ESTIMACIÓN PARA VALUACIÓN CORRESPONDE AL ISR DIFERIDO ACTIVO DE CONSORCIO ARA, S. A. DE C. V. GENERADO EN FORMA INDIVIDUAL, EL CUAL NO SE REGISTRÓ DEBIDO A LA INCERTIDUMBRE DE SU RECUPERACIÓN.

D. LAS PÉRDIDAS FISCALES PENDIENTES DE AMORTIZAR AL 30 DE JUNIO DE 2004 SON DE $90,769, Y EL IMPAC POR RECUPERAR DE $14,236. ESTAS PUEDEN RECUPERARSE CUMPLIENDO CON CIERTOS REQUISITOS.

19. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

LA COMPAÑÍA OPERA COMO PROMOTOR, CONTRATISTA Y ARRENDADOR, COMO SE EXPLICA EN LA NOTA 1. LA INFORMACIÓN RESPECTO A INGRESOS Y COSTOS RELATIVOS A TAL ACTIVIDAD, ES LA SIGUIENTE:

	2004	2003
INGRESOS		
COMO PROMOTOR	$ 2,433,741	$ 2,123,753
COMO CONTRATISTA	3,417	9,654
ARRENDAMIENTO DE CENTROS Y LOCALES COMERCIALES	4,646	12,856
	$ 2,441,804	$ 2,146,263
COSTOS		
COMO PROMOTOR	$ 1,731,130	$ 1,514,565
COMO CONTRATISTA	2,391	9,200
ARRENDAMIENTO DE CENTROS Y LOCALES COMERCIALES	2,158	6,550
	$ 1,735,679	$ 1,530,315

NO EXISTEN TRANSACCIONES IMPORTANTES REALIZADAS ENTRE LOS DIFERENTES SEGMENTOS DE NEGOCIO.

LOS INGRESOS COMO PROMOTOR, CONTRATISTA Y POR ARRENDAMIENTOS DE LA COMPAÑÍA SON REALIZADOS AL 100% EN MÉXICO.

20. COMPROMISOS

A. FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN- LA COMPAÑÍA LLEVÓ A CABO UN CONTRATO DE FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN PARA EL DESARROLLO Y COMERCIALIZACIÓN DE UN CONJUNTO HABITACIONAL DE 765 CASAS HABITACIÓN DENOMINADO HACIENDA LA GLORIA ENCARRILLO PUERTO, QUERÉTARO. LAS PRINCIPALES CARACTERÍSTICAS DEL FIDEICOMISO SON:

PARTICIPANTES- LOS PARTICIPANTES SON: LACUPUESCO, S. A. DE C. V. (FIDEICOMITENTE Y FIDEICOMISARIA A) "LACUPUESCO"; PROMOTORA COMERCIAL DIECINUEVE, S. A. DE C. V. (FIDEICOMITENTE Y FIDEICOMISARIA B) "PC19"; CONSTRUCTORA Y URBANIZADORA ARA, S. A. DE C. V. (FIDEICOMITENTE Y FIDEICOMISARIA C) "CUARA" Y GRUPO FINANCIERO SANTANDER SERFIN (FIDUCIARIA) "SANTANDER".

APORTACIONES- LAS APORTACIONES AL FIDEICOMISO DE CADA UNO DE LOS PARTICIPANTES SON COMO SIGUE:
LACUPUESCO APORTA EL TERRENO EN QUERÉTARO CON UN VALOR DE $12,500, CUARA APORTA LA CONSTRUCCIÓN Y COMERCIALIZACIÓN DEL CONJUNTO HABITACIONAL CON RECURSOS PROPIOS, Y PC19 APORTA EL TÍTULO DE CONCESIÓN DE LOS DERECHOS DE AGUA.

CONTRAPRESTACIÓN- POR LA VENTA O TRANSMISIÓN DE LAS UNIDADES HABITACIONALES LACUPUESCO RECIBE 15% Y CUARA EL 85% SOBRE EL PRECIO DE VENTA.

VIGENCIA- EL CONTRATO TENDRÁ UNA VIGENCIA DE 36 MESES CONTADOS A PARTIR DE LA FECHA DE OBTENCIÓN DE LA LICENCIA DE CONSTRUCCIÓN (23 DE DICIEMBRE DE 2003). EN CASO DE QUE AL TÉRMINO DE ESTE PLAZO NO SE HAYA CONCLUIDO EL CONJUNTO HABITACIONAL, O TODAVÍA HUBIERE CASAS QUE NO SE HAYAN VENDIDO O TRANSMITIDO (POR ESTAR EN PROCESO DE CONSTRUCCIÓN O BIEN PORQUE NI SIQUIERA SE HAYA INICIADO LA CONSTRUCCIÓN), LACUPUESCO TENDRÁ LA FACULTAD DE PRORROGAR EL CONTRATO POR 6 MESES MÁS, O BIEN, SOLICITAR LA LIQUIDACIÓN DEL 15% PACTADO DE ACUERDO AL ÚLTIMO PRECIO DE VENTA REPORTADO. AL 30 DE JUNIO DE 2004 SE HAN REGISTRADO POR PORCIENTO DE AVANCE DE OBRA EJECUTADA 95 CASAS POR UN IMPORTE DE $552 POR VIVIENDA.

B. FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN- EN OCTUBRE DE 2003, LA COMPAÑÍA LLEVÓ A CABO UN CONTRATO DE FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN PARA EL DESARROLLO Y COMERCIALIZACIÓN DE UN CONJUNTO HABITACIONAL DESTINADO A LOS TRABAJADORES DEL GOBIERNO DEL ESTADO DE MICHOACÁN Y DE LOCALES COMERCIALES EN CAPULA, MORELIA. EL DESARROLLO SE DIVIDE EN EL PROYECTO ARA, EL PROYECTO SARE, UN ÁREA COMERCIAL BÁSICA, UN ÁREA COMERCIAL Y TIERRA BREÑA. LAS PRINCIPALES CARACTERÍSTICAS DEL FIDEICOMISO SON:

PARTICIPANTES- LOS PARTICIPANTES SON: INSTITUTO DE VIVIENDA DEL ESTADO DE MICHOACÁN DE OCAMPO (FIDEICOMITENTE Y FIDEICOMISARIA A)"IVEMO"; CONSORCIO DE INGENIERÍA INTEGRAL, S. A. DE C. V. (FIDEICOMITENTE Y FIDEICOMISARIA B) "CIISA"; FISARE, S. A. DE C. V. (FIDEICOMITENTE Y FIDEICOMISARIA C) "FISARE" Y BANCO AZTECA, S. A. (FIDUCIARIA) "BANCO AZTECA".

APORTACIONES- LAS APORTACIONES AL FIDEICOMISO DE CADA UNO DE LOS PARTICIPANTES SON COMO SIGUE: IVEMO APORTA EL TERRENO EN CAPULA, MORELIA (EL "INMUEBLE") Y LA CONCESIÓN DE LOS DERECHOS DE AGUA, CIISA Y SARE APORTAN CADA UNO EL 50% DE LA URBANIZACIÓN, EDIFICACIÓN Y OBRAS INTERNAS EN LOS PROYECTOS ARA Y SARE, RESPECTIVAMENTE.

CONTRAPRESTACIÓN- POR LA VENTA O TRANSMISIÓN DE LAS UNIDADES HABITACIONALES EN LOS PROYECTOS ARA Y SARE, IVEMO RECIBE EL 8% DEL PRECIO DE VENTA DE CADA VIVIENDA, Y CIISA Y SARE RECIBEN CADA UNO EL 92%, RESPECTIVAMENTE.

EL ÁREA COMERCIAL, TIERRA BREÑA Y ÁREA COMERCIAL BÁSICA SERÁN REVERTIDAS A IVEMO.

VIGENCIA- EL FIDEICOMISO TENDRÁ LA DURACIÓN NECESARIA PARA EL CUMPLIMIENTO DE SUS FINALIDADES.IVEMO SE RESERVA LA FACULTAD PARA REVERTIR PARTE O LA TOTALIDAD DEL INMUEBLE SIEMPRE Y CUANDO ESTE NO HAYA SIDO COMPROMETIDO CON TERCEROS ADQUIRIENTES Y RESTITUIR LOS GASTOS EN INVERSIONES QUE CIISA Y SARE HUBIEREN REALIZADO EN LAS OBRAS DE URBANIZACIÓN.

******

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA** TRIMESTRE: **2** AÑO: **2004**

CONSORCIO ARA, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 CONSORCIO DE INGENIERIA INTEGRAL, S.A. DE C.V.	CONSTRUCCION Y DESARROLLO	173,274,350	99.58	433,586	4,214,086
2 CONSTRUCTORA Y URBANIZADORA ARA, S.A. DE C.V.	CONSTRUCCION Y DESARROLLO	144,999,999	99.99	145,000	480,084
PROYECTOS URBANOS ECOLOGICOS, S.A. DE C.V.	CONSTRUCCION Y DESARROLLO	149,998	99.99	15,000	52,596
4 INMOBILIARIA ACRE, S.A. DE C.V.	BIENES RAICES	990,400	99.07	990	60,387
5 ASESORIA TECNICA Y ADMINISTRATIVA GAVI, .S.A. DE	ADMINISTRACION	3,429,998	99.99	3,430	38,447
6 COMERCIALIZACION Y VENTAS, S.A.	COMERCIALIZACION	980	98.00	1	17,341
7 PROMOTORA Y DESARROLLADORA DE CENTROS COMERCIALES	ARRENDAMIENTO	73,994,359	99.99	73,994	70,397
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**672,001**	**4,933,338**
ASOCIADAS					
1 CENTRO SAN MIGUEL, S. DE R. L.	ARRENDAMIENTO	1	50.00	4,395	5,519
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**4,395**	**5,519**
OTRAS INVERSIONES PERMANENTES					**0**
TOTAL					**4,938,857**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: 2 AÑO: 2004

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Insl. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
QUIROGRAFARIOS																
BANCOMER, S.A.	01/07/2004	7.15	100,000	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANCARIOS			100,000	0	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORES																
PROVEEDORES																
PROVEEDORES DE TERRENOS			15,424	0	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORES DE MATERIALES			89,824	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			105,248	0	0	0	0	0	0	0	0	0	0	0	0	0
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
GASTOS ACUMULADOS			633,063	74,659	9,337	0	3,865	3,866	3,866	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			633,063	74,659	9,337	0	3,865	3,866	3,866	0	0	0	0	0	0	0
TOTAL			838,311	74,659	9,337	0	3,865	3,866	3,866	0	0	0	0	0	0	0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA** TRIMESTRE: **2** AÑO: **2004**

CONSORCIO ARA, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
IVO TOTAL	5,616	64,731	0	0	64,731
3IVO	1,816	20,934			20,934
CORTO PLAZO	810	9,337	0	0	9,337
LARGO PLAZO	1,006	11,597	0	0	11,597
SALDO NETO	3,800	43,797			43,797

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

EL TIPO DE CAMBIO POR DOLAR UTILIZADO ES DE $11.5258

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA** TRIMESTRE: **2** AÑO: **2004**

CONSORCIO ARA, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7 **CONSOLIDADO**
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	2,708,185	2,486,984	(221,201)	0.62	(1,371)
FEBRERO	2,729,486	2,533,009	(196,477)	0.60	(1,179)
MARZO	2,855,895	2,695,908	(159,987)	0.34	(544)
IL	2,933,929	2,726,357	(207,572)	0.15	(311)
MAYO	3,039,679	2,822,487	(217,192)	(0.25)	543
JUNIO	3,181,331	2,871,467	(309,864)	0.16	(496)
ACTUALIZACION:	0	0	0	0.00	(18)
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**(3,376)**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA**
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2004**

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8

CONSOLIDADO
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICA

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS
NO APLICA

CLAVE DE COTIZACION: **ARA** TRIMESTRE: **2** AÑO: **2004**
CONSORCIO ARA, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
GUANAJUATO	DESARROLLO INMOBILIARIO	0	0
QUERETARO	DESARROLLO INMOBILIARIO	0	0
QUINTANA ROO	DESARROLLO INMOBILIARIO	0	0
VERACRUZ	DESARROLLO INMOBILIARIO	0	0
SINALOA	DESARROLLO INMOBILIARIO	0	0
T[illegible]SCO	DESARROLLO INMOBILIARIO	0	0
[illegible]RRERO	DESARROLLO INMOBILIARIO	0	0
[illegible]EBLA	DESARROLLO INMOBILIARIO	0	0
BAJA CALIFORNIA	DESARROLLO INMOBILIARIO	0	0
CHIHUAHUA	DESARROLLO INMOBILIARIO	0	0
DISTRITO FEDERAL	DESARROLLO INMOBILIARIO	0	0
NUEVO LEON	DESARROLLO INMOBILIARIO	0	0
SONORA	DESARROLLO INMOBILIARIO	0	0
MORELOS	DESARROLLO INMOBILIARIO	0	0
JALISCO	DESARROLLO INMOBILIARIO	0	0
TOLUCA	DESARROLLO INMOBILIARIO	0	0
MICHOACAN	DESARROLLO INMOBILIARIO	0	0
VALLE DE MEXICO	DESARROLLO INMOBILIARIO	0	0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 2 AÑO: 2004

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
ACERO	ACEROS TURIA, S.A. DE C.V.			SI	0.77
ACERO	HERMANOS CASTRO, ACERO PARA L			SI	0.48
A^ ^O	MALCOM ACABADOS Y CONSTRUCCIO			SI	0.17
RO DE REFUERZO	MALLA SOLDADA, S. A. DE C. V.			SI	2.11
ACERO Y MALLA	ACEROS TIJUANA, S.A. DE C.V.			SI	0.09
ADITIVOS	M.B.T. MEXICO, S.A. DE C.V.			SI	0.38
ADITIVOS	BAUTECH, S.A. DE C.V.			SI	0.35
AGLUTINANTES	P. JIMENEZ CONSTRUCTORES, S.A			SI	0.09
AGREGADOS	MARTINEZ MONCAYO JOSE RENE			SI	0.71
AGREGADOS	JORDAN Y JORDAN CONSTRUCTORES			SI	0.29
..REGADOS	MONCAYO CEDILLO, S.A. DE C.V.			SI	2.71
AGREGADOS	SINDICATO DE TRABAJADORES DE			SI	0.64
AGREGADOS	IGLESIAS CANO RAFAEL			SI	0.44
AGREGADOS	MONTALVO PEREZ RANULFO			SI	0.26
AGREGADOS	NAVA CLAUDIO ROSENDA			SI	0.15
A^^REGADOS	RODRIGUEZ RUIZ ANTONIA			SI	0.11
EGADOS	ZAVALA FERNANDEZ FLAVIO			SI	0.10
AGREGADOS	SIERRA EGREMY GUILLERMINA			SI	0.09
AGREGADOS	CONSTRUCTORA URBANIZADORA Y A			SI	0.09
AGREGADOS	MARTINEZ PEÑA GUILLERMO			SI	0.08
AGREGADOS	URBANIZACIONES OLAZARAN, S.A.			SI	0.18
AGREGADOS	ARENERA SANTA CRUZ, S.A. DE C			SI	0.10
AGREGADOS	ESTRADA LARA MARIA IRENE			SI	0.10
AGREGADOS	ESTRADA TINOCO MARIA DE LOS A			SI	0.08
AGREGADOS	CONSTRUCCIONES E INSTALACIONE			SI	0.54
AGREGADOS	SOLIS RIVERA JOSE CRUZ			SI	0.19
^GREGADOS	INGENIERIA Y EQUIPOS AMBIENTA			SI	0.16
ALBAÑILERIA	DE JESUS MARTINEZ JOSE LUIS			SI	0.09
ALFOMBRA	CARPERT MART, S.A. DE C.V.			SI	0.11
ALUMINIO	SOLCHAGA HERRERA REBECA			SI	0.29

CLAVE DE COTIZACION: **ARA** TRIMESTRE: **2** AÑO: **2004**
CONSORCIO ARA, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
ALUMINIO	LARA RODRIGUEZ RAMON GUILLERM			SI	0.09
ALUMINIO Y HERRERIA	MANGU CORRAL LIDIO			SI	0.10
ASFALTO	URBANIZACIONES Y RIEGO BAJA C			SI	0.28
AS[illegible]LTO	CONSTRUCTORA LA SALLE, S.A. D			SI	0.12
[illegible]ALTO	GEMAR ASFALTOS, S.A. DE C.V.			SI	0.20
ASFALTO	URBANIZACIONES Y CONSTRUCCION			SI	0.08
CANCELERIA	CORPORATIVO VITRAVISION, S.A.			SI	0.48
CANCELERIA	TREJO FRAGOSO FRANCISCO LEBI			SI	0.14
CANCELERIA	FAINO DE BAJA CALIFORNIA, S.A			SI	0.08
CANCELERIA	HERNANDEZ HERNANDEZ LUIS			SI	0.08
[illegible]MENTO	CEMENTOS MOCTEZUMA, S.A. DE C			SI	3.73
CEMENTO	CEMEX MEXICO, S.A. DE C.V.			SI	1.08
COCINAS	BRISEÑO MUÑIZ PEDRO FRANCISCO			SI	0.42
COCINAS	FABRICA DE COCINAS, S.A. DE C			SI	0.10
COMBUSTIBLES	F RUIZ E HIJOS, S.A. DE C.V.			SI	0.96
COMBUSTIBLES	DISTRIBUIDORA DE DIESEL Y DIA			SI	0.17
[illegible]CRETO	CONCRETOS EL JUNCAL, S.A. DE			SI	0.08
CONCRETO	CONCRETOS APASCO, S.A. DE C.V			SI	0.31
CONCRETO	CEMEX CONCRETOS, S.A. DE C.V.			SI	0.30
CONCRETO	INGENIEROS CIVILES Y GEOTECNI			SI	0.09
CONCRETO	EXCASEPRE, S.A. DE C.V.			SI	0.15
CONCRETO	CONCRETOS CRUZ AZUL, S.A. DE			SI	0.24
CONCRETO	LATINOAMERICANA DE CONCRETOS,			SI	0.21
CONCRETO Y CIMENTACION	ESPECIALISTAS EN DISEÑO Y CON			SI	0.30
CONCRETO Y VARILLA	PYASUR, S.A. DE C.V.			SI	0.10
CONGOLEUM	PIVIDE, S.A. DE C.V.			SI	0.23
ELECTRIFICACION	HERNANDEZ CARRAL FLUVIO DANTE			SI	0.32
ESCALERAS	GOMEZ CALDERON GUADALUPE			SI	0.12
[illegible]CALERAS Y LAVADEROS	INGENIERIA EN PREFABRICADOS E			SI	0.09
ESCALERAS Y LAVADEROS	ELENO RUIZ FLAVIO			SI	0.14
FERRETERIA	FERREBAÑOS, S.A. DE C.V.			SI	0.08
FERRETERIA	DISTRIBUIDORA FERRETERA LA UN			SI	0.25

MATERIAS PRIMAS DIRECTAS

ANEXO 10

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
FERRETERIA	PLUMBERS CENTER, S.A. DE C.V.			SI	0.24
GEOMALLA PLATAFORMAS	INGENIERIA INTERNACIONAL CON			SI	0.16
HERRERIA	REYES GALLEGOS PABLO			SI	0.09
H ERIA	SERVICIOS DE ESTRUCTURA Y HER			SI	0.08
HIDROSANITARIO	CONSTRUCTORA ELECTRICA ROBLES			SI	0.09
IMPERMEABILIZANTE	SISTEMAS IMPERMEABLES Y RECUB			SI	0.18
IMPERMEABILIZANTE	MALAGON GODINEZ JOSE LUIS			SI	0.11
IMPERMEABILIZANTE	GARCIA VELAZQUEZ LUIS ANTONIO			SI	0.07
JARDINERIA	MOCIÑOS CANO GUILLERMO			SI	0.11
MINA NEGRA	MAQUILADOS NL, S.A. DE C.V.			SI	0.18
LOSETA VINILICA	LOSETAS ASFALTICAS, S.A. DE C			SI	0.18
MADERA	TABLEROS Y CHAPAS DE GUERRERO			SI	0.19
MADERA	COMERCIAL TRIPLAYERA NONOALCO			SI	0.24
MADERA	ESPINOZA Y ASOCIADOS CONSTRUC			SI	0.08
MATERIAL DE PLOMERIA	HERNANDEZ ENRIQUEZ LIZBETH			SI	0.11
ERIAL DE PVC	CENTRAL DE PVC, S.A. DE C.V.			SI	0.10
MATERIAL ELECTRICO	FLORES ANGELES DAVID			SI	0.18
MATERIAL ELECTRICO	GRUPO ALCIONE, S.A. DE C.V.			SI	0.38
MATERIAL ELECTRICO	CORONA SALAZAR PAULINA YENI			SI	0.18
MATERIAL ELECTRICO	EQUIPOS ELECTRICOS DE BAJA CA			SI	0.10
MATERIAL ELECTRICO	ALONSO SANCHEZ MIGUEL			SI	0.07
MATERIAL ELECTRICO	INSTALACIONES ELECTROMECANICA			SI	0.07
MATERIAL FOFO	NUÑEZ BARRALES MARA JESSICA			SI	0.12
MATERIAL INSTALACION SANITARI	LEA CASTILO ANGEL			SI	0.18
MATERIAL PVC	PLASTICOS REX, S.A. DE C.V.			SI	0.89
PANEL PARA CIMBRA	CONSTRUMAC, S.A. DE C.V.			SI	0.09
STA Y YESOS	PALMA DOMINGUEZ JUAN			SI	0.46
PASTA Y YESOS	VALOIX CHIMAL JUAN			SI	0.22
PASTAS Y YESOS	ORTEGA ESCOBEDO MARIA ELENA			SI	0.10
PINTURA Y PASTA	OSORIO AYALA RAMIRO			SI	0.15
PINTURAS Y PASTAS	REVESTO, S.A. DE C.V.			SI	0.38

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA**
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2004**

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
PLACA DE POLIESTIERNO	POLIESPUMA DE MEXICO, S.A. DE			SI	0.08
PLOMERIA	AYALA AZUARA ARTURO			SI	0.11
PINTURA Y PASTAS	TERMINADOS TEXTURIZADOS, S.A.			SI	0.09
PUERTAS DE ALUMINIO	MASONITE MEXICO, S.A. DE C.V.			SI	0.89
RECUB.CERAM.MUEB.Y ACC. P/BAÑ	SANITARIOS, AZULEJOS Y RECUBR			SI	0.87
RECUB.CERAM.MUEB.Y ACC. P/BAÑ	ACABADOS IXCAN, S.A. DE C.V.			SI	0.15
SUMINISTRO SILLETAS	FTP ACCESORIOS PLASTICOS PARA			SI	0.08
TABLAROCA	JIMENEZ VERA MARIA DOLORES			SI	0.07
TIRANTES PARA CIMBRA	CONSTRUSISTEM, S.A. DE C.V.			SI	0.36
TUBERIA DE PVC	PLASTIC PLUMBERS DE MEXICO, S			SI	0.93
TUBO DE POLIETILENO	POLICONDUCTOS, S.A. DE C.V.			SI	0.38
TUBO DE POLIETILENO	SADMX, S.A. DE C.V.			SI	0.25
TUBOS DE CONCRETO	CORDOVA PEREZ MARIA VIRIGINI			SI	0.28
TUBOS DE CONCRETO	TUBOS Y CEMENTOS EL FUERTE, S			SI	0.17
VARILLA Y ACERO DE REFUERZO	MEXICANA DE LAMINACION, S.A.			SI	0.40
VIDRIOS Y CANCELERIA	VIDRIOS Y ALUMINIOS PREFABRIC			SI	0.10
YESO Y PASTAS	MARTINEZ HERNANDEZ LEONILA			SI	0.25
YESO Y PINTURA	SANTOS MARTINEZ JOSE EDUARDO			SI	0.26
YESO Y PINTURA	GRUPO CONSTRUCTOR OZUMBILLA,			SI	0.08
YESOSY PASTAS	REA FLORES ALEJANDRO			SI	0.16
YESOS Y PASTAS	HERNANDEZ ALVA CRECENCIANO			SI	0.15
YESOS Y PASTAS	SILVA AMEZQUITA JUANA			SI	0.14
YESOS Y PASTAS	CONTRERAS RAMOS MONICA AURORA			SI	0.08
YESOS Y PASTAS	AZUA GUDIÑO EVA			SI	0.16
YESOS Y PASTAS	SANCHEZ MARTINEZ JUAN ANTONIO			SI	0.16
YESOS Y PASTAS	SERRANO BRAVO PEDRO			SI	0.16
	VARIOS			SI	12.61

OBSERVACIONES

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 2 AÑO: 2004

MATERIAS PRIMAS DIRECTAS

CONSOLIDADO
Impresión Final

ANEXO 10

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL

CLAVE DE COTIZACION: **ARA**
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **20(**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLID.
Impresión F

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL VOLUMEN	PRODUCCION TOTAL IMPORTE	VENTAS VOLUMEN	VENTAS IMPORTE	% DE PARTICIPACION EN EL MERCADO	PRINCIPALES MARCAS	PRINCIPALES CLIENTES
COMO PROMOTOR		0	0				
PROSAVI		0	496	90,759		N/A	PUBLICO EN GENEI
INTERES SOCIAL	7,350	1,430,812	6,074	1,658,483		N/A	PUBLICO EN GENEI
MEDIO	1,135	425,475	1,005	538,358		N/A	PUBLICO EN GENEI
RESIDENCIAL	83	96,494	87	146,141		N/A	PUBLICO EN GENEI
ARRENDAMIENTO DE		0	0				
CENTROS LOC. COMER.		0	0	4,646		N/A	PUBLICO EN GENEI
COMO CONSTRUCTOR		0	0	3,417		N/A	PUBLICO EN GENEI
TOTAL		1,952,781		2,441,804			

OBSERVACIONES

EL VOLUMEN ESTA REPRESENTADO EN NÚMERO DE VIVIENDAS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA

CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 2 AÑO: 2004

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR $	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
UNICA	1.33300	1	328,192,874		328,192,874		437,593	
TOTAL			328,192,874	0	328,192,874	0	437,593	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
328,192,874

.·ORCION DE ACCIONES POR :

CPO's : N/A
T.VINC. : N/A
ADRS's : N/A
GDRS's : N/A
ADS's : N/A
GDS's N/A

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE AL TRIMESTRE
UNICA	19,000	32.19000	33.15000

:ERVACIONES

CLAVE DE COTIZACION: **ARA**
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2004**

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

NO APLICA

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN AL TIPO DE CAMBIO VIGENTE A LA FECHA DE SU CELEBRACIÓN. LOS ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA SE VALÚAN EN MONEDA NACIONAL AL TIPO DE CAMBIO VIGENTE A LA FECHA DE LOS ESTADOS FINANCIEROS. LAS FLUCTUACIONES CAMBIARIAS SE REGISTRAN EN LOS RESULTADOS.

A) POSICIÓN MONETARIA EN MONEDA EXTRANJERA AL 30 DE JUNIO DE 2004 ES:

	DÓLARES	EQUIVALENTE EN PESOS
	(MILES)	
ACTIVOS:		
CORTO PLAZO:		
EFECTIVO E INVERSIONES	5,554	$ 64,011
CLIENTES	62	720
	5,616	$ 64,731
PASIVOS:		
CORTO PLAZO:		
ANTICIPO DE CLIENTES	432	4,343
ARRENDAMIENTO FINANCIERO	378	3,200
	810	9,337
LARGO PLAZO:		
ARRENDAMIENTO FINANCIERO	1,006	11,597
	1,816	$ 20,934
POSICIÓN MONETARIA ACTIVA NETA	3,800	$ 43,797

B) EL EQUIVALENTE EN MONEDA NACIONAL DE LAS TRANSACCIONES REALIZADAS EN DOLARES ESTADOUNIDENSES, FUERON COMO SIGUE:

ADQUISICIÓN DE EQUIPO	$ 24,458

LA COMPAÑÍA NO TIENE SUBSIDIARIA O ASOCIADA EN EL EXTRANJERO.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

FECHA: 22/07/2004 17:31

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	CONSORCIO ARA, S.A. DE C.V.
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 55 96 86 48
DIRECCION DE INTERNET:	www.consorcioara.com.mx

F ᵀᴸ FISCALES DE LA EMISORA

RFC EMPRESA:	CAR881122UU5
DOMICILIO FISCAL:	COLIMA 394 2DO. PISO
COLONIA:	ROMA
C. POSTAL:	06700
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

N BRE:	C.P. J.SACRAMENTO SOTO SOLIS
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140-101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 45 22 04
E-MAIL:	sacramento@ara.com.mx

F S DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL DIVISION INMOBILIARIA
NOMBRE:	ING. GERMAN AHUMADA RUSSEK
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 51 27 04
E-MAIL:	gar@ara.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GERMAN AHUMADA RUSSEK
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA

CONSORCIO ARA, S.A. DE C.V.

FECHA: 22/07/2004 17:31

FAX:	(55) 55 74 55 28
E-MAIL:	gar@ara.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	ING. JUAN DONALD FORSECK ORIVE
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 51 27 04
E-MAIL:	donald@ara.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	DIRECTOR DE ADMINISTRACION Y FINANZAS
NOMBRE:	C.P. J. SACRAMENTO SOTO SOLIS
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 45 22 04
E-MAIL:	sacramento@ara.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	ING. JUAN DONALD FORSECK ORIVE
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140-101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 51 27 04
E-MAIL:	donald@ara.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. DAVID ORNELAS CUEVAS
DOMICILIO:	BOSQUES DE CIRUELOS NO.140-101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 55 96 86 48
E-MAIL:	dornelas@ara.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	ASESOR EXTERNO
NOMBRE:	LIC. JAIME CORTES ROCHA
DOMICILIO:	MONTES URALES 505-3 PISO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2004

ESTADO DE SITUACION FINANCIERA
AL 30 DE SEPTIEMBRE DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	7,882,228	100	6,988,445	100
2	**ACTIVO CIRCULANTE**	7,281,426	92	6,450,930	92
3	EFECTIVO E INVERSIONES TEMPORALES	1,137,792	14	1,192,995	17
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	1,244,101	16	1,129,966	16
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	41,016	1	0	0
6	INVENTARIOS	4,760,684	60	4,011,663	57
7	OTROS ACTIVOS CIRCULANTES	97,833	1	116,306	2
8	**LARGO PLAZO**	90,217	1	0	0
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	81,020	1	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	9,197	0	0	0
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	510,585	6	537,515	8
13	INMUEBLES	124,415	2	211,100	3
14	MAQUINARIA Y EQUIPO INDUSTRIAL	595,032	8	507,016	7
15	OTROS EQUIPOS	150,818	2	144,635	2
16	DEPRECIACION ACUMULADA	369,938	5	335,727	5
17	CONSTRUCCIONES EN PROCESO	10,258	0	10,491	0
18	**ACTIVO DIFERIDO (NETO)**	0	0	0	0
19	**OTROS ACTIVOS**	0	0	0	0
20	**PASIVO TOTAL**	2,672,592	100	2,381,483	100
21	**PASIVO CIRCULANTE**	822,670	31	755,684	32
22	PROVEEDORES	130,245	5	127,115	5
23	CREDITOS BANCARIOS	0	0	0	0
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	37,555	1	50,084	2
26	OTROS PASIVOS CIRCULANTES	654,870	25	578,485	24
27	**PASIVO A LARGO PLAZO**	87,020	3	53,521	2
28	CREDITOS BANCARIOS	0	0	0	0
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	87,020	3	53,521	2
31	**CREDITOS DIFERIDOS**	1,762,902	66	1,572,278	66
32	**OTROS PASIVOS**	0	0	0	0
33	**CAPITAL CONTABLE**	5,209,636	100	4,606,962	100
34	**PARTICIPACION MINORITARIA**	19,730		17,151	
35	**CAPITAL CONTABLE MAYORITARIO**	5,189,906	100	4,589,811	100
36	**CAPITAL CONTRIBUIDO**	1,459,075	28	1,457,167	32
37	CAPITAL SOCIAL PAGADO (NOMINAL)	437,498	8	436,932	9
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	500,714	10	500,630	11
39	PRIMA EN VENTA DE ACCIONES	520,863	10	519,605	11
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	3,730,831	72	3,132,644	68
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	4,133,035	79	3,396,126	74
43	RESERVA PARA RECOMPRA DE ACCIONES	86,357	2	76,403	2
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(1,001,400)	(19)	(794,156)	(17)
45	**RESULTADO NETO DEL EJERCICIO**	512,839	10	454,271	10

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION. ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2004

ESTADO DE SITUACION FINANCIERA

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	1,137,792	100	1,192,995	100
46	EFECTIVO	124,032	11	35,859	3
47	INVERSIONES TEMPORALES	1,013,760	89	1,157,136	97
18	**CARGOS DIFERIDOS**	0	100	0	100
48	GASTOS AMORTIZABLES (NETO)	0	0	0	0
49	CREDITO MERCANTIL	0	0	0	0
50	IMPUESTOS DIFERIDOS	0	0	0	0
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	822,670	100	755,684	100
52	PASIVOS EN MONEDA EXTRANJERA	20,050	2	13,757	2
53	PASIVOS EN MONEDA NACIONAL	802,620	98	741,927	98
24	**CREDITOS BURSATILES CORTO PLAZO**	0	100	0	100
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	654,870	100	578,485	100
57	OTROS PASIVOS CIRCULANTES CON COSTO	35,916	5	22,356	4
58	OTROS PASIVOS CIRCULANTES SIN COSTO	618,954	95	556,129	96
27	**PASIVO A LARGO PLAZO**	87,020	100	53,521	100
59	PASIVO EN MONEDA EXTRANJERA	10,644	12	0	0
60	PASIVO EN MONEDA NACIONAL	76,376	88	53,521	100
29	**CREDITOS BURSATILES LARGO PLAZO**	0	100	0	100
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	0	0	0	0
30	**OTROS CREDITOS**	87,020	100	53,521	100
63	OTROS CREDITOS CON COSTO	71,844	83	53,521	100
64	OTROS CREDITOS SIN COSTO	15,176	17	0	0
31	**CREDITOS DIFERIDOS**	1,762,902	100	1,572,278	100
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	1,762,902	100	1,572,278	100
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	0	100	0	100
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	(1,001,400)	100	(794,156)	100
70	RESULTADO ACUMULADO POR POSICION MONETARIA	(621,428)	(62)	(414,211)	(52)
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(379,972)	(38)	(379,945)	(48)

CLAVE DE COTIZACION: **ARA** TRIMESTRE: **3** AÑO: **2004**

CONSORCIO ARA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

OTROS CONCEPTOS

(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	6,458,756	5,695,246
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
74	NUMERO DE FUNCIONARIOS (*)	48	37
75	NUMERO DE EMPLEADOS (*)	614	592
76	NUMERO DE OBREROS (*)	7,841	8,756
77	NUMERO DE ACCIONES EN CIRCULACION (*)	328,122,074	327,698,174
78	NUMERO DE ACCIONES RECOMPRADAS (*)	89,800	513,700

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2004

ESTADO DE RESULTADOS
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	3,864,027	100	3,399,971	100
2	COSTO DE VENTAS	2,742,874	71	2,422,030	71
3	**RESULTADO BRUTO**	1,121,153	29	977,941	29
4	GASTOS DE OPERACION	302,785	8	261,859	8
5	**RESULTADO DE OPERACION**	818,368	21	716,082	21
6	*COSTO INTEGRAL DE FINANCIAMIENTO*	26,910	1	11,225	0
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	791,458	20	704,857	21
8	OTRAS OPERACIONES FINANCIERAS	(8,816)	0	(32,942)	(1)
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	800,274	21	737,799	22
10	PROVISION PARA IMPUESTOS Y P.T.U.	279,206	7	281,713	8
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	521,068	13	456,086	13
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	(6,115)	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	514,953	13	456,086	13
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	514,953	13	456,086	13
16	*PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO*	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	514,953	13	456,086	13
19	PARTICIPACION MINORITARIA	2,114		1,815	0
20	***RESULTADO NETO MAYORITARIO***	512,839	13	454,271	13

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2004

ESTADO DE RESULTADOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	3,864,027	100	3,399,971	100
21	NACIONALES	3,864,027	100	3,399,971	100
22	EXTRANJERAS	0	0	0	0
23	CONVERSION EN DOLARES (***)	0	0	0	0
6	***COSTO INTEGRAL DE FINANCIAMIENTO***	26,910	100	11,225	100
24	INTERESES PAGADOS	60,179	224	45,134	402
25	PERDIDA EN CAMBIOS	0	0	(3,144)	(28)
26	INTERESES GANADOS	45,471	169	39,444	351
27	GANANCIA EN CAMBIOS	232	1	0	0
28	RESULTADO POR POSICION MONETARIA	12,434	46	8,679	77
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	***OTRAS OPERACIONES FINANCIERAS***	(8,816)	100	(32,942)	100
29	OTROS GASTOS Y (PRODUCTOS) NETO	(8,816)	(100)	(32,942)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	279,206	100	281,713	100
32	I.S.R.	99,193	36	108,977	39
33	I.S.R. DIFERIDO	179,190	64	171,877	61
34	P.T.U.	823	0	859	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2004

ESTADO DE RESULTADOS

OTROS CONCEPTOS DE RESULTADOS

(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	3,864,028	3,399,972
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	5,449,225	4,933,768
39	RESULTADO DE OPERACION (**)	1,157,459	1,040,175
40	RESULTADO NETO MAYORITARIO (**)	795,232	716,607
1	RESULTADO NETO (**)	798,637	719,450

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2004

ESTADO DE RESULTADOS TRIMESTRAL
DEL 1 DE JULIO AL 30 DE SEPTIEMBRE DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	1,380,224	100	1,216,898	100
2	COSTO DE VENTAS	977,341	71	865,470	71
3	**RESULTADO BRUTO**	402,883	29	351,428	29
4	GASTOS DE OPERACION	106,299	8	92,352	8
5	**RESULTADO DE OPERACION**	296,584	21	259,076	21
6	COSTO INTEGRAL DE FINANCIAMIENTO	15,306	1	5,797	0
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	281,278	20	253,279	21
8	OTRAS OPERACIONES FINANCIERAS	6,653	0	(5,265)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	274,625	20	258,544	21
10	PROVISION PARA IMPUESTOS Y P.T.U.	92,134	7	99,568	8
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	182,491	13	158,976	13
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	(2,978)	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	179,513	13	158,976	13
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	179,513	13	158,976	13
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	179,513	13	158,976	13
19	PARTICIPACION MINORITARIA	757		603	0
20	**RESULTADO NETO MAYORITARIO**	178,756	13	158,373	13

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2004

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	1,380,224	100	1,216,898	100
21	NACIONALES	1,380,224	100	1,216,898	100
22	EXTRANJERAS	0	0	0	0
23	CONVERSION EN DOLARES (***)	0	0	0	0
3	**COSTO INTEGRAL DE FINANCIAMIENTO**	15,306	100	5,797	100
24	INTERESES PAGADOS	24,002	157	13,108	226
25	PERDIDA EN CAMBIOS	1,258	8	(3,843)	(66)
26	INTERESES GANADOS	18,955	124	9,450	163
27	GANANCIA EN CAMBIOS	0	0	0	0
28	RESULTADO POR POSICION MONETARIA	9,001	59	5,982	103
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	6,653	100	(5,265)	100
29	OTROS GASTOS Y (PRODUCTOS) NETO	6,653	100	(5,265)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	92,134	100	99,568	100
32	I.S.R.	36,815	40	57,364	58
33	I.S.R. DIFERIDO	55,047	60	41,919	42
34	P.T.U.	272	0	285	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2004

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	RESULTADO NETO	514,953	456,086
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	184,825	223,474
3	FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO	699,778	679,560
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(424,304)	(305,148)
5	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION	275,474	374,412
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	3,202	18,456
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	10,804	(3,222)
8	RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO	14,006	15,234
9	RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION	(81,280)	(51,327)
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	208,200	338,319
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	929,592	854,676
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	1,137,792	1,192,995

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA

CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: AÑO: 2004

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**184,825**	**223,474**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	52,919	46,062
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	(232)	(3,144)
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	12,434	8,679
17	+ (-) OTRAS PARTIDAS	119,704	171,877
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(424,304)**	**(305,148)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	69,261	48,071
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(566,715)	(459,164)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(35,787)	15,429
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(55,799)	(42,137)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	164,736	132,653
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**3,202**	**18,456**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	0	0
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	0	0
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	5,394	19,205
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	0	(749)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(2,192)	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**10,804**	**(3,222)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	498	153
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	10,306	(3,375)
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(81,280)**	**(51,327)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	(5,116)	1,867
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(76,164)	(53,194)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2004

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	13.33	%	13.41	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	15.32	%	15.61	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	10.13	%	10.29	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(2.41)	%	(1.90)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.69	veces	0.71	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	10.67	veces	9.18	veces
8	ROTACION DE INVENTARIOS (**)	0.81	veces	0.88	veces
9	DIAS DE VENTAS POR COBRAR	87	dias	90	dias
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	66.68	%	81.76	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	33.91	%	34.08	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.51	veces	0.52	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	1.15	%	0.58	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	17.04	%	9.96	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	13.60	veces	15.87	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	2.04	veces	2.07	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	8.85	veces	8.54	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	3.06	veces	3.23	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	2.72	veces	2.71	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	138.30	%	157.87	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	18.11	%	19.99	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(10.98)	%	(8.98)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	4.58	veces	8.30	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	22.86	%	121.15	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	77.14	%	(21.15)	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT DE INV.	93.71	%	103.64	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2004

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ 2.42		$ 2.19	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00		$ .00	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ .00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ 1.57		$ 1.39	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00		$ .00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00		$ .00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 15.82		$ 14.01	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00		$ .00	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones	.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	2.05	veces	1.94	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	13.43	veces	12.42	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00	veces	.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

Comentarios y Análisis de la Administración sobre los Resultados de Operación y Situación Financiera de la Compañía

Resumen Ejecutivo

Tercer Trimestre 2004

Ventas de 4,236 unidades, equivalentes a 6,572 unidades al precio representativo de la industria con ingresos de $ 1,380.2 millones de pesos, incremento del 13.4% con respecto al tercer trimestre de 2003.
Utilidad Bruta alcanzó los $ 402.9 millones de pesos, con un margen bruto de 29.2% creciendo 14.6% comparado con el mismo periodo del año anterior.
Utilidad de Operación de $ 296.6 millones de pesos, con un margen de operación del 21.5% con un incremento del 14.5% con respecto al tercer trimestre del año anterior.
Utilidad Neta cerró con $ 179.5 millones de pesos, lo que representa un incremento del 12.9% alcanzando un margen neto de 13.0%.
EBITDA de $ 314.4 millones de pesos, 22.8% con respecto a ventas, creciendo 14.4% contra el mismo trimestre del año anterior.
Precio promedio de $ 318.7 miles de pesos, 0.7% menor sobre el año anterior.

Octubre 2003 a Septiembre 2004

Ventas de 16,946 unidades, equivalente a 25,948 unidades al precio representativo de la industria con ingresos de $ 5,449.2 millones de pesos, incrementó del 10.4% con respecto al año 2003.
Utilidad Bruta alcanzó los $ 1,581.2 millones de pesos, con un margen bruto de 29.0% creciendo 11.4% comparado con el mismo periodo del año anterior.
Utilidad de Operación de $ 1,157.4 millones de pesos, incrementó del 11.3% con respecto al 2003, alcanzando un margen del 21.2%.
Utilidad Neta de $ 798.6 millones de pesos, incrementó del 11.0% con respecto al 2003 alcanzando un margen neto del 14.7%.
EBITDA de $ 1,234.6 millones de pesos, incrementó del 12.0% con respecto al 2003 y alcanzando un margen del 22.7%.
Precio Promedio de $ 318.2 miles de pesos incrementó del 6.9% con respecto al 2003.

Balance General al 30 de septiembre 2004

El nivel de efectivo alcanzó los $ 1,137.8 millones de pesos, 4.6% menor que el año anterior.
El arrendamiento financiero creció un 60.3% en el corto plazo y un 34.2% en el largo plazo como continuación de una optimización gradual de la estructura financiera de la empresa. Aún así los pasivos con costo representan el 12.2% de nuestro nivel de efectivo.
Al cierre de Septiembre del 2004 se cuenta con una reserva territorial suficiente para 113,246 casas a plan maestro, equivalentes a 131,371 viviendas de interés social.
Al cierre del tercer trimestre el Backlog alcanzó 24,535 unidades, lo que representa un incremento del 14.1% con respecto al año anterior. Suficiente para financiar la venta de más de un año de ingresos futuros.

I) Resultados de Operación.

Ventas
Los ingresos del tercer trimestre de 2004 fueron de $ 1,380.2 millones significando un incremento del 13.4% con respecto al tercer trimestre del año anterior con 4,236 unidades vendidas, equivalentes a 6,572 unidades al precio representativo de la industria.

El segmento Prosavi-Progresiva incrementó su volumen debido a la apertura de desarrollos destinados a dicho segmento al registrar 600 unidades vendidas de los cuales 465 son de créditos Progresiva Infonavit, y 135 de Prosavi SHF. Los ingresos de este segmento representan el 8.2% de los ingresos totales en el tercer trimestre de 2004 al registrar $ 112.9 millones, monto superior a los $ 57.6 millones reportados al tercer trimestre de 2003.

Las ventas del segmento Infonavit fueron de 1,524 unidades, con ingresos de $ 408.8 millones de pesos lo que representa un incremento del 3.6% en ingresos al tercer trimestre de 2004.

El número de viviendas vendidas a través de hipotecas otorgadas por SHF fueron de 805 unidades alcanzando $ 240.4 millones de pesos, lo que representa un decremento del 6.3% en ingresos con respecto al año anterior. Fovissste registró 715 unidades, alcanzando ingresos por $ 207.4 millones de pesos, representando 27.7% de incremento en ingresos contra el año anterior.

El precio promedio fue de $ 318.7 miles de pesos lo que representa un decremento del 0.7% contra el año anterior. La excepción es el segmento residencial donde sigue el énfasis de la compañía por ofrecer un producto más accesible a menor precio. La estrategia es participar en un segmento donde hay mayor demanda y menor competencia.

El segmento de vivienda media, registró $ 316.1 millones de pesos de ingresos lo que representa un incremento del 19.7%. Se alcanzaron las 554 viviendas vendidas, es decir un 8.4% de crecimiento contra el año anterior; las cuales 389 fueron financiadas por la SHF. La apertura de nuevos desarrollos continúa fortaleciendo este segmento.

La vivienda de tipo residencial alcanzó $ 64.3 millones de pesos de ingresos, al vender 38 unidades en comparación con las 34 unidades registradas en el tercer trimestre de 2003. Se continuará con el énfasis de ofrecer este tipo de vivienda que pueda acceder a los planes de financiamiento por un monto de hasta $1.5 millones aproximadamente.

El detalle de las ventas se muestra a continuación:

	3erTrim. 2004		3erTrim 2003		3erTrim. 2002	
	Unid.	Mill.$	Unid.	Mill.$	Unid.	Mill.$
Prosavi-Progresiva	600	112.9	322	57.6	524	90.5
Infonavit	1,524	408.8	1,513	394.7	1,536	390.6
Fovi	805	240.4	829	256.5	957	274.9
Fovissste	715	207.4	554	162.4	283	72.6
Interés Social	3,044	856.6	2,896	813.6	2,776	738.1
Tipo Medio	554	316.1	511	264.1	483	217.3
Residencial	38	64.3	34	72.5	17	37.8
Terrenos Comer.	--	24.4	--	0.7		0.2
Total C/Promotor	4,236	1,374.3	3,763	1,208.5	3,800	1,083.9
Constructor	--	3.2	--	0.6	--	0.5
Locales Comerciales	--	2.8	--	7.8	--	7.2
Tipo Medio	--				--	
TOTAL	4,236	1,380.2	3,763	1,216.9	3,800	1,091.7

Al tercer trimestre de 2004 se registró un decremento en precios promedio de 0.7%, el detalle se muestra a continuación:

	3erTrim.2004 Miles.$	3erTrim.2003 Miles.$	3erTrim.2002 Miles.$	VAR% 04/03	VAR% 03/02
Prosavi-Progresiva	188.1	178.8	172.8	5.2	3.5
Infonavit	268.3	260.9	254.3	2.8	2.6
Fovi	298.6	309.3	287.2	-3.5	7.7
Fovissste	290.1	293.2	256.5	-1.1	14.3
Interés Social	281.4	280.9	265.9	0.2	5.6
Tipo Medio	570.5	516.9	449.9	10.4	14.7
Residencial	1,692.4	2,131.8	2,223.5	-20.6	-4.1
Total	318.7	321.0	285.2	-0.7	12.5

Costo de Ventas
Al tercer trimestre de 2004 el costo de ventas aumenta en 12.9% con respecto al mismo periodo del año anterior al registrar un monto de $977.3 millones de pesos representando el 70.8% con respecto a ventas, cifra que disminuyó en 0.3% con respecto al año anterior.

Utilidad Bruta
Al cierre del tercer trimestre de 2004, se tiene un margen bruto de 29.2% registrando $ 402.9 millones de pesos. Estos niveles representan una mejoría de 30 puntos base con respecto al 2003 debido a un mayor control de costos y mayores eficiencias en la construcción.

A continuación se muestra el detalle por tipo de vivienda:

	3erTrim.2004	3erTrim.2003	3erTrim.2002	VAR PUNTOS 04-03	VAR PUNTOS 03-02
Prosavi-Progresiva	24.6%	24.1%	23.5%	0.5	0.6
Interés Social	28.9%	28.5%	28.5%	0.4	0.0
Tipo Medio	30.4%	30.2%	29.8%	0.2	0.4
Residencial	30.6%	30.3%	30.9%	0.3	-0.6
Promotor	29.0%	28.8%	28.4%	0.2	0.4
Constructor	28.1%		-181.9%	28.1	-181.9
Locales Comerciales	48.1%	47.2%	42.1%	0.9	5.1
TOTAL	29.2%	28.9%	28.4%	0.3	0.5

Gastos de Administración
Los gastos de administración incluyen, sueldos, salarios de personal técnico, administrativo y de ventas.
Los gastos de administración al tercer trimestre de 2004 sumaron $ 106.3 millones de pesos mostrando un incremento con respecto al mismo periodo de 2003 de 15.1%. El margen es el mismo en ambos periodos al ubicarse en 7.7% y 7.6% respectivamente.

Utilidad de Operación
La utilidad de operación al tercer trimestre de 2004 creció 14.5% en comparación al tercer trimestre del año anterior, derivado de la combinación de un eficiente control de costos de venta y gastos de administración.

EBITDA
Durante el tercer trimestre de 2004 Consorcio ARA generó un EBITDA por $ 314.4 millones (22.8% de las ventas), 14.4% mayor con el correspondiente al tercer trimestre del 2003, de los cuales sólo 17.8 millones de pesos son producto de la depreciación. El nivel de EBITDA alcanzado nos permite cubrir el rubro de intereses pagados en más de 13.1 veces.

Costo Integral de Financiamiento
El costo integral de financiamiento presenta un incremento del 163.8%, en relación con el tercer trimestre de 2003, registrando un cargo neto de 15.3 millones de pesos. El crecimiento se puede explicar en mayor medida por la mayor inversión en Backlog, congruente con la estrategia de la empresa. Dichos costos se incluyen en el rubro de Intereses Pagados.

El detalle se muestra a continuación:

	3erTrim. 2004	3erTrim. 2003	3erTrim. 2002	VAR % 04/03	VAR % 03/02
Intereses Pagados	24.0	13.1	17.4	83.2	-24.7
Intereses Ganados	19.0	9.5	11.0	100.0	-13.6
(Pérdida)Ut.Cambiaria	(1.3)	3.8	-0.3	-134.2	1366.7
(Pérdida) Ut. Monetaria	(9.0)	(6.0)	-4.8	50.0	25.0
Cto.Integral de Finac.	15.3	5.8	11.5	163.8	-49.6

Impuestos
La compañía registró un total de impuestos por $ 92.1 millones de pesos presentando un decremento del 7.5% con respecto al tercer trimestre de 2003. La provisión de impuestos se mantuvo en niveles similares al mismo período del año anterior.

Utilidad Neta
La utilidad neta fue de $ 179.5 millones de pesos con un margen del 13.0% durante el tercer trimestre de 2004, lo que representa un incremento del 12.9%.
La utilidad neta por acción de los últimos 12 meses es de 2.42

El detalle se muestra a continuación:

		UDM a SEPT. del 2004
Utilidad Neta	Mayoritaria (pesos)	795,231,685
Acciones	(Promedio)	328,003,991
UPA		2.42

ESTADO DE RESULTADOS AL TERCER TRIMESTRE DE 2004

	3erTrim. 2004 Mill.de Pesos	%	3erTrim. 2003 Mill. de Pesos	%	3erTrim. 2002 Mill. de Pesos	%
Ingresos	1,380.2	100.0	1,216.9	100.0	1,091.7	100.0
Costo de Vtas	977.3	70.8	865.5	71.1	781.5	71.6
Utilidad Bruta	402.9	28.2	351.4	28.9	310.2	28.5
Gastos de Admon.	106.3	7.7	92.3	7.6	84.3	7.7
Utilidad de Operac	296.6	21.5	259.1	21.3	225.9	20.7
CIF	15.3	1.1	5.8	0.5	11.5	1.1
Otros Ingresos	-6.7	-0.5	5.3	0.4	6.0	0.6
Asoc. en Partic.	-3.0	-0.2	0.0	0.0	-	-
Ut.antes de Imp.	271.6	19.7	258.5	21.2	220.4	20.2
ISR Diferido	55.0	4.0	41.9	3.4	70.5	6.5
ISR,IMPAC y PTU	37.1	2.7	57.6	4.7	25.7	2.3
Total Impuestos	92.1	6.7	99.5	8.1	96.2	8.8
Utilidad Neta	179.5	13.0	159.0	13.1	124.2	11.4
Depreciación	17.8	1.3	15.7	1.3	14.6	1.3
EBITDA	314.4	22.8	274.8	22.6	240.6	22.0

Resultados de Octubre a Septiembre 2004, 2003 y 2002
COMPARATIVO DE UNIDADES Y VENTAS

	SEPT 2004 Unid.	Mill.$	SEPT 2003 Unid.	Mill.$	VAR. 04/03 Unid.	%
Prosavi-Progresiva	1,776	329.3	1,731	299.1	45	2.6
Infonavit	6,831	1,868.1	6,694	1,754.6	137	2.0
Fovi	4,147	1,213.2	3,238	968.1	909	28.1
Fovissste	2,013	589.5	2,649	703.7	-636	-24.0
Interés Social	12,991	3,670.7	12,581	3,426.4	410	3.3
Tipo Medio	2,013	1,104.0	2,007	951.8	6	0.3
Residencial	166	289.0	106	210.9	60	56.6
Terrenos Comerciales	--	34.2	--	8.0	-	-
Total como Promotor	16,946	5,427.2	16,425	4,896.2	521	3.2
Constructor		6.6		10.5	-	-
Locales Comerciales		15.4		27.1	-	-
Tipo Medio						
Total en A/P						
T O T A L	16,946	5,449.2	16,425	4,933.8	521	3.2

PRECIOS PROMEDIO

	SEPT. 2004	SEPT. 2003	SEPT. 2002	Var% 04/03	Var% 03/02
Prosavi-Progresiva	185.4	172.8	174.0	7.3	-0.7
Infonavit	273.5	262.1	257.8	4.3	1.6
Fovi	292.5	299.0	301.1	-2.2	-0.7
Fovissste	292.8	265.6	279.8	10.2	-5.1
Interés Social	282.6	272.3	267.8	3.7	1.7
Tipo Medio	548.4	474.2	428.3	15.6	10.7
Residencial	1,741.2	1,990.0	2,494.0	-12.5	-20.2
T O T A L	318.2	297.6	281.5	6.9	5.7

ESTADO DE RESULTADOS

	SEPT. 2004		SEPT. 2003		SEPT. 2002	
	Mill.de $	%	Mill.de $	%	Mill.de $	%
Ingresos	5,449.2	100.0	4,933.8	100.0	4,478.3	100.0
Costo de Ventas	3,868.0	71.0	3,514.0	71.2	3,208.8	71.7
Utilidad Bruta	1,581.2	29.0	1,419.8	28.8	1,269.5	28.3
Gastos de Administración	423.8	7.8	379.6	7.7	344.6	7.7
Utilidad de Operación	1,157.4	21.2	1,040.2	21.1	924.9	20.7
CIF	32.1	0.6	21.4	0.4	46.4	1.0
Otros Ingresos	50.8	0.9	48.6	1.0	8.2	0.2
Asoc. en Partic.	-6.1	-0.1	-3.7	-0.1	-1.8	-
Utilidad antes de Impuestos	1,170.0	21.5	1,063.7	21.6	884.9	19.8
ISR Diferido	267.4	4.9	201.3	4.1	252.5	5.6
ISR, IMPAC y PTU	104.0	1.9	142.9	2.9	98.6	2.2
Total Impuestos	371.4	6.8	344.2	7.0	351.1	7.8
Utilidad Neta	798.6	14.7	719.5	14.6	533.8	11.9
Depreciación	77.2	1.4	62.0	1.3	51.6	1.2
EBITDA	1,234.6	22.7	1,102.2	22.3	976.6	21.8

II) Situación Financiera, Liquidez y Recursos de Capital.

Efectivo e Inversiones Temporales
Al 30 de septiembre de 2004 el nivel de efectivo e inversiones temporales registró $ 1,137.8 millones de pesos, cantidad inferior en un 4.6% con respecto al mismo periodo de 2003 debido al financiamiento de la operación vía recursos propios. Esto fue motivado por una baja temporal en el pago a desarrolladores por parte de las diferentes agencias. Cabe mencionar que el efecto se observó desde el tercer trimestre del año y que estamos en vía de revertirlo.

Mantenemos una política prioritaria de reinversión de utilidades lo que nos permite satisfacer oportunamente los principales requerimientos de efectivo que se derivan de la construcción de viviendas, compra de terrenos y pago de proveedores sin necesidad de recurrir a financiamiento externo.

Cuentas por Cobrar
Se mantienen estrictas políticas de cobranza que tienen como propósito asegurar una recuperación de cartera de manera eficiente dando como resultado 2.9 meses de ventas por cobrar, aún dada la situación prevaleciente durante el tercer trimestre, ubicándonos como el líder en la recuperación de cartera dentro del sector.

Inventarios
Incluyen la reserva territorial que son el activo más importante de la empresa, así como las obras en proceso y almacén de materiales de construcción. Este rubro tuvo un incremento del 18.7%. Debido al incremento en obras de infraestructura realizadas en algunos desarrollos. Cabe destacar que actualmente contamos con la reserva territorial más importante de la industria, equivalente a 131,371 viviendas de interés social con una superficie de 24.8 millones de m2 distribuidas en las zonas geográficas de mayor desarrollo económico del país.

El detalle de la reserva territorial por tipo de vivienda se muestra a continuación:

	SEPT 2004 unidades	Equivalente en Unidades de Interés Social	Equivalente en Ingresos Millones $
Prosavi-Progresiva	26,878	18,081	5,032.0
Interés Social	74,909	74,909	20,847.5
Tipo Medio	7,690	15,308	4,260.3
Residencia	3,769	23,073	6,421.3
TOTAL	113,246	131,371	36,561.1

Y se encuentra distribuida geográficamente de la siguiente manera:

	Unidades	%
Valle de México	52,045	46.0
Quintana Roo	20,770	18.3
Morelos	6,272	5.5
Baja California	6,144	5.4
Toluca, Edo. Mex	5,494	4.9
Veracruz	4,308	3.8
Guanajuato	3,225	2.9
Puebla	3,146	2.8
Sonora	2,822	2.5
Michoacán	2,303	2.0
Nuevo León	2,198	1.9
Jalisco	1,565	1.4
Chihuahua	1,544	1.4
Querétaro	785	0.7
Distrito Federal	411	0.4
Guerrero	126	0.1
Sinaloa	48	0.0
Tabasco	40	0.0
T O T A L	113,246	100.0

Capacidad Instalada

Nuestra integración vertical nos permite generar importantes economías de escala. Es conveniente recordar que contamos con la capacidad instalada para producir la totalidad de nuestros requerimientos de concreto, lo que ubica a la compañía como uno de los cuatro principales productores de concreto en México.

Al 30 de septiembre de 2004 el rubro de inmuebles, planta y equipo suma un total de $ 510.6 millones de pesos mostrando un decremento del 5.0% con respecto al 30 de septiembre de 2003. La inversión neta en maquinaria y equipo fue de $ 76.2 millones de pesos y representa el 1.0% del total de activos. Este rubro incluye la planta de mantenimiento de maquinaria y cimbra (COMACI). Adicionalmente incluye áreas comerciales para el beneficio de nuestros clientes. Dichas áreas comerciales son llevadas a cabo por Promotora y Desarrolladora de Centros Comerciales S.A. de C.V. (PDCC), subsidiaria de Consorcio ARA. El 11 de noviembre 2003, se firmó un convenio marco de coinversión (50% / 50%) con ONAPP México Retail, LLC. para el desarrollo y operación de centros comerciales. El convenio contempla inversiones por cerca de 100 millones de dólares en los próximos cuatro años.

Proveedores
Como apoyo a nuestros proveedores, nos integramos al programa de Cadenas Productivas de Nacional Financiera (Nafinsa) en donde podrán acceder a diversos servicios financieros al amparo de la relación comercial que mantenemos con ellos.
Los proveedores ascienden a $ 130.2 millones de pesos al tercer trimestre de 2004, con una rotación de 18 días, en comparación con el registrado al tercer trimestre de 2003 por la cantidad de $ 127.1 millones de pesos significando un incremento del 2.4%.

Deudas a CP y LP
Registramos deuda de Corto Plazo y Largo Plazo al 30 de septiembre de 2004 por un total de $ 107.7 millones de pesos derivado básicamente de contratos de arrendamiento financiero pactados para la compra de maquinaria y equipo de los cuales $ 35.9 millones corresponden a deuda de corto plazo.
Mantenemos una deuda con costo a capital contable de 2.7%; una deuda con costo a activo total de 1.8% y una deuda con costo a efectivo e inversiones temporales de 12.2%.

Asimismo, contamos con líneas de crédito vigentes con diversas instituciones financieras por un monto total de $ 1,396.3 millones. El pasivo total a capital contable es de 0.51 veces mostrando una estructura financiera sana.

Impuestos Diferidos
Sobre la base del principio contable D-4, los pasivos diferidos al 30 de septiembre de 2004 ascendieron a un total de $ 1,762.9 millones. Por este motivo el apalancamiento, calculado como total del pasivo a total de activo se ubica en 33.9%, si no tomáramos en cuenta estos pasivos diferidos el apalancamiento sería del 11.5%.

Capital Contable
El Capital Contable de Consorcio ARA creció 13.1% alcanzando los $ 5,209.6 millones de pesos al 30 de septiembre de 2004 provocado por el nivel de utilidad neta registrada en el periodo.

Políticas de Tesorería
Consorcio ARA ha implementado una serie de políticas y procedimientos que tienen como objetivos asegurar la correcta administración del flujo de efectivo de cada una de las subsidiarias de manera centralizada.
Mantenemos un control estricto sobre la inversión de los excedentes de tesorería invirtiéndolos en instrumentos de alta calidad crediticia. Contamos con eficientes procesos de escrituración y cobranza apegados a estrictas políticas que regulan la operación.
Los pagos a proveedores de bienes y servicios se realizan bajo procedimientos y controles efectivos que nos aseguran cubrir de manera oportuna los compromisos económicos adquiridos con ellos haciendo énfasis en el control de la salida de efectivo.

BALANCE GENERAL al 30 de SEPTIEMBRE 2004.

	SEPT. 2004 Mill.de Pesos	SEPT. 2003 Mill.de Pesos	SEPT. 2002 Mill.de Pesos
Activo Total	7,882.2	6,988.4	5,949.7
Activo Circulante	7,281.4	6,450.9	5,442.2
Efectivo e Inv. Temporales	1,137.8	1,193.0	708.0
Cuentas por Cobrar	1,244.1	1,130.0	1,381.6
Inventarios	4,760.7	4,011.6	3,186.4
Otros Activos Circulantes	138.8	116.3	166.2
Activos Fijos	600.8	537.5	507.5
Documento por cobrar a asoc.	81.0	-	-
Inmuebles y Equipo	510.6	537.5	501.8
Part. en Asoc.y Fideicomiso	9.2	-	5.7
Pasivo Total	2,672.6	2,381.5	2,219.0
Pasivo Circulante	822.7	755.7	806.0
Cuentas por Pagar	130.2	127.1	170.9
Créditos Bancarios	-	-	172.7
Arrendamiento Financiero	35.9	22.4	-
Impuestos	37.6	50.1	17.5
Otros Pasivos Circulantes	619.0	556.1	444.9
Pasivo a Largo Plazo	87.0	53.5	23.5
Otros créditos	15.2	0.0	0.0
Arrendamiento Financiero	71.8	53.5	23.5
Pasivos Diferidos	1,762.9	1,572.3	1,389.5
ISR Diferido	1,762.9	1,572.3	1,389.5
Capital Contable	5,209.6	4,606.9	3,730.7

Perspectivas y Tendencias
A partir del 2000, el Gobierno Federal estableció un ambicioso plan de construcción de viviendas para los próximos 6 años teniendo como meta la edificación de viviendas para el 2006, en donde el Infonavit, la Sociedad Hipotecaria Federal (SHF) y Fovissste juegan un papel importante. La participación, en aumento, de las Sociedades Financieras de Objeto Limitado y de la Banca, se reflejará en un mayor crecimiento al financiamiento de vivienda de tipo medio y residencial.

La evolución de las tasas de interés ha sido determinante para el crecimiento del sector. La disminución de las tasas interés de los créditos hipotecarios permiten acceder a segmentos de la población que aspiran contar con una vivienda de mayor valor a la que podrían acceder a través del financiamiento existente con anterioridad.

Tenemos una fuerte presencia en el área metropolitana del Valle de México, la franja norte con las maquiladoras y el sureste turístico del país donde se desarrollarán importantes proyectos de vivienda de interés social y tipo medio. Se continuará el énfasis de nuestra presencia en las regiones con evidente y prometedor desarrollo económico.

Backlog
Como parte importante en la operación de la empresa, mantenemos un backlog por 24,535 unidades, lo que representa un incremento del 14.1% en comparación con el año anterior, principalmente en los segmentos de Infonavit y la SHF. Esto

CONSORCIO ARA, S. A. DE C. V. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS PERIODOS COMPRENDIDOS DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2004 Y 2003.
(EN MILES DE PESOS DE PODER ADQUISITIVO DEL 30 DE SEPTIEMBRE DE 2004)

1. ACTIVIDADES

CONSORCIO ARA, S. A. DE C. V. Y SUBSIDIARIAS (LA "COMPAÑÍA"), SE DEDICAN PRINCIPALMENTE A LA COMPRA DE TERRENOS, EL DISEÑO DE DESARROLLOS HABITACIONALES TANTO DE INTERÉS SOCIAL, MEDIO Y RESIDENCIAL, ASÍ COMO A LA CONSTRUCCIÓN, PROMOCIÓN Y COMERCIALIZACIÓN DE LOS MISMOS Y COMO CONSTRUCTOR EN DESARROLLOS INDUSTRIALES Y TURÍSTICOS. ASÍ COMO AL ARRENDAMIENTO DE CENTROS COMERCIALES, UNICENTROS Y MINICENTROS.

2. BASES DE PRESENTACIÓN

A. CONSOLIDACIÓN DE ESTADOS FINANCIEROS - LOS ESTADOS FINANCIEROS CONSOLIDADOS INCLUYEN LOS DE CONSORCIO ARA, S. A. DE C. V.(ARA) Y LOS DE SUS SUBSIDIARIAS, CUYA PARTICIPACIÓN ACCIONARIA EN SU CAPITAL SOCIAL SE MUESTRA A CONTINUACIÓN. LOS SALDOS Y OPERACIONES INTERCOMPAÑÍAS IMPORTANTES, HAN SIDO ELIMINADOS EN ESTOS ESTADOS FINANCIEROS CONSOLIDADOS.

GRUPO O SUBSIDIARIAS	PARTICIPACIÓN
CONSORCIO DE INGENIERÍA INTEGRAL, S. A. DE C. V. (CIISA)	99.6%
PROYECTOS URBANOS ECOLÓGICOS, S. A. DE C. V. (PUESA)	99.9%
CONSTRUCTORA Y URBANIZADORA ARA, S. A. DE C. V. (CUARA)	99.9%
INMOBILIARIA ACRE, S. A. DE C. V. (ACRE)	99.1%
ASESORÍA TÉCNICA Y ADMINISTRATIVA GAVI, S. A. DE C. V.(GAVI)	99.9%
COMERCIALIZACIÓN Y VENTAS, S. A. (COVENSA)	98.0%
PROMOTORA Y DESARROLLADORA DE CENTROS COMERCIALES, S. A. DE C. V.(PDCC)	99.9%

LA COMPAÑIA CONSTITUYÓ A PDCC CON UNA PARTICIPACIÓN DEL 99.9% QUIEN A SU VEZ CONSOLIDA CON OTRAS SUBSIDIARIAS DE QUIENES POSEE EL 99.9% DE LAS ACCIONES. DICHAS COMPAÑÍAS SON: OPERADORA DE UNICENTROS Y LOCALES COMERCIALES, S. A. DE C. V. Y COMPLEJO DE COMERCIO LAS AMÉRICAS, S. A. DE C. V. QUIENES SE DEDICAN AL ARRENDAMIENTO DE CENTROS COMERCIALES, ASÍ COMO UNICENTROS Y MINICENTROS, DE LOS CUALES SE PLANEA SU CONSTRUCCIÓN DESDE EL INICIO DE LOS DESARROLLOS HABITACIONALES. EL 11 DE NOVIEMBRE DE 2003 PDCC CELEBRÓ UN CONTRATO DENOMINADO "FRAMEWORK AGREEMENT" EN EL QUE SE ESTABLECEN LOS LINEAMIENTOS A SEGUIR PARA LLEVAR A CABO COINVERSIÓN EN FUTUROS PROYECTOS DE CONSTRUCCIÓN Y OPERACIÓN DE CENTROS COMERCIALES.

B.UTILIDAD INTEGRAL - LA UTILIDAD INTEGRAL QUE SE PRESENTA EN LOS ESTADOS DE VARIACIONES EN EL CAPITAL CONTABLE ADJUNTOS,ES LA MODIFICACIÓN DEL CAPITAL CONTABLE DURANTE EL EJERCICIO POR CONCEPTOS QUE NO SON DISTRIBUCIONES A LOS ACCIONISTAS O MOVIMIENTOS DEL CAPITAL CONTRIBUIDO; SE INTEGRA POR LA UTILIDAD NETA DEL EJERCICIO MÁS OTRAS PARTIDAS QUE REPRESENTAN UNA GANANCIA O PÉRDIDA DEL MISMO PERIODO, QUE DE CONFORMIDAD CON LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS EN MÉXICO SE PRESENTAN DIRECTAMENTE EN EL CAPITAL CONTABLE, SIN AFECTAR EL ESTADO DE RESULTADOS. EN 2004 Y 2003, LAS OTRAS PARTIDAS DE LA UTILIDAD INTEGRAL ESTÁN REPRESENTADAS POR LA(INSUFICIENCIA), EN LA ACTUALIZACIÓN DEL CAPITAL CONTABLE Y POR EL RESULTADO DE LA INVERSIÓN DE LOS ACCIONISTAS

MINORITARIOS.

3. RESUMEN DE LAS PRINCIPALES POLÍTICAS CONTABLES

LAS POLÍTICAS CONTABLES DE LA COMPAÑÍA ESTÁN DE ACUERDO CON LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS EN MÉXICO, LOS CUALES REQUIEREN QUE LA ADMINISTRACIÓN DE LA COMPAÑÍA EFECTÚE CIERTAS ESTIMACIONES Y UTILICE DETERMINADOS SUPUESTOS PARA VALUAR ALGUNAS DE LAS PARTIDAS DE LOS ESTADOS FINANCIEROS Y PARA EFECTUAR LAS REVELACIONES QUE SE REQUIEREN EN LOS MISMOS. AUN CUANDO LOS RESULTADOS REALES PUEDEN DIFERIR DE DICHAS ESTIMACIONES, LA ADMINISTRACIÓN DE LA COMPAÑÍA CONSIDERA QUE LAS ESTIMACIONES Y SUPUESTOS UTILIZADOS FUERON LOS ADECUADOS EN LAS CIRCUNSTANCIAS. LAS PRINCIPALES POLÍTICAS CONTABLES SEGUIDAS POR LA COMPAÑÍA SON LAS SIGUIENTES:

A. RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACIÓN - LA COMPAÑÍA ACTUALIZA SUS ESTADOS FINANCIEROS EN TÉRMINOS DE PESOS DE PODER ADQUISITIVO DE LA FECHA DEL ÚLTIMO BALANCE GENERAL QUE SE PRESENTA, RECONOCIENDO ASÍ LOS EFECTOS DE LA INFLACIÓN EN LA INFORMACIÓN FINANCIERA. EN CONSECUENCIA, LOS ESTADOS FINANCIEROS DEL PERIODO ANTERIOR QUE SE PRESENTAN, TAMBIÉN HAN SIDO ACTUALIZADOS EN TÉRMINOS DEL MISMO PODER ADQUISITIVO Y SUS CIFRAS DIFIEREN DE LAS ORIGINALMENTE PRESENTADAS QUE ESTABAN EN PESOS DE PODER ADQUISITIVO DEL CIERRE DEL PERIODO ANTERIOR. CONSECUENTEMENTE, LAS CIFRAS DE LOS ESTADOS FINANCIEROS ADJUNTOS SON COMPARABLES, AL ESTAR TODAS EXPRESADAS EN PESOS CONSTANTES.

B. INVERSIONES TEMPORALES - SE VALÚAN AL COSTO DE ADQUISICIÓN, MÁS RENDIMIENTOS DEVENGADOS O A SU VALOR NETO DE REALIZACIÓN ESTIMADO, EL QUE SEA MENOR.

C. INVENTARIOS:

1. LAS OBRAS EN PROCESO Y MATERIALES PARA CONSTRUCCIÓN, SE VALÚAN A SU COSTO DE ADQUISICIÓN Y SE ACTUALIZAN UTILIZANDO UN ÍNDICE DE INFLACIÓN INTERNO CONFORME A LOS INSUMOS DE LOS MATERIALES DE CONSTRUCCIÓN. EL SALDO DE ESTA CUENTA REPRESENTA EL AVANCE DE OBRA EN FUNCIÓN AL COSTO REAL INCURRIDO.

2. LOS TERRENOS EN PROCESO Y LA RESERVA TERRITORIAL PARA FUTURAS CONSTRUCCIONES SE VALÚAN A SU COSTO DE ADQUISICIÓN Y SE ACTUALIZAN A SU VALOR DE REPOSICIÓN DETERMINADO POR PERITOS INDEPENDIENTES.

D. INVERSIÓN EN COMPAÑÍA ASOCIADA - LA INVERSIÓN EN ASOCIADA EN LA CUAL LA COMPAÑÍA TIENE INFLUENCIA SIGNIFICATIVA, PERO NO TIENE CONTROL, SE REGISTRA UTILIZANDO EL MÉTODO DE PARTICIPACIÓN, QUE INCLUYE EL COSTO MÁS LA PARTICIPACIÓN DE LA COMPAÑÍA EN LAS UTILIDADES (PÉRDIDAS) NO DISTRIBUIDAS POSTERIORES A LA ADQUISICIÓN Y LA ACTUALIZACIÓN DEL CAPITAL CONTABLE. ESTA ACTUALIZACIÓN ES INHERENTE AL MÉTODO DE PARTICIPACIÓN, YA QUE LOS ESTADOS FINANCIEROS DE LA EMPRESA EN LA QUE SE REALIZA LA INVERSIÓN TAMBIÉN SE PREPARAN CONFORME AL BOLETÍN B-10.

E. INMUEBLES, MAQUINARIA Y EQUIPO - SE REGISTRAN AL COSTO DE ADQUISICIÓN, Y SE ACTUALIZAN APLICANDO FACTORES DERIVADOS DEL ÍNDICE NACIONAL DE PRECIOS AL CONSUMIDOR ("INPC"). LA DEPRECIACIÓN SE CALCULA CONFORME AL MÉTODO DE LÍNEA RECTA, CON BASE EN LA VIDA ÚTIL REMANENTE DE LOS ACTIVOS, COMO SIGUE:

	AÑOS PROMEDIO 2004	2003
EDIFICIO EN CONDOMINIO	30	31
EDIFICIO PARA ARRENDAMIENTO	20	20
MAQUINARIA Y EQUIPO	10 A 11	9 A 11
EQUIPO DE TRANSPORTE	4	4
MOBILIARIO Y EQUIPO DE OFICINA	6 A 9	6 A 9

F. OBLIGACIONES LABORALES AL RETIRO - EL PASIVO POR PRIMAS DE ANTIGÜEDAD Y EL PLAN PENSIONES, SE RECONOCEN COMO COSTO DURANTE LOS AÑOS DE SERVICIO DEL PERSONAL. EL PASIVO POR ESTAS OBLIGACIONES Y SU COSTO SE CALCULAN POR ACTUARIOS INDEPENDIENTES CON BASE EN EL MÉTODO DE CRÉDITO UNITARIO PROYECTADO UTILIZANDO TASAS DE INTERÉS REALES. POR LO TANTO, SE ESTÁ RECONOCIENDO EL PASIVO QUE A VALOR PRESENTE, SE ESTIMA CUBRIRÁ LA OBLIGACIÓN POR ESTOS BENEFICIOS A LA FECHA ESTIMADA DE RETIRO DEL CONJUNTO DE EMPLEADOS QUE LABORA EN LA COMPAÑÍA. LAS INDEMNIZACIONES SE CARGAN A LOS RESULTADOS CUANDO SE TOMA LA DECISIÓN DE PAGARLAS.

G. RECONOCIMIENTO DE INGRESOS Y COSTOS - LA COMPAÑÍA UTILIZA EL MÉTODO DE PORCIENTO DE AVANCE DE OBRA EJECUTADA PARA RECONOCER LOS INGRESOS Y COSTOS EN LAS ACTIVIDADES QUE REALIZA COMO PROMOTOR Y CONTRATISTA, MEDIANTE EL CUAL LOS INGRESOS ESPERADOS REPRESENTADOS POR EL PRECIO DE VENTA DE LAS VIVIENDAS, SON MULTIPLICADOS POR EL PORCIENTO DE AVANCE DE OBRA EJECUTADA, AL RESULTADO OBTENIDO SE LE APLICA EL PORCENTAJE DE COSTO ESPERADO EN CADA DESARROLLO, LA DIFERENCIA ENTRE INGRESO Y EL COSTO ASÍ OBTENIDO, CONSTITUYE EL RESULTADO BRUTO ACUMULADO. DE LOS RESULTADOS OBTENIDOS SE DISMINUIRÁN, EN SU CASO, LOS INGRESOS Y COSTOS RECONOCIDOS EN EJERCICIOS ANTERIORES PARA OBTENER LOS INGRESOS Y COSTOS DEL PERIODO A RECONOCER EN EL ESTADO DE RESULTADOS. EL MÉTODO DE PORCIENTO DE AVANCE DE OBRA EJECUTADA SE APLICA CUANDO SE HAYAN CUMPLIDO CON LAS SIGUIENTES CONDICIONES:

- EL CLIENTE HA ENTREGADO SU ENGANCHE (SI SE REQUIERE).
- EL CLIENTE HA FIRMADO EL CONTRATO DE COMPRA-VENTA RESPECTIVO, Y
- EL CLIENTE HA PRESENTADO TODA LA DOCUMENTACIÓN OFICIAL CORRESPONDIENTE QUE SE REQUIERE PARA OBTENER UN CRÉDITO (I) EN EL CASO DE VENTAS FINANCIADAS POR EL INSTITUTO NACIONAL DEL FONDO PARA LA VIVIENDA DE LOS TRABAJADORES (INFONAVIT) Y POR EL FONDO DE LA VIVIENDA DEL INSTITUTO DE SEGURIDAD Y SERVICIOS SOCIALES DE LOS TRABAJADORES DEL ESTADO (FOVISSSTE), EL COMPRADOR NECESITA OBTENER LA CALIFICACIÓN MÍNIMA APROBATORIA REQUERIDA; (II) EL CLIENTE HA OBTENIDO DE LA INSTITUCIÓN BANCARIA Y/O DE LA SOCIEDAD HIPOTECARIA FEDERAL (SHF) LA ASIGNACIÓN DE SU CRÉDITO, PARA LA ADQUISICIÓN DE LA VIVIENDA; (III), (A) CUANDO EL COMPRADOR ADQUIERE EL TERRENO DE LA COMPAÑÍA, PRIMERO ES ESCRITURADO Y (B) OBTIENE UN PRÉSTAMO DE UNA INSTITUCIÓN BANCARIA PARA LA CONSTRUCCIÓN COMPLETA DE LA CASA Y EL BANCO COMIENZA A SUMINISTRAR ANTICIPOS A LA COMPAÑÍA EN BASE AL AVANCE DE OBRA EFECTUADA Y (IV) PROGRAMA ESPECIAL DE CRÉDITOS Y SUBSIDIOS A LA VIVIENDA (PROSAVI) SE REQUIERE QUE EL CLIENTE ABONE COMO ENGANCHE MÍNIMO EL 10% DEL VALOR DE LA VIVIENDA; OBTENIENDO LA

AUTORIZACIÓN DEL CRÉDITO QUE OTORGARÁ LA SHF A TRAVÉS DE LA BANCA MÚLTIPLE Y/O LAS SOCIEDADES FINANCIERAS DE OBJETO LIMITADO, A TRAVÉS DE UNA SUBASTA. DICHO PROGRAMA FUE CREADO CON EL GOBIERNO FEDERAL OTORGANDO UN SUBSIDIO POR MEDIO DE LA SECRETARÍA DE HACIENDA Y CRÉDITO PÚBLICO DEL 20% DEL VALOR DE LA VIVIENDA, PARA ASIGNAR VIVIENDAS A PERSONAS QUE TENGAN INGRESOS DE HASTA 3 SALARIOS MÍNIMOS MENSUALES DEL DISTRITO FEDERAL.

LA COMPAÑÍA UTILIZA EL MÉTODO DE PORCIENTO DE AVANCE DE OBRA EJECUTADA PARA LOS COSTOS E INGRESOS INCURRIDOS EN LAS ACTIVIDADES QUE REALIZA COMO CONTRATISTA, DE ACUERDO A LOS CONTRATOS QUE EFECTÚE.

LOS COSTOS DE LOS CONTRATOS INCLUYEN TODOS LOS MATERIALES DIRECTOS, MANO DE OBRA Y TODOS LOS COSTOS INDIRECTOS RELACIONADOS CON EL DESARROLLO DE LOS PROYECTOS, TALES COMO MANO DE OBRA INDIRECTA, COMPRAS, EQUIPO, REPARACIONES Y DEPRECIACIÓN. LOS GASTOS GENERALES Y DE ADMINISTRACIÓN SON CARGADOS A RESULTADOS CUANDO SE INCURREN. LAS PROVISIONES PARA PÉRDIDAS EN ESTIMACIONES O CONTRATOS NO TERMINADOS SON RECONOCIDAS EN EL PERIODO EN QUE SON DETERMINADAS.

LOS INGRESOS POR ARRENDAMIENTO DE CENTROS COMERCIALES, UNICENTROS Y MINICENTROS SE RECONOCEN CONFORME SE DEVENGAN (VER NOTA 19).

H. IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO Y PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES - EL IMPUESTO SOBRE LA RENTA (ISR) Y LA PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES (PTU), SE REGISTRAN EN LOS RESULTADOS DEL AÑO EN QUE SE CAUSAN, Y SE RECONOCE EL ISR DIFERIDO PROVENIENTE DE LAS DIFERENCIAS TEMPORALES QUE RESULTAN DE LA COMPARACIÓN DE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS, Y EN SU CASO, SE INCLUYE EL BENEFICIO DE LAS PÉRDIDAS FISCALES POR AMORTIZAR. EL ISR DIFERIDO ACTIVO, SE REGISTRA SÓLO CUANDO EXISTE ALTA PROBABILIDAD DE QUE PUEDA RECUPERARSE. SE RECONOCE LA PTU DIFERIDA PROVENIENTE DE LAS DIFERENCIAS TEMPORALES ENTRE EL RESULTADO CONTABLE Y LA RENTA GRAVABLE, SÓLO CUANDO SE PUEDA PRESUMIR RAZONABLEMENTE QUE VAN PROVOCAR UN PASIVO O BENEFICIO, Y NO EXISTA ALGÚN INDICIO DE QUE VAYA A CAMBIAR ESA SITUACIÓN, DE TAL MANERA QUE LOS PASIVOS O LOS BENEFICIOS NO SE MATERIALICEN.

EL IMPUESTO AL ACTIVO (IMPAC) PAGADO QUE SE ESPERA RECUPERAR, SE REGISTRA COMO UN ANTICIPO DE ISR Y SE PRESENTA EN EL BALANCE GENERAL DISMINUYENDO EL PASIVO POR ISR DIFERIDO.

I. OPERACIONES EN MONEDA EXTRANJERA - LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN AL TIPO DE CAMBIO VIGENTE A LA FECHA DE SU CELEBRACIÓN. LOS ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA SE VALÚAN EN MONEDA NACIONAL AL TIPO DE CAMBIO VIGENTE A LA FECHA DE LOS ESTADOS FINANCIEROS. LAS FLUCTUACIONES CAMBIARIAS SE REGISTRAN EN LOS RESULTADOS.

J. INSUFICIENCIA EN LA ACTUALIZACIÓN DEL CAPITAL CONTABLE - SE INTEGRA DEL RESULTADO POR POSICIÓN MONETARIA ACUMULADO HASTA LA PRIMERA ACTUALIZACIÓN Y LA PÉRDIDA POR TENENCIA DE ACTIVOS NO MONETARIOS QUE REPRESENTA EL CAMBIO EN EL NIVEL ESPECÍFICO DE PRECIOS DE LOS TERRENOS QUE SE INCREMENTÓ POR DEBAJO DE LA INFLACIÓN.

K. RESULTADO POR POSICIÓN MONETARIA - EL RESULTADO POR POSICIÓN MONETARIA, QUE REPRESENTA LA EROSIÓN DEL PODER ADQUISITIVO DE LAS PARTIDAS MONETARIAS ORIGINADA POR LA INFLACIÓN, SE CALCULA APLICANDO FACTORES DERIVADOS DEL INPC A LA POSICIÓN MONETARIA NETA MENSUAL. LA PÉRDIDA SE ORIGINA DE MANTENER UNA POSICIÓN MONETARIA ACTIVA NETA.

L. UTILIDAD POR ACCIÓN - LA UTILIDAD BÁSICA POR ACCIÓN ORDINARIA SE CALCULA DIVIDIENDO LA UTILIDAD NETA MAYORITARIA ENTRE EL PROMEDIO PONDERADO DE ACCIONES ORDINARIAS EN CIRCULACIÓN DURANTE EL EJERCICIO.

4. INVERSIONES TEMPORALES Y EFECTIVO

	2004	2003
INVERSIONES TEMPORALES	$1,013,760	$1,157,136
EFECTIVO	124,032	35,859
	$1,137,792	$1,192,995

5. CLIENTES

	2004	2003
COMO PROMOTOR:		
CLIENTES POR AVANCE DE OBRA	$1,254,904	$1,141,618
COMO CONTRATISTA:		
ESTIMACIONES POR COBRAR	1,758	986
	1,256,662	1,142,604
ESTIMACIÓN PARA CUENTAS DE COBRO DUDOSO	(185)	(582)
ESTIMACIÓN PARA CANCELACIÓN DE CONTRATOS	(12,376)	(12,056)
	$1,244,101	$1,129,966

6. INVENTARIOS

A. LOS INVENTARIOS SE ANALIZAN COMO SIGUE:

	2004	2003
OBRAS EN PROCESO	$1,826,076	$1,401,669
TERRENOS EN PROCESO DE DESARROLLO	1,058,238	1,056,652
TERRENOS PARA FUTURAS CONSTRUCCIONES	1,066,464	935,290
ALMACEN DE MATERIALES PARA CONSTRUCCIÓN	128,649	122,289
ANTICIPO A PROVEEDORES	327,305	198,390
	4,406,732	3,714,290
TERRENO PARA FUTURAS CONSTRUCCIONES DE MÁS DE DOS AÑOS	353,952	297,373
	$4,760,684	$4,011,663

B. LA COMPAÑÍA SIGUE LA POLÍTICA DE LOCALIZAR Y ADQUIRIR TERRENOS CADA AÑO, TENIENDO COMO OBJETIVO QUE LOS TERRENOS PARA FUTURAS CONSTRUCCIONES PUEDAN TENER UN PERIODO DE CONSTRUCCIÓN Y DESARROLLO DE VIVIENDAS, CLASIFICANDO DENTRO DEL CORTO PLAZO AQUELLOS TERRENOS QUE ACTUALMENTE SE ESTÁN DESARROLLANDO O QUE SE ESTIMA SE VAN A DESARROLLAR DENTRO DEL SIGUIENTE AÑO Y A LARGO PLAZO AQUELLOS TERRENOS POR LOS CUALES AÚN NO EXISTEN PLANES PARA SU DESARROLLO.

7. OTROS ACTIVOS

	2004	2003
OTRAS CUENTAS POR COBRAR	$ 10,819	$ 28,309
IMPUESTOS POR RECUPERAR (PRINCIPALMENTE IVA E IMPAC)	19,940	31,886
PAGOS ANTICIPADOS	12,871	16,032
DEPÓSITOS EN GARANTÍA	54,203	40,079
	$ 97,833	$ 116,306

8. INVERSIÓN EN COMPAÑÍAS ASOCIADAS

	2004	2003	PARTICIPACIÓN
HABITANIA MONTES DE OCA, S. A. DE C. V. (1)	$ 5,400	$ -	33.33%
CENTRO SAN MIGUEL, S. DE R. L. (2)	3,797	-	50.00%
	$ 9,197	$ -	

(1) LA COMPAÑÍA REALIZÓ EL 9 DE SEPTIEMBRE DE 2004 ESTA INVERSIÓN QUE TIENE COMO PRINCIPAL OBJETO, LA PLANEACIÓN, DESARROLLO, CONSTRUCCIÓN Y PROMOCIÓN DE UN CONDOMINIO QUE CONSTA DE 44 DEPARTAMENTOS, Y SE REGISTRA UTILIZANDO EL MÉTODO DE PARTICIPACIÓN.

(2) A PARTIR DEL 24 DE DICIEMBRE DE 2003, ESTA INVERSIÓN SE REGISTRA UTILIZANDO EL MÉTODO DE PARTICIPACIÓN.

9. INMUEBLES, MAQUINARIA Y EQUIPO

	2004	2003
EDIFICIO EN CONDOMINIO	$ 58,678	$ 36,302
EDIFICIO PARA ARRENDAMIENTO	36,593	149,338
MAQUINARIA Y EQUIPO	477,146	454,788
EQUIPO DE TRANSPORTE	62,906	74,338
MOBILIARIO Y EQUIPO DE OFICINA	48,787	46,649
	684,110	761,415
DEPRECIACIÓN ACUMULADA	(335,285)	(318,191)
	348,825	443,224
TERRENO	29,144	25,460
CONSTRUCCIÓN EN PROCESO	10,258	10,491
	$ 388,227	$ 479,175

EQUIPOS ADQUIRIDOS MEDIANTE CONTRATOS DE ARRENDAMIENTO FINANCIERO:

MAQUINARIA Y EQUIPO	117,886	52,228
EQUIPO DE TRANSPORTE	38,468	23,648
MOBILIARIO Y EQUIPO DE OFICINA	657	-
DEPRECIACIÓN ACUMULADA	(34,653)	(17,536)
	122,358	58,340
	$ 510,585	$ 537,515

10. SALDOS CON COMPAÑÍA ASOCIADA

	2004	2003
DOCUMENTOS POR COBRAR A CENTRO SAN MIGUEL, S. DE R. L. (1)	$ 81,020	$ -
OTRAS CUENTAS POR COBRAR A CENTRO REGIONAL LAS AMERICAS, S. DE R. L.	20,100	-
OTRAS CUENTAS POR COBRAR A CENTRO SAN MIGUEL, S. DE R. L. (2)	20,088	-
OTRAS CUENTAS POR COBRAR	828	-
	122,036	-
PORCIÓN CIRCULANTE	(41,016)	-
	$ 81,020	$ -

(1) EL DOCUMENTO POR COBRAR TIENE UNA TASA DEL 18% ANUAL CON VENCIMIENTO EL 23 DE DICIEMBRE DE 2013 CON AMORTIZACIONES DE CAPITAL E INTERESES AL VENCIMIENTO.
(2) LA CUENTA POR COBRAR TIENE UNA TASA DEL 21% ANUAL CON VIGENCIA INDETERMINADA

11. INSTITUCIONES DE CRÉDITO

LA COMPAÑÍA CUENTA CON LÍNEAS DE CRÉDITO VIGENTES CON DIVERSAS INSTITUCIONES FINANCIERAS POR UN TOTAL DE APROXIMADAMENTE $1,396,300.

12. IMPUESTOS Y GASTOS ACUMULADOS

	2004	2003
IMPUESTOS, EXCEPTO IMPUESTO SOBRE LA RENTA E IMPUESTO AL ACTIVO	$ 21,167	$ 21,577
GASTOS ACUMULADOS	231,871	91,547
INTERESES POR PAGAR	-	-
FONDOS RETENIDOS EN GARANTÍA	75,968	64,532
ANTICIPOS DE CLIENTES	289,948	378,473
	618,954	556,129
PORCIÓN CIRCULANTE DE ARRENDAMIENTO FINANCIERO	35,916	22,356
	$ 654,870	$ 578,485

13. PASIVO A LARGO PLAZO

A. ARRENDAMIETNO FINANCIERO

- OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO FINANCIERO DE EQUIPO QUE TIENEN TASAS QUE VAN DEL 7.35% AL 10.38% DE INTERÉS ANUAL AL 30 DE SEPTIEMBRE DE 2004.

- AL 30 DE SEPTIEMBRE DE 2004, LOS COMPROMISOS MÍNIMOS DE PAGO POR ARRENDAMIENTOS CAPITALIZABLES SON:

ACREEDORES POR CONTRATOS DE ARRENDAMIENTO	$ 109,450
INTERESES NO DEVENGADOS	(1,690)
VALOR PRESENTE DE LAS OBLIGACIONES	107,760
PORCIÓN CIRCULANTE DE LAS OBLIGACIONES	(35,916)
PORCIÓN A LARGO PLAZO DE ARRENDAMIENTO CAPITALIZABLE	$ 71,844

EL PASIVO POR CONTRATOS DE ARRENDAMIENTO CAPITALIZABLE VENCE COMO SIGUE:

AÑO QUE TERMINARÁ EL 30 DE SEPTIEMBRE DE	
2005	$ 37,097
2006	25,908
2007	8,839
	$ 71,844

14. CAPITAL CONTABLE

A. EL CAPITAL CONTABLE DE LA COMPAÑÍA AL 30 DE SEPTIEMBRE DE 2004, SE ANALIZA COMO SIGUE:

	NÚMERO DE ACCIONES	VALOR NOMINAL	EFECTOS DE ACTUALIZACIÓN.	TOTAL
CAPITAL SOCIAL:				
CAPITAL FIJO SERIE ÚNICA	328,122,074	$ 437,498	$ 500,714	$ 938,212
PRIMA EN SUSCRIPCIÓN DE ACCIONES		220,279	279,075	499,354
RESERVA PARA LA ADQUISICIÓN DE ACCIONES PROPIAS		47,513	38,844	86,357
PRIMA EN RECOLOCACIÓN DE ACCIONES RECOMPRADAS		17,523	3,986	21,509
UTILIDADES RETENIDAS		3,977,821	668,053	4,645,874
INSUFICIENCIA EN LA ACTUALIZACIÓN DEL CAPITAL CONTABLE		-	(181,989)	(181,989)
EFECTO ACUMULADO DE ISR DIFERIDO		(634,037)	(185,374)	(819,411)
INTERÉS MINORITARIO EN SUBSIDIARIAS CONSOLIDADAS		18,346	1,384	19,730
TOTAL	328,122,074	$4,084,943	$1,124,693	$5,209,636

B. DE ACUERDO CON LA RESOLUCIÓN ADOPTADA EN LA ASAMBLEA GENERAL ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS DE CONSORCIO ARA, S. A. DE C. V., SE RESOLVIÓ DESTINAR HASTA UN 20% DEL CAPITAL CONTABLE A LA COMPRA DE ACCIONES PROPIAS EN TÉRMINO DE LO PREVISTO EN EL ARTÍCULO 14 BIS 3, FRACCIÓN I DE LA LEY DE MERCADO DE VALORES.

C. EL CAPITAL SOCIAL AL 30 DE SEPTIEMBRE DE 2004 Y 2003 ESTA REPRESENTANDO POR 328,211,874 ACCIONES ORDINARIAS NOMINATIVAS, SIN EXPRESIÓN DE VALOR NOMINAL, SERIE ÚNICA, DE SUSCRIPCIÓN LIBRE, ÍNTEGRAMENTE SUSCRITAS Y PAGADAS.

D. DURANTE EL EJERCICIO DE 2004 Y 2003, LA COMPAÑÍA EFECTUÓ OPERACIONES DE COMPRA Y VENTA DE ACCIONES PROPIAS Y POR LAS CUALES GENERÓ UNA UTILIDAD DE $2,061 Y $1,310 RESPECTIVAMENTE.

AL 30 DE SEPTIEMBRE DE 2004, LA COMPAÑÍA TENÍA 89,800 ACCIONES RECOMPRADAS, LAS CUALES ESTABAN PENDIENTES DE COLOCARSE A ESA FECHA. EL VALOR DE MERCADO DE LAS ACCIONES AL 30 DE SEPTIEMBRE DE 2004 FUE DE $32.50 POR ACCIÓN.

E. LAS UTILIDADES RETENIDAS INCLUYEN LA RESERVA LEGAL. DE ACUERDO CON LA LEY GENERAL DE SOCIEDADES MERCANTILES, DE LAS UTILIDADES NETAS DEL EJERCICIO DEBEN SEPARARSE UN 5% COMO MÍNIMO PARA FORMAR LA RESERVA LEGAL, HASTA QUE SU IMPORTE ASCIENDA AL 20% DEL CAPITAL SOCIAL. LA RESERVA LEGAL PUEDE CAPITALIZARSE, PERO NO DEBE REPARTIRSE A MENOS QUE SE DISUELVA LA SOCIEDAD, Y DEBE SER RECONSTITUIDA CUANDO DISMINUYA POR CUALQUIER MOTIVO. AL 30 DE SEPTIEMBRE DE 2004 Y 2003, SU IMPORTE ASCIENDE A $150,207 Y $121,856, RESPECTIVAMENTE.

F. LA DISTRIBUCIÓN DEL CAPITAL CONTABLE, EXCEPTO POR LOS IMPORTES ACTUALIZADOS DEL CAPITAL APORTADO Y DE LAS UTILIDADES RETENIDAS FISCALES, CAUSARÁ EL IMPUESTO SOBRE LA RENTA SOBRE DIVIDENDOS A CARGO DE LA COMPAÑÍA A LA TASA VIGENTE. EN EL AÑO 2003 LA TASA FUE DE 34%, LA CUAL SE REDUCIRÁ EN UN PUNTO PORCENTUAL EN CADA AÑO, HASTA LLEGAR AL 32% EN 2005. EL IMPUESTO QUE SE PAGUE EN 2004, POR DICHA DISTRIBUCIÓN,SE PODRÁ ACREDITAR CONTRA EL IMPUESTO SOBRE LA RENTA DEL EJERCICIO EN EL QUE SE PAGUE EL IMPUESTO SOBRE DIVIDENDOS Y EN LOS DOS EJERCICIOS INMEDIATOS SIGUIENTES, CONTRA EL IMPUESTO DEL EJERCICIO Y LOS PAGOS PROVISIONALES DEL MISMO.

15. SALDOS Y OPERACIONES EN MONEDA EXTRANJERA

A. LA POSICIÓN MONETARIA EN MONEDA EXTRANJERA AL 30 DE SEPTIEMBRE ES:

	2004	2003
MILES DE DÓLARES ESTADOUNIDENSES		
ACTIVOS MONETARIOS	$ 5,526	$ 6,962
PASIVOS MONETARIOS	(2,695)	(1,189)
POSICIÓN ACTIVA (PASIVA), NETA	2,831	(5,773)
EQUIVALENTE EN PESOS	$ 32,242	$ 66,796

B. EL EQUIVALENTE EN MONEDA NACIONAL DE LAS TRANSACCIONES REALIZADAS EN DÓLARES ESTADOUNIDENSES, FUERON COMO SIGUE:

	2004	2003
ADQUISICIÓN DE EQUIPO	$ 31,906	$ -
ADQUISICIÓN DE TERRENOS	$ 9,167	$ -

C. LOS TIPOS DE CAMBIO VIGENTES A LA FECHA DE LOS ESTADOS FINANCIEROS Y A LA FECHA DE SU EMISIÓN FUERON COMO SIGUE:

	AL 30 DE SEPTIEMBRE DE 2004	2003
DÓLAR ESTADOUNIDENSE	$11.3884	$11.0133

16. TRANSACCIONES CON PARTES RELACIONADAS

LA COMPAÑIA EFECTUÓ TRANSACCIONES CON LA ASOCIADA DURANTE EL CURSO NORMAL DE SUS OPERACIONES, COMO SIGUE:

	2004	2003
INGRESOS POR:		
INTERESES	$ 9,968	$ -

17. OTROS INGRESOS, NETO

	2004	2003
OTROS-NETO (PRINCIPALMENTE POR COBRO DE EXCEDENTE EN GASTOS)	$ 8,816	$ 32,942

18. IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO Y PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES

LA COMPAÑÍA Y SUS SUBSIDIARIAS ESTÁN SUJETAS, INDIVIDUALMENTE, AL IMPUESTO SOBRE LA RENTA (ISR) Y AL IMPUESTO AL ACTIVO (IMPAC). EL ISR SE CALCULA CONSIDERANDO COMO GRAVABLES O DEDUCIBLES CIERTOS EFECTOS DE LA INFLACIÓN, TALES COMO LA DEPRECIACIÓN CALCULADA SOBRE VALORES EN PRECIOS CONSTANTES Y LA DEDUCCIÓN DE COMPRAS EN LUGAR DE LOS COSTOS, LO QUE PERMITE DEDUCIR COSTOS ACTUALES, Y SE ACUMULA O DEDUCE EL EFECTO DE LA INFLACIÓN SOBRE CIERTOS ACTIVOS Y PASIVOS MONETARIOS A TRAVÉS DEL AJUSTE ANUAL POR INFLACIÓN, EL CUAL ES SIMILAR AL RESULTADO POR POSICIÓN MONETARIA.

LA TASA DEL ISR FUE DEL 34% EN 2003 Y ES DEL 33% EN 2004, LA CUAL SE REDUCIRÁ EN UN PUNTO PORCENTUAL PARA LLEGAR AL 32% EN 2005.

POR OTRA PARTE EL IMPAC SE CAUSA A RAZÓN DEL 1.8% DEL PROMEDIO NETO DE LA MAYORÍA DE LOS ACTIVOS (A VALORES ACTUALIZADOS) Y DE CIERTOS PASIVOS, Y SE PAGA ÚNICAMENTE POR EL MONTO EN QUE EXCEDA AL ISR DEL AÑO. CUANDO EN ALGÚN

EJERCICIO RESULTE IMPAC EN EXCESO DE ISR, SE PODRÁ ACREDITAR CONTRA DICHO EXCESO EL IMPORTE EN EL QUE EL ISR HUBIERA EXCEDIDO AL IMPAC EN LOS TRES EJERCICIOS INMEDIATOS ANTERIORES Y CUALQUIER PAGO QUE SE EFECTÚE ES RECUPERABLE CONTRA EL MONTO EN QUE EL ISR EXCEDA AL IMPAC EN LOS DIEZ EJERCICIOS SUBSECUENTES.

A. EL ISR Y LA PTU, SE INTEGRAN COMO SIGUE:

	2004	2003
ISR		
CAUSADO	$ 99,193	$ 108,977
DIFERIDO	179,190	171,877
	$ 278,383	$ 280,854
PTU	$ 823	$ 859

A. LA TASA EFECTIVA DEL ISR DE 2004 Y 2003 DIFIERE DE LA TASA LEGAL, DEBIDO PRINCIPALMENTE A CIERTAS DIFERENCIAS PERMANENTES COMO GASTOS NO DEDUCIBLES Y EFECTOS DE LA INFLACIÓN.

B. LOS PRINCIPALES CONCEPTOS QUE ORIGINAN EL SALDO DEL PASIVO POR ISR DIFERIDO, AL 30 DE SEPTIEMBRE DE 2004 Y 2003, SON:

	2004	2003
ISR DIFERIDO ACTIVO (PASIVO):		
INVENTARIOS	$(1,530,904)	$(1,310,020)
CLIENTES POR AVANCE DE OBRA	(273,925)	(326,925)
INMUEBLES, MAQUINARIA Y EQUIPO	(66,867)	(66,892)
ANTICIPOS DE CLIENTES	75,482	102,307
ESTIMACIÓN PARA CUENTAS DE COBRO DUDOSO Y PARA CANCELACIÓN DE CONTRATOS	4,020	4,171
OTROS, NETO	5,216	14,321
ISR DIFERIDO DE DIFERENCIAS TEMPORALES	(1,786,978)	(1,583,038)
EFECTO DE PÉRDIDAS FISCALES POR AMORTIZAR	35,008	19,385
IMPAC PAGADO POR RECUPERAR	15,034	12,683
	50,042	32,068
ESTIMACIÓN PARA VALUACIÓN DEL ACTIVO POR ISR DIFERIDO (1)	(25,966)	(21,308)
PASIVO A LARGO PLAZO NETO	$(1,762,902)	$(1,572,278)

(1) LA ESTIMACIÓN PARA VALUACIÓN CORRESPONDE AL ISR DIFERIDO ACTIVO DE CONSORCIO ARA, S. A. DE C. V. GENERADO EN FORMA INDIVIDUAL, EL CUAL NO SE REGISTRÓ DEBIDO A LA INCERTIDUMBRE DE SU RECUPERACIÓN.

D. LAS PÉRDIDAS FISCALES PENDIENTES DE AMORTIZAR AL 30 DE SEPTIEMBRE DE 2004 SON DE $109,401, Y EL IMPAC POR RECUPERAR DE $15,034. ESTAS PUEDEN RECUPERARSE CUMPLIENDO CON CIERTOS REQUISITOS.

19. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

LA COMPAÑÍA OPERA COMO PROMOTOR, CONTRATISTA Y ARRENDADOR, COMO SE EXPLICA EN LA NOTA 1. LA INFORMACIÓN RESPECTO A INGRESOS Y COSTOS RELATIVOS A TAL ACTIVIDAD, ES LA SIGUIENTE:

	2004	2003
INGRESOS		
COMO PROMOTOR	$ 3,849,868	$ 3,368,633
COMO CONTRATISTA	6,645	10,464
ARRENDAMIENTO DE CENTROS Y LOCALES COMERCIALES	7,514	20,874
	$ 3,864,027	$ 3,399,971
COSTOS		
COMO PROMOTOR	$ 2,734,217	$ 2,401,245
COMO CONTRATISTA	4,775	10,003
ARRENDAMIENTO DE CENTROS Y LOCALES COMERCIALES	3,882	10,782
	$ 2,742,874	$ 2,422,030

NO EXISTEN TRANSACCIONES IMPORTANTES REALIZADAS ENTRE LOS DIFERENTES SEGMENTOS DE NEGOCIO.

LOS INGRESOS COMO PROMOTOR, CONTRATISTA Y POR ARRENDAMIENTO DE LA COMPAÑÍA SON REALIZADOS EN SU TOTALIDAD EN MÉXICO.

20. COMPROMISOS

A. *FIDEICOMISO* DE GARANTÍA Y ADMINISTRACIÓN- LA COMPAÑÍA LLEVÓ A CABO UN CONTRATO DE FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN PARA EL DESARROLLO Y COMERCIALIZACIÓN DE UN CONJUNTO HABITACIONAL DE 765 CASAS HABITACIÓN DENOMINADO HACIENDA LA GLORIA EN CARRILLO PUERTO, QUERÉTARO. LAS PRINCIPALES CARACTERÍSTICAS DEL FIDEICOMISO SON:

PARTICIPANTES- LOS PARTICIPANTES SON: LACUPUESCO, S. A. DE C. V. (FIDEICOMITENTE Y FIDEICOMISARIA A) "LACUPUESCO"; PROMOTORA COMERCIAL DIECINUEVE, S. A. DE C. V. (FIDEICOMITENTE Y FIDEICOMISARIA B) "PC19"; CONSTRUCTORA Y URBANIZADORA ARA, S. A. DE C. V. (FIDEICOMITENTE Y FIDEICOMISARIA C) "CUARA" Y GRUPO FINANCIERO SANTANDER SERFIN (FIDUCIARIA) "SANTANDER".

APORTACIONES- LAS APORTACIONES AL FIDEICOMISO DE CADA UNO DE LOS PARTICIPANTES SON COMO SIGUE:
LACUPUESCO APORTA EL TERRENO EN QUERÉTARO CON UN VALOR DE $12,500, CUARA APORTA LA CONSTRUCCIÓN Y COMERCIALIZACIÓN DEL CONJUNTO HABITACIONAL CON RECURSOS PROPIOS, Y PC19 APORTA EL TÍTULO DE

CONCESIÓN DE LOS DERECHOS DE AGUA.

CONTRAPRESTACIÓN- POR LA VENTA O TRANSMISIÓN DE LAS UNIDADES HABITACIONALES LACUPUESCO RECIBE 15% Y CUARA EL 85% SOBRE EL PRECIO DE VENTA.

VIGENCIA- EL CONTRATO TENDRÁ UNA VIGENCIA DE 36 MESES CONTADOS A PARTIR DE LA FECHA DE OBTENCIÓN DE LA LICENCIA DE CONSTRUCCIÓN (23 DE DICIEMBRE DE 2003). EN CASO DE QUE AL TÉRMINO DE ESTE PLAZO NO SE HAYA CONCLUIDO EL CONJUNTO HABITACIONAL, O TODAVÍA HUBIERE CASAS QUE NO SE HAYAN VENDIDO O TRANSMITIDO (POR ESTAR EN PROCESO DE CONSTRUCCIÓN O BIEN PORQUE NI SIQUIERA SE HAYA INICIADO LA CONSTRUCCIÓN), LACUPUESCO TENDRÁ LA FACULTAD DE PRORROGAR EL CONTRATO POR 6 MESES MÁS, O BIEN, SOLICITAR LA LIQUIDACIÓN DEL 15% PACTADO DE ACUERDO AL ÚLTIMO PRECIO DE VENTA REPORTADO. AL 30 DE SEPTIEMBRE DE 2004 SE HAN REGISTRADO POR PORCIENTO DE AVANCE DE OBRA EJECUTADA 149 CASAS POR UN IMPORTE DE $547 POR VIVIENDA.

B. FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN- EN OCTUBRE DE 2003, LA COMPAÑÍA LLEVÓ A CABO UN CONTRATO DE FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN PARA EL DESARROLLO Y COMERCIALIZACIÓN DE UN CONJUNTO HABITACIONAL DESTINADO A LOS TRABAJADORES DEL GOBIERNO DEL ESTADO DE MICHOACÁN Y DE LOCALES COMERCIALES EN CAPULA, MORELIA. EL DESARROLLO SE DIVIDE EN EL PROYECTO ARA, EL PROYECTO SARE, UN ÁREA COMERCIAL BÁSICA, UN ÁREA COMERCIAL Y TIERRA BREÑA. LAS PRINCIPALES CARACTERÍSTICAS DEL FIDEICOMISO SON:

PARTICIPANTES- LOS PARTICIPANTES SON: INSTITUTO DE VIVIENDA DEL ESTADO DE MICHOACÁN DE OCAMPO (FIDEICOMITENTE Y FIDEICOMISARIA A)"IVEMO"; CONSORCIO DE INGENIERÍA INTEGRAL, S. A. DE C. V. (FIDEICOMITENTE Y FIDEICOMISARIA B) "CIISA"; FISARE, S. A. DE C. V. (FIDEICOMITENTE Y FIDEICOMISARIA C) "FISARE" Y BANCO AZTECA, S. A. (FIDUCIARIA) "BANCO AZTECA".

APORTACIONES- LAS APORTACIONES AL FIDEICOMISO DE CADA UNO DE LOS PARTICIPANTES SON COMO SIGUE: IVEMO APORTA EL TERRENO EN CAPULA, MORELIA (EL "INMUEBLE") Y LA CONCESIÓN DE LOS DERECHOS DE AGUA, CIISA Y SARE APORTAN CADA UNO EL 50% DE LA URBANIZACIÓN, EDIFICACIÓN Y OBRAS INTERNAS EN LOS PROYECTOS ARA Y SARE, RESPECTIVAMENTE.

CONTRAPRESTACIÓN- POR LA VENTA O TRANSMISIÓN DE LAS UNIDADES HABITACIONALES EN LOS PROYECTOS ARA Y SARE, IVEMO RECIBE EL 8% DEL PRECIO DE VENTA DE CADA VIVIENDA, Y CIISA Y SARE RECIBEN CADA UNO EL 92%, RESPECTIVAMENTE.

EL ÁREA COMERCIAL, TIERRA BREÑA Y ÁREA COMERCIAL BÁSICA SERÁN REVERTIDAS A IVEMO.

VIGENCIA- EL FIDEICOMISO TENDRÁ LA DURACIÓN NECESARIA PARA EL CUMPLIMIENTO DE SUS FINALIDADES. IVEMO SE RESERVA LA FACULTAD PARA REVERTIR PARTE O LA TOTALIDAD DEL INMUEBLE SIEMPRE Y CUANDO ESTE NO HAYA SIDO COMPROMETIDO CON TERCEROS ADQUIRIENTES Y RESTITUIR LOS GASTOS EN INVERSIONES QUE CIISA Y SARE HUBIEREN REALIZADO EN LAS OBRAS DE URBANIZACIÓN.

******

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2004

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 CONSORCIO DE INGENIERIA INTEGRAL, S.A. DE C.V.	CONSTRUCCION Y DESARROLLO	173,274,350	99.58	433,586	4,443,601
2 CONSTRUCTORA Y URBANIZADORA ARA, S.A. DE C.V.	CONSTRUCCION Y DESARROLLO	144,999,999	99.99	145,000	487,434
3 PROYECTOS URBANOS ECOLOGICOS, S.A. DE C.V.	CONSTRUCCION Y DESARROLLO	149,998	99.99	15,000	55,579
4 INMOBILIARIA ACRE, S.A. DE C.V.	BINES RAICES	990,400	99.07	990	61,288
5 ASESORIA TÉCNICA Y ADMINISTRATIVA GAVI, S. A. DE	ADMINISTRACIÓN	3,429,998	99.99	3,430	43,949
6 COMERCIALIZACIÓN Y VENTAS , S.A.	COMERCIALIZACIÓN	980	98.00	1	18,999
7 PROMOTORA Y DESARROLLADORA DE CENTROS COMERCIALES	ARRENDAMIENTO	87,994,358	99.99	87,994	70,752
8 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				686,001	5,181,602
ASOCIADAS					
1 CENTRO SAN MIGUEL, S. DE R. L.	ARRENDAMIENTO Y ADMINISTRACIÓN	1	50.00	8,603	3,797
2 HABITANIA MONTES DE OCA, S.A DE C.V.	ARRENDAMIENTO Y ADMINISTRACIÓN	54,000	33.33	5,400	5,400
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				14,003	9,197
OTRAS INVERSIONES PERMANENTES					0
TOTAL					5,190,799

OBSERVACIONES

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
/EEDORES																
/EEDORES																
:EEDORES DE TERRENOS			11,742	0	9,167	0	0	0	0	0	0	0	0	0	0	0
/EEDORES DE :RIALES			109,336	0	0	0	0	0	0	0	0	0	0	0	0	0
\L PROVEEDORES			121,078	0	9,167	0	0	0	0	0	0	0	0	0	0	0
:OS PASIVOS CIRCULANTES :ROS CREDITOS																
'OS ACUMULADOS			643,987	76,376	10,883	0	3,548	3,548	3,548	0	0	0	0	0	0	0
AL OTROS PASIVOS :ULANTES, OTROS CREDITOS			643,987	76,376	10,883	0	3,548	3,548	3,548	0	0	0	0	0	0	0
TOTAL			765,065	76,376	20,050	0	3,548	3,548	3,548	0	0	0	0	0	0	0

3SERVACIONES

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2004

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6

CONSOLIDADO
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	5,526	62,937	0	0	62,937
PASIVO	2,695	30,695			30,695
CORTO PLAZO	1,760	20,051	0	0	20,051
LARGO PLAZO	935	10,644	0	0	10,644
SALDO NETO	2,831	32,242			32,242

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

EL TIPO DE CAMBIO UTILIZADO ES DE $11.3884 POR DOLAR ESTADOUNIDENSE.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA** TRIMESTRE: **3** AÑO: **2004**

CONSORCIO ARA, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7 **CONSOLIDADO**
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	2,708,185	2,486,984	(221,201)	0.62	(1,371)
FEBRERO	2,729,486	2,533,006	(196,480)	0.60	(1,179)
MARZO	2,855,895	2,695,908	(159,987)	0.34	(544)
ABRIL	2,933,929	2,726,357	(207,572)	0.15	(311)
MAYO	3,039,679	2,822,487	(217,192)	(0.25)	543
JUNIO	3,181,331	2,871,467	(309,864)	0.16	(496)
JULIO	3,062,966	2,720,708	(342,258)	0.26	(890)
AGOSTO	3,109,623	2,597,499	(512,124)	0.62	(3,175)
SEPTIEMBRE	3,296,809	2,706,877	589,932	0.83	(4,896)
ACTUALIZACION:	0	0	0	0.00	(115)
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					(12,434)

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2004

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8

CONSOLIDADO
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICA

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS
NO APLICA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA** TRIMESTRE: **3** AÑO: **2004**

CONSORCIO ARA, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
GUANAJUATO	DESARROLLO INMOBILIARIO	0	0
QUERETARO	DESARROLLO INMOBILIARIO	0	0
QUINTANA ROO	DESARROLLO INMOBILIARIO	0	0
VERACRUZ	DESARROLLO INMOBILIARIO	0	0
SINALOA	DESARROLLO INMOBILIARIO	0	0
TABASCO	DESARROLLO INMOBILIARIO	0	0
GUERRERO	DESARROLLO INMOBILIARIO	0	0
PUEBLA	DESARROLLO INMOBILIARIO	0	0
BAJA CALIFORNIA	DESARROLLO INMOBILIARIO	0	0
CHIHUAHUA	DESARROLLO INMOBILIARIO	0	0
DISTRITO FEDERAL	DESARROLLO INMOBILIARIO	0	0
NUEVO LEÓN	DESARROLLO INMOBILIARIO	0	0
SONORA	DESARROLLO INMOBILIARIO	0	0
MORELOS	DESARROLLO INMOBILIARIO	0	0
JALISCO	DESARROLLO INMOBILIARIO	0	0
TOLUCA	DESARROLLO INMOBILIARIO	0	0
MICHOACAN	DESARROLLO INMOBILIARIO	0	0
VALLE DE MEXICO	DESARROLLO INMOBILIARIO	0	0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2004

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
ACERO	ACEROS TURIA, S.A. DE C.V.			SI	0.72
ACERO	HERMANOS CASTRO, ACERO PARA L			SI	0.42
ACERO	MALCOM ACABADOS Y CONSTRUCCIO			SI	0.11
ACERO DE REFUERZO	MALLA SOLDADA, S.A. DE C.V.			SI	2.10
ACEROS Y MALLA	ACEROS TIJUANA, S.A. DE C.V.			SI	0.07
ADITIVOS	BAUTECH, S.A. DE C.V.			SI	0.34
ADITIVOS	M.B.T. MEXICO, S.A. DE C.V.			SI	0.30
AGLUTINANTES	P. JIMENEZ CONSTRUCTORES, S.A			SI	0.07
AGREGADOS	MONCAYO CEDILLO, S.A. DE C.V.			SI	2.12
AGREGADOS	MARTINEZ MONCAYO JOSE RENE			SI	0.55
AGREGADOS	SINDICATO DE TRABAJADORES DE			SI	0.47
AGREGADOS	IGLESIAS CANO RAFAEL			SI	0.40
AGREGADOS	JORDAN Y JORDAN CONSTRUCTORES			SI	0.33
AGREGADOS	SINDICATO NACIONAL DE TRABAJA			SI	0.14
AGREGADOS	GRUPO ALVA CONSTRUCCIONES S.			SI	0.13
AGREGADOS	URBANIZACIONES OLAZARAN, S.A.			SI	0.13
AGREGADOS	NAVA CLAUDIO ROSENDA			SI	0.12
AGREGADOS	RODRIGUEZ RUIZ ANTONIA			SI	0.11
AGREGADOS	SERVICIOS DE INFRAESTRUCTURA			SI	0.11
AGREGADOS	ESTRADA TINOCO MARIA DE LOS A			SI	0.11
AGREGADOS	ZAVALA FERNANDEZ FLAVIO			SI	0.09
AGREGADOS	MARTINEZ PEÑA GUILLERMO			SI	0.09
AGREGADOS	CONSTRUCTORA URBANIZADORA Y A			SI	0.09
AGREGADOS	SIERRA EGREMY GUILLERMINA			SI	0.08
AGREGADOS	ARENERA SANTA CRUZ, S.A. DE C			SI	0.07
AGREGADOS	ESCOBEDO MONTES LUCIANO			SI	0.07
AGREGADOS	PETREOS LA PURISIMA, S.A DE			SI	0.07
AGREGADOS	AYALA CONSTRUCTORES, S.A. DE			SI	0.07
AGREGADOS	ESPINOZA MENDOZA RAUL			SI	0.07
				[illegible]	[illegible]

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2004

MATERIAS PRIMAS DIRECTAS

PAGINA 2

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
ALBAÑILERIA	DE JESUS JOSE LUIS			SI	0.08
ALFOMBRA	CARPET MART, S.A. DE C.V.			SI	0.10
A'' 'MINIO	SOLCHAGA HERRERA REBECA			SI	0.27
ALUMINIO Y HERRERIA	MANGU CORRAL LIDIO			SI	0.09
' ¯FALTO	URBANIZACION Y RIEGO BAJA CAL			SI	0.23
ASFALTO	CONSTRUCTORA LA SALLE, S.A. D			SI	0.13
ASFALTO	GUERRERO CASTRO FRANCISCO			SI	0.08
ASFALTO	GEMAR ASFALTOS, S.A. DE C.V.			SI	0.15
AZULEJO Y W.C.	ESTRADA LARA MARIA IRENE			SI	0.09
AZULEJO Y W.C.	FERRETERA OVIEDO, S.A. DE C.V			SI	0.08
¬OMBAS CENTRIFUGAS	CONSULTORIA DISEÑO Y PLANEACI			SI	0.07
CANCELERIA	CORPORATIVO VITRAVISION, S.A.			SI	0.54
CANCELERIA	TREJO FRAGOSO FRANCISCO LEBI			SI	0.19
CANCELERIA	FAINO DE BAJA CALIFORNIA, S.A			SI	0.09
CANCELERIA	CHAVEZ AGUILAR JANELLE MARCEL			SI	0.09
ICELERIA	HERNANDEZ HERNANDEZ LUIS			SI	0.08
CANCELERIA	RANGEL DUARTE SERGIO			SI	0.07
CEMENTO	CEMENTOS MOCTEZUMA, S.A. DE C			SI	3.28
CEMENTO	CEMEX MEXICO, S.A. DE C.V.			SI	1.21
COCINAS	BRISEÑO MUÑIZ PEDRO FRANCISCO			SI	0.40
COCINAS	FABRICA DE COCINAS, S.A. DE C			SI	0.07
COMBUSTIBLES	F RUIZ E HIJOS, S.A. DE C.V.			SI	0.98
COMBUSTIBLES	DISTRIBUIDORA DE DIESEL Y DIA			SI	0 16
CONCRETO	CEMEX CONCRETOS, S.A. DE C.V.			SI	0.39
CONCRETO	CONCRETOS APASCO, S.A. DE C.V			SI	0.30
CONCRETO	INGENIEROS CIVILES Y GEOTECNI			SI	0.07
CONCRETO	EXCASEPRE, S.A. DE C.V.			SI	0.14
›NCRETO	CONCRETOS CRUZ AZUL, S A. DE			SI	0.27
CONGOLEUM	PIVIDE, S.A. DE C.V.			SI	0 25
ELECTRIFICACION	HERNANDEZ CARRAL FLUVIO DANTE			SI	0 26
ESCALERAS	ESCOBEDO NOVA			SI	0.07

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2004

MATERIAS PRIMAS DIRECTAS

CONSOLIDADO
Impresión Final

ANEXO 10

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
ESCALERAS	GOMEZ CALDERON GUADALUPE			SI	0.14
ESCALERAS Y LAVADEROS	ELENO RUIZ FLAVIO			SI	0.14
ESCALERAS Y LAVADEROS	INGENIERIA EN PREFABRICADOS E			SI	0.10
FERRETERIA	PLUMBERS CENTER, S.A. DE C.V.			SI	0.26
FERRETERIA	DISTRIBUIDORA FERRETERA LA UN			SI	0.23
FERRETERIA	COMERCIAL FERRETERA ERMITA, S			SI	0.10
FERRETERIA	FERREBAÑOS, S.A. DE C.V.			SI	0.07
GEOMALLA PLATAFORMAS	INGENIERIA INTERNACIONAL CON			SI	0.15
HERRERIA	SERVICIOS DE ESTRUCTURA Y HER			SI	0.09
HERRERIA	REYES GALLEGOS PABLO			SI	0.08
HERRERIA	AGUILERA RAMIREZ ARTURO			SI	0.08
IMPERMEABILIZANTE	SISTEMAS IMPERMEABLES Y RECUB			SI	0.18
IMPERMEABILIZANTE	MALAGON GODINEZ JOSE LUIS			SI	0.09
IMPERMEABILIZANTE	GARCIA VELAZQUEZ LUIS ANTONIO			SI	0.07
IMPERMEABILIZANTE	ALPROTEC IMPERMEABILIZACIONES			SI	0.06
IMPERMEABILIZANTES	FUENTES ROCHA ALFONSO			SI	0.07
INSTALACION ELECTRICA	FLORES ANGELES DAVID			SI	0.16
JARDINERIA	MOCIÑOS CANO GUILLERMO			SI	0.11
LAMINA NEGRA	MAQUILADOS NL, S.A. DE C.V.			SI	0.17
LOSETA VINILICA	LOSETAS ASFALTICAS, S.A. DE C			SI	0.19
MADERA	TABLEROS Y CHAPAS DE GUERRERO			SI	0.21
MADERA	COMERCIAL TRIPLAYERA NONOALCO			SI	0.19
MADERA	ESPINOZA Y ASOCIADOS CONSTRUC			SI	0.20
MATERIAL DE PLOMERIA	DISTRIBUIDORA YASARA, S.A. DE			SI	0.07
MATERIAL DE PVC	CENTRAL DE PVC, S.A DE C.V.			SI	0.09
MATERIAL ELECTRICO	GRUPO ALCIONE, S.A. DE C.V.			SI	0.45
MATERIAL ELECTRICO	CORONA SALAZAR PAULINA YENI			SI	0.16
MATERIAL ELECTRICO	EQUIPOS ELECTRICOS DE BAJA CA			SI	0.10
MATERIAL ELECTRICO	INSTALACIONES ELECTROMECANICA			SI	0.07
MATERIAL FOFO	NUÑEZ BARRALES MARA			SI	0.10

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA**
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: **3** AÑO **2004**

MATERIAS PRIMAS DIRECTAS

ANEXO 10

PAGINA 4
CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
MATERIAL INSTALACION SANITARI	LEAL CASTILLO ANGEL			SI	0.20
MATERIAL PVC	PLASTICOS REX, S.A. DE C.V.			SI	0.78
PANEL PARA CIMBRA	CONSTRUMAC, S.A. DE C.V.			SI	0.08
PASTA Y YESOS	PALMA DOMINGUEZ JUAN			SI	0.43
PASTA Y YESOS	VALOIX CHIMAL JUNA			SI	0.19
PASTAS Y YESOS	ORTEGA ESCOBEDO MARIA ELENA			SI	0.11
PINTURA Y PASTA	OSORIO AYALA RAMIRO			SI	0.17
PINTURAS Y PASTAS	REVESTO, S.A. DE C.V.			SI	0.39
PLACA DE POLIESTIRENO	POLIESPUMA DE MEXICO, S.A. DE			SI	0.07
PLACA DE POLIETILENO	J.L. INDUSTRIAS ASOCIADAS, S.			SI	0.07
PLOMERIA	HERNANDEZ ENRIQUEZ LIZBETH			SI	0.11
PLOMERIA	AYALA AZUARA ARTURO			SI	0.10
PINTURA Y PASTAS	TERMINADOS TEXTURIZADOS, S.A.			SI	0.09
PUERTAS DE ALUMINIO	MASONITE MEXICO, S.A. DE C.V.			SI	1.03
RECUB.CERAM.MUEB. Y ACCESORIO	SANITARIOS, AZULEJOS Y RECUBR			SI	0.89
RECUB.CERAM.MUEB. Y ACCESORIO	ACABADOS IXCAN, S.A. DE C.V.			SI	0.15
SUMINISTRO SILLETAS	FTP ACCESORIOS PLASTICOS PARA			SI	0.08
TABLAROCA	JIMENEZ VERA MARIA DOLORES			SI	0.08
TANQUE ALMACENAMIENTO A	FLORIDA AQUASTORE DE MEXICO,			SI	0.07
TIRANTES PARA CIMBRA	CONSTRUSISTEM, S.A. DE C.V.			SI	0.38
TUBERIA DE PVC	PLASTIC PLUMBERS DE MEXICO, S			SI	0.71
TUBERIA SANITARIA	CORTEZ LOPEZ LUCIO			SI	0.12
TUBERIA SANITARIA	VARGAS ALVAREZ JULIO CESAR			SI	0.07
TUBERIA Y MAT DE ELECTRICIDA	BECK INTERNACIONAL DE MEXICO,			SI	0.40
TUBERIA Y MAT. DE ELECTRICIDA	INFRAESTRUCTURA DAVA, S.A. DE			SI	0.09
TUBERIA Y MAT. DE ELECTRICIDA	LAMAR TECNO INGENIERIA, S.A			SI	0.08
TUBO DE POLIETILENO	SADMX, S.A. DE C.V.			SI	0.24
TUBO PAD	POLICONDUCTOS, S.A. DE C.V.			SI	0.24
TUBOS DE CONCRETO	CORDOVA PEREZ MARIA VIRGINIA			SI	0.20
TUBOS DE CONCRETO	TUBOS Y CEMENTOS EL FUERTE, S			SI	0.17
YESO Y PASTAS	MARTINEZ HERNANDEZ LEONILA			SI	0.50
YESO Y PASTAS	SERRANO BRAVO PEDRO			SI	0.15
				SI	0.26

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO. 2004

MATERIAS PRIMAS DIRECTAS

ANEXO 10

PAGINA 5
CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
YESOS Y PINTURAS	HERNANDEZ ALVA CRECENCIANO			SI	0.17
YESOS Y PASTAS	AZUA GUDIÑO EVA			SI	0.17
'SOS Y PASTAS	REA FLORES ALEJANDRO			SI	0.14
YESOS Y PASTAS	SANCHEZ MARTINEZ JUAN ANTONIO			SI	0.13
[illegible]OS Y PASTAS	FRAGOSO VILLANUEVA SERGIO ENR			SI	0.13
YESOS Y PASTAS	SILVA AMEZQUITA JUANA			SI	0.11
YESOS Y PASTAS	CONTRERAS RAMOS MONICA AURORA			SI	0.09
	DE LOS SANTOS MARTINEZ JOSE J			SI	0.08
	VARIOS			SI	11.36

OBSERVACIONES

OLSA MEXICA... DE VALORES, S.A. DE C

CLAVE DE COTIZACION: **ARA**
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **20**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLID.
Impresión F

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
COMO PROMOTOR		0	0				
PROSAVI		0	1,096	205,191		N/A	PUBLICO EN GENEF
INTERES SOCIAL	11,402	2,264,094	9,118	2,568,010		N/A	PUBLICO EN GENEF
MEDIO	1,471	568,345	1,559	863,702		N/A	PUBLICO EN GENEF
RESIDENCIAL	127	150,205	125	212,965		N/A	PUBLICO EN GENEF
ARRENDAMIENTO DE		0	0				
CENTROS COMERCIALES		0	0	7,514		N/A	PUBLICO EN GENEF
COMO CONSTRUCTOR		0	0	6,645		N/A	PUBLICO EN GENEF
TOTAL		2,982,644		3,864,027			

OBSERVACIONES

EL VOLUMEN ESTA REPRESENTADO POR NÚMERO DE VIVIENDAS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2004

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	$	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
UNICA	1.33300	1	328,122,074		328,122,074		437,498	
TOTAL			328,122,074	0	328,122,074	0	437,498	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
328,122,074

PROPORCION DE ACCIONES POR :

CPO's : N/A
T.VINC. : N/A
ADRS's : N/A
GDRS's : N/A
ADS's : N/A
GDS's N/A

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE AL TRIMESTRE
UNICA	89,800	31.95000	32.50000

OBSERVACIONES

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

NO APLICA

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN AL TIPO DE CAMBIO VIGENTE A LA FECHA DE SU CELEBRACIÓN. LOS ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA SE VALÚAN EN MONEDA NACIONAL AL TIPO DE CAMBIO VIGENTE A LA FECHA DE LOS ESTADOS FINANCIEROS. LAS FLUCTUACIONES CAMBIARIAS SE REGISTRAN EN LOS RESULTADOS.

A) POSICIÓN MONETARIA EN MONEDA EXTRANJERA AL 30 DE SEPTIEMBRE DE 2004 ES:

	DÓLARES	EQUIVALENTE EN PESOS
	(MILES)	
ACTIVOS:		
CORTO PLAZO:		
EFECTIVO E INVERSIONES	5,477	$ 62,376
CLIENTES	49	561
	5,526	$ 62,937
PASIVOS:		
CORTO PLAZO:		
ANTICIPO DE CLIENTES	577	6,573
ARRENDAMIENTO FINANCIERO	378	4,311
PROVEEDORES DE TERRENO	805	9,167
	1,760	20,051
LARGO PLAZO:		
ARRENDAMIENTO FINANCIERO	935	10,644
	2,695	$ 30,695
POSICIÓN MONETARIA ACTIVA NETA	2,831	$ 32,242

B) EL EQUIVALENTE EN MONEDA NACIONAL DE LAS TRANSACCIONES REALIZADAS EN DOLARES ESTADOUNIDENSES, FUERON COMO SIGUE:

ADQUISICIÓN DE EQUIPO	$ 31,906
ADQUISICIÓN DE TERRENOS	$ 9,167

LA COMPAÑÍA NO TIENE SUBSIDIARIA O ASOCIADA EN EL EXTRANJERO.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA

CONSORCIO ARA, S.A DE C.V.

FECHA: 21/10/2004 18:14

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	CONSORCIO ARA, S.A. DE C.V.
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 55 96 86 48
RECCION DE INTERNET:	www.consorcioara.com.mx

TOS FISCALES DE LA EMISORA

RFC EMPRESA:	CAR881122UU5
DOMICILIO FISCAL:	COLIMA 394 2DO. PISO
COLONIA:	ROMA
C. POSTAL:	06700
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

IOMBRE:	C.P. J.SACRAMENTO SOTO SOLIS
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140-101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 45 22 04
MAIL:	sacramento@ara.com.mx

TOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL DIVISION INMOBILIARIA
NOMBRE:	ING. GERMAN AHUMADA RUSSEK
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 51 27 04
E-MAIL:	gar@ara.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
IOMBRE:	ING. GERMAN AHUMADA RUSSEK
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA

CONSORCIO ARA, S.A. DE C.V.

FECHA: 21/10/2004 18:14

FAX:	(55) 55 74 55 28
E-MAIL:	gar@ara.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	ING. JUAN DONALD FORSECK ORIVE
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
X:	(55) 52 51 27 04
-MAIL:	donald@ara.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	DIRECTOR DE ADMINISTRACION Y FINANZAS
NOMBRE:	C.P. J. SACRAMENTO SOTO SOLIS
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 45 22 04
E-MAIL:	sacramento@ara.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	ING. JUAN DONALD FORSECK ORIVE
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140-101
OLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
AD Y ESTADO:	MEXICO D.F.
EFONO:	(55) 55 96 88 64
FAX:	(55) 52 51 27 04
E-MAIL:	donald@ara.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. DAVID ORNELAS CUEVAS
DOMICILIO:	BOSQUES DE CIRUELOS NO.140-101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 55 96 86 48
E-MAIL:	dornelas@ara.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	ASESOR EXTERNO
NOMBRE:	LIC. JAIME CORTES ROCHA
DOMICILIO:	MONTES URALES 505-3 PISO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA

FECHA: 21/10/2004 18.14

CONSORCIO ARA, S.A. DE C.V.

COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 52 01 74 00
FAX:	(55) 55 20 10 65
E-MAIL:	jcortesr@macf.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	ASESOR EXTERNO
NOMBRE:	LIC LORENZA LANGARICA OHEA
DOMICILIO:	MONTES URALES 505-3 PISO
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	55 52 01 74 00
FAX:	55 55 20 10 65
E-MAIL:	llangarica@macf.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	ING. JUAN DONALD FORSECK ORIVE
DOMICILIO:	BOSQUES DE CIRUELOS NO.140-101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 51 27 04
E-MAIL:	donald@ara.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE ADMINISTRACION Y FINANZAS
NOMBRE:	C.P. J. SACRAMENTO SOTO SOLIS
DOMICILIO:	BOSQUES DE CIRUELOS NO.140-101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 45 22 04
E-MAIL:	sacramento@ara.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	ING. JUAN DONALD FORSECK ORIVE
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 51 27 04
E-MAIL:	donald@ara.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING. GERMÁN AHUMADA RUSSEK
DIRECTOR GENERAL

C.P. J. SACRAMENTO SOTO SOLIS
DIRECTOR DE ADMINISTRACION Y FINANZAS

MEXICO, D.F., A 21 DE OCTUBRE DE 2004

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA**
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 4 AÑO: 2004

RECEIVED 2006 MAY 30

CONSOLIDADO

ESTADO DE SITUACION FINANCIERA
AL 31 DE DICIEMBRE DE 2004 Y 2003
(Miles de Pesos)

Impresión Final

INFORMACION DICTAMINADA

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**ACTIVO TOTAL**	8,429,342	100	7,270,526	100
2	**ACTIVO CIRCULANTE**	7,776,898	92	6,692,183	92
3	EFECTIVO E INVERSIONES TEMPORALES	1,227,020	15	945,959	13
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	1,372,851	16	1,336,486	18
	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	35,650	0	21,387	0
6	INVENTARIOS	5,057,769	60	4,295,849	59
7	OTROS ACTIVOS CIRCULANTES	83,608	1	92,502	1
8	**LARGO PLAZO**	141,776	2	82,421	1
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	106,021	1	73,370	1
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	35,755	0	9,051	0
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	510,668	6	495,922	7
13	INMUEBLES	127,523	2	66,442	1
14	MAQUINARIA Y EQUIPO INDUSTRIAL	602,418	7	572,628	8
15	OTROS EQUIPOS	162,024	2	147,945	2
16	DEPRECIACION ACUMULADA	381,765	5	343,871	5
17	CONSTRUCCIONES EN PROCESO	468	0	52,778	1
18	**ACTIVO DIFERIDO (NETO)**	0	0	0	0
19	**OTROS ACTIVOS**	0	0	0	0
20	**PASIVO TOTAL**	2,682,241	100	2,476,175	100
21	**PASIVO CIRCULANTE**	908,345	34	720,810	29
22	PROVEEDORES	266,898	10	189,320	8
23	CREDITOS BANCARIOS	0	0	0	0
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	71,259	3	34,313	1
26	OTROS PASIVOS CIRCULANTES	570,188	21	497,177	20
27	**PASIVO A LARGO PLAZO**	136,827	5	89,458	4
28	CREDITOS BANCARIOS	0	0	0	0
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	136,827	5	89,458	4
31	**CREDITOS DIFERIDOS**	1,637,069	61	1,665,907	67
32	**OTROS PASIVOS**	0	0	0	0
33	**CAPITAL CONTABLE**	5,747,101	100	4,794,351	100
34	**PARTICIPACION MINORITARIA**	21,838		18,040	
35	**CAPITAL CONTABLE MAYORITARIO**	5,725,263	100	4,776,311	100
36	**CAPITAL CONTRIBUIDO**	1,484,479	26	1,482,987	31
37	CAPITAL SOCIAL PAGADO (NOMINAL)	437,526	8	437,008	9
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	517,233	9	517,216	11
39	PRIMA EN VENTA DE ACCIONES	529,720	9	528,763	11
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	4,240,784	74	3,293,324	69
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	4,205,804	73	3,456,170	72
43	RESERVA PARA RECOMPRA DE ACCIONES	89,060	2	78,659	2
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(1,063,372)	(19)	(991,139)	(21)
45	**RESULTADO NETO DEL EJERCICIO**	1,009,292	18	749,634	16

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 4 AÑO: 2004

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**1,227,020**	**100**	**945,959**	**100**
46	EFECTIVO	50,364	4	66,967	7
47	INVERSIONES TEMPORALES	1,176,656	96	878,992	93
18	**CARGOS DIFERIDOS**	**0**	**100**	**0**	**100**
48	GASTOS AMORTIZABLES (NETO)	0	0	0	0
49	CREDITO MERCANTIL	0	0	0	0
50	IMPUESTOS DIFERIDOS	0	0	0	0
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	**908,345**	**100**	**720,810**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	74,660	8	7,697	1
53	PASIVOS EN MONEDA NACIONAL	833,685	92	713,113	99
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**570,188**	**100**	**497,177**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	38,427	7	31,059	6
58	OTROS PASIVOS CIRCULANTES SIN COSTO	531,761	93	466,118	94
27	**PASIVO A LARGO PLAZO**	**136,827**	**100**	**89,458**	**100**
59	PASIVO EN MONEDA EXTRANJERA	59,697	44	9,173	10
60	PASIVO EN MONEDA NACIONAL	77,130	56	80,285	90
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	0	0	0	0
30	**OTROS CREDITOS**	**136,827**	**100**	**89,458**	**100**
63	OTROS CREDITOS CON COSTO	87,755	64	75,339	84
64	OTROS CREDITOS SIN COSTO	49,072	36	14,119	16
31	**CREDITOS DIFERIDOS**	**1,637,069**	**100**	**1,665,907**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	1,637,069	100	1,665,907	100
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**0**	**100**	**0**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(1,063,372)**	**100**	**(991,139)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	(676,710)	(64)	(604,477)	(61)
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(386,662)	(36)	(386,662)	(39)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 4 AÑO: 2004

ESTADO DE SITUACION FINANCIERA

CONSOLIDADO

OTROS CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	6,868,553	5,971,373
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
74	NUMERO DE FUNCIONARIOS (*)	48	39
75	NUMERO DE EMPLEADOS (*)	649	589
76	NUMERO DE OBREROS (*)	6,733	8,627
77	NUMERO DE ACCIONES EN CIRCULACION (*)	328,143,174	327,754,874
78	NUMERO DE ACCIONES RECOMPRADAS (*)	68,700	457,000

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 4 AÑO: 2004

CONSOLIDADO

ESTADO DE RESULTADOS
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2004 Y 2003
(Miles de Pesos)

Impresión Final

INFORMACION DICTAMINADA

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	5,777,793	100	5,072,941	100
2	COSTO DE VENTAS	4,098,561	71	3,609,566	71
3	**RESULTADO BRUTO**	1,679,232	29	1,463,375	29
4	GASTOS DE OPERACION	444,641	8	389,625	8
5	**RESULTADO DE OPERACION**	1,234,591	21	1,073,750	21
	COSTO INTEGRAL DE FINANCIAMIENTO	28,832	0	16,690	0
	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	1,205,759	21	1,057,060	21
	OTRAS OPERACIONES FINANCIERAS	(3,429)	0	(76,233)	(2)
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	1,209,188	21	1,133,293	22
10	PROVISION PARA IMPUESTOS Y P.T.U.	217,135	4	380,498	8
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	992,053	17	752,795	15
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	21,301	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	1,013,354	18	752,795	15
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	1,013,354	18	752,795	15
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	1,013,354	18	752,795	15
19	PARTICIPACION MINORITARIA	4,062		3,161	0
20	**RESULTADO NETO MAYORITARIO**	1,009,292	17	749,634	15

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 4 AÑO: 2004

ESTADO DE RESULTADOS **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**5,777,793**	**100**	**5,072,941**	**100**
21	NACIONALES	5,777,793	100	5,072,941	100
22	EXTRANJERAS	0	0	0	0
23	CONVERSION EN DOLARES (***)	0	0	0	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**28,832**	**100**	**16,690**	**100**
24	INTERESES PAGADOS	77,297	268	57,806	346
25	PERDIDA EN CAMBIOS	0	0	0	0
26	INTERESES GANADOS	69,016	239	53,040	318
27	GANANCIA EN CAMBIOS	3,538	12	3,965	24
28	RESULTADO POR POSICION MONETARIA	24,089	84	15,889	95
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(3,429)**	**100**	**(76,233)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(3,429)	(100)	(76,233)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**217,135**	**100**	**380,498**	**100**
32	I.S.R.	160,778	74	112,372	30
33	I.S.R. DIFERIDO	55,005	25	266,914	70
34	P.T.U.	1,352	1	1,212	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA**
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2004**

ESTADO DE RESULTADOS
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

CONSOLIDADO

INFORMACION DICTAMINADA

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	5,777,794	5,072,942
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	5,777,793	5,072,941
39	RESULTADO DE OPERACION (**)	1,234,591	1,073,750
40	RESULTADO NETO MAYORITARIO (**)	1,009,292	749,634
41	RESULTADO NETO (**)	1,013,354	752,795

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 4 AÑO: 2004

ESTADO DE RESULTADOS TRIMESTRAL
DEL 1 DE OCTUBRE AL 31 DE DICIEMBRE DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

INFORMACION DICTAMINADA

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	VENTAS NETAS	1,845,760	100	1,613,100	100
2	COSTO DE VENTAS	1,307,414	71	1,144,886	71
3	RESULTADO BRUTO	538,346	29	468,214	29
4	GASTOS DE OPERACION	136,527	7	123,155	8
5	RESULTADO DE OPERACION	401,819	22	345,059	21
6	COSTO INTEGRAL DE FINANCIAMIENTO	1,445	0	5,268	0
7	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	400,374	22	339,791	21
8	OTRAS OPERACIONES FINANCIERAS	5,543	0	(42,711)	(3)
9	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	394,831	21	382,502	24
10	PROVISION PARA IMPUESTOS Y P.T.U.	(66,983)	(4)	93,825	6
11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	461,814	25	288,677	18
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	27,525	1	0	0
13	RESULTADO NETO POR OPERACIONES CONTINUAS	489,339	27	288,677	18
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	489,339	27	288,677	18
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	RESULTADO NETO	489,339	27	288,677	18
19	PARTICIPACION MINORITARIA	1,911		1,313	0
20	RESULTADO NETO MAYORITARIO	487,428	26	287,364	18

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 4 AÑO: 2004

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA Impresión Final

.REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	1,845,760	100	1,613,100	100
21	NACIONALES	1,845,760	100	1,613,100	100
22	EXTRANJERAS	0	0	0	0
23	CONVERSION EN DOLARES (***)	0	0	0	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	1,445	100	5,268	100
24	INTERESES PAGADOS	16,059	1,111	11,878	225
25	PERDIDA EN CAMBIOS	0	0	0	0
26	INTERESES GANADOS	22,745	1,574	12,901	245
27	GANANCIA EN CAMBIOS	3,304	229	765	15
28	RESULTADO POR POSICION MONETARIA	11,435	791	7,056	134
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	5,543	100	(42,711)	100
29	OTROS GASTOS Y (PRODUCTOS) NETO	5,543	100	(42,711)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	(66,983)	100	93,825	100
32	I.S.R.	61,488	92	1,476	2
33	I.S.R. DIFERIDO	(128,987)	(193)	92,011	98
34	P.T.U.	516	1	338	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 4 AÑO: 2004

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

INFORMACION DICTAMINADA

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	1,013,354	752,795
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	45,714	306,111
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	1,059,068	1,058,906
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(666,233)	(971,247)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	392,835	87,659
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	4,435	47,558
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	11,893	(2,318)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	16,328	45,240
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	(128,102)	(56,728)
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	281,061	76,171
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	945,959	869,788
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	1,227,020	945,959

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA

TRIMESTRE: AÑO: 2004

CONSORCIO ARA, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

INFORMACION DICTAMINADA

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**45,714**	**306,111**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	75,302	62,271
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	(3,538)	(3,965)
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	24,089	15,889
17	+ (-) OTRAS PARTIDAS	(50,139)	231,916
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(666,233)**	**(971,247)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(36,365)	(160,513)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(854,968)	(874,565)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(5,369)	24,457
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	127,880	17,139
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	102,589	22,235
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**4,435**	**47,558**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	700,000	315,570
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	0	0
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	44,670	66,365
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(700,000)	(316,332)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(40,235)	(18,045)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**11,893**	**(2,318)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	535	241
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	11,358	(2,559)
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(128,102)**	**(56,728)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	(5,403)	212,049
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(90,048)	(195,407)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(32,651)	(73,370)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA**
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2004**

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

INFORMACION DICTAMINADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	17.54	%	14.84	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	17.63	%	15.69	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	12.02	%	10.35	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR		%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(2.38)	%	(2.11)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.69	veces	0.70	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	11.31	veces	10.23	veces
8	ROTACION DE INVENTARIOS (**)	0.81	veces	0.84	veces
9	DIAS DE VENTAS POR COBRAR	86	dias	95	dias
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	61.26	%	54.33	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	31.82	%	34.06	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.47	veces	0.52	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	5.01	%	0.68	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	26.79	%	18.04	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	15.97	veces	18.58	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	2.15	veces	2.05	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	8.56	veces	9.28	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	2.99	veces	3.32	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	2.90	veces	2.70	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	135.08	%	131.24	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	18.33	%	20.87	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(11.53)	%	(19.15)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	5.08	veces	1.52	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	27.16	%	105.12	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	72.84	%	(5.12)	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	70.29	%	344.46	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 4 AÑO: 2004

DATOS POR ACCION
INFORMACION CONSOLIDADA

INFORMACION DICTAMINADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe			TRIMESTRE AÑO ANTERIOR Importe		
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	3.08		$	2.29	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	.00		$	.00	
3	UTILIDAD DILUIDA POR ACCION (**)	$	.00		$	.00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	3.09		$	2.29	
	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	.00		$	.00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	.00		$	.00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	.00		$	.00	
8	VALOR EN LIBROS POR ACCION	$	17.45		$	14.57	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	.00		$	.00	
10	DIVIDENDO EN ACCIONES POR ACCION		.00	acciones		.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		1.92	veces		2.02	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		10.88	veces		12.83	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		.00	veces		.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

COMENTARIOS Y ANÁLISIS DE LA ADMINISTRACIÓN SOBRE LOS RESULTADOS DE OPERACIÓN Y SITUACIÓN FINANCIERA DE LA COMPAÑÍA

Resumen Ejecutivo

Cuarto Trimestre 2004:
Ventas de 5,206 unidades, equivalentes a 8,330 unidades al precio representativo de la industria con ingresos de $ 1,845.8 millones de pesos, incremento del 14.4% con respecto al cuarto trimestre de 2003.
Utilidad Bruta alcanzó los $ 538.3 millones de pesos, con un margen bruto de 29.2% creciendo 15.0% comparado con el mismo periodo del año anterior.
Utilidad de Operación de $ 401.8 millones de pesos, con un margen de operación del 21.8% con un incremento del 16.4% con respecto al cuarto trimestre del año anterior.
Utilidad Neta cerró con $ 489.3 millones de pesos, lo que representa un incremento del 69.5% alcanzando un margen neto de 26.5%.
EBITDA de $ 423.3 millones de pesos, 22.9% con respecto a ventas, creciendo 14.5% contra el mismo trimestre del año anterior.
Precio promedio de $ 328.2 miles de pesos, 3.5% mayor sobre el año anterior.

Enero a Diciembre 2004:
Ventas de 17,104 unidades, equivalente a 26,204 unidades al precio representativo de la industria con ingresos de $ 5,777.8 millones de pesos, incremento del 13.9% con respecto al año 2003.
Utilidad Bruta alcanzó los $ 1,679.2 millones de pesos, con un margen bruto de 29.1% creciendo 14.8% comparado con el mismo periodo del año anterior.
Utilidad de Operación de $ 1,234.6 millones de pesos, incremento del 15.0% con respecto al 2003, alcanzando un margen del 21.4%.
Utilidad Neta de $ 1,013.4 millones de pesos, incremento del 34.6% con respecto al 2003 alcanzando un margen neto del 17.5%.
EBITDA de $ 1,309.9 millones de pesos, incremento del 14.4% con respecto al 2003 y alcanzando un margen del 22.7%.
Precio Promedio de $ 327.1 miles de pesos, incremento del 4.2% con respecto al 2003.

Balance General al 31 de diciembre 2004:
El nivel de efectivo alcanzó los $ 1,227.0 millones de pesos, 29.7% mayor que el año anterior.
Las obligaciones por contratos de arrendamiento financiero crecieron un 23.7% en el corto plazo y decrecieron un 3.9% en el largo plazo como continuación de una optimización gradual de la estructura financiera de la empresa. Aún así los pasivos con costo representan el 14.7% de nuestro nivel de efectivo.
Al cierre de Diciembre del 2004 se cuenta con una reserva territorial suficiente para 133,051 casas a plan maestro.
Al cierre del cuarto trimestre el Backlog alcanzó 25,235 unidades, lo que representa un incremento del 17.0% con respecto al año anterior. Suficiente para financiar la venta de más de un año de ingresos futuros.

I) Resultados de Operación.

Ventas
Los ingresos del cuarto trimestre de 2004 fueron de $ 1,845.8 millones

significando un incremento del 14.4% con respecto al cuarto trimestre del año anterior con 5,206 unidades vendidas, equivalentes a 8,330 unidades al precio representativo de la industria.

El segmento Prosavi-Progresiva incrementó su volumen debido a la apertura de desarrollos destinados a dicho segmento al registrar 820 unidades vendidas de los cuales 516 son de créditos Progresiva Infonavit, y 304 de Prosavi SHF. Los ingresos de este segmento representan el 8.5% de los ingresos totales en el cuarto trimestre de 2004 al registrar $ 156.2 millones, monto superior a los $ 126.3 millones reportados al cuarto trimestre de 2003.

Las ventas del segmento Infonavit fueron de 2,133 unidades, con ingresos de $ 590.4 millones de pesos lo que representa un incremento del 7.0% en ingresos al cuarto trimestre de 2004.

El número de viviendas vendidas a través de hipotecas otorgadas por SHF fueron de 1,106 unidades alcanzando $ 342.3 millones de pesos, lo que representa un decremento del 6.3% en ingresos con respecto al año anterior. Fovissste registró 348 unidades, alcanzando ingresos por $ 96.1 millones de pesos.

El precio promedio fue de $ 328.2 miles de pesos lo que representa un incremento del 3.5% contra el año anterior. La excepción es el segmento residencial donde sigue el énfasis de la compañía por ofrecer un producto más accesible a menor precio. La estrategia es participar en un segmento donde hay mayor demanda y menor competencia.

El segmento de vivienda media, registró $ 391.5 millones de pesos de ingresos lo que representa un incremento del 60.1%. Se alcanzaron las 713 viviendas vendidas, es decir un 57.0% de crecimiento contra el año anterior; las cuales 477 fueron financiadas por la SHF. La apertura de nuevos desarrollos continúa fortaleciendo este segmento.

La vivienda de tipo residencial alcanzó $ 132.0 millones de pesos de ingresos, al vender 86 unidades en comparación con las 41 unidades registradas en el cuarto trimestre de 2003. Se continuará con el énfasis de ofrecer este tipo de vivienda a un precio de aproximadamente $ 1.5 millones. Este segmento incluirá en el futuro cercano productos inexistentes en el mercado al día de hoy. Tal es el caso de un proyecto residencial en el Edo. De Morelos el cual incluirá un campo de golf, residencias desarrolladas y lotes adyacentes a "fair way".

El detalle de las ventas se muestra a continuación:

	4to. Trim. 2004		4to.Trim 2003		4to.Trim. 2002	
	Unid.	Mill.$	Unid.	Mill.$	Unid.	Mill.$
Prosavi-Progresiva	820	156.2	680	126.3	783	136.5
Infonavit	2,133	590.4	1,873	551.6	2,281	605.9
SHF	1,106	342.3	1,202	365.2	1,074	312.8
Fovissste	348	96.1	798	236.3	597	151.6
Interés Social	3,587	1,028.8	3,873	1,153.1	3,952	1,070.3
Tipo Medio	713	391.5	454	244.5	699	299.1
Residencial	86	132.0	41	77.4	19	42.3
Terrenos Comer.	--	119.8	--	3.8		6.5
Total C/Promotor	5,206	1,828.3	5,048	1,605.1	5,453	1,554.7
Constructor	--	14.9	--	--	--	0.0
Arrend. Loc. Com	--	2.6	--	8.0	--	6.3
TOTAL	5,206	1,845.8	5,048	1,613.1	5,453	1,561.0

Al cuarto trimestre de 2004 se registró un incremento en precios promedio de 3.5%, el detalle se muestra a continuación:

	4to.Trim.2004 Miles.$	4to.Trim.2003 Miles.$	4to.Trim.2002 Miles.$	VAR% 04/03	VAR% 03/02
Prosavi-Progresiva	190.4	185.7	174.3	2.5	6.5
Infonavit	276.8	294.5	265.6	-6.0	10.9
SHF	309.5	303.8	291.3	1.9	4.3
Fovissste	276.1	296.1	253.9	-6.8	16.6
Interés Social	286.8	297.7	270.9	-3.7	9.9
Tipo Medio	549.1	538.6	427.8	2.0	25.9
Residencial	1,534.3	1,888.3	2,226.3	-18.7	-15.2
Total	328.2	317.2	283.9	3.5	11.7

Costo de Ventas
Al cuarto trimestre de 2004 el costo de ventas aumenta en 14.2% con respecto al mismo periodo del año anterior al registrar un monto de $1,307.5 millones de pesos representando el 70.8% con respecto a ventas, cifra que disminuyó en 0.2% con respecto al año anterior.

Utilidad Bruta:
Al cierre del cuarto trimestre de 2004, se tiene un margen bruto de 29.2% registrando $ 538.3 millones de pesos. Estos niveles representan una mejoría de 10 puntos base con respecto al 2003 debido a un mayor control de costos y mayores eficiencias en la construcción.

A continuación se muestra el detalle por tipo de vivienda:

	4to.Trim.2004	4to.Trim.2003	4to.Trim.2002	VAR PUNTOS 04-03	VAR PUNTOS 03-02
Prosavi-Progresiva	24.6%	24.1%	23.8%	0.5	0.3
Interés Social	28.8%	28.9%	28.8%	-0.1	0.1
Tipo Medio	30.4%	30.8%	30.2%	-0.4	0.6
Residencial	30.4%	30.6%	30.3%	-0.2	0.3
Promotor	28.9%	28.9%	28.8%	0.0	0.1
Constructor	30.6%	-	-	30.6	-
Terrenos Comer.	32.0%	40.9%	50.8%	-8.9	-9.9
Arrend. Loc. Com	47.1%	43.6%	46.4%	3.5	-2.8
TOTAL	29.2%	29.0%	28.8%	0.2	0.2

Gastos de Administración
Los gastos de administración incluyen, sueldos, salarios de personal técnico, administrativo y de ventas.
Los gastos de administración al cuarto trimestre de 2004 sumaron $ 136.5 millones de pesos. El gasto disminuyó en 2004 al pasar del 7.6% a 7.4%.

Utilidad de Operación
La utilidad de operación al cuarto trimestre de 2004 creció 16.4% en

comparación al cuarto trimestre del año anterior, derivado de la combinación de un eficiente control de costos de venta y gastos de administración.

EBITDA
Durante el cuarto trimestre de 2004 Consorcio ARA generó un EBITDA por $ 423.3 millones (22.9% de las ventas), 14.5% mayor con el correspondiente al cuarto trimestre del 2003, de los cuales sólo $ 21.5 millones de pesos son producto de la depreciación. El nivel de EBITDA alcanzado nos permite cubrir el rubro de intereses pagados en más de 26.4 veces.

Costo Integral de Financiamiento
El costo integral de financiamiento presenta un decremento del 73.6%, en relación con el cuarto trimestre de 2003, registrando un cargo neto de 1.4 millones de pesos. Así mismo, el retorno de la posición monetaria presenta un incremento considerable debido al eficiente uso de los recursos.

El detalle se muestra a continuación:

	4to.Trim. 2004	4to.Trim. 2003	4to.Trim. 2002	VAR % 04/03	VAR % 03/02
Intereses Pagados	16.0	11.9	17.2	34.4	-30.8
Intereses Ganados	22.7	12.9	14.2	75.9	-9.2
(Pérdida)Ut.Cambiaria	3.3	0.8	0.4	312.5	100.0
(Pérdida) Ut. Monetaria	-11.4	-7.1	-7.7	59.2	-7.8
Cto.Integral de Finac.	1.4	5.3	10.3	-73.6	-48.5

Impuestos
La compañía registró un total de impuestos $(66.9) millones de pesos menor, es decir, un decremento del 171.4% con respecto al cuarto trimestre de 2003. Esto es debido a la disminución en la tasa corporativa del 32% al 30%.

Utilidad Neta
La utilidad neta fue de $ 489.3 millones de pesos con un margen del 26.5% durante el cuarto trimestre de 2004, lo que representa un incremento del 69.5%.
La utilidad neta por acción de los últimos 12 meses es de 3.08.

El detalle se muestra a continuación:

		ENERO A DICIEMBRE DEL 2004
Utilidad Neta	Mayoritaria (pesos)	1,009,292,926
Acciones	(Promedio)	328,053,974
UPA		3.08

ESTADO DE RESULTADOS AL CUARTO TRIMESTRE DE 2004

	4to.Trim. 2004		4to.Trim. 2003		4to.Trim. 2002	
	Mill.de Pesos	%	Mill. de Pesos	%	Mill. de Pesos	%
Ingresos	1,845.8	100.0	1,613.1	100.0	1,560.9	100.0
Costo de Vtas	1,307.5	70.8	1,144.9	71.0	1,111.2	71.2
Utilidad Bruta	538.3	29.2	468.2	29.0	449.7	28.8
Gastos de Admon.	136.5	7.4	123.1	7.6	119.8	7.7
Utilidad de Operac	401.8	21.8	345.1	21.4	329.9	21.1
CIF	1.4	0.1	5.3	0.3	10.3	0.7
Otros Ingresos	-5.5	-0.3	42.7	2.6	15.8	1.0
Asoc. en Partic.	27.5	1.5	0.0	0.0	-3.8	-0.2
Ut.antes de Imp.	422.4	22.9	382.5	23.7	331.6	21.2
ISR Diferido	-128.9	-7.0	92.0	5.7	29.9	1.9
ISR,IMPAC y PTU	62.0	3.4	1.8	0.1	33.7	2.2
Total Impuestos	-66.9	-3.6	93.8	5.8	63.6	4.1
Utilidad Neta	489.3	26.5	288.7	17.9	268.0	17.2
Depreciación	21.5	1.2	24.7	1.5	16.2	1.0
EBITDA	423.3	22.9	369.8	22.9	346.1	22.2

RESULTADOS DE ENERO A DICIEMBRE 2004, 2003, 2002
COMPARATIVO DE UNIDADES Y VENTAS

	DIC 2004		DIC 2003		DIC 2002	
	Unid.	Mill.$	Unid.	Mill.$	Unid.	%
Prosavi-Progresiva	1,916	364.4	1,628	294.2	2,421	432.0
Infonavit	7,092	1,939.8	6,286	1,731.3	6,814	1,797.1
SHF	4,050	1,211.6	3,366	1,037.5	3,633	1,066.6
Fovissste	1,563	459.7	2,850	800.8	1,090	286.4
Interés Social	12,705	3,611.1	12,502	3,569.6	11,537	3,150.1
Tipo Medio	2,272	1,270.4	1,762	914.0	1,778	784.7
Residencial	211	348.7	128	249.8	79	184.0
Terrenos Comerciales	--	150.8	--	5.4	--	6.7
Total como Promotor	17,104	5,745.4	16,020	5,033.0	15,815	4,557.5
Constructor		22.2		10.6		0.6
Arrend. Loc. Com.		10.2		29.3		20.8
T O T A L	17,104	5,777.8	16,020	5,072.9	15,815	4,578.9

PRECIOS PROMEDIO
(MILES DE $)

	DIC. 2004	DIC. 2003	DIC. 2002	Var% 04/03	Var% 03/02
Prosavi-Progresiva	190.2	180.7	178.5	5.3	1.2
Infonavit	273.5	275.4	263.7	-0.7	4.4
SHF	299.2	308.2	293.6	-2.9	5.0
Fovissste	294.1	281.0	262.9	4.7	6.9
Interés Social	284.2	285.5	273.1	-0.5	4.6
Tipo Medio	559.2	518.8	441.4	7.8	17.5
Residencial	1,652.6	1,951.6	2,329.1	-15.3	-16.2
T O T A L	327.1	313.8	287.8	4.2	9.0

ESTADO DE RESULTADOS

	DIC 2004 Mill.de $	%	DIC 2003 Mill.de $	%	DIC 2002 Mill.de $	%
Ingresos	5,777.8	100.0	5,072.9	100.0	4,579.0	100.0
Costo de Ventas	4,098.6	70.9	3,609.6	71.2	3,273.0	71.5
Utilidad Bruta	1,679.2	29.1	1,463.3	28.8	1,306.0	28.5
Gastos de Administración	444.6	7.7	389.6	7.7	354.3	7.7
Utilidad de Operación	1,234.6	21.4	1,073.7	21.2	951.7	20.8
CIF	28.8	0.5	16.6	0.3	40.8	0.9
Otros Ingresos	3.4	0.1	76.2	1.5	24.4	0.5
Asoc. en Partic.	21.3	0.4	-	0.0	-4.2	-0.1
Utilidad antes de Impuestos	1,230.5	21.3	1,133.3	22.3	931.1	20.3
ISR Diferido	55.0	0.9	266.9	5.3	232.0	5.1
ISR, IMPAC y PTU	162.1	2.8	113.6	2.2	96.8	2.1
Total Impuestos	217.1	3.8	380.5	7.5	328.8	7.2
Utilidad Neta	1,013.4	17.5	752.8	14.8	602.3	13.2
Depreciación	75.3	1.3	71.6	1.4	56.7	1.2
EBITDA	1,309.9	22.7	1,145.3	22.6	1,008.4	22.0

II) Situación Financiera, Liquidez y Recursos de Capital.

Efectivo e Inversiones Temporales
Al 31 de diciembre de 2004 el nivel de efectivo e inversiones temporales registró $ 1,227.0 millones de pesos, cantidad superior en un 29.7% con respecto al mismo periodo de 2003. Este incremento se debe a una estupenda gestión de cobranza así como a la venta de terrenos comerciales por $ 150.8 millones de pesos.

Mantenemos una política prioritaria de reinversión de utilidades lo que nos permite satisfacer oportunamente los principales requerimientos de efectivo que se derivan de la construcción de viviendas, compra de terrenos y pago de proveedores sin necesidad de recurrir a financiamiento externo.

Cuentas por Cobrar
Se mantienen estrictas políticas de cobranza que tienen como propósito asegurar una recuperación de cartera de manera eficiente dando como resultado 2.9 meses de ventas por cobrar, aún dada la situación prevaleciente del retraso del Infonavit, durante el cuarto trimestre, ubicándonos como el líder en la cobranza dentro del sector.

Inventarios
Incluyen la reserva territorial que son el activo más importante de la empresa, así como las obras en proceso y almacén de materiales de construcción. Este rubro tuvo un incremento del 17.7%. Debido al incremento en obras de infraestructura realizadas en algunos desarrollos, así como la compra de nuevos terrenos ejidales y privados. Cabe destacar que actualmente contamos con la reserva territorial más importante de la industria, equivalente a 133,051 viviendas con una superficie de 30.8 millones de m2 distribuidas en las zonas geográficas de mayor desarrollo económico del país, como sigue:

	DIC 2004 unidades
Prosavi-Progresiva	30,785
Interés Social	90,144
Tipo Medio	8,311
Residencial	3,811
TOTAL	133,051

Y se encuentra distribuida geográficamente de la siguiente manera:

	Unidades	%
Valle de México	53,474	40.2
Quintana Roo	20,184	15.2
Baja California	11,664	8.8
Nuevo León	9,530	7.2
Morelos	6,351	4.8
Toluca, Edo. Mex	5,383	4.0
Puebla	5,369	4.0
Veracruz	4,456	3.3
Jalisco	3,414	2.6
Guanajuato	3,202	2.4
Sonora	2,822	2.1
Michoacán	2,278	1.7
Querétaro	1,651	1.2
Chihuahua	1,531	1.2
Guerrero	1,243	0.9
Distrito Federal	411	0.3
Sinaloa	48	0.0
Tabasco	40	0.0
T O T A L	133,051	100.0

Capacidad Instalada
Nuestra integración vertical nos permite generar importantes economías de escala. Es conveniente recordar que contamos con la capacidad instalada para producir la totalidad de nuestros requerimientos de concreto, lo que ubica a la compañía como uno de los cuatro principales productores de concreto en México.

Al 31 de diciembre de 2004 el rubro de inmuebles, planta y equipo suma un total de $ 510.7 millones de pesos mostrando un incremento del 3.0% con respecto al 31 de diciembre de 2003. La inversión neta en maquinaria y equipo fue de $ 90.0 millones de pesos y representa el 1.1% del total de activos. Este rubro incluye la planta de mantenimiento de maquinaria y cimbra (COMACI). Adicionalmente incluye áreas comerciales para el beneficio de nuestros clientes. Dichas áreas comerciales son llevadas a cabo por Promotora y Desarrolladora de Centros Comerciales S.A. de C.V. (PDCC), subsidiaria de Consorcio ARA. El 11 de noviembre 2003, se firmó un convenio marco de coinversión (50% / 50%) con ONAPP México Retail, LLC. para el desarrollo y operación de centros comerciales. El convenio contempla inversiones por cerca de 100 millones de dólares en los próximos cuatro años.

Proveedores
Como apoyo a nuestros proveedores, nos integramos al programa de Cadenas Productivas de Nacional Financiera (Nafinsa) en donde podrán acceder a diversos servicios financieros al amparo de la relación comercial que mantenemos con ellos.
El total de proveedores a Corto Plazo y Largo Plazo ascienden a $ 317.2 millones de pesos al cuarto trimestre de 2004, con una rotación de 30 días, en comparación con el registrado al cuarto trimestre de 2003 por la cantidad de $ 189.3 millones de pesos significando un incremento del 67.6%.

Deudas a CP y LP
Registramos deuda de Corto Plazo y Largo Plazo al 31 de diciembre de 2004 por un total de $ 175.2 millones de pesos derivado básicamente de contratos de arrendamiento financiero pactados para la compra de maquinaria y equipo de los cuales $ 38.4 millones corresponden a deuda de corto plazo.
Mantenemos una deuda con costo a capital contable de 3.1%; una deuda con costo a activo total de 2.1% y una deuda con costo a efectivo e inversiones temporales de 14.7%.
Asimismo, contamos con líneas de crédito vigentes con diversas instituciones financieras por un monto total de $ 1,711.3 millones. El pasivo total a capital contable es de 0.47 veces mostrando una estructura financiera sana.

Impuestos Diferidos
Sobre la base del principio contable D-4, los pasivos diferidos al 31 de diciembre de 2004 ascendieron a un total de $ 1,637.1 millones. Por este motivo el apalancamiento, calculado como total del pasivo a total de activo se ubica en 31.8%, si no tomáramos en cuenta estos pasivos diferidos el apalancamiento sería del 12.4%.

Capital Contable
El Capital Contable de Consorcio ARA creció 19.9% alcanzando los $ 5,747.1 millones de pesos al 31 de diciembre de 2004 impulsado principalmente por el nivel de utilidad neta registrada en el periodo.

Políticas de Tesorería
Consorcio ARA ha implementado una serie de políticas y procedimientos que tienen como objetivos asegurar la correcta administración del flujo de efectivo de cada una de las subsidiarias de manera centralizada.
Mantenemos un control estricto sobre la inversión de los excedentes de tesorería invirtiéndolos en instrumentos de alta calidad crediticia. Contamos con eficientes procesos de escrituración y cobranza apegados a estrictas políticas que regulan la operación.
Los pagos a proveedores de bienes y servicios se realizan bajo procedimientos y controles efectivos que nos aseguran cubrir de manera oportuna los

compromisos económicos adquiridos con ellos haciendo énfasis en el control de la salida de efectivo.

BALANCE GENERAL al 31 de DICIEMBRE 2004.

	2004 Mill.de Pesos	2003 Mill.de Pesos	2002 Mill.de Pesos
Activo Total	8,429.3	7,270.5	6,305.6
Activo Circulante	7,776.9	6,692.2	5,764.0
Efectivo e Inv. Temporales	1,227.0	946.0	869.8
Cuentas por Cobrar	1,372.9	1,336.5	1,198.9
Inventarios	5,057.8	4,295.8	3,557.0
Otros Activos Circulantes	119.3	113.9	138.3
Activos Fijos	652.4	578.3	541.6
Documento por cobrar a asoc.	106.0	73.4	-
Inmuebles y Equipo	510.7	495.9	539.7
Part. en Asoc.y Fideicomiso	35.7	9.0	1.9
Pasivo Total	2,682.2	2,476.2	2,138.2
Pasivo Circulante	908.3	720.8	673.0
Proveedores	266.9	189.3	172.2
Créditos Bancarios	-	-	0.7
Arrendamiento Financiero	38.4	31.1	18.5
Impuestos	71.3	34.3	39.9
Otros Pasivos Circulantes	531.7	466.1	441.7
Pasivo a Largo Plazo	136.8	89.5	39.6
Otros Créditos	14.1	14.1	0.0
Arrendamiento Financiero	72.4	75.4	39.6
Proveedores Terrenos Largo Plazo	50.3	-	-
Pasivos Diferidos	1,637.1	1,665.9	1,425.6
Capital Contable	5,747.1	4,794.3	4,167.4

Perspectivas y Tendencias
A partir del 2000, el Gobierno Federal estableció un ambicioso plan de construcción de viviendas para los próximos 6 años teniendo como meta la edificación de viviendas para el 2006, en donde el Infonavit, la Sociedad Hipotecaria Federal (SHF) y Fovissste juegan un papel importante. La participación, en aumento, de las Sociedades Financieras de Objeto Limitado y de la Banca, se reflejará en un mayor crecimiento al financiamiento de vivienda de tipo medio y residencial.

La evolución de las tasas de interés ha sido determinante para el crecimiento del sector. La disminución de las tasas interés de los créditos hipotecarios permiten acceder a segmentos de la población que aspiran contar con una vivienda de mayor valor a la que podrían acceder a través del financiamiento existente con anterioridad.

Tenemos una fuerte presencia en el área metropolitana del Valle de México, la franja norte con las maquiladoras y el sureste turístico del país donde se desarrollarán importantes proyectos de vivienda de interés social y tipo medio. Se continuará el énfasis de nuestra presencia en las regiones con evidente y prometedor desarrollo económico.

Backlog
Como parte importante en la operación de la empresa, mantenemos un backlog por 25,235 unidades, lo que representa un incremento del 17.0% en comparación con el año anterior, principalmente en los segmentos de Infonavit y la SHF. Esto es el equivalente a poco mas de un año de ventas futuras y sentimos que éste es un nivel óptimo, ya que es un Backlog de compromisos de hipoteca mas no de obra.

El detalle se muestra a continuación:

	4to.Trim 2004		4to.Trim 2003		Incremento
	Unid.	Mezcla %	Unid.	Mezcla %	%
Prosavi-Progresiva	1,217	4.8	566	2.6	115.0
Interés Social	17,012	67.4	14,881	69.0	14.3
Infonavit	5,092	20.2	4,702	21.8	8.3
SHF-Fovissste	11,920	47.2	10,179	47.2	17.1
Tipo Medio	6,826	27.1	5,766	26.8	18.4
Residencial	180	0.7	347	1.6	-48.1
TOTAL	25,235	100.0	21,560	100.0	17.0

III) Control Interno

Consorcio ARA tiene implementado un sistema de control interno alineado con los objetivos estratégicos de la Dirección, dicho sistema de control incluye políticas y procedimientos diseñados para la adecuada salvaguarda de sus bienes, la eficiencia y eficacia de sus operaciones y la emisión de información financiera, de conformidad con principios de contabilidad generalmente aceptados, así como con leyes y regulaciones aplicables; asimismo, el sistema de control ayuda a la Dirección de la Organización en la prevención y detección de errores e irregularidades.

Como apoyo al sistema de control interno, la Compañía cuenta con una Subdirección de Auditoría Interna, que en alineación a la gestión del Comité de Auditoría, tiene la función de realizar revisiones al cumplimiento de las políticas y procedimientos en las diferentes áreas de la Organización.

Aún y cuando la Compañía considera contar con un sistema de control interno eficiente, y en busca de mayor grado de adhesión a las recomendaciones del "Código de Mejores Prácticas Corporativas", el comité de auditoría sugirió contratar al despacho Galaz, Yamazaki, Ruiz Urquiza, S. C. firma miembro de Deloitte Touche Tohmatsu para realizar un diagnóstico sobre el sistema de control interno de la sociedad y sus subsidiarias. Actualmente y debido a la implementación de un nuevo "ERP" para la empresa, las políticas y procedimientos se encuentran en etapa de rediseño, por lo que el próximo año estarán adecuadas al nuevo ambiente tecnológico para los ciclos de ingresos, egresos, construcción, activo fijo, tesorería, inventarios, contabilidad y sueldos y salarios.

Asimismo, el Comité de Auditoría sometió a aprobación del Consejo de Administración los lineamientos generales del sistema de control interno, los

cuales fueron aprobados en la sesión de consejo del 19 de febrero de 2004.

Cualquier comentario e información adicional requerida favor de dirigirlo a:

Donald Forseck. Aarón Hernández.
Director de Finanzas Relación con Inversionistas
(5255) 5251 2970 (5255) 5596 8803
donald@ara.com.mx aaron@ara.com.mx

CONSORCIO ARA, S. A. DE C. V. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS AÑOS QUE TERMINARON EL 31 DE DICIEMBRE DE 2004 Y 2003
(EN MILES DE PESOS DE PODER ADQUISITIVO DEL 31 DE DICIEMBRE DE 2004)

1. ACTIVIDADES

CONSORCIO ARA, S. A. DE C. V. Y SUBSIDIARIAS (LA "COMPAÑÍA"), SE DEDICA A LA COMPRA DE TERRENOS, EL DISEÑO DE DESARROLLOS HABITACIONALES TANTO DE INTERÉS SOCIAL, MEDIO Y RESIDENCIAL, Y A LA CONSTRUCCIÓN, PROMOCIÓN Y COMERCIALIZACIÓN DE LOS MISMOS DESARROLLOS INDUSTRIALES Y TURÍSTICOS, ASÍ COMO AL ARRENDAMIENTO DE UNICENTROS Y MINICENTROS COMERCIALES.

LA COMPAÑÍA LLEVA A CABO LA CONSTRUCCIÓN DE SUS DESARROLLOS HABITACIONALES MEDIANTE LA CONTRATACIÓN DE SERVICIOS DE CONSTRUCCIÓN POR MEDIO DE CONTRATOS DE OBRA. DICHOS CONTRATOS OBLIGAN AL SUBCONTRATISTA A EJECUTAR POR SÍ MISMO O POR MEDIO DE TERCEROS LA OBRA CONVENIDA DE ACUERDO A LAS ESPECIFICACIONES TÉCNICAS REQUERIDAS POR LA COMPAÑÍA.

2. BASES DE PRESENTACIÓN

A. CONSOLIDACIÓN DE ESTADOS FINANCIEROS - LOS ESTADOS FINANCIEROS CONSOLIDADOS INCLUYEN LOS DE CONSORCIO ARA, S. A. DE C. V. (ARA) Y LOS DE SUS SUBSIDIARIAS, CUYA PARTICIPACIÓN ACCIONARIA EN SU CAPITAL SOCIAL SE MUESTRA A CONTINUACIÓN. LOS SALDOS Y OPERACIONES INTERCOMPAÑÍAS IMPORTANTES, HAN SIDO ELIMINADOS EN ESTOS ESTADOS FINANCIEROS CONSOLIDADOS.

GRUPO O SUBSIDIARIAS	PARTICIPACIÓN
CONSORCIO DE INGENIERÍA INTEGRAL, S. A. DE C. V. (CIISA)	99.6%
PROYECTOS URBANOS ECOLÓGICOS, S. A. DE C. V. (PUESA)	99.9%
CONSTRUCTORA Y URBANIZADORA ARA, S. A. DE C. V. (CUARA)	99.9%
INMOBILIARIA ACRE, S. A. DE C. V. (ACRE)	99.1%
ASESORÍA TÉCNICA Y ADMINISTRATIVA GAVI, S. A. DE C. V. (GAVI)	99.9%
COMERCIALIZACIÓN Y VENTAS, S. A. (COVENSA)	98.0%
PROMOTORA Y DESARROLLADORA DE CENTROS COMERCIALES, S. A. DE C. V. (PDCC)	99.9%

LA COMPAÑÍA CONSTITUYÓ A PDCC CON UNA PARTICIPACIÓN DEL 99.9% QUIEN A SU VEZ CONSOLIDA CON OTRAS SUBSIDIARIAS DE QUIENES POSEE EL 99.9% DE LAS ACCIONES. DICHAS COMPAÑÍAS SON: OPERADORA DE UNICENTROS Y LOCALES COMERCIALES, S.A. DE .C.V., COMPLEJO DE COMERCIO LAS AMÉRICAS, S.A. DE C.V. Y COMPLEJO COMERCIAL ECATEPEC, S. DE R. L. QUIENES SE DEDICAN AL ARRENDAMIENTO DE UNICENTROS Y MINICENTROS COMERCIALES, DE LOS CUALES SE PLANEA SU CONSTRUCCIÓN DESDE EL INICIO DE LOS DESARROLLOS HABITACIONALES. EL 11 DE NOVIEMBRE DE 2003 PDCC CELEBRÓ UN CONTRATO DENOMINADO "FRAMEWORK AGREEMENT" EN EL QUE SE ESTABLECEN LOS LINEAMIENTOS A SEGUIR PARA LLEVAR A CABO COINVERSIÓN EN FUTUROS PROYECTOS DE CONSTRUCCIÓN Y OPERACIÓN DE CENTROS COMERCIALES.

VENTA DE SUBSIDIARIA - CON FECHA 23 DE DICIEMBRE DE 2003, LA COMPAÑÍA VENDIÓ A UN TERCERO EL 50% DE LAS PARTES SOCIALES DE SU SUBSIDIARIA INDIRECTA CENTRO SAN MIGUEL, S. DE R. L. (ANTES CENTRO SAN MIGUEL, S. A. DE C. V.). EL PRECIO DE VENTA FUE DE $7,889, A ESA FECHA, EL CAPITAL CONTABLE TENÍA UN VALOR DE APROXIMADAMENTE $13,254, ASÍ MISMO SE LLEVÓ A

CABO EL RECONOCIMIENTO DE UNA UTILIDAD DIFERIDA POR GASTOS CAPITALIZADOS ANTES DE LA VENTA POR APROXIMADAMENTE $13,990 GENERANDO UNA UTILIDAD NETA POR VENTA DE ACCIONES EN SUBSIDIARIA DE APROXIMADAMENTE $8,695 EN EL ESTADO DE RESULTADOS EN OTROS INGRESOS. A PARTIR DEL 24 DE DICIEMBRE DE 2003, DICHA INVERSIÓN SE REGISTRA UTILIZANDO EL MÉTODO DE PARTICIPACIÓN.

B. UTILIDAD INTEGRAL - LA UTILIDAD INTEGRAL QUE SE PRESENTA EN LOS ESTADOS DE VARIACIONES EN EL CAPITAL CONTABLE ADJUNTOS, ES LA MODIFICACIÓN DEL CAPITAL CONTABLE DURANTE EL EJERCICIO POR CONCEPTOS QUE NO SON DISTRIBUCIONES A LOS ACCIONISTAS O MOVIMIENTOS DEL CAPITAL CONTRIBUIDO; SE INTEGRA POR LA UTILIDAD NETA DEL EJERCICIO MÁS OTRAS PARTIDAS QUE REPRESENTAN UNA GANANCIA O PÉRDIDA DEL MISMO PERIODO, QUE DE CONFORMIDAD CON LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS EN MÉXICO SE PRESENTAN DIRECTAMENTE EN EL CAPITAL CONTABLE, SIN AFECTAR EL ESTADO DE RESULTADOS. EN 2004 Y 2003, LAS OTRAS PARTIDAS DE UTILIDAD INTEGRAL ESTÁN REPRESENTADAS POR LA INSUFICIENCIA, EN LA ACTUALIZACIÓN DEL CAPITAL CONTABLE Y POR EL RESULTADO DE LA INVERSIÓN DE LOS ACCIONISTAS MINORITARIOS.

3. RESUMEN DE LAS PRINCIPALES POLÍTICAS CONTABLES

LAS POLÍTICAS CONTABLES DE LA COMPAÑÍA ESTÁN DE ACUERDO CON LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS EN MÉXICO, LOS CUALES REQUIEREN QUE LA ADMINISTRACIÓN DE LA COMPAÑÍA EFECTÚE CIERTAS ESTIMACIONES Y UTILICE DETERMINADOS SUPUESTOS PARA VALUAR ALGUNAS DE LAS PARTIDAS DE LOS ESTADOS FINANCIEROS Y PARA EFECTUAR LAS REVELACIONES QUE SE REQUIEREN EN LOS MISMOS. AUN CUANDO LOS RESULTADOS REALES PUEDEN DIFERIR DE DICHAS ESTIMACIONES, LA ADMINISTRACIÓN DE LA COMPAÑÍA CONSIDERA QUE LAS ESTIMACIONES Y SUPUESTOS UTILIZADOS FUERON LOS ADECUADOS EN LAS CIRCUNSTANCIAS. LAS PRINCIPALES POLÍTICAS CONTABLES SEGUIDAS POR LA COMPAÑÍA SON LAS SIGUIENTES:

A. CAMBIOS EN POLÍTICAS CONTABLES - A PARTIR DEL 1 DE ENERO DE 2004, LA COMPAÑÍA ADOPTÓ LAS DISPOSICIONES DEL BOLETÍN C-15 "DETERIORO EN EL VALOR DE LOS ACTIVOS DE LARGA DURACIÓN Y SU DISPOSICIÓN" ("C-15"). EL C-15 ESTABLECE, ENTRE OTROS ASPECTOS, NUEVAS REGLAS PARA EL CÁLCULO Y RECONOCIMIENTO DE PÉRDIDAS POR DETERIORO Y SU REVERSIÓN; ANTE LA PRESENCIA DE INDICIOS DE DETERIORO DE UN ACTIVO DE LARGA DURACIÓN EN USO, TANGIBLE E INTANGIBLE, INCLUYENDO EL CRÉDITO MERCANTIL, QUE NO SEAN DE CARÁCTER TEMPORAL, LAS ENTIDADES DEBEN DETERMINAR LA POSIBLE PÉRDIDA POR DETERIORO. PARA CALCULAR LA PÉRDIDA POR DETERIORO SE DEBE DETERMINAR EL VALOR DE RECUPERACIÓN, QUE AHORA SE DEFINE COMO EL MAYOR ENTRE EL PRECIO NETO DE VENTA DE UNA UNIDAD GENERADORA DE EFECTIVO Y SU VALOR DE USO. AL 31 DE DICIEMBRE DE 2004, LA COMPAÑÍA HA DETERMINADO QUE NO SE REQUIERE AJUSTE A RESULTADOS DERIVADO DE LA APLICACIÓN DEL C-15.

B. RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACIÓN - LA COMPAÑÍA ACTUALIZA SUS ESTADOS FINANCIEROS EN TÉRMINOS DE PESOS DE PODER ADQUISITIVO DE LA FECHA DEL ÚLTIMO BALANCE GENERAL QUE SE PRESENTA, RECONOCIENDO ASÍ LOS EFECTOS DE LA INFLACIÓN EN LA INFORMACIÓN FINANCIERA. EN CONSECUENCIA, LOS ESTADOS FINANCIEROS DEL AÑO ANTERIOR QUE SE PRESENTAN, TAMBIÉN HAN SIDO ACTUALIZADOS EN TÉRMINOS DEL MISMO PODER ADQUISITIVO Y SUS CIFRAS DIFIEREN DE LAS ORIGINALMENTE PRESENTADAS QUE ESTABAN EN PESOS DE PODER ADQUISITIVO DEL CIERRE DEL AÑO ANTERIOR. CONSECUENTEMENTE,

LAS CIFRAS DE LOS ESTADOS FINANCIEROS ADJUNTOS SON COMPARABLES, AL ESTAR TODAS EXPRESADAS EN PESOS CONSTANTES.

C. INVERSIONES TEMPORALES - SE VALÚAN AL COSTO DE ADQUISICIÓN, MÁS RENDIMIENTOS DEVENGADOS O A SU VALOR NETO DE REALIZACIÓN ESTIMADO, EL QUE SEA MENOR.

D. INSTRUMENTOS FINANCIEROS- LAS INVERSIONES EN INSTRUMENTOS FINANCIEROS QUE SON CONSERVADOS A SU VENCIMIENTO SE VALÚAN A SU COSTO DE ADQUISICIÓN. LOS RENDIMIENTOS Y COSTOS DE LOS INSTRUMENTOS FINANCIEROS SE RECONOCEN EN LOS RESULTADOS DEL EJERCICIO EN QUE SE DEVENGAN.

E. INVENTARIOS, TERRENOS PARA FUTURAS CONSTRUCCIONES Y COSTO DE VENTAS:

1. LAS OBRAS EN PROCESO Y MATERIALES PARA CONSTRUCCIÓN, SE VALÚAN A SU COSTO DE ADQUISICIÓN Y SE ACTUALIZAN UTILIZANDO UN ÍNDICE DE INFLACIÓN INTERNO CONFORME A LOS INSUMOS DE LOS MATERIALES DE CONSTRUCCIÓN. EL SALDO DE ESTA CUENTA REPRESENTA EL AVANCE DE OBRA EN FUNCIÓN AL COSTO REAL INCURRIDO. EL COSTO SE ACTUALIZA APLICANDO EL ÍNDICE DE INFLACIÓN INTERNO A LAS OBRAS EN PROCESO Y MATERIALES INCURRIDOS CONFORME EL PORCIENTO DE AVANCE DE OBRA EJECUTADA.

2. LOS TERRENOS EN PROCESO Y LA RESERVA TERRITORIAL PARA FUTURAS CONSTRUCCIONES SE VALÚAN A SU COSTO DE ADQUISICIÓN Y SE ACTUALIZAN A SU VALOR DE REPOSICIÓN DETERMINADO POR PERITOS INDEPENDIENTES. EL COSTO SE ACTUALIZA APLICANDO EL PORCIENTO DE AVANCE DE OBRA A LOS TERRENOS ACTUALIZADOS A VALOR DE REPOSICIÓN.

F. INVERSIÓN EN ACCIONES DE COMPAÑÍAS ASOCIADAS - LAS INVERSIONES EN ASOCIADAS EN LAS CUALES LA COMPAÑÍA TIENE INFLUENCIA SIGNIFICATIVA, PERO NO TIENE CONTROL, SE VALÚAN UTILIZANDO EL MÉTODO DE PARTICIPACIÓN, QUE INCLUYE EL COSTO MÁS LA PARTICIPACIÓN DE LA COMPAÑÍA EN LAS UTILIDADES NO DISTRIBUIDAS POSTERIORES A LA ADQUISICIÓN Y LA ACTUALIZACIÓN DEL CAPITAL CONTABLE. ESTA ACTUALIZACIÓN ES INHERENTE AL MÉTODO DE PARTICIPACIÓN, YA QUE LOS ESTADOS FINANCIEROS DE LA EMPRESA EN LA QUE SE REALIZA LA INVERSIÓN TAMBIÉN SE PREPARAN CONFORME AL BOLETÍN B-10.

G. INMUEBLES, MAQUINARIA Y EQUIPO - SE REGISTRAN AL COSTO DE ADQUISICIÓN, Y SE ACTUALIZAN APLICANDO FACTORES DERIVADOS DEL ÍNDICE NACIONAL DE PRECIOS AL CONSUMIDOR ("INPC"). LA DEPRECIACIÓN SE CALCULA CONFORME AL MÉTODO DE LÍNEA RECTA, CON BASE EN LA VIDA ÚTIL REMANENTE DE LOS ACTIVOS, COMO SIGUE:

	AÑOS PROMEDIO	
	2004	2003
EDIFICIO	38	30
MAQUINARIA Y EQUIPO	9	10
EQUIPO DE TRANSPORTE	4	4
MOBILIARIO Y EQUIPO DE OFICINA	7	8

H. DETERIORO DE ACTIVOS DE LARGA DURACIÓN EN USO- LA COMPAÑÍA REVISA EL VALOR EN LIBROS DE LOS ACTIVOS DE LARGA DURACIÓN EN USO, ANTE LA PRESENCIA DE ALGÚN INDICIO DE DETERIORO QUE PUDIERA INDICAR QUE EL VALOR EN LIBROS DE LOS MISMOS PUDIERA NO SER RECUPERABLE, CONSIDERANDO EL MAYOR DEL VALOR PRESENTE DE LOS FLUJOS NETOS DE EFECTIVOS FUTUROS O EL PRECIO NETO DE VENTA EN EL CASO DE SU EVENTUAL DISPOSICIÓN. EL DETERIORO SE REGISTRA CONSIDERANDO EL IMPORTE DEL VALOR EN LIBROS QUE EXCEDA AL MAYOR DE LOS VALORES ANTES MENCIONADOS. LOS INDICIOS DE DETERIORO QUE SE CONSIDERAN PARA ESTOS EFECTOS, SON ENTRE OTROS, LAS PÉRDIDAS DE OPERACIÓN O FLUJOS DE EFECTIVO NEGATIVOS EN EL PERIÓDO SI ES QUE ESTÁN CONBINADOS CON UN HISTORIAL O PROYECCIÓN DE PÉRDIDAS, DEPRECIACIONES Y AMORTIZACIONES CARGADAS A RESULTADOS QUE EN TÉRMINOS PORCENTUALES, EN RELACIÓN CON LOS INGRESOS, SEAN SUBSTANCIALMENTE SUPERIORES A LAS DE EJERCICIOS ANTERIORES, EFECTOS DE OBSOLESCENCIA, REDUCCIÓN EN LA DEMANDA DE LOS PRODUCTOS QUE SE FABRICAN, COMPETENCIA Y OTROS FACTORES ECONÓMICOS Y LEGALES.

I. OBLIGACIONES LABORALES AL RETIRO - EL PASIVO POR PRIMAS DE ANTIGÜEDAD Y EL PLAN PENSIONES, SE RECONOCEN COMO COSTO DURANTE LOS AÑOS DE SERVICIO DEL PERSONAL. EL PASIVO POR ESTAS OBLIGACIONES Y SU COSTO SE CALCULAN POR ACTUARIOS INDEPENDIENTES CON BASE EN EL MÉTODO DE CRÉDITO UNITARIO PROYECTADO UTILIZANDO TASAS DE INTERÉS REALES. POR LO TANTO, SE ESTÁ RECONOCIENDO EL PASIVO QUE A VALOR PRESENTE, SE ESTIMA CUBRIRÁ LA OBLIGACIÓN POR ESTOS BENEFICIOS A LA FECHA ESTIMADA DE RETIRO DEL CONJUNTO DE EMPLEADOS QUE LABORA EN LA COMPAÑÍA. LAS INDEMNIZACIONES SE CARGAN A LOS RESULTADOS CUANDO SE TOMA LA DECISIÓN DE PAGARLAS.

J. RECONOCIMIENTO DE INGRESOS Y COSTOS - LA COMPAÑÍA UTILIZA EL MÉTODO DE PORCIENTO DE AVANCE DE OBRA EJECUTADA PARA RECONOCER LOS INGRESOS Y COSTOS EN LAS ACTIVIDADES QUE REALIZA COMO PROMOTOR Y CONTRATISTA, MEDIANTE EL CUAL LOS INGRESOS ESPERADOS REPRESENTADOS POR EL PRECIO DE VENTA DE LAS VIVIENDAS, SON MULTIPLICADOS POR EL PORCIENTO DE AVANCE DE OBRA EJECUTADA, AL RESULTADO OBTENIDO SE LE APLICA EL PORCENTAJE DE COSTO ESPERADO EN CADA DESARROLLO, LA DIFERENCIA ENTRE INGRESO Y EL COSTO ASÍ OBTENIDO, CONSTITUYE EL RESULTADO BRUTO ACUMULADO. DE LOS RESULTADOS OBTENIDOS SE DISMINUIRÁN, EN SU CASO, LOS INGRESOS Y COSTOS RECONOCIDOS EN EJERCICIOS ANTERIORES PARA OBTENER LOS INGRESOS Y COSTOS DEL PERIODO A RECONOCER EN EL ESTADO DE RESULTADOS. EL MÉTODO DE PORCIENTO DE AVANCE DE OBRA EJECUTADA SE APLICA CUANDO SE HAYAN CUMPLIDO CON LAS SIGUIENTES CONDICIONES:

- EL CLIENTE HA ENTREGADO SU ENGANCHE (SI SE REQUIERE).
- EL CLIENTE HA FIRMADO EL CONTRATO DE COMPRA-VENTA RESPECTIVO, Y
- EL CLIENTE HA PRESENTADO TODA LA DOCUMENTACIÓN OFICIAL CORRESPONDIENTE QUE SE REQUIERE PARA OBTENER UN CRÉDITO (I) EN EL CASO DE VENTAS FINANCIADAS POR EL INSTITUTO NACIONAL DEL FONDO PARA LA VIVIENDA DE LOS TRABAJADORES (INFONAVIT) Y POR EL FONDO DE LA VIVIENDA DEL INSTITUTO DE SEGURIDAD Y SERVICIOS SOCIALES DE LOS TRABAJADORES DEL ESTADO (FOVISSSTE), EL COMPRADOR NECESITA OBTENER LA CALIFICACIÓN MÍNIMA APROBATORIA REQUERIDA; (II) EL CLIENTE HA OBTENIDO DE LA INSTITUCIÓN BANCARIA Y/O DE LA SOCIEDAD HIPOTECARIA FEDERAL (SHF) LA ASIGNACIÓN DE SU CRÉDITO, PARA LA ADQUISICIÓN DE

LA VIVIENDA; (III), (A) CUANDO EL COMPRADOR ADQUIERE EL TERRENO DE LA COMPAÑÍA, PRIMERO ES ESCRITURADO Y (B) OBTIENE UN PRÉSTAMO DE UNA INSTITUCIÓN BANCARIA PARA LA CONSTRUCCIÓN COMPLETA DE LA CASA Y EL BANCO COMIENZA A SUMINISTRAR ANTICIPOS A LA COMPAÑÍA EN BASE AL AVANCE DE OBRA EFECTUADA Y (IV)COFINANCIAMIENTO INFONAVIT, EL CLIENTE PERCIBE INGRESOS DE 7 A 10.9 SALARIOS MÍNIMOS MENSUALES, OBTIENE LA CALIFICACIÓN Y PRESENTA LA DOCUMENTACIÓN OFICIAL REQUERIDA PARA OBTENER UN CRÉDITO, EL CUAL ES OTORGADO CONJUNTAMENTE POR EL INFONAVIT Y POR UNA SOCIEDAD FINANCIERA DE OBJETO LIMITADO(SOFOL) Y/O UN BANCO.

LA COMPAÑÍA UTILIZA EL MÉTODO DE PORCIENTO DE AVANCE DE OBRA EJECUTADA PARA LOS COSTOS E INGRESOS INCURRIDOS EN LAS ACTIVIDADES QUE REALIZA COMO CONTRATISTA, DE ACUERDO A LOS CONTRATOS QUE EFECTÚE.

LOS COSTOS DE LOS CONTRATOS INCLUYEN TODOS LOS MATERIALES DIRECTOS, MANO DE OBRA Y TODOS LOS COSTOS INDIRECTOS RELACIONADOS CON EL DESARROLLO DE LOS PROYECTOS, TALES COMO MANO DE OBRA INDIRECTA, COMPRAS, EQUIPO, REPARACIONES Y DEPRECIACIÓN. LOS GASTOS GENERALES Y DE ADMINISTRACIÓN SON CARGADOS A RESULTADOS CUANDO SE INCURREN. LAS PROVISIONES PARA PÉRDIDAS EN ESTIMACIONES O CONTRATOS NO TERMINADOS SON RECONOCIDAS EN EL PERIODO EN QUE SON DETERMINADAS.

LOS INGRESOS POR ARRENDAMIENTO DE UNICENTROS Y MINICENTROS COMERCIALES SE RECONOCEN CONFORME SE DEVENGAN (VER NOTAS 17 Y 22).

K. IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO Y PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES - EL IMPUESTO SOBRE LA RENTA (ISR) Y LA PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES (PTU), SE REGISTRAN EN LOS RESULTADOS DEL AÑO EN QUE SE CAUSAN, Y SE RECONOCE EL ISR DIFERIDO PROVENIENTE DE LAS DIFERENCIAS TEMPORALES QUE RESULTAN DE LA COMPARACIÓN DE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS, Y EN SU CASO, SE INCLUYE EL BENEFICIO DE LAS PÉRDIDAS FISCALES POR AMORTIZAR. EL ISR DIFERIDO ACTIVO, SE REGISTRA SÓLO CUANDO EXISTE ALTA PROBABILIDAD DE QUE PUEDA RECUPERARSE. SE RECONOCE LA PTU DIFERIDA PROVENIENTE DE LAS DIFERENCIAS TEMPORALES ENTRE EL RESULTADO CONTABLE Y LA RENTA GRAVABLE, SÓLO CUANDO SE PUEDA PRESUMIR RAZONABLEMENTE QUE VAN PROVOCAR UN PASIVO O BENEFICIO, Y NO EXISTA ALGÚN INDICIO DE QUE VAYA A CAMBIAR ESA SITUACIÓN, DE TAL MANERA QUE LOS PASIVOS O LOS BENEFICIOS NO SE MATERIALICEN.

EL IMPUESTO AL ACTIVO (IMPAC) PAGADO QUE SE ESPERA RECUPERAR, SE REGISTRA COMO UN ANTICIPO DE ISR Y SE PRESENTA EN EL BALANCE GENERAL DISMINUYENDO EL PASIVO POR ISR DIFERIDO.

L. OPERACIONES EN MONEDA EXTRANJERA - LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN AL TIPO DE CAMBIO VIGENTE A LA FECHA DE SU CELEBRACIÓN. LOS ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA SE VALÚAN EN MONEDA NACIONAL AL TIPO DE CAMBIO VIGENTE A LA FECHA DE LOS ESTADOS FINANCIEROS. LAS FLUCTUACIONES CAMBIARIAS SE REGISTRAN EN LOS RESULTADOS.

M. INSUFICIENCIA EN LA ACTUALIZACIÓN DEL CAPITAL CONTABLE - SE INTEGRA DEL RESULTADO POR POSICIÓN MONETARIA ACUMULADO HASTA LA PRIMERA ACTUALIZACIÓN Y LA PÉRDIDA POR TENENCIA DE ACTIVOS NO MONETARIOS QUE REPRESENTA EL CAMBIO EN EL NIVEL ESPECÍFICO DE PRECIOS DE LOS TERRENOS QUE SE INCREMENTÓ POR DEBAJO DE LA INFLACIÓN.

N. RESULTADO POR POSICIÓN MONETARIA - EL RESULTADO POR POSICIÓN MONETARIA, QUE REPRESENTA LA EROSIÓN DEL PODER ADQUISITIVO DE LAS PARTIDAS MONETARIAS ORIGINADA POR LA INFLACIÓN, SE CALCULA APLICANDO FACTORES DERIVADOS DEL INPC A LA POSICIÓN MONETARIA NETA MENSUAL. LA PÉRDIDA SE ORIGINA DE MANTENER UNA POSICIÓN MONETARIA ACTIVA NETA.

O. UTILIDAD POR ACCIÓN - LA UTILIDAD BÁSICA POR ACCIÓN ORDINARIA SE CALCULA DIVIDIENDO LA UTILIDAD NETA MAYORITARIA ENTRE EL PROMEDIO PONDERADO DE ACCIONES ORDINARIAS EN CIRCULACIÓN DURANTE EL EJERCICIO.

4. INVERSIONES TEMPORALES Y EFECTIVO

	2004	2003
INVERSIONES TEMPORALES (1)	$1,176,656	$ 878,992
EFECTIVO	50,364	66,967
	$1,227,020	$ 945,959

(1) INCLUYE $94,870 QUE SE ENCUENTRAN REPRESENTADOS POR CERTIFICADOS BURSÁTILES DE INDEMNIZACIÓN CARRETERA SEGREGABLES ("CBICS"), EMITIDOS POR EL BANCO NACIONAL DE OBRAS Y SERVICIOS PÚBLICOS, S. N. C. LOS CUALES GENERAN UNA TASA DE INTERÉS ANUAL DEL 4%. LA COMPAÑÍA HA DECIDIDO CONSERVAR DICHOS INSTRUMENTOS A SU VENCIMIENTO, LOS BENEFICIOS QUE OBTENDRÁ, ADEMÁS DE LOS INTERESES GENERADOS SERÁ EL MONTO DE LA INFLACIÓN DEL PERÍODO DE VIGENCIA DE LOS CBICS. ESTA INVERSIÓN NO TIENE LIMITACIÓN PARA LLEVAR A CABO SU REALIZACIÓN EN EL CORTO PLAZO.

5. CLIENTES

	2004	2003
COMO PROMOTOR:		
CLIENTES POR AVANCE DE OBRA	$1,384,549	$1,348,598
COMO CONTRATISTA:		
ESTIMACIONES POR COBRAR	4,546	1,058
	1,389,095	1,349,656
ESTIMACIÓN PARA CUENTAS DE COBRO DUDOSO	(3,568)	(573)
ESTIMACIÓN PARA CANCELACIÓN DE CONTRATOS	(12,676)	(12,597)
	$1,372,851	$1,336,486

6. INVENTARIOS Y TERRENOS PARA FUTURAS CONSTRUCCIONES

A. LOS INVENTARIOS SE ANALIZAN COMO SIGUE:

	2004	2003
OBRAS EN PROCESO	$1,648,984	$1,390,875
TERRENOS EN PROCESO DE DESARROLLO	1,460,189	1,177,825
TERRENOS PARA FUTURAS CONSTRUCCIONES A CORTO PLAZO	1,221,308	1,044,868
ALMACEN DE MATERIALES PARA CONSTRUCCIÓN	120,394	93,303
ANTICIPO A PROVEEDORES	169,903	249,440
	4,620,778	3,956,311
TERRENO PARA FUTURAS CONSTRUCCIONES A LARGO PLAZO	436,991	339,538
	$5,057,769	$4,295,849

B. LA COMPAÑÍA SIGUE LA POLÍTICA DE LOCALIZAR Y ADQUIRIR TERRENOS CADA AÑO, TENIENDO COMO OBJETIVO QUE LOS TERRENOS PARA FUTURAS CONSTRUCCIONES PUEDAN TENER UN PERIODO DE CONSTRUCCIÓN Y DESARROLLO DE VIVIENDAS, CLASIFICANDO DENTRO DEL CORTO PLAZO AQUELLOS TERRENOS QUE ACTUALMENTE SE ESTÁN DESARROLLANDO O QUE SE ESTIMA SE VAN A DESARROLLAR DENTRO DEL SIGUIENTE AÑO Y A LARGO PLAZO AQUELLOS TERRENOS POR LOS CUALES AÚN NO EXISTEN PLANES PARA SU DESARROLLO.

C. DURANTE EL EJERCICIO LA COMPAÑÍA ADQUIRIÓ UN TERRENO POR UN VALOR DE $140,995 EL CUAL SE OTORGÓ EN GARANTÍA HIPOTECARIA PARA ASEGURAR EL PAGO DEL MISMO. EL MONTO PENDIENTE DE PAGO AL 31 DE DICIEMBRE DE 2004 ES DE 6,270 MILES DE DÓLARES AMERICANOS EQUIVALENTE A $69,910, DE LOS CUALES $34,955 SE PRESENTA DENTRO DEL RUBRO DE PROVEEDORES Y $34,955 EN OTROS CRÉDITOS.

D. EN DICIEMBRE DE 2004, LA COMPAÑÍA ADQUIRIÓ UN TERRENO POR $138,015, POR EL QUE NO SE HA REALIZADO EL TRASLADO DE DOMINIO DE PROPIEDAD SINO HASTA EL MOMENTO DE SU LIQUIDACIÓN. EL IMPORTE POR PAGAR AL 31 DE DICIEMBRE DE 2004, ES DE $82,809 QUE SE PRESENTA DENTRO DEL RUBRO DE PROVEEDORES.

7. OTROS ACTIVOS

	2004	2003
OTRAS CUENTAS POR COBRAR	$ 4,577	$ 11,516
IMPUESTOS POR RECUPERAR (PRINCIPALMENTE IVA, ISR E IMPAC)	25,511	21,791
PAGOS ANTICIPADOS	10,920	11,948
DEPÓSITOS EN GARANTÍA	42,600	47,247
	$ 83,608	$ 92,502

8. INVERSIÓN EN ACCIONES DE COMPAÑÍAS ASOCIADAS

LAS INVERSIONES EN ACCIONES DE COMPAÑÍAS ASOCIADAS QUE SE VALÚAN A TRAVÉS DEL MÉTODO DE PARTICIPACIÓN SON:

COMPAÑIA ASOCIADA	% DE PART.	VALOR CONTABLE DE LA PARTICIPACIÓN 2004	2003	PARTICIPACIÓN EN LOS RESULTADOS 2004	2003
CENTRO SAN MIGUEL, S. DE R. L.(1)(CSM)	50.00	$ 6,278	$ 9,051	$(2,772)	$ -
CENTRO REGIONAL LAS AMERICAS, S. DE R. L.(2)(CRAS)	50.00	24,077	-	24,073	-
HABITANIA MONTES DE OCA, S. A. DE C. V. (3) (NO AUDITADA)	33.00	5,400	-	-	-
		$ 35,755	$ 9,051	$21,301	$ -

(1) LA COMPAÑÍA MANTIENE ESTA INVERSIÓN A PARTIR DEL 24 DE DICIEMBRE DE 2003 Y TIENE POR OBJETO LA ADMINISTRACIÓN Y ARRENDAMIENTO DE UN CENTRO COMERCIAL. EL IMPORTE BASE DEL MÉTODO DE PARTICIPACIÓN ERA DEL 99.9% DEL CAPITAL CONTABLE HASTA EL 31 DE DICIEMBRE DE 2003. A PARTIR DEL 1 DE ENERO DE 2004 SE APLICA EL 50% A LOS RESULTADOS DE LA INVERSIÓN.

(2) A PARTIR DEL 1 DE JULIO DE 2004, LA COMPAÑÍA PARTICIPA EN ESTA INVERSIÓN CUYO OBJETO PRINCIPAL ES LA CONSTRUCCIÓN, COMERCIALIZACIÓN, ARRENDAMIENTO Y ADMINISTRACIÓN, DE TODO TIPO DE PROYECTOS INMOBILIARIOS INCLUYENDO CENTROS COMERCIALES.

(3) A PARTIR DEL 9 DE SEPTIEMBRE 2004, LA COMPAÑÍA PARTICIPA EN ESTA INVERSIÓN CUYO OBJETO PRINCIPAL ES LA PLANEACIÓN, DESARROLLO, CONSTRUCCIÓN Y PROMOCIÓN DE UN CONDOMINIO QUE CONSTA DE 44 DEPARTAMENTOS.

9. INMUEBLES, MAQUINARIA Y EQUIPO

	2004	2003
EDIFICIO EN CONDOMINIO	$ 62,360	$ 36,996
EDIFICIO PARA ARRENDAMIENTO	35,506	23,728
MAQUINARIA Y EQUIPO	475,538	487,517
EQUIPO DE TRANSPORTE	56,225	49,540
MOBILIARIO Y EQUIPO DE OFICINA	50,913	49,198
	680,542	646,979
DEPRECIACIÓN ACUMULADA	(337,008)	(322,065)
	343,534	324,914
TERRENO	29,657	5,718
CONSTRUCCIÓN EN PROCESO	468	52,778
	$ 373,659	$ 383,410

EQUIPOS ADQUIRIDOS MEDIANTE CONTRATOS DE ARRENDAMIENTO FINANCIERO:

MAQUINARIA Y EQUIPO	126,880	85,111
EQUIPO DE TRANSPORTE	51,457	49,207
MOBILIARIO Y EQUIPO DE OFICINA	3,429	-
DEPRECIACIÓN ACUMULADA	(44,757)	(21,806)
	137,009	112,512
	$ 510,668	$ 495,922

10. CUENTAS Y DOCUMENTOS POR COBRAR A ASOCIADAS

	2004	2003
DOCUMENTOS POR COBRAR A CENTRO SAN MIGUEL, S. DE R. L. (1)	$ 84,710	$ 73,370
CUENTAS Y DOCUMENTOS POR COBRAR A CENTRO REGIONAL LAS AMERICAS, S.DE R.L. (CRAS) (2)	34,210	-
OTRAS CUENTAS POR COBRAR A CENTRO SAN MIGUEL, S. DE R. L.	20,265	21,038
OTRAS CUENTAS POR COBRAR	2,486	349
	141,671	94,757
MENOS CUENTA POR COBRAR A CORTO PLAZO	(35,650)	(21,387)
	$ 106,021	$ 73,370

(1) DEVENGA INTERESES A LA TASA ANUAL FIJA DEL 18%, EL VENCIMIENTO DE CAPITAL E INTERESES ES EL 23 DE DICIEMBRE DE 2013.

(2) CRAS TIENE CELEBRADO UN CONTRATO DE APERTURA DE CRÉDITO CON PDCC POR $230,000, CON FECHA LÍMITE PARA LA DISPOSICIÓN DEL MISMO EL 31 DE AGOSTO DE 2006. AL 31 DE DICIEMBRE DE 2004 CRAS HA DISPUESTO DE $19,626. LAS DISPOSICIONES DE EFECTIVO DEL CRÉDITO GENERAN INTERESES A LA TASA ANUAL DEL 21%. CRAS SE OBLIGA A DESTINAR LOS PRÉSTAMOS AL DESARROLLO DEL PROYECTO DENOMINADO "CENTRO COMERCIAL LAS AMÉRICAS" Y DEMÁS ACTIVIDADES MERCANTILES. EL PLAZO DE LAS DISPOSICIONES SERÁ DE ACUERDO CON LAS FECHAS DE VENCIMIENTO ESTABLECIDAS EN CADA DISPOSICIÓN.

11. INSTITUCIONES DE CRÉDITO

LA COMPAÑÍA CUENTA CON LÍNEAS DE CRÉDITO VIGENTES CON DIVERSAS INSTITUCIONES FINANCIERAS POR UN TOTAL DE APROXIMADAMENTE $1,711,300.

DURANTE EL EJERCICIO, LA COMPAÑÍA UTILIZÓ LAS LÍNEAS DE CRÉDITO DISPONIENDO POR UN MONTO DE $700,000, LOS CUALES FUERON LIQUIDADOS ANTES DEL 31 DE DICIEMBRE DE 2004.

12. IMPUESTOS Y GASTOS ACUMULADOS

	2004	2003
IMPUESTOS, EXCEPTO IMPUESTO SOBRE LA RENTA E IMPUESTO AL ACTIVO	$ 13,410	$ 15,852
GASTOS ACUMULADOS (INCLUYE PTU)	124,935	89,417
FONDOS RETENIDOS EN GARANTÍA	69,870	58,854
ANTICIPOS DE CLIENTES (NOTA 13)	323,546	301,995
	531,761	466,118
PORCIÓN CIRCULANTE DE OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO FINANCIERO	38,427	31,059
	$ 570,188	$ 497,177
	=========	=========

13. ANTICIPOS DE CLIENTES

AL 31 DE DICIEMBRE DE 2004 DENTRO DEL SALDO DE ANTICIPOS DE CLIENTES EXISTEN COMPROMISOS DE CONSTRUCCIÓN POR $ 74,145.

14. OBLIGACIONES POR CONTRATO DE ARRENDAMIENTO FINANCIERO

A. OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO FINANCIERO DE EQUIPO QUE TIENEN TASAS QUE VAN DEL 7.35% AL 10.38% DE INTERÉS ANUAL AL 31 DE DICIEMBRE DE 2004.

B. AL 31 DE DICIEMBRE DE 2004 Y 2003, LOS COMPROMISOS MÍNIMOS DE PAGO POR ARRENDAMIENTOS CAPITALIZABLES SON:

	2004	2003
ACREEDORES POR CONTRATOS DE ARRENDAMIENTO	$ 112,104	$ 109,625
INTERESES NO DEVENGADOS	(1,271)	(3,227)
VALOR PRESENTE DE LAS OBLIGACIONES	110,833	106,398
PORCIÓN CIRCULANTE DE LAS OBLIGACIONES	(38,427)	(31,059)
PORCIÓN A LARGO PLAZO DE ARRENDAMIENTO CAPITALIZABLE	$ 72,406	$ 75,339
	=========	=========

EL PASIVO POR CONTRATOS DE ARRENDAMIENTO CAPITALIZABLE QUE INCLUYE UNA OPCION DE COMPRA AL FINAL DEL AÑO POR $171 VENCE COMO SIGUE:

AÑO QUE TERMINARÁ EL 31 DE DICIEMBRE DE	
2006	$ 39,566
2007	25,331
2008	7,509
	$ 72,406
	=========

15. OBLIGACIONES LABORALES AL RETIRO

EL COSTO NETO DEL PERIÓDO POR LAS OBLIGACIONES DERIVADAS DEL PLAN DE PENSIONES Y PRIMAS DE ANTIGÜEDAD, ASCENDIÓ A $ 3,753 Y $3,117 EN 2004 Y 2003,RESPECTIVAMENTE. EL PASIVO POR ESTOS CONCEPTOS AL 31 DE DICIEMBRE DE 2004 Y 2003 FUE DE $1,344 Y $2,946, RESPECTIVAMENTE. POR EL PASIVO AL 31 DE DICIEMBRE DE 2004 Y 2003, EXISTE UN ACTIVO DE TRANSICIÓN POR LA MISMA CANTIDAD. OTRAS REVELACIONES QUE REQUIEREN LAS DISPOSICIONES CONTABLES SE CONSIDERAN POCO IMPORTANTES.

16. CAPITAL CONTABLE

A. EL CAPITAL CONTABLE DE LA COMPAÑÍA AL 31 DE DICIEMBRE DE 2004, SE ANALIZA COMO SIGUE:

	NÚMERO DE ACCIONES	VALOR NOMINAL	EFECTOS DE ACTUALIZACIÓN	TOTAL
CAPITAL SOCIAL:				
CAPITAL FIJO SERIE ÚNICA	328,143,174	$ 437,526	$ 517,233	$ 954,759
PRIMA EN SUSCRIPCIÓN DE ACCIONES		219,640	289,333	508,973
RESERVA PARA LA ADQUISICIÓN DE ACCIONES PROPIAS		48,680	40,380	89,060
PRIMA EN RECOLOCACIÓN DE ACCIONES RECOMPRADAS		17,848	2,899	20,747
UTILIDADES RETENIDAS		4,859,632	355,464	5,215,096
INSUFICIENCIA EN LA ACTUALIZACIÓN DEL CAPITAL CONTABLE		-	(229,534)	(229,534)
EFECTO ACUMULADO DE ISR DIFERIDO		(634,037)	(199,801)	(833,838)
INTERÉS MINORITARIO EN SUBSIDIARIAS CONSOLIDADAS		20,317	1,521	21,838
TOTAL	328,143,174	$4,969,606	$ 777,495	$5,747,101

B. DE ACUERDO CON LA RESOLUCIÓN ADOPTADA EN LA ASAMBLEA GENERAL ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS DE ARA CELEBRADA EL 22 DE ABRIL DE 2002, SE RESUELVE DESTINAR HASTA UN 20% DEL CAPITAL CONTABLE A LA COMPRA DE ACCIONES PROPIAS EN TÉRMINO DE LO PREVISTO EN EL ARTÍCULO 14 BIS 3, FRACCIÓN I DE LA LEY DE MERCADO DE VALORES.

C. EL CAPITAL SOCIAL AL 31 DE DICIEMBRE DE 2004 Y 2003 ESTA REPRESENTANDO POR 328,211,874 ACCIONES ORDINARIAS NOMINATIVAS, SIN EXPRESIÓN DE VALOR NOMINAL, SERIE ÚNICA, DE SUSCRIPCIÓN LIBRE, ÍNTEGRAMENTE SUSCRITAS Y PAGADAS.

D. DURANTE EL EJERCICIO DE 2004 Y 2003, LA COMPAÑÍA EFECTUÓ OPERACIONES DE COMPRA Y VENTA DE ACCIONES PROPIAS Y POR LAS CUALES INCURRIÓ EN UNA GANANCIA DE $957 Y $1,304 RESPECTIVAMENTE.

AL 31 DE DICIEMBRE DE 2004, LA COMPAÑÍA TENÍA 68,700 ACCIONES RECOMPRADAS, LAS CUALES ESTABAN PENDIENTES DE COLOCARSE A ESA FECHA. EL VALOR DE MERCADO DE LAS ACCIONES AL 31 DE DICIEMBRE DE 2004 FUE DE $33.50 POR ACCIÓN.

E. LAS UTILIDADES RETENIDAS INCLUYEN LA RESERVA LEGAL. DE ACUERDO CON LA LEY GENERAL DE SOCIEDADES MERCANTILES, DE LAS UTILIDADES NETAS DEL EJERCICIO DEBEN SEPARARSE UN 5% COMO MÍNIMO PARA FORMAR LA RESERVA LEGAL, HASTA QUE SU IMPORTE ASCIENDA AL 20% DEL CAPITAL SOCIAL. LA RESERVA LEGAL PUEDE CAPITALIZARSE, PERO NO DEBE REPARTIRSE A MENOS QUE SE DISUELVA LA SOCIEDAD, Y DEBE SER RECONSTITUIDA CUANDO DISMINUYA POR CUALQUIER MOTIVO. AL 31 DE DICIEMBRE DE 2004 Y 2003, SU IMPORTE ASCIENDE A $188,484 Y $152,852, RESPECTIVAMENTE.

F. LA DISTRIBUCIÓN DEL CAPITAL CONTABLE, EXCEPTO POR LOS IMPORTES ACTUALIZADOS DEL CAPITAL APORTADO Y DE LAS UTILIDADES RETENIDAS FISCALES, CAUSARÁ EL IMPUESTO SOBRE LA RENTA SOBRE DIVIDENDOS A CARGO DE LA COMPAÑÍA A LA TASA VIGENTE. EN EL AÑO DE 2004 LA TASA FUE DEL 33%,SE REDUCE LA TASA DEL ISR AL 30% PARA EL AÑO 2005 Y SE REDUCIRÁ EN UN PUNTO PORCENTUAL EN CADA AÑO, HASTA LLEGAR AL 28% A PARTIR DEL 2007, EN ADELANTE. EL IMPUESTO QUE SE PAGUE POR DICHA DISTRIBUCIÓN,SE PODRÁ ACREDITAR CONTRA EL IMPUESTO SOBRE LA RENTA DEL EJERCICIO EN EL QUE SE PAGUE EL IMPUESTO SOBRE DIVIDENDOS Y EN LOS DOS EJERCICIOS INMEDIATOS SIGUIENTES, CONTRA EL IMPUESTO DEL EJERCICIO Y LOS PAGOS PROVISIONALES DE LOS MISMOS.

G. EL CAPITAL DE APORTACIÓN QUE HA GENERADO EN FORMA INDIVIDUAL CONSORCIO ARA, S. A. DE C. V., Y LA UTILIDAD FISCAL NETA Y UTILIDAD FISCAL NETA REINVERTIDA CONSOLIDADA, SON COMO SIGUE:

	2004	2003
CUENTA DE CAPITAL DE APORTACIÓN	$ 1,267,279	$ 1,267,279
CUENTA DE UTILIDAD FISCAL NETA	707,663	427,397
CUENTA DE UTILIDAD FISCAL NETA REINVERTIDA	145,619	145,619
TOTAL	$ 2,120,561	$ 1,840,295

17. RENTAS POR COBRAR DE CONTRATOS DE ARREDAMIENTO

EL IMPORTE DE LA RENTAS PROVIENE DE ARRENDAMIENTOS DE UNICENTROS Y MINICENTROS COMERCIALES, LAS CUALES SE ESTABLECIERON AL INICIO DEL CONTRATO Y SE INCREMENTAN CONFORME A LA INFLACIÓN DEL AÑO, RENOVABLES EN FORMA ANUAL. EN 2005 EL MONTO DE LOS ARRENDAMIENTOS CONTRATADOS SERÁ DE APROXIMADAMENTE $9,300.

18. SALDOS Y OPERACIONES EN MONEDA EXTRANJERA

A. LA POSICIÓN MONETARIA EN MONEDA EXTRANJERA AL 31 DE DICIEMBRE ES:

	2004	2003
MILES DE DÓLARES ESTADOUNIDENSES		
ACTIVOS MONETARIOS	$ 9,203	$ 5,147
PASIVOS MONETARIOS	(12,050)	(1,427)
POSICIÓN (PASIVA) ACTIVA, NETA	(2,847)	3,720
EQUIVALENTE EN PESOS	$ (31,744)	$ 43,982

B. LAS OPERACIONES EN MONEDA EXTRANJERA FUERON COMO SIGUE:

	2004	2003
	(EN MILES DE DÓLARES AMERICANOS)	
COMPRAS Y ANTICIPOS DE TERRENOS EN MÉXICO	22,271	-
ADQUISICIÓN DE EQUIPO	3,073	4,402

C. LOS TIPOS DE CAMBIO VIGENTES A LA FECHA DE LOS ESTADOS FINANCIEROS Y A LA FECHA DE SU EMISIÓN FUERON COMO SIGUE:

	AL 31 DE DICIEMBRE DE 2004	2003	14 DE MARZO 2005
DÓLAR AMERICANO	$11.15	$11.24	$ 11.03

19. TRANSACCIONES CON PARTES RELACIONADAS

LA COMPAÑIA EFECTUÓ TRANSACCIONES CON LAS COMPAÑÍAS ASOCIADAS DURANTE EL CURSO NORMAL DE SUS OPERACIONES, COMO SIGUE:

	2004	2003
INGRESOS POR:		
SERVICIOS ADMINISTRATIVOS	$ 929	$ -
VENTA DE TERRENO	$ 117,862	$ -
INTERESES-NETO	$ 14,230	$ -
COSTOS POR:		
VENTA DE TERRENO	$ 80,145	$ -

20. OTROS INGRESOS, NETO

	2004	2003
GANANCIA EN VENTA DE ACCIONES DE SUBSIDIARIA	$ -	$ 8,695
OTROS-NETO (PRINCIPALMENTE POR COBRO DE EXCEDENTE EN GASTOS)	3,429	67,538
	$ 3,429	$ 76,233

21. IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO Y PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES

LA COMPAÑÍA Y SUS SUBSIDIARIAS ESTÁN SUJETAS, INDIVIDUALMENTE, AL IMPUESTO SOBRE LA RENTA (ISR) Y AL IMPUESTO AL ACTIVO (IMPAC). EL ISR SE CALCULA CONSIDERANDO COMO GRAVABLES O DEDUCIBLES CIERTOS EFECTOS DE LA INFLACIÓN, TALES COMO LA DEPRECIACIÓN CALCULADA SOBRE VALORES EN PRECIOS CONSTANTES Y LA DEDUCCIÓN DE COMPRAS EN LUGAR DE LOS COSTOS, LO QUE PERMITE DEDUCIR COSTOS ACTUALES, Y SE ACUMULA O DEDUCE EL EFECTO DE LA INFLACIÓN SOBRE CIERTOS ACTIVOS Y PASIVOS MONETARIOS A TRAVÉS DEL AJUSTE ANUAL POR INFLACIÓN, EL CUAL ES SIMILAR AL RESULTADO POR POSICIÓN MONETARIA.
LA TASA DEL ISR FUE DEL 33% EN 2004 Y 34% EN 2003. POR OTRA PARTE EL IMPAC SE CAUSA A RAZÓN DEL 1.8% DEL PROMEDIO NETO DE LA MAYORÍA DE LOS ACTIVOS (A VALORES ACTUALIZADOS) Y DE CIERTOS PASIVOS, Y SE PAGA ÚNICAMENTE POR EL MONTO EN QUE EXCEDA AL ISR DEL AÑO; CUALQUIER PAGO QUE SE EFECTÚE ES RECUPERABLE CONTRA EL MONTO EN QUE EL ISR EXCEDA AL IMPAC EN LOS DIEZ EJERCICIOS SUBSECUENTES.

EL 1 DE DICIEMBRE DE 2004 SE PUBLICARON MODIFICACIONES A LAS LEYES DEL ISR E IMPAC APLICABLES A PARTIR DE 2005, SIENDO LAS PRINCIPALES: A) SE REDUCE LA TASA DEL ISR AL 30% PARA EL AÑO 2005, A 29% EN 2006 Y A 28% DE 2007 EN ADELANTE; B)PARA EFECTOS DEL ISR SE DEDUCIRÁ EL COSTO DE VENTAS EN LUGAR DE LAS ADQUISICIONES DE LOS INVENTARIOS; C) EN 2005 SE PODRÁ OPTAR POR ACUMULAR EN UN PERIODO DE 4 A 12 AÑOS LOS INVENTARIOS AL 31 DE DICIEMBRE DE 2004, DETERMINADOS CON BASE EN LAS REGLAS FISCALES; AL OPTAR POR ACUMULAR LOS INVENTARIOS DE LA REGLA 106 Y LAS PÉRDIDAS FISCALES POR AMORTIZAR, Y SE PODRÁ DEDUCIR EL COSTO DE VENTAS DE LOS INVENTARIOS CONFORME SE ENAJENEN; D) A PARTIR DE 2006 SERÁ DEDUCIBLE EN SU TOTALIDAD LA PARTICIPACIÓN A LOS TRABAJADORES EN LAS UTILIDADES QUE SE PAGUE; Y E)SE INCLUYEN LOS PASIVOS BANCARIOS Y CON EXTRANJEROS PARA DETERMINAR LA BASE GRAVABLE DEL IMPAC.

A. EL ISR Y LA PTU, SE INTEGRAN COMO SIGUE:

	2004	2003
ISR:		
CAUSADO	$ 160,778	$ 112,372
DIFERIDO	245,982	265,877
EFECTO EN EL ISR DIFERIDO POR REDUCCIÓN DE TASAS	(192,625)	-
VARIACIÓN EN LA ESTIMACIÓN PARA VALUACIÓN DEL IMPUESTO AL ACTIVO Y PÉRDIDAS FISCALES POR RECUPERAR	1,648	1,037
	$ 215,783	$ 379,286

PTU CAUSADA	$ 1,352	$ 1,212
	==========	==========

PARA LA DETERMINACIÓN DEL ISR DIFERIDO AL 31 DE DICIEMBRE DE 2004, LA COMPAÑÍA APLICÓ LAS DIVERSAS TASAS QUE ESTARÁN VIGENTES A PARTIR DE 2005, A LAS DIFERENCIAS TEMPORALES, DE ACUERDO A SU FECHA ESTIMADA DE REVERSIÓN. ADICIONALMENTE, DE ACUERDO CON LAS DISPOSICIONES FISCALES EN VIGOR A PARTIR DE 2005, LA ADMINISTRACIÓN DE LA COMPAÑÍA DECIDIÓ OPTAR POR ACUMULAR EL INVENTARIO FISCAL AL 31 DE DICIEMBRE DE 2004 CON IMPORTE DE $4,794,985 EN UN PERIODO DE 11 AÑOS A PARTIR DEL EJERCICIO 2005, CALCULADO CON BASE EN LA ROTACIÓN DEL INVENTARIO SEGÚN LO ESTABLECIDO EN LA LEY DE IMPUESTO SOBRE LA RENTA, POR LO QUE SE DIFIERE EL EFECTO INICIAL DE LA NUEVA DISPOSICIÓN DE YA NO DEDUCIR LAS ADQUISICIONES DE INVENTARIOS. EL RESULTADO DERIVADO DE LA APLICACIÓN DE LAS DIVERSAS TASAS SE PRESENTA EN EL CUADRO ANTERIOR EN EL RUBRO EFECTO EN EL ISR DIFERIDO POR REDUCCIÓN DE TASAS.

DURANTE LOS AÑOS QUE TERMINARON EL 31 DE DICIEMBRE DE 2004 Y 2003, ALGUNAS COMPAÑÍAS AMORTIZARON PÉRDIDAS FISCALES A VALOR NOMINAL POR UN TOTAL DE $10,181 Y $1,059 RESPECTIVAMENTE. EL CORRESPONDIENTE BENEFICIO POR AMORTIZACIÓN DE PÉRDIDAS FISCALES SE DISMINUYÓ EN LA DETERMINACIÓN DEL IMPUESTO SOBRE LA RENTA DIFERIDO.

EL EFECTO EN EL ISR DIFERIDO POR REDUCCIÓN DE TASA DEL ISR EN 2003, SE DERIVA DEL RECÁLCULO DEL PASIVO POR IMPUESTO SOBRE LA RENTA DIFERIDO REGISTRADO AL 31 DE DICIEMBRE DE 2003, DEBIDO A LA REDUCCIÓN PAULATINA DE LA TASA DEL ISR. LAS DIVERSAS TASAS APLICABLES A PARTIR DE 2004, SE APLICARON A LAS DIFERENCIAS TEMPORALES DE ACUERDO A SU FECHA ESTIMADA DE REVERSIÓN.

B. LA CONCILIACIÓN DE LA TASA DEL ISR Y LA TASA EFECTIVA COMO UN PORCIENTO DE LA UTILIDAD ANTES DE ISR Y PTU DEL EJERCICIO DE 2004 SE MUESTRA A CONTINUACIÓN. LA TASA EFECTIVA DEL ISR DE 2003 TAMBIÉN DIFIERE DE LA TASA LEGAL AUNQUE EN UNA PROPORCIÓN MENOR A LA DE 2004, DEBIDO PRINCIPALMENTE A CIERTAS DIFERENCIAS PERMANENTES COMO GASTOS NO DEDUCIBLES Y EFECTOS DE INFLACIÓN.

	2004
TASA LEGAL	33.00%
MAS EFECTO DE DIFERENCIAS PERMANENTES, PRINCIPALMENTE GASTOS NO DEDUCIBLES	2.22
MENOS EFECTOS DE LA INFLACIÓN	(2.05)
EFECTO EN ISR DIFERIDO POR REDUCCIÓN DE TASAS	(15.63)
TASA EFECTIVA	17.54%
	======

C. LOS PRINCIPALES CONCEPTOS QUE ORIGINAN EL SALDO DEL PASIVO POR IMPUESTO SOBRE LA RENTA DIFERIDO, SON:

ISR DIFERIDO ACTIVO (PASIVO)

	2004	2003
IMPUESTO SOBRE LA RENTA DIFERIDO ACTIVO(PASIVO):		
INVENTARIOS Y TERRENOS PARA FUTURAS CONSTRUCCIONES	$(1,385,250)	$(1,336,197)
CLIENTES POR AVANCE DE OBRA	(335,340)	(400,806)
INMUEBLES, MAQUINARIA Y EQUIPO	(58,132)	(59,329)
ANTICIPOS DE CLIENTES	85,899	82,366
ESTIMACIÓN PARA CUENTAS DE COBRO DUDOSO Y PARA CANCELACIÓN DE CONTRATOS	4,873	4,346
OTROS, NETO	40,398	32,160
ISR DIFERIDO DE DIFERENCIAS TEMPORALES	(1,647,552)	(1,677,460)
EFECTO DE PÉRDIDAS FISCALES POR AMORTIZAR	25,969	22,043
IMPUESTO AL ACTIVO PAGADO POR RECUPERAR	16,432	13,607
	42,401	35,650
ESTIMACIÓN PARA VALUACIÓN DEL ACTIVO POR IMPUESTO SOBRE LA RENTA DIFERIDO (1)	(31,918)	(24,097)
PASIVO A LARGO PLAZO NETO	$(1,637,069)	$(1,665,907)

(1) LA ESTIMACIÓN PARA VALUACIÓN CORRESPONDE AL IMPUESTO SOBRE LA RENTA DIFERIDO ACTIVO DE CONSORCIO ARA, S. A. DE C. V. Y PDCC GENERADO EN FORMA INDIVIDUAL, CUYO BENEFICIO NO SE REGISTRÓ DEBIDO A LA INCERTIDUMBRE DE SU RECUPERACIÓN.

D. LOS BENEFICIOS DE LAS PÉRDIDAS FISCALES PENDIENTES DE AMORTIZAR Y EL IMPAC POR RECUPERAR POR LOS QUE YA SE HA RECONOCIDO PARCIALMENTE EL ACTIVO POR ISR DIFERIDO Y UN PAGO ANTICIPADO POR ISR, RESPECTIVAMENTE, PUEDEN RECUPERARSE CUMPLIENDO CON CIERTOS REQUISITOS. LOS AÑOS DE VENCIMIENTO Y SUS MONTOS ACTUALIZADOS AL 31 DE DICIEMBRE DE 2004 SON:

AÑO DE VENCIMIENTO	PÉRDIDAS AMORTIZABLES	IMPAC RECUPERABLE
2006	$ 25,354	$ 1,039
2007	-	517
2008	-	1,084
2009	18,667	1,428
2010	-	2,735
2011	-	2,477
2012	1,958	2,067
2013	11,802	2,262
2014	28,782	2,823
	$ 86,563	$ 16,432

22. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

LA COMPAÑÍA OPERA COMO PROMOTOR, CONTRATISTA Y ARRENDADOR, COMO SE EXPLICA EN LA NOTA 1. LA INFORMACIÓN RESPECTO A INGRESOS Y COSTOS RELATIVOS A TAL ACTIVIDAD, ES LA SIGUIENTE:

	2004	2003
INGRESOS		
COMO PROMOTOR	$ 5,745,363	$ 5,033,013
COMO CONTRATISTA	22,238	10,649
ARRENDAMIENTO DE CENTROS Y LOCALES COMERCIALES	10,192	29,279
	$ 5,777,793	$ 5,072,941
COSTOS		
COMO PROMOTOR	$ 4,078,029	$ 3,581,492
COMO CONTRATISTA	15,394	11,507
ARRENDAMIENTO DE CENTROS Y LOCALES COMERCIALES	5,138	16,567
	$ 4,098,561	$ 3,609,566

NO EXISTEN TRANSACCIONES IMPORTANTES REALIZADAS ENTRE LOS DIFERENTES SEGMENTOS DE NEGOCIO.

LOS INGRESOS COMO PROMOTOR, CONTRATISTA Y POR ARRENDAMIENTOS DE LA COMPAÑÍA SON REALIZADOS EN SU TOTALIDAD EN MÉXICO.

23. COMPROMISOS

A. FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN - LA COMPAÑÍA LLEVÓ A CABO UN CONTRATO DE FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN PARA EL DESARROLLO Y COMERCIALIZACIÓN DE UN CONJUNTO HABITACIONAL DE 765 CASAS HABITACIÓN DENOMINADO HACIENDA LA GLORIA EN CARRILLO PUERTO, QUERÉTARO. LAS PRINCIPALES CARACTERÍSTICAS DEL FIDEICOMISO SON:

PARTICIPANTES - LOS PARTICIPANTES SON: LACUPUESCO, S. A. DE C. V. (FIDEICOMITENTE Y FIDEICOMISARIA A) "LACUPUESCO"; PROMOTORA COMERCIAL DIECINUEVE, S. A. DE C. V. (FIDEICOMITENTE Y FIDEICOMISARIA B) "PC19"; CUARA (FIDEICOMITENTE Y FIDEICOMISARIA C) Y GRUPO FINANCIERO SANTANDER SERFÍN (FIDUCIARIA) "SANTANDER".

APORTACIONES - LAS APORTACIONES AL FIDEICOMISO DE CADA UNO DE LOS PARTICIPANTES SON COMO SIGUE: LACUPUESCO APORTA EL TERRENO EN QUERÉTARO CON UN VALOR DE $13,148, CUARA APORTA LA CONSTRUCCIÓN Y COMERCIALIZACIÓN DEL CONJUNTO HABITACIONAL CON RECURSOS PROPIOS, Y PC19 APORTA EL TÍTULO DE CONCESIÓN DE LOS DERECHOS DE AGUA.

CONTRAPRESTACIÓN - POR LA VENTA O TRANSMISIÓN DE LAS UNIDADES HABITACIONALES LACUPUESCO RECIBE 15% Y CUARA EL 85% SOBRE EL PRECIO DE VENTA.

VIGENCIA - EL CONTRATO TENDRÁ UNA VIGENCIA 36 MESES CONTADOS A PARTIR DE LA FECHA DE OBTENCIÓN DE LA LICENCIA DE CONSTRUCCIÓN (23 DE DICIEMBRE DE 2003). EN CASO DE QUE AL TÉRMINO DE ESTE PLAZO NO SE HAYA CONCLUIDO EL CONJUNTO HABITACIONAL, O TODAVÍA HUBIERE CASAS QUE NO SE HAYAN VENDIDO O TRANSMITIDO (POR ESTAR EN PROCESO DE CONSTRUCCIÓN O BIEN PORQUE NI SIQUIERA SE HAYA INICIADO LA CONSTRUCCIÓN), LACUPUESCO TENDRÁ LA FACULTAD DE PRORROGAR EL CONTRATO POR 6 MESES MÁS, O BIEN, SOLICITAR LA LIQUIDACIÓN DEL 15% PACTADO DE ACUERDO AL ÚLTIMO PRECIO DE VENTA REPORTADO. AL 31 DE DICIEMBRE DE 2004 SE HABÍAN REGISTRADO POR PORCIENTO DE AVANCE DE OBRA EJECUTADA 251 CASAS POR UN IMPORTE DE $553 POR VIVIENDA.

B. FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN - EN OCTUBRE DE 2003, LA COMPAÑÍA LLEVÓ A CABO UN CONTRATO DE FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN PARA EL DESARROLLO Y COMERCIALIZACIÓN DE UN CONJUNTO HABITACIONAL DESTINADO A LOS TRABAJADORES DEL GOBIERNO DEL ESTADO DE MICHOACÁN Y DE LOCALES COMERCIALES EN CAPULA, MORELIA. EL DESARROLLO SE DIVIDE EN EL PROYECTO ARA, EL PROYECTO SARE, UN ÁREA COMERCIAL BÁSICA, UN ÁREA COMERCIAL Y TIERRA BREÑA. LAS PRINCIPALES CARACTERÍSTICAS DEL FIDEICOMISO SON:

PARTICIPANTES - LOS PARTICIPANTES SON: INSTITUTO DE VIVIENDA DEL ESTADO DE MICHOACÁN DE OCAMPO (FIDEICOMITENTE Y FIDEICOMISARIA A) "IVEMO"; CIISA (FIDEICOMITENTE Y FIDEICOMISARIA B); FISARE, S. A. DE C. V. (FIDEICOMITENTE Y FIDEICOMISARIA C) "FISARE" Y BANCO AZTECA, S. A. (FIDUCIARIA) "BANCO AZTECA".

APORTACIONES - LAS APORTACIONES AL FIDEICOMISO DE CADA UNO DE LOS PARTICIPANTES SON COMO SIGUE: IVEMO APORTA EL TERRENO EN CAPULA, MORELIA (EL "INMUEBLE") Y LA CONCESIÓN DE LOS DERECHOS DE AGUA, CIISA Y SARE APORTAN CADA UNO EL 50% DE LA URBANIZACIÓN, EDIFICACIÓN Y OBRAS INTERNAS EN LOS PROYECTOS ARA Y SARE, RESPECTIVAMENTE.

CONTRAPRESTACIÓN - POR LA VENTA O TRANSMISIÓN DE LAS UNIDADES HABITACIONALES EN LOS PROYECTOS ARA Y SARE, IVEMO RECIBE EL 8% DEL PRECIO DE VENTA DE CADA VIVIENDA, Y CIISA Y SARE RECIBEN CADA UNO EL 92%, RESPECTIVAMENTE.

EL ÁREA COMERCIAL, TIERRA BREÑA Y ÁREA COMERCIAL BÁSICA SERÁN REVERTIDAS A IVEMO.

VIGENCIA - EL FIDEICOMISO TENDRÁ LA DURACIÓN NECESARIA PARA EL CUMPLIMIENTO DE SUS FINALIDADES. IVEMO SE RESERVA LA FACULTAD PARA REVERTIR PARTE O LA TOTALIDAD DEL INMUEBLE SIEMPRE Y CUANDO ESTE NO HAYA SIDO COMPROMETIDO CON TERCEROS ADQUIRENTES Y RESTITUIR LOS GASTOS EN INVERSIONES QUE CIISA Y SARE HUBIEREN REALIZADO EN LAS OBRAS DE URBANIZACIÓN. AL 31 DE DICIEMBRE DE 2004 SE HABÍAN REGISTRADO POR PORCIENTO DE AVANCE DE OBRA EJECUTADA 24 CASAS POR UN IMPORTE DE $255 POR VIVIENDA.

C. SE TIENEN COMPROMISOS DE ASIGNACIÓN DE CRÉDITOS LOS CUALES ESTÁN DETERMINADOS EN FUNCIÓN DEL NÚMERO DE CASAS NO VENDIDAS, POR LAS CUALES LA COMPAÑÍA HA RECIBIDO CONFIRMACIÓN DE LA SHF, FOVISSSTE E INFONAVIT, PARA QUE UNA VEZ SELECCIONADOS LOS COMPRADORES QUE REÚNAN LOS REQUISITOS LES SEAN ASIGNADOS LOS CRÉDITOS HIPOTECARIOS. AL 31 DE DICIEMBRE DE 2004, LAS CONFIRMACIONES RECIBIDAS POR LA COMPAÑÍA SON PARA LA VENTA DE 25,235 VIVIENDAS CUYO PRECIO SE ESTIMA EN $9,111,020.

D. LA COMPAÑÍA ARRIENDA OFICINAS DONDE REALIZA SUS ACTIVIDADES ADMINISTRATIVAS Y DE VENTA. LOS GASTOS POR RENTA ASCENDIERON A $10,225 EN 2004 Y $12,742 EN 2003, LOS CONTRATOS DE ARRENDAMIENTO SON RENOVABLES EN FORMA ANUAL.

E. FIDEICOMISO TRASLATIVO DE DOMINIO Y DE ADMINISTRACIÓN - CIISA CELEBRÓ UN CONTRATO DE FIDEICOMISO TRASLATIVO DE DOMINIO Y DE ADMINISTRACIÓN EL 18 DE AGOSTO DE 2004 CON UNA TIENDA DEPARTAMENTAL Y BANCO J. P. MORGAN, S. A. INSTITUCIÓN DE BANCA MÚLTIPLE, J. P. MORGAN GRUPO FINANCIERO, DIVISIÓN FIDUCIARIO, MEDIANTE EL CUAL SE TRANSMITE UNA PARTE DEL TERRENO LAS AMÉRICAS A LA TIENDA DEPARTAMENTAL, EN EL QUE SE DESARROLLARÁ EL CENTRO COMERCIAL LAS AMÉRICAS.

LAS OBLIGACIONES PARA CIISA O SU AFILIADA CRAS SON ENTRE OTRAS, A) LA OBLIGACIÓN LLEVAR A CABO A SU CARGO Y POR SU CUENTA LA CONSTRUCCIÓN Y MEJORAS DEL CENTRO COMERCIAL (EXCEPTO LA TIENDA DEPARTAMENTAL), SU ESTACIONAMIENTO INCLUYENDO EL DE LA TIENDA DEPARTAMENTAL, DE CONFORMIDAD CON EL PROYECTO EJECUTIVO RESPECTIVO; B) EN SU MOMENTO OPERAR EL CENTRO COMERCIAL (EXCEPTO POR EL ALMACÉN DE LA TIENDA DEPARTAMENTAL).

24. NUEVOS PRONUNCIAMIENTOS CONTABLES

EN MAYO DE 2004, EL INSTITUTO MEXICANO DE CONTADORES PÚBLICOS ("IMCP") EMITIÓ EL BOLETÍN B-7 "ADQUISICIONES DE NEGOCIOS" ("B-7"), DE APLICACIÓN OBLIGATORIA PARA ESTADOS FINANCIEROS DE PERIODOS QUE INICIEN EL 1 DE ENERO DE 2005, AUNQUE SE RECOMIENDA SU APLICACIÓN ANTICIPADA. EL B-7 PROPORCIONA REGLAS ACTUALIZADAS PARA EL TRATAMIENTO CONTABLE DE ADQUISICIONES DE NEGOCIOS E INVERSIONES EN ENTIDADES ASOCIADAS Y ESTABLECE, ENTRE OTROS ASPECTOS: LA ADOPCIÓN DEL MÉTODO DE COMPRA COMO REGLA ÚNICA DE VALUACIÓN DE ESTAS OPERACIONES; SE ELIMINA LA AMORTIZACIÓN DEL CRÉDITO MERCANTIL, EL CUAL DEBE SUJETARSE A REGLAS DE DETERIORO; SE DAN REGLAS PARA EL TRATAMIENTO CONTABLE DE TRANSFERENCIA DE ACTIVOS O INTERCAMBIO DE ACCIONES ENTRE ENTIDADES BAJO CONTROL COMÚN, ASÍ COMO DE ADQUISICIÓN DE INTERÉS MINORITARIO CON BASE EN DISPOSICIONES ESTABLECIDAS EN EL BOLETÍN B-8 "ESTADOS FINANCIEROS CONSOLIDADOS Y COMBINADOS Y VALUACIÓN DE INVERSIONES PERMANENTES EN ACCIONES". LA ADMINISTRACIÓN DE LA COMPAÑÍA ESTIMA QUE LA ADOPCIÓN DE ESTE NUEVO PRINCIPIO CONTABLE AL 31 DE ENERO DE 2005, NO TENDRÁ EFECTOS IMPORTANTES EN SU SITUACIÓN FINANCIERA Y RESULTADOS.

EN ABRIL DE 2004, EL IMCP EMITIÓ EL BOLETÍN C-10 "INSTRUMENTOS FINANCIEROS DERIVADOS Y OPERACIONES DE COBERTURA" ("C-10") DE APLICACIÓN OBLIGATORIA PARA ESTADOS FINANCIEROS QUE INICIEN EL 1 DE ENERO DE 2005, AUNQUE RECOMIENDA SU APLICACIÓN ANTICIPADA. EN TÉRMINOS GENERALES EL C-10 ESTABLECE QUE EN LAS COBERTURAS DE VALOR RAZONABLE, LA FLUCTUACIÓN EN EL VALOR RAZONABLE, TANTO DEL DERIVADO COMO DE LA POSICIÓN ABIERTA DE RIESGO, DEBE SER RECONOCIDA EN LOS RESULTADOS DEL PERIODO EN QUE OCURRE, MIENTRAS QUE EN LAS COBERTURAS DEL FLUJO DE EFECTIVO, LA PORCIÓN EFECTIVA DE LAS FLUCTUACIONES DE VALOR RAZONABLE DEBEN RECONOCERSE EN LA CUENTA UTILIDAD INTEGRAL DENTRO DEL CAPITAL CONTABLE, Y LA PORCIÓN INEFECTIVA SE DEBE RECONOCER EN LOS RESULTADOS DEL PERIODO.

EN CUANTO A INSTRUMENTOS FINANCIEROS DERIVADOS, SE ESTABLECEN LAS CARACTERÍSTICAS QUE DEBEN REUNIR PARA SER CONSIDERADOS COMO TALES Y SE

MEJORAN Y ADICIONAN DEFINICIONES DE TÉRMINOS. SE INCORPORAN DISPOSICIONES RESPECTO A LOS ELEMENTOS QUE PARTICIPAN EN OPERACIONES DE COBERTURA, INCLUYENDO LA DOCUMENTACIÓN FORMAL PREVIA AL INICIO DE LA COBERTURA Y LA MEDICIÓN DE LA EFECTIVIDAD DE LA COBERTURA, ENTRE OTROS, CLASIFICA A LAS COBERTURAS EN TRES TIPOS: A) DE VALOR RAZONABLE, B) DE FLUJO DE EFECTIVO Y C) DE MONEDA EXTRANJERA, Y PROPORCIONA REGLAS ESPECIFICAS, POR TIPO DE COBERTURA, PARA SU VALUACIÓN, RECONOCIMIENTO, PRESENTACIÓN Y REVELACIÓN.

EN ABRIL DE 2004, EL IMCP EMITIÓ EL DOCUMENTO DE ADECUACIONES AL BOLETÍN C-2, DE APLICACIÓN OBLIGATORIA PARA ESTADOS FINANCIEROS QUE INICIEN EL 1 DE ENERO DE 2005; AUNQUE RECOMIENDA SU APLICACIÓN ANTICIPADA. EL C-2 ESTABLECE PRINCIPALMENTE QUE LAS FLUCTUACIONES EN EL VALOR RAZONABLE DE LOS INSTRUMENTOS FINANCIEROS CLASIFICADOS COMO DISPONIBLES PARA SU VENTA, DEBE SER RECONOCIDA EN LA UTILIDAD INTEGRAL Y RECLASIFICARSE A LOS RESULTADOS DEL PERIODO AL MOMENTO DE LA VENTA DE DICHOS INSTRUMENTOS; INCORPORA LA POSIBILIDAD DE EFECTUAR TRANSFERENCIAS ENTRE ALGUNAS DE LAS CATEGORÍAS EN QUE SE CLASIFICAN LOS INSTRUMENTOS FINANCIEROS, SIEMPRE Y CUANDO SE CUMPLA CON CONDICIONES Y REGLAS PARA SU RECONOCIMIENTO CONTABLE; AMPLIA LA APLICACIÓN DE DETERIORO A INSTRUMENTOS DISPONIBLES PARA LA VENTA Y DA REGLAS DE MAYOR PRECISIÓN A SU RECONOCIMIENTO.

EN ENERO DE 2004, EL IMCP EMITIÓ EL NUEVO BOLETÍN D-3 "OBLIGACIONES LABORALES" ("D-3"), EN EL QUE SE ELIMINA EL TEMA DE PAGOS IMPREVISTOS POR LOS QUE SE AFECTAN LOS RESULTADOS DEL EJERCICIO EN QUE SE TOMA LA DECISIÓN DE PAGARLOS, PARA INCLUIR EN SU LUGAR LAS "REMUNERACIONES AL TERMINO DE LA RELACIÓN LABORAL" QUE SE DEFINEN COMO LAS REMUNERACIONES QUE SE OTORGAN A LOS TRABAJADORES CUANDO CONCLUYEN SU RELACIÓN LABORAL ANTES DE ALCANZAR LA EDAD DE RETIRO, POR LO QUE DEBEN SEGUIRSE LAS REGLAS DE VALUACIÓN Y REVELACIÓN REQUERIDAS POR PENSIONES Y PRIMA DE ANTIGÜEDAD.

ESTA DISPOSICIÓN ENTRA EN VIGOR A PARTIR DEL 1 DE ENERO DE 2005, Y SE PERMITE LA OPCIÓN DE RECONOCER EN FORMA INMEDIATA EN LOS RESULTADOS DEL EJERCICIO EL ACTIVO O PASIVO DE TRANSICIÓN QUE RESULTE, O SU AMORTIZACIÓN DE ACUERDO A LA VIDA LABORAL REMANENTE PROMEDIO DE LOS TRABAJADORES.

******

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA** TRIMESTRE. **4** AÑO: **2004**
CONSORCIO ARA, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 CONSORCIO DE INGENIERIA INTEGRAL, S.A. DE C.V.	CONSTRUCCION Y DESARROLLO	173,274,350	99.58	433,586	4,933,987
2 CONSTRUCTORA Y URBANIZADORA ARA, S.A. DE C.V.	CONSTRUCCION Y DESARROLLO	144,999,999	99.99	145,000	511,805
3 PROYECTOS URBANOS ECOLOGICOS, S.A. DE C.V.	CONSTRUCCION Y DESARROLLO	149,998	99.99	15,000	59,226
4 INMOBILIARIA ACRE, S.A. DE C.V.	BIENES RAICES	990,400	99.07	990	62,739
5 ASESORÍA TÉCNICA Y ADMINISTRATIVA GAVI, .S.A. DE	ADMINISTRACIÓN	3,429,998	99.99	3,430	35,840
6 COMERCIALIZACIÓN Y VENTAS, S.A.	COMERCIALIZACIÓN	980	98.00	1	20,378
7 PROMOTORA Y DESARROLLADORA DE CENTROS COMERCIALES	ARRENDAMIENTO	87,994,358	99.99	87,994	94,051
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**686,001**	**5,718,026**
ASOCIADAS					
1 CENTRO SAN MIGUEL, S. DE R. L.	ARRENDAMIENTO Y ADMINISTRACIÓN	1	50.00	8,603	6,278
2 HABITANIA MONTES DE OCA, S.A. DE C.V.	CONSTUCCIÓN Y DESARROLLO	54,000	33.33	5,400	5,400
3 CENTRO REGIONAL LAS AMERICAS, S. DE R. L.	ARRENDAMIENTO Y ADMINISTRACIÓN	1	50.00	3	24,077
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**14,006**	**35,755**
OTRAS INVERSIONES PERMANENTES					**0**
TOTAL					**5,753,781**

OBSERVACIONES

AVE DE COTIZACION: ARA
ONSORCIO AF .A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: 4 AÑO: 2004

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

ORMACION DICTAMINADA

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Vencios. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
VEEDORES																
VEEDORES																
VEEDORES DE TERRENOS			98,724	0	65,651	0	0	0	0	0	0	0	0	0	0	0
VEEDORES DE ERIALES			102,523	0	0	0	0	0	0	0	0	0	0	0	0	0
AL PROVEEDORES			201,247	0	65,651	0	0	0	0	0	0	0	0	0	0	0
ROS PASIVOS CIRCULANTES TROS CREDITOS																
TOS ACUMULADOS			561,179	77,130	9,009	0	54,526	4,223	948	0	0	0	0	0	0	0
AL OTROS PASIVOS CULANTES, OTROS CREDITOS			561,179	77,130	9,009	0	54,526	4,223	948	0	0	0	0	0	0	0
TOTAL			762,426	77,130	74,660	0	54,526	4,223	948	0	0	0	0	0	0	0

BSERVACIONES

DENTRO DE GASTOS ACUMULADOS DENOMINADOS EN MONEDA EXTRANJERA CON VENCIMIENTO DE HASTA DOS AÑOS SE INCLUYEN PROVEEDORES DE TERRENOS A LARGO PLAZO POR $50,302.

CLAVE DE COTIZACION: **ARA** TRIMESTRE: **4** AÑO: **2004**

CONSORCIO ARA, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**

INFORMACION DICTAMINADA **Impresión Final**

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	9,203	102,613	0	0	102,613
PASIVO	12,050	134,357			134,357
CORTO PLAZO	6,696	74,660	0	0	74,660
LARGO PLAZO	5,354	59,697	0	0	59,697
SALDO NETO	(2,847)	(31,744)			(31,744)

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

EL TIPO DE CAMBIO UTILIZADO ES DE $11.15 POR DOLAR ESTADOUNIDENSE.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 4 AÑO: 2004

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	2,708,185	2,486,984	(221,201)	0.62	(1,371)
FEBRERO	2,729,486	2,533,006	(196,480)	0.60	(1,179)
MARZO	2,855,895	2,695,908	(159,987)	0.34	(544)
ABRIL	2,933,929	2,726,357	(207,572)	0.15	(311)
MAYO	3,039,679	2,822,487	(217,192)	(0.25)	543
JUNIO	3,181,331	2,871,467	(309,864)	0.16	(496)
JULIO	3,062,966	2,720,708	(342,258)	0.26	(890)
AGOSTO	3,109,623	2,597,499	(512,124)	0.62	(3,175)
SEPTIEMBRE	3,296,809	2,706,877	589,932	0.83	(4,896)
OCTUBRE	3,199,860	2,728,018	471,842	0.69	(3,256)
NOVIEMBRE	3,510,912	2,777,056	733,856	0.85	(6,238)
DICIEMBRE	3,437,741	2,673,687	764,054	0.21	(1,605)
ACTUALIZACION:	0	0	0	0.00	(671)
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**(24,089)**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA** TRIMESTRE: **4** AÑO: **2004**

CONSORCIO ARA, S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8

CONSOLIDADO

Impresión Final

INFORMACION DICTAMINADA

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICA

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS
NO APLICA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 4 AÑO: 2004

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
GUANAJUATO	DESARROLLO INMOBILIARIO	0	0
QUERETARO	DESARROLLO INMOBILIARIO	0	0
QUINTANA ROO	DESARROLLO INMOBILIARIO	0	0
VERACRUZ	DESARROLLO INMOBILIARIO	0	0
SINALOA	DESARROLLO INMOBILIARIO	0	0
TABASCO	DESARROLLO INMOBILIARIO	0	0
GUERRERO	DESARROLLO INMOBILIARIO	0	0
PUEBLA	DESARROLLO INMOBILIARIO	0	0
BAJA CALIFORNIA	DESARROLLO INMOBILIARIO	0	0
CHIHUAHUA	DESARROLLO INMOBILIARIO	0	0
DISTRITO FEDERAL	DESARROLLO INMOBILIARIO	0	0
NUEVO LEON	DESARROLLO INMOBILIARIO	0	0
SONORA	DESARROLLO INMOBILIARIO	0	0
MORELOS	DESARROLLO INMOBILIARIO	0	0
JALISCO	DESARROLLO INMOBILIARIO	0	0
TOLUCA	DESARROLLO INMOBILIARIO	0	0
MICHOACAN	DESARROLLO INMOBILIARIO	0	0
VALLE DE MÉXICO	DESARROLLO INMOBILIARIO	0	0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 4 AÑO: 2004

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
ACERO	ACEROS TURIA, S.A. DE C.V.			SI	0.66
ACERO	HERMANOS CASTRO, ACERO PARA L			SI	0.36
AL ,RO	MULTIALAMBRES DEL NOROESTE, S			SI	0.12
RO TAI	MALCOM ACABADOS Y CONSTRUCCIO			SI	0.07
ACERO DE REFUERZO	MALLA SOLDADA, S.A. DE C.V.			SI	1.92
ADITIVOS	BAUTECH, S.A. DE C.V.			SI	0.29
ADITIVOS	M.B.T. MEXICO, S.A. DE C.V.			SI	0.24
AGREGADOS	MONCAYO CEDILLO, S.A. DE C.V.			SI	1.84
AGREGADOS	MARTINEZ MONCAYO JOSE RENE			SI	0.48
REGADOS	JORDAN Y JORDAN CONSTRUCTORES			SI	0.32
AGREGADOS	SINDICATO DE TRABAJADORES DE			SI	0.32
AGREGADOS	IGLESIAS CANO RAFAEL			SI	0.31
AGREGADOS	SINDICATO NACIONAL DE TRABAJA			SI	0.20
AGREGADOS	MONTALVO PEREZ RANULFO			SI	0.20
AGREGADOS	GRUPO ALVA CONSTRUCCIONES, S.			SI	0.20
EGADOS	ESTRADA TINOCO MARIA DE LOS A			SI	0.11
EGADOS	NAVA CLAUDIO ROSENDA			SI	0.10
AGREGADOS	URBANIZACIONES OLAZARAN, S.A.			SI	0.09
AGREGADOS	MARTINEZ PEÑA GUILLERMO			SI	0.09
AGREGADOS	RODRIGUEZ RUIZ ANTONIA			SI	0.09
AGREGADOS	CONSTRUCTORA URBANIZADORA Y A			SI	0.09
AGREGADOS	SERVICIOS DE INFRAESTRUCTURA			SI	0.08
AGREGADOS	ESCOBEDO MONTES LUCIANO			SI	0.08
AGREGADOS	ZAVALA FERNANDEZ FLAVIO			SI	0.08
AGREGADOS	AGREGADOS Y FLETES DEL SUR, S			SI	0.08
AGREGADOS	MARTINEZ VILLEGAS, S.A. DE C.			SI	0.07
REGADOS	PETREOS LA PURISIMA, S.A. DE			SI	0.07
AGREGADOS	ESTRADA LARA MARIA IRENE			SI	0.07
AGREGADOS	SIERRA EGREMY GUILLERMINA			SI	0.07
AGREGADOS	AYALA			SI	0.07

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 4 AÑO: 2004

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
ALAMBRE REC	COACERO, S.A. DE C.V.			SI	0.09
ALBAÑILERIA	DE JESUS MARTINEZ JOSE LUIS			SI	0.07
ALFOMBRA	CARPET MART, S.A. DE C.V.			SI	0.08
MINIO	SOLCHAGA HERRERA REBECA			SI	0.20
UMINIO	RANGEL DUARTE SERVICIO			SI	0.08
ALUMINIO	IGLESIAS CANO FEDERICO			SI	0.06
ALUMINIO Y HERRERIA	MANGU CORRAL LIDIO			SI	0.07
ASFALTO	URBANIZACION Y RIEGO BAJA CAL			SI	0.18
ASFALTO	CONSTRUCTORA LA SALLE, S.A. D			SI	0.11
ASFALTOS	GEMAR ASFALTOS, S.A. DE C.V.			SI	0.13
AZULEJO Y WC	FERRETERA OVIEDO, S.A. DE C.V			SI	0.08
;ANCELERIA	CORPORATIVO VITRAVISION, S.A.			SI	0.54
CANCELERIA	TREJO FRAGOSO FRANCISCO LEBI			SI	0.15
CANCELERIA	CHAVEZ AGUILAR JANELLE MARCEL			SI	0.10
CANCELERIA	HERNANDEZ HERNANDEZ LUIS			SI	0.07
CANCELERIA	FAINO DE BAJA CALIFORNIA, S.A			SI	0.07
MENTO	CEMENTOS MOCTEZUMA, S.A. DE C			SI	2.78
MENTO	CEMEX MEXICO, S.A. DE C.V.			SI	1.15
CIMBRA	SYMONS CORPORATION			SI	0.07
COCINAS	BRISEÑO MUÑIZ PEDRO FRANCISCO			SI	0.33
COCINAS	FABRICA DE COCINAS, S.A. DE C			SI	0.06
COMBUSTIBLES	F RUIZ E HIJOS, S.A. DE C.V.			SI	0.95
COMBUSTIBLES	DISTRIBUIDORA DE DIESEL Y DIA			SI	0.15
COMBUSTIBLES	PRESTACIONES MEXICANAS, S.A.			SI	0.07
CONCRETO	CEMEX CONCRETOS, S.A. DE C.V.			SI	0.45
CONCRETO	CONCRETOS APASCO, S.A. DE C.V			SI	0.26
CONCRETO	EXCASEPRE, S.A. DE C.V.			SI	0.10
CONCRETO	CONCRETO LA SILLA, S.A. DE C.			SI	0.07
ONCRETO	INGENIEROS CIVILES Y GEOTECNI			SI	0.06
CONCRETO	CONCRETOS CRUZ AZUL, S.A. DE			SI	0.28
CONCRETO	LATINOAMERICANA DE CONCRETOS.			SI	0.23

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA**
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2004**

MATERIAS PRIMAS DIRECTAS

PAGINA 3
ANEXO 10
CONSOLIDADO
Impresión Final
INFORMACION DICTAMINADA

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL	% COSTO PRODUCCION TOTAL
CONCRETO	CONCRETO DE MORELOS, S.A. DE			SI	0.11
CONCRETO Y CIMENTACION	ESPECIALISTAS EN DISEÑO Y CON			SI	0.21
CONCRETO Y VARILLA	PYASUR, S.A. DE C.V.			SI	0.08
NGOLEUM	PIVIDE, S.A. DE C.V.			SI	0.21
ESCALERAS	GOMEZ CALDERON GUADALUPE			SI	0.15
ESCALERAS Y LAVADEROS	ELENO RUIZ FLAVIO			SI	0.12
ESCALERAS Y LAVADEROS	INGENIERIA EN FABRICADOS ELEN			SI	0.08
FERRETERIA	PLUMBERS CENTER, S.A. DE C.V.			SI	0.24
FERRETERIA	DISTRIBUIDORA FERRETERA LA UN			SI	0.20
FERRETERIA	COMERCIAL FERRETERA ERMITA, S			SI	0.08
GEOMALLA PLATAFORMAS	INGENIERIA INTERNACIONAL CON			SI	0.11
HERRERIA	AGUILERA RAMIREZ ARTURO			SI	0.08
HERRERIA	SERVICIOS DE ESTRUCTURA Y HER			SI	0.07
HERRERIA	REYES GALLEGOS PABLO			SI	0.07
HIDROSANITARIO	CONSTRUCTORA ELECTRICA ROBLES			SI	0.09
IMPERMEABILIZADO	PROFESIONALES EN IMPERMEABILI			SI	0.06
IMPERMEABILIZANTE	SISTEMAS IMPERMEABLES Y RECUB			SI	0.15
IMPERMEABILIZANTE	MALAGON GODINEZ JOSE LUIS			SI	0.08
IMPERMEABILIZANTE	GARCIA VELAZQUEZ LUIS ANTONIO			SI	0.06
JARDINERIA	MOCIÑOS CANO GUILLERMO			SI	0.09
LAMINA NEGRA	MAQUILADOS NL, S.A. DE C.V.			SI	0.13
LOSETA VINILICA	LOSETAS ASFALTICAS, S.A. DE C			SI	0.22
MADERA	COMERCIAL TRIPALAYERA NONOALC			SI	0.18
MADERA	TABLEROS Y CHAPAS DE GUERRERO			SI	0.17
MADERA	ESPINOZA Y ASOCIADOS CONSTRUC			SI	0.06
MATERIAL DE PLOMERIA	CORTEZ LOPEZ LUCIO			SI	0.10
MATERIAL DE PLOMERIA	VARGAS ALVAREZ JULIO CESAR			SI	0.08
MATERIAL DE PLOMERIA	VAZQUEZ SOTO MARIA DE JESUS			SI	0.07
TERIAL DE PVC	CENTRAL DE PVC, S.A. DE C.V.			SI	0.08
MATERIAL ELECTRICO	HERNANDEZ CARRAL FLUVIO DANTE			SI	0.24
MATERIAL ELECTRICO	FLORES ANGELES DAVID			SI	0.13
MATERIAL ELECTRICO	GRUPO ALCIONE, S.A. DE C.V.			SI	0.39

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 4 AÑO: 2004

MATERIAS PRIMAS DIRECTAS

PAGINA 4

ANEXO 10

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
MATERIAL ELECTRICO	CORONA SALAZAR PAULINA YENI			SI	0.12
MATERIAL ELECTRICO	EQUIPOS ELECTRICOS DE BAJA CA			SI	0.11
M...ERIAL ELECTRICO	ESCALANTE CAMPA IRMA ANETH			SI	0.08
MATERIAL FOFO	NUÑEZ BARRALES MARA JESSICA			SI	0.08
...TERIAL INSTALACION SANITARI	LEAL CASTILLO ANGEL			SI	0.22
MATERIAL PVC	PLASTICOS REX, S.A. DE C.V.			SI	0.69
MUEBLES	CONSTRUCTORA GREV, S.A. DE C.			SI	0.07
PANEL PARA CIMBRA	CONSTRUMAC, S.A. DE C.V.			SI	0.07
PASTA Y YESOS	PALMA DOMINGUEZ JUAN			SI	0.35
PASTA Y YESOS	VALOIX CHIMAL JUAN			SI	0.14
...ASTAS Y YESOS	ORTEGA ESCOBEDO MARIA ELENA			SI	0.10
PINTURA Y PASTA	OSORIO AYALA RAMIRO			SI	0.17
PINTURAS Y PASTAS	REVESTO, S.A. DE C.V.			SI	0.38
PLACA DE POLIESTIRENO	POLIESPUMA DE MEXICO, S.A. DE			SI	0.07
PLOMERIA	HERNANDEZ ENRIQUEZ LIZBETH			SI	0.09
PLOMERIA	AYALA AZUARA ARTURO			SI	0.08
PINTURA Y PASTAS	TERMINADOS TEXTURIZADOS, S.A.			SI	0.07
...ERTAS DE ALUMINIO	MASONITE MEXICO, S.A. DE C.V.			SI	1.01
...CUBRIMIENTOS ...RAMICOS Y MU	SANITARIOS, AZULEJOS Y RECUBR			SI	0.81
RECUBRIMIENTOS CERAMICOS, MUE	ACABADOS IZCAN, S.A. DE C.V.			SI	0.13
SUMINISTRO DE PASTO	NEVAREZ RODRIGUEZ HUMELIA			SI	0.07
SUMINISTRO SILLETAS	FTP ACCESORIOS PLASTICOS PARA			SI	0.07
TABLAROCA	JIMENEZ VERA MARIA DOLORES			SI	0.10
TIRANTES PARA CIMBRA	CONSTRUSISTEM, S.A. DE C.V.			SI	0.32
TUBERIA	INFRAESTRUCTURA DAVAL, S.A. D			SI	0.06
TUBERIA DE PVC	PLASTIC PLUMBERS DE MEXICO, S			SI	0.55
TUBERIA POLIETILENO	POLICONDUCTOS, S.A. DE C.V.			SI	0.19
TUBERIA POLIETILENO	SADMX, S.A. DE C.V.			SI	0.18
TUBOS DE CONCRETO	TUBOS Y CEMENTOS EL FUERTE, S			SI	0.15
...BOS DE CONCRETO	CORDOVA PEREZ MARIA VIRGINIA			SI	0.15
VARILLA Y ACERO DE REFUERZO	MEXICANA DE LAMINACION, S.A.			SI	0.28
VIDRIOS Y CANCELERIA	VIDRIOS Y ALUMINIOS PREFABRIC			SI	0.10

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 4 AÑO: 2004

MATERIAS PRIMAS DIRECTAS

ANEXO 10

PAGINA 5
CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
YESO Y PASTAS	MARTINEZ HERNANDEZ LEONILA			SI	0.48
YESO Y PASTAS	SERRANO BRAVO PEDRO			SI	0.15
YESO Y PINTURA	SANTOS MARTINEZ JOSE EDUARDO			SI	0.20
YESOS Y PASTAS	EZETA FLORES ROSALINDA			SI	0.08
YESOS Y PASTAS	AZUA GUDIÑO EVA			SI	0.16
YESOS Y PASTAS	HERNANDEZ ALVA CRECENCIANO			SI	0.14
YESOS Y PASTAS	SANCHEZ MARTINEZ JUAN ANTONIO			SI	0.14
YESOS Y PASTAS	REA FLORES ALEJANDRO			SI	0.13
YESOS Y PASTAS	FRAGOSO VILLANUEVA SERGIO ENR			SI	0.11
YESOS Y PASTAS	SILVA AMEZQUITA JUANA			SI	0.10
YESOS Y PASTAS	CONTRERAS RAMOS MONICA AUROA			SI	0.09
	VARIOS			SI	11.18

OBSERVACIONES

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 4 AÑO: 20

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

INFORMACION DICTAMINADA

CONSOLID.
Impresión F

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
COMO PROMOTOR		0	0				
INTERES SOCIAL	15,348	3,110,288	14,621	3,975,476		N/A	PÚBLICO EN GENEI
MEDIO	1,884	734,273	2,272	1,270,435		N/A	PÚBLICO EN GENEI
RESIDENCIAL	165	189,411	211	348,663		N/A	PÚBLICO EN GENEI
ARREND. LOC. COM.		0	0	10,192			
VENTA DE TERRENOS		0	0	150,789		N/A	PÚBLICO EN GENEI
COMO CONSTRUCTOR		0	0	22,238		N/A	PÚBLICO EN GENEI
TOTAL		4,033,972		5,777,793			

OBSERVACIONES

EL VOLUMEN ESTA REPRESENTADO POR NÚMERO DE VIVIENDAS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 4 AÑO: 2004

INFORMACION DICTAMINADA

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR $	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
UNICA	1.33300	1	328,143,174		328,143,174		437,526	
TOTAL			328,143,174	0	328,143,174	0	437,526	0

TAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
328,143,174

ROPORCION DE ACCIONES POR :

CPO's : N/A
T.VINC. : N/A
ADRS's : N/A
GDRS's : N/A
ADS's : N/A
GDS's N/A

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE AL TRIMESTRE
UNICA	68,700	32.17000	33.50000

3SERVACIONES

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

INFORMACION DICTAMINADA **CONSOLIDADO**
Impresión Final

NO APLICA

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletin B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN AL TIPO DE CAMBIO VIGENTE A LA FECHA DE SU CELEBRACIÓN. LOS ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA SE VALÚAN EN MONEDA NACIONAL AL TIPO DE CAMBIO VIGENTE A LA FECHA DE LOS ESTADOS FINANCIEROS. LAS FLUCTUACIONES CAMBIARIAS SE REGISTRAN EN LOS RESULTADOS.

A) *POSICIÓN MONETARIA EN MONEDA EXTRANJERA AL 31 DE DICIEMBRE DE 2004 ES:*

	DÓLARES	EQUIVALENTE EN PESOS
	(MILES)	
ACTIVOS:		
CORTO PLAZO		
INVERSIONES TEMPORALES Y EFECTIVO	9,184	$ 102,401
CLIENTES POR AVANCE DE OBRA	19	212
TOTAL ACTIVO	9,203	$ 102,613
PASIVOS:		
CORTO PLAZO		
ANTICIPOS DE CLIENTES	421	$ 4,694
OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO FINANCIERO	387	4,315
PROVEEDORES DE TERRENO	5,888	65,651
	6,696	74,660
LARGO PLAZO		
OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO FINANCIERO	842	9,388
PROVEEDORES DE TERRENOS	4,512	50 309
	5,354	59,697
TOTAL PASIVO	12,050	134,357
POSICIÓN MONETARIA PASIVA NETA	(2,847)	$(31,744)

B) LAS *OPERACIONES* EN MONEDA EXTRANJERA FUERON COMO SIGUE:

	(EN MILES DE DÓLARES AMERICANOS)
ADQUISICIÓN DE EQUIPO	$ 3,073
COMPRAS Y ANTICIPOS DE TERRENOS EN MEXICO	$ 22,271

LA COMPAÑÍA NO TIENE SUBSIDIARIA O ASOCIADA EN EL EXTRANJERO.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

FECHA: 21/04/2005 20:59

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	CONSORCIO ARA, S.A. DE C.V.
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 55 96 86 48
DIRECCION DE INTERNET:	www.consorcioara.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	CAR881122UU5
DOMICILIO FISCAL:	COLIMA 394 2DO. PISO
COLONIA:	ROMA
C. POSTAL:	06700
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	C.P. J.SACRAMENTO SOTO SOLIS
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140-101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 45 22 04
E-MAIL:	sacramento@ara.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL DIVISION INMOBILIARIA
NOMBRE:	ING. GERMAN AHUMADA RUSSEK
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 51 27 04
E-MAIL:	gar@ara.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GERMAN AHUMADA RUSSEK
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA FECHA: 21/04/2005 20:59

CONSORCIO ARA, S.A. DE C.V.

FAX:	(55) 52 51 27 04
E-MAIL:	gar@ara.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	ING. JUAN DONALD FORSECK ORIVE
DOMICILIO:	BOSQUES DE CIRUELOS NO. 160 PISO 7
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 52 51 29 70
FAX:	(55) 52 51 29 80
-MAIL:	donald@ara.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	DIRECTOR DE ADMINISTRACIÓN
NOMBRE:	C.P. J. SACRAMENTO SOTO SOLIS
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140-101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 45 22 04
E-MAIL:	sacramento@ara.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	ING. JUAN DONALD FORSECK ORIVE
DOMICILIO:	BOSQUES DE CIRUELOS NO. 160 PISO 7
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 52 51 29 70
FAX:	(55) 52 51 29 80
E-MAIL:	donald@ara.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. DAVID ORNELAS CUEVAS
DOMICILIO:	BOSQUES DE CIRUELOS NO.140-101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 52 51 63 89
FAX:	(55) 52 46 31 00
E-MAIL:	domelas@ara.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	ASESOR EXTERNO
NOMBRE:	LIC. JAIME CORTES ROCHA
DOMICILIO:	MONTES URALES 505-3 PISO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA FECHA: 21/04/2005 20:59

CONSORCIO ARA, S.A. DE C.V.

COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 52 01 74 00
FAX:	(55) 55 20 10 65
E-MAIL:	jcortesr@macf.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	ASESOR EXTERNO
NOMBRE:	LIC LORENZA LANGARICA OHEA
DOMICILIO:	MONTES URALES 505-3 PISO
COLONIA:	LOMAS DE CHAPULTEPEC
POSTAL:	11700
IUDAD Y ESTADO:	MEXICO D.F.
EFONO:	55 52 01 74 00
:	55 55 20 10 65
E-MAIL:	llangarica@macf.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	ING. JUAN DONALD FORSECK ORIVE
DOMICILIO:	BOSQUES DE CIRUELOS 160 PISO 7
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 52 51 29 70
FAX:	(55) 52 51 29 80
E-MAIL:	donald@ara.com.mx

UESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
UESTO:	DIRECTOR DE ADMINISTRACIÓN
OMBRE:	C.P. J. SACRAMENTO SOTO SOLIS
ICILIO:	BOSQUES DE CIRUELOS NO.140-101
OLONIA:	BOSQUES DE LAS LOMAS
. POSTAL:	11700
IUDAD Y ESTADO:	MEXICO D.F.
ELEFONO:	(55) 55 96 88 64
AX:	(55) 52 45 22 04
-MAIL:	sacramento@ara.com.mx

UESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
UESTO:	DIRECTOR DE FINANZAS
OMBRE:	ING. JUAN DONALD FORSECK ORIVE
OMICILIO:	BOSQUES CIRUELOS 160 PISO 7
OLONIA:	BOSQUES DE LAS LOMAS
. POSTAL:	11700
IUDAD Y ESTADO:	MEXICO D.F.
ELEFONO:	(55) 52 51 29 70
AX:	(55) 52 51 29 80
-MAIL:	donald@ara.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

FECHA: 21/04/2005 20:59

CONSEJO DE ADMINISTRACION

CARGO : PRESIDENTE

NOMBRE : ING. GERMAN AHUMADA RUSSEK

CARGO : VICEPRESIDENTE

NOMBRE : ING. LUIS FELIPE AHUMADA RUSSEK

CARGO : CONSEJERO(S) PROPIETARIO(S)

NOMBRE : SR. GERMAN AHUMADA ALDUNCIN
NOMBRE : LIC. PEDRO ALONSO ANGULO
NOMBRE : LIC. LUIS RAMON CARAZO PRECIADO
NOMBRE : C.P. ROBERTO DANEL DIAZ
NOMBRE : C. P. FELIX GAVITO MARCOS
NOMBRE : LIC. JEAN -LOUIS GUINCHARD
NOMBRE : ING. ANDRES MASSIEU BERLANGA
NOMBRE : ACT. MARCO RAMIREZ MIGUEL
NOMBRE : C.P. GODOFREDO ROJAS REYES

CARGO : CONSEJERO(S) SUPLENTE(S)

NOMBRE : ING. JOSE ANTONIO AGUILAR OBREGON
NOMBRE : ING. MANUEL CAMPOS SPOORS
NOMBRE : LIC. IGNACIO FARIAS CAMPERO
NOMBRE : LIC. ANTONIO FRANCK CABRERA
NOMBRE : C.P. MANUEL GUTIERREZ GARCIA
NOMBRE : LIC. MARIA CRISTINA HERNANDEZ TREJO
NOMBRE : LIC. FRANCISCO JAVIER LOMELIN ANAYA
NOMBRE : SR. LORENZO LUCAS SANCHEZ
NOMBRE : C.P. EUGENIO RIVEROLL PICAZO
NOMBRE : C.P. MIGUEL ANGEL ROJAS REYES
NOMBRE : C.P. J.SACRAMENTO SOTO SOLIS

CARGO : COMISARIO(S) PROPIETARIO(S)

NOMBRE : C.P. CARLOS HERNÁNDEZ MAGALLANES

CARGO : COMISARIO(S) SUPLENTE(S)

NOMBRE : C.P GUILLERMO DELGADO HERROZ

CARGO : SECRETARIO PROPIETARIO

NOMBRE : LIC. JAIME CORTES ROCHA

CARGO : SECRETARIO SUPLENTE

NOMBRE : LIC. LORENZA LANGARICA OHEA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING. GERMÁN AHUMADA RUSSEK
DIRECTOR GENERAL

C.P. J. SACRAMENTO SOTO SOLIS
DIRECTOR DE ADMINISTRACION

MEXICO, D.F., A 21 DE ABRIL DE 2005

Consorcio ARA, S.A. de C.V. and Subsidiaries

General Consolidated Balance Sheets

At December 31, 2004 and 2003
(In thousands of pesos of purchasing power at December 31, 2004)

Assets	**2004**	**2003**
Current Assets:		
Temporary investments and cash	$ 1,227,020	945,959
Customers – Net	1,372,851	1,336,486
Accounts receivable from related companies	35,650	21,387
Inventories	4,620,778	3,956,311
Other assets	83,608	92,502
Total current assets	7,339,907	6,352,645
Documents Receivable from related companies	106,021	73,370
Land for future building	436,991	339,538
Investment in related company and trust	35,755	9,051
Property, machinery and equipment – Net	510,668	495,922
Total	$ 8,429,342	$ 7,270,526
Liabilities and Shareholders' Equity		
Current liabilities		
Suppliers	$ 266,898	$ 189,320
Accrued taxes and expenses	245,217	193,921
Advances to customers	323,546	301,995
Income tax	71,259	34,313
Employee profit-sharing	1,425	1,261
Total current liabilities	908,345	720,810
Long-term land suppliers	50,302	-
Obligations for financial lease agreements	72,406	75,339
Other long-term liabilities	14,119	14,119
Deferred income tax	1,637,069	1,665,907
Total liabilities	2,682,241	2,476,175
Commitments		
Shareholders' equity:		
Capital stock	954,759	954,224
Premium over par	508,973	508,973
Reserve for stock repurchase	89,060	78,659
Premium on re-placement of repurchased stock	20,747	19,790
Retained earnings	5,215,096	4,205,804
Deficit in correction of shareholders' equity	(229,534)	(157,301)
Cumulative effect of deferred income tax	(833,838)	(833,838)
Majority shareholders' equity	5,725,263	4,776,311
Minority interest in consolidated companies	21,838	18,040
Total shareholders' equity	5,747,101	4,794,351
Total	$ 8,429,342	$ 7,270,526

The attached notes are part of the consolidated financial statements

Consorcio ARA, S.A. de C.V. and Subsidiaries

Consolidated Statements of Results

For the years ended on December 31, 2004 and 2003
(In thousands of pesos of purchasing power at December 31, 2004, except basis profit per share which is expressed in pesos)

	2004	2003
Income	$ 5,777,793	$ 5,072,941
Costs	4,098,561	3,609,566
Gross profit	1,679,232	1,463,375
Overhead and administrative expenses	444,641	389,625
Operating profit	1,234,591	1,073,750
Other revenue – Net	(3,429)	(76,233)
Full cost of financing:		
Interest expense	77,297	57,806
Interest income	(69,016)	(53,040)
Loss from monetary position	24,089	15,889
Foreign exchange (gain) loss – net	(3,538)	(3,965)
	28,832	16,690
Interest in results of related companies	21,301	-
Profit before income tax and employee profit-sharing	1,230,489	1,133,293
Income tax	215,783	379,286
Employee profit-sharing	1,352	1,212
Consolidated net profit	$ 1,013,354	$ 752,795
Majority net profit	$ 1,009,292	$ 749,634
Minority net profit	4,062	3,161
Consolidated net profit	$ 1,013,354	$ 752,795
Basic profit per share	$ 3.08	$ 2.29
Weighted average of shares in circulation	328,053,974	328,024,499

The attached notes are part of the consolidated financial statements

NY3:#7384733v1

Consorcio ARA, S.A. de C.V. and Subsidiaries

Consolidated statements of changes to shareholders' equity
For the years ended on December 31, 2004 and 2003
(In thousands of pesos of purchasing power at December 31, 2004)

	Capital stock	Premium over par	Reserve for share repurchase	Premium on re-placement of repurchased shares	Retained earnings	Deficit in correction of shareholders' equity	Cumulative effect of deferred income tax	Minority interest in consolidated subsidiaries	Shareholders' equity
Balances at January 1, 2003	$ 953,983	$ 508,97[illegible]	$ 82,52[illegible]	$ 18,486	$ 3,456,17[illegible]	$ (34,264)	$ (833,838)	$ 15,366	$ 4,167,398
Share repurchase	241	-	(3,86[illegible]	-	-	-		-	(3,622)
Gain on re-placement of treasury stock – net	-	-	-	1,304	-	-	-	-	1,304
Full profit	-	-	-	-	749,63[illegible]	(123,037)	-	2,674	629,271
Balances at December 31, 2003	954,224	508,97[illegible]	78,65[illegible]	19,790	4,205,80[illegible]	(157,301)	(833,838)	18,040	4,794,351
Re-placement of treasury stock	535	-	10,401	-	-	-	-	-	10,936
Gain on re-placement of treasury stock – Net	-	-	-	957	-	-	-	-	957
Full profit	-	-	-	-	1,009,29[illegible]	(72,233)	-	3,798	940,857
Balances at December 31, 2004	$ 954,759	$ 508,97[illegible]	$ 89,06[illegible]	$ 20,747	$ 5,215,09[illegible]	$ (229,534)	$ (833,838)	$ 21,838	$ 5,747,101

The attached notes are part of the consolidated financial statements

CONSORCIO ARA

REPORTE ANUAL QUE SE PRESENTA DE ACUERDO CON LAS DISPOSICIONES DE CARÁCTER GENERAL, APLICABLES A LAS EMISORAS DE VALORES Y A OTROS PARTICIPANTES DEL MERCADO DE VALORES, POR EL EJERCICIO TERMINADO AL 31 DE DICIEMBRE DE 2004.

CONSORCIO ARA, S.A. DE C.V.

Bosque de Ciruelos No. 140 - 2° Piso
Col. Bosques de las Lomas
Del. Miguel Hidalgo
México, D.F., C.P. 11700

Valores Representativos del Capital de la Emisora

328,211,874 Acciones ordinarias y nominativas emitidas, sin expresión de valor nominal, serie única. Clave de cotización "ARA"

Las acciones representativas del capital social de Consorcio ARA, S.A. de C.V., se encuentran inscritas en la Sección de Valores y en la Sección Especial, ambas del Registro Nacional de Valores (RNV) y cotizan en la Bolsa Mexicana de Valores, S.A. de C.V. (BMV)

Artículo 14 de la LMV: La inscripción en el Registro Nacional de Valores no implica certificación sobre la bondad del valor o la solvencia del emisor.

ARA

IV. ADMINISTRACIÓN

a) Auditores Externos
b) Operaciones con Personas Relacionadas y Conflicto de Intereses
c) Administradores
d) Compensación a Consejeros, Funcionarios y Comisarios
e) Comité de Auditoría
f) Estatutos Sociales y Otros Convenios

V. MERCADO ACCIONARIO

a) Estructura Accionaria
b) Comportamiento de la Acción en el Mercado de Valores

VI. PERSONAS RESPONSABLES

VII. ANEXOS

a) Estados Financieros Dictaminados al 31 de diciembre de 2004 y 2003 e Informe del Comisario

I.- INFORMACIÓN GENERAL

a) Glosario de términos y definiciones

Términos	Definiciones
ACRE	Inmobiliaria ACRE, S.A. de C.V., empresa subsidiaria de ARA
ADR	American Depositary Receipts
ARA	Consorcio ARA, S.A. de C.V. y empresas subsidiarias
BACKLOG	Representa el número de créditos para los cuales los proveedores de hipotecas han confirmado el financiamiento
BMV	Bolsa Mexicana de Valores S.A. de C.V.
CANADEVI	Cámara Nacional de Desarrolladores de Vivienda
CIISA	Consorcio de Ingeniería Integral, S.A. de C.V., empresa subsidiaria de ARA
CNBV	Comisión Nacional Bancaria y de Valores
COMACI	Concreto Maquinaria y Cimbra; división operativa de Consorcio ARA
CONAFOVI	Comisión Nacional de Fomento a la Vivienda
COVENSA	Comercialización y Ventas, S.A., empresa subsidiaria de ARA
CUARA	Constructora y Urbanizadora ARA, S.A. de C.V., empresa subsidiaria de ARA
FOVISSSTE	Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado
FundARA	Fundación ARA, A.C.
GAVI	Asesoría Técnica y Administrativa GAVI, S.A. de C.V., empresa subsidiaria de ARA
IMCP	Instituto Mexicano de Contadores Públicos, A.C.
INEGI	Instituto Nacional de Estadística, Geografía e Informática
INFONAVIT	Instituto del Fondo Nacional de la Vivienda de los Trabajadores
IMPAC	Impuesto al activo
ISR	Impuesto sobre la Renta
IVA	Impuesto al valor agregado
LFT	Ley Federal del Trabajo
LGSM	Ley General de Sociedades Mercantiles
LMV	Ley del Mercado de Valores
NAFIN	Nacional Financiera, S.N.C.
ONAPP	ONAPP México Retail LLC
PDCC	Promotora y Desarrolladora de Centros Comerciales, S.A. de C.V., empresa subsidiaria de ARA
PROSAVI	Programa Especial de Crédito y Subsidio a la Vivienda

Consorcio ARA con casi tres décadas de experiencia es una de las empresas más sólidas y rentables del sector vivienda. En su operación y administración se conjugan la visión de negocios, la experiencia, la destreza y la estructura funcional y organizacional para aprovechar economías de escala, al construir vivienda de muy alta calidad en grandes volúmenes y abatiendo costos. ARA cuenta con una reserva territorial de 30.8 millones de metros cuadrados y el conocimiento de los mecanismos de acceso al financiamiento hipotecario para que los clientes puedan contar con recursos y acceder a la compra de las viviendas.

Estrategia de Negocio

El objetivo de la Compañía es construir y comercializar vivienda de muy alta calidad a precios accesibles, incrementar su participación de mercado, tanto en zonas donde ya se tienen operaciones, como en nuevas áreas geográficas, al tiempo de maximizar la rentabilidad del capital invertido.

La demanda de vivienda en México en los próximos años se incrementará en el rubro de interés social, principalmente en la denominada vivienda económica, por lo que los planes de la Compañía contemplan continuar enfocando sus operaciones a ese segmento.

En ARA se han diseñado novedosos prototipos de vivienda de interés social (incluyendo prototipos de una recámara que se pueden ampliar a dos recámaras), mismos que pueden ser vendidos a precios más bajos que sus actuales prototipos de dos recámaras. La Compañía continuará invirtiendo en el desarrollo de sistemas de diseño, construcción y tecnología para reducir aún más los costos de construcción y así los precios de venta de las viviendas, sin afectar negativamente la calidad de las mismas ni la rentabilidad de ARA.

La Compañía cuenta con una adecuada reserva de terrenos, con ubicaciones estratégicas en las principales zonas urbanas del país; los cuales pueden ser desarrollados para diferentes tipos de viviendas, dependiendo de la demanda que el mercado genere y de la obtención de los permisos correspondientes.

Comportamiento de la Acción en el Mercado de Valores
(Ver inciso b) del Capítulo V. "Mercado Accionario")

c) Factores de riesgo

Los inversionistas potenciales deben considerar cuidadosamente toda la información contenida en el presente Reporte y, en particular, lo siguiente:

Situaciones Relativas al entorno global y al país en el que opera la Compañía.

Impacto de la economía mundial en la economía nacional.- México, como la mayor parte de los países occidentales se ve influenciado por el efecto globalizador de la economía mundial, esto evidencia la susceptibilidad de la economía nacional a diversas situaciones críticas internacionales como la desaceleración económica de los Estados Unidos de América que, al disminuir su consumo interno, reduce la demanda de productos nacionales de exportación a ese país y a otros mercados. De continuar las tendencias desfavorables en algunos países

desarrollados (devaluación del dólar estadounidense frente al euro, incremento en precios de petróleo, etc), podría afectar los flujos de capitales externos y aumentar la volatilidad en el tipo de cambio y en las tasas de interés. Esto podría tener como resultado una posible restricción en el otorgamiento de créditos y a su vez en la disminución de operaciones de financiamiento a la industria de la construcción y de la vivienda.

Política económica de México.- Consorcio ARA es una sociedad mexicana y sus ingresos se derivan de operaciones realizadas en México. Históricamente, las decisiones y acciones gubernamentales han tenido una influencia significativa en el sector vivienda. Adicionalmente, en el año 2006 habrá elecciones presidenciales y cambio en el congreso federal. Como resultado de lo anterior, podría darse un eventual cambio en las políticas de vivienda en relación con la actual administración, sin que pueda predecirse cuales serán los efectos en el sector de la construcción, hipotecario y de vivienda y, consecuentemente en los resultados financieros de la Compañía.

Cambios adversos en las variables macroeconómicas.- México ha experimentado profundas crisis económicas caracterizadas por alta inflación, inestabilidad del tipo de cambio, altas tasas de interés, contracción de la demanda interna por productos y servicios, disminución en el poder adquisitivo de los consumidores, reducida disponibilidad de crédito, alto desempleo, contracción en el Producto Interno Bruto y disminución en la confianza de los inversionistas extranjeros en México.

El último ejemplo de esas crisis fue la que se desencadenó en diciembre de 1994 y que continuó durante 1995, misma que coincidió con un cambio presidencial. Esa crisis provocó, entre otras cosas, una disminución tanto en la demanda como en la oferta de créditos hipotecarios, aunque en menor escala en el segmento de vivienda de interés social.

La crisis experimentada en 1994-95 y algunas de las políticas gubernamentales aplicadas han tenido efectos adversos en la economía mexicana y a su vez, han repercutido de manera global en el sector de la vivienda en México. Sin embargo, en el ámbito específico de la vivienda de interés social la repercusión ha sido menor.

No puede asegurarse que el desempeño creciente mostrado por el INFONAVIT, FOVISSSTE y la SHF se mantenga en caso que ocurriera una nueva crisis económica en México.

Factores Relacionados con la Industria de Vivienda de Interés Social en México

Dependencia del desempeño de la oferta de financiamiento hipotecario por parte del INFONAVIT, FOVISSSTE y SHF.- La agilidad y disponibilidad de financiamiento hipotecario por parte de los tres organismos mencionados incide en la construcción y comercialización de vivienda, lo que afecta de manera importante los resultados de ARA. Sin embargo, en los últimos años se ha observado un énfasis primordial en la política de vivienda encaminada a abatir el rezago habitacional y el retorno de la banca comercial al financiamiento hipotecario.

El mercado de vivienda puede dividirse en tres segmentos: vivienda de interés social (viviendas financiadas típicamente por INFONAVIT, FOVISSSTE y SHF), vivienda de tipo medio (viviendas de mayor dimensión normalmente financiadas por la banca comercial o vía directa y en el caso particular de "B3", "B4" y "B5", por la SHF), y la vivienda residencial (viviendas usualmente financiadas por la banca comercial, SOFOLES, SHF, o vía directa).

En México el financiamiento a la vivienda de interés social proviene fundamentalmente del INFONAVIT, del FOVISSSTE y de la SHF, por lo que los resultados financieros y de operación de ARA, dependen fuertemente de estos organismos tanto en sus metas globales de colocación de créditos, sus procesos administrativos, su eficiencia operativa como en los productos hipotecarios que ofrezcan.

Las dos fuentes de financiamiento principales del INFONAVIT y de FOVISSSTE son: i) las aportaciones patronales obligatorias que se hacen en favor de los trabajadores y ii) las amortizaciones de los créditos otorgados.

En el caso del INFONAVIT, al cierre del 2004, prácticamente la mitad de sus ingresos provinieron de las aportaciones patronales y la otra mitad de las amortizaciones de los créditos otorgados que forman su cartera hipotecaria.

Durante 2004, el INFONAVIT incursionó en los mercados financieros a través de dos procesos de bursatilización de créditos individuales realizados en marzo y noviembre, con lo que obtuvo recursos por $1,958 millones de pesos.

El monto de los ingresos que recibe el INFONAVIT por aportaciones patronales está en función del desarrollo de la economía nacional y específicamente del empleo formal y del nivel salarial de los trabajadores que laboran en la iniciativa privada. Asimismo, los ingresos por las amortizaciones de los créditos otorgados por INFONAVIT también dependen del empleo formal (capacidad del país para generar y mantener empleos) y de la administración eficiente de su cartera hipotecaria.

Debido a cambios en la política interna en materia de otorgamiento de créditos del INFONAVIT, se ha modificado sustancialmente la integración del tipo de viviendas a las que dicho organismo tradicionalmente otorgaba financiamiento. Lo anterior ha generado un mayor énfasis por parte del INFONAVIT en atender el segmento de vivienda de interés social bajo, lo cual puede reducir el margen de utilidad de ARA con respecto a las unidades que la misma construye y vende.

En caso de que llegaran a presentarse cambios adversos en las variables macroeconómicas de México, esto puede afectar la disponibilidad de créditos hipotecarios que otorgan el INFONAVIT, FOVISSSTE, SHF, la banca comercial u otras fuentes de financiamiento.

De acuerdo con la CONAFOVI las perspectivas 2005 – 2009 del número de créditos, en donde también se incluyen cofinanciamientos y mejoramientos a la vivienda, que otorgarán los organismos de vivienda en México es:

Organismo	2005	2006	2007	2008	2009
INFONAVIT	375,000	435,000	485,000	525,000	555,000
ISSSTE	50,000	62,000	52,000	52,000	52,000
SHF	99,000	107,000	111,000	127,000	146,000
FONHAPO	92,600	144,500	146,000	147,500	149,000
	616,600	748,500	794,000	851,500	902,000

<u>Reglamentación</u>.- El sector de vivienda en México está sujeto a una amplia regulación por parte de las autoridades federales, estatales y municipales en materia de construcción y desarrollo urbano, así como en las operaciones de sus clientes.

La problemática para obtener las licencias necesarias para construcción y uso de suelo, el pago de derechos respectivos y los costos de escrituración de nueva vivienda, varían significativamente en las diferentes entidades federativas, estatales y municipales del país.

<u>Factores Ecológicos</u>.- Las operaciones de ARA también se encuentran sujetas a normas de protección ambiental. La Compañía considera que dichas normas no afectan significativamente al negocio o sus resultados de operación, sin embargo, no puede asegurarse que las normas que regulan el sector vivienda, incluyendo la legislación ambiental, estarán exentas de modificaciones que las vuelvan más rigurosas y que puedan afectar la marcha de los negocios de ARA.

<u>Competencia</u>.- El sector de la vivienda en México está sumamente fragmentado y regionalizado. En la actualidad existe un gran número de empresas que prestan servicios de construcción de conjuntos habitacionales. Debido a la escasez relativa de financiamiento hipotecario y préstamos para la construcción de vivienda, muy pocas compañías han podido alcanzar un tamaño considerable y desarrollar economías de gran escala.

La actividad del desarrollo y comercialización inmobiliaria implica por lo general un intenso uso de capital de trabajo, por lo que las empresas que no están capitalizadas, o bien que no tienen fácil acceso al crédito son muy vulnerables a los cambios económicos que pueda sufrir el país.

Adicionalmente, la mayoría de los desarrolladores o constructores operan sólo de manera local. Difícilmente, tienen operaciones en más de dos entidades, municipios o ciudades. Este nivel de operaciones les permite enfocar su atención en entidades o municipios específicos, lo que podría afectar nuestra participación en esas localidades.

De conformidad con la Ley de Inversión Extranjera, las compañías constructoras internacionales pueden establecer subsidiarias dedicadas a la construcción de vivienda en México. Cabe

mencionar que existe la posibilidad de que surjan competidores extranjeros con alta capacidad financiera y operativa en el corto o mediano plazo.

Factores relacionados con ARA

Mercado. Otro factor que puede afectar las operaciones de ARA, es la concentración de la reserva territorial en el Estado de México y en el área conurbada con el Distrito Federal, el cual representa el 44.2% de sus operaciones, circunstancia por la cual se sigue incursionando en otros estados de la República Mexicana que presenten potencial de desarrollo económico y demográfico.

Estacionalidad. Anteriormente y hasta 1998, ARA al igual que otros promotores en la industria de vivienda de interés social en México, experimentaba cambios importantes durante el año debido a los ciclos operativos de las instituciones que proporcionaban financiamiento hipotecario al sector de la vivienda.

Actualmente, ARA no experimenta estacionalidad significativa en sus operaciones, debido principalmente a que se eliminaron las convocatorias en el INFONAVIT y en su lugar se estableció la inscripción permanente de los derechohabientes.

Las convocatorias en el FOVISSSTE, así como las subastas de la SHF, se realizan de forma regular durante el año; sin que pueda asegurarse que cambios en las políticas y/o procedimientos de los organismos antes mencionados, o de otras instituciones que proporcionan financiamientos al sector, puedan afectar a ARA.

Materiales. ARA estima que los movimientos de los precios de gran parte de los materiales que utilizó, fueron compensados con el incremento de precios de las viviendas.

Sin embargo, no puede asegurarse que esta relación entre precio de venta y costo continúe en el futuro, por lo que cualquier incremento significativo en el precio de los materiales, particularmente del acero y del cemento, pudieran afectar la rentabilidad de la Compañía.

d) Otros valores inscritos en el RNV

Al cierre del año 2004 no se tenía colocado ningún otro valor en el mercado de valores.

e) Cambios significativos a los derechos de valores inscritos en el RNV

En el año 2004 no hubo ninguna modificación a los derechos de las acciones de ARA inscritas en el RNV.

f) Documentos de carácter público

Consorcio ARA informa que este reporte anual, al igual que todos los documentos de carácter público presentados a la CNBV y a la BMV, pueden ser consultados en la página de Internet de la Compañía: www.consorcioara.com.mx

Asimismo, a solicitud del público inversionista, en términos de las disposiciones aplicables, se pueden otorgar copias de dichos documentos, a través de los siguientes contactos:

Jaime del Río
Director de Relación con Inversionistas
email: jdelrio@ara.com.mx
Tel: 5596-8803
Fax:5251-2980

Aarón Hernández
Relación con Inversionistas
email: aaron@ara.com.mx
Tel: 5596-8803 y 5246-3144
Fax:5251-2980

Dirección:
Av. Bosque de Ciruelos no. 160
Piso 7.
Col. Bosques de las Lomas,
México D.F., C.P. 11700
Página de Internet: http://www.consorcioara.com.mx

El 11 de noviembre de 2003 PDCC celebró un contrato denominado "Framework Agreement" con ONAPP, en el que se establecen los lineamientos a seguir para llevar a cabo una co-inversión en futuros proyectos de construcción y operación de centros comerciales.

En dicho sentido, con fecha 23 de diciembre de 2003, PDCC vendió a ONAPP el 50% de las partes sociales de Centro San Miguel, S. de R.L. de C.V. (antes Centro San Miguel, S.A. de C.V.), parte relacionada de PDCC.

Consorcio ARA, a través de su subsidiaria PDCC, consolidó durante el 2004 su visión en el desarrollo, operación y administración de activos, capitalizando la experiencia aportada por su socio estratégico O'Connor Capital Partners.

A la fecha, la coinversión de ARA con ONAPP en PDCC ha sido positiva para ARA, permitiendo a la misma incursionar en el desarrollo de otros proyectos comerciales, lo que ha permitido dotar a algunos de los desarrollos de vivienda construidos por ARA, o en proceso de construcción con áreas de servicios comerciales lo que redunda en valor agregado al conjunto habitacional.

La compañía ha dirigido sus esfuerzos a la operación de sus actuales centros comerciales, como Centro San Miguel, y al desarrollo de nuevas inversiones, como Centro Comercial Las Américas. Este último será el cuarto más importante dentro del área metropolitana. Con estas acciones, Consorcio ARA refuerza su compromiso de ofrecer productos de la más alta calidad a sus clientes, siendo así el único desarrollador de vivienda en el país que ofrece el valor agregado de una oferta comercial de calidad dentro de sus desarrollos habitacionales.

Su actual posición financiera, hace de ARA uno de los desarrolladores de vivienda con mejor capacidad de respuesta al mercado mexicano. La filosofía de compromiso total con el cliente de ARA, se expresa en la amplia gama de actividades que la empresa desarrolla para satisfacer las necesidades del consumidor.

Una de las razones del éxito de ARA es su esquema de construcción y financiamiento, que le permite invertir en la construcción de desarrollos habitacionales cuya venta ya está garantizada, a través de los esquemas vigentes de financiamiento para la adquisición de vivienda respaldados por el gobierno y puestos en operación por los diferentes organismos de vivienda, o por la banca comercial.

La amplia capacidad operativa, técnica y financiera de ARA, le permiten estar a la vanguardia en el sector de construcción de vivienda en México y competir con óptimos niveles de calidad y eficiencia. El rezago de vivienda en México de acuerdo con el Programa Sectorial de Vivienda 2001 – 2006 publicado por SEDESOL en el 2001, que se sustenta en información del censo 2000, es de 4 millones 291 mil acciones de vivienda que comprenden 1 millón 811 mil unidades nuevas y 2 millones 480 mil unidades que requieren rehabilitarse, mantenerse o ampliarse.

En el marco de la demografía actual, de mantenerse las tendencias, se estima que para el año 2010 habrá en el país alrededor de 30 millones de hogares, lo que se reflejará en una demanda anual promedio de 731, 584 viviendas nuevas para cubrir las necesidades de crecimiento. Bajo este panorama se prevé una demanda por vivienda muy importante que habrá que satisfacer, por lo que se considera que en el mediano y largo plazo la industria de la vivienda mantendrá un crecimiento sostenido.

Otro de los aspectos relevantes del desarrollo de ARA es la visión para ampliar su reserva territorial con adquisiciones en lugares estratégicamente seleccionados por su potencial económico y sociodemográfico.

Por esta razón, ARA cuenta con una reserva de 30.8 millones de metros cuadrados, suficiente para construir 133,051 viviendas a plan maestro. Cabe mencionar que a diciembre de 2004 ARA tenía 36 desarrollos en proceso, con ubicaciones estratégicas en las principales zonas urbanas del país, entre las que destacan el Valle de México, la franja maquiladora del norte del país (Tijuana, Mexicali y Ciudad Juárez) y la zona turística del Caribe Mexicano (corredor Cancún-Tulúm).

Como parte del crecimiento, durante 2004 la Compañía continuó su expansión, destacando su incursión en los estados de Michoacán, Jalisco y Morelos así como la adquisición de nuevos terrenos en Veracruz y el aumento de sus operaciones en Nuevo León.

b) Descripción del negocio

Hoy por hoy, ARA es una empresa líder en la industria de vivienda en México. Con una sólida integración vertical, ARA se especializa en la construcción de vivienda de interés social. También cuenta con desarrollos de tipo medio, residencial y residencial turístico. Asimismo, ha realizado otro tipo de proyectos, de índole público y privado, tales como centros comerciales, hospitales, hoteles, naves industriales, oficinas, y obras de infraestructura urbana.

Consorcio ARA opera en 14 entidades a lo largo de la República Mexicana, y cuenta con terrenos para realizar operaciones en tres entidades adicionales, para tener así, una participación en 17 Estados de la República Mexicana, siendo considerado uno de los desarrolladores más grandes de México. ARA ha construido y vendido alrededor de 138,000 viviendas al cierre de 2004. Los desarrollos inmobiliarios de interés social de la empresa varían de tamaño, desde 50 hasta 9,000 viviendas.

Es importante mencionar que ARA construye, entre otros desarrollos, el de San Buenaventura y el de Las Américas, que en conjunto contemplan un plan maestro de alrededor de 34,000 viviendas. Dichos desarrollos se integran de viviendas de una o dos plantas, con dos o tres recámaras, y se construyen en conjunto, bajo un plan maestro que, según su tamaño, por lo general incluye instalaciones para educación y esparcimiento, de infraestructura básica (incluyendo puentes, calles, plantas de tratamiento de agua, electrificación, alcantarillado y otras instalaciones hidráulicas y sanitarias), además de espacios comerciales.

i) Actividad principal

Las actividades de desarrollo de ARA incluyen la evaluación y adquisición de terrenos; la elaboración de los planes maestros de desarrollos inmobiliarios; obtención de licencias, permisos y otras aprobaciones gubernamentales; obtención de compromisos para financiamiento de proveedores de hipotecas o de bancos comerciales y SOFOLES para compradores potenciales, así como la construcción, comercialización y venta de viviendas, mismas que van desde vivienda tipo Progresiva, interés social, tipo medio, residencial y

residencial turístico. De igual forma, aunque en menor medida, ARA también se dedica a la construcción de centros comerciales e industriales. ARA diseña sus prototipos de vivienda, emplea sus propias técnicas de construcción, es propietaria de la mayoría de la maquinaria que utiliza en la misma y produce su propio concreto. Durante el 2004 se produjeron 578,000 metros cúbicos de concreto.

Cabe destacar que la mayoría de las fases mencionadas se llevan a cabo internamente, lo cual permite a ARA lograr economías de escala al contratar los materiales y los servicios, evitando la necesidad de compartir sus márgenes con subcontratistas externos. ARA paga a subcontratistas por la mano de obra que se emplea en cada proyecto, de acuerdo con el número de unidades terminadas.

ARA mantiene un estricto control sobre costos, gastos y en especial sobre la calidad de cada uno de sus proyectos, en busca de una reducción de los costos de construcción y tiempos de entrega. Durante el 2004, se ha seguido implementando el nuevo sistema " pARA ser Mejores", el cual surgió como respuesta a los crecientes retos de administración de obra y ejecución de la misma. Se realiza un profundo análisis y revisión continua de todos y cada uno de los pasos y secuencias necesarios para la construcción de una vivienda ARA.

Asimismo, se desarrolló un nuevo sistema de ensamble de cimbra denominado "muro-loza", mediante el cual se integran ambos elementos de la estructura. La combinación de ambas mejoras es lo que conocemos como el sistema "pARA ser mejores" y tiene como resultado importantes incrementos en productividad dentro de la obra. Éste sistema redujo el tiempo de construcción de una casa de dos pisos de interés social de 54 a 31 días, lo que representa un recorte de tiempo requerido del 43%.

La Compañía continuará invirtiendo en el desarrollo de sistemas, diseño, construcción y tecnología para reducir aún más los costos de construcción y los precios de venta de las viviendas sin afectar negativamente la calidad de las mismas y su rentabilidad.

Una de las estrategias de ARA es proveer la mejor casa, al precio más razonable. Es por ello que es importante el control estricto de los materiales de construcción y la mano de obra de cada uno de sus proyectos. ARA negocia contratos de suministros para cada proyecto y no tiene contratos de suministro de largo plazo. Contrata con los proveedores principales en el mercado insumos básicos utilizados en la construcción de unidades habitacionales, incluyendo: cemento, acero, tabique, ventanas, puertas y accesorios de plomería. Los principales proveedores de ARA son: Cementos Moctezuma, S.A. de C. V., Moncayo Cedillo, S.A. de C. V., Malla Soldada, S.A. de C. V., Cemex de México, S.A. de C. V., Masonite de México, S.A. de C. V., Sanitarios Azulejos y Recubrimientos, S.A. de C.V., Plásticos Rex S.A. de C. V., Aceros Turia, S.A. de C.V., Plastic Plumbers de México, S.A. de C.V, Cemex Concretos, S.A. de C .V.

ARA, NAFIN y la banca comercial, realizaron en forma coordinada un Programa de Desarrollo de Proveedores, dentro de Cadenas Productivas, denominado "Sistema ARA". Éste consiste en brindar apoyo a los proveedores de ARA, que se clasifiquen como micro, pequeñas, medianas y en su caso, grandes empresas, con el objetivo de facilitar el acceso al financiamiento, la capacitación y la asistencia técnica. Dentro de los proveedores con los que trabaja ARA en este programa se encuentran: ACENAMEX S.A. DE C.V., DISTRIBUIDORA FERRETERA LA UNION, S.A. DE C.V., FERREKUPER S.A. DE C.V., FERRETERA PEGASO S.A. DE C.V., GRUPO ALCIONE S.A. DE C.V., ACERO PARA LA CONSTRUCCION S.A. DE C.V.,

PERFILES COMERCIALES CUAUTITLAN S.A DE C.V., PLUMBERS CENTER S.A. DE C.V., RETCO S.A. DE C.V. Y TUBOS Y CEMENTOS EL FUERTE S.A. DE C.V., por mencionar algunos.

La Compañía mantiene excelentes relaciones con un amplio rango de proveedores de financiamiento hipotecario, que incluyen a los fondos de vivienda INFONAVIT y FOVISSSTE, banca comercial, SOFOLES hipotecarias y la SHF. El producto que ofrece ARA es la combinación de una vivienda con su hipoteca correspondiente para que nuestro cliente pueda adquirirla. Las diversas instituciones de financiamiento a la vivienda nos reconocen como uno de los principales y más serios participantes en la industria de la vivienda. En este sentido, nuestra participación en dichas instituciones es destacada. Somos, de hecho, el promotor con mayor participación dentro de la SHF. Como muestra de esto, durante el 2004 se realizaron importantes alianzas estratégicas, como parte del compromiso para brindar a los clientes un valor agregado, mejorar el servicio y avanzar en el mercado nacional, abarcando a todos los sectores de la población. Hoy ARA desarrolla nuevas estrategias de financiamiento y comercialización con: BBVA Bancomer, Banamex, Grupo Salinas, Televisa, Cemex, y el ITESM.

Con el objeto de aprovechar la capacidad de compra de los mexicanos en Estados Unidos, sin distinguir su situación migratoria, Consorcio ARA ha comenzado a ofrecer vivienda de interés social y tipo medio con atractivos planes de financiamiento en pesos, a través de créditos hipotecarios otorgados por Sofoles.

El 22 de diciembre de 2004 la Compañía celebró un contrato de fideicomiso traslativo de dominio con Cemex, para la adquisición de un terreno en Puebla por 449,755 metros cuadrados; bajo este fideicomiso la Compañía se obliga a pagar una contraprestación por el inmueble asignado de $244.7 millones en un lapso de 3 años. Dicho terreno será destinado a desarrollar vivienda y centros comerciales.

ii) Procesos de Venta y canales de distribución

ARA realiza dos tipos de ventas: al menudeo y en paquete.

Ventas al Menudeo

Las ventas al menudeo en el caso de viviendas de interés social, tipo medio, residencial y residencial turístico son realizadas por un grupo de asesores de ventas profesionales, exclusivos y debidamente capacitados por la empresa, quienes están altamente calificados para la venta de unidades en proyectos habitacionales que se encuentran en proceso de construcción. En la actualidad existen aproximadamente 425 asesores de venta que realizan las ventas de ARA al público. La principal tarea de los asesores de venta es hacer el contacto inicial con el comprador potencial y proporcionar toda la información necesaria acerca de los diferentes productos y los planes de financiamiento disponibles.

En el caso de que un comprador potencial exprese un mayor interés para la compra de una casa, el asesor de ventas recibirá el apoyo del gerente del proyecto, quien proporciona información adicional y completa acerca de la vivienda y su financiamiento. Cabe mencionar que todas estas personas son independientes. Su compensación se limita a una comisión con base en la cobranza de las ventas que realizan. Los asesores de ventas son capacitados por

ARA y asisten periódicamente a reuniones de actualización de técnicas de ventas, tipo de productos, disponibilidad de hipotecas, programas de construcción, planes de comercialización y de publicidad.

La capacitación a la fuerza de ventas es un programa de mejora continua al que se le da gran importancia.

Ventas en Paquete

Las ventas en paquete, son ventas de casas por volumen, por lo general en grupos de 50 ó más casas, realizadas a miembros de sindicatos o empleados de gobiemo que califican para financiamientos hipotecarios de la SHF, INFONAVIT o FOVISSSTE. Estas ventas se realizan por equipos de asesores de ventas especializados que son compensados únicamente por comisiones. El número de estos vendedores varía dependiendo de la demanda por las viviendas, a las cuales se les da preferencia (debido al volumen de la venta), con respecto al precio y a la fecha de entrega. Actualmente, la empresa cuenta con equipos especializados que se dedican a la venta de paquetes de casas con financiamiento del INFONAVIT, FOVISSSTE y otros fondos.

Proceso de ventas y publicidad.

ARA cuenta con un departamento especializado que se encarga de la publicidad y la promoción de todos los desarrollos. ARA construye casas muestra que se encuentran debidamente amuebladas, así como casetas de venta, tanto en el propio desarrollo, como casas movibles, equipadas con maquetas a escala y material promocional para la venta de casas en sus diferentes proyectos.

Asimismo, ARA utiliza otros medios de promoción para cada desarrollo específico, tales como: folletos de venta, anuncios en televisión, radio, periódicos, puestos portátiles de promoción y venta en centros comerciales, así como stands de promoción en eventos especiales, como ferias y convenciones. Se lleva a cabo también una promoción en diferentes compañías, donde se tienen instalados puestos portátiles que se ubican dentro de sus instalaciones. También existen anuncios en las calles, que dirigen a compradores potenciales al lugar del proyecto, la distribución de volantes que anuncian el proyecto, en áreas estratégicas con alto tráfico de compradores, y anuncios espectaculares en carreteras y avenidas principales cercanas a los diferentes desarrollos de ARA.

ARA inicia sus esfuerzos de comercialización al mismo tiempo que inicia la edificación del proyecto habitacional. Los cuatro departamentos que participan en el proceso de comercialización y ventas son:

Departamento de Ventas.- Responsable de identificar a compradores potenciales y de llevar a cabo todas las actividades relacionadas con la venta, así como dar seguimiento a cada una de las estrategias con las que cuenta ARA.

Departamento de Mercadotecnia y Publicidad.- Se responsabiliza de compilar información acerca de los ingresos, edad, características y toda la información relevante de los compradores potenciales.

Departamento de Escrituración.- Es el encargado de recolectar y ordenar toda la documentación y los arreglos con respecto a la escrituración de las viviendas y dar cumplimiento a todos los requisitos para el otorgamiento de la hipoteca individual.

Departamento de Coordinación y Servicio.- Lleva a cabo la entrega de la casa al comprador, da el servicio post-venta, orienta y organiza el régimen y reglamento de condominio para la asamblea de condóminos dentro de cada desarrollo.

iii) Patentes, licencias, marcas y otros contratos

ARA cuenta con diversas marcas registradas ante el Instituto Mexicano de la Propiedad Industrial, destacando las siguientes:

1.- La marca "ARA", que se aplica a la construcción de viviendas, construcción, reparación y servicios de instalación.
2.- El registro de "Casa ARA, HARA TU CASA REALIDAD", que se aplica, entre otros a casas y materiales de construcción.
3.- Registro de Club Riviera Resorts y Diseño, tipo de marca mixta, que se aplica agencias de alquiler de propiedades inmobiliarias, alquiler de departamentos y arrendamientos a crédito.

Estos registros tienen una vigencia de diez años a partir del 2000 y 2002, prorrogables, y son importantes para el desarrollo de la Compañía ya que forman parte de su imagen corporativa.

iv) Principales clientes

En su mayoría, los clientes de la Compañía son personas físicas que requieren de la obtención de financiamiento hipotecario. El concepto de "principales clientes" no aplica para ARA, ya que no existe ningún cliente que represente el 10% o más de las ventas consolidadas y por lo tanto represente una concentración de riesgo financiero para la compañía en caso de la pérdida del mismo.

v) Legislación aplicable y situación tributaria

Generalidades.

ARA realiza diversas operaciones que están sujetas a leyes y reglamentos federales, estatales y municipales, en dicho sentido, las actividades de ARA están sujetas en México, entre otras, a: i) la Ley General de Asentamientos Humanos, misma que establece la concurrencia de la federación, de las entidades federativas y de los municipios, para la ordenación y regulación de los asentamientos humanos en el territorio nacional; fija las normas básicas para planear y regular el ordenamiento territorial de los asentamientos humanos y la fundación, conservación, mejoramiento y crecimiento de los centros de población; define los principios para determinar las provisiones, reservas, usos y destinos de áreas y predios que regulen la propiedad en los centros de población, y determina las bases para la participación social en materia de asentamientos humanos (los gobiernos estatales por mandato constitucional tienen a su vez, la facultad de promulgar leyes de desarrollo urbano en sus áreas de competencia); ii) la Ley

Federal de Vivienda, que norma la coordinación entre las entidades federativas y los municipios, por un lado, y el sector privado por el otro, con el fin de operar el sistema nacional de vivienda para establecer y regular la vivienda de interés social; iii) las Leyes de Desarrollo Urbano del Distrito Federal y de los estados; iv) los Reglamentos de Construcción y Zonificación del Distrito Federal y de los estados, que rigen la construcción de viviendas y las bases para la zonificación, incluyendo permisos y licencias correspondientes; v) los Planes de Desarrollo Urbano estatales o municipales que determinan la zonificación local y los requerimientos del uso de suelo; vi) la Ley del INFONAVIT y las correspondientes Reglas de Otorgamiento de Crédito; vii) la Ley Orgánica de SHF, que fomenta el desarrollo de los mercados de créditos hipotecarios primarios y secundarios al autorizar a la SHF a otorgar créditos hipotecarios para la compra de vivienda, de conformidad con las condiciones generales de financiamiento de la SHF, las cuales regulan los términos y condiciones generales conforme a los cuales pueden otorgarse dichos créditos; y viii) la Ley Federal de Protección al Consumidor, la cual promueve y protege los derechos de los consumidores y busca establecer la equidad y seguridad jurídica en las relaciones entre los consumidores y los proveedores comerciales.

Situación Tributaria.

La situación fiscal de ARA se encuentra regulada por las leyes del Impuesto Sobre la Renta (ISR), Impuesto al Activo (IMPAC), Impuesto al Valor Agregado (IVA), el Código Fiscal de la Federación (CFF) y sus respectivos reglamentos.

El ISR se calcula considerando como gravables o deducibles ciertos efectos de la inflación, tales como la depreciación calculada sobre valores en precios constantes y la deducción de compras en lugar de los costos, lo que permite deducir costos actuales, y que se acumule o deduzca el efecto de la inflación sobre ciertos activos y pasivos monetarios a través del ajuste inflacionario, el cual es similar al resultado por posición monetaria. La tasa del ISR fue del 32% en el 2004 y será del 30% en 2005. Por otra parte el IMPAC se causa a razón del 1.8% del promedio neto de la mayoría de los activos (a valores actualizados) y de ciertos pasivos, y se paga únicamente por el monto en que exceda al ISR del año; cualquier pago que se efectúe es recuperable contra el monto en que el ISR exceda al IMPAC en los diez ejercicios subsecuentes.

De acuerdo con el Reglamento de la Ley del ISR, las compañías promotoras de vivienda que adquieran terrenos y desarrollen viviendas, pueden deducir de inmediato el monto total de dicha inversión en caso de cumplir con ciertos requisitos. Por esta deducción, la Compañía genera un diferimiento en el pago de ISR, según lo mencionado en el Boletín D-4 "Tratamiento contable del impuesto sobre la renta y de la participación de los trabajadores en la utilidad" (D-4), emitido por el IMCP.

El 1 de diciembre de 2004, se publicaron modificaciones a las leyes del ISR e IMPAC aplicables a partir de 2005, siendo las principales que: a) se reduce la tasa del ISR al 30% para el año 2005, a 29% en 2006 y a 28% de 2007 en adelante; b) para efectos del ISR se deducirá el costo de venta en lugar de la adquisición de inventarios; sin embargo en el caso de los desarrolladores inmobiliarios ésta modificación no aplica para la adquisición de terrenos, c) en 2005 se pueda optar por acumular en un periodo de 4 a 12 años los inventarios al 31 de diciembre de 2004, determinados con base a las reglas fiscales; al optar por acumular los inventarios de la regla 106 y las perdidas fiscales por amortizar, y se podrá deducir el costo de ventas de los inventarios conforme se enajenen; d) a partir de 2006 será deducible en su

totalidad la participación a los trabajadores en las utilidades; y e) se incluyen los pasivos bancarios y con extranjeros para determinar la base gravable del IMPAC.

Debido a la naturaleza del negocio de la Compañía, los ingresos por la venta de casas habitación se encuentran exentas del pago del IVA y, en consecuencia, el IVA generado por compras de materiales no es acreditable y se considera como parte de los gastos deducibles.

La Compañía no cuenta con beneficios o subsidio fiscal alguno, ni está sujeta al pago de impuestos especiales.

vi) Recursos humanos

Concepto	2004	%	2003	%
Número de funcionarios	48	6.9	39	6.2
Número de empleados	649	93.1	589	93.8
Total empleados	**697**	**100.0**	**628**	**100.0**
Personal subcontratado	6,733		8,627	

Al 31 de diciembre de 2004, ARA tenía 697 empleados de planta, quienes laboran en la subsidiaria GAVI.

El número de personal subcontratado por ARA varió considerablemente del 2003 al 2004 y su contratación depende en gran parte del nivel de actividades de construcción. ARA realiza subcontratos con personas físicas y morales para desarrollar sus actividades de construcción. Dichos contratistas son los responsables de las obligaciones laborales, legales y fiscales de su personal. ARA no se ha visto afectada por huelgas o disputas laborales importantes en toda su historia.

ARA mantiene programas de capacitación permanentes para todo su personal, orientados a la enseñanza y actualización en técnicas de administración, de ventas y de producción.

La Compañía proporciona las prestaciones de ley a sus funcionarios y empleados que incluyen seguro social, aportación al fondo de retiro, cesantía y vejez (RCV), aportaciones al INFOVAVIT, Participación de los Trabajadores en las Utilidades (PTU), vacaciones, prima vacacional y aguinaldo. ARA brinda a sus funcionarios ciertas prestaciones adicionales, como seguro de vida y seguro de gastos médicos mayores, fondo de ahorro y 15 días adicionales de aguinaldo; además tiene establecido un fideicomiso para pensiones y jubilaciones.

Durante 2004 se terminó de implementar el nuevo Centro de Formación ARA, en donde se han impartido 251 cursos, capacitando a 425 personas en el Modelo Integral de Competencias Institucionales.

También se capacitó al 100% de los asesores de ventas a nivel nacional obteniendo como resultado mejorar la atención y servicio al cliente; se implementó un programa de certificación para el personal de supervisión en la obra, el cual tiene el objetivo de garantizar resultados

sobresalientes, elevando el nivel de efectividad y eficacia en los aspectos técnicos del Proceso Constructivo.

vii) Desempeño ambiental

Cada obra realizada por ARA se encuentra regida, entre otros, por la Ley General del Equilibrio Ecológico y la Protección al Ambiente y sus reglamentos, la Ley General para la Prevención y Gestión Integral de los Residuos, así como por la Ley de Aguas Nacionales y su reglamento, y por las respectivas normas ambientales de los diferentes niveles de gobierno federal, estatal y municipal.

Para la edificación de cada desarrollo que realiza ARA, presenta un documento denominado "Manifiesto de Impacto Ambiental", al cual corresponde una "Resolución de Impacto Ambiental", emitida por la instancia responsable, ya sea a nivel municipal, estatal o federal, según sea el caso. En cada resolución se establecen las acciones específicas que se deben llevar a cabo para proteger al medio ambiente, así como para evitar o atenuar el impacto negativo de las obras, mediante la implementación de las denominadas "medidas de mitigación", en donde se incluyen programas de forestación, el cuidado de los suelos, los cuerpos de agua, la fauna y la flora para cada caso, etc.

Todas las acciones que se definen en la materia tienen como objetivo la protección integral del medio ambiente a través del cuidado y manejo adecuado de todos los elementos integrantes de un desarrollo urbano creciente, que debe incorporarse satisfactoriamente al medio ambiente en todos los casos en donde este fenómeno de población se genere.

viii) Información del mercado y ventajas competitivas

Panorama general.- A partir de la evolución sociodemográfica que ha tenido la población mexicana junto con la formación creciente de núcleos familiares y el rezago habitacional existente, la Compañía considera que en los próximos 25 años habrá una demanda creciente de vivienda de interés social. En el marco de la demografía actual, se estima que para el año 2010 habrá en el país alrededor de 30 millones de hogares con lo cual, se reflejará una demanda anual promedio de 789,000 mil viviendas nuevas para cubrir las necesidades de crecimiento.

El Programa Sectorial de Vivienda 2001 – 2006 publicado por SEDESOL en el 2001, considera que para el año 2030 habrá 128.9 millones de mexicanos en 45 millones de hogares. Por lo que el incremento habitacional en 30 años deberá ser de 23 millones de unidades. Lo anterior representa la necesidad de edificar a partir de ahora un promedio de 766 mil viviendas anuales. Asimismo, se estima que del parque habitacional existente, aproximadamente el 50% corresponde a viviendas que son inapropiadas (ej. de lámina, cartón, madera, etc., o las que requieren algún tipo de reparación o reposición). El déficit de vivienda de interés social se intensifica por el alto índice de crecimiento poblacional en las zonas urbanas, por el alto porcentaje de personas que se incorporan a la fuerza de trabajo y por la formación de nuevas familias. La Compañía considera que la demanda de vivienda de interés social junto con las políticas gubernamentales diseñadas para incrementar la disponibilidad de financiamiento hipotecario, favorecerán la producción de vivienda de interés social en el futuro.

Las viviendas de interés social construidas por promotores de conjuntos habitacionales generalmente se venden con financiamiento hipotecario. Estas viviendas están construidas con permisos oficiales, cuentan con todos los servicios urbanos y su terreno está registrado y escriturado al comprador. Con el fin de construir estas viviendas, las promotoras deben tener los terrenos adecuadamente delimitados, con infraestructura urbana, el financiamiento comprometido y el título de propiedad en orden.

El mercado de viviendas construidas por promotores depende de la disponibilidad de financiamiento hipotecario para el consumidor. Este mercado está altamente fragmentado y la mayoría de las promotores operan localmente. La Compañía considera que sólo cerca de 10 promotores, incluyendo ARA, tienen una presencia importante, abarcando aproximadamente el 30% del mercado de vivienda de interés social en su conjunto y el resto son desarrolladores que comercializan menos de 1000 viviendas anualmente.

Financiamiento para la vivienda de interés social.- Una parte fundamental en el mercado de la vivienda de interés social es la existencia de recursos para el otorgamiento de créditos hipotecarios destinados a la compra de ese tipo de vivienda. Actualmente, los principales proveedores de créditos hipotecarios de interés social en México son el INFONAVIT, la SHF y el FOVISSSTE. En el año 2004, del total de créditos hipotecarios proporcionados por el INFONAVIT, la SHF y el FOVISSSTE, aproximadamente el 2.7%, 7.4% y 2.6%, respectivamente, fueron otorgados a clientes de Consorcio ARA. Durante el año 2004 el INFONAVIT proporcionó un total de 300,812 créditos hipotecarios, mientras que la SHF proporcionó 65;320 créditos hipotecarios y el FOVISSSTE 6,252 créditos hipotecarios.

Otra alternativa de financiamiento de la vivienda de interés social tradicional es el Cofinanciamiento-INFONAVIT (Cofinavit), donde el cliente que percibe ingresos de 7 a 10.9 salarios minimos mensuales, obtiene una calificación y presenta la documentación oficial requerida para obtener un crédito, el cual es otorgado conjuntamente por el INFONAVIT y por una Sociedad Financiera de Objeto Limitado (Sofol) y/o un banco.

Los principales mercados en los que ARA participa son:

Vivienda Prosavi-Progresiva.- En 1998 se inició un programa especial de apoyo a la vivienda de bajos recursos llamado Prosavi, en el cual el cliente pagaba 10% de enganche, el gobierno otorgaba un subsidio directo al frente por el 20% del valor de la vivienda y la SHF financiaba el 70% restante. Dicho programa concluyó en el 2002. A mediados del año 2000 INFONAVIT inició un programa llamado Vivienda Progresiva, en el cual el producto es prácticamente el mismo que el de Prosavi con un precio ligeramente mayor a éste, en el cual INFONAVIT otorga el 100% del crédito y el subsidio lo da en tasas de interés preferenciales. Por ser este sector especial con un producto, precio, mercado y márgenes distintos a los de interés social, se ha mantenido como un segmento independiente, aunque el financiamiento sea otorgado por los mismos proveedores de hipoteca que en el de interés social.

Vivienda de interés social.- Este segmento se refiere generalmente a casas financiadas por la SHF y por los fondos de vivienda INFONAVIT y FOVISSSTE a sus derechohabientes, típicamente la amortización del crédito se realiza mediante el descuento por nómina al salario del trabajador que el patrón está obligado a hacer y a enterar al INFONAVIT o al FOVISSSTE. Los riesgos a que están expuestos estos organismos, entre otros, son fundamentalmente el

riesgo de desempleo y el operativo. Los créditos que ofrecen están denominados en VSM y sobre esta denominación se aplica una tasa de interés que va del 4% al 9% dependiendo del salario del trabajador al momento del otorgamiento del crédito.

En el caso del crédito hipotecario que ofrece el INFONAVIT éste sólo es aplicable a viviendas de interés social que se definen, para ese propósito, como aquellas cuyo valor de avalúo no exceda 300 VSM. Para viviendas ubicadas en el D.F. este límite se amplía a 350 VSM. Al cierre de 2004 el salario mínimo diario en el D.F. era de $45.24 (por lo que 1 VSM igual a 30.4 días por $45.24 pesos igual a $1,375.30 pesos. Por lo tanto: 300 VSM igual a $412,588.80 pesos y 350 VSM igual a $481,355.00 pesos.)

Actualmente para ofrecer una mayor calidad de servicios a sus clientes, ARA construye en el desarrollo de Las Américas, el "Centro Comercial Las Américas", el cual será el cuarto más importante dentro del área metropolitana. Contará con importantes tiendas ancla, así como un corredor comercial en donde se ofrecerán los servicios de la más alta calidad para los habitantes del desarrollo y del Municipio de Ecatepec. Con estas acciones Consorcio ARA refuerza su compromiso de ofrecer productos de la más alta calidad a sus clientes, siendo así el único desarrollador de vivienda en el país que ofrece el valor agregado de una oferta comercial de calidad dentro de sus desarrollos habitacionales.

El principal mercado en el que participa ARA es el de la vivienda de interés social; este mercado está enmarcado en los siguientes puntos:

Parque habitacional.- De acuerdo con el recuento de 2000 del INEGI, el parque habitacional está conformado de la siguiente manera: (i) 51% de las viviendas están construidas de concreto y el restante 49% con lámina, madera, cartón, u otros materiales; (ii) 78.1% de las viviendas son propias y el 21.9% restante son viviendas no propias; y (iii) el promedio de habitantes por vivienda es de 4.4 y se estima un déficit de aproximadamente 5 millones de unidades.

Demanda.- Se estima que el 73% de la población requiere de vivienda nueva o sustituir su vivienda actual. Un aspecto que influye directamente en el crecimiento de la demanda de vivienda son los rangos de edad de la población. En el recuento de 2000 el 70% de la población es menor a 34 años, por lo que se estima que en el corto y mediano plazo un número importante de personas entrará a la edad demandante de vivienda. Adicionalmente, según el recuento del INEGI de 2000, el 70% de la población ocupada recibe entre 1 y 10 salarios mínimos y es este el mercado que cuenta con las características para obtener un crédito de interés social.

Oferta.- La oferta de vivienda está relacionada con el número de hipotecas ofrecidas al mercado; en 2004 se otorgaron 531,241 hipotecas, un crecimiento del 6.25% comparado con el 2003. Para el año 2005 se espera un crecimiento en el número de hipotecas originadas de aproximadamente 20.5% con respecto a 2004. Al cierre del 2005 se espera que se hayan otorgado a nivel nacional 640,600 créditos hipotecarios. Existe la meta del Programa de Vivienda del Presidente Vicente Fox, para que durante el 2006, se otorguen 750,000 hipotecas. De acuerdo con cifras oficiales, en los cuatro primeros años de la actual administración, se han entregado cerca de un millón 760 mil créditos para adquisición de vivienda, lo cual nos indica la magnitud de la industria. Las metas de vivienda trazadas por el Gobierno Federal son consideradas en los planes y programas de la Compañía.

Vivienda de tipo medio.- Este segmento incluye casas financiadas a través de la SHF y la banca comercial. Se considera que el mercado de tipo medio incluye casas cuyos precios unitarios oscilan entre los $370 mil y $999 mil pesos.

Vivienda residencial.- Este segmento se refiere a casas financiadas a través de la banca Comercial, SOFOLES y/o con crédito ARA (40% de enganche del valor de la vivienda con plazo no mayor a 12 meses). La empresa clasifica como residenciales a las casas cuyo precio promedio se encuentra por arriba de $1 millón; durante 2004 el precio promedio fue de $1 millón 652 mil pesos.

Es importante señalar que ARA, a la vanguardia del sector, ha comenzado la construcción de un desarrollo en el Estado de Morelos, municipio de Emiliano Zapata, donde se planea construir un campo de golf, casa club, y casas con un valor aproximado de $1.5 millones de pesos, así como lotes unifamiliares en "*fairway*" de aproximadamente $1 millón de pesos. Algo totalmente inexistente en el país hasta el momento. En un futuro no muy lejano, se planea replicar este proyecto en la Riviera Maya, a cinco minutos del Aeropuerto Internacional de Cancún.

Vivienda residencial turística.- Incluye propiedades en desarrollos turísticos que generalmente son consideradas como casas de tipo residencial dentro de ese sector.

Competencia.- La Compañía es el tercer desarrollador de vivienda de interés social más importante de México en cuanto a unidades vendidas. Se estima que aproximadamente el 30% de los oferentes de vivienda está concentrado en las 10 principales compañías del país, por lo que el resto de los desarrolladores o constructores operan sólo en el ámbito local. La participación de mercado de ARA en relación con el mercado hipotecario fue aproximadamente del 3.2% en 2004.

Los 10 principales desarrolladores de vivienda de interés social, en función del número de unidades vendidas a derechohabientes del INFONAVIT en 2004 son:

1)	Corporación Geo	6)	PULTE
2)	URBI	7)	HOMEX
3)	Consorcio ARA	8)	SARE
4)	Inmobiliaria RUBA	9)	SADASI
5)	Casas BETA	10)	Constructora YVA

En 2004 se ofertaron 531,241 viviendas entre un estimado de 2,000 constructores y promotores, de los cuales se considera que aproximadamente 950 están registrados o afiliados a algún organismo de constructores o promotores inmobiliarios, siendo el diferencial los pequeños constructores.

Ventajas competitivas.- La Compañía considera que está bien posicionada como un participante líder en la promoción de vivienda de interés social en el país. La administración de la Compañía considera que sus fortalezas competitivas incluyen: (i) su reserva territorial (de las más grandes de la industria); (ii) la envidiable salud financiera de la empresa; (iii) la diversificación de operaciones (Progresiva, Interés Social, Tipo Medio, Residencial y Residencial Turístico); (iv) su constante énfasis en el cuidado de costos e innovación en la construcción; (v) su expansión

geográfica; (vi) sus directivos y empleados con amplia experiencia y especialización dentro del sector y; (vii) su compromiso con el mejoramiento de la calidad de vida de sus clientes.

ix) Estructura corporativa

La Compañía inició operaciones en 1977 a través de la creación de una de sus actuales empresas operativas y once años después, el 22 de noviembre de 1988, se constituyó con su actual estructura corporativa. Desde 1996, ARA está organizada como una sociedad controladora que consolida las operaciones de siete subsidiarias principales en las que tiene la participación accionaria que a continuación se indica:

Subsidiarias	Participación
Consorcio de Ingeniería Integral, S.A. de C.V. (CIISA)	99.6%
Constructora y Urbanizadora ARA, S.A. de C.V. (CUARA)	99.9%
Inmobiliaria ACRE, S.A. de C.V. (ACRE)	99.1%
Proyectos Urbanos Ecológicos, S.A. de C.V. (PUESA)	99.9%
Comercialización y Ventas, S. A. (COVENSA)	98.0%
Asesoría Técnica y Administrativa GAVI, S.A. de C.V. (GAVI)	99.9%
Promotora y Desarrolladora de Centros Comerciales, S. A. de C.V. (PDCC)	99.9%

CIISA: Es la subsidiaria más importante de la empresa. Es propietaria de la mayoría de las reservas territoriales de ARA y es responsable del desarrollo y construcción de la mayor parte de los proyectos habitacionales, así como de la producción del concreto y la operación de la maquinaria y equipo que se utiliza en el desarrollo de los proyectos de vivienda.

CUARA: Desarrolla, construye proyectos habitacionales y opera como contratista para terceros no relacionados con la empresa.

ACRE: Tiene una pequeña porción de las reservas territoriales de la empresa.

PUESA: Es una empresa cuyo propósito es el desarrollo de un proyecto de vivienda media en la ciudad de Toluca, Estado de México.

COVENSA: Es la encargada de la comercialización y venta de los proyectos inmobiliarios.

GAVI: Proporciona servicios administrativos para ARA.

PDCC: Desarrolla, construye y comercializa centros comerciales ubicados en los conjuntos habitacionales de ARA, para brindar espacios comerciales a sus habitantes.

x) Descripción de activos

Concepto (Millones de Pesos de Poder Adquisitivo de 2003)	2004 (Importe)
Edificio en Condominio	62.4
Edificio para Arrendamiento	35.5
Maquinaria y Equipo	475.5
Equipo de Transporte	56.2
Mobiliario y Equipo de Oficina	50.9
Subtotal	680.5
Menos-Depreciación Acumulada	337.0
Subtotal	343.5
Terreno	29.6
Construcciones en Proceso	0.5
Total	373.6
Equipos adquiridos mediante contratos de Arrendamiento Financiero en:	
Equipo de Transporte	51.5
Maquinaria y Equipo	126.9
Mobiliario y Equipo de Oficina	3.4
Menos-Depreciación Acumulada	44.7
Total	**510.7**

Edificio: Corresponde a las oficinas generales, con una superficie propia de 1,385.41 m2. Adicionalmente ARA tiene un área rentada de 3,926.07 m2, ubicada en la ciudad de México en Bosques de las Lomas, Polanco e Insurgentes. Durante 2004 como parte fundamental de nuestra integración vertical, se llevó a cabo el desarrollo y puesta en operación de las nuevas instalaciones de COMACI, ubicadas en el Estado de México, con tecnología de punta, que han colocado a ésta división en un nivel superior para continuar brindando a la compañía mayor independencia y posición de fortaleza en el mercado. Esta iniciativa no sólo reforzó los activos y la infraestructura propia, sino que se han mejorado los costos de vivienda y capacidad instalada para la edificación de nuevos desarrollos, además de colaborar con la comunidad en la creación de fuentes de empleo.

Maquinaria y Equipo: Dentro de los principales activos fijos de ARA se encuentra la maquinaria y equipo de construcción integrada por máquinas motoconformadoras, retroexcavadoras, vibrocompactadores, pailoaders, mezcladoras, bombas de concreto, plantas de concreto, (que cuentan con colectores de polvo), cargadores frontales, con las cuales se efectúan trabajos de excavación y limpieza de terrenos en breña, excavación en cepas para estructuras de vialidades, conformación y compactación con material inerte con base para la cimentación de vivienda o vialidades, drenaje sanitario, pluvial, agua potable y telefonía. Las plantas de concreto se encargan de la producción y abasto de concreto premezclado que a su vez, es transportado en ollas revolvedoras a los diferentes desarrollos que lo requieran. El colado de concreto se efectúa empleando bombas especiales, en las áreas en que se ha colocado la cimbra, también propiedad de ARA, para el colado en serie. Toda la maquinaria y equipo de producción se encuentra localizado en cada uno de los desarrollos en proceso en el

ámbito nacional. La maquinaria cuenta con una vida útil remanente promedio de 9 años y una antigüedad promedio de 12 años. El equipo tanto el propio como el rentado, cuenta con seguro contra daños materiales, robo e incendio; a partir del 2002 se compra con arrendamiento financiero.

Mobiliario y Equipo de Oficina: es propio y cuenta con seguro contra daños materiales, robo e incendio, incluido tanto para oficinas centrales como para las obras foráneas considerando en este rubro además aire acondicionado, y proyectores, el mobiliario y equipo cuenta con una vida útil remanente promedio de 7 años y una antigüedad promedio de 10 años.

Equipo de Transporte: Se integra básicamente por camiones para traslado de maquinaria pesada, camionetas para servicio en las obras, traslado de materiales y automóviles. Todo el equipo cuenta con verificación ambiental y catalizadores. Se tiene seguro tanto para el equipo propio como el arrendado. El equipo tiene una vida útil promedio de 4 años. A partir del 2000 se adquiere mediante arrendamiento financiero.

Equipo de Cómputo: ARA cuenta con tecnología de punta en telecomunicaciones para tener comunicación con sus desarrollos la cual puede ser a través de enlaces satelitales, enlaces WAN y mediante servicios de ADSL o banda ancha, dependiendo de la zona geográfica y de las factibilidades técnicas de cada lugar. Nuestra red de área local esta constituida por 24 switches, y un *Backbone Giga Ethernet* de fibra óptica, en la cual viajan todos nuestros datos.

Contamos con sistemas automatizados (desarrollos de software) para cada una de las áreas de la empresa y que los empleados utilizan para llevar a cabo sus labores (contabilidad, compras, inventarios, ventas, proyectos, tesorería, cobranza, costos y presupuestos, recursos humanos.)

Para dar continuidad a nuestras operaciones dentro del área de tecnologías de información contamos con un plan de recuperación de desastres, consolas antivirus, proceso automatizado de respaldos, *firewalls*, detectores y prevención de intrusos.

Contamos con contratos de licenciamiento de software a 3 años en la parte de Microsoft y contratos de mantenimiento para nuestros servidores de misión crítica (6 equipos) los 365 días del año, las 24 horas.

Las 1,400 computadoras existentes y 300 impresoras que utilizan los empleados se encuentran tanto en oficinas centrales, así como en cada uno de los desarrollos a nivel nacional. La adquisición de los equipos se realiza a través de arrendamiento financiero; Los equipos tienen una vida útil de 3 años y un antigüedad promedio de 2 años

Se ha comenzado la Implantación de un nuevo sistema de Planeación de Recursos Empresariales (ERP, por sus siglas en Ingles), denominado internamente "ControlARA" para fortalecer el control de la operación, generar información para la toma de decisiones y responder al mercado de una manera más eficiente y eficaz, además de facilitar el intercambio de información entre las distintas áreas del negocio y poder acelerar el tiempo de respuesta al mercado. Asimismo, se llevó a cabo la adquisición del sistema *Hyperion*, para reforzar los procesos, la colaboración en toda la organización y mejorar el rendimiento operacional y financiero, todo con el objetivo principal de continuar con importantes incrementos de productividad dentro de la obra y brindar el mejor servicio en todos los ámbitos de la operación. La implantación de estos sistemas contribuirá, con la adopción de prácticas internacionales de

negocio que han probado ser exitosas en México y otros mercados, tanto de características similares como de países desarrollados.

xi) Procesos judiciales, administrativos o arbitrales

Dentro de ARA existen procedimientos legales inherentes al curso ordinario del negocio. Dichos procedimientos no representan un impacto significativo sobre los resultados de operación y la posición financiera de la empresa.

xii) Acciones representativas del capital social

El capital social de ARA es de $437.6 millones (valor nominal) y está representado por 328,211,874 acciones ordinarias, nominativas, sin expresión de valor nominal, serie única, de suscripción libre, íntegramente suscritas y pagadas.

La compañia por los últimos tres ejercicios no ha tenido ningún evento que haya modificado el importe del capital social, ni ha realizado ninguna emisión de acciones representativas del mismo.

xiii) Dividendos

La declaración, monto y forma de pago de dividendos son determinados por acuerdo de la Asamblea de Accionistas de ARA, generalmente con base en la recomendación del Consejo de Administración.

Evento subsecuente:

En la Asamblea General Ordinaria Anual de Accionistas celebrada el 21 de abril de 2005, se acordó aplicar la cantidad de hasta $141,131,106 pesos, al pago de un dividendo en efectivo a los accionistas, a razón de $0.43 por acción emitida y en circulación.

Ara es el primer desarrollador de vivienda mexicana en decretar un dividendo. En un futuro se estima pagar un dividendo entre el 1 y 1.5 por ciento en relación al precio de la acción, según las condiciones del mercado.

Información Financiera Relevante	2004	2003	2002
Utilidad por Acción Ordinaria (1)	3.08	2.29	1.83
Acciones en Circulación al cierre del año (unidades)	328,143,174	327,754,874	327,599,074
Valor en Libros de las acciones	17.51	14.63	12.72
Cuentas por Cobrar a ventas	23.8%	26.3%	26.2%
Días de Cuentas por Cobrar	86	95	94
Deuda con Costo / Capital Contable	0.04%	0.03%	0.03%
Rotación de Inventarios	0.81	0.84	0.92
EBITDA (2)	1,310.0	1,145.3	1,008.5
Activo Circulante / Pasivo Circulante	8.6	9.3	8.6
Activo Circulante-Inventario / Pasivo Circulante	3.0	3.3	3.3
Efectivo / Pasivo Circulante	135.1%	131.2%	129.2%
EBITDA / Intereses Pagados	16.9	19.8	15.6
Margen Bruto	29.1%	28.8%	28.5%
ROE (3)	17.6%	15.7%	14.5%
Pasivo Total / Activo Total	31.8%	34.1%	33.9%

(1) Utilizando el promedio ponderado de acciones en circulación resultado de los últimos 12 meses.
(2) Utilidad de operación más depreciación.
(3) Utilidad Neta entre Capital Contable.

b) Información financiera por línea de negocio, zona geográfica y ventas de exportación

Durante 2004, 2003 y 2002 ARA no tuvo ventas al exterior.

Consorcio ARA

Ingresos por localización geográfica

(millones de pesos a Diciembre 2004)	2004		2003		2002	
Estado	Importe	%	Importe	%	Importe	%
Estado de México	3,742.6	64.8%	3,169.1	62.5%	3,063.1	66.9%
Baja California	573.0	9.9%	513.0	10.1%	320.0	7.0%
Quintana Roo	564.9	9.8%	481.7	9.5%	348.3	7.6%
Nuevo León	443.4	7.7%	402.2	7.9%	172.6	3.8%
Puebla	152.8	2.6%	282.9	5.6%	295.9	6.5%
Querétaro	139.7	2.4%	1.2	0.0%	2.1	0.0%
Guerrero	58.0	1.0%	44.5	0.9%	73.6	1.6%
Guanajuato	54.6	0.9%	97.6	1.9%	50.4	1.1%
Chihuahua	32.8	0.6%	44.3	0.9%	172.8	3.8%
Morelos	10.8	0.2%	0	0.0%	0	0.0%
Michoacán	5.2	0.1%	0	0.0%	0	0.0%
Sinaloa	0	0.0%	2.0	0.0%	0	0.0%
Distrito Federal	0	0.0%	34.4	0.7%	80.1	1.7%
TOTAL INGRESOS	5,777.8	100.0%	5,072.9	100.0%	4,578.9	100.0%

A continuación se presentan el monto de los ingresos totales por línea de negocio:

(En millones de pesos constantes al 31 de diciembre de 2004)	2004	2003	2002
Prosavi-Progresiva	364.4	294.2	432.0
Interés Social	3,611.1	3,569.6	3,150.1
Tipo Medio	1,270.4	914.0	784.7
Residencial	348.7	249.8	184.0
Como Constructor	22.2	10.6	0.6
Terrenos Comerciales	150.8	5.4	6.7
Arrendamiento de Centros Comerciales	10.2	29.3	20.8
Total	5,777.8	5,072.9	4,578.9

c) Informe de créditos relevantes

Por los tres últimos ejercicios ARA no obtuvo ningún crédito relevante. Sin embargo, al 31 de Diciembre de 2004, la Compañía contaba con líneas de créditos vigentes con diversas instituciones financieras aproximadamente por $1,711 millones.

d) Comentarios y análisis de la administración sobre los resultados de operación y situación financiera de la Compañía.

ARA tuvo una buena actuación durante el año 2004. Como ejemplo de solidez, continuó con sus labores, generando confianza, en su posición como uno de los líderes en el sector vivienda, ARA realizó ventas en 2004 por $5,777.8 millones, un incremento de 13.9% con respecto al año anterior, representando 17,104 viviendas, lo cual se traduce en un incremento de 6.8% contra el año anterior. De este total, 74.3% correspondió a vivienda de interés social, 13.3% de tipo medio, 1.2% a residencial y 11.2% a Prosavi-Progresiva. La utilidad bruta fue de $1,679.2 millones, con un margen bruto de 29.1%. La utilidad neta fue de $ 1,013.4 millones, con un margen neto de 17.5%.

ARA continúa a la vanguardia en el sector vivienda, gracias a que brinda las mejores opciones en cuanto a vivienda y créditos. En el 2004, ARA aumentó su reserva territorial sin afectar su estructura financiera, encontrándose en niveles óptimos para su operación desde un punto estratégico, operativo y financiero, se continuará con la misma política de compra de terrenos en el futuro.

I) Resultados de operación

Volúmenes

Durante el 2004, ARA incrementó sus ventas de unidades en 6.8% con respecto al año 2003, y 1.3% en el año 2003 con respecto al año 2002. La venta total de vivienda creció de 15,815 unidades durante 2002 a 16,020 viviendas en 2003 y a 17,104 unidades durante 2004. El desglose de estos datos se muestra a continuación:

(En millones de pesos constantes al 31 de diciembre de 2004)

	2004		2003		2002		Var 04/03		Var 03/02	
Concepto	Unid.	Mill$	Unid.	Mill$	Unid.	Mill$	Unid.	Mill$	Unid.	Mill$
Prosavi-Progresiva	1,916	364.4	1,628	294.2	2,421	432.0	288	70.2	-793	-137.8
INFONAVIT	7,092	1,939.8	6,286	1,731.3	6,814	1,797.1	806	208.5	-528	-65.8
SHF	4,050	1,211.6	3,366	1,037.5	3,633	1,066.6	684	174.1	-267	-29.1
FOVISSSTE	1,563	459.7	2,850	800.8	1,090	286.4	-1,287	489	1,760	514.4
Interés Social	12,705	3,611.1	12,502	3,569.6	11,537	3,150.1	203	-341.1	965	419.5
Tipo Medio	2,272	1,270.4	1,762	914.0	1,778	784.7	510	356.4	-16	129.3
Residencial	211	348.7	128	249.8	79	184.0	83	98.9	49	65.8
Terrenos		150.8		5.4		6.7		145.4		-1.3
Comerciales										
Promotor	17,104	5,745.4	16,020	5,033.0	15,815	4,557.5	1,084	712.4	205	475.5
Constructor		22.2		10.6		0.6		11.6		10.0
Locales Comerciales		10.2		29.3		20.8		-19.1		8.5
TOTAL	17,104	5,777.8	16,020	5,072.9	15,815	4,578.9	1,084	704.9	205	494

En el transcurso del segundo trimestre del 2002 ARA inició la venta de Vivienda Progresiva de Interés Social, dicha vivienda es un producto similar al de Prosavi, colocado a través de INFONAVIT con un mayor precio de venta, por este motivo se ha renombrado al sector de Prosavi como Prosavi-Progresiva. Las operaciones en este sector durante el 2004 tuvieron un aumento en unidades vendidas del 17.7% debido a la conclusión de algunos desarrollos, presentando un decremento del 32.8% en el 2003.

Las ventas con financiamiento INFONAVIT decrecieron de 6,814 unidades en el 2002, a 6,286 viviendas durante el año 2003, y 7,092 viviendas durante el 2004 lo cual representa un decremento del 7.7% en el año 2003 y un incremento de 12.8% en el 2004. Lo anterior, debido a la escasez de recursos que experimentó el INFONAVIT en los últimos tres meses del año 2003, al cumplir su meta de créditos ejercidos de manera anticipada.

El volumen de unidades vendidas a través de hipotecas otorgadas por SHF se incrementó en 20.3% en 2004 en comparación con 2003, para cerrar con 4,050 viviendas.

En total, dichas ventas se incrementaron en un 1.2% durante el 2004, y aumentaron 13.3% durante 2003 comparados con el año anterior.

El sector de tipo medio cobró importancia con las nuevas politicas de la SHF que incluyen prestamos hasta por 500,000 UDIS y el regreso del financiamiento por parte de la banca comercial a través de créditos hipotecarios, experimentando un decremento en unidades del 0.9% en 2003, en comparación a 2002, y un aumento del 28.9% en unidades vendidas en 2004 con relación a 2003. La entrada en operación de nuevos desarrollos de tipo medio está

fortaleciendo ésta línea de negocio. En adelante, este segmento incrementará su participación en la mezcla, lo cual redundará en un importante enriquecimiento de la misma.

La línea de negocio de vivienda residencial creció 64.8% en 2004 en comparación a 2003. Asimismo, experimentó un aumento del 62.0% en unidades vendidas de 2003 a 2002. La disminución se debió a la conclusión de algunos desarrollos.

Precio promedio

Durante el 2004 los precios promedio de venta de los productos de ARA experimentaron un crecimiento. El desglose de esta información se detalla a continuación:

(En miles de pesos constantes al 31 de diciembre de 2004)

	2004	Variación	2003	Variación	2002
Prosavi-Progresiva	190.2	5.3%	180.7	1.2%	178.5
Interés Social	284.2	-0.5%	285.5	4.6%	273.1
Tipo Medio	559.2	7.8%	518.8	17.5%	441.4
Residencial	1,652.6	-15.3%	1,951.6	-16.2%	2,329.1

Cabe mencionar que el incremento durante el año 2004 de 5.3% en el precio promedio de la vivienda Progresiva se debe al énfasis por parte del INFONAVIT en esta clase de créditos comercializados por ARA. Asimismo, el incremento en el precio promedio de venta en tipo Medio durante 2003 se debe a la colocación en el mercado de los nuevos créditos de la SHF.

ESTADO DE RESULTADOS 2004 Vs. 2003 Vs. 2002
(En millones de pesos constantes al 31 de diciembre 2004)

	2004	%	Var. %	2003	%	Var. %	2002	%
Ingresos	5,777.8	100.0	13.9	5,072.9	100.0	10.8	4,578.9	100.0
Costo de Ventas	4,098.6	70.9	13.5	3,609.6	71.2	10.3	3,273.0	71.5
Utilidad Bruta	1,679.2	29.1	14.8	1,463.3	28.8	12.0	1,305.9	28.5
Gtos. de Administración	444.6	7.7	14.1	389.6	7.7	10.0	354.2	7.7
Utilidad de Operación	1,234.6	21.4	15.0	1,073.7	21.2	12.8	951.7	20.8
CIF	28.8	0.5	73.5	16.6	0.3	-59.0	40.8	0.9
Otros Ingresos (Gastos)	3.4	0.1	-95.5	76.2	1.5	212.5	24.4	0.5
Asociadas y A enP	21.3	0.4	100.0	-	0.0	-100.0	-4.2	-0.1
Utilidad antes de Imp.	1,230.5	21.3	8.6	1,133.3	22.3	21.7	931.1	20.3
Impuestos	217.1	3.8	-42.9	380.5	7.5	15.7	328.8	7.2
Utilidad Neta	1,013.4	17.5	34.6	752.8	14.8	25.0	602.3	13.2
Depreciación	75.3	1.3	5.3	71.6	1.4	26.2	56.7	1.2
EBITDA	1,309.9	22.7	14.4	1,145.3	22.6	13.6	1,008.4	22.0

Ingresos

El efecto combinado de las ventas permitió que los ingresos de ARA se *incrementaran* 13.9% en términos reales de $5,072.9 millones durante el 2003 a $5,777.8 millones durante el 2004. Desde que la Compañía realizó su colocación primaria en el mercado, se dieron crecimientos muy altos, actualmente se ha visto la tendencia a estabilizarse, considerando que un nivel

estable y sostenible sería un crecimiento anual de poco más del 10% en términos reales para mantener la operación y rentabilidad en niveles óptimos.

Costo de ventas

El costo de ventas se incrementó en un 13.5% de $3,609.6 millones al cierre de 2003 a $4,098.6 millones al cierre del 2004. Este incremento es ligeramente menor al observado en los ingresos, mismo que se reflejó en su margen bruto, derivado principalmente por el aumento en el costo del acero.

Utilidad bruta

La utilidad bruta para el año 2004 fue superior a la del año anterior en un 14.8% al alcanzar los $1,679.2 millones, lo cual generó un margen bruto global de 29.1% sobre ventas contra un margen del 28.8% en el 2003. Los márgenes brutos por segmento son:

	2004	Var. Ptos	2003	Var. Ptos	2002
Prosavi-Progresiva	24.4%	0.4	24.0%	0.3	23.7%
Interés Social	28.7%	0.0	28.7%	0.1	28.6%
Tipo Medio	30.3%	0.0	30.3%	0.0	30.3%
Residencial	30.5%	0.0	30.5%	0.0	30.5%
Constructor	29.8%	0.0	0.0%	0.0	0.0%
Arrend. Locales. Comerciales	48.0%	0.9	47.1%	-4.4	51.5

Derivado de la comercialización de la nueva vivienda Progresiva, se comercializa una vivienda similar a la del Prosavi con un mayor precio, y el aumento en volumen de operación, ha mejorado las economías de escala y se aprecia un ligero incremento en el margen bruto de este segmento.

El crecimiento de la economía mexicana se comienza a hacer notar en el costo de la mano de obra. Por este motivo y el cambio en la mezcla regional de ventas, el margen bruto disminuyó durante el año 2002 a 28.5%; sin embargo durante 2003 y 2004 recuperó el margen hasta niveles del 28.8% y 29.1% respectivamente.

Gastos generales y de administración

Los gastos generales y de administración se han mantenido estables a pesar del crecimiento de la Compañía, logrando estabilizarse en alrededor del 7.7% como porcentaje de ventas. Durante el 2004 éstos gastos ascendieron a $444.6 millones.

Utilidad de operación

La utilidad de operación de ARA durante el 2004 alcanzó los $1,234.6 millones. Esto representa un incremento real del 15% con respecto al año anterior. El margen correspondiente alcanzó niveles de 21.4%.

Ebitda

Durante el 2004, ARA generó $1,309.9 millones de EBITDA, de los cuales solo $73.5 son producto de la depreciación, esta cifra representa un crecimiento real del EBITDA de un 14.4% con respecto al año 2003.

El margen resultante fue de 22.7% durante el año, mostrando una mejoría en comparación con los últimos dos años.

Costo integral de financiamiento

El costo integral de financiamiento se incrementó en un 73.5% en el último año, principalmente por un incremento en los activos no monetarios, que generó una mayor pérdida por posición monetaria. Su desglose se muestra a continuación:

(En millones de pesos constantes al 31 de diciembre de 2004)					
	2004 $	Var %	2003 $	Var %	2002 $
Intereses Pagados	77.3	33.7	57.8	-10.5	64.6
Intereses Ganados	69.0	29.9	53.1	15.2	46.1
Pérdida (Utilidad) Cambiaria	-3.5	-12.5	-4.0	350.0	1.6
Pérdida (Utilidad) Monetario	24.0	50.9	15.9	-23.2	20.7
Costo Integral de Financiamiento	28.8	73.5	16.6	-59.3	40.8

Las variaciones en las tasas de interés dieron como resultado un aumento en los intereses pagados del 33.7% y un incremento del 29.9% en los intereses ganados, al comparar el 2004 contra el 2003.

Cabe mencionar que el EBITDA de ARA es 45.5 veces mayor que los 28.8 millones del costo integral de financiamiento y que puede cubrir los intereses pagados en más de 16.9 veces.

Asociaciones en participación

Las asociaciones en participación disminuyeron sus operaciones debido a la finalización de los proyectos bajo este esquema.

Impuestos

Debido a la aplicación del D-4, la compañía registró en el año 2004 un impuesto sobre la renta diferido neto de reserva por la cantidad de $53.4 millones.

Utilidad neta

La utilidad neta del 2004 alcanzó los $1,013.4 millones, misma que representa un margen neto del 17.5% y que se traduce en una utilidad por acción de $3.08.

La utilidad neta por acción se muestra a continuación:

	2004	2003	2002
Utilidad Neta Mayoritaria (millones)	1,009.3	749.6	600.0
Acciones promedio (millones)	328.1	328.0	327.9
UPA	3.08	2.29	1.83

Reserva territorial

ARA continúa teniendo la reserva territorial óptima para su operación desde un punto de vista estratégico, operativo y financiero. Esta reserva asciende a una superficie de 30.8 millones de metros cuadrados, equivalentes 133,051 viviendas a plan maestro. A continuación se desglosa por tipo de vivienda:

	2004 UNIDADES
Prosavi-Progresiva	30,785
Interés Social	90,144
Tipo Medio	8,311
Residencial	3,811
TOTAL	133,051

Esta reserva territorial se encuentra repartida a lo largo de la República Mexicana de la siguiente manera:

	Unidades	%
Edo. de México y Area Metropolitana	53,474	40.2
Quintana Roo	20,184	15.2
Baja California	11,664	8.8
Nuevo León	9,530	7 2
Morelos	6,351	4.8
Edo de México, Toluca	5,383	4 0
Puebla	5,369	4.0
Veracruz	4,456	3.3
Jalisco	3,414	2 6

	Unidades	%
Guanajuato	3,202	2.4
Sonora	2,822	2.1
Michoacán	2,278	1.7
Querétaro	1,651	1.2
Chihuahua	1,531	1.2
Guerrero	1,243	0.9
Distrito Federal	411	0.3
Sinaloa	48	0.0
Tabasco	40	0.0
TOTAL	133,051	100.0

Es evidente la concentración de nuestra presencia en regiones de alto dinamismo económico y demográfico como lo son el área metropolitana del Valle de México, la franja norte con sus maquiladoras y el sureste turístico del país.

Capacidad Instalada

Para continuar apoyando el incremento de operación, en el año 2004 la Compañía invirtió en maquinaria y equipo la cantidad de $90.0 millones.

Cuentas por cobrar

Las cuentas por cobrar crecieron un 2.7% en los últimos doce meses, no obstante, la rotación de las cuentas por cobrar fue de 2.9 y 3.2 meses de venta, en 2004 y 2003, respectivamente. Cabe mencionar que estos niveles de cuentas por cobrar no son sorpresivos, ya que se estimaba que estuvieran por encima de 3.5 meses. Es importante señalar que la Compañía se mantiene en niveles de liderazgo, debido a una efectiva cobranza durante los últimos meses de 2004 gracias a la dinámica de INFONAVIT y de la SHF.

Pasivo

Derivado de la aplicación del boletín D-4, señalado en párrafos anteriores, los pasivos diferidos ascendieron a $1,637.1 millones de pesos. Por tal razón el apalancamiento, calculado como el total del pasivo entre el total del activo se encuentra en un 31.8% y, si no tomáramos en cuenta el pasivo por impuestos diferidos, el apalancamiento sería sólo del 12.4%. Los pasivos con costo representan únicamente el 18.8% del saldo en caja.

(En miles de pesos constantes al 31 de diciembre de 2004)

	2004	2003	2002
Instituciones de Crédito	-	-	0.7
Proveedores	266.9	189.3	172.2
Impuestos y Gastos Acumulados	245.2	194.0	134.1
Anticipo de clientes	323.5	302.0	325.0
Adeudo Afiliadas	-	-	-
Impuesto sobre la renta e impuesto al activo	71.3	34.3	39.9
Participación de los trabajadores	1.4	1.2	1.0
Total pasivo circulante	908.3	720.8	673.0

El pasivo circulante se incrementó en 26% durante 2004 con respecto a 2003. Resaltan los rubros de proveedores e impuesto sobre la renta.

Capital contable

El capital contable de ARA alcanzó los $5,747.1 millones. Un 19.9% mayor al de diciembre de 2003 derivado principalmente de la utilidad integral del ejercicio.

Requerimientos de Capital y Políticas de Tesorería

Los principales requerimientos de recursos por parte de ARA son para capital de trabajo, principalmente para la adquisición de terrenos, el cual es su inventario más importante, así como para la inversión en maquinaria y equipo a través de arrendamiento financiero. Por lo general dichos requerimientos se han cubierto a través de los flujos de efectivo generados por

la operación de la empresa y algunos préstamos de carácter limitado, arrendamiento financiero, como se puede observar en el Balance General.

Los excedentes de tesorería se invierten en instrumentos de renta fija, principalmente en papeles gubernamentales y en papel comercial de instituciones financieras y/o empresas triple "A" con plazos desde uno hasta 28 días, principalmente en moneda nacional y una proporción no relevante en dólares.

iii) Control interno

Consorcio ARA tiene implantado un sistema de control interno alineado con los objetivos estratégicos de la Dirección. Dicho sistema incluye políticas y procedimientos diseñados para la adecuada salvaguarda de sus bienes, la eficiencia y eficacia de sus operaciones y la emisión de información financiera, de conformidad con principios de contabilidad generalmente aceptados en México, así como con leyes y regulaciones aplicables. Asimismo, el sistema de control ayuda a la Dirección de la Compañía en la prevención y detección de errores e irregularidades.

Como apoyo al sistema de control interno, la Compañía cuenta con una Subdirección de Auditoría Interna, tiene la función de realizar revisiones al cumplimiento de las políticas y procedimientos en las diferentes áreas de la Organización.

Aún y cuando la Compañía considera contar con un sistema de control interno eficiente, y en busca de mayor grado de adhesión a las recomendaciones del "Código de Mejores Prácticas Corporativas", al igual que en el año 2003, se contrató al despacho Galaz, Yamazaki, Ruiz Urquiza, S.C., firma miembro de Deloitte Touche Tohmatsu, para realizar una evaluación sobre el sistema de control interno de la Compañía y sus subsidiarias por el ejercicio 2004. Como resultado de dicha evaluación, se observaron algunas actividades y funciones en las que se considera conveniente reforzar el sistema de control interno existente. De acuerdo con lo anterior, se hicieron las recomendaciones pertinentes a la administración de la Compañía para mejorar el sistema de control interno de las empresas y el área de Auditoría Interna ha realizado el seguimiento de las mismas, conjuntamente con los auditores externos.

Asimismo, el Comité de Auditoría sometió a la aprobación del Consejo de Administración los lineamientos generales del sistema de control interno, los cuales fueron aprobados en la sesión del 19 de febrero de 2004.

Actualmente, debido a la implementación de un nuevo sistema para el procesamiento electrónico de datos en la empresa, las políticas y procedimientos se encuentran en etapa de rediseño, por lo que una vez que este implementado, dicho sistema se espera estén adecuados al nuevo ambiente tecnológico para los ciclos de ingresos, egresos, construcción, activo fijo, tesorería, inventarios, contabilidad y sueldos y salarios.

e) Estimaciones contables críticas

De acuerdo con las evaluaciones financieras y operativas que realiza la Administración de la Compañía en forma periódica, así como basados en la experiencia y el conocimiento que se tiene sobre el negocio, no existen hechos o circunstancias altamente inciertas por las que debiera considerarse la creación de una estimación que pudiera afectar de forma importante las cifras reflejadas en los estados financieros.

IV ADMINISTRACIÓN

a) Auditores externos

Los estados financieros consolidados de ARA en los ejercicios sociales de 2004 y 2003, incluidos en este informe, han sido auditados por el despacho Galaz, Yamazaki, Ruiz Urquiza, S.C., firma miembro de Deloitte Touche Tohmatsu.

Con fundamento en el principio 33 del Código de Mejores Prácticas Corporativas, por medio del cual se recomienda la rotación del socio que dictamine a la sociedad a fin de asegurar la objetividad en los reportes; sugiriéndose que dicha rotación se lleve a cabo cada 6 años, a partir del ejercicio 2003 se cambio el socio auditor a cargo de la auditoría de ARA.

Los servicios de auditoría de los estados financieros de dicha firma incluyen los de dictaminación de sus estados financieros para efectos fiscales.

En opinión de los auditores externos, los estados financieros presentan razonablemente, en todos los aspectos importantes, la situación financiera de ARA, los resultados de sus operaciones, las variaciones en el capital contable y los cambios en la situación financiera, por los tres últimos ejercicios terminados al 31 de diciembre de 2004 y 2003, de conformidad con los principios de contabilidad generalmente aceptados en México.

ARA ha sido auditada desde 1996 por el despacho Galaz, Yamazaki, Ruiz Urquiza, S.C., mismo que no ha emitido ningún dictamen con salvedad, opinión negativa o abstención sobre los estados financieros.

La Dirección General propuso a quienes actualmente son nuestros auditores externos, quienes han sido ratificados por el Consejo de Administración a propuesta del Comité de Auditoría.

Los servicios prestados por el despacho de auditores externos diferentes a los de auditoría consistieron en la evaluación del control interno. Estos pagos no representan más del 20% de los pagos totales por concepto de honorarios de auditoría.

b) Operaciones con personas relacionadas y conflicto de intereses

Acre y Confraco, S. A. de C. V. Tenian celebrado un contrato de fideicomiso empresarial designando al Banco Nacional de México, S. A. Como fiduciario. Durante 2002 la Compañía dio por terminado dicho contrato.

Durante 2003 no hubo operaciones con personas relacionadas.

Durante el ejercicio de 2004 la Compañía efectuó transacciones durante el curso normal de sus operaciones con Centro Regional Las Américas, S. de R. L. y Centro San Miguel, S. de R. L. compañías asociadas, por concepto de servicios administrativos, intereses, venta de terreno y costo por venta de terreno.

Se presume que, por su tenencia accionaria directa en ARA, los ingenieros Germán Ahumada Russek y Luis Felipe Ahumada Russek pudieran ejercer influencia significativa directa.

Germán Ahumada Russek y Luis Felipe Ahumada Russek son hermanos y principales accionistas de ARA, Germán Ahumada Alduncin es hijo y sobrino respectivamente. (Ver Estructura Accionaria).

c) Administradores

El Consejo de Administración de ARA está integrado por once consejeros propietarios incluyendo al presidente y vicepresidente, y once consejeros suplentes. Los miembros del Consejo de Administración son elegidos anualmente por la Asamblea General Ordinaria de Accionistas de ARA.

Los accionistas minoritarios que representan por lo menos el 10% del capital social en circulación de ARA tienen derecho a designar un consejero propietario y su respectivo suplente.

El Consejo de Administración es responsable del manejo de los negocios de ARA, así como de preparar un reporte anual de las operaciones realizadas.

Además de consejeros y funcionarios, ARA cuenta con un Comisario Propietario y Suplente, a quienes se elige o ratifica anualmente en la Asamblea General Ordinaria de Accionistas.

De conformidad con las leyes mexicanas, entre las atribuciones del Comisario está la de informar a los accionistas en la asamblea general ordinaria anual de accionistas, sobre la veracidad de los estados financieros presentados por el Consejo de Administración; incluyendo, entre otras actividades, el examen de las operaciones, los libros, los registros y cualesquiera otros documentos de la Compañía, así como la presentación de un informe sobre dicho examen. Asistir a las asambleas de accionistas o a las sesiones del Consejo de Administración con voz pero sin voto, y, en general, vigilar ilimitadamente las operaciones de ARA.

Nuestros estatutos sociales estipulan que los miembros del Consejo son nombrados o ratificados anualmente.

De acuerdo con las leyes aplicables, los miembros del Consejo continúan en su cargo después de la expiración de su termino hasta que quienes sean designados para sustituirlos tomen posesión de sus nombramientos.

Actualmente de los 22 consejeros que conforman el Consejo de Administración 17 son consejeros independientes de los cuales, ocho son propietarios y nueve son suplentes.

En la Asamblea General Ordinaria de Accionistas celebrada el 21 de abril de 2005, fueron nombrados o ratificados los siguientes miembros del Consejo de Administración:

Nombre	Edad	Años	Puesto
Germán Ahumada Russek	61	17	Consejero Propietario
Luis Felipe Ahumada Russek	58	17	Consejero Propietario
Felix Gavito Marco	60	9	Consejero Propietario
Andrés Massieu Berlanga	56	7	Consejero Propietario
Marcos Ramirez Miguel	42	9	Consejero Propietario
Jean Louis Guinchard	44	-	Consejero Propietario
Godofredo Rojas Reyes	44	2	Consejero Propietario
Pedro Alonso Angulo	56	2	Consejero Propietario
Roberto Danel Díaz	57	2	Consejero Propietario
Germán Ahumada Alduncin	29	2	Consejero Propietario
Luis Ramón Carazo Preciado	53	2	Consejero Propietario
José Antonio Aguilar Obregón	49	9	Consejero Suplente
Antonio Franck Cabrera	52	1	Consejero Suplente
Lorenzo Lucas Sánchez	51	1	Consejero Suplente
Manuel Campos Spoors	45	2	Consejero Suplente
Ignacio Farias Campero	47	2	Consejero Suplente
Francisco Javier Lomelín Ayala	44	-	Consejero Suplente
Miguel Angel Rojas Reyes	46	1	Consejero Suplente
María Cristina Hernández Trejo	48	2	Consejero Suplente
Manuel Gutiérrez García	58	1	Consejero Suplente
J. Sacramento Soto Solis	46	2	Consejero Suplente
Eugenio Riveroll Picazo	45	1	Consejero Suplente
Carlos Hernández Magallanes	52	2	Comisario Propietario

Germán Ahumada Russek y Luis Felipe Ahumada Russek son consejeros patrimoniales relacionados; así como presidente y vicepresidente del Consejo respectivamente.

Felix Gavito Marco, Andrés Massieu Berlanga, Marcos Ramírez Miguel, Jean Louis Guinchard, Godofredo Rojas Reyes, Pedro Alonso Angulo, Roberto Danel Díaz, Luis Ramón Carazo Preciado, Antonio Franck Cabrera, Lorenzo Lucas Sánchez, Manuel Campos Spoors, Ignacio Farias Campero, Francisco Javier Lomelín Ayala, Miguel Angel Rojas Reyes, Maria Cristina Hernández Trejo, Manuel Gutierrez García y Eugenio Riveroll Picazo son consejeros independientes y no están afiliados o asociados con ningún ejecutivo de ARA, ni son accionistas de ARA. Germán Ahumada Alduncin, José Antonio Aguilar Obregón y J. Sacramento Soto Solis son funcionarios de ARA, por lo que son Consejeros Relacionados.

A continuación se muestra un resumen curricular de los consejeros propietarios de ARA:

Germán Ahumada Russek, Presidente, socio fundador del Consejo de Administración y Director General, y socio fundador de ARA. Es presidente y director general de Consorcio de Ingeniería Integral, S.A. de C.V. y Comercialización y Ventas, S.A. de C.V. y Presidente de Constructora y Urbanizadora ARA, S.A. de C.V., Proyectos Urbanos Ecológicos, S.A. de C.V. e Inmobiliaria Acre, S.A. de C.V., subsidiarias de ARA. Director General de la División Inmobiliaria y Vivienda de ARA. Es consejero y comisario de la CANADEVI del Valle de México; también es comisionado y consejero de la Asociación Nacional de Banqueros y AMSFOL de CANADEVI Nacional. Asimismo, es miembro del Consejo de la Banca Metropolitana Regional BBVA Bancomer de la Ciudad de México. Tiene estudios en Ingeniería en Saint John's University, Minnesota USA. El Sr. Germán Ahumada obtuvo el título de Ingeniero Civil de la Universidad Iberoamericana.

Luis Felipe Ahumada Russek, Vicepresidente del Consejo de Administración y socio fundador de ARA, Presidente de Promotora y Desarrolladora de Centros Comerciales, S.A. de C.V. Director General de la División Contrucción y Desarrollo de ARA. Ha fungido también como presidente del consejo de administración y director general de las empresas Lógica Industrial, S.A. de C.V., Grupo Coditec, S.A. de C.V., Promar Construcciones, S.A. de C.V. Ex miembro del Consejo Metropolitano del Grupo Financiero Serfín, S.A. de C.V., Grupo Financiero Invermèxico, S.A. de C.V., Grupo Financiero Bancrecer Banoro, S.A. de C.V., y Servicios Financieros Quádrum, S.A. El Sr. Luis Felipe Ahumada tiene título de Ingeniero Civil de la Universidad Nacional Autónoma de México y estudios de geología y minería en la Universidad de Ann Arbor, Michigan y la Universidad de Arizona en Estados Unidos.

Félix Gavito Marco es socio de la firma de Asesoría Empresarial Marco, S.A. de C.V. Antes de fundar su propia compañía, fungió como Consultor y Director de impuestos del despacho Gossler, Navarro, Ceniceros y Cía. de 1968 a 1981. Obtuvo su título de Contador Público de la Universidad La Salle; es asesor de diversos grupos empresariales tales como Alpura, Alfil, Covadonga, etc., además se desempeña como Consejero Propietario de Seguros Prodins, S.A. de C.V.

Andrés Massieu Berlanga, es director General de Promoción y Desarrollo de México, S.A. de C.V., fungió como secretario adjunto del C. Presidente de la República (1984-1987), Secretario particular del C. Presidente de la República (1987-1993), Subsecretario de Asuntos Religiosos de la Secretaría de Gobernación (1994-1995). Fundador del despacho de consultoría denominado Promoción y Desarrollo de Inversiones de México, S.A. de C.V. donde fungió como Director General(1996.) Socio fundador de la empresa de telefonía pública "Cambifón", así como de la empresa "Televisión por Cable". Vicepresidente Comercial y de Mercadotecnia de Televisa Radio. El Sr. Massieu es Licenciado en Relaciones Industriales de la Universidad Iberoamericana.

Marcos Ramírez Miguel, es Director General de Banca Mayorista del Grupo Financiero Santander-Serfin y está a cargo de las áreas de tesorería, banca de inversión y banca corporativa desde 1999 a la fecha. Es miembro del comité de dirección del grupo financiero Santander-Serfín, así como de diversos comités que rigen la directriz del banco. Fungió como Director Adjunto Financiero y de Banca de Inversión en NAFIN (1993-1999), fue Vicepresidente de Banque Nationale de Paris-New York, como responsable del trading del mercado mexicano, participa con Banque Indosuez México como Head-Trader del mercado doméstico (1983-1989). Tiene Master en Administración y Dirección de Empresas ESADE Barcelona, España y posgrado en finanzas en el Instituto Tecnológico Autónomo de México (ITAM). El Sr. Ramírez es Licenciado en Actuaría de la Universidad Anáhuac.

Godofredo Rojas Reyes es socio de la firma de Contadores Públicos y Consultores Rojas, Zamudio y Asociados, S.C. Fue Director de Finanzas y Administración de las líneas aéreas AeroCancún y Aviacsa. Fungió como contralor corporativo del Grupo Posadas de México, S.A. de C.V. y del Grupo Constructor Consorcio de Ingeniería Integral, S.A. de C.V. Tiene Maestría en Administración, del Instituto Tecnológico Autónomo de México (ITAM), Diplomado en Impuestos en el Colegio de Contadores Públicos de México. El señor Rojas es Contador Público egresado de la Escuela Superior de Comercio y Administración del Instituto Politécnico Nacional.

Pedro Alonso Angulo es Consejero Independiente de negocios y socio director de la Firma "Consejería"; dedicada al análisis y asesoria en economía, mercados financieros y comunicación. En 1996 fue Director de Estudios Económicos del Grupo Financiero BBV-PROBURSA. Formó parte del Consejo "Global Forum Leadership 2000", organizado por el Centro de Estudios Estratégicos Internacionales de Washington D.C. y por "The Japan Forum for International Relations", de Tokio Japón. A partir del 2000 participa activamente en foros internacionales relacionados con economía y política como reuniones del FMI, del Banco Mundial y de la OECD. El Sr. Alonso es Economista de la Universidad Nacional Autónoma de México.

Roberto Danel Díaz es socio director de la firma Control de Gestión de Negocios, S.C. desde 1993 a la fecha. De 1988 a 1992 fungió como Director del Grupo Finanzas en Industrias Peñoles, S.A. de C.V. De 1976 a 1988 fue Director de Control de Gestión Financiero y Administrativo de Desc, S. A. de C.V. El Sr. Danel es Contador Público de la Universidad Iberoamericana y tiene estudios de posgrado en administración en el Instituto Tecnológico Autónomo de México (ITAM), de Alta Dirección en el Instituto Panamericano de Alta Dirección de Empresas (IPADE) y de Gobierno Corporativo en la Escuela de Administración de la Universidad de Yale y en la Escuela de Negocios de la Universidad de Stanford. Como Consejero Independiente forma parte del Consejo de Administración y del Comité ejecutivo, de Auditoría, de Evaluación y Compensación y de Finanzas y Planeación de diversas empresas tanto públicas como privadas. Socio del Colegio de Contadores Públicos de México.

Germán Ahumada Alduncin es coordinador general de ARA, dirige las áreas de Tecnologías de Información y Sistema, Planeación Estratégica, Auditoría Interna, además tiene una participación activa en los comités directivos de Consorcio ARA, para aspectos operativos y estratégicos. Es Vicepresidente de la Asociación de Desarrolladores Inmobiliarios de la República Mexicana (ADI), asimismo, es Vicepresidente de la Cámara Nacional de la Vivienda (CANADEVI). Tiene estudios y diplomados sobre Ingeniería y Construcción en IPADE, Instituto Tecnológico de Construcción Cd. de México, Wharton School for Management, Stanford, Center for Intregrated Facility Engineering.

Luis Ramón Carazo es perito líder en México sobre el Balance Scorecard y otros temas de dirección. Conferencista en seminarios organizados en Estados Unidos y México. Socio Fundador del Grupo Internacional de Consultoría. Ha implantado diversas herramientas de administración, entre otras planeación estratégica; Reingeniería de Procesos; Valor económico agregado; Sistemas de Costos y Presupuestos; Inteligencia Competitiva. Pionero en el uso del Balance Scorecard en México, tanto en capacitación, como en implantación en más de 500 empresas, de las cuales destacan: Instituto Mexicano del Seguro Social, Jugos del Valle, Aeromexico, Grupo Nacional Provincial, Peñoles, Bimbo, Coca Cola. Certificate of Balance Scorecard Executive Conference. Estudios terminados de MBA de la IUP de la Universidad Autónoma de Barcelona y la Universidad Carlos III de Madrid y estudios en especialización de Finanzas. El Sr. Carazo es Licenciado en Administración y en Contaduría de la Universidad Nacional Autónoma de México.

Jean Louis Guinchard es Vicepresidente y Consultor en la banca privada local e internacional, el Sr. Guinchard asesora y maneja importantes activos de disponibilidad inmediata de alto capital neto de particulares, inversionistas institucionales, fondos de pensión y compañías, y ha desarrollado una experiencia específica en la creación de soluciones a la medida, locales y del extranjero, para la creación y conservación de la riqueza. El Sr. Guinchard ha sido integrante en

c) Compensación a Consejeros, Funcionarios y Comisarios

Por el ejercicio que terminó el 31 de diciembre de 2004, el monto total de compensaciones pagadas a los consejeros, funcionarios ejecutivos de ARA y comisarios por los servicios prestados por los mismos en cualquier carácter fue aproximadamente de $68 millones.

Tanto los Consejeros, Secretario y Comisarios recibieron una remuneración neta, de un centenario por cada sesión de consejo a la que asistieron durante 2004.
En 2004 las obligaciones laborales ascendieron a 3.3 millones de pesos, que corresponde a los planes de pensiones y primas de antigüedad, que cubren a los empleados de ARA.

ARA tiene un plan de pensiones con beneficios definidos que cubre a todos los empleados que cumplan 65 años de edad, el cual consiste en otorgar una pensión mensual vitalicia con base en el promedio del salario neto de los últimos doce meses anteriores a la jubilación, más el 2.5% y 0.55% por cada año de servicio.

Asimismo, se tiene un plan que cubre la prima de antigüedad, el cual consiste en un pago único de 12 días por cada año de servicio de acuerdo con la LFT. Adicionalmente, el plan cubre otros beneficios en caso de fallecimiento, invalidez o retiro voluntario con un mínimo de 10 años de servicio. El pasivo relativo y el costo anual de dichos beneficios son calculados por actuario independiente conforme a las bases definidas en los planes, utilizando el método de crédito unitario proyectado, así mismo se tiene establecido un fondo en fideicomiso para cubrir esta obligación.

A la fecha, ARA no cuenta con ningún programa o plan de opción de venta de acciones para sus empleados.

Las compensaciones que se otorgan al personal directivo son variables, y dependen directamente de los resultados obtenidos en forma mensual, trimestral y anual, integrando aspectos de corto, mediano y largo plazo y que se encuentran claramente alineados a los objetivos estratégicos de la empresa.

e) Comité de Auditoría

El Consejo de Administración cuenta con tres órganos intermedios constituidos bajo la forma de comités, los cuales tienen por objeto apoyar al Consejo de Administración en el cumplimiento de sus funciones.

El Comité de Auditoria, constituido en términos de lo previsto por al Artículo 14 Bis 3 de la Ley del Mercado de Valores, tiene las siguientes funciones: (i) elaborar un reporte anual sobre sus actividades y presentarlo al consejo de administración; (ii) opinar sobre transacciones con personas relacionadas, y (iii) proponer la contratación de especialistas independientes en los casos en que lo juzgue conveniente, a fin de que expresen su opinión respecto de las transacciones celebradas con partes relacionadas. A la fecha, el Comité de Auditoria está integrado por las siguientes personas:

Nombre	Cargo
Félix Gavito Marco	Presidente*
Germán Ahumada Russek	Vocal (consejero patrimonial relacionado)
Luis Felipe Ahumada Russek	Vocal (consejero patrimonial relacionado)
Germán Ahumada Alduncín	Vocal (consejero relacionado)
Andrés Massieu Berlanga	Vocal*
Godofredo Rojas Reyes	Vocal*
Roberto Danel Díaz	Vocal*

Felix Gavito Marco, Godofredo Rojas Reyes y Roberto Danel Díaz, son consejeros independientes, expertos financieros.

*Consejero Independiente

El Comité de Finanzas y Planeación y el Comité de Evaluación y Compensación fueron constituidos con el fin de poder apoyar al Consejo de Administración en la toma de ciertas decisiones, en cumplimiento a las disposiciones del Código de Mejores Prácticas Corporativas publicado el día 18 de octubre de 1999, en el Diario Oficial de la Federación.

El Comité de Finanzas y Planeación se encarga de revisar los presupuestos y planes de expansión de la compañía, la alineación de éstos últimos con las estrategias de la misma, y las metas de rentabilidad y crecimiento de la compañía. A la fecha el Comité de Finanzas y Planeación está integrado por las siguientes personas:

Comité de Finanzas y Planeación

Nombre	Cargo
Marcos Ramírez Miguel	Presidente*
Germán Ahumada Russek	Vocal
Luis Felipe Ahumada Russek	Vocal
Godofredo Rojas Reyes	Vocal*
Pedro Alonso Angulo	Vocal*
Germán Ahumada Alduncin	Vocal
Luis Ramón Carazo Preciado	Vocal*

*Consejero Independiente

El Comité de Evaluación y Compensación se encarga de fijar los criterios aplicables para llevar a cabo la contratación del personal de la compañía y las compensaciones que se les otorga a los funcionarios de alto nivel, dependiendo de los resultados obtenidos en forma mensual, trimestral y cuatrimestral, y de acuerdo con las metas y objetivos estratégicos de la compañía. A la fecha, el Comité de Finanzas y Planeación está integrado por las siguientes personas

Comité de Evaluación y Compensación

Nombre	Cargo
Luis Ramón Carazo Preciado	Presidente*
Germán Ahumada Russek	Vocal
Luis Felipe Ahumada Russek	Vocal
Godofredo Rojas Reyes	Vocal*
Roberto Danel Díaz	Vocal*
Germán Ahumada Alduncin	Vocal

*Consejero Independiente

f) Estatutos Sociales y Otros Convenios

Los estatutos sociales vigentes fueron adoptados en la Asamblea General Extraordinaria de Accionistas de fecha 20 de octubre de 2003.

a) Capital social y acciones

El capital social es variable. El monto del capital variable será ilimitado y estará representado por acciones que tendrán las características que determine la Asamblea General de Accionistas que acuerde su emisión, pero que en todo caso serán ordinarias, nominativas, sin expresión de valor nominal, serie única, y de libre suscripción.

El capital social está representado por una sola serie de acciones, las cuales, conferirán iguales derechos y obligaciones a sus tenedores y darán derecho a un voto en la Asamblea de Accionistas.

Previa autorización de la Comisión Nacional Bancaria y de Valores, la Sociedad podrá emitir acciones sin derecho a voto, al igual que con la limitante de otros derechos corporativos, así como acciones de voto restringido distintas a las que prevé el artículo 113 de la Ley General de Sociedades Mercantiles, en adición a aquellas actualmente previstas por los estatutos sociales, en todo caso con las limitaciones y requisitos establecidos en el artículo 14 Bis, fracción II de la Ley del Mercado de Valores y con las características que determine la Asamblea de Accionistas que apruebe su emisión.

La Sociedad podrá adquirir acciones representativas de su capital social a través de las bolsas de valores en las que se operen, al precio corriente en el mercado, sin que sea aplicable la prohibición a que se refiere el primer párrafo del artículo 134 de la Ley de Sociedades Mercantiles. La adquisición de acciones propias se realizará con cargo al capital contable en tanto dichas acciones pertenezcan a la Sociedad o, en su caso, con cargo al capital social en caso de que se resuelva convertirlas en acciones de tesorería, en cuyo supuesto, no requerirá de resolución de Asamblea de Accionistas. La Asamblea General Ordinaria de Accionistas deberá acordar para cada ejercicio social, el monto máximo de recursos que podrán destinarse a la compra de acciones propias, sin que los recursos totales destinados a este fin excedan del saldo total de las utilidades netas de la Sociedad, incluyendo las retenidas. Será facultad del Consejo de Administración de la Sociedad el designar al funcionario o funcionarios responsables de la adquisición y colocación de acciones propias.

Las acciones que la Sociedad adquiera conforme al párrafo anterior que pertenezcan a la misma o, en su caso, las acciones de tesorería, podrán ser recolocadas entre el público inversionista.

En tanto pertenezcan las acciones a la Sociedad, éstas no podrán ser representadas en Asamblea de Accionistas alguna.

Las disminuciones y aumentos del capital social derivados de la compra y colocación de acciones propias, cuando estas se conviertan en acciones de tesorería no requerirán resolución de Asamblea de Accionistas ni del Consejo de Administración en lo respecta a su colocación.

En ningún caso las operaciones de adquisición y colocación de acciones propias podrán dar lugar a que se excedan los porcentajes autorizados conforme a la fracción II del artículo 14 Bis de la Ley del Mercado de Valores, tratándose de acciones distintas a las ordinarias, ni a que se incumplan los requisitos de mantenimiento de la inscripción en el listado de valores de la bolsa en que coticen.

Los aumentos del capital social se efectuarán por resoluciones de la Asamblea General Ordinaria o Extraordinaria de Accionistas según sea el caso, conforme a las reglas que habrán de referirse a continuación. De aumentarse el capital de la Sociedad, en su parte mínima fija o en el límite de la parte variable, deberán reformarse consecuentemente los estatutos sociales por resolución de la Asamblea General Extraordinaria de Accionistas.

Los aumentos del capital social, en su parte variable, bastarán con que sean efectuados por resolución de la Asamblea General Ordinaria de Accionistas, con la única formalidad de que el acta correspondiente quede protocolizado ante notario público, sin necesidad de reformar los estatutos sociales ni de inscribir la escritura respectiva en el Registro Público de Comercio.

No podrá decretarse aumento alguno antes de que estén íntegramente pagadas las acciones emitidas con anterioridad. Al tomarse los acuerdos respectivos, la Asamblea General de Accionistas que decrete el aumento o cualquier Asamblea General de Accionistas posterior, fijará los términos o bases en los que deba llevarse a cabo dicho aumento.

La Sociedad, por resolución de la Asamblea General de Accionistas, podrá emitir acciones no suscritas representativas del capital social, para su oferta y colocación entre el público inversionista, previa autorización expresa de la Comisión Nacional Bancaria y de Valores, siempre que dichas acciones se mantengan en custodia de una institución para el depósito de valores, y en los términos y condiciones previstos por el artículo 81 de la Ley del Marcado de Valores.

Los aumentos de capital podrán efectuarse mediante capitalización de cuentas del capital contable a que se refiere el artículo 116 de la Ley General de Sociedades Mercantiles o mediante pago en efectivo o en especie o por capitalización de pasivos o posteriores aportaciones. En los aumentos por capitalización de cuentas del capital contable, todas las acciones tendrán derecho a la parte proporcional que les correspondiese de tales cuentas. En los aumentos por pago en efectivo o en especie, o por posteriores aportaciones de los accionistas, por la admisión de nuevos accionistas o por capitalización de pasivos, los accionistas tendrán preferencia para suscribir las nuevas acciones que se emitan o se pongan en circulación para representar el aumento, en proporción a las acciones que posean dentro de la respectiva serie, al momento del aumento, durante un término no menor de 15 (quince) días naturales establecidos para tal fin por la Asamblea General de Accionistas que decrete el aumento, computado a partir de la fecha de publicación del aviso correspondiente en el Diario Oficial de la Federación o en un periódico oficial del domicilio de la Sociedad y uno de los de mayor circulación en el domicilio social, o calculado a partir de la fecha de celebración de la Asamblea General de Accionistas, en caso de que la totalidad de las acciones en que se divida el capital social haya estado representado en la misma.

En caso de que una vez expirado el plazo del ejercicio de preferencia que se les otorga a los accionistas en el párrafo antes referido, aún quedare sin suscribir algunas acciones, éstas podrán ser ofrecidas para su suscripción y pago, en las condiciones y plazos fijados por la

propia Asamblea General de Accionistas que hubiese decretado el aumento al capital, o en términos en que disponga el Consejo de Administración, en el entendido de que el precio al cual se ofrezcan las acciones a terceros no podrá ser menor a aquel al cual hayan sido ofrecidas a los accionistas de la Sociedad para suscripción y pago.

Las disminuciones del capital social, en su parte variable, podrán ser realizadas por resolución de la Asamblea General Ordinaria de Accionistas, con la única formalidad de que el acta correspondiente sea protocolizada ante notario público, sin necesidad de reformar los estatutos sociales, ni de inscribir la escritura respectiva en el Registro Público de Comercio del domicilio de la Sociedad.

El capital social podrá disminuirse para absorber pérdidas, para reembolsar a los accionistas o liberarlos de exhibiciones no realizadas, o en el caso de que algún accionista ejercite su derecho de retiro total o parcial de sus acciones, en los términos del artículo 220 de la Ley General de Sociedades Mercantiles.

La reducción del capital social como consecuencia de que un accionista propietario de acciones representativas de la parte variable del capital social ejercite su derecho de retiro total o parcial de sus acciones, además de ceñirse a lo ordenado en los artículos 220 y 221 de la Ley General de Sociedades Mercantiles, se efectuará reembolsando las acciones de que se trate, al valor que resulte más bajo entre:

a) el noventa y cinco por ciento del valor de cotización en bolsa, obtenido del porcentaje de operaciones que se haya efectuado durante los treinta días en que se hayan cotizado las acciones de la Sociedad, previos a la fecha en que el retiro deba surtir sus efectos, durante un periodo no mayor a seis meses. En caso de que el número de días en que se hayan cotizado las acciones durante el periodo señalado anteriormente sea inferior a treinta, se tomarán los días que efectivamente se hubieren cotizado. En el evento de que las acciones no se negocien en dicho periodo, se tomará el valor contable de las acciones;

b) el valor contable de las acciones de acuerdo al balance general correspondiente al cierre del ejercicio inmediato anterior a aquél en que la separación deba surtir sus efectos, previamente aprobado por la Asamblea General Ordinaria de Accionistas.

El pago del reembolso será exigible a la Sociedad a partir del día siguiente a la celebración de la Asamblea General Ordinaria de Accionistas que haya aprobado el balance general correspondiente al ejercicio en que el retiro deba surtir efectos.

En ningún caso el capital social podrá ser disminuido a menos del mínimo legal.

Todo aumento o disminución del capital social se registrará en un libro especifico que la Sociedad llevará para estos casos.

La Sociedad podrá amortizar acciones con utilidades repartibles sin diminuir su capital social; para lo cual, la Asamblea General Extraordinaria de Accionistas que acuerde la amortización, además de observar lo previsto por el artículo 136 de la Ley General de Sociedades Mercantiles, cumplirá con las siguientes reglas:

a) cuando se amorticen acciones a todos los accionistas, la amortización se hará en tal forma que después de la amortización estos tengan los mismos porcentajes respecto al capital social y participación accionaria que antes tenían, salvo que decidan lo contrario, por resolución de la Asamblea de Accionistas;

b) cuando la amortización de acciones se realice mediante adquisición en la bolsa, a través de oferta pública, de compra, la Asamblea de Accionistas después de tener los acuerdos respectivos o, en su caso, el Consejo de Administración aprobará el sistema para el retiro de acciones y el número de acciones que serán amortizadas; y

c) los títulos de las acciones amortizadas quedarán extinguidos.

En el caso de cancelación de inscripción de las acciones de la Sociedad en la sección de valores del Registro Nacional de Valores, ya sea por solicitud de la propia Sociedad o por resolución adoptada por la Comisión Nacional Bancaria y de Valores, en términos de ley, los accionistas que sean titulares de la mayoría de las acciones ordinarias o tengan la posibilidad, bajo cualquier título, de imponer decisiones en las Asambleas Generales de Accionistas o de nombrar a la mayoría de los miembros del Consejo de Administración de la Sociedad, estarán obligados a:

i) realizar una oferta pública de compra, previamente a la cancelación; y

ii) afectar en un fideicomiso por un periodo mínimo de seis meses, los recursos necesarios para comprar al mismo precio de la oferta las acciones de los inversionistas que no acudieron a esta, en el evento de que una vez realizada la oferta pública de compra y previo a la cancelación de la inscripción en el Registro Nacional de Valores, los mencionados accionistas, no logren adquirir el cien por ciento del capital social pagado.

La oferta pública a que se hace referencia, deberá realizarse cuando menos al precio que resulte mayor entre el valor de cotización en la bolsa de valores, de conformidad con el párrafo siguiente, o el valor contable de la acción de acuerdo al último reporte trimestral presentado a la Comisión Nacional Bancaria y de Valores y a la bolsa de valores antes del inicio de la oferta, excepto cuando dicho valor se haya modificado de conformidad con los criterios aplicables a la determinación de información relevante, en cuyo caso, deberá considerar la información financiera más reciente con que cuente la Sociedad.

El valor de cotización en la bolsa de valores será el precio promedio ponderado por volumen de las operaciones que se hayan efectuado durante los últimos treinta días en que se hubieran cotizado las acciones de la Sociedad, previos a la fecha de la oferta, durante un periodo que no podrá ser superior a seis meses. En caso de que el número de días en que se hayan cotizado las acciones durante el periodo señalado sea inferior a treinta, se tomarán los días que efectivamente se hubieren cotizado. En el evento de que las acciones no se coticen en dicho periodo, se tomará el valor contable de las mismas.

En caso de que la oferta comprenda más de una serie accionaria, el promedio a que hace referencia el párrafo anterior, deberá realizarse por cada una de las series que se pretendan cancelar, debiendo tomarse como valor de cotización para la oferta pública de todas las series, el promedio que resulte mayor.

El Consejo de Administración de la Sociedad, dentro de los cinco días hábiles previos al día de inicio de la oferta, deberá dar a conocer su opinión, respecto a la justificación del precio de la oferta pública de compra, en la que tomará en cuenta los intereses de los accionistas minoritarios a fin de cumplir con lo dispuesto en el artículo 16, segundo párrafo de la Ley del Mercado de Valores, y la opinión del Comité de Auditoria, la que en el evento de que sea contraria, deberá divulgarse.

Los accionistas obligados a realizar la oferta pública quedarán liberados de su obligación, si se acredita el consentimiento de los accionistas que representen cuando menos el noventa y cinco por ciento del capital social de la Sociedad mediante acuerdo de Asamblea y que el monto a ofrecer por las acciones colocadas entre el gran público inversionista sea menor a 300,000 unidades de inversión. Lo anterior, en el entendido de que para solicitar y obtener la cancelación, la Sociedad deberá constituir el fideicomiso a que hace referencia el inciso ii) anterior, y notificar la cancelación y constitución del fideicomiso a través del sistema electrónico de envío y difusión de información autorizado por la Comisión Nacional Bancaria y de Valores.

b) Comité de Auditoría

La Sociedad tendrá un Comité de Auditoria, el cual se integrará por el número de miembros que determine el Consejo de Administración, de los cuales el Presidente y la mayoría de ellos serán consejeros independientes, en términos de lo previsto en el artículo 14 Bis de la Ley del Mercado de Valores. A sus sesiones asistirán el o los comisarios de la Sociedad, quienes asistirán en calidad de invitados con derecho a voz y sin voto. (Ver Administración / Comité de Auditoría)

c) Accionistas y Derechos corporativos

Las convocatorias para Asamblea de Accionistas deberán ser hechas por el Consejo de Administración o por el Comisario. Sin embargo, los accionistas que representen por lo menos el diez por ciento de las acciones con derecho a voto, e incluso limitado o restringido, podrán pedir por escrito, en cualquier momento, que el Consejo de Administración o el Comisario convoque a una Asamblea General de Accionistas para discutir los asuntos que especifiquen en su solicitud. Si no hiciere la convocatoria dentro de los 15 días siguientes a la fecha de la solicitud, un Juez de lo Civil o del Distrito del domicilio de la Sociedad, lo hará a petición de cualquiera de los interesados, quienes deberán exhibir sus acciones con este objeto.

Los accionistas podrán ser representados en las asambleas. Las personas que acudan en representación de los accionistas a las asambleas de la Sociedad, podrán acreditar su personalidad mediante poder otorgado en formularios elaborados por la propia emisora, que reúnan los requisitos siguientes:

(i) señalar de manera notoria la denominación de la Sociedad, así como el respectivo orden del día, no pudiendo incluirse bajo el rubro de asuntos generales los puntos a que se refieren los artículos 181 y 182 de la Ley General de Sociedades Mercantiles, y

(ii) contener espacio para las instrucciones que señale el otorgante para el ejercicio del poder.

La Sociedad deberá mantener a disposición de los intermediarios del mercado de valores que acrediten contar con la representación de los accionistas de la propia Sociedad, durante el plazo a que se refiere el artículo 173 de la Ley General de Sociedades Mercantiles, los formularios de los poderes, a fin de que aquellos puedan hacerlos llegar con oportunidad a sus representantes.

El secretario del Consejo de Administración de la Sociedad estará obligado a cerciorarse de la observancia de lo dispuesto en esta cláusula e informar sobre ello a la asamblea, lo que se hará constar en el acta respectiva.

Los miembros del Consejo de Administración no podrán representar a los accionistas en asamblea alguna.

Los accionistas que representen cuando menos el 15% del capital social, podrán ejercitar directamente la acción de responsabilidad civil contra los administradores, siempre que se satisfagan los requisitos establecidos en el artículo 163 de la Ley General de Sociedades Mercantiles. Dicha acción podrá ejercerse también respecto de los Comisarios e integrantes del Comité de Auditoría, ajustándose al citado precepto legal.

Los accionistas con acciones con derecho a voto, incluso en forma limitada o restringida, que reúnan cuando menos el 10% de las acciones representadas en una Asamblea, podrán solicitar que se aplace la votación de cualquier asunto respecto del cual no se consideren suficientemente informados, ajustándose a los términos y condiciones señalados en el artículo 199 de la Ley General de Sociedades Mercantiles.

Los accionistas con acciones con derecho a voto, incluso en forma limitada o restringida, que representen cuando menos el 20% del capital social, podrán oponerse judicialmente a las resoluciones de las Asambleas Generales, respecto de las cuales tengan derecho de voto, siempre que se satisfagan los requisitos del artículo 201 de la Ley General de Sociedades Mercantiles, siendo igualmente aplicable el artículo 202 de la citada Ley.

V. MERCADO ACCIONARIO

a) Estructura Accionaria

De conformidad con la lista de asistencia de la asamblea general ordinaria anual de accionistas del 21 de abril de 2005, el capital social de ARA se encuentra distribuido de la siguiente manera:

Accionistas	No. de Acciones	% de Tenencia Accionaria
Germán Ahumada Russek	84,154,500	25.64%
Luis Felipe Ahumada Russek	84,154,500	25.64%
Público Inversionista	153,054,063	46.63%
Acciones no representadas en la asamblea	6,848,811	2.08%
Total	**328,211,874**	**100.00%**

b) Comportamiento de la acción en el Mercado de Valores

Desde su colocación en bolsa, en septiembre de 1996, Consorcio ARA ha reportado 34 trimestres, y con la excepción de un sólo trimestre, Consorcio ARA ha cumplido o rebasado las expectativas y compromisos. En estos más de ocho años, el valor de la acción al 20 de junio de 2005 ha tenido una apreciación nominal del 560%, contra el incremento del IPC que fue 318%; es decir, la acción de ARA superó en 77% el rendimiento del índice accionario de la BMV. Al 31 de diciembre de 2004 el precio de la acción cerró en $33.50, teniendo un incremento del 20% durante 2004. A partir de enero de 1999, la acción de ARA se incluyó en la conformación del IPC y ha sido reconocida, una vez más en 2004, por la BMV con el premio a la bursatilidad.

El comportamiento de la acción durante los últimos cinco años, ha sido el siguiente:

ARA*

Anual (00-04)	min	max	cierre	volumen (miles)
31/12/00	11.1	11.4	11.4	104,745.0
31/12/01	16.0	16.3	16.2	81,165.3
31/12/02	15.5	16.0	15.5	134,000.9
31/12/03	15.0	31.0	27.9	111,013.9
31/12/04	27.9	36.4	33.5	151,841.5
Trimestral (02-04)	**min**	**max**	**cierre**	**volumen (miles)**
I Trimestre 2002	15.5	19.0	18.3	29,712.6
II Trimestre 2002	14.5	21.4	14.5	52,012.5
III Trimestre 2002	12.7	15.9	14.5	35,236.9
IV Trimestre 2002	14.1	16.7	15.5	17,038.9
I Trimestre 2003	15.0	17.5	16.7	11,546.0
II Trimestre 2003	16.0	21.6	20.8	31,323.7
III Trimestre 2003	20.6	27.9	25.9	29,310.8
IV Trimestre 2003	25.7	31.0	30.1	38,833.4
I Trimestre 2004	27.9	36.4	35.0	39,247.0
II Trimestre 2004	28.0	35.8	33.5	28,965.9
III Trimestre 2004	28.8	34.2	32.8	36,827.0
IV Trimestre 2004	29.9	34.2	33.5	46,801.6
Mensual (2005)	**min**	**max**	**cierre**	**volumen (miles)**
Enero	32.4	40.9	40.8	22,665.4
Febrero	39.0	45.2	41.1	24,028.6
Marzo	36.1	41.7	37.1	11,272.8
Abril	31.9	37.4	34.2	15,931.1
Mayo	32.6	36.0	35.5	12,125.8
Al 20 de Junio	34.0	36.8	35.4	9,987.2

VI. PERSONAS RESPONSABLES DE LA INFORMACIÓN CONTENIDA EN EL INFORME

México, D. F. a 24 de junio de 2005

Consorcio ARA, S. A. de C. V.

"Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la Emisora contenida en el presente Reporte Anual, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas".

Ing. Germán Ahumada Russek

Director General

C.P. J. Sacramento Soto Solis

Director de Administración y Finanzas

Lic. David Ornelas Cuevas

Director Jurídico

"El suscrito manifiesta bajo protesta de decir verdad que los estados financieros al 31 de diciembre de 2004 y 2003 y por los años que terminaron en esas fechas que contiene el presente reporte anual, fueron dictaminados de acuerdo con las normas de auditoría generalmente aceptadas. Asimismo, manifiesta que, dentro del alcance del trabajo realizado para dictaminar los estados financieros antes mencionados, no tiene conocimiento de información financiera relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas.

C.P.C. Mario Chavero González

Galaz, Yamazaki, Ruíz Urquiza, S. C.
Firma miembro de Deloitte Touche Tohmatsu

VII. ANEXOS

DICTAMEN DEL COMISARIO

México, D.F., a 18 de Marzo de 2005

A LA ASAMBLEA GENERAL DE ACCIONISTAS DE
CONSORCIO ARA, S.A. DE C.V.

En mi carácter de Comisario y en cumplimiento de lo dispuesto en el Artículo 166 de la Ley General de Sociedades Mercantiles y en los Estatutos Sociales de Consorcio ARA, S.A. de C.V., rindo a ustedes mi dictamen sobre la veracidad, suficiencia y razonabilidad de la información financiera individual y consolidada que ha presentado a ustedes el H. Consejo de Administración, en relación con la marcha de la Sociedad por el año que terminó el 31 de diciembre de 2004.

Al respecto, me permito informarles lo siguiente:

1. La información contable presentada a ustedes por el H. Consejo de Administración de esta sociedad cumple con las políticas y criterios contables y de información establecidos en los estatutos sociales y la legislación particular que le es aplicable a la misma y son adecuados y suficientes para evaluar la posición financiera, contable y administrativa de la propia empresa;

2. Tales políticas y criterios han sido aplicados en forma consistente en la información presentada a ustedes por el H. Consejo de Administración.

Por otra parte, me permito informarles que he asistido a las Asambleas de Accionistas y juntas de Consejo de Administración a las que he sido convocado y he obtenido de los Directores y Administradores toda la información sobre las operaciones, documentos y registros que juzgué necesario investigar para rendir el informe contenido en los incisos anteriores.

En mi opinión, los criterios y políticas contables y de información seguidos por la Sociedad y considerados por los Administradores para preparar la información financiera individual y consolidada presentada por los mismos a esta Asamblea, son adecuados, suficientes y se aplicaron en forma consistente con el ejercicio anterior; por lo tanto, la información financiera individual y consolidada presentada por los Administradores refleja en forma veraz, suficiente y razonable la situación financiera de Consorcio ARA, S.A. de C.V. al 31 de diciembre de 2004, y los resultados de sus operaciones, las variaciones en su Capital Contable y los cambios en su situación financiera por el año que terminó en esa fecha, de conformidad con los principios de contabilidad generalmente aceptados en México.

C.P. Carlos Hernández Magallanes
Comisario

Consorcio ARA, S. A. de C. V.
y Subsidiarias

Estados financieros consolidados por los años que terminaron el 31 de diciembre de 2004 y 2003, y Dictamen de los auditores independientes del 14 de marzo de 2005

Deloitte.

Galaz, Yamazaki,
Ruiz Urquiza, S.C.
Paseo de la Reforma 505
Piso 28
Colonia Cuauhtémoc
06500 México, D.F.
México

Tel: +52 (55) 5080 6000
Fax: +52 (55) 5080 6001
www.deloitte.com/mx

Dictamen de los auditores independientes al Consejo de Administración y Accionistas de Consorcio ARA, S. A. de C. V. y subsidiarias.

Hemos examinado los balances generales consolidados de Consorcio ARA, S. A. de C. V. y subsidiarias (la "Compañía") al 31 de diciembre de 2004 y 2003, y los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera, que les son relativos, por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorias.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoria generalmente aceptadas en México, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados en México. La auditoria consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Consorcio ARA, S. A. de C. V. y subsidiarias al 31 de diciembre de 2004 y 2003, y los resultados de sus operaciones, las variaciones en el capital contable y los cambios en la situación financiera, por los años que terminaron en esas fechas, de conformidad con los principios de contabilidad generalmente aceptados en México.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
Miembro de Deloitte Touche Tohmatsu

C. P. C. Mario Chavero González

14 de marzo de 2005

Consorcio ARA, S. A. de C. V. y Subsidiarias

Balances generales consolidados

Al 31 de diciembre de 2004 y 2003
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2004)

Activo	**2004**	**2003**
Activo circulante:		
Inversiones temporales y efectivo	$ 1,227,020	$ 945,959
Clientes - Neto	1,372,851	1,336,486
Cuentas por cobrar a asociadas	35,650	21,387
Inventarios	4,620,778	3,956,311
Otros activos	83,608	92,502
Total del activo circulante	7,339,907	6,352,645
Documentos por cobrar a asociadas	106,021	73,370
Terrenos para futuras construcciones	436,991	339,538
Inversión en acciones de compañías asociadas	35,755	9,051
Inmuebles, maquinaria y equipo – Neto	510,668	495,922
Total	$ 8,429,342	$ 7,270,526

Pasivo y capital contable		
Pasivo circulante:		
Proveedores	$ 266,898	$ 189,320
Impuestos y gastos acumulados	245,217	193,921
Anticipos de clientes	323,546	301,995
Impuesto sobre la renta	71,259	34,313
Participación de los trabajadores en las utilidades	1,425	1,261
Total del pasivo circulante	908,345	720,810
Proveedores de terrenos a largo plazo	50,302	-
Obligaciones por contratos de arrendamiento financiero	72,406	75,339
Otros pasivos a largo plazo	14,119	14,119
Impuesto sobre la renta diferido	1,637,069	1,665,907
Total del pasivo	2,682,241	2,476,175
Compromisos		
Capital contable:		
Capital social	954,759	954,224
Prima en suscripción de acciones	508,973	508,973
Reserva para la adquisición de acciones propias	89,060	78,659
Prima en recolocación de acciones recompradas	20,747	19,790
Utilidades retenidas	5,215,096	4,205,804
Insuficiencia en la actualización del capital contable	(229,534)	(157,301)
Efecto acumulado de impuesto sobre la renta diferido	(833,838)	(833,838)
Capital contable mayoritario	5,725,263	4,776,311
Interés minoritario en subsidiarias consolidadas	21,838	18,040
Total del capital contable	5,747,101	4,794,351
Total	$ 8,429,342	$ 7,270,526

Las notas adjuntas son parte de los estados financieros consolidados.

Consorcio ARA, S. A. de C. V. y Subsidiarias

Estados consolidados de resultados

Por los años que terminaron el 31 de diciembre de 2004 y 2003
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2004, excepto utilidad básica por acción que se expresa en pesos)

	2004	2003
Ingresos	$ 5,777,793	$ 5,072,941
Costos	4,098,561	3,609,566
Utilidad bruta	1,679,232	1,463,375
Gastos generales y de administración	444,641	389,625
Utilidad de operación	1,234,591	1,073,750
Otros ingresos – Neto	(3,429)	(76,233)
Costo integral de financiamiento:		
Gasto por intereses	77,297	57,806
Ingreso por intereses	(69,016)	(53,040)
Pérdida por posición monetaria	24,089	15,889
Ganancia cambiaria – Neta	(3,538)	(3,965)
	28,832	16,690
Participación en los resultados de compañias asociadas	21,301	-
Utilidad antes de impuesto sobre la renta y participación de los trabajadores en las utilidades	1,230,489	1,133,293
Impuesto sobre la renta	215,783	379,286
Participación de los trabajadores en las utilidades	1,352	1,212
Utilidad neta consolidada	$ 1,013,354	$ 752,795
Utilidad neta mayoritaria	$ 1,009,292	$ 749,634
Utilidad neta minoritaria	4,062	3,161
Utilidad neta consolidada	$ 1,013,354	$ 752,795
Utilidad básica por acción	$ 3.08	$ 2.29
Promedio ponderado de acciones en circulación	328,053,974	328,024,499

Las notas adjuntas son parte de los estados financieros consolidados.

Consorcio ARA, S. A. de C. V. y Subsidiarias

Estados consolidados de variaciones en el capital contable

Por los años que terminaron el 31 de diciembre de 2004 y 2003
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2004)

	Capital social	Prima en suscripción de acciones	Reserva para la adquisición de acciones propias	Prima en recolocación de acciones recompradas	Utilidades retenidas	Insuficiencia en la actualización del capital contable	Efecto acumulado de impuesto sobre la renta diferido	Interés minoritario en subsidiarias consolidadas	Capital contable
Saldos al 1 de enero de 2003	$ 953,983	$ 508,973	$ 82,522	$ 18,486	$ 3,456,170	$ (34,264)	$ (833,838)	$ 15,366	$ 4,167,398
Recolocación de acciones propias	241	-	(3,863)	-	-	-	-	-	(3,622)
Ganancia en recolocación de acciones propias – Neto	-	-	-	1,304	-	-	-	-	1,304
Utilidad integral	-	-	-	-	749,634	(123,037)	-	2,674	629,271
Saldos al 31 de diciembre de 2003	954,224	508,973	78,659	19,790	4,205,804	(157,301)	(833,838)	18,040	4,794,351
Recolocación de acciones propias	535	-	10,401	-	-	-	-	-	10,936
Ganancia en recolocación de acciones propias – Neto	-	-	-	957	-	-	-	-	957
Utilidad integral	-	-	-	-	1,009,292	(72,233)		3,798	940,857
Saldos al 31 de diciembre de 2004	$ 954,759	$ 508,973	$ 89,060	$ 20,747	$ 5,215,096	$ (229,534)	$ (833,838)	$ 21,838	$ 5,747,101

Las notas adjuntas son parte de los estados financieros consolidados.

INFONAVIT, para que una vez seleccionados los compradores que reúnan los requisitos les sean asignados los créditos hipotecarios. Al 31 de diciembre de 2004, las confirmaciones recibidas por la Compañía son para la venta de 25,235 viviendas cuyo precio se estima en $9,111,020.

d. La Compañía arrienda oficinas donde realiza sus actividades administrativas y de venta. Los gastos por renta ascendieron a $10,225 en 2004 y $12,742 en 2003, los contratos de arrendamiento son renovables en forma anual.

f. *Fideicomiso Traslativo de Dominio y de Administración* - CIISA celebró un contrato de Fideicomiso Traslativo de Dominio y de Administración el 18 de agosto de 2004 con una tienda departamental y Banco J. P. Morgan, S. A. Institución de banca Múltiple, J. P. Morgan Grupo Financiero, División Fiduciario, mediante el cual se transmite una parte del terreno las Américas a la tienda departamental, en el que se desarrollará el Centro Comercial las Américas.

Las obligaciones para CIISA o su afiliada CRAS son entre otras, a) la obligación llevar a cabo a su cargo y por su cuenta la construcción y mejoras del Centro Comercial (excepto la tienda departamental), su estacionamiento incluyendo el de la tienda departamental, de conformidad con el proyecto ejecutivo respectivo; b) en su momento operar el Centro Comercial (excepto por el Almacén de la tienda departamental).

24. Nuevos pronunciamientos contables

En mayo de 2004, el Instituto Mexicano de Contadores Públicos ("IMCP") emitió el Boletín B-7 "Adquisiciones de Negocios" ("B-7"), de aplicación obligatoria para estados financieros de periodos que inicien el 1 de enero de 2005, aunque se recomienda su aplicación anticipada. El B-7 proporciona reglas actualizadas para el tratamiento contable de adquisiciones de negocios e inversiones en entidades asociadas y establece, entre otros aspectos: la adopción del método de compra como regla única de valuación de estas operaciones; se elimina la amortización del crédito mercantil, el cual debe sujetarse a reglas de deterioro; se dan reglas para el tratamiento contable de transferencia de activos o intercambio de acciones entre entidades bajo control común, así como de adquisición de interés minoritario con base en disposiciones establecidas en el boletín B-8 "Estados financieros consolidados y combinados y valuación de inversiones permanentes en acciones". La administración de la Compañía estima que la adopción de este nuevo principio contable al 31 de Enero de 2005, no tendrá efectos importantes en su situación financiera y resultados.

En abril de 2004, el IMCP emitió el boletín C-10 "Instrumentos financieros derivados y operaciones de cobertura" ("C-10") de aplicación obligatoria para estados financieros que inicien el 1 de Enero de 2005, aunque recomienda su aplicación anticipada. En términos generales el C-10 establece que en las coberturas de valor razonable, la fluctuación en el valor razonable, tanto del derivado como de la posición abierta de riesgo, debe ser reconocida en los resultados del periodo en que ocurre, mientras que en las coberturas del flujo de efectivo, la porción efectiva de las fluctuaciones de valor razonable deben reconocerse en la cuenta utilidad integral dentro del capital contable, y la porción inefectiva se debe reconocer en los resultados del periodo.

En cuanto a instrumentos financieros derivados, se establecen las características que deben reunir para ser considerados como tales y se mejoran y adicionan definiciones de términos. Se incorporan disposiciones respecto a los elementos que participan en operaciones de cobertura, incluyendo la documentación formal previa al inicio de la cobertura y la medición de la efectividad de la cobertura, entre otros, clasifica a las coberturas en tres tipos: a) de valor razonable, b) de flujo de efectivo y c) de moneda extranjera, y proporciona reglas especificas, por tipo de cobertura, para su valuación, reconocimiento, presentación y revelación.

En abril de 2004, el IMCP emitió el documento de adecuaciones al Boletín C-2, de aplicación obligatoria para estados financieros que inicien el 1 de Enero de 2005; aunque recomienda su aplicación anticipada. El C-2 establece principalmente que las fluctuaciones en el valor razonable de los instrumentos financieros clasificados como disponibles para su venta, debe ser reconocida en la utilidad integral y reclasificarse a los

Consorcio ARA, S. A. de C. V. y Subsidiarias

Estados consolidados de cambios en la situación financiera

Por los años que terminaron el 31 de diciembre de 2004 y 2003
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2004)

	2004	2003
Operación:		
Utilidad neta consolidada	$ 1,013,354	$ 752,795
Más (menos) partidas que no requirieron (generaron) la utilización de recursos:		
Depreciación	75,302	62,271
Impuesto sobre la renta diferido	(28,838)	240,611
Utilidad en venta de acciones de subsidiaria	-	(8,695)
Participación en los resultados de compañías asociadas	(21,301)	-
	1,038,517	1,046,982
Cambios en activos y pasivos de operación:		
(Aumento) disminución en:		
Clientes – Neto	(36,365)	(160,513)
Cuentas por cobrar a asociadas	(14,263)	(21,386)
Inventarios y terrenos para futuras construcciones	(834,417)	(862,641)
Otros activos	8,894	45,843
Aumento (disminución) en:		
Proveedores	127,880	17,139
Impuestos y gastos acumulados	43,928	50,587
Anticipos de clientes	21,551	(22,990)
Impuesto sobre la renta	36,946	(5,552)
Participación de los trabajadores en las utilidades	164	190
Recursos generados por la operación	392,835	87,659
Financiamiento:		
Préstamos de instituciones financieras	700,000	315,570
Obligaciones por contratos de arrendamiento financiero	44,670	66,365
Pagos a instituciones financieras	(700,000)	(316,332)
Pagos de obligaciones de contratos de arrendamiento financiero	(40,235)	(18,045)
Prima en recolocación de acciones propias	11,893	(2,318)
Recursos generados por actividades de financiamiento	16,328	45,240
Inversión:		
Inversión en inmuebles, maquinaria y equipo	(90,048)	(195,407)
Documentos por cobrar a asociadas	(32,651)	(73,370)
Inversión en acciones de compañías asociadas	(5,403)	-
Desinversión en subsidiaria y fideicomiso	-	212,049
Recursos utilizados en actividades de inversión	(128,102)	(56,728)
Inversiones temporales y efectivo:		
Aumento	281,061	76,171
Saldo al inicio del año	945,959	869,788
Saldo al final del año	$ 1,227,020	$ 945,959

Las notas adjuntas son parte de los estados financieros consolidados.

Consorcio ARA, S. A. de C. V. y Subsidiarias

Notas a los estados financieros consolidados

Por los años que terminaron el 31 de diciembre de 2004 y 2003
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2004)

1. **Actividades**

Consorcio ARA, S. A. de C. V. y subsidiarias (la "Compañía"), se dedica a la compra de terrenos, el diseño de desarrollos habitacionales tanto de interés social, medio y residencial, y a la construcción, promoción y comercialización de los mismos desarrollos industriales y turísticos, así como al arrendamiento de unicentros y minicentros comerciales.

La Compañía lleva a cabo la construcción de sus desarrollos habitacionales mediante la contratación de servicios de construcción por medio de contratos de obra. Dichos contratos obligan al subcontratista a ejecutar por sí mismo o por medio de terceros la obra convenida de acuerdo a las especificaciones técnicas requeridas por la Compañía.

2. **Bases de presentación**

a. ***Consolidación de estados financieros*** - Los estados financieros consolidados incluyen los de Consorcio ARA, S. A. de C. V. (ARA) y los de sus subsidiarias, cuya participación accionaria en su capital social se muestra a continuación. Los saldos y operaciones intercompañías importantes, han sido eliminados en estos estados financieros consolidados.

Grupo o Subsidiarias	Participación
Consorcio de Ingeniería Integral, S. A. de C. V. (CIISA)	99.6%
Proyectos Urbanos Ecológicos, S. A. de C. V. (PUESA)	99.9%
Constructora y Urbanizadora ARA, S. A. de C. V. (CUARA)	99.9%
Inmobiliaria ACRE, S. A. de C. V. (ACRE)	99.1%
Asesoría Técnica y Administrativa GAVI, S. A. de C. V. (GAVI)	99.9%
Comercialización y Ventas, S. A. (COVENSA)	98.0%
Promotora y Desarrolladora de Centros Comerciales, S. A. de C. V. (PDCC)	99.9%

La Compañía constituyó a PDCC con una participación del 99.9% quien a su vez consolida con otras subsidiarias de quienes posee el 99.9% de las acciones. Dichas compañías son: Operadora de Unicentros y Locales Comerciales, S. A. de C. V., Complejo de Comercio las Américas, S. A. de C. V. y Complejo Comercial Ecatepec, S. de R. L. quienes se dedican al arrendamiento de unicentros y minicentros comerciales, de los cuales se planea su construcción desde el inicio de los desarrollos habitacionales. El 11 de noviembre de 2003 PDCC celebró un contrato denominado "Framework Agreement" en el que se establecen los lineamientos a seguir para llevar a cabo coinversión en futuros proyectos de construcción y operación de centros comerciales.

Venta de subsidiaria - Con fecha 23 de diciembre de 2003, la Compañía vendió a un tercero el 50% de las partes sociales de su subsidiaria indirecta Centro San Miguel, S. de R. L. (antes Centro San Miguel, S. A. de C. V.). El precio de venta fue de $7,889, a esa fecha, el capital contable tenía un valor de aproximadamente $13,254, así mismo se llevó a cabo el reconocimiento de una utilidad diferida por

gastos capitalizados antes de la venta por aproximadamente $13,990 generando una utilidad neta por venta de acciones en subsidiaria de aproximadamente $8,695 en el estado de resultados en otros ingresos. A partir del 24 de diciembre de 2003, dicha inversión se registra utilizando el método de participación.

b. *Utilidad integral* - La utilidad integral que se presenta en los estados de variaciones en el capital contable adjuntos, es la modificación del capital contable durante el ejercicio por conceptos que no son distribuciones a los accionistas o movimientos del capital contribuido; se integra por la utilidad neta del ejercicio más otras partidas que representan una ganancia o pérdida del mismo periodo, que de conformidad con los principios de contabilidad generalmente aceptados en México se presentan directamente en el capital contable, sin afectar el estado de resultados. En 2004 y 2003, las otras partidas de utilidad integral están representadas por la insuficiencia en la actualización del capital contable y por el resultado de la inversión de los accionistas minoritarios.

3. **Resumen de las principales políticas contables**

Las políticas contables de la Compañía están de acuerdo con los principios de contabilidad generalmente aceptados en México, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice determinados supuestos para valuar algunas de las partidas de los estados financieros y para efectuar las revelaciones que se requieren en los mismos. Aun cuando los resultados reales pueden diferir de dichas estimaciones, la administración de la Compañía considera que las estimaciones y supuestos utilizados fueron los adecuados en las circunstancias. Las principales políticas contables seguidas por la Compañía son las siguientes:

a. *Cambios en políticas contables* - A partir del 1 de enero de 2004, la Compañía adoptó las disposiciones del Boletín C-15 "Deterioro en el valor de los activos de larga duración y su disposición" ("C-15"). El C-15 establece, entre otros aspectos, nuevas reglas para el cálculo y reconocimiento de pérdidas por deterioro y su reversión; ante la presencia de indicios de deterioro de un activo de larga duración en uso, tangible e intangible, incluyendo el crédito mercantil, que no sean de carácter temporal, las entidades deben determinar la posible pérdida por deterioro. Para calcular la pérdida por deterioro se debe determinar el valor de recuperación, que ahora se define como el mayor entre el precio neto de venta de una unidad generadora de efectivo y su valor de uso. Al 31 de diciembre de 2004, la Compañía ha determinado que no se requiere ajuste a resultados derivado de la aplicación del C-15.

b. *Reconocimiento de los efectos de la inflación* - La Compañía actualiza sus estados financieros en términos de pesos de poder adquisitivo de la fecha del último balance general que se presenta, reconociendo así los efectos de la inflación en la información financiera. En consecuencia, los estados financieros del año anterior que se presentan, también han sido actualizados en términos del mismo poder adquisitivo y sus cifras difieren de las originalmente presentadas que estaban en pesos de poder adquisitivo del cierre del año anterior. Consecuentemente, las cifras de los estados financieros adjuntos son comparables, al estar todas expresadas en pesos constantes.

c. *Inversiones temporales* - Se valúan al costo de adquisición, más rendimientos devengados o a su valor neto de realización estimado, el que sea menor.

d. *Instrumentos financieros* - Las inversiones en instrumentos financieros que son conservados a su vencimiento se valúan a su costo de adquisición. Los rendimientos y costos de los instrumentos financieros se reconocen en los resultados del ejercicio en que se devengan.

e. *Inventarios, terrenos para futuras construcciones y costo de ventas:*

1. Las obras en proceso y materiales para construcción, se valúan a su costo de adquisición y se actualizan utilizando un índice de inflación interno conforme a los insumos de los materiales de

construcción. El saldo de esta cuenta representa el avance de obra en función al costo real incurrido. El costo se actualiza aplicando el índice de inflación interno a las obras en proceso y materiales incurridos conforme el porciento de avance de obra ejecutada.

2. Los terrenos en proceso y la reserva territorial para futuras construcciones se valúan a su costo de adquisición y se actualizan a su valor de reposición determinado por peritos independientes. El costo se actualiza aplicando el porciento de avance de obra a los terrenos actualizados a valor de reposición.

f. ***Inversión en acciones de compañías asociadas*** - Las inversiones en asociadas en las cuales la Compañía tiene influencia significativa, pero no tiene control, se valúan utilizando el método de participación, que incluye el costo más la participación de la Compañía en las utilidades no distribuidas posteriores a la adquisición y la actualización del capital contable. Esta actualización es inherente al método de participación, ya que los estados financieros de la empresa en la que se realiza la inversión también se preparan conforme al Boletín B-10.

g. ***Inmuebles, maquinaria y equipo*** - Se registran al costo de adquisición, y se actualizan aplicando factores derivados del Índice Nacional de Precios al Consumidor ("INPC"). La depreciación se calcula conforme al método de línea recta, con base en la vida útil remanente de los activos, como sigue:

	Años promedio	
	2004	**2003**
Edificio	38	30
Maquinaria y equipo	9	10
Equipo de transporte	4	4
Mobiliario y equipo de oficina	7	8

h. ***Deterioro de activos de larga duración en uso*** - La Compañía revisa el valor en libros de los activos de larga duración en uso, ante la presencia de algún indicio de deterioro que pudiera indicar que el valor en libros de los mismos pudiera no ser recuperable, considerando el mayor del valor presente de los flujos netos de efectivos futuros o el precio neto de venta en el caso de su eventual disposición. El deterioro se registra considerando el importe del valor en libros que exceda al mayor de los valores antes mencionados. Los indicios de deterioro que se consideran para estos efectos, son entre otros, las pérdidas de operación o flujos de efectivo negativos en el periodo si es que están combinados con un historial o proyección de pérdidas, depreciaciones y amortizaciones cargadas a resultados que en términos porcentuales, en relación con los ingresos, sean substancialmente superiores a las de ejercicios anteriores, efectos de obsolescencia, reducción en la demanda de los productos que se fabrican, competencia y otros factores económicos y legales.

i. ***Obligaciones laborales al retiro*** - El pasivo por primas de antigüedad y el plan de pensiones, se reconocen como costo durante los años de servicio del personal. El pasivo por estas obligaciones y su costo se calculan por actuarios independientes con base en el método de crédito unitario proyectado utilizando tasas de interés reales. Por lo tanto, se está reconociendo el pasivo que a valor presente, se estima cubrirá la obligación por estos beneficios a la fecha estimada de retiro del conjunto de empleados que labora en la Compañía. Las indemnizaciones se cargan a los resultados cuando se toma la decisión de pagarlas.

j. ***Reconocimiento de ingresos y costos*** - La Compañía utiliza el método de porciento de avance de obra ejecutada para reconocer los ingresos y costos en las actividades que realiza como promotor y contratista, mediante el cual los ingresos esperados representados por el precio de venta de las viviendas, son multiplicados por el porciento de avance de obra ejecutada, al resultado obtenido se le aplica el porcentaje de costo esperado en cada desarrollo, la diferencia entre ingreso y el costo así obtenido, constituye el resultado bruto acumulado. De los resultados obtenidos se disminuirán, en su caso, los ingresos y costos reconocidos en ejercicios anteriores para obtener los ingresos y costos del

periodo a reconocer en el estado de resultados. El método de porciento de avance de obra ejecutada se aplica cuando se hayan cumplido con las siguientes condiciones:

- El cliente ha entregado su enganche (si se requiere).
- El cliente ha firmado el contrato de compra-venta respectivo, y
- El cliente ha presentado toda la documentación oficial correspondiente que se requiere para obtener un crédito *(i)* en el caso de ventas financiadas por el Instituto Nacional del Fondo para la Vivienda de los Trabajadores (INFONAVIT) y por el Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (FOVISSSTE), el comprador necesita obtener la calificación mínima aprobatoria requerida; *(ii)* el cliente ha obtenido de la institución bancaria y/o de la Sociedad Hipotecaria Federal (SHF) la asignación de su crédito, para la adquisición de la vivienda; *(iii)*, (a) cuando el comprador adquiere el terreno de la Compañía, primero es escriturado y (b) obtiene un préstamo de una institución bancaria para la construcción completa de la casa y el banco comienza a suministrar anticipos a la Compañía en base al avance de obra efectuada y *(iv)* Cofinanciamiento INFONAVIT, el cliente percibe ingresos de 7 a 10.9 salarios mínimos mensuales, obtiene la calificación y presenta la documentación oficial requerida para obtener un crédito, el cual es otorgado conjuntamente por el INFONAVIT y por una Sociedad Financiera de Objeto Limitado (Sofol) y/o un banco.

La Compañía utiliza el método de porciento de avance de obra ejecutada para los costos e ingresos incurridos en las actividades que realiza como contratista, de acuerdo a los contratos que efectúe.

Los costos de los contratos incluyen todos los materiales directos, mano de obra y todos los costos indirectos relacionados con el desarrollo de los proyectos, tales como mano de obra indirecta, compras, equipo, reparaciones y depreciación. Los gastos generales y de administración son cargados a resultados cuando se incurren. Las provisiones para pérdidas en estimaciones o contratos no terminados son reconocidas en el periodo en que son determinadas.

Los ingresos por arrendamiento de unicentros y minicentros comerciales se reconocen conforme se devengan (ver notas 17 y 22).

k. ***Impuesto sobre la renta, impuesto al activo y participación de los trabajadores en las utilidades*** - El impuesto sobre la renta (ISR) y la participación de los trabajadores en las utilidades (PTU), se registran en los resultados del año en que se causan, y se reconoce el ISR diferido proveniente de las diferencias temporales que resultan de la comparación de los valores contables y fiscales de los activos y pasivos, y en su caso, se incluye el beneficio de las pérdidas fiscales por amortizar. El ISR diferido activo, se registra sólo cuando existe alta probabilidad de que pueda recuperarse. Se reconoce la PTU diferida proveniente de las diferencias temporales entre el resultado contable y la renta gravable, sólo cuando se pueda presumir razonablemente que van a provocar un pasivo o beneficio, y no exista algún indicio de que vaya a cambiar esa situación, de tal manera que los pasivos o los beneficios no se materialicen.

El impuesto al activo (IMPAC) pagado que se espera recuperar, se registra como un anticipo de ISR y se presenta en el balance general disminuyendo el pasivo por ISR diferido.

l. ***Operaciones en moneda extranjera*** - Las operaciones en moneda extranjera se registran al tipo de cambio vigente a la fecha de su celebración. Los activos y pasivos monetarios en moneda extranjera se valúan en moneda nacional al tipo de cambio vigente a la fecha de los estados financieros. Las fluctuaciones cambiarias se registran en los resultados.

m. ***Insuficiencia en la actualización del capital contable*** - Se integra del resultado por posición monetaria acumulado hasta la primera actualización y la pérdida por tenencia de activos no monetarios

que representa el cambio en el nivel específico de precios de los terrenos que se incrementó por debajo de la inflación.

n. ***Resultado por posición monetaria*** - El resultado por posición monetaria, que representa la erosión del poder adquisitivo de las partidas monetarias originada por la inflación, se calcula aplicando factores derivados del INPC a la posición monetaria neta mensual. La pérdida se origina de mantener una posición monetaria activa neta.

o. ***Utilidad por acción*** - La utilidad básica por acción ordinaria se calcula dividiendo la utilidad neta mayoritaria entre el promedio ponderado de acciones ordinarias en circulación durante el ejercicio.

4. Inversiones temporales y efectivo

	2004	2003
Inversiones temporales (1)	$ 1,176,656	$ 878,992
Efectivo	50,364	66,967
	$ 1,227,020	$ 945,959

(1) Incluye $94,870 que se encuentran representados por Certificados Bursátiles de Indemnización Carretera Segregables ("CBICS"), emitidos por el Banco Nacional de Obras y Servicios Públicos, S. N. C. los cuales generan una tasa de interés anual del 4%. La Compañía ha decidido conservar dichos instrumentos a su vencimiento, los beneficios que obtendrá, además de los intereses generados será el monto de la inflación del período de vigencia de los CBICS. Esta inversión no tiene limitación para llevar a cabo su realización en el corto plazo.

5. Clientes

	2004	2003
Como promotor:		
Clientes por avance de obra	$ 1,384,549	$ 1,348,598
Como contratista:		
Estimaciones por cobrar	4,546	1,058
	1,389,095	1,349,656
Estimación para cuentas de cobro dudoso	(3,568)	(573)
Estimación para cancelación de contratos	(12,676)	(12,597)
	$ 1,372,851	$ 1,336,486

6. Inventarios y terrenos para futuras construcciones

a. Los inventarios se analizan como sigue:

	2004	2003
Obras en proceso	$ 1,648,984	$ 1,390,875
Terrenos en proceso de desarrollo	1,460,189	1,177,825
Terrenos para futuras construcciones a corto plazo	1,221,308	1,044,868
Almacén de materiales para construcción	120,394	93,303
Anticipo a proveedores	169,903	249,440
	$ 4,620,778	$ 3,956,311

b. La Compañía sigue la política de localizar y adquirir terrenos cada año, teniendo como objetivo que los terrenos para futuras construcciones puedan tener un periodo de construcción y desarrollo de viviendas, clasificando dentro del corto plazo aquellos terrenos que actualmente se están desarrollando

o que se estima se van a desarrollar dentro del siguiente año y a largo plazo aquellos terrenos por los cuales aún no existen planes para su desarrollo.

c. Durante el ejercicio la Compañía adquirió un terreno por un valor de $140,995 el cual se otorgó en garantía hipotecaria para asegurar el pago del mismo. El monto pendiente de pago al 31 de diciembre de 2004 es de 6,270 miles de dólares americanos equivalente a $69,910, de los cuales $34,955 se presenta dentro del rubro de proveedores y $34,955 en proveedores de terrenos a largo plazo.

d. En diciembre de 2004, la Compañía adquirió un terreno por $138,015, por el que no se ha realizado el traslado de dominio de propiedad sino hasta el momento de su liquidación. El importe por pagar al 31 de diciembre de 2004, es de $82,809 que se presenta dentro del rubro de proveedores.

7. Otros activos

	2004	2003
Otras cuentas por cobrar	$ 4,577	$ 11,516
Impuestos por recuperar (principalmente IVA, ISR e IMPAC)	25,511	21,791
Pagos anticipados	10,920	11,948
Depósitos en garantía	42,600	47,247
	$ 83,608	$ 92,502

8. Inversión en acciones de compañías asociadas

Las inversiones en acciones de compañías asociadas que se valúan a través del método de participación son:

Compañía asociada	% de participación	Valor contable de la participación		Participación en los resultados	
		2004	2003	2004	2003
Centro San Miguel, S. de R. L. (1) (CSM)	50.00	$ 6,278	$ 9,051	$ (2,772)	$ -
Centro Regional las Américas, S. de R. L. (2) (CRAS)	50.00	24,077	-	24,073	-
Habitania Montes de Oca, S. A. de C. V. (3) (No auditada)	33.33	5,400	-	-	-
		$ 35,755	$ 9,051	$ 21,301	$ -

(1) La Compañía mantiene esta inversión a partir del 24 de diciembre de 2003 y tiene por objeto la administración y arrendamiento de un centro comercial. El importe base del método de participación era del 99.9% del capital contable hasta el 31 de diciembre de 2003. A partir del 1 de enero de 2004 se aplica el 50% a los resultados de la inversión.

(2) A partir del 1 de julio de 2004, la Compañía participa en esta inversión cuyo objeto principal es la construcción, comercialización, arrendamiento y administración, de todo tipo de proyectos inmobiliarios incluyendo centros comerciales.

(3) A partir del 9 de septiembre 2004, la Compañía participa en esta inversión cuyo objeto principal es la planeación, desarrollo, construcción y promoción de un condominio que consta de 44 departamentos.

9. Inmuebles, maquinaria y equipo

	2004	2003
Edificio en condominio	$ 62,360	$ 36,996
Edificio para arrendamiento	35,506	23,728
Maquinaria y equipo	475,538	487,517
Equipo de transporte	56,225	49,540
Mobiliario y equipo de oficina	50,913	49,198
	680,542	646,979
Depreciación acumulada	(337,008)	(322,065)
	343,534	324,914
Terreno	29,657	5,718
Construcción en proceso	468	52,778
	373,659	383,410
Equipos adquiridos mediante contratos de arrendamiento financiero:		
Maquinaria y equipo	126,880	85,111
Equipo de transporte	51,457	49,207
Mobiliario y equipo de oficina	3,429	-
Depreciación acumulada	(44,757)	(21,806)
	137,009	112,512
	$ 510,668	$ 495,922

10. Cuentas y documentos por cobrar a asociadas

	2004	2003
Documentos por cobrar a Centro San Miguel, S. de R. L. (1)	$ 84,710	$ 73,370
Cuentas y documentos por cobrar a Centro Regional las Américas, S. de R. L. (CRAS) (2)	34,210	-
Otras cuentas por cobrar a Centro San Miguel, S. de R. L.	20,265	21,038
Otras cuentas por cobrar	2,486	349
	141,671	94,757
Menos cuenta por cobrar a corto plazo	(35,650)	(21,387)
	$ 106,021	$ 73,370

(1) Devenga intereses a la tasa anual fija del 18%, el vencimiento de capital e intereses es el 23 de diciembre de 2013.

(2) CRAS tiene celebrado un contrato de apertura de crédito con PDCC por $230,000, con fecha límite para la disposición del mismo el 31de agosto de 2006. Al 31 de diciembre de 2004 CRAS ha dispuesto de $19,626. Las disposiciones de efectivo del crédito generan intereses a la tasa anual del 21%. CRAS se obliga a destinar los préstamos al desarrollo del proyecto denominado "Centro Comercial las Américas" y demás actividades mercantiles. El plazo de las disposiciones será de acuerdo con las fechas de vencimiento establecidas en cada disposición.

11. Instituciones de crédito

La Compañía cuenta con líneas de crédito vigentes con diversas instituciones financieras por un total de aproximadamente $1,711,300.

Durante el ejercicio, la Compañía utilizó las líneas de crédito disponiendo por un monto de $700,000, los cuales fueron liquidados antes del 31 de diciembre de 2004.

12. Impuestos y gastos acumulados

	2004	2003
Impuestos, excepto impuesto sobre la renta e impuesto al activo	$ 13,410	$ 15,852
Gastos acumulados	123,510	88,156
Fondos retenidos en garantía	69,870	58,854
	206,790	162,862
Porción circulante de obligaciones por contratos de arrendamiento financiero	38,427	31,059
	$ 245,217	$ 193,921

13. Anticipos de clientes

Al 31 de diciembre de 2004 dentro del saldo de anticipos de clientes existen compromisos de construcción por $74,145.

14. Obligaciones por contratos de arrendamiento financiero

a. Obligaciones por contratos de arrendamiento financiero de equipo que tienen tasas que van del 7.35% al 10.38% de interés anual al 31 de diciembre de 2004.

b. Al 31 de diciembre de 2004 y 2003, los compromisos mínimos de pago por arrendamientos capitalizables son:

	2004	2003
Acreedores por contratos de arrendamiento	$ 112,104	$ 109,625
Intereses no devengados	(1,271)	(3,227)
Valor presente de las obligaciones	110,833	106,398
Porción circulante de las obligaciones	(38,427)	(31,059)
Porción a largo plazo de arrendamiento capitalizable	$ 72,406	$ 75,339

El pasivo por contratos de arrendamiento capitalizable que incluye una opción de compra al final del último año por $171 vence como sigue:

Año que terminará el 31 de diciembre de	
2006	$ 39,566
2007	25,331
2008	7,509
	$ 72,406

15. Obligaciones laborales al retiro

El costo neto del periodo por las obligaciones derivadas del plan de pensiones y primas de antigüedad, ascendió a $3,753 y $3,117 en 2004 y 2003, respectivamente. El pasivo por estos conceptos al 31 de diciembre de 2004 y 2003 fue de $1,344 y $2,946, respectivamente. Por el pasivo al 31 de diciembre de 2004 y 2003, existe un activo de transición por la misma cantidad. Otras revelaciones que requieren las disposiciones contables se consideran poco importantes.

16. Capital contable

a. El capital contable de la Compañía al 31 de diciembre de 2004, se analiza como sigue:

	Número de acciones	Valor nominal	Efectos de actualización	Total
Capital social:				
Capital fijo				
Serie única	328,143,174	$ 437,526	$ 517,233	$ 954,759
Prima en suscripción de acciones		219,640	289,333	508,973
Reserva para la adquisición de acciones propias		48,680	40,380	89,060
Prima en recolocación de acciones recompradas		17,848	2,899	20,747
Utilidades retenidas		4,859,632	355,464	5,215,096
Insuficiencia en la actualización del capital contable		-	(229,534)	(229,534)
Efecto acumulado de impuesto sobre la renta diferido		(634,037)	(199,801)	(833,838)
Interés minoritario en subsidiarias consolidadas		20,317	1,521	21,838
Total	328,143,174	$ 4,969,606	$ 777,495	$ 5,747,101

a. De acuerdo con la resolución adoptada en la Asamblea General Ordinaria y Extraordinaria de Accionistas de ARA celebrada el 22 de abril de 2002, se resuelve destinar hasta un 20% del capital contable a la compra de acciones propias en término de lo previsto en el artículo 14 bis 3, fracción I de la Ley de Mercado de Valores.

c. El capital social al 31 de diciembre de 2004 y 2003 esta representando por 328,211,874 acciones ordinarias nominativas, sin expresión de valor nominal, serie única, de suscripción libre, integramente suscritas y pagadas.

d. Durante el ejercicio de 2004 y 2003, la compañía efectuó operaciones de compra y venta de acciones propias y por las cuales incurrió en una ganancia de $957 y $1,304 respectivamente.

Al 31 de diciembre de 2004, la compañía tenía 68,700 acciones recompradas, las cuales estaban pendientes de colocarse a esa fecha. El valor de mercado de las acciones al 31 de diciembre de 2004 fue de $33.50 por acción.

e. Las utilidades retenidas incluyen la reserva legal. De acuerdo con la Ley General de Sociedades Mercantiles, de las utilidades netas del ejercicio debe separarse un 5% como mínimo para formar la reserva legal, hasta que su importe ascienda al 20% del capital social. La reserva legal puede capitalizarse, pero no debe repartirse a menos que se disuelva la sociedad, y debe ser reconstituida cuando disminuya por cualquier motivo. Al 31 de diciembre de 2004 y 2003, su importe asciende a $188,484 y $152,852, respectivamente.

f. La distribución del capital contable, excepto por los importes actualizados del capital aportado y de las utilidades retenidas fiscales, causará el impuesto sobre la renta sobre dividendos a cargo de la Compañía a la tasa vigente. En el año 2004 la tasa fue del 33%, se reduce la tasa del ISR al 30% para el año 2005 y se reducirá en un punto porcentual cada año, hasta llegar al 28% a partir del 2007, en adelante. El impuesto que se pague por dicha distribución, se podrá acreditar contra el impuesto sobre

la renta del ejercicio en el que se pague el impuesto sobre dividendos y en los dos ejercicios inmediatos siguientes, contra el impuesto del ejercicio y los pagos provisionales de los mismos.

g. El capital de aportación que ha generado en forma individual Consorcio ARA, S. A. de C. V., y la utilidad fiscal neta y utilidad fiscal neta reinvertida consolidada, son como sigue:

	2004	2003
Cuenta de capital de aportación	$ 1,267,279	$ 1,267,279
Cuenta de utilidad fiscal neta	707,663	427,397
Cuenta de utilidad fiscal neta reinvertida	145,619	145,619
Total	$ 2,120,561	$ 1,840,295

17. **Rentas por cobrar de contratos de arrendamiento**

El importe de la rentas proviene de arrendamientos de unicentros y minicentros comerciales, las cuales se establecieron al inicio del contrato y se incrementan conforme a la inflación del año, renovables en forma anual. En 2005 el monto de los arrendamientos contratados será de aproximadamente $9,300.

18. **Saldos y operaciones en moneda extranjera**

a. La posición monetaria en moneda extranjera al 31 de diciembre es:

	2004	2003
Miles de dólares estadounidenses		
Activos monetarios	$ 9,203	$ 5,147
Pasivos monetarios	(12,050)	(1,427)
Posición (pasiva) activa, neta	(2,847)	3,720
Equivalente en pesos	$ (31,744)	$ 43,982

b. Las operaciones en moneda extranjera fueron como sigue:

	2004	2003
	(En miles de dólares americanos)	
Compras y anticipos de terrenos en México	22,271	-
Adquisición de equipo	3,073	4,402

c. Los tipos de cambio vigentes a la fecha de los estados financieros y a la fecha de su emisión fueron como sigue:

	Al 31 de diciembre de		14 de marzo
	2004	2003	de 2005
Dólar americano	$ 11.15	$ 11.24	$ 11.03

19. Transacciones con partes relacionadas

La Compañía efectuó transacciones con las compañías asociadas durante el curso normal de sus operaciones, como sigue:

	2004	2003
Ingresos por:		
Servicios administrativos	$ 929	$ -
Venta de terreno	$ 117,862	$ -
Intereses – neto	$ 14,230	$ -
Costos por:		
Venta de terreno	$ 80,145	$ -

20. Otros ingresos, neto

	2004	2003
Ganancia en venta de acciones de subsidiaria	$ -	$ 8,695
Otros – Neto (principalmente por cobro de excedente en gastos)	3,429	67,538
	$ 3,429	$ 76,233

21. Impuesto sobre la renta, impuesto al activo y participación de los trabajadores en las utilidades

La Compañía y sus subsidiarias están sujetas, individualmente, al impuesto sobre la renta (ISR) y al impuesto al activo (IMPAC). El ISR se calcula considerando como gravables o deducibles ciertos efectos de la inflación, tales como la depreciación calculada sobre valores en precios constantes y la deducción de compras en lugar de los costos, lo que permite deducir costos actuales, y se acumula o deduce el efecto de la inflación sobre ciertos activos y pasivos monetarios a través del ajuste anual por inflación, el cual es similar al resultado por posición monetaria. La tasa del ISR fue del 33% en 2004 y del 34% en 2003. Por otra parte el IMPAC se causa a razón del 1.8% del promedio neto de la mayoría de los activos (a valores actualizados) y de ciertos pasivos, y se paga únicamente por el monto en que exceda al ISR del año; cualquier pago que se efectúe es recuperable contra el monto en que el ISR exceda al IMPAC en los diez ejercicios subsecuentes.

El 1 de diciembre de 2004 se publicaron modificaciones a las leyes del ISR e IMPAC aplicables a partir de 2005, siendo las principales: a) Se reduce la tasa del ISR al 30% para el año 2005, a 29% en 2006 y a 28% de 2007 en adelante; b) Para efectos del ISR se deducirá el costo de ventas en lugar de las adquisiciones de los inventarios; c) En 2005 se podrá optar por acumular un periodo de 4 a 12 años los inventarios al 31 de diciembre de 2004, determinados con base en las reglas fiscales; al optar por acumular los inventarios de la regla 106 y las perdidas fiscales por amortizar, y se podrá deducir el costo de ventas de los inventarios conforme se enajenen; d) A partir de 2006 será deducible en su totalidad la participación a los trabajadores en las utilidades que se pague; y e) Se incluyen los pasivos bancarios y con extranjeros para determinar la base gravable del IMPAC.

a. El ISR y la PTU, se integran como sigue:

	2004	2003
ISR:		
Causado	$ 160,778	$ 112,372
Diferido	245,982	265,877
Efecto en el ISR diferido por reducción de tasas	(192,625)	-
Variación en la estimación para valuación del impuesto al activo y pérdidas fiscales por recuperar	1,648	1,037
	$ 215,783	$ 379,286
PTU causada	$ 1,352	$ 1,212

Para la determinación del ISR diferido al 31 de diciembre de 2004, la Compañía aplicó las diversas tasas que estarán vigentes a partir de 2005, a las diferencias temporales, de acuerdo a su fecha estimada de reversión. Adicionalmente, de acuerdo con las disposiciones fiscales en vigor a partir de 2005, la administración de la Compañía decidió optar por acumular el inventario fiscal al 31 de diciembre de 2004 con importe de $4,794,985 en un periodo de 11 años a partir del ejercicio 2005, calculado con base en la rotación del inventario según lo establecido en la Ley de Impuesto sobre a Renta, por lo que se difiere el efecto inicial de la nueva disposición de ya no deducir las adquisiciones de inventarios. El resultado derivado de la aplicación de las diversas tasas se presenta en el cuadro anterior en el rubro Efecto en el ISR diferido por reducción de tasas.

Durante los años que terminaron el 31 de diciembre de 2004 y 2003, algunas compañías amortizaron pérdidas fiscales a valor nominal por un total de $10,181 y $1,059 respectivamente. El correspondiente beneficio por amortización de pérdidas fiscales se disminuyó en la determinación del impuesto sobre la renta diferido.

El efecto en el ISR diferido por reducción de tasa del ISR en 2003, se deriva del recálculo del pasivo por impuesto sobre la renta diferido registrado al 31 de diciembre de 2003, debido a la reducción paulatina de la tasa del ISR. Las diversas tasas aplicables a partir de 2004, se aplicaron a las diferencias temporales de acuerdo a su fecha estimada de reversión.

b. La conciliación de la tasa del ISR y la tasa efectiva como un porciento de la utilidad antes de ISR y PTU del ejercicio de 2004 se muestra a continuación. La tasa efectiva del ISR de 2003 también difiere de la tasa legal aunque en una proporción menor a la de 2004, debido principalmente a ciertas diferencias permanentes como gastos no deducibles y efectos de inflación.

	2004
Tasa legal	33.00%
Mas efecto de diferencias permanentes, principalmente gastos no deducibles	2.22
Menos efectos de la inflación	(2.05)
Efecto en ISR diferido por reducción de tasas	(15.63)
Tasa efectiva	17.54%

c. Los principales conceptos que originan el saldo del pasivo por impuesto sobre la renta diferido, son:

ISR diferido activo (pasivo)

	2004	2003
Impuesto sobre la renta diferido activo (pasivo):		
Inventarios y terrenos para futuras construcciones	$ (1,385,250)	$ (1,336,197)
Clientes por avance de obra	(335,340)	(400,806)
Inmuebles, maquinaria y equipo	(58,132)	(59,329)
Anticipos de clientes	85,899	82,366
Estimación para cuentas de cobro dudoso y para cancelación de contratos	4,873	4,346
Otros, neto	40,398	32,160
ISR diferido de diferencias temporales	(1,647,552)	(1,677,460)
Efecto de pérdidas fiscales por amortizar	25,969	22,043
Impuesto al activo pagado por recuperar	16,432	13,607
	42,401	35,650
Estimación para valuación del activo por impuesto sobre la renta diferido (1)	(31,918)	(24,097)
Pasivo a largo plazo neto	$ (1,637,069)	$ (1,665,907)

(1) La estimación para valuación corresponde al impuesto sobre la renta diferido activo de Consorcio ARA, S. A. de C. V. y PDCC generado en forma individual, cuyo beneficio no se registró debido a la incertidumbre de su recuperación.

d. Los beneficios de las pérdidas fiscales pendientes de amortizar y el IMPAC por recuperar por los que ya se ha reconocido parcialmente el activo por ISR diferido y un pago anticipado por ISR, respectivamente, pueden recuperarse cumpliendo con ciertos requisitos. Los años de vencimiento y sus montos actualizados al 31 de diciembre de 2004 son:

Año de vencimiento	Pérdidas amortizables	IMPAC recuperable
2006	$ 25,354	$ 1,039
2007	-	517
2008	-	1,084
2009	18,667	1,428
2010	-	2,735
2011	-	2,477
2012	1,958	2,067
2013	11,802	2,262
2014	28,782	2,823
	$ 86,563	$ 16,432

22. Información por segmentos de negocio

La Compañía opera como promotor, contratista y arrendador, como se explica en la Nota 1. La información respecto a ingresos y costos relativos a tal actividad, es la siguiente:

	2004	2003
Ingresos		
Como promotor	$ 5,745,363	$ 5,033,013
Como contratista	22,238	10,649
Arrendamiento de centros y locales comerciales	10,192	29,279
	$ 5,777,793	$ 5,072,941
Costos		
Como promotor	$ 4,078,029	$ 3,581,492
Como contratista	15,394	11,507
Arrendamiento de centros y locales comerciales	5,138	16,567
	$ 4,098,561	$ 3,609,566

No existen transacciones importantes realizadas entre los diferentes segmentos de negocio.

Los ingresos como promotor, contratista y por arrendamientos de la Compañía son realizados en su totalidad en México.

23. Compromisos

a. *Fideicomiso de Garantía y Administración* - La Compañía llevó a cabo un contrato de Fideicomiso de Garantía y Administración para el desarrollo y comercialización de un conjunto habitacional de 765

casas habitación denominado Hacienda la Gloria en Carrillo Puerto, Querétaro. Las principales características del Fideicomiso son:

Participantes - Los participantes son: Lacupuesco, S. A. de C. V. (Fideicomitente y Fideicomisaria A) "Lacupuesco"; Promotora Comercial Diecinueve, S. A. de C. V. (Fideicomitente y Fideicomisaria B) "PC19"; CUARA (Fideicomitente y Fideicomisaria C) y Grupo Financiero Santander Serfín (Fiduciaria) "Santander".

Aportaciones - Las aportaciones al fideicomiso de cada uno de los participantes son como sigue: Lacupuesco aporta el terreno en Querétaro con un valor de $13,148, CUARA aporta la construcción y comercialización del conjunto habitacional con recursos propios, y PC19 aporta el título de concesión de los derechos de agua.

Contraprestación - Por la venta o transmisión de las unidades habitacionales Lacupuesco recibe 15% y CUARA el 85% sobre el precio de venta.

Vigencia - El contrato tendrá una vigencia 36 meses contados a partir de la fecha de obtención de la licencia de construcción (23 de diciembre de 2003). En caso de que al término de este plazo no se haya concluido el conjunto habitacional, o todavía hubiere casas que no se hayan vendido o transmitido (por estar en proceso de construcción o bien porque ni siquiera se haya iniciado la construcción), Lacupuesco tendrá la facultad de prorrogar el contrato por 6 meses más, o bien, solicitar la liquidación del 15% pactado de acuerdo al último precio de venta reportado. Al 31 de diciembre de 2004 se habían registrado por porciento de avance de obra ejecutada 251 casas por un importe de $553 por vivienda.

b. *Fideicomiso de Garantía y Administración* - En octubre de 2003, la Compañía llevó a cabo un contrato de Fideicomiso de Garantía y Administración para el desarrollo y comercialización de un conjunto habitacional destinado a los trabajadores del Gobierno del Estado de Michoacán y de locales comerciales en Capula, Morelia. El desarrollo se divide en el proyecto ARA, el proyecto SARE, un Área Comercial Básica, un Área Comercial y Tierra Breña. Las principales características del Fideicomiso son:

Participantes - Los participantes son: Instituto de Vivienda del Estado de Michoacán de Ocampo (Fideicomitente y Fideicomisaria A) "IVEMO"; CIISA (Fideicomitente y Fideicomisaria B); FISARE, S. A. de C. V. (Fideicomitente y Fideicomisaria C) "FISARE" y Banco Azteca, S. A. (Fiduciaria) "Banco Azteca".

Aportaciones - Las aportaciones al fideicomiso de cada uno de los participantes son como sigue: IVEMO aporta el terreno en Capula, Morelia (el "inmueble") y la concesión de los derechos de agua, CIISA y SARE aportan cada uno el 50% de la urbanización, edificación y obras internas en los proyectos ARA y SARE, respectivamente.

Contraprestación - Por la venta o transmisión de las unidades habitacionales en los proyectos ARA y SARE, IVEMO recibe el 8% del precio de venta de cada vivienda, y CIISA y SARE reciben cada uno el 92%, respectivamente.

El área comercial, Tierra Breña y área comercial básica serán revertidas a IVEMO.

Vigencia - El fideicomiso tendrá la duración necesaria para el cumplimiento de sus finalidades. IVEMO se reserva la facultad para revertir parte o la totalidad del inmueble siempre y cuando este no haya sido comprometido con terceros adquirentes y restituir los gastos en inversiones que CIISA y SARE hubieren realizado en las obras de urbanización. Al 31 de diciembre de 2004 se habían registrado por porciento de avance de obra ejecutada 24 casas por un importe de $255 por vivienda.

c. Se tienen compromisos de asignación de créditos los cuales están determinados en función del número de casas no vendidas, por las cuales la Compañía ha recibido confirmación de la SHF, FOVISSSTE e

CUESTIONARIO SOBRE GOBIERNO CORPORATIVO DEL EMISOR

24/06/05

ARA

1. Consejo de Administración

Las Facultades del Consejo de Administración se encuentran reflejadas en los estatutos sociales de la sociedad.
Estructura del Consejo de Administración:
El Consejo de Administración de Consorcio Ara está conformado por 11 consejeros propietarios, incluyendo su presidente y vicepresidente y 11 consejeros suplentes de los cuales 8 son consejeros propietarios independientes y 9 son consejeros suplentes independientes; además cuenta con un comisario propietario , un suplente y un secretario y estos son elegidos anualmente en las Asambleas Generales Ordinarias , durarán en su cargo un año y podrán ser relectos.
El 77% del Consejo de Administración esta conformado por consejeros independientes .
El Consejo de Administración cuenta con tres órganos intermedios principales que auxilian al mismo a cumplir sus funciones:
De conformidad con lo establecido en el CMPC, se han establecido los siguientes Comites : (1) Comité de Auditoria integrado por un número de miembros del consejo de administración, de los cuales el presidente y la mayoría de ellos seran consejeros independientes, integrado por el C. P. Felix Gavito Marco como presidente y el Ing. Germán Ahumada Russek , Ing. Luis Felipe Ahumada Russek, Sr.German Ahumada Alduncin, Ing. Andrés Massieu Berlanga,C.P. Godofredo Rojas Reyes, C:P.Roberto Danel Díaz como vocales. (2) Comité de Finanzas y Planeación integrado por el Act. Marcos Ramírez Miguel como presidente y el Ing. Germán Ahumada Russek , Ing. Luis Felipe Ahumada Russek, Sr.German Ahumada Alduncin, C.P. Godofredo Rojas Reyes, Lic. Pedro Alonso Angulo, Lic. Luis Ramón Carazo Preciado como vocales. (3) Comité de Evaluación y Compensación integrado por el Lic. Luis Ramón Carazo Preciado como presidente, el Ing. Germán Ahumada Russek, Ing. Luis Felipe Ahumada Russek, Sr. Germán Ahumada Alduncin, C.P. Godofredo Rojas Reyes, C.P. Roberto Danel Díaz como vocales.
La finalidad de estos comités es revisar y evaluar las funciones de auditoría, las políticas de inversión, financiamiento, así como los criterios de

contratación, evaluación y compensación de los funcionarios de alto nivel de la sociedad y factores de riesgo.

Sobre la integración del Consejo de Administración	SI	NO
1 ¿El Consejo de Administración está integrado por un número no menor a cinco y no mayor a quince consejeros propietarios?(principio 2)	X	
2*¿Existen únicamente Consejeros Propietarios?(principio 3)		X
3 ¿Los consejeros suplentes únicamente pueden suplir a un consejero propietario previamente establecido?(principio 3)	X	
4 ¿En su caso el consejero propietario sugiere al Consejo la designación de la persona que será su respectivo suplente?(principio 3)	X	
5 ¿Los consejeros independientes y patrimoniales, en conjunto, constituyen al menos el 40% del Consejo de Administración? (principio 7)	X	
6 ¿Los consejeros independientes representan cuando menos el 20% del total de consejeros?(principio 7)	X	
7 ¿En el informe anual presentado por el consejo de Administración se mencionan cuáles consejeros tienen la calidad de independientes y cuáles de patrimoniales?(principio 8)	X	
8 ¿Se indica en el informe anual la categoría a la que pertenecen los consejeros patrimoniales?(principio 8)	X	
9 ¿En el informe anual del Consejo de Administración se indican los principales cargos de cada consejero a la fecha del informe?(principio 9)		X

* En caso de responder afirmativamente a esta pregunta, se deberá responder 'NO APLICA' para las preguntas 3) y 4) siguientes en la columna de comentarios.

Sobre la Estructura del Consejo de Administración	SI	NO
10 ¿El Consejo de Administración realiza las funciones de Compensación y Evaluación, Auditoría y Planeación y Finanzas?(principio 10)	X	
Comentarios: ESTAS FUNCIONES SON REALIZADAS A TRAVÉS DE LOS COMITES DEL CONSEJO DE ADMINISTRACIÓN		
11 ¿Los órganos intermedios únicamente están conformados por consejeros propietarios?(principio 12)	X	
12 ¿Cada órgano intermedio se compone de 3 miembros como mínimo y 7 como máximo?(principio 13)	X	
13 ¿Cada consejero independiente, además de cumplir con sus funciones en el Consejo, participa en al menos uno de los órganos intermedios?(principio 16)	X	
Comentarios: SOLO UN CONSEJERO INDEPENDIENTE NO PARTICIPA		
14 ¿El órgano intermedio que se encarga de la función de Auditoría es presidido por un consejero independiente?(principio 17)	X	

Sobre la operación del Consejo de Administración	SI	NO
15 ¿El consejo de Administración se reúne al menos 4 veces al año?(principio 18)	X	
16 ¿Cuando menos una de la reuniones del Consejo de Administración está dedicada a la definición de la estrategia de mediano y largo plazos de la sociedad?(principio 18)		X
Comentarios: ESTOS TEMAS SE HAN TRATADO EN EL COMITÉ DE FINANZAS Y PLANEACIÓN		
17 ¿Con acuerdo de al menos el 25% de consejeros, se puede convocar a una sesión de Consejo?(principio 19)	X	
18 ¿Los consejeros tienen acceso a toda la información relevante con cuando menos 5 días hábiles a la sesión?(principio 20)		X

Sobre la Operación del Consejo de Administración	SI	NO
19*¿Existe algún mecanismo que asegure que los consejeros puedan evaluar cuestiones sobre asuntos estratégicos, aún cuando no reciban la información necesaria con cuando menos 5 días hábiles de anticipación?(principio 20)	X	
20*¿Se induce al consejero nombrado por primera vez, explicándole sus responsabilidades y la situación de la sociedad?(principio 21)		X

Sobre los Deberes de los Consejeros	SI	NO
21 ¿Los consejeros comunican al Presidente y al Secretario del Consejo cualquier conflicto de interés que implique se deban de abstener de votar y en efecto se abstienen de participar en la deliberación correspondiente?(principio 22)	X	
22 ¿Los consejeros únicamente utilizan los activos o servicios de la sociedad sólo para el cumplimiento de su objeto social?(principio 23)	X	
23 ¿En su caso, se definen políticas claras para cuando los consejeros utilicen excepcionalmente los activos de la sociedad para cuestiones personales?(principio 23)		X
Comentarios: NO SE DA EL CASO DE UTILIZACIÓN DE ACTIVOS PARA CUESTIONES PERSONALES		
24*¿Los consejeros dedican tiempo a sus funciones asistiendo cuando menos al 70% de las sesiones a las que es convocado?(principio 24)	X	
25*¿Los consejeros mantienen absoluta confidencialidad acerca de los asuntos sociales de los que tienen conocimiento a través de las sesiones a las que asisten?(principio 25)	X	
Comentarios: EN CADA CASO CONCRETO SE PREVIENE SOBRE LA CONFIDENCIALIDAD DE LA INFORMACIÓN		
26 ¿Los consejeros propietarios y los consejeros suplentes se mantienen mutuamente informados acerca de los asuntos tratados en las sesiones del consejo?(principio 26)	X	
Comentarios: EN LA MAYORIA DE LOS CASOS		
27 ¿Se apoya al Consejo de Administración a través de opiniones, recomendaciones y orientaciones que se deriven del análisis del desempeño de la empresa?(principio 27)	X	

2. Función de Compensación y Evaluación

EL CONSEJO DE ADMINISTRACIÓN A TRAVÉS DEL COMITÉ DE EVALUACION Y COMPENSACION Y DE UN COMITE EJECUTIVO FIJA CRITERIOS DE CONTRATACIÓN Y LAS COMPENSACIONES QUE SE LES OTORGAN A LOS FUNCIONARIOS DE ALTO NIVEL, LAS CUALES DEPENDEN DIRECTAMENTE DE SUS RESULTADOS OBTENIDOS EN FORMA MENSUAL, TRIMESTRAL Y CUATRIMESTRAL, ACORDE A LAS METAS Y OBJETIVOS ESTRATÉGICOS DE LA EMPRESA.

Sobre la Operación del Órgano que cumple con la función de Evaluación y Compensación	SI	NO
28 ¿El órgano intermedio que realiza las funciones de Evaluación y Compensación revisa que las condiciones de contratación de ejecutivos de alto nivel y que los pagos probables por separación de la sociedad, se apeguen a lineamientos aprobados por el Consejo?(principio 29)		X

Sobre la Operación del Órgano que cumple con la función de Evaluación [illegible] Compensación [illegible]	Sí	No
29 ¿La estructura y las políticas utilizadas para la determinación de los paquetes de consejeros y funcionarios son reveladas?(principio 30)	X	

3. Función de Auditoría

EN RELACIÓN AL CUESTIONAMIENTO GENERAL RELATIVO A COMENTAR LOS PROCESOS QUE SE UTILIZAN PARA DESEMPEÑAR LA FUNCIÓN DE AUDITORÍA, DESCRIBIENDO ESPECÍFICAMENTE COMO ES QUE EL ÓRGANO INTERMEDIO INTERACTÚA CON EL CONSEJO EN RELACIÓN A LAS PRÁCTICAS CONTABLES DE LA SOCIEDAD, Y A LOS MECANISMOS QUE TIENE PARA EVALUAR Y VALIDAR EL SISTEMA DE CONTROL INTERNO, ASÍ COMO PARA ASEGURAR UNA BUENA CALIDAD EN INFORMACIÓN FINANCIERA.

Sobre la selección de Auditores [illegible]	Sí	No
30 ¿Los ingresos del auditor externo así como de cualquier otra revisión externa, provenientes de llevar a cabo la auditoría de la sociedad, representan un porcentaje igual o menor al 20% de los ingresos totales de los despachos encargados?(principio 32)	X	
31 ¿La rotación del socio que dictamina a la sociedad es de al menos cada 6 años?(principio 33)	X	
32 ¿La persona que firma el dictamen de la auditoría a los estados financieros anuales de la sociedad es distinta de aquella que actúa como Comisario?(principio 34)	X	
33 ¿Se revela información en el Informe Anual acerca del perfil profesional del Comisario de la sociedad?(principio 35)	X	
Sobre la información financiera [illegible]		
34 ¿La sociedad cuenta con un área de auditoría interna?(principio 36)	X	
35 ¿El órgano intermedio que se encarga de realizar la función de Auditoría somete las políticas contables a la aprobación del Consejo?(principio 37)	X	
36 ¿El órgano intermedio que se encarga de la función de Auditoría se cerciora si la información financiera pública intermedia se elabora de acuerdo con los mismos principios, criterios y prácticas con los que se elaborarán los informes anuales?(principio 39)	X	
Sobre los controles internos [illegible]		
37 ¿Existe un sistema de control interno?(principio 41)	X	
38 ¿Se someten a la aprobación del Consejo los lineamientos generales del sistema de control interno?(principio 41)	X	
39 ¿El órgano intermedio que se encarga de la función de Auditoría evalúa y emite una opinión acerca de la efectividad del sistema de control interno? (principio 42)	X	
Comentarios: SELECTIVAMENTE SOBRE DETERMINADOS CICLOS DEL NEGOCIO		
40 ¿Los auditores externos validan la efectividad del sistema de control interno y emiten un reporte respecto a dichos controles?(principio 43)	X	

Sobre los Controles Internos		
Comentarios: SE REALIZO UN DIAGNOSTICO SOBRE EL FUNCIONAMIENTO DEL SISTEMA DE CONTROL INTERNO 2003 Y 2004. DICHO DIAGNÓSTICO FUE ELABORADO CONJUNTAMENTE CON LA SUBDIRECCIÓN DE AUDITORIA INTERNA Y EL DESPACHO DE AUDITORES EXTERNOS Y SE EMITIERON LAS RECOMENDACIONES NECESARIAS .		
Revisión del Cumplimiento de Disposiciones		
41 ¿El órgano intermedio que se encarga de la función de Auditoría verifica que existan controles que permitan determinar si la sociedad cumple con las disposiciones que le son aplicables y lo reporta periódicamente al Consejo? (principio 44)	X	
42 ¿La revisión del cumplimiento de todas las disposiciones aplicables se lleva a cabo cuando menos una vez al año? (principio 44)	X	
43 ¿Se informa periódicamente al Consejo de Administración acerca de la situación legal de la misma? (principio 45)	X	

4. Función de Finanzas y Planeación

ACTUALMENTE EL ÓRGANO INTERMEDIO ESPECÍFICO PARA TRATAR LA FUNCIÓN DE FINANZAS Y PLANEACIÓN ES EL PROPIO COMITÉ DE FINANZAS Y PLANEACIÓN. PERIODICAMENTE EL COMITÉ REVISA LOS PRESUPUESTOS Y PLANES DE EXPANSIÓN CERCIORÁNDOSE DE SU CONSISTENCIA CON LAS ESTRATEGIAS GENERALES DE LA EMPRESA, TRÁMITES TENDIENTES A LOGRAR LAS METAS DE RENTABILIDAD, SALUD FINANCIERA Y CRECIMIENTO.

Sobre la operación del órgano intermedio que se encarga de la función de Finanzas y Planeación [illegible]		
44 ¿El órgano intermedio que se encarga de la función de Finanzas y Planeación emite una evaluación acerca de la viabilidad de las principales inversiones y transacciones de financiamiento de la sociedad? (principio 47)	X	
45 ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación evalúa periódicamente la posición estratégica de la sociedad de acuerdo a lo estipulado en el plan estratégico? (principio 48)	X	
46 ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo vigilando la congruencia de las políticas de inversión y de financiamiento con la visión estratégica de la sociedad? (principio 49)	X	
47 ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo revisando las proyecciones financieras de la sociedad asegurando su congruencia con el plan estratégico de la sociedad? (principio 50)	X	

Pregunta Opcional

NO APLICA

1. DERECHOS DE ACCIONISTAS

Sobre la información [illegible]	SI	NO
1 ¿Se omitió del Orden del Día de las Asambleas el punto referente a 'Asuntos Varios'?(principio 51)	X	
2 ¿Se evitó la agrupación de asuntos relacionados con diferentes temas en un solo punto del Órden del Día?(principio 51)	X	
3 ¿Toda la información sobre cada punto del Órden del Día de la Asamblea de Accionistas está disponible con 15 días de anticipación?(principio 52)	X	
4 ¿Se facilita a los accionistas con algún formulario que contenga en detalle la información y posibles alternativas de voto sobre los asuntos del Órden del Día, para que puedan girar instrucciones a sus mandatarios?(principio 53)	X	
5 ¿Dentro de la información que se entrega a los accionistas, se incluye la propuesta de integración del Consejo de Administración, acompañado de información referida al perfil profesional de los candidatos?(principio 54)	X	
Comentarios: NINGUN ACCIONISTA SOLICITO INFORMACION PREVIA A LA ASAMBLEA		
Sobre la Información y Comunicación entre el Consejo de Administración y los Accionistas [illegible]	SI	NO
6 ¿El Consejo de Administración incluye en su informe anual a la Asamblea aspectos relevantes de los trabajos de cada órgano intermedio y los nombres de sus integrantes?(principio 55)		X
7 ¿Los informes de cada órgano intermedio presentados al Consejo están a disposición de los accionistas junto con el material para la Asamblea?(principio 55)	X	
Comentarios: EXCEPTO EL COMITE DE FINANZAS Y PLANEACION Y EL DE EVALUACION Y COMPENSACION		
8 ¿La sociedad cuenta con políticas, mecanismos y personas responsables para informar a los inversionistas y mantener cauces de comunicación con los accionistas e inversionistas potenciales?(principio 56)	X	

CARTA SUSCRITA POR EL PRESIDENTE Y SECRETARIO DEL CONSEJO DE ADMINISTRACIÓN

MEXICO, D.F A 24 DE JUNIO DE 2005

Comisión Nacional Bancaria y de Valores
Vicepresidencia de Supervisión Bursátil
Insurgentes Sur 1971, Torre Sur Piso 10
Col. Guadalupe Inn
01020 México D.F.

Los que suscribimos la presente hacemos constar que hemos revisado el reporte sobre el grado de adhesión al Código de Mejores Prácticas Corporativas de CONSORCIO ARA, S. A. DE C.V. de fecha 24/06/2005 el cual fue elaborado con base en la información proporcionada por consejeros y funcionarios de esta sociedad, estando de acuerdo con su contenido.

Atentamente,

ING. GERMAN AHUMADA RUSSEK	LIC. JAIME CORTÉS ROCHA
Nombre del Presidente del Consejo	**Nombre del Secretario del Consejo**

EMISNET

misora: CONSORCIO ARA, S.A. DE C.V..

suario: J.SACRAMENTO SOTO SOLIS.

ombre del sobre: infoanual.pdf

ongitud del sobre: 355489 bytes.

echa de recepcion: Jun 24 2005 1:25:27:693PM.

olio de recepcion: 94997.

,os Archivos recibidos son los siguientes:

lombre del archivo	Tipo de Archivo	Descripcion
ıfoanual.pdf	0	Informe Anual

,os Archivos NO recibidos son los siguientes:

lombre del archivo	Error

NOTA: se envia por información
no encriptada.

EMISNET

:misora: CONSORCIO ARA, S.A. DE C.V..

Isuario: J.SACRAMENTO SOTO SOLIS.

Iombre del sobre: CODIGOMP.ens

,ongitud del sobre: 9163 bytes.

'echa de recepcion: Jun 24 2005 1:17:20:290PM.

'olio de recepcion: 94995.

,os Archivos recibidos son los siguientes:

Iombre del archivo	Tipo de Archivo	Descripcion
odigomp.bmv	1	Código de mejores prácticas Corporativas

,os Archivos NO recibidos son los siguientes:

Iombre del archivo	Error

CONSORCIO ARA

34619

México D.F. a 24 de junio de 2005.

COMISION NACIONAL BANCARIA Y DE VALORES
RECIBIDO
A 24 JUN. 2005 V
DIR. GRAL. DE PROGRAMACION, PRESUPUESTO Y REC. MATERIALES
CORRESPONDENCIA Y ARCHIVO

COMISION NACIONAL BANCARIA Y DE VALORES
VICEPRESIDENCIA DE SUPERVISION BURSATIL
Insurgentes Sur no. 1971
Plaza Inn Torre Sur 9º- Piso
Col. Guadalupe Inn,
01020 México, D.F.

At'n.: **ACT. CARLOS QUEVEDO LOPEZ**
Director General de Supervisión de Mercados.

De acuerdo con las Disposiciones de Carácter General Aplicables a las Emisoras de Valores y otros Participantes del Mercado, por el ejercicio terminado al 31 de diciembre de 2004, me permito enviarles la siguiente documentación:

1. Informe Anual de Consorcio Ara, S.A. de C.V. y subsidiarias
2. Código de Mejores Prácticas Corporativas, y
3. Cartas requeridas por los documentos citados.

Sin otro asunto por el momento, quedo de ustedes.

Atentamente

C.P. J. SACRAMENTO SOTO SOLIS
Director de Administración y Finanzas.

Consorcio Ara, S.A. de C.V.
Bosque de Ciruelos No. 140 1er piso Col Bosques de las Lomas C.P. 11700 México, D.F.
Tels: (52)5596-8864 Fax. (52)5596-8648 http://www.consorcioara.com.mx

CONSORCIO ARA

México, D.F., 24 de junio de 2005.

COMISION NACIONAL BANCARIA Y DE VALORES
VICEPRESIDENCIA DE SUPERVISION BURSATIL
Insurgentes Sur 1971, Torre Sur, Piso 9
Col. Guadalupe Inn
01020 México, D.F.

ATN.: ACT. CARLOS QUEVEDO LOPEZ
Director General de Supervisión
De Mercados

Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a Consorcio Ara, S.A. de C.V. y subsidiarias contenida en el presente reporte anual, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas.

Atentamente

ING. GERMAN AHUMADA RUSSEK
DIRECTOR GENERAL

C.P. SACRAMENTO SOTO SOLIS
DIRECTOR DE ADMINISTRACION
Y FINANZAS

LIC. DAVID ORNELAS CUEVAS
DIRECTOR JURIDICO

CONSORCIO ARA

México, D.F., 24 de junio de 2005.

COMISION NACIONAL BANCARIA Y DE VALORES
VICEPRESIDENCIA DE SUPERVISION BURSATIL
Insurgentes Sur 1971, Torre Sur, Piso 9
Col. Guadalupe Inn
01020 México, D.F.

ATN.: ACT. CARLOS QUEVEDO LOPEZ
Director General de Supervisión
De Mercados

Los que suscribimos la presente hacemos constar que hemos revisado el reporte sobre el grado de adhesión de CONSORCIO ARA, S.A. DE C.V. al Código de Mejores Prácticas Corporativas de fecha 24 de Junio de 2005, el cual fue elaborado con base en la información proporcionada por consejeros y funcionarios de esta sociedad, estando de acuerdo con su contenido.

Atentamente

ING. GERMAN AHUMADA RUSSEK
PRESIDENTE DEL CONSEJO DE ADMINISTRACION

LIC. JAIME CORTES ROCHA
SECRETARIO DEL CONSEJO DE ADMINISTRACION

Consorcio Ara, S.A. de C.V.
Bosque de Ciruelos No. 140 1er piso Col. Bosques de las Lomas C.P. 11700 México, D.F.
Tels: (52)5596-8864 Fax: (52)5596-8648 http://www.consorcioara.com.mx

Deloitte.

Galaz, Yamazaki,
Ruiz Urquiza, S.C.
Paseo de la Reforma 505
Piso 28
Colonia Cuauhtémoc
06500 México, D.F.
México

Tel: +52 (55) 5080 6000
Fax: +52 (55) 5080 6001
www.deloitte.com/mx

México, D.F., 24 de junio de 2005

COMISIÓN NACIONAL BANCARIA Y DE VALORES
VICEPRESIDENCIA DE SUPERVISIÓN BURSÁTIL
Insurgentes Sur 1971, Torre Sur, Piso 10
Col. Guadalupe Inn
01020 – México, D.F.

At´n: Act. Carlos Quevedo López

El suscrito manifiesta bajo protesta de decir verdad que los estados financieros al 31 de diciembre de 2004 y 2003 y por los años que terminaron en esas fechas que contiene el presente reporte anual de Consorcio Ara, S.A. de C.V., y Subsidiarias fueron dictaminados de acuerdo con las normas de auditoría generalmente aceptadas. Asimismo, manifiesta que, dentro del alcance del trabajo realizado para dictaminar los estados financieros antes mencionados, no tiene conocimiento de información financiera relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas.

Atentamente.

C.P.C. Mario Chavero González

CONSORCIO ARA

México D.F. a 24 de junio de 2005.

BOLSA MEXICANA DE VALORES
Dirección de Emisoras
Av. Paseo de la Reforma no 255 4º. Piso
Col. Cuauhtémoc
06500 México, D.F.

At'n.: C.P. ROBERTO CORDOBA T.
Subdirector de Administración de
Valores y Emisoras.

De acuerdo con las Disposiciones de Carácter General Aplicables a las Emisoras de Valores y otros Participantes del Mercado, por el ejercicio terminado al 31 de diciembre de 2004, me permito enviarles la siguiente documentación:

1. Informe Anual de Consorcio Ara, S.A. de C.V. y subsidiarias
2. Código de Mejores Prácticas Corporativas, y
3. Cartas requeridas por los documentos citados.

Sin otro asunto por el momento, quedo de ustedes.

1550

24 JUN 2005

Atentamente

C.P. J. SACRAMENTO SOTO SOLIS
Director de Administración y Finanzas.

Consorcio Ara, S.A. de C.V.
Bosque de Ciruelos No. 140 1er piso Col. Bosques de las Lomas C.P 11700 Mexico, D.F.
Tels (52)5596-8864 Fax (52)5596-8648 http://www.consorcioara.com.mx

CONSORCIO ARA

México, D.F., 24 de junio de 2005.

BOLSA MEXICANA DE VALORES
Dirección de Emisoras
Av. Paseo de la Reforma no 255 4o. Piso
Col. Cuauhtémoc
06500 México, D.F.

At'n.: C.P. ROBERTO CORDOBA T.
Subdirector de Administración de
Valores y Emisoras.

Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a Consorcio Ara, S.A. de C.V. y subsidiarias contenida en el presente reporte anual, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas.

Atentamente

1550

24 JUN 2005

ING. GERMAN AHUMADA RUSSEK
DIRECTOR GENERAL

C.P. SACRAMENTO SOTO SOLIS
DIRECTOR DE ADMINISTRACION
Y FINANZAS

LIC. DAVID ORNELAS CUEVAS
DIRECTOR JURIDICO

Consorcio Ara, S.A. de C.V.
Bosque de Ciruelos No. 140 1er piso Col. Bosques de las Lomas C.P. 11700 México, D.F.
Tels: (52)5596-8864 Fax: (52)5596-8648 http://www.consorcioara.com.mx

CONSORCIO ARA

México, D.F., 24 de junio de 2005.

BOLSA MEXICANA DE VALORES
Dirección de Emisoras
Av. Paseo de la Reforma no 255 4º. Piso
Col. Cuauhtémoc
06500 México, D.F.

At'n.: C.P. ROBERTO CORDOBA T.
Subdirector de Administración de
Valores y Emisoras.

Los que suscribimos la presente hacemos constar que hemos revisado el reporte sobre el grado de adhesión de CONSORCIO ARA, S.A. DE C.V. al Código de Mejores Prácticas Corporativas de fecha 24 de Junio de 2005, el cual fue elaborado con base en la información proporcionada por consejeros y funcionarios de esta sociedad, estando de acuerdo con su contenido.

Atentamente

01550

24 JUN 2005

ING. GERMAN AHUMADA RUSSEK
PRESIDENTE DEL CONSEJO DE
ADMINISTRACION

LIC. JAIME CORTES ROCHA
SECRETARIO DEL CONSEJO
DE ADMINISTRACION

Consorcio Ara, S.A. de C.V.
Bosque de Ciruelos No. 140 1er piso Col. Bosques de las Lomas C.P. 11700 Mexico, D.F.
Tels: (52)5596-8864 Fax: (52)5596-8648 http://www.consorcioara.com.mx

Deloitte.

Galaz, Yamazaki,
Ruiz Urquiza, S.C.
Paseo de la Reforma 505
Piso 28
Colonia Cuauhtémoc
06500 México, D.F.
México

Tel:+52 (55) 5080 6000
Fax: +52 (55) 5080 6001
www.deloitte.com/mx

México, D.F., 24 de junio de 2005

BOLSA MEXICANA DE VALORES
DIRECCIÓN DE EMISORAS
Av. Paseo de la Reforma No. 255 4° Piso
Col. Cuauhtémoc
06500 – México, D.F.

At´n: C.P. Roberto Córdoba Tamariz
Subdirector de Administración de Valores y emisoras

El suscrito manifiesta bajo protesta de decir verdad que los estados financieros al 31 de diciembre de 2004 y 2003 y por los años que terminaron en esas fechas que contiene el presente reporte anual de Consorcio Ara, S.A. de C.V., y subsidiarias fueron dictaminados de acuerdo con las normas de auditoría generalmente aceptadas. Asimismo, manifiesta que, dentro del alcance del trabajo realizado para dictaminar los estados financieros antes mencionados, no tiene conocimiento de información financiera relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas.

Atentamente,

C.P.C. Mario Chavero González

1550

24 JUN 2005

CARLOS HERNANDEZ MAGALLANES
Contador Público

DICTAMEN DEL COMISARIO

México, D.F., a 18 de Marzo de 2005

A LA ASAMBLEA GENERAL DE ACCIONISTAS DE
CONSORCIO ARA, S.A. DE C.V.

En mi carácter de Comisario y en cumplimiento de lo dispuesto en el Artículo 166 de la Ley General de Sociedades Mercantiles y en los Estatutos Sociales de Consorcio ARA, S.A. de C.V., rindo a ustedes mi dictamen sobre la veracidad, suficiencia y razonabilidad de la información financiera individual y consolidada que ha presentado a ustedes el H. Consejo de Administración, en relación con la marcha de la Sociedad por el año que terminó el 31 de diciembre de 2004.

Al respecto, me permito informarles lo siguiente:

1. La información contable presentada a ustedes por el H. Consejo de Administración de esta sociedad cumple con las políticas y criterios contables y de información establecidos en los estatutos sociales y la legislación particular que le es aplicable a la misma y son adecuados y suficientes para evaluar la posición financiera, contable y administrativa de la propia empresa;

2. Tales políticas y criterios han sido aplicados en forma consistente en la información presentada a ustedes por el H. Consejo de Administración.

Por otra parte, me permito informarles que he asistido a las Asambleas de Accionistas y juntas de Consejo de Administración a las que he sido convocado y he obtenido de los Directores y Administradores toda la información sobre las operaciones, documentos y registros que juzgué necesario investigar para rendir el informe contenido en los incisos anteriores.

En mi opinión, los criterios y políticas contables y de información seguidos por la Sociedad y considerados por los Administradores para preparar la información financiera individual y consolidada presentada por los mismos a esta Asamblea, son adecuados, suficientes y se aplicaron en forma consistente con el ejercicio anterior; por lo tanto, la información financiera individual y consolidada presentada por los Administradores refleja en forma veraz, suficiente y razonable la situación financiera de Consorcio ARA, S.A. de C.V. al 31 de diciembre de 2004, y los resultados de sus operaciones, las variaciones en su Capital Contable y los cambios en su situación financiera por el año que terminó en esa fecha, de conformidad con los principios de contabilidad generalmente aceptados en México.

C.P. Carlos Hernández Magallanes
Comisario

CONSORCIO ARA

CONVOCATORIA

CONSORCIO ARA, S.A. DE C.V.

ASAMBLEA GENERAL ORDINARIA ANUAL DE ACCIONISTAS

Por acuerdo del Consejo de Administración y de conformidad con lo previsto por los Estatutos Sociales, se convoca a los señores accionistas de Consorcio Ara, S.A. de C.V., a la Asamblea General Ordinaria Anual de Accionistas que tendrá lugar el día 22 de abril de 2004 a las 11:30 horas en el Salón Club de Industriales del Club Industriales, ubicado en Andrés Bello No. 29, Colonia Polanco, C.P. 11560 México, Distrito Federal, conforme al siguiente:

ORDEN DEL DÍA

I. Discusión y aprobación, en su caso, del informe anual del Consejo de Administración a que se refiere el enunciado general del Artículo 172 de la Ley General de Sociedades Mercantiles, por el ejercicio social que concluyó el 31 de diciembre de 2003, incluyendo los estados financieros correspondientes al ejercicio social citado, el dictamen del Comisario, y el informe correspondiente a las principales subsidiarias de la sociedad.

II. Resolución sobre la aplicación de resultados.

III. Presentación y aprobación, en su caso, del reporte anual del Comité de Auditoria sobre sus actividades, a que se refiere el artículo 14 Bis 3 fracción V inciso a) de la Ley del Mercado de Valores y la Cláusula Décima Novena Bis de los estatutos sociales.

IV. Designación o en su caso ratificación de los miembros del Consejo de Administración, incluyendo a los Consejeros Independientes, Secretario, Prosecretario, miembros integrantes del Comite de Auditoria; y Comisario de la Sociedad, así como de sus respectivos suplentes.

V. Resolución sobre el monto que podrá destinarse a la compra de acciones propias en términos de lo previsto en el artículo 14 bis3 fracción I de la Ley del Mercado de Valores.

VI. Designación de Delegados Especiales de la Asamblea para la ejecución y formalización de sus acuerdos.

En los términos de lo dispuesto en la Cláusula Vigésima Cuarta de los Estatutos Sociales, serán admitidos a la Asamblea, los accionistas que aparezcan registrados en el Libro de Registro de Acciones de la Sociedad como dueños de una o más acciones, mismo registro que para los efectos se considerará cerrado tres días hábiles antes del día de la celebración de la Asamblea o, en su defecto, que acrediten su calidad de accionistas por cualquier otro medio legal.

Los accionistas deberán depositar los títulos de las acciones ante la propia Sociedad, en una institución para el depósito de valores, en una institución de crédito, nacional o extranjera, o en casas de bolsa en los términos de las disposiciones aplicables a la Ley del Mercado de Valores. Contra el depósito de las acciones o la entrega de las constancias de depósitos que emitan dichas instituciones, se deberán recabar las tarjetas de admisión correspondientes en días y horas hábiles, a más tardar durante el último día hábil que preceda al de la celebración de la Asamblea, en las oficinas del Secretario, ubicadas en Montes Urales No. 505, 3er piso, colonia Lomas de Chapultepec, C.P. 11000 México, Distrito Federal. Las acciones que se depositen para tener derecho a asistir a la Asamblea no se devolverán sino después de celebrada ésta mediante la entrega del resguardo que por aquéllas se hubiese expedido al accionista o a su representante.

Los accionistas podrán ser representados en la Asamblea por la persona o personas que designen mediante poder otorgado en formularios elaborados por la propia sociedad, que reúnan los requisitos señalados en el artículo 14 bis 3, fracción VI, inciso c) de la Ley del Mercado de Valores o por mandato general o especial otorgado en los términos de la legislación aplicable. Los citados formularios estarán a disposición de los accionistas o sus representantes a partir de esta fecha en las oficinas del secretario de la Sociedad, ubicadas en el domicilio ya mencionado.

México, Distrito Federal a 1 de abril de 2004

Lic. JAIME CORTÉS ROCHA

Secretario del Consejo de Administración

CONSORCIO ARA, S.A. DE C.V.
ASAMBLEA GENERAL ORDINARIA ANUAL DE ACCIONISTAS

RECEIVED
2005 MAY 30 P 5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

22 DE ABRIL DE 2004

En la Ciudad de México, Distrito Federal, siendo las 11:30 horas del día 22 de abril de 2004, se reunieron en el Salón Club Industriales, ubicado en Andrés Bello No. 29, Colonia Polanco, C.P. 11560 México, Distrito Federal, los señores accionistas y representantes de accionistas que se mencionan en la lista de asistencia que se agrega al expediente de la presente acta, con el objeto de celebrar la Asamblea General Ordinaria Anual de Accionistas de **CONSORCIO ARA, S.A. DE C.V.** (la "Sociedad"), a la que se convocó mediante publicación hecha en el periódico el *"Universal"* de esta ciudad, el día [5] de abril del año en curso, en cumplimiento con lo dispuesto en el Artículo 186 de la Ley General de Sociedades Mercantiles y la Cláusula Vigésima Tercera de los Estatutos Sociales. Estuvieron presentes los señores ING. GERMÁN AHUMADA RUSSEK, ING. LUIS FELIPE AHUMADA RUSSEK y LIC. JAIME CORTÉS ROCHA, Presidente, Vicepresidente y Secretario del Consejo de Administración, respectivamente, así como el señor C.P. JORGE LÓPEZ RODRIGO en su carácter de Comisario de la Sociedad.

De conformidad con lo dispuesto por la Cláusula Vigésima Séptima de los Estatutos Sociales, presidió la Asamblea el ING. GERMÁN AHUMADA RUSSEK, en su carácter de presidente del Consejo de Administración, y actuó como Secretario, el Lic. JAIME CORTÉS ROCHA.

A continuación, el Presidente designó como escrutador a la Lic. Lorenza Langarica O'Hea, quien después de aceptar su designación y examinar las constancias que acreditan la calidad de accionistas y las cartas poder exhibidas, certificó que se encontraban representadas 321,056,970 (trescientos veintiún millones cincuenta y seis mil novecientas setenta) acciones de las 328,158,274 (trescientos veintiocho millones ciento cincuenta y ocho mil doscientos setenta y cuatro) acciones en circulación, por lo que se encontraba representado el 97.8% (noventa y siete punto ocho por ciento) del capital social suscrito y pagado, en el entendido de que a la fecha de esta asamblea 53,600 (cincuenta y tres mil seiscientas) acciones han sido recompradas por la Sociedad y se encuentran en su tesorería, fuera de circulación.

Con base en la certificación del escrutador y con fundamento en lo dispuesto en las Cláusulas Vigésima Novena y Trigésima de los Estatutos Sociales, el Presidente declaró legalmente instalada la Asamblea, con lo cual estuvieron de acuerdo todos los presentes.

Visto lo anterior, el Secretario dio lectura al siguiente:

ORDEN DEL DÍA

I. Discusión y aprobación, en su caso, del informe anual del Consejo de Administración a que se refiere el enunciado general del Artículo 172 de la Ley General de Sociedades Mercantiles, por el ejercicio social que concluyó el 31 de diciembre de 2003, incluyendo los estados financieros correspondientes al ejercicio social citado, el dictamen del Comisario, y el informe correspondiente a las principales subsidiarias de la sociedad.

II. Resolución sobre la aplicación de resultados.

III. Presentación y aprobación, en su caso, del reporte anual del Comité de Auditoria sobre sus actividades, a que se refiere el artículo 14 Bis 3, fracción V, inciso a), de la Ley del Mercado de Valores y la Cláusula Décima Novena Bis de los estatutos sociales.

IV. Designación o en su caso ratificación de los miembros del Consejo de Administración, incluyendo a los Consejeros Independientes, Secretario, Prosecretario; miembros integrantes del Comité de Auditoria; y Comisario de la Sociedad, así como de sus respectivos suplentes.

V. Resolución sobre el monto que podrá destinarse a la compra de acciones propias en términos de lo previsto en el artículo 14 bis 3, fracción I, de la Ley del Mercado de Valores.

VI. Designación de Delegados Especiales de la Asamblea para la ejecución y formalización de sus acuerdos.

Aprobado el anterior Orden del Día, se procedió a tratar los asuntos contenidos en dicho orden en los siguientes términos:

I.- Pasando a tratar el primer punto del orden del día, el Presidente de conformidad con lo dispuesto en el Artículo 172 de la Ley General de Sociedades Mercantiles y la Cláusula Trigésima Primera de los Estatutos Sociales, presentó a la Asamblea:

a) Un informe sobre la marcha de la Sociedad por el ejercicio social que concluyó el 31 de diciembre de 2003, las políticas que se han seguido y los principales proyectos existentes, explicando las principales políticas y criterios contables y de información seguidos en la preparación de la información financiera; y

b) Los estados que muestran la situación financiera de la Sociedad a la fecha de cierre del ejercicio, los resultados de la Sociedad durante el ejercicio, así como los cambios en la situación financiera y los cambios en las partidas que integran el capital contable, acaecidos durante el propio ejercicio, y las notas necesarias para complementar y aclarar la información anterior.

Por su parte, el Comisario de la Sociedad, en cumplimiento del Artículo 166 de la Ley General de Sociedades Mercantiles, rindió su dictamen sobre los estados financieros mencionados, del que se concluye la veracidad, suficiencia y razonabilidad de la información presentada por el Presidente, manifestando que las políticas y criterios contables y de información seguidos por la Sociedad son adecuados y suficientes, por lo que dicha información refleja de manera veraz y suficiente la situación financiera y los resultados de la Sociedad.

Asimismo, conforme a la Cláusula Vigésima Octava de los Estatutos Sociales, el Presidente presentó los respectivos informes a que se refiere el Artículo 172 de la Ley General de Sociedades Mercantiles correspondientes a las empresas subsidiarias de Consorcio Ara, S.A. de C.V.

Se entregó a los accionistas presentes o representados, para su conocimiento e información, un ejemplar de los informes antes mencionados.

Después de haber discutido la información presentada en relación con este punto del Orden del Día, los accionistas presentes o representados decidieron adoptar las siguientes resoluciones mediante el voto de 317,869,396 (trescientos diecisiete millones ochocientos sesenta y nueve mil trescientos noventa y seis) acciones, representativas del 99.007% (noventa y nueve punto cero cero siete por ciento) del capital social suscrito y pagado de la Sociedad, absteniéndose de votar 3,186,574 (tres millones ciento ochenta y seis mil quinientas setenta y cuatro acciones de las presentes:

RESOLUCIONES

PRIMERA.- Se aprueba el informe rendido por el Presidente del Consejo de Administración en los términos del Artículo 172 de la Ley General de Sociedades Mercantiles y la Cláusula Trigésima Primera de los Estatutos Sociales, acerca de las operaciones realizadas por la Sociedad, durante el ejercicio social que concluyó el 31 de diciembre de 2003, para lo cual se tomó en cuenta el informe rendido por el Comisario de conformidad con el Artículo 166 de la Ley General de Sociedades Mercantiles.

SEGUNDA.- Se aprueban todas y cada una de las operaciones llevadas a cabo por la Sociedad durante el ejercicio social que concluyó el 31 de Diciembre de 2003, ratificándose todos y cada uno de los actos realizados por el Consejo de Administración de la Sociedad durante el ejercicio citado.

TERCERA.- Se toma nota de la presentación de los informes a que se refiere el Articulo 172 de la Ley General de Sociedades Mercantiles de las empresas subsidiarias de Consorcio Ara, S.A. de C.V.

CUARTA.- Se ordena agregar un ejemplar de los documentos mencionados al expediente de la presente acta.

II.- En desahogo del segundo punto del Orden del Día, el Presidente propuso que de las utilidades netas de la Sociedad obtenidas en el ejercicio social de 2003, mismas que ascendieron a la suma de $712,647,139.00 (setecientos doce millones seiscientos cuarenta y siete mil ciento treinta y nueve pesos 00/100 M.N) se separe el 5% (cinco por ciento), o sea la cantidad de $35,632,357.00 (treinta y cinco millones seiscientos treinta y dos mil trescientos cincuenta y siete pesos 00/100 M.N) para la constitución de la reserva legal, y el saldo de $677,014,782.00 (seiscientos setenta y siete millones catorce mil setecientos ochenta y dos pesos 00/100 M.N.) se lleve a la cuenta de utilidades retenidas pendientes de aplicar.

Después de una amplia deliberación, los accionistas presentes o representados adoptaron la siguiente resolución mediante el voto de 319,968,742 (trescientos diecinueve millones novecientos sesenta y ocho mil setecientos cuarenta y dos) acciones, representativas del 99.66% (noventa y nueve punto sesenta y seis por ciento) del capital social suscrito y pagado de la Sociedad, absteniéndose de votar 1,088,228 (un millón ochenta y ocho mil doscientos veintiocho) acciones de las presentes:

RESOLUCIÓN

ÚNICA.- Se resuelve que de las utilidades netas de la Sociedad obtenidas en el ejercicio social de 2003, mismas que ascendieron a la suma de $712,647,139.00 (setecientos doce millones seiscientos cuarenta y siete mil ciento treinta y nueve pesos 00/100 M.N), se separe el 5% (cinco por ciento), o sea la cantidad de $35,632,357.00 (treinta y cinco millones seiscientos treinta y dos mil trescientos cincuenta y siete pesos 00/100 M.N) para la constitución de la reserva legal, y el saldo de $677,014,782.00 (seiscientos setenta y siete millones catorce mil setecientos ochenta y dos pesos 00/100 M.N.) se lleve a la cuenta de utilidades retenidas pendientes de aplicar.

III.- En desahogo de este tercer punto del Orden del Día, el Comité de Auditoria, por conducto de su presidente, presentó a los accionistas presentes o representados, el reporte anual sobre sus actividades, a que se refiere el artículo 14 Bis 3, fracción V, inciso a), de la Ley del Mercado de Valores y la Cláusula Décima Novena Bis de los estatutos sociales.

Al efecto, los accionistas presentes o representados adoptaron las siguientes resoluciones, mediante el voto de 319,968,742 (trescientos diecinueve millones novecientos sesenta y ocho mil setecientos cuarenta y dos) acciones, representativas del 99.66% (noventa y nueve punto sesenta y seis por ciento) del capital social suscrito y pagado de la Sociedad, absteniéndose de votar 1,088,228 (un millón ochenta y ocho mil doscientos veintiocho) acciones de las presentes:

RESOLUCIÓN

ÚNICA.- Se resuelve aprobar el reporte anual del Comité de Auditoria sobre sus actividades, a que se refiere el artículo 14 Bis 3, fracción V, inciso a), de la Ley del Mercado de Valores y la Cláusula Décima Novena Bis de los estatutos sociales.

IV.- Continuando con el cuarto punto del Orden del Día, el Secretario informó a la Asamblea sobre: (i) la renuncia presentada por los señores Jorge López Rodrigo y Arturo Vargas Arellano a sus cargos de Comisario Propietario y Comisario Suplente de la Sociedad, respectivamente; (ii) la renuncia presentada por los señores Carlos Hernández Magallanes, Fausto Villanueva López y Patricio Gutiérrez Tomassi a sus cargos de consejeros suplentes del Consejo de Administración; (iii) la necesidad de ratificar a algunos de los consejeros propietarios y consejeros suplentes de la Sociedad, así como al Secretario y Secretario Suplente del Consejo de Administración de la Sociedad; (iv) la propuesta recibida de algunos de los accionistas de la Sociedad, en el sentido de designar como nuevos consejeros a los señores Antonio Franck Cabrera como suplente del Ing. Luis Felipe Ahumada Russek, Miguel Ángel Rojas Reyes como suplente del señor Godofredo Rojas Reyes y del señor Lorenzo Lucas Sánchez como suplente del señor Félix Gavito Marco; y (v) la propuesta recibida de algunos accionistas de la Sociedad en el sentido de designar a los señores Carlos Hernández Magallanes y al señor Guillermo Delgado Herroz como nuevo Comisario Propietario y Comisario Suplente de la Sociedad; respectivamente en virtud de las renuncias presentadas por los señores Jorge López Rodrigo y Arturo Vargas Arellano a sus cargos en el órgano de vigilancia.

Por su parte, el Presidente expuso a los accionistas presentes o representados, la necesidad de [nombrar / ratificar en su cargo] a los miembros que integrarán el Comité de Auditoria, de conformidad con el artículo 14 Bis 3, fracción V, de la Ley del Mercado de Valores, así como la Cláusula Décima Novena Bis de los estatutos sociales.

Al efecto, los accionistas presentes o representados adoptaron las siguientes resoluciones, mediante el voto de 314,619,861 (trescientos catorce millones seiscientos diecinueve mil ochocientos sesenta y un) acciones, representativas del 97.99% (noventa y siete punto noventa y nueve por ciento) del capital social suscrito y pagado de la Sociedad, votando en contra 1,149,200 (un millón ciento cuarenta y nueve mil doscientos) acciones, absteniéndose de votar 5,287,909 (cinco millones doscientos ochenta y siete mil novecientos nueve) de las presentes:

RESOLUCIONES

PRIMERA.- Se tienen por aceptadas las renuncias presentadas por los señores Carlos Hernández Magallanes, Fausto Villanueva López y Patricio Gutiérrez Tomassi a sus cargos de consejeros suplentes del Consejo de Administración, liberándolos de toda responsabilidad que pudiera surgir derivada del desempeño de los cargos que venían ocupando hasta la fecha de celebración de esta asamblea.

SEGUNDA.- Se hace constar que los señores Antonio Franck Cabrera, Miguel Ángel Rojas Reyes y Lorenzo Lucas Sánchez, han aceptado sus cargos como consejeros suplentes del Consejo de Administración de la Sociedad, por lo que comenzarán a desempeñarlo a partir de la fecha de celebración de esta asamblea.

TERCERA.- Se resuelve elegir o en su caso reelegir a los siguientes miembros del Consejo de Administración, en sus cargos, por lo que dicho Consejo queda integrado a partir de la fecha de celebración de la presente Asamblea, de la siguiente manera:

CONSEJO DE ADMINISTRACIÓN

GERMÁN AHUMADA RUSSEK Presidente	JOSÉ ANTONIO AGUILAR OBREGÓN Consejero Suplente
LUIS FELIPE AHUMADA RUSSEK Vicepresidente	ANTONIO FRANCK CABRERA Consejero Suplente
FELIX GAVITO MARCO Consejero Propietario	LORENZO LUCAS SÁNCHEZ Consejero Suplente
ANDRÉS MASSIEU BERLANGA Consejero Propietario	MANUEL CAMPOS SPOOR Consejero Suplente
MARCOS RAMÍREZ MIGUEL Consejero Propietario	IGNACIO FARIAS CAMPERO Consejero Suplente
EMILIO CAMOU LOERA Consejero Propietario	AGUSTÍN HERNÁNDEZ BAZALDÚA Consejero Suplente
GODOFREDO ROJAS REYES Consejero Propietario	MIGUEL ÁNGEL ROJAS REYES Consejero Suplente
PEDRO ALONSO ANGULO Consejero Propietario	MARÍA CRISTINA HERNÁNDEZ TREJO Consejero Suplente
ROBERTO DANEL DÍAZ Consejero Propietario	MANUEL GUTIÉRREZ GARCÍA Consejero Suplente
GERMÁN AHUMADA ALDUNCIN Consejero Propietario	J. SACRAMENTO SOTO SOLÍS Consejero Suplente
LUIS RAMON CARAZO PRECIADO Consejero Propietario	EUGENIO RIVEROLL PICAZO Consejero Suplente

CUARTA.- Se ratifica al LIC. JAIME CORTÉS ROCHA y a la LIC. LORENZA LANGARICA O'HEA en sus cargos de Secretario y Prosecretario del Consejo de Administración, ambos sin ser miembros del mismo.

QUINTA.- Se tienen por aceptadas las renuncias presentadas por los señores Jorge López Rodrigo y Arturo Vargas Arellano a sus cargos como Comisario Propietario y Comisario Suplente de la Sociedad; respectivamente, liberándolos en este acto de toda responsabilidad que pudiera surgir derivada de los cargos que venían ocupando hasta la fecha de celebración de la presente asamblea.

SEXTA.- Se resuelve nombrar a los señores Carlos Hernández Magallanes y Guillermo Delgado Herroz como nuevo Comisario Propietario y Comisario Suplente de la Sociedad; respectivamente.

SÉPTIMA.- Se resuelve ratificar a las siguientes personas como miembros del Comité de Auditoria:

COMITÉ DE AUDITORÍA

FELIX GAVITO MARCO	Presidente
GERMÁN AHUMADA RUSSEK	Vocal
LUIS FELIPE AHUMADA RUSSEK	Vocal
GERMÁN AHUMADA ALDUNCÍN	Vocal
ANDRÉS MASSIEU BERLANGA	Vocal
GODOFREDO ROJAS REYES	Vocal
ROBERTO DANEL DÍAZ	Vocal

OCTAVA.- Se resuelve pagar a los Consejeros, Secretario y Comisarios de la Sociedad, como remuneración neta del impuesto sobre la renta, una moneda denominada Centenario, o la cantidad equivalente al valor de adquisición de un Centenario por cada sesión del Consejo de Administración a la que asistan.

V.- En relación con el quinto punto del Orden del Día programado para esta Asamblea, el Presidente informó a los asistentes que era necesario determinar el monto que podrá destinarse a la compra de acciones propias en términos de lo previsto en el artículo 14 bis 3, fracción I, de la Ley del Mercado de Valores.

Previa deliberación al respecto, los accionistas presentes o representados decidieron adoptar las siguientes resoluciones mediante el voto de 319,968,742 (trescientos diecinueve millones novecientos sesenta y ocho mil setecientos cuarenta y dos) acciones, representativas del 99.66% (noventa y nueve punto sesenta y seis por ciento) del capital social suscrito y pagado de la Sociedad, absteniéndose de votar 1,088,228 (un millón ochenta y ocho mil doscientos veintiocho) acciones de las presentes:

RESOLUCIÓN

ÚNICA.- Se resuelve destinar el equivalente de hasta un 25% (veinticinco) del capital contable a la compra de acciones propias en términos de lo previsto en el artículo 14 bis 3, fracción I, de la Ley del Mercado de Valores, sin que exceda del saldo total de las utilidades netas de la Sociedad al cierre del último ejercicio social, incluyendo las retenidas.

VI.- En desahogo de este sexto punto del Orden del Día, los accionistas presentes o representados, a propuesta del Presidente y mediante el voto de 319,845,643 (trescientos diecinueve millones ochocientos cuarenta y cinco mil seiscientos cuarenta y tres) acciones, representativas del 99.62% (noventa y nueve punto sesenta y dos por ciento) del capital social suscrito y pagado de la Sociedad, absteniéndose de votar 1,211,327 (un millón doscientos once mil trescientos veintisiete) acciones de las presentes, aprobaron la designación del Secretario, Lic. Jaime Cortés Rocha y de los señores licenciados, Lorenza Langarica O'Hea y Vidal Villanueva López, así como los señores Elvira Gómez Ávila, María del Pilar Mata Fernández, Rodrigo Buj García e Ignacio Armida Beguerisse, como delegados especiales para que comparezcan indistintamente ante el Notario Público de su elección a protocolizar total o parcialmente la presente acta, expidan copias certificadas de la presente acta, presenten la información requerida por la Ley del Mercado de Valores y las disposiciones aplicables de la Comisión Nacional Bancaria y de Valores, y lleven a cabo los demás actos necesarios para dar cumplimiento a los acuerdos de la Asamblea.

No habiendo otro asunto que tratar, se suspendió la asamblea por el tiempo necesario para la redacción de la presente acta, la cual fue leída y aprobada por todos los accionistas presentes o representados, y firmada por el Presidente, el Secretario y el Comisario Suplente el día de su fecha.

ING. GERMÁN AHUMADA RUSSEK
PRESIDENTE

LIC. JAIME CORTÉS ROCHA
SECRETARIO

C.P. JORGE LÓPEZ RODRIGO
COMISARIO

MACF #117297 v13 22/04/2004

RECEIVED
2006 MAY 30 P 5:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CONSORCIO ARA, S.A. DE C.V.

ASAMBLEA GENERAL ORDINARIA ANUAL DE ACCIONISTAS

22 DE ABRIL DE 2004

LISTA DE ASISTENCIA

Depositante / Accionista	Número de Acciones
Ing. Germán Patricio Ahumada Russek	84,154,500
Ing. Luís Felipe Ahumada Russek	84,154,500
	168,309,000
BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, representada por Guadalupe Villar Espinosa.	3,766,600
BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, representada por Juan Carlos Mateo Durán y/o Gustavo Terán Durán y/o José Alberto Galván López y/o Rodrigo Jiménez Santos y/o Carlos Perezalonso Eguía y/o Héctor García Díaz y/o Federico Álvarez Morphy y/o Elba Padilla González y/o Josefina Godínez Razo y/o Roberto Contreras Morales y/o Manuel Lucero Hernández y/o Andrea Pliego Escoto y/o Luz María Suárez Maldonado y/o Ana María Rivera Arriola.	1,970,318
Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo	649,000
	174,694,918

Financiero BBVA Bancomer representada por Juan Carlos Mateo Durán y/o Gustavo Terán Durán y/o José Alberto Galván López y/o Rodrigo Jiménez Santos y/o Carlos Perezalonso Eguía y/o Héctor García Díaz y/o Federico Álvarez Morphy y/o Elba Padilla González y/o Josefina Godínez Razo y/o Roberto Contreras Morales y/o Manuel Lucero Hernández y/o Andrea Pliego Escoto y/o Luz María Suárez Maldonado y/o Ana María Rivera Arriola.

Acciones y Valores de México, S.A. de C.V., Casa de Bolsa, representada por Alan Thomas Macías Dowling y/o Humberto Real Vázquez y/o Ismael Gutiérrez Medina y/o Juan Merlos Estrada y/o Ricardo Velázquez López y/o Ana María Mireles Torres y/o Ana Paula Suárez Covián y/o Francisco Kenneth de Gortari Ochoa y/o Cecilia del Castillo Soltero y/o Claudia Medina Ortiz y/o Eduardo Estrada López y/o Ernesto Rosales Carvajal y/o Stephan Peeters Nollet y/o Lidia Padilla Sánchez y/o Manuel Zapata Ramírez y/o Omar Saavedra Sánchez y/o Omar Yadid Taboada y/o Rafael Pablo Urquía y/o Juan Manuel Márquez González y/o Esteban Polidura Frohmader y/o Ricardo López Sánchez y/o Ricardo Villanueva Bravo.	7,316,800
Acciones y Valores de México, S.A. de C.V., Casa de Bolsa, representada por Alberto Rubio Franco.	108
Banco Nacional de México, S.A., Institución de Banca Múltiple, representada por Alan Thomas Macias Dowling y/o Ana María Mireles Torres y/o Ana Paula Suárez Covián, y/o Esteban Polidura Forhmader y/o Francisco Kenneth de Gortari y/o Cecilia del Castillo Soltero y/o Claudia Medina Ruíz y/o Eduardo Estrada López y/o Ernesto Rosales Carvajal y/o Humberto Real Vázquez y/o Ismael Gutiérrez Medina y/o Juan Manuel Márquez González y/o Juan Merlos Estrada y/o Lidia Padilla	1,563,750

Sánchez y/o Manuel Zapata Ramírez y/o Omar Saavedra Sánchez y/o Omar Yadid Taboada y/o Rafael Pablo Urquía y/o Ricardo López Sánchez y/o Ricardo Velásquez López, Stephaan Peeters Nollet.	
Scotia Inverlat Casa de Bolsa, S.A. de C.V., Grupo Financiero Scotiabank Inverlat, representada por Ana Gabriela Ocejo y/o Jorge Gutiérrez y/o Marco Antonio Reyes.	1,191,384
Grupo Bursátil Mexicano, S.A. de C.V., Casa de Bolsa, Grupo Financiero GBM, representada por Everardo Camacho y/o Rodrigo Ortega Salazar y/o Santiago Ortiz Monasterio y/o Carlos Alberto Guizar y/o Rodrigo Smeke Vélez y/o Jaime Rionda Marín.	26,123
Banco Santander Mexicano, S.A., Institución de Banca Múltiple, Grupo Financiero Santander Serfin, representada por David Flores Vega y/o Juan Pablo Olaya Estrada y/o Gonzalo Adnier Fernández Castilla.	5,056,217
Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, representada por Mauricio Iracheta Cabal.	1,131,404
Banco Nacional de México, S.A., Institución de Banca Múltiple, *representada* por Alan Thomas Dowling y/o Ana María Mireles Torres y/o Ana Paula Suárez Covián, y/o Esteban Polidura Forhmader y/o Francisco Kenneth de Gortari y/o Humberto Real Vázquez y/o Ismael Gutiérrez Medina y/o Juan Manuel Márquez González y/o Juan Merlos Estrada y/o Lidia Padilla Sánchez y/o Manuel Zapata Ramírez y/o Omar Saavedra Sánchez y/o Omar Yadid Taboada y/o Rafael	~~129,957,266~~ 129,948,702 127 352 220

Pablo Urquía y/o Ricardo López Sánchez y/o Ricardo Velásquez López, Stephaan Peeters Nollet y/o Rodrigo Villanueva.

Banco Nacional de México, S.A., Institución de Banca Múltiple, representada por Everardo Camacho y/o Rodrigo Ortega Salazar y/o Santiago Ortiz Monasterio y/o Carlos Alberto Guizar y/o Rodrigo Smeke Vélez y/o Jaime Rionda Marín.	8,564
Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa, representada por Alfonso Salazar Herrera.	119,000
Multivalores Casa de Bolsa, S.A. de C.V., Multivalores Grupo Financiero, representada por Norma Cristina López del Moral.	87,840
TOTAL:	321'056,970 (97.8%)

215 404

México, Distrito Federal a 22 de abril de 2004

Lic. Jaime Cortés Rocha
Secretario del Consejo de Administración

Lic. Lorenza Langarica O'Hea
Escrutador

México, D.F., a 26 de marzo de 2004.

CONSEJO DE ADMINISTRACIÓN DE CONSORCIO ARA, S.A. DE C.V.

Estimados Señores Consejeros:

En cumplimiento a lo estipulado por la Fracción V del Artículo 14 Bis 3 de la Ley del Mercado de Valores; por la presente les informamos sobre las actividades que fueron llevadas a cabo por el Comité de Auditoría de la Sociedad, relativas al ejercicio social concluido el 31 de diciembre de 2003. El Comisario de la sociedad fué convocado en los términos de la ley mencionada y estuvo presente en la mayoría de las reuniones que se llevaron a cabo.

Este informe comprende los siguientes temas:

AUDITORES EXTERNOS

a) En sesión del Consejo de Administración celebrada el día 21 de julio de 2003 se presentó y fué aprobada por el Consejo la propuesta de contratación del despacho Galaz, Yamazaki, Ruiz Urquiza, S.C. / Deloitte & Touche para que llevara a cabo las siguientes funciones:
   - Emitir el Dictamen Financiero y Fiscal de la empresa así como de sus subsidiarias.
   - Elaborar la carta de observaciones detectadas en el transcurso de su revisión.
b) Se verificó que los auditores externos cumplieran con los requisitos de independencia y rotación que se recomiendan.
c) Analizamos conjuntamente con los auditores externos, entre otros temas, el relativo al mejoramiento de la información financiera que presenta la empresa.
d) Se dió seguimiento a la carta de observaciones de los auditores externos correspondiente al ejercicio anterior.

ÁREA DE AUDITORÍA INTERNA

En la sesión del Comité de Auditoría celebrada en el mes de agosto de 2003, el Subdirector de Auditoría Interna de las empresas realizó una amplia presentación sobre la estructura y funcionamiento de la subdirección a su cargo.

También efectuó una explicación detallada de la planeación de las actividades que por el ejercicio 2003 estarán a cargo del área de Auditoría Interna. El Comité aprobó la realización de dichas actividades.

INFORMACIÓN FINANCIERA

En la sesión del Consejo de Administración celebrada el día 15 de octubre de 2003, se presentaron y aprobaron las principales políticas contables que ha adoptado la empresa, las cuales están de acuerdo con los principios de contabilidad generalmente aceptados en México y que han sido aplicadas consistentemente.

Las políticas contables de mayor importancia adoptadas para la elaboración de los estados financieros, son las que se mencionan tanto en los informes trimestrales así como en el informe anual que Consorcio ARA, S.A. de C.V. presenta a la Bolsa Mexicana de Valores.

Apoyándonos en la comunicación emitida por la Dirección de Administración y Finanzas, nos cercioramos que las políticas contables son aplicadas tanto en la preparación de la información anual como en la correspondiente a fechas intermedias, sobre las mismas bases y de manera consistente, cabe mencionar que dicha comunicación fue firmada de conformidad por los auditores externos.

CONTROLES INTERNOS

Se sometieron a la aprobación del Consejo de Administración los lineamientos generales del Sistema de Control Interno, previamente aprobados por el Comité. El Consejo aprobó dichos lineamientos en la sesión celebrada el 19 de febrero de 2004.

Se contrató al despacho Deloitte para realizar un diagnóstico sobre el Sistema de Control Interno de la sociedad y sus subsidiarias.

Como resultado de dicho diagnóstico, se observaron algunas funciones en las que se considera conveniente reforzar el Sistema de Control Interno existente.

De acuerdo a lo anterior se hicieron las recomendaciones pertinentes a la administración para mejorar el Sistema de Control Interno de las empresas, asimismo se solicitó al área de Auditoría Interna su colaboración para la implementación de las medidas que sean necesarias para el mejoramiento de los procedimientos de control interno relativos, dando seguimiento conjuntamente con los Auditores Externos a las correcciones que se efectúen.

REVISIÓN DEL CUMPLIMIENTO DE DISPOSICIONES LEGALES

Se analizó la estructura de la Dirección Jurídica de Consorcio ARA, S.A. de C.V. y del importante equipo de abogados externos que la asesoran.

Se recibió confirmación de la Dirección Jurídica en el sentido de que Consorcio ARA, S.A. de C.V. cumple con todas las obligaciones que le impone la Ley del Mercado de Valores, las disposiciones de carácter general aplicables a las emisoras de valores y otros participantes del mercado de valores y el Reglamento Interior de la Bolsa Mexicana de Valores, contando para ello con la labor conjunta de la Dirección de Administración y Finanzas, la Dirección Jurídica de la empresa y con la colaboración del despacho Mijares, Angoitia, Cortes y Fuentes, S.C.

Asimismo se nos informó que no existe conflicto jurídico relevante que se deba informar al Consejo de Administración.

El Comité revisó selectivamente diversa documentación jurídica que es manejada por la coordinación de legalización de proyectos, encontrándola de conformidad con los diversos ordenamientos legales aplicables.

OPERACIONES CELEBRADAS CON PARTES RELACIONADAS

La Administración puso a consideración del Comité las operaciones efectuadas con partes relacionadas, mismas que fueron concertadas en ejercicios anteriores y que se encontraron debidamente documentadas y justificadas.

No se reportaron nuevas operaciones con partes relacionadas durante el ejercicio 2003.

DICTAMEN DE LOS AUDITORES EXTERNOS

Revisamos los Estados Financieros dictaminados por el ejercicio del 1°. de enero al 31 de diciembre de 2003, los cuales no contienen salvedad alguna.

ATENTAMENTE

C.P. FELIX GAVITO MARCO
PRESIDENTE DEL COMITÉ DE AUDITORÍA

JAIME CORTES ROCHA, en mi carácter de Secretario del Consejo de Administración de CONSORCIO ARA, S.A. DE C.V. ("ARA"), de conformidad con lo establecido en el numeral 1., inciso a), fracción I., de Artículo 33 de las "Disposiciones de Carácter General aplicables a las Emisoras de Valores y a otros Participantes del Mercado de Valores" emitidas por la Comisión Nacional Bancaria y de Valores, *CERTIFICO Y HAGO CONSTAR* que la presente es copia fiel y exacta del Informe Anual del Comité de Auditoría de ARA, de fecha 26 de marzo de 2004 presentado a la Asamblea General Ordinaria Anual y Extraordinaria de Accionistas de dicha Sociedad, celebrada en esta fecha.

México, D.F., a 22 de abril de 2004

Jaime Cortés Rocha
Secretario del Consejo de Administración
Consorcio ARA, S.A. de C.V.

Jorge López Rodrigo
Contador Público Certificado

DICTAMEN DEL COMISARIO

México, D. F. 10 de marzo de 2004

A la Asamblea General de Accionistas de
Consorcio ARA, S. A. de C. V.:

En mi carácter de comisario y en cumplimiento de lo dispuesto en el Artículo 166 de la Ley General de Sociedades Mercantiles y en los Estatutos Sociales de Consorcio ARA, S. A. de C. V., rindo a ustedes mi dictamen sobre la veracidad, suficiencia y razonabilidad de la información financiera individual y consolidada que ha presentado a ustedes el H. Consejo de Administración, en relación con la marcha de la Sociedad por el año que terminó el 31 de diciembre de 2003.

He asistido a las asambleas de accionistas y juntas de consejo de administración a las que he sido convocado, y he obtenido de los directores y administradores, toda la información sobre las operaciones, documentos y registros que juzgué necesario investigar. Mi revisión ha sido efectuada de acuerdo con normas de auditoría generalmente aceptadas.

En mi opinión, los criterios y políticas contables y de información seguidos por la Sociedad y considerados por los administradores para preparar la información financiera individual y consolidada presentada por los mismos a esta asamblea, son adecuados y suficientes y se aplicaron en forma consistente con el ejercicio anterior; por lo tanto, la información financiera individual y consolidada presentada por los administradores refleja en forma veraz, suficiente y razonable la situación financiera de Consorcio ARA, S. A. de C. V. al 31 de diciembre de 2003, y los resultados de sus operaciones, las variaciones en su capital contable y los cambios en su situación financiera, por el año que terminó en esa fecha, de conformidad con los principios de contabilidad generalmente aceptados en México.

C. P. C. Jorge López Rodrigo
Comisario

El suscrito, en mi carácter de Secretario del Consejo de Administración de Consorcio Ara, S.A. de C.V. (la "Sociedad), certifico que a esta fecha los libros de sesiones del Consejo de Administración y de asambleas de accionistas de la Sociedad se encuentran debidamente firmados y actualizados, y reflejan fielmente los acuerdos adoptados por dichos órganos, con excepción de las actas de Sesión del Consejo de Administración y de la Asamblea Ordinaria Anual celebradas en esta fecha, que se encuentran pendientes de transcripción y firma por lo reciente de su celebración.

Se extiende la presente certificación para todos los efectos que haya lugar.

México, D.F., a 22 de abril de 2004.

Jaime Cortés Rocha
Secretario del Consejo de Administración.

CUESTIONARIO SOBRE GOBIERNO CORPORATIVO DEL EMISOR

24/06/05

ARA

1. Consejo de Administración

Las Facultades del Consejo de Administración se encuentran reflejadas en los estatutos sociales de la sociedad.
Estructura del Consejo de Administración:
El Consejo de Administración de Consorcio Ara está conformado por 11 consejeros propietarios, incluyendo su presidente y vicepresidente y 11 consejeros suplentes de los cuales 8 son consejeros propietarios independientes y 9 son consejeros suplentes independientes; además cuenta con un comisario propietario , un suplente y un secretario y estos son elegidos anualmente en las Asambleas Generales Ordinarias , durarán en su cargo un año y podrán ser relectos.
El 77% del Consejo de Administración esta conformado por consejeros independientes .
El Consejo de Administración cuenta con tres órganos intermedios principales que auxilian al mismo a cumplir sus funciones:
De conformidad con lo establecido en el CMPC, se han establecido los siguientes Comites : (1) Comité de Auditoria integrado por un número de miembros del consejo de administración, de los cuales el presidente y la mayoría de ellos seran consejeros independientes, integrado por el C. P. Felix Gavito Marco como presidente y el Ing. Germán Ahumada Russek , Ing. Luis Felipe Ahumada Russek, Sr.German Ahumada Alduncin, Ing. Andrés Massieu Berlanga,C.P. Godofredo Rojas Reyes, C:P.Roberto Danel Díaz como vocales. (2) Comité de Finanzas y Planeación integrado por el Act. Marcos Ramírez Miguel como presidente y el Ing. Germán Ahumada Russek , Ing. Luis Felipe Ahumada Russek, Sr.German Ahumada Alduncin, C.P. Godofredo Rojas Reyes, Lic. Pedro Alonso Angulo, Lic. Luis Ramón Carazo Preciado como vocales. (3) Comité de Evaluación y Compensación integrado por el Lic. Luis Ramón Carazo Preciado como presidente, el Ing. Germán Ahumada Russek, Ing. Luis Felipe Ahumada Russek, Sr. Germán Ahumada Alduncin, C.P. Godofredo Rojas Reyes, C.P. Roberto Danel Díaz como vocales.
La finalidad de estos comités es revisar y evaluar las funciones de auditoría, las políticas de inversión, financiamiento, así como los criterios de

contratación, evaluación y compensación de los funcionarios de alto nivel de la sociedad y factores de riesgo.

Sobre la integración del Consejo de Administración	Si	No
1 ¿El Consejo de Administración está integrado por un número no menor a cinco y no mayor a quince consejeros propietarios? (principio 2)	X	
2*¿Existen únicamente Consejeros Propietarios? (principio 3)		X
3 ¿Los consejeros suplentes únicamente pueden suplir a un consejero propietario previamente establecido? (principio 3)	X	
4 ¿En su caso el consejero propietario sugiere al Consejo la designación de la persona que será su respectivo suplente? (principio 3)	X	
5 ¿Los consejeros independientes y patrimoniales, en conjunto, constituyen al menos el 40% del Consejo de Administración? (principio 7)	X	
6 ¿Los consejeros independientes representan cuando menos el 20% del total de consejeros? (principio 7)	X	
7 ¿En el informe anual presentado por el consejo de Administración se mencionan cuáles consejeros tienen la calidad de independientes y cuáles de patrimoniales? (principio 8)	X	
8 ¿Se indica en el informe anual la categoría a la que pertenecen los consejeros patrimoniales? (principio 8)	X	
9 ¿En el informe anual del Consejo de Administración se indican los principales cargos de cada consejero a la fecha del informe? (principio 9)		X

* En caso de responder afirmativamente a esta pregunta, se deberá responder 'NO APLICA' para las preguntas 3) y 4) siguientes en la columna de comentarios.

Sobre la estructura del Consejo de Administración	Si	No
10 ¿El Consejo de Administración realiza las funciones de Compensación y Evaluación, Auditoría y Planeación y Finanzas? (principio 10)	X	
Comentarios: ESTAS FUNCIONES SON REALIZADAS A TRAVÉS DE LOS COMITES DEL CONSEJO DE ADMINISTRACIÓN		
11 ¿Los órganos intermedios únicamente están conformados por consejeros propietarios? (principio 12)	X	
12 ¿Cada órgano intermedio se compone de 3 miembros como mínimo y 7 como máximo? (principio 13)	X	
13 ¿Cada consejero independiente, además de cumplir con sus funciones en el Consejo, participa en al menos uno de los órganos intermedios? (principio 16)	X	
Comentarios: SOLO UN CONSEJERO INDEPENDIENTE NO PARTICIPA		
14 ¿El órgano intermedio que se encarga de la función de Auditoría es presidido por un consejero independiente? (principio 17)	X	
Sobre la operación del Consejo de Administración	**Si**	**No**
15 ¿El consejo de Administración se reúne al menos 4 veces al año? (principio 18)	X	
16 ¿Cuando menos una de la reuniones del Consejo de Administración está dedicada a la definición de la estrategia de mediano y largo plazos de la sociedad? (principio 18)		X
Comentarios: ESTOS TEMAS SE HAN TRATADO EN EL COMITÉ DE FINANZAS Y PLANEACIÓN		
17 ¿Con acuerdo de al menos el 25% de consejeros, se puede convocar a una sesión de Consejo? (principio 19)	X	
18 ¿Los consejeros tienen acceso a toda la información relevante con cuando menos 5 días hábiles a la sesión? (principio 20)		X

Sobre la Operación del Consejo de Administración	SI	NO
19*¿Existe algún mecanismo que asegure que los consejeros puedan evaluar cuestiones sobre asuntos estratégicos, aún cuando no reciban la información necesaria con cuando menos 5 días hábiles de anticipación? (principio 20)	X	
20*¿Se induce al consejero nombrado por primera vez, explicándole sus responsabilidades y la situación de la sociedad? (principio 21)		X

Sobre Los Deberes de los Consejeros	SI	NO
21 ¿Los consejeros comunican al Presidente y al Secretario del Consejo cualquier conflicto de interés que implique se deban de abstener de votar y en efecto se abstienen de participar en la deliberación correspondiente? (principio 22)	X	
22 ¿Los consejeros únicamente utilizan los activos o servicios de la sociedad sólo para el cumplimiento de su objeto social? (principio 23)	X	
23 ¿En su caso, se definen políticas claras para cuando los consejeros utilicen excepcionalmente los activos de la sociedad para cuestiones personales? (principio 23)		X
Comentarios: NO SE DA EL CASO DE UTILIZACIÓN DE ACTIVOS PARA CUESTIONES PERSONALES		
24*¿Los consejeros dedican tiempo a sus funciones asistiendo cuando menos al 70% de las sesiones a las que es convocado? (principio 24)	X	
25*¿Los consejeros mantienen absoluta confidencialidad acerca de los asuntos sociales de los que tienen conocimiento a través de las sesiones a las que asisten? (principio 25)	X	
Comentarios: EN CADA CASO CONCRETO SE PREVIENE SOBRE LA CONFIDENCIALIDAD DE LA INFORMACIÓN		
26 ¿Los consejeros propietarios y los consejeros suplentes se mantienen mutuamente informados acerca de los asuntos tratados en las sesiones del consejo? (principio 26)	X	
Comentarios: EN LA MAYORIA DE LOS CASOS		
27 ¿Se apoya al Consejo de Administración a través de opiniones, recomendaciones y orientaciones que se deriven del análisis del desempeño de la empresa? (principio 27)	X	

2. Función de Compensación y Evaluación

EL CONSEJO DE ADMINISTRACIÓN A TRAVÉS DEL COMITÉ DE EVALUACION Y COMPENSACION Y DE UN COMITE EJECUTIVO FIJA CRITERIOS DE CONTRATACIÓN Y LAS COMPENSACIONES QUE SE LES OTORGAN A LOS FUNCIONARIOS DE ALTO NIVEL, LAS CUALES DEPENDEN DIRECTAMENTE DE SUS RESULTADOS OBTENIDOS EN FORMA MENSUAL, TRIMESTRAL Y CUATRIMESTRAL, ACORDE A LAS METAS Y OBJETIVOS ESTRATÉGICOS DE LA EMPRESA.

Sobre la Operación del órgano que cumple con la función de Evaluación y Compensación	SI	NO
28 ¿El órgano intermedio que realiza las funciones de Evaluación y Compensación revisa que las condiciones de contratación de ejecutivos de alto nivel y que los pagos probables por separación de la sociedad, se apeguen a lineamientos aprobados por el Consejo? (principio 29)		X

Sobre la Operación del órgano que cumple con la función de evaluación y compensación		
29 ¿La estructura y las políticas utilizadas para la determinación de los paquetes de consejeros y funcionarios son reveladas? (principio 30)	X	

3. Función de Auditoría

EN RELACIÓN AL CUESTIONAMIENTO GENERAL RELATIVO A COMENTAR LOS PROCESOS QUE SE UTILIZAN PARA DESEMPEÑAR LA FUNCIÓN DE AUDITORÍA, DESCRIBIENDO ESPECÍFICAMENTE COMO ES QUE EL ÓRGANO INTERMEDIO INTERACTÚA CON EL CONSEJO EN RELACIÓN A LAS PRÁCTICAS CONTABLES DE LA SOCIEDAD, Y A LOS MECANISMOS QUE TIENE PARA EVALUAR Y VALIDAR EL SISTEMA DE CONTROL INTERNO, ASÍ COMO PARA ASEGURAR UNA BUENA CALIDAD EN INFORMACIÓN FINANCIERA.

Sobre la Selección de Auditores		
30 ¿Los ingresos del auditor externo así como de cualquier otra revisión externa, provenientes de llevar a cabo la auditoría de la sociedad, representan un porcentaje igual o menor al 20% de los ingresos totales de los despachos encargados? (principio 32)	X	
31 ¿La rotación del socio que dictamina a la sociedad es de al menos cada 6 años? (principio 33)	X	
32 ¿La persona que firma el dictamen de la auditoría a los estados financieros anuales de la sociedad es distinta de aquella que actúa como Comisario? (principio 34)	X	
33 ¿Se revela información en el Informe Anual acerca del perfil profesional del Comisario de la sociedad? (principio 35)	X	
Sobre la información financiera		
34 ¿La sociedad cuenta con un área de auditoría interna? (principio 36)	X	
35 ¿El órgano intermedio que se encarga de realizar la función de Auditoría somete las políticas contables a la aprobación del Consejo? (principio 37)	X	
36 ¿El órgano intermedio que se encarga de la función de Auditoría se cerciora si la información financiera pública intermedia se elabora de acuerdo con los mismos principios, criterios y prácticas con los que se elaborarán los informes anuales? (principio 39)	X	
Sobre los controles internos		
37 ¿Existe un sistema de control interno? (principio 41)	X	
38 ¿Se someten a la aprobación del Consejo los lineamientos generales del sistema de control interno? (principio 41)	X	
39 ¿El órgano intermedio que se encarga de la función de Auditoría evalúa y emite una opinión acerca de la efectividad del sistema de control interno? (principio 42)	X	
Comentarios: SELECTIVAMENTE SOBRE DETERMINADOS CICLOS DEL NEGOCIO		
40 ¿Los auditores externos validan la efectividad del sistema de control interno y emiten un reporte respecto a dichos controles? (principio 43)	X	

Sobre los Controles Internos	[illegible]	[illegible]
Comentarios: SE REALIZO UN DIAGNOSTICO SOBRE EL FUNCIONAMIENTO DEL SISTEMA DE CONTROL INTERNO 2003 Y 2004. DICHO DIAGNÓSTICO FUE ELABORADO CONJUNTAMENTE CON LA SUBDIRECCIÓN DE AUDITORIA INTERNA Y EL DESPACHO DE AUDITORES EXTERNOS Y SE EMITIERON LAS RECOMENDACIONES NECESARIAS .		
Revisión del Cumplimiento con Disposiciones [illegible]	[illegible]	[illegible]
41 ¿El órgano intermedio que se encarga de la función de Auditoría verifica que existan controles que permitan determinar si la sociedad cumple con las disposiciones que le son aplicables y lo reporta periódicamente al Consejo? (principio 44)	X	
42 ¿La revisión del cumplimiento de todas las disposiciones aplicables se lleva a cabo cuando menos una vez al año? (principio 44)	X	
43 ¿Se informa periódicamente al Consejo de Administración acerca de la situación legal de la misma? (principio 45)	X	

4. Función de Finanzas y Planeación

ACTUALMENTE EL ÓRGANO INTERMEDIO ESPECÍFICO PARA TRATAR LA FUNCIÓN DE FINANZAS Y PLANEACIÓN ES EL PROPIO COMITÉ DE FINANZAS Y PLANEACIÓN. PERIODICAMENTE EL COMITÉ REVISA LOS PRESUPUESTOS Y PLANES DE EXPANSIÓN CERCIORÁNDOSE DE SU CONSISTENCIA CON LAS ESTRATEGIAS GENERALES DE LA EMPRESA, TRÁMITES TENDIENTES A LOGRAR LAS METAS DE RENTABILIDAD, SALUD FINANCIERA Y CRECIMIENTO.

Sobre las Operaciones del órgano intermedio que se encarga de la función de Finanzas y Planeación [illegible]	[illegible]	[illegible]
44 ¿El órgano intermedio que se encarga de la función de Finanzas y Planeación emite una evaluación acerca de la viabilidad de las principales inversiones y transacciones de financiamiento de la sociedad? (principio 47)	X	
45 ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación evalúa periódicamente la posición estratégica de la sociedad de acuerdo a lo estipulado en el plan estratégico? (principio 48)	X	
46 ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo vigilando la congruencia de las políticas de inversión y de financiamiento con la visión estratégica de la sociedad? (principio 49)	X	
47 ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo revisando las proyecciones financieras de la sociedad asegurando su congruencia con el plan estratégico de la sociedad? (principio 50)	X	

Pregunta Opcional

NO APLICA

1. DERECHOS DE ACCIONISTAS

	Sí	No
Sobre la información [illegible]		
1 ¿Se omitió del Orden del Día de las Asambleas el punto referente a 'Asuntos Varios'?(principio 51)	X	
2 ¿Se evitó la agrupación de asuntos relacionados con diferentes temas en un solo punto del Órden del Día?(principio 51)	X	
3 ¿Toda la información sobre cada punto del Órden del Día de la Asamblea de Accionistas está disponible con 15 días de anticipación?(principio 52)	X	
4 ¿Se facilita a los accionistas con algún formulario que contenga en detalle la información y posibles alternativas de voto sobre los asuntos del Órden del Día, para que puedan girar instrucciones a sus mandatarios?(principio 53)	X	
5 ¿Dentro de la información que se entrega a los accionistas, se incluye la propuesta de integración del Consejo de Administración, acompañado de información referida al perfil profesional de los candidatos?(principio 54)	X	
Comentarios: NINGUN ACCIONISTA SOLICITO INFORMACION PREVIA A LA ASAMBLEA		
Sobre la Información y Comunicación entre el Consejo de Administración y los Accionistas		
6 ¿El Consejo de Administración incluye en su informe anual a la Asamblea aspectos relevantes de los trabajos de cada órgano intermedio y los nombres de sus integrantes?(principio 55)		X
7 ¿Los informes de cada órgano intermedio presentados al Consejo están a disposición de los accionistas junto con el material para la Asamblea?(principio 55)	X	
Comentarios: EXCEPTO EL COMITE DE FINANZAS Y PLANEACION Y EL DE EVALUACION Y COMPENSACION		
8 ¿La sociedad cuenta con políticas, mecanismos y personas responsables para informar a los inversionistas y mantener cauces de comunicación con los accionistas e inversionistas potenciales?(principio 56)	X	

CARTA SUSCRITA POR EL PRESIDENTE Y SECRETARIO DEL CONSEJO DE ADMINISTRACIÓN

MEXICO, D.F A 24 DE JUNIO DE 2005

Comisión Nacional Bancaria y de Valores
Vicepresidencia de Supervisión Bursátil
Insurgentes Sur 1971, Torre Sur Piso 10
Col. Guadalupe Inn
01020 México D.F.

Los que suscribimos la presente hacemos constar que hemos revisado el reporte sobre el grado de adhesión al Código de Mejores Prácticas Corporativas de CONSORCIO ARA, S. A. DE C.V. de fecha 24/06/2005 el cual fue elaborado con base en la información proporcionada por consejeros y funcionarios de esta sociedad, estando de acuerdo con su contenido.

Atentamente,

ING. GERMAN AHUMADA RUSSEK	LIC. JAIME CORTÉS ROCHA
Nombre del Presidente del Consejo	**Nombre del Secretario del Consejo**

RECEIVED
2006 MAY 30 P 5:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2004 - 2005

3

4

6

7

8

wilsonjones.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2005

ESTADO DE SITUACION FINANCIERA
AL 31 DE MARZO DE 2005 Y 2004
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	ACTIVO TOTAL	8,634,115	100	7,737,323	100
2	ACTIVO CIRCULANTE	7,918,379	92	7,130,817	92
3	EFECTIVO E INVERSIONES TEMPORALES	1,076,544	12	837,902	11
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	1,712,798	20	1,570,525	20
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	23,662	0	25,308	0
6	INVENTARIOS	4,992,572	58	4,592,018	59
7	OTROS ACTIVOS CIRCULANTES	112,803	1	105,064	1
8	LARGO PLAZO	218,225	3	79,650	1
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	167,518	2	72,812	1
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	50,707	1	6,838	0
11	OTRAS INVERSIONES	0	0	0	0
12	INMUEBLES, PLANTA Y EQUIPO (NETO)	497,511	6	526,856	7
13	INMUEBLES	128,369	1	111,832	1
14	MAQUINARIA Y EQUIPO INDUSTRIAL	604,467	7	606,796	8
15	OTROS EQUIPOS	163,386	2	153,638	2
16	DEPRECIACION ACUMULADA	398,711	5	362,645	5
17	CONSTRUCCIONES EN PROCESO	0	0	17,235	0
18	ACTIVO DIFERIDO (NETO)	0	0	0	0
19	OTROS ACTIVOS	0	0	0	0
20	PASIVO TOTAL	2,677,549	100	2,741,783	100
21	PASIVO CIRCULANTE	870,494	33	935,903	34
22	PROVEEDORES	240,234	9	149,920	5
23	CREDITOS BANCARIOS	0	0	208,780	8
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	28,203	1	30,138	1
26	OTROS PASIVOS CIRCULANTES	602,057	22	547,065	20
27	PASIVO A LARGO PLAZO	130,312	5	94,123	3
28	CREDITOS BANCARIOS	0	0	0	0
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	130,312	5	94,123	3
31	CREDITOS DIFERIDOS	1,676,743	63	1,711,757	62
32	OTROS PASIVOS	0	0	0	0
33	CAPITAL CONTABLE	5,956,566	100	4,995,540	100
34	PARTICIPACION MINORITARIA	22,833		18,790	
35	CAPITAL CONTABLE MAYORITARIO	5,933,733	100	4,976,750	100
36	CAPITAL CONTRIBUIDO	1,496,228	25	1,496,870	30
37	CAPITAL SOCIAL PAGADO (NOMINAL)	436,933	7	437,543	9
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	524,775	9	524,855	11
39	PRIMA EN VENTA DE ACCIONES	534,520	9	534,472	11
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	CAPITAL GANADO (PERDIDO)	4,437,505	74	3,479,880	70
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	5,256,296	88	4,239,346	85
43	RESERVA PARA RECOMPRA DE ACCIONES	72,941	1	89,607	2
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(1,107,652)	(19)	(1,022,690)	(20)
45	RESULTADO NETO DEL EJERCICIO	215,920	4	173,617	3

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2005

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	1,076,544	100	837,902	100
46	EFECTIVO	102,945	10	135,512	16
47	INVERSIONES TEMPORALES	973,599	90	702,390	84
18	**CARGOS DIFERIDOS**	0	100	0	100
48	GASTOS AMORTIZABLES (NETO)	0	0	0	0
49	CREDITO MERCANTIL	0	0	0	0
50	IMPUESTOS DIFERIDOS	0	0	0	0
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	870,494	100	935,903	100
52	PASIVOS EN MONEDA EXTRANJERA	68,502	8	7,874	1
53	PASIVOS EN MONEDA NACIONAL	801,992	92	928,029	99
24	**CREDITOS BURSATILES CORTO PLAZO**	0	100	0	100
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	602,057	100	547,065	100
57	OTROS PASIVOS CIRCULANTES CON COSTO	39,318	7	33,603	6
58	OTROS PASIVOS CIRCULANTES SIN COSTO	562,739	93	513,462	94
27	**PASIVO A LARGO PLAZO**	130,312	100	94,123	100
59	PASIVO EN MONEDA EXTRANJERA	58,827	45	9,263	10
60	PASIVO EN MONEDA NACIONAL	71,485	55	84,860	90
29	**CREDITOS BURSATILES LARGO PLAZO**	0	100	0	100
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	0	0	0	0
30	**OTROS CREDITOS**	130,312	100	94,123	100
63	OTROS CREDITOS CON COSTO	80,446	62	79,883	85
64	OTROS CREDITOS SIN COSTO	49,866	38	14,240	15
31	**CREDITOS DIFERIDOS**	1,676,743	100	1,711,757	100
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	1,676,743	100	1,711,757	100
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	0	100	0	100
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	(1,107,652)	100	(1,022,690)	100
70	RESULTADO ACUMULADO POR POSICION MONETARIA	(717,935)	(65)	(632,945)	(62)
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(389,717)	(35)	(389,745)	(38)

CLAVE DE COTIZACION: **ARA**
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2005**

ESTADO DE SITUACION FINANCIERA

CONSOLIDADO

OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	7,047,885	6,194,914
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
74	NUMERO DE FUNCIONARIOS (*)	51	38
75	NUMERO DE EMPLEADOS (*)	648	587
76	NUMERO DE OBREROS (*)	8,714	8,854
77	NUMERO DE ACCIONES EN CIRCULACION (*)	327,698,074	328,155,874
78	NUMERO DE ACCIONES RECOMPRADAS (*)	513,800	56,000

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2005

ESTADO DE RESULTADOS
DEL 1 DE ENERO AL 31 DE MARZO DE 2005 Y 2004
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	1,359,023	100	1,217,797	100
2	COSTO DE VENTAS	967,140	71	865,841	71
3	**RESULTADO BRUTO**	391,883	29	351,956	29
4	GASTOS DE OPERACION	103,427	8	95,974	8
5	**RESULTADO DE OPERACION**	288,456	21	255,982	21
6	COSTO INTEGRAL DE FINANCIAMIENTO	(12,252)	(1)	1,607	0
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	300,708	22	254,375	21
8	OTRAS OPERACIONES FINANCIERAS	(2,415)	0	(9,561)	(1)
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	303,123	22	263,936	22
10	PROVISION PARA IMPUESTOS Y P.T.U.	80,855	6	87,496	7
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	222,268	16	176,440	14
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	(5,389)	0	(2,143)	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	216,879	16	174,297	14
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	216,879	16	174,297	14
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	216,879	16	174,297	14
19	*PARTICIPACION MINORITARIA*	959		680	0
20	**RESULTADO NETO MAYORITARIO**	215,920	16	173,617	14

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2005

ESTADO DE RESULTADOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	VENTAS NETAS	1,359,023	100	1,217,797	100
21	NACIONALES	1,359,023	100	1,217,797	100
22	EXTRANJERAS	0	0	0	0
23	CONVERSION EN DOLARES (***)	0	0	0	0
6	COSTO INTEGRAL DE FINANCIAMIENTO	(12,252)	100	1,607	100
24	INTERESES PAGADOS	9,856	80	14,373	894
25	PERDIDA EN CAMBIOS	0	0	1,529	95
26	INTERESES GANADOS	21,625	177	12,394	771
27	GANANCIA EN CAMBIOS	3,034	25	1,156	72
28	RESULTADO POR POSICION MONETARIA	2,551	21	(745)	(46)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	OTRAS OPERACIONES FINANCIERAS	(2,415)	100	(9,561)	100
29	OTROS GASTOS Y (PRODUCTOS) NETO	(2,415)	(100)	(9,561)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	PROVISION PARA IMPUESTOS Y P.T.U.	80,855	100	87,496	100
32	I.S.R.	41,039	51	28,692	33
33	I.S.R. DIFERIDO	39,484	49	58,521	67
34	P.T.U.	332	0	283	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2005

ESTADO DE RESULTADOS
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	1,359,024	1,217,798
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	5,964,664	5,254,902
39	RESULTADO DE OPERACION (**)	1,276,819	1,113,043
40	RESULTADO NETO MAYORITARIO (**)	1,059,569	778,818
41	RESULTADO NETO (**)	1,063,942	782,036

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2005

ESTADO DE RESULTADOS TRIMESTRAL
DEL 1 DE ENERO AL 31 DE MARZO DE 2005 Y 2004
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	1,359,023	100	1,217,797	100
2	COSTO DE VENTAS	967,140	71	865,841	71
3	**RESULTADO BRUTO**	391,883	29	351,956	29
4	GASTOS DE OPERACION	103,427	8	95,974	8
5	***RESULTADO DE OPERACION***	288,456	21	255,982	21
6	COSTO INTEGRAL DE FINANCIAMIENTO	(12,252)	(1)	1,607	0
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	300,708	22	254,375	21
8	OTRAS OPERACIONES FINANCIERAS	(2,415)	0	(9,561)	(1)
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	303,123	22	263,936	22
10	PROVISION PARA IMPUESTOS Y P.T.U.	80,855	6	87,496	7
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	222,268	16	176,440	14
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	(5,389)	0	(2,143)	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	216,879	16	174,297	14
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	216,879	16	174,297	14
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	216,879	16	174,297	14
19	PARTICIPACION MINORITARIA	959		680	0
20	**RESULTADO NETO MAYORITARIO**	215,920	16	173,617	14

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2005

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	1,359,023	100	1,217,797	100
21	NACIONALES	1,359,023	100	1,217,797	100
22	EXTRANJERAS	0	0	0	0
23	CONVERSION EN DOLARES (***)	0	0	0	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	(12,252)	100	1,607	100
.4	INTERESES PAGADOS	9,856	80	14,373	894
25	PERDIDA EN CAMBIOS	0	0	1,529	95
26	INTERESES GANADOS	21,625	177	12,394	771
27	GANANCIA EN CAMBIOS	3,034	25	1,156	72
28	RESULTADO POR POSICION MONETARIA	2,551	21	(745)	(46)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	(2,415)	100	(9,561)	100
29	OTROS GASTOS Y (PRODUCTOS) NETO	(2,415)	(100)	(9,561)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	80,855	100	87,496	100
32	I.S.R.	41,039	51	28,692	33
33	I.S.R. DIFERIDO	39,484	49	58,521	67
34	P.T.U.	332	0	283	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2005

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA
DEL 1 DE ENERO AL 31 DE MARZO DE 2005 Y 2004
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	RESULTADO NETO	216,879	174,297
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	47,977	73,110
3	FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO	264,856	247,407
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(321,038)	(546,320)
5	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION	(56,182)	(298,913)
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(7,332)	215,020
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(16,800)	12,376
8	RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO	(24,132)	227,396
9	RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION	(79,856)	(44,085)
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(160,170)	(115,602)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	1,236,714	953,504
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	1,076,544	837,902

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA** TRIMESTRE: AÑO: **2005**

CONSORCIO ARA, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**47,977**	**73,110**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	16,330	17,104
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	(3,034)	373
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	2,551	(745)
17	+ (-) OTRAS PARTIDAS	32,130	56,378
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(321,038)**	**(546,320)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(329,101)	(223,379)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	70,215	(306,839)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(16,266)	(14,368)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(29,042)	(40,909)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(16,844)	39,175
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(7,332)**	**215,020**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	125,000	313,170
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	0	0
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	3,056	19,090
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(125,000)	(104,390)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(10,388)	(12,850)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(16,800)**	**12,376**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	(594)	564
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	(16,206)	11,812
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(79,856)**	**(44,085)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	(20,058)	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	861	(44,085)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(60,659)	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2005

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	15.96	%	14.31	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	17.86	%	15.65	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	12.32	%	10.11	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(1.18)	%	0.43	%
	ACTIVIDAD				
:	VENTAS NETAS A ACTIVO TOTAL (**)	0.69	veces	0.68	veces
/	VENTAS NETAS A ACTIVO FIJO (**)	11.99	veces	9.97	veces
8	ROTACION DE INVENTARIOS (**)	0.85	veces	0.81	veces
9	DIAS DE VENTAS POR COBRAR	113	días	116	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	61.28	%	18.00	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	31.01	%	35.44	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.45	veces	0.55	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	4.76	%	0.63	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	26.19	%	17.87	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	29.27	veces	17.81	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	2.23	veces	1.92	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	9.10	veces	7.62	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	3.36	veces	2.71	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	2.96	veces	2.60	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	123.67	%	89.53	%
	ESTADO DE CAMBIOS				
.1	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	19.49	%	20.32	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(23.62)	%	(44.86)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	(5.70)	veces	(20.80)	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	30.38	%	94.56	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	69.62	%	5.44	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	(1.08)	%	100.00	%

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **ARA** TRIMESTRE: **1** AÑO: **2005**

CONSORCIO ARA, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	3.23	$	2.37
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	.00	$	.00
3	UTILIDAD DILUIDA POR ACCION (**)	$	.00	$	.00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	.66	$	.53
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	.00	$	.00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	.00	$	.00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	.00	$	.00
8	VALOR EN LIBROS POR ACCION	$	18.11	$	15.17
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	.00	$	.00
10	DIVIDENDO EN ACCIONES POR ACCION		.00 acciones		.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		2.05 veces		2.41 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		11.49 veces		15.42 veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		.00 veces		.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

COMENTARIOS Y ANÁLISIS DE LA ADMINISTRACIÓN SOBRE LOS RESULTADOS DE OPERACIÓN Y SITUACIÓN FINANCIERA DE LA COMPAÑÍA

Resumen Ejecutivo

Primer Trimestre 2005

Ventas de 3,941 unidades, equivalentes a 6,177 unidades al precio representativo de la industria con ingresos de $ 1,359.0 millones de pesos, incremento del 11.6% con respecto al primer trimestre de 2004.

Utilidad Bruta alcanzó los $ 391.9 millones de pesos, con un margen bruto de 28.8% creciendo 11.3% comparado con el mismo periodo del año anterior.

Utilidad de Operación de $ 288.5 millones de pesos, con un margen de operación del 21.2% con un incremento del 12.7% con respecto al primer trimestre del año anterior.

Utilidad Neta cerró con $ 216.9 millones de pesos, lo que representa un incremento del 24.5% alcanzando un margen neto de 16.0%.

EBITDA de $ 304.8 millones de pesos, 22.4% con respecto a ventas, creciendo 11.6% contra el mismo trimestre del año anterior.

Precio promedio de $ 342.1 miles de pesos, 1.2% menor con respecto al año anterior.

Abril 2004 a Marzo 2005

Ventas de 17,537 unidades, equivalente a 27,112 unidades al precio representativo de la industria con ingresos de $ 5,964.7 millones de pesos, incrementó del 13.5% con respecto al año 2004.

Utilidad Bruta alcanzó los $ 1,732.4 millones de pesos, con un margen bruto de 29.0% creciendo 14.1% comparado con el mismo periodo del año anterior.

Utilidad de Operación de $ 1,276.8 millones de pesos, incremento del 14.7% con respecto al 2004, alcanzando un margen del 21.4%.

Utilidad Neta de $ 1,063.9 millones de pesos, incremento del 36.0% con respecto al 2004 alcanzando un margen neto del 17.8%.

EBITDA de $ 1,351.9 millones de pesos, incremento del 14.0% con respecto al 2004 y alcanzando un margen del 22.7%.

Precio Promedio de $ 329.2 miles de pesos incremento del 1.5% con respecto al 2004.

Balance General al 31 de Marzo 2005

El nivel de efectivo alcanzó los $ 1,076.5 millones de pesos, 28.5% mayor que el año anterior.

El arrendamiento financiero creció un 17.0% en el corto plazo y decreció un 18.6% en el largo plazo como continuación de una optimización gradual de la estructura financiera de la empresa. Aún así los pasivos con costo representan el 6.8% de nuestro nivel de efectivo.

Al cierre de Marzo del 2005 se cuenta con una reserva territorial suficiente para 130,126, casas a plan maestro.

Al cierre del primer trimestre el Backlog alcanzó 27,368 unidades, lo que representa un incremento del 19.3% con respecto al año anterior. Suficiente para financiar la venta de más de un año de ingresos futuros.

Primer Trimestre de 2005:

I) Resultados de Operación.

Ventas
Los ingresos del primer trimestre de 2005 fueron de $ 1,359.0 millones significando un incremento del 11.6% con respecto al primer trimestre del año anterior con 3,941 unidades vendidas, equivalentes a 6,177 unidades al precio representativo de la industria.

El segmento Prosavi-Progresiva incrementó su volumen debido al énfasis de las autoridades por financiar una vivienda de precio mas accesible, registrando 734 unidades vendidas de los cuales 516 son de créditos Progresiva Infonavit, y 218 de Prosavi SHF. Los ingresos de este segmento representan el 10.8% de los ingresos totales en el primer trimestre de 2005 al registrar $ 147.6 millones, monto superior en 282.5%, a los $ 38.6 millones reportados al primer trimestre de 2004.

Las ventas del segmento Infonavit fueron de 1,077 unidades, con ingresos de $ 338.1 millones de pesos lo que representa un decremento del 26.1% en ingresos al primer trimestre de 2005 debido a la estacionalidad mostrada por parte del instituto.

El número de viviendas vendidas a través de hipotecas otorgadas por SHF fueron de 1,037 unidades alcanzando $ 321.2 millones de pesos, lo que representa un incremento del 18.0% en ingresos con respecto al año anterior. Fovissste registró 466 unidades, alcanzando ingresos por $ 145.1 millones de pesos, 295.1% superior a la cifra del mismo trimestre del 2004.

El segmento de vivienda media, registró $ 329.8 millones de pesos de ingresos lo que representa un incremento del 5.2%. Se alcanzaron las 588 viviendas vendidas, es decir un 3.9% de crecimiento contra el año anterior; las cuales 428 fueron financiadas por la SHF. La apertura de nuevos desarrollos continúa fortaleciendo este segmento.

La vivienda de tipo residencial alcanzó $ 66.5 millones de pesos de ingresos, al vender 39 unidades en comparación con las 54 unidades registradas en el primer trimestre de 2004. Se continuará con el énfasis de ofrecer este tipo de vivienda a un precio de aproximadamente $1.5 millones. Este segmento incluirá en el futuro cercano productos inexistentes en el mercado al día de hoy. Tal es el caso de un proyecto residencial en el Edo. De Morelos el cual incluirá un campo de golf, residencias desarrolladas y lotes adyacentes a "fair way".

El detalle de las ventas se muestra a continuación:

	1er.Trim. 2005		1er.Trim 2004		1er.Trim. 2003	
	Unid.	Mill.$	Unid.	Mill.$	Unid.	Mill.$
Prosavi-Progresiva	734	147.7	200	38.6	277	49.7
Infonavit	1,077	338.1	1,645	457.4	1,361	374.3
SHF	1,037	321.2	934	272.3	773	232.2
Fovissste	466	145.1	109	36.7	560	147.5
Interés Social	2,580	804.4	2,688	766.4	2,694	754.0
Tipo Medio	588	329.8	566	313.5	435	216.0
Residencial	39	66.5	54	96.0	26	41.3
Terrenos Comer.	--	7.1	--	1.0	--	--
Total C/Promotor	3,941	1,355.4	3,508	1,215.5	3,432	1,061.0
Constructor	--	0.9	--	--	--	8.2
Arrend. Loc. Com	--	2.7	--	2.3	--	6.8
TOTAL	3,941	1,359.0	3,508	1,217.8	3,432	1,076.0

Al primer trimestre de 2005 se registró un decremento en precios promedio de 1.2%, el detalle se muestra a continuación:

	1er.Trim.2005 Miles.$	1er.Trim.2004 Miles.$	1er.Trim.2003 Miles.$	VAR% 05/04
Prosavi-Progresiva	201.2	193.0	179.3	4.2
Infonavit	313.9	278.0	275.0	12.9
SHF	309.7	291.5	300.4	6.2
Fovissste	311.4	336.9	263.4	-7.6
Interés Social	311.8	285.1	279.9	9.4
Tipo Medio	560.9	553.8	496.5	1.3
Residencial	1,704.7	1,777.8	1,586.9	-4.1
Total	342.1	346.2	309.1	-1.2

Costo de Ventas
Al primer trimestre de 2005 el costo de ventas aumenta en 11.7% con respecto al mismo periodo del año anterior al registrar un monto de $ 967.1 millones de pesos representando el 71.2% con respecto a ventas.

Utilidad Bruta
Al cierre del primer trimestre de 2005, se tiene un margen bruto de 28.8% registrando $ 391.9 millones de pesos.

A continuación se muestra el detalle por tipo de vivienda:

	1er.Trim.2005	1er.Trim.2004	1er.Trim.2003	VAR PUNTOS 05-04
Prosavi-Progresiva	24.3%	23.8%	23.1%	0.5
Interés Social	28.6%	28.4%	28.7%	0.2
Tipo Medio	30.9%	30.1%	29.8%	0.8
Residencial	30.5%	30.4%	30.3%	0.1
Promotor	28.8%	28.9%	28.7%	-0.1
Constructor	28.4%	-	-	28.4
Terrenos Comer.	32.2%	40.1%	-	-7.9
Arrend. Loc. Com	47.8%	48.4%	49.0%	-0.6
TOTAL	28.8%	28.9%	28.6%	-0.1

Gastos de Administración
Los gastos de administración incluyen, sueldos, salarios de personal técnico, administrativo y de ventas.
Los gastos de administración al primer trimestre de 2005 sumaron $ 103.4 millones de pesos. El gasto disminuyó en 2005 al pasar del 7.9% al 7.6%.

Utilidad de Operación
La utilidad de operación al primer trimestre de 2005 creció 12.7% en comparación al primer trimestre del año anterior, derivado de la combinación de un eficiente control de costos de venta y gastos de administración.

EBITDA
Durante el primer trimestre de 2005 Consorcio ARA generó un EBITDA por $ 304.8 millones (22.4% de las ventas), 11.6% mayor con el correspondiente al primer trimestre del 2004, de los cuales sólo 16.3 millones de pesos son producto de la depreciación. El nivel de EBITDA alcanzado nos permite cubrir el rubro de intereses pagados en más de 30.8 veces.

Costo Integral de Financiamiento
El costo integral de financiamiento presenta un decremento del 862.5%, en relación con el primer trimestre de 2004, registrando un cargo neto negativo de 12.2 millones de pesos. Así mismo, los intereses ganados y el retorno de la posición monetaria presenta un incremento considerable debido al eficiente uso de los recursos.

El detalle se muestra a continuación:

	1er.Trim. 2005	1er.Trim. 2004	1er.Trim. 2003	VAR % 05/04
Intereses Pagados	9.9	14.4	14.6	-31.3
Intereses Ganados	21.6	12.4	18.9	74.2
Pérdida(Ut)Cambiaria	-3.0	0.3	1.6	-1,100.0
Pérdida(Ut)Monetaria	2.5	-0.7	3.0	-457.1
Cto.Integral de Financ.	-12.2	1.6	0.3	-862.5

Impuestos
La compañía registró un total de impuestos $ 80.8 millones de pesos menor, es decir, un decremento del 7.6% con respecto al primer trimestre de 2004. Esto es debido a la disminución de la tasa impositiva en 3 puntos porcentuales.

Utilidad Neta
La utilidad neta fue de $ 216.9 millones de pesos con un margen del 16.0% durante el primer trimestre de 2005, lo que representa un incremento del 24.4%, debido al efecto impositivo antes mencionado.

La utilidad neta por acción de los últimos 12 meses es de 3.23.

El detalle se muestra a continuación:

		UDM
Utilidad Neta	Mayoritaria (pesos)	1,059,569,164
Acciones	(Promedio)	328,027,791
UPA		3.23

ESTADO DE RESULTADOS AL PRIMER TRIMESTRE DE 2005

	1er.Trim. 2005		1er.Trim. 2004		1er.Trim. 2003	
	Mill.de Pesos	%	Mill. de Pesos	%	Mill. de Pesos	%
Ingresos	1,359.0	100.0	1,217.8	100.0	1,075.9	100.0
Costo de Vtas	967.1	71.2	865.8	71.1	767.8	71.4
Utilidad Bruta	391.9	28.8	352.0	28.9	308.1	28.6
Gastos de Admon.	103.4	7.6	96.0	7.9	83.0	7.7
Utilidad de Operac	288.5	21.2	256.0	21.0	225.1	20.9
CIF	-12.2	-0.9	1.6	0.1	0.3	-
Otros Ingresos	2.4	0.2	9.5	0.8	15.5	1.4
Asoc. en Partic.	-5.4	-0.4	-2.1	-0.2	-	-
Ut.antes de Imp.	297.7	21.9	261.8	21.5	240.3	22.3
ISR Diferido	39.5	2.9	58.5	4.8	63.2	5.9
ISR,IMPAC y PTU	41.4	3.0	29.0	2.4	26.1	2.4
Total Impuestos	80.9	5.9	87.5	7.2	89.3	8.3
Utilidad Neta	216.8	16.0	174.3	14.3	151.0	14.0
Depreciación	16.3	1.2	17.1	1.4	15.9	1.5
EBITDA	304.8	22.4	273.1	22.4	241.0	22.4

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ANEXO 1

RESULTADOS (UDM) 2005, 2004, 2003
COMPARATIVO DE UNIDADES Y VENTAS

	ABR-04/MZO-05		ABR-03/MZO-04		ABR-02/MZO-03	
	Unid.	Mill.$	Unid.	Mill.$	Unid.	%
Prosavi-Progresiva	2,450	476.9	1,551	285.4	2,114	379.6
Infonavit	6,524	1,835.9	6,570	1,828.1	7,163	1,924.5
SHF	4,153	1,270.0	3,527	1,085.7	3,464	1,029.0
Fovissste	1,920	571.7	2,399	696.3	1,383	367.3
Interés Social	12,597	3,677.6	12,496	3,610.1	12,010	3,320.9
Tipo Medio	2,294	1,296.8	1,893	1,018.8	1,826	851.0
Residencial	196	321.9	156	306.5	85	177.1
Terrenos Comerciales	--	158.1	--	6.4	--	6.8
Total como Promotor	17,537	5,931.2	16,096	5,227.3	16,035	4,735.3
Constructor		22.8		2.6		8.9
Arrend. Loc. Com.		10.7		25.0		24.5
T O T A L	17,537	5,964.7	16,096	5,254.9	16,035	4,768.7

PRECIOS PROMEDIO (UDM)
(MILES DE $)

	ABR04/MZO05	ABR03/MZO04	ABR02/MZO03	Var% 05/04
Prosavi-Progresiva	194.6	184.0	179.6	5.8
Infonavit	281.4	278.2	268.7	1.2
SHF	305.8	307.8	297.0	-0.6
Fovissste	297.7	290.3	265.7	2.5
Interés Social	291.9	288.9	276.5	1.0
Tipo Medio	565.3	538.2	466.1	5.0
Residencial	1,642.4	1,965.0	2,084.7	-16.4
T O T A L	329.2	324.4	294.9	1.5

ESTADO DE RESULTADOS (UDM)

	ABR-04/MZO-05		ABR-03/MZO-04		ABR-02/MZO-03	
	Mill.de $	%	Mill.de $	%	Mill.de $	%
Ingresos	5,964.7	100.0	5,254.9	100.0	4,768.8	100.0
Costo de Ventas	4,232.3	71.0	3,736.2	71.1	3,405.7	71.4
Utilidad Bruta	1,732.4	29.0	1,518.7	28.9	1,363.0	28.6
Gastos de Administración	455.6	7.6	405.7	7.7	368.3	7.7
Utilidad de Operación	1,276.8	21.4	1,113.0	21.2	994.7	20.9
CIF	15.2	0.2	18.1	0.3	37.5	0.8
Otros Ingresos	-3.7	-0.1	70.9	1.3	38.4	0.8
Asoc. en Partic.	18.2	0.3	-2.1	0.0	-4.2	-0.1
Utilidad antes de Impuestos	1,276.1	21.4	1,163.7	22.2	991.4	20.8
Diferido	34.7	0.6	262.1	5.0	233.9	4.9
ISR, IMPAC y PTU	177.5	3.0	119.6	2.3	107.3	2.3
Total Impuestos	212.2	3.6	381.7	7.3	341.2	7.2
Utilidad Neta	1,063.9	17.8	782.0	14.9	650.2	13.6
Depreciación	75.1	1.3	73.3	1.4	60.1	1.3
EBITDA	1,351.9	22.7	1,186.4	22.6	1,054.9	22.1

II) Situación Financiera, Liquidez y Recursos de Capital.

Efectivo e Inversiones Temporales
Al 31 de marzo de 2005 el nivel de efectivo e inversiones temporales registró $ 1,076.5 millones de pesos, cantidad superior en un 28.5% con respecto al mismo periodo de 2004.

Mantenemos una política prioritaria de reinversión de utilidades lo que nos permite satisfacer oportunamente los principales requerimientos de efectivo que se derivan de la construcción de viviendas, compra de terrenos y pago de proveedores sin necesidad de recurrir a financiamiento externo.

Cuentas por Cobrar
Se mantienen estrictas políticas de cobranza que tienen como propósito asegurar una recuperación de cartera de manera eficiente dando como resultado 3.8 meses de ventas por cobrar, aún dada la situación prevaleciente de retraso en algunas instituciones durante el primer trimestre, ubicándonos como el líder en la cobranza dentro del sector.

Inventarios
Incluyen la reserva territorial que son el activo más importante de la empresa, así como las obras en proceso y almacén de materiales de construcción. Este rubro tuvo un incremento del 8.7%, debido a obras de infraestructura realizadas en algunos desarrollos, así como la compra de nuevos terrenos ejidales y privados. Cabe destacar que actualmente contamos con la reserva territorial más importante de la industria, equivalente a 144,466 viviendas con una superficie de 30.3 millones de m2 distribuidas en las zonas geográficas de mayor desarrollo económico del país, como sigue:

	AL 31 DE MARZO DE 2005 unidades
Prosavi-Progresiva	30,084
Interés Social	86,052
Tipo Medio	10,218
Residencial	3,772
TOTAL	130,126

Y se encuentra distribuida geográficamente de la siguiente manera:

	Unidades	%
Valle de México	51,729	39.8
Quintana Roo	19,651	15.1
Baja California	11,296	8.7
Nuevo León	9,282	7.1
Morelos	6,127	4.7
Toluca, Edo. Mex	5,320	4.1
Puebla	5,181	4.0
Veracruz	4,456	3.4
Jalisco	3,407	2.6
Guanajuato	3,184	2.4
Sonora	2,822	2.2
Michoacán	2,202	1.7
Guerrero	1,848	1.4
Querétaro	1,607	1.2
Chihuahua	1,515	1.2
Distrito Federal	411	0.3
Sinaloa	48	0.0
Tabasco	40	0.0
T O T A L	130,126	100.0

Capacidad Instalada
Nuestra integración vertical nos permite generar importantes economías de escala. Es conveniente recordar que contamos con la capacidad instalada para producir la totalidad de nuestros requerimientos de concreto, lo que ubica a la compañía como uno de los cuatro principales productores de concreto a nivel nacional.

Al 31 de marzo de 2005 el rubro de inmuebles, planta y equipo suma un total de $ 497.5 millones de pesos mostrando un decremento del 5.6% con respecto al 31 de marzo de 2004. La inversión en maquinaria y equipo fue de $ 3.7 millones de pesos. Este rubro incluye la planta de mantenimiento de maquinaria y cimbra (COMACI). Adicionalmente incluye áreas comerciales para el beneficio de nuestros clientes. Dichas áreas comerciales son llevadas a cabo por Promotora y Desarrolladora de Centros Comerciales S.A. de C.V. (PDCC), subsidiaria de Consorcio ARA. El 11 de noviembre 2003, se firmó un convenio marco de coinversión (50% / 50%) con ONAPP México Retail, LLC. para el desarrollo y operación de centros comerciales. El convenio contempla inversiones por cerca de 100 millones de dólares en los próximos cuatro años.

Proveedores
Como apoyo a nuestros proveedores, nos integramos al programa de Cadenas Productivas de Nacional Financiera (Nafinsa) en donde podrán acceder a diversos servicios financieros al amparo de la relación comercial que mantenemos con ellos.
Los proveedores ascienden a $ 240.3 millones de pesos al primer trimestre de 2005, con una rotación de 30 días, en comparación con el registrado al primer trimestre de 2004 por la cantidad de $ 149.9 millones de pesos significando un incremento del 60.3%.

Deudas a CP y LP
Registramos deuda de Corto Plazo y Largo Plazo al 31 de marzo de 2005 por un total de $ 104.3 millones de pesos derivado básicamente de contratos de arrendamiento financiero pactados para la compra de maquinaria y equipo de los cuales $ 39.3 millones corresponden a deuda de corto plazo.
Mantenemos una deuda con costo a capital contable de 2.7%; una deuda con costo a activo total de 1.8% y una deuda con costo a efectivo e inversiones temporales de 14.7%.

Asimismo, contamos con líneas de crédito vigentes con diversas instituciones financieras por un monto total de $ 1,721.0 millones. El pasivo total a capital contable es de 0.44 veces mostrando una estructura financiera sana.

Impuestos Diferidos
Sobre la base del principio contable D-4, los pasivos diferidos al 31 de marzo de 2005 ascendieron a un total de $ 1,676.7 millones. Por este motivo el apalancamiento, calculado como total del pasivo a total de activo se ubica en 31.0%, si no tomáramos en cuenta estos pasivos diferidos el apalancamiento sería del 11.6%.

Capital Contable
El Capital Contable de Consorcio ARA creció 19.2% alcanzando los $ 5,956.6 millones de pesos al 31 de marzo de 2005 impulsado principalmente por el nivel de utilidad neta registrada en el periodo.

Políticas de Tesorería
Consorcio ARA ha implementado una serie de políticas y procedimientos que tienen como objetivos asegurar la correcta administración del flujo de efectivo de cada una de las subsidiarias de manera centralizada.
Mantenemos un control estricto sobre la inversión de los excedentes de tesorería invirtiéndolos en instrumentos de alta calidad crediticia. Contamos con eficientes procesos de escrituración y cobranza apegados a estrictas políticas que regulan la operación.
Los pagos a proveedores de bienes y servicios se realizan bajo procedimientos y controles efectivos que nos aseguran cubrir de manera oportuna los compromisos económicos adquiridos con ellos haciendo énfasis en el control de la salida de efectivo.

BALANCE GENERAL al 31 DE MARZO 2005.

	2005 Mill.de Pesos	2004 Mill.de Pesos	2003 Mill.de Pesos
Activo Total	8,634.1	7,737.3	6,684.7
Activo Circulante	7,918.4	7,130.8	6,141.6
Efectivo e Inv. Temporales	1,076.5	837.9	932.0
Cuentas por Cobrar	1,712.8	1,570.5	1,413.3
Inventarios	4,992.6	4,592.0	3,658.1
Otros Activos Circulantes	136.5	130.4	138.2
Activos Fijos	715.7	606.5	543.1
Documento por cobrar a asoc.	167.5	72.8	-
Inmuebles y Equipo	497.5	526.9	543.1
Part. en Asociadas	50.7	6.8	-
Pasivo Total	2,677.5	2,741.8	2,328.9
Pasivo Circulante	870.5	935.9	783.9
Proveedores	240.3	149.9	162.2
Créditos Bancarios	-	208.8	108.8
Arrendamiento Financiero	39.3	33.6	17.3
Impuestos	28.2	30.1	9.7
Otros Pasivos Circulantes	562.7	513.5	485.9
Pasivo a Largo Plazo	1,807.0	1,805.9	1,545.0
Otros Créditos	14.8	14.2	0.0
Arrendamiento Financiero	65.0	79.9	49.5
Proveedores Terrenos Largo Plazo	50.5	-	-
Pasivos Diferidos	1,676.7	1,711.8	1,495.5
Capital Contable	5,956.6	4,995.5	4,355.8

Perspectivas y Tendencias
A partir del 2000, el Gobierno Federal estableció un ambicioso plan de construcción de viviendas para los próximos 6 años teniendo como meta la edificación de 750,000 viviendas para el 2006, en donde el Infonavit, la Sociedad Hipotecaria Federal (SHF) y Fovissste juegan un papel importante. La participación, en aumento, de las Sociedades Financieras de Objeto Limitado y de la Banca, se reflejará en un mayor crecimiento al financiamiento de vivienda de tipo medio y residencial.

La evolución de las tasas de interés ha sido determinante para el crecimiento del sector. La disminución de las tasas interés de los créditos hipotecarios permiten acceder a segmentos de la población que aspiran contar con una vivienda de mayor valor a la que podrían acceder a través del financiamiento existente con anterioridad. Tal es el caso del Infonavit, con su programa denominado Cofinanciamiento, el cual actua en conjunto con la banca comercial.

Tenemos una fuerte presencia en el área metropolitana del Valle de México, la franja norte con las maquiladoras y el sureste turístico del país donde se desarrollarán importantes proyectos de vivienda de interés social y tipo medio. Se continuará el énfasis de nuestra presencia en el corto plazo, en aquellas regiones con evidente y prometedor desarrollo económico.

Backlog

Como parte importante en la operación de la empresa, mantenemos un backlog por 27,368 unidades, lo que representa un incremento del 19.3% en comparación con el año anterior, principalmente en los segmentos de Infonavit y la SHF. Esto es el equivalente a poco mas de un año de ventas futuras y sentimos que éste es un nivel óptimo, ya que es un Backlog de compromisos de hipoteca mas no de obra.

El detalle se muestra a continuación:

	1er.Trim 2005		1er.Trim 2004		Incremento
	Unid.	Mezcla %	Unid.	Mezcla %	%
Prosavi-Progresiva	2,136	7.8	408	1.8	423.5
Interés Social	18,341	67.0	15,377	67.0	19.3
Infonavit	6,687	24.4	5,046	22.0	32.5
SHF-Fovissste	11,654	42.6	10,331	45.0	12.8
Tipo Medio	6,729	24.6	6,865	29.9	-2.0
Residencial	162	0.6	295	1.3	-45.1
TOTAL	27,368	100.0	22,945	100.0	19.3

III) Control Interno

Consorcio ARA tiene implementado un sistema de control interno alineado con los objetivos estratégicos de la Dirección, dicho sistema de control incluye políticas y procedimientos diseñados para la adecuada salvaguarda de sus bienes, la eficiencia y eficacia de sus operaciones y la emisión de información financiera, de conformidad con principios de contabilidad generalmente aceptados, así como con leyes y regulaciones aplicables; asimismo, el sistema de control ayuda a la Dirección de la Organización en la prevención y detección de errores e irregularidades.

Como apoyo al sistema de control interno, la Compañía cuenta con una Subdirección de Auditoría Interna, que en alineación a la gestión del Comité de Auditoría, tiene la función de realizar revisiones al cumplimiento de las políticas y procedimientos en las diferentes áreas de la Organización.

Aún y cuando la Compañía considera contar con un sistema de control interno eficiente, y en busca de mayor grado de adhesión a las recomendaciones del "Código de Mejores Prácticas Corporativas", el comité de auditoría sugirió contratar al despacho Galaz, Yamazaki, Ruiz Urquiza, S. C. firma miembro de Deloitte Touche Tohmatsu para realizar un diagnóstico sobre el sistema de control interno de la sociedad y sus subsidiarias. Actualmente y debido a la implementación de un nuevo "ERP" para la empresa, las políticas y procedimientos se encuentran en etapa de rediseño, por lo que al final del presente año estarán adecuadas al nuevo ambiente tecnológico para los ciclos de ingresos, egresos, construcción, activo fijo, tesorería, inventarios, contabilidad y sueldos y salarios.

Asimismo, el Comité de Auditoría sometió a aprobación del Consejo de Administración los lineamientos generales del sistema de control interno, los cuales fueron aprobados en la sesión de consejo del 19 de febrero de 2004.

Cualquier comentario e información adicional requerida favor de dirigirlo a:

Donald Forseck.	Aarón Hernández.
Director de Finanzas	Relación con Inversionistas
(5255) 5251 2970	(5255) 5596 8803
donald@ara.com.mx	aaron@ara.com.mx

CONSORCIO ARA, S. A. DE C. V. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS PERIODOS COMPRENDIDOS DEL 1 DE ENERO AL 31 DE MARZO DE 2005 Y 2004
(EN MILES DE PESOS DE PODER ADQUISITIVO DEL 31 DE MARZO DE 2005)

1. ACTIVIDADES

CONSORCIO ARA, S. A. DE C. V. Y SUBSIDIARIAS (LA "COMPAÑÍA"), SE DEDICA A LA COMPRA DE TERRENOS, EL DISEÑO DE DESARROLLOS HABITACIONALES TANTO DE INTERÉS SOCIAL, MEDIO Y RESIDENCIAL,Y A LA CONSTRUCCIÓN, PROMOCIÓN Y COMERCIALIZACIÓN DE LOS MISMOS DESARROLLOS INDUSTRIALES Y TURÍSTICOS, ASÍ COMO AL ARRENDAMIENTO DE UNICENTROS Y MINICENTROS COMERCIALES.

LA COMPAÑÍA LLEVA A CABO LA CONSTRUCCIÓN DE SUS DESARROLLOS HABITACIONALES MEDIANTE LA CONTRATACIÓN DE SERVICIOS DE CONSTRUCCIÓN POR MEDIO DE CONTRATOS DE OBRA. DICHOS CONTRATOS OBLIGAN AL SUBCONTRATISTA A EJECUTAR POR SÍ MISMO O POR MEDIO DE TERCEROS LA OBRA CONVENIDA DE ACUERDO A LAS ESPECIFICACIONES TÉCNICAS REQUERIDAS POR LA COMPAÑÍA.

2. BASES DE PRESENTACIÓN

A. CONSOLIDACIÓN DE ESTADOS FINANCIEROS - LOS ESTADOS FINANCIEROS CONSOLIDADOS INCLUYEN LOS DE CONSORCIO ARA, S. A. DE C. V.(ARA) Y LOS DE SUS SUBSIDIARIAS, CUYA PARTICIPACIÓN ACCIONARIA EN SU CAPITAL SOCIAL SE MUESTRA A CONTINUACIÓN. LOS SALDOS Y OPERACIONES INTERCOMPAÑÍAS IMPORTANTES, HAN SIDO ELIMINADOS EN ESTOS ESTADOS FINANCIEROS CONSOLIDADOS.

GRUPO O SUBSIDIARIAS	PARTICIPACIÓN
CONSORCIO DE INGENIERÍA INTEGRAL, S. A. DE C. V. (CIISA)	99.6%
PROYECTOS URBANOS ECOLÓGICOS, S. A. DE C. V. (PUESA)	99.9%
CONSTRUCTORA Y URBANIZADORA ARA, S. A. DE C. V. (CUARA)	99.9%
INMOBILIARIA ACRE, S. A. DE C. V. (ACRE)	99.1%
ASESORÍA TÉCNICA Y ADMINISTRATIVA GAVI, S. A. DE C. V.(GAVI)	99.9%
COMERCIALIZACIÓN Y VENTAS, S. A. (COVENSA)	98.0%
PROMOTORA Y DESARROLLADORA DE CENTROS COMERCIALES, S. A. DE C. V.(PDCC)	99.9%
DESARROLLOS INMOBILIARIOS Y TURÍSTICOS ARA, S.A. DE C.V.	99.9%

LA COMPAÑÍA CONSTITUYÓ A PDCC CON UNA PARTICIPACIÓN DEL 99.9% QUIEN A SU VEZ CONSOLIDA CON OTRAS SUBSIDIARIAS DE QUIENES POSEE EL 99.9% DE LAS ACCIONES. DICHAS COMPAÑÍAS SON: OPERADORA DE UNICENTROS Y LOCALES COMERCIALES, S.A. DE .C.V., COMPLEJO DE COMERCIO LAS AMÉRICAS, S.A. DE C.V. Y COMPLEJO COMERCIAL ECATEPEC, S. DE R. L. QUIENES SE DEDICAN AL ARRENDAMIENTO DE UNICENTROS Y MINICENTROS COMERCIALES, DE LOS CUALES SE PLANEA SU CONSTRUCCIÓN DESDE EL INICIO DE LOS DESARROLLOS HABITACIONALES. EL 11 DE NOVIEMBRE DE 2003 PDCC CELEBRÓ UN CONTRATO DENOMINADO "FRAMEWORK AGREEMENT" EN EL QUE SE ESTABLECEN LOS LINEAMIENTOS A SEGUIR PARA LLEVAR A CABO COINVERSIÓN EN FUTUROS PROYECTOS DE CONSTRUCCIÓN Y OPERACIÓN DE CENTROS COMERCIALES.

B.UTILIDAD INTEGRAL - LA UTILIDAD INTEGRAL QUE SE PRESENTA EN LOS ESTADOS DE VARIACIONES EN EL CAPITAL CONTABLE ADJUNTOS,ES LA MODIFICACIÓN DEL CAPITAL CONTABLE DURANTE EL EJERCICIO POR CONCEPTOS QUE NO SON

DISTRIBUCIONES A LOS ACCIONISTAS O MOVIMIENTOS DEL CAPITAL CONTRIBUIDO; SE INTEGRA POR LA UTILIDAD NETA DEL EJERCICIO MÁS OTRAS PARTIDAS QUE REPRESENTAN UNA GANANCIA O PÉRDIDA DEL MISMO PERIODO, QUE DE CONFORMIDAD CON LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS EN MÉXICO SE PRESENTAN DIRECTAMENTE EN EL CAPITAL CONTABLE, SIN AFECTAR EL ESTADO DE RESULTADOS. EN 2004 Y 2003, LAS OTRAS PARTIDAS DE UTILIDAD INTEGRAL ESTÁN REPRESENTADAS POR LA INSUFICIENCIA, EN LA ACTUALIZACIÓN DEL CAPITAL CONTABLE Y POR EL RESULTADO DE LA INVERSIÓN DE LOS ACCIONISTAS MINORITARIOS.

3. RESUMEN DE LAS PRINCIPALES POLÍTICAS CONTABLES

LAS POLÍTICAS CONTABLES DE LA COMPAÑÍA ESTÁN DE ACUERDO CON LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS EN MÉXICO, LOS CUALES REQUIEREN QUE LA ADMINISTRACIÓN DE LA COMPAÑÍA EFECTÚE CIERTAS ESTIMACIONES Y UTILICE DETERMINADOS SUPUESTOS PARA VALUAR ALGUNAS DE LAS PARTIDAS DE LOS ESTADOS FINANCIEROS Y PARA EFECTUAR LAS REVELACIONES QUE SE REQUIEREN EN LOS MISMOS. AUN CUANDO LOS RESULTADOS REALES PUEDEN DIFERIR DE DICHAS ESTIMACIONES, LA ADMINISTRACIÓN DE LA COMPAÑÍA CONSIDERA QUE LAS ESTIMACIONES Y SUPUESTOS UTILIZADOS FUERON LOS ADECUADOS EN LAS CIRCUNSTANCIAS. LAS PRINCIPALES POLÍTICAS CONTABLES SEGUIDAS POR LA COMPAÑÍA SON LAS SIGUIENTES:

A. RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACIÓN - LA COMPAÑÍA ACTUALIZA SUS ESTADOS FINANCIEROS EN TÉRMINOS DE PESOS DE PODER ADQUISITIVO DE LA FECHA DEL ÚLTIMO BALANCE GENERAL QUE SE PRESENTA, RECONOCIENDO ASÍ LOS EFECTOS DE LA INFLACIÓN EN LA INFORMACIÓN FINANCIERA. EN CONSECUENCIA, LOS ESTADOS FINANCIEROS DEL AÑO ANTERIOR QUE SE PRESENTAN, TAMBIÉN HAN SIDO ACTUALIZADOS EN TÉRMINOS DEL MISMO PODER ADQUISITIVO Y SUS CIFRAS DIFIEREN DE LAS ORIGINALMENTE PRESENTADAS QUE ESTABAN EN PESOS DE PODER ADQUISITIVO DEL CIERRE DEL AÑO ANTERIOR. CONSECUENTEMENTE, LAS CIFRAS DE LOS ESTADOS FINANCIEROS ADJUNTOS SON COMPARABLES, AL ESTAR TODAS EXPRESADAS EN PESOS CONSTANTES.

B. INVERSIONES TEMPORALES - SE VALÚAN AL COSTO DE ADQUISICIÓN, MÁS RENDIMIENTOS DEVENGADOS O A SU VALOR NETO DE REALIZACIÓN ESTIMADO, EL QUE SEA MENOR.

C. INSTRUMENTOS FINANCIEROS- LAS INVERSIONES EN INSTRUMENTOS FINANCIEROS QUE SON CONSERVADOS A SU VENCIMIENTO SE VALÚAN A SU COSTO DE ADQUISICIÓN. LOS RENDIMIENTOS Y COSTOS DE LOS INSTRUMENTOS FINANCIEROS SE RECONOCEN EN LOS RESULTADOS DEL EJERCICIO EN QUE SE DEVENGAN.

D. INVENTARIOS, TERRENOS PARA FUTURAS CONSTRUCCIONES Y COSTO DE VENTAS:

1. LAS OBRAS EN PROCESO Y MATERIALES PARA CONSTRUCCIÓN, SE VALÚAN A SU COSTO DE ADQUISICIÓN Y SE ACTUALIZAN UTILIZANDO UN ÍNDICE DE INFLACIÓN INTERNO CONFORME A LOS INSUMOS DE LOS MATERIALES DE CONSTRUCCIÓN. EL SALDO DE ESTA CUENTA REPRESENTA EL AVANCE DE OBRA EN FUNCIÓN AL COSTO REAL INCURRIDO. EL COSTO SE ACTUALIZA APLICANDO EL ÍNDICE DE INFLACIÓN INTERNO A LAS OBRAS EN PROCESO Y MATERIALES INCURRIDOS CONFORME EL PORCIENTO DE AVANCE DE OBRA EJECUTADA.

2. LOS TERRENOS EN PROCESO Y LA RESERVA TERRITORIAL PARA FUTURAS CONSTRUCCIONES SE VALÚAN A SU COSTO DE ADQUISICIÓN Y SE ACTUALIZAN A SU VALOR DE REPOSICIÓN DETERMINADO POR PERITOS INDEPENDIENTES. EL COSTO SE ACTUALIZA APLICANDO EL PORCIENTO DE AVANCE DE OBRA A LOS

TERRENOS ACTUALIZADOS A VALOR DE REPOSICIÓN.

E. INVERSIÓN EN ACCIONES DE COMPAÑÍAS ASOCIADAS - LAS INVERSIONES EN ASOCIADAS EN LAS CUALES LA COMPAÑÍA TIENE INFLUENCIA SIGNIFICATIVA, PERO NO TIENE CONTROL, SE VALÚAN UTILIZANDO EL MÉTODO DE PARTICIPACIÓN, QUE INCLUYE EL COSTO MÁS LA PARTICIPACIÓN DE LA COMPAÑÍA EN LAS UTILIDADES NO DISTRIBUIDAS POSTERIORES A LA ADQUISICIÓN Y LA ACTUALIZACIÓN DEL CAPITAL CONTABLE. ESTA ACTUALIZACIÓN ES INHERENTE AL MÉTODO DE PARTICIPACIÓN, YA QUE LOS ESTADOS FINANCIEROS DE LA EMPRESA EN LA QUE SE REALIZA LA INVERSIÓN TAMBIÉN SE PREPARAN CONFORME AL BOLETÍN B-10.

F. INMUEBLES, MAQUINARIA Y EQUIPO - SE REGISTRAN AL COSTO DE ADQUISICIÓN, Y SE ACTUALIZAN APLICANDO FACTORES DERIVADOS DEL ÍNDICE NACIONAL DE PRECIOS AL CONSUMIDOR ("INPC"). LA DEPRECIACIÓN SE CALCULA CONFORME AL MÉTODO DE LÍNEA RECTA, CON BASE EN LA VIDA ÚTIL REMANENTE DE LOS ACTIVOS, COMO SIGUE:

	AÑOS PROMEDIO	
	2005	2004
EDIFICIO	38	30
MAQUINARIA Y EQUIPO	9	10
EQUIPO DE TRANSPORTE	4	4
MOBILIARIO Y EQUIPO DE OFICINA	7	8

G. DETERIORO DE ACTIVOS DE LARGA DURACIÓN EN USO- LA COMPAÑÍA REVISA EL VALOR EN LIBROS DE LOS ACTIVOS DE LARGA DURACIÓN EN USO, ANTE LA PRESENCIA DE ALGÚN INDICIO DE DETERIORO QUE PUDIERA INDICAR QUE EL VALOR EN LIBROS DE LOS MISMOS PUDIERA NO SER RECUPERABLE, CONSIDERANDO EL MAYOR DEL VALOR PRESENTE DE LOS FLUJOS NETOS DE EFECTIVOS FUTUROS O EL PRECIO NETO DE VENTA EN EL CASO DE SU EVENTUAL DISPOSICIÓN. EL DETERIORO SE REGISTRA CONSIDERANDO EL IMPORTE DEL VALOR EN LIBROS QUE EXCEDA AL MAYOR DE LOS VALORES ANTES MENCIONADOS. LOS INDICIOS DE DETERIORO QUE SE CONSIDERAN PARA ESTOS EFECTOS, SON ENTRE OTROS, LAS PÉRDIDAS DE OPERACIÓN O FLUJOS DE EFECTIVO NEGATIVOS EN EL PERIÓDO SI ES QUE ESTÁN CONBINADOS CON UN HISTORIAL O PROYECCIÓN DE PÉRDIDAS, DEPRECIACIONES Y AMORTIZACIONES CARGADAS A RESULTADOS QUE EN TÉRMINOS PORCENTUALES, EN RELACIÓN CON LOS INGRESOS, SEAN SUBSTANCIALMENTE SUPERIORES A LAS DE EJERCICIOS ANTERIORES, EFECTOS DE OBSOLESCENCIA, REDUCCIÓN EN LA DEMANDA DE LOS PRODUCTOS QUE SE FABRICAN, COMPETENCIA Y OTROS FACTORES ECONÓMICOS Y LEGALES.

H. OBLIGACIONES LABORALES AL RETIRO - EL PASIVO POR PRIMAS DE ANTIGÜEDAD Y EL PLAN PENSIONES, SE RECONOCEN COMO COSTO DURANTE LOS AÑOS DE SERVICIO DEL PERSONAL. EL PASIVO POR ESTAS OBLIGACIONES Y SU COSTO SE CALCULAN POR ACTUARIOS INDEPENDIENTES CON BASE EN EL MÉTODO DE CRÉDITO UNITARIO PROYECTADO UTILIZANDO TASAS DE INTERÉS REALES. POR LO TANTO, SE ESTÁ RECONOCIENDO EL PASIVO QUE A VALOR PRESENTE, SE ESTIMA CUBRIRÁ LA OBLIGACIÓN POR ESTOS BENEFICIOS A LA FECHA ESTIMADA DE RETIRO DEL CONJUNTO DE EMPLEADOS QUE LABORA EN LA COMPAÑÍA. LAS INDEMNIZACIONES SE CARGAN A LOS RESULTADOS CUANDO SE TOMA LA DECISIÓN DE PAGARLAS.

I. RECONOCIMIENTO DE INGRESOS Y COSTOS - LA COMPAÑÍA UTILIZA EL MÉTODO DE PORCIENTO DE AVANCE DE OBRA EJECUTADA PARA RECONOCER LOS INGRESOS Y COSTOS EN LAS ACTIVIDADES QUE REALIZA COMO PROMOTOR Y

CONTRATISTA, MEDIANTE EL CUAL LOS INGRESOS ESPERADOS REPRESENTADOS POR EL PRECIO DE VENTA DE LAS VIVIENDAS, SON MULTIPLICADOS POR EL PORCIENTO DE AVANCE DE OBRA EJECUTADA, AL RESULTADO OBTENIDO SE LE APLICA EL PORCENTAJE DE COSTO ESPERADO EN CADA DESARROLLO, LA DIFERENCIA ENTRE INGRESO Y EL COSTO ASÍ OBTENIDO, CONSTITUYE EL RESULTADO BRUTO ACUMULADO. DE LOS RESULTADOS OBTENIDOS SE DISMINUIRÁN, EN SU CASO, LOS INGRESOS Y COSTOS RECONOCIDOS EN EJERCICIOS ANTERIORES PARA OBTENER LOS INGRESOS Y COSTOS DEL PERIODO A RECONOCER EN EL ESTADO DE RESULTADOS. EL MÉTODO DE PORCIENTO DE AVANCE DE OBRA EJECUTADA SE APLICA CUANDO SE HAYAN CUMPLIDO CON LAS SIGUIENTES CONDICIONES:

- EL CLIENTE HA ENTREGADO SU ENGANCHE (SI SE REQUIERE).

- EL CLIENTE HA FIRMADO EL CONTRATO DE COMPRA-VENTA RESPECTIVO, Y

- EL CLIENTE HA PRESENTADO TODA LA DOCUMENTACIÓN OFICIAL CORRESPONDIENTE QUE SE REQUIERE PARA OBTENER UN CRÉDITO (I) EN EL CASO DE VENTAS FINANCIADAS POR EL INSTITUTO NACIONAL DEL FONDO PARA LA VIVIENDA DE LOS TRABAJADORES (INFONAVIT) Y POR EL FONDO DE LA VIVIENDA DEL INSTITUTO DE SEGURIDAD Y SERVICIOS SOCIALES DE LOS TRABAJADORES DEL ESTADO (FOVISSSTE), EL COMPRADOR NECESITA OBTENER LA CALIFICACIÓN MÍNIMA APROBATORIA REQUERIDA; (II) EL CLIENTE HA OBTENIDO DE LA INSTITUCIÓN BANCARIA Y/O DE LA SOCIEDAD HIPOTECARIA FEDERAL (SHF) LA ASIGNACIÓN DE SU CRÉDITO, PARA LA ADQUISICIÓN DE LA VIVIENDA; (III), (A) CUANDO EL COMPRADOR ADQUIERE EL TERRENO DE LA COMPAÑÍA, PRIMERO ES ESCRITURADO Y (B) OBTIENE UN PRÉSTAMO DE UNA INSTITUCIÓN BANCARIA PARA LA CONSTRUCCIÓN COMPLETA DE LA CASA Y EL BANCO COMIENZA A SUMINISTRAR ANTICIPOS A LA COMPAÑÍA EN BASE AL AVANCE DE OBRA EFECTUADA Y (IV)COFINANCIAMIENTO INFONAVIT, EL CLIENTE PERCIBE INGRESOS DE 7 A 10.9 SALARIOS MÍNIMOS MENSUALES, OBTIENE LA CALIFICACIÓN Y PRESENTA LA DOCUMENTACIÓN OFICIAL REQUERIDA PARA OBTENER UN CRÉDITO, EL CUAL ES OTORGADO CONJUNTAMENTE POR EL INFONAVIT Y POR UNA SOCIEDAD FINANCIERA DE OBJETO LIMITADO(SOFOL) Y/O UN BANCO.

LA COMPAÑÍA UTILIZA EL MÉTODO DE PORCIENTO DE AVANCE DE OBRA EJECUTADA PARA LOS COSTOS E INGRESOS INCURRIDOS EN LAS ACTIVIDADES QUE REALIZA COMO CONTRATISTA, DE ACUERDO A LOS CONTRATOS QUE EFECTÚE.

LOS COSTOS DE LOS CONTRATOS INCLUYEN TODOS LOS MATERIALES DIRECTOS, MANO DE OBRA Y TODOS LOS COSTOS INDIRECTOS RELACIONADOS CON EL DESARROLLO DE LOS PROYECTOS, TALES COMO MANO DE OBRA INDIRECTA, COMPRAS, EQUIPO, REPARACIONES Y DEPRECIACIÓN. LOS GASTOS GENERALES Y DE ADMINISTRACIÓN SON CARGADOS A RESULTADOS CUANDO SE INCURREN. LAS PROVISIONES PARA PÉRDIDAS EN ESTIMACIONES O CONTRATOS NO TERMINADOS SON RECONOCIDAS EN EL PERIODO EN QUE SON DETERMINADAS.

LOS INGRESOS POR ARRENDAMIENTO DE UNICENTROS Y MINICENTROS COMERCIALES SE RECONOCEN CONFORME SE DEVENGAN (VER NOTA 19).

J. IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO Y PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES - EL IMPUESTO SOBRE LA RENTA (ISR) Y LA PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES (PTU), SE REGISTRAN EN LOS RESULTADOS DEL AÑO EN QUE SE CAUSAN, Y SE RECONOCE EL ISR DIFERIDO PROVENIENTE DE LAS DIFERENCIAS TEMPORALES QUE RESULTAN DE LA COMPARACIÓN DE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y

PASIVOS, Y EN SU CASO, SE INCLUYE EL BENEFICIO DE LAS PÉRDIDAS FISCALES POR AMORTIZAR. EL ISR DIFERIDO ACTIVO, SE REGISTRA SÓLO CUANDO EXISTE ALTA PROBABILIDAD DE QUE PUEDA RECUPERARSE. SE RECONOCE LA PTU DIFERIDA PROVENIENTE DE LAS DIFERENCIAS TEMPORALES ENTRE EL RESULTADO CONTABLE Y LA RENTA GRAVABLE, SÓLO CUANDO SE PUEDA PRESUMIR RAZONABLEMENTE QUE VAN PROVOCAR UN PASIVO O BENEFICIO, Y NO EXISTA ALGÚN INDICIO DE QUE VAYA A CAMBIAR ESA SITUACIÓN, DE TAL MANERA QUE LOS PASIVOS O LOS BENEFICIOS NO SE MATERIALICEN.

EL IMPUESTO AL ACTIVO (IMPAC) PAGADO QUE SE ESPERA RECUPERAR, SE REGISTRA COMO UN ANTICIPO DE ISR Y SE PRESENTA EN EL BALANCE GENERAL DISMINUYENDO EL PASIVO POR ISR DIFERIDO.

K. OPERACIONES EN MONEDA EXTRANJERA - LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN AL TIPO DE CAMBIO VIGENTE A LA FECHA DE SU CELEBRACIÓN. LOS ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA SE VALÚAN EN MONEDA NACIONAL AL TIPO DE CAMBIO VIGENTE A LA FECHA DE LOS ESTADOS FINANCIEROS. LAS FLUCTUACIONES CAMBIARIAS SE REGISTRAN EN LOS RESULTADOS.

L. INSUFICIENCIA EN LA ACTUALIZACIÓN DEL CAPITAL CONTABLE - SE INTEGRA DEL RESULTADO POR POSICIÓN MONETARIA ACUMULADO HASTA LA PRIMERA ACTUALIZACIÓN Y LA PÉRDIDA POR TENENCIA DE ACTIVOS NO MONETARIOS QUE REPRESENTA EL CAMBIO EN EL NIVEL ESPECÍFICO DE PRECIOS DE LOS TERRENOS QUE SE INCREMENTÓ POR DEBAJO DE LA INFLACIÓN.

M. RESULTADO POR POSICIÓN MONETARIA - EL RESULTADO POR POSICIÓN MONETARIA, QUE REPRESENTA LA EROSIÓN DEL PODER ADQUISITIVO DE LAS PARTIDAS MONETARIAS ORIGINADA POR LA INFLACIÓN, SE CALCULA APLICANDO FACTORES DERIVADOS DEL INPC A LA POSICIÓN MONETARIA NETA MENSUAL. LA PÉRDIDA SE ORIGINA DE MANTENER UNA POSICIÓN MONETARIA ACTIVA NETA.

N. UTILIDAD POR ACCIÓN - LA UTILIDAD BÁSICA POR ACCIÓN ORDINARIA SE CALCULA DIVIDIENDO LA UTILIDAD NETA MAYORITARIA ENTRE EL PROMEDIO PONDERADO DE ACCIONES ORDINARIAS EN CIRCULACIÓN DURANTE EL EJERCICIO.

4. INVERSIONES TEMPORALES Y EFECTIVO

	2005	2004
INVERSIONES TEMPORALES (1)	$ 973,599	$ 702,390
EFECTIVO	102,945	135,512
	$1,076,544	$ 837,902

(1) INCLUYE $95,408 QUE SE ENCUENTRAN REPRESENTADOS POR CERTIFICADOS BURSÁTILES DE INDEMNIZACIÓN CARRETERA SEGREGABLES ("CBICS"), EMITIDOS POR EL BANCO NACIONAL DE OBRAS Y SERVICIOS PÚBLICOS, S. N. C. LOS CUALES GENERAN UNA TASA DE INTERÉS ANUAL DEL 4%. LA COMPAÑÍA HA DECIDIDO CONSERVAR DICHOS INSTRUMENTOS A SU VENCIMIENTO, LOS BENEFICIOS QUE OBTENDRÁ, ADEMÁS DE LOS INTERESES GENERADOS SERÁ EL MONTO DE LA INFLACIÓN DEL PERÍODO DE VIGENCIA DE LOS CBICS. ESTA INVERSIÓN NO TIENE LIMITACIÓN PARA LLEVAR A CABO SU REALIZACIÓN EN EL CORTO PLAZO.

5. CLIENTES

	2005	2004
COMO PROMOTOR:		
CLIENTES POR AVANCE DE OBRA	$1,723,586	$1,581,558
COMO CONTRATISTA:		
ESTIMACIONES POR COBRAR	6,160	576
	1,729,746	1,582,134
ESTIMACIÓN PARA CUENTAS DE COBRO DUDOSO	(3,572)	(569)
ESTIMACIÓN PARA CANCELACIÓN DE CONTRATOS	(13,376)	(11,040)
	$1,712,798	$1,570,525
	==========	==========

6. INVENTARIOS Y TERRENOS PARA FUTURAS CONSTRUCCIONES

A. LOS INVENTARIOS SE ANALIZAN COMO SIGUE:

	2005	2004
OBRAS EN PROCESO	$1,572,929	$1,635,264
TERRENOS EN PROCESO DE DESARROLLO	1,412,763	1,108,480
TERRENOS PARA FUTURAS CONSTRUCCIONES A CORTO PLAZO	1,204,228	1,103,540
ALMACEN DE MATERIALES PARA CONSTRUCCIÓN	123,389	122,917
ANTICIPO A PROVEEDORES	242,272	287,782
	4,555,581	4,257,983
TERRENO PARA FUTURAS CONSTRUCCIONES A LARGO PLAZO	436,991	334,035
	$4,992,572	$4,592,018
	==========	==========

B. LA COMPAÑÍA SIGUE LA POLÍTICA DE LOCALIZAR Y ADQUIRIR TERRENOS CADA AÑO, TENIENDO COMO OBJETIVO QUE LOS TERRENOS PARA FUTURAS CONSTRUCCIONES PUEDAN TENER UN PERIODO DE CONSTRUCCIÓN Y DESARROLLO DE VIVIENDAS, CLASIFICANDO DENTRO DEL CORTO PLAZO AQUELLOS TERRENOS QUE ACTUALMENTE SE ESTÁN DESARROLLANDO O QUE SE ESTIMA SE VAN A DESARROLLAR DENTRO DEL SIGUIENTE AÑO Y A LARGO PLAZO AQUELLOS TERRENOS POR LOS CUALES AÚN NO EXISTEN PLANES PARA SU DESARROLLO.

C. DURANTE EL EJERCICIO DE 2004 LA COMPAÑÍA ADQUIRIÓ UN TERRENO POR UN VALOR DE $140,995 EL CUAL SE OTORGÓ EN GARANTÍA HIPOTECARIA PARA ASEGURAR EL PAGO DEL MISMO. EL MONTO PENDIENTE DE PAGO AL 31 DE MARZO DE 2005 ES DE 6,270 MILES DE DÓLARES AMERICANOS EQUIVALENTE A $70,099, DE LOS CUALES $35,049 SE PRESENTA DENTRO DEL RUBRO DE PROVEEDORES Y $35,049 EN OTROS CRÉDITOS.

D. EN DICIEMBRE DE 2004, LA COMPAÑÍA ADQUIRIÓ UN TERRENO POR $138,809, POR EL QUE NO SE HA REALIZADO EL TRASLADO DE DOMINIO DE PROPIEDAD SINO HASTA EL MOMENTO DE SU LIQUIDACIÓN. EL IMPORTE POR PAGAR AL 31 DE MARZO DE 2005, ES DE $57,966 QUE SE PRESENTA DENTRO DEL RUBRO DE PROVEEDORES.

7. OTROS ACTIVOS

	2005	2004
OTRAS CUENTAS POR COBRAR	$ 28,596	$ 13',550
IMPUESTOS POR RECUPERAR (PRINCIPALMENTE IVA, ISR E IMPAC)	21,822	19,897
PAGOS ANTICIPADOS	19,726	18,522
DEPÓSITOS EN GARANTÍA	42,659	53,095
	$ 112,803	$ 105,064

8. INVERSIÓN EN ACCIONES DE COMPAÑÍAS ASOCIADAS

LAS INVERSIONES EN ACCIONES DE COMPAÑÍAS ASOCIADAS QUE SE VALÚAN A TRAVÉS DEL MÉTODO DE PARTICIPACIÓN SON:

COMPAÑIA ASOCIADA	% DE PART.	VALOR CONTABLE DE LA PARTICIPACIÓN		PARTICIPACIÓN EN LOS RESULTADOS	
		2005	2004	2005	2004
CENTRO SAN MIGUEL, S.DE R.L.(1)(CSM)	50.00	$ 5,475	$ 6,838	$ (358)	$(2,143)
CENTRO REGIONAL LAS AMERICAS, S. DE R.L.(2)(CRAS)	50.00	39,772	-	(5,091)	-
HABITANIA MONTES DE OCA, S.A.DE C. V. (3)	33.33	5,460	-	60	-
		$ 50,707	$ 6,838	$(5,389)	$(2,143)

(1 A PARTIR DEL 1 DE ENERO DE 2004, SE APLICA EL 50% A LOS RESULTADOS DE LA INVERSIÓN

(2) A PARTIR DEL 1 DE JULIO DE 2004, LA COMPAÑÍA PARTICIPA EN ESTA INVERSIÓN CUYO OBJETO PRINCIPAL ES LA CONSTRUCCIÓN, COMERCIALIZACIÓN, ARRENDAMIENTO Y ADMINISTRACIÓN, DE TODO TIPO DE PROYECTOS INMOBILIARIOS INCLUYENDO CENTROS COMERCIALES.

(3) A PARTIR DEL 9 DE SEPTIEMBRE 2004, LA COMPAÑÍA PARTICIPA EN ESTA INVERSIÓN CUYO OBJETO PRINCIPAL ES LA PLANEACIÓN, DESARROLLO, CONSTRUCCIÓN Y PROMOCIÓN DE UN CONDOMINIO QUE CONSTA DE 44 DEPARTAMENTOS.

9. INMUEBLES, MAQUINARIA Y EQUIPO

	2005	2004
EDIFICIO EN CONDOMINIO	$ 57,925	$ 82,496
EDIFICIO PARA ARRENDAMIENTO	36,889	23,571
MAQUINARIA Y EQUIPO	484,874	510,319
EQUIPO DE TRANSPORTE	60,553	47,357
MOBILIARIO Y EQUIPO DE OFICINA	51,544	50,374
	691,785	714,117
DEPRECIACIÓN ACUMULADA	(353,924)	(335,675)
	337,861	378,442
TERRENO	33,555	5,765
CONSTRUCCIÓN EN PROCESO	-	17,235
	$ 371,416	$ 401,442
EQUIPOS ADQUIRIDOS MEDIANTE CONTRATOS DE ARRENDAMIENTO FINANCIERO:		
MAQUINARIA Y EQUIPO	119,593	96,477
EQUIPO DE TRANSPORTE	46,564	55,907
MOBILIARIO Y EQUIPO DE OFICINA	4,725	-
DEPRECIACIÓN ACUMULADA	(44,787)	(26,970)
	126,095	125,414
	$ 497,511	$ 526,856

10. CUENTAS Y DOCUMENTOS POR COBRAR A ASOCIADAS

	2005	2004
DOCUMENTOS POR COBRAR A CENTRO SAN MIGUEL, S. DE R. L.(1)	$ 88,319	$ 72,812
CUENTAS Y DOCUMENTOS POR COBRAR A CENTRO REGIONAL LAS AMERICAS, S.DE R.L.(CRAS)(2)	79,199	-
OTRAS CUENTAS POR COBRAR A CENTRO SAN MIGUEL, S. DE R. L.	20,056	20,878
OTRAS CUENTAS POR COBRAR	3,606	4,430
	191,180	98,120
MENOS CUENTA POR COBRAR A CORTO PLAZO	(23,662)	(25,308)
	$ 167,518	$ 72,812

(1) DEVENGA INTERESES A LA TASA ANUAL FIJA DEL 18%, EL VENCIMIENTO DE CAPITAL E INTERESES ES EL 23 DE DICIEMBRE DE 2013.

(2) CRAS TIENE CELEBRADO UN CONTRATO DE APERTURA DE CRÉDITO CON PDCC POR $230,000, CON FECHA LÍMITE PARA LA DISPOSICIÓN DEL MISMO EL 31 DE AGOSTO DE 2006. AL 31 DE MARZO DE 2005 CRAS HA DISPUESTO DE $74,526. LAS DISPOSICIONES DE EFECTIVO DEL CRÉDITO GENERAN INTERESES A LA TASA ANUAL DEL 21%. CRAS SE OBLIGA A DESTINAR LOS PRÉSTAMOS AL

DESARROLLO DEL PROYECTO DENOMINADO "CENTRO COMERCIAL LAS AMÉRICAS" Y DEMÁS ACTIVIDADES MERCANTILES. EL PLAZO DE LAS DISPOSICIONES SERÁ DE ACUERDO CON LAS FECHAS DE VENCIMIENTO ESTABLECIDAS EN CADA DISPOSICIÓN.

11. INSTITUCIONES DE CRÉDITO

LA COMPAÑÍA CUENTA CON LÍNEAS DE CRÉDITO VIGENTES CON DIVERSAS INSTITUCIONES FINANCIERAS POR UN TOTAL DE APROXIMADAMENTE $1,721,000.

DURANTE EL PERIODO, LA COMPAÑÍA UTILIZÓ LAS LÍNEAS DE CRÉDITO DISPONIENDO POR UN MONTO DE $125,000, LOS CUALES FUERON LIQUIDADOS ANTES DEL 31 DE MARZO DE 2005.

12. IMPUESTOS Y GASTOS ACUMULADOS

	2005	2004
IMPUESTOS, EXCEPTO IMPUESTO SOBRE LA RENTA E IMPUESTO AL ACTIVO	$ 18,171	$ 18,066
GASTOS ACUMULADOS	145,984	108,694
INTERESES POR PAGAR	-	1,457
FONDOS RETENIDOS EN GARANTÍA	75,575	65,749
ANTICIPOS DE CLIENTES	323,009	319,496
	562,739	513,462
PORCIÓN CIRCULANTE DE OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO FINANCIERO	39,318	33,603
	$ 602,057	$ 547,065

13. OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO FINANCIERO

A. OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO FINANCIERO DE EQUIPO QUE TIENEN TASAS QUE VAN DEL 7.35% AL 11.83% DE INTERÉS ANUAL AL 31 DE MARZO DE 2005.

B. AL 31 DE MARZO DE 2005 Y 2004, LOS COMPROMISOS MÍNIMOS DE PAGO POR ARRENDAMIENTOS CAPITALIZABLES SON:

	2005	2004
ACREEDORES POR CONTRATOS DE ARRENDAMIENTO	$ 104,376	$ 116,182
INTERESES NO DEVENGADOS	-	(2,696)
VALOR PRESENTE DE LAS OBLIGACIONES	104,376	113,486
PORCIÓN CIRCULANTE DE LAS OBLIGACIONES	(39,318)	(33,603)
PORCIÓN A LARGO PLAZO DE ARRENDAMIENTO CAPITALIZABLE	$ 65,058	$ 79,883

EL PASIVO POR CONTRATOS DE ARRENDAMIENTO CAPITALIZABLE VENCE COMO SIGUE:

AÑO QUE TERMINARÁ EL 31 DE MARZO DE	
2007	37,361
2008	27,260
2009	437
	$ 65,058

14. CAPITAL CONTABLE

A. EL CAPITAL CONTABLE DE LA COMPAÑÍA AL 31 DE MARZO DE 2005, SE ANALIZA COMO SIGUE:

	NÚMERO DE ACCIONES	*VALOR* NOMINAL	EFECTOS DE ACTUALIZACIÓN	TOTAL
CAPITAL SOCIAL:				
CAPITAL FIJO SERIE ÚNICA	327,698,074	$ 436,933	$ 524,775	$ 961,708
PRIMA EN SUSCRIPCIÓN DE ACCIONES		219,406	293,354	512,760
RESERVA PARA LA ADQUISICIÓN DE ACCIONES PROPIAS		31,872	41,069	72,941
PRIMA EN RECOLOCACIÓN DE ACCIONES RECOMPRADAS		18,692	3,068	21,760
UTILIDADES RETENIDAS		5,084,662	387,554	5,472,216
INSUFICIENCIA EN LA ACTUALIZACIÓN DEL CAPITAL CONTABLE		-	(267,227)	(267,227)
EFECTO ACUMULADO DE ISR DIFERIDO		(634,037)	(206,388)	(840,425)
INTERÉS MINORITARIO EN SUBSIDIARIAS CONSOLIDADAS		21,306	1,527	22,833
TOTAL	327,698,074	$5,178,834	$ 777,732	$5,956,566

B. DE ACUERDO CON LA RESOLUCIÓN ADOPTADA EN LA ASAMBLEA GENERAL ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS DE ARA CELEBRADA EL 22 DE ABRIL DE 2002, SE RESUELVE DESTINAR HASTA UN 20% DEL CAPITAL CONTABLE A LA COMPRA DE ACCIONES PROPIAS EN TÉRMINO DE LO PREVISTO EN EL ARTÍCULO 14 BIS 3, FRACCIÓN I DE LA LEY DE MERCADO DE VALORES.

C. EL CAPITAL SOCIAL AL 31 DE MARZO DE 2005 Y 2004 ESTA REPRESENTANDO POR 328,211,874 ACCIONES ORDINARIAS NOMINATIVAS, SIN EXPRESIÓN DE VALOR NOMINAL, SERIE ÚNICA, DE SUSCRIPCIÓN LIBRE, ÍNTEGRAMENTE SUSCRITAS Y PAGADAS.

D. DURANTE EL PERIODO DE 2005 Y 2004, LA COMPAÑÍA EFECTUÓ OPERACIONES DE COMPRA Y VENTA DE ACCIONES PROPIAS Y POR LAS CUALES INCURRIÓ EN UNA GANANCIA DE $615 Y $1,491 RESPECTIVAMENTE.

AL 31 DE MARZO DE 2005, LA COMPAÑÍA TENÍA 513,800 ACCIONES RECOMPRADAS, LAS CUALES ESTABAN PENDIENTES DE COLOCARSE A ESA FECHA. EL VALOR DE MERCADO DE LAS ACCIONES AL 31 DE MARZO DE 2005 FUE DE $37.11 POR ACCIÓN.

E. LAS UTILIDADES RETENIDAS INCLUYEN LA RESERVA LEGAL. DE ACUERDO CON LA LEY GENERAL DE SOCIEDADES MERCANTILES, DE LAS UTILIDADES NETAS DEL EJERCICIO DEBEN SEPARARSE UN 5% COMO MÍNIMO PARA FORMAR LA RESERVA LEGAL, HASTA QUE SU IMPORTE ASCIENDA AL 20% DEL CAPITAL SOCIAL. LA RESERVA LEGAL PUEDE CAPITALIZARSE, PERO NO DEBE REPARTIRSE A MENOS QUE SE DISUELVA LA SOCIEDAD, Y DEBE SER RECONSTITUIDA CUANDO DISMINUYA POR CUALQUIER MOTIVO. AL 31 DE MARZO DE 2005 Y 2004, SU IMPORTE ASCIENDE A $189,973 Y $154,070, RESPECTIVAMENTE.

F. LA DISTRIBUCIÓN DEL CAPITAL CONTABLE, EXCEPTO POR LOS IMPORTES ACTUALIZADOS DEL CAPITAL APORTADO Y DE LAS UTILIDADES RETENIDAS FISCALES, CAUSARÁ EL IMPUESTO SOBRE LA RENTA SOBRE DIVIDENDOS A CARGO DE LA COMPAÑÍA A LA TASA VIGENTE. EN EL AÑO DE 2004 LA TASA FUE DEL 33%,SE REDUCE LA TASA DEL ISR AL 30% PARA EL AÑO 2005 Y SE REDUCIRÁ EN UN PUNTO PORCENTUAL EN CADA AÑO, HASTA LLEGAR AL 28% A PARTIR DEL 2007, EN ADELANTE. EL IMPUESTO QUE SE PAGUE POR DICHA DISTRIBUCIÓN,SE PODRÁ ACREDITAR CONTRA EL IMPUESTO SOBRE LA RENTA DEL EJERCICIO EN EL QUE SE PAGUE EL IMPUESTO SOBRE DIVIDENDOS Y EN LOS DOS EJERCICIOS INMEDIATOS SIGUIENTES, CONTRA EL IMPUESTO DEL EJERCICIO Y LOS PAGOS PROVISIONALES DE LOS MISMOS.

15. SALDOS Y OPERACIONES EN MONEDA EXTRANJERA

A. LA POSICIÓN MONETARIA EN MONEDA EXTRANJERA AL 31 DE MARZO ES:

	2005	2004
MILES DE DÓLARES ESTADOUNIDENSES		
ACTIVOS MONETARIOS	$ 9,905	$ 5,896
PASIVOS MONETARIOS	(11,389)	(1,469)
POSICIÓN (PASIVA) ACTIVA, NETA	(1,484)	4,427
EQUIVALENTE EN PESOS	$ (16,589)	$ 51,640

B. LAS OPERACIONES EN MONEDA EXTRANJERA FUERON COMO SIGUE:

	2005	2004
	(EN MILES DE DÓLARES AMERICANOS)	
COMPRAS Y ANTICIPOS DE TERRENOS EN MÉXICO	1,721	-
ADQUISICIÓN DE EQUIPO	17	1,549

C. LOS TIPOS DE CAMBIO VIGENTES A LA FECHA DE LOS ESTADOS FINANCIEROS FUERON COMO SIGUE:

	AL 31 DE MARZO DE 2005	2004
DÓLAR AMERICANO	$11.18	$11.17

16. TRANSACCIONES CON PARTES RELACIONADAS

LA COMPAÑIA EFECTUÓ TRANSACCIONES CON LAS COMPAÑÍAS ASOCIADAS DURANTE EL CURSO NORMAL DE SUS OPERACIONES, COMO SIGUE:

	2005	2004
INGRESOS POR:		
SERVICIOS ADMINISTRATIVOS	$ 230	$ -
VENTA DE TERRENO	$ 4,271	$ -
ADMINISTRACIÓN DE OBRA	$ 449	$ -
INTERESES-NETO	$ 5,749	$ 3,313
COSTOS POR:		
VENTA DE TERRENO	$ 2,904	$ -

17. OTROS (GASTOS) INGRESOS, NETO

	2005	2004
OTROS (GASTOS) INGRESOS-NETO (INGRESOS PRINCIPALMENTE POR COBRO DE EXCEDENTE EN GASTOS)	$ (2,415)	$ 9,561

18. IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO Y PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES

LA COMPAÑÍA Y SUS SUBSIDIARIAS ESTÁN SUJETAS, INDIVIDUALMENTE, AL IMPUESTO SOBRE LA RENTA (ISR) Y AL IMPUESTO AL ACTIVO (IMPAC). EL ISR SE CALCULA CONSIDERANDO COMO GRAVABLES O DEDUCIBLES CIERTOS EFECTOS DE LA INFLACIÓN, TALES COMO LA DEPRECIACIÓN CALCULADA SOBRE VALORES EN PRECIOS CONSTANTES Y LA DEDUCCIÓN DE COMPRAS EN LUGAR DE LOS COSTOS, LO QUE PERMITE DEDUCIR COSTOS ACTUALES, Y SE ACUMULA O DEDUCE EL EFECTO DE LA INFLACIÓN SOBRE CIERTOS ACTIVOS Y PASIVOS MONETARIOS A TRAVÉS DEL AJUSTE ANUAL POR INFLACIÓN, EL CUAL ES SIMILAR AL RESULTADO POR POSICIÓN MONETARIA.
LA TASA DEL ISR FUE DEL 33% EN 2004 Y 30% EN 2005. POR OTRA PARTE EL IMPAC SE CAUSA A RAZÓN DEL 1.8% DEL PROMEDIO NETO DE LA MAYORÍA DE LOS ACTIVOS (A VALORES ACTUALIZADOS) Y DE CIERTOS PASIVOS, Y SE PAGA ÚNICAMENTE POR EL MONTO EN QUE EXCEDA AL ISR DEL AÑO; CUALQUIER PAGO QUE SE EFECTÚE ES RECUPERABLE CONTRA EL MONTO EN QUE EL ISR EXCEDA AL IMPAC EN LOS DIEZ EJERCICIOS SUBSECUENTES.

ANEXO 2

A. EL ISR Y LA PTU, SE INTEGRAN COMO SIGUE:

	2005	2004
ISR:		
CAUSADO	$ 41,039	$ 28,692
DIFERIDO	39,484	58,521
	$ 80,523	$ 87,213
PTU CAUSADA	$ 332	$ 283

B. LA TASA EFECTIVA DEL ISR DE 2005 Y 2004 DIFIERE DE LA TASA LEGAL, DEBIDO PRINCIPALMENTE A CIERTAS DIFERENCIAS PERMANENTES COMO GASTOS NO DEDUCIBLES Y EFECTOS DE LA INFLACIÓN.

C. LOS PRINCIPALES CONCEPTOS QUE ORIGINAN EL SALDO DEL PASIVO POR IMPUESTO SOBRE LA RENTA DIFERIDO, SON:

	2005	2004
IMPUESTO SOBRE LA RENTA DIFERIDO ACTIVO(PASIVO):		
INVENTARIOS Y TERRENOS PARA FUTURAS CONSTRUCCIONES	$(1,312,980)	$(1,245,666)
CLIENTES POR AVANCE DE OBRA	(434,190)	(523,485)
INMUEBLES, MAQUINARIA Y EQUIPO	(62,250)	(69,370)
ANTICIPOS DE CLIENTES	93,491	87,698
ESTIMACIÓN PARA CUENTAS DE COBRO DUDOSO Y PARA CANCELACIÓN DE CONTRATOS	4,712	3,715
OTROS, NETO	22,779	4,767
ISR DIFERIDO DE DIFERENCIAS TEMPORALES	(1,688,438)	(1,742,341)
EFECTO DE PÉRDIDAS FISCALES POR AMORTIZAR	28,681	41,523
IMPUESTO AL ACTIVO PAGADO POR RECUPERAR	17,277	14,286
	45,958	55,809
ESTIMACIÓN PARA VALUACIÓN DEL ACTIVO POR IMPUESTO SOBRE LA RENTA DIFERIDO (1)	(34,263)	(25,225)
PASIVO A LARGO PLAZO NETO	$(1,676,743)	$(1,711,757)

(1) LA ESTIMACIÓN PARA VALUACIÓN CORRESPONDE AL IMPUESTO SOBRE LA RENTA DIFERIDO ACTIVO DE CONSORCIO ARA, S.A. DE C.V. Y PDCC GENERADO EN FORMA INDIVIDUAL, CUYO BENEFICIO NO SE REGISTRÓ DEBIDO A LA INCERTIDUMBRE DE SU RECUPERACIÓN.

D. LOS BENEFICIOS DE LAS PÉRDIDAS FISCALES PENDIENTES DE AMORTIZAR AL 31 DE MARZO DE 2005 SON DE $98,899 Y EL IMPAC POR RECUPERAR DE $17,277 POR LOS QUE YA SE HA RECONOCIDO PARCIALMENTE EL ACTIVO POR ISR DIFERIDO Y UN PAGO ANTICIPADO POR ISR, RESPECTIVAMENTE, PUEDEN RECUPERASE CUMPLIENDO CON CIERTOS REQUISITOS.

19. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

LA COMPAÑÍA OPERA COMO PROMOTOR, CONTRATISTA Y ARRENDADOR, COMO SE EXPLICA EN LA NOTA 1. LA INFORMACIÓN RESPECTO A INGRESOS Y COSTOS RELATIVOS A TAL ACTIVIDAD, ES LA SIGUIENTE:

	2005	2004
INGRESOS		
COMO PROMOTOR	$ 1,355,435	$ 1,215,479
COMO CONTRATISTA	878	-
ARRENDAMIENTO DE CENTROS Y LOCALES COMERCIALES	2,710	2,318
	$ 1,359,023	$ 1,217,797
COSTOS		
COMO PROMOTOR	$ 965,098	$ 864,644
COMO CONTRATISTA	628	-
ARRENDAMIENTO DE CENTROS Y LOCALES COMERCIALES	1,414	1,197
	$ 967,140	$ 865,841

NO EXISTEN TRANSACCIONES IMPORTANTES REALIZADAS ENTRE LOS DIFERENTES SEGMENTOS DE NEGOCIO.

LOS INGRESOS COMO PROMOTOR, CONTRATISTA Y POR ARRENDAMIENTOS DE LA COMPAÑÍA SON REALIZADOS EN SU TOTALIDAD EN MÉXICO.

20. COMPROMISOS

A. FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN - LA COMPAÑÍA LLEVÓ A CABO UN CONTRATO DE FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN PARA EL DESARROLLO Y COMERCIALIZACIÓN DE UN CONJUNTO HABITACIONAL DE 765 CASAS HABITACIÓN DENOMINADO HACIENDA LA GLORIA EN CARRILLO PUERTO, QUERÉTARO. LAS PRINCIPALES CARACTERÍSTICAS DEL FIDEICOMISO SON:

PARTICIPANTES - LOS PARTICIPANTES SON: LACUPUESCO, S. A. DE C. V. (FIDEICOMITENTE Y FIDEICOMISARIA A) "LACUPUESCO"; PROMOTORA COMERCIAL DIECINUEVE, S. A. DE C. V. (FIDEICOMITENTE Y FIDEICOMISARIA B) "PC19"; CUARA (FIDEICOMITENTE Y FIDEICOMISARIA C) Y GRUPO FINANCIERO SANTANDER SERFÍN (FIDUCIARIA) "SANTANDER".

APORTACIONES - LAS APORTACIONES AL FIDEICOMISO DE CADA UNO DE LOS PARTICIPANTES SON COMO SIGUE: LACUPUESCO APORTA EL TERRENO EN QUERÉTARO CON UN VALOR DE $13,252, CUARA APORTA LA CONSTRUCCIÓN Y COMERCIALIZACIÓN DEL CONJUNTO HABITACIONAL CON RECURSOS PROPIOS, Y PC19 APORTA EL TÍTULO DE CONCESIÓN DE LOS DERECHOS DE AGUA.

CONTRAPRESTACIÓN - POR LA VENTA O TRANSMISIÓN DE LAS UNIDADES HABITACIONALES LACUPUESCO RECIBE 15% Y CUARA EL 85% SOBRE EL PRECIO DE VENTA.

VIGENCIA - EL CONTRATO TENDRÁ UNA VIGENCIA 36 MESES CONTADOS A PARTIR DE LA FECHA DE OBTENCIÓN DE LA LICENCIA DE CONSTRUCCIÓN (23 DE DICIEMBRE DE 2003). EN CASO DE QUE AL TÉRMINO DE ESTE PLAZO NO SE HAYA CONCLUIDO EL CONJUNTO HABITACIONAL, O TODAVÍA HUBIERE CASAS QUE NO SE HAYAN VENDIDO O TRANSMITIDO (POR ESTAR EN PROCESO DE CONSTRUCCIÓN O BIEN PORQUE NI SIQUIERA SE HAYA INICIADO LA CONSTRUCCIÓN), LACUPUESCO TENDRÁ LA FACULTAD DE PRORROGAR EL CONTRATO POR 6 MESES MÁS, O BIEN, SOLICITAR LA LIQUIDACIÓN DEL 15% PACTADO DE ACUERDO AL ÚLTIMO PRECIO DE VENTA REPORTADO. POR EL PERIODO DEL 1° DE ENERO AL 31 DE MARZO DE 2005 SE HAN REGISTRADO POR PORCIENTO DE AVANCE DE OBRA EJECUTADA 44 CASAS POR UN IMPORTE DE $596 POR VIVIENDA.

B. FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN - EN OCTUBRE DE 2003, LA COMPAÑÍA LLEVÓ A CABO UN CONTRATO DE FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN PARA EL DESARROLLO Y COMERCIALIZACIÓN DE UN CONJUNTO HABITACIONAL DESTINADO A LOS TRABAJADORES DEL GOBIERNO DEL ESTADO DE MICHOACÁN Y DE LOCALES COMERCIALES EN CAPULA, MORELIA. EL DESARROLLO SE DIVIDE EN EL PROYECTO ARA, EL PROYECTO SARE, UN ÁREA COMERCIAL BÁSICA, UN ÁREA COMERCIAL Y TIERRA BREÑA. LAS PRINCIPALES CARACTERÍSTICAS DEL FIDEICOMISO SON:

PARTICIPANTES - LOS PARTICIPANTES SON: INSTITUTO DE VIVIENDA DEL ESTADO DE MICHOACÁN DE OCAMPO (FIDEICOMITENTE Y FIDEICOMISARIA A) "IVEMO"; CIISA (FIDEICOMITENTE Y FIDEICOMISARIA B); FISARE, S. A. DE C. V. (FIDEICOMITENTE Y FIDEICOMISARIA C) "FISARE" Y BANCO AZTECA, S. A. (FIDUCIARIA) "BANCO AZTECA".

APORTACIONES - LAS APORTACIONES AL FIDEICOMISO DE CADA UNO DE LOS PARTICIPANTES SON COMO SIGUE: IVEMO APORTA EL TERRENO EN CAPULA, MORELIA (EL "INMUEBLE") Y LA CONCESIÓN DE LOS DERECHOS DE AGUA, CIISA Y SARE APORTAN CADA UNO EL 50% DE LA URBANIZACIÓN, EDIFICACIÓN Y OBRAS INTERNAS EN LOS PROYECTOS ARA Y SARE, RESPECTIVAMENTE.

CONTRAPRESTACIÓN - POR LA VENTA O TRANSMISIÓN DE LAS UNIDADES HABITACIONALES EN LOS PROYECTOS ARA Y SARE, IVEMO RECIBE EL 8% DEL PRECIO DE VENTA DE CADA VIVIENDA, Y CIISA Y SARE RECIBEN CADA UNO EL 92%, RESPECTIVAMENTE.

EL ÁREA COMERCIAL, TIERRA BREÑA Y ÁREA COMERCIAL BÁSICA SERÁN REVERTIDAS A IVEMO.

VIGENCIA - EL FIDEICOMISO TENDRÁ LA DURACIÓN NECESARIA PARA EL CUMPLIMIENTO DE SUS FINALIDADES. IVEMO SE RESERVA LA FACULTAD PARA REVERTIR PARTE O LA TOTALIDAD DEL INMUEBLE SIEMPRE Y CUANDO ESTE NO HAYA SIDO COMPROMETIDO CON TERCEROS ADQUIRENTES Y RESTITUIR LOS GASTOS EN INVERSIONES QUE CIISA Y SARE HUBIEREN REALIZADO EN LAS OBRAS DE URBANIZACIÓN. POR EL PERIODO DEL 1° DE ENERO AL 31 DE MARZO DE 2005 SE HAN REGISTRADO POR PORCIENTO DE AVANCE DE OBRA EJECUTADA 71 CASAS POR UN IMPORTE DE $238 POR VIVIENDA.

C. FIDEICOMISO TRASLATIVO DE DOMINIO Y DE ADMINISTRACIÓN - CIISA CELEBRÓ UN CONTRATO DE FIDEICOMISO TRASLATIVO DE DOMINIO Y DE ADMINISTRACIÓN EL 18 DE AGOSTO DE 2004 CON UNA TIENDA DEPARTAMENTAL Y BANCO J. P. MORGAN, S. A. INSTITUCIÓN DE BANCA MÚLTIPLE, J. P. MORGAN GRUPO FINANCIERO, DIVISIÓN FIDUCIARIO, MEDIANTE EL CUAL SE TRANSMITE UNA PARTE DEL TERRENO LAS AMÉRICAS A LA TIENDA DEPARTAMENTAL, EN EL QUE SE DESARROLLARÁ EL CENTRO COMERCIAL LAS AMÉRICAS.

LAS OBLIGACIONES PARA CIISA O SU AFILIADA CRAS SON ENTRE OTRAS, A) LA OBLIGACIÓN LLEVAR A CABO A SU CARGO Y POR SU CUENTA LA CONSTRUCCIÓN Y MEJORAS DEL CENTRO COMERCIAL (EXCEPTO LA TIENDA DEPARTAMENTAL), SU ESTACIONAMIENTO INCLUYENDO EL DE LA TIENDA DEPARTAMENTAL, DE CONFORMIDAD CON EL PROYECTO EJECUTIVO RESPECTIVO; B) EN SU MOMENTO OPERAR EL CENTRO COMERCIAL (EXCEPTO POR EL ALMACÉN DE LA TIENDA DEPARTAMENTAL).

D. FIDEICOMISO TRASLATIVO DE DOMINIO - EL 22 DE DICIEMBRE DE 2004, LA COMPAÑÍA CELEBRÓ UN CONTRATO DE FIDEICOMISO TRASLATIVO DE DOMINIO PARA LA ADQUISICIÓN DE UN INMUEBLE UBICADO EN PUEBLA.

PARTICIPANTES - LOS PARTICIPANTES SON: CEMEX MÉXICO, S. A. DE C. V. (FIDEICOMITENTE A) "CEMEX", CONSORCIO DE INGENIERÍA INTEGRAL, S. A. DE C. V. (FIDEICOMITENTE B) "CIISA" Y BANCA SERFIN, S. A. INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER SERFIN (FIDUCIARIO) "BANCA SERFIN".

APORTACIONES - EL PATRIMONIO DEL FIDEICOMISO SE CONSTITUYE DE LA SIGUIENTE MANERA:

A. LA PROPIEDAD DE UN INMUEBLE DE 449,755M2 UBICADO EN PUEBLA, APORTADO POR CEMEX, ASÍ COMO AQUELLAS OBRAS Y MEJORAS QUE REALICE CIISA.

B. APORTACIONES EN EFECTIVO QUE OBTENGA BANCA SERFIN POR LA INDEMNIZACIÓN DEL INMUEBLE.

C. LOS PLANOS, PERMISOS, AUTORIZACIONES, PROYECTOS Y DEMÁS DOCUMENTOS Y AUTORIZACIONES RELACIONADAS CON EL PROYECTO A REALIZAR, QUE APORTE CIISA PARA EFECTUAR LAS OBRAS DE URBANIZACIÓN Y CONSTRUCCIÓN DEL DESARROLLO HABITACIONAL.

OBLIGACIONES - CIISA SE OBLIGA A CUMPLIR CON LOS CONTRATOS DE SUMINISTRO FIRMADOS CON CEMEX, Y PARA EFECTO DE QUE SEA AUTORIZADA LA COMPRA-VENTA Y ENTREGA DE POSESIÓN DE LOS INMUEBLES FIDEICOMITIDOS, LA CONSTRUCCIÓN Y URBANIZACIÓN LA REALIZARÁ CON EL CEMENTO, Y OTROS MATERIALES, DE CEMEX.

CONTRAPRESTACIÓN - EL MONTO DE LA CONTRAPRESTACIÓN ASIGNADO AL INMUEBLE ES DE $244,667.

VIGENCIA - EL CONTRATO TENDRÁ UNA VIGENCIA DE CUATRO AÑOS CONTADOS A PARTIR DE LA FECHA DE FORMALIZACIÓN DEL FIDEICOMISO. AL CONCLUIR EL PLAZO, PUEDE RENOVARSE POR LOS FIDEICOMITENTES MEDIANTE LA SUSCRIPCIÓN DE UN CONVENIO CON EL FIDUCIARIO.

******

ANEXO 2

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA** TRIMESTRE: **1** AÑO: **2005**
CONSORCIO ARA, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos) COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 CONSORCIO DE INGENIERIA INTEGRAL, S.A. DE C.V.	CONSTRUCCION Y DESARROLLO	173,274,350	99.58	433,586	5,159,576
2 CONSTRUCTORA Y URBANIZADORA ARA, S.A. DE C.V.	CONSTRUCCION Y DESARROLLO	144,999,999	99.99	145,000	531,207
PROYECTOS URBANOS ECOLOGICOS, S.A. DE C.V.	CONSTRUCCION Y DESARROLLO	149,998	99.99	15,000	59,870
INMOBILIARIA ACRE, S.A. DE C.V.	BIENES RAICES	990,400	99.07	990	63,843
5 ASESORÍA TÉCNICA Y ADMINISTRATIVA GAVI, .S.A. DE	ADMINISTRACIÓN	3,429,998	99.99	3,430	24,867
6 COMERCIALIZACIÓN Y VENTAS, S.A.	COMERCIALIZACIÓN	980	98.00	1	22,178
7 PROMOTORA Y DESARROLLADORA DE CENTROS COMERCIALES	ARRENDAMIENTO	87,994,358	99.99	87,994	83,728
TOTAL DE INVERSIONES EN SUBSIDIARIAS				686,001	5,945,269
ASOCIADAS					
1 CENTRO SAN MIGUEL, S. DE R. L.	ARRENDAMIENTO Y ADMINISTRACIÓN	1	50.00	8,603	5,475
2 HABITANIA MONTES DE OCA, S.A. DE C.V.	CONSTUCCION Y DESARROLLO	54,000	33.33	5,400	5,460
3 CENTRO REGIONAL LAS AMERICAS, S. DE R. L.	ARRENDAMIENTO Y ADMINISTRACIÓN	1	50.00	20,790	39,772
		0	0 00	0	0
TAL DE INVERSIONES EN ASOCIADAS				34,793	50,707
OTRAS INVERSIONES PERMANENTES					0
TOTAL					5,995,976

OBSERVACIONES

CLAVE DE COTIZACION: ARA
CONSORCIO AR S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2005

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
PROVEEDORES																
PROVEEDORES																
PROVEEDORES DE TERRENOS			68 948	0	58,127	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORES DE MATERIALES			113,159	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			182,107	0	58,127	0	0	0	0	0	0	0	0	0	0	0
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
GASTOS ACUMULADOS			591 682	71,485	10,375	0	54,724	3,510	593	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			591,682	71,485	10,375	0	54,724	3,510	593	0	0	0	0	0	0	0
TOTAL			773,789	71,485	68,502	0	54,724	3,510	593	0	0	0	0	0	0	0

OBSERVACIONES

DENTRO DE GASTOS ACUMULADOS DENOMINADOS EN MONEDA EXTRANJERA CON VENCIMIENTO DE HASTA DOS AÑOS SE INCLUYEN PROVEEDORES DE TERRENOS A LARGO PLAZO POR $50,432.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA**
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2005**

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6

CONSOLIDADO
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
.IVO TOTAL	9,905	110,740	0	0	110,740
SIVO	11,389	127,329			127,329
CORTO PLAZO	6,127	68,502	0	0	68,502
LARGO PLAZO	5,262	58,827	0	0	58,827
SALDO NETO	(1,484)	(16,589)			(16,589)

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

EL TIPO DE CAMBIO UTILIZADO ES DE $11.18 POR DOLAR ESTADOUNIDENSE.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2005

CEDULA DE INTEGRACION Y CALCULO DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	3,144,593	2,836,510	(308,083)	0.00	0
FEBRERO	3,145,516	2,884,694	(260,822)	0.33	(861)
MARZO	3,387,717	3,012,998	(374,719)	0.45	(1,686)
ΊUALIZACION:	0	0	0	0.00	(4)
ᴗAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					(2,551)

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA**

TRIMESTRE: **1** AÑO: **2005**

CONSORCIO ARA, S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8

CONSOLIDADO
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICA

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS
NO APLICA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2005

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
GUANAJUATO	DESARROLLO INMOBILIARIO	0	0
QUERETARO	DESARROLLO INMOBILIARIO	0	0
QUINTANA ROO	DESARROLLO INMOBILIARIO	0	0
VERACRUZ	DESARROLLO INMOBILIARIO	0	0
SINALOA	DESARROLLO INMOBILIARIO	0	0
\SCO	DESARROLLO INMOBILIARIO	0	0
:RRERO	DESARROLLO INMOBILIARIO	0	0
JEBLA	DESARROLLO INMOBILIARIO	0	0
BAJA CALIFORNIA	DESARROLLO INMOBILIARIO	0	0
CHIHUAHUA	DESARROLLO INMOBILIARIO	0	0
DISTRITO FEDERAL	DESARROLLO INMOBILIARIO	0	0
NUEVO LEON	DESARROLLO INMOBILIARIO	0	0
SONORA	DESARROLLO INMOBILIARIO	0	0
MORELOS	DESARROLLO INMOBILIARIO	0	0
JALISCO	DESARROLLO INMOBILIARIO	0	0
TOLUCA	DESARROLLO INMOBILIARIO	0	0
MICHOACAN	DESARROLLO INMOBILIARIO	0	0
VALLE DE MÉXICO	DESARROLLO INMOBILIARIO	0	0

OBSERVACIONES

CLAVE DE COTIZACION: **ARA** TRIMESTRE: **1** AÑO: **2005**

CONSORCIO ARA, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
ACERO	ACEROS TURIA, S. A. DE C. V.			SI	0.61
ACERO	HERMANOS CASTRO, ACERO PARA L			SI	0.31
AC¯¯?O DE REFUERZO	MALLA SOLDADA, S.A DE C.V.			SI	1.21
·RO FUNDIDO	RIVERA VALENCIA RUBEN			SI	0.07
ACEROS	GAMA MATERIALES Y ACEROS, S.A			SI	0.09
ADITIVOS	BAUTECH, S.A. DE C.V.			SI	0.27
ADITIVOS	M.B.T. MEXICO, S.A. DE C.V.			SI	0.15
ADITIVOS	ADMIXTURE TECHONOLOGIES DE ME			SI	0.05
AGREGADOS	MONCAYO CEDILLO , S.A. DE C.V			SI	0.74
AGREGADOS	MARTINEZ MONCAYO JOSE RENE			SI	0.43
.REGADOS	JORDAN Y JORDAN CONSTRUCTORES			SI	0.22
AGREGADOS	NAVA CLAUDIO ROSENDA			SI	0.18
AGREGADOS	GRUPO ALVA CONSTRUCCIONES, S.			SI	0.18
AGREGADOS	AGREGADOS Y FLETES DEL SUR, S			SI	0.08
AGREGADOS	MARTINEZ VILLEGAS, S.A. DE C.			SI	0.06
‚ :GADOS	ESCOBEDO MONTES LUCIANO			SI	0.06
. :GADOS	SNTEITCSCRMCTM			SI	0.34
AGREGADOS	TRITURADOS Y BLOCK, S.A. DE C			SI	0.14
AGREGADOS	SANCHEZ SANCHEZ LUIS			SI	0.07
AGREGADOS	CALIZAS INDUSTRIALES DEL CARM			SI	0.05
AGREGADOS	TRIMSA, S.A. DE C.V.			SI	0.05
AGREGADOS	CALINTER, S.A. DE C.V.			SI	0.05
AGREGADOS	MATERIALES PARA LA CONSTRUCCI			SI	0.05
AGREGADOS	AGREGADOS Y BLOQUES CANCUN, S			SI	0.05
AGREGADOS	UNIBLOCK , S.A. DE C.V.			SI	0.05
AGREGADOS	GONZALEZ CONTRERAS ABRAHAM			SI	0.05
ALAMBRE RECOCIDO	COACERO, S.A. DE C.V.			SI	0.18
ALFOMBRAS	TERZA, S.A. DE C.V.			SI	0.06
ASFALTO	URBANIZACIÓN Y RIEGO BAJA CAL			SI	0.12
ASFALTO	BARDALES SANDOVAL CLAUDIO RAM			SI	0.09
CANCELERIA	CORPORATIVO VITRAVISIÓN, S.A.			SI	0.06
CEMENTO	CEMENTOS MOCTEZUMA, S.A. DE C			SI	2.61
CEMENTO	CEMEX MEXICO, S.A. DE C.V.			SI	0.76

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2005

MATERIAS PRIMAS DIRECTAS

PAGINA 2
CONSOLIDADO
Impresión Final

ANEXO 10

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
COMBUSTIBLES	F RUIZ E HIJOS, S.A. DE C.V.			SI	1.23
COMBUSTIBLES	DISTRIBUIDORA DE DIESEL Y DIA			SI	0.14
COMBUSTIBLES	PRESTACIONES MEXICANAS, S.A.			SI	0.07
CONCRETO	CONCRETOS LA SILLA, S.A. DE C			SI	0.25
CONCRETO	CEMEX CONCRETOS, S.A. DE C.V.			SI	0.21
CONCRETO	CONCRETOS APASCO, S.A. DE C.V			SI	0.07
CONCRETO	CONCRETOS CRUZ AZUL, S. A. DE			SI	0.90
CONCRETO	LATINOAMERICANA DE CONCRETOS,			SI	0.06
CONGOLIUM	PIVIDE, S.A. DE C.V.			SI	0.05
FERRETERIA	PLUMBERS CENTER, S.A. DE C.V.			SI	0.23
FERRETERIA	DISTRIBUIDORA FERRETERA LA UN			SI	0.18
FERRETERIA	COMERCIAL FERRETERA ERMITA, S			SI	0.07
FERRETERIA	FERRETERA PEGASO, S.A. DE C.V			SI	0.06
GEOMALLA Y PLATAFORMA	INGENIERIA INTERNACIONAL CON			SI	0.10
LAMINA NEGRA	MAQUILADOS NL, S.A. DE C.V.			SI	0.09
LOSETA VINILICA	LOSETAS ASFALTICAS, S.A. DE C			SI	0.10
[illegible]NTAS	NEUMATICOS MUEVETIERRA, S.A.			SI	0.05
MADERA	COMERCIAL TRIPLAYERA NONOALCO			SI	0.15
MADERA	TABLEROS Y CHAPAS DE GUERRERO			SI	0.07
MATERIAL DE PVC	CENTRAL DE PVC, S.A. DE C.V.			SI	0.10
MATERIAL ELECTRICO	GRUPO ALCIONE, S.A. DE C. V.			SI	0.27
MATERIAL FOFO	NUÑEZ BARRALES MARA JESSICA			SI	0.07
MATERIAL DE PVC	PLATICOS REX, S.A. DE C.V.			SI	0.83
PASTAS Y YESOS	ORTEGA ESCOBEDO MARIA ELENA			SI	0.09
PLACA DE POLIESTIRENO	POLIESPUMA DE MÉXICO, S.A. DE			SI	0.12
PUERTAS DE ALUMINIO	MASONITE DE MÉXICO, S.A. DE C			SI	0.80
RECUB. CERAM. MUEB Y CCS BAÑ	SANITARIOS AZULEJOS Y RECUBRI			SI	0.63
RECUB. CERAM. MUEB Y ACCS BAÑ	ACABADOS IXCAN, S.A. DE C.V.			SI	0.16
SUMINISTRO SILLETAS	FTP ACCESORIOS PLASTICOS PARA			SI	0.09
TIRANTES PARA CIMBRA	CONSTRUSISTEM, S.A. DE C.V.			SI	0.12

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2005

MATERIAS PRIMAS DIRECTAS

PAGINA 3
CONSOLIDADO
Impresión Final

ANEXO 10

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
TUBERIA DE PVC	PLASTIC PLUMBERS DE MEXICO, S			SI	0.25
TUBERIA DE POLIETILENO	SADMX, S.A. DE C. V.			SI	0.09
TUBOS DE CONCRETO	TUBOS Y CEMENTOS EL FUERTE, S			SI	0.09
VA°ILLA Y ACERO DE F ERZO	MEXICANA DE LAMINACIÓN, S.A.			SI	1.10
'JETAS	PRESARSA, S.A. DE C.V.			SI	0.07
	VARIOS			SI	3.39

OBSERVACIONES

CLAVE DE COTIZACION: **ARA**
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **20**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLID.
Impresión F

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
COMO PROMOTOR		0	0				
INTERES SOCIAL	2,594	537,015	3,314	952,081		N/A	PUBLICO EN GENE
MEDIO	341	132,194	588	329,784		N/A	PUBLICO EN GENE
RESIDENCIAL	33	39,121	39	66,485		N/A	PUBLICO EN GENE
ARREND. LOC. COM.		0	0	2,710		N/A	PUBLICO EN GENE
VENTA DE TERRENOS		0	0	7,085		N/A	PUBLICO EN GENE
COMO CONSTRUCTOR		0	0	878		N/A	PUBLICO EN GENE
TOTAL		708,330		1,359,023			

OBSERVACIONES

EL VOLUMEN ESTA REPRESENTADO POR NÚMERO DE VIVIENDAS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2005

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR $	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
UNICA	1.33300	1	327,698,074		327,698,074		436,933	
TOTAL			327,698,074	0	327,698,074	0	436,933	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
327,698,074

·PORCION DE ACCIONES POR :

CPO's : N/A
T.VINC. : N/A
ADRS's : N/A
GDRS's : N/A
ADS's : N/A
GDS's N/A

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE AL TRIMESTRE
UNICA	513,800	38.05000	37.11000

SERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2005**

CLAVE DE COTIZACION: **ARA**
CONSORCIO ARA, S.A. DE C.V.

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

NO APLICA

CLAVE DE COTIZACION: ARA FECHA: 21/04/2005 20:47

CONSORCIO ARA, S.A. DE C.V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	CONSORCIO ARA, S.A. DE C.V.
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 55 96 86 48
DIRECCION DE INTERNET:	www.consorcioara.com.mx

OS FISCALES DE LA EMISORA

RFC EMPRESA:	CAR881122UU5
DOMICILIO FISCAL:	COLIMA 394 2DO. PISO
COLONIA:	ROMA
C. POSTAL:	06700
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

IBRE:	C.P. J.SACRAMENTO SOTO SOLIS
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140-101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 45 22 04
E-MAIL:	sacramento@ara.com.mx

OS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL DIVISION INMOBILIARIA
NOMBRE:	ING. GERMAN AHUMADA RUSSEK
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 51 27 04
E-MAIL:	gar@ara.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
BRE:	ING. GERMAN AHUMADA RUSSEK
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
FECHA: 21/04/2005 20:47

CONSORCIO ARA, S.A. DE C.V.

FAX:	(55) 52 51 27 04
E-MAIL:	gar@ara.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	ING. JUAN DONALD FORSECK ORIVE
DOMICILIO:	BOSQUES DE CIRUELOS NO. 160 PISO 7
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 52 51 29 70
FAX:	(55) 52 51 29 80
E-MAIL:	donald@ara.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	DIRECTOR DE ADMINISTRACIÓN
NOMBRE:	C.P. J. SACRAMENTO SOTO SOLIS
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140-101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 45 22 04
AIL:	sacramento@ara.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	ING. JUAN DONALD FORSECK ORIVE
DOMICILIO:	BOSQUES DE CIRUELOS NO. 160 PISO 7
COLONIA:	BOSQUES DE LAS LOMAS
C STAL:	11700
C D Y ESTADO:	MEXICO D.F.
T -ONO:	(55) 52 51 29 70
FAX:	(55) 52 51 29 80
E-MAIL:	donald@ara.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. DAVID ORNELAS CUEVAS
DOMICILIO:	BOSQUES DE CIRUELOS NO.140-101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 52 51 63 89
FAX:	(55) 52 46 31 00
E-MAIL:	dornelas@ara.com.mx

STO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	ASESOR EXTERNO
NOMBRE:	LIC. JAIME CORTES ROCHA
DOMICILIO:	MONTES URALES 505-3 PISO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA FECHA: 21/04/2005 20:47

CONSORCIO ARA, S.A. DE C.V.

COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 52 01 74 00
FAX:	(55) 55 20 10 65
E-MAIL:	jcortesr@macf.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	ASESOR EXTERNO
NOMBRE:	LIC LORENZA LANGARICA OHEA
DOMICILIO:	MONTES URALES 505-3 PISO
COLONIA:	LOMAS DE CHAPULTEPEC
C POSTAL:	11700
C AD Y ESTADO:	MEXICO D.F.
ONO:	55 52 01 74 00
FAX:	55 55 20 10 65
E-MAIL:	llangarica@macf.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	ING. JUAN DONALD FORSECK ORIVE
DOMICILIO:	BOSQUES DE CIRUELOS 160 PISO 7
COLONIA:	BOSQUES DE LAS LOMAS
POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 52 51 29 70
FAX:	(55) 52 51 29 80
E-MAIL:	donald@ara.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
STO:	DIRECTOR DE ADMINISTRACIÓN
BRE:	C.P. J. SACRAMENTO SOTO SOLIS
DOMICILIO:	BOSQUES DE CIRUELOS NO.140-101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 45 22 04
E-MAIL:	sacramento@ara.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	ING. JUAN DONALD FORSECK ORIVE
DOMICILIO:	BOSQUES CIRUELOS 160 PISO 7
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
LEFONO:	(55) 52 51 29 70
X:	(55) 52 51 29 80
E-MAIL:	donald@ara.com.mx

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN AL TIPO DE CAMBIO VIGENTE A LA FECHA DE SU CELEBRACIÓN. LOS ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA SE VALÚAN EN MONEDA NACIONAL AL TIPO DE CAMBIO VIGENTE A LA FECHA DE LOS ESTADOS FINANCIEROS. LAS FLUCTUACIONES CAMBIARIAS SE REGISTRAN EN LOS RESULTADOS.

A) POSICIÓN MONETARIA EN MONEDA EXTRANJERA AL 31 DE MARZO DE 2005 ES:

	DÓLARES	EQUIVALENTE EN PESOS
	(MILES)	
ACTIVOS:		
CORTO PLAZO		
INVERSIONES TEMPORALES Y EFECTIVO	8,858	$ 99,033
CLIENTES POR AVANCE DE OBRA	14	157
ANTICIPOS DE TERRENOS	1,033	11,550
TOTAL ACTIVO	9,905	$ 110,740
PASIVOS:		
CORTO PLAZO		
PROVEEDORES DE TERRENO	5,199	$ 58,127
ANTICIPOS DE CLIENTES	505	5,646
OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO FINANCIERO	423	4,729
	6,127	68,502
LARGO PLAZO		
PROVEEDORES DE TERRENOS	4,511	50,431
OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO FINANCIERO	751	8,396
	5,262	58,827
TOTAL PASIVO	11,389	127,329
POSICIÓN MONETARIA PASIVA NETA	(1,484)	$ (16,589)

B) LAS OPERACIONES EN MONEDA EXTRANJERA FUERON COMO SIGUE:

	(EN MILES DE DÓLARES AMERICANOS)
ADQUISICIÓN DE EQUIPO	$ 17
COMPRAS Y ANTICIPOS DE TERRENOS EN MÉXICO	$ 1,721

LA COMPAÑÍA NO TIENE SUBSIDIARIA O ASOCIADA EN EL EXTRANJERO.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 2 AÑO: 2005

ESTADO DE SITUACION FINANCIERA
AL 30 DE JUNIO DE 2005 Y 2004
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**ACTIVO TOTAL**	9,145,392	100	7,967,344	100
2	**ACTIVO CIRCULANTE**	8,397,752	92	7,358,208	92
3	EFECTIVO E INVERSIONES TEMPORALES	970,820	11	1,048,089	13
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	1,887,975	21	1,406,169	18
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	23,461	0	21,383	0
6	INVENTARIOS	5,399,911	59	4,789,806	60
7	OTROS ACTIVOS CIRCULANTES	115,585	1	92,761	1
8	**LARGO PLAZO**	251,409	3	86,436	1
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	197,914	2	80,678	1
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	53,495	1	5,758	0
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	496,231	5	522,700	7
13	INMUEBLES	128,449	1	125,655	2
14	MAQUINARIA Y EQUIPO INDUSTRIAL	618,127	7	606,177	8
15	OTROS EQUIPOS	167,661	2	153,409	2
16	DEPRECIACION ACUMULADA	418,006	5	371,790	5
17	CONSTRUCCIONES EN PROCESO	0	0	9,249	0
18	**ACTIVO DIFERIDO (NETO)**	0	0	0	0
19	**OTROS ACTIVOS**	0	0	0	0
20	**PASIVO TOTAL**	3,069,333	100	2,787,494	100
21	**PASIVO CIRCULANTE**	1,064,505	35	917,887	33
22	PROVEEDORES	292,575	10	109,805	4
23	CREDITOS BANCARIOS	150,000	5	104,330	4
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	1,084	0	33,536	1
26	OTROS PASIVOS CIRCULANTES	620,846	20	670,216	24
27	**PASIVO A LARGO PLAZO**	252,582	8	89,991	3
28	CREDITOS BANCARIOS	0	0	0	0
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	252,582	8	89,991	3
31	**CREDITOS DIFERIDOS**	1,752,246	57	1,779,616	64
32	**OTROS PASIVOS**	0	0	0	0
33	**CAPITAL CONTABLE**	6,076,059	100	5,179,850	100
34	**PARTICIPACION MINORITARIA**	22,862		19,533	
35	**CAPITAL CONTABLE MAYORITARIO**	6,053,197	100	5,160,317	100
36	**CAPITAL CONTRIBUIDO**	1,495,466	25	1,497,091	29
37	CAPITAL SOCIAL PAGADO (NOMINAL)	437,552	7	437,593	8
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	524,869	9	524,872	10
39	PRIMA EN VENTA DE ACCIONES	533,045	9	534,626	10
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	4,557,731	75	3,663,226	71
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	5,115,827	84	4,239,412	82
43	RESERVA PARA RECOMPRA DE ACCIONES	90,218	1	90,969	2
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(1,091,047)	(18)	(1,009,810)	(19)
45	**RESULTADO NETO DEL EJERCICIO**	442,733	7	342,655	7

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA** TRIMESTRE: **2** AÑO: **2005**

CONSORCIO ARA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	970,820	100	1,048,089	100
46	EFECTIVO	120,306	12	149,177	14
47	INVERSIONES TEMPORALES	850,514	88	898,912	86
18	**CARGOS DIFERIDOS**	0	100	0	100
48	GASTOS AMORTIZABLES (NETO)	0	0		0
'9	CREDITO MERCANTIL	0	0		0
50	IMPUESTOS DIFERIDOS	0	0		0
1	OTROS	0	0		0
21	**PASIVO CIRCULANTE**	1,064,505	100	917,887	100
52	PASIVOS EN MONEDA EXTRANJERA	112,828	11	9,742	1
53	PASIVOS EN MONEDA NACIONAL	951,677	89	908,145	99
24	**CREDITOS BURSATILES CORTO PLAZO**	0	100	0	100
54	PAPEL COMERCIAL		0		0
55	PAGARE DE MEDIANO PLAZO		0		0
56	PORCION CIRCULANTE DE OBLIGACIONES		0		0
26	**OTROS PASIVOS CIRCULANTES**	620,846	100	670,216	100
57	OTROS PASIVOS CIRCULANTES CON COSTO	40,958	7	34,570	5
58	OTROS PASIVOS CIRCULANTES SIN COSTO	579,888	93	635,646	95
27	**PASIVO A LARGO PLAZO**	252,582	100	89,991	100
59	PASIVO EN MONEDA EXTRANJERA	182,215	72	12,099	13
60	PASIVO EN MONEDA NACIONAL	70,367	28	77,892	87
29	**CREDITOS BURSATILES LARGO PLAZO**	0	100	0	100
61	OBLIGACIONES		0		0
2	PAGARE DE MEDIANO PLAZO		0		0
30	**OTROS CREDITOS**	252,582	100	89,991	100
63	OTROS CREDITOS CON COSTO	74,024	29	75,762	84
64	OTROS CREDITOS SIN COSTO	178,558	71	14,229	16
31	**CREDITOS DIFERIDOS**	1,752,246	100	1,779,616	100
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	1,752,246	100	1,779,616	100
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	0	100	0	100
68	RESERVAS		0		0
69	OTROS PASIVOS		0		0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	(1,091,047)	100	(1,009,810)	100
70	RESULTADO ACUMULADO POR POSICION MONETARIA	(701,292)	(64)	(620,058)	(61)
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(389,755)	(36)	(389,752)	(39)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 2 AÑO: 2005

ESTADO DE SITUACION FINANCIERA

CONSOLIDADO

OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	7,333,247	6,440,321
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
74	NUMERO DE FUNCIONARIOS (*)	51	39
75	NUMERO DE EMPLEADOS (*)	682	584
76	NUMERO DE OBREROS (*)	8,453	7,253
77	NUMERO DE ACCIONES EN CIRCULACION (*)	328,161,874	328,192,874
78	NUMERO DE ACCIONES RECOMPRADAS (*)	50,000	19,000

(*) DATOS EN UNIDADES

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 2 AÑO: 2005

ESTADO DE RESULTADOS
DEL 1 DE ENERO AL 30 DE JUNIO DE 2005 Y 2004
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	2,898,984	100	2,547,534	100
2	COSTO DE VENTAS	2,061,673	71	1,810,834	71
3	**RESULTADO BRUTO**	837,311	29	736,700	29
4	GASTOS DE OPERACION	223,682	8	201,527	8
5	**RESULTADO DE OPERACION**	613,629	21	535,173	21
6	COSTO INTEGRAL DE FINANCIAMIENTO	(21,534)	(1)	11,901	0
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	635,163	22	523,272	21
8	OTRAS OPERACIONES FINANCIERAS	(328)	0	(15,866)	(1)
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	635,491	22	539,138	21
10	PROVISION PARA IMPUESTOS Y P.T.U.	180,338	6	191,873	8
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	455,153	16	347,265	14
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	(10,591)	0	(3,218)	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	444,562	15	344,047	14
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	444,562	15	344,047	14
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	*EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN* PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	444,562	15	344,047	14
19	PARTICIPACION MINORITARIA	1,829		1,392	0
20	RESULTADO NETO MAYORITARIO	442,733	15	342,655	13

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 2 AÑO: 2005

ESTADO DE RESULTADOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**2,898,984**	**100**	**2,547,534**	**100**
21	NACIONALES	2,898,984	100	2,547,534	100
22	EXTRANJERAS	0	0	0	0
23	CONVERSION EN DOLARES (***)	0	0	0	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**(21,534)**	**100**	**11,901**	**100**
:4	INTERESES PAGADOS	20,442	95	37,104	312
25	PERDIDA EN CAMBIOS	2,503	12	0	0
'6	INTERESES GANADOS	47,492	221	27,197	229
27	GANANCIA EN CAMBIOS	0	0	1,528	13
28	RESULTADO POR POSICION MONETARIA	3,013	14	3,522	30
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(328)**	**100**	**(15,866)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(328)	(100)	(15,866)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**180,338**	**100**	**191,873**	**100**
32	I.S.R.	64,677	36	63,978	33
33	I.S.R. DIFERIDO	114,998	64	127,330	66
34	P.T.U.	663	0	565	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA**
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2005**

ESTADO DE RESULTADOS
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	2,898,985	2,547,535
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	6,175,465	5,421,773
39	RESULTADO DE OPERACION (**)	1,322,924	1,148,740
40	RESULTADO NETO MAYORITARIO (**)	1,117,445	794,768
41	RESULTADO NETO (**)	1,121,977	798,103

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 2 AÑO: 2005

ESTADO DE RESULTADOS TRIMESTRAL
DEL 1 DE ABRIL AL 30 DE JUNIO DE 2005 Y 2004
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	VENTAS NETAS	1,539,824	100	1,329,737	100
2	COSTO DE VENTAS	1,094,436	71	944,993	71
3	RESULTADO BRUTO	445,388	29	384,744	29
4	GASTOS DE OPERACION	120,244	8	105,553	8
5	RESULTADO DE OPERACION	325,144	21	279,191	21
6	COSTO INTEGRAL DE FINANCIAMIENTO	(9,281)	(1)	10,295	1
7	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	334,425	22	268,896	20
8	OTRAS OPERACIONES FINANCIERAS	2,085	0	(6,305)	0
9	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	332,340	22	275,201	21
10	PROVISION PARA IMPUESTOS Y P.T.U.	99,475	6	104,377	8
11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	232,865	15	170,824	13
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	(5,203)	0	(1,075)	0
13	RESULTADO NETO POR OPERACIONES CONTINUAS	227,662	15	169,749	13
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	227,662	15	169,749	13
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	RESULTADO NETO	227,662	15	169,749	13
19	PARTICIPACION MINORITARIA	871		711	0
20	RESULTADO NETO MAYORITARIO	226,791	15	169,038	13

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2005**

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**1,539,824**	**100**	**1,329,737**	**100**
21	NACIONALES	1,539,824	100	1,329,737	100
22	EXTRANJERAS			0	0
23	CONVERSION EN DOLARES (***)			0	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**(9,281)**	**100**	**10,295**	**100**
24	INTERESES PAGADOS	10,586	114	22,731	221
25	PERDIDA EN CAMBIOS	2,503	27	0	0
26	INTERESES GANADOS	22,832	246	14,803	144
27	GANANCIA EN CAMBIOS	0	0	1,901	18
28	RESULTADO POR POSICION MONETARIA	462	5	4,268	41
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**2,085**	**100**	**(6,305)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	2,085	100	(6,305)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**99,475**	**100**	**104,377**	**100**
32	I.S.R.	23,635	24	35,286	34
33	I.S.R. DIFERIDO	75,510	76	68,809	66
34	P.T.U.	330	0	282	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 2 AÑO: 2005

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA
DEL 1 DE ENERO AL 30 DE JUNIO DE 2005 Y 2004
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**444,562**	**344,047**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	154,010	137,293
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**598,572**	**481,340**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(754,970)	(449,414)
	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION	**(156,398)**	**31,926**
[illegible]	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	137,820	107,414
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(141,432)	13,933
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(3,612)**	**121,347**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(106,007)**	**(58,703)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(266,017)	94,570
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	1,236,837	953,519
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	970,820	1,048,089

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA** TRIMESTRE: AÑO: **2005**

CONSORCIO ARA, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**154,010**	**137,293**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	35,823	36,033
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	2,503	(1,528)
6	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	3,013	3,522
17	+ (-) OTRAS PARTIDAS	112,671	99,266
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(754,970)**	**(449,414)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(504,142)	(59,003)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(327,342)	(468,130)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(49,220)	(6,003)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	151,810	(81,028)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(26,076)	164,750
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**137,820**	**107,414**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	345,000	104,330
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	0	0
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	2,224	3,262
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(195,000)	0
3	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(14,404)	(178)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(141,432)**	**13,933**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	24	616
31	(-) DIVIDENDOS PAGADOS	(140,990)	0
32	+ PRIMA EN VENTA DE ACCIONES	(466)	13,317
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(106,007)**	**(58,703)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	(28,046)	146
35	(-) ADQUISICION DE INMUEBLES. PLANTA Y EQUIPO	(17,302)	(58,849)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(60,659)	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA**
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2005**

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	15.34	%	13.51	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	18.46	%	15.40	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	12.27	%	10.02	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	13.80	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(0.68)	%	(1.02)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.68	veces	0.68	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	12.44	veces	10.37	veces
8	ROTACION DE INVENTARIOS (**)	0.81	veces	0.80	veces
9	DIAS DE VENTAS POR COBRAR	117	días	99	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	23.17	%	26.57	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	33.56	%	34.99	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.51	veces	0.54	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	9.61	%	0.78	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	50.90	%	17.22	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	30.02	veces	14.42	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	2.01	veces	1.95	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	7.89	veces	8.02	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	2.82	veces	2.80	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	2.74	veces	2.64	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	91.20	%	114.18	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	20.65	%	18.89	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(26.04)	%	(17.64)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	(7.65)	veces	0.86	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(3,815.61)	%	88.52	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	3,915.61	%	11.48	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	16.32	%	100.25	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA** TRIMESTRE: **2** AÑO: **2005**

CONSORCIO ARA, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ 3.41		$ 2.42	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00		$ .00	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ .00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ 1.36		$ 1.05	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00		$ .00	
,	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00		$ .00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 18.45		$ 15.72	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00		$ .00	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones	.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	2.02	veces	2.20	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	10.91	veces	14.29	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00	veces	.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

COMENTARIOS Y ANÁLISIS DE LA ADMINISTRACIÓN SOBRE LOS RESULTADOS DE OPERACIÓN Y SITUACIÓN FINANCIERA DE LA COMPAÑÍA

RESUMEN EJECUTIVO

Segundo Trimestre 2005 (2T05):

Ventas de 4,596 unidades, -equivalentes a 7,000 unidades al precio representativo de la industria- con ingresos de $ 1,539.8 millones de pesos, incremento del 15.8% con respecto al segundo trimestre de 2004 (2T04).
Utilidad Bruta alcanzó los $ 445.4 millones de pesos, con un margen bruto de 28.9% y se tuvo un crecimiento de 15.8% comparado con el 2T04.
Utilidad de Operación de $ 325.2 millones de pesos, con un margen de operación del 21.1% lo cual representa un incremento del 16.5% con respecto al 2T04.
Utilidad Neta cerró con $ 227.7 millones de pesos, lo que representa un incremento del 34.2% con respecto al 2T04 y alcanzando un margen neto de 14.8%.
EBITDA de $ 344.6 millones de pesos, 22.4% con respecto a ventas, y un crecimiento de 15.6% contra el 2T04.
Precio promedio de las viviendas de $ 333.2 miles de pesos, 5.0% mayor con respecto al del 2004.

Julio 2004 a Junio 2005 (JUL 04-JUN 05):

Ventas de 17,979 unidades, -equivalente a 28,070 unidades al precio representativo de la industria- con ingresos de $ 6,175.5 millones de pesos, lo que representa un incremento del 13.9% con respecto al período comprendido de Julio 2003 a Junio 2004 (JUL 03-JUN 04).
Utilidad Bruta alcanzó los $ 1,793.3 millones de pesos, con un margen bruto de 29.0% y creció 14.3% con respecto al período equivalente del año anterior (JUL 03-JUN 04).
Utilidad de Operación de $ 1,322.9 millones de pesos, lo que representa un incremento del 15.2% con respecto al período JUL 03- JUN 04 y alcanzando un margen del 21.4%.
Utilidad Neta de $ 1,122.0 millones de pesos, lo que representa un incremento del 40.6% con respecto al período JUL 03-JUN 04 y alcanzando un margen neto del 18.2%.
EBITDA de $ 1,398.6 millones de pesos, incremento del 14.1% con respecto al período JUL 03-JUN 04 y alcanzando un margen del 22.6%.
Precio promedio de las viviendas de $ 333.0 miles de pesos, lo que implica un incremento del 1.8% con respecto al que hubo durante el período JUL 03-JUN 04.

Balance General al 30 de Junio 2005:

El nivel de efectivo alcanzó $ 970.8 millones de pesos; 7.4% menor que el año anterior.
El arrendamiento financiero creció 18.5% en el corto plazo y decreció 22.7% en el largo plazo, lo que contribuye a optimizar gradualmente la estructura financiera de la empresa. Aún así los pasivos con costo representan el 31.1% de nuestro nivel de efectivo.
Al cierre de Junio del 2005 se cuenta con una reserva territorial suficiente para 136,766 casas a plan maestro.
Al cierre del 2T05 el Backlog alcanzó 28,508 unidades, lo que representa un incremento del 14.5% con respecto al año anterior lo cual es suficiente para financiar la venta de más de un año de ingresos futuros.

I) Resultados de Operación

Ventas
Los ingresos del 2T05 fueron de $ 1,539.8 millones significando un incremento del 15.8% con respecto al 2T04 con 4,596 unidades vendidas, equivalentes a 7,000 unidades al precio representativo de la industria.

El segmento Prosavi-Progresiva incrementó su volumen debido al énfasis, por parte del INFONAVIT y SHF, para financiar vivienda de precio menor. Se registraron 840 unidades vendidas, de los cuales 581 fueron con créditos Progresiva Infonavit y 259 con Progresiva SHF. Los ingresos de este segmento representan el 10.7% de los ingresos totales en el 2T05 al registrar $ 165.3 millones, monto superior en 194.7%, a los $ 56.1 millones reportados al 2T04.

Las ventas del segmento Infonavit para el 2T05 fueron de 1,523 unidades y representaron ingresos por $ 459.8 millones de pesos, lo que es un decremento en ingresos del 4.9% con respecto al 2T04, esto debido a la demora en los pagos por parte del Instituto.

El número de viviendas vendidas a través de hipotecas otorgadas por SHF fue de 1,198 unidades alcanzando $ 381.2 millones de pesos, lo que representa un incremento del 6.7% en ingresos con respecto al año anterior. Fovissste registró 390 unidades, alcanzando ingresos por $ 116.9 millones de pesos, 0.1% inferior a la cifra del mismo trimestre del 2004.

El segmento de vivienda media, registró $ 354.0 millones de pesos de ingresos lo que representa un incremento del 42.6%. Se alcanzaron las 612 viviendas vendidas, es decir un 39.4% de crecimiento contra el año anterior; las cuales 406 fueron financiadas por la SHF. La apertura de nuevos desarrollos, el énfasis del Infonavit con sus programas Apoyo Infonavit y Cofinanciamiento en conjunto con la Banca Comercial y las Sofoles continuarán fortaleciendo este segmento.

La vivienda de tipo residencial alcanzó $ 54.4 millones de pesos de ingresos, al vender 33 unidades en comparación con las 33 unidades registradas en el 2T04. Se continuará con el énfasis de ofrecer este tipo de vivienda a un precio de aproximadamente $1.5 millones. Este segmento incluirá en el futuro cercano productos inexistentes en el mercado al día de hoy. Tal es el caso de un proyecto residencial en el Estado de Morelos el cual incluirá un campo de golf, residencias desarrolladas y lotes adyacentes al "fairway".
El detalle de las ventas se muestra a continuación:

	2do.Trim. 2005		2do.Trim 2004		2do.Trim. 2003	
	Unid.	Mill.$	Unid.	Mill.$	Unid.	Mill.$
Prosavi-Progresiva	840	165.3	296	56.1	349	60.5
Infonavit	1,523	459.8	1,790	483.4	1,539	409.8
SHF	1,198	381.2	1,205	357.3	562	182.5
Fovissste	390	116.9	391	117.0	938	254.9
Interés Social	3,111	957.8	3,386	957.7	3,039	847.2
Tipo Medio	612	354.0	439	248.2	362	188.0
Residencial	33	54.4	33	56.5	27	58.2
Total C/Promotor	4,596	1,531.5	4,154	1,318.5	3,777	1,153.9
Terrenos Comer.	--	3.2	--	3.6	--	1.9
Constructor	--	2.5	--	5.2	--	0.9
Arrend. Loc. Com	--	2.6	--	2.5	--	6.7
TOTAL	4,596	1,539.8	4,154	1,329.7	3,777	1,163.5

Al segundo trimestre de 2005 se registró un incremento en precios promedio de 5.0%: El detalle es el siguiente:

	2do.Trim.2005 Miles.$	2do.Trim.2004 Miles.$	2do.Trim.2003 Miles.$	VAR% 05/04
Prosavi-Progresiva	196.7	189.5	173.3	3.8
Infonavit	301.9	270.0	266.3	11.8
SHF	318.2	296.5	324.7	7.3
Fovissste	299.7	299.3	271.8	0.1
Interés Social	307.9	282.8	278.8	8.8
Tipo Medio	578.4	565.3	519.4	2.3
Residencial	1,649.3	1,711.1	2,155.4	-3.6
Total	333.2	317.4	305.8	5.0

Costo de Ventas
Al 2T05 el costo de ventas aumentó en 15.8% con respecto al mismo periodo del año anterior al registrar un monto de $ 1,094.4 millones de pesos representando el 71.1% con respecto a ventas.

Utilidad Bruta
Al cierre del 2T05, se obtuvo un margen bruto de 28.9% registrando $ 445.4 millones de pesos.

A continuación se muestra el detalle por tipo de vivienda:

	2do.Trim.2005	2do.Trim.2004	2do.Trim.2003	VAR PUNTOS 05-04
Prosavi-Progresiva	24.9%	24.0%	24.1%	0.9
Interés Social	28.8%	28.6%	28.4%	0.2
Tipo Medio	30.8%	30.3%	30.3%	0.5
Residencial	30.6%	30.9%	30.6%	-0.3
Promotor	28.9%	28.8%	28.6%	0.1
Constructor	28.4%	28.1%	25.1%	0.3
Terrenos Comer.	32.2%	41.6%	40.1%	-9.4
Arrend. Loc. Com	47.8%	48.6%	49.1%	-0.8
TOTAL	28.9%	28.8%	28.8%	0.1

Gastos de Administración
Los gastos de administración incluyen: sueldos, salarios de personal técnico, administrativo y de ventas.
Los gastos de administración al 2T05 sumaron $ 120.2 millones de pesos y disminuyeron al pasar del 7.9% en el 2T04 al 7.8% en el 2T05 con respecto a las ventas.

Utilidad de Operación
La utilidad de operación al segundo trimestre de 2005 creció 16.5% en

comparación al segundo trimestre del año anterior, derivado de la combinación de un eficiente control de costos de venta y gastos de administración.

EBITDA

Durante el segundo trimestre de 2005 Consorcio ARA generó un EBITDA por $ 344.6 millones (22.4% con respecto a ventas), 15.6% mayor con el correspondiente trimestre del 2004, de los cuales sólo 19.5 millones de pesos son producto de la depreciación. El nivel de EBITDA alcanzado nos permite cubrir el rubro de intereses pagados en más de 24.3 veces.

Costo Integral de Financiamiento

El costo integral de financiamiento presenta un decremento del 190.3%, en relación con el segundo trimestre de 2004, registrando un cargo neto negativo de 9.3 millones de pesos. Así mismo, los intereses ganados y el retorno de la posición monetaria presentan un incremento considerable debido al eficiente uso de los recursos. El detalle se muestra a continuación:

	2do.Trim. 2005	2do.Trim. 2004	2do.Trim. 2003	VAR % 05/04
Intereses Pagados	10.6	22.7	18.2	-53.3
Intereses Ganados	22.8	14.8	11.9	54.0
Pérdida(Ut)Cambiaria	2.5	-1.9	-0.8	231.6
Pérdida(Ut)Monetaria	0.4	4.3	-0.3	-90.7
Cto.Integral de Financ.	-9.3	10.3	5.2	-190.3

Impuestos

La compañía registró un total de impuestos $ 99.5 millones de pesos, es decir, un decremento del 4.7% con respecto al segundo trimestre de 2004. Esto es debido a la disminución de la tasa impositiva en 3 puntos porcentuales.

Utilidad Neta

La utilidad neta fue de $ 227.7 millones de pesos con un margen del 14.8% durante el segundo trimestre de 2005, lo que representa un incremento del 34.1%, debido al efecto impositivo antes mencionado.

La utilidad neta por acción de los últimos 12 meses es de 3.41. El detalle se muestra a continuación:

		UDM
Utilidad Neta	Mayoritaria (pesos)	1,117,445,156
Acciones	(Promedio)	328,029,516
UPA		3.41

ESTADO DE RESULTADOS AL SEGUNDO TRIMESTRE DE 2005

	2do.Trim. 2005		2do.Trim. 2004		2do.Trim. 2003	
	Mill.de Pesos	%	Mill. de Pesos	%	Mill. de Pesos	%
Ingresos	1,539.8	100.0	1,329.7	100.0	1,163.3	100.0
Costo de Vtas	1,094.4	71.1	945.0	71.1	828.8	71.2
Utilidad Bruta	445.4	28.9	384.7	28.9	334.5	28.8
Gastos de Admon.	120.2	7.8	105.6	7.9	90.9	7.8
Utilidad de Operac	325.2	21.1	279.2	21.0	243.6	20.9
CIF	-9.3	-0.6	10.3	0.8	5.2	0.4
Otros Ingresos	-2.1	-0.1	6.3	0.5	12.8	1.1
Asoc. en Partic.	-5.2	-0.3	-1.1	-0.1	-	-
Ut.antes de Imp.	327.2	21.2	274.1	20.6	251.2	21.6
ISR Diferido	75.5	4.9	68.8	5.2	70.0	6.0
ISR,IMPAC y PTU	24.0	1.6	35.6	2.7	27.4	2.4
Total Impuestos	99.5	6.5	104.4	7.8	97.4	8.4
Utilidad Neta	227.7	14.8	169.7	12.8	153.8	13.2
Depreciación	19.5	1.3	18.9	1.4	15.2	1.3
EBITDA	344.6	22.4	298.1	22.4	258.8	22.2

RESULTADOS (UDM) 2005, 2004, 2003
COMPARATIVO DE UNIDADES Y VENTAS

	JUL-04/JUN-05		JUL-03/JUN-04		JUL-02/JUN-03	
	Unid.	Mill.$	Unid.	Mill.$	Unid.	%
Prosavi-Progresiva	2,994	586.1	1,498	281.0	1,933	340.6
Infonavit	6,257	1,812.5	6,821	1,901.8	6,717	1,795.4
SHF	4,146	1,294.0	4,170	1,260.7	3,383	1,017.9
Fovissste	1,919	571.6	1,852	558.5	2,378	629.9
Interés Social	12,322	3,678.1	12,843	3,721.0	12,478	3,443.3
Tipo Medio	2,467	1,402.7	1,970	1,079.0	1,962	921.9
Residencial	196	320.0	162	304.8	89	180.8
Total como Promotor	17,979	5,986.9	16,473	5,385.9	16,462	4,886.6
Terrenos Comerciales	--	22.4	--	4.2	--	10.6
Constructor		155.4		10.7		7.7
Arrend. Loc. Com.		10.7		20.9		27.1
T O T A L	17,979	6,175.5	16,473	5,421.8	16,462	4,932.1

PRECIOS PROMEDIO (UDM)
(MILES DE $)

	JUL04/JUN05	JUL03/JUN04	JUL02/JUN03	Var% 05/04
Prosavi-Progresiva	195.8	187.6	176.2	4.4
Infonavit	289.7	278.8	267.3	3.9
SHF	312.1	302.3	300.9	3.2
Fovissste	297.8	301.6	264.9	-1.3
Interés Social	298.5	289.7	276.0	3.0
Tipo Medio	568.6	547.7	469.9	3.8
Residencial	1,632.8	1,881.7	2,031.3	-13.2
T O T A L	333.0	327.0	296.8	1.8

ESTADO DE RESULTADOS (UDM)

	JUL-04/JUN-05		JUL-03/JUN-04		JUL-02/JUN-03	
	Mill.de $	%	Mill.de $	%	Mill.de $	%
Ingresos	6,175.4	100.0	5,421.7	100.0	4,932.1	100.0
Costo de Ventas	4,382.1	71.0	3,852.6	71.1	3,518.2	71.3
Utilidad Bruta	1,793.3	29.0	1,569.1	28.9	1,413.9	28.7
Gastos de Administración	470.4	7.6	420.4	7.8	380.9	7.7
Utilidad de Operación	1,322.9	21.4	1,148.7	21.2	1,033.0	20.9
CIF	-4.3	-0.1	23.2	0.4	27.8	0.6
Otros Ingresos	-12.0	-0.2	64.3	1.2	50.7	1.0
Asoc. en Partic.	14.1	0.2	-3.2	-0.1	-4.1	-0.1
Utilidad antes de Impuestos	1,329.3	21.5	1,186.6	21.9	1,051.8	21.3
Diferido	41.4	0.7	260.8	4.8	235.8	4.8
ISR, IMPAC y PTU	165.9	2.7	127.8	2.4	113.8	2.3
Total Impuestos	207.3	3.4	388.6	7.2	349.6	7.1
Utilidad Neta	1,122.0	18.2	798.1	14.7	702.2	14.2
Depreciación	75.7	1.2	77.0	1.4	62.4	1.3
EBITDA	1,398.6	22.6	1,225.7	22.6	1,095.4	22.2

II) Situación Financiera, Liquidez y Recursos de Capital

Efectivo e Inversiones Temporales
Al 30 de Junio de 2005 el nivel de efectivo e inversiones temporales registró $ 970.8 millones de pesos, cantidad inferior en un 7.4% con respecto al mismo periodo de 2004.
Mantenemos una política prioritaria de reinversión de utilidades lo que nos permite satisfacer oportunamente los principales requerimientos de efectivo que se derivan de la construcción de viviendas, compra de terrenos y pago de proveedores sin necesidad de recurrir a financiamiento externo.

Cuentas por Cobrar
Se mantienen estrictas políticas de cobranza que tienen como propósito asegurar una recuperación de cartera de manera eficiente dando como resultado 3.9 meses de ventas por cobrar, aún dada la situación prevaleciente de retraso en algunas instituciones durante el segundo trimestre, ubicándonos como el líder en la cobranza dentro del sector.

Inventarios

Incluyen la reserva territorial que son el activo más importante de la empresa, así como las obras en proceso y almacén de materiales de construcción. Este rubro tuvo un incremento del 12.7%, debido a obras de infraestructura realizadas en algunos desarrollos, así como la compra de nuevos terrenos ejidales y privados. Cabe destacar que actualmente contamos con la reserva territorial de las más importantes de la industria, equivalente a 136,766 viviendas con una superficie de 32.0 millones de m2 distribuidas en las zonas geográficas de mayor desarrollo económico del país, como sigue:

	AL 30 DE JUNIO DE 2005 unidades
Prosavi-Progresiva	29,274
Interés Social	90,169
Tipo Medio	11,621
Residencial	5,702
TOTAL	136,766

Y se encuentra distribuida geográficamente de la siguiente manera:

	Unidades	%
Valle de México	49,078	35.9
Quintana Roo	21,177	15.5
Toluca, Edo. Méx.	12,126	8.9
Baja California	11,510	8.4
Nuevo León	9,032	6.6
Morelos	5,947	4.4
Puebla	4,844	3.6
Veracruz	4,456	3.2
Jalisco	3,762	2.8
Guanajuato	3,165	2.3
Querétaro	2,918	2.1
Sonora	2,822	2.0
Michoacán	2,112	1.6
Guerrero	1,822	1.3
Chihuahua	1,496	1.1
Distrito Federal	411	0.3
Sinaloa	48	0.0
Tabasco	40	0.0
T O T A L	136,766	100.0

Capacidad Instalada

Nuestra integración vertical nos permite generar importantes economías de escala. Es conveniente recordar que contamos con la capacidad instalada para producir la totalidad de nuestros requerimientos de concreto, lo que ubica a la compañía como uno de los cuatro principales productores de concreto a nivel nacional.

Al 30 de Junio de 2005 el rubro de inmuebles, planta y equipo suma un total de $ 443.1 millones de pesos mostrando un decremento del 5.1% con respecto al 30 de Junio de 2004. La inversión en maquinaria y equipo fue de $ 19.3 millones de pesos. Este rubro incluye la planta de mantenimiento de maquinaria y cimbra (COMACI).
Adicionalmente incluye áreas comerciales para el beneficio de nuestros clientes. Dichas áreas comerciales son llevadas a cabo por Promotora y Desarrolladora de Centros Comerciales S.A. de C.V. (PDCC), subsidiaria de Consorcio ARA. El 11 de noviembre 2003, se firmó un convenio marco de coinversión (50% / 50%) con ONAPP México Retail, LLC, para el desarrollo y operación de centros comerciales. El convenio contempla inversiones por cerca de 100 millones de dólares en los próximos cuatro años.

Proveedores
Como apoyo a nuestros proveedores, nos integramos al programa de Cadenas Productivas de Nacional Financiera (Nafinsa) en donde podrán acceder a diversos servicios financieros al amparo de la relación comercial que mantenemos con ellos.
Los proveedores ascienden a $ 292.5 millones de pesos al segundo trimestre de 2005, con una rotación de 46 días, en comparación con el registrado al segundo trimestre de 2004 por la cantidad de $ 109.8 millones de pesos significando un incremento del 166.4%.

Deudas a CP y LP
Registramos deuda de Corto Plazo y Largo Plazo al 30 de Junio de 2005 por un total de $ 99.5 millones de pesos derivado básicamente de contratos de arrendamiento financiero pactados para la compra de maquinaria y equipo de los cuales $ 40.9 millones corresponden a deuda de corto plazo.
Mantenemos una deuda con costo a capital contable de 5.0%; una deuda con costo a activo total de 3.3% y una deuda con costo a efectivo e inversiones temporales de 31.1%.
Asimismo, contamos con líneas de crédito vigentes con diversas instituciones financieras por un monto total de $ 1,741.0 millones. El pasivo total a capital contable es de 0.50 veces mostrando una estructura financiera sana.

Impuestos Diferidos
Sobre la base del principio contable D-4, los pasivos diferidos al 30 de Junio de 2005 ascendieron a un total de $ 1,752.2 millones. Por este motivo el apalancamiento, calculado como total del pasivo a total de activo se ubica en 33.6%, si no tomáramos en cuenta estos pasivos diferidos el apalancamiento sería del 14.4%.

Capital Contable
El Capital Contable de Consorcio ARA creció 17.3% alcanzando los $ 6,076.1 millones de pesos al 30 de Junio de 2005 impulsado principalmente por el nivel de utilidad neta registrada en el periodo.

Políticas de Tesorería
Consorcio ARA ha implementado una serie de políticas y procedimientos que tienen como objetivos asegurar la correcta administración del flujo de efectivo de cada una de las subsidiarias de manera centralizada.
Mantenemos un control estricto sobre la inversión de los excedentes de tesorería invirtiéndolos en instrumentos de alta calidad crediticia. Contamos con eficientes procesos de escrituración y cobranza apegados a estrictas políticas que regulan la operación.
Los pagos a proveedores de bienes y servicios se realizan bajo procedimientos

y controles efectivos que nos aseguran cubrir de manera oportuna los compromisos económicos adquiridos con ellos haciendo énfasis en el control de la salida de efectivo.

BALANCE GENERAL al 30 DE JUNIO 2005.

	2005 Mill.de Pesos	2004 Mill.de Pesos	2003 Mill.de Pesos
Activo Total	9,145.4	7,967.3	6,988.0
Activo Circulante	8,397.8	7,358.2	6,433.2
Efectivo e Inv. Temporales	970.8	1,048.1	1,065.8
Cuentas por Cobrar	1,888.0	1,406.2	1,496.6
Terrenos	3,452.4	2,805.6	2,252.4
Inventarios	1,947.6	1,984.2	1,485.9
Otros Activos Circulantes	139.0	114.1	132.4
Largo Plazo	747.6	609.1	554.8
Inmuebles y Equipo	496.2	522.7	332.9
Documento por cobrar a asoc.	197.9	80.7	-
Part. en Asociadas	53.5	5.7	221.9
Pasivo Total	3,069.3	2,787.5	2,421.7
Pasivo Circulante	1,064.5	917.9	785.2
Proveedores Terrenos	167.5	12.7	57.1
Proveedores Materiales	125.0	97.1	78.2
Créditos Bancarios	150.0	104.3	108.9
Arrendamiento Financiero	41.0	34.6	24.4
Impuestos	1.1	33.5	5.5
Otros Pasivos Circulantes	579.9	635.7	511.1
Pasivo a Largo Plazo	2,004.8	1,869.6	1,636.5
Arrendamiento Financiero	58.5	75.8	55.9
Otros Créditos	194.0	14.2	0.0
I.S.R. Diferidos	1,752.2	1,779.6	1,580.6
Capital Contable	6,076.1	5,179.8	4,566.3

Perspectivas y Tendencias
A partir del 2000, el Gobierno Federal estableció un ambicioso plan de construcción de viviendas para los próximos 6 años teniendo como meta la edificación de 750,000 viviendas para el 2006, en donde el Infonavit, la Sociedad Hipotecaria Federal (SHF) y Fovissste juegan un papel importante. La participación, en aumento, de las Sociedades Financieras de Objeto Limitado y de la Banca, se reflejará en un mayor crecimiento al financiamiento de vivienda de tipo medio y residencial.
La evolución de las tasas de interés ha sido determinante para el crecimiento del sector. La disminución de las tasas interés de los créditos hipotecarios permiten acceder a segmentos de la población que aspiran contar con una vivienda de mayor valor a la que podrían acceder a través del financiamiento existente con anterioridad. Tal es el caso del Infonavit, con su programa denominado Cofinanciamiento, el cual actúa en conjunto con la banca comercial. Tenemos una fuerte presencia en el área metropolitana del Valle de México, la franja norte con las maquiladoras y el sureste turístico del país donde se desarrollarán importantes proyectos de vivienda de interés social y tipo medio. Se continuará el énfasis de nuestra presencia en el corto plazo, en aquellas regiones con evidente y prometedor desarrollo económico.

Backlog

Como parte importante en la operación de la empresa, mantenemos un backlog por 28,508 unidades, lo que representa un incremento del 14.5% en comparación con el año anterior, principalmente en los segmentos de Infonavit y la SHF. Esto es el equivalente a poco mas de un año de ventas futuras y sentimos que éste es un nivel óptimo, ya que es un Backlog de compromisos de hipoteca mas no de obra. El detalle se muestra a continuación:

El detalle se muestra a continuación:

	2do.Trim 2005		2do.Trim 2004		Incremento
	Unid.	Mezcla %	Unid.	Mezcla %	%
Prosavi-Progresiva	1,671	5.9	1,066	4.3	56.8
Interés Social	19,849	69.6	16,695	67.1	18.9
Infonavit	6,609	23.2	5,066	20.4	30.5
SHF-Fovissste	13,240	46.4	11,629	46.7	13.9
Tipo Medio	6,805	23.9	6,862	27.6	-0.8
Residencial	183	0.6	265	1.0	-30.9
TOTAL	28,508	100.0	24,888	100.0	14.5

III) Control Interno

Consorcio ARA tiene implementado un sistema de control interno alineado con los objetivos estratégicos de la Dirección, dicho sistema de control incluye políticas y procedimientos diseñados para la adecuada salvaguarda de sus bienes, la eficiencia y eficacia de sus operaciones y la emisión de información financiera, de conformidad con principios de contabilidad generalmente aceptados, así como con leyes y regulaciones aplicables; asimismo, el sistema de control ayuda a la Dirección de la Organización en la prevención y detección de errores e irregularidades.

Como apoyo al sistema de control interno, la Compañía cuenta con una Subdirección de Auditoría Interna, que en alineación a la gestión del Comité de Auditoría, tiene la función de realizar revisiones al cumplimiento de las políticas y procedimientos en las diferentes áreas de la Organización.

Aún y cuando la Compañía considera contar con un sistema de control interno eficiente, y en busca de mayor grado de adhesión a las recomendaciones del "Código de Mejores Prácticas Corporativas", el comité de auditoría sugirió contratar al despacho Galaz, Yamazaki, Ruiz Urquiza, S. C. firma miembro de Deloitte Touche Tohmatsu para realizar un diagnóstico sobre el sistema de control interno de la sociedad y sus subsidiarias. Asimismo, el Comité de Auditoría sometió a la consideración del Consejo de Administración los lineamientos generales del sistema de control interno, los cuales fueron aprobados en la sesión de consejo del 19 de febrero de 2004.

Respecto a la implantación del "ERP" actualmente se encuentran implementados al 100%, todos los módulos administrativos, los cuales están siendo utilizados por el personal de las oficinas corporativas, así como por el personal de los fraccionamientos; dichos módulos contienen todos los requerimientos solicitados inicialmente por los usuarios.

En el área comercial están por terminarse las pruebas de funcionalidad de los módulos de Ventas y Cobranza; y nos encontramos a unos días de arrancar la prueba piloto en el fraccionamiento de Real del Valle.

Por lo que respecta en el área de construcción se encuentra implementado el módulo de Almacén en el fraccionamiento de Real del Valle; se proporcionó capacitación al personal técnico de los fraccionamientos del área metropolitana y en las próximas semanas se dará capacitación a fraccionamientos foráneos; considerando que la primera semana de Agosto se hace la implementación a nivel nacional.

Cualquier comentario e información adicional requerida favor de dirigirlo a:

Jaime del Río
Director Relación con Inversionistas
(52.55) 5251.4670
(52.55) 5596.8803
(52.55) 5596.8864 X 1121
jdelrio@ara.com.mx

Aarón Hernández
Relación con Inversionistas
(52.55) 5596.8803
aaron@ara.com.mx

CONSORCIO ARA, S. A. DE C. V. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS PERIODOS COMPRENDIDOS DEL 1 DE ENERO AL 30 DE JUNIO DE 2005 Y 2004
(EN MILES DE PESOS DE PODER ADQUISITIVO DEL 30 DE JUNIO DE 2005)

1. ACTIVIDADES

CONSORCIO ARA, S. A. DE C. V. Y SUBSIDIARIAS (LA "COMPAÑÍA"), SE DEDICA A LA COMPRA DE TERRENOS, EL DISEÑO DE DESARROLLOS HABITACIONALES TANTO DE INTERÉS SOCIAL, MEDIO Y RESIDENCIAL,Y A LA CONSTRUCCIÓN, PROMOCIÓN Y COMERCIALIZACIÓN DE LOS MISMOS DESARROLLOS INDUSTRIALES Y TURÍSTICOS, ASÍ COMO AL ARRENDAMIENTO DE UNICENTROS Y MINICENTROS COMERCIALES.

LA COMPAÑÍA LLEVA A CABO LA CONSTRUCCIÓN DE SUS DESARROLLOS HABITACIONALES MEDIANTE LA CONTRATACIÓN DE SERVICIOS DE CONSTRUCCIÓN POR MEDIO DE CONTRATOS DE OBRA. DICHOS CONTRATOS OBLIGAN AL SUBCONTRATISTA A EJECUTAR POR SÍ MISMO O POR MEDIO DE TERCEROS LA OBRA CONVENIDA DE ACUERDO A LAS ESPECIFICACIONES TÉCNICAS REQUERIDAS POR LA COMPAÑÍA.

2. BASES DE PRESENTACIÓN

A. CONSOLIDACIÓN DE ESTADOS FINANCIEROS - LOS ESTADOS FINANCIEROS CONSOLIDADOS INCLUYEN LOS DE CONSORCIO ARA, S. A. DE C. V.(ARA) Y LOS DE SUS SUBSIDIARIAS, CUYA PARTICIPACIÓN ACCIONARIA EN SU CAPITAL SOCIAL SE MUESTRA A CONTINUACIÓN. LOS SALDOS Y OPERACIONES INTERCOMPAÑÍAS IMPORTANTES, HAN SIDO ELIMINADOS EN ESTOS ESTADOS FINANCIEROS CONSOLIDADOS.

GRUPO O SUBSIDIARIAS	PARTICIPACIÓN
CONSORCIO DE INGENIERÍA INTEGRAL, S. A. DE C. V. (CIISA)	99.6%
PROYECTOS URBANOS ECOLÓGICOS, S. A. DE C. V. (PUESA)	99.9%
CONSTRUCTORA Y URBANIZADORA ARA, S. A. DE C. V. (CUARA)	99.9%
INMOBILIARIA ACRE, S. A. DE C. V. (ACRE)	99.1%
ASESORÍA TÉCNICA Y ADMINISTRATIVA GAVI, S. A. DE C. V.(GAVI)	99.9%
COMERCIALIZACIÓN Y VENTAS, S. A. (COVENSA)	98.0%
PROMOTORA Y DESARROLLADORA DE CENTROS COMERCIALES, S. A. DE C. V.(PDCC)	99.9%
DESARROLLOS INMOBILIARIOS Y TURÍSTICOS ARA, S.A. DE C.V.	99.9%

B. UTILIDAD INTEGRAL - LA UTILIDAD INTEGRAL QUE SE PRESENTA EN LOS ESTADOS DE VARIACIONES EN EL CAPITAL CONTABLE ADJUNTOS, ES LA MODIFICACIÓN DEL CAPITAL CONTABLE DURANTE EL EJERCICIO POR CONCEPTOS QUE NO SON DISTRIBUCIONES A LOS ACCIONISTAS O MOVIMIENTOS DEL CAPITAL CONTRIBUIDO; SE INTEGRA POR LA UTILIDAD NETA DEL EJERCICIO MÁS OTRAS PARTIDAS QUE REPRESENTAN UNA GANANCIA O PÉRDIDA DEL MISMO PERÍODO, QUE DE CONFORMIDAD CON LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS EN MÉXICO SE PRESENTAN DIRECTAMENTE EN EL CAPITAL CONTABLE, SIN AFECTAR EL ESTADO DE RESULTADOS. EN 2005 Y 2004, LAS OTRAS PARTIDAS DE UTILIDAD INTEGRAL ESTÁN REPRESENTADAS POR LA INSUFICIENCIA, EN LA ACTUALIZACIÓN DEL CAPITAL CONTABLE Y POR EL RESULTADO DE LA INVERSIÓN DE LOS ACCIONISTAS MINORITARIOS.

3. RESUMEN DE LAS PRINCIPALES POLÍTICAS CONTABLES

LAS POLÍTICAS CONTABLES DE LA COMPAÑÍA ESTÁN DE ACUERDO CON LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS EN MÉXICO, LOS CUALES REQUIEREN QUE LA ADMINISTRACIÓN DE LA COMPAÑÍA EFECTÚE CIERTAS ESTIMACIONES Y UTILICE DETERMINADOS SUPUESTOS PARA VALUAR ALGUNAS DE LAS PARTIDAS DE LOS ESTADOS FINANCIEROS Y PARA EFECTUAR LAS REVELACIONES QUE SE REQUIEREN EN LOS MISMOS. AÚN CUANDO LOS RESULTADOS REALES PUEDEN DIFERIR DE DICHAS ESTIMACIONES, LA ADMINISTRACIÓN DE LA COMPAÑÍA CONSIDERA QUE LAS ESTIMACIONES Y SUPUESTOS UTILIZADOS FUERON LOS ADECUADOS EN LAS CIRCUNSTANCIAS. LAS PRINCIPALES POLÍTICAS CONTABLES SEGUIDAS POR LA COMPAÑÍA SON LAS SIGUIENTES:

A. RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACIÓN - LA COMPAÑÍA ACTUALIZA SUS ESTADOS FINANCIEROS EN TÉRMINOS DE PESOS DE PODER ADQUISITIVO DE LA FECHA DEL ÚLTIMO BALANCE GENERAL QUE SE PRESENTA, RECONOCIENDO ASÍ LOS EFECTOS DE LA INFLACIÓN EN LA INFORMACIÓN FINANCIERA. EN CONSECUENCIA, LOS ESTADOS FINANCIEROS DEL AÑO ANTERIOR QUE SE PRESENTAN, TAMBIÉN HAN SIDO ACTUALIZADOS EN TÉRMINOS DEL MISMO PODER ADQUISITIVO Y SUS CIFRAS DIFIEREN DE LAS ORIGINALMENTE PRESENTADAS QUE ESTABAN EN PESOS DE PODER ADQUISITIVO DEL CIERRE DEL AÑO ANTERIOR. CONSECUENTEMENTE, LAS CIFRAS DE LOS ESTADOS FINANCIEROS ADJUNTOS SON COMPARABLES, AL ESTAR TODAS EXPRESADAS EN PESOS CONSTANTES.

B. INVERSIONES TEMPORALES - SE VALÚAN AL COSTO DE ADQUISICIÓN, MÁS RENDIMIENTOS DEVENGADOS O A SU VALOR NETO DE REALIZACIÓN ESTIMADO, EL QUE SEA MENOR.

C. INSTRUMENTOS FINANCIEROS- LAS INVERSIONES EN INSTRUMENTOS FINANCIEROS QUE SON CONSERVADOS A SU VENCIMIENTO SE VALÚAN A SU COSTO DE ADQUISICIÓN. LOS RENDIMIENTOS Y COSTOS DE LOS INSTRUMENTOS FINANCIEROS SE RECONOCEN EN LOS RESULTADOS DEL EJERCICIO EN QUE SE DEVENGAN.

D. INVENTARIOS, TERRENOS PARA FUTURAS CONSTRUCCIONES Y COSTO DE VENTAS:

1. LAS OBRAS EN PROCESO Y MATERIALES PARA CONSTRUCCIÓN, SE VALÚAN A SU COSTO DE ADQUISICIÓN Y SE ACTUALIZAN UTILIZANDO UN ÍNDICE DE INFLACIÓN INTERNO CONFORME A LOS INSUMOS DE LOS MATERIALES DE CONSTRUCCIÓN. EL SALDO DE ESTA CUENTA REPRESENTA EL AVANCE DE OBRA EN FUNCIÓN AL COSTO REAL INCURRIDO. EL COSTO SE ACTUALIZA APLICANDO EL ÍNDICE DE INFLACIÓN INTERNO A LAS OBRAS EN PROCESO Y MATERIALES INCURRIDOS CONFORME EL PORCIENTO DE AVANCE DE OBRA EJECUTADA.

2. LOS TERRENOS EN PROCESO Y LA RESERVA TERRITORIAL PARA FUTURAS CONSTRUCCIONES SE VALÚAN A SU COSTO DE ADQUISICIÓN Y SE ACTUALIZAN A SU VALOR DE REPOSICIÓN DETERMINADO POR PERITOS INDEPENDIENTES. EL COSTO SE ACTUALIZA APLICANDO EL PORCIENTO DE AVANCE DE OBRA A LOS TERRENOS ACTUALIZADOS A VALOR DE REPOSICIÓN.

E. INVERSIÓN EN ACCIONES DE COMPAÑÍAS ASOCIADAS - LAS INVERSIONES EN ASOCIADAS EN LAS CUALES LA COMPAÑÍA TIENE INFLUENCIA SIGNIFICATIVA, PERO NO TIENE CONTROL, SE VALÚAN UTILIZANDO EL MÉTODO DE PARTICIPACIÓN, QUE INCLUYE EL COSTO MÁS LA PARTICIPACIÓN DE LA COMPAÑÍA EN LAS UTILIDADES NO DISTRIBUIDAS POSTERIORES A LA ADQUISICIÓN Y LA ACTUALIZACIÓN DEL CAPITAL CONTABLE. ESTA ACTUALIZACIÓN ES INHERENTE AL MÉTODO DE PARTICIPACIÓN, YA QUE LOS

ESTADOS FINANCIEROS DE LA EMPRESA EN LA QUE SE REALIZA LA INVERSIÓN TAMBIÉN SE PREPARAN CONFORME AL BOLETÍN B-10.

F. INMUEBLES, MAQUINARIA Y EQUIPO - SE REGISTRAN AL COSTO DE ADQUISICIÓN, Y SE ACTUALIZAN APLICANDO FACTORES DERIVADOS DEL ÍNDICE NACIONAL DE PRECIOS AL CONSUMIDOR ("INPC"). LA DEPRECIACIÓN SE CALCULA CONFORME AL MÉTODO DE LÍNEA RECTA, CON BASE EN LA VIDA ÚTIL REMANENTE DE LOS ACTIVOS, COMO SIGUE:

	AÑOS PROMEDIO	
	2005	2004
EDIFICIO	38	30
MAQUINARIA Y EQUIPO	9	10
EQUIPO DE TRANSPORTE	3	4
MOBILIARIO Y EQUIPO DE OFICINA	7	8

G. DETERIORO DE ACTIVOS DE LARGA DURACIÓN EN USO- LA COMPAÑÍA REVISA EL VALOR EN LIBROS DE LOS ACTIVOS DE LARGA DURACIÓN EN USO, ANTE LA PRESENCIA DE ALGÚN INDICIO DE DETERIORO QUE PUDIERA INDICAR QUE EL VALOR EN LIBROS DE LOS MISMOS PUDIERA NO SER RECUPERABLE, CONSIDERANDO EL MAYOR DEL VALOR PRESENTE DE LOS FLUJOS NETOS DE EFECTIVOS FUTUROS O EL PRECIO NETO DE VENTA EN EL CASO DE SU EVENTUAL DISPOSICIÓN. EL DETERIORO SE REGISTRA CONSIDERANDO EL IMPORTE DEL VALOR EN LIBROS QUE EXCEDA AL MAYOR DE LOS VALORES ANTES MENCIONADOS. LOS INDICIOS DE DETERIORO QUE SE CONSIDERAN PARA ESTOS EFECTOS, SON ENTRE OTROS, LAS PÉRDIDAS DE OPERACIÓN O FLUJOS DE EFECTIVO NEGATIVOS EN EL PERIÓDO SI ES QUE ESTÁN CONBINADOS CON UN HISTORIAL O PROYECCIÓN DE PÉRDIDAS, DEPRECIACIONES Y AMORTIZACIONES CARGADAS A RESULTADOS QUE EN TÉRMINOS PORCENTUALES, EN RELACIÓN CON LOS INGRESOS, SEAN SUBSTANCIALMENTE SUPERIORES A LAS DE EJERCICIOS ANTERIORES, EFECTOS DE OBSOLESCENCIA, REDUCCIÓN EN LA DEMANDA DE LOS PRODUCTOS QUE SE FABRICAN, COMPETENCIA Y OTROS FACTORES ECONÓMICOS Y LEGALES.

H. OBLIGACIONES LABORALES AL RETIRO - EL PASIVO POR PRIMAS DE ANTIGÜEDAD Y EL PLAN PENSIONES, SE RECONOCEN COMO COSTO DURANTE LOS AÑOS DE SERVICIO DEL PERSONAL. EL PASIVO POR ESTAS OBLIGACIONES Y SU COSTO SE CALCULAN POR ACTUARIOS INDEPENDIENTES CON BASE EN EL MÉTODO DE CRÉDITO UNITARIO PROYECTADO UTILIZANDO TASAS DE INTERÉS REALES. POR LO TANTO, SE ESTÁ RECONOCIENDO EL PASIVO QUE A VALOR PRESENTE, SE ESTIMA CUBRIRÁ LA OBLIGACIÓN POR ESTOS BENEFICIOS A LA FECHA ESTIMADA DE RETIRO DEL CONJUNTO DE EMPLEADOS QUE LABORA EN LA COMPAÑÍA. LAS INDEMNIZACIONES SE CARGAN A LOS RESULTADOS CUANDO SE TOMA LA DECISIÓN DE PAGARLAS.

I. RECONOCIMIENTO DE INGRESOS Y COSTOS - LA COMPAÑÍA UTILIZA EL MÉTODO DE PORCIENTO DE AVANCE DE OBRA EJECUTADA PARA RECONOCER LOS INGRESOS Y COSTOS EN LAS ACTIVIDADES QUE REALIZA COMO PROMOTOR Y CONTRATISTA, MEDIANTE EL CUAL LOS INGRESOS ESPERADOS REPRESENTADOS POR EL PRECIO DE VENTA DE LAS VIVIENDAS, SON MULTIPLICADOS POR EL PORCIENTO DE AVANCE DE OBRA EJECUTADA, AL RESULTADO OBTENIDO SE LE APLICA EL PORCENTAJE DE COSTO ESPERADO EN CADA DESARROLLO, LA DIFERENCIA ENTRE INGRESO Y EL COSTO ASÍ OBTENIDO, CONSTITUYE EL RESULTADO BRUTO ACUMULADO. DE LOS RESULTADOS OBTENIDOS SE DISMINUIRÁN, EN SU CASO, LOS INGRESOS Y COSTOS RECONOCIDOS EN EJERCICIOS ANTERIORES PARA OBTENER LOS INGRESOS Y COSTOS DEL PERIODO A RECONOCER EN EL ESTADO DE RESULTADOS. EL MÉTODO DE

PORCIENTO DE AVANCE DE OBRA EJECUTADA SE APLICA CUANDO SE HAYAN CUMPLIDO CON LAS SIGUIENTES CONDICIONES:

· EL CLIENTE HA ENTREGADO SU ENGANCHE (SI SE REQUIERE).

· EL CLIENTE HA FIRMADO EL CONTRATO DE COMPRA-VENTA RESPECTIVO, Y

· EL CLIENTE HA PRESENTADO TODA LA DOCUMENTACIÓN OFICIAL CORRESPONDIENTE QUE SE REQUIERE PARA OBTENER UN CRÉDITO (I) EN EL CASO DE VENTAS FINANCIADAS POR EL INSTITUTO NACIONAL DEL FONDO PARA LA VIVIENDA DE LOS TRABAJADORES (INFONAVIT) Y POR EL FONDO DE LA VIVIENDA DEL INSTITUTO DE SEGURIDAD Y SERVICIOS SOCIALES DE LOS TRABAJADORES DEL ESTADO (FOVISSSTE), EL COMPRADOR NECESITA OBTENER LA CALIFICACIÓN MÍNIMA APROBATORIA REQUERIDA; (II) EL CLIENTE HA OBTENIDO DE LA INSTITUCIÓN BANCARIA Y/O DE LA SOCIEDAD HIPOTECARIA FEDERAL (SHF) LA ASIGNACIÓN DE SU CRÉDITO, PARA LA ADQUISICIÓN DE LA VIVIENDA; (III), (A) CUANDO EL COMPRADOR ADQUIERE EL TERRENO DE LA COMPAÑÍA, PRIMERO ES ESCRITURADO Y (B) OBTIENE UN PRÉSTAMO DE UNA INSTITUCIÓN BANCARIA PARA LA CONSTRUCCIÓN COMPLETA DE LA CASA Y EL BANCO COMIENZA A SUMINISTRAR ANTICIPOS A LA COMPAÑÍA EN BASE AL AVANCE DE OBRA EFECTUADA Y (IV)COFINANCIAMIENTO INFONAVIT, EL CLIENTE PERCIBE INGRESOS DE 7 A 10.9 SALARIOS MÍNIMOS MENSUALES, OBTIENE LA CALIFICACIÓN Y PRESENTA LA DOCUMENTACIÓN OFICIAL REQUERIDA PARA OBTENER UN CRÉDITO, EL CUAL ES OTORGADO CONJUNTAMENTE POR EL INFONAVIT Y POR UNA SOCIEDAD FINANCIERA DE OBJETO LIMITADO(SOFOL) Y/O UN BANCO.

LA COMPAÑÍA UTILIZA EL MÉTODO DE PORCIENTO DE AVANCE DE OBRA EJECUTADA PARA LOS COSTOS E INGRESOS INCURRIDOS EN LAS ACTIVIDADES QUE REALIZA COMO CONTRATISTA, DE ACUERDO A LOS CONTRATOS QUE EFECTÚE.

LOS COSTOS DE LOS CONTRATOS INCLUYEN TODOS LOS MATERIALES DIRECTOS, MANO DE OBRA Y TODOS LOS COSTOS INDIRECTOS RELACIONADOS CON EL DESARROLLO DE LOS PROYECTOS, TALES COMO MANO DE OBRA INDIRECTA, COMPRAS, EQUIPO, REPARACIONES Y DEPRECIACIÓN. LOS GASTOS GENERALES Y DE ADMINISTRACIÓN SON CARGADOS A RESULTADOS CUANDO SE INCURREN. LAS PROVISIONES PARA PÉRDIDAS EN ESTIMACIONES O CONTRATOS NO TERMINADOS SON RECONOCIDAS EN EL PERIODO EN QUE SON DETERMINADAS.

LOS INGRESOS POR ARRENDAMIENTO DE UNICENTROS Y MINICENTROS COMERCIALES SE RECONOCEN CONFORME SE DEVENGAN (VER NOTA 19).

J. IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO Y PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES - EL IMPUESTO SOBRE LA RENTA (ISR) Y LA PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES (PTU), SE REGISTRAN EN LOS RESULTADOS DEL AÑO EN QUE SE CAUSAN, Y SE RECONOCE EL ISR DIFERIDO PROVENIENTE DE LAS DIFERENCIAS TEMPORALES QUE RESULTAN DE LA COMPARACIÓN DE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS, Y EN SU CASO, SE INCLUYE EL BENEFICIO DE LAS PÉRDIDAS FISCALES POR AMORTIZAR. EL ISR DIFERIDO ACTIVO, SE REGISTRA SÓLO CUANDO EXISTE ALTA PROBABILIDAD DE QUE PUEDA RECUPERARSE. SE RECONOCE LA PTU DIFERIDA PROVENIENTE DE LAS DIFERENCIAS TEMPORALES ENTRE EL RESULTADO CONTABLE Y LA RENTA GRAVABLE, SÓLO CUANDO SE PUEDA PRESUMIR RAZONABLEMENTE QUE VAN PROVOCAR UN PASIVO O BENEFICIO, Y NO EXISTA ALGÚN INDICIO DE QUE VAYA A CAMBIAR ESA SITUACIÓN, DE TAL MANERA QUE LOS PASIVOS O LOS BENEFICIOS NO SE MATERIALICEN.

EL IMPUESTO AL ACTIVO (IMPAC) PAGADO QUE SE ESPERA RECUPERAR, SE REGISTRA COMO UN ANTICIPO DE ISR Y SE PRESENTA EN EL BALANCE GENERAL DISMINUYENDO EL PASIVO POR ISR DIFERIDO.

K. OPERACIONES EN MONEDA EXTRANJERA - LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN AL TIPO DE CAMBIO VIGENTE A LA FECHA DE SU CELEBRACIÓN. LOS ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA SE VALÚAN EN MONEDA NACIONAL AL TIPO DE CAMBIO VIGENTE A LA FECHA DE LOS ESTADOS FINANCIEROS. LAS FLUCTUACIONES CAMBIARIAS SE REGISTRAN EN LOS RESULTADOS.

L. INSUFICIENCIA EN LA ACTUALIZACIÓN DEL CAPITAL CONTABLE - SE INTEGRA DEL RESULTADO POR POSICIÓN MONETARIA ACUMULADO HASTA LA PRIMERA ACTUALIZACIÓN Y LA PÉRDIDA POR TENENCIA DE ACTIVOS NO MONETARIOS QUE REPRESENTA EL CAMBIO EN EL NIVEL ESPECÍFICO DE PRECIOS DE LOS TERRENOS QUE SE INCREMENTÓ POR DEBAJO DE LA INFLACIÓN.

M. RESULTADO POR POSICIÓN MONETARIA - EL RESULTADO POR POSICIÓN MONETARIA, QUE REPRESENTA LA EROSIÓN DEL PODER ADQUISITIVO DE LAS PARTIDAS MONETARIAS ORIGINADA POR LA INFLACIÓN, SE CALCULA APLICANDO FACTORES DERIVADOS DEL INPC A LA POSICIÓN MONETARIA NETA MENSUAL. LA PÉRDIDA SE ORIGINA DE MANTENER UNA POSICIÓN MONETARIA ACTIVA NETA.

N. UTILIDAD POR ACCIÓN - LA UTILIDAD BÁSICA POR ACCIÓN ORDINARIA SE CALCULA DIVIDIENDO LA UTILIDAD NETA MAYORITARIA ENTRE EL PROMEDIO PONDERADO DE ACCIONES ORDINARIAS EN CIRCULACIÓN DURANTE EL EJERCICIO.

4. INVERSIONES TEMPORALES Y EFECTIVO

	2005	2004
INVERSIONES TEMPORALES (1)	$ 850,514	$ 898,912
EFECTIVO	120,306	149,177
	$ 970,820	$1,048,089

(1) INCLUYE $18,477 QUE SE ENCUENTRAN REPRESENTADOS POR CERTIFICADOS BURSÁTILES DE INDEMNIZACIÓN CARRETERA SEGREGABLES ("CBICS"), EMITIDOS POR EL BANCO NACIONAL DE OBRAS Y SERVICIOS PÚBLICOS, S. N. C. LOS CUALES GENERAN UNA TASA DE INTERÉS ANUAL DEL 4%. LA COMPAÑÍA HA DECIDIDO CONSERVAR DICHOS INSTRUMENTOS A SU VENCIMIENTO, LOS BENEFICIOS QUE OBTENDRÁ, ADEMÁS DE LOS INTERESES GENERADOS SERÁ EL MONTO DE LA INFLACIÓN DEL PERÍODO DE VIGENCIA DE LOS CBICS. ESTA INVERSIÓN NO TIENE LIMITACIÓN PARA LLEVAR A CABO SU REALIZACIÓN EN EL CORTO PLAZO.

5. CLIENTES

	2005	2004
COMO PROMOTOR:		
CLIENTES POR AVANCE DE OBRA	$1,899,232	$1,416,884
COMO CONTRATISTA:		
ESTIMACIONES POR COBRAR	7,237	1,887
	1,906,469	1,418,771
ESTIMACIÓN PARA CUENTAS DE COBRO DUDOSO	(3,572)	(420)
ESTIMACIÓN PARA CANCELACIÓN DE CONTRATOS	(14,922)	(12,182)
	$1,887,975	$1,406,169

6. INVENTARIOS Y TERRENOS PARA FUTURAS CONSTRUCCIONES

A. LOS INVENTARIOS SE ANALIZAN COMO SIGUE:

	2005	2004
OBRAS EN PROCESO	$1,737,272	$1,787,852
TERRENOS EN PROCESO DE DESARROLLO	1,331,719	1,067,145
TERRENOS PARA FUTURAS CONSTRUCCIONES A CORTO PLAZO	1,615,299	1,114,466
ALMACEN DE MATERIALES PARA CONSTRUCCIÓN	133,510	130,477
ANTICIPO A PROVEEDORES	161,274	356,024
	4,979,074	4,455,964
TERRENO PARA FUTURAS CONSTRUCCIONES A LARGO PLAZO	420,837	333,842
	$5,399,911	$4,789,806

B. LA COMPAÑÍA SIGUE LA POLÍTICA DE LOCALIZAR Y ADQUIRIR TERRENOS CADA AÑO, TENIENDO COMO OBJETIVO QUE LOS TERRENOS PARA FUTURAS CONSTRUCCIONES PUEDAN TENER UN PERIODO DE CONSTRUCCIÓN Y DESARROLLO DE VIVIENDAS, CLASIFICANDO DENTRO DEL CORTO PLAZO AQUELLOS TERRENOS QUE ACTUALMENTE SE ESTÁN DESARROLLANDO O QUE SE ESTIMA SE VAN A DESARROLLAR DENTRO DEL SIGUIENTE AÑO Y A LARGO PLAZO AQUELLOS TERRENOS POR LOS CUALES AÚN NO EXISTEN PLANES PARA SU DESARROLLO.

C. DURANTE EL EJERCICIO DE 2004 LA COMPAÑÍA ADQUIRIÓ UN TERRENO POR UN VALOR DE $140,995 EL CUAL SE OTORGÓ EN GARANTÍA HIPOTECARIA PARA ASEGURAR EL PAGO DEL MISMO. EL MONTO PENDIENTE DE PAGO AL 30 DE JUNIO DE 2005 ES DE 6,270 MILES DE DÓLARES AMERICANOS EQUIVALENTE A $67,560, DE LOS CUALES $33,780 SE PRESENTA DENTRO DEL RUBRO DE PROVEEDORES Y $33,780 EN OTROS CRÉDITOS.

D. EN DICIEMBRE DE 2004, LA COMPAÑÍA ADQUIRIÓ UN TERRENO POR $138,809, POR EL QUE NO SE HA REALIZADO EL TRASLADO DE DOMINIO DE PROPIEDAD SINO HASTA EL MOMENTO DE SU LIQUIDACIÓN. EL IMPORTE POR PAGAR AL 30 DE JUNIO DE 2005, ES DE $37,124 QUE SE PRESENTA DENTRO DEL RUBRO DE PROVEEDORES.

7. OTROS ACTIVOS

	2005	2004
OTRAS CUENTAS POR COBRAR	$ 28,300	$ 14,854
IMPUESTOS POR RECUPERAR (PRINCIPALMENTE IVA, ISR E IMPAC)	28,950	20,396
PAGOS ANTICIPADOS	21,060	12,988
DEPÓSITOS EN GARANTÍA	37,275	44,523
	$ 115,585	$ 92,761

8. INVERSIÓN EN ACCIONES DE COMPAÑÍAS ASOCIADAS

LAS INVERSIONES EN ACCIONES DE COMPAÑÍAS ASOCIADAS QUE SE VALÚAN A TRAVÉS DEL MÉTODO DE PARTICIPACIÓN SON:

COMPAÑIA ASOCIADA	% DE PART.	VALOR CONTABLE DE LA PARTICIPACIÓN 2005	2004	PARTICIPACIÓN EN LOS RESULTADOS 2005	2004
CENTRO SAN MIGUEL, S. DE R. L.(1)(CSM)	50.00	$ 6,504	$ 5,758	$ 176	$(3,217)
CENTRO REGIONAL LAS AMERICAS, S. DE R. L.(2)(CRAS)	50.00	41,477	-	(10,881)	-
HABITANIA MONTES DE OCA, S. A. DE C. V. (3)	33.33	5,514	-	114	-
		$ 53,495	$ 5,758	$(10,591)	$(3,217)

(1) A PARTIR DEL 1 DE ENERO DE 2004, SE APLICA EL 50% A LOS RESULTADOS DE LA INVERSIÓN

(2) A PARTIR DEL 1 DE JULIO DE 2004, LA COMPAÑÍA PARTICIPA EN ESTA INVERSIÓN CUYO OBJETO PRINCIPAL ES LA CONSTRUCCIÓN, COMERCIALIZACIÓN, ARRENDAMIENTO Y ADMINISTRACIÓN, DE TODO TIPO DE PROYECTOS INMOBILIARIOS INCLUYENDO CENTROS COMERCIALES.

(3) A PARTIR DEL 9 DE SEPTIEMBRE 2004, LA COMPAÑÍA PARTICIPA EN ESTA INVERSIÓN CUYO OBJETO PRINCIPAL ES LA PLANEACIÓN, DESARROLLO, CONSTRUCCIÓN Y PROMOCIÓN DE UN CONDOMINIO QUE CONSTA DE 44 DEPARTAMENTOS.

9. INMUEBLES, MAQUINARIA Y EQUIPO

	2005	2004
EDIFICIO EN CONDOMINIO	$ 60,861	$ 59,504
EDIFICIO PARA ARRENDAMIENTO	36,606	35,475
MAQUINARIA Y EQUIPO	498,534	491,099
EQUIPO DE TRANSPORTE	60,895	65,072
MOBILIARIO Y EQUIPO DE OFICINA	52,290	49,973
	709,186	701,123
DEPRECIACIÓN ACUMULADA	(370,452)	(340,692)
	338,734	360,431
TERRENO	30,982	30,676
CONSTRUCCIÓN EN PROCESO	-	9,249
	$ 369,716	$ 400,356
EQUIPOS ADQUIRIDOS MEDIANTE CONTRATOS DE ARRENDAMIENTO FINANCIERO:		
MAQUINARIA Y EQUIPO	119,593	115,078
EQUIPO DE TRANSPORTE	49,290	38,364
MOBILIARIO Y EQUIPO DE OFICINA	5,186	-
DEPRECIACIÓN ACUMULADA	(47,554)	(31,098)
	126,515	122,344
	$ 496,231	$ 522,700

10. CUENTAS Y DOCUMENTOS POR COBRAR A ASOCIADAS

	2005	2004
DOCUMENTOS POR COBRAR A CSM (1)	$ 91,969	$ 80,678
CUENTAS Y DOCUMENTOS POR COBRAR A CRAS(2)	105,945	-
OTRAS CUENTAS POR COBRAR A CSM	20,440	20,866
OTRAS CUENTAS POR COBRAR	3,021	517
	221,375	102,061
MENOS CUENTA POR COBRAR A CORTO PLAZO	(23,461)	(21,383)
	$ 197,914	$ 80,678

(1) DEVENGA INTERESES A LA TASA ANUAL FIJA DEL 18%, EL VENCIMIENTO DE CAPITAL E INTERESES ES EL 23 DE DICIEMBRE DE 2013.

(2) CRAS TIENE CELEBRADO UN CONTRATO DE APERTURA DE CRÉDITO CON PDCC POR $230,000, CON FECHA LÍMITE PARA LA DISPOSICIÓN DEL MISMO EL 31 DE AGOSTO DE 2006. AL 30 DE JUNIO DE 2005 CRAS HA DISPUESTO DE $96,276. LAS DISPOSICIONES DE EFECTIVO DEL CRÉDITO GENERAN INTERESES A

LA TASA ANUAL DEL 21%. CRAS SE OBLIGA A DESTINAR LOS PRÉSTAMOS AL DESARROLLO DEL PROYECTO DENOMINADO "CENTRO COMERCIAL LAS AMÉRICAS" Y DEMÁS ACTIVIDADES MERCANTILES. EL PLAZO DE LAS DISPOSICIONES SERÁ DE ACUERDO CON LAS FECHAS DE VENCIMIENTO ESTABLECIDAS EN CADA DISPOSICIÓN.

11. INSTITUCIONES DE CRÉDITO

LA COMPAÑÍA CUENTA CON LÍNEAS DE CRÉDITO VIGENTES CON DIVERSAS INSTITUCIONES FINANCIERAS POR UN TOTAL DE APROXIMADAMENTE $1,741,000.

DURANTE EL PERIODO, LA COMPAÑÍA UTILIZÓ LAS LÍNEAS DE CRÉDITO DISPONIENDO POR UN MONTO DE $345,000, LOS CUALES FUERON LIQUIDADOS ANTES DEL 30 DE JUNIO DE 2005.

12. IMPUESTOS Y GASTOS ACUMULADOS

	2005	2004
IMPUESTOS, EXCEPTO IMPUESTO SOBRE LA RENTA E IMPUESTO AL ACTIVO	$ 26,113	$ 22,809
GASTOS ACUMULADOS	189,715	236,419
INTERESES POR PAGAR	1,379	704
FONDOS RETENIDOS EN GARANTÍA	86,064	74,182
ANTICIPOS DE CLIENTES	276,617	301,532
	579,888	635,646
PORCIÓN CIRCULANTE DE OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO FINANCIERO	40,958	34,570
	$ 620,846	$ 670,216

13. OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO FINANCIERO

A. OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO FINANCIERO DE EQUIPO QUE TIENEN TASAS QUE VAN DEL 7.35% AL 12.07% DE INTERÉS ANUAL AL 30 DE JUNIO DE 2005.

B. AL 30 DE JUNIO DE 2005 Y 2004, LOS COMPROMISOS MÍNIMOS DE PAGO POR ARRENDAMIENTOS CAPITALIZABLES SON:

	2005	2004
ACREEDORES POR CONTRATOS DE ARRENDAMIENTO	$ 99,540	$ 112,534
INTERESES NO DEVENGADOS	-	(2,202)
VALOR PRESENTE DE LAS OBLIGACIONES	99,540	110,332
PORCIÓN CIRCULANTE DE LAS OBLIGACIONES	(40,958)	(34,570)
PORCIÓN A LARGO PLAZO DE ARRENDAMIENTO CAPITALIZABLE	$ 58,582	$ 75,762

EL PASIVO POR CONTRATOS DE ARRENDAMIENTO CAPITALIZABLE QUE INCLUYE UNA OPCIÓN DE COMPRA AL FINAL DEL ÚLTIMO AÑO POR $171 VENCE COMO SIGUE:

AÑO QUE TERMINARÁ EL 30 DE JUNIO DE	
2007	36,274
2008	19,013
2009	3,295
	$ 58,582

14. CAPITAL CONTABLE

A. EL CAPITAL CONTABLE DE LA COMPAÑÍA AL 30 DE JUNIO DE 2005, SE ANALIZA COMO SIGUE:

	NÚMERO DE ACCIONES	VALOR NOMINAL	EFECTOS DE ACTUALIZACIÓN	TOTAL
CAPITAL SOCIAL:				
CAPITAL FIJO SERIE ÚNICA	328,161,874	$ 437,552	$ 524,869	$ 962,421
PRIMA EN SUSCRIPCIÓN DE ACCIONES		217,627	296,332	513,959
RESERVA PARA LA ADQUISICIÓN DE ACCIONES PROPIAS		49,184	41,034	90,218
PRIMA EN RECOLOCACIÓN DE ACCIONES RECOMPRADAS		18,938	148	19,086
UTILIDADES RETENIDAS		5,323,894	234,666	5,558,560
INSUFICIENCIA EN LA ACTUALIZACIÓN DEL CAPITAL CONTABLE		-	(250,539)	(250,539)
EFECTO ACUMULADO DE ISR DIFERIDO		(634,037)	(206,471)	(840,508)
INTERÉS MINORITARIO EN SUBSIDIARIAS CONSOLIDADAS		22,232	630	22,862
TOTAL	328,161,874	$5,435,390	$ 640,669	$6,076,059

B. DE ACUERDO CON LA RESOLUCIÓN ADOPTADA EN LA ASAMBLEA GENERAL ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS DE COMPAÑÍA CELEBRADA EL 22 DE ABRIL DE 2002,SE RESUELVE DESTINAR HASTA UN 20% DEL CAPITAL CONTABLE A LA COMPRA DE ACCIONES PROPIAS EN TÉRMINO DE LO PREVISTO EN EL ARTÍCULO 14 BIS 3, FRACCIÓN I DE LA LEY DE MERCADO DE VALORES.

C. EL CAPITAL SOCIAL AL 30 DE JUNIO DE 2005 Y 2004 ESTA REPRESENTANDO POR 328,211,874 ACCIONES ORDINARIAS NOMINATIVAS, SIN EXPRESIÓN DE VALOR NOMINAL, SERIE ÚNICA, DE SUSCRIPCIÓN LIBRE, ÍNTEGRAMENTE SUSCRITAS Y PAGADAS.

D. DURANTE EL PERIODO DE 2005 Y 2004, LA COMPAÑÍA EFECTUÓ OPERACIONES DE COMPRA Y VENTA DE ACCIONES PROPIAS Y POR LAS CUALES INCURRIÓ EN UNA (PERDIDA)GANANCIA DE $(913) Y $1,637 RESPECTIVAMENTE.

AL 30 DE JUNIO DE 2005, LA COMPAÑÍA TENÍA 50,000 ACCIONES RECOMPRADAS, LAS CUALES ESTABAN PENDIENTES DE COLOCARSE A ESA FECHA. EL VALOR DE MERCADO DE LAS ACCIONES AL 30 DE JUNIO DE 2005 FUE DE $37.20 POR ACCIÓN.

E. LAS UTILIDADES RETENIDAS INCLUYEN LA RESERVA LEGAL. DE ACUERDO CON LA LEY GENERAL DE SOCIEDADES MERCANTILES, DE LAS UTILIDADES NETAS DEL EJERCICIO DEBEN SEPARARSE UN 5% COMO MÍNIMO PARA FORMAR LA RESERVA LEGAL, HASTA QUE SU IMPORTE ASCIENDA AL 20% DEL CAPITAL SOCIAL. LA RESERVA LEGAL PUEDE CAPITALIZARSE, PERO NO DEBE REPARTIRSE A MENOS QUE SE DISUELVA LA SOCIEDAD, Y DEBE SER RECONSTITUIDA CUANDO DISMINUYA POR CUALQUIER MOTIVO. AL 30 DE JUNIO DE 2005 Y 2004, SU IMPORTE ASCIENDE A $189,992 Y $154,072, RESPECTIVAMENTE.

F. EN LA ASAMBLEA GENERAL ORDINARIA ANUAL DE ACCIONISTAS CELEBRADA EL 21 DE ABRIL DE 2005, SE ACORDÓ APLICAR LA CANTIDAD DE HASTA $141,131,106 PESOS, AL PAGO DE UN DIVIDENDO EN EFECTIVO A LOS ACCIONISTAS, A RAZON DE $0.43 POR ACCIÓN EMITIDA Y EN CIRCULACIÓN.

G. LA DISTRIBUCIÓN DEL CAPITAL CONTABLE, EXCEPTO POR LOS IMPORTES ACTUALIZADOS DEL CAPITAL APORTADO Y DE LAS UTILIDADES RETENIDAS FISCALES, CAUSARÁ EL IMPUESTO SOBRE LA RENTA SOBRE DIVIDENDOS A CARGO DE LA COMPAÑÍA A LA TASA VIGENTE. EN EL AÑO DE 2004 LA TASA FUE DEL 33%,SE REDUCE LA TASA DEL ISR AL 30% PARA EL AÑO 2005 Y SE REDUCIRÁ EN UN PUNTO PORCENTUAL EN CADA AÑO, HASTA LLEGAR AL 28% A PARTIR DEL 2007, EN ADELANTE. EL IMPUESTO QUE SE PAGUE POR DICHA DISTRIBUCIÓN,SE PODRÁ ACREDITAR CONTRA EL IMPUESTO SOBRE LA RENTA DEL EJERCICIO EN EL QUE SE PAGUE EL IMPUESTO SOBRE DIVIDENDOS Y EN LOS DOS EJERCICIOS INMEDIATOS SIGUIENTES, CONTRA EL IMPUESTO DEL EJERCICIO Y LOS PAGOS PROVISIONALES DE LOS MISMOS.

15. SALDOS Y OPERACIONES EN MONEDA EXTRANJERA

A. LA POSICIÓN MONETARIA EN MONEDA EXTRANJERA AL 30 DE JUNIO ES:

	2005	2004
MILES DE DÓLARES ESTADOUNIDENSES		
ACTIVOS MONETARIOS	$ 7,144	$ 5,616
PASIVOS MONETARIOS	(27,382)	(1,816)
POSICIÓN (PASIVA) ACTIVA, NETA	(20,238)	3,800
EQUIVALENTE EN PESOS	$ (218,068)	$ 43,798

B. LAS OPERACIONES EN MONEDA EXTRANJERA FUERON COMO SIGUE:

	2005	2004
	(EN MILES DE DÓLARES ESTADOUNIDENSES)	
COMPRAS Y ANTICIPOS DE TERRENOS	24,773	-
ADQUISICIÓN DE EQUIPO	198	25,517

C. LOS TIPOS DE CAMBIO VIGENTES A LA FECHA DE LOS ESTADOS FINANCIEROS FUERON COMO SIGUE:

	AL 30 DE JUNIO DE	
	2005	2004
DÓLAR AMERICANO	$10.7752	$11.5258

16. TRANSACCIONES CON PARTES RELACIONADAS

LA COMPAÑIA EFECTUÓ TRANSACCIONES CON LAS COMPAÑÍAS ASOCIADAS DURANTE EL CURSO NORMAL DE SUS OPERACIONES, COMO SIGUE:

	2005	2004
INGRESOS POR:		
SERVICIOS ADMINISTRATIVOS	$ 459	$ -
VENTA DE TERRENO	$ 6,240	$ -
ADMINISTRACIÓN DE OBRA	$ 2,007	$ -
INTERESES-NETO	$ 13,266	$ 6,622
COSTOS POR:		
VENTA DE TERRENO	$ 4,243	$ -

17. OTROS (GASTOS) INGRESOS, NETO

	2005	2004
OTROS (GASTOS) INGRESOS-NETO (INGRESOS PRINCIPALMENTE POR COBRO DE EXCEDENTE EN GASTOS)	$ 328	$ 15,866

18. IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO Y PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES

LA COMPAÑÍA Y SUS SUBSIDIARIAS ESTÁN SUJETAS, INDIVIDUALMENTE, AL IMPUESTO SOBRE LA RENTA (ISR) Y AL IMPUESTO AL ACTIVO (IMPAC). EL ISR SE CALCULA CONSIDERANDO COMO GRAVABLES O DEDUCIBLES CIERTOS EFECTOS DE LA INFLACIÓN, TALES COMO LA DEPRECIACIÓN CALCULADA SOBRE VALORES EN PRECIOS CONSTANTES Y LA DEDUCCIÓN DE COMPRAS EN LUGAR DE LOS COSTOS, LO QUE PERMITE DEDUCIR COSTOS ACTUALES, Y SE ACUMULA O DEDUCE EL EFECTO DE LA INFLACIÓN SOBRE CIERTOS ACTIVOS Y PASIVOS MONETARIOS A TRAVÉS DEL AJUSTE ANUAL POR INFLACIÓN, EL CUAL ES SIMILAR AL RESULTADO POR POSICIÓN MONETARIA.
LA TASA DEL ISR FUE DEL 33% EN 2004 Y 34% EN 2003. POR OTRA PARTE EL IMPAC SE CAUSA A RAZÓN DEL 1.8% DEL PROMEDIO NETO DE LA MAYORÍA DE LOS ACTIVOS (A VALORES ACTUALIZADOS) Y DE CIERTOS PASIVOS, Y SE PAGA ÚNICAMENTE POR EL MONTO EN QUE EXCEDA AL ISR DEL AÑO; CUALQUIER PAGO QUE SE EFECTÚE ES RECUPERABLE CONTRA EL MONTO EN QUE EL ISR EXCEDA AL IMPAC EN LOS DIEZ EJERCICIOS SUBSECUENTES.

EL 1 DE DICIEMBRE DE 2004 SE PUBLICARON MODIFICACIONES A LAS LEYES DEL ISR E IMPAC APLICABLES A PARTIR DE 2005, SIENDO LAS PRINCIPALES: A) SE REDUCE LA TASA DEL ISR AL 30% PARA EL AÑO 2005, A 29% EN 2006 Y A 28% DE 2007 EN ADELANTE; B) PARA EFECTOS DEL ISR SE DEDUCIRÁ EL COSTO DE VENTAS EN LUGAR DE LAS ADQUISICIONES DE LOS INVENTARIOS; C) EN 2005 SE PODRÁ OPTAR POR ACUMULAR EN UN PERIODO DE 4 A 12 AÑOS LOS INVENTARIOS AL 31 DE DICIEMBRE DE 2004, DETERMINADOS CON BASE EN LAS REGLAS FISCALES; AL OPTAR POR ACUMULAR LOS INVENTARIOS DE LA REGLA 106 Y LAS PÉRDIDAS FISCALES POR AMORTIZAR, Y SE PODRÁ DEDUCIR EL COSTO DE VENTAS DE LOS INVENTARIOS CONFORME SE ENAJENEN; D) A PARTIR DE 2006 SERÁ DEDUCIBLE EN SU TOTALIDAD LA PARTICIPACIÓN A LOS TRABAJADORES EN LAS UTILIDADES QUE SE PAGUE; Y E) SE INCLUYEN LOS PASIVOS BANCARIOS Y CON EXTRANJEROS PARA DETERMINAR LA BASE GRAVABLE DEL IMPAC.

A. EL ISR Y LA PTU, SE INTEGRAN COMO SIGUE:

	2005	2004
ISR:		
CAUSADO	$ 64,677	$ 63,978
DIFERIDO	114,998	127,330
	$ 179,675	$ 191,308
PTU CAUSADA	$ 663	$ 565

B. LA TASA EFECTIVA DEL ISR DE 2005 Y 2004 DIFIERE DE LA TASA LEGAL, DEBIDO PRINCIPALMENTE A CIERTAS DIFERENCIAS PERMANENTES COMO GASTOS NO DEDUCIBLES Y EFECTOS DE LA INFLACIÓN.

C. LOS PRINCIPALES CONCEPTOS QUE ORIGINAN EL SALDO DEL PASIVO POR IMPUESTO SOBRE LA RENTA DIFERIDO, SON:

	2005	2004
IMPUESTO SOBRE LA RENTA DIFERIDO ACTIVO (PASIVO):		
INVENTARIOS Y TERRENOS PARA FUTURAS CONSTRUCCIONES	$(1,447,161)	$(1,503,693)
CLIENTES POR AVANCE DE OBRA	(410,810)	(315,395)
INMUEBLES, MAQUINARIA Y EQUIPO	(63,197)	(69,896)
ANTICIPOS DE CLIENTES	66,925	81,104
ESTIMACIÓN PARA CUENTAS DE COBRO DUDOSO Y PARA CANCELACIÓN DE CONTRATOS	5,363	4,032
OTROS, NETO	84,479	5,029
ISR DIFERIDO DE DIFERENCIAS TEMPORALES	(1,764,401)	(1,798,819)
EFECTO DE PÉRDIDAS FISCALES POR AMORTIZAR	29,231	30,304
IMPUESTO AL ACTIVO PAGADO POR RECUPERAR	17,995	14,852
	47,226	45,156
ESTIMACIÓN PARA VALUACIÓN DEL ACTIVO POR IMPUESTO SOBRE LA RENTA DIFERIDO (1)	(35,071)	(25,953)
PASIVO A LARGO PLAZO NETO	$(1,752,246)	$(1,779,616)

(1) LA ESTIMACIÓN PARA VALUACIÓN CORRESPONDE AL IMPUESTO SOBRE LA RENTA DIFERIDO ACTIVO DE CONSORCIO ARA, S.A. DE C.V. Y PDCC GENERADO EN FORMA INDIVIDUAL, CUYO BENEFICIO NO SE REGISTRÓ DEBIDO A LA INCERTIDUMBRE DE SU RECUPERACIÓN.

D. LOS BENEFICIOS DE LAS PÉRDIDAS FISCALES PENDIENTES DE AMORTIZAR AL 30 DE JUNIO DE 2005 SON DE $100,795 Y EL IMPAC POR RECUPERAR DE $17,995 POR LOS QUE YA SE RECONOCIÓ PARCIALMENTE EL ACTIVO POR ISR DIFERIDO Y UN PAGO ANTICIPADO POR ISR, RESPECTIVAMENTE, PUEDEN RECUPERASE CUMPLIENDO CON CIERTOS REQUISITOS.

19. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

LA COMPAÑÍA OPERA COMO PROMOTOR, CONTRATISTA Y ARRENDADOR, COMO SE EXPLICA EN LA NOTA 1. LA INFORMACIÓN RESPECTO A INGRESOS Y COSTOS RELATIVOS A TAL ACTIVIDAD, ES LA SIGUIENTE:

	2005	2004
INGRESOS		
COMO PROMOTOR	$ 2,889,618	$ 2,539,122
COMO CONTRATISTA	4,086	3,565
ARRENDAMIENTO DE CENTROS Y LOCALES COMERCIALES	5,280	4,847
	$ 2,898,984	$ 2,547,534
COSTOS		
COMO PROMOTOR	$ 2,055,992	$ 1,806,088
COMO CONTRATISTA	2,926	2,495
ARRENDAMIENTO DE CENTROS Y LOCALES COMERCIALES	2,755	2,251
	$ 2,061,673	$ 1,810,834

NO EXISTEN TRANSACCIONES IMPORTANTES REALIZADAS ENTRE LOS DIFERENTES SEGMENTOS DE NEGOCIO.

LOS INGRESOS COMO PROMOTOR, CONTRATISTA Y POR ARRENDAMIENTOS DE LA COMPAÑÍA SON REALIZADOS EN SU TOTALIDAD EN MÉXICO.

20. COMPROMISOS Y CONTINGENCIAS

A. FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN - LA COMPAÑÍA LLEVÓ A CABO UN CONTRATO DE FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN PARA EL DESARROLLO Y COMERCIALIZACIÓN DE UN CONJUNTO HABITACIONAL DE 765 CASAS HABITACIÓN DENOMINADO HACIENDA LA GLORIA EN CARRILLO PUERTO, QUERÉTARO. LAS PRINCIPALES CARACTERÍSTICAS DEL FIDEICOMISO SON:

PARTICIPANTES - LOS PARTICIPANTES SON: LACUPUESCO, S. A. DE C. V. (FIDEICOMITENTE Y FIDEICOMISARIA A) "LACUPUESCO"; PROMOTORA COMERCIAL DIECINUEVE, S. A. DE C. V. (FIDEICOMITENTE Y FIDEICOMISARIA B) "PC19"; CUARA (FIDEICOMITENTE Y FIDEICOMISARIA C) Y GRUPO FINANCIERO SANTANDER SERFÍN (FIDUCIARIA) "SANTANDER".

APORTACIONES - LAS APORTACIONES AL FIDEICOMISO DE CADA UNO DE LOS PARTICIPANTES SON COMO SIGUE: LACUPUESCO APORTA EL TERRENO EN QUERÉTARO CON UN VALOR DE $13,252, CUARA APORTA LA CONSTRUCCIÓN Y COMERCIALIZACIÓN DEL CONJUNTO HABITACIONAL CON RECURSOS PROPIOS, Y PC19 APORTA EL TÍTULO DE CONCESIÓN DE LOS DERECHOS DE AGUA.

CONTRAPRESTACIÓN - POR LA VENTA O TRANSMISIÓN DE LAS UNIDADES HABITACIONALES LACUPUESCO RECIBE 15% Y CUARA EL 85% SOBRE EL PRECIO DE VENTA.

VIGENCIA - EL CONTRATO TENDRÁ UNA VIGENCIA 36 MESES CONTADOS A PARTIR DE LA FECHA DE OBTENCIÓN DE LA LICENCIA DE CONSTRUCCIÓN (23 DE DICIEMBRE DE 2003). EN CASO DE QUE AL TÉRMINO DE ESTE PLAZO NO SE HAYA CONCLUIDO EL CONJUNTO HABITACIONAL, O TODAVÍA HUBIERE CASAS QUE NO SE HAYAN VENDIDO O TRANSMITIDO (POR ESTAR EN PROCESO DE CONSTRUCCIÓN O BIEN PORQUE NI SIQUIERA SE HAYA INICIADO LA CONSTRUCCIÓN), LACUPUESCO TENDRÁ LA FACULTAD DE PRORROGAR EL CONTRATO POR 6 MESES MÁS, O BIEN, SOLICITAR LA LIQUIDACIÓN DEL 15% PACTADO DE ACUERDO AL ÚLTIMO PRECIO DE VENTA REPORTADO. POR EL PERIODO DEL 1° DE ENERO AL 30 DE JUNIO DE 2005 SE HAN REGISTRADO POR PORCIENTO DE AVANCE DE OBRA EJECUTADA 113 CASAS POR UN IMPORTE DE $600.9 POR VIVIENDA.

B. FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN - EN OCTUBRE DE 2003, LA COMPAÑÍA LLEVÓ A CABO UN CONTRATO DE FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN PARA EL DESARROLLO Y COMERCIALIZACIÓN DE UN CONJUNTO HABITACIONAL DESTINADO A LOS TRABAJADORES DEL GOBIERNO DEL ESTADO DE MICHOACÁN Y DE LOCALES COMERCIALES EN CAPULA, MORELIA. EL DESARROLLO SE DIVIDE EN EL PROYECTO ARA, EL PROYECTO SARE, UN ÁREA COMERCIAL BÁSICA, UN ÁREA COMERCIAL Y TIERRA BREÑA. LAS PRINCIPALES CARACTERÍSTICAS DEL FIDEICOMISO SON:

PARTICIPANTES - LOS PARTICIPANTES SON: INSTITUTO DE VIVIENDA DEL ESTADO DE MICHOACÁN DE OCAMPO (FIDEICOMITENTE Y FIDEICOMISARIA A) "IVEMO"; CIISA (FIDEICOMITENTE Y FIDEICOMISARIA B); FISARE, S. A. DE C. V. (FIDEICOMITENTE Y FIDEICOMISARIA C) "FISARE" Y BANCO AZTECA, S. A. (FIDUCIARIA) "BANCO AZTECA".

APORTACIONES - LAS APORTACIONES AL FIDEICOMISO DE CADA UNO DE LOS PARTICIPANTES SON COMO SIGUE: IVEMO APORTA EL TERRENO EN CAPULA, MORELIA (EL "INMUEBLE") Y LA CONCESIÓN DE LOS DERECHOS DE AGUA, CIISA Y SARE APORTAN CADA UNO EL 50% DE LA URBANIZACIÓN, EDIFICACIÓN Y OBRAS INTERNAS EN LOS PROYECTOS ARA Y SARE, RESPECTIVAMENTE.

CONTRAPRESTACIÓN - POR LA VENTA O TRANSMISIÓN DE LAS UNIDADES HABITACIONALES EN LOS PROYECTOS ARA Y SARE, IVEMO RECIBE EL 8% DEL PRECIO DE VENTA DE CADA VIVIENDA, Y CIISA Y SARE RECIBEN CADA UNO EL 92%, RESPECTIVAMENTE.

EL ÁREA COMERCIAL, TIERRA BREÑA Y ÁREA COMERCIAL BÁSICA SERÁN REVERTIDAS A IVEMO.

VIGENCIA - EL FIDEICOMISO TENDRÁ LA DURACIÓN NECESARIA PARA EL CUMPLIMIENTO DE SUS FINALIDADES. IVEMO SE RESERVA LA FACULTAD PARA REVERTIR PARTE O LA TOTALIDAD DEL INMUEBLE SIEMPRE Y CUANDO ESTE NO HAYA SIDO COMPROMETIDO CON TERCEROS ADQUIRENTES Y RESTITUIR LOS GASTOS

EN INVERSIONES QUE CIISA Y SARE HUBIEREN REALIZADO EN LAS OBRAS DE URBANIZACIÓN. POR EL PERIODO DEL 1° DE ENERO AL 30 DE JUNIO DE 2005 SE HAN REGISTRADO POR PORCIENTO DE AVANCE DE OBRA EJECUTADA 166 CASAS POR UN IMPORTE DE $261.5 POR VIVIENDA.

C. FIDEICOMISO TRASLATIVO DE DOMINIO Y DE ADMINISTRACIÓN - CIISA CELEBRÓ UN CONTRATO DE FIDEICOMISO TRASLATIVO DE DOMINIO Y DE ADMINISTRACIÓN EL 18 DE AGOSTO DE 2004 CON UNA TIENDA DEPARTAMENTAL Y BANCO J. P. MORGAN, S. A. INSTITUCIÓN DE BANCA MÚLTIPLE, J. P. MORGAN GRUPO FINANCIERO, DIVISIÓN FIDUCIARIO, MEDIANTE EL CUAL SE TRANSMITE UNA PARTE DEL TERRENO LAS AMÉRICAS A LA TIENDA DEPARTAMENTAL, EN EL QUE SE DESARROLLARÁ EL CENTRO COMERCIAL LAS AMÉRICAS.

LAS OBLIGACIONES PARA CIISA O SU AFILIADA CRAS SON ENTRE OTRAS, A) LA OBLIGACIÓN LLEVAR A CABO A SU CARGO Y POR SU CUENTA LA CONSTRUCCIÓN Y MEJORAS DEL CENTRO COMERCIAL (EXCEPTO LA TIENDA DEPARTAMENTAL), SU ESTACIONAMIENTO INCLUYENDO EL DE LA TIENDA DEPARTAMENTAL, DE CONFORMIDAD CON EL PROYECTO EJECUTIVO RESPECTIVO; B) EN SU MOMENTO OPERAR EL CENTRO COMERCIAL (EXCEPTO POR EL ALMACÉN DE LA TIENDA DEPARTAMENTAL).

D. FIDEICOMISO TRASLATIVO DE DOMINIO - EL 22 DE DICIEMBRE DE 2004, LA COMPAÑÍA CELEBRÓ UN CONTRATO DE FIDEICOMISO TRASLATIVO DE DOMINIO PARA LA ADQUISICIÓN DE UN TERRENO UBICADO EN PUEBLA (EL "INMUEBLE").

PARTICIPANTES - LOS PARTICIPANTES SON: CEMEX MÉXICO, S. A. DE C. V. (FIDEICOMITENTE A) "CEMEX", CIISA (FIDEICOMITENTE B) Y BANCA SERFIN, S. A. INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER SERFIN (FIDUCIARIO) "BANCA SERFIN".

APORTACIONES - EL PATRIMONIO DEL FIDEICOMISO SE CONSTITUYE DE LA SIGUIENTE MANERA:

A. LA PROPIEDAD DEL INMUEBLE DE 449,755 M2 UBICADO EN PUEBLA, APORTADO POR CEMEX, ASÍ COMO AQUELLAS OBRAS Y MEJORAS QUE REALICE CIISA.

B. APORTACIONES EN EFECTIVO QUE OBTENGA BANCA SERFIN POR LA INDEMNIZACIÓN DEL INMUEBLE.

C. LOS PLANOS, PERMISOS, AUTORIZACIONES, PROYECTOS Y DEMÁS DOCUMENTOS Y AUTORIZACIONES RELACIONADAS CON EL PROYECTO A REALIZAR, QUE APORTE CIISA PARA EFECTUAR LAS OBRAS DE URBANIZACIÓN Y CONSTRUCCIÓN DEL DESARROLLO HABITACIONAL.

OBLIGACIONES - CIISA SE OBLIGA A CUMPLIR CON LOS CONTRATOS DE SUMINISTRO FIRMADOS CON CEMEX, Y PARA EFECTO DE QUE SEA AUTORIZADA LA COMPRA-VENTA Y ENTREGA DE POSESIÓN DE LOS INMUEBLES FIDEICOMITIDOS, LA CONSTRUCCIÓN Y URBANIZACIÓN LA REALIZARÁ CON EL CEMENTO, Y OTROS MATERIALES, DE CEMEX.

CONTRAPRESTACIÓN - EL MONTO DE LA CONTRAPRESTACIÓN ASIGNADO AL INMUEBLE ES DE $244,667. LOS CUALES SE PAGARÁN COMO SIGUE:

ANEXO 2

AÑO	IMPORTE
2004	$ 11,305
2005	26,714
2006	106,854
2007	99,794
	$244,667

VIGENCIA - EL CONTRATO TENDRÁ UNA VIGENCIA DE CUATRO AÑOS CONTADOS A PARTIR DE LA FECHA DE FORMALIZACIÓN DEL FIDEICOMISO. AL CONCLUIR EL PLAZO, PUEDE RENOVARSE POR LOS FIDEICOMITENTES MEDIANTE LA SUSCRIPCIÓN DE UN CONVENIO CON EL FIDUCIARIO.

E. LA COMPAÑÍA TIENE LITIGIOS DERIVADOS DEL CURSO NORMAL DE SUS OPERACIONES LOS CUALES EN LA OPINIÓN DE LA COMPAÑÍA Y DE SUS ASESORES LEGALES NO AFECTARÁN EN FORMA IMPORTANTE LA SITUACIÓN FINANCIERA Y EL RESULTADO DE LAS OPERACIONES, POR LO TANTO, NO HA CREADO UNA RESERVA PARA CUBRIR DICHAS CONTINGENCIAS.

F. AL 30 DE JUNIO DE 2005, LA COMPAÑÍA TIENE DESCONTADOS DOCUMENTOS CON RECURSO POR $299,309.

G. PDCC CELEBRÓ UN CONTRATO DENOMINADO "FRAMEWORK AGREEMENT" EN EL QUE SE ESTABLECEN LOS LINEAMIENTOS A SEGUIR PARA LLEVAR A CABO COINVERSIÓN EN PROYECTOS DE CONSTRUCCIÓN Y OPERACIÓN DE CENTROS COMERCIALES.

******

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA** TRIMESTRE: **2** AÑO: **2005**

CONSORCIO ARA, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 CONSORCIO DE INGENIERÍA INTEGRAL, S. A. DE C.V.	CONSTRUCCION Y DESARROLLO	173,274,350	99.58	433,586	5,194,743
2 CONSTRUCTORA Y URBANIZADORA ARA, S.A. DE C.V.	CONSTRUCCION Y DESARROLLO	144,999,999	99.99	145,000	472,604
3 PROYECTOS URBANOS ECOLÓGICOS, S. A. DE C.V.	CONSTRUCCION Y DESARROLLO	149,998	99.99	15,000	63,390
4 INMOBILIARIA ACRE, S.A. DE C.V.	BIENES RAICES	990,400	99.07	990	44,578
5 ASESORIA TÉCNICA Y ADMINISTRATIVA GAVI, S.A. DE C	ADMINISTRACIÓN	3,429,998	99.99	3,430	28,357
6 COMERCIALIZACIÓN Y VENTAS, S.A.	COMERCIALIZACIÓN	980	98.00	1	25,191
7 PROMOTORA Y DESARROLLADORA DE CENTROS COMERCIALES	ARRENDAMIENTO	87,994,358	99.99	87,994	76,876
TOTAL DE INVERSIONES EN SUBSIDIARIAS				686,001	5,905,739
ASOCIADAS					
1 CENTRO SAN MIGUEL, S. DE R. L.	ARRENDAMIENTO Y ADMINISTRACIÓN	1	50.00	8,603	6,504
2 HABITANIA MONTES DE OCA, S.A. DE C.V.	CONSTRUCCIÓN Y DESARROLLO	54,000	33.33	5,400	5,514
3 CENTRO REGIONAL LAS AMERICAS, S. DE R. L.	ARRENDAMIENTO Y ADMINISTRACIÓN	1	50.00	28,022	41,477
		0	0.00	0	0
TAL DE INVERSIONES EN ASOCIADAS				42,025	53,495
OTRAS INVERSIONES PERMANENTES					0
TOTAL					5,959,234

OBSERVACIONES

CLAVE DE COTIZACION: ARA
CONSORCIO A[illegible] S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: 2 AÑO: 2005

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
ORGANISMOS FINANCIEROS																
BBVA BANCOMER, S A	01/07/2005	10 32	130,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER, S A	29/07/2005	10 70	20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANCARIOS			150,000	0	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORES																
PROVEEDORES																
PROVEEDORES DE TERRENOS			64,352	0	103,217	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORES DE MATERIALES			125,006	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			189,358	0	103,217	0	0	0	0	0	0	0	0	0	0	0
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
GASTOS ACUMULADOS			611,235	70,367	9,611	0	179,286	2,929	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			611,235	70,367	9,611	0	179,286	2,929	0	0	0	0	0	0	0	0
TOTAL			950,593	70,367	112,828	0	179,286	2,929	0	0	0	0	0	0	0	0

OBSERVACIONES

DENTRO DE LOS GASTOS ACUMULADOS DENOMINADOS EN MONEDA EXTRANJERA CON VENCIMIENTO DE HASTA DOS AÑOS SE INCLUYEN PROVEEDORES DE TERRENOS A LARGO PLAZO POR $175,206

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA** TRIMESTRE: 2 AÑO: 2005

CONSORCIO ARA, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
TIVO TOTAL	7,144	76,978	0	0	76,978
ASIVO	27,382	295,046			295,046
CORTO PLAZO	10,471	112,828	0	0	112,828
LARGO PLAZO	16,911	182,218	0	0	182,218
SALDO NETO	(20,238)	(218,068)			(218,068)

) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

EL TIPO DE CAMBIO POR DOLAR UTILIZADO ES DE $10.7752 POR DOLAR ESTADOUNIDENSE

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 2 AÑO: 2005

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	3,145,293	2,837,210	(308,083)	0.00	0
FEBRERO	3,146,332	2,885,181	(261,151)	0.33	(862)
MARZO	3,388,418	3,013,690	(374,728)	0.45	(1,686)
3RIL	3,586,719	2,900,815	(685,904)	0.36	(2,469)
‹YO	3,749,427	3,162,766	(586,661)	(0.25)	1,467
JUNIO	3,888,599	3,347,230	(541,369)	(0.10)	541
ACTUALIZACION:	0	0	0	0.00	(4)
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					(3,013)

OBSERVACIONES

CLAVE DE COTIZACION: **ARA**
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2005**

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8

CONSOLIDADO
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICA

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS
NO APLICA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 2 AÑO: 2005

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
GUANAJUATO	DESARROLLO INMOBILIARIO	0	0
QUERETARO	DESARROLLO INMOBILIARIO	0	0
QUINTANA ROO	DESARROLLO INMOBILIARIO	0	0
VERACRUZ	DESARROLLO INMOBILIARIO	0	0
ˢ'NALOA	DESARROLLO INMOBILIARIO	0	0
3ASCO	DESARROLLO INMOBILIARIO	0	0
ERRERO	DESARROLLO INMOBILIARIO	0	0
. JEBLA	DESARROLLO INMOBILIARIO	0	0
BAJA CALIFORNIA	DESARROLLO INMOBILIARIO	0	0
CHIHUAHUA	DESARROLLO INMOBILIARIO	0	0
DISTRITO FEDERAL	DESARROLLO INMOBILIARIO	0	0
NUEVO LEON	DESARROLLO INMOBILIARIO	0	0
SONORA	DESARROLLO INMOBILIARIO	0	0
MORELOS	DESARROLLO INMOBILIARIO	0	0
JALISCO	DESARROLLO INMOBILIARIO	0	0
TOLUCA	DESARROLLO INMOBILIARIO	0	0
MICHOACAN	DESARROLLO INMOBILIARIO	0	0

3SERVACIONES

CLAVE DE COTIZACION: **ARA** TRIMESTRE: **2** AÑO: **2005**
CONSORCIO ARA, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10 **CONSOLIDADO**
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
ACEROS	MEXICANA DE LAMINACION, S.A D			SI	1.30
ACEROS	MALLA SOLDADA, S.A DE C.V.			SI	1.22
-ROS	ACEROS TURIA, S.A. DE C.V.			SI	1.17
.ROS	HERMANOS CASTRO, ACERO PARA L			SI	0.37
ACEROS	COACERO, S.A. DE C.V.			SI	0.18
ACEROS	GAMA MATERIALES Y ACEROS, S.A			SI	0.13
ACEROS	LAMINA Y PLACA COMERCIAL, S.A			SI	0.09
ACEROS	PERFILES COMERCIALES CUAUTITL			SI	0.05
ACEROS	MULTIALAMBRES DEL NOROESTE, S			SI	0.04
ADITIVOS	BAUTECH, S.A. DE C.V.			SI	0.33
DITIVOS	M.B.T. MEXICO, S.A. DE C.V.			SI	0.22
ADITIVOS	ADMIXTURE TECHNOLOGIES DE MEX			SI	0.08
ADOCRETO	ESPINOZA MENDOZA RAUL			SI	0.05
AGREGADOS	MONCAYO CEDILLO, S.A. DE C.V.			SI	1.02
AGREGADOS	MARTINEZ MONCAYO JOSE RENE			SI	0.65
-REGADOS	SNTEITCSCRMCTM			SI	0.42
REGADOS	NAVA CLAUDIO ROSENDA			SI	0.26
AGREGADOS	SANCHEZ SANCHEZ LUIS			SI	0.11
AGREGADOS	TRIMSA, S.A. DE C.V.			SI	0.10
AGREGADOS	TRITURADOS Y BLOCK, S.A. DE C			SI	0.10
AGREGADOS	AGREGADOS Y BLOQUES CANCUN, S			SI	0.07
AGREGADOS	AGREGADOS DE TEPEXPAN, S.A. D			SI	0.07
AGREGADOS	MATERIALES PARA LA CONSTRUCCI			SI	0.06
AGREGADOS	PRESARSA, S.A. DE C.V.			SI	0.05
AGREGADOS	GONZALEZ CONTRERAS ABRAHAM			SI	0.05
AGREGADOS	ESTRADA LARA MARIA IRENE			SI	0.05
AGREGADOS	MARTINEZ VILLEGAS, S.A. DE C.			SI	0.05
AGREGADOS	RETCO RECUBRIMIENTOS Y TECNOL			SI	0.05
GREGADOS	LOZANO MARTINEZ ANA			SI	0.05
GREGADOS	UNIBLOCK, S.A. DE C.V.			SI	0.05
AGREGADOS	BAJA TILE, S.A. DE C.V.			SI	0.04
AGREGADOS	DISTRIBUIDORA DE ARENA DE BAJ			SI	0.04
AGREGADOS	CALIZAS INDUSTRIALES DEL CARM			SI	0.04
[illegible]	[illegible]			SI	0.06

CLAVE DE COTIZACION: **ARA**
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2005**

MATERIAS PRIMAS DIRECTAS

ANEXO 10

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
ASFALTO	URBANIZACION Y RIEGO BAJA CAL			SI	0.11
BOBEDILLAS	BOBEDILLA Y ADOCRETO, S.A. DE			SI	0.04
CEMENTO	CEMENTOS MOCTEZUMA, S.A. DE C			SI	3.87
.ENTO	CEMEX MEXICO, S.A. DE C.V.			SI	0.85
..RRADURAS	COMERCIAL FERRETERA ERMITA, S			SI	0.08
CERRAJERIA	AYALA AZUARA ARTURO			SI	0.04
CIMBRA	MAQUILADOS NL, S.A. DE C.V.			SI	0.13
CIMBRA	CONSTRUSISTEM, S.A. DE C.V.			SI	0.12
CIMBRA	FTP ACCESORIOS PLASTICOS PARA			SI	0.12
CIMBRA	TABLEROS Y CHAPAS DE GUERRERO			SI	0.10
CIMBRA	SYMONS CORPORATION			SI	0.07
OMBUSTIBLES	F RUIZ E HIJOS, S.A. DE C.V.			SI	1.50
CONCRETO	CEMEX CONCRETOS, S.A. DE C.V			SI	0.14
CONCRETO	CONCRETOS LA SILLA, S.A DE C.			SI	0.10
CONCRETO	LATINOAMERICANA DE CONCRETOS,			SI	0.06
CONCRETO	CONCRETOS APASCO, S.A. DE C.V			SI	0.09
'GOLEUM	PIVIDE, S.A. DE C.V.			SI	0.10
ETERIA	DISTRIBUIDORA FERRETERA LA UN			SI	0.19
FERRETERIA	FERRETERA PEGASO, S.A. DE C.V			SI	0.07
FERRETERIA	FERREKUPER, S.A. DE C.V.			SI	0.05
HERRERIA	ESCOBEDO MONTES LUCIANO			SI	0.10
LOSETA VIN	LOSETAS ASFALTICAS, S.A. DE C			SI	0.16
LUBRICANTES	DISTRIBUIDORA DE DIESEL Y DIA			SI	0.19
LUBRICANTES	PRESTACIONES MEXICANAS, S.A.			SI	0.07
LUBRICANTES	SERVICIO VASA, S.A. DE C.V.			SI	0.06
LUBRICANTES	TECNOLOGIA EN LUBRICACION IND			SI	0.05
MADERA	COMERCIAL TRIPLAYERA NONOALCO			SI	0.24
MAT ELECTRICO	GRUPO ALCIONE, S.A. DE C.V.			SI	0.33
T FOFO	RIVERA VALENCIA RUBEN			SI	0.13
MAT FOFO	NUÑEZ BARRALES MARA JESSICA			SI	0.06
MAT PVC	PLASTICOS REX, S.A. DE C.V.			SI	1.14

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA** TRIMESTRE: **2** AÑO: **2005**

CONSORCIO ARA, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

PAGINA 3

ANEXO 10

CONSOLIDADO

Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
MAT PVC	CENTRAL DE PVC, S.A. DE C.V.			SI	0.11
MAT TERMICO	PLASTIC PLUMBERS DE MEXICO, S			SI	0.36
MUEBLES DE BAÑO	SANITARIOS, AZULEJOS Y RECUBR			SI	0.78
:BLES DE BAÑO	PLUMBERS CENTER, S.A. DE C.V.			SI	0.27
MUEBLES DE BAÑO	ACABADOS IXCAN, S.A. DE C.V.			SI	0.16
PLACA DE POLIET	POLIESPUMA DE MEXICO, S.A. DE			SI	0.17
PUERTAS	MASONITE MEXICO, S.A. DE C.V.			SI	0.94
REFACCIONES	NEUMATICOS MUEVETIERRA, S.A.			SI	0.05
TUBO POLIET	POLICONDUCTOS, S.A. DE C.V.			SI	0.09
TUBO POLIET	SADMX, S.A. DE C.V.			SI	0.08
TUBO POLIET	INGENIERIA INTERNACIONAL CON			SI	0.08
TUBOS DE CONC	TUBOS Y CEMENTOS EL FUERTE, S			SI	0.13
VARIOS					2.89

OBSERVACIONES

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLID.
Impresión F

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
COMO PROMOTOR		0	0				
INTERES SOCIAL	7,209	1,591,865	7,265	2,075,180		N/A	PUBLICO EN GENEI
MEDIO	826	325,564	1,200	683,786		N/A	PUBLICO EN GENEI
RESIDENCIAL	83	96,923	72	121,046		N/A	PUBLICO EN GENEI
ARREND. LOC. COM.		0	0	5,280		N/A	PUBLICO EN GENEI
VENTA DE TERRENOS		0	0	9,606		N/A	PUBLICO EN GENEI
COMO CONSTRUCTOR		0	0	4,086		N/A	PUBLICO EN GENEI
TOTAL		2,014,352		2,898,984			

OBSERVACIONES

EL VOLUMEN ESTA REPRESENTADO POR NÚMERO DE VIVIENDAS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 2 AÑO: 2005

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	$	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
UNICA	1.33300	0	328,161,874		328,161,874		437,552	
TOTAL			328,161,874	0	328,161,874	0	437,552	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
328,161,874

PORCION DE ACCIONES POR :

CPO's : N/A
T.VINC. : N/A
ADRS's : N/A
GDRS's : N/A
ADS's : N/A
GDS's N/A

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE AL TRIMESTRE
UNICA	50,000	36.73000	37.20000

OBSERVACIONES

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

NO APLICA

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN AL TIPO DE CAMBIO VIGENTE A LA FECHA DE SU CELEBRACIÓN. LOS ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA SE VALÚAN EN MONEDA NACIONAL AL TIPO DE CAMBIO VIGENTE A LA FECHA DE LOS ESTADOS FINANCIEROS. LAS FLUCTUACIONES CAMBIARIAS SE REGISTRAN EN LOS RESULTADOS.

A) POSICIÓN MONETARIA EN MONEDA EXTRANJERA AL 30 DE JUNIO DE 2005 ES:

	DÓLARES	EQUIVALENTE EN PESOS
	(MILES)	
ACTIVOS:		
CORTO PLAZO		
INVERSIONES TEMPORALES Y EFECTIVO	7,119	$ 76,708
CLIENTES POR AVANCE DE OBRA	25	270
TOTAL ACTIVO	7,144	$ 76,978
PASIVOS:		
CORTO PLAZO		
PROVEEDORES DE TERRENO	9,579	$ 103,217
ANTICIPOS DE CLIENTES	513	5,530
OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO FINANCIERO	379	4,081
	10,471	112,828
LARGO PLAZO		
PROVEEDORES DE TERRENOS	16,260	175,205
OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO FINANCIERO	651	7,013
	16,911	182,218
TOTAL PASIVO	27,382	295,046
POSICIÓN MONETARIA PASIVA NETA	(20,238)	$(218,068)

B) LAS OPERACIONES EN MONEDA EXTRANJERA FUERON COMO SIGUE:

	(EN MILES DE DÓLARES AMERICANOS)
COMPRAS Y ANTICIPOS DE TERRENOS	$ 24,773
ADQUISICIÓN DE EQUIPO	$ 198

LA COMPAÑÍA NO TIENE SUBSIDIARIA O ASOCIADA EN EL EXTRANJERO.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA

CONSORCIO ARA, S.A DE C.V.

FECHA: 21/07/2005 10:52

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	CONSORCIO ARA, S.A. DE C.V.
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 55 96 86 48
DIRECCION DE INTERNET:	www.consorcioara.com.mx

'OS FISCALES DE LA EMISORA

RFC EMPRESA:	CAR881122UU5
DOMICILIO FISCAL:	COLIMA 394 2DO. PISO
COLONIA:	ROMA
C. POSTAL:	06700
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

MBRE:	C.P. J.SACRAMENTO SOTO SOLIS
MICILIO:	BOSQUES DE CIRUELOS NO. 140-101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 45 22 04
E-MAIL:	sacramento@ara.com.mx

OS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL DIVISION INMOBILIARIA
NOMBRE:	ING. GERMAN AHUMADA RUSSEK
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 51 27 04
E-MAIL:	gar@ara.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
MBRE:	ING. GERMAN AHUMADA RUSSEK
MICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA

CONSORCIO ARA, S.A. DE C.V.

FECHA: 21/07/2005 10:52

FAX:	(55) 52 51 27 04
E-MAIL:	gar@ara.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE ADMINISTRACIÓN Y FINANZAS
NOMBRE:	C.P. SACRAMENTO SOTO SOLIS
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140-101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 45 22 04
E-MAIL:	sacramento@ara.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	DIRECTOR DE ADMINISTRACIÓN Y FIANANZAS
NOMBRE:	C.P. J. SACRAMENTO SOTO SOLIS
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140-101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 45 22 04
'AIL:	sacramento@ara.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	DIRECTOR DE ATENCIÓN A INVERSIONISTAS
NOMBRE:	LIC JAIME DEL RIO CASTILLO
DOMICILIO:	BOSQUES DE CIRUELOS NO. 160 PISO 7
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
C D Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 52 51 29 70
FAX:	(55) 52 51 29 80
E-MAIL:	jdelrio@ara.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. DAVID ORNELAS CUEVAS
DOMICILIO:	BOSQUES DE CIRUELOS NO.140-101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 52 51 63 89
FAX:	(55) 52 46 31 00
E-MAIL:	dornelas@ara.com.mx

STO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	ASESOR EXTERNO
NOMBRE:	LIC. JAIME CORTES ROCHA
DOMICILIO:	MONTES URALES 505-3 PISO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA FECHA: 21/07/2005 10:52

CONSORCIO ARA, S.A. DE C.V.

COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 52 01 74 00
FAX:	(55) 55 20 10 65
E-MAIL:	jcortesr@macf.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	ASESOR EXTERNO
NOMBRE:	LIC LORENZA LANGARICA OHEA
DOMICILIO:	MONTES URALES 505-3 PISO
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11700
C' \D Y ESTADO:	MEXICO D.F.
T :ONO:	55 52 01 74 00
FAX:	55 55 20 10 65
E-MAIL:	llangarica@macf.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR DE ATENCIÓN A INVERSIONISTAS
NOMBRE:	LIC JAIME DEL RIO CASTILLO
DOMICILIO:	BOSQUES DE CIRUELOS 160 PISO 7
COLONIA:	BOSQUES DE LAS LOMAS
'OSTAL:	11700
..JDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 52 51 29 70
FAX:	(55) 52 51 29 80
E-MAIL:	jdelrio@ara.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE ADMINISTRACIÓN Y FINANZAS
N RE:	C.P. J. SACRAMENTO SOTO SOLIS
DO...CILIO:	BOSQUES DE CIRUELOS NO.140-101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 45 22 04
E-MAIL:	sacramento@ara.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE ATENCIÓN A INVERSIONISTAS
NOMBRE:	LIC JAIME DEL RIO CASTILLO
DOMICILIO:	BOSQUES CIRUELOS 160 PISO 7
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 52 51 29 70
	(55) 52 51 29 80
E-MAIL:	jdelrio@ara.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING. GERMÁN AHUMADA RUSSEK
DIRECTOR GENERAL

C.P. J. SACRAMENTO SOTO SOLIS
DIRECTOR DE ADMINISTRACION

MEXICO, D.F., A 21 DE JULIO DE 2005

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2005

RECEIVED
2006 MAY 30 P 5: 03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ESTADO DE SITUACION FINANCIERA
AL 30 DE SEPTIEMBRE DE 2005 Y 2004
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	9,434,854	100	8,158,894	100
2	**ACTIVO CIRCULANTE**	8,683,020	92	7,537,003	92
3	EFECTIVO E INVERSIONES TEMPORALES	1,176,024	12	1,177,728	14
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	2,014,512	21	1,287,769	16
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	5,291	0	42,455	1
6	INVENTARIOS	5,357,857	57	4,927,784	60
7	OTROS ACTIVOS CIRCULANTES	129,336	1	101,267	1
8	**LARGO PLAZO**	260,799	3	93,384	1
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	209,252	2	83,864	1
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	51,547	1	9,520	0
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	491,035	5	528,507	6
13	INMUEBLES	128,354	1	128,782	2
14	MAQUINARIA Y EQUIPO INDUSTRIAL	625,728	7	615,918	8
15	OTROS EQUIPOS	172,341	2	156,111	2
16	DEPRECIACION ACUMULADA	435,388	5	382,922	5
17	CONSTRUCCIONES EN PROCESO	0	0	10,618	0
18	**ACTIVO DIFERIDO (NETO)**	0	0	0	0
19	**OTROS ACTIVOS**	0	0	0	0
20	**PASIVO TOTAL**	3,079,554	100	2,766,400	100
21	**PASIVO CIRCULANTE**	1,126,507	37	851,546	31
22	PROVEEDORES	363,224	12	134,816	5
23	CREDITOS BANCARIOS	25,000	1	0	0
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	9,048	0	38,874	1
26	OTROS PASIVOS CIRCULANTES	729,235	24	677,856	25
27	**PASIVO A LARGO PLAZO**	154,495	5	90,074	3
28	CREDITOS BANCARIOS	0	0	0	0
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	154,495	5	90,074	3
31	**CREDITOS DIFERIDOS**	1,798,552	58	1,824,780	66
32	**OTROS PASIVOS**	0	0	0	0
33	**CAPITAL CONTABLE**	6,355,300	100	5,392,494	100
34	**PARTICIPACION MINORITARIA**	23,543		20,422	
35	**CAPITAL CONTABLE MAYORITARIO**	6,331,757	100	5,372,072	100
36	**CAPITAL CONTRIBUIDO**	1,510,203	24	1,510,289	28
37	CAPITAL SOCIAL PAGADO (NOMINAL)	437,619	7	437,498	8
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	533,651	8	533,646	10
39	PRIMA EN VENTA DE ACCIONES	538,933	8	539,145	10
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	4,821,554	76	3,861,783	72
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	5,162,508	81	4,278,104	79
43	RESERVA PARA RECOMPRA DE ACCIONES	92,699	1	89,388	2
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(1,150,730)	(18)	(1,036,549)	(19)
45	**RESULTADO NETO DEL EJERCICIO**	717,077	11	530,840	10

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA TRIMESTRE: 3 AÑO: 2005
CONSORCIO ARA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos) Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	1,176,024	100	1,177,728	100
46	EFECTIVO	180,556	15	128,385	11
47	INVERSIONES TEMPORALES	995,468	85	1,049,343	89
18	**CARGOS DIFERIDOS**	0	100	0	100
48	GASTOS AMORTIZABLES (NETO)		0	0	0
49	CREDITO MERCANTIL		0	0	0
50	IMPUESTOS DIFERIDOS		0	0	0
51	OTROS		0	0	0
21	**PASIVO CIRCULANTE**	1,126,507	100	851,546	100
52	PASIVOS EN MONEDA EXTRANJERA	165,108	15	20,753	2
53	PASIVOS EN MONEDA NACIONAL	961,399	85	830,793	98
24	**CREDITOS BURSATILES CORTO PLAZO**	0	100	0	100
54	PAPEL COMERCIAL		0	0	0
55	PAGARE DE MEDIANO PLAZO		0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES		0	0	0
26	**OTROS PASIVOS CIRCULANTES**	729,235	100	677,856	100
57	OTROS PASIVOS CIRCULANTES CON COSTO	41,631	6	37,177	5
58	OTROS PASIVOS CIRCULANTES SIN COSTO	687,604	94	640,679	95
27	**PASIVO A LARGO PLAZO**	154,495	100	90,074	100
59	PASIVO EN MONEDA EXTRANJERA	92,142	60	11,017	12
60	PASIVO EN MONEDA NACIONAL	62,353	40	79,057	88
29	**CREDITOS BURSATILES LARGO PLAZO**	0	100	0	100
61	OBLIGACIONES		0	0	0
62	PAGARE DE MEDIANO PLAZO		0	0	0
30	**OTROS CREDITOS**	154,495	100	90,074	100
63	OTROS CREDITOS CON COSTO	51,448	33	74,366	83
64	OTROS CREDITOS SIN COSTO	103,047	67	15,708	17
31	**CREDITOS DIFERIDOS**	1,798,552	100	1,824,780	100
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	1,798,552	100	1,824,780	100
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	0	100	0	100
68	RESERVAS		0	0	0
69	OTROS PASIVOS		0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	(1,150,730)	100	(1,036,549)	100
70	RESULTADO ACUMULADO POR POSICION MONETARIA	(757,418)	(66)	(643,240)	(62)
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(393,312)	(34)	(393,309)	(38)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA**
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2005**

ESTADO DE SITUACION FINANCIERA

CONSOLIDADO

OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	7,556,513	6,685,457
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
74	NUMERO DE FUNCIONARIOS (*)	50	48
75	NUMERO DE EMPLEADOS (*)	696	614
76	NUMERO DE OBREROS (*)	8,683	7,841
77	NUMERO DE ACCIONES EN CIRCULACION (*)	328,211,874	328,122,074
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	89,800

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA**
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: **3** AÑO. **2005**

ESTADO DE RESULTADOS
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2005 Y 2004
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	4,601,603	100	3,999,654	100
2	COSTO DE VENTAS	3,272,581	71	2,839,148	71
3	**RESULTADO BRUTO**	1,329,022	29	1,160,506	29
4	GASTOS DE OPERACION	352,705	8	313,413	8
5	**RESULTADO DE OPERACION**	976,317	21	847,093	21
6	COSTO INTEGRAL DE FINANCIAMIENTO	(38,084)	(1)	27,854	1
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	1,014,401	22	819,239	20
8	OTRAS OPERACIONES FINANCIERAS	(1,503)	0	(9,125)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	1,015,904	22	828,364	21
10	PROVISION PARA IMPUESTOS Y P.T.U.	282,146	6	289,006	7
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	733,758	16	539,358	13
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	(13,746)	0	(6,330)	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	720,012	16	533,028	13
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	720,012	16	533,028	13
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	720,012	16	533,028	13
19	PARTICIPACION MINORITARIA	2,935		2,188	0
20	**RESULTADO NETO MAYORITARIO**	717,077	16	530,840	13

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2005

ESTADO DE RESULTADOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	4,601,603	100	3,999,654	100
21	NACIONALES	4,601,603	100	3,999,654	100
22	EXTRANJERAS	0	0	0	0
23	CONVERSION EN DOLARES (***)	0	0	0	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	(38,084)	100	27,854	100
24	INTERESES PAGADOS	37,773	99	62,291	224
25	PERDIDA EN CAMBIOS	2,821	7	0	0
26	INTERESES GANADOS	86,371	227	47,068	169
27	GANANCIA EN CAMBIOS	0	0	240	1
28	RESULTADO POR POSICION MONETARIA	7,693	20	12,871	46
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	(1,503)	100	(9,125)	100
29	OTROS GASTOS Y (PRODUCTOS) NETO	(1,503)	(100)	(9,125)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	282,146	100	289,006	100
32	I.S.R.	119,840	42	102,674	36
33	I.S.R. DIFERIDO	161,305	57	185,480	64
34	P.T.U.	1,001	0	852	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2005

ESTADO DE RESULTADOS

CONSOLIDADO

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	4,601,604	3,999,655
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	6,479,120	5,640,497
39	RESULTADO DE OPERACION (**)	1,385,050	1,198,087
40	RESULTADO NETO MAYORITARIO (**)	1,212,890	823,146
41	RESULTADO NETO (**)	1,217,769	826,671

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2005

ESTADO DE RESULTADOS TRIMESTRAL
DEL 1 DE JULIO AL 30 DE SEPTIEMBRE DE 2005 Y 2004
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	1,676,239	100	1,428,679	100
2	COSTO DE VENTAS	1,192,147	71	1,011,652	71
3	**RESULTADO BRUTO**	484,092	29	417,027	29
4	GASTOS DE OPERACION	126,987	8	110,031	8
5	**RESULTADO DE OPERACION**	357,105	21	306,996	21
6	COSTO INTEGRAL DE FINANCIAMIENTO	(16,354)	(1)	15,844	1
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	373,459	22	291,152	20
8	OTRAS OPERACIONES FINANCIERAS	(1,172)	0	6,886	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	374,631	22	284,266	20
10	PROVISION PARA IMPUESTOS Y P.T.U.	100,167	6	95,368	7
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	274,464	16	188,898	13
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	(3,059)	0	(3,083)	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	271,405	16	185,815	13
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	271,405	16	185,815	13
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	271,405	16	185,815	13
19	PARTICIPACION MINORITARIA	1,089		783	0
20	**RESULTADO NETO MAYORITARIO**	270,316	16	185,032	13

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO. 2005

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	1,676,239	100	1,428,679	100
21	NACIONALES	1,676,239	100	1,428,679	100
22	EXTRANJERAS	0	0	0	0
23	CONVERSION EN DOLARES (***)	0	0	0	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	(16,354)	100	15,844	100
24	INTERESES PAGADOS	17,144	105	24,845	157
25	PERDIDA EN CAMBIOS	296	2	1,302	8
26	INTERESES GANADOS	38,446	235	19,620	124
27	GANANCIA EN CAMBIOS	0	0	0	0
28	RESULTADO POR POSICION MONETARIA	4,652	28	9,317	59
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	(1,172)	100	6,886	100
29	OTROS GASTOS Y (PRODUCTOS) NETO	(1,172)	(100)	6,886	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	100,167	100	95,368	100
32	I.S.R.	54,575	54	38,107	40
33	I.S.R. DIFERIDO	45,260	45	56,979	60
34	P.T.U.	332	0	282	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: ARA

CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2005

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2005 Y 2004
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**720,012**	**533,028**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	213,941	191,312
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**933,953**	**724,340**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(689,154)	(439,197)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**244,799**	**285,143**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	5,340	3,314
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(139,989)	11,183
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(134,649)**	**14,497**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(182,251)**	**(84,133)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(72,101)	215,507
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	1,248,125	962,221
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	1,176,024	1,177,728

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA

CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: AÑO: 2005

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**213,941**	**191,312**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	56,355	54,776
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	2,821	(240)
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	7,693	12,871
17	+ (-) OTRAS PARTIDAS	147,072	123,905
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(689,154)**	**(439,197)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(618,048)	71,692
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(291,283)	(586,607)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	10,664	(37,043)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	128,449	(57,757)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	81,064	170,518
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**5,340**	**3,314**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	860,000	724,570
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	0	0
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	2,543	5,583
7	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(835,000)	(724,570)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(22,203)	(2,269)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(139,989)**	**11,183**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	89	516
31	(-) DIVIDENDOS PAGADOS	(142,288)	0
32	+ PRIMA EN VENTA DE ACCIONES	2,210	10,667
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(182,251)**	**(84,133)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	(28,924)	(5,296)
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(27,939)	(78,837)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(125,388)	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2005

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	15.65	%	13.33	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	19.16	%	15.32	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	12.91	%	10.13	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	13.80	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(1.07)	%	(2.41)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.69	veces	0.69	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	13.19	veces	10.67	veces
8	ROTACION DE INVENTARIOS (**)	0.86	veces	0.81	veces
9	DIAS DE VENTAS POR COBRAR	118	días	87	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	45.82	%	66.68	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	32.64	%	33.91	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.48	veces	0.51	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	8.35	%	1.15	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	31.46	%	17.04	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	25.85	veces	13.60	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	2.10	veces	2.04	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	7.71	veces	8.85	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	2.95	veces	3.06	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	2.82	veces	2.72	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	104.40	%	138.30	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	20.30	%	18.11	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(14.98)	%	(10.98)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	6.48	veces	4.58	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(3.97)	%	22.86	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	103.97	%	77.14	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	15.33	%	93.71	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2005

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ 3.70		$ 2.51	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00		$ .00	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ .00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ 2.19		$ 1.63	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00		$ .00	
	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00		$ .00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 19.29		$ 16.37	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .43		$ .00	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones	.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	2.12	veces	2.05	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	11.05	veces	13.40	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00	veces	.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

COMENTARIOS Y ANALISIS DE LA ADMINISTRACIÓN SOBRE LOS RESULTADOS DE OPERACIÓN Y SITUACIÓN FINANCIERA DE LA COMPAÑÍA.

Tercer trimestre 2005 (3T05):

Ventas de 4,800 unidades, -equivalentes a 7,619 unidades al precio representativo de la industria- con ingresos de $ 1,676.2 millones de pesos, incremento del 17.3% con respecto al tercer trimestre de 2004 (3T04).
Utilidad Bruta alcanzó los $ 484.1 millones de pesos, con un margen bruto de 28.9% y se tuvo un crecimiento de 16.1% comparado con el 3T04.
Utilidad de Operación de $ 357.1 millones de pesos, con un margen de operación del 21.3% lo cual representa un incremento del 16.3% con respecto al 3T04.
Utilidad Neta cerró con $ 271.4 millones de pesos, lo que representa un incremento del 46.1% con respecto al 3T04 y alcanzando un margen neto de 16.2%.
EBITDA de $ 377.3 millones de pesos, 22.5% con respecto a ventas, y un crecimiento de 15.9% contra el 3T04.
Precio promedio de las viviendas de $ 347.4 miles de pesos, 5.3% mayor con respecto al 3T04.

Octubre 2004 a Septiembre 2005 (OCT 04-SEP 05):

Ventas de 18,543 unidades, -equivalente a 29,450 unidades al precio representativo de la industria- con ingresos de $ 6,479.1 millones de pesos, lo que representa un incremento del 14.9% con respecto al período comprendido de Octubre 2003 a Septiembre 2004 (OCT 03-SEP 04).
Utilidad Bruta alcanzó los $ 1,876.6 millones de pesos, con un margen bruto de 29.0% y creció 14.7% con respecto al período equivalente del año anterior (OCT 03-SEP 04).
Utilidad de Operación de $ 1,385.0 millones de pesos, lo que representa un incremento del 15.6% con respecto al período OCT 03- SEP 04 y alcanzando un margen del 21.4%.
Utilidad Neta de $ 1,217.8 millones de pesos, lo que representa un incremento del 47.3% con respecto al período OCT 03-SEP 04 y alcanzando un margen neto del 18.8%.
EBITDA de $ 1,463.2 millones de pesos, incremento del 14.5% con respecto al período OCT 03-SEP 04 y alcanzando un margen del 22.6%.
Precio promedio de las viviendas de $ 340.4 miles de pesos, lo que implica un incremento del 3.3% con respecto al que hubo durante el período OCT 03-SEP 04.

Balance General al 30 de Septiembre 2005:

El nivel de efectivo alcanzó $ 1,176.0 millones de pesos; 0.1% menor que el año anterior.
El arrendamiento financiero creció 11.8% en el corto plazo y decreció 30.9% en el largo plazo, lo que contribuye a optimizar gradualmente la estructura financiera de la empresa. Aún así los pasivos con costo representan el 12.9% de nuestro nivel de efectivo.
Al cierre de Septiembre del 2005 se cuenta con una reserva territorial suficiente para 146,221 casas a plan maestro.
Al cierre del 3T05 el Backlog alcanzó 29,669 unidades, lo que representa un incremento del 20.9% con respecto al año anterior lo cual es suficiente para financiar la venta de más de un año de ingresos futuros.

I) Resultados de Operación

Ventas
Los ingresos del 3T05 fueron de $ 1,676.2 millones significando un incremento del 17.3% con respecto al 3T04 con 4,236 unidades vendidas, equivalentes a 7,619 unidades al precio representativo de la industria.
El segmento Prosavi-Progresiva incrementó su volumen debido al énfasis, por parte del INFONAVIT y SHF, para financiar vivienda de precio menor, tendencia anunciada por parte del Instituto desde noviembre del 2004. En éste segmento se registraron 1,247 unidades vendidas, de los cuales 612 fueron con créditos Progresiva Infonavit y 635 con Progresiva SHF. Los ingresos de este segmento representan el 15.4% de los ingresos totales en el 3T05 al registrar $ 257.3 millones, monto superior en 120.2%, a los $ 116.8 millones reportados al 3T04.

Las ventas del segmento Infonavit para el 3T05 fueron de 1,064 unidades y representaron ingresos por $ 339.1 millones de pesos, lo que es un decremento en ingresos del 19.9% con respecto al 3T04, esto debido a la demora en los pagos por parte del Instituto.
El número de viviendas vendidas a través de hipotecas otorgadas por SHF fue de 1,067 unidades alcanzando $ 346.6 millones de pesos, lo que representa un incremento del 39.3% en ingresos con respecto al año anterior. Fovissste registró 698 unidades, alcanzando ingresos por $ 228.0 millones de pesos, 6.2% superior a la cifra del mismo trimestre del 2004.
El segmento de vivienda media, registró $ 431.3 millones de pesos de ingresos lo que representa un incremento del 31.8%. Se alcanzaron las 688 viviendas vendidas, es decir un 24.2% de crecimiento contra el año anterior; las cuales 451 fueron financiadas por la SHF. La apertura de nuevos desarrollos, el énfasis del Infonavit con sus programas Apoyo Infonavit y Cofinanciamiento en conjunto con la Banca Comercial y las Sofoles continuarán fortaleciendo este segmento.
La vivienda de tipo residencial alcanzó $ 65.4 millones de pesos de ingresos, al vender 36 unidades en comparación con las 38 unidades registradas en el 3T04. Se continuará con el énfasis de ofrecer este tipo de vivienda a un precio de aproximadamente $1.5 millones. Este segmento incluirá en el futuro cercano productos inexistentes en el mercado al día de hoy. Tal es el caso de un proyecto residencial en el Estado de Morelos el cual incluirá un campo de golf, residencias desarrolladas y lotes adyacentes al "fairway", el desarrollo en Metepec, y la asociación con Cemex para el desarrollo en el corazón de la ciudad de Puebla.
El detalle de las ventas se muestra a continuación:

	3ER.Trim. 2005		3ER.Trim 2004		3ER.Trim. 2003	
	Unid.	Mill.$	Unid.	Mill.$	Unid.	Mill.$
Prosavi-Progresiva	1,247	257.3	600	116.8	322	59.6
Infonavit	1,064	339.1	1,524	423.2	1,513	408.6
SHF	1,067	346.6	805	248.8	829	265.5
Fovissste	698	228.0	715	214.7	554	168.1
Interés Social	2,829	913.7	3,044	886.7	2,896	842.2
Tipo Medio	688	431.3	554	327.2	511	273.4
Residencial	36	65.4	38	66.5	34	75.0
Total C/Promotor	4,800	1,667.7	4,236	1,397.3	3,763	1,250.2
Terrenos Comer.	--	3.3	--	3.3	--	0.6
Constructor	--	2.8	--	25.3	--	0.7
Arrend. Loc. Com	--	2.4	--	2.9	--	8.1
TOTAL	4,800	1,676.2	4,236	1,428.7	3,763	1,259.6

Al tercer trimestre de 2005 se registró un incremento en precios promedio de 5.3%: El detalle es el siguiente:

	3ER.Trim.2005 Miles.$	3ER.Trim.2004 Miles.$	3ER.Trim.2003 Miles.$	VAR% 05/04
Prosavi-Progresiva	206.3	194.7	185.1	6.0
Infonavit	318.7	277.7	270.1	14.7
SHF	324.9	309.1	320.2	5.1
Fovissste	326.6	300.2	303.5	8.8
Interés Social	323.0	291.3	290.8	10.9
Tipo Medio	626.9	590.6	535.0	6.1
Residencial	1,818.1	1,751.8	2,206.6	3.8
Total	347.4	329.9	332.3	5.3

Costo de Ventas
Al 3T05 el costo de ventas aumentó en 17.8% con respecto al mismo periodo del año anterior al registrar un monto de $ 1,192.1 millones de pesos representando el 71.1% con respecto a ventas.

Utilidad Bruta
Al cierre del 3T05, se obtuvo un margen bruto de 28.9% registrando $ 484.1 millones de pesos.

A continuación se muestra el detalle por tipo de vivienda:

	3ER.Trim.2005	3ER.Trim.2004	3ER.Trim.2003	VAR PUNTOS 05-04
Prosavi-Progresiva	24.6%	24.6%	24.1%	0.0
Interés Social	28.9%	28.9%	28.5%	0.0
Tipo Medio	31.0%	30.4%	30.2%	0.6
Residencial	30.9%	30.6%	30.3%	.0.3
Promotor	28.8%	29.0%	28.8%	-0.2
Constructor	29.2%	28.1%	0.0%	1.1
Terrenos Comer.	32.9%	40.0%	0.0%	-7.1
Arrend. Loc. Com	48.5%	48.1%	47.2%	0.4
TOTAL	28.9%	29.2%	28.9%	-0.3

Gastos de Administración
Los gastos de administración incluyen: sueldos, salarios de personal técnico, administrativo y de ventas.
Los gastos de administración al 3T05 sumaron $ 127.0 millones de pesos y disminuyeron al pasar del 7.7% en el 3T04 al 7.6% en el 3T05 con respecto a las ventas.

Utilidad de Operación
La utilidad de operación al tercer trimestre de 2005 creció 16.3% en

comparación al tercer trimestre del año anterior, derivado de la combinación de un eficiente control de costos de venta y gastos de administración.

EBITDA

Durante el tercer trimestre de 2005 Consorcio ARA generó un EBITDA por $ 377.3 millones (22.5% con respecto a ventas), 15.9% mayor con el correspondiente trimestre del 2004, de los cuales sólo 20.2 millones de pesos son producto de la depreciación. El nivel de EBITDA alcanzado nos permite cubrir el rubro de intereses pagados en más de 22.0 veces.

Costo Integral de Financiamiento

El costo integral de financiamiento presenta un decremento del 203.8%, en relación con el tercer trimestre de 2004, registrando un cargo neto negativo de 16.4 millones de pesos. Así mismo, los intereses ganados presentan un incremento considerable debido al eficiente uso de los recursos. El detalle se muestra a continuación:

	3ER.Trim. 2005	3ER.Trim. 2004	3ER.Trim. 2003	VAR % 05/04
Intereses Pagados	17.1	24.8	13.5	-31.0
Intereses Ganados	38.5	19.6	9.8	96.4
Pérdida(Ut)Cambiaria	0.3	1.3	-3.9	-76.9
Pérdida(Ut)Monetaria	4.7	9.3	6.2	-49.5
Cto.Integral de Financ.	-16.4	15.8	6.0	-203.8

Impuestos

La compañía registró un total de impuestos $ 100.2 millones de pesos, es decir, un incremento del 5.0% con respecto al tercer trimestre de 2004.

Utilidad Neta

La utilidad neta fue de $ 271.4 millones de pesos con un margen del 16.2% durante el tercer trimestre de 2005, lo que representa un incremento del 46.1%.

La utilidad neta por acción de los últimos 12 meses es de 3.70. El detalle se muestra a continuación:

		UDM
Utilidad Neta	Mayoritaria (pesos)	1,212,890,253
Acciones	(Promedio)	328,062,649
UPA		3.70

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION
SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ESTADO DE RESULTADOS AL TERCER TRIMESTRE DE 2005

	3ER.Trim. 2005		3ER.Trim. 2004		3ER.Trim. 2003	
	Mill.de Pesos	%	Mill. de Pesos	%	Mill. de Pesos	%
Ingresos	1,676.2	100.0	1,428.7	100.0	1,259.6	100.0
Costo de Vtas	1,192.1	71.1	1,011.7	70.8	895.9	71.1
Utilidad Bruta	484.1	28.9	417.0	29.2	363.7	28.9
Gastos de Admon.	127.0	7.6	110.0	7.7	95.5	7.6
Utilidad de Operac	357.1	21.3	307.0	21.5	268.2	21.3
CIF	-16.4	-1.0	15.8	1.1	6.0	0.5
Otros Ingresos	1.2	0.1	-6.9	-0.5	5.4	0.4
Asoc. en Partic.	-3.1	-0.2	-3.1	-0.2	-	-
Ut.antes de Imp.	371.6	22.2	281.2	19.7	267.6	21.2
ISR Diferido	45.3	2.7	57.0	4.0	43.4	3.4
ISR,IMPAC y PTU	54.9	3.3	38.4	2.7	59.6	4.7
Total Impuestos	100.2	6.0	95.4	6.7	103.0	8.1
Utilidad Neta	271.4	16.2	185.8	13.0	164.6	13.1
Depreciación	20.2	1.2	18.4	1.3	16.3	1.3
EBITDA	377.3	22.5	325.4	22.8	284.5	22.6

RESULTADOS (UDM) 2005, 2004, 2003
COMPARATIVO DE UNIDADES Y VENTAS

	OCT-04/SEPT-05		OCT-03/SEPT-04		OCT-02/SEPT-03	
	Unid.	Mill.$	Unid.	Mill.$	Unid.	%
Prosavi-Progresiva	3,641	731.9	1,776	340.8	1,731	309.6
Infonavit	5,797	1,744.9	6,832	1,933.8	6,694	1,816.2
SHF	4,408	1,403.6	4,146	1,255.6	3,238	1,002.1
Fovissste	1,902	590.0	2,013	610.2	2,649	728.4
Interés Social	12,107	3,738.5	12,991	3,799.5	12,581	3,546.7
Tipo Medio	2,601	1,519.6	2,013	1,142.7	2,007	985.2
Residencial	194	321.8	166	299.2	106	218.3
Total como Promotor	18,543	6,311.7	16,946	5,582.3	16,425	5,059.8
Terrenos Comerciales	--	22.6	--	6.9	-	10.8
Constructor		134.4		35.4		8.2
Arrend. Loc. Com.		10.3		16.0		28.1
T O T A L	18,543	6,479.1	16,946	5,640.5	16,425	5,106.9

PRECIOS PROMEDIO (UDM)
(MILES DE $)

	OCT04/SEPT05	OCT03/SEPT04	OCT02/SEPT03	Var% 05/04
Prosavi-Progresiva	201.0	191.9	178.9	4.7
Infonavit	301.0	283.0	271.3	6.4
SHF	318.4	302.8	309.5	5.2
Fovissste	310.2	303.1	274.9	2.3
Interés Social	308.8	292.5	281.9	5.6
Tipo Medio	584.2	567.7	490.8	2.9
Residencial	1,658.9	1,802.3	2,059.8	-8.0
T O T A L	340.4	329.4	308.0	3.3

ESTADO DE RESULTADOS (UDM)

	OCT-04/SEPT-05		OCT-03/SEPT-04		OCT-02/SEPT-03	
	Mill.de $	%	Mill.de $	%	Mill.de $	%
Ingresos	6,479.1	100.0	5,640.5	100.0	5,106.9	100.0
Costo de Ventas	4,602.5	71.0	4,003.7	71.0	3,637.3	71.2
Utilidad Bruta	1,876.6	29.0	1,636.8	29.0	1,469.6	28.8
Gastos de Administración	491.6	7.6	438.7	7.8	392.9	7.7
Utilidad de Operación	1,385.0	21.4	1,198.1	21.2	1,076.7	21.1
CIF	-36.6	-0.6	33.2	0.6	22.2	0.4
Otros Ingresos	-4.1	-0.1	52.6	0.9	50.3	1.0
Asoc. en Partic.	14.3	0.2	-6.3	-0.1	-3.8	-0.1
Utilidad antes de Impuestos	1,431.8	22.1	1,211.2	21.5	1,101.0	21.6
Diferido	30.1	0.5	276.8	4.9	208.4	4.1
ISR, IMPAC y PTU	183.9	2.8	107.7	1.9	147.9	2.9
Total Impuestos	214.0	3.3	384.5	6.8	356.3	7.0
Utilidad Neta	1,217.8	18.8	826.7	14.7	744.7	14.6
Depreciación	78.2	1.2	79.9	1.4	64.2	1.3
EBITDA	1,463.2	22.6	1,278.0	22.7	1,140.9	22.3

II) Situación Financiera, Liquidez y Recursos de Capital

Efectivo e Inversiones Temporales
Al 30 de Septiembre de 2005 el nivel de efectivo e inversiones temporales registró $ 1,176.0 millones de pesos, cantidad inferior en un 0.1% con respecto al mismo periodo de 2004.
Mantenemos una política prioritaria de reinversión de utilidades lo que nos permite satisfacer oportunamente los principales requerimientos de efectivo que se derivan de la construcción de viviendas, compra de terrenos y pago de proveedores sin necesidad de recurrir a financiamiento externo.

Cuentas por Cobrar
Se mantienen estrictas políticas de cobranza que tienen como propósito asegurar una recuperación de cartera de manera eficiente dando como resultado 3.9 meses de ventas por cobrar, aún dada la situación prevaleciente de retraso en algunas instituciones durante el tercer trimestre, ubicándonos como el

líder en la cobranza dentro del sector.

Inventarios
Incluyen la reserva territorial que son el activo más importante de la empresa, así como las obras en proceso y almacén de materiales de construcción. Este rubro tuvo un incremento del 8.7%, debido a obras de infraestructura realizadas en algunos desarrollos, así como la compra de nuevos terrenos ejidales y privados. Cabe destacar que actualmente contamos con la reserva territorial de las más importantes de la industria, equivalente a 146,221 viviendas con una superficie de 34.7 millones de m2 distribuidas en las zonas geográficas de mayor desarrollo económico del país, como sigue:

	AL 30 DE SEPT DE 2005 unidades
Prosavi-Progresiva	30,903
Interés Social	92,933
Tipo Medio	14,066
Residencial	8,319
TOTAL	146,221

Y se encuentra distribuida geográficamente de la siguiente manera:

	Unidades	%
Valle de México	46,323	31.7
Quintana Roo	24,325	16.6
Jalisco	14,218	9.7
Toluca, Edo. Méx.	12,028	8.2
Baja California	11,126	7.6
Nuevo León	8,789	6.0
Morelos	5,742	3.9
Puebla	4,521	3.1
Veracruz	4,515	3.1
Guanajuato	3,156	2.2
Querétaro	2,875	2.0
Sonora	2,822	1.9
Michoacán	2,026	1.4
Guerrero	1,822	1.2
Chihuahua	1,434	1.0
Distrito Federal	411	0.3
Sinaloa	48	0.0
Tabasco	40	0.0
T O T A L	146,221	100.0

Capacidad Instalada
Nuestra integración vertical nos permite generar importantes economías de escala. Es conveniente recordar que contamos con la capacidad instalada para producir la totalidad de nuestros requerimientos de concreto, lo que ubica a la compañía como uno de los cuatro principales productores de concreto a nivel nacional.

Al 30 de Septiembre de 2005 el rubro de inmuebles, planta y equipo suma un total de $ 491.0 millones de pesos mostrando un decremento del 7.1% con respecto al 30 de Septiembre de 2004. La inversión en maquinaria y equipo fue de $ 28.4 millones de pesos. Este rubro incluye la planta de mantenimiento de maquinaria y cimbra (COMACI).
Adicionalmente incluye áreas comerciales para el beneficio de nuestros clientes. Dichas áreas comerciales son llevadas a cabo por Promotora y Desarrolladora de Centros Comerciales S.A. de C.V. (PDCC), subsidiaria de Consorcio ARA. El 11 de noviembre 2003, se firmó un convenio marco de coinversión (50% / 50%) con ONAPP México Retail, LLC. para el desarrollo y operación de centros comerciales. El convenio contempla inversiones por cerca de 100 millones de dólares en cuatro años.

Proveedores
Como apoyo a nuestros proveedores de materiales, nos integramos al programa de Cadenas Productivas de Nacional Financiera (Nafinsa) en donde podrán acceder a diversos servicios financieros al amparo de la relación comercial que mantenemos con ellos.
Los proveedores ascienden a $ 118.8 millones de pesos al tercer trimestre de 2005, con una rotación de 27 días, en comparación con el registrado al tercer trimestre de 2004 por la cantidad de $ 113.2 millones de pesos significando un incremento del 4.9%.

Deudas a CP y LP
Registramos deuda de Corto Plazo y Largo Plazo al 30 de Septiembre de 2005 por un total de $ 93.0 millones de pesos derivado básicamente de contratos de arrendamiento financiero pactados para la compra de maquinaria y equipo de los cuales $ 41.6 millones corresponden a deuda de corto plazo.
Mantenemos una deuda con costo a capital contable de 2.4%; una deuda con costo a activo total de 1.6% y una deuda con costo a efectivo e inversiones temporales de 12.9%.
Asimismo, contamos con líneas de crédito vigentes con diversas instituciones financieras por un monto total de $ 1,743.0 millones. El pasivo total a capital contable es de 0.48 veces mostrando una estructura financiera sana.

Impuestos Diferidos
Sobre la base del principio contable D-4, los pasivos diferidos al 30 de Septiembre de 2005 ascendieron a un total de $ 1,798.6 millones. Por este motivo el apalancamiento, calculado como total del pasivo a total de activo se ubica en 32.6%, si no tomáramos en cuenta estos pasivos diferidos el apalancamiento sería del 13.6%.

Capital Contable
El Capital Contable de Consorcio ARA creció 17.9% alcanzando los $ 6,355.3 millones de pesos al 30 de Septiembre de 2005 impulsado principalmente por el nivel de utilidad neta registrada en el periodo.

Políticas de Tesorería
Consorcio ARA ha implementado una serie de políticas y procedimientos que tienen como objetivos asegurar la correcta administración del flujo de efectivo de cada una de las subsidiarias de manera centralizada.
Mantenemos un control estricto sobre la inversión de los excedentes de tesorería invirtiéndolos en instrumentos de alta calidad crediticia. Contamos con eficientes procesos de escrituración y cobranza apegados a estrictas políticas que regulan la operación.
Los pagos a proveedores de bienes y servicios se realizan bajo procedimientos y controles efectivos que nos aseguran cubrir de manera oportuna los

compromisos económicos adquiridos con ellos haciendo énfasis en el control de la salida de efectivo.

BALANCE GENERAL al 30 DE SEPTIEMBRE 2005.

	2005 Mill.de Pesos	2004 Mill.de Pesos	2003 Mill.de Pesos
Activo Total	9,434.8	8,158.9	7,233.7
Activo Circulante	8,683.0	7,537.0	6,677.3
Efectivo e Inv. Temporales	1,176.0	1,177.7	1,234.9
Cuentas por Cobrar	2,014.5	1,287.8	1,169.7
Terrenos	3,489.7	2,821.3	2,289.3
Inventarios	1,868.2	2,106.5	1,863.1
Otros Activos Circulantes	134.6	143.7	120.4
Largo Plazo	751.8	621.9	556.4
Inmuebles y Equipo	491.0	528.5	556.4
Documento por cobrar a asoc.	209.3	83.9	-
Part. en Asociadas	51.5	9.5	-
Pasivo Total	3,079.5	2,766.4	2,465.1
Pasivo Circulante	1,126.5	851.5	782.2
Proveedores Terrenos	244.5	21.6	33.9
Proveedores Materiales	118.8	113.2	97.6
Créditos Bancarios	25.0	-	-
Arrendamiento Financiero	41.6	37.2	23.2
Impuestos	9.0	38.8	51.9
Otros Pasivos Circulantes	687.6	640.7	575.6
Pasivo a Largo Plazo	154.4	90.1	55.4
Arrendamiento Financiero	51.4	74.4	55.4
Otros Créditos	103.0	15.7	0.0
I.S.R. Diferidos	1,798.6	1,824.8	1,627.5
Capital Contable	6,355.3	5,392.5	4,768.6

Perspectivas y Tendencias
A partir del 2000, el Gobierno Federal estableció un ambicioso plan de construcción de viviendas para los próximos 6 años teniendo como meta la edificación de 750,000 viviendas para el 2006, en donde el Infonavit, la Sociedad Hipotecaria Federal (SHF) y Fovissste juegan un papel importante. La participación, en aumento, de las Sociedades Financieras de Objeto Limitado y de la Banca, se reflejará en un mayor crecimiento al financiamiento de vivienda de tipo medio y residencial.
La evolución de las tasas de interés ha sido determinante para el crecimiento del sector. La disminución de las tasas interés de los créditos hipotecarios permiten acceder a segmentos de la población que aspiran contar con una vivienda de mayor valor a la que podrían acceder a través del financiamiento existente con anterioridad. Tal es el caso del Infonavit, con su programa denominado Cofinanciamiento, el cual actúa en conjunto con la banca comercial. Tenemos una fuerte presencia en el área metropolitana del Valle de México, la franja norte con las maquiladoras y el sureste turístico del país donde se desarrollarán importantes proyectos de vivienda de interés social y tipo medio. Se continuará el énfasis de nuestra presencia en el corto plazo, en aquellas regiones con evidente y prometedor desarrollo económico.

Backlog
Como parte importante en la operación de la empresa, mantenemos un backlog por 29,669 unidades, lo que representa un incremento del 20.9% en comparación con

el año anterior, principalmente en los segmentos de Infonavit y la SHF. Esto es el equivalente a poco mas de un año de ventas futuras y sentimos que éste es un nivel óptimo, ya que es un Backlog de compromisos de hipoteca mas no de obra. El detalle se muestra a continuación:

	3ER.Trim 2005		3ER.Trim 2004		Incremento
	Unid.	Mezcla %	Unid.	Mezcla %	%
Prosavi-Progresiva	2,043	6.9	763	3.1	167.8
Interés Social	20,643	69.6	16,511	67.3	25.0
Infonavit	6,140	20.7	4,804	19.6	27.8
SHF-Fovissste	14,503	48.9	11,707	47.7	23.9
Tipo Medio	6,835	23.0	7,032	28.7	-2.8
Residencial	148	0.5	229	0.9	-35.4
TOTAL	29,669	100.0	24,535	100.0	20.9

III) Control Interno

Consorcio ARA tiene implementado un sistema de control interno alineado con los objetivos estratégicos de la Dirección, dicho sistema de control incluye políticas y procedimientos diseñados para la adecuada salvaguarda de sus bienes, la eficiencia y eficacia de sus operaciones y la emisión de información financiera, de conformidad con principios de contabilidad generalmente aceptados, así como con leyes y regulaciones aplicables; asimismo, el sistema de control ayuda a la Dirección de la Organización en la prevención y detección de errores e irregularidades.
Como apoyo al sistema de control interno, la Compañía cuenta con una Subdirección de Auditoría Interna, que en alineación a la gestión del Comité de Auditoría, tiene la función de realizar revisiones al cumplimiento de las políticas y procedimientos en las diferentes áreas de la Organización.
Aún y cuando la Compañía considera contar con un sistema de control interno eficiente, y en busca de mayor grado de adhesión a las recomendaciones del "Código de Mejores Prácticas Corporativas", el Comité de Auditoría sugirió contratar al despacho Galaz, Yamazaki, Ruiz Urquiza, S. C. firma miembro de Deloitte Touche Tohmatsu para realizar un diagnóstico sobre el sistema de control interno de la sociedad y sus subsidiarias, mismo que como en años anteriores, se practicará para el 2005. El Comité de Auditoría sometió a la consideración del Consejo de Administración los lineamientos generales del sistema de control interno, los cuales fueron aprobados desde febrero de 2004.

En sesión de Comité de Auditoría del 17 de octubre de 2005, la Administración de la Compañía presento el avance de implantación del nuevo sistema de procesamiento electrónico de datos denominado "ControlARA". Los módulos administrativos que comprenden la contabilidad, bancos, compras y proveedores ya han sido instalados y operan en su totalidad. Los módulos restantes que son clientes, vivienda, precios unitarios, e inventarios se espera sean concluidos para el primer trimestre de 2006.

Cualquier comentario e información adicional requerida favor de dirigirlo a:

Jaime del Río
Director Relación con Inversionistas
(52.55) 5251.4670
(52.55) 5596.8803
(52.55) 5596.8864 x 1121
jdelrio@ara.com.mx

Aarón Hernández
Relación con Inversionistas
(52.55) 5596.8803
aaron@ara.com.mx

CONSORCIO ARA, S. A. DE C. V. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS PERIODOS COMPRENDIDOS DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2005 Y 2004
(EN MILES DE PESOS DE PODER ADQUISITIVO DEL 30 DE SEPTIEMBRE DE 2005)

1. ACTIVIDADES

CONSORCIO ARA, S. A. DE C. V. Y SUBSIDIARIAS (LA "COMPAÑÍA"), SE DEDICA A LA COMPRA DE TERRENOS, EL DISEÑO DE DESARROLLOS HABITACIONALES TANTO DE INTERÉS SOCIAL, MEDIO Y RESIDENCIAL,Y A LA CONSTRUCCIÓN, PROMOCIÓN Y COMERCIALIZACIÓN DE LOS MISMOS DESARROLLOS INDUSTRIALES Y TURÍSTICOS, ASÍ COMO AL ARRENDAMIENTO DE UNICENTROS Y MINICENTROS COMERCIALES.

LA COMPAÑÍA LLEVA A CABO LA CONSTRUCCIÓN DE SUS DESARROLLOS HABITACIONALES MEDIANTE LA CONTRATACIÓN DE SERVICIOS DE CONSTRUCCIÓN POR MEDIO DE CONTRATOS DE OBRA. DICHOS CONTRATOS OBLIGAN AL SUBCONTRATISTA A EJECUTAR POR SÍ MISMO O POR MEDIO DE TERCEROS LA OBRA CONVENIDA DE ACUERDO A LAS ESPECIFICACIONES TÉCNICAS REQUERIDAS POR LA COMPAÑÍA.

2. BASES DE PRESENTACIÓN

A. CONSOLIDACIÓN DE ESTADOS FINANCIEROS - LOS ESTADOS FINANCIEROS CONSOLIDADOS INCLUYEN LOS DE CONSORCIO ARA, S. A. DE C. V.(ARA) Y LOS DE SUS SUBSIDIARIAS, CUYA PARTICIPACIÓN ACCIONARIA EN SU CAPITAL SOCIAL SE MUESTRA A CONTINUACIÓN. LOS SALDOS Y OPERACIONES INTERCOMPAÑÍAS IMPORTANTES, HAN SIDO ELIMINADOS EN ESTOS ESTADOS FINANCIEROS CONSOLIDADOS.

GRUPO O SUBSIDIARIAS	PARTICIPACIÓN
CONSORCIO DE INGENIERÍA INTEGRAL, S. A. DE C. V. (CIISA)	99.6%
PROYECTOS URBANOS ECOLÓGICOS, S. A. DE C. V. (PUESA)	99.9%
CONSTRUCTORA Y URBANIZADORA ARA, S. A. DE C. V. (CUARA)	99.9%
INMOBILIARIA ACRE, S. A. DE C. V. (ACRE)	99.1%
ASESORÍA TÉCNICA Y ADMINISTRATIVA GAVI, S. A. DE C. V.(GAVI)	99.9%
COMERCIALIZACIÓN Y VENTAS, S. A. (COVENSA)	98.0%
PROMOTORA Y DESARROLLADORA DE CENTROS COMERCIALES, S. A. DE C. V.(PDCC)	99.9%
DESARROLLOS INMOBILIARIOS Y TURÍSTICOS ARA, S.A. DE C.V.	99.9%

B. UTILIDAD INTEGRAL - LA UTILIDAD INTEGRAL QUE SE PRESENTA EN LOS ESTADOS DE VARIACIONES EN EL CAPITAL CONTABLE ADJUNTOS, ES LA MODIFICACIÓN DEL CAPITAL CONTABLE DURANTE EL EJERCICIO POR CONCEPTOS QUE NO SON DISTRIBUCIONES A LOS ACCIONISTAS O MOVIMIENTOS DEL CAPITAL CONTRIBUIDO; SE INTEGRA POR LA UTILIDAD NETA DEL EJERCICIO MÁS OTRAS PARTIDAS QUE REPRESENTAN UNA GANANCIA O PÉRDIDA DEL MISMO PERÍODO, QUE DE CONFORMIDAD CON LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS EN MÉXICO SE PRESENTAN DIRECTAMENTE EN EL CAPITAL CONTABLE, SIN AFECTAR EL ESTADO DE RESULTADOS. EN 2005 Y 2004, LAS OTRAS PARTIDAS DE UTILIDAD INTEGRAL ESTÁN REPRESENTADAS POR LA INSUFICIENCIA, EN LA ACTUALIZACIÓN DEL CAPITAL CONTABLE Y POR EL RESULTADO DE LA INVERSIÓN DE LOS ACCIONISTAS MINORITARIOS.

3. RESUMEN DE LAS PRINCIPALES POLÍTICAS CONTABLES

LAS POLÍTICAS CONTABLES DE LA COMPAÑÍA ESTÁN DE ACUERDO CON LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS EN MÉXICO, LOS CUALES REQUIEREN QUE LA ADMINISTRACIÓN DE LA COMPAÑÍA EFECTÚE CIERTAS ESTIMACIONES Y UTILICE DETERMINADOS SUPUESTOS PARA VALUAR ALGUNAS DE LAS PARTIDAS DE LOS ESTADOS FINANCIEROS Y PARA EFECTUAR LAS REVELACIONES QUE SE REQUIEREN EN LOS MISMOS. AÚN CUANDO LOS RESULTADOS REALES PUEDEN DIFERIR DE DICHAS ESTIMACIONES, LA ADMINISTRACIÓN DE LA COMPAÑÍA CONSIDERA QUE LAS ESTIMACIONES Y SUPUESTOS UTILIZADOS FUERON LOS ADECUADOS EN LAS CIRCUNSTANCIAS. LAS PRINCIPALES POLÍTICAS CONTABLES SEGUIDAS POR LA COMPAÑÍA SON LAS SIGUIENTES:

A. RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACIÓN - LA COMPAÑÍA ACTUALIZA SUS ESTADOS FINANCIEROS EN TÉRMINOS DE PESOS DE PODER ADQUISITIVO DE LA FECHA DEL ÚLTIMO BALANCE GENERAL QUE SE PRESENTA, RECONOCIENDO ASÍ LOS EFECTOS DE LA INFLACIÓN EN LA INFORMACIÓN FINANCIERA. EN CONSECUENCIA, LOS ESTADOS FINANCIEROS DEL AÑO ANTERIOR QUE SE PRESENTAN, TAMBIÉN HAN SIDO ACTUALIZADOS EN TÉRMINOS DEL MISMO PODER ADQUISITIVO Y SUS CIFRAS DIFIEREN DE LAS ORIGINALMENTE PRESENTADAS QUE ESTABAN EN PESOS DE PODER ADQUISITIVO DEL CIERRE DEL AÑO ANTERIOR. CONSECUENTEMENTE, LAS CIFRAS DE LOS ESTADOS FINANCIEROS ADJUNTOS SON COMPARABLES, AL ESTAR TODAS EXPRESADAS EN PESOS CONSTANTES.

B. INVERSIONES TEMPORALES - SE VALÚAN AL COSTO DE ADQUISICIÓN, MÁS RENDIMIENTOS DEVENGADOS O A SU VALOR NETO DE REALIZACIÓN ESTIMADO, EL QUE SEA MENOR.

C. INSTRUMENTOS FINANCIEROS- LAS INVERSIONES EN INSTRUMENTOS FINANCIEROS QUE SON CONSERVADOS A SU VENCIMIENTO SE VALÚAN A SU COSTO DE ADQUISICIÓN. LOS RENDIMIENTOS Y COSTOS DE LOS INSTRUMENTOS FINANCIEROS SE RECONOCEN EN LOS RESULTADOS DEL EJERCICIO EN QUE SE DEVENGAN.

D. INVENTARIOS, TERRENOS PARA FUTURAS CONSTRUCCIONES Y COSTO DE VENTAS:

1. LAS OBRAS EN PROCESO Y MATERIALES PARA CONSTRUCCIÓN, SE VALÚAN A SU COSTO DE ADQUISICIÓN Y SE ACTUALIZAN UTILIZANDO UN ÍNDICE DE INFLACIÓN INTERNO CONFORME A LOS INSUMOS DE LOS MATERIALES DE CONSTRUCCIÓN. EL SALDO DE ESTA CUENTA REPRESENTA EL AVANCE DE OBRA EN FUNCIÓN AL COSTO REAL INCURRIDC. EL COSTO SE ACTUALIZA APLICANDO EL ÍNDICE DE INFLACIÓN INTERNO A LAS OBRAS EN PROCESO Y MATERIALES INCURRIDOS CONFORME EL PORCIENTO DE AVANCE DE OBRA EJECUTADA.

2. LOS TERRENOS EN PROCESO Y LA RESERVA TERRITORIAL PARA FUTURAS CONSTRUCCIONES SE VALÚAN A SU COSTO DE ADQUISICIÓN Y SE ACTUALIZAN A SU VALOR DE REPOSICIÓN DETERMINADO POR PERITOS INDEPENDIENTES. EL COSTO SE ACTUALIZA APLICANDO EL PORCIENTO DE AVANCE DE OBRA A LOS TERRENOS ACTUALIZADOS A VALOR DE REPOSICIÓN.

E. INVERSIÓN EN ACCIONES DE COMPAÑÍAS ASOCIADAS - LAS INVERSIONES EN ASOCIADAS EN LAS CUALES LA COMPAÑÍA TIENE INFLUENCIA SIGNIFICATIVA, PERO NO TIENE CONTROL, SE VALÚAN UTILIZANDO EL MÉTODO DE PARTICIPACIÓN, QUE INCLUYE EL COSTO MÁS LA PARTICIPACIÓN DE LA COMPAÑÍA EN LAS UTILIDADES NO DISTRIBUIDAS POSTERIORES A LA ADQUISICIÓN Y LA ACTUALIZACIÓN DEL CAPITAL CONTABLE. ESTA

ACTUALIZACIÓN ES INHERENTE AL MÉTODO DE PARTICIPACIÓN, YA QUE LOS ESTADOS FINANCIEROS DE LA EMPRESA EN LA QUE SE REALIZA LA INVERSIÓN TAMBIÉN SE PREPARAN CONFORME AL BOLETÍN B-10.

F. INMUEBLES, MAQUINARIA Y EQUIPO - SE REGISTRAN AL COSTO DE ADQUISICIÓN, Y SE ACTUALIZAN APLICANDO FACTORES DERIVADOS DEL ÍNDICE NACIONAL DE PRECIOS AL CONSUMIDOR ("INPC"). LA DEPRECIACIÓN SE CALCULA CONFORME AL MÉTODO DE LÍNEA RECTA, CON BASE EN LA VIDA ÚTIL REMANENTE DE LOS ACTIVOS, COMO SIGUE:

	AÑOS PROMEDIO	
	2005	2004
EDIFICIO	37	30
MAQUINARIA Y EQUIPO	9	10
EQUIPO DE TRANSPORTE	3	4
MOBILIARIO Y EQUIPO DE OFICINA	7	8

G. DETERIORO DE ACTIVOS DE LARGA DURACIÓN EN USO- LA COMPAÑÍA REVISA EL VALOR EN LIBROS DE LOS ACTIVOS DE LARGA DURACIÓN EN USO, ANTE LA PRESENCIA DE ALGÚN INDICIO DE DETERIORO QUE PUDIERA INDICAR QUE EL VALOR EN LIBROS DE LOS MISMOS PUDIERA NO SER RECUPERABLE, CONSIDERANDO EL MAYOR DEL VALOR PRESENTE DE LOS FLUJOS NETOS DE EFECTIVOS FUTUROS O EL PRECIO NETO DE VENTA EN EL CASO DE SU EVENTUAL DISPOSICIÓN. EL DETERIORO SE REGISTRA CONSIDERANDO EL IMPORTE DEL VALOR EN LIBROS QUE EXCEDA AL MAYOR DE LOS VALORES ANTES MENCIONADOS. LOS INDICIOS DE DETERIORO QUE SE CONSIDERAN PARA ESTOS EFECTOS, SON ENTRE OTROS, LAS PÉRDIDAS DE OPERACIÓN O FLUJOS DE EFECTIVO NEGATIVOS EN EL PERIÓDO SI ES QUE ESTÁN CONBINADOS CON UN HISTORIAL O PROYECCIÓN DE PÉRDIDAS, DEPRECIACIONES Y AMORTIZACIONES CARGADAS A RESULTADOS QUE EN TÉRMINOS PORCENTUALES, EN RELACIÓN CON LOS INGRESOS, SEAN SUBSTANCIALMENTE SUPERIORES A LAS DE EJERCICIOS ANTERIORES, EFECTOS DE OBSOLESCENCIA, REDUCCIÓN EN LA DEMANDA DE LOS PRODUCTOS QUE SE FABRICAN, COMPETENCIA Y OTROS FACTORES ECONÓMICOS Y LEGALES.

H. OBLIGACIONES LABORALES AL RETIRO - EL PASIVO POR PRIMAS DE ANTIGÜEDAD Y EL PLAN PENSIONES, SE RECONOCEN COMO COSTO DURANTE LOS AÑOS DE SERVICIO DEL PERSONAL. EL PASIVO POR ESTAS OBLIGACIONES Y SU COSTO SE CALCULAN POR ACTUARIOS INDEPENDIENTES CON BASE EN EL MÉTODO DE CRÉDITO UNITARIO PROYECTADO UTILIZANDO TASAS DE INTERÉS REALES. POR LO TANTO, SE ESTÁ RECONOCIENDO EL PASIVO QUE A VALOR PRESENTE, SE ESTIMA CUBRIRÁ LA OBLIGACIÓN POR ESTOS BENEFICIOS A LA FECHA ESTIMADA DE RETIRO DEL CONJUNTO DE EMPLEADOS QUE LABORA EN LA COMPAÑÍA. LAS INDEMNIZACIONES SE CARGAN A LOS RESULTADOS CUANDO SE TOMA LA DECISIÓN DE PAGARLAS.

I. RECONOCIMIENTO DE INGRESOS Y COSTOS - LA COMPAÑÍA UTILIZA EL MÉTODO DE PORCIENTO DE AVANCE DE OBRA EJECUTADA PARA RECONOCER LOS INGRESOS Y COSTOS EN LAS ACTIVIDADES QUE REALIZA COMO PROMOTOR Y CONTRATISTA, MEDIANTE EL CUAL LOS INGRESOS ESPERADOS REPRESENTADOS POR EL PRECIO DE VENTA DE LAS VIVIENDAS, SON MULTIPLICADOS POR EL PORCIENTO DE AVANCE DE OBRA EJECUTADA, AL RESULTADO OBTENIDO SE LE APLICA EL PORCENTAJE DE COSTO ESPERADO EN CADA DESARROLLO, LA DIFERENCIA ENTRE INGRESO Y EL COSTO ASÍ OBTENIDO, CONSTITUYE EL RESULTADO BRUTO ACUMULADO. DE LOS RESULTADOS OBTENIDOS SE DISMINUIRÁN, EN SU CASO, LOS INGRESOS Y COSTOS RECONOCIDOS EN EJERCICIOS ANTERIORES PARA OBTENER LOS INGRESOS Y COSTOS DEL

PERIODO A RECONOCER EN EL ESTADO DE RESULTADOS. EL MÉTODO DE PORCIENTO DE AVANCE DE OBRA EJECUTADA SE APLICA CUANDO SE HAYAN CUMPLIDO CON LAS SIGUIENTES CONDICIONES:

- EL CLIENTE HA ENTREGADO SU ENGANCHE (SI SE REQUIERE).

- EL CLIENTE HA FIRMADO EL CONTRATO DE COMPRA-VENTA RESPECTIVO, Y

- EL CLIENTE HA PRESENTADO TODA LA DOCUMENTACIÓN OFICIAL CORRESPONDIENTE QUE SE REQUIERE PARA OBTENER UN CRÉDITO (I) EN EL CASO DE VENTAS FINANCIADAS POR EL INSTITUTO NACIONAL DEL FONDO PARA LA VIVIENDA DE LOS TRABAJADORES (INFONAVIT) Y POR EL FONDO DE LA VIVIENDA DEL INSTITUTO DE SEGURIDAD Y SERVICIOS SOCIALES DE LOS TRABAJADORES DEL ESTADO (FOVISSSTE), EL COMPRADOR NECESITA OBTENER LA CALIFICACIÓN MÍNIMA APROBATORIA REQUERIDA; (II) EL CLIENTE HA OBTENIDO DE LA INSTITUCIÓN BANCARIA Y/O DE LA SOCIEDAD HIPOTECARIA FEDERAL (SHF) LA ASIGNACIÓN DE SU CRÉDITO, PARA LA ADQUISICIÓN DE LA VIVIENDA; (III), (A) CUANDO EL COMPRADOR ADQUIERE EL TERRENO DE LA COMPAÑÍA, PRIMERO ES ESCRITURADO Y (B) OBTIENE UN PRÉSTAMO DE UNA INSTITUCIÓN BANCARIA PARA LA CONSTRUCCIÓN COMPLETA DE LA CASA Y EL BANCO COMIENZA A SUMINISTRAR ANTICIPOS A LA COMPAÑÍA EN BASE AL AVANCE DE OBRA EFECTUADA Y (IV)COFINANCIAMIENTO INFONAVIT, EL CLIENTE PERCIBE INGRESOS DE 7 A 10.9 SALARIOS MÍNIMOS MENSUALES, OBTIENE LA CALIFICACIÓN Y PRESENTA LA DOCUMENTACIÓN OFICIAL REQUERIDA PARA OBTENER UN CRÉDITO, EL CUAL ES OTORGADO CONJUNTAMENTE POR EL INFONAVIT Y POR UNA SOCIEDAD FINANCIERA DE OBJETO LIMITADO(SOFOL) Y/O UN BANCO.

LA COMPAÑÍA UTILIZA EL MÉTODO DE PORCIENTO DE AVANCE DE OBRA EJECUTADA PARA LOS COSTOS E INGRESOS INCURRIDOS EN LAS ACTIVIDADES QUE REALIZA COMO CONTRATISTA, DE ACUERDO A LOS CONTRATOS QUE EFECTÚE.

LOS COSTOS DE LOS CONTRATOS INCLUYEN TODOS LOS MATERIALES DIRECTOS, MANO DE OBRA Y TODOS LOS COSTOS INDIRECTOS RELACIONADOS CON EL DESARROLLO DE LOS PROYECTOS, TALES COMO MANO DE OBRA INDIRECTA, COMPRAS, EQUIPO, REPARACIONES Y DEPRECIACIÓN. LOS GASTOS GENERALES Y DE ADMINISTRACIÓN SON CARGADOS A RESULTADOS CUANDO SE INCURREN. LAS PROVISIONES PARA PÉRDIDAS EN ESTIMACIONES O CONTRATOS NO TERMINADOS SON RECONOCIDAS EN EL PERIODO EN QUE SON DETERMINADAS.

LOS INGRESOS POR ARRENDAMIENTO DE UNICENTROS Y MINICENTROS COMERCIALES SE RECONOCEN CONFORME SE DEVENGAN (VER NOTA 19).

J. IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO Y PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES - EL IMPUESTO SOBRE LA RENTA (ISR) Y LA PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES (PTU), SE REGISTRAN EN LOS RESULTADOS DEL AÑO EN QUE SE CAUSAN, Y SE RECONOCE EL ISR DIFERIDO PROVENIENTE DE LAS DIFERENCIAS TEMPORALES QUE RESULTAN DE LA COMPARACIÓN DE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS, Y EN SU CASO, SE INCLUYE EL BENEFICIO DE LAS PÉRDIDAS FISCALES POR AMORTIZAR. EL ISR DIFERIDO ACTIVO, SE REGISTRA SÓLO CUANDO EXISTE ALTA PROBABILIDAD DE QUE PUEDA RECUPERARSE. SE RECONOCE LA PTU DIFERIDA PROVENIENTE DE LAS DIFERENCIAS TEMPORALES ENTRE EL RESULTADO CONTABLE Y LA RENTA GRAVABLE, SÓLO CUANDO SE PUEDA PRESUMIR RAZONABLEMENTE QUE VAN PROVOCAR UN PASIVO O BENEFICIO, Y NO EXISTA ALGÚN INDICIO DE QUE VAYA A CAMBIAR ESA SITUACIÓN, DE TAL MANERA QUE LOS PASIVOS O LOS BENEFICIOS NO SE MATERIALICEN.

EL IMPUESTO AL ACTIVO (IMPAC) PAGADO QUE SE ESPERA RECUPERAR, SE REGISTRA COMO UN ANTICIPO DE ISR Y SE PRESENTA EN EL BALANCE GENERAL DISMINUYENDO EL PASIVO POR ISR DIFERIDO.

K. OPERACIONES EN MONEDA EXTRANJERA - LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN AL TIPO DE CAMBIO VIGENTE A LA FECHA DE SU CELEBRACIÓN. LOS ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA SE VALÚAN EN MONEDA NACIONAL AL TIPO DE CAMBIO VIGENTE A LA FECHA DE LOS ESTADOS FINANCIEROS. LAS FLUCTUACIONES CAMBIARIAS SE REGISTRAN EN LOS RESULTADOS.

L. INSUFICIENCIA EN LA ACTUALIZACIÓN DEL CAPITAL CONTABLE - SE INTEGRA DEL RESULTADO POR POSICIÓN MONETARIA ACUMULADO HASTA LA PRIMERA ACTUALIZACIÓN Y LA PÉRDIDA POR TENENCIA DE ACTIVOS NO MONETARIOS QUE REPRESENTA EL CAMBIO EN EL NIVEL ESPECÍFICO DE PRECIOS DE LOS TERRENOS QUE SE INCREMENTÓ POR DEBAJO DE LA INFLACIÓN.

M. RESULTADO POR POSICIÓN MONETARIA - EL RESULTADO POR POSICIÓN MONETARIA, QUE REPRESENTA LA EROSIÓN DEL PODER ADQUISITIVO DE LAS PARTIDAS MONETARIAS ORIGINADA POR LA INFLACIÓN, SE CALCULA APLICANDO FACTORES DERIVADOS DEL INPC A LA POSICIÓN MONETARIA NETA MENSUAL. LA PÉRDIDA SE ORIGINA DE MANTENER UNA POSICIÓN MONETARIA ACTIVA NETA.

N. UTILIDAD POR ACCIÓN - LA UTILIDAD BÁSICA POR ACCIÓN ORDINARIA SE CALCULA DIVIDIENDO LA UTILIDAD NETA MAYORITARIA ENTRE EL PROMEDIO PONDERADO DE ACCIONES ORDINARIAS EN CIRCULACIÓN DURANTE EL EJERCICIO.

4. INVERSIONES TEMPORALES Y EFECTIVO

	2005	2004
INVERSIONES TEMPORALES (1)	$ 995,468	$ 1,049,343
EFECTIVO	180,556	128,385
	$1,176,024	$1,177,728

(1) AL 31 DE DICIEMBRE DE 2004 SE TENIA $94,870 REPRESENTADOS POR CERTIFICADOS BURSÁTILES DE INDEMNIZACIÓN CARRETERA SEGREGABLES ("CBICS"), EMITIDOS POR EL BANCO NACIONAL DE OBRAS Y SERVICIOS PÚBLICOS, S. N. C. LOS CUALES GENERABAN UNA TASA DE INTERÉS ANUAL DEL 4%.
AL 15 DE SEPTIEMBRE DE 2005 LA COMPAÑÍA DECIDIO REALIZAR DICHOS CERTIFICADOS OBTENIENDO UNA GANANCIA NETA DE $ 5,881.

5. CLIENTES

	2005	2004
COMO PROMOTOR:		
CLIENTES POR AVANCE DE OBRA	$2,028,740	$1,298,951
COMO CONTRATISTA:		
ESTIMACIONES POR COBRAR	5,416	1,819
	2,034,156	1,300,770
ESTIMACIÓN PARA CUENTAS DE COBRO DUDOSO	(3,572)	(191)
ESTIMACIÓN PARA CANCELACIÓN DE CONTRATOS	(16,072)	(12,810)
	$2,014,512	$1,287,769

6. INVENTARIOS Y TERRENOS PARA FUTURAS CONSTRUCCIONES

A. LOS INVENTARIOS SE ANALIZAN COMO SIGUE:

	2005	2004
OBRAS EN PROCESO	$1,649,889	$1,890,171
TERRENOS EN PROCESO DE DESARROLLO	1,263,238	1,095,382
TERRENOS PARA FUTURAS CONSTRUCCIONES A CORTO PLAZO	1,635,113	1,103,897
ALMACEN DE MATERIALES PARA CONSTRUCCIÓN	130,927	133,164
ANTICIPO A PROVEEDORES	160,468	338,793
	4,839,635	4,561,407
TERRENO PARA FUTURAS CONSTRUCCIONES A LARGO PLAZO	518,222	366,377
	$5,357,857	$4,927,784

B. LA COMPAÑÍA SIGUE LA POLÍTICA DE LOCALIZAR Y ADQUIRIR TERRENOS CADA AÑO, TENIENDO COMO OBJETIVO QUE LOS TERRENOS PARA FUTURAS CONSTRUCCIONES PUEDAN TENER UN PERIODO DE CONSTRUCCIÓN Y DESARROLLO DE VIVIENDAS, CLASIFICANDO DENTRO DEL CORTO PLAZO AQUELLOS TERRENOS QUE ACTUALMENTE SE ESTÁN DESARROLLANDO O QUE SE ESTIMA SE VAN A DESARROLLAR DENTRO DEL SIGUIENTE AÑO Y A LARGO PLAZO AQUELLOS TERRENOS POR LOS CUALES AÚN NO EXISTEN PLANES PARA SU DESARROLLO.

C. DURANTE EL EJERCICIO DE 2004 LA COMPAÑÍA ADQUIRIÓ UN TERRENO POR UN VALOR DE $140,995 EL CUAL SE OTORGÓ EN GARANTÍA HIPOTECARIA PARA ASEGURAR EL PAGO DEL MISMO. EL MONTO PENDIENTE DE PAGO AL 30 DE SEPTIEMBRE DE 2005 ES DE 6,270 MILES DE DÓLARES AMERICANOS EQUIVALENTE A $67,658, DE LOS CUALES $33,829 SE PRESENTA DENTRO DEL RUBRO DE PROVEEDORES Y $33,829 EN OTROS CRÉDITOS.

D. EN DICIEMBRE DE 2004, LA COMPAÑÍA ADQUIRIÓ UN TERRENO POR $138,809, POR EL QUE NO SE HA REALIZADO EL TRASLADO DE DOMINIO DE PROPIEDAD SINO HASTA EL MOMENTO DE SU LIQUIDACIÓN. EL IMPORTE POR PAGAR AL 30 DE SEPTIEMBRE DE 2005, ES DE $24,281 QUE SE PRESENTA DENTRO DEL RUBRO DE PROVEEDORES.

7. OTROS ACTIVOS

	2005	2004
OTRAS CUENTAS POR COBRAR	$ 22,028	$ 11,198
IMPUESTOS POR RECUPERAR (PRINCIPALMENTE IVA, ISR E IMPAC)	42,595	20,640
PAGOS ANTICIPADOS	18,878	13,323
DEPÓSITOS EN GARANTÍA	45,835	56,106
	$ 129,336	$ 101,267

8. INVERSIÓN EN ACCIONES DE COMPAÑÍAS ASOCIADAS

LAS INVERSIONES EN ACCIONES DE COMPAÑÍAS ASOCIADAS QUE SE VALÚAN A TRAVÉS DEL MÉTODO DE PARTICIPACIÓN SON:

COMPAÑIA ASOCIADA	% DE PART.	VALOR CONTABLE DE LA PARTICIPACIÓN 2005	2004	PARTICIPACIÓN EN LOS RESULTADOS 2005	2004
CENTRO SAN MIGUEL, S. DE R. L. (1) (CSM)	50.00	$ 7,844	$ 3,930	$ 1,444	$(4,974)
CENTRO REGIONAL LAS AMERICAS, S. DE R. L. (2) (CRAS)	50.00	37,942	-	(15,552)	(1,356)
HABITANIA MONTES DE OCA, S. A. DE C. V. (3)	33.33	5,761	5,590	362	
		$ 51,547	$ 9,520	$(13,746)	$(6,330)

(1) A PARTIR DEL 1 DE ENERO DE 2004, SE APLICA EL 50% A LOS RESULTADOS DE LA INVERSIÓN

(2) A PARTIR DEL 1 DE JULIO DE 2004, LA COMPAÑÍA PARTICIPA EN ESTA INVERSIÓN CUYO OBJETO PRINCIPAL ES LA CONSTRUCCIÓN, COMERCIALIZACIÓN, ARRENDAMIENTO Y ADMINISTRACIÓN, DE TODO TIPO DE PROYECTOS INMOBILIARIOS INCLUYENDO CENTROS COMERCIALES.

(3) A PARTIR DEL 9 DE SEPTIEMBRE 2004, LA COMPAÑÍA PARTICIPA EN ESTA INVERSIÓN CUYO OBJETO PRINCIPAL ES LA PLANEACIÓN, DESARROLLO, CONSTRUCCIÓN Y PROMOCIÓN DE UN CONDOMINIO QUE CONSTA DE 44 DEPARTAMENTOS.

9. INMUEBLES, MAQUINARIA Y EQUIPO

	2005	2004
EDIFICIO EN CONDOMINIO	$ 61,122	$ 60,738
EDIFICIO PARA ARRENDAMIENTO	35,874	37,877
MAQUINARIA Y EQUIPO	502,650	493,894
EQUIPO DE TRANSPORTE	60,831	65,114
MOBILIARIO Y EQUIPO DE OFICINA	53,287	50,499
	713,764	708,122
DEPRECIACIÓN ACUMULADA	(382,153)	(347,053)
	331,611	361,069
TERRENO	31,358	30,167
CONSTRUCCIÓN EN PROCESO	-	10,618
	$ 362,969	$ 401,854
EQUIPOS ADQUIRIDOS MEDIANTE CONTRATOS DE ARRENDAMIENTO FINANCIERO:		
MAQUINARIA Y EQUIPO	123,078	122,024
EQUIPO DE TRANSPORTE	51,822	39,818
MOBILIARIO Y EQUIPO DE OFICINA	6,401	680
DEPRECIACIÓN ACUMULADA	(53,235)	(35,869)
	128,066	126,653
	$ 491,035	$ 528,507

10. CUENTAS Y DOCUMENTOS POR COBRAR A ASOCIADAS

	2005	2004
DOCUMENTOS POR COBRAR A CSM (1)	$ 95,659	$ 83,864
CUENTAS Y DOCUMENTOS POR COBRAR A CRAS(2)	113,593	20,805
OTRAS CUENTAS POR COBRAR	4,771	857
OTRAS CUENTAS POR COBRAR A CSM	520	20,793
	214,543	126,319
MENOS CUENTA POR COBRAR A CORTO PLAZO	(5,291)	(42,455)
	$ 209,252	$ 83,864

(1) DEVENGA INTERESES A LA TASA ANUAL FIJA DEL 18%, EL VENCIMIENTO DE CAPITAL E INTERESES ES EL 23 DE DICIEMBRE DE 2013.

(2) CRAS TIENE CELEBRADO UN CONTRATO DE APERTURA DE CRÉDITO CON PDCC POR

$230,000, CON FECHA LÍMITE PARA LA DISPOSICIÓN DEL MISMO EL 31 DE AGOSTO DE 2006. AL 30 DE SEPTIEMBRE DE 2005 CRAS HA DISPUESTO DE $97,891. LAS DISPOSICIONES DE EFECTIVO DEL CRÉDITO GENERAN INTERESES A LA TASA ANUAL DEL 21%. CRAS SE OBLIGA A DESTINAR LOS PRÉSTAMOS AL DESARROLLO DEL PROYECTO DENOMINADO "CENTRO COMERCIAL LAS AMÉRICAS" Y DEMÁS ACTIVIDADES MERCANTILES. EL PLAZO DE LAS DISPOSICIONES SERÁ DE ACUERDO CON LAS FECHAS DE VENCIMIENTO ESTABLECIDAS EN CADA DISPOSICIÓN.

11. INSTITUCIONES DE CRÉDITO

LA COMPAÑÍA CUENTA CON LÍNEAS DE CRÉDITO VIGENTES CON DIVERSAS INSTITUCIONES FINANCIERAS POR UN TOTAL DE APROXIMADAMENTE $1,743,000.

DURANTE EL PERIODO, LA COMPAÑÍA UTILIZÓ LAS LÍNEAS DE CRÉDITO DISPONIENDO POR UN MONTO DE $860,000, LOS CUALES FUERON LIQUIDADOS ANTES DEL 30 DE SEPTIEMBRE DE 2005.

12. IMPUESTOS Y GASTOS ACUMULADOS

	2005	2004
IMPUESTOS, EXCEPTO IMPUESTO SOBRE LA RENTA E IMPUESTO AL ACTIVO	$ 22,251	$ 21,910
GASTOS ACUMULADOS	285,830	240,010
INTERESES POR PAGAR	64	-
FONDOS RETENIDOS EN GARANTÍA	91,396	78,634
ANTICIPOS DE CLIENTES	288,063	300,125
	687,604	640,679
PORCIÓN CIRCULANTE DE OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO FINANCIERO	41,631	37,177
	$ 729,235	$ 677,856

13. OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO FINANCIERO

A. OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO FINANCIERO DE EQUIPO QUE TIENEN TASAS QUE VAN DEL 7.35% AL 12.07% DE INTERÉS ANUAL AL 30 DE SEPTIEMBRE DE 2005.

B. AL 30 DE SEPTIEMBRE DE 2005 Y 2004, LOS COMPROMISOS MÍNIMOS DE PAGO POR ARRENDAMIENTOS CAPITALIZABLES SON:

	2005	2004
ACREEDORES POR CONTRATOS DE ARRENDAMIENTO	$ 93,079	$ 113,292
INTERESES NO DEVENGADOS	-	(1,749)
VALOR PRESENTE DE LAS OBLIGACIONES	93,079	111,543
PORCIÓN CIRCULANTE DE LAS OBLIGACIONES	(41,631)	(37,177)
PORCIÓN A LARGO PLAZO DE ARRENDAMIENTO CAPITALIZABLE	$ 51,448	$ 74,366

EL PASIVO POR CONTRATOS DE ARRENDAMIENTO CAPITALIZABLE QUE INCLUYE UNA OPCIÓN DE COMPRA AL FINAL DEL ÚLTIMO AÑO POR $171 VENCE COMO SIGUE:

AÑO QUE TERMINARÁ EL 30 DE SEPT DE	
2007	32,627
2008	13,751
2009	5,070
	$ 51,448

14. CAPITAL CONTABLE

A. EL CAPITAL CONTABLE DE LA COMPAÑÍA AL 30 DE SEPTIEMBRE DE 2005, SE ANALIZA COMO SIGUE:

	NÚMERO DE ACCIONES	VALOR NOMINAL	EFECTOS DE ACTUALIZACIÓN	TOTAL
CAPITAL SOCIAL:				
CAPITAL FIJO				
SERIE ÚNICA	328,211,874	$ 437,619	$ 533,651	$ 971,270
PRIMA EN SUSCRIPCIÓN DE ACCIONES		217,607	301,023	518,630
RESERVA PARA LA ADQUISICIÓN DE ACCIONES PROPIAS		50,886	41,813	92,699
PRIMA EN RECOLOCACIÓN DE ACCIONES RECOMPRADAS		19,978	325	20,303
UTILIDADES RETENIDAS		5,592,628	286,957	5,879,585
INSUFICIENCIA EN LA ACTUALIZACIÓN DEL CAPITAL CONTABLE		-	(302,551)	(302,551)
EFECTO ACUMULADO DE ISR DIFERIDO		(634,037)	(214,142)	(848,179)
INTERÉS MINORITARIO EN SUBSIDIARIAS CONSOLIDADAS		23,311	232	23,543
TOTAL	328,211,874	$5,707,992	$ 647,308	$6,355,300

B. DE ACUERDO CON LA RESOLUCIÓN ADOPTADA EN LA ASAMBLEA GENERAL ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS DE COMPAÑÍA CELEBRADA EL 22 DE ABRIL DE 2002,SE RESUELVE DESTINAR HASTA UN 20% DEL CAPITAL CONTABLE A LA COMPRA DE ACCIONES PROPIAS EN TÉRMINO DE LO PREVISTO EN EL ARTÍCULO 14 BIS 3, FRACCIÓN I DE LA LEY DE MERCADO DE VALORES.

C. EL CAPITAL SOCIAL AL 30 DE SEPTIEMBRE DE 2005 Y 2004 ESTA REPRESENTANDO POR 328,211,874 ACCIONES ORDINARIAS NOMINATIVAS, SIN EXPRESIÓN DE VALOR NOMINAL, SERIE ÚNICA, DE SUSCRIPCIÓN LIBRE, ÍNTEGRAMENTE SUSCRITAS Y PAGADAS.

D. DURANTE EL PERIODO DE 2005 Y 2004, LA COMPAÑÍA EFECTUÓ OPERACIONES DE

COMPRA Y VENTA DE ACCIONES PROPIAS Y POR LAS CUALES INCURRIÓ EN UNA GANANCIA DE $ 2,147 Y $2,133 RESPECTIVAMENTE.

AL 30 DE SEPTIEMBRE DE 2005, LA COMPAÑÍA NO TENÍA ACCIONES RECOMPRADAS. EL VALOR DE MERCADO DE LAS ACCIONES AL 30 DE SEPTIEMBRE DE 2005 FUE DE $40.88 POR ACCIÓN.

E. LAS UTILIDADES RETENIDAS INCLUYEN LA RESERVA LEGAL. DE ACUERDO CON LA LEY GENERAL DE SOCIEDADES MERCANTILES, DE LAS UTILIDADES NETAS DEL EJERCICIO DEBEN SEPARARSE UN 5% COMO MÍNIMO PARA FORMAR LA RESERVA LEGAL, HASTA QUE SU IMPORTE ASCIENDA AL 20% DEL CAPITAL SOCIAL. LA RESERVA LEGAL PUEDE CAPITALIZARSE, PERO NO DEBE REPARTIRSE A MENOS QUE SE DISUELVA LA SOCIEDAD, Y DEBE SER RECONSTITUIDA CUANDO DISMINUYA POR CUALQUIER MOTIVO. AL 30 DE JUNIO DE 2005 Y 2004, SU IMPORTE ASCIENDE A $191,726 Y $155,479, RESPECTIVAMENTE.

F. EN LA ASAMBLEA GENERAL ORDINARIA ANUAL DE ACCIONISTAS CELEBRADA EL 21 DE ABRIL DE 2005, SE ACORDÓ APLICAR LA CANTIDAD DE HASTA $141,131,106 PESOS, AL PAGO DE UN DIVIDENDO EN EFECTIVO A LOS ACCIONISTAS, A RAZON DE $0.43 POR ACCIÓN EMITIDA Y EN CIRCULACIÓN.

G. LA DISTRIBUCIÓN DEL CAPITAL CONTABLE, EXCEPTO POR LOS IMPORTES ACTUALIZADOS DEL CAPITAL APORTADO Y DE LAS UTILIDADES RETENIDAS FISCALES, CAUSARÁ EL IMPUESTO SOBRE LA RENTA SOBRE DIVIDENDOS A CARGO DE LA COMPAÑÍA A LA TASA VIGENTE. EN EL AÑO DE 2004 LA TASA FUE DEL 33%,SE REDUCE LA TASA DEL ISR AL 30% PARA EL AÑO 2005 Y SE REDUCIRÁ EN UN PUNTO PORCENTUAL EN CADA AÑO, HASTA LLEGAR AL 28% A PARTIR DEL 2007, EN ADELANTE. EL IMPUESTO QUE SE PAGUE POR DICHA DISTRIBUCIÓN,SE PODRÁ ACREDITAR CONTRA EL IMPUESTO SOBRE LA RENTA DEL EJERCICIO EN EL QUE SE PAGUE EL IMPUESTO SOBRE DIVIDENDOS Y EN LOS DOS EJERCICIOS INMEDIATOS SIGUIENTES, CONTRA EL IMPUESTO DEL EJERCICIO Y LOS PAGOS PROVISIONALES DE LOS MISMOS.

15. SALDOS Y OPERACIONES EN MONEDA EXTRANJERA

A. LA POSICIÓN MONETARIA EN MONEDA EXTRANJERA AL 30 DE SEPTIEMBRE ES:

	2005	2004
MILES DE DÓLARES ESTADOUNIDENSES		
ACTIVOS MONETARIOS	$ 5,271	$ 5,526
PASIVOS MONETARIOS	(23,840)	(2,695)
POSICIÓN (PASIVA) ACTIVA, NETA	(18,569)	2,831
EQUIVALENTE EN PESOS	$ (200,373)	$ 33,374

B. LAS OPERACIONES EN MONEDA EXTRANJERA FUERON COMO SIGUE:

	2005	2004
	(EN MILES DE DÓLARES ESTADOUNIDENSES)	
COMPRAS Y ANTICIPOS DE TERRENOS	24,773	805
ADQUISICIÓN DE EQUIPO	604	2,802

C. LOS TIPOS DE CAMBIO VIGENTES A LA FECHA DE LOS ESTADOS FINANCIEROS FUERON COMO SIGUE:

	AL 30 DE SEPTIEMBRE DE 2005	2004
DÓLAR AMERICANO	$10.7907	$11.3884

16. TRANSACCIONES CON PARTES RELACIONADAS

LA COMPAÑIA EFECTUÓ TRANSACCIONES CON LAS COMPAÑÍAS ASOCIADAS DURANTE EL CURSO NORMAL DE SUS OPERACIONES, COMO SIGUE:

	2005	2004
INGRESOS POR:		
SERVICIOS ADMINISTRATIVOS	$ 2,233	$ -
VENTA DE TERRENO	$ 6,296	$ -
ADMINISTRACIÓN DE OBRA	$ 4,207	$ -
INTERESES-NETO	$ 21,865	$ 10,318
COSTOS POR:		
VENTA DE TERRENO	$ 4,281	$ -

17. OTROS INGRESOS, NETO

	2005	2004
OTROS INGRESOS-NETO (INGRESOS PRINCIPALMENTE POR COBRO DE EXCEDENTE EN GASTOS)	$ 1,503	$ 9,125

18. IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO Y PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES

LA COMPAÑÍA Y SUS SUBSIDIARIAS ESTÁN SUJETAS, INDIVIDUALMENTE, AL IMPUESTO SOBRE LA RENTA (ISR) Y AL IMPUESTO AL ACTIVO (IMPAC). EL ISR SE CALCULA CONSIDERANDO COMO GRAVABLES O DEDUCIBLES CIERTOS EFECTOS DE LA INFLACIÓN, TALES COMO LA DEPRECIACIÓN CALCULADA SOBRE VALORES EN PRECIOS CONSTANTES Y LA DEDUCCIÓN DE COMPRAS EN LUGAR DE LOS COSTOS, LO QUE PERMITE DEDUCIR COSTOS ACTUALES, Y SE ACUMULA O DEDUCE EL EFECTO DE LA INFLACIÓN SOBRE CIERTOS ACTIVOS Y PASIVOS MONETARIOS A TRAVÉS DEL AJUSTE ANUAL POR INFLACIÓN, EL CUAL ES SIMILAR AL RESULTADO POR POSICIÓN MONETARIA.
LA TASA DEL ISR FUE DEL 33% EN 2004 Y 34% EN 2003. POR OTRA PARTE EL IMPAC SE CAUSA A RAZÓN DEL 1.8% DEL PROMEDIO NETO DE LA MAYORÍA DE LOS ACTIVOS (A VALORES ACTUALIZADOS) Y DE CIERTOS PASIVOS, Y SE PAGA ÚNICAMENTE POR EL MONTO EN QUE EXCEDA AL ISR DEL AÑO; CUALQUIER PAGO QUE SE EFECTÚE ES

RECUPERABLE CONTRA EL MONTO EN QUE EL ISR EXCEDA AL IMPAC EN LOS DIEZ EJERCICIOS SUBSECUENTES.

EL 1 DE DICIEMBRE DE 2004 SE PUBLICARON MODIFICACIONES A LAS LEYES DEL ISR E IMPAC APLICABLES A PARTIR DE 2005, SIENDO LAS PRINCIPALES: A) SE REDUCE LA TASA DEL ISR AL 30% PARA EL AÑO 2005, A 29% EN 2006 Y A 28% DE 2007 EN ADELANTE; B) PARA EFECTOS DEL ISR SE DEDUCIRÁ EL COSTO DE VENTAS EN LUGAR DE LAS ADQUISICIONES DE LOS INVENTARIOS; C) EN 2005 SE PODRÁ OPTAR POR ACUMULAR EN UN PERIODO DE 4 A 12 AÑOS LOS INVENTARIOS AL 31 DE DICIEMBRE DE 2004, DETERMINADOS CON BASE EN LAS REGLAS FISCALES; AL OPTAR POR ACUMULAR LOS INVENTARIOS DE LA REGLA 106 Y LAS PÉRDIDAS FISCALES POR AMORTIZAR, Y SE PODRÁ DEDUCIR EL COSTO DE VENTAS DE LOS INVENTARIOS CONFORME SE ENAJENEN; D) A PARTIR DE 2006 SERÁ DEDUCIBLE EN SU TOTALIDAD LA PARTICIPACIÓN A LOS TRABAJADORES EN LAS UTILIDADES QUE SE PAGUE; Y E) SE INCLUYEN LOS PASIVOS BANCARIOS Y CON EXTRANJEROS PARA DETERMINAR LA BASE GRAVABLE DEL IMPAC.

A. EL ISR Y LA PTU, SE INTEGRAN COMO SIGUE:

	2005	2004
ISR:		
CAUSADO	$ 119,840	$ 102,674
DIFERIDO	161,305	185,480
	$ 281,145	$ 288,154
PTU CAUSADA	$ 1,001	$ 852

B. LA TASA EFECTIVA DEL ISR DE 2005 Y 2004 DIFIERE DE LA TASA LEGAL, DEBIDO PRINCIPALMENTE A CIERTAS DIFERENCIAS PERMANENTES COMO GASTOS NO DEDUCIBLES Y EFECTOS DE LA INFLACIÓN.

C. LOS PRINCIPALES CONCEPTOS QUE ORIGINAN EL SALDO DEL PASIVO POR IMPUESTO SOBRE LA RENTA DIFERIDO, SON:

	2005	2004
IMPUESTO SOBRE LA RENTA DIFERIDO ACTIVO (PASIVO):		
INVENTARIOS Y TERRENOS PARA FUTURAS CONSTRUCCIONES	$(1,436,905)	$(1,584,638)
CLIENTES POR AVANCE DE OBRA	(470,375)	(283,540)
INMUEBLES, MAQUINARIA Y EQUIPO	(64,476)	(69,214)
ANTICIPOS DE CLIENTES	69,422	78,131
ESTIMACIÓN PARA CUENTAS DE COBRO DUDOSO Y PARA CANCELACIÓN DE CONTRATOS	5,697	4,161
OTROS, NETO	85,508	5,399
ISR DIFERIDO DE DIFERENCIAS TEMPORALES	(1,811,129)	(1,849,701)
EFECTO DE PÉRDIDAS FISCALES POR AMORTIZAR	28,632	36,237
IMPUESTO AL ACTIVO PAGADO POR RECUPERAR	18,842	15,561
	47,474	51,798
ESTIMACIÓN PARA VALUACIÓN DEL ACTIVO POR IMPUESTO SOBRE LA RENTA DIFERIDO (1)	(34,897)	(26,877)
PASIVO A LARGO PLAZO NETO	$(1,798,552)	$(1,824,780)

(1) LA ESTIMACIÓN PARA VALUACIÓN CORRESPONDE AL IMPUESTO SOBRE LA RENTA DIFERIDO ACTIVO DE CONSORCIO ARA, S.A. DE C.V. Y PDCC GENERADO EN FORMA INDIVIDUAL, CUYO BENEFICIO NO SE REGISTRÓ DEBIDO A LA INCERTIDUMBRE DE SU RECUPERACIÓN.

D. LOS BENEFICIOS DE LAS PÉRDIDAS FISCALES PENDIENTES DE AMORTIZAR AL 30 DE SEPTIEMBRE DE 2005 SON DE $98,730 Y EL IMPAC POR RECUPERAR DE $18,842 POR LOS QUE YA SE RECONOCIÓ PARCIALMENTE EL ACTIVO POR ISR DIFERIDO Y UN PAGO ANTICIPADO POR ISR, RESPECTIVAMENTE, PUEDEN RECUPERASE CUMPLIENDO CON CIERTOS REQUISITOS.

19. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

LA COMPAÑÍA OPERA COMO PROMOTOR, CONTRATISTA Y ARRENDADOR, COMO SE EXPLICA EN LA NOTA 1. LA INFORMACIÓN RESPECTO A INGRESOS Y COSTOS RELATIVOS A TAL ACTIVIDAD, ES LA SIGUIENTE:

	2005	2004
INGRESOS		
COMO PROMOTOR	$ 4,586,394	$ 3,984,998
COMO CONTRATISTA	7,448	6,878
ARRENDAMIENTO DE CENTROS Y LOCALES COMERCIALES	7,761	7,778
	$ 4,601,603	$ 3,999,654
COSTOS		
COMO PROMOTOR	$ 3,263,239	$ 2,830,188
COMO CONTRATISTA	5,308	4,942
ARRENDAMIENTO DE CENTROS Y LOCALES COMERCIALES	4,034	4,018
	$ 3,272,581	$ 2,839,148

NO EXISTEN TRANSACCIONES IMPORTANTES REALIZADAS ENTRE LOS DIFERENTES SEGMENTOS DE NEGOCIO.

LOS INGRESOS COMO PROMOTOR, CONTRATISTA Y POR ARRENDAMIENTOS DE LA COMPAÑÍA SON REALIZADOS EN SU TOTALIDAD EN MÉXICO.

20. COMPROMISOS Y CONTINGENCIAS

A. FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN - LA COMPAÑÍA LLEVÓ A CABO UN CONTRATO DE FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN PARA EL DESARROLLO Y COMERCIALIZACIÓN DE UN CONJUNTO HABITACIONAL DE 765 CASAS HABITACIÓN DENOMINADO HACIENDA LA GLORIA EN CARRILLO PUERTO, QUERÉTARO. LAS PRINCIPALES CARACTERÍSTICAS DEL FIDEICOMISO SON:

PARTICIPANTES - LOS PARTICIPANTES SON: LACUPUESCO, S. A. DE C. V. (FIDEICOMITENTE Y FIDEICOMISARIA A) "LACUPUESCO"; PROMOTORA COMERCIAL DIECINUEVE, S. A. DE C. V. (FIDEICOMITENTE Y FIDEICOMISARIA B) "PC19"; CUARA (FIDEICOMITENTE Y FIDEICOMISARIA C) Y GRUPO FINANCIERO SANTANDER

SERFÍN (FIDUCIARIA) "SANTANDER".

APORTACIONES - LAS APORTACIONES AL FIDEICOMISO DE CADA UNO DE LOS PARTICIPANTES SON COMO SIGUE: LACUPUESCO APORTA EL TERRENO EN QUERÉTARO CON UN VALOR DE $13,252, CUARA APORTA LA CONSTRUCCIÓN Y COMERCIALIZACIÓN DEL CONJUNTO HABITACIONAL CON RECURSOS PROPIOS, Y PC19 APORTA EL TÍTULO DE CONCESIÓN DE LOS DERECHOS DE AGUA.

CONTRAPRESTACIÓN - POR LA VENTA O TRANSMISIÓN DE LAS UNIDADES HABITACIONALES LACUPUESCO RECIBE 15% Y CUARA EL 85% SOBRE EL PRECIO DE VENTA.

VIGENCIA - EL CONTRATO TENDRÁ UNA VIGENCIA 36 MESES CONTADOS A PARTIR DE LA FECHA DE OBTENCIÓN DE LA LICENCIA DE CONSTRUCCIÓN (23 DE DICIEMBRE DE 2003). EN CASO DE QUE AL TÉRMINO DE ESTE PLAZO NO SE HAYA CONCLUIDO EL CONJUNTO HABITACIONAL, O TODAVÍA HUBIERE CASAS QUE NO SE HAYAN VENDIDO O TRANSMITIDO (POR ESTAR EN PROCESO DE CONSTRUCCIÓN O BIEN PORQUE NI SIQUIERA SE HAYA INICIADO LA CONSTRUCCIÓN), LACUPUESCO TENDRÁ LA FACULTAD DE PRORROGAR EL CONTRATO POR 6 MESES MÁS, O BIEN, SOLICITAR LA LIQUIDACIÓN DEL 15% PACTADO DE ACUERDO AL ÚLTIMO PRECIO DE VENTA REPORTADO. POR EL PERIODO DEL 1° DE ENERO AL 30 DE SEPTIEMBRE DE 2005 SE HAN REGISTRADO POR PORCIENTO DE AVANCE DE OBRA EJECUTADA 156 CASAS POR UN IMPORTE DE $569.9 POR VIVIENDA.

B. FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN - EN OCTUBRE DE 2003, LA COMPAÑÍA LLEVÓ A CABO UN CONTRATO DE FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN PARA EL DESARROLLO Y COMERCIALIZACIÓN DE UN CONJUNTO HABITACIONAL DESTINADO A LOS TRABAJADORES DEL GOBIERNO DEL ESTADO DE MICHOACÁN Y DE LOCALES COMERCIALES EN CAPULA, MORELIA. EL DESARROLLO SE DIVIDE EN EL PROYECTO ARA, EL PROYECTO SARE, UN ÁREA COMERCIAL BÁSICA, UN ÁREA COMERCIAL Y TIERRA BREÑA. LAS PRINCIPALES CARACTERÍSTICAS DEL FIDEICOMISO SON:

PARTICIPANTES - LOS PARTICIPANTES SON: INSTITUTO DE VIVIENDA DEL ESTADO DE MICHOACÁN DE OCAMPO (FIDEICOMITENTE Y FIDEICOMISARIA A) "IVEMO"; CIISA (FIDEICOMITENTE Y FIDEICOMISARIA B); FISARE, S. A. DE C. V. (FIDEICOMITENTE Y FIDEICOMISARIA C) "FISARE" Y BANCO AZTECA, S. A. (FIDUCIARIA) "BANCO AZTECA".

APORTACIONES - LAS APORTACIONES AL FIDEICOMISO DE CADA UNO DE LOS PARTICIPANTES SON COMO SIGUE: IVEMO APORTA EL TERRENO EN CAPULA, MORELIA (EL "INMUEBLE") Y LA CONCESIÓN DE LOS DERECHOS DE AGUA, CIISA Y SARE APORTAN CADA UNO EL 50% DE LA URBANIZACIÓN, EDIFICACIÓN Y OBRAS INTERNAS EN LOS PROYECTOS ARA Y SARE, RESPECTIVAMENTE.

CONTRAPRESTACIÓN - POR LA VENTA O TRANSMISIÓN DE LAS UNIDADES HABITACIONALES EN LOS PROYECTOS ARA Y SARE, IVEMO RECIBE EL 8% DEL PRECIO DE VENTA DE CADA VIVIENDA, Y CIISA Y SARE RECIBEN CADA UNO EL 92%, RESPECTIVAMENTE.

EL ÁREA COMERCIAL, TIERRA BREÑA Y ÁREA COMERCIAL BÁSICA SERÁN REVERTIDAS A IVEMO.

VIGENCIA - EL FIDEICOMISO TENDRÁ LA DURACIÓN NECESARIA PARA EL CUMPLIMIENTO DE SUS FINALIDADES. IVEMO SE RESERVA LA FACULTAD PARA REVERTIR PARTE O LA TOTALIDAD DEL INMUEBLE SIEMPRE Y CUANDO ESTE NO

HAYA SIDO COMPROMETIDO CON TERCEROS ADQUIRENTES Y RESTITUIR LOS GASTOS EN INVERSIONES QUE CIISA Y SARE HUBIEREN REALIZADO EN LAS OBRAS DE URBANIZACIÓN. POR EL PERIODO DEL 1° DE ENERO AL 30 DE SEPTIEMBRE DE 2005 SE HAN REGISTRADO POR PORCIENTO DE AVANCE DE OBRA EJECUTADA 252 CASAS POR UN IMPORTE DE $252.9 POR VIVIENDA.

C. FIDEICOMISO TRASLATIVO DE DOMINIO Y DE ADMINISTRACIÓN - CIISA CELEBRÓ UN CONTRATO DE FIDEICOMISO TRASLATIVO DE DOMINIO Y DE ADMINISTRACIÓN EL 18 DE AGOSTO DE 2004 CON UNA TIENDA DEPARTAMENTAL Y BANCO J. P. MORGAN, S. A. INSTITUCIÓN DE BANCA MÚLTIPLE, J. P. MORGAN GRUPO FINANCIERO, DIVISIÓN FIDUCIARIO, MEDIANTE EL CUAL SE TRANSMITE UNA PARTE DEL TERRENO LAS AMÉRICAS A LA TIENDA DEPARTAMENTAL, EN EL QUE SE DESARROLLARÁ EL CENTRO COMERCIAL LAS AMÉRICAS.

LAS OBLIGACIONES PARA CIISA O SU AFILIADA CRAS SON ENTRE OTRAS, A) LA OBLIGACIÓN LLEVAR A CABO A SU CARGO Y POR SU CUENTA LA CONSTRUCCIÓN Y MEJORAS DEL CENTRO COMERCIAL (EXCEPTO LA TIENDA DEPARTAMENTAL), SU ESTACIONAMIENTO INCLUYENDO EL DE LA TIENDA DEPARTAMENTAL, DE CONFORMIDAD CON EL PROYECTO EJECUTIVO RESPECTIVO; B) EN SU MOMENTO OPERAR EL CENTRO COMERCIAL (EXCEPTO POR EL ALMACÉN DE LA TIENDA DEPARTAMENTAL).

D. FIDEICOMISO TRASLATIVO DE DOMINIO - EL 22 DE DICIEMBRE DE 2004, LA COMPAÑÍA CELEBRÓ UN CONTRATO DE FIDEICOMISO TRASLATIVO DE DOMINIO PARA LA ADQUISICIÓN DE UN TERRENO UBICADO EN PUEBLA (EL "INMUEBLE").

PARTICIPANTES - LOS PARTICIPANTES SON: CEMEX MÉXICO, S. A. DE C. V. (FIDEICOMITENTE A) "CEMEX", CIISA (FIDEICOMITENTE B) Y BANCA SERFIN, S. A. INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER SERFIN (FIDUCIARIO) "BANCA SERFIN".

APORTACIONES - EL PATRIMONIO DEL FIDEICOMISO SE CONSTITUYE DE LA SIGUIENTE MANERA:

A. LA PROPIEDAD DEL INMUEBLE DE 449,755 M2 UBICADO EN PUEBLA, APORTADO POR CEMEX, ASÍ COMO AQUELLAS OBRAS Y MEJORAS QUE REALICE CIISA.

B. APORTACIONES EN EFECTIVO QUE OBTENGA BANCA SERFIN POR LA INDEMNIZACIÓN DEL INMUEBLE.

C. LOS PLANOS, PERMISOS, AUTORIZACIONES, PROYECTOS Y DEMÁS DOCUMENTOS Y AUTORIZACIONES RELACIONADAS CON EL PROYECTO A REALIZAR, QUE APORTE CIISA PARA EFECTUAR LAS OBRAS DE URBANIZACIÓN Y CONSTRUCCIÓN DEL DESARROLLO HABITACIONAL.

OBLIGACIONES - CIISA SE OBLIGA A CUMPLIR CON LOS CONTRATOS DE SUMINISTRO FIRMADOS CON CEMEX, Y PARA EFECTO DE QUE SEA AUTORIZADA LA COMPRA-VENTA Y ENTREGA DE POSESIÓN DE LOS INMUEBLES FIDEICOMITIDOS, LA CONSTRUCCIÓN Y URBANIZACIÓN LA REALIZARÁ CON EL CEMENTO, Y OTROS MATERIALES, DE CEMEX.

CONTRAPRESTACIÓN - EL MONTO DE LA CONTRAPRESTACIÓN ASIGNADO AL INMUEBLE ES DE $244,667. LOS CUALES SE PAGARÁN COMO SIGUE:

AÑO	IMPORTE
2004	$ 11,305
2005	26,714
2006	106,854
2007	99,794
	$244,667

VIGENCIA - EL CONTRATO TENDRÁ UNA VIGENCIA DE CUATRO AÑOS CONTADOS A PARTIR DE LA FECHA DE FORMALIZACIÓN DEL FIDEICOMISO. AL CONCLUIR EL PLAZO, PUEDE RENOVARSE POR LOS FIDEICOMITENTES MEDIANTE LA SUSCRIPCIÓN DE UN CONVENIO CON EL FIDUCIARIO.

E. LA COMPAÑÍA TIENE LITIGIOS DERIVADOS DEL CURSO NORMAL DE SUS OPERACIONES LOS CUALES EN LA OPINIÓN DE LA COMPAÑÍA Y DE SUS ASESORES LEGALES NO AFECTARÁN EN FORMA IMPORTANTE LA SITUACIÓN FINANCIERA Y EL RESULTADO DE LAS OPERACIONES, POR LO TANTO, NO HA CREADO UNA RESERVA PARA CUBRIR DICHAS CONTINGENCIAS.

F. AL 30 DE SEPTIEMBRE DE 2005, LA COMPAÑÍA TIENE DESCONTADOS DOCUMENTOS CON RECURSO POR $307,741.

G. PDCC CELEBRÓ UN CONTRATO DENOMINADO "FRAMEWORK AGREEMENT" EN EL QUE SE ESTABLECEN LOS LINEAMIENTOS A SEGUIR PARA LLEVAR A CABO COINVERSIÓN EN PROYECTOS DE CONSTRUCCIÓN Y OPERACIÓN DE CENTROS COMERCIALES.

******

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA** TRIMESTRE. **3** AÑO: **2005**
CONSORCIO ARA, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 CONSORCIO DE INGENIERIA INTEGRAL, S.A. DE C.V.	CONSTRUCCIÓN Y DESARROLLO	173,274,350	99.58	433,586	5,443,483
2 CONSTRUCTORA Y URBANIZADORA ARA, S.A. DE C.V.	CONSTRUCCIÓN Y DESARROLLO	144,999,999	99.99	145,000	478,360
PROYECTOS URBANOS ECOLÓGICOS, S.A. DE C.V.	CONSTRUCCIÓN Y DESARROLLO	149,998	99.99	15,000	64,823
INMOBILIARIA ACRE, S.A. DE C.V.	BIENES RAICES	990,400	99.07	990	31,796
5 ASESORIA TÉCNICA Y ADMINISTRATIVA GAVI, S.A. DE C	ADMINISTRACIÓN	3,429,998	99.99	3,430	26,793
6 COMERCIALIZACIÓN Y VENTAS, S.A.	COMERCIALIZACIÓN	980	98.00	1	13,333
7 PROMOTORA Y DESARROLLADORA DE CENTROS COMERCIALES	ARRENDAMIENTO	87,994,358	99.99	87,994	72,450
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**686,001**	**6,131,038**
ASOCIADAS					
1 CENTRO SAN MIGUEL, S. DE R. L.	ARRENDAMIENTO Y ADMINISTRACIÓN	1	50.00	8,603	7,844
2 HABITANIA MONTES DE OCA, S. A. DE C.V.	CONSTRUCCIÓN Y DESARROLLO	54,000	33.33	5,400	5,761
3 CENTRO REGIONAL LAS AMERICAS, S. DE R. L.	ARRENDAMIENTO Y ADMINISTRACIÓN	1	50.00	28,022	37,942
		0	0.00	0	0
AL DE INVERSIONES EN ASOCIADAS				**42,025**	**51,547**
OTRAS INVERSIONES PERMANENTES					**0**
T O T A L					**6,182,585**

OBSERVACIONES

CLAVE DE COTIZACION. ARA
CONSORCIO ARA, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: [illegible] AÑO: 2005

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
QUIROGRAFARIOS																
BBVA BANCOMER, S A	21/10/2005	10.19	25 000	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANCARIOS			25,000	0	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORES																
PROVEEDORES																
PROVEEDORES DE TERRENOS			89 063	0	155,393	0	0	0	0	0	0	0	0	0	0	0
PROVEDORES DE MATERIALES			118 768	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			207,831	0	155,393	0	0	0	0	0	0	0	0	0	0	0
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
GASTOS ACUMULADOS			719,520	62,353	9,715	0	90,232	1,910	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			719,520	62,353	9,715	0	90,232	1,910	0	0	0	0	0	0	0	0
TOTAL			952,351	62,353	165,108	0	90,232	1,910	0	0	0	0	0	0	0	0

OBSERVACIONES

DENTRO DE LOS GASTOS ACUMULADOS DENOMINADOS EN MONEDA EXTRANJERA CON VENCIMIENTO DE HASTA DOS AÑOS SE INCLUYEN PROVEEDORES DE TERRENOS A LARGO PLAZO POR $ 86,142.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA** TRIMESTRE: **3** AÑO: **2005**

CONSORCIO ARA, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
.CTIVO TOTAL	5,271	56,877	0	0	56,877
ASIVO	23,840	257,250			257,250
CORTO PLAZO	15,301	165,108	0	0	165,108
LARGO PLAZO	8,539	92,142	0	0	92,142
SALDO NETO	(18,569)	(200,373)			(200,373)

.) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

EL TIPO DE CAMBIO POR DOLAR UTILIZADO ES DE $10.7907 POR DOLAR ESTADOUNIDENSE

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2005

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	3,145,293	2,837,210	(308,083)	0.00	0
FEBRERO	3,146,332	2,885,181	(261,151)	0.33	(862)
MARZO	3,388,418	3,013,690	(374,728)	0.45	(1,686)
.BRIL	3,586,719	2,900,815	(685,904)	0.36	(2,469)
.AYO	3,749,427	3,162,766	(586,661)	(0.25)	1,467
JUNIO	3,888,599	3,347,230	(541,369)	(0.10)	541
JULIO	3,717,982	3,330,323	(387,659)	0.39	(1,511)
AGOSTO	4,065,028	3,728,111	(336,917)	0.12	(404)
SEPTIEMBRE	4,058,617	3,566,202	(492,415)	0.40	(1,970)
ACTUALIZACION:	0	0	0	0.00	(799)
.APITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					(7,693)

.SERVACIONES

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2005

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8

CONSOLIDADO
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICA

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS
NO APLICA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2005

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
GUANAJUATO	DESARROLLO INMOBILIARIO	0	0
QUERETARO	DESARROLLO INMOBILIARIO	0	0
QUINTANA ROO	DESARROLLO INMOBILIARIO	0	0
VERACRUZ	DESARROLLO INMOBILIARIO	0	0
SINALOA	DESARROLLO INMOBILIARIO	0	0
BASCO	DESARROLLO INMOBILIARIO	0	0
IERRERO	DESARROLLO INMOBILIARIO	0	0
EBLA	DESARROLLO INMOBILIARIO	0	0
BAJA CALIFORNIA	DESARROLLO INMOBILIARIO	0	0
CHIHUAHUA	DESARROLLO INMOBILIARIO	0	0
DISTRITO FEDERAL	DESARROLLO INMOBILIARIO	0	0
NUEVO LEON	DESARROLLO INMOBILIARIO	0	0
SONORA	DESARROLLO INMOBILIARIO	0	0
MORELOS	DESARROLLO INMOBILIARIO	0	0
JALISCO	DESARROLLO INMOBILIARIO	0	0
TOLUCA	DESARROLLO INMOBILIARIO	0	0
MICHOACAN	DESARROLLO INMOBILIARIO	0	0

BSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA**
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2005**

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
ACERO	MALLA SOLDADA, S.A. DE C.V.			SI	0.96
ACERO	MEXICANA DE LAMINACIÓN, S.A.			SI	0.95
ACERO	ACEROS TURIA, S.A. DE C.V			SI	0.73
ACERO	COACERO, S.A. DE C.V.			SI	0.59
ACERO	HERMANOS CASTRO, ACERO PARA L			SI	0.21
ACERO	LAMINA Y PLACA COMERCIAL, S.A			SI	0.20
ACERO	GAMA MATERIALES Y ACEROS, S.A			SI	0.10
ADITIVOS	BAUTECH, S.A. DE C.V.			SI	0.28
ADITIVOS	M.B.T. MEXICO, S.A. DE C.V.			SI	0.14
AGREGADOS	MONCAYO CEDILLO, S.A. DE C.V.			SI	0.71
AGREGADOS	MARTINEZ MONCAYO JOSE RENE			SI	0.53
AGREGADOS	SINDICATO NACIONAL DE TRABAJA			SI	0.24
AGREGADOS	NAVA CLAUDIO RESENDA			SI	0.22
AGREGADOS	CONSTRUCTORA Y URBANIZADORA Y			SI	0.19
AGREGADOS	AGREGADOS Y FLETES DEL SUR, S			SI	0.14
AGREGADOS	J.S. CONSTRUCCIONES Y ARRENDA			SI	0.13
AGREGADOS	SINDICATO NACIONAL DE TRABAJA			SI	0.13
AGREGADOS	ESPECIALISTAS EN DISEÑO Y CON			SI	0.11
AGREGADOS	SANCHEZ SANCHEZ LUIS			SI	0.10
CARPETA ASFALTICA	GRUPO ALVA CONSTRUCCIONES			SI	0.21
CARPETA ASFALTICA	BARDALES SANDOVAL CLAUDIO RAM			SI	0.12
CEMENTO	CEMENTOS MOCTEZUMA, S.A. DE .			SI	2.97
CEMENTO	CEMEX DE MEXICO, S.A. DE C.V.			SI	0.69
COMBUSTIBLE	F RUIZ E HIJOS, S.A. DE C.V.			SI	1.25
CONCRETO	CONCRETOS CRUZ AZUL, S.A. DE			SI	0.54
CONCRETO	LATINOAMERICANA DE CONCRETOS,			SI	0.35
CONCRETO	CEMEX CONCRETOS, S.A. DE C.V.			SI	0.33
CONCRETO	CONCRETOS LA SILLA, S.A. DE C			SI	0.13
FERRETERIA	DISTRIBUIDORA FERRETERA LA UN			SI	0.17
HERRERIA	ESCOBEDO MONTES LUCIANO			SI	0.10
HERRERIA	MAQUILADOS NL, S.A. DE C.V.			SI	0.10

CLAVE DE COTIZACION: **ARA** TRIMESTRE: **3** AÑO: **2005**
CONSORCIO ARA, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
LOSETA VINILICA	LOSETAS ASFALTICAS, S.A. DE C			SI	0.24
LUBRICANTES	DISTRIBUIDORA DE DIESEL Y DIA			SI	0.16
MADERA	COMERCIAL TRIPLAYERA NONOALCO			SI	0.19
ERIAL DE PLOMERIA	VAZQUEZ SOTO MARIA DE JESUS			SI	0.16
TERIAL DE PLOMERIA	RODRIGUEZ RUIZ ANTONIA			SI	0.15
MATERIAL DE PLOMERIA	LEAL CASTILLO ANGEL			SI	0.12
MATERIAL DE PVC	PLASTICOS REX, S.A. DE C.V.			SI	0.85
MATERIAL ELECTRICO	GRUPO ALCIONE, S.A. DE C.V.			SI	0.39
MATERIAL ELECTRICO Y DE PLOME	BECK INTERNACIONAL DE MEXICO,			SI	0.16
MATERIAL TERMICO	PLASTIC PLUMBERS DE MEXICO, S			SI	0.34
MUEBLES DE BAÑO	SANITARIOS, AZULEJOS Y RECUBR			SI	0.78
UEBLES DE BAÑO	PLUMBER CENTER, S.A. DE C.V.			SI	0.26
MUEBLES DE BAÑO	ACABADOS IXCAN, S.A. DE C.V.			SI	0.13
PLACA DE POLIETIRENO	POLIESPUEMA DE MEXICO, S.A. D			SI	0.13
PUERTAS	MASONITE MEXICO, S.A.DE C.V.			SI	0.96
TUBOS DE CONCRETO	TUBOS Y CEMENTOS EL FUERTE, S			SI	0.16
O Y PASTAS	DE LOS SANTOS ORTIZ JOSE EDUA			SI	0.17
YESO Y PASTAS	FLORES ANGELES DAVID			SI	0.17
YESO Y PASTAS	REA FLORES ALEJANDRO			SI	0.16
YESO Y PASTAS	CORTEZ LOPEZ LUCIO			SI	0.13
	VARIOS			SI	9.09

OBSERVACIONES

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 20(

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLID.
Impresión F

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
COMO PROMOTOR		0	0				
PROGRESIVA	1,883	288,242	2,821	573,018		N/A	PÚBLICO EN GENEI
INTERES SOCIAL	9,032	2,033,291	8,520	2,691,973		N/A	PÚBLICO EN GENEI
MEDIO	1,266	519,562	1,888	1,121,315		N/A	PÚBLICO EN GENEI
RESIDENCIAL	158	190,277	108	187,600		N/A	PÚBLICO EN GENEI
ARREND. DE CENTROS		0	0				
Y LOCALES COMERCIAL		0	0	7,761		N/A	PÚBLICO EN GENEI
VENTA DE TERRENOS		0	0	12,488		N/A	PÚBLICO EN GENEI
COMO CONSTRUCTOR		0	0	7,448		N/A	PÚBLICO EN GENEI
TOTAL		3,031,372		4,601,603			

OBSERVACIONES

EL VOLUMEN ESTA REPRESENTADO POR NÚMERO DE VIVIENDAS

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2005

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR $	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
UNICA	1.33300	0	328,211,874		328,211,874		437,619	
TOTAL			328,211,874	0	328,211,874	0	437,619	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
328,211,874

PROPORCION DE ACCIONES POR :

CPO's : N/A
T.VINC. : N/A
ADRS's : N/A
GDRS's : N/A
ADS's : N/A
GDS's N/A

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE AL TRIMESTRE
UNICA	0	37.22000	40.88000

OBSERVACIONES

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

NO APLICA

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN AL TIPO DE CAMBIO VIGENTE A LA FECHA DE SU CELEBRACIÓN. LOS ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA SE VALÚAN EN MONEDA NACIONAL AL TIPO DE CAMBIO VIGENTE A LA FECHA DE LOS ESTADOS FINANCIEROS. LAS FLUCTUACIONES CAMBIARIAS SE REGISTRAN EN LOS RESULTADOS.

A) POSICIÓN MONETARIA EN MONEDA EXTRANJERA AL 30 DE SEPTIEMBRE DE 2005 ES:

	DÓLARES	EQUIVALENTE EN PESOS
	(MILES)	
ACTIVOS:		
CORTO PLAZO		
INVERSIONES TEMPORALES Y EFECTIVO	5,209	$ 56,208
CLIENTES POR AVANCE DE OBRA	62	669
TOTAL ACTIVO	5,271	$ 56,877
PASIVOS:		
CORTO PLAZO		
PROVEEDORES DE TERRENO	14,401	$ 155,393
ANTICIPOS DE CLIENTES	521	5,628
OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO FINANCIERO	379	4,087
	15,301	165,108
LARGO PLAZO		
PROVEEDORES DE TERRENOS	7,983	86,142
OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO FINANCIERO	556	6,000
	8,539	92,142
TOTAL PASIVO	23,840	257,250
POSICIÓN MONETARIA PASIVA NETA	(18,569)	$(200,373)

B) LAS OPERACIONES EN MONEDA EXTRANJERA FUERON COMO SIGUE:

	(EN MILES DE DÓLARES AMERICANOS)
COMPRAS Y ANTICIPOS DE TERRENOS	$ 24,773
ADQUISICIÓN DE EQUIPO	$ 604

LA COMPAÑÍA NO TIENE SUBSIDIARIA O ASOCIADA EN EL EXTRANJERO.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA FECHA: 20/10/2005 10:37

CONSORCIO ARA, S.A. DE C.V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	CONSORCIO ARA, S.A. DE C.V.
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 55 96 86 48
DIRECCION DE INTERNET:	www.consorcioara.com.mx

TOS FISCALES DE LA EMISORA

RFC EMPRESA:	CAR881122UU5
DOMICILIO FISCAL:	COLIMA 394 2DO. PISO
COLONIA:	ROMA
C. POSTAL:	06700
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

MBRE:	C.P. J.SACRAMENTO SOTO SOLIS
MICILIO:	BOSQUES DE CIRUELOS NO. 140-101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 45 22 04
E-MAIL:	sacramento@ara.com.mx

OS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL DIVISION INMOBILIARIA
NOMBRE:	ING. GERMAN AHUMADA RUSSEK
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 51 27 04
E-MAIL:	gar@ara.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
N BRE:	ING GERMAN AHUMADA RUSSEK
ICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA — FECHA: 20/10/2005 10:37

CONSORCIO ARA, S.A. DE C.V.

FAX:	(55) 52 51 27 04
E-MAIL:	gar@ara.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE ADMINISTRACIÓN Y FINANZAS
NOMBRE:	C.P. SACRAMENTO SOTO SOLIS
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140-101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 45 22 04
E-MAIL:	sacramento@ara.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	DIRECTOR DE ADMINISTRACIÓN Y FIANANZAS
NOMBRE:	C.P. J. SACRAMENTO SOTO SOLIS
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140-101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 45 22 04
E-MAIL:	sacramento@ara.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	DIRECTOR DE ATENCIÓN A INVERSIONISTAS
NOMBRE:	LIC JAIME DEL RIO CASTILLO
DOMICILIO:	BOSQUES DE CIRUELOS NO. 160 PISO 7
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 52 51 29 70
FAX:	(55) 52 51 29 80
E-MAIL:	jdelrio@ara.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. DAVID ORNELAS CUEVAS
DOMICILIO:	BOSQUES DE CIRUELOS NO.140-101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 52 51 63 89
FAX:	(55) 52 46 31 00
E-MAIL:	dornelas@ara.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	ASESOR EXTERNO
NOMBRE:	LIC. JAIME CORTES ROCHA
DOMICILIO:	MONTES URALES 505-3 PISO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA FECHA: 20/10/2005 10:37

CONSORCIO ARA, S.A. DE C.V.

COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 52 01 74 00
FAX:	(55) 55 20 10 65
E-MAIL:	jcortesr@macf.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	ASESOR EXTERNO
NOMBRE:	LIC LORENZA LANGARICA OHEA
DOMICILIO:	MONTES URALES 505-3 PISO
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	55 52 01 74 00
FAX:	55 55 20 10 65
E-MAIL:	llangarica@macf.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR DE ATENCIÓN A INVERSIONISTAS
NOMBRE:	LIC JAIME DEL RIO CASTILLO
DOMICILIO:	BOSQUES DE CIRUELOS 160 PISO 7
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 52 51 29 70
FAX:	(55) 52 51 29 80
E-MAIL:	jdelrio@ara.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE ADMINISTRACIÓN Y FINANZAS
NOMBRE:	C.P. J. SACRAMENTO SOTO SOLIS
DOMICILIO:	BOSQUES DE CIRUELOS NO.140-101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 45 22 04
E-MAIL:	sacramento@ara.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE ATENCIÓN A INVERSIONISTAS
NOMBRE:	LIC JAIME DEL RIO CASTILLO
DOMICILIO:	BOSQUES CIRUELOS 160 PISO 7
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 52 51 29 70
	(55) 52 51 29 80
E-MAIL:	jdelrio@ara.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING. GERMÁN AHUMADA RUSSEK
DIRECTOR GENERAL

C.P. J. SACRAMENTO SOTO SOLIS
DIRECTOR DE ADMINISTRACION Y FINANZAS

MEXICO, D.F., A 20 DE OCTUBRE DE 2005

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 4 AÑO 2005

RECEIVED
2006 MAY 30 P 5:03

CONSOLIDADO

ESTADO DE SITUACION FINANCIERA
AL 31 DE DICIEMBRE DE 2005 Y 2004
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	ACTIVO TOTAL	9,734,928	100	8,710,039	100
2	ACTIVO CIRCULANTE	9,030,511	93	8,035,869	92
3	EFECTIVO E INVERSIONES TEMPORALES	1,611,753	17	1,267,880	15
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	2,149,262	22	1,418,567	16
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	4,707	0	36,837	0
6	INVENTARIOS	5,172,111	53	5,226,193	60
7	OTROS ACTIVOS CIRCULANTES	92,678	1	86,392	1
8	LARGO PLAZO	210,542	2	146,497	2
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	160,131	2	109,552	1
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	50,411	1	36,945	0
11	OTRAS INVERSIONES	0	0	0	0
12	INMUEBLES, PLANTA Y EQUIPO (NETO)	493,875	5	527,673	6
13	INMUEBLES	134,429	1	131,770	2
14	MAQUINARIA Y EQUIPO INDUSTRIAL	637,411	7	622,478	7
15	OTROS EQUIPOS	177,258	2	167,419	2
16	DEPRECIACION ACUMULADA	455,223	5	394,478	5
17	CONSTRUCCIONES EN PROCESO	0	0	484	0
18	ACTIVO DIFERIDO (NETO)	0	0	0	0
19	OTROS ACTIVOS	0	0	0	0
20	PASIVO TOTAL	2,965,655	100	2,771,560	100
21	PASIVO CIRCULANTE	1,073,263	36	938,596	34
22	PROVEEDORES	462,835	16	275,788	10
23	CREDITOS BANCARIOS	25,000	1	0	0
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	34,167	1	73,632	3
26	OTROS PASIVOS CIRCULANTES	551,261	19	589,176	21
27	PASIVO A LARGO PLAZO	105,120	4	141,380	5
28	CREDITOS BANCARIOS	0	0	0	0
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	105,120	4	141,380	5
31	CREDITOS DIFERIDOS	1,787,272	60	1,691,584	61
32	OTROS PASIVOS	0	0	0	0
33	CAPITAL CONTABLE	6,769,273	100	5,938,479	100
34	PARTICIPACION MINORITARIA	25,362		22,565	
35	CAPITAL CONTABLE MAYORITARIO	6,743,911	100	5,915,914	100
36	CAPITAL CONTRIBUIDO	1,537,084	23	1,533,913	26
37	CAPITAL SOCIAL PAGADO (NOMINAL)	436,834	6	437,526	7
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	549,022	8	549,027	9
39	PRIMA EN VENTA DE ACCIONES	551,228	8	547,360	9
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	CAPITAL GANADO (PERDIDO)	5,206,827	77	4,382,001	74
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	5,244,213	77	4,345,857	73
43	RESERVA PARA RECOMPRA DE ACCIONES	65,918	1	92,025	2
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(1,203,616)	(18)	(1,098,783)	(19)
45	RESULTADO NETO DEL EJERCICIO	1,100,312	16	1,042,902	18

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
~ONSORCIO ARA, S.A. DE C.V.

TRIMESTRE 4 AÑO 2005

ESTADO DE SITUACION FINANCIERA

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
3	EFECTIVO E INVERSIONES TEMPORALES	1,611,753	100	1,267,880	100
46	EFECTIVO	146,717	9	52,041	4
47	INVERSIONES TEMPORALES	1,465,036	91	1,215,839	96
18	CARGOS DIFERIDOS	0	100	0	100
48	GASTOS AMORTIZABLES (NETO)	0	0	0	0
,9	CREDITO MERCANTIL	0	0	0	0
)	IMPUESTOS DIFERIDOS	0	0	0	0
51	OTROS	0	0	0	0
21	PASIVO CIRCULANTE	1,073,263	100	938,596	100
52	PASIVOS EN MONEDA EXTRANJERA	258,671	24	77,146	8
53	PASIVOS EN MONEDA NACIONAL	814,592	76	861,450	92
24	CREDITOS BURSATILES CORTO PLAZO	0	100	0	100
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	OTROS PASIVOS CIRCULANTES	551,261	100	589,176	100
57	OTROS PASIVOS CIRCULANTES CON COSTO	44,310	8	39,706	7
58	OTROS PASIVOS CIRCULANTES SIN COSTO	506,951	92	549,470	93
27	PASIVO A LARGO PLAZO	105,120	100	141,380	100
59	PASIVO EN MONEDA EXTRANJERA	37,050	35	61,684	44
60	PASIVO EN MONEDA NACIONAL	68,070	65	79,696	56
29	CREDITOS BURSATILES LARGO PLAZO	0	100	0	100
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	0	0	0	0
30	OTROS CREDITOS	105,120	100	141,380	100
63	OTROS CREDITOS CON COSTO	4,903	5	90,677	64
64	OTROS CREDITOS SIN COSTO	100,217	95	50,703	36
31	CREDITOS DIFERIDOS	1,787,272	100	1,691,584	100
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	1,787,272	100	1,691,584	100
67	OTROS	0	0	0	0
32	OTROS PASIVOS	0	100	0	100
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE	(1,203,616)	100	(1,098,783)	100
70	RESULTADO ACUMULADO POR POSICION MONETARIA	(804,078)	(67)	(699,245)	(64)
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(399,538)	(33)	(399,538)	(36)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE 4 AÑO 2005

ESTADO DE RESULTADOS
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2005 Y 2004
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	VENTAS NETAS	6,772,699	100	5,970,194	100
2	COSTO DE VENTAS	4,814,742	71	4,235,043	71
3	RESULTADO BRUTO	1,957,957	29	1,735,151	29
4	GASTOS DE OPERACION	513,508	8	459,448	8
5	RESULTADO DE OPERACION	1,444,449	21	1,275,703	21
6	COSTO INTEGRAL DE FINANCIAMIENTO	(35,822)	(1)	29,789	0
7	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	1,480,271	22	1,245,914	21
8	OTRAS OPERACIONES FINANCIERAS	(25,166)	0	(3,543)	0
9	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	1,505,437	22	1,249,457	21
10	PROVISION PARA IMPUESTOS Y P.T.U.	412,466	6	224,368	4
11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	1,092,971	16	1,025,089	17
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	11,888	0	22,011	0
13	RESULTADO NETO POR OPERACIONES CONTINUAS	1,104,859	16	1,047,100	18
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	1,104,859	16	1,047,100	18
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	RESULTADO NETO	1,104,859	16	1,047,100	18
19	PARTICIPACION MINORITARIA	4,547		4,198	0
20	RESULTADO NETO MAYORITARIO	1,100,312	16	1,042,902	17

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE 4 AÑO. 2005

ESTADO DE RESULTADOS
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	VENTAS NETAS	6,772,699	100	5,970,194	100
21	NACIONALES	6,772,699	100	5,970,194	100
22	EXTRANJERAS	0	0	0	0
23	CONVERSION EN DOLARES (***)	0	0	0	0
6	COSTO INTEGRAL DE FINANCIAMIENTO	(35,822)	100	29,789	100
24	INTERESES PAGADOS	52,679	147	79,871	268
25	PERDIDA EN CAMBIOS	0	0	0	0
26	INTERESES GANADOS	111,098	310	71,315	239
27	GANANCIA EN CAMBIOS	3,017	8	3,657	12
28	RESULTADO POR POSICION MONETARIA	25,614	72	24,890	84
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	OTRAS OPERACIONES FINANCIERAS	(25,166)	100	(3,543)	100
29	OTROS GASTOS Y (PRODUCTOS) NETO	(25,166)	(100)	(3,543)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	PROVISION PARA IMPUESTOS Y P.T.U.	412,466	100	224,368	100
32	I.S.R.	260,800	63	167,836	75
33	I.S.R. DIFERIDO	150,024	36	55,134	25
34	P.T.U.	1,642	0	1,398	1
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE 4 ANO 2005

CONSOLIDADO

ESTADO DE RESULTADOS
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	6,772,700	5,970,195
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	6,772,699	5,970,194
39	RESULTADO DE OPERACION (**)	1,444,449	1,275,703
40	RESULTADO NETO MAYORITARIO (**)	1,100,312	1,042,902
41	RESULTADO NETO (**)	1,104,859	1,047,100

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: ARA

CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE 4 AÑO 2005

ESTADO DE RESULTADOS TRIMESTRAL

DEL 1 DE OCTUBRE AL 31 DE DICIEMBRE DE 2005 Y 2004

(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	VENTAS NETAS	2,097,930	100	1,907,170	100
2	COSTO DE VENTAS	1,490,127	71	1,350,913	71
3	RESULTADO BRUTO	607,803	29	556,257	29
4	GASTOS DE OPERACION	155,195	7	141,069	7
5	RESULTADO DE OPERACION	452,608	22	415,188	22
6	COSTO INTEGRAL DE FINANCIAMIENTO	2,866	0	1,493	0
7	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	449,742	21	413,695	22
8	OTRAS OPERACIONES FINANCIERAS	(23,639)	(1)	5,727	0
9	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	473,381	23	407,968	21
10	PROVISION PARA IMPUESTOS Y P T U	125,834	6	(69,217)	(4)
11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	347,547	17	477,185	25
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	25,852	1	28,442	1
13	RESULTADO NETO POR OPERACIONES CONTINUAS	373,399	18	505,627	27
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	373,399	18	505,627	27
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	RESULTADO NETO	373,399	18	505,627	27
19	PARTICIPACION MINORITARIA	1,566		1,975	0
20	RESULTADO NETO MAYORITARIO	371,833	18	503,652	26

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V

TRIMESTRE 4 AÑO 2005

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	VENTAS NETAS	2,097,930	100	1,907,170	100
21	NACIONALES	2,097,930	100	1,907,170	100
22	EXTRANJERAS	0	0	0	0
23	CONVERSION EN DOLARES (***)	0	0	0	0
5	COSTO INTEGRAL DE FINANCIAMIENTO	2,866	100	1,493	100
24	INTERESES PAGADOS	14,305	499	16,594	1,111
25	PERDIDA EN CAMBIOS	0	0	0	0
26	INTERESES GANADOS	23,355	815	23,502	1,574
27	GANANCIA EN CAMBIOS	5,883	205	3,415	229
28	RESULTADO POR POSICION MONETARIA	17,799	621	11,816	791
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	OTRAS OPERACIONES FINANCIERAS	(23,639)	100	5,727	100
29	OTROS GASTOS Y (PRODUCTOS) NETO	(23,639)	(100)	5,727	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	PROVISION PARA IMPUESTOS Y P.T.U.	125,834	100	(69,217)	100
32	I.S.R	139,054	111	63,534	92
33	I.S.R. DIFERIDO	(13,845)	(11)	(133,285)	(193)
34	P.T.U	625	0	534	1
35	P.T.U DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE 4 AÑO 2005

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2005 Y 2004
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	RESULTADO NETO	1,104,859	1,047,100
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	188,166	47,235
3	FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO	1,293,025	1,094,335
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(679,482)	(688,419)
5	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION	613,543	405,916
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(2,059)	4,582
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(167,483)	12,289
8	RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO	(169,542)	16,871
9	RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION	(100,128)	(132,367)
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	343,873	290,420
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	1,267,880	977,460
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	1,611,753	1,267,880

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **ARA** TRIMESTRE **4** AÑO **2005**

CONSORCIO ARA, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	188,166	47,235
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	81,768	77,810
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	(3,017)	(3,657)
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	25,614	24,890
17	+ (-) OTRAS PARTIDAS	83,801	(51,808)
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(679,482)	(688,419)
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(730,696)	(37,576)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(75,095)	(883,438)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	25,844	(5,548)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	135,070	132,138
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(34,605)	106,005
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(2,059)	4,582
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	1,135,000	723,310
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	0	0
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	482,996	46,157
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(1,110,000)	(723,310)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(510,055)	(41,575)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(167,483)	12,289
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	(697)	553
31	(-) DIVIDENDOS PAGADOS	(144,546)	0
32	+ PRIMA EN VENTA DE ACCIONES	(22,240)	11,736
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION	(100,128)	(132,367)
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	(1,580)	(5,583)
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(47,968)	(93,046)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(50,580)	(33,738)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 4 AÑO 2005

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	16.31	%	17.54	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	16 32	%	17.63	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	11.35	%	12.02	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	13.80	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(2.32)	%	(2 38)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.70	veces	0.69	veces
	VENTAS NETAS A ACTIVO FIJO (**)	13.71	veces	11.31	veces
8	ROTACION DE INVENTARIOS (**)	0.93	veces	0.81	veces
9	DIAS DE VENTAS POR COBRAR	114	dias	86	dias
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	70.98	%	61.26	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	30.46	%	31 82	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.44	veces	0.47	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	9.97	%	5.01	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	21.28	%	26.79	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	27.42	veces	15.97	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	2.28	veces	2.15	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	8.41	veces	8.56	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	3.60	veces	2 99	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	3 05	veces	2 90	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	150 17	%	135.08	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	19 09	%	18 33	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(10 03)	%	(11.53)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	11 65	veces	5 08	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	1 21	%	27 16	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	98 79	%	72.84	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	47 91	%	70 29	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE. 4 AÑO: 2005

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ 3.35		$ .3.18	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00		$ .00	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ 00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ 3.37		$ 3.19	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00		$ 00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00		$ .00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 20.58		$ 18.03	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00		$ .00	
10	DIVIDENDO EN ACCIONES POR ACCION	00	*acciones*	.00	*acciones*
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	2.19	veces	1.92	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	13.44	veces	10.89	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00	veces	.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ANEXO 1

CONSOLIDADO
Impresión Final

Cuarto Trimestre 2005 (4T05):

Ventas de 5,678 unidades, -equivalentes a 8,741 unidades al precio representativo de la industria- con ingresos de $ 2,097.9 millones de pesos, incremento del 10.0% con respecto al cuarto trimestre de 2004 (4T04).
Utilidad Bruta alcanzó los $ 607.9 millones de pesos, con un margen bruto de 29.0% y se tuvo un crecimiento de 9.3% comparado con el 4T04.
Utilidad de Operación de $ 452.7 millones de pesos, con un margen de operación del 21.6% lo cual representa un incremento del 9.0% con respecto al 4T04.
Utilidad Neta cerró con $ 373.4 millones de pesos, alcanzando un margen neto de 17.8%.
EBITDA de $ 477.1 millones de pesos, 22.7% con respecto a ventas, y un crecimiento de 9.1% contra el 4T04.
Precio promedio de las viviendas de $ 355.7 miles de pesos, 4.9% mayor con respecto al 4T04.

2005 vs 2004:

Ventas de 19,015 unidades, -equivalente a 28,219 unidades al precio representativo de la industria- con ingresos de $ 6,772.7 millones de pesos, lo que representa un incremento del 13.4%.
Utilidad Bruta alcanzó los $ 1,958.0 millones de pesos, con un margen bruto de 28.9% y creció 12.8% con respecto al año anterior.
Utilidad de Operación de $ 1,444.4 millones de pesos, lo que representa un incremento del 13.2% con respecto al 2004 y alcanzando un margen del 21.3%.
Utilidad Neta de $ 1,104.8 millones de pesos, lo que representa un incremento del 5.5% con respecto al 2004 y alcanzando un margen neto del 16.3%.
EBITDA de $ 1,526.2 millones de pesos, incremento del 12.8% con respecto 2004 y alcanzando un margen del 22.5%.
Precio promedio de las viviendas de $ 350.6 miles de pesos, lo que implica un incremento del 3.7% con respecto al 2004.

Balance General al 31 de Diciembre 2005:

El nivel de efectivo alcanzó $ 1,611.8 millones de pesos; 27.1% mayor que el año 2004.
El arrendamiento financiero creció 11.6% en el corto plazo y decreció 42.3% en el largo plazo, lo que contribuye a optimizar gradualmente la estructura financiera de la empresa. Aún así los pasivos con costo representan el 9.2% de nuestro nivel de efectivo.
Al cierre de Diciembre del 2005 se cuenta con una reserva territorial suficiente para 146,943 casas a plan maestro.
Al cierre del 3T05 el Backlog alcanzó 30,287 unidades, lo que representa un incremento del 20.0% con respecto al 2004 lo cual es suficiente para financiar la venta de más de un año de ingresos futuros.

I) Resultados de Operación

Ventas

Los ingresos del 4T05 fueron de $ 2,097.9 millones significando un incremento del 10.0% con respecto al 4T04 con 5,678 unidades vendidas, equivalentes a 8,741 unidades al precio representativo de la industria.

El segmento Prosavi-Progresiva incrementó su volumen debido al énfasis, por parte del INFONAVIT y SHF, para financiar vivienda de precio menor, tendencia anunciada por parte del Instituto desde noviembre del 2004. En éste segmento se registraron 1,683 unidades vendidas, de los cuales 1,101 fueron con créditos Progresiva Infonavit y 582 con Progresiva SHF. Los ingresos de este segmento representan el 17.1% de los ingresos totales en el 4T05 al registrar $ 358.1 millones, monto superior en 121.9%, a los $ 161.4 millones reportados al 4T04.

Las ventas del segmento Infonavit para el 4T05 fueron de 987 unidades y representaron ingresos por $ 366.2 millones de pesos, lo que es un decremento en ingresos del 40.0% con respecto al 4T04, esto debido a la demora en los pagos para este segmento por parte del Instituto.

El número de viviendas vendidas a través de hipotecas otorgadas por SHF fue de 1,465 unidades alcanzando $ 491.0 millones de pesos, lo que representa un incremento del 38.8% en ingresos con respecto al año anterior. Fovissste registró 860 unidades, alcanzando ingresos por $ 277.0 millones de pesos, 179.1% superior a la cifra del 4T04.

El segmento de vivienda media, registró $ 425.9 millones de pesos de ingresos lo que representa un incremento del 5.3%. Se alcanzaron las 622 viviendas vendidas, de las cuales 317 fueron financiadas por la SHF. La apertura de nuevos desarrollos, el énfasis del Infonavit con sus programas Apoyo Infonavit y Cofinanciamiento en conjunto con la Banca Comercial y las Sofoles continuarán fortaleciendo este segmento.

La vivienda de tipo residencial alcanzó $ 101.6 millones de pesos de ingresos, al vender 61 unidades. Se continuará con el énfasis de ofrecer este tipo de vivienda a un precio de aproximadamente $1.5 millones. Este segmento incluirá en el futuro cercano productos inexistentes en el mercado al día de hoy. Tal es el caso de un proyecto residencial en el Estado de Morelos el cual incluirá un campo de golf, residencias desarrolladas y lotes adyacentes al "fairway", el desarrollo en Metepec, y la asociación con Cemex para el desarrollo en el corazón de la ciudad de Puebla.

El detalle de las ventas se muestra a continuación:

	4TO.Trim. 2005		4TO.Trim 2004		VAR.05/04	
	Unid.	Mill.$	Unid.	Mill.$	MILL.$	%
Prosavi-Progresiva	1,683	358.1	820	161.4	196.8	121.9
Infonavit	987	366.2	2,133	610.1	-243.8	-40.0
SHF	1,465	491.0	1,106	353.7	137.3	38.8
Fovissste	860	277.0	348	99.3	177.8	179.1
Interés Social	3,312	1,134.3	3,587	1,063.0	71.3	6.7
Tipo Medio	622	425.9	713	404.6	21.3	5.3
Residencial	61	101.6	86	136.3	-34.8	-25.5
Total C/Promotor	5,678	2,019.9	5,206	1,765.3	254.6	14.4
Terrenos Comer.	--	4.1	--	15.4	-11.4	-73.7
Constructor	--	71.4	--	123.8	-52.4	-42.4
Arrend. Loc. Com	--	2.6	--	2.6	0.0	-0.1
TOTAL	5,678	2,097.9	5,206	1,907.2	190.8	10.0

Al cuarto trimestre de 2005 se registró un incremento en precios promedio de 4.9%: El detalle es el siguiente:

	4TO.Trim.2005 Miles.$	4TO.Trim.2004 Miles.$	VAR% 05/04
Prosavi-Progresiva	212.8	196.8	8.1
Infonavit	371.1	286.0	29.7
SHF	335.2	319.8	4.8
Fovissste	322.1	285.2	12.9
Interés Social	342.5	296.4	15.6
Tipo Medio	684.7	567.4	20.7
Residencial	1,665.4	1,585.4	5.0
Total	355.7	339.1	4.9

Costo de Ventas
Al 4T05 el costo de ventas aumentó en 10.3% con respecto al 4T04 al registrar un monto de $ 1,490.1 millones de pesos representando el 71.0% con respecto a ventas.

Utilidad Bruta
Al cierre del 4T05, se obtuvo un margen bruto de 29.0% registrando $ 607.8 millones de pesos.

A continuación se muestra el detalle por tipo de vivienda:

	4TO.Trim.2005	4TO.Trim.2004	VAR PUNTOS 05-04
Prosavi-Progresiva	24.9%	24.6%	0.3
Interés Social	29.1%	28.8%	0.3
Tipo Medio	30.9%	30.4%	0.5
Residencial	30.9%	30.4%	0.5
Promotor	28.8%	28.9%	-0.1
Constructor	28.9%	30.6%	-1.7
Terrenos Comer.	32.9%	32.0%	0.9
Arrend. Loc. Com	48.1%	47.1%	1.0
TOTAL	29.0%	29.2%	-0.2

Gastos de Administración
Los gastos de administración incluyen: sueldos, salarios de personal técnico, administrativo y de ventas.
Los gastos de administración al 4T05 sumaron $ 155.2 millones de pesos.
Utilidad de Operación
La utilidad de operación al cuarto trimestre de 2005 creció 9.0% en comparación al cuarto trimestre del 2004, derivado de la combinación de un eficiente control de costos de venta y gastos de administración.

EBITDA
Durante el cuarto trimestre de 2005 Consorcio ARA generó un EBITDA por $ 477.1 millones (22.7% con respecto a ventas), 9.1% mayor con el correspondiente 4T04, de los cuales sólo 24.5 millones de pesos son producto de la depreciación. El nivel de EBITDA alcanzado nos permite cubrir el rubro de

intereses pagados en más de 33.3 veces.

Costo Integral de Financiamiento
El costo integral de financiamiento presenta un incremento del 92.0%, en relación con el cuarto trimestre de 2004, registrando un cargo neto de 2.9 millones de pesos. El detalle se muestra a continuación:

	4TO.Trim. 2005	4TO.Trim. 2004	VAR % 05/04
Intereses Pagados	14.3	16.6	-13.8
Intereses Ganados	23.3	23.5	-0.6
Pérdida(Ut)Cambiaria	-5.9	-3.4	72.3
Pérdida(Ut)Monetaria	17.8	11.8	50.6
Cto.Integral de Financ.	2.9	1.5	92.0

Impuestos
La compañía registró un total de impuestos $ 125.8 millones de pesos, es decir, un incremento del 281.8% con respecto al cuarto trimestre de 2004.

Utilidad Neta
La utilidad neta fue de $ 373.4 millones de pesos con un margen del 17.8% durante el cuarto trimestre de 2005.
La utilidad neta por acción de los últimos 12 meses es de 3.47. El detalle se muestra a continuación:

		UDM
Utilidad Neta	Mayoritaria (pesos)	1,100,312
Acciones	(Promedio)	328,005
UPA		3.35

ESTADO DE RESULTADOS AL CUARTO TRIMESTRE DE 2005

	4TO.Trim. 2005 Mill.de Pesos	%	4TO.Trim. 2004 Mill. de Pesos	%	VAR. 05/04 %
Ingresos	2,097.9	100.0	1,907.2	100.0	10.0
Costo de Vtas	1,490.1	71.0	1,351.0	70.8	10.3
Utilidad Bruta	607.8	29.0	556.2	29.2	9.3
Gastos de Admon.	155.2	7.4	141.0	7.4	10.0
Utilidad de Operac	452.6	21.6	415.2	21.8	9.0
CIF	2.8	0.1	1.4	0.1	92.0
Otros Ingresos	23.6	1.1	-5.7	-0.3	-512.8
Asoc. en Partic.	25.8	1.2	28.4	1.5	-9.1
Ut.antes de Imp.	499.2	23.8	436.5	22.9	14.4
ISR Diferido	-13.9	-0.7	-133.2	-7.0	-89.6
ISR, IMPAC y PTU	139.7	6.7	64.1	3.4	118.0
Total Impuestos	125.8	6.0	-69.1	-3.6	-281.8
Utilidad Neta	373.4	17.8	505.6	26.5	-26.2
Depreciación	24.5	1.2	22.2	1.2	10.6
EBITDA	477.1	22.7	437.4	22.9	9.1

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION
SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ANEXO 1

RESULTADOS (UDM) 2005, 2004, 2003
COMPARATIVO DE UNIDADES Y VENTAS

	DICIEMBRE 2005		DICIEMBRE 2004		VAR.05/04	
	Unid.	Mill.$	Unid.	Mill.$	MILL.$	%
Prosavi-Progresiva	4,504	940.2	1,916	377.1	563	149.3
Infonavit	4,651	1,528.7	7,092	2,004.4	-476	-23.7
SHF	4,767	1,563.2	4,050	1,251.9	311	24.9
Fovissste	2,414	777.2	1,563	475.0	302	63.6
Interés Social	11,832	3,869.1	12,705	3,731.3	138	3.7
Tipo Medio	2,510	1,565.0	2,272	1,312.7	252	19.2
Residencial	169	292.2	211	360.3	-68	-18.9
Total como Promotor	19,015	6,666.5	17,104	5,781.4	885	15.3
Terrenos Comerciales	--	11.6	--	22.4	-11	-48.2
Constructor		84.1		155.8	-72	-46.0
Arrend. Loc. Com.		10.5		10.5	0	-0.2
T O T A L	19,015	6,772.7	17,104	5,970.2	803	13.4

PRECIOS PROMEDIO (UDM)
(MILES DE $)

	DICIEMBRE/05	DICIEMBRE/04	Var% 05/04
Prosavi-Progresiva	208.8	196.8	6.1
Infonavit	328.7	282.6	16.3
SHF	327.9	309.1	6.1
Fovissste	322.0	303.9	5.9
Interés Social	327.0	293.7	11.3
Tipo Medio	623.5	577.8	7.9
Residencial	1,728.8	1,707.5	1.3
T O T A L	350.6	338.0	3.7

ESTADO DE RESULTADOS (UDM)

	DICIEMBRE/05		DICIEMBRE/04		VAR.05/04
	Mill.de $	%	Mill.de $	%	%
Ingresos	6,772.7	100.0	5,970.2	100.0	13.4
Costo de Ventas	4,814.7	71.1	4,235.1	70.9	13.7
Utilidad Bruta	1,958.0	28.9	1,735.1	29.1	12.8
Gastos de Administración	513.5	7.6	459.4	7.7	11.8
Utilidad de Operación	1,444.5	21.3	1,275.7	21.4	13.2
CIF	-35.8	-0.5	29.8	0.5	-220.3
Otros Ingresos	25.2	0.4	3.5	0.1	610.3
Asoc. en Partic.	11.8	0.2	22.0	0.4	-46.0
Utilidad antes de Impuestos	1,517.3	22.4	1,271.4	21.3	19.3
Diferido	150.0	2.2	55.1	0.9	172.1
ISR, IMPAC y PTU	262.4	3.9	169.2	2.8	55.1
Total Impuestos	412.4	6.1	224.3	3.8	83.8
Utilidad Neta	1,104.9	16.3	1,047.1	17.5	5.5
Depreciación	81.7	1.2	77.8	1.3	5.1
EBITDA	1,526.2	22.5	1,353.5	22.7	12.8

I) Situación Financiera, Liquidez y Recursos de Capital

Efectivo e Inversiones Temporales
Al 31 de diciembre de 2005 el nivel de efectivo e inversiones temporales registró $ 1,611.8 millones de pesos, cantidad superior en un 27.1% con respecto al 2004.
Mantenemos una política prioritaria de reinversión de utilidades lo que nos permite satisfacer oportunamente los principales requerimientos de efectivo que se derivan de la construcción de viviendas, compra de terrenos y pago de proveedores sin necesidad de recurrir a financiamiento externo.

Cuentas por Cobrar
Se mantienen estrictas políticas de cobranza que tienen como propósito asegurar una recuperación de cartera de manera eficiente dando como resultado 3.8 meses de ventas por cobrar, aún dada la situación prevaleciente de retraso en algunas instituciones durante el año, ubicándonos como el líder en la cobranza dentro del sector.

Inventarios
Incluyen la reserva territorial que son el activo más importante de la empresa, así como las obras en proceso y almacén de materiales de construcción. Este rubro tuvo un decremento del 1.0%, debido a obras de infraestructura realizadas en algunos desarrollos, así como la compra de nuevos terrenos ejidales y privados. Cabe destacar que actualmente contamos con la reserva territorial de las más importantes de la industria, equivalente a 146,943 viviendas con una superficie de 35.7 millones de m2 distribuidas en las zonas geográficas de mayor desarrollo económico del país, como sigue:

	AL 31 DE DICIEMBRE DE 2005 unidades
Prosavi-Progresiva	33,463
Interés Social	91,274
Tipo Medio	13,948
Residencial	8,258
TOTAL	146,943

Y se encuentra distribuida geográficamente de la siguiente manera:

	Unidades	%
Valle de México	44,573	30.3
Quintana Roo	23,481	16.0
Jalisco	14,041	9.6
Toluca, Edo. Méx.	16,751	11.4
Baja California	10,786	7.3
Nuevo León	9,013	6.1
Morelos	5,407	3.7
Puebla	4,184	2.8
Veracruz	4,501	3.0
Guanajuato	3,152	2.2
Querétaro	2,842	1.9

Sonora	2,822	1.9
Michoacán	1,835	1.3
Guerrero	1,676	1.1
Chihuahua	1,380	1.0
Distrito Federal	411	0.3
Sinaloa	48	0.0
Tabasco	40	0.0
T O T A L	146,943	100.0

Capacidad Instalada
Nuestra integración vertical nos permite generar importantes economias de escala. Es conveniente recordar que contamos con la capacidad instalada para producir la totalidad de nuestros requerimientos de concreto, lo que ubica a la compañía como uno de los cuatro principales productores de concreto a nivel nacional.
Al 31 de diciembre de 2005 el rubro de inmuebles, planta y equipo suma un total de $ 493.9 millones de pesos mostrando un decremento del 6.4% con respecto 2004. La inversión en maquinaria y equipo fue de $ 36.1 millones de pesos. Este rubro incluye la planta de mantenimiento de maquinaria y cimbra (COMACI).
Adicionalmente incluye áreas comerciales para el beneficio de nuestros clientes. Dichas áreas comerciales son llevadas a cabo por Promotora y Desarrolladora de Centros Comerciales S.A. de C.V. (PDCC), subsidiaria de Consorcio ARA. El 11 de noviembre 2003, se firmó un convenio marco de coinversión (50% / 50%) con ONAPP México Retail, LLC. para el desarrollo y operación de centros comerciales. El convenio contempla inversiones por cerca de 100 millones de dólares en cuatro años.

Proveedores
Como apoyo a nuestros proveedores, nos integramos al programa de Cadenas Productivas de Nacional Financiera (Nafinsa) en donde podrán acceder a diversos servicios financieros al amparo de la relación comercial que mantenemos con ellos.
Los proveedores ascienden a $ 462.8 millones de pesos al 2005, con una rotación de 26 dias, en comparación con el registrado en 2004 por la cantidad de $ 275.7 millones de pesos significando un incremento del 67.8%.

Deudas a CP y LP
Registramos deuda de Corto Plazo y Largo Plazo al 31 de diciembre de 2005 por un total de $ 87.5 millones de pesos derivado básicamente de contratos de arrendamiento financiero pactados para la compra de maquinaria y equipo de los cuales $ 43.1 millones corresponden a deuda de corto plazo.
Mantenemos una deuda con costo a capital contable de 2.2%; una deuda con costo a activo total de 1.5% y una deuda con costo a efectivo e inversiones temporales de 9.2%.
Asimismo, contamos con lineas de crédito vigentes con diversas instituciones financieras por un monto total de $ 1,135.0 millones. El pasivo total a capital contable es de 0.43 veces mostrando una estructura financiera sana.

Impuestos Diferidos
Sobre la base del principio contable D-4, los pasivos diferidos al 31 de diciembre de 2005 ascendieron a un total de $ 1,787.2 millones. Por este motivo el apalancamiento, calculado como total del pasivo a total de activo se ubica en 30.4%, si no tomáramos en cuenta estos pasivos diferidos el apalancamiento sería del 12.1%.

Capital Contable
El Capital Contable de Consorcio ARA creció 14.0% alcanzando los $ 6,769.3 millones de pesos al 31 de Diciembre de 2005 impulsado principalmente por el nivel de utilidad neta registrada en el periodo.

Políticas de Tesorería
Consorcio ARA ha implementado una serie de politicas y procedimientos que tienen como objetivos asegurar la correcta administración del flujo de efectivo de cada una de las subsidiarias de manera centralizada.
Mantenemos un control estricto sobre la inversión de los excedentes de tesorería invirtiéndolos en instrumentos de alta calidad crediticia. Contamos con eficientes procesos de escrituración y cobranza apegados a estrictas políticas que regulan la operación.
Los pagos a proveedores de bienes y servicios se realizan bajo procedimientos y controles efectivos que nos aseguran cubrir de manera oportuna los compromisos económicos adquiridos con ellos haciendo énfasis en el control de la salida de efectivo.

BALANCE GENERAL al 31 DE DICIEMBRE 2005.

	2005 Mill.de Pesos	2004 Mill.de Pesos	VAR. 05/04 %
Activo Total	9,734.9	8,710.0	11.8
Activo Circulante	9,030.5	8,035.9	12.4
Efectivo e Inv. Temporales	1,611.8	1,267.9	27.1
Cuentas por Cobrar	2,149.3	1,418.6	51.5
Terrenos	3,585.6	3,340.8	7.3
Inventarios	1,586.5	1,885.4	-15.9
Otros Activos Circulantes	97.4	123.2	-20.9
Largo Plazo	704.4	674.1	4.5
Inmuebles y Equipo	493.9	527.7	-6.4
Documento por cobrar a asoc.	160.1	109.5	46.2
Part. en Asociadas	50.4	36.9	36.6
Pasivo Total	2,965.6	2,771.5	7.0
Pasivo Circulante	1,073.3	938.5	14.3
Proveedores	462.8	275.7	67.8
Créditos Bancarios	25.0	-	100.0
Impuestos	34.2	73.7	-53..6
Otros Pasivos Circulantes	551.3	589.1	-6.4
Pasivo a Largo Plazo	105.1	141.4	-25.7
I.S.R. Diferidos	1,787.2	1,691.6	5.7
Capital Contable	6,769.3	5,938.5	14.0

Perspectivas y Tendencias
El Gobierno Federal estableció una meta para la edificación de 750,000 viviendas para el 2006, en donde el Infonavit, la Sociedad Hipotecaria Federal (SHF) y Fovissste juegan un papel importante. La participación, en aumento, de las Sociedades Financieras de Objeto Limitado y de la Banca, se reflejará en un mayor crecimiento al financiamiento de vivienda de tipo medio y residencial.
La evolución de las tasas de interés ha sido determinante para el crecimiento del sector. La disminución de las tasas interés de los créditos hipotecarios permiten acceder a segmentos de la población que aspiran contar con una vivienda de mayor valor a la que podrían acceder a través del financiamiento

existente con anterioridad. Tal es el caso del Infonavit, con su programa denominado Cofinanciamiento, el cual actúa en conjunto con la banca comercial. Tenemos una fuerte presencia en el área metropolitana del Valle de México, la franja norte con las maquiladoras y el sureste turístico del país donde se desarrollarán importantes proyectos de vivienda de interés social y tipo medio. Se continuará el énfasis de nuestra presencia en el corto plazo, en aquellas regiones con evidente y prometedor desarrollo económico.

Backlog
Como parte importante en la operación de la empresa, mantenemos un backlog por 30,287 unidades, lo que representa un incremento del 20.0% en comparación con el año anterior, principalmente en los segmentos de Infonavit y la SHF. Esto es el equivalente a poco mas de un año de ventas futuras y sentimos que éste es un nivel óptimo, ya que es un Backlog de compromisos de hipoteca mas no de obra. El detalle se muestra a continuación:

	4TO.Trim 2005		4TO.Trim 2004		Incremento
	Unid.	Mezcla %	Unid.	Mezcla %	%
Prosavi-Progresiva	2,826	9.3	1,217	4.8	132.2
Interés Social	20,554	67.9	17,012	67.4	20.8
Infonavit	6,367	21.0	5,092	20.2	25.0
SHF-Fovissste	14,187	46.8	11,920	47.2	19.0
Tipo Medio	6,791	22.4	6,826	27.0	-0.5
Residencial	116	0.4	180	0.7	-35.6
TOTAL	30,287	100.0	25,235	100.0	20.0

III) Control Interno

Consorcio ARA tiene implementado un sistema de control interno alineado con los objetivos estratégicos de la Dirección, dicho sistema de control incluye politicas y procedimientos diseñados para la adecuada salvaguarda de sus bienes, la eficiencia y eficacia de sus operaciones y la emisión de información financiera, de conformidad con principios de contabilidad generalmente aceptados, así como con leyes y regulaciones aplicables; asimismo, el *sistema de control ayuda* a la Dirección de la Organización en la prevención y detección de errores e irregularidades.
Como apoyo al sistema de control interno, la Compañia cuenta con una Subdirección de Auditoria Interna, que en alineación a la gestión del Comité de Auditoria, tiene la función de realizar revisiones al cumplimiento de las políticas y procedimientos en las diferentes áreas de la Organización.
Aún y cuando la Compañia considera contar con un sistema de control interno eficiente, y en busca de mayor grado de adhesión a las recomendaciones del "Código de Mejores Prácticas Corporativas", el Comité de Auditoria sugirió contratar al despacho Galaz, Yamazaki, Ruiz Urquiza, S. C. firma miembro de Deloitte Touche Tohmatsu para realizar un diagnóstico sobre el sistema de control interno de la sociedad y sus subsidiarias, mismo que como en años anteriores, se ha practicado en 2005.
En sesión de Comité de Auditoria del 17 de Octubre de 2005, la Administración de la Compañia presentó el avance de la implantación de su nuevo sistema de procesamiento electrónico de datos denominado "ControlARA". Los módulos administrativos que comprenden la contabilidad, bancos, compras y proveedores ya han sido instalados y operan en su totalidad. Los módulos restantes que son clientes, vivienda, precios unitarios, e inventarios se espera sean concluidos

para el primer trimestre de 2006.

Cualquier comentario e información adicional requerida favor de dirigirlo a:

Jaime del Rio
Director Relación con Inversionistas
(52.55) 5251.4670
jdelrio@ara.com.mx

Aarón Hernández
Relación con Inversionistas
(52.55) 5596.8803
aaron@ara.com.mx

CONSORCIO ARA, S. A. DE C. V. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS PERIODOS COMPRENDIDOS DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2005 Y 2004
(EN MILES DE PESOS DE PODER ADQUISITIVO DEL 31 DE DICIEMBRE DE 2005)

1. ACTIVIDADES

CONSORCIO ARA, S. A. DE C. V. Y SUBSIDIARIAS (LA "COMPAÑÍA"), SE DEDICA A LA COMPRA DE TERRENOS, EL DISEÑO DE DESARROLLOS HABITACIONALES TANTO DE INTERÉS SOCIAL, MEDIO Y RESIDENCIAL,Y A LA CONSTRUCCIÓN, PROMOCIÓN Y COMERCIALIZACIÓN DE LOS MISMOS DESARROLLOS INDUSTRIALES Y TURÍSTICOS, ASÍ COMO AL ARRENDAMIENTO DE UNICENTROS Y MINICENTROS COMERCIALES.

LA COMPAÑÍA LLEVA A CABO LA CONSTRUCCIÓN DE SUS DESARROLLOS HABITACIONALES MEDIANTE LA CONTRATACIÓN DE SERVICIOS DE CONSTRUCCIÓN POR MEDIO DE CONTRATOS DE OBRA. DICHOS CONTRATOS OBLIGAN AL SUBCONTRATISTA A EJECUTAR POR SÍ MISMO O POR MEDIO DE TERCEROS LA OBRA CONVENIDA DE ACUERDO A LAS ESPECIFICACIONES TÉCNICAS REQUERIDAS POR LA COMPAÑÍA.

2. BASES DE PRESENTACIÓN

A. CONSOLIDACIÓN DE ESTADOS FINANCIEROS - LOS ESTADOS FINANCIEROS CONSOLIDADOS INCLUYEN LOS DE CONSORCIO ARA, S. A. DE C. V.(ARA) Y LOS DE SUS SUBSIDIARIAS, CUYA PARTICIPACIÓN ACCIONARIA EN SU CAPITAL SOCIAL SE MUESTRA A CONTINUACIÓN. LOS SALDOS Y OPERACIONES INTERCOMPAÑÍAS IMPORTANTES, HAN SIDO ELIMINADOS EN ESTOS ESTADOS FINANCIEROS CONSOLIDADOS.

GRUPO O SUBSIDIARIAS	PARTICIPACIÓN
CONSORCIO DE INGENIERÍA INTEGRAL, S. A. DE C. V. (CIISA)	99.6%
PROYECTOS URBANOS ECOLÓGICOS, S. A. DE C. V. (PUESA)	99.9%
CONSTRUCTORA Y URBANIZADORA ARA, S. A. DE C. V. (CUARA)	99.9%
INMOBILIARIA ACRE, S. A. DE C. V. (ACRE)	99.1%
ASESORÍA TÉCNICA Y ADMINISTRATIVA GAVI, S. A. DE C. V.(GAVI)	99.9%
COMERCIALIZACIÓN Y VENTAS, S. A. (COVENSA)	98.0%
PROMOTORA Y DESARROLLADORA DE CENTROS COMERCIALES, S. A. DE C. V.(PDCC)	99.9%
DESARROLLOS INMOBILIARIOS Y TURÍSTICOS ARA, S.A. DE C.V.	99.9%
CONSORCIO ARA, LLC	100.0%

EL 22 DE FEBRERO DE 205, LA COMPAÑÍA CONTITUYO COMO ÚNICA ACCIONISTA A CONSORCIO ARA, LLC, QUIEN ACTUALMENTE CUENTA CON OFICINAS DE VENTA EN LAS CIUDADES DE NUEVA YORK Y CHICAGO EN DONDE SE OFRECE A LOS MEXICANOS QUE VIVEN EN ESTADOS UNIDOS, LA OPORTUNIDAD DE ADQUIRIR UNA VIVIENDA EN MÉXICO.

B. UTILIDAD INTEGRAL - LA UTILIDAD INTEGRAL QUE SE PRESENTA EN LOS ESTADOS DE VARIACIONES EN EL CAPITAL CONTABLE ADJUNTOS, ES LA MODIFICACIÓN DEL CAPITAL CONTABLE DURANTE EL EJERCICIO POR CONCEPTOS QUE NO SON DISTRIBUCIONES A LOS ACCIONISTAS O MOVIMIENTOS DEL CAPITAL CONTRIBUIDO; SE INTEGRA POR LA UTILIDAD NETA DEL EJERCICIO MÁS OTRAS PARTIDAS QUE REPRESENTAN UNA GANANCIA O PÉRDIDA DEL MISMO PERÍODO, QUE DE CONFORMIDAD CON LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS EN MÉXICO SE

PRESENTAN DIRECTAMENTE EN EL CAPITAL CONTABLE, SIN AFECTAR EL ESTADO DE RESULTADOS. EN 2005 Y 2004, LAS OTRAS PARTIDAS DE UTILIDAD INTEGRAL ESTÁN REPRESENTADAS POR LA INSUFICIENCIA, EN LA ACTUALIZACIÓN DEL CAPITAL CONTABLE Y POR EL RESULTADO DE LA INVERSIÓN DE LOS ACCIONISTAS MINORITARIOS.

3. RESUMEN DE LAS PRINCIPALES POLÍTICAS CONTABLES

LAS POLÍTICAS CONTABLES DE LA COMPAÑÍA ESTÁN DE ACUERDO CON LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS EN MÉXICO, LOS CUALES REQUIEREN QUE LA ADMINISTRACIÓN DE LA COMPAÑÍA EFECTÚE CIERTAS ESTIMACIONES Y UTILICE DETERMINADOS SUPUESTOS PARA VALUAR ALGUNAS DE LAS PARTIDAS DE LOS ESTADOS FINANCIEROS Y PARA EFECTUAR LAS REVELACIONES QUE SE REQUIEREN EN LOS MISMOS. AÚN CUANDO LOS RESULTADOS REALES PUEDEN DIFERIR DE DICHAS ESTIMACIONES, LA ADMINISTRACIÓN DE LA COMPAÑÍA CONSIDERA QUE LAS ESTIMACIONES Y SUPUESTOS UTILIZADOS FUERON LOS ADECUADOS EN LAS CIRCUNSTANCIAS. LAS PRINCIPALES POLÍTICAS CONTABLES SEGUIDAS POR LA COMPAÑÍA SON LAS SIGUIENTES:

A. RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACIÓN - LA COMPAÑÍA ACTUALIZA SUS ESTADOS FINANCIEROS EN TÉRMINOS DE PESOS DE PODER ADQUISITIVO DE LA FECHA DEL ÚLTIMO BALANCE GENERAL QUE SE PRESENTA, RECONOCIENDO ASÍ LOS EFECTOS DE LA INFLACIÓN EN LA INFORMACIÓN FINANCIERA. EN CONSECUENCIA, LOS ESTADOS FINANCIEROS DEL AÑO ANTERIOR QUE SE PRESENTAN, TAMBIÉN HAN SIDO ACTUALIZADOS EN TÉRMINOS DEL MISMO PODER ADQUISITIVO Y SUS CIFRAS DIFIEREN DE LAS ORIGINALMENTE PRESENTADAS QUE ESTABAN EN PESOS DE PODER ADQUISITIVO DEL CIERRE DEL AÑO ANTERIOR. CONSECUENTEMENTE, LAS CIFRAS DE LOS ESTADOS FINANCIEROS ADJUNTOS SON COMPARABLES, AL ESTAR TODAS EXPRESADAS EN PESOS CONSTANTES.

B. INVERSIONES TEMPORALES - SE VALÚAN AL COSTO DE ADQUISICIÓN, MÁS RENDIMIENTOS DEVENGADOS O A SU VALOR NETO DE REALIZACIÓN ESTIMADO, EL QUE SEA MENOR.

C. INSTRUMENTOS FINANCIEROS- LAS INVERSIONES EN INSTRUMENTOS FINANCIEROS QUE SON CONSERVADOS A SU VENCIMIENTO SE VALÚAN A SU COSTO DE ADQUISICIÓN. LOS RENDIMIENTOS Y COSTOS DE LOS INSTRUMENTOS FINANCIEROS SE RECONOCEN EN LOS RESULTADOS DEL EJERCICIO EN QUE SE DEVENGAN.

D. INVENTARIOS, TERRENOS PARA FUTURAS CONSTRUCCIONES Y COSTO DE VENTAS:

1. LAS OBRAS EN PROCESO Y MATERIALES PARA CONSTRUCCIÓN, SE VALÚAN A SU COSTO DE ADQUISICIÓN Y SE ACTUALIZAN UTILIZANDO UN ÍNDICE DE INFLACIÓN INTERNO CONFORME A LOS INSUMOS DE LOS MATERIALES DE CONSTRUCCIÓN. EL SALDO DE ESTA CUENTA REPRESENTA EL AVANCE DE OBRA EN FUNCIÓN AL COSTO REAL INCURRIDO. EL COSTO SE ACTUALIZA APLICANDO EL ÍNDICE DE INFLACIÓN INTERNO A LAS OBRAS EN PROCESO Y MATERIALES INCURRIDOS CONFORME EL PORCIENTO DE AVANCE DE OBRA EJECUTADA.

2. LOS TERRENOS EN PROCESO Y LA RESERVA TERRITORIAL PARA FUTURAS CONSTRUCCIONES SE VALÚAN A SU COSTO DE ADQUISICIÓN Y SE ACTUALIZAN A SU VALOR DE REPOSICIÓN DETERMINADO POR PERITOS INDEPENDIENTES. EL COSTO SE ACTUALIZA APLICANDO EL PORCIENTO DE AVANCE DE OBRA A LOS TERRENOS ACTUALIZADOS A VALOR DE REPOSICIÓN.

E. INVERSIÓN EN ACCIONES DE COMPAÑÍAS ASOCIADAS - LAS INVERSIONES EN

ASOCIADAS EN LAS CUALES LA COMPAÑÍA TIENE INFLUENCIA SIGNIFICATIVA, PERO NO TIENE CONTROL, SE VALÚAN UTILIZANDO EL MÉTODO DE PARTICIPACIÓN, QUE INCLUYE EL COSTO MÁS LA PARTICIPACIÓN DE LA COMPAÑÍA EN LAS UTILIDADES NO DISTRIBUIDAS POSTERIORES A LA ADQUISICIÓN Y LA ACTUALIZACIÓN DEL CAPITAL CONTABLE. ESTA ACTUALIZACIÓN ES INHERENTE AL MÉTODO DE PARTICIPACIÓN, YA QUE LOS ESTADOS FINANCIEROS DE LA EMPRESA EN LA QUE SE REALIZA LA INVERSIÓN TAMBIÉN SE PREPARAN CONFORME AL BOLETÍN B-10.

F. INMUEBLES, MAQUINARIA Y EQUIPO - SE REGISTRAN AL COSTO DE ADQUISICIÓN, Y SE ACTUALIZAN APLICANDO FACTORES DERIVADOS DEL ÍNDICE NACIONAL DE PRECIOS AL CONSUMIDOR ("INPC"). LA DEPRECIACIÓN SE CALCULA CONFORME AL MÉTODO DE LÍNEA RECTA, CON BASE EN LA VIDA ÚTIL REMANENTE DE LOS ACTIVOS, COMO SIGUE:

	AÑOS PROMEDIO 2005	2004
EDIFICIO	34	35
MAQUINARIA Y EQUIPO	8	9
EQUIPO DE TRANSPORTE	4	4
MOBILIARIO Y EQUIPO DE OFICINA	4	4

G. DETERIORO DE ACTIVOS DE LARGA DURACIÓN EN USO- LA COMPAÑÍA REVISA EL VALOR EN LIBROS DE LOS ACTIVOS DE LARGA DURACIÓN EN USO, ANTE LA PRESENCIA DE ALGÚN INDICIO DE DETERIORO QUE PUDIERA INDICAR QUE EL VALOR EN LIBROS DE LOS MISMOS PUDIERA NO SER RECUPERABLE, CONSIDERANDO EL MAYOR DEL VALOR PRESENTE DE LOS FLUJOS NETOS DE EFECTIVOS FUTUROS O EL PRECIO NETO DE VENTA EN EL CASO DE SU EVENTUAL DISPOSICIÓN. EL DETERIORO SE REGISTRA CONSIDERANDO EL IMPORTE DEL VALOR EN LIBROS QUE EXCEDA AL MAYOR DE LOS VALORES ANTES MENCIONADOS. LOS INDICIOS DE DETERIORO QUE SE CONSIDERAN PARA ESTOS EFECTOS, SON ENTRE OTROS, LAS PÉRDIDAS DE OPERACIÓN O FLUJOS DE EFECTIVO NEGATIVOS EN EL PERIÓDO SI ES QUE ESTÁN CONBINADOS CON UN HISTORIAL O PROYECCIÓN DE PÉRDIDAS, DEPRECIACIONES Y AMORTIZACIONES CARGADAS A RESULTADOS QUE EN TÉRMINOS PORCENTUALES, EN RELACIÓN CON LOS INGRESOS, SEAN SUBSTANCIALMENTE SUPERIORES A LAS DE EJERCICIOS ANTERIORES, EFECTOS DE OBSOLESCENCIA, REDUCCIÓN EN LA DEMANDA DE LOS PRODUCTOS QUE SE FABRICAN, COMPETENCIA Y OTROS FACTORES ECONÓMICOS Y LEGALES.

H. OBLIGACIONES LABORALES AL RETIRO - EL PASIVO POR PRIMAS DE ANTIGÜEDAD Y EL PLAN PENSIONES, SE RECONOCEN COMO COSTO DURANTE LOS AÑOS DE SERVICIO DEL PERSONAL. EL PASIVO POR ESTAS OBLIGACIONES Y SU COSTO SE CALCULAN POR ACTUARIOS INDEPENDIENTES CON BASE EN EL MÉTODO DE CRÉDITO UNITARIO PROYECTADO UTILIZANDO TASAS DE INTERÉS REALES. POR LO TANTO, SE ESTÁ RECONOCIENDO EL PASIVO QUE A VALOR PRESENTE, SE ESTIMA CUBRIRÁ LA OBLIGACIÓN POR ESTOS BENEFICIOS A LA FECHA ESTIMADA DE RETIRO DEL CONJUNTO DE EMPLEADOS QUE LABORA EN LA COMPAÑÍA. LAS INDEMNIZACIONES SE CARGAN A LOS RESULTADOS CUANDO SE TOMA LA DECISIÓN DE PAGARLAS.

I. RECONOCIMIENTO DE INGRESOS Y COSTOS - LA COMPAÑÍA UTILIZA EL MÉTODO DE PORCIENTO DE AVANCE DE OBRA EJECUTADA PARA RECONOCER LOS INGRESOS Y COSTOS EN LAS ACTIVIDADES QUE REALIZA COMO PROMOTOR Y CONTRATISTA, MEDIANTE EL CUAL LOS INGRESOS ESPERADOS REPRESENTADOS POR EL PRECIO DE VENTA DE LAS VIVIENDAS, SON MULTIPLICADOS POR EL PORCIENTO DE AVANCE DE OBRA EJECUTADA, AL RESULTADO OBTENIDO SE LE

APLICA EL PORCENTAJE DE COSTO ESPERADO EN CADA DESARROLLO, LA DIFERENCIA ENTRE INGRESO Y EL COSTO ASÍ OBTENIDO, CONSTITUYE EL RESULTADO BRUTO ACUMULADO. DE LOS RESULTADOS OBTENIDOS SE DISMINUIRÁN, EN SU CASO, LOS INGRESOS Y COSTOS RECONOCIDOS EN EJERCICIOS ANTERIORES PARA OBTENER LOS INGRESOS Y COSTOS DEL PERIODO A RECONOCER EN EL ESTADO DE RESULTADOS. EL MÉTODO DE PORCIENTO DE AVANCE DE OBRA EJECUTADA SE APLICA CUANDO SE HAYAN CUMPLIDO CON LAS SIGUIENTES CONDICIONES:

- EL CLIENTE HA ENTREGADO SU ENGANCHE (SI SE REQUIERE).
- EL CLIENTE HA FIRMADO EL CONTRATO DE COMPRA-VENTA RESPECTIVO, Y
- EL CLIENTE HA PRESENTADO TODA LA DOCUMENTACIÓN OFICIAL CORRESPONDIENTE QUE SE REQUIERE PARA OBTENER UN CRÉDITO (I) EN EL CASO DE VENTAS FINANCIADAS POR EL INSTITUTO NACIONAL DEL FONDO PARA LA VIVIENDA DE LOS TRABAJADORES (INFONAVIT) Y POR EL FONDO DE LA VIVIENDA DEL INSTITUTO DE SEGURIDAD Y SERVICIOS SOCIALES DE LOS TRABAJADORES DEL ESTADO (FOVISSSTE), EL COMPRADOR NECESITA OBTENER LA CALIFICACIÓN MÍNIMA APROBATORIA REQUERIDA; (II) EL CLIENTE HA OBTENIDO DE LA INSTITUCIÓN BANCARIA Y/O DE LA SOCIEDAD HIPOTECARIA FEDERAL (SHF) LA ASIGNACIÓN DE SU CRÉDITO, PARA LA ADQUISICIÓN DE LA VIVIENDA; (III), (A) CUANDO EL COMPRADOR ADQUIERE EL TERRENO DE LA COMPAÑÍA, PRIMERO ES ESCRITURADO Y (B) OBTIENE UN PRÉSTAMO DE UNA INSTITUCIÓN BANCARIA PARA LA CONSTRUCCIÓN COMPLETA DE LA CASA Y EL BANCO COMIENZA A SUMINISTRAR ANTICIPOS A LA COMPAÑÍA EN BASE AL AVANCE DE OBRA EFECTUADA Y (IV)COFINANCIAMIENTO INFONAVIT, EL CLIENTE PERCIBE INGRESOS DE 7 A 10.9 SALARIOS MÍNIMOS MENSUALES, OBTIENE LA CALIFICACIÓN Y PRESENTA LA DOCUMENTACIÓN OFICIAL REQUERIDA PARA OBTENER UN CRÉDITO, EL CUAL ES OTORGADO CONJUNTAMENTE POR EL INFONAVIT Y POR UNA SOCIEDAD FINANCIERA DE OBJETO LIMITADO(SOFOL) Y/O UN BANCO.

LA COMPAÑÍA UTILIZA EL MÉTODO DE PORCIENTO DE AVANCE DE OBRA EJECUTADA PARA LOS COSTOS E INGRESOS INCURRIDOS EN LAS ACTIVIDADES QUE REALIZA COMO CONTRATISTA, DE ACUERDO A LOS CONTRATOS QUE EFECTÚE.

LOS COSTOS DE LOS CONTRATOS INCLUYEN TODOS LOS MATERIALES DIRECTOS, MANO DE OBRA Y TODOS LOS COSTOS INDIRECTOS RELACIONADOS CON EL DESARROLLO DE LOS PROYECTOS, TALES COMO MANO DE OBRA INDIRECTA, COMPRAS, EQUIPO, REPARACIONES Y DEPRECIACIÓN. LOS GASTOS GENERALES Y DE ADMINISTRACIÓN SON CARGADOS A RESULTADOS CUANDO SE INCURREN. LAS PROVISIONES PARA PÉRDIDAS EN ESTIMACIONES O CONTRATOS NO TERMINADOS SON RECONOCIDAS EN EL PERIODO EN QUE SON DETERMINADAS.

LOS INGRESOS POR ARRENDAMIENTO DE UNICENTROS Y MINICENTROS COMERCIALES SE RECONOCEN CONFORME SE DEVENGAN (VER NOTA 16).

J. IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO Y PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES - EL IMPUESTO SOBRE LA RENTA (ISR) Y LA PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES (PTU), SE REGISTRAN EN LOS RESULTADOS DEL AÑO EN QUE SE CAUSAN, Y SE RECONOCE EL ISR DIFERIDO PROVENIENTE DE LAS DIFERENCIAS TEMPORALES QUE RESULTAN DE LA COMPARACIÓN DE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS, Y EN SU CASO, SE INCLUYE EL BENEFICIO DE LAS PÉRDIDAS FISCALES POR AMORTIZAR. EL ISR DIFERIDO ACTIVO, SE REGISTRA SÓLO CUANDO EXISTE ALTA PROBABILIDAD DE QUE PUEDA RECUPERARSE. SE RECONOCE LA PTU DIFERIDA

PROVENIENTE DE LAS DIFERENCIAS TEMPORALES ENTRE EL RESULTADO CONTABLE Y LA RENTA GRAVABLE, SÓLO CUANDO SE PUEDA PRESUMIR RAZONABLEMENTE QUE VAN PROVOCAR UN PASIVO O BENEFICIO, Y NO EXISTA ALGÚN INDICIO DE QUE VAYA A CAMBIAR ESA SITUACIÓN, DE TAL MANERA QUE LOS PASIVOS O LOS BENEFICIOS NO SE MATERIALICEN.

EL IMPUESTO AL ACTIVO (IMPAC) PAGADO QUE SE ESPERA RECUPERAR, SE REGISTRA COMO UN ANTICIPO DE ISR Y SE PRESENTA EN EL BALANCE GENERAL DISMINUYENDO EL PASIVO POR ISR DIFERIDO.

K. OPERACIONES EN MONEDA EXTRANJERA - LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN AL TIPO DE CAMBIO VIGENTE A LA FECHA DE SU CELEBRACIÓN. LOS ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA SE VALÚAN EN MONEDA NACIONAL AL TIPO DE CAMBIO VIGENTE A LA FECHA DE LOS ESTADOS FINANCIEROS. LAS FLUCTUACIONES CAMBIARIAS SE REGISTRAN EN LOS RESULTADOS.

L. INSUFICIENCIA EN LA ACTUALIZACIÓN DEL CAPITAL CONTABLE - SE INTEGRA DEL RESULTADO POR POSICIÓN MONETARIA ACUMULADO HASTA LA PRIMERA ACTUALIZACIÓN Y LA PÉRDIDA POR TENENCIA DE ACTIVOS NO MONETARIOS QUE REPRESENTA EL CAMBIO EN EL NIVEL ESPECÍFICO DE PRECIOS DE LOS TERRENOS QUE SE INCREMENTÓ POR DEBAJO DE LA INFLACIÓN.

M. RESULTADO POR POSICIÓN MONETARIA - EL RESULTADO POR POSICIÓN MONETARIA, QUE REPRESENTA LA EROSIÓN DEL PODER ADQUISITIVO DE LAS PARTIDAS MONETARIAS ORIGINADA POR LA INFLACIÓN, SE CALCULA APLICANDO FACTORES DERIVADOS DEL INPC A LA POSICIÓN MONETARIA NETA MENSUAL. LA PÉRDIDA SE ORIGINA DE MANTENER UNA POSICIÓN MONETARIA ACTIVA NETA.

N. UTILIDAD POR ACCIÓN - LA UTILIDAD BÁSICA POR ACCIÓN ORDINARIA SE CALCULA DIVIDIENDO LA UTILIDAD NETA MAYORITARIA ENTRE EL PROMEDIO PONDERADO DE ACCIONES ORDINARIAS EN CIRCULACIÓN DURANTE EL EJERCICIO.

4. INVERSIONES TEMPORALES Y EFECTIVO

	2005	2004
INVERSIONES TEMPORALES (1)	$1,465,036	$ 1,215,839
EFECTIVO	146,717	52,041
	$1,611,753	$1,267,880

(1) AL 31 DE DICIEMBRE DE 2004 SE TENIA $94,870 REPRESENTADOS POR CERTIFICADOS BURSÁTILES DE INDEMNIZACIÓN CARRETERA SEGREGABLES ("CBICS"), EMITIDOS POR EL BANCO NACIONAL DE OBRAS Y SERVICIOS PÚBLICOS, S. N. C. LOS CUALES GENERABAN UNA TASA DE INTERÉS ANUAL DEL 4%.
AL 31 DE DICIEMBRE DE 2005 LA COMPAÑÍA DECIDIO REALIZAR DICHOS CERTIFICADOS OBTENIENDO UNA GANANCIA NETA DE $ 10,505.

D. EN DICIEMBRE DE 2004, LA COMPAÑÍA ADQUIRIÓ UN TERRENO POR $138,809, POR EL QUE NO SE HA REALIZADO EL TRASLADO DE DOMINIO DE PROPIEDAD SINO HASTA EL MOMENTO DE SU LIQUIDACIÓN. EL IMPORTE POR PAGAR AL 31 DE DICIEMBRE DE 2005, ES DE $16,000 QUE SE PRESENTA DENTRO DEL RUBRO DE PROVEEDORES.

7. OTROS ACTIVOS

	2005	2004
OTRAS CUENTAS POR COBRAR	$ 8,532	$ 4,729
IMPUESTOS POR RECUPERAR (PRINCIPALMENTE IVA, ISR E IMPAC)	20,342	26,360
PAGOS ANTICIPADOS	17,983	11,284
DEPÓSITOS EN GARANTÍA	45,821	44,019
	$ 92,678	$ 86,392

8. INVERSIÓN EN ACCIONES DE COMPAÑÍAS ASOCIADAS

LAS INVERSIONES EN ACCIONES DE COMPAÑÍAS ASOCIADAS QUE SE VALÚAN A TRAVÉS DEL MÉTODO DE PARTICIPACIÓN SON:

COMPAÑIA ASOCIADA	% DE PART.	VALOR CONTABLE DE LA PARTICIPACIÓN		PARTICIPACIÓN EN LOS RESULTADOS	
		2005	2004	2005	2004
CENTRO SAN MIGUEL, S. DE R. L. (1) (CSM)	50.00	$ 8,694	$ 6,487	$ 4,958	$(2,864)
CENTRO REGIONAL LAS AMERICAS, S. DE R. L. (2) (CRAS)	50.00	35,760	24,879	6,364	24,875
HABITANIA MONTES DE OCA, S. A. DE C. V. (3)	33.33	5,957	5,579	566	-
		$ 50,411	$36,945	$ 11,888	22,011

(1) A PARTIR DEL 1 DE ENERO DE 2004, SE APLICA EL 50% A LOS RESULTADOS DE LA INVERSIÓN

(2) A PARTIR DEL 1 DE JULIO DE 2004, LA COMPAÑÍA PARTICIPA EN ESTA INVERSIÓN CUYO OBJETO PRINCIPAL ES LA CONSTRUCCIÓN, COMERCIALIZACIÓN, ARRENDAMIENTO Y ADMINISTRACIÓN, DE TODO TIPO DE PROYECTOS INMOBILIARIOS INCLUYENDO CENTROS COMERCIALES.

(3) A PARTIR DEL 9 DE SEPTIEMBRE 2004, LA COMPAÑÍA PARTICIPA EN ESTA INVERSIÓN CUYO OBJETO PRINCIPAL ES LA PLANEACIÓN, DESARROLLO, CONSTRUCCIÓN Y PROMOCIÓN DE UN CONDOMINIO QUE CONSTA DE 44 DEPARTAMENTOS.

9. INMUEBLES, MAQUINARIA Y EQUIPO

	2005	2004
EDIFICIO EN CONDOMINIO	$ 61,906	$ 64,437
EDIFICIO PARA ARRENDAMIENTO	37,645	36,688
MAQUINARIA Y EQUIPO	513,041	491,374
EQUIPO DE TRANSPORTE	60,946	58,097
MOBILIARIO Y EQUIPO DE OFICINA	54,218	52,608
	727,756	703,204
DEPRECIACIÓN ACUMULADA	(395,716)	(348,230)
	332,040	354,974
TERRENO	34,878	30,645
CONSTRUCCIÓN EN PROCESO	-	483
	$ 366,918	$ 386,102
EQUIPOS ADQUIRIDOS MEDIANTE CONTRATOS DE ARRENDAMIENTO FINANCIERO:		
MAQUINARIA Y EQUIPO	124,370	131,105
EQUIPO DE TRANSPORTE	54,001	53,170
MOBILIARIO Y EQUIPO DE OFICINA	8,093	3,543
DEPRECIACIÓN ACUMULADA	(59,507)	(46,247)
	126,957	141,571
	$ 493,875	$ 527,673

10. CUENTAS Y DOCUMENTOS POR COBRAR A ASOCIADAS

	2005	2004
DOCUMENTOS POR COBRAR A CSM (1)	$ 40,497	$ 87,531
CUENTAS Y DOCUMENTOS POR COBRAR A CRAS(2)	119,634	35,349
OTRAS CUENTAS POR COBRAR	4,558	2,569
OTRAS CUENTAS POR COBRAR A CSM	149	20,940
	164,838	146,389
MENOS CUENTA POR COBRAR A CORTO PLAZO	(4,707)	(36,837)
	$ 160,131	$ 109,552

(1) DEVENGA INTERESES A LA TASA ANUAL DEL 18%, EL VENCIMIENTO DEL CAPITAL E INTERESES ES EL 23 DE DICIEMBRE DE 2003.
CON FECHA 2 DE DICIEMBRE DE 2005, SE CELEBRÓ CONVENIO DE CESIÓN ONEROSA DE DERECHOS Y OBLIGACIONES ENTRE CUARA Y PDCC, CON ESTA FECHA CUARA CEDE A PDCC LOS DERECHOS Y OBLIGACIONES A FAVOR Y CARGO DE CUARA, BAJO EL CONTRATO DE PRESTAMO.

(2) CRAS TIENE CELEBRADO UN CONTRATO DE APERTURA DE CRÉDITO CON PDCC POR

$230,000, CON FECHA LÍMITE PARA LA DISPOSICIÓN DEL MISMO EL 31 DE AGOSTO DE 2006. AL 31 DE DICIEMBRE DE 2005 CRAS HA DISPUESTO DE $97,891. LAS DISPOSICIONES DE EFECTIVO DEL CRÉDITO GENERAN INTERESES A LA TASA ANUAL DEL 21%. CRAS SE OBLIGA A DESTINAR LOS PRÉSTAMOS AL DESARROLLO DEL PROYECTO DENOMINADO "CENTRO COMERCIAL LAS AMÉRICAS" Y DEMÁS ACTIVIDADES MERCANTILES. EL PLAZO DE LAS DISPOSICIONES SERÁ DE ACUERDO CON LAS FECHAS DE VENCIMIENTO ESTABLECIDAS EN CADA DISPOSICIÓN.

11. INSTITUCIONES DE CRÉDITO

LA COMPAÑÍA CUENTA CON LÍNEAS DE CRÉDITO VIGENTES CON DIVERSAS INSTITUCIONES FINANCIERAS POR UN TOTAL DE APROXIMADAMENTE $1,723,300.

DURANTE EL PERIODO, LA COMPAÑÍA UTILIZÓ LAS LÍNEAS DE CRÉDITO DISPONIENDO POR UN MONTO DE $1,135,000, LOS CUALES FUERON LIQUIDADOS ANTES DEL 31 DE DICIEMBRE DE 2005.
A LA FECHA LA COMPAÑIA TIENE UN PRESTAMO QUIROGRAFARIO A LA TASA DE INTERÉS ANUAL DEL 8.65% POR UN IMPORTE DE $ 25,000.

12. IMPUESTOS Y GASTOS ACUMULADOS

	2005	2004
IMPUESTOS, EXCEPTO IMPUESTO SOBRE LA RENTA E IMPUESTO AL ACTIVO	$ 16,379	$ 13,857
GASTOS ACUMULADOS	165,902	129,095
INTERESES POR PAGAR	96	-
FONDOS RETENIDOS EN GARANTÍA	74,644	72,197
ANTICIPOS DE CLIENTES	249,930	334,321
	506,951	549,470
PORCIÓN CIRCULANTE DE OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO FINANCIERO	44,310	39,706
	$ 551,261	$ 589,176

13. OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO FINANCIERO

A. OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO FINANCIERO DE EQUIPO QUE TIENEN TASAS QUE VAN DEL 7.35% AL 10.11% DE INTERÉS ANUAL AL 31 DE DICIEMBRE DE 2005.

B. AL 31 DE DICIEMBRE DE 2005 Y 2004, LOS COMPROMISOS MÍNIMOS DE PAGO POR ARRENDAMIENTOS CAPITALIZABLES SON:

	2005	2004
ACREEDORES POR CONTRATOS DE ARRENDAMIENTO	$ 87,465	$ 115,837
INTERESES NO DEVENGADOS	-	(1,314)
VALOR PRESENTE DE LAS OBLIGACIONES	87,465	114,523
PORCIÓN CIRCULANTE DE LAS OBLIGACIONES	(44,310)	(39,706)
PORCIÓN A LARGO PLAZO DE ARRENDAMIENTO CAPITALIZABLE	$ 43,155	$ 74,817

EL PASIVO POR CONTRATOS DE ARRENDAMIENTO CAPITALIZABLE QUE INCLUYE UNA

OPCIÓN DE COMPRA AL FINAL DEL ÚLTIMO AÑO POR $171 VENCE COMO SIGUE:

AÑO QUE TERMINARÁ EL 31 DE DIC. DE	
2007	29,613
2008	10,861
2009	2,681
	$ 43,155

14.OBLIGACIONES LABORALES AL RETIRO

EL COSTO NETO DEL PERIÓDO POR LAS OBLIGACIONES DERIVADAS DEL PLAN DE PENSIONES Y PRIMAS DE ANTIGÜEDAD, ASCENDIÓ A $ 3,837 Y $3,878 EN 2005 Y 2004,RESPECTIVAMENTE.POR EL PASIVO AL 31 DE DICIEMBRE DE 2005 Y 2004, EXISTE UN ACTIVO DE TRANSICIÓN POR LA MISMA CANTIDAD.A PARTIR DE 2005 INCLUYE $10,477 POE INDEMNIZACIONES AL PERSONAL POR TERMINACIÓN DE RELACIÓN LABORAL. OTRAS REVELACIONES QUE REQUIEREN LAS DISPOSICIONES CONTABLES SE CONSIDERAN POCO IMPORTANTES.

15. CAPITAL CONTABLE

A. EL CAPITAL CONTABLE DE LA COMPAÑÍA AL 31 DE DICIEMBRE DE 2005, SE ANALIZA COMO SIGUE:

	NÚMERO DE ACCIONES	VALOR NOMINAL	EFECTOS DE ACTUALIZACIÓN	TOTAL
CAPITAL SOCIAL:				
CAPITAL FIJO SERIE ÚNICA	327,623,174	$ 436,834	$ 549,022	$ 985,856
PRIMA EN SUSCRIPCIÓN DE ACCIONES		217,607	306,237	523,844
RESERVA PARA LA ADQUISICIÓN DE ACCIONES PROPIAS		22,717	43,201	65,918
PRIMA EN RECOLOCACIÓN DE ACCIONES RECOMPRADAS		23,740	3,644	27,384
UTILIDADES RETENIDAS		5,976,172	368,353	6,344,525
INSUFICIENCIA EN LA ACTUALIZACIÓN DEL CAPITAL CONTABLE		-	(342,012)	(342,012)
EFECTO ACUMULADO DE ISR DIFERIDO		(634,037)	(227,567)	(861,604)
INTERÉS MINORITARIO EN SUBSIDIARIAS CONSOLIDADAS		24,835	527	25,362
TOTAL	327,623,174	$6,067,868	$ 701,405	$6,769,273

B. DE ACUERDO CON LA RESOLUCIÓN ADOPTADA EN LA ASAMBLEA GENERAL ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS DE COMPAÑÍA CELEBRADA EL 22 DE ABRIL DE 2002,SE RESUELVE DESTINAR HASTA UN 20% DEL CAPITAL CONTABLE A LA COMPRA DE ACCIONES PROPIAS EN TÉRMINO DE LO PREVISTO EN EL ARTÍCULO 14 BIS 3, FRACCIÓN I DE LA LEY DE MERCADO DE VALORES.

C. EL CAPITAL SOCIAL AL 31 DE DICIEMBRE DE 2005 Y 2004 ESTA REPRESENTANDO POR 328,211,874 ACCIONES ORDINARIAS NOMINATIVAS, SIN EXPRESIÓN DE VALOR

NOMINAL, SERIE ÚNICA, DE SUSCRIPCIÓN LIBRE, ÍNTEGRAMENTE SUSCRITAS Y PAGADAS.

D. DURANTE EL EJERCICIO DE 2005 Y 2004, LA COMPAÑÍA EFECTUÓ OPERACIONES DE COMPRA Y VENTA DE ACCIONES PROPIAS Y POR LAS CUALES INCURRIÓ EN UNA GANANCIA DE $ 3,868 Y $988 RESPECTIVAMENTE.
AL 31 DE DICIEMBRE DE 2005, LA COMPAÑÍA TENÍA 588,700 ACCIONES RECOMPRADAS LAS CUALES ESTABAN PENDIENTES DE COLOCARSE A ESA FECHA. EL VALOR DE MERCADO DE LAS ACCIONES AL 31 DE DICIEMBRE DE 2005 FUE DE $45.01 POR ACCIÓN.

E. LAS UTILIDADES RETENIDAS INCLUYEN LA RESERVA LEGAL. DE ACUERDO CON LA LEY GENERAL DE SOCIEDADES MERCANTILES, DE LAS UTILIDADES NETAS DEL EJERCICIO DEBEN SEPARARSE UN 5% COMO MÍNIMO PARA FORMAR LA RESERVA LEGAL, HASTA QUE SU IMPORTE ASCIENDA AL 20% DEL CAPITAL SOCIAL. LA RESERVA LEGAL PUEDE CAPITALIZARSE, PERO NO DEBE REPARTIRSE A MENOS QUE SE DISUELVA LA SOCIEDAD, Y DEBE SER RECONSTITUIDA CUANDO DISMINUYA POR CUALQUIER MOTIVO. AL 31 DE DICIEMBRE DE 2005 Y 2004, SU IMPORTE ASCIENDE A $197,228 Y $194,760, RESPECTIVAMENTE.

F. EN LA ASAMBLEA GENERAL ORDINARIA ANUAL DE ACCIONISTAS CELEBRADA EL 21 DE ABRIL DE 2005, SE ACORDÓ APLICAR LA CANTIDAD DE HASTA $141,131,106 PESOS, AL PAGO DE UN DIVIDENDO EN EFECTIVO A LOS ACCIONISTAS, A RAZON DE $0.43 POR ACCIÓN EMITIDA Y EN CIRCULACIÓN.

G. LA DISTRIBUCIÓN DEL CAPITAL CONTABLE, EXCEPTO POR LOS IMPORTES ACTUALIZADOS DEL CAPITAL APORTADO Y DE LAS UTILIDADES RETENIDAS FISCALES, CAUSARÁ EL IMPUESTO SOBRE LA RENTA SOBRE DIVIDENDOS A CARGO DE LA COMPAÑÍA A LA TASA VIGENTE. EN EL AÑO DE 2004 LA TASA FUE DEL 33%, SE REDUCE LA TASA DEL ISR AL 30% PARA EL AÑO 2005 Y SE REDUCIRÁ EN UN PUNTO PORCENTUAL EN CADA AÑO, HASTA LLEGAR AL 28% A PARTIR DEL 2007. EL IMPUESTO QUE SE PAGUE POR DICHA DISTRIBUCIÓN, SE PODRÁ ACREDITAR CONTRA EL

IMPUESTO SOBRE LA RENTA DEL EJERCICIO EN EL QUE SE PAGUE EL IMPUESTO SOBRE DIVIDENDOS Y EN LOS DOS EJERCICIOS INMEDIATOS SIGUIENTES, CONTRA EL

IMPUESTO DEL EJERCICIO Y LOS PAGOS PROVISIONALES DE LOS MISMOS.

H. EL CAPITAL DE APORTACIÓN QUE HA GENERADO EN FORMA INDIVIDUAL CONSORCIO ARA, S.A. DE C.V. Y LA UTILIDAD FISCAL NETA Y UTILIDAD FISCAL NETA REINVERTIDA CONSOLIDADA, SON COMO SIGUE:

	2005	2004
CUENTA DE CAPAITAL DE APORTACIÓN	$ 1,309,479	$ 1,309,479
CUENTA DE UTILIDAD FISCAL NETA	1,282,494	731,228
CUENTA DE UTILIDAD FISCAL NETA REINVERTIDA	-	150,468
TOTAL	$ 2,591,973	$ 2,191,175

16. RENTAS POR COBRAR DE CONTRATOS DE ARRENDAMIENTO

EL IMPORTE DE RENTAS PROVIENE DE ARRENDAMIENTOS DE UNICENTROS Y MINICENTROS COMERCIALES, LAS CUALES SE ESTABLECIERON AL INICIO DEL CONTRATO Y SE INCREMENTAN CONFORMAE A LA INFLACIÓN DEL AÑO, RENOVABLES EN FORMA ANUAL. EN 2005 EL MONTO DE LOS ARRENDAMIENTOS CONTRATADOS SERÁ DE APROXIMADAMENTE $ 10,098.

17. SALDOS Y OPERACIONES EN MONEDA EXTRANJERA

A. LA POSICIÓN MONETARIA EN MONEDA EXTRANJERA AL 31 DE DICIEMBRE ES:

	2005	2004
MILES DE DÓLARES ESTADOUNIDENSES		
ACTIVOS MONETARIOS	$ 5,662	$ 9,203
PASIVOS MONETARIOS	(27,808)	(12,050)
POSICIÓN (PASIVA) ACTIVA, NETA	(22,146)	(2,847)
EQUIVALENTE EN PESOS	$ (235,309)	$ 32,801

B. LAS OPERACIONES EN MONEDA EXTRANJERA FUERON COMO SIGUE:

	2005	2004
	(EN MILES DE DÓLARES ESTADOUNIDENSES)	
COMPRAS Y ANTICIPOS DE TERRENOS	20,177	22,271
ADQUISICIÓN DE EQUIPO	799	3,073

C. LOS TIPOS DE CAMBIO VIGENTES A LA FECHA DE LOS ESTADOS FINANCIEROS FUERON COMO SIGUE:

	AL 31 DE DICIEMBRE DE 2005	2004
DÓLAR AMERICANO	$10.6344	$11.15

18. TRANSACCIONES CON PARTES RELACIONADAS

LA COMPAÑIA EFECTUÓ TRANSACCIONES CON LAS COMPAÑÍAS ASOCIADAS DURANTE EL CURSO NORMAL DE SUS OPERACIONES, COMO SIGUE:

	2005	2004
INGRESOS POR:		
SERVICIOS ADMINISTRATIVOS	$ 3,013	$ 960
VENTA DE TERRENO	$ 49,620	$121,787
INTERESES-NETO	$ 7,794	$ 14,704
COSTOS POR:		
VENTA DE TERRENO	$ 32,794	$ 82,814

19. OTROS INGRESOS, NETO

	2005	2004
OTROS INGRESOS-NETO (INGRESOS PRINCIPALMENTE POR COBRO DE EXCEDENTE EN GASTOS)	$ 25,166	$ 3,543
	========	========

20. IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO Y PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES

LA COMPAÑÍA Y SUS SUBSIDIARIAS ESTÁN SUJETAS, INDIVIDUALMENTE AL ISR Y AL IMPUESTO AL ACTIVO IMPAC. EL ISR SE CALCULA CONSIDERANDO COMO GRAVABLES O DEDUCIBLES CIERTOS EFECTOS DE LA INFLACIÓN TALES COMO LA DEPRECIACIÓN CALCULADA SOBRE VALORES EN PESOS CONSTANTES, SE ACUMULA O DEDUCE EL EFECTO DE LA INFLACIÓN SOBRE CIERTOS PASIVOS Y ACTIVOS MONETARIOS A TRAVÉS DEL AJUSTE ANUAL POR INFLACIÓN, EL CUAL ES SIMILAR EN CONCEPTO AL RESULTADO POR POSICIÓN MONETARIA, Y A PARTIR DE 2005, CONFORME A LAS MODIFICACIONES A LAS LEYES DEL ISR E IMPAC PUBLICADAS EL 1 DE DICIEMBRE DE 2004 APLICABLES A PARTIR DE 2005, A) SE REDUCE LA TASA DE ISR A 30% PARA EL AÑO 2005, A 29% EN 2006 Y A 28% DE 2007 EN ADELANTE (LA TASA EN 2004 FUE EL 33%); B) PARA EFECTOR DE ISR SE DEDUCE EL COSTO DE VENTAS EN LUGAR DE LAS ADQUISICIONES DE LOS INVENTARIOS; C) EN 2005 SE PUEDE OPTAR POR ACUMULAR EN UN PERIÓDO DE 4 A 12 AÑOS LOS INVENTARIOS AL 31 DE DICIEMBRE DE 2004, DETERMINADOS CON BASE EN LAS REGLAS FISCALES; AL OPTAR POR ACUMULAR LOS INVENTARIOS EL SALDO DE ÉSTOS SE DEBERÁ DISMINUIR CON EL SALDO NO DEDUCIDO

DE LOS INVENTARIOS DE LA REGLA 106 Y LAS PÉRDIDAS FISCALES POR AMORTIZAR, Y SE DEDUCE EL COSTO DE VENTAS DE LOS INVENTARIOS CONFORME SE ENAJENEN; D) A PARTIR DE 2006 SERÁ DISMINUIBLE EN SU TOTALIDAD LA PARTICIPACIÓN A LOS TRABAJADORES EN LAS UTILIDADES QUE SE PAGUE Y E) SE INCLUYEN LOS PASIVOS BANCARIOS Y CON EXTRANJEROS PARA DETERMINAR LA BASE GRAVABLE DEL IMPAC.

POR OTRA PARTE, EL IMPAC SE CAUSA A RAZÓN DEL 1.8% DEL PROMEDIO NETO DE LA MAYORIA DE LOS ACTIVOS (A VALORES ACTUALIZADOS) Y DE CIERTOS PASIVOS, Y SE PAGA ÚNICAMENTE POR EL MONTO EN QUE EXCEDA AL ISR DEL AÑO; CUALQUIER PAGO QUE SE EFECTÚE ES RECUPERABLE CONTRA EL MONTO EN QUE EL ISR EXCEDA AL IMPAC EN LOS DIEZ EJERCICIOS SUBSECUENTES.

A. EL ISR Y LA PTU, SE INTEGRAN COMO SIGUE:

	2005	2004
ISR:		
CAUSADO	$ 260,800	$ 166,131
DIFERIDO	195,988	254,173
EFECTO EN ISR DIFERIDO POR REDUCCION DE TASAS	(47,864)	(199,039)
VARIACIÓN EN LA ESTIMACIÓN PARA VALUACIÓN DEL IMPUESTO AL ACTIVO Y PÉRDIDAS FISCALES POR RECUPERAR	1,900	1,703
	$ 410,824	$ 222,968
	==========	==========
PTU CAUSADA	$ 1,642	$ 1,397
	==========	==========

PARA LA DETERMINACIÓN DEL ISR DIFERIDO AL 31 DE DICIEMBRE DE 2004, LA COMPAÑÍA APLICÓ LAS DIVERSAS TASAS QUE ESTARÁN VIGENTES A PARTIR DE 2005, A LAS DIFERENCIAS TEMPORALES, DE ACUERDO A SU FECHA ESTIMADA DE REVERSIÓN. ADICIONALMENTE, DE ACUERDO CON LAS DISPOSICIONES FISCALES EN VIGOR A PARTIR DE 2005, LA ADMINISTRACIÓN DE LA COMPAÑÍA DECIDIÓ OPTAR POR ACUMULAR EL INVENTARIO FISCAL AL 31 DE DICIEMBRE DE 2004 CON IMPORTE DE $5,088,362 EN UN PERIODO DE 11 AÑOS A PARTIR DEL EJERCICIO 2005, CALCULADO CON BASE EN LA ROTACIÓN DEL INVENTARIO SEGÚN LO ESTABLECIDO EN LA LEY DE IMPUESTO SOBRE LA RENTA, POR LO QUE SE DIFIERE EL EFECTO INICIAL DE LA NUEVA DISPOSICIÓN DE YA NO DEDUCIR LAS ADQUISICIONES DE INVENTARIOS. EL RESULTADO DERIVADO DE LA APLICACIÓN DE LAS DIVERSAS TASAS SE PRESENTA EN EL CUADRO ANTERIOR EN EL RUBRO EFECTO EN EL ISR DIFERIDO POR REDUCCIÓN DE TASAS.

DURANTE LOS AÑOS QUE TERMINARON EL 31 DE DICIEMBRE DE 2004 Y 2003, ALGUNAS COMPAÑÍAS AMORTIZARON PÉRDIDAS FISCALES A VALOR NOMINAL POR UN TOTAL DE $16,534 Y $10,181 RESPECTIVAMENTE. EL CORRESPONDIENTE BENEFICIO POR AMORTIZACIÓN DE PÉRDIDAS FISCALES SE DISMINUYÓ EN LA DETERMINACIÓN DEL IMPUESTO SOBRE LA RENTA DIFERIDO.

B. LA CONCILIACIÓN DE LA TASA DEL ISR Y LA TASA EFECTIVA COMO UN PORCIENTO DE LA UTILIDAD ANTES DE ISR Y PTU DEL EJERCICIO DE 2005 SE MUESTRA A CONTINUACIÓN. LA TASA EFECTIVA DEL ISR DE 2004 TAMBIÉN DIFIERE DE LA TASA LEGAL AUNQUE EN UNA PROPORCIÓN MAYOR A LA DE 2005, DEBIDO PRINCIPALMENTE A CIERTAS DIFERENCIAS PERMANENTES COMO GASTOS NO DEDUCIBLES, REDUCCIÓN DE TASAS Y EFECTOS DE INFLACIÓN.

	2005
TASA LEGAL	30.00%
MAS EFECTO DE DIFERENCIAS PERMANENTES, PRINCIPALMENTE GASTOS NO DEDUCIBLES	1.41
MENOS EFECTOS DE LA INFLACIÓN	(1.19)
EFECTO EN ISR DIFERIDO POR REDUCCIÓN DE TASAS	(3.15)
TASA EFECTIVA	27.07%

C. LOS PRINCIPALES CONCEPTOS QUE ORIGINAN EL SALDO DEL PASIVO POR IMPUESTO SOBRE LA RENTA DIFERIDO, SON:

	2005	2004
IMPUESTO SOBRE LA RENTA DIFERIDO ACTIVO (PASIVO):		
INVENTARIOS Y TERRENOS PARA FUTURAS CONSTRUCCIONES	$(1,332,869)	$(1,431,378)
CLIENTES POR AVANCE DE OBRA	(512,252)	(346,507)
INMUEBLES, MAQUINARIA Y EQUIPO	(61,420)	(60,068)
ANTICIPOS DE CLIENTES	62,437	88,759
ESTIMACIÓN PARA CUENTAS DE COBRO DUDOSO Y PARA CANCELACIÓN DE CONTRATOS	6,070	5,035
OTROS, NETO	37,820	41,743
ISR DIFERIDO DE DIFERENCIAS TEMPORALES	(1,800,214)	(1,702,416)
EFECTO DE PÉRDIDAS FISCALES POR AMORTIZAR	25,256	26,834
IMPUESTO AL ACTIVO PAGADO POR RECUPERAR	19,745	16,979
	45,001	43,813
ESTIMACIÓN PARA VALUACIÓN DEL ACTIVO POR IMPUESTO SOBRE LA RENTA DIFERIDO (1)	(32,059)	(32,981)
PASIVO A LARGO PLAZO NETO	$(1,787,272)	$(1,691,584)

(1) LA ESTIMACIÓN PARA VALUACIÓN CORRESPONDE AL IMPUESTO SOBRE LA RENTA DIFERIDO ACTIVO DE CONSORCIO ARA, S.A. DE C.V. Y PDCC GENERADO EN FORMA INDIVIDUAL, CUYO BENEFICIO NO SE REGISTRÓ DEBIDO A LA INCERTIDUMBRE DE SU RECUPERACIÓN.

D. LOS BENEFICIOS DE LAS PÉRDIDAS FISCALES PENDIENTES DE AMORTIZAR Y EL IMPAC POR RECUPERAR POR LOS QUE YA SE HA RECONOCIDO PARCIALMENTE EL ACTIVO POR ISR DIFERIDO Y UN PAGO ANTICIPADO POR ISR, RESPECTIVAMENTE, PUEDEN RECUPERARSE CUMPLIENDO CON CIERTOS REQUISITOS. LOS AÑOS DE VENCIMIENTO Y SUS MONTOS ACTUALIZADOS AL 31 DE DICIEMBRE DE 2005 SON:

AÑO DE VENCIMIENTO	PÉRDIDAS AMORTIZABLES	IMPAC RECUPERABLE
2006	$ 10,227	$1,071
2007		534
2008		1,121
2009	19,475	1,476
2010		2,826
2011		2,560
2012	2,042	2,135
2013	12,313	2,336
2014	29,743	2,917
2015	13,290	2,769
	$ 87,090	$19,745

21. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

LA COMPAÑÍA OPERA COMO PROMOTOR, CONTRATISTA Y ARRENDADOR, COMO SE EXPLICA EN LA NOTA 1. LA INFORMACIÓN RESPECTO A INGRESOS Y COSTOS RELATIVOS A TAL ACTIVIDAD, ES LA SIGUIENTE:

	2005	2004
INGRESOS		
COMO PROMOTOR	$ 6,750,559	$ 5,936,684
COMO CONTRATISTA	11,627	22,979
ARRENDAMIENTO DE CENTROS Y LOCALES COMERCIALES	10,513	10,531
	$ 6,772,699	$ 5,970,194
COSTOS		
COMO PROMOTOR	$ 4,800,998	$ 4,213,827
COMO CONTRATISTA	8,280	15,907
ARRENDAMIENTO DE CENTROS Y LOCALES COMERCIALES	5,464	5,309
	$ 4,814,742	$ 4,235,043

NO EXISTEN TRANSACCIONES IMPORTANTES REALIZADAS ENTRE LOS DIFERENTES SEGMENTOS DE NEGOCIO.

LOS INGRESOS COMO PROMOTOR, CONTRATISTA Y POR ARRENDAMIENTOS DE LA COMPAÑÍA SON REALIZADOS EN SU TOTALIDAD EN MÉXICO.

22. COMPROMISOS

A. FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN - LA COMPAÑÍA LLEVÓ A CABO UN CONTRATO DE FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN PARA EL DESARROLLO Y COMERCIALIZACIÓN DE UN CONJUNTO HABITACIONAL DE 765 CASAS HABITACIÓN DENOMINADO HACIENDA LA GLORIA EN CARRILLO PUERTO, QUERÉTARO. LAS PRINCIPALES CARACTERÍSTICAS DEL FIDEICOMISO SON:

PARTICIPANTES - LOS PARTICIPANTES SON: LACUPUESCO, S. A. DE C. V. (FIDEICOMITENTE Y FIDEICOMISARIA A) "LACUPUESCO"; PROMOTORA COMERCIAL DIECINUEVE, S. A. DE C. V. (FIDEICOMITENTE Y FIDEICOMISARIA B) "PC19"; CUARA (FIDEICOMITENTE Y FIDEICOMISARIA C) Y GRUPO FINANCIERO SANTANDER SERFÍN (FIDUCIARIA) "SANTANDER".

APORTACIONES - LAS APORTACIONES AL FIDEICOMISO DE CADA UNO DE LOS PARTICIPANTES SON COMO SIGUE: LACUPUESCO APORTA EL TERRENO EN QUERÉTARO CON UN VALOR DE $13,252, CUARA APORTA LA CONSTRUCCIÓN Y COMERCIALIZACIÓN DEL CONJUNTO HABITACIONAL CON RECURSOS PROPIOS, Y PC19 APORTA EL TÍTULO DE CONCESIÓN DE LOS DERECHOS DE AGUA.

CONTRAPRESTACIÓN - POR LA VENTA O TRANSMISIÓN DE LAS UNIDADES HABITACIONALES LACUPUESCO RECIBE 15% Y CUARA EL 85% SOBRE EL PRECIO DE VENTA.

VIGENCIA - EL CONTRATO TENDRÁ UNA VIGENCIA 36 MESES CONTADOS A PARTIR DE LA FECHA DE OBTENCIÓN DE LA LICENCIA DE CONSTRUCCIÓN (23 DE DICIEMBRE DE 2003). EN CASO DE QUE AL TÉRMINO DE ESTE PLAZO NO SE HAYA CONCLUIDO EL CONJUNTO HABITACIONAL, O TODAVÍA HUBIERE CASAS QUE NO SE HAYAN VENDIDO O TRANSMITIDO (POR ESTAR EN PROCESO DE CONSTRUCCIÓN O BIEN PORQUE NI SIQUIERA SE HAYA INICIADO LA CONSTRUCCIÓN), LACUPUESCO TENDRÁ LA FACULTAD DE PRORROGAR EL CONTRATO POR 6 MESES MÁS, O BIEN, SOLICITAR LA LIQUIDACIÓN DEL 15% PACTADO DE ACUERDO AL ÚLTIMO PRECIO DE VENTA REPORTADO. POR EL PERIODO DEL 1° DE ENERO AL 31 DE DICIEMBRE DE 2005 SE HAN REGISTRADO POR PORCIENTO DE AVANCE DE OBRA EJECUTADA 189 CASAS POR UN IMPORTE DE $662.9 POR VIVIENDA.

B. FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN - EN OCTUBRE DE 2003, LA COMPAÑÍA LLEVÓ A CABO UN CONTRATO DE FIDEICOMISO DE GARANTÍA Y ADMINISTRACIÓN PARA EL DESARROLLO Y COMERCIALIZACIÓN DE UN CONJUNTO HABITACIONAL DESTINADO A LOS TRABAJADORES DEL GOBIERNO DEL ESTADO DE MICHOACÁN Y DE LOCALES COMERCIALES EN CAPULA, MORELIA. EL DESARROLLO SE DIVIDE EN EL PROYECTO ARA, EL PROYECTO SARE, UN ÁREA COMERCIAL BÁSICA, UN ÁREA COMERCIAL Y TIERRA BREÑA. LAS PRINCIPALES CARACTERÍSTICAS DEL FIDEICOMISO SON:

PARTICIPANTES - LOS PARTICIPANTES SON: INSTITUTO DE VIVIENDA DEL ESTADO DE MICHOACÁN DE OCAMPO (FIDEICOMITENTE Y FIDEICOMISARIA A) "IVEMO"; CIISA (FIDEICOMITENTE Y FIDEICOMISARIA B); FISARE, S. A. DE C. V. (FIDEICOMITENTE Y FIDEICOMISARIA C) "FISARE" Y BANCO AZTECA, S. A. (FIDUCIARIA) "BANCO AZTECA".

APORTACIONES - LAS APORTACIONES AL FIDEICOMISO DE CADA UNO DE LOS PARTICIPANTES SON COMO SIGUE: IVEMO APORTA EL TERRENO EN CAPULA, MORELIA (EL "INMUEBLE") Y LA CONCESIÓN DE LOS DERECHOS DE AGUA, CIISA Y SARE APORTAN CADA UNO EL 50% DE LA URBANIZACIÓN, EDIFICACIÓN Y OBRAS INTERNAS EN LOS PROYECTOS ARA Y SARE, RESPECTIVAMENTE.

CONTRAPRESTACIÓN - POR LA VENTA O TRANSMISIÓN DE LAS UNIDADES HABITACIONALES EN LOS PROYECTOS ARA Y SARE, IVEMO RECIBE EL 8% DEL PRECIO DE VENTA DE CADA VIVIENDA, Y CIISA Y SARE RECIBEN CADA UNO EL 92%, RESPECTIVAMENTE.

EL ÁREA COMERCIAL, TIERRA BREÑA Y ÁREA COMERCIAL BÁSICA SERÁN REVERTIDAS A IVEMO.

VIGENCIA - EL FIDEICOMISO TENDRÁ LA DURACIÓN NECESARIA PARA EL CUMPLIMIENTO DE SUS FINALIDADES. IVEMO SE RESERVA LA FACULTAD PARA REVERTIR PARTE O LA TOTALIDAD DEL INMUEBLE SIEMPRE Y CUANDO ESTE NO HAYA SIDO COMPROMETIDO CON TERCEROS ADQUIRENTES Y RESTITUIR LOS GASTOS EN INVERSIONES QUE CIISA Y SARE HUBIEREN REALIZADO EN LAS OBRAS DE URBANIZACIÓN. POR EL PERIODO DEL 1° DE ENERO AL 31 DE DICIEMBRE DE 2005 SE HAN REGISTRADO POR PORCIENTO DE AVANCE DE OBRA EJECUTADA 443 CASAS POR UN IMPORTE DE $278.9 POR VIVIENDA.

C. SE TIENEN COMPROMISOS DE ASIGNACIÓN DE CRÉDITOS LOS CUALES ESTÁN DETERMINADOS EN FUNCIÓN DEL NÚMERO DE CASAS NO VENDIDAS, POR LAS CUALES

LA COMPAÑÍA HA RECIBIDO CONFIRMACION DE LA SHF, FOVISSSTE E INFONAVIT, PARA QUE UNA VEZ SELECCIONADOS LOS COMPRADORES QUE REÚNAN LOS REQUISITOS LES SEAN ASIGNADOS LOS CRÉDITOS HIPOTECARIOS. AL 31 DE

DICIEMBRE DE 2005, LAS CONFIRMACIONES RECIBIDAS POR LA COMPAÑIA SON PARA LA VENTA DE 30,287 VIVIENDAS CUYO PRECIO SE ESTIMA EN $12,325.390.

D. LA COMPAÑÍA ARRIENDA OFICINAS DONDE REALIZA SUS ACTIVIDADES ADMINISTRATIVAS Y DE VENTA. LOS GASTOS POR RENTA ASCENDIERON A $ 11,694 EN 2005 Y 10,565 EN 2004, LOS CONTRATOS DE ARRENDAMIENTO SON RENOVABLES

EN FORMA ANUAL.

F. FIDEICOMISO TRASLATIVO DE DOMINIO Y DE ADMINISTRACIÓN - CIISA CELEBRÓ UN CONTRATO DE FIDEICOMISO TRASLATIVO DE DOMINIO Y DE ADMINISTRACIÓN EL 18 DE AGOSTO DE 2004 CON UNA TIENDA DEPARTAMENTAL Y BANCO J. P. MORGAN, S. A. INSTITUCIÓN DE BANCA MÚLTIPLE, J. P. MORGAN GRUPO FINANCIERO, DIVISIÓN FIDUCIARIO, MEDIANTE EL CUAL SE TRANSMITE UNA PARTE DEL TERRENO LAS AMÉRICAS A LA TIENDA DEPARTAMENTAL, EN EL QUE SE DESARROLLARÁ EL CENTRO COMERCIAL LAS AMÉRICAS.

LAS OBLIGACIONES PARA CIISA O SU AFILIADA CRAS SON ENTRE OTRAS, A) LA OBLIGACIÓN LLEVAR A CABO A SU CARGO Y POR SU CUENTA LA CONSTRUCCIÓN Y MEJORAS DEL CENTRO COMERCIAL (EXCEPTO LA TIENDA DEPARTAMENTAL), SU ESTACIONAMIENTO INCLUYENDO EL DE LA TIENDA DEPARTAMENTAL, DE CONFORMIDAD CON EL PROYECTO EJECUTIVO RESPECTIVO; B) EN SU MOMENTO OPERAR EL CENTRO COMERCIAL (EXCEPTO POR EL ALMACÉN DE LA TIENDA DEPARTAMENTAL).

D. FIDEICOMISO TRASLATIVO DE DOMINIO - EL 22 DE DICIEMBRE DE 2004, LA COMPAÑÍA CELEBRÓ UN CONTRATO DE FIDEICOMISO TRASLATIVO DE DOMINIO PARA LA ADQUISICIÓN DE UN TERRENO UBICADO EN PUEBLA (EL "INMUEBLE").

PARTICIPANTES - LOS PARTICIPANTES SON: CEMEX MÉXICO, S. A. DE C. V. (FIDEICOMITENTE A) "CEMEX", CIISA (FIDEICOMITENTE B) Y BANCA SERFIN, S. A. INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER SERFIN (FIDUCIARIO) "BANCA SERFIN".

APORTACIONES - EL PATRIMONIO DEL FIDEICOMISO SE CONSTITUYE DE LA SIGUIENTE MANERA:

A. LA PROPIEDAD DEL INMUEBLE DE 449,755 M2 UBICADO EN PUEBLA, APORTADO POR CEMEX, ASÍ COMO AQUELLAS OBRAS Y MEJORAS QUE REALICE CIISA.

B. APORTACIONES EN EFECTIVO QUE OBTENGA BANCA SERFIN POR LA INDEMNIZACIÓN DEL INMUEBLE.

C. LOS PLANOS, PERMISOS, AUTORIZACIONES, PROYECTOS Y DEMÁS DOCUMENTOS Y AUTORIZACIONES RELACIONADAS CON EL PROYECTO A REALIZAR, QUE APORTE CIISA PARA EFECTUAR LAS OBRAS DE URBANIZACIÓN Y CONSTRUCCIÓN DEL DESARROLLO HABITACIONAL.

OBLIGACIONES - CIISA SE OBLIGA A CUMPLIR CON LOS CONTRATOS DE SUMINISTRO FIRMADOS CON CEMEX, Y PARA EFECTO DE QUE SEA AUTORIZADA LA COMPRA-VENTA Y ENTREGA DE POSESIÓN DE LOS INMUEBLES FIDEICOMITIDOS, LA CONSTRUCCIÓN Y URBANIZACIÓN LA REALIZARÁ CON EL CEMENTO, Y OTROS MATERIALES, DE CEMEX.

CONTRAPRESTACIÓN - EL MONTO DE LA CONTRAPRESTACIÓN ASIGNADO AL INMUEBLE ES DE $244,667. LOS CUALES SE PAGARÁN COMO SIGUE:

AÑO	IMPORTE
2004	$ 11,305
2005	26,714
2006	106,854
2007	99,794
	$244,667

VIGENCIA - EL CONTRATO TENDRÁ UNA VIGENCIA DE CUATRO AÑOS CONTADOS A PARTIR DE LA FECHA DE FORMALIZACIÓN DEL FIDEICOMISO. AL CONCLUIR EL PLAZO, PUEDE RENOVARSE POR LOS FIDEICOMITENTES MEDIANTE LA SUSCRIPCIÓN DE UN CONVENIO CON EL FIDUCIARIO.

E. LA COMPAÑÍA TIENE LITIGIOS DERIVADOS DEL CURSO NORMAL DE SUS OPERACIONES LOS CUALES EN LA OPINIÓN DE LA COMPAÑÍA Y DE SUS ASESORES LEGALES NO AFECTARÁN EN FORMA IMPORTANTE LA SITUACIÓN FINANCIERA Y EL RESULTADO DE LAS OPERACIONES, POR LO TANTO, NO HA CREADO UNA RESERVA PARA CUBRIR DICHAS CONTINGENCIAS.

F. AL 31 DE DICIEMBRE DE 2005, LA COMPAÑÍA TIENE DESCONTADOS DOCUMENTOS CON RECURSO POR $75,087.

G. PDCC CELEBRÓ UN CONTRATO DENOMINADO "FRAMEWORK AGREEMENT" EN EL QUE SE ESTABLECEN LOS LINEAMIENTOS A SEGUIR PARA LLEVAR A CABO COINVERSIÓN EN PROYECTOS DE CONSTRUCCIÓN Y OPERACIÓN DE CENTROS COMERCIALES.

23. NUEVOS PRONUNCIAMIENTOS

EL 31 DE ,MAYO DE 2004, EL INSTITUTO MEXICANO DE CONTADORES PÚBLICOS DE MÉXICO, A.C. ("IMCP"), EFECTUÓ LA ENTREGA FORMAL DE LA FUNCIÓN DE LA EMISIÓN DE NORMAS DE INFORMACIÓN FINANCIERA AL CONSEJO MEXICANO PARA LA INVESTIGACIÓN Y DESARROLLO DE NORMAS DE INFORMACIÓN FINANCIERA, A.C. ("CINIF"), EN CONGRUENCIA CON LA TENDENCIA MUNDIAL DE QUE DICHA FUNCIÓN

LA DESARROLLA UN ORGANISMO INDEPENDIENTE. ASIMISMO, LOS BOLETINES DE PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS ("PCGA") Y CIRCULARES EMITIDOS POR EL IMCP, FUERON TRANSFERIDOS AL CINIF. EL CINIF DECIDIÓ RENONBRAR LOS PCGA COMO NORMAS DE INFORMACIÓN FINANCIERA (NIF), Y DEFINIÓ QUE LAS NIF SE CONFORMAN DE LAS PROPIAS NIF Y LAS INTERPRETACIONES A LAS NIF QUE EMITA, DE LOS BOLETINES DE PCGA QUE NO HAYAN SIDO MODIFICADOS, SUSTITUIDOS O DEROGADOS POR LAS NUEVAS NIF, ASÍ COMO POR LAS NORMAS INTERNACIONALES DE INFORMACIÓN FINANCIERA APLICABLES DE MANERA SUPLETORIA.

EL CINIF ESTABLECIÓ COMO UNO DE SUS OBJETIVOS FUNDMENTALES, AVANZAR HACIA UNA MAYOR CONVERGENCIA CON LAS NORMAS DE INFORMACIÓN FINANCIERA NIVEL INTERNACIONAL, POR LO QUE INICIÓ SUS TRABAJOS CON LA REVISIÓN DE LOS CONCEPTOS TEÓRICOS CONTENIDOS EN LOS PCGA, Y ESTABLECIÓ EL MARCO CONCEPTUAL ("MC") DESTINADO A SERVIR COMO SUSTENTO PARA EL DESARROLLO DE NORMAS DE INFORMACIÓN FINANCIERA Y COMO REFERENCIA EN LA SOLUCIÓN DE

ASPECTOS QUE SURGEN EN LA PRÁCTICA CONTABLE. EL MC ESTÁ CONTITUIDO POR OCHO NORMAS DE INFORMACIÓN FINANCIERA QUE INTEGRAN LA SERIE NIF-A; DICHA SERIE, JUNTO CON LAS NIF B-1, FUERON PROMULGADAS AL 31 DE OCTUBRE 2005 Y SUS DISPOSICIONES ENTRAN EN VIGOR PARA LOS EJERCICIOS QUE INICIEN A PARTIR DEL 1 DE ENERO DE 2006, Y DEJAN SIN EFECTO LOS . BOLETINES DE LA SERIE A DE LOS PCGA. LAS NIF QUE HAN SIDO PROMULGADAS SON:

NIF A-1 ESTRUCTURA DE LAS NORMAS DE INFORMACIÓN FINANCIERA
NIF A-2 POSTULADOS BÁSICOS.
NIF A-3 NECESIDADES DE LOS USUARIOS Y OBJETIVOS DE LOS ESTADOS FINANCIEROS .
NIF A-4 CARACTERISTICAS CUALITATIVAS DE LOS ESTADOS FINANCIEROS.
NIF A-5 ELEMENTOS BÁSICOS DE LOS ESTADOS FINANCIEROS.
NIF A-6 RECONOCIMIENTO Y VALUACIÓN.
NIF A-7 PRESENTACIÓN Y REVELACIÓN.
NIF A-8 SUPLETORIEDAD.
NIF B-1 CAMBIOS CONTABLES.

ALGUNOS DE LOS PRINCIPALES CAMBIOS QUE ESTABLECEN ESTAS NORMAS, SON :

LA NIF A-3, INCLUYE, EN ADICIÓN AL ESTADO DE CAMBIOS EN LA SITUACIÓN FINANCIERA, EL ESTADO DE FLUJO DE EFECTIVO EL CUAL DEBERÁ EMITIRSE ENCUNADO LO ESTABLEZCAN LAS NORMAS PARTICULARES. LA NIF A-5, INCLUYE UNA NUEVA CLASIFICACIÓN DE INGRESOS Y GASTOS , EN ORDINARIOS Y NO ORDINARIOS. LOS ORDINARIOS SE DERIVAN DE OPERACIONES Y EVENTOS USUALES, O SEA, LOS QUE SON PROPIOS DEL GIRO DE LA ENTIDAD, SEAN FRECUENTES O NO; LOS NO ORDINARIOS CORRESPONDEN A OPERACIONES Y EVENTOS INUAUALES, SEAN FRECUENTES O NO. NIF A-7, PRESENTACIÓN Y REVELACIÓN. REQUIERE QUE LOS ESTADOS FINANCIEROS SE PRESENTEN EN FORMA COMPARATIVA, POR LO MENOS

CON EL PERIÓDO PRECEDENTE. HASTA 2004, LA PRESENTACIÓN DE LOS ESTADOS FINANCIEROS DE EJERCICIOS ANTERIORES, ERA OPTATIVA. SE REQUIERE REVELAR

EN LOS ESTADOS FINANCIEROS, LA FECHA AUTORIZADA PARA LA EMISIÓN DE LOS ESTADOS FIANANCIEROS Y EL O LOS NOMBRES DE FUNCIONARIOS U ÓRGANOS DE LA ADMINISTRACIÓN QUIENES AUTORIZAN SU EMISIÓN. LA NIF B-1, ESTABLECE QUE LOS CAMBIOS EN NORMAS PARTICULARES, RECLASIFICACIONES Y CORRECCIONES DE ERRORES, DEBEN RECONOCERSE EN FORMA RETROSPECTIVA, POR LO QUE LOS ESTADOS FINANCIEROS BÁSICOS QUE SE PRESENTEN EN FORMA COMPARATIVA CON EL PERIÓDO ACTUAL QUE SEAN AFECTADOS, DEBEN AJUSTARSE DESDE EL INICIO DE PERIÓDO MÁS ANTIGUO QUE SE PRESENTE.

A LA FECHA DE EMISIÓN DE LOS ESTADOS FINANCIEROS, LA COMPAÑÍA ESTA EN PROCESO DE DETERMINAR LOS EFECTOS DE ESTAS NUEVAS NORMAS EN SU INFORMACIÓN FIANCIERA.

......

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 4 AÑO: 2005

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos) COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 CONSORCIO DE INGENIERIA INTEGRAL, S.A. D E C.V.	CONSTRUCCIÓN Y DESARROLLO	173,274,350	99.58	433,586	5,868,567
2 CONSTRUCTORA Y URBANIZADORA ARA, S.A DE C.V.	CONSTRUCCIÓN Y DESARROLLO	144,999,999	99.99	145,000	501,204
3 PROYECTOS URBANOS ECOLÓGICOS, S.A. DE C.V.	CONSTRUCCIÓN Y DESARROLLO	149,998	99.99	15,000	71,015
4 INMOBILIARIA ACRE, S.A DE C.V.	BIENES RAICES	990,400	99.07	990	32,064
5 ASESORIA TÉCNICA Y ADMINISTRATIVA GAVI, S A. DE C	ADMINISTRACIÓN	3,429,998	99.99	3,430	25,463
6 COMERCIALIZACIÓN Y VENTAS, S.A.	COMERCIALIZACIÓN	980	98.00	1	17,397
7 PROMOTORA Y DESARROLLADORA DE CENTROS COMERCIALES	ARRENDAMIENTO	87,994,358	99.99	87,994	78,860
8 DESARROLLOS INMOBILIARIOS TURISTICOS, S.A. DE C.V	ARRENDAMIENTO-ADMINISTRACION	50,000	99.90	50	50
9 CONSORCIO ARA, LLC	COMERCIALIZACION	1	100.00	11	(2,678)
TOTAL DE INVERSIONES EN SUBSIDIARIAS				686,062	6,591,942
ASOCIADAS					
1 CENTRO SAN MIGUEL, S DE R.L.	ARRENDAMIENTO Y ADMINISTRACION	1	50 00	8,603	8,694
2 HABITANIA MONTES DE OCA, S. A. DE C.V.	CONSTRUCCIÓN Y DESARROLLO	54,000	33 33	5,400	5,957
3 CENTRO REGIONAL LAS AMERICAS, S. DE R.L	ARRENDAMIENTO Y ADMINISTRACIÓN	1	50.00	28,558	35,760
		0	0 00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				42,561	50,411
OTRAS INVERSIONES PERMANENTES					0
TOTAL					6,642,353

OBSERVACIONES

.AVE DE COTIZACION: ARA
ONSORCIO A S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: 4 AÑO: 2005

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
NCARIOS																
JIROGRAFARIOS																
VA BANCOMER, S A	12/01/2006	8.65	25,000	0	0	0	0	0	0	0	0	0	0	0	0	0
TAL BANCARIOS			25,000	0	0	0	0	0	0	0	0	0	0	0	0	0
ROVEEDORES																
ROVEEDORES																
ROVEEDORES DE TERRENOS	02/01/2006		48,452	0	248,781	0	0	0	0	0	0	0	0	0	0	0
ROVEEDORES DE ATERIALES			185,602	0	0	0	0	0	0	0	0	0	0	0	0	0
OTAL PROVEEDORES			214,054	0	248,781	0	0	0	0	0	0	0	0	0	0	0
TROS PASIVOS CIRCULANTES OTROS CREDITOS																
ASTOS ACUMULADOS			541,371	68,070	9,890	0	36,177	873	0	0	0	0	0	0	0	0
OTAL OTROS PASIVOS IRCULANTES, OTROS CREDITOS			541,371	68,070	9,890	0	36,177	873	0	0	0	0	0	0	0	0
TOTAL			780,425	68,070	258,671	0	36,177	873	0	0	0	0	0	0	0	0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE 4 AÑO 2005

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6

CONSOLIDADO
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	5,662	60,212	0	0	60,212
PASIVO	27,808	295,721			295,721
CORTO PLAZO	24,324	258,671	0	0	258,671
LARGO PLAZO	3,484	37,050	0	0	37,050
SALDO NETO	(22,146)	(235,509)			(235,509)

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

EL TIPO DE CAMBIO POR DOLAR UTILIZADO ES DE $ 10.6344 POR DOLAR ESTADOUNIDENSE.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 4 AÑO: 2005

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	3,145,293	2,837,210	(308,083)	0.00	0
FEBRERO	3,146,332	2,885,181	(261,151)	0.33	(862)
MARZO	3,388,418	3,013,690	(374,728)	0.45	(1,686)
,RIL	3,586,719	2,900,815	(685,904)	0.36	(2,469)
MAYO	3,749,427	3,162,766	(586,661)	(0.25)	1,467
JUNIO	3,888,599	3,347,230	(541,369)	(0.10)	541
JULIO	3,717,982	3,330,323	(387,659)	0.39	(1,511)
AGOSTO	4,065,028	3,728,111	(336,917)	0.12	(404)
SEPTIEMBRE	4,058,617	3,566,202	(492,415)	0.40	(1,970)
OCTUBRE	4,132,439	3,367,241	(765,198)	0.25	(1,913)
JOVIEMBRE	4,467,182	3,528,809	(938,373)	0.72	(6,756)
DICIEMBRE	4,929,740	3,507,595	(1,422,145)	0.61	(8,675)
ACTUALIZACION:	0	0	0	0.00	(1,376)
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
ΓROS	0	0	0	0.00	0
TOTAL					(25,614)

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 4 AÑO: 2005

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8

CONSOLIDADO
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICA

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS
NO APLICA

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE 4 AÑO 2005

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
GUANAJUATO	DESARROLLO INMOBILIARIO	0	0
QUERETARO	DESARROLLO INMOBILIARIO	0	0
QUINTANA ROO	DESARROLLO INMOBILIARIO	0	0
VERACRUZ	DESARROLLO INMOBILIARIO	0	0
S''ALOA	DESARROLLO INMOBILIARIO	0	0
ASCO	DESARROLLO INMOBILIARIO	0	0
:RRERO	DESARROLLO INMOBILIARIO	0	0
PUEBLA	DESARROLLO INMOBILIARIO	0	0
BAJA CALIFORNIA	DESARROLLO INMOBILIARIO	0	0
CHIHUAHUA	DESARROLLO INMOBILIARIO	0	0
DISTRITO FEDERAL	DESARROLLO INMOBILIARIO	0	0
NUEVO LEON	DESARROLLO INMOBILIARIO	0	0
SONORA	DESARROLLO INMOBILIARIO	0	0
MORELOS	DESARROLLO INMOBILIARIO	0	0
JALISCO	DESARROLLO INMOBILIARIO	0	0
TOLUCA	DESARROLLO INMOBILIARIO	0	0
MICHOACAN	DESARROLLO INMOBILIARIO	0	0

BSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE 4 AÑO 2005

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
ACERO	HERMANOS CASTRO, ACERO PARA L			SI	0.18
ACERO	COACERO, S.A. DE C.V.			SI	0.09
ACERO	ACEROS TURIA, S.A. DE C.V.			SI	0.62
ACERO DE REFUERZO	MALLA SOLDADA, S.A. DE C.V.			SI	1.02
ACEROS	LAMINA Y PLACA COMERCIAL, S.A			SI	0.17
ADITIVOS	BAUTECH, S.A. DE C.V.			SI	0.26
ADITIVOS	M.B.T. MEXICO, S.A. DE C.V.			SI	0.09
AGREGADOS	MONCAYO CEDILLO, S.A. DE C.V.			SI	0.62
AGREGADOS	MARTINEZ MONCAYO JOSE RENE			SI	0.44
AGREGADOS	CONSTRUCTORA Y URBANIZADORA Y			SI	0.19
AGREGADOS	SINDICATO NACIONAL DE TRABAJA			SI	0.35
AGREGADOS	NAVA CLAUDIO ROSENDA			SI	0.17
AGREGADOS	AGREGADOS Y FLETES DEL SUR, S			SI	0.15
AGREGADOS	GRUPO ALVA CONSTRUCCIONES, S.			SI	0.14
AGREGADOS	RODRIGUEZ RUIZ ANTONIA			SI	0.11
AGREGADOS	URBANIZACIONES OLAZARAN, S.A.			SI	0.08
AGREGADOS	AGREGADOS DE TEPEXPAN, S.A. D			SI	0.08
AGREGADOS	ESCOBEDO MONTES LUCIANO			SI	0.07
AGREGADOS	JORDAN Y JORDAN CONSTRUCTORES			SI	0.05
AGREGADOS	J.S. CONSTRUCCIONES Y ARRENDA			SI	0.09
ASFALTO	URBANIZACIÓN Y RIEGO BAJA CAL			SI	0.08
ASFALTO	BARDALES SANDOVAL CLAUDIO RAM			SI	0.11
AZULEJO Y MUEB/BAÑO	ESTRADA LARA MARIA IRENE			SI	0.06
CANCELERIA	CHAVEZ AGUILAR JANELLE MARCEL			SI	0.06
CANCELARIA	CORPORATIVO VITRAVISION, S.A.			SI	0.06
CEMENTO	CEMENTOS MOCTEZUMA, S.A. DE C			SI	2.58
CEMENTO	CEMEX MEXICO, S A. DE C.V.			SI	0.67
CIMBRA METALICA	MAQUILADOS, N.L. S.A. DE C V.			SI	0.10
COMBUSTIBLE	F RUIZ E HIJOS, S.A. DE C V.			SI	1.13
COMBUSTIBLE	DISTRIBUIDORA DE DIESEL Y DIA			SI	0.14

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 4 AÑO 2005

MATERIAS PRIMAS DIRECTAS

ANEXO 10

PAGINA 2
CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CONCRETO	CONCRETOS CRUZ AZUL, S.A. DE			SI	1 06
CONCRETO	LATINOAMERICANA DE CONCRETOS,			SI	0 42
CONCRETO	CEMEX CONCRETOS, S.A. DE C.V.			SI	0 31
C RETO	CONCRETOS LA SILLA, S.A. DE C			SI	0.09
SUMINISTRO SILLETAS	FTP ACCESORIOS PLASTICOS PARA			SI	0 07
TIRANTES PARA CIMBRA	CONSTRUSISTEM, S.A DE C.V.			SI	0.06
TUBERIA DE PVC	PLASTIC PLUMBERS DE MEXICO, S			SI	0.31
TUBERIA SANITARIA	CORTEZ LOPEZ LUCIO			SI	0 11
TUBERIA Y MATERIAL ELECTRICO	BECK INTERNACIONAL DE MEXICO,			SI	0 11
TUBOS DE CONCRETO	TUBOS Y CEMENTOS EL FUERTE, S			SI	0.13
IBOS DE CONCRETO	CORDOVA PEREZ MARIA VIRGINIA			SI	0 05
VARILLA Y ACERO DE REFUERZO	MEXICANA DE LAMINACION, S.A.			SI	0.80
YESOS Y PASTAS	DE LOS SANTOS ORTIZ JOSE EDUA			SI	0.14
YESOS Y PASTAS	REA FLORES ALEJANDRO			SI	0 11
YESOS Y PASTAS	SANCHEZ SANCHEZ LUIS			SI	0 10
YESOS Y PASTAS	SERRANO BRAVO PEDRO			SI	0.06
	VARIOS			SI	7 50
CRETO	CONCRETOS APASCO,S.A. DE C.V.			SI	0 06
CONCRETO Y CIMENTACIÓN	ESPECIALISTAS EN DISEÑO Y CON			SI	0 09
CONCRETO Y VARILLA	PYASUR, S.A. DE C.V.			SI	0.05
ELECTRICO	CONSTRUCCIONES E INSTALACIONE			SI	0 09
ELECTRIFICACION	HERNANDEZ CARRAL FLUVIO DANTE			SI	0 06
FERRETERIA	DISTRIBUIDORA FERRETERA LA UN			SI	0 16
FERRETERIA	COMERCIAL FERRETERA ERMITA, S			SI	0 05
FERRETERIA	PLUMBERS CENTER, S.A DE C V			SI	0 22
LOSETA VINILICA	LOSETAS ASFALTICAS, S.A DE C			SI	0 21
MADERA	COMERCIAL TRIPLAYERA NONOALCO			SI	0 17
MADERA	TABLEROS Y CHAPAS DE GUERRERO			SI	0 09
.TERIAL DE PLOMERIA	AYALA AZUARA ARTURO			SI	0 05
..ATERIAL DE PLOMERIA	VAZQUEZ SOTO MARIA DE JESUS			SI	0 17
MATERIAL DE PVC	PLASTICOS REX, S.A DE C V.			SI	0 76
MATERIAL DE PVC	CENTRAL DE PVC, S.A. DE C V.			SI	0 07

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE 4 AÑO 2005

MATERIAS PRIMAS DIRECTAS

PAGINA 3
CONSOLIDADO
Impresión Final

ANEXO 10

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
MATERIAL ELECTRICO	GRUPO ALCIONE, S.A. DE C.V.			SI	0.37
MATERIAL ELECTRICO	FLORES ANGELES DAVID			SI	0.13
MATERIAL PARA INST. HIDRAULIC	LEAL CASTILLO ANGEL			SI	0.10
[illegible]TAS Y YESOS	ORTEGA ESCOBEDO MARIA ELENA			SI	0.05
[illegible]URA Y PASTAS	REVESTO, S.A. DE C.V.			SI	0.11
PLACA DE POLIESTIRENO	POLIESPUMA DE MEXICO, S.A. DE			SI	0.12
PUERTAS DE ALUMINIO	MASONITE DE MEXICO, S.A. DE C			SI	0.91
RECUB. CERAM MUEB/ BAÑO	SANITARIOS, AZULEJOS Y RECUBR			SI	0.69
RECUB. CERAM MUEB /PARA BAÑO	ACABADOS IXCAN, S.A. DE C.V.			SI	0.13

OBSERVACIONES

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 4 AÑO: 2005

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
COMO PROMOTOR		0	0				
PROGRESIVA	2,164	339,761	4,504	940,242		N/A	PÚBLICO EN GENERAL
INTERES SOCIAL	12,611	2,934,387	11,831	3,869,062		N/A	PÚBLICO EN GENERAL
MEDIO	1,832	789,319	2,510	1,565,029		N/A	PÚBLICO EN GENERAL
RESIDENCIAL	218	260,953	169	292,170		N/A	PÚBLICO EN GENERAL
ARREND. DE CENTROS		0	0				
Y LOCALES COMERCIAL		0	0	10,513		N/A	PUBLICO EN GENERAL
VENTA DE TERRENOS		0	0	84,056		N/A	PÚBLICO EN GENERAL
COMO CONSTRUCTOR		0	0	11,627		N/A	PÚBLICO EN GENERAL
TOTAL		4,324,420		6,772,699			

OBSERVACIONES

EL VOLUMEN ESTA REPRESENTADO POR NÚMERO DE VIVIENDAS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

TRIMESTRE: 4 AÑO: 2005

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	$	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
UNICA	1.33300	0	327,623,174		327,623,174		436,834	
TOTAL			327,623,174	0	327,623,174	0	436,834	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
327,623,174

OPORCION DE ACCIONES POR :

CPO's : N/A
T.VINC. : N/A
ADRS's : N/A
GDRS's : N/A
ADS's : N/A
GDS's N/A

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE
UNICA	588,700	39.05000	45.01000

SERVACIONES

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

NO APLICA

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN AL TIPO DE CAMBIO VIGENTE A LA FECHA DE SU CELEBRACIÓN. LOS ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA SE VALÚAN EN MONEDA NACIONAL AL TIPO DE CAMBIO VIGENTE A LA FECHA DE LOS ESTADOS FINANCIEROS. LAS FLUCTUACIONES CAMBIARIAS SE REGISTRAN EN LOS RESULTADOS.

A) POSICIÓN MONETARIA EN MONEDA EXTRANJERA AL 31 DE DICIEMBRE DE 2005 ES:

	DÓLARES	EQUIVALENTE EN PESOS
	(MILES)	
ACTIVOS:		
CORTO PLAZO		
INVERSIONES TEMPORALES Y EFECTIVO	5,607	$ 59,627
CLIENTES POR AVANCE DE OBRA	55	585
TOTAL ACTIVO	5,662	$ 60,212
PASIVOS:		
CORTO PLAZO		
PROVEEDORES DE TERRENO	23,394	$ 248,781
ANTICIPOS DE CLIENTES	551	5,860
OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO FINANCIERO	379	4,030
	24,324	258,671
LARGO PLAZO		
PROVEEDORES DE TERRENOS	3,023	32,147
OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO FINANCIERO	461	4,903
	3,484	37,050
TOTAL PASIVO	27,808	295,721
POSICIÓN MONETARIA PASIVA NETA	(22,146)	$(235,509)

B) LAS OPERACIONES EN MONEDA EXTRANJERA FUERON COMO SIGUE:

	(EN MILES DE DÓLARES AMERICANOS)
COMPRAS Y ANTICIPOS DE TERRENOS	$ 20,177
ADQUISICIÓN DE EQUIPO	$ 799

LA COMPAÑÍA NO TIENE SUBSIDIARIA O ASOCIADA EN EL EXTRANJERO.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA   FECHA: 20/02/2006 12 53

CONSORCIO ARA, S.A. DE C.V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	CONSORCIO ARA, S.A. DE C.V.
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 55 96 86 48
DIRECCION DE INTERNET:	www consorcioara.com.mx

ATOS FISCALES DE LA EMISORA

RFC EMPRESA:	CAR881122UU5
DOMICILIO FISCAL:	COLIMA 394 2DO. PISO
COLONIA:	ROMA
C. POSTAL:	06700
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

OMBRE:	C.P. J.SACRAMENTO SOTO SOLIS
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140-101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 45 22 04
E-MAIL:	sacramento@ara.com.mx

ATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL DIVISION INMOBILIARIA
NOMBRE:	ING. GERMAN AHUMADA RUSSEK
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64
FAX:	(55) 52 51 27 04
E-MAIL:	gar@ara com mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
JOMBRE:	ING. GERMAN AHUMADA RUSSEK
DOMICILIO:	BOSQUES DE CIRUELOS NO. 140- 101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 55 96 88 64

BOLSA MEXICANA DE VALORES, S.A. DE C.V

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

FECHA 20/02/2006 12 53

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE ADMINISTRACIÓN Y FINANZAS
NOMBRE: C.P. J. SACRAMENTO SOTO SOLIS
DOMICILIO: BOSQUES DE CIRUELOS NO. 140-101
COLONIA: BOSQUES DE LAS LOMAS
C. POSTAL: 11700
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (55) 55 96 88 64
FAX: (55) 52 45 22 04
E-MAIL: sacramento@ara.com.mx

STO BMV: ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
ESTO: DIRECTOR DE ADMINISTRACIÓN Y FIANANZAS
NOMBRE: C.P. J. SACRAMENTO SOTO SOLIS
DOMICILIO: BOSQUES DE CIRUELOS NO. 140-101
COLONIA: BOSQUES DE LAS LOMAS
C. POSTAL: 11700
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (55) 55 96 88 64
FAX: (55) 52 45 22 04
E-MAIL: sacramento@ara.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO: DIRECTOR DE ATENCIÓN A INVERSIONISTAS
NOMBRE: LIC JAIME DEL RIO CASTILLO
DOMICILIO: BOSQUES DE CIRUELOS NO. 160 PISO 7
COLONIA: BOSQUES DE LAS LOMAS
C. POSTAL: 11700
CIUDAD Y ESTADO: MEXICO D.F.
LEFONO: (55) 52 51 29 70
: (55) 52 51 29 80
AIL: jdelrio@ara com mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: DIRECTOR JURIDICO
NOMBRE: LIC DAVID ORNELAS CUEVAS
DOMICILIO: BOSQUES DE CIRUELOS NO.140-101
COLONIA: BOSQUES DE LAS LOMAS
C. POSTAL: 11700
CIUDAD Y ESTADO: MEXICO D.F
TELEFONO: (55) 52 51 63 89
FAX: (55) 52 46 31 00
E-MAIL: dornelas@ara com mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
UESTO: ASESOR EXTERNO
OMBRE: LIC. RICARDO MALDONADO YAÑEZ
DOMICILIO: MONTES URALES 505-3 PISO
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F
[illegible]

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

FECHA: 20/02/2006 12 53

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	ASESOR EXTERNO
NOMBRE:	LIC LORENZA LANGARICA OHEA
DOMICILIO:	MONTES URALES 505-3 PISO
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	55 52 01 74 00
FAX:	55 55 20 10 65
E-MAIL:	llangarica@macf.com.mx

3TO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
:STO:	DIRECTOR DE ATENCIÓN A INVERSIONISTAS
NOMBRE:	LIC JAIME DEL RIO CASTILLO
DOMICILIO:	BOSQUES DE CIRUELOS 160 PISO 7
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 52 51 29 70
FAX:	(55) 52 51 29 80
E-MAIL:	jdelrio@ara.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE ADMINISTRACIÓN Y FINANZAS
NOMBRE:	C.P. J. SACRAMENTO SOTO SOLIS
DOMICILIO:	BOSQUES DE CIRUELOS NO 140-101
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
.EFONO:	(55) 55 96 88 64
':	(55) 52 45 22 04
.AIL:	sacramento@ara.com mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE ATENCIÓN A INVERSIONISTAS
NOMBRE:	LIC JAIME DEL RIO CASTILLO
DOMICILIO:	BOSQUES CIRUELOS 160 PISO 7
COLONIA:	BOSQUES DE LAS LOMAS
C. POSTAL:	11700
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55) 52 51 29 70
FAX:	(55) 52 51 29 80
E-MAIL:	jdelrio@ara com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ARA
CONSORCIO ARA, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING. GERMÁN AHUMADA RUSSEK
DIRECTOR GENERAL

C.P. J. SACRAMENTO SOTO SOLIS
DIRECTOR DE ADMINISTRACION Y FINANZAS

MEXICO, D.F., A 20 DE FEBRERO DE 2006

EL UNIVERSAL
Martes 5 de abril de 2005

CONSORCIO ARA

CONVOCATORIA

CONSORCIO ARA, S.A. DE C.V.

ASAMBLEA GENERAL ORDINARIA ANUAL DE ACCIONISTAS

Por acuerdo del Consejo de Administración y de conformidad con lo previsto por los Estatutos Sociales, se convoca a los señores accionistas de Consorcio Ara, S.A. de C.V., a la Asamblea General Ordinaria Anual de Accionistas que tendrá lugar el día 21 de abril de 2005 a las 12:00 horas en el Salón Capulín B. del Hotel Nikko, ubicado en Campos Elíseos 204, Colonia Polanco, C.P. 11560 México, Distrito Federal, conforme al siguiente:

ORDEN DEL DÍA

I. Discusión y aprobación, en su caso, del informe anual del Consejo de Administración a que se refiere el enunciado general del Artículo 172 de la Ley General de Sociedades Mercantiles, por el ejercicio social que concluyó el 31 de diciembre de 2004, incluyendo los estados financieros correspondientes al ejercicio social citado, el dictamen del Comisario, y el informe correspondiente a las principales subsidiarias de la sociedad.

II. Resolución sobre la aplicación de resultados.

III. Presentación y aprobación, en su caso, del reporte anual del Comité de Auditoría sobre sus actividades, a que se refiere el artículo 14 Bis 3 fracción V inciso a) de la Ley del Mercado de Valores y la Cláusula Décimo Novena Bis de los estatutos sociales.

IV. Designación o en su caso ratificación de los miembros del Consejo de Administración, incluyendo a los Consejeros Independientes, Secretario, Prosecretario, Comisario de la Sociedad, así como de sus respectivos suplentes.

V. Resolución sobre el monto que podrá destinarse a la compra de acciones propias en términos de lo previsto en el artículo 14 bis 3 fracción I de la Ley del Mercado de Valores.

VI. Designación de Delegados Especiales de la Asamblea para la ejecución y formalización de sus acuerdos.

En los términos de lo dispuesto en la Cláusula Vigésima Cuarta de los Estatutos Sociales, serán admitidos a la Asamblea los accionistas que aparezcan registrados en el Libro de Registro de Acciones de la Sociedad como dueños de una o más acciones, mismo registro que para los efectos se considerará cerrado tres días hábiles antes del día de la celebración de la Asamblea o, en su defecto, que acrediten su calidad de accionistas por cualquier otro medio legal.

Los accionistas deberán depositar los títulos de las acciones ante la propia Sociedad, en una institución para el depósito de valores, en una institución de crédito, nacional o extranjera, o en casas de bolsa en los términos de las disposiciones aplicables a la Ley del Mercado de Valores. Contra el depósito de las acciones o la entrega de las constancias de depósitos que emitan dichas instituciones, se deberán recabar las tarjetas de admisión correspondientes en días y horas hábiles, a más tardar durante el último día hábil que preceda al de la celebración de la Asamblea, en las oficinas del Secretario, ubicadas en Montes Urales No. 505, 3er piso, colonia Lomas de Chapultepec, C.P. 11000 México, Distrito Federal. Las acciones que se depositen para tener derecho a asistir a la Asamblea no se devolverán sino después de celebrada ésta mediante la entrega del resguardo que por aquéllas se hubiese expedido al accionista o a su representante.

Los accionistas podrán ser representados en la Asamblea por la persona o personas que designen mediante poder otorgado en formularios elaborados por la propia sociedad, que reúnan los requisitos señalados en el artículo 14 bis 3, fracción VI, inciso c) de la Ley del Mercado de Valores o por mandato general o especial otorgado en los términos de la legislación aplicable. Los citados formularios estarán a disposición de los accionistas o sus representantes a partir de esta fecha en las oficinas del secretario de la Sociedad, ubicadas en el domicilio ya mencionado.

México, Distrito Federal a 5 de abril de 2005

Lic. JAIME CORTÉS ROCHA

Secretario del Consejo de Administración

CONSORCIO ARA, S.A. DE C.V.

ASAMBLEA GENERAL ORDINARIA ANUAL DE ACCIONISTAS

21 DE ABRIL DE 2005

LISTA DE ASISTENCIA

Depositante / Accionista	**Número de Acciones**
Ing. Germán Patricio Ahumada Russek	✓ 84,154,500
Ing. Luis Felipe Ahumada Russek	✓84,154,500
Banco Nacional de México, S.A., Institución de Banca Múltiple, Integrante de Grupo Financiero Banamex, representada por Alan Thomas Macías Dowling y/o Cecilia del Castillo Soltero y/o Rodrigo Villanueva Bravo y/o Ricardo Velásquez López y/o Juan Merlos Estrada.	✓2,288,800
NO VALE 446 **Banco Nacional de México, S.A., Institución de Banca Múltiple, Integrante de Grupo Financiero Banamex**, representada por Antonio Villar Crail.	5,000
Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa representada por Alan Thomas Macias Dowling, y/o Humberto Real Vázquez, y/o Ismael Gutiérrez Medina, y/o Juan Merlos Estrada, y/o Ricardo Velázquez López, y/o Ana María Mireles Torres, y/o Ana Paula Suárez Covian, y/o	✓7,942,554

Francisco Kenneth de Gortari Ochoa, y/o Cecilia del Castillo Soltero, y/o Eduardo Estrada López, y/o Ernesto Rosales Carvajal, y/o Stephaan Peeters Nollet, y/o Lidia Padilla Sánchez, y/o Manuel Zapata Ramírez, y/o Omar Yadid Taboada, y/o Rafael Pablo Urquía, y/o Juan Manuel Márquez González, y/o Esteban Polidura Frohmader, y/o Ricardo López Sánchez, y/o Rodrigo Villanueva Bravo, y/o Ilana Klein Marcuschamer, y/o Gabriel Lugo Iribe

____

Banco Nacional de México, S.A., Institución de Banca Múltiple, Integrante de Grupo Financiero Banamex, representada por Alan Thomas Macias Dowling, y/o Humberto Real Vázquez, y/o Ismael Gutiérrez Medina, y/o Juan Merlos Estrada, y/o Ricardo Velázquez López, y/o Ana Paula Suárez Covian, y/o Francisco Kenneth de Gortari Ochoa, y/o Cecilia del Castillo Soltero, y/o Eduardo Estrada López, y/o Ernesto Rosales Carvajal, y/o Stephaan Peeters Nollet, y/o Lidia Padilla Sánchez, y/o Manuel Zapata Ramírez, y/o Omar Yadid Taboada, y/o Rafael Pablo Urquía, y/o Esteban Polidura Frohmader, y/o Ricardo López Sánchez, y/o Rodrigo Villanueva Bravo, y/o Ilana Klein Marcuschamer, y/o Gabriel Lugo Iribe

132,485,620

____

Banco Nacional de México, S.A., Institución de Banca Múltiple, Integrante de Grupo Financiero Banamex, representada por Iván Barona González y/o, Everardo Camacho Alanis y/o, Javier Mitrani Melgar y/o Rodrigo Ortega Salazar, y/o Fernando Portilla Soberón.

9,264

____

Nacional Financiera, S.N.C., representada por Mauricio Iracheta Cabal.

377,535

Scotia Inverlat Casa de Bolsa, S.A. de C.V., Grupo Financiero Scotiabank Inverlat, representada por Ana Gabriela Ocejo y/o Vivian Salomón y/o Marco Antonio Reyes y/o Anibal Habeica Villanueva y/o Felix Boni Brandani.

1,033,800

Inversora Bursátil, S.A. de C.V. Casa de Bolsa, Grupo Financiero Inbursa, representada por Alejandro Hernández Ballesteros.

53,000

BBVA Bancomer, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, representada por Guadalupe Villar Espinoza y/o Jorge Alberto Osorio Morales.

2,133,600

BBVA Bancomer, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, representada por Juan Carlos Mateos Durán de Huerta, y/o José Alberto Galván López, y/o Héctor García Díaz, y/o Federico Álvarez Morphy, y/o Elba Padilla González, y/o Josefina Godinez Razo, y/o Roberto Contreras Morales, y/o Manuel Lucero Hernández, y/o Andrea Pliego Escoto y/o Omar Flores Fonseca, y/o Luz María Suárez Maldonado, y/o Ana María Rivera Arriola, y/o Jesús Rafael García Luna Acevedo, y/o Carlos Dávila Rangel.

549,298

GBM Grupo Bursátil Mexicano, S.A. de C.V., Casa de Bolsa, Grupo GBM Atlántico, representada por Iván Barona González y/o, Everardo Camacho Alanis y/o, Javier Mitrani Melgar y/o Rodrigo Ortega Salazar, y/o Fernando Portilla Soberón.

266,741 740

Banco Santander Serfín, S.A., Grupo Financiero Santander Serfín, representada por Juan Pablo Olaya Estrada y/o María del Cármen López López. — 5,836,856

Invex Casa de Bolsa, S.A. de C.V., Invex Grupo Financiero, representada por Paola González Sicilia Ibarrola. — 454,500

TOTAL: 321,363,063 ([illegible].06%)

México, Distrito Federal a 21 de abril de 2005

Lic. Lorenza K. Langarica O'Hea
Prosecretario del Consejo de Administración

Lic. Ignacio Armida Beguerisse
Escrutador

CONSORCIO ARA, S.A. DE C.V.
ASAMBLEA GENERAL ORDINARIA ANUAL DE ACCIONISTAS

21 DE ABRIL DE 2005

En la Ciudad de México, Distrito Federal, siendo las 12:00 horas del día 21 de abril de 2005, se reunieron en el Salón Capulín B, del Hotel Nikko, ubicado en Campos Elíseos No. 204, Colonia Polanco, C.P. 11560 México, Distrito Federal, los señores accionistas y representantes de accionistas que se mencionan en la lista de asistencia que se agrega al expediente de la presente acta, con el objeto de celebrar la Asamblea General Ordinaria Anual de Accionistas de **CONSORCIO ARA, S.A. DE C.V.** (la "Sociedad"), a la que se convocó mediante publicación hecha en el periódico el *"Universal"* de esta ciudad, el día 5 de abril del año en curso, en cumplimiento con lo dispuesto en el Artículo 186 de la Ley General de Sociedades Mercantiles y la Cláusula Vigésima Tercera de los Estatutos Sociales. Estuvieron presentes los señores ING. GERMÁN AHUMADA RUSSEK, ING. LUIS FELIPE AHUMADA RUSSEK y la LIC. LORENZA K. LANGARICA O'HEA, Presidente, VicePresidente y Prosecretario del Consejo de Administración, respectivamente, así como el señor CARLOS HERNÁNDEZ MAGALLANES en su carácter de Comisario de la Sociedad.

De conformidad con lo dispuesto por la Cláusula Vigésima Séptima de los Estatutos Sociales, presidió la Asamblea el ING. GERMÁN AHUMADA RUSSEK, en su carácter de Presidente del Consejo de Administración, y actuó como Secretario, la LIC. LORENZA K. LANGARICA O'HEA, en su carácter de Prosecretario de la Sociedad.

A continuación, el Presidente designó como escrutador al LIC. IGNACIO ARMIDA BEGUERISSE, quien después de aceptar su designación y examinar las constancias que acreditan la calidad de accionistas y las cartas poder exhibidas, certificó que se encontraban representadas 321'363,063 (trescientos veintiún millones trescientos sesenta y tres mil sesenta y tres) acciones de las 327,692,274 (trescientos veintisiete millones seiscientas noventa y dos mil doscientos setenta y cuatro) acciones en circulación, por lo que se encontraba representado el 98.06% (noventa y ocho punto cero seis por ciento) del capital social suscrito y pagado, en el entendido de que a la fecha de esta asamblea 519,600 (quinientas diecinueve mil seiscientas) acciones han sido recompradas por la Sociedad y se encuentran en su tesorería, fuera de circulación.

Con base en la certificación del escrutador, con fundamento en lo dispuesto en las Cláusulas Vigésima Novena y Trigésima de los Estatutos Sociales, y toda vez que el Secretario se ha cerciorado que los accionistas se encuentran representados en términos de lo señalado en el Artículo 14 Bis 3, fracción VI inciso c) de la Ley del Mercado de Valores, el Presidente declaró legalmente instalada la Asamblea, con lo cual estuvieron de acuerdo todos los presentes.

Visto lo anterior, el Secretario dio lectura al siguiente:

ORDEN DEL DÍA

I. Discusión y aprobación, en su caso, del informe anual del Consejo de Administración a que se refiere el enunciado general del Artículo 172 de la Ley General de Sociedades Mercantiles, por el ejercicio social que concluyó el 31 de diciembre de 2004, incluyendo los estados financieros correspondientes al ejercicio social citado, el dictamen del Comisario, y el informe correspondiente a las principales subsidiarias de la Sociedad.

II. Resolución sobre la aplicación de resultados.

III. Presentación y aprobación, en su caso, del reporte anual del Comité de Auditoria sobre sus actividades, a que se refiere el artículo 14 Bis 3, fracción V, inciso a), de la Ley del Mercado de Valores y la Cláusula Décima Novena Bis de los Estatutos Sociales de la Sociedad.

IV. Designación o en su caso ratificación de los miembros del Consejo de Administración, incluyendo a los Consejeros Independientes, Secretario, Prosecretario; y Comisario de la Sociedad, así como de sus respectivos suplentes.

V. Resolución sobre el monto que podrá destinarse a la compra de acciones propias en términos de lo previsto en el artículo 14 bis 3, fracción I, de la Ley del Mercado de Valores.

VI. Designación de Delegados Especiales de la Asamblea para la ejecución y formalización de sus acuerdos.

Aprobado el anterior Orden del Día, se procedió a tratar los asuntos contenidos en dicho orden en los siguientes términos:

I.- Pasando a tratar el primer punto del orden del día, el Presidente de conformidad con lo dispuesto en el Artículo 172 de la Ley General de Sociedades Mercantiles y la Cláusula Trigésima Primera de los Estatutos Sociales, presentó a la Asamblea:

a) Un informe sobre la marcha de la Sociedad por el ejercicio social que concluyó el 31 de diciembre de 2004, las políticas que se han seguido y los principales proyectos existentes, explicando las principales políticas y criterios contables y de información seguidos en la preparación de la información financiera; y

b) Los estados que muestran la situación financiera de la Sociedad a la fecha de cierre del ejercicio, los resultados de la Sociedad durante el ejercicio, así como los cambios en la situación financiera y los cambios en las partidas que integran el capital contable, acaecidos durante el propio ejercicio, y las notas necesarias para complementar y aclarar la información anterior.

Por su parte, el Comisario de la Sociedad, en cumplimiento del Artículo 166 de la Ley General de Sociedades Mercantiles, rindió su dictamen sobre los estados financieros mencionados, del que se concluye la veracidad, suficiencia y razonabilidad de la información presentada por el Presidente, manifestando que las políticas y criterios contables y de información seguidos por la Sociedad son adecuados y suficientes, por lo que dicha información refleja de manera veraz y suficiente la situación financiera y los resultados de la Sociedad.

Asimismo, conforme a la Cláusula Vigésima Octava de los Estatutos Sociales, el Presidente presentó los respectivos informes a que se refiere el Artículo 172 de la Ley General de Sociedades Mercantiles correspondientes a las empresas subsidiarias de la Sociedad, Consorcio de Ingeniería Integral, S.A. de C.V., Proyectos Urbanos Ecológicos, S.A. de C.V. Constructora y Urbanizadora Ara, S.A. de C.V., Inmobiliaria ACRE, S.A. de C.V., Asesoría Técnica y Administrativa GAVI, S.A. de C.V., Comercialización y Ventas, S.A. y Promotora y Desarrolladora de Centros Comerciales, S.A. de C.V.

Se entregó a los accionistas presentes o representados, para su conocimiento e información, un ejemplar de los informes antes mencionados.

Después de haber discutido la información presentada en relación con este punto del Orden del Día, los accionistas presentes o representados decidieron adoptar las siguientes resoluciones mediante el voto de 252'892,437 (doscientas cincuenta y dos mil ochocientas noventa y dos cuatrocientas treinta y siete) acciones, representativas del 78.69% (setenta y ocho punto sesenta y nueve por ciento) de las acciones representadas en la asamblea, absteniéndose de votar 68'470,626 (sesenta y ocho millones cuatrocientas setenta mil seiscientas veintiséis) acciones de las presentes:

RESOLUCIONES

PRIMERA.- Se aprueba el informe rendido por el Presidente del Consejo de Administración en los términos del Artículo 172 de la Ley General de Sociedades Mercantiles y la Cláusula Trigésima Primera de los Estatutos Sociales, acerca de las operaciones realizadas por la Sociedad, durante el ejercicio social que concluyó el 31 de diciembre de 2004, para lo cual se tomó en cuenta el informe rendido por el Comisario de conformidad con el Artículo 166 de la Ley General de Sociedades Mercantiles.

SEGUNDA.- Se aprueban todas y cada una de las operaciones llevadas a cabo por la Sociedad durante el ejercicio social que concluyó el 31 de Diciembre de 2004, ratificándose todos y cada uno de los actos realizados por el Consejo de Administración de la Sociedad durante el ejercicio citado.

TERCERA.- Se toma nota de la presentación de los informes a que se refiere el Articulo 172 de la Ley General de Sociedades Mercantiles de las empresas subsidiarias de la Sociedad, Consorcio de Ingeniería Integral, S.A. de C.V., Proyectos Urbanos Ecológicos, S.A. de C.V. Constructora y Urbanizadora Ara, S.A. de C.V., Inmobiliaria ACRE, S.A. de C.V., Asesoría Técnica y Administrativa GAVI, S.A. de C.V., Comercialización y Ventas, S.A. y Promotora y Desarrolladora de Centros Comerciales, S.A. de C.V.

CUARTA.- Se ordena agregar un ejemplar de los documentos mencionados al expediente de la presente acta.

II.- En desahogo del segundo punto del Orden del Día, el Presidente propuso que de las utilidades netas de la Sociedad obtenidas en el ejercicio social de 2004, mismas que ascendieron a la suma de $1,009,292,926 (mil nueve millones doscientos noventa y dos mil novecientos veintiséis pesos 00/100 M.N.) se separe solamente el .245% (punto dos cuatro cinco por ciento), o sea la cantidad de $2,468,147 (dos millones cuatrocientos sesenta y ocho mil ciento cuarenta y siete pesos 00/100 M.N.) para la constitución de la reserva legal, y el saldo de $1,006,824,779 (mil seis millones ochocientos veinticuatro mil setecientos setenta y nueve pesos 00/100 M.N.) se lleve a la cuenta de utilidades retenidas pendientes de aplicar. El Presidente aclaro a los presentes que la cantidad reservada es suficiente para cumplir con el requisito que establece el artículo 20 de la Ley General de Sociedades Mercantiles.

Asimismo, el Presidente informó a los accionistas que existía una propuesta, por parte del Consejo de Administración de la Sociedad, por recomendación del Comité de Finanzas y Planeación, de llevar a cabo el pago de un dividendo de $0.43 (cuarenta y tres centrados M.N.) por acción emitida y en circulación y hasta tanto la cantidad de

$141,131,106 (ciento cuarenta y un millones ciento treinta y un mil ciento seis pesos 00/100 M.N.), por lo que se somete a consideración de los accionistas la propuesta de llevar a cabo dicho pago de dividendos con cargo a la Cuenta de Utilidad Fiscal Neta (CUFIN) el cuál en caso de ser aprobado, será pagadero a partir del 24 de mayo de 2005.

Después de una amplia deliberación, los accionistas presentes o representados adoptaron las siguientes resoluciones mediante el voto de 257'262,733 (doscientas cincuenta y siete millones doscientas sesenta y dos mil setecientas treinta y tres) acciones representativas del 80.05% (ochenta punto cero cinco por ciento) de las acciones representadas en la asamblea, absteniéndose de votar 64'100,330 (sesenta y cuatro millones cien mil trescientas treinta) acciones de las presentes:

RESOLUCIONES

PRIMERA.- Se resuelve que de las utilidades netas de la Sociedad obtenidas en el ejercicio social de 2004, mismas que ascendieron a la suma de $1,009,292,926 (mil nueve millones doscientos noventa y dos mil novecientos veintiséis pesos 00/100 M.N.), se separe el .245% (punto dos cuatro cinco por ciento), o sea la cantidad de $2,468,147 (dos millones cuatrocientos sesenta y ocho mil ciento cuarenta y siete pesos 00/100 M.N.) para la constitución de la reserva legal y que el saldo, es decir la cantidad de $1,006,824,779 (mil seis millones ochocientos veinticuatro mil setecientos setenta y nueve pesos 00/100 M.N.) se lleve a la cuenta de utilidades retenidas pendientes de aplicar.

SEGUNDA.- Se aprueba el pago de un dividendo a los accionistas, con cargo a la Cuenta de Utilidad Fiscal Neta (CUFIN), por la cantidad de $0.43 (cuarenta y tres centavos M.N.) y hasta tanto la cantidad de $141,131,106 (ciento cuarenta y un millones ciento treinta y un mil ciento seis pesos 00/100 M.N.), dicho dividendo será pagado a partir del 24 de mayo de 2005.

III.- En desahogo de este tercer punto del Orden del Día, el Comité de Auditoria, por conducto de su Presidente, presentó a los accionistas presentes o representados, el informe anual sobre sus actividades.

Al efecto, los accionistas presentes o representados adoptaron las siguientes resoluciones, mediante el voto de 253'326,489 (doscientos cincuenta y tres millones trescientas veintiséis mil cuatrocientas ochenta y nueve) representativas del 78.82% (setenta y ocho punto ochenta y dos por ciento) de las acciones representadas en la asamblea, absteniéndose de votar 68'036,574 (sesenta y ocho millones treinta y seis mil quinientas setenta y cuatro) acciones de las presentes:

RESOLUCIÓN

ÚNICA.- Se resuelve aprobar el informe anual del Comité de Auditoria sobre sus actividades llevadas a cabo durante el ejercicio de 2004.

IV.- Continuando con el cuarto punto del Orden del Día, el Secretario informó a la Asamblea sobre: (i) la renuncia presentada por los señores EMILIO CAMOU LOERA y AGUSTÍN HERNÁNDEZ BAZALDÚA a sus cargos de Consejeros propietario y suplente de la Sociedad respectivamente; (ii) la propuesta de uno de los accionistas de la Sociedad de nombrar al señor JEAN LOUIS GUINCHARD como nuevo Consejero propietario y al señor FRANCISCO JAVIER LOMELÍN AYALA como nuevo Consejero suplente de la Sociedad, ambos con el carácter de independiente; (iii) la necesidad de ratificar a los

demás Consejeros propietarios y suplentes del Consejo de Administración; y (iv) la necesidad de designar al Comisario y al Comisario suplente de la Sociedad.

Al efecto, los accionistas presentes o representados adoptaron las siguientes resoluciones, mediante el voto de 256'608,785 (doscientos cincuenta y seis millones seiscientas ocho mil setecientas ochenta y cinco) representativas del 79.85% (setenta y nueve punto ochenta y cinco por ciento) de las acciones representadas en la asamblea, con el voto negativo de 205,400 (doscientas cinco mil cuatrocientas) acciones de las representadas en la asamblea, y absteniéndose de votar 64'548,878 (sesenta y cuatro millones quinientas cuarenta y ocho mil ochocientas setenta y ocho) acciones de ias presentes:

RESOLUCIONES

PRIMERA.- Se tiene por presentada y se acepta la renuncia de los señores EMILIO CAMOU LOERA y AGUSTÍN HERNÁNDEZ BAZALDÚA a sus cargos como Consejero propietario y Consejero suplente respectivamente de la Sociedad, liberándolo de todas y cualesquiera reclamaciones o responsabilidades, conocidas o desconocidas, de cualquier tipo, que se relacionen o correspondan en cualquier modo al cargo y desempeño del mismo.

SEGUNDA.- Se acepta la propuesta de uno de los accionistas de la Sociedad para designar al señor JEAN LOUIS GUINCHARD como nuevo Consejero propietario y al señor FRANCISCO JAVIER LOMELÍN AYALA como nuevo Consejero suplente de la Sociedad, ambos con el carácter de independientes.

TERCERA.- Se resuelve elegir o en su caso reelegir a los siguientes miembros del Consejo de Administración, en sus cargos, por lo que dicho Consejo queda integrado a partir de la fecha de celebración de la presente Asamblea, de la siguiente manera:

CONSEJO DE ADMINISTRACIÓN

GERMÁN AHUMADA RUSSEK Presidente	JOSÉ ANTONIO AGUILAR OBREGÓN Consejero Suplente
LUIS FELIPE AHUMADA RUSSEK VicePresidente	ANTONIO FRANCK CABRERA* Consejero Suplente
GERMÁN AHUMADA ALDUNCIN Consejero Propietario	J. SACRAMENTO SOTO SOLÍS Consejero Suplente
PEDRO ALONSO ANGULO* Consejero Propietario	MARÍA CRISTINA HERNÁNDEZ TREJO* Consejero Suplente
LUIS RAMON CARAZO PRECIADO* Consejero Propietario	EUGENIO RIVEROLL PICAZO* Consejero Suplente
ROBERTO DANEL DÍAZ* Consejero Propietario	MANUEL GUTIÉRREZ GARCÍA* Consejero Suplente
FELIX GAVITO MARCO * Consejero Propietario	LORENZO LUCAS SÁNCHEZ * Consejero Suplente

ANDRÉS MASSIEU BERLANGA* Consejero Propietario	MANUEL CAMPOS SPOOR* Consejero Suplente
MARCOS RAMÍREZ MIGUEL* Consejero Propietario	IGNACIO FARIAS CAMPERO* Consejero Suplente
GODOFREDO ROJAS REYES* Consejero Propietario	MIGUEL ÁNGEL ROJAS REYES* Consejero Suplente
JEAN LOUIS GUINCHARD* Consejero Propietario	FRANCISCO JAVIER LOMELÍN AYALA* Consejero Suplente

* Consejeros Independientes

CUARTA.- Se resuelve reelegir a los señores CARLOS HERNÁNDEZ MAGALLANES y GUILLERMO DELGADO HERROZ como Comisario Propietario y Comisario Suplente de la Sociedad; respectivamente.

QUINTA.- Se resuelve pagar a los Consejeros, Secretario y Comisarios de la Sociedad, como remuneración neta del impuesto sobre la renta, una moneda denominada Centenario, o la cantidad equivalente al valor de adquisición de un Centenario por cada sesión del Consejo de Administración a la que asistan.

V.- En relación con el quinto punto del Orden del Día programado para esta Asamblea, el Presidente informó a los asistentes que era necesario determinar el monto que podrá destinarse a la compra de acciones propias en términos de lo previsto en el artículo 14 bis 3, fracción I, de la Ley del Mercado de Valores.

Previa deliberación al respecto, los accionistas presentes o representados decidieron adoptar las siguientes resoluciones mediante el voto de 257'262,733 (doscientos cincuenta y siete millones doscientas sesenta y dos mil setecientas treinta y tres) acciones representativas del 80.05% (ochenta punto cero cinco por ciento) de las acciones representadas en la asamblea, absteniéndose de votar 64'100,330 (sesenta y cuatro millones cien mil trescientas treinta) acciones de las presentes:

RESOLUCIÓN

ÚNICA.- Se resuelve destinar a la compra de acciones propias en términos de lo previsto en el artículo 14 bis 3, fracción I, de la Ley del Mercado de Valores, una cantidad equivalente al porcentaje del capital contable que se destino para dicho fin en la asamblea de accionistas celebrada en abril de 2004, sin que exceda del saldo total de las utilidades netas de la Sociedad al cierre del último ejercicio social, incluyendo las retenidas.

VI.- En desahogo de este sexto punto del Orden del Día, los accionistas presentes o representados, a propuesta del Presidente y mediante el voto de 257'262,733 (doscientos cincuenta y siete millones doscientas sesenta y dos mil setecientas treinta y tres) acciones representativas del 80.05% (ochenta punto cero cinco por ciento) de las acciones representadas en la asamblea, absteniéndose de votar 64'100,330 (sesenta y cuatro millones cien mil trescientas treinta) acciones de las presentes, aprobaron la designación del Secretario, LIC. JAIME CORTÉS ROCHA y de los señores licenciados, LORENZA K. LANGARICA O'HEA, IGNACIO ARMIDA BEGUERISSE y DAVID

ORNELAS CUEVAS, así como los señores PATRICIA NIETO TENORIO, J. SACRAMENTO SOTO SOLÍS, ANA TERESA PIEDRA CALDERÓN, ANDREA RÉBORA BOY y ANACANDY PERUSQUÍA VELÁZQUEZ como delegados especiales para que comparezcan indistintamente ante el Notario Público de su elección a protocolizar total o parcialmente la presente acta, expidan copias certificadas de la presente acta, presenten la información requerida por la Ley del Mercado de Valores y las disposiciones aplicables de la Comisión Nacional Bancaria y de Valores, y lleven a cabo los demás actos necesarios para dar cumplimiento a los acuerdos de la Asamblea.

No habiendo otro asunto que tratar, se suspendió la asamblea por el tiempo necesario para la redacción de la presente acta, la cual fue leída y aprobada por todos los accionistas presentes o representados, y firmada por el Presidente, el Prosecretario y el Comisario Suplente el día de su fecha.

ING. GERMÁN AHUMADA RUSSEK
PRESIDENTE

LIC. LORENZA LANGARICA O'HEA
PROSECRETARIO

C.P. CARLOS HERNANDEZ MAGALLANES
COMISARIO

RESUMEN DE ACUERDOS
CONSORCIO ARA, S.A. DE C.V.

ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS

21 DE ABRIL DE 2005

I. Discusión y aprobación, en su caso, del informe anual del Consejo de Administración a que se refiere el enunciado general del Artículo 172 de la Ley General de Sociedades Mercantiles, por el ejercicio social que concluyó el 31 de diciembre de 2004, incluyendo los estados financieros correspondientes al ejercicio social citado, el dictamen del Comisario, y el informe correspondiente a las principales subsidiarias de la Sociedad.

RESOLUCIONES

PRIMERA.- Se aprueba el informe rendido por el Presidente del Consejo de Administración en los términos del Artículo 172 de la Ley General de Sociedades Mercantiles y la Cláusula Trigésima Primera de los Estatutos Sociales, acerca de las operaciones realizadas por la Sociedad, durante el ejercicio social que concluyó el 31 de diciembre de 2004, para lo cual se tomó en cuenta el informe rendido por el Comisario de conformidad con el Artículo 166 de la Ley General de Sociedades Mercantiles.

SEGUNDA.- Se aprueban todas y cada una de las operaciones llevadas a cabo por la Sociedad durante el ejercicio social que concluyó el 31 de Diciembre de 2004, ratificándose todos y cada uno de los actos realizados por el Consejo de Administración de la Sociedad durante el ejercicio citado.

TERCERA.- Se toma nota de la presentación de los informes a que se refiere el Artículo 172 de la Ley General de Sociedades Mercantiles de las empresas subsidiarias de la Sociedad, Consorcio de Ingeniería Integral, S.A. de C.V., Proyectos Urbanos Ecológicos, S.A. de C.V. Constructora y Urbanizadora Ara, S.A. de C.V., Inmobiliaria ACRE, S.A. de C.V., Asesoría Técnica y Administrativa GAVI, S.A. de C.V., Comercialización y Ventas, S.A. y Promotora y Desarrolladora de Centros Comerciales, S.A. de C.V.

CUARTA.- Se ordena agregar un ejemplar de los documentos mencionados al expediente de la presente acta.

II. Resolución sobre la aplicación de resultados.

RESOLUCIONES

PRIMERA.- Se resuelve que de las utilidades netas de la Sociedad obtenidas en el ejercicio social de 2004, mismas que ascendieron a la suma de $1,009,292,926 (mil nueve millones doscientos noventa y dos mil novecientos veintiséis pesos 00/100 M.N.), se separe el .245% (punto dos cuatro cinco por ciento), o sea la cantidad de $2,468,147 (dos millones cuatrocientos sesenta y ocho mil ciento cuarenta y siete pesos 00/100 M.N.) para la constitución de la reserva legal y que el saldo, es decir la cantidad de $1,006,824,779 (mil seis millones ochocientos veinticuatro mil setecientos setenta y nueve pesos 00/100 M.N.) se lleve a la cuenta de utilidades retenidas pendientes de aplicar.

SEGUNDA.- Se aprueba el pago de un dividendo a los accionistas, con cargo a la Cuenta de Utilidad Fiscal Neta (CUFIN), por la cantidad de $0.43 (cuarenta y tres centavos M.N.) y hasta tanto la cantidad de $141,131,106 (ciento cuarenta y un millones ciento treinta y un mil ciento seis pesos 00/100 M.N.), dicho dividendo será pagado a partir del 24 de mayo de 2005.

III. Presentación y aprobación, en su caso, del reporte anual del Comité de Auditoria sobre sus actividades, a que se refiere el artículo 14 Bis 3, fracción V, inciso a), de la Ley del Mercado de Valores y la Cláusula Décima Novena Bis de los Estatutos Sociales de la Sociedad.

RESOLUCIÓN

ÚNICA.- Se resuelve aprobar el informe anual del Comité de Auditoria sobre sus actividades llevadas a cabo durante el ejercicio de 2004.

IV. Designación o en su caso ratificación de los miembros del Consejo de Administración, incluyendo a los Consejeros Independientes, Secretario, Prosecretario; y Comisario de la Sociedad, así como de sus respectivos suplentes.

RESOLUCIONES

PRIMERA.- Se tiene por presentada y se acepta la renuncia de los señores EMILIO CAMOU LOERA y AGUSTÍN HERNÁNDEZ BAZALDÚA a sus cargos como Consejero propietario y Consejero suplente respectivamente de la Sociedad, liberándolo de todas y cualesquiera reclamaciones o responsabilidades, conocidas o desconocidas, de cualquier tipo, que se relacionen o correspondan en cualquier modo al cargo y desempeño del mismo.

SEGUNDA.- Se acepta la propuesta de uno de los accionistas de la Sociedad para designar al señor JEAN LOUIS GUINCHARD como nuevo Consejero propietario y al señor FRANCISCO JAVIER LOMELÍN AYALA como nuevo Consejero suplente de la Sociedad, ambos con el carácter de independientes.

TERCERA.- Se resuelve elegir o en su caso reelegir a los siguientes miembros del Consejo de Administración, en sus cargos, por lo que dicho Consejo queda integrado a partir de la fecha de celebración de la presente Asamblea, de la siguiente manera:

<u>CONSEJO DE ADMINISTRACIÓN</u>

GERMÁN AHUMADA RUSSEK Presidente	JOSÉ ANTONIO AGUILAR OBREGÓN Consejero Suplente
LUIS FELIPE AHUMADA RUSSEK VicePresidente	ANTONIO FRANCK CABRERA* Consejero Suplente
GERMÁN AHUMADA ALDUNCIN Consejero Propietario	J. SACRAMENTO SOTO SOLÍS Consejero Suplente
PEDRO ALONSO ANGULO* Consejero Propietario	MARÍA CRISTINA HERNÁNDEZ TREJO* Consejero Suplente
LUIS RAMON CARAZO PRECIADO* Consejero Propietario	EUGENIO RIVEROLL PICAZO* Consejero Suplente
ROBERTO DANEL DÍAZ* Consejero Propietario	MANUEL GUTIÉRREZ GARCÍA* Consejero Suplente
FELIX GAVITO MARCO * Consejero Propietario	LORENZO LUCAS SÁNCHEZ * Consejero Suplente
ANDRÉS MASSIEU BERLANGA* Consejero Propietario	MANUEL CAMPOS SPOOR* Consejero Suplente
MARCOS RAMÍREZ MIGUEL* Consejero Propietario	IGNACIO FARIAS CAMPERO* Consejero Suplente
GODOFREDO ROJAS REYES* Consejero Propietario	MIGUEL ÁNGEL ROJAS REYES* Consejero Suplente

JEAN LOUIS GUINCHARD* Consejero Propietario	FRANCISCO JAVIER LOMELÍN AYALA* Consejero Suplente

* Consejeros Independientes

CUARTA.- Se resuelve reelegir a los señores CARLOS HERNÁNDEZ MAGALLANES y GUILLERMO DELGADO HERROZ como Comisario Propietario y Comisario Suplente de la Sociedad; respectivamente.

QUINTA.- Se resuelve pagar a los Consejeros, Secretario y Comisarios de la Sociedad, como remuneración neta del impuesto sobre la renta, una moneda denominada Centenario, o la cantidad equivalente al valor de adquisición de un Centenario por cada sesión del Consejo de Administración a la que asistan.

V. Resolución sobre el monto que podrá destinarse a la compra de acciones propias en términos de lo previsto en el artículo 14 bis 3, fracción I, de la Ley del Mercado de Valores.

RESOLUCIÓN

ÚNICA.- Se resuelve destinar a la compra de acciones propias en términos de lo previsto en el artículo 14 bis 3, fracción I, de la Ley del Mercado de Valores, una cantidad equivalente al porcentaje del capital contable que se destino para dicho fin en la asamblea de accionistas celebrada en abril de 2004, sin que exceda del saldo total de las utilidades netas de la Sociedad al cierre del último ejercicio social, incluyendo las retenidas.

VI. Designación de Delegados Especiales de la Asamblea para la ejecución y formalización de sus acuerdos.

RESOLUCIÓN

ÚNICA.- Designación del Secretario, LIC. JAIME CORTÉS ROCHA y de los señores licenciados, LORENZA K. LANGARICA O'HEA, IGNACIO ARMIDA BEGUERISSE y DAVID ORNELAS CUEVAS, así como los señores PATRICIA NIETO TENORIO, j. SACRAMENTO SOTO SOLÍS, ANA TERESA PIEDRA CALDERÓN, ANDREA RÉBORA BOY y ANACANDY PERUSQUÍA VELÁZQUEZ como delegados especiales para que comparezcan indistintamente ante el Notario Público de su elección a protocolizar total o parcialmente la presente acta, expidan copias certificadas de la presente acta, presenten la información requerida por la Ley del Mercado de Valores y las disposiciones aplicables de la Comisión Nacional Bancaria y de Valores, y lleven a cabo los demás actos necesarios para dar cumplimiento a los acuerdos de la Asamblea.

LA SUSCRITA LIC. LORENZA K. LANGARICA O'HEA, EN SU CARÁCTER DE PROSECRETARIO DEL CONSEJO DE ADMINISTRACIÓN DE CONSORCIO ARA, S.A. DE C.V. HACE CONSTAR QUE EL PRESENTE RESUMEN ES FIEL Y EXACTO RSPECTO DE LAS RESOLUCIONES QUE SE ADOPTARON EN LA ASAMBLEA GENERAL ORDINARIA ANUAL DE ACCIONISTAS DE CONSORCIO ARA, S.A. DE C.V. EL 21 DE ABRIL DE 2005.

LIC. LORENZA K. LANGARICA O'HEA
PROSECRETARIO DEL CONSEJO DE ADMINISTRACIÓN
CONSORCIO ARA, S.A. DE C.V.

CONSORCIO ARA, S.A. DE C.V.

DICTAMEN DEL COMISARIO

A la Asamblea General de Accionistas:

En mi carácter de comisario y en cumplimiento de lo dispuesto en el artículo 166 de la Ley General de Sociedades Mercantiles y en los estatutos sociales de Consorcio ARA, S.A. de C.V., rindo a ustedes mi dictamen sobre la veracidad, suficiencia y razonabilidad de la información financiera individual y consolidada que ha presentado a ustedes el H. Consejo de Administración, en relación con la marcha de la sociedad por el año que terminó el 31 de diciembre de 2004.

Al respecto, me permito informarles lo siguiente:

1. La información contable presentada a ustedes por el H. Consejo de Administración de esta sociedad cumple con las políticas y criterios contables y de información establecidos en los estatutos sociales y la legislación particular que le es aplicable a la misma y son adecuados y suficientes para evaluar la posición financiera, contable y administrativa de la propia empresa;

2. Tales políticas y criterios han sido aplicados en forma consistente en la información presentada a ustedes por el H. Consejo de Administración.

Por otra parte, me permito informarles que he asistido a las asambleas de accionistas y juntas del Consejo de Administración a las que he sido convocado y he obtenido de los directores y administradores toda la información sobre las operaciones, documentos y registros que juzgué necesario investigar para rendir el informe contenido en los incisos anteriores.

En mi opinión, los criterios y políticas contables y de información seguidos por la sociedad y considerados por los administradores para preparar la información financiera individual y consolidada presentada por los mismos a esta asamblea, son adecuados, suficientes y se aplicaron en forma consistente con el ejercicio anterior; por lo tanto, la información financiera individual y consolidada presentada por los administradores refleja en forma veraz, suficiente y razonable la situación financiera de Consorcio Ara, S.A. de C.V. al 31 de diciembre de 2004, y los resultados de sus operaciones, las variaciones en su capital contable y los cambios en su situación financiera por el año que terminó en esa fecha, de conformidad con los Principios de Contabilidad Generalmente Aceptados en México.

México, D.F., a 18 de marzo de 2005.

Comisario

C.P. Carlos Hernández Magallanes

Rúbrica.

CONSORCIO ARA, S.A. DE C.V. Y SUBSIDIARIAS

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

Al Consejo de Administración y accionistas:

Hemos examinado los balances generales consolidados de Consorcio Ara, S.A. de C.V. y subsidiarias (la Compañía) al 31 de diciembre de 2004 y 2003, y los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera, que les son relativos, por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías.

Nuestros exámenes fueron realizados de acuerdo con las Normas de Auditoría Generalmente Aceptadas en México, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con los Principios de Contabilidad Generalmente Aceptados en México. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones

de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Consorcio Ara, S.A. de C.V. y subsidiarias al 31 de diciembre de 2004 y 2003, y los resultados de sus operaciones, las variaciones en el capital contable y los cambios en la situación financiera, por los años que terminaron en esas fechas, de conformidad con los Principios de Contabilidad Generalmente Aceptados en México.

14 de marzo de 2005.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Miembro de Deloitte Touche Tohmatsu

C.P.C. Mario Chavero González

Rúbrica.

CONSORCIO ARA, S.A. DE C.V. Y SUBSIDIARIAS

BALANCES GENERALES CONSOLIDADOS

AL 31 DE DICIEMBRE DE 2004 Y 2003

(en miles de pesos de poder adquisitivo del 31 de diciembre de 2004)

Activo	2004	2003
Activo circulante		
Inversiones temporales y efectivo	$ 1,227,020	$ 945,959
Clientes-neto	1,372,851	1,336,486
Cuentas por cobrar a asociadas	35,650	21,387
Inventarios	4,620,778	3,956,311
Otros activos	83,608	92,502
Total del activo circulante	7,339,907	6,352,645
Documentos por cobrar a asociadas	106,021	73,370
Terrenos para futuras construcciones	436,991	339,538
Inversión en acciones de compañías asociadas	35,755	9,051
Inmuebles, maquinaria y equipo-neto	510,668	495,922
Total	$ 8,429,342	$ 7,270,526
Pasivo y capital contable		
Pasivo circulante		
Proveedores	$ 266,898	$ 189,320
Impuestos y gastos acumulados	245,217	193,921
Anticipos de clientes	323,546	301,995
Impuesto Sobre la Renta	71,259	34,313
Participación de los Trabajadores en las Utilidades	1,425	1,261
Total del pasivo circulante	908,345	720,810
Proveedores de terrenos a largo plazo	50,302	-
Obligaciones por contratos de arrendamiento financiero	72,406	75,339
Otros pasivos a largo plazo	14,119	14,119
Impuesto Sobre la Renta diferido	1,637,069	1,665,907
Total del pasivo	2,682,241	2,476,175

Compromisos		
Capital contable		
Capital social	954,759	954,224
Prima en suscripción de acciones	508,973	508,973
Reserva para la adquisición de acciones propias	89,060	78,659
Prima en recolocación de acciones recompradas	20,747	19,790
Utilidades retenidas	5,215,096	4,205,804
Insuficiencia en la actualización del capital contable	(229,534)	(157,301)
Efecto acumulado de Impuesto Sobre la Renta diferido	(833,838)	(833,838)
Capital contable mayoritario	5,725,263	4,776,311
Interés minoritario en subsidiarias consolidadas	21,838	18,040
Total del capital contable	5,747,101	4,794,351
Total	$ 8,429,342	$ 7,270,526

Las notas adjuntas son parte de los estados financieros consolidados.

CONSORCIO ARA, S.A. DE C.V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE RESULTADOS

POR LOS AÑOS QUE TERMINARON EL 31 DE DICIEMBRE DE 2004 Y 2003

(en miles de pesos de poder adquisitivo del 31 de diciembre de 2004, excepto utilidad básica por acción que se expresa en pesos)

	2004	2003
Ingresos	$ 5,777,793	$ 5,072,941
Costos	4,098,561	3,609,566
Utilidad bruta	1,679,232	1,463,375
Gastos generales y de administración	444,641	389,625
Utilidad de operación	1,234,591	1,073,750
Otros ingresos-neto	(3,429)	(76,233)
Costo integral de financiamiento:		
Gasto por intereses	77,297	57,806
Ingreso por intereses	(69,016)	(53,040)
Pérdida por posición monetaria	24,089	15,889
Ganancia cambiaria-neta	(3,538)	(3,965)
	28,832	16,690
Participación en los resultados de compañías asociadas	21,301	-
Utilidad antes de Impuesto Sobre la Renta y Participación de los Trabajadores en las Utilidades	1,230,489	1,133,293
Impuesto Sobre la Renta	215,783	379,286
Participación de los Trabajadores en las Utilidades	1,352	1,212
Utilidad neta consolidada	$ 1,013,354	$ 752,795
Utilidad neta mayoritaria	$ 1,009,292	$ 749,634
Utilidad neta minoritaria	4,062	3,161
Utilidad neta consolidada	$ 1,013,354	$ 752,795
Utilidad básica por acción	$ 3.08	$ 2.29
Promedio ponderado de acciones en circulación	328,053,974	328,024,499

Las notas adjuntas son parte de los estados financieros consolidados.

CONSORCIO ARA, S.A. DE C.V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE VARIACIONES EN EL CAPITAL CONTABLE

POR LOS AÑOS QUE TERMINARON EL 31 DE DICIEMBRE DE 2004 Y 2003

CONSORCIO ARA, S.A. DE C.V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE VARIACIONES EN EL CAPITAL CONTABLE

POR LOS AÑOS QUE TERMINARON EL 31 DE DICIEMBRE DE 2004 Y 2003

(en miles de pesos de poder adquisitivo del 31 de diciembre de 2004)

	Capital social	Prima en suscripción de acciones	Reserva para la adquisición de acciones propias	Prima en recolocación de acciones recompradas	Utilidades retenidas	Insuficiencia en la actualización del capital contable	Efecto acumulado de Impuesto Sobre la Renta diferido	Interés minoritario en subsidiarias consolidadas	Capital contable
Saldos al 1 de enero de 2003	$ 953,983	$ 508,973	$ 82,522	$ 18,486	$ 3,456,170	$ (34,264)	$ (833,838)	$ 15,366	$ 4,167,398
Recolocación de acciones propias	241	-	(3,863)	-	-	-	-	-	(3,622)
Ganancia en recolocación de acciones propias-neto	-	-	-	1,304	-	-	-	-	1,304
Utilidad integral	-	-	-	-	749,634	(123,037)	-	2,674	629,271
Saldos al 31 de diciembre de 2003	954,224	508,973	78,659	19,790	4,205,804	(157,301)	(833,838)	18,040	4,794,351
Recolocación de acciones propias	535	-	10,401	-	-	-	-	-	10,936
Ganancia en recolocación de acciones propias-neto	-	-	-	957	-	-	-	-	957
Utilidad integral	-	-	-	-	1,009,292	(72,233)	-	3,798	940,857
Saldos al 31 de diciembre de 2004	$ 954,759	$ 508,973	$ 89,060	$ 20,747	$ 5,215,096	$ (229,534)	$ (833,838)	$ 21,838	$ 5,747,101

Las notas adjuntas son parte de los estados financieros consolidados.

CONSORCIO ARA, S.A. DE C.V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACION FINANCIERA

POR LOS AÑOS QUE TERMINARON EL 31 DE DICIEMBRE DE 2004 Y 2003

(en miles de pesos de poder adquisitivo del 31 de diciembre de 2004)

	2004	2003
Operación		
Utilidad neta consolidada	$ 1,013,354	$ 752,795
Más (menos) partidas que no requirieron (generaron) la utilización de recursos		
Depreciación	75,302	62,271
Impuesto Sobre la Renta diferido	(28,838)	240,611
Utilidad en venta de acciones de subsidiaria	-	(8,695)
Participación en los resultados de compañías asociadas	(21,301)	-
	1,038,517	1,046,982
Cambios en activos y pasivos de operación		
(Aumento) disminución en		
Clientes - neto	(36,365)	(160,513)
Cuentas por cobrar a asociadas	(14,263)	(21,386)
Inventarios y terrenos para futuras construcciones	(834,417)	(862,641)
Otros activos	8,894	45,843
Aumento (disminución) en		
Proveedores	127,880	17,139
Impuestos y gastos acumulados	43,928	50,587
Anticipos de clientes	21,551	(22,990)
Impuesto Sobre la Renta	36,946	(5,552)
Participación de los Trabajadores en las Utilidades	164	190
Recursos generados por la operación	392,835	87,659
Financiamiento		
Préstamos de instituciones financieras	700,000	315,570
Obligaciones por contratos de arrendamiento financiero	44,670	66,365
Pagos a instituciones financieras	(700,000)	(316,332)
Pagos de obligaciones de contratos de arrendamiento financiero	(40,235)	(18,045)
Prima en recolocación de acciones propias	11,893	(2,318)
Recursos generados por actividades de financiamiento	16,328	45,240
Inversión		
Inversión en inmuebles, maquinaria y equipo	(90,048)	(195,407)
Documentos por cobrar a asociadas	(32,651)	(73,370)
Inversión en acciones de compañías asociadas	(5,403)	-
Desinversión en subsidiaria y fideicomiso	-	212,049
Recursos utilizados en actividades de inversión	(128,102)	(56,728)
Inversiones temporales y efectivo		
Aumento	281,061	76,171
Saldo al inicio del año	945,959	869,788
Saldo al final del año	$ 1,227,020	$ 945,959

Las notas adjuntas son parte de los estados financieros consolidados.

CONSORCIO ARA, S.A. DE C.V. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS

POR LOS AÑOS QUE TERMINARON EL 31 DE DICIEMBRE DE 2004 Y 2003

(en miles de pesos de poder adquisitivo del 31 de diciembre de 2004)

1. Actividades

Consorcio Ara, S.A. de C.V. y subsidiarias (la Compañía), se dedica a la compra de terrenos, el diseño de desarrollos habitacionales tanto de interés social, medio y residencial, y a la construcción, promoción y comercialización de los mismos desarrollos industriales y turísticos, así como al arrendamiento de unicentros y minicentros comerciales.

La Compañía lleva a cabo la construcción de sus desarrollos habitacionales mediante la contratación de servicios de construcción por medio de contratos de obra. Dichos contratos obligan al subcontratista a ejecutar por sí mismo o por medio de terceros la obra convenida de acuerdo a las especificaciones técnicas requeridas por la compañía.

2. Bases de presentación

a. Consolidación de estados financieros- Los estados financieros consolidados incluyen los de Consorcio Ara, S.A. de C.V. (Ara) y los de sus subsidiarias, cuya participación accionaria en su capital social se muestra a continuación. Los saldos y operaciones intercompañías importantes, han sido eliminados en estos estados financieros consolidados.

Grupo o subsidiarias	**Participación**
Consorcio de Ingeniería Integral, S.A. de C.V. (CIISA)	99.6%
Proyectos Urbanos Ecológicos, S.A. de C.V. (PUESA)	99.9%
Constructora y Urbanizadora ARA, S.A. de C.V. (CUARA)	99.9%
Inmobiliaria Acre, S.A. de C.V. (ACRE)	99.1%
Asesoría Técnica y Administrativa GAVI, S.A. de C.V. (GAVI)	99.9%
Comercialización y Ventas, S.A. (COVENSA)	98.0%
Promotora y Desarrolladora de Centros Comerciales, S.A. de C.V. (PDCC)	99.9%

La compañía constituyó a PDCC con una participación del 99.9% quien a su vez consolida con otras subsidiarias de quienes posee el 99.9% de las acciones. Dichas compañías son: Operadora de Unicentros y Locales Comerciales, S.A. de C.V., Complejo de Comercio las Américas, S.A. de C.V. y Complejo Comercial Ecatepec, S. de R.L. quienes se dedican al arrendamiento de unicentros y minicentros comerciales, de los cuales se planea su construcción desde el inicio de los desarrollos habitacionales. El 11 de noviembre de 2003 PDCC celebró un contrato denominado Framework Agreement en el que se establecen los lineamientos a seguir para llevar a cabo coinversión en futuros proyectos de construcción y operación de centros comerciales.

Venta de subsidiaria- Con fecha 23 de diciembre de 2003, la Compañía vendió a un tercero el 50% de las partes sociales de su subsidiaria indirecta Centro San Miguel, S. de R.L. (antes Centro San Miguel, S.A. de C.V.). El precio de venta fue de $7,889, a esa fecha, el capital contable tenía un valor de aproximadamente $13,254, así mismo se llevó a cabo el reconocimiento de una utilidad diferida por gastos capitalizados antes de la venta por aproximadamente $13,990 generando una utilidad neta por venta de acciones en subsidiaria de aproximadamente $8,695 en el estado de resultados en otros ingresos. A partir del 24 de diciembre de 2003, dicha inversión se registra utilizando el método de participación.

b. Utilidad integral- La utilidad integral que se presenta en los estados de variaciones en el capital contable adjuntos, es la modificación del capital contable durante el ejercicio por conceptos que no son distribuciones a los accionistas o movimientos del capital contribuido; se integra por la utilidad neta del ejercicio más otras partidas que representan una ganancia o pérdida del mismo periodo, que de conformidad con los Principios de Contabilidad Generalmente Aceptados en México se presentan directamente en el capital contable, sin afectar el estado de resultados. En 2004 y 2003, las otras partidas de utilidad integral están representadas por la insuficiencia en la actualización del capital contable y por el resultado de la inversión de los accionistas minoritarios.

3. Resumen de las principales políticas contables

Las políticas contables de la Compañía están de acuerdo con los Principios de Contabilidad Generalmente Aceptados en México, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice determinados supuestos para valuar algunas de las partidas de los estados financieros y para efectuar las revelaciones que se requieren en los mismos. Aun cuando los resultados reales pueden diferir de dichas estimaciones, la administración de la Compañía considera que las estimaciones y supuestos utilizados fueron los adecuados en las circunstancias. Las principales políticas contables seguidas por la compañía son las siguientes:

a. Cambios en políticas contables- A partir del 1 de enero de 2004, la Compañía adoptó las disposiciones del Boletín C-15 Deterioro en el valor de los activos de larga duración y su disposición (C-15). El C-15 establece, entre otros aspectos, nuevas reglas para el cálculo y reconocimiento de pérdidas por deterioro y su reversión; ante la presencia de indicios de deterioro de un activo de larga duración en uso, tangible e

intangible, incluyendo el crédito mercantil, que no sean de carácter temporal, las entidades deben determinar la posible pérdida por deterioro. Para calcular la pérdida por deterioro se debe determinar el valor de recuperación, que ahora se define como el mayor entre el precio neto de venta de una unidad generadora de efectivo y su valor de uso. Al 31 de diciembre de 2004, la compañía ha determinado que no se requiere ajuste a resultados derivado de la aplicación del C-15.

b. Reconocimiento de los efectos de la inflación- La Compañía actualiza sus estados financieros en términos de pesos de poder adquisitivo de la fecha del último balance general que se presenta, reconociendo así los efectos de la inflación en la información financiera. En consecuencia, los estados financieros del año anterior que se presentan, también han sido actualizados en términos del mismo poder adquisitivo y sus cifras difieren de las originalmente presentadas que estaban en pesos de poder adquisitivo del cierre del año anterior. Consecuentemente, las cifras de los estados financieros adjuntos son comparables, al estar todas expresadas en pesos constantes.

c. Inversiones temporales- Se valúan al costo de adquisición, más rendimientos devengados o a su valor neto de realización estimado, el que sea menor.

d. Instrumentos financieros- Las inversiones en instrumentos financieros que son conservados a su vencimiento se valúan a su costo de adquisición. Los rendimientos y costos de los instrumentos financieros se reconocen en los resultados del ejercicio en que se devengan.

e. Inventarios, terrenos para futuras construcciones y costo de ventas:

1. Las obras en proceso y materiales para construcción, se valúan a su costo de adquisición y se actualizan utilizando un índice de inflación interno conforme a los insumos de los materiales de construcción. El saldo de esta cuenta representa el avance de obra en función al costo real incurrido. El costo se actualiza aplicando el índice de inflación interno a las obras en proceso y materiales incurridos conforme el porciento de avance de obra ejecutada.

2. Los terrenos en proceso y la reserva territorial para futuras construcciones se valúan a su costo de adquisición y se actualizan a su valor de reposición determinado por peritos independientes. El costo se actualiza aplicando el porciento de avance de obra a los terrenos actualizados a valor de reposición.

f. Inversión en acciones de compañías asociadas- Las inversiones en asociadas en las cuales la Compañía tiene influencia significativa, pero no tiene control, se valúan utilizando el método de participación, que incluye el costo más la participación de la Compañía en las utilidades no distribuidas posteriores a la adquisición y la actualización del capital contable. Esta actualización es inherente al método de participación, ya que los estados financieros de la empresa en la que se realiza la inversión también se preparan conforme al Boletín B-10.

g. Inmuebles, maquinaria y equipo- Se registran al costo de adquisición, y se actualizan aplicando factores derivados del Indice Nacional de Precios al Consumidor (INPC). La depreciación se calcula conforme al método de línea recta, con base en la vida útil remanente de los activos, como sigue:

	Años promedio	
	2004	**2003**
Edificio	38	30
Maquinaria y equipo	9	10
Equipo de transporte	4	4
Mobiliario y equipo de oficina	7	8

h. Deterioro de activos de larga duración en uso- La Compañía revisa el valor en libros de los activos de larga duración en uso, ante la presencia de algún indicio de deterioro que pudiera indicar que el valor en libros de los mismos pudiera no ser recuperable, considerando el mayor del valor presente de los flujos netos de efectivos futuros o el precio neto de venta en el caso de su eventual disposición. El deterioro se registra considerando el importe del valor en libros que exceda al mayor de los valores antes mencionados. Los indicios de deterioro que se consideran para estos efectos, son entre otros, las pérdidas de operación o flujos de efectivo negativos en el periodo si es que están combinados con un historial o proyección de pérdidas, depreciaciones y amortizaciones cargadas a resultados que en términos porcentuales, en relación con los ingresos, sean substancialmente superiores a las de ejercicios anteriores, efectos de obsolescencia, reducción en la demanda de los productos que se fabrican, competencia y otros factores económicos y legales.

i. Obligaciones laborales al retiro- El pasivo por primas de antigüedad y el plan de pensiones, se reconocen como costo durante los años de servicio del personal. El pasivo por estas obligaciones y su costo se calculan por actuarios independientes con base en el método de crédito unitario proyectado utilizando tasas de interés reales. Por lo tanto, se está reconociendo el pasivo que a valor presente, se estima cubrirá la obligación por estos beneficios a la fecha estimada de retiro del conjunto de empleados que labora en la Compañía. Las indemnizaciones se cargan a los resultados cuando se toma la decisión de pagarlas.

j. Reconocimiento de ingresos y costos- La Compañía utiliza el método de por ciento de avance de obra ejecutada para reconocer los ingresos y costos en las actividades que realiza como promotor y contratista, mediante el cual los ingresos esperados representados por el precio de venta de las viviendas, son multiplicados por el por ciento de avance de obra ejecutada, al resultado obtenido se le aplica el porcentaje de costo esperado en cada desarrollo, la diferencia entre ingreso y el costo así obtenido, constituye el resultado bruto acumulado. De los resultados obtenidos se disminuirán, en su caso, los ingresos y costos reconocidos en ejercicios anteriores para obtener los ingresos y costos del periodo a reconocer en el estado de resultados. El método de porciento de avance de obra ejecutada se aplica cuando se hayan cumplido con las siguientes condiciones:

- El cliente ha entregado su enganche (si se requiere).
- El cliente ha firmado el contrato de compra-venta respectivo, y
- El cliente ha presentado toda la documentación oficial correspondiente que se requiere para obtener un crédito (i) en el caso de ventas financiadas por el Instituto Nacional del Fondo para la Vivienda de los Trabajadores (INFONAVIT) y por el Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (FOVISSSTE), el comprador necesita obtener la calificación mínima aprobatoria requerida; (ii) el cliente ha obtenido de la institución bancaria y/o de la Sociedad Hipotecaria Federal (SHF) la asignación de su crédito, para la adquisición de la vivienda; (iii), (a) cuando el comprador adquiere el terreno de la Compañía, primero es escriturado y (b) obtiene un préstamo de una institución bancaria para la construcción completa de la casa y el banco comienza a suministrar anticipos a la Compañía en base al avance de obra efectuada, y (iv) Cofinanciamiento INFONAVIT, el cliente percibe ingresos de 7 a 10.9 salarios mínimos mensuales, obtiene la calificación y presenta la documentación oficial requerida para obtener un crédito, el cual es otorgado conjuntamente por el INFONAVIT y por una Sociedad Financiera de Objeto Limitado (Sofol) y/o un banco.

La Compañía utiliza el método de por ciento de avance de obra ejecutada para los costos e ingresos incurridos en las actividades que realiza como contratista, de acuerdo a los contratos que efectúe.

Los costos de los contratos incluyen todos los materiales directos, mano de obra y todos los costos indirectos relacionados con el desarrollo de los proyectos, tales como mano de obra indirecta, compras, equipo, reparaciones y depreciación. Los gastos generales y de administración son cargados a resultados cuando se incurren. Las provisiones para pérdidas en estimaciones o contratos no terminados son reconocidas en el periodo en que son determinadas.

Los ingresos por arrendamiento de unicentros y minicentros comerciales se reconocen conforme se devengan (ver notas 17 y 22).

k. Impuesto Sobre la Renta, Impuesto al Activo y Participación de los Trabajadores en las Utilidades- El Impuesto Sobre la Renta (ISR) y la Participación de los Trabajadores en las Utilidades (PTU), se registran en los resultados del año en que se causan, y se reconoce el ISR diferido proveniente de las diferencias temporales que resultan de la comparación de los valores contables y fiscales de los activos y pasivos, y en su caso, se incluye el beneficio de las pérdidas fiscales por amortizar. El ISR diferido activo, se registra sólo cuando existe alta probabilidad de que pueda recuperarse. Se reconoce la PTU diferida proveniente de las diferencias temporales entre el resultado contable y la renta gravable, sólo cuando se pueda presumir razonablemente que van a provocar un pasivo o beneficio, y no exista algún indicio de que vaya a cambiar esa situación, de tal manera que los pasivos o los beneficios no se materialicen.

El Impuesto al Activo (IMPAC) pagado que se espera recuperar, se registra como un anticipo del ISR y se presenta en el balance general disminuyendo el pasivo por el ISR diferido.

l. Operaciones en moneda extranjera- Las operaciones en moneda extranjera se registran al tipo de cambio vigente a la fecha de su celebración. Los activos y pasivos monetarios en moneda extranjera se valúan en moneda nacional al tipo de cambio vigente a la fecha de los estados financieros. Las fluctuaciones cambiarias se registran en los resultados.

m. Insuficiencia en la actualización del capital contable- Se integra del resultado por posición monetaria acumulado hasta la primera actualización y la pérdida por tenencia de activos no monetarios que representa el cambio en el nivel específico de precios de los terrenos que se incrementó por debajo de la inflación.

n. Resultado por posición monetaria- El resultado por posición monetaria, que representa la erosión del poder adquisitivo de las partidas monetarias originada por la inflación, se calcula aplicando factores derivados del INPC a la posición monetaria neta mensual. La pérdida se origina de mantener una posición monetaria activa neta.

o. Utilidad por acción- La utilidad básica por acción ordinaria se calcula dividiendo la utilidad neta mayoritaria entre el promedio ponderado de acciones ordinarias en circulación durante el ejercicio.

4. Inversiones temporales y efectivo

	2004	2003
Inversiones temporales (1)	$ 1,176,656	$ 878,992
Efectivo	50,364	66,967
	$ 1,227,020	$ 945,959

(1) Incluye $94,870 que se encuentran representados por Certificados Bursátiles de Indemnización Carretera Segregables (CBICS), emitidos por el Banco Nacional de Obras y Servicios Públicos, S.N.C., los cuales generan una tasa de interés anual de 4%. La Compañía ha decidido conservar dichos instrumentos a su vencimiento, los beneficios que obtendrá, además de los intereses generados será el monto de la inflación del periodo de vigencia de los CBICS. Esta inversión no tiene limitación para llevar a cabo su realización en el corto plazo.

5. Clientes

	2004	2003
Como promotor		
Clientes por avance de obra	$ 1,384,549	$ 1,348,598
Como contratista		
Estimaciones por cobrar	4,546	1,058
	1,389,095	1,349,656
Estimación para cuentas de cobro dudoso	(3,568)	(573)
Estimación para cancelación de contratos	(12,676)	(12,597)
	$ 1,372,851	$ 1,336,486

6. Inventarios y terrenos para futuras construcciones

a. Los inventarios se analizan como sigue:

	2004	2003
Obras en proceso	$ 1,648,984	$ 1,390,875
Terrenos en proceso de desarrollo	1,460,189	1,177,825
Terrenos para futuras construcciones a corto plazo	1,221,308	1,044,868
Almacén de materiales para construcción	120,394	93,303
Anticipo a proveedores	169,903	249,440
	$ 4,620,778	$ 3,956,311

b. La Compañía sigue la política de localizar y adquirir terrenos cada año, teniendo como objetivo que los terrenos para futuras construcciones puedan tener un periodo de construcción y desarrollo de viviendas, clasificando dentro del corto plazo aquellos terrenos que actualmente se están desarrollando o que se estima se van a desarrollar dentro del siguiente año y a largo plazo aquellos terrenos por los cuales aún no existen planes para su desarrollo.

c. Durante el ejercicio la Compañía adquirió un terreno por un valor de $140,995 el cual se otorgó en garantía hipotecaria para asegurar el pago del mismo. El monto pendiente de pago al 31 de diciembre de 2004 es de 6,270 miles de dólares americanos equivalente a $69,910, de los cuales $34,955 se presenta dentro del rubro de proveedores y $34,955 en proveedores de terrenos a largo plazo.

d. En diciembre de 2004, la Compañía adquirió un terreno por $138,015, por el que no se ha realizado el traslado de dominio de propiedad sino hasta el momento de su liquidación. El importe por pagar al 31 de diciembre de 2004, es de $82,809 que se presenta dentro del rubro de proveedores.

posición monetaria
s que representa el
inflación.
enta la erosión del
factores derivados
posición monetaria

do la utilidad neta
ercicio.

2003
$ 878,992
66,967
$ 945,959

de Indemnización
íblicos, S.N.C., los
nos instrumentos a
onto de la inflación
su realización en el

2003
$ 1,348,598
1,058
1,349,656
(573)
(12,597)
$ 1,336,486

2003
$ 1,390,875
1,177,825
1,044,868
93,303
249,440
$ 3,956,311

no objetivo que los
ollo de viviendas,
o o que se estima
es aún no existen

cual se otorgó en
l de diciembre de
1,955 se presenta

se ha realizado el
or pagar al 31 de

7. Otros activos

	2004	2003
Otras cuentas por cobrar	$ 4,577	$ 11,516
Impuestos por recuperar (principalmente IVA, ISR e IMPAC)	25,511	21,791
Pagos anticipados	10,920	11,948
Depósitos en garantía	42,600	47,247
	$ 83,608	$ 92,502

8. Inversión en acciones de compañías asociadas

Las inversiones en acciones de compañías asociadas que se valúan a través del método de participación son:

Compañía asociada	% de participación	Valor contable de la participación		Participación en los resultados	
		2004	2003	2004	2003
Centro San Miguel, S. de R.L. (1) (CSM)	50.00	$ 6,278	$ 9,051	$ (2,772)	$ -
Centro Regional las Américas, S. de R.L. (2) (CRAS)	50.00	24,077	-	24,073	-
Habitania Montes de Oca, S.A. de C.V. (3) (no auditada)	33.33	5,400	-	-	-
		$ 35,755	$ 9,051	$ 21,301	$ -

(1) La Compañía mantiene esta inversión a partir del 24 de diciembre de 2003 y tiene por objeto la administración y arrendamiento de un centro comercial. El importe base del método de participación era del 99.9% del capital contable hasta el 31 de diciembre de 2003. A partir del 1 de enero de 2004 se aplica el 50% a los resultados de la inversión.

(2) A partir del 1 de julio de 2004, la Compañía participa en esta inversión cuyo objeto principal es la construcción, comercialización, arrendamiento y administración, de todo tipo de proyectos inmobiliarios incluyendo centros comerciales.

(3) A partir del 9 de septiembre de 2004, la Compañía participa en esta inversión cuyo objeto principal es la planeación, desarrollo, construcción y promoción de un condominio que consta de 44 departamentos.

9. Inmuebles, maquinaria y equipo

	2004	2003
Edificio en condominio	$ 62,360	$ 36,996
Edificio para arrendamiento	35,506	23,728
Maquinaria y equipo	475,538	487,517
Equipo de transporte	56,225	49,540
Mobiliario y equipo de oficina	50,913	49,198
	680,542	646,979
Depreciación acumulada	(337,008)	(322,065)
	343,534	324,914
Terreno	29,657	5,718
Construcción en proceso	468	52,778
	373,659	383,410
Equipos adquiridos mediante contratos de arrendamiento financiero		
Maquinaria y equipo	126,880	85,111
Equipo de transporte	51,457	49,207
Mobiliario y equipo de oficina	3,429	-
Depreciación acumulada	(44,757)	(21,806)
	137,009	112,512
	$ 510,668	$ 495,922

10. Cuentas y documentos por cobrar a asociadas

	2004	2003
Documentos por cobrar a Centro San Miguel, S. de R.L. (1)	$ 84,710	$ 73,370
Cuentas y documentos por cobrar a Centro Regional las Américas, S. de R.L. (CRAS) (2)	34,210	-
Otras cuentas por cobrar a Centro San Miguel, S. de R.L.	20,265	21,038
Otras cuentas por cobrar	2,486	349
	141,671	94,757
Menos cuenta por cobrar a corto plazo	(35,650)	(21,387)
	$ 106,021	$ 73,370

(1) Devenga intereses a la tasa anual fija del 18%, el vencimiento de capital e intereses es el 23 de diciembre de 2013.

(2) CRAS tiene celebrado un contrato de apertura de crédito con PDCC por $230,000, con fecha límite para la disposición del mismo el 31 de agosto de 2006. Al 31 de diciembre de 2004 CRAS ha dispuesto de $19,626. Las disposiciones de efectivo del crédito generan intereses a la tasa anual del 21%. CRAS se obliga a destinar los préstamos al desarrollo del proyecto denominado Centro Comercial las Américas y demás actividades mercantiles. El plazo de las disposiciones será de acuerdo con las fechas de vencimiento establecidas en cada disposición.

11. Instituciones de crédito

La Compañía cuenta con líneas de crédito vigentes con diversas instituciones financieras por un total de aproximadamente $1,711,300.

Durante el ejercicio, la compañía utilizó las líneas de crédito disponiendo por un monto de $700,000, los cuales fueron liquidados antes del 31 de diciembre de 2004.

12. Impuestos y gastos acumulados

	2004	2003
Impuestos, excepto Impuesto Sobre la Renta e Impuesto al Activo	$ 13,410	$ 15,852
Gastos acumulados	123,510	88,156
Fondos retenidos en garantía	69,870	58,854
	206,790	162,862
Porción circulante de obligaciones por contratos de arrendamiento financiero	38,427	31,059
	245,217	$ 193,921

13. Anticipos de clientes

Al 31 de diciembre de 2004 dentro del saldo de anticipos de clientes existen compromisos de construcción por $74,145.

14. Obligaciones por contratos de arrendamiento financiero

a. Obligaciones por contratos de arrendamiento financiero de equipo que tienen tasas que van del 7.35% al 10.38% de interés anual al 31 de diciembre de 2004.

b. Al 31 de diciembre de 2004 y 2003, los compromisos mínimos de pago por arrendamientos capitalizables son:

	2004	2003
Acreedores por contratos de arrendamiento	$ 112,104	$ 109,625
Intereses no devengados	(1,271)	(3,227)
Valor presente de las obligaciones	110,833	106,398
Porción circulante de las obligaciones	(38,427)	(31,059)
Porción a largo plazo de arrendamiento capitalizable	$ 72,406	$ 75,339

El pasivo por contratos de arrendamiento capitalizable que incluye una opción de compra al final del último año por $171 vence como sigue:

Año que terminará el 31 de diciembre de	
2006	$ 39,566
2007	25,331
2008	7,509
	$ 72,406

15. Obligaciones laborales al retiro

El costo neto del periodo por las obligaciones derivadas del plan de pensiones y primas de antigüedad, ascendió a $3,753 y $3,117 en 2004 y 2003, respectivamente. El pasivo por estos conceptos al 31 de diciembre de 2004 y 2003 fue de $1,344 y $2,946, respectivamente. Por el pasivo al 31 de diciembre de 2004 y 2003, existe un activo de transición por la misma cantidad. Otras revelaciones que requieren las disposiciones contables se consideran poco importantes.

16. Capital contable

a. El capital contable de la Compañía al 31 de diciembre de 2004, se analiza como sigue:

	Número de acciones	Valor nominal	Efectos de actualización	Total
Capital social				
Capital fijo				
Serie única	328,143,174	$ 437,526	$ 517,233	$ 954,759
Prima en suscripción de acciones		219,640	289,333	508,973
Reserva para la adquisición de acciones propias		48,680	40,380	89,060
Prima en recolocación de acciones recompradas		17,848	2,899	20,747
Utilidades retenidas		4,859,632	355,464	5,215,096
Insuficiencia en la actualización del capital contable		-	(229,534)	(229,534)
Efecto acumulado del Impuesto Sobre la Renta diferido		(634,037)	(199,801)	(833,838)
Interés minoritario en subsidiarias consolidadas	—	20,317	1,521	21,838
Total	328,143,174	$ 4,969,606	$ 777,495	$ 5,747,101

b. De acuerdo con la resolución adoptada en la asamblea general ordinaria y extraordinaria de accionistas de ARA celebrada el 22 de abril de 2002, se resuelve destinar hasta un 20% del capital contable a la compra de acciones propias en término de lo previsto en el artículo 14 bis 3 fracción I de la Ley de Mercado de Valores.

c. El capital social al 31 de diciembre de 2004 y 2003 está representado por 328,211,874 acciones ordinarias nominativas, sin expresión de valor nominal, serie única, de suscripción libre, íntegramente suscritas y pagadas.

d. Durante el ejercicio de 2004 y 2003, la Compañía efectuó operaciones de compra y venta de acciones propias y por las cuales incurrió en una ganancia de $957 y $1,304, respectivamente.

Al 31 de diciembre de 2004, la Compañía tenía 68,700 acciones recompradas, las cuales estaban pendientes de colocarse a esa fecha. El valor de mercado de las acciones al 31 de diciembre de 2004 fue de $33.50 por acción.

e. Las utilidades retenidas incluyen la reserva legal. De acuerdo con la Ley General de Sociedades Mercantiles, de las utilidades netas del ejercicio debe separarse un 5% como mínimo para formar la reserva legal, hasta que su importe ascienda al 20% del capital social. La reserva legal puede capitalizarse, pero no debe repartirse a menos que se disuelva la sociedad, y debe ser reconstituida cuando disminuya por cualquier motivo. Al 31 de diciembre de 2004 y 2003, su importe asciende a $188,484 y $152,852, respectivamente.

f. La distribución del capital contable, excepto por los importes actualizados del capital aportado y de las utilidades retenidas fiscales, causará el Impuesto Sobre la Renta sobre dividendos a cargo de la Compañía a la tasa vigente. En el año 2004 la tasa fue de 33%, se reduce la tasa del ISR al 30% para el año 2005 y se reducirá en un punto porcentual cada año, hasta llegar al 28% a partir del 2007, en adelante. El impuesto que se pague por dicha distribución, se podrá acreditar contra el Impuesto Sobre la Renta del ejercicio en el que se pague el impuesto sobre dividendos y en los dos ejercicios inmediatos siguientes, contra el impuesto del ejercicio y los pagos provisionales de los mismos.

g. El capital de aportación que ha generado en forma individual Consorcio ARA, S.A. de C.V., y la utilidad fiscal neta y utilidad fiscal neta reinvertida consolidada, son como sigue:

	2004	2003
Cuenta de capital de aportación	$ 1,267,279	$ 1,267,279
Cuenta de utilidad fiscal neta	707,663	427,397
Cuenta de utilidad fiscal neta reinvertida	145,619	145,619
Total	$ 2,120,561	$ 1,840,295

17. Rentas por cobrar de contratos de arrendamiento

El importe de las rentas proviene de arrendamientos de unicentros y minicentros comerciales, las cuales se establecieron al inicio del contrato y se incrementan conforme a la inflación del año, renovables en forma anual. En 2005 el monto de los arrendamientos contratados será de aproximadamente $9,300.

18. Saldos y operaciones en moneda extranjera

a. La posición monetaria en moneda extranjera al 31 de diciembre es:

	2004	2003
Miles de dólares estadounidenses		
Activos monetarios	$ 9,203	$ 5,147
Pasivos monetarios	(12,050)	(1,427)
Posición (pasiva) activa, neta	(2,847)	3,720
Equivalente en pesos	$ (31,744)	$ 43,982

b. Las operaciones en moneda extranjera fueron como sigue:

	2004	2003
	(en miles de dólares americanos)	
Compras y anticipos de terrenos en México	22,271	-
Adquisición de equipo	3,073	4,402

c. Los tipos de cambio vigentes a la fecha de los estados financieros y a la fecha de su emisión fueron como sigue:

	Al 31 de diciembre de 2004	2003	14 de marzo de 2005
Dólar americano	$ 11.15	$ 11.24	$ 11.03

19. Transacciones con partes relacionadas

La Compañía efectuó transacciones con las compañías asociadas durante el curso normal de sus operaciones, como sigue:

	2004	2003
Ingresos por		
Servicios administrativos	$ 929	$ -
Venta de terreno	$ 117,862	$ -
Intereses-neto	$ 14,230	$ -
Costos por		
Venta de terreno	$ 80,145	$ -

20. Otros ingresos, neto

	2004	2003
Ganancia en venta de acciones de subsidiaria	$ -	$ 8,695
Otros-neto (principalmente por cobro de excedente en gastos)	3,429	67,538
	$ 3,429	$ 76,233

21. Impuesto Sobre la Renta, Impuesto al Activo y Participación de los Trabajadores en las Utilidades

La Compañía y sus subsidiarias están sujetas, individualmente, al Impuesto Sobre la Renta (ISR) y al Impuesto al Activo (IMPAC). El ISR se calcula considerando como gravables o deducibles ciertos efectos de la inflación, tales como la depreciación calculada sobre valores en precios constantes y la deducción de compras en lugar de los costos, lo que permite deducir costos actuales, y se acumula o deduce el efecto de la inflación sobre ciertos activos y pasivos monetarios a través del ajuste anual por inflación, el cual es similar al resultado por posición monetaria. La tasa del ISR fue del 33% en 2004 y del 34% en 2003. Por otra parte el IMPAC se causa a razón del 1.8% del promedio neto de la mayoría de los activos (a valores actualizados) y de ciertos pasivos, y se paga únicamente por el monto en que exceda al ISR del año; cualquier pago que se efectúe es recuperable contra el monto en que el ISR exceda al IMPAC en los diez ejercicios subsecuentes.

El 1 de diciembre de 2004 se publicaron modificaciones a las leyes del ISR e IMPAC aplicables a partir de 2005, siendo las principales: a) Se reduce la tasa del ISR al 30% para el año 2005, a 29% en 2006 y a 28% de 2007 en adelante; b) Para efectos del ISR se deducirá el costo de ventas en lugar de las adquisiciones de los inventarios; c) En 2005 se podrá optar por acumular un periodo de 4 a 12 años los inventarios al 31 de diciembre de 2004, determinados con base en las reglas fiscales; al optar por acumular los inventarios de la regla 106 y las pérdidas fiscales por amortizar, y se podrá deducir el costo de ventas de los inventarios conforme se enajenen; d) A partir de 2006 será deducible en su totalidad la participación a los trabajadores en las utilidades que se pague; y e) Se incluyen los pasivos bancarios y con extranjeros para determinar la base gravable del IMPAC.

a. El ISR y la PTU, se integran como sigue:

	2004	2003
ISR		
Causado	$ 160,778	$ 112,372
Diferido	245,982	265,877
Efecto en el ISR diferido por reducción de tasas	(192,625)	-
Variación en la estimación para valuación del impuesto al activo y pérdidas fiscales por recuperar	1,648	1,037
	215,783	$ 379,286
PTU causada	$ 1,352	$ 1,212

Para la determinación del ISR diferido al 31 de diciembre de 2004, la Compañía aplicó las diversas tasas que estarán vigentes a partir de 2005, a las diferencias temporales, de acuerdo a su fecha estimada de reversión. Adicionalmente, de acuerdo con las disposiciones fiscales en vigor a partir de 2005, la administración de la compañía decidió optar por acumular el inventario fiscal al 31 de diciembre de 2004 con importe de $4,794,985 en un periodo de 11 años a partir del ejercicio 2005, calculado con base en la rotación del inventario según lo establecido en la Ley del Impuesto sobre la Renta, por lo que se difiere el efecto inicial de la nueva disposición de ya no deducir las adquisiciones de inventarios. El resultado derivado de la aplicación de las diversas tasas se presenta en el cuadro anterior en el rubro Efecto en el ISR diferido por reducción de tasas.

Durante los años que terminaron el 31 de diciembre de 2004 y 2003, algunas compañías amortizaron pérdidas fiscales a valor nominal por un total de $10,181 y $1,059, respectivamente. El correspondiente beneficio por amortización de pérdidas fiscales se disminuyó en la determinación del Impuesto Sobre la Renta diferido.

El efecto en el ISR diferido por reducción de tasa del ISR en 2003, se deriva del recálculo del pasivo por el Impuesto Sobre la Renta diferido registrado al 31 de diciembre de 2003, debido a la reducción paulatina de la tasa del ISR. Las diversas tasas aplicables a partir de 2004, se aplicaron a las diferencias temporales de acuerdo a su fecha estimada de reversión.

b. La conciliación de la tasa del ISR y la tasa efectiva como un por ciento de la utilidad antes del ISR y PTU del ejercicio de 2004 se muestra a continuación. La tasa efectiva del ISR de 2003 también difiere de la tasa legal aunque en una proporción menor a la de 2004, debido principalmente a ciertas diferencias permanentes como gastos no deducibles y efectos de inflación.

	2004
Tasa legal	33.00%
Más efecto de diferencias permanentes, principalmente gastos no deducibles	2.22
Menos efectos de la inflación	(2.05)
Efecto en ISR diferido por reducción de tasas	(15.63)
Tasa efectiva	17.54%

c. Los principales conceptos que originan el saldo del pasivo por el Impuesto Sobre la Renta diferido, son:

ISR diferido activo (pasivo)

	2004	2003
Impuesto Sobre la Renta diferido activo (pasivo)		
Inventarios y terrenos para futuras construcciones	$ (1,385,250)	$ (1,336,197)
Clientes por avance de obra	(335,340)	(400,806)
Inmuebles, maquinaria y equipo	(58,132)	(59,329)
Anticipos de clientes	85,899	82,366
Estimación para cuentas de cobro dudoso y para cancelación de contratos	4,873	4,346
Otros, neto	40,398	32,160
ISR diferido de diferencias temporales	(1,647,552)	(1,677,460)
Efecto de pérdidas fiscales por amortizar	25,969	22,043
Impuesto al activo pagado por recuperar	16,432	13,607
	42,401	35,650
Estimación para valuación del activo por el Impuesto Sobre la Renta diferido (1)	(31,918)	(24,097)
Pasivo a largo plazo neto	$ (1,637,069)	$ (1,665,907)

(1) La estimación para valuación corresponde al Impuesto Sobre la Renta diferido activo de Consorcio ARA, S.A. de C.V. y PDCC generado en forma individual, cuyo beneficio no se registró debido a la incertidumbre de su recuperación.

d. Los beneficios de las pérdidas fiscales pendientes de amortizar y el IMPAC por recuperar por los que ya se ha reconocido parcialmente el activo por el ISR diferido y un pago anticipado por el ISR, respectivamente, pueden recuperarse cumpliendo con ciertos requisitos. Los años de vencimiento y sus montos actualizados al 31 de diciembre de 2004 son:

Año de vencimiento	Pérdidas amortizables	IMPAC recuperable
2006	$ 25,354	$ 1,039
2007	-	517
2008	-	1,084
2009	18,667	1,428
2010	-	2,735
2011	-	2,477
2012	1,958	2,067
2013	11,802	2,262
2014	28,782	2,823
	86,563	$ 16,432

22. Información por segmentos de negocio

La Compañía opera como promotor, contratista y arrendador, como se explica en la nota 1. La información respecto a ingresos y costos relativos a tal actividad, es la siguiente:

	2004	2003
Ingresos		
Como promotor	$ 5,745,363	$ 5,033,013
Como contratista	22,238	10,649
Arrendamiento de centros y locales comerciales	10,192	29,279
	5,777,793	$ 5,072,941
Costos		
Como promotor	$ 4,078,029	$ 3,581,492
Como contratista	15,394	11,507
Arrendamiento de centros y locales comerciales	5,138	16,567
	4,098,561	$ 3,609,566

No existen transacciones importantes realizadas entre los diferentes segmentos de negocio.

Los ingresos como promotor, contratista y por arrendamientos de la Compañía son realizados en su totalidad en México.

23. Compromisos

a. Fideicomiso de Garantía y Administración- La Compañía llevó a cabo un contrato de Fideicomiso de Garantía y Administración para el desarrollo y comercialización de un conjunto habitacional de 765 casas habitación denominado Hacienda la Gloria, en Carrillo Puerto, Querétaro. Las principales características del Fideicomiso son:

Participantes- Los participantes son: Lacupuesco, S.A. de C.V. (Fideicomitente y Fideicomisaria A) Lacupuesco; Promotora Comercial Diecinueve, S.A. de C.V. (Fideicomitente y Fideicomisaria B) PC19; CUARA (Fideicomitente y Fideicomisaria C) y Grupo Financiero Santander Serfín (Fiduciaria) Santander.

Aportaciones- Las aportaciones al fideicomiso de cada uno de los participantes son como sigue: Lacupuesco aporta el terreno en Querétaro con un valor de $13,148, CUARA aporta la construcción y comercialización del conjunto habitacional con recursos propios, y PC19 aporta el título de concesión de los derechos de agua.

Contraprestación- Por la venta o transmisión de las unidades habitacionales Lacupuesco recibe 15% y CUARA el 85% sobre el precio de venta.

Vigencia- El contrato tendrá una vigencia de 36 meses contados a partir de la fecha de obtención de la licencia de construcción (23 de diciembre de 2003). En caso de que al término de este plazo no se haya concluido el conjunto habitacional, o todavía hubiere casas que no se hayan vendido o transmitido (por estar en proceso de construcción o bien porque ni siquiera se haya iniciado la construcción), Lacupuesco tendrá la facultad de prorrogar el contrato por 6 meses más, o bien, solicitar la liquidación del 15% pactado de acuerdo al último precio de venta reportado. Al 31 de diciembre de 2004 se habían registrado por porciento de avance de obra ejecutada 251 casas por un importe de $553 por vivienda.

b. Fideicomiso de Garantía y Administración- En octubre de 2003, la Compañía llevó a cabo un contrato de Fideicomiso de Garantía y Administración para el desarrollo y comercialización de un conjunto habitacional destinado a los trabajadores del Gobierno del Estado de Michoacán y de locales comerciales en Capula, Morelia. El desarrollo se divide en el proyecto ARA, el proyecto SARE, un Area Comercial Básica, un Area Comercial y Tierra Breña. Las principales características del Fideicomiso son:

Participantes- Los participantes son: Instituto de Vivienda del Estado de Michoacán de Ocampo (Fideicomitente y Fideicomisaria A) IVEMO; CIISA (Fideicomitente y Fideicomisaria B); FISARE, S.A. DE C.V. (Fideicomitente y Fideicomisaria C) FISARE y Banco Azteca, S. A. (Fiduciaria) Banco Azteca.

Aportaciones- Las aportaciones al fideicomiso de cada uno de los participantes son como sigue: IVEMO aporta el terreno en Capula, Morelia (el inmueble) y la concesión de los derechos de agua, CIISA y SARE aportan cada uno el 50% de la urbanización, edificación y obras internas en los proyectos ARA y SARE, respectivamente.

Contraprestación- Por la venta o transmisión de las unidades habitacionales en los proyectos ARA y SARE e IVEMO reciben el 8% del precio de venta de cada vivienda, y CIISA y SARE reciben cada uno el 92%, respectivamente.

El área comercial, Tierra Breña y área comercial básica serán revertidas a IVEMO.

Vigencia- El fideicomiso tendrá la duración necesaria para el cumplimiento de sus finalidades. IVEMO se reserva la facultad para revertir parte o la totalidad del inmueble siempre y cuando éste no haya sido comprometido con terceros adquirentes y restituir los gastos en inversiones que CIISA y SARE hubieren realizado en las obras de urbanización. Al 31 de diciembre de 2004 se habían registrado por porciento de avance de obra ejecutada 24 casas por un importe de $255 por vivienda.

c. Se tienen compromisos de asignación de créditos los cuales están determinados en función del número de casas no vendidas, por las cuales la compañía ha recibido confirmación de la SHF, FOVISSSTE e INFONAVIT, para que una vez seleccionados los compradores que reúnan los requisitos les sean asignados los créditos hipotecarios. Al 31 de diciembre de 2004, las confirmaciones recibidas por la Compañía son para la venta de 25,235 viviendas cuyo precio se estima en $9,111,020.

d. La Compañía arrienda oficinas donde realiza sus actividades administrativas y de venta. Los gastos por renta ascendieron a $10,225 en 2004 y $12,742 en 2003, los contratos de arrendamiento son renovables en forma anual.

f. Fideicomiso Traslativo de Dominio y de Administración - CIISA celebró un contrato de Fideicomiso Traslativo de Dominio y de Administración el 18 de agosto de 2004 con una tienda departamental y Banco J. P. Morgan, S.A. Institución de Banca Múltiple, J. P. Morgan Grupo Financiero, División Fiduciario, mediante el cual se transmite una parte del terreno las Américas a la tienda departamental, en el que se desarrollará el Centro Comercial las Américas.

Las obligaciones para CIISA o su afiliada CRAS son entre otras, a) la obligación de llevar a cabo a su cargo y por su cuenta la construcción y mejoras del Centro Comercial (excepto la tienda departamental), su estacionamiento incluyendo el de la tienda departamental, de conformidad con el proyecto ejecutivo respectivo; b) en su momento operar el Centro Comercial (excepto por el almacén de la tienda departamental).

24. Nuevos pronunciamientos contables

En mayo de 2004, el Instituto Mexicano de Contadores Públicos (IMCP) emitió el Boletín B-7 Adquisiciones de Negocios (B-7), de aplicación obligatoria para estados financieros de periodos que inicien el 1 de enero de 2005, aunque se recomienda su aplicación anticipada. El B-7 proporciona reglas actualizadas para el tratamiento contable de adquisiciones de negocios e inversiones en entidades asociadas y establece, entre otros aspectos: la adopción del método de compra como regla única de valuación de estas operaciones; se elimina la amortización del crédito mercantil, el cual debe sujetarse a reglas de deterioro; se dan reglas para el tratamiento contable de transferencia de activos o intercambio de acciones entre entidades bajo control común, así como de adquisición de interés minoritario con base en disposiciones establecidas en el Boletín B-8 Estados financieros consolidados y combinados y valuación de inversiones permanentes en acciones. La administración de la Compañía estima que la adopción de este nuevo principio contable al 31 de enero de 2005, no tendrá efectos importantes en su situación financiera y resultados.

En abril de 2004, el IMCP emitió el Boletín C-10 Instrumentos financieros derivados y operaciones de cobertura (C-10) de aplicación obligatoria para estados financieros que inicien el 1 de enero de 2005, aunque recomienda su aplicación anticipada. En términos generales el C-10 establece que en las coberturas de valor razonable, la fluctuación en el valor razonable, tanto del derivado como de la posición abierta de riesgo, debe ser reconocida en los resultados del periodo en que ocurre, mientras que en las coberturas del flujo de efectivo, la porción efectiva de las fluctuaciones de valor razonable deben reconocerse en la cuenta utilidad integral dentro del capital contable, y la porción inefectiva se debe reconocer en los resultados del periodo.

En cuanto a instrumentos financieros derivados, se establecen las características que deben reunir para ser considerados como tales y se mejoran y adicionan definiciones de términos. Se incorporan disposiciones respecto a los elementos que participan en operaciones de cobertura, incluyendo la documentación formal previa al inicio de la cobertura y la medición de la efectividad de la cobertura, entre otros, clasifica a las coberturas en tres tipos: a) de valor razonable, b) de flujo de efectivo y c) de moneda extranjera, y proporciona reglas especificas, por tipo de cobertura, para su valuación, reconocimiento, presentación y revelación.

En abril de 2004, el IMCP emitió el documento de adecuaciones al Boletín C-2, de aplicación obligatoria para estados financieros que inicien el 1 de enero de 2005; aunque recomienda su aplicación anticipada. El C-2 establece principalmente que las fluctuaciones en el valor razonable de los instrumentos financieros clasificados como disponibles para su venta, debe ser reconocida en la utilidad integral y reclasificarse a los resultados del periodo al momento de la venta de dichos instrumentos; incorpora la posibilidad de efectuar transferencias entre algunas de las categorías en que se clasifican los instrumentos financieros, siempre y cuando se cumpla con condiciones y reglas para su reconocimiento contable; amplia la aplicación de deterioro a instrumentos disponibles para la venta y da reglas de mayor precisión a su reconocimiento.

En enero de 2004, el IMCP emitió el nuevo Boletín D-3 Obligaciones Laborales (D-3), en el que se elimina el tema de pagos imprevistos por los que se afectan los resultados del ejercicio en que se toma la decisión de pagarlos, para incluir en su lugar las remuneraciones al término de la relación laboral que se definen como las remuneraciones que se otorgan a los trabajadores cuando concluyen su relación laboral antes de alcanzar la edad de retiro, por lo que deben seguirse las reglas de valuación y revelación requeridas por pensiones y prima de antigüedad.

Esta disposición entra en vigor a partir del 1 de enero de 2005, y se permite la opción de reconocer en forma inmediata en los resultados del ejercicio el activo o pasivo de transición que resulte, o su amortización de acuerdo a la vida laboral remanente promedio de los trabajadores.

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CONSORCIO ARA, S.A. DE C.V.

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

Al Consejo de Administración y accionistas:

Hemos examinado los balances generales de Consorcio Ara, S.A. de C.V. (la Compañía) al 31 de diciembre de 2004 y 2003, y los estados de resultados, de variaciones en el capital contable y de cambios en la situación financiera, que les son relativos, por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías.

Nuestros exámenes fueron realizados de acuerdo con las Normas de Auditoría Generalmente Aceptadas en México, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con los Principios de Contabilidad Generalmente Aceptados en México. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

Como se indica en la nota 2, los estados financieros adjuntos han sido preparados para cumplir con las disposiciones legales que requieren la presentación de estados financieros de la Compañía como entidad jurídica. Por lo tanto, la inversión en acciones de compañías subsidiarias se presenta valuada con el método de participación. Por separado se presentan estados financieros consolidados, sobre los cuales emitimos una opinión sin salvedades el 14 de marzo de 2005, los cuales deben ser consultados para la toma de decisiones.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Consorcio ARA, S.A. de C.V., como entidad jurídica al 31 de diciembre de 2004 y 2003, y los resultados de sus operaciones, las variaciones en el capital contable y los cambios en la situación financiera, por los años que terminaron en esas fechas, de conformidad con los Principios de Contabilidad Generalmente Aceptados en México.

14 de marzo de 2005.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Miembro de Deloitte Touche Tohmatsu

C.P.C. Mario Chavero González

Rúbrica.

CONSORCIO ARA, S.A. DE C.V.

BALANCES GENERALES

AL 31 DE DICIEMBRE DE 2004 Y 2003

(en miles de pesos de poder adquisitivo del 31 de diciembre de 2004)

Activo	**2004**	**2003**
Activo circulante		
Inversiones temporales y efectivo	$5,861	$2,646
Otras cuentas por cobrar	1,785	2,172
Cuentas por cobrar a subsidiarias	-	31
Inventarios	292	307
Total del activo circulante	7,938	5,156

Equipo- neto	-	108
Inversión en acciones	5,718,028	4,772,498
Total	$5,725,966	$4,777,762
Pasivo y capital contable		
Pasivo circulante		
Cuentas por pagar a subsidiarias	$ -	$188
Otras cuentas por pagar	685	913
Impuesto al Activo	18	350
Total del pasivo	703	1,451
Capital contable		
Capital social	954,759	954,224
Prima en suscripción de acciones	508,973	508,973
Reserva para la adquisición de acciones propias	89,060	78,659
Prima en recolocación de acciones recompradas	20,747	19,790
Utilidades retenidas	5,215,096	4,205,804
Insuficiencia en la actualización del capital contable	(229,534)	(157,301)
Efecto acumulado de Impuesto Sobre la Renta diferido	(833,838)	(833,838)
Total del capital contable	5,725,263	4,776,311
Total	$5,725,966	$4,777,762

Las notas adjuntas son parte de los estados financieros.

CONSORCIO ARA, S.A. DE C.V.

ESTADOS DE RESULTADOS

POR LOS AÑOS QUE TERMINARON EL 31 DE DICIEMBRE DE 2004 Y 2003

(en miles de pesos de poder adquisitivo del 31 de diciembre de 2004, excepto utilidad básica por acción, que se expresa en pesos)

	2004	2003
Participación en los resultados de compañías subsidiarias	$1,018,266	$766,734
Costos y gastos	6,674	6,137
Utilidad de operación	1,011,592	760,597
Otros gastos- neto	1,224	5,165
Costo integral de financiamiento		
Gasto por intereses	511	10,050
Ingreso por intereses	(461)	(633)
Pérdida (utilidad) por posición monetaria	352	(4,655)
	402	4,762
Utilidad antes de Impuesto al Activo	1,009,966	750,670
Impuesto al Activo	674	1,036
Utilidad neta	$1,009,292	$749,634
Utilidad básica por acción (en pesos)	$3.08	$2.29
Promedio ponderado de acciones en circulación	328,053,974	328,024,499

Las notas adjuntas son parte de los estados financieros.

CONSORCIO ARA, S.A. DE C.V.

ESTADOS DE VARIACIONES EN EL CAPITAL CONTABLE

CONSORCIO ARA, S.A. DE C.V.

ESTADOS DE VARIACIONES EN EL CAPITAL CONTABLE

POR LOS AÑOS QUE TERMINARON EL 31 DE DICIEMBRE DE 2004 Y 2003

(en miles de pesos de poder adquisitivo del 31 de diciembre de 2004)

	Capital social	Prima en suscripción de acciones	Reserva para la adquisición de acciones propias	Prima en recolocación de acciones recompradas	Utilidades retenidas	Insuficiencia en la actualización del capital contable	Efecto acumulado de Impuesto Sobre la Renta diferido	Capital contable
Saldos al 1 de enero de 2003	$953,983	$508,973	$82,522	$18,486	$3,456,170	$(34,264)	$(833,838)	$4,152,032
Recolocación de acciones propias	241	-	(3,863)	-	-	-	-	(3,622)
Ganancia en recolocación de acciones propias- neto	-	-	-	1,304	-	-	-	1,304
Utilidad integral	-	-	-	-	749,634	(123,037)	-	626,597
Saldos al 31 de diciembre de 2003	954,224	508,973	78,659	19,790	4,205,804	(157,301)	(833,838)	4,776,311
Recolocación de acciones propias	535	-	10,401	-	-	-	-	10,936
Ganancia en recolocación de acciones propias- neto	-	-	-	957	-	-	-	957
Utilidad integral	-	-	-	-	1,009,292	(72,233)	-	937,059
Saldos al 31 de diciembre de 2004	$954,759	$508,973	$89,060	$20,747	$5,215,096	$(229,534)	$(833,838)	$5,725,263

Las notas adjuntas son parte de los estados financieros.

abril de 2005

108
4,772,498
$4,777,762
$188
913
350
1,451
954,224
508,973
78,659
19,790
4,205,804
(157,301)
(833,838)
4,776,311
$4,777,762
2003
$766,734
6,137
760,597
5,165
10,050
(633)
(4,655)
4,762
750,670
1,036
$749,634
$2.29
328,024,499

CONSORCIO ARA, S.A. DE C.V.
ESTADOS DE CAMBIOS EN LA SITUACION FINANCIERA
POR LOS AÑOS QUE TERMINARON EL 31 DE DICIEMBRE DE 2004 Y 2003
(en miles de pesos de poder adquisitivo del 31 de diciembre de 2004)

	2004	2003
Operación		
Utilidad neta	$1,009,292	$749,634
Más (menos) partidas que no (generaron) requirieron la utilización de recursos		
Participación en los resultados de compañías subsidiarias (disminuida de dividendos cobrados)	(1,003,297)	(766,734)
Depreciación	2	17
	5,997	(17,083)
Cambios en activos y pasivos de operación		
(Aumento) disminución en		
Clientes por avance de obra	-	4,808
Otras cuentas por cobrar	387	692
Compañías subsidiarias	(157)	(14,458)
Inventarios	15	317
Disminución en		
Impuesto al Activo y otras cuentas por pagar	(560)	(1,770)
Recursos generados en (utilizados por) la operación	5,682	(27,494)
Financiamiento		
Pago de préstamos de subsidiarias	-	(119,695)
Recolocación (recompra) de acciones propias- neto	11,893	(2,317)
Recursos generados por (utilizados en) actividades de financiamiento	11,893	(122,012)
Inversión		
Bajas de equipo	106	-
Cobro de préstamos a subsidiarias	-	9,670
(Incremento) reducción de inversión en acciones	(14,466)	141,038
Recursos generados por actividades de inversión	(14,360)	150,708
Efectivo e inversiones temporales		
Aumento	3,215	1,202
Saldo al inicio del año	2,646	1,444
Saldo al final del año	$5,861	$2,646

Las notas adjuntas son parte de los estados financieros.

CONSORCIO ARA, S.A. DE C.V.
NOTAS A LOS ESTADOS FINANCIEROS
POR LOS AÑOS QUE TERMINARON EL 31 DE DICIEMBRE DE 2004 Y 2003
(en miles de pesos de poder adquisitivo del 31 de diciembre de 2004)

1. Actividades

Consorcio ARA, S.A. de C.V. (la Compañía), es tenedora de acciones. La Compañía junto con sus compañías subsidiarias se dedican principalmente a la compra de terrenos, el diseño de desarrollos habitacionales tanto de interés social, medio y residencial, así como la construcción, promoción y comercialización de los mismos y como constructor en los desarrollos industriales y turísticos. Así como al arrendamiento de unicentros y minicentros comerciales.

Las subsidiarias de la Compañía llevan a cabo la construcción de sus desarrollos habitacionales mediante la contratación de servicios de construcción por medio de contratos de obra. Dichos contratos obligan al subcontratista a ejecutar por si mismo o por medio de terceros la obra convenida de acuerdo a las especificaciones técnicas requeridas por la Compañía.

La Compañía no tiene empleados, por lo cual no tiene obligaciones de carácter laboral, los proyectos y administración son ejecutados por medio de sus subsidiarias.

2. Bases de presentación

a. Estados financieros- Los estados financieros adjuntos, han sido preparados para cumplir con ciertas disposiciones legales, que requieren la presentación de estados financieros de la Compañía como entidad jurídica. Por separado se presentan estados financieros consolidados, los cuales deben ser consultados para la toma de decisiones.

La inversión en acciones de compañías subsidiarias está valuada conforme al método de participación. En la nota 7 se presenta la información financiera consolidada en forma condensada. Al 31 de diciembre de 2004 y 2003, la Compañía es propietaria de las siguientes subsidiarias:

Grupo o subsidiarias	Participación
Consorcio de Ingeniería Integral, S.A. de C.V. (CIISA)	99.6%
Proyectos Urbanos Ecológicos, S.A. de C.V. (PUESA)	99.9%
Constructora y Urbanizadora ARA, S.A. de C.V. (CUARA)	99.9%
Inmobiliaria ACRE, S.A. de C.V. (ACRE)	99.1%
Asesoría Técnica y Administrativa GAVI, S.A. de C.V. (GAVI)	99.9%
Comercialización y Ventas, S.A. (COVENSA)	98.0%
Promotora y Desarrolladora de Centros Comerciales, S.A. de C.V. (PDCC)	99.9%

La Compañía constituyó a PDCC con una participación de 99.9% quien a su vez consolida con otras subsidiarias de quienes posee el 99.9% de las acciones. Dichas compañías son: Operadora de Unicentros y Locales Comerciales, S.A. de C.V., Complejo de Comercio las Américas, S.A. de C.V. y Complejo Comercial Ecatepec, S. de R.L., quienes se dedican al arrendamiento de unicentros y minicentros comerciales, de los cuales se planea su construcción desde el inicio de los desarrollos habitacionales. El 11 de noviembre de 2003 PDCC celebró un contrato denominado Framework Agreement en el que se establecen los lineamientos a seguir para llevar a cabo coinversión en futuros proyectos de construcción y operación de centros comerciales.

b. Utilidad integral- La utilidad integral que se presenta en los estados de variaciones en el capital contable adjuntos, es la modificación del capital contable durante el ejercicio por conceptos que no son distribuciones a los accionistas o movimientos del capital contribuido; se integra por la utilidad neta del ejercicio más otras partidas que representan una ganancia o pérdida del mismo periodo, que de conformidad con los Principios de Contabilidad Generalmente Aceptados en México se presentan directamente en el capital contable, sin afectar el estado de resultados. En 2004 y 2003, las otras partidas de utilidad integral están representadas por la insuficiencia en la actualización del capital contable.

3. Resumen de las principales políticas contables

Las políticas contables de la Compañía están de acuerdo con los Principios de Contabilidad Generalmente Aceptados en México, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice determinados supuestos para valuar algunas de las partidas de los estados financieros y para efectuar las revelaciones que se requieren en los mismos. Aun cuando los resultados reales pueden diferir de dichas estimaciones, la administración de la Compañía considera que las estimaciones y supuestos utilizados fueron los adecuados en las circunstancias. Las principales políticas contables seguidas por la Compañía son las siguientes:

a. Reconocimiento de los efectos de la inflación- La Compañía actualiza sus estados financieros en términos de pesos de poder adquisitivo de la fecha del último balance general que se presenta, reconociendo así los efectos de la inflación en la información financiera. En consecuencia, los estados financieros del año anterior que se presentan, también han sido actualizados en términos del mismo poder adquisitivo y sus cifras difieren de las originalmente presentadas que estaban en pesos de poder adquisitivo del cierre de ese año. Consecuentemente, las cifras de los estados financieros adjuntos son comparables, al estar todas expresadas en pesos constantes.

b. Inversiones temporales- Se valúan al costo de adquisición, más rendimientos devengados o a su valor neto de realización estimado, el que sea menor.

c. Inventarios- Las obras en proceso, se valúan a su costo de adquisición y se actualizan utilizando un índice de inflación interno conforme a los insumos de los materiales de construcción. El saldo de esta cuenta representa el avance de obra en función al costo real incurrido. Los terrenos en proceso, se valúan al costo de adquisición y se actualizan a su valor de reposición determinado por peritos independientes.

d. Equipo- Se registra al costo de adquisición, y se actualiza aplicando factores derivados del Indice Nacional de Precios al Consumidor (INPC). La depreciación se calcula conforme al método de línea recta, con base en la vida útil remanente de los activos, como sigue

	Años promedio	
	2004	2003
Maquinaria y equipo	-	5
Mobiliario y equipo	-	8
Equipo de cómputo	-	1

e. Reconocimiento de ingresos y costos- La Compañía utiliza el método de por ciento de avance de obra ejecutada para reconocer los ingresos y costos en las actividades que realiza como promotor y contratista, mediante el cual los ingresos esperados representados por el precio de venta de las viviendas, son multiplicados por el por ciento de avance de obra ejecutada, al resultado obtenido se le aplica el porcentaje de costo esperado en cada desarrollo determinando así el costo correspondiente, la diferencia entre ingreso y el costo así obtenido, constituye el resultado bruto acumulado. De los resultados obtenidos se disminuirán, en su caso, los ingresos y costos reconocidos en ejercicios anteriores para obtener los ingresos y costos del periodo a reconocer en el estado de resultados. El método de por ciento de avance de obra ejecutada se aplica cuando se hayan cumplido con las siguientes condiciones:

- El cliente ha entregado su enganche (si se requiere).
- El cliente ha firmado el contrato de compra-venta respectivo, y
- El cliente ha presentado toda la documentación oficial correspondiente que se requiere para obtener un crédito (i) en el caso de ventas financiadas por el Instituto Nacional del Fondo para la Vivienda de los Trabajadores (INFONAVIT) y por el Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (FOVISSSTE), el comprador necesita obtener la calificación mínima aprobatoria requerida; (ii) el cliente ha obtenido de la institución bancaria y/o de la Sociedad Hipotecaria Federal (SHF) la asignación de su crédito, para la adquisición de la vivienda; (iii), (a) cuando el comprador adquiere el terreno de la Compañía, primero es escriturado y (b) obtiene un préstamo de una institución bancaria para la construcción completa de la casa y el banco comienza a suministrar anticipos a la Compañía en base al avance de obra efectuada y (iv) Cofinanciamiento INFONAVIT, el cliente percibe ingresos de 7 a 10.9 salarios mínimos mensuales, obtiene la calificación y presenta la documentación oficial requerida para obtener un crédito, el cual es otorgado conjuntamente por el INFONAVIT y por una Sociedad Financiera de Objeto Limitado (Sofol) y/o un banco.

Los costos de los contratos incluyen todos los materiales directos, mano de obra y todos los costos indirectos relacionados con el desarrollo de los proyectos, tales como mano de obra indirecta, compras, equipo, reparaciones y depreciación. Los gastos generales y de administración son cargados a resultados cuando se incurren. Las provisiones para pérdidas en estimaciones o contratos no terminados son reconocidas en el periodo en que son determinadas.

f. Impuesto Sobre la Renta e Impuesto al Activo- Las provisiones para el Impuesto Sobre la Renta (ISR) e Impuesto al Activo (IMPAC), se registran en los resultados del año en que se causan, y se reconoce el ISR diferido proveniente de las diferencias temporales que resultan de la comparación de los valores contables y fiscales de los activos y pasivos y, en su caso, se incluye el beneficio de las pérdidas fiscales por amortizar. El ISR diferido activo, se registra sólo cuando existe alta probabilidad de que pueda recuperarse.

El IMPAC pagado que se espera recuperar, se registra como un activo y se presenta en el balance general disminuyendo el pasivo por ISR diferido.

g. Insuficiencia en la actualización del capital contable- Se integra del resultado por posición monetaria acumulado hasta la primera actualización y la pérdida por tenencia de activos no monetarios que representa el cambio en el nivel especifico de precios de los terrenos de las subsidiarias que se incrementó por debajo de la inflación.

h. Resultado por posición monetaria- El resultado por posición monetaria, que representa la erosión del poder adquisitivo de las partidas monetarias originada por la inflación, se calcula aplicando factores derivados del INPC a la posición monetaria neta mensual. La pérdida se origina de mantener una posición monetaria activa neta.

i. Utilidad por acción- La utilidad básica por acción ordinaria se calcula dividiendo la utilidad neta entre el promedio ponderado de acciones ordinarias en circulación durante el ejercicio.

4. Inversiones temporales y efectivo

	2004	2003
Inversiones temporales	$5,143	$1,084
Efectivo	718	1,562
	$5,861	$2,646

5. Otras cuentas por cobrar

	2004	2003
Impuestos por recuperar (principalmente ISR)	$1,381	$1,843
Otras	404	329
	$1,785	$2,172

6. Inventarios

	2004	2003
Anticipos a proveedores	$126	$131
Terrenos en proceso de desarrollo	166	176
	$292	$307

7. Equipo

	2004	2003
Maquinaria y equipo	$ -	$120
Mobiliario y equipo	-	150
Equipo de cómputo	-	219
	-	489
Depreciación acumulada	-	(381)
	$ -	$108

8. Inversión en acciones

Por separado se emiten estados financieros consolidados que incluyen las cifras de la Compañía y de sus subsidiarias, *señaladas en la Nota 2a. La evaluación de la situación financiera y los resultados de operación* de la Compañía como entidad económica debe basarse en dichos estados financieros consolidados, cuyos principales rubros al 31 de diciembre de 2004 y 2003, se detallan a continuación:

	2004	2003
Balance		
Activo circulante	$7,339,907	$6,352,645
Documentos por cobrar a asociadas	106,021	73,370
Terrenos para futuras construcciones	436,991	339,538
Inversión en acciones de compañías asociadas	35,755	9,051
Inmuebles, maquinaria y equipo-neto	510,668	495,922
Total	$8,429,342	$7,270,526
Pasivo circulante	$908,345	$720,810
Proveedores de terrenos a largo plazo	50,302	-
Obligaciones por contratos de arrendamiento financiero	72,406	75,339
Otros pasivos a largo plazo	14,119	14,119
Impuesto Sobre la Renta diferido	1,637,069	1,665,907
Capital contable mayoritario	5,725,263	4,776,311
Interés minoritario en subsidiarias consolidadas	21,838	18,040
Total	$8,429,342	$7,270,526
Estado de resultados		
Ingresos	$5,777,793	$5,072,941
Utilidad de operación	$1,234,591	$1,073,750
Utilidad neta mayoritaria	$1,009,292	$749,634

10. Saldos y transacciones con compañías subsidiarias

a. Los saldos por cobrar y por pagar con compañías subsidiarias, se analizan como sigue

	2004	2003
Por cobrar		
Consorcio de Ingeniería Integral, S.A. de C.V.	$ -	$31

	2004	2003
Por pagar		
Constructora y Urbanizadora ARA, S.A. de C.V.	$ -	$67
Asesoría Técnica y Administrativa GAVI, S.A. de C.V.	-	121
	$ -	$188

b. *Las transacciones con subsidiarias efectuadas en el curso normal de sus operaciones, fueron como sigue:*

	2004	2003
Servicios de construcción recibidos	$ -	$421
Servicios administrativos recibidos	$1,200	$1,625
Gasto por intereses- neto	$ -	$9,243
Dividendos cobrados	$14,969	$ -

11. Impuesto Sobre la Renta e Impuesto al Activo

La Compañía está sujeta al Impuesto Sobre la Renta (ISR) y al Impuesto al Activo (IMPAC). El ISR se calcula considerando como gravables o deducibles ciertos efectos de la inflación, tales como la depreciación calculada sobre valores en precios constantes y la deducción de compras en lugar del costo de ventas, lo que permite deducir costos actuales, y se acumula o deduce el efecto de la inflación sobre ciertos activos y pasivos monetarios a través del ajuste inflacionario, el cual es similar al resultado por posición monetaria. La tasa del ISR fue de 33% en 2004 y de 34% en 2003. Por otra parte el IMPAC se causa a razón de 1.8% del promedio neto de la mayoría de los activos (a valores actualizados) y de ciertos pasivos, y se paga únicamente por el monto en que exceda al ISR del año; cualquier pago que se efectúe es recuperable contra el monto en que el ISR exceda al IMPAC en los diez ejercicios subsecuentes.

El 1 de diciembre de 2004 se publicaron modificaciones a las leyes del ISR e IMPAC aplicables a partir de 2005, siendo las principales: a) Se reduce la tasa del ISR a 30% para el año 2005, a 29% en 2006 y a 28% de 2007 en adelante; b) Para efectos de ISR se deducirá el costo de ventas en lugar de las adquisiciones de los inventarios; c) En 2005 se podrá optar por acumular en un periodo de 4 a 12 años los inventarios al 31 de diciembre de 2004, determinados con base en las reglas fiscales; al optar por acumular los inventarios el saldo de éstos se deberá disminuir con el saldo no deducido de los inventarios de la Regla 106 y las pérdidas fiscales por amortizar, y se podrá deducir el costo de ventas de los inventarios conforme se enajenen; d) A partir de 2006 será deducible en su totalidad la participación a los trabajadores en las utilidades que se pague y e) Se incluyen los pasivos bancarios y con extranjeros para determinar la base gravable del IMPAC.

a. Los principales conceptos que originan el saldo del activo por ISR diferido, al 31 de diciembre de 2004 y 2003, son

	2004	2003
ISR diferido activo (pasivo)		
Inventarios	$(47)	$(57)
Equipo	-	(33)
Otros, neto	171	58
ISR diferido de diferencias temporales	124	(32)
Efecto de pérdidas fiscales por amortizar	19,352	18,907
Impuesto al Activo pagado por recuperar	5,892	5,221
	25,244	24,128
Estimación para valuación del activo por Impuesto Sobre la Renta diferido (1)	(25,368)	(24,096)
Impuesto diferido neto	$ -	$ -

(1) El activo no se registró debido a la incertidumbre de su recuperación.

b. *El beneficio de las pérdidas fiscales actualizadas pendientes de amortizar y el IMPAC pueden* recuperarse cumpliendo con ciertos requisitos. Los años de vencimiento y sus montos actualizados al 31 de diciembre de 2004 son:

Año de vencimiento	Pérdidas amortizables	IMPAC recuperable
2004	$ -	$ 1
2005	-	1
2006	25,354	-
2007	-	67
2008	-	171
2009	18,667	427
2010	-	1,528
2011	-	1,203
2012	1,830	771
2013	10,979	1,051
2014	7,679	672
	$64,509	$5,892

En la determinación del Impuesto Sobre la Renta diferido no se incluyeron los efectos de pérdidas fiscales por amortizar e Impuesto al Activo por $19,352 y $5,892, respectivamente, porque no existe una alta probabilidad de que puedan recuperarse.

12. Nuevos pronunciamientos contables

En mayo de 2004, el Instituto Mexicano de Contadores Públicos (IMCP) emitió el Boletín B-7 Adquisiciones de negocios (B-7), de aplicación obligatoria para estados financieros de periodos que inicien el 1 de enero de 2005, aunque se recomienda su aplicación anticipada. El B-7 proporciona reglas actualizadas para el tratamiento contable de adquisiciones de negocios e inversiones en entidades asociadas y establece, entre otros aspectos: la adopción del método de compra como regla única de valuación de estas operaciones; se elimina la amortización del crédito mercantil, el cual debe sujetarse a reglas de deterioro; se dan reglas para el tratamiento contable de transferencias de activos o intercambio de acciones entre entidades bajo control común, así como de adquisición de interés minoritario con base en disposiciones establecidas en el Boletín B-8 Estados financieros consolidados y combinados y valuación de inversiones permanentes en acciones. La administración de la Compañía estima que la adopción de este nuevo principio contable al 1 de enero de 2005, no tendrá efectos importantes en su situación financiera y resultados.

En abril de 2004, el IMCP emitió el Boletín C-10 Instrumentos financieros derivados y operaciones de cobertura (C-10) de aplicación obligatoria para estados financieros que inicien el 1 de enero de 2005, aunque recomienda su aplicación anticipada. En términos generales el C-10 establece que en las coberturas de valor razonable, la fluctuación en el valor razonable, tanto del derivado como de la posición abierta de riesgo, debe ser reconocida en los resultados del periodo en que ocurre, mientras que en las coberturas de flujo de efectivo, la porción efectiva de las fluctuaciones de valor razonable deben reconocerse en la cuenta de utilidad integral dentro del capital contable, y la porción inefectiva se debe reconocer en los resultados del periodo.

En cuanto a los instrumentos financieros derivados, se establecen las características que deben reunir para ser considerados como tales y se mejoran y adicionan definiciones de términos. Se incorporan disposiciones respecto a los elementos que participan en operaciones de cobertura, incluyendo la documentación formal previa al inicio de la cobertura y la medición de la efectividad de la cobertura, entre otros, clasifica a las coberturas en tres tipos: a) de valor razonable, b) de flujo de efectivo y c) de moneda extranjera, y proporciona reglas específicas, por tipo de cobertura, para su valuación, reconocimiento, presentación y revelación.

En abril de 2004, el IMCP emitió el Documento de Adecuaciones al Boletín C-2 (C-2), de aplicación obligatoria para estados financieros que inicien el 1 de enero de 2005; aunque recomienda su aplicación anticipada. El C-2 establece principalmente que las fluctuaciones en el valor razonable de los instrumentos financieros clasificados como disponibles para su venta, debe ser reconocida en la utilidad integral y reclasificarse a los resultados del periodo al momento de la venta de dichos instrumentos; incorpora la posibilidad de efectuar trasferencias entre algunas de las categorías en que se clasifican los instrumentos financieros, siempre y cuando se cumpla con condiciones y reglas para su reconocimiento contable; amplía la aplicación de deterioro a instrumentos disponibles para la venta y da reglas de mayor precisión a su reconocimiento.

(R.- 210428)

IMPRESO EN TALLERES GRAFICOS DE MEXICO—MEXICO

El suscrito, en mi carácter de Secretario del Consejo de Administración de Consorcio Ara, S.A. de C.V. (la "Sociedad), certifico que los libros de sesiones del Consejo de Administración y de asambleas de accionistas de la Sociedad se encuentran debidamente firmados y actualizados a la fecha de la presente, y reflejan fielmente los acuerdos adoptados por dichos órganos, con excepción del acta de Sesión del Consejo de Administración celebrada el 17 de febrero de 2005, que se encuentra pendiente de aprobación por parte del propio Consejo de Administración.

Se extiende la presente certificación para todos los efectos que haya lugar.

México, D.F., a 20 de abril de 2005.

Jaime Cortés Rocha
Secretario del Consejo de Administración.

Recibí 21/4/05

-----INSTRUMENTO NUMERO 28,058, VOLUMEN MCCXLIII, AÑO 2006-----

EN EL ORO, ESTADO DE MEXICO, a **VEINTICUATRO** de **MARZO** del Año Dos Mil Seis, Yo, Licenciado JOSE VICTOR REYNOSO PABLOS, Titular de la Notaria Pública Número Sesenta y Nueve del Estado de México, con Residencia en El Oro, Estado de México, HAGO CONSTAR: ---

DE LA COMPULSA DE ESTATUTOS Y ACTAS DE ASAMBLEA DE "CONSORCIO ARA", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, A SOLICITUD DE SU APODERADA LICENCIADA KARINA HERNÁNDEZ PARTIDA.- ---

PROTESTA.- El(los) compareciente(s) bajo protesta de decir verdad y apercibidos de las penas en que incurren quienes se conducen con falsedad, lo(s) hice sabedor(es) que se aplicará la pena que corresponda al delito de falso testimonio previsto en el Código Penal del Estado de México, a quien haga declaraciones falsas que conste en instrumento público, otorgado ante Notario del Estado de México, en términos del artículo 160 ciento sesenta de la Ley del Notariado del Estado de México, me manifiesta.- ---

La licenciada **KARINA HERNÁNDEZ PARTIDA** a nombre de su representada **"CONSORCIO ARA", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE,** me presenta los siguientes documentos para su compulsa: ---

I.- Segundo Testimonio de la escritura número 16,481 dieciséis mil cuatrocientos ochenta y uno, del volumen 319 trescientos diecinueve, de fecha veinticuatro de octubre de dos mil tres, pasada ante la fe del licenciado Jorge Trinidad Gallegos Mendoza, Notario Público Número 81 ochenta y uno del Estado de México, con residencia en Toluca, Estado de México, inscrito en el Registro Público de Comercio de la Ciudad de México, Distrito Federal bajo el folio mercantil 116,435 ciento dieciséis mil cuatrocientos treinta y cinco, de fecha veintitrés de noviembre de dos mil tres, relativo a la compulsa de estatutos de **"CONSORCIO ARA", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE,** y de la cual transcribo: ---------------------

" . ACTA 16,481.- DIECISÉIS MIL CUATROCIENTOS OCHENTA Y UNO.- HECHO: COMPULSA DE ESTATUTOS.- SOLICITANTE: CONSORCIO ARA, SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE.- PROTOCOLO: ORDINARIO - VOLUMEN: 319 TRESCIENTOS DIECINUEVE.- FOLIOS: 038-046 TREINTA Y OCHO AL CUARENTA Y SEIS.- JTGM/jjgg/2,055.- En Toluca, Estado de México, a 24-10-2003 VEINTICUATRO DE OCTUBRE DE DOS MIL TRES, yo, Licenciado JORGE TRINIDAD GALLEGOS MENDOZA, Notario Público 81 OCHENTA Y UNO DEL ESTADO DE MÉXICO, con residencia en este municipio, y del Patrimonio Inmueble Federal, en funciones; hago constar lo siguiente: COMPULSA DE ESTATUTOS a solicitud de CONSORCIO ARA, SOCIEDAD

CONSORCIO DE INGENIERIA INTEGRAL, SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE y CONSTRUCTORA Y URBANIZADORA COAPA, SOCIEDAD DE CAPITAL VARIABLE, estas tres como sociedades fusionadas.- Como resultado de la fusión, el capital social mínimo fijo quedó en la cantidad de CINCUENTA MILLONES DE NUEVOS PESOS, Moneda Nacional, y el capital variable, aumento a la suma de CIEN MILLONES DE NUEVOS PESOS, y que hacen un total de CIENTO CINCUENTA MILLONES DE NUEVOS PESOS, Moneda Nacional.- IV.- REFORMA TOTAL DE ESTATUTOS SOCIALES.- Por escritura número dos mil cincuenta y uno, de doce de marzo de mil novecientos noventa y seis, ante el mismo notario que la anterior, inscrita el veintidós de mayo de mil novecientos noventa y seis, inscrita en el mismo folio que la anterior, consta a reforma total de los estatutos de CONSORCIO ARA, SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE.- V.- REFORMA TOTAL DE ESTATUTOS SOCIALES.- Por escritura número setenta y dos mil quinientos cincuenta y uno, de veintiocho de junio de mil novecientos noventa y seis, ante el licenciado Gerardo Correa Etchegaray, notario número ochenta y nueve del Distrito Federal, inscrita el once de julio de mil novecientos noventa y seis, en el mismo folio que las anteriores, se hace constar la nueva reforma a la totalidad de los estatutos sociales de CONSORCIO ARA, SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE.- VI.- RATIFICACIÓN DE LOS ACUERDOS DE FUSION.- Por escritura número setenta y dos mil novecientos noventa y seis, de quince de agosto de mil novecientos noventa y seis, ante el mismo notario que las anteriores, pendiente de inscripción en el Registro Público de Comercio, se hizo constar la protocolización de acta de asamblea general extraordinaria de accionistas de CONSORCIO ARA, SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, en la que se aprobaron todos y cada uno de los acuerdos tomados en la asamblea general extraordinaria de accionistas en la que se resolvió la fusión de las sociedades CONSTRUCTORA Y URBANIZADORA COAPA, SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, GRUPO CONSOLIDADO DE CONSORCIO DE INGENIERIA INTEGRAL, SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE y TRORA, SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, como fusionadas, y CONSORCIO ARA, SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, como fusionante, relacionada en el antecedente tercero de esta escritura.- VII.- AUMENTO DEL CAPITAL SOCIAL MINIMO FIJO, REFORMA ESTATUTARIA Y COMPULSA DE LOS ESTATUTOS SOCIALES.- Por escritura setenta y tres mil setenta y ocho, de veintitrés de agosto de mil novecientos noventa y seis, ante el mismo notario que las anteriores, pendiente de inscripción en el Registro Público de Comercio, CONSORCIO ARA, SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, en la que consta el aumento de capital social mediante la conversión de

---------ANTONIO CASTAÑO LEAL MARIA LETICIA LEÓN RODRÍGUEZ-- Así mismo consta que se ratificó en su cargo al señor licenciado JAIME CORTES ROCHA como secretario del consejo de administración sin ser miembro del mismo e igualmente fueron ratificados como comisarios propietario y suplente los señores contadores públicos MARIO CHAVERO GONZALEZ y JORGE LÓPEZ RODRIGO, respectivamente".- SEGUNDO.- Asamblea. Mediante escritura 56,197 cincuenta y seis mil ciento noventa y siete, volumen 1,153 mil ciento cincuenta y tres, de fecha 07-07-1999 siete de julio de mil novecientos noventa y nueve, pasada ante la fe de MIGUEL ALESSIO ROBLES, Notario Público 19 diecinueve del Distrito Federal **"B" DEL APÉNDICE;** se hizo constar la protocolización del acta de Asamblea General Extraordinaria de Accionistas de la persona jurídica colectiva otorgante, celebrada el día 25-04-1997 veinticinco de abril de mil novecientos noventa y siete, por la cual se aumento el capital social mínimo fijo y, por tanto, se modificó la cláusula Sexta de sus estatutos.- TERCERO.- Asamblea. Mediante escritura 15,765 quince mil setecientos sesenta y cinco, volumen 311 trescientos once, de fecha 30-11-2002 treinta de noviembre de dos mil dos, pasada ante al fe del SUSCRITO NOTARIO; se hizo constar la protocolización del acta de Asamblea General Extraordinaria de Accionistas de la persona jurídica colectiva otorgante, celebrada el día 22-04-2002 veintidós de abril de dos mil dos, por la cual se modificaron los estatutos en los siguientes términos: Se adicionó la cláusula Sexta Bis, se modificó la cláusula Séptima, Se modificó la cláusula Décima primera, se adicionaron dos últimos párrafos a la cláusula Décima primera, se adicionó la cláusula Décima Cuarta Bis, se modificó la cláusula Décima quinta, se adicionó la cláusula Décima novena Bis, se adicionó un último párrafo a la cláusula vigésima, se modificó la cláusula Vigésima segunda, se adicionó un tercero y cuarto párrafos a la cláusula Vigésima quinta, se adicionó la cláusula Trigésima Bis, y se adicionó un ultimo párrafo a la cláusula Vigésima tercera.- CUARTO.- Asamblea. Mediante escritura 16,480 dieciséis mil cuatrocientos ochenta, volumen 319 trescientos diecinueve, de fecha 24-10-2003 veinticuatro de octubre de dos mil tres, pasada ante la fe del SUCRITO NOTARIO, se hizo constar la protocolización del acta de Asamblea General Extraordinaria y Ordinaria de Accionistas de la persona jurídica colectiva otorgante, celebrada el 20-10-2003 veinte de octubre de dos mil tres, por la cual se modificaron las cláusulas Sexta, Séptima, Novena, Décima, Décima cuarta, Décima séptima, Décima novena bis, Vigésima segunda y Vigésima quinta de los estatutos sociales, así como se acordó designar al Consejo de Administración y Comisarios de la siguiente manera: --

---------------------------------CONSEJO DE ADMINISTRACIÓN------------------------

---------CONSEJEROS PROPIETARIOS CONSEJEROS SUPLENTE----------------

----GERMAN AHUMADA RUSSEK JOSÉ ANTONIO AGUILAR OBREGÓN

participaciones en las ya constituidas, así como enajenar tales acciones o partes sociales- 3.- Recibir de otras sociedades mexicanas o extranjeras y proporcionar a las sociedades de que sea accionista o socio o a otras sociedades, servicios de asesoría y consultoria técnica en materia administrativa, contable, mercantil financiera y fiscal.- 4.- Obtener, adquirir, utilizar o disponer de toda clase de patentes, marcas o nombres comerciales, franquicias o derechos de propiedad industrial ya sea en México o en el extranjero.- 5.- Obtener toda clase de préstamos o créditos, emitir obligaciones, bonos, papel comercial y cualquier otro título de crédito o instrumento equivalente, sin o con el otorgamiento de garantía real o personal específica mediante prenda, hipoteca, fideicomiso o bajo cualquier otro título legal, así como otorgar cualquier tipo de financiamiento o préstamo a sociedades mercantiles o civiles, empresas o instituciones con las que la sociedad tenga relaciones de negocios o participaciones sociales, recibiendo o no garantía reales o personales especificas, en la inteligencia de que la sociedad no podrá realizar actividades que puedan asimilarse a las actividades de banca y crédito reservadas a instituciones de crédito y entidades que requieran autorización o concesión gubernamental, de conformidad con las leyes vigentes aplicables al momento.- 6.- Otorgar toda clase de garantías y avales respecto de obligaciones o títulos de crédito a cargo de sociedades en las que la sociedad tenga interés o participación, así como de otras sociedades o personas con las que la sociedad tenga relación de negocios.- 7.- Emitir, suscribir y girar toda clase de títulos de crédito, aceptarlos y endosarlos, incluyendo obligaciones con o sin garantía.- 8.- Adquirir en propiedad o en arrendamiento toda clase de bienes muebles o inmuebles, así como derechos reales sobre ellos, que sean necesarios o convenientes para su objeto social o para las operaciones que las sociedades mercantiles o civiles en las que la sociedad tenga interés o participación.- 9.- Comprar, vender, arrendar, administrar, poseer, fraccionar toda clase de terrenos urbanos y suburbanos así como gravar e hipotecar activos de su propiedad, venta directa e indirecta y arrendamiento de casas y terrenos de la sociedad.- 10.- Ejecutar toda clase de actos, y celebrar toda clase de contratos laborales, civiles, mercantiles o administrativos permitidos por la Legislación Mexicana tanto con personas físicas o morales de carácter privado o público, obteniendo de éstas, concesiones, permiso y autorizaciones relacionadas directa o indirectamente con los fines de su objeto social, inclusive, contratar activa o pasivamente toda clase de prestación de servicios, asesorías, supervisión, dirección técnica necesarios o convenientes con sus anteriores fines.- 11.- Establecer agencias o representaciones y actuar como comisionista, agente representante, mediador mercantil o distribuidor -12.- En general, realizar o celebrar toda clase de actos, contratos y operaciones conexos, accesorios o complementarios que sena necesarios o convenientes para la realización de los objetos anteriores.- CLAUSULA CUARTA.-

capital contable en tanto dichas acciones pertenezcan a la Sociedad o, en su caso, con cargo al capital social en caso de que se resuelva convertirlas en acciones de tesorería, en cuyo supuesto, no se requerirá de resolución de Asamblea de Accionistas. La asamblea general ordinaria de accionistas deberá acordar para cada ejercicio social, el monto máximo de recursos que podrán destinarse a la compra de acciones propias, sin que los recursos totales destinados a este fin excedan del saldo total de las utilidades netas de la Sociedad, incluyendo las retenidas. Será facultad del Consejo de Administración de la Sociedad el designar al funcionario o funcionarios responsables de la adquisición y colocación de acciones propias.- Las acciones que la Sociedad adquiera conforme a ésta cláusula que pertenezca a la misma o, en su caso, las acciones de tesorería, podrán ser recolocadas entre el público inversionista.- En tanto pertenezcan las acciones a la Sociedad, éstas no podrán ser representadas en asamblea de accionistas alguna.- Las disminuciones y aumentos del capital social derivados de la compra y colocación de acciones propias, cuando estas se conviertan en acciones de tesorería no requerirá resolución de Asamblea de Accionistas ni del Consejo de Administración en lo que respecta a su colocación.- En ningún caso las operaciones de adquisición y colocación podrán dar lugar a que se excedan los porcentajes autorizados conforme a la fracción II dos romano, del artículo 14 catorce Bis 2 dos de la Ley del Mercado de Valores, tratándose de acciones distintas a las ordinarias, ni a que se incumplan los requisitos de mantenimiento de la inscripción en el listado de valores de la bolsa en que coticen.- La compra y colocación de acciones previstas en esta cláusula, los informes que sobre las mismas deban presentarse a la Asamblea General Ordinaria de Accionistas, las normas de revelación en la información financiera, así como la forma y términos en que estas operaciones sean dadas a conocer a la Comisión Nacional Bancaria y de Valores, a la bolsa de valores correspondientes y al público inversionista, estarán sujetos a la Ley del Mercado de Valores y a las disposiciones de carácter general que expida la propia Comisión.- En el caso de que las acciones representativas del capital social por cualquier motivo dejaren de estar inscritas en el Registro Nacional de Valores, no será aplicable lo previsto en la presente Cláusula, debiendo la Sociedad estarse en lo relativo a la adquisición de acciones propias a lo previsto por el artículo 134 ciento treinta y cuatro de la Ley General de Sociedades Mercantiles y, para el caso de amortización de acciones con utilidades repartibles, la Sociedad deberá ajustarse a lo previsto en el artículo 136 ciento treinta y seis de dicha Ley.- En tanto las acciones representativas del capital social se encuentren inscritas en el Registro Nacional de Valores, las sociedades de las cuales esta Sociedad sea titular de la mayoría de sus acciones o partes sociales no deberán, directa o indirectamente, adquirir acciones representativas del capital social de la Sociedad, ni de alguna otra sociedad que fuera socia o accionista mayoritaria de la Sociedad, o que, sin serlo,

reformarse consecuentemente los estatutos sociales por resolución de la Asamblea General Extraordinaria de Accionistas.- Los aumentos del capital social, en su parte variable, bastará con que sean efectuados por resolución de la Asamblea General Ordinaria de Accionistas, con la única formalidad de que el acta correspondiente quede protocolizada ante Notario Público, sin necesidad de reformar los estatutos sociales ni de inscribir la escritura respectiva en el Registro Público de Comercio. No podrá decretarse aumento alguno antes de que estén íntegramente pagadas las acciones emitidas con anterioridad. Al tomarse los acuerdos respectivos, la Asamblea General de Accionistas que decrete el aumento o cualquier Asamblea General de Accionistas posterior, fijará los términos o bases en los que deba llevarse a cabo dicho aumento.- La sociedad, por resolución de la Asamblea General de Accionistas, podrá emitir acciones no suscritas representativas del capital social, para su oferta y colocación entre el público inversionista, previa autorización expresa de la Comisión Nacional Bancaria y de Valores, siempre que dichas acciones se mantengan en custodia de una institución para el depósito de valores, y en los términos y condiciones previstos por el artículo 81 ochenta y uno de la Ley del Mercado de Valores.- Las acciones que se emitan para representar la parte variable del capital social y que por resolución de la Asamblea General de Accionistas que decrete su emisión deban quedar depositadas en la tesorería de la sociedad para entregarse a medida que vaya realizándose su suscripción podrán ser ofrecidas para suscripción y pago por el Consejo de Administración, dando en todo caso a los accionistas de la sociedad la preferencia a que se refiere esta cláusula.- Los aumentos de capital podrán efectuarse mediante capitalización de cuentas del capital contable a que se refiere el artículo 116 ciento dieciséis de la Ley General de Sociedades Mercantiles o mediante pago en efectivo o en especie o por capitalización de pasivos o posteriores aportaciones. En los aumentos por capitalización de cuentas del capital contable todas las acciones tendrán derecho a la parte proporcional que les correspondiese de tales cuentas. En los aumentos por pago en efectivo o en especie, o por posteriores aportaciones de los accionistas por la admisión de nuevos accionistas o por capitalización de pasivos, los accionistas tendrán preferencia para suscribir las nuevas acciones que se emitan o se pongan en circulación para representar el aumento, en proporción a las acciones que posean dentro de la respectiva serie, al momento del aumento, durante un término no menor de 15 quince días naturales establecidos para tal fin por la Asamblea General de Accionistas que decrete el aumento, computado a partir de la fecha de publicación del aviso correspondiente en el Diario Oficial de la Federación o en un periódico oficial del domicilio de la sociedad y uno de los de mayor circulación en el domicilio social, o calculado a partir de la fecha de celebración de la Asamblea General de Accionistas, en caso de que la totalidad de las acciones en que se divida el capital social haya

LIC. JOSÉ VICTOR REYNOSO PABLOS
Notario Público No. 69
Del Estado de México
Constitución Esq. Igualdad No. 36-6
El Oro, Méx. Tel. (711) 125 01 92

Asamblea General Extraordinaria de Accionistas que acuerde la amortización, además de observar lo previsto por el artículo 136 ciento treinta y seis de la Ley General de sociedades Mercantiles, cumplirá con la siguientes reglas: a) Cuando se amorticen acciones a todos los accionistas, la amortización se hará en tal forma que después de la amortización estos tengan los mismos porcentajes respecto al capital social y participación accionaria que antes tenían salvo que decidan lo contrario, por resolución de la Asamblea de Accionistas.- b) Cuando la amortización de acciones se realice mediante adquisición en bolsa, a través de oferta pública, de compra, la Asamblea de Accionistas después de tener los acuerdos respectivos o, en su caso, el Consejo de Administración, aprobará el sistema para el retiro de acciones y el número de acciones que serán amortizadas.- c) Los títulos de las acciones amortizadas quedarán extinguidos.- CLÁUSULA DECIMA.- En el caso de cancelación de inscripción de las acciones de la Sociedad en la Sección de Valores del Registro Nacional de Valores, ya sea por solicitud de la propia Sociedad o por resolución adoptada por la Comisión Nacional Bancaria y de Valores, en términos de Ley, los accionistas que sean titulares de la mayoría de las acciones ordinarias o tengan la posibilidad, bajo cualquier título de imponer decisiones en las Asambleas Generales de Accionistas o de nombrar a la mayoría de los miembros del Consejo de Administración de la Sociedad, estarán obligados a: (i) Realizar una oferta pública de compra, previamente a la cancelación; y, (ii) A afectar en un fideicomiso por un periodo mínimo de seis meses, los recursos necesarios para comprar al mismo precio de la oferta las acciones de los inversionistas que no acudieron a ésta, en el evento de que una vez realizada la oferta pública de compra y previo a la cancelación de la inscripción en el Registro Nacional de Valores, los mencionados accionistas, no logren adquirir el cien por ciento del capital social pagado.- La oferta pública a que hace referencia esta cláusula, deberá realizarse cuando menos al precio que resulte mayor entre el valor de cotización en la bolsa de valores de conformidad con el párrafo siguiente o el valor contable de la acción de acuerdo al último reporte trimestral presentado a la Comisión Nacional Bancaria y de Valores y a la bolsa de valores antes del inicio de la oferta, excepto cuando dicho valor se haya modificado de conformidad con criterios aplicables a la determinación de información relevante, en cuyo caso, deberá considerar la información financiera más reciente con que cuente la Sociedad.- El valor de cotización en la bolsa de valores será el precio promedio ponderado por volumen de las operaciones que se hayan efectuado durante los últimos treinta días en que se hubieran cotizado las acciones de la Sociedad, previos a la fecha de la oferta, durante un periodo que no podrá ser superior a seis meses. En caso de que el número de días en que se hayan cotizado las acciones durante el periodo señalado sea inferior a treinta, se tomarán los días que efectivamente se hubieren cotizado. En el evento de que las acciones no se coticen en

la Ley General de Sociedades Mercantiles o de voto limitado a que alude dicho precepto, que represente cuando menos un 10% diez por ciento del capital social en una o ambas series accionarias, tendrá el derecho de designar por lo menos a un consejero y su respectivo suplente; a falta de esta designación de minorías, los tenedores de dicha clase de acciones gozarán el derecho de nombrar a por lo menos dos consejeros y sus suplentes. En el segundo caso, las designaciones, así como las substituciones y revocaciones de los consejeros, serán acordadas en asamblea especial.- Sólo podrán revocarse los nombramientos de los consejeros o comisarios designados por los accionistas a que se refieren los dos párrafos anteriores, cuando se revoque el de todos los demás.- CLÁUSULA DÉCIMA SEGUNDA.- Los miembros del Consejo de Administración podrán ser o no accionistas; durarán en su cargo un año y hasta que las personas designadas para substituirlos tomen posesión de sus cargos, podrán ser reelectos y recibirán las remuneraciones que determine la Asamblea General Ordinaria de Accionistas.- CLÁUSULA DÉCIMA TERCERA.- A falta de designación por la Asamblea, el Consejo de Administración, en su primera cesión inmediata a su designación nombrará de entre sus miembros al Presidente y, en su caso a uno o más Vicepresidentes.- El consejo de administración podrá también designar al secretario y en su caso, a un pro-secretario, los cuales no necesitarán ser miembros del consejo de administración, y designarán también a las personas que ocupen los demás cargos que se crearen para mejor desempeño de sus funciones.- Las faltas temporales o definitivas de los consejeros, serán cubiertas por los suplentes.- Las copias o constancias de las actas de las sesiones del Consejo y de la Asamblea de accionistas, así como de los asientos contenidos de los libros y registros sociales no contables, y en general de cualquier documento del archivo de la sociedad, podrán ser autorizados por el secretario o por el pro-secretario, quienes también podrán conjunta o separadamente, comparecer ante fedatario público a protocolizar las actas antes mencionadas, sin necesidad de resolución especial alguna.- CLÁUSULA DÉCIMA CUARTA.- El Consejo de Administración tendrá la representación legal de la sociedad, y por consiguiente, estará investido de las siguientes facultades:- 1.- Ejercitar el poder de la sociedad para pleitos y cobranzas que se otorga con todas las facultades generales y aún las especiales que requieran cláusula especial de acuerdo con la ley, por lo que se le confiere sin limitación alguna, de conformidad con lo establecido en el párrafo primero del artículo 2,554 dos mil quinientos cincuenta y cuatro del Código Civil para el Distrito Federal y sus correlativos de los Códigos Civiles de todos los Estados de la República; estará por consiguiente facultado en forma enunciativa más no limitativa para presentar querellas y denuncias penales y otorgar perdones, para constituirse en parte ofendida o coadyuvante en los procedimientos penales, desistirse de las acciones que intentare; para promover y desistirse en los juicios de amparo; para transigir; para

de la sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; la compra o venta del 10% diez por ciento o más del activo; el otorgamiento de garantías por un monto superior al 30% treinta por ciento de los activos, así como operaciones distintas de las anteriores que representen más del 1% uno por ciento del activo de la sociedad.- 15.- La facultad indelegable de aprobar las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre alguna de las subsidiarias de la sociedad y sus accionistas, con personas que formen parte de su administración o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; la compra o venta del 10% (diez por ciento) o más del activo; el otorgamiento de garantías por un monto superior al 30% treinta por ciento de los activos, así como operaciones distintas de las anteriores que representen más del 1% uno por ciento del activo de la subsidiaria en cuestión.- CLÁUSULA DÉCIMA CUARTA BIS.- Será facultad indelegable del Consejo aprobar las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la sociedad y sus socios, con personas que formen parte de la administración de la emisora o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; la compra o venta del 10% diez por ciento o más del activo; el otorgamiento de garantías por un monto superior al 30% treinta por ciento de los activos, así como operaciones distintas de las anteriores que representen más del 1% uno por ciento del activo de la emisora. Los miembros del Consejo de Administración serán responsables de las resoluciones a que lleguen con motivo de los asuntos a que se refiere el inciso anterior, salvo en el caso establecido por el artículo 159 ciento cincuenta y nueve de la Ley General de Sociedades Mercantiles.- CLÁUSULA DÉCIMA QUINTA.- El Presidente del Consejo presidirá las Asambleas Generales de Accionistas y las sesiones del Consejo de Administración; cumplirá con todos los acuerdos de las Asambleas y del Consejo sin necesidad de resolución especial alguna, y en caso de empate, el Presidente del consejo tendrá voto de calidad.- CLÁUSULA DÉCIMA SEXTA.- Para que las sesiones del Consejo de Administración sean válidas, se requerirá la asistencia de la mayoría de sus miembros, y sus resoluciones serán válidas cuando se tomen por la mayoría de sus miembros presentes.- El Consejo de Administración se reunirá en sesión ordinaria en las fechas que al efecto que al efecto el propio consejo determine, pero en todo caso sesionará por lo menos trimestralmente; y en cesión extraordinaria, previa convocatoria, cuando considere que haya necesidad para ello el Presidente, el Comisario o cualesquiera de los miembros del Consejo.- La convocatoria en todo caso podrá ser firmada por el

se consideren legalmente instaladas se requerirá la asistencia de la mayoría de sus miembros. Las resoluciones del Comité Ejecutivo deberán ser aprobados por el voto favorable de la mayoría de los miembros presentes en la sesión de que se trate. En caso de empate el miembro que presida tendrá voto de calidad.- El Comité Ejecutivo tendrá las facultades que se otorgan al Consejo de Administración bajo las facciones 1 uno, 2 dos, 3 tres, 4 cuatro, 5 cinco, 6 seis, 9 nueve, 12 doce y 13 trece de la cláusula Décima Cuarta de estos estatutos.- Las facultades del Comité Ejecutivo no comprenderán en caso alguno las reservadas por la ley o por estos estatutos a la Asamblea General de Accionistas o al Consejo de Administración. El Comité Ejecutivo no podrá delegar el conjunto de sus facultades en persona alguna, pero podrá otorgar poderes generales y especiales cuando lo juzgue oportuno y designar a las personas o delegados que deban ejecutar sus resoluciones. El Presidente y, en su caso, el Vicepresidente estarán facultados para ejecutarlas individualmente sin requerir de autorización expresa.- El Comité Ejecutivo deberá informar al Consejo de Administración en forma anual de las actividades que realice, o bien, cuando a su juicio se susciten hechos o actos de trascendencia para la sociedad. De cada sesión el Comité Ejecutivo se deberá levantar un acta que se transcribirá en un libro especial. En el acta se hará constar la asistencia de los miembros de Comité y las resoluciones adoptadas y deberá ser firmada por quienes hubieren actuado como Presidente y Secretario.- Las copias o constancias de las actas de las sesiones del Comité Ejecutivo podrán ser autorizadas y autentificadas por el Secretario del Consejo de Administración.- El Consejo de Administración y el Comité Ejecutivo, en su caso, tendrán la facultad de nombrar y remover al Director General de la sociedad, y de otorgarle y revocarle las facultades y poderes que estime convenientes, así como de determinar su remuneración.- CLÁUSULA DÉCIMA NOVENA BIS.- La Sociedad tendrá un Comité de Auditoria, el cual se integrará por el número de miembros que determine el Consejo de Administración, de los cuales el Presidente y la mayoría de ellos serán consejeros independientes, en términos de lo previsto en el articulo 14 catorce Bis de la Ley del Mercado de Valores. A sus sesiones asistirán el o los comisarios de la Sociedad, quienes asistirán en calidad de invitados con derecho a voz y sin voto.- El Comité de Auditoria tendrá las funciones que determine el Consejo de Administración, dentro de las cuales estarán las siguientes: 1. Elaborar un reporte anual sobre sus actividades y presentarlo al Consejo de Administración y a la Asamblea de Accionistas.- 2. Opinar sobre transacciones con personas relacionadas a que aluden los numerales 14 y 15 de la Cláusula Décimo Cuarta de estos estatutos.- 3. Proponer la contratación de especialistas independientes en los casos en que lo juzgue conveniente, a fin de que expresen su opinión respecto de las transacciones mencionadas en el inciso 2 anterior.- CAPÍTULO V.- VIGILANCIA DE LA SOCIEDAD.- CLÁUSULA VIGÉSIMA.- La vigilancia de la sociedad será

RECEIVED
2006 MAY 30 P 5: 04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

el periódico oficial de domicilio de la sociedad o en uno de los diarios de mayor circulación en dicho domicilio, por lo menos con 15 quince días de anticipación a la fecha fijada para la Asamblea.- Las convocatorias contendrán la Orden del Día y deberán estar firmadas por quien las expida, en el concepto de que si las hiciere el Consejo de Administración, bastará con la firma del Presidente o del Secretario. Las Asambleas podrán ser celebradas sin previa convocatoria si el capital social estuviere totalmente representado en el momento de la votación.- Si en una asamblea, independientemente de que sea ordinaria, extraordinaria o especial, estuvieran reunidos todos los accionistas con derecho a voto, dicha Asamblea podrá resolver sobre asuntos de cualquier naturaleza y aún sobre aquellos no contenidos en la Orden del Día.- Desde el momento en que se publique la convocatoria para las asambleas de accionistas, deberán estar a disposición de los mismos, de forma inmediata y gratuita, la información y los documentos relacionados con cada uno de los puntos establecidos en la Orden del Día.- CLÁUSULA VIGÉSIMA CUARTA.- Serán admitidos en la Asamblea los accionistas que aparezcan inscritos en el libro de registro de accionistas como dueños de una o más acciones, mismo registro que para los efectos se considerará cerrado 3 tres días hábiles antes de la fecha fijadas para la celebración de la Asamblea o, en su defecto, que acrediten su calidad de accionistas por cualquier otro medio legal.- Para tener derecho a asistir a la Asamblea respectiva, los accionistas deberán depositar los títulos de las acciones ante la propia sociedad o en una institución para el depósito de valores, o una institución de crédito, nacional o extranjera, o en casas de bolsa en los términos de las disposiciones aplicables de la Ley del Mercado de Valores.- Contra el depósito de las acciones o el recibo de depósito se expedirán las tarjetas de admisión correspondientes.- Las acciones que se depositen para tener derecho a asistir a las Asambleas no se devolverán sino después de celebradas estas, mediante la entrega del resguardo que por aquellas se hubiese expedido al accionista o a su representante.- CLÁUSULA VIGÉSIMA QUINTA.- Los accionistas podrán ser representados en las asambleas. Las personas que acudan en representación de los accionistas a las asambleas de la Sociedad, podrán acreditar su personalidad mediante poder otorgado en formularios elaborados por la propia emisora, que reúnan los requisitos siguientes: i) Señalar de manera notoria la denominación de la Sociedad, así como el respectivo orden del día, no pudiendo incluirse bajo el rubro, de asuntos generales los puntos a que se refieren los artículos 181 ciento ochenta y uno y 182 ciento ochenta y dos de la Ley General de Sociedades Mercantiles, y.- ii) Contener espacio para las instrucciones que señale el otorgamiento para el ejercicio del poder.- La sociedad deberá mantener a disposición de los intermediarios del mercado de valores que acrediten contar con la representación de los accionistas de la propia Sociedad, durante el plazo a que se refiere el artículo 173

por mayoría de votos de las acciones representadas en ella. En el caso de segunda convocatoria, la Asamblea General Ordinaria de Accionistas podrá celebrarse válidamente cualquiera que sea el número de acciones representadas, y sus resoluciones serán válidas cuando se tomen por mayoria de votos de las acciones representadas en la Asamblea.- CLÁUSULA TRIGÉSIMA.- Para que una Asamblea General Extraordinaria de Accionistas se considere legalmente reunida en virtud de primera convocatoria, deberá estar representado en ella por lo menos el 75% setenta y cinco por ciento del capital social, y sus resoluciones serán válidas cuando se tomen por el voto favorable de acciones que representen cuando menos el 50% cincuenta por ciento del capital social con derecho a voto.- En caso de segunda o ulterior convocatoria, las Asambleas Generales Extraordinarias de Accionistas podrán celebrarse válidamente si en ellas está representado el 50% cincuenta por ciento del capital social con derecho a voto, y sus resoluciones serán válidas si se toman por el voto favorable de acciones que representen cuando menos el 50% cincuenta por ciento del capital social con derecho a voto; sin embargo para resolver sobre la reforma de la cláusula Décima de los estatutos sociales, se requerirá el voto de acciones que representen por lo menos el 95% noventa y cinco por ciento del capital social.- Para las Asambleas Especiales, se aplicarán las mismas reglas previstas en esta cláusula, pero referidas a la categoría especial de acciones de que se trate.- CLÁUSULA TRIGÉSIMA BIS.- Los accionistas que representen cuando menos el 15% quince por ciento del capital social, podrán ejercitar directamente la acción de responsabilidad civil contra los administradores, siempre que se satisfagan los requisitos establecidos en el artículo 163 ciento sesenta y tres de la Ley General de Sociedades Mercantiles. Dicha acción podrá ejercerse también respecto de los Comisarios e integrantes del Comité de Auditoria, ajustándose al citado precepto legal.- Los accionistas con acciones con derecho a voto, incluso en forma limitada o restringida, que reúnan cuando menos el 10% diez por ciento de las acciones representadas en una Asamblea, podrán solicitar que se aplace la votación de cualquier asunto respecto del cual no se consideren suficientemente informados, ajustándose a los términos y condiciones señalados en el artículo 199 ciento noventa y nueve de la Ley General de Sociedades Mercantiles.- Los accionistas con acciones con derecho a voto, incluso en forma limitada o restringida, que representen cuando menos el 20% veinte por ciento del capital social, podrán oponerse judicialmente a las resoluciones de las Asambleas Generales, respecto de las cuales tengan derecho de voto, siempre que se satisfagan los requisitos del artículo 201 doscientos uno de la Ley General de Sociedades Mercantiles, siendo igualmente aplicable el artículo 202 doscientos dos de la citada Ley.- CAPÍTULO VII.- INFORMACIÓN FINANCIERA.- CLÁUSULA TRIGÉSIMA PRIMERA.- Dentro de los tres meses siguientes a la clausura de cada

4.- El remanente, si lo hubiera, se aplicará en la forma que determine la Asamblea General Ordinaria de Accionistas.- CLÁUSULA TRIGÉSIMA SEXTA.- Los dividendos los decretará la Asamblea General ordinaria de Accionistas y los pagos de dividendos se harán en los días y lugares que determine el Consejo de Administración y que se darán a conocer por medio de aviso que se publique al menos en un diario de mayor circulación.- Los dividendos no cobrados dentro de 5 cinco años, contados a partir de la fecha en que hayan sido exigibles, se entenderán renunciados y prescritos a favor de la sociedad.- CAPÍTULO IX.- DISOLUCIÓN Y LIQUIDACIÓN.- CLÁUSULA TRIGÉSIMA SÉPTIMA.- La sociedad será disuelta en cualquiera de los casos especificados en el artículo 229 doscientos veintinueve de la Ley General de Sociedades Mercantiles.- CLÁUSULA TRIGÉSIMA OCTAVA.- Disuelta la sociedad se pondrá en liquidación.- La liquidación estará encomendada a uno o más liquidadores designados por la Asamblea General Extraordinaria de Accionistas. Si la Asamblea no hiciere dicha designación, un Juez de lo Civil o de Distrito del domicilio de la sociedad lo hará a petición de cualquier accionista.- Salvo las instrucciones expresas de la Asamblea, los liquidadores tendrán las siguientes facultades: I. Concluir las operaciones sociales que hubieren quedado pendientes al tiempo de la disolución.- II. Cobrar los créditos y pagar las deudas.- III. Enajenar los activos y liquidar los pasivos.- IV. Practicar el estado de posición financiera final de la liquidación que deberá someterse a la consideración de la Asamblea de Accionistas, y una vez aprobado procederá a su depósito.- V. Distribuir el remanente, si lo hubiere en la forma que corresponda.- VI. Cancelar la inscripción de la sociedad en el Registro Público de Comercio una vez concluida la liquidación.- CLÁUSULA TRIGÉSIMA NOVENA.- La liquidación se practicará con apego a las resoluciones que tomen los accionistas al acordarse o declararse la disolución de la sociedad. A falta de resoluciones especiales de la Asamblea, la liquidación se practicará de conformidad con las disposiciones del capítulo respectivo de la Ley General de Sociedades Mercantiles.- Salvo el acuerdo en contrario de la Asamblea, los liquidadores tendrán las facultades que la Ley les otorga.- CLÁUSULA CUADRAGÉSIMA.- A falta de estipulación contenida en los presentes estatutos, serán aplicables las disposiciones de la Ley General de Sociedades Mercantiles.- CLÁUSULA CUADRAGÉSIMA PRIMERA.- Para el caso de cualquier controversia entre la sociedad y sus accionistas, o bien, entre los accionistas por cuestiones relativas a la sociedad, la primera y los segundos se someten expresamente a las leyes aplicables en, y a la jurisdicción de los tribunales competentes en la Ciudad de México, Distrito Federal, con renuncia expresa del fuero de sus distintos domicilios personales.- EXISTENCIA LEGAL Y REPRESENTACIÓN.- El compareciente me acredita la legal existencia de su representada, así como la calidad de representante con la que comparece, mediante los

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...INSTRUMENTO NUMERO 27,191. VOLUMEN MCLXXXVI, AÑO 2005.- EN EL ORO, ESTADO DE MEXICO, a SEIS de MAYO del Año Dos Mil Cinco, Yo, Licenciado **JOSÉ VÍCTOR REYNOSO PABLOS**, Titular de la Notaria Pública Número Sesenta y Nueve del Estado de México, con Residencia en El Oro, Estado de México, HAGO CONSTAR: **DE LA PROTOCOLIZACION DEL ACTA DE ASAMBLEA GENERAL ORDINARIA ANUAL DE ACCIONISTAS DE "CONSORCIO ARA", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, A SOLICITUD DE SU DELEGADO ESPECIAL LICENCIADA ELVIRA GOMEZ AVILA.- P R O T E S T A.- EL COMPARECIENTE** bajo protesta de decir verdad y apercibido de las penas en que incurren quienes se conducen con falsedad, los hice sabedores que se aplicará la pena que corresponda al delito de falso testimonio previsto en el Código Penal del Estado de México, a quien haga declaraciones falsas que conste en instrumento público, otorgado ante Notario del Estado de México, en términos del artículo 160 ciento sesenta de la Ley del Notariado del Estado de México, me manifiesta.- La Licenciada **ELVIRA GOMEZ AVILA**, me presenta el Libro de Actas en donde a fojas de la 75 vuelta a 79 frente obra un acta debidamente firmada que es del tenor siguiente.- **CONSORCIO ARA, S.A. DE C.V.- ASAMBLEA GENERAL ORDINARIA ANUAL DE ACCIONISTAS.- 23 DE ABRIL DE 2003.-** En la Ciudad de México, Distrito Federal, siendo las 10:30 horas del día 23 de abril del dos mil tres, se reunieron en el Auditorio del Club Industriales, ubicado en Andrés Bello No. 29, Colonia Polanco, C.P. 11560 México, Distrito Federal, los señores accionistas y representantes de accionistas que se mencionan en la lista de asistencia que se agrega al expediente de la presente acta, con el objeto de celebrar la Asamblea General Ordinaria Anual de Accionistas de CONSORCIO ARA, S.A. DE C.V. (la "Sociedad"), a la que se convoco mediante publicación hecha en el periódico el "Excelsior" de esta ciudad, el día 4 de abril del año en curso, en cumplimiento con lo dispuesto en el Artículo 186 de la Ley General de Sociedades Mercantiles y la Cláusula Vigésimo Tercera de los Estatutos Sociales: Estuvieron presentes los señores ING. GERMAN AHUMADA RUSSEK, ING. LUIS FELIPE AHUMADA RUSSEK Y LIC. JAIME CORTES ROCHA, Presidente, Vicepresidente y Secretario del Consejo de Administración, respectivamente, así como el señor C.P. MARIO CHAVERO GONZALEZ en su carácter de Comisario de la Sociedad.- De conformidad con lo dispuesto por la Cláusula Vigésima Séptima de los Estatutos Sociales presidió la Asamblea el ING. GERMAN AHUMADA RUSSEK, en su carácter de presidente del Consejo de Administración y actuó como Secretario, el lic. JAIME CORTES ROCHA.- A continuación el Presidente designó como escrutador a la Lic. Lorenza Langarica O'Hea, quién después de aceptar su designación y examinar las constancias que acreditan la calidad de accionistas y las cartas poder exhibidas, certificó que se

proyectos existentes, explicando las principales políticas y criterios contables y de información seguidos en la preparación de la información financiera; y ----

b) Los estados que muestran la situación financiera de la sociedad a la fecha de cierre del ejercicio, los resultados de la Sociedad durante el ejercicio, así como los cambios en la situación financiera y los cambios en las partidas que integran el capital contable, acaecidos durante el propio ejercicio, y las notas necesarias para complementar y aclarar la información anterior.- ---------------

Por su parte, el comisario de la Sociedad, en cumplimiento del Artículo 166 de la Ley General de Sociedades Mercantiles, rindió su dictamen sobre los estados financieros mencionados, del que se concluye la veracidad, suficiencia y razonabilidad de la información presentada por el Presidente, manifestando que las políticas y criterios contables y de información seguidos por la Sociedad son adecuados y suficientes por lo que dicha información refleja de manera veraz y suficiente la situación financiera y los resultados de la Sociedad.- Asimismo, conforme a la Cláusula Vigésima Octava de los Estatutos Sociales el Presidente, presentó los respectivos informes a que se refiere el Artículo 172 de la Ley General de Sociedades Mercantiles, correspondientes a las empresas subsidiarias de Consorcio Ara, S.A. de C.V.- Se entregó a los accionistas presentes o representados, para su conocimiento e información, un ejemplar de los informes antes mencionados.- Después de haber discutido la información presentada en relación con este punto del Orden del Día, los accionistas presentes o representados decidieron adoptar las siguientes resoluciones mediante el voto de 226'462,822 (doscientas veintiséis millones cuatrocientas sesenta y dos mil ochocientas veintidós) acciones, representativas del 72.09% (setenta y dos punto cero nueve por ciento) del capital social suscrito y pagado de la sociedad, absteniéndose de votar 87'650,196 (ochenta y siete millones seiscientos cincuenta mil ciento noventa y seis) acciones de las presentes: **RESOLUCIONES.- PRIMERA.**- Se aprueba el informe rendido por el Presidente del Consejo de Administración en los términos del Artículo 172 de la Ley General de Sociedades Mercantiles y la Cláusula Trigésima Primera de los Estatutos Sociales, acerca de las operaciones realizadas por la Sociedad, durante el ejercicio social que concluyo el 31 de diciembre de 2002, para lo cual se tomo en cuenta el informe rendido por el Comisario de conformidad con el Artículo 166 de la Ley General de Sociedades Mercantiles.- **SEGUNDA.**- Se aprueban todas y cada una de las operaciones llevadas a cabo por la Sociedad durante el ejercicio social que concluyó el 31 de Diciembre de 2002, ratificándose todos y cada uno de los actos realizados por el Consejo de Administración de la Sociedad durante el ejercicio citado.- **TERCERA.**- Se toman nota de la presentación de los informes a que se refiere el Artículo 172 de la Ley General de Sociedades Mercantiles de las empresas subsidiarias de Consorcio Ara, S.A. de C.V.- **CUARTA.**- Se ordena agregar un

LIC. JOSÉ VICTOR REYNOSO PABLOS
Notario Público No. 69
Del Estado de México
Constitución Esq. Igualdad No. 36-6
El Oro, Méx. Tel. (711) 125 01 92

los Accionistas presentes o representados, el reporte anual sobre sus actividades, a que se refiere el artículo 14 Bis 3 fracción V inciso a) de la Ley del Mercado de Valores y la Cláusula Décima Noventa Bis de los Estatutos Sociales.- Al efecto los accionistas presentes o representados adoptaron las siguientes resoluciones, mediante el voto de 226'437,822 (doscientas veintiséis millones cuatrocientos treinta y siete mil ochocientos veintidós) acciones, representativas de 72.08% (setenta y dos punto cero ocho por ciento) del capital social suscrito y pagado de la sociedad absteniéndose de votar 87'675,196 (ochenta y siete millones seiscientas setenta y cinco mil ciento noventa y seis) acciones de las presentes: **RESOLUCIÓN.- UNICA.**- Se resuelve aprobar el reporte anual del Comité de Auditoria sobre sus actividades a que se refiere el artículo 14 Bis 3 fracción V inciso a) de la Ley del Mercado de Valores y la Cláusula Décima Novena Bis de los estatutos sociales.- V.- Continuando con el quinto punto del Orden del Día, el Secretario informó a la Asamblea sobre (i) la renuncia presentada por los señores José Alfredo Reynoso Ruiz y María Leticia Rodríguez Leon a sus cargos de consejero propietario y consejero suplente, respectivamente, del Consejo de Administración; (ii) la propuesta recibida de algunos de los accionistas de la Sociedad, en el sentido de designar como nuevos miembros propietarios del Consejo de Administración a los señores Godofredo Rojas Reyes, Pedro Alonso Angulo, Roberto Danel Díaz, Germán Ahumada Alduncín, Luis Ramón Carazo Preciado y al señor Patricio Gutiérrez Tomassi como nuevo miembro suplente del Consejo de Administración.- Asimismo, el presidente comentó a la asamblea sobre la renuncia presentada por los señores C.P. Mario Chavero González y Lic. Gerardo Ayala San Vicente, a sus cargos de Comisario Propietario y Prosecretario respectivamente, y la propuesta recibida de algunos de los accionistas de la Sociedad, en el sentido de designar a los señores C.P. Jorge López Rodrigo y C.P. Arturo Vargas Arellano como nuevo Comisario Propietario y Comisario Suplente respectivamente, y a la Lic. Lorenza Langarica O'Hea, como nuevo Prosecretario del Consejo de Administración ratificando en su cargo de Secretario de dicho consejo al Lic. Jaime Cortes Rocha.- Por su parte, el Presidente expuso a los accionistas presentes o representados la necesidad de nombrar a los miembros que integrarán el Comité de Auditoria, de conformidad con el artículo 14 Bis 3 fracción V de la Ley de Mercado de Valores, así como la Cláusula Décima Noventa Bis de los estatutos sociales.- Al efecto, los accionistas presentes o representados adoptaron las siguientes resoluciones, mediante el voto de 224'804,618 (doscientas veinticuatro millones ochocientos cuatro mil seiscientas dieciocho) acciones, representativas de 71.56% (setenta y un punto cincuenta y seis por ciento) del capital social suscrito y pagado de la sociedad, absteniéndose de votar 87'297,850 (ochenta y siete millones doscientos noventa y siete mil ochocientas cincuenta) acciones y votando en contra 2'010,550 (dos millones diez mil quinientas cincuenta)

desahogo de este sexto punto del Orden del Día los Accionistas presentes o representados, a propuesta del Presidente y mediante el voto de 226'815,168 (doscientas veintiséis millones ochocientas quince mil ciento sesenta y ocho) acciones, representativas de 72.20% (setenta y dos punto veinte por ciento) del capital social suscrito y pagado de la sociedad, absteniéndose de votar 87'297,850 (ochenta y siete millones doscientas noventa y siete mil ochocientas cincuenta) acciones de las presentes, aprobaron la designación del Secretario Lic. Jaime Cortes Rocha y de los señores Licenciados Jaime Cortes Álvarez, Lorenza Langarica O'Hea, Vidal Villanueva López y Elvira Gómez Ávila, así como los señores María del Pilar Mata Fernández, Rodrigo Buj García y Rodrigo López Márquez, como delegados especiales para que comparezcan indistintamente ante el Notario Público de su elección a protocolizar total o parcialmente la presente acta, expida copias certificadas de la presente acta, presenten la información requerida por la Ley de mercado de Valores y las disposiciones aplicables de la Comisión Nacional Bancaria y de Valores, y lleven a cabo los demás actos necesarios para dar cumplimiento a los acuerdos de la Asamblea.- No habiendo otro asunto que tratar, se suspendió la asamblea por el tiempo necesario para la redacción de la presente acta la cual fue leída y aprobada por todos los accionistas presentes o representados y firmada por el Presidente, el Secretario y el Comisario Suplente el día de su fecha.- Tres firmas ilegibles.- Expuesto lo anterior, el compareciente otorga las siguientes: **C L AU S U L A S.- PRIMERA.**- Queda protocolizada para todos los efectos legales a que haya lugar, en especial para su inscripción en el Registro Público de la Propiedad de la Ciudad de México, Distrito Federal, el **ACTA DE ASAMBLEA GENERAL ORDINARIA ANUAL DE ACCIONISTAS DE "CONSORCIO ARA", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE**, a solicitud de su Delegado Especial Licenciada **ELVIRA GOMEZ AVILA.- SEGUNDA.**- Queda protocolizado para todos los efectos legales a que haya lugar, el **ACTA DE ASAMBLEA GENERAL ORDINARIA ANUAL DE ACCIONISTAS DE "CONSORCIO ARA", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE**, el cual queda integrado de la siguientes manera: Presidente: Ingeniero **GERMAN AHUMADA RUSSEK**; Vicepresidente: Ingeniero **LUIS FELIPE AHUMADA RUSSEK**; Secretario del Consejo de Administración: C.P. **JAIME CORTES ROCHA**: para los efectos de inscripción en el Registro Público de la Propiedad.- **TERCERA.**-.- Los derechos que cause la presente serán con cargo a **"CONSORCIO ARA", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE.- CUARTA.**- La Licenciada **ELVIRA GOMEZ AVILA**, manifiesta que el Registro Federal de Contribuyentes de los socios son los siguientes: **INGENIERO GERMAN AHUMADA RUSSEK AURG-440202-8T2; INGENIERO LUIS FELIPE AHUMADA RUSSEK; AURL-470205-582...".**- --

respectivamente así como el señor C.P. JORGE LOPEZ RODRIGO en su carácter de comisario de la Sociedad.- De conformidad con lo dispuesto por la Cláusula Vigésima Séptima de los Estatutos Sociales, presidió la Asamblea el ING. GERMAN AHUMADA RUSSEK, en su carácter de presidente del Consejo de Administración y actuó como Secretario, el Lic. JAIME CORTES ROCHA.- A continuación el presidente designó como escrutador a la Lic. Lorenza Langarica O'Hea, quién después de aceptar su designación y examinar las constancias que acreditan la calidad de accionistas y las cartas poder exhibidas certificó que se encontraban representadas 321,056,970 (trescientos veintiún millones cincuenta y seis mil novecientos setenta) acciones de las 328,158,274 (trescientos veintiocho millones ciento cincuenta y ocho mil doscientos setenta y cuatro) acciones en circulación, por lo que se encontraba representado el 97.8% (noventa y siete punto ocho por ciento) del capital social suscrito y pagado, en el entendido de que a la fecha de esta asamblea 53,600 (cincuenta y tres mil seiscientas) acciones han sido recompradas por la sociedad y se encuentran en su tesorería fuera de circulación.- Con base en la certificación del escrutador y con fundamento en lo dispuesto en las Cláusulas Vigésima Novena y Trigésima de los Estatutos Sociales, el Presidente declaró legalmente instalada la Asamblea, con lo cual estuvieron de acuerdo todos los presentes.- Visto lo anterior, el Secretario dio lectura al siguiente: **ORDEN DEL DIA**.- ----------------------------------

I. Discusión y aprobación en su caso, del Informe Anual del Consejo de Administración a que se refiere el enunciado general, del Artículo 172 de la Ley General de Sociedades Mercantiles, por el ejercicio social que concluyó el 31 de diciembre de 2003, incluyendo los estados financieros correspondientes al ejercicio social citado el dictamen del Comisario, y el informe correspondiente a las principales subsidiarias de la sociedad.- -----

II. Resolución sobre la aplicación de resultados.- ----------------------------------

III. Presentación y aprobación en su caso del reporte anual del Comité de Auditoria sobre sus actividades, a que se refiere el artículo 14 Bis 3, fracción V, inciso a), de la Ley del Mercado de Valores y la Cláusula Décima Novena Bis de los Estatutos Sociales.- ------------------------------

IV Designación o en su caso ratificación de los Miembros del Consejo de Administración, incluyendo a los consejeros independientes, Secretario, Prosecretario; miembros integrantes del Comité de Auditoria y Comisario de la Sociedad, así como de sus respectivos suplentes.- ----------------------

V Resolución sobre el monto que podrá destinarse a la compra de Acciones propias en términos de lo previsto del Artículo 14 bis 3, fracción I de la Ley del Mercado de Valores.- ---

Sociales, acerca de las operaciones realizadas por la Sociedad, durante el ejercicio social que concluyó el 31 de diciembre de 2003, para lo cual se tomo en cuenta el informe rendido por el Comisario de conformidad con el Articulo 166 de la Ley General de Sociedades Mercantiles.- **SEGUNDA**.- Se aprueba todas y cada una de las operaciones llevadas a cabo por la Sociedad durante el ejercicio social que concluyó el 31 de diciembre de 2003, ratificándose todos y cada uno de los actos realizados por el Consejo de Administración de la Sociedad durante el ejercicio citado.- **TERCERA**.- Se toma nota de la presentación de los informes a que se refiere el artículo 172 de la Ley General de Sociedades Mercantiles de las empresas subsidiarias de "Consorcio Ara", S.A. de C.V.- **CUARTA**.- Se ordena agregar un ejemplar de los documentos mencionados al expediente de la presente acta.- II.- En desahogo del segundo punto del Orden del Día el Presidente propuso que de las utilidades netas de la sociedad obtenidas en el ejercicio social del 2003, mismas que ascendieron a la suma de $712'647,139.00 (setecientos doce millones seiscientos cuarenta y siete mil ciento treinta y nueve pesos 00/100 M.N.) se separe el 5% (cinco por ciento) o sea la cantidad de $35'632,357.00 (treinta y cinco millones seiscientos treinta y dos mil trescientos cincuenta y siete pesos 00/100 M.N.) para la constitución de la reserva legal y el saldo de $677'014,782.00 (seiscientos setenta y siete millones catorce mil setecientos ochenta y dos pesos 00/100 M.N.) se lleve a la cuenta de utilidades retenidas pendientes de aplicar.- Después de una amplia deliberación, los accionistas presentes o representados adoptaron la siguiente resolución mediante el voto de 319'968,742 (trescientos diecinueve millones novecientos sesenta y ocho mil setecientos cuarenta y dos) acciones representativos del 99.66% (noventa y nueve punto sesenta y seis por ciento) del capital social suscrito y pagado de la sociedad absteniéndose de votar 1'088,228 (un millón ochenta y ocho mil doscientos veintiocho) acciones de las presentes: **RESOLUCIÓN.- UNICA**.- Se resuelve que de las utilidades netas de la sociedad obtenidas en el ejercicio social de 2003, mismas que ascendieron a la suma de $712'647,139.00 (setecientos doce millones seiscientos cuarenta y siete mil ciento treinta y nueve pesos 00/100 M.N.), se separe el 5% (cinco por ciento) o sea la cantidad de $35'632,357.00 (treinta y cinco millones seiscientos treinta y dos mil trescientos cincuenta y siete pesos 00/100 M.N.) para la constitución de la reserva legal y el saldo de $677'014,782.00 (seiscientos setenta y siete millones catorce mil setecientos ochenta y dos pesos 00/100 M.N.) se lleve a la cuenta de utilidades retenidas pendientes de aplicar.- **III**.- En desahogo de este tercer punto del Orden del Día el Comité de Auditoria, por conducto de su Presidente, presentó a los accionistas presentes o representados el reporte anual sobre sus actividades a que se refiere el Articulo 14 Bis 3, Fracción V, a) de la Ley del Mercado de Valores, y la Cláusula Décima Novena Bis de los Estatutos Sociales.- Al efecto, los accionistas

Hernández Magallanes, Fausto Villanueva López y Patricio Gutiérrez Tomassi a sus cargos de consejeros suplentes del Consejo de Administración, liberándolos de toda responsabilidad que pudiera surgir derivada del desempeño de los cargos que venían ocupando hasta la fecha de celebración de esta asamblea.- **SEGUNDA**.- Se hace constar que los señores Antonio Franck Cabrera, Miguel Ángel Rojas Reyes y Lorenzo Lucas Sánchez, han aceptado sus cargos como consejeros suplentes del Consejo de Administración de la Sociedad, por lo que comenzarán a desempeñarlo a partir de la fecha de celebración de esta Asamblea.- **TERCERA**.- Se resuelve elegir o en su caso reelegir a los siguientes miembros del Consejo de Administración en sus cargos por lo que dicho consejo queda integrado a partir de la fecha de celebración de la presente Asamblea, de la siguiente manera: **CONSEJO DE ADMINISTRACIÓN**.- -----------

GERMAN AHUMADA RUSSEK Presidente	JOSE ANTONIO AGUILAR OBREGÓN Consejero Suplente
LUIS FELIPE AHUMADA RUSSEK Vicepresidente	ANTONIO FRANCK CABRERA Consejero Suplente
FELIX GAVITO MARCO Consejero Propietario	LORENZO LUCAS SANCHEZ Consejero Suplente
ANDRES MASSIEU BERLANGA Consejero Propietario	MANUEL CAMPOS SPOOR Consejero Suplente
MARCOS RAMIREZ MIGUEL Consejero Propietario	IGNACIO FARIAS CAMPERO Consejero Suplente
EMILIO CAMOU LOERA Consejero Propietario	AGUSTIN HERNANDEZ BALZADUA Consejero Suplente
GODOFREDO ROJAS REYES Consejero Propietario	MIGUEL ANGEL ROJAS REYES Consejero Suplente
PEDRO ALONSO ANGULO Consejero Propietario	MARIA CRISTINA HERNANDEZ TREJO Consejero Suplente
ROBERTO DANEL DIAZ Consejero Propietario	MANUEL GUTIERREZ GARCIA Consejero Suplente
GERMAN AHUMADA ALDUNCIN Consejero Propietario	J. SACRAMENTO SOTO SOLIS Consejero Suplente
LUIS RAMON CARAZO PRECIADO Consejero Propietario	EUGENIO RIVEROLL PICAZO Consejero Suplente

CUARTA.- Se ratifica al LIC. JAIME CORTES ROCHA y a la LIC. LORENZA LANGARICA O'HEA en sus cargos de Secretario y Prosecretario del Consejo de Administración ambos sin ser miembros del mismo.- **QUINTA**.- Se tienen por

acciones, representativas del 99.62% (noventa y nueve punto sesenta y dos por ciento) del capital social suscrito y pagado de la sociedad absteniéndose de votar 1'211,327 (un millón doscientos once mil trescientos veintisiete) acciones de las presentes, aprobaron la designación del secretario Lic. Jaime Cortés Rocha y de los señores Licenciados Lorenza Langarica O'Hea y Vidal Villanueva López, así como los señores Elvira Gómez Avila, Maria del Pilar Mata Fernández, Rodrigo Buj García e Ignacio Armida Beguerisse, como delegados especiales para que comparezcan indistintamente ante el Notario Público de su elección a protocolizar total o parcialmente la presente acta, expidan copias certificadas de la presente acta, presenten la información requerida por la Ley del Mercado de Valores y las disposiciones aplicables de la Comisión Nacional Bancaria y de Valores, y lleven a cabo los demas actos necesarios para dar cumplimiento a los acuerdos de la asamblea.- No habiendo otro asunto que tratar, se suspendió la Asamblea por el tiempo necesario para la redacción de la presente acta, la cual fue leida y aprobada por todos los accionistas presentes o representados, y firmada por el Presidente, el Secretario y el Comisario Suplente el día de su fecha.- Tres firmas ilegibles.- Expuesto lo anterior, el compareciente otorga las siguientes: **C L A U S U L A S.- PRIMERA.-** Queda protocolizada para todos los efectos legales a que haya lugar, en especial para su inscripción en el Registro Público de la Propiedad de la Ciudad de México, Distrito Federal, el **ACTA DE ASAMBLEA GENERAL ORDINARIA ANUAL DE ACCIONISTAS DE "CONSORCIO ARA", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE,** a solicitud de su Delegado Especial Licenciada **ELVIRA GOMEZ AVILA.- SEGUNDA.-** Queda protocolizado para todos los efectos legales a que haya lugar, el **ACTA DE ASAMBLEA GENERAL ORDINARIA ANUAL DE ACCIONISTAS DE "CONSORCIO ARA", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE,** el cual queda integrado de la siguientes manera: Presidente: Ingeniero **GERMAN AHUMADA RUSSEK;** Vicepresidente: Ingeniero **LUIS FELIPE AHUMADA RUSSEK;** Secretario del Consejo de Administración: Licenciado **JAIME CORTEZ ROCHA;** Comisario de la Sociedad: **C.P. JORGE LOPEZ RODRIGO;** para los efectos de inscripción en el Registro Público de la Propiedad.- **TERCERA.-** Los derechos que cause la presente serán con cargo a **"CONSORCIO ARA", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE.- CUARTA.-** La Licenciada **ELVIRA GOMEZ AVILA,** manifiesta que el Registro Federal de Contribuyentes de los socios son los siguientes: **INGENIERO GERMAN AHUMADA RUSSEK AURG-440202-8T2; INGENIERO LUIS FELIPE AHUMADA RUSSEK.- AURL-470205-582...".-** --

IV.- Copia certificada de la escritura número 27,511 veintisiete mil quinientos once, de fecha veintiuno de abril de dos mil cinco, pasada ante mi, en trámite de inscripción en

de los Estatutos Sociales, presidió la Asamblea el ING. GERMÁN AHUMADA RUSSEK, en su carácter de Presidente del Consejo de Administración, y actúo como Secretario, la LIC. LORENZA K. LANGARICA O'HEA, en su carácter de Prosecretario de la Sociedad.- A continuación, el Presidente designó como escrutador al LIC. IGNACIO ARMIDA BEGUERISSE, quien después de aceptar su designación y examinar las constancias que acreditan la calidad de accionistas y las cartas poder exhibidas, certificó que se encontraban representadas 321'363,063 (trescientos veintiún millones trescientos sesenta y tres mil sesenta y tres) acciones de las 327,692,274 (trescientos veintisiete millones seiscientas noventa y dos mil doscientos setenta y cuatro) acciones en circulación, por lo que se encontraba representado el 98.06% (noventa y ocho punto cero seis por ciento) del capital social suscrito y pagado, en el entendido de que a la fecha de esta asamblea 519,600 (quinientas diecinueve mil seiscientas) acciones han sido recompradas por la Sociedad y se encuentran en su tesorería, fuera de circulación. Con base en la certificación del escrutador, con fundamento en lo dispuesto en las Cláusulas Vigésima Novena y Trigésima de los Estatutos Sociales, y toda vez que el Secretario se ha cerciorado que los accionistas se encuentran representados en términos de lo señalado en el Artículo 14 Bis 3, fracción VI inciso c) de la Ley del Mercado de Valores, el Presidente declaró legalmente instalada la Asamblea, con lo cual estuvieron de acuerdo todos los presentes.- Visto lo anterior, el Secretario dio lectura al siguiente: ORDEN DEL DÍA.- I.- Discusión y aprobación, en su caso, del informe anual del Consejo de Administración a que se refiere el enunciado general del Artículo 172 de la Ley General de Sociedades Mercantiles, por el ejercicio social que concluyó el 31 de diciembre del 2004, incluyendo los estados financieros correspondientes al ejercicio social citado, el dictamen del Comisario, y el informe correspondiente a las principales subsidiarias de la Sociedad.- II.- Resolución sobre la aplicación de resultados.- III.- Presentación y aprobación, en su caso, del reporte anual del Comité de Auditoría sobre sus actividades, a que se refiere el artículo 14 Bis 3, fracción V, inciso a), de la Ley del Mercado de Valores y la Cláusula Décima Novena Bis de los Estatutos Sociales de la Sociedad.- IV.- Designación o en su caso ratificación de los miembros del Consejo de Administración, incluyendo a los Consejeros Independientes, Secretario, Prosecretario; y Comisario de la Sociedad, así como de sus respectivos suplentes.- V.- Resolución sobre el monto que podrá destinarse a la compra de acciones propias en términos de lo previsto en el artículo 14 bis 3, fracción I, de la Ley del Mercado de Valores.- VI.- Designación de Delegados Especiales de la Asamblea para la ejecución y formalización de sus acuerdos. Aprobado el anterior Orden del Día, se procedió a tratar los asuntos contenidos en dicho orden en los siguientes términos: I.- Pasando a tratar el <u>primer punto</u> del orden del día, el Presidente de conformidad con lo dispuesto

Cláusula Trigésima Primera de los Estatutos Sociales, acerca de las operaciones realizadas por la Sociedad, durante el ejercicio social que concluyó el 31 de diciembre de 2004, para lo cual se tomó en cuenta el informe rendido por el Comisario de conformidad con el Artículo 166 de la Ley General de Sociedades Mercantiles.- SEGUNDA.- Se aprueban todas y cada una de las operaciones llevadas a cabo por la Sociedad durante el ejercicio social que concluyó el 31 de Diciembre de 2004, ratificándose todos y cada uno de los actos realizados por el Consejo de Administración de la Sociedad durante el ejercicio citado.- TERCERA.- Se toma nota de la presentación de los informes a que se refiere el Artículo 172 de la Ley General de Sociedades Mercantiles de las empresas subsidiarias de la Sociedad, Consorcio de Ingeniería Integral, S.A. de C.V., Proyectos Urbanos Ecológicos, S.A. de C.V. Constructora y Urbanizadora Ara, S.A. de C.V., Inmobiliaria ACRE, S.A. de C.V., Asesoría Técnica y Administrativa GAVI, S.A. de C.V., Comercialización y Ventas, S.A. y Promotora y Desarrolladora de Centros Comerciales, S.A. de C.V.-CUARTA.- Se ordena agregar un ejemplar de los documentos mencionados al expediente de la presente acta.- II.- En desahogo del segundo punto del Orden del Día, el Presidente propuso que las utilidades netas de la Sociedad obtenidas en el ejercicio social de 2004, mismas que ascendieron a la suma de $1'009,292,926 (mil nueve millones doscientos noventa y dos mil novecientos veintiséis pesos 00/100 M.N.) se separe solamente el .245% (punto dos cuatro cinco por ciento), o sea la cantidad de $2.468.147 (dos millones cuatrocientos sesenta y ocho mil ciento cuarenta y siete pesos 00/100 M.N.) para la constitución de la reserva legal, y el saldo de $1.006.824.779 (mil seis millones ochocientos veinticuatro mil setecientos setenta y nueve pesos 00/100 M.N.) se lleve a la cuenta de utilidades retenidas pendientes de aplicar. El Presidente aclaro a los presentes que la cantidad reservada es suficiente para cumplir con el requisito que establece el artículo 20 de la Ley General de Sociedades Mercantiles.- Asimismo, el Presidente informó a los accionistas que existia una propuesta, por parte del Consejo de Administración de la Sociedad, por recomendación del Comité de Finanzas y Planeación, de llevar a cabo el pago de un dividendo de $0.43 (cuarenta y tres centrados M.N.) por acción emitida y en circulación y hasta tanto la cantidad de $141.131.106 (ciento cuarenta y un millones ciento treinta y un mil ciento seis pesos 00/100 M.N.), por lo que se somete a consideración de los accionistas la propuesta de llevar a cabo dicho pago de dividendos con cargo a la Cuenta de Utilidad Fiscal Neta (CUFIN) el cuál en caso de ser aprobado, será pagadero a partir del 24 de mayo de 2005.- Después de una amplia deliberación, los accionistas presentes o representados adoptaron las siguientes resoluciones mediante el voto de 257'262.733 (doscientas cincuenta y

efecto, los accionistas presentes o representados adoptaron las siguientes resoluciones, mediante el voto de 256'608,785 (doscientos cincuenta y seis millones seiscientas ocho mil setecientas ochenta y cinco) representativas del 79.85% (setenta y nueve punto ochenta y cinco por ciento) de las acciones representadas en la asamblea, con el voto negativo de 205,400 (doscientas cinco mil cuatrocientas) acciones de las representadas en la asamblea, y absteniéndose de votar 64'548.878 (sesenta y cuatro millones quinientas cuarenta y ocho mil ochocientas setenta y ocho) acciones de las presentes: RESOLUCIONES.- PRIMERA.- Se tiene por presentada y se acepta la renuncia de los señores EMILIO CAMOU LOERA y AGUSTÍN HERNÁNDEZ BAZALDÚA a sus cargos como Consejero Propietario y Consejero Suplente respectivamente de la Sociedad, liberándolo de todas y cualesquiera reclamaciones o responsabilidades, conocidas o desconocidas, de cualquier tipo, que se relacionen o correspondan en cualquier modo al cargo y desempeño del mismo.- SEGUNDA.- Se acepta la propuesta de uno de los accionistas de la Sociedad para designar al señor JEAN LOUIS GUINCHARD como nuevo Consejero Propietario y al señor FRANCISCO JAVIER LOMELÍN AYALA como nuevo Consejero suplente de la Sociedad, ambos con el carácter de independientes.- TERCERA.- Se resuelve elegir o en su caso reelegir a los siguientes miembros del Consejo de Administración, en sus cargos, por lo que dicho Consejo queda integrado a partir de la fecha de celebración de la presente Asamblea, de la siguiente manera: ----------------------

-------------------------CONSEJO DE ADMINISTRACIÓN-------------------------

GERMAN AHUMADA RUSSEK Presidente	JOSÉ ANTONIO AGUILAR OBREGÓN Consejero Suplente
LUIS FELIPE AHUMADA RUSSEK VicePresidente	ANTONIO FRANCK CABRERA* Consejero Suplente
GERMAN AHUMADA ALDUNCIN Consejero Propietario	J. SACRAMENTO SOTO SOLIS Consejero Suplente
PEDRO ALONSO ANGULO* Consejero Propietario	MARIA CRISTINA HERNÁNDEZ TREJO* Consejero Suplente
LUIS RAMON CARAZO PRECIADO* Consejero Propietario	EUGENIO RIVEROLL PICAZO* Consejero Suplente
ROBERTO DANEL DIAZ*	MANUEL GUTIÉRREZ GARCÍA*

celebrada en abril de 2004, sin que exceda del saldo total de las utilidades netas de la Sociedad al cierre del último ejercicio social, incluyendo las retenidas.- VI.- En Desahogo de este sexto punto del Orden del Día, los accionistas presentes o representados, a propuesta del Presidente y mediante el voto de 257'262,733 (doscientos cincuenta y siete millones doscientas sesenta y dos mil setecientas treinta y tres) acciones representativas del 80.05% (ochenta punto cero cinco por ciento) de las acciones representadas en la asamblea, absteniéndose de votar 64'100,330 (sesenta y cuatro millones cien mil trescientas treinta) acciones de las presentes, aprobaron la designación del Secretario LIC. JAIME CORTÉS ROCHA y de los señores licenciados, LORENZA K. LANGARICA O'HEA, IGNACIO ARMIDA BEGUERISSE y DAVID ORNELAS CUEVAS, así como los señores PATRICIA NIETO TENORIO, J. SACRAMENTO SOTO SOLIS, ANA TERESA PIEDRA CALDERÓN, ANDREA REBORA BOY Y ANACANDY PERUSQUIA VELÁZQUEZ como delegados especiales para que comparezcan indistintamente ante el Notario Público de su elección a protocolizar total o parcialmente la presente acta, expidan copias certificadas de la presente acta, presenten la información requerida por la Ley del Mercado de Valores y las disposiciones aplicables de la Comisión Nacional Bancaria y de Valores, y lleven a cabo los demás actos necesarios para dar cumplimiento a los acuerdos de la Asamblea.- No habiendo otro asunto que tratar, se suspendió la asamblea por el tiempo necesario para la redacción de la presente acta, la cual fue leída y aprobada por todos los accionistas presentes o representados, y firmada por el Presidente, el Prosecretario y el Comisario Suplente el día de su fecha.- ING. GERMAN AHUMADA RUSSEK.- PRESIDENTE.- LIC. LORENZA LANGARICA O'HEA.- PROSECRETARIO.- C.P. CARLOS HERNÁNDEZ MAGALLANES.- COMISARIO.- Tres firmas ilegibles.- Expuesto lo anterior, el compareciente otorga las siguientes: **C L AU S U L A S.- PRIMERA.-** Queda protocolizada para todos los efectos legales a que haya lugar, en especial para su inscripción en el Registro Público de la Propiedad de la Ciudad de México Distrito Federal, el **ACTA DE ASAMBLEA GENERAL ORDINARIA ANUAL DE ACCIONISTAS DE "CONSORCIO ARA", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE,** a solicitud de su Delegado Especial Licenciado **DAVID** ORNELAS CUEVAS.- SEGUNDA.- **Queda protocolizado para todos los efectos legales a que haya lugar, la designación de los miembros del Consejo de Administración de la Sociedad, el cual queda integrado de la siguiente manera: Ingeniero** GERMAN AHUMADA RUSSEK; **Presidente: Ingeniero** LUIS FELIPE AHUMADA RUSSEK; **Vicepresidente;** GERMAN AHUMADA ALDUNCIN **Consejero Propietario;** PEDRO ALONSO ANGULO; **Consejero Propietario (Independiente),** LUIS RAMON CARAZO PRECIADO. **Consejero Propietario (Independiente);** ROBERTO DANEL DIAZ **Consejero**

HERNANDEZ PARTIDA.- A.- PODER GENERAL PARA PLEITOS Y COBRANZAS, en todas las materias relacionadas con litigios judiciales y/o laborales dentro o fuera de juicio con los poderes generales descritos en el primer párrafo del artículo 2554 del Código Civil vigente para el Distrito Federal, en materia común, el Código Civil Federal en materia federal y los artículos correlativos de los Códigos Civiles para las demás entidades federativas de los Estados Unidos Mexicanos, incluyendo, entre otras, las facultades que de acuerdo con el artículo 2587 de dicho Código Civil requieran cláusula especial, y también todas las facultades para ejercer cualquier clase de derechos y acciones ante cualquier autoridad federal, estatal, de distrito o municipal, ya sea en procedimientos extrajudiciales, demandas legales o ambas, incluso el amparo; para contestar demandas, oponer cualquier tipo de excepciones y/o reconvenciones de cualquier orden inclusive del amparo; para someterse ante cualquier jurisdicción; para articular y absolver posiciones; para impugnar resoluciones de magistrados, jueces, secretarios, peritos y la de cualquier otra autoridad que puedan ser objetables conforme a la Ley; para desistirse de acciones, procedimientos incidentales, recursos y juicios de amparo que sean instaurados, cuando lo consideren conveniente; para ofrecer toda clase de pruebas, reconocer firmas y documentos y para oponer excepciones o impugnarlas como falsas, según sea el caso; para comprometerse y someterse al arbitraje; recibir pagos; otorgar recibos, quitas y finiquitos; para contestar acusaciones, denuncias y/o quejas; para endosar en procuración títulos de crédito, para convocar endosos; para sustituir y delegar en todo o en parte el presente poder; para coadyuvar con el Ministerio Público o para ser parte en procesos penales, ejerciendo los más amplios poderes para ello: y para presentar en representación de la sociedad cualquier clase de solicitud o requerimiento por medio de Notario Público o funcionario similar; y en general representar a las sociedad ante cualquier persona física o moral ya sea de nacionalidad mexicana o extranjera. Este poder se entenderá que incluye poder para representar a la sociedad en asuntos laborales en los términos de los artículos, entre otros, 11, 46, 47, 876 y 878 de la Ley Federal del Trabajo de los Estados Unidos Mexicanos, atribuciones para negocios laborales ante las Juntas de Conciliación y Arbitraje federales, estatales o locales, y para suscribir cualquier documento que resulte necesario para lo anteriormente citado.- B.- PODER GENERAL AMPLÍSIMO PARA ACTOS DE ADMINISTRACIÓN, en los términos del segundo párrafo del mencionado artículo 2554 del Código Civil vigente para el Distrito Federal, en materia común, el Código Civil Federal en materia federal, y los artículos correlativos de los Códigos Civiles para las demás entidades federativas de los Estados Unidos Mexicanos, con facultades para realizar todas las operaciones inherentes a los fines corporativos de la sociedad relacionados con su objeto social, incluyendo, sin limitar,

mismo día.- Doy Fe.- Firma de **KARINA HERNANDEZ PARTIDA**.- Rúbrica.- ANTE MI.- J. Víctor Reynoso Pablos.- Rúbrica- Un sello con el Escudo Nacional que dice: **LIC. JOSE VICTOR REYNOSO PABLOS, TITULAR DE LA NOTARIA PUBLICA No. 69 DEL ESTADO DE MEXICO, RESID. EL ORO, MEX., ESTADOS UNIDOS MEXICANOS**.- --

NO CAUSANDO IMPUESTOS EN NINGUNA DE SUS FORMAS, AUTORIZO DEFINITIVAMENTE EN EL ORO, ESTADO DE MEXICO, A LOS VEINTICUATRO DIAS DEL MES DE MARZO DEL DOS MIL SEIS.- DOY FE.- J. VICTOR REYNOSO PABLOS.- RUBRICA.- EL SELLO DE AUTORIZAR.- --------

ES PRIMER TESTIMONIO SACADO DE SU MATRIZ Y ORIGINAL QUE OBRA EN EL PROTOCOLO Y APENDICE A MI CARGO, DE DONDE SE EXPIDE PARA **"CONSORCIO ARA", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, A SOLICITUD DE SU APODERADA LICENCIADA KARINA HERNÁNDEZ PARTIDA**, VA EN ESTAS VEINTISIETE HOJAS UTILES CORREGIDO.- DOY FE.- EL ORO, ESTADO DE MEXICO, A VEINTICUATRO DE MARZO DEL DOS MIL SEIS.- --

-------LIC. JOSE VICTOR REYNOSO PABLOS---------
--------TITULAR DE LA NOTARIA PUBLICA No. 69---------
--------DEL ESTADO DE MEXICO, CON RESIDENCIA---------
--------EN EL ORO, ESTADO DE MEXICO-----------------

EN EL ORO, ESTADO DE MEXICO, A VEINTISIETE DE MARZO DEL DOS MIL SEIS, YO, LICENCIADO JOSE VICTOR REYNOSO PABLOS, TITULAR DE LA NOTARIA PUBLICA NUMERO SESENTA Y NUEVE, DEL ESTADO DE MEXICO, CON RESIDENCIA EN ESTA POBLACION: C E R T I F I C O:- QUE LAS PRESENTES COPIAS FOTOSTÁTICAS DE UN INSTRUMENTO NOTARIAL NUMERO 28,058 VEINTIOCHO MIL CINCUENTA Y OCHO, DEL VOLUMEN MCCXLIII MIL DOSCIENTOS CUARENTA Y TRES, CONSTANTE EN 27 VEINTISIETE HOJAS UTILES, DE LAS CUALES VEINTISEIS HOJAS UTILES POR AMBAS CARAS Y UNA HOJA UTIL POR UNA SOLA CARA, SON FIEL REPRODUCCIÓN DE SU ORIGINAL.- HABIÉNDOLAS COTEJADO Y COINCIDIENDO EN TODAS Y CADA UNA DE SUS PARTES.- DE LA PRESENTE CERTIFICACIÓN LEVANTE EL ACTA NUMERO 4092 CUATRO MIL NOVENTA Y DOS, DEL LIBRO ONCE DE CERTIFICACIONES Y COTEJOS DE LA NOTARIA A MI CARGO.- SE OTORGA POR SEXTUPLICADO, DE LA CUAL UNA MARCADA CON LA LETRA "A" EL SUSCRITO NOTARIO REMITE AL APÉNDICE DE DOCUMENTOS, BAJO EL NUMERO DE LA PRESENTE.- LA PRESENTE SE OTORGA A SOLICITUD DE LA LICENCIADA KARINA HERNÁNDEZ PARTIDA.- DOY FE.

LIC. JOSE VICTOR REYNOSO PABLOS
TITULAR DE LA NOTARIA PUBLICA NUMERO 69
DEL ESTADO DE MÉXICO, CON RESIDENCIA EN
EL ORO, ESTADO DE MÉXICO.


BOLSA MEXICANA DE VALORES

Eventos Relevantes de CONSORCIO ARA, S.A. DE C.V.

Fecha de Recepción en BMV: Feb 17 2005 4:05PM

Prefijo:
EVENTORE

Clave Cotización:
ARA

Fecha:
17/2/2005

Razón Social:
CONSORCIO ARA S.A. DE C.V.

Lugar:
MEXICO D.F.

Asunto:
RESULTADOS CUARTO TRIMESTRE 2004

Eventos Relevantes:
CONSORCIO ARA INGRESÓ $ 5,778.2 MILLONES DE PESOS EN EL 2004

Consorcio ARA vendió 17,104 unidades en el 2004

México, D.F. a 17 de febrero del 2005.- Consorcio ARA (BMV: ARA*) el desarrollador de vivienda más dinámico del país reportó ingresos por $ 5,778.2 millones de pesos para 2004, incremento de 13.9 por ciento con respecto al año 2003. Alcanzando 17,104 unidades, cifra que es equivalente a 26,204 unidades al precio representativo de la industria,

En su reporte a la Bolsa Mexicana de Valores, la compañía mostró en el 2004, que alcanzó los $ 1,679.0 millones de utilidad bruta, cifra que representa un incremento real del 14.7 por ciento con respecto al año anterior. El margen correspondiente alcanzó niveles del 29.1 por ciento. La utilidad de operación alcanzó los $ 1,234.4 millones de pesos con un margen del 21.4 por ciento, lo que representa un incremento del 15.0 por ciento con respecto al 2003. En lo que se refiere a la utilidad neta alcanzó los $ 1,008.5 millones de pesos en el 2004, con un margen neto del 17.5 por ciento, lo que representa un incremento del 34.0% con respecto al mismo trimestre del año anterior.

"Los resultados de ARA en el 2004 muestran la solidez y ventaja de la compañía dentro del sector así como la consistencia de sus operaciones" señaló Donald Forseck, director de Finanzas de Consorcio ARA.

En este sentido, las ventas financiadas en PROSAVI-PROGRESIVA durante el año 2004 fueron de 1,916 unidades y alcanzaron los $ 365.0 millones de pesos, en FOVISSSTE se registraron 1,563 unidades alcanzando los $459.7 millones de pesos. En lo que se refiere a las operaciones con INFONAVIT fueron de 7,092 unidades durante el año, alcanzando $ 1,939.8 millones de pesos. Estos

resultados dan un incremento en el segmento de interés social de la compañía del 1.2% en ingresos.

La vivienda de tipo medio tuvo un incremento del 39.0 por ciento en ingresos comparado con el mismo periodo del año anterior al registrar $1,270 millones de pesos con 2,272 unidades. Es importante señalar, que éste segmento seguirá enriqueciendo la mezcla de ventas.

La vivienda de tipo residencial alcanzó $ 348.7 millones de pesos de ingresos, al vender 211 unidades en comparación con las 128 unidades registradas en el 2003. Se continuará con el énfasis de ofrecer este tipo de vivienda a un precio de aproximadamente $1.5 millones. Este segmento incluirá en el futuro cercano productos inexistentes en el mercado al día de hoy. Tal es el caso de un proyecto residencial en el Edo. De Morelos el cual incluirá un campo de golf, residencias desarrolladas y lotes adyacentes a "fair way".

En lo que respecta a los resultados del cuarto trimestre del 2004; Consorcio ARA tuvo ventas de 5,206 unidades, equivalentes a 8,330 unidades al precio representativo de la industria con ingresos de $ 1,846.2 millones de pesos, incremento del 14.4% con respecto al cuarto trimestre de 2003. La utilidad bruta se incrementó 14.9 por ciento, con respecto al año 2003, reflejando un margen bruto de 29.1% y alcanzando $ 538.1 millones. La utilidad de operación alcanzó los $ 401.6 millones de pesos lo que representa un incremento del 16.4 por ciento, con un margen operativo del 21.8%. En lo que se refiere a la utilidad neta ésta creció 67.8 por ciento, del año 2004 comparado contra el año 2003 y obtuvo un margen neto de 26.2%

En lo que respecta a la reserva territorial, Consorcio ARA continúa teniendo la óptima para su desarrollo estratégico, operativo y financiero, ya que ésta asciende a una superficie de 30.8 millones de metros cuadrados suficiente para construir 133,051 viviendas a plan maestro.

Consorcio ARA es la empresa más rentable del sector, como resultado de una combinación de factores, como habilidad para construir grandes volúmenes de vivienda con muy alta calidad y bajo costo de producción, así como su experimentada administración con tres décadas en el ramo.
Consorcio ARA cuenta con importante experiencia dentro de la construcción de vivienda de interés social, tipo medio, residencial y residencial turístico, y es una empresa líder, con una envidiable fortaleza financiera, cotiza en la BMV desde 1996 y es parte de su índice. En sus 27 años ha construido y vendido más de 150,000 viviendas.

###
Para mayor información:
Lic. Fernando Robles
Gerente de Relaciones Públicas,
Consorcio ARA
Tel: 5280.7197 / 044.55.5403.3151
Email: frobles@ara.com.mx

Mercado Exterior:


BOLSA MEXICANA DE VALORES

Eventos Relevantes de CONSORCIO ARA, S.A. DE C.V.

Fecha de Recepción en BMV: Apr 21 2005 3:47PM

Prefijo:
EVENTORE

Clave Cotización:
ARA

Fecha:
21/4/2005

Razón Social:
CONSORCIO ARA S.A. DE C.V.

Lugar:
MEXICO D.F.

Asunto:
LA ASAMBLEA DE ACCIONISTAS CONSORCIO ARA S.A. DE C.V. AUTORIZA EL PAGO DE UN DIVIDENDO EN EFECTIVO DE $0.43 PESOS POR CADA ACCIÓN EN CIRCULACIÓN

Eventos Relevantes:
Durante la Asamblea General Ordinaria de Accionistas de Consorcio ARA SA de CV celebrada el día de hoy se autorizó por unanimidad la propuesta del Consejo de Administración de que se pague un Dividendo en efectivo de $0.43 pesos por cada acción en circulación ($141,131,106), proveniente del saldo de la cuenta de utilidad fiscal neta, pagadero a partir del 24 de mayo del 2005.

Desde siempre y con mayor énfasis a partir de convertirse en "empresa pública", Consorcio ARA ha propugnado una estrategia de negocios que combina la solidez financiera, el crecimiento del patrimonio de sus accionistas en un horizonte de largo plazo y mantenerse a la vanguardia del sector tanto tecnológicamente como en su participación de mercado.

A la vez, Consorcio ARA ha avanzado en las mejores prácticas de gobierno corporativo, como elemento importante de la institucionalización de la empresa y en consecuencia, de seguridad patrimonial para el accionista.

Consorcio ARA considera que aún con condiciones eventualmente menos favorables que las que se han tenido en los años recientes, sus planes - de por lo menos los próximos cinco años - que incluyen la diferenciación de su producto, operaciones y asociaciones estratégicas hacia áreas de negocios complementarios, pueden llevarse a cabo con razonable estabilidad y buena probabilidad de éxito, considerando que las condiciones de estabilidad económica, permiten el acceso a los mercados financieros.

Lo anterior apoya el principio de ofrecer al mercado una inversión atractiva, patrimonial y con solidez financiera.

Con base en lo anterior y considerando las actuales y futuras condiciones de la economía mexicana, Consorcio ARA se ha planteado establecer una política de dividendos que complemente el crecimiento del patrimonio del accionista, manteniendo la solidez financiera con la que la empresa ha operado y en la que se fundamenta su estrategia, de cara a sus accionistas y a los mercados financieros.

Como inicio de esta postura de la empresa, la asamblea de accionistas del 21 de Abril de 2005, aprobó el pago del dividendo antes mencionado.

De acuerdo a su postura habitual, Consorcio ARA continuará con una estrecha comunicación con sus inversionistas y con los mercados financieros con relación a los planes de crecimiento y las políticas financieras relevantes.

Mercado Exterior:


BOLSA MEXICANA DE VALORES

Eventos Relevantes de CONSORCIO ARA, S.A. DE C.V.

Fecha de Recepción en BMV: Apr 21 2005 3:57PM

Prefijo:
EVENTORE

Clave Cotización:
ARA

Fecha:
21/4/2005

Razón Social:
CONSORCIO ARA S.A. DE C.V.

Lugar:
MEXICO D.F.

Asunto:
RESULTADOS 1ER TRIMESTRE 2005

Eventos Relevantes:
CONSORCIO ARA PAGARÁ UN DIVIDENDO EN EFECTIVO DE $0.43 PESOS POR CADA ACCIÓN EN CIRCULACIÓN

Consorcio ARA vendió 3,941 unidades en el primer trimestre 2005

México, D.F. a 21 de abril del 2005.-

Durante la Asamblea General Ordinaria de Accionistas de Consorcio ARA SA de CV celebrada el día de hoy se autorizó por unanimidad la propuesta del Consejo de Administración de que se pague un Dividendo en efectivo de $0.43 pesos por cada acción en circulación ($141,131,106), proveniente del saldo de la cuenta de utilidad fiscal neta, pagadero a partir del 24 de mayo del 2005.

Consorcio ARA (BMV: ARA*) el desarrollador de vivienda más dinámico del país reportó ingresos por $ 1,359.0 millones de pesos para el primer trimestre del 2005, incremento del 11.6 por ciento con respecto al mismo trimestre del año 2004. Alcanzando 3,941 unidades, cifra que es equivalente a 6,177 unidades al precio representativo de la industria.

En su reporte a la Bolsa Mexicana de Valores, la compañía mostró en el primer trimestre del 2005, que alcanzó los $ 391.9 millones de utilidad bruta, cifra que representa un incremento real del 11.3 por ciento con respecto al año anterior. El margen correspondiente alcanzó niveles del 28.8 por ciento. La utilidad de operación alcanzó los $ 288.5 millones de pesos con un margen del 21.2 por ciento, lo que representa un incremento del 12.7 por ciento con respecto al primer trimestre del 2004. En lo que se refiere a la utilidad neta alcanzó los $ 216.9 millones de pesos, con un margen neto del 16.0 por ciento, lo que representa un incremento del 24.5% con respecto al mismo trimestre del año anterior.

"Los resultados de ARA en el primer trimestre del 2005 muestran la solidez y ventaja de la compañía dentro del sector así como la consistencia de sus operaciones" señaló Donald Forseck, director de Finanzas de Consorcio ARA.

En este sentido, las ventas financiadas en PROSAVI-PROGRESIVA durante el primer trimestre del 2005 fueron de 734 unidades y alcanzaron los $ 147.7 millones de pesos, en FOVISSSTE se registraron 466 unidades alcanzando los $145.1 millones de pesos. En lo que se refiere a las operaciones con INFONAVIT fueron de 1,077 unidades durante el primer trimestre, alcanzando $ 338.1 millones de pesos. Estos resultados dan un incremento en el segmento de interés social de la compañía del 38.0% en ingresos.

La vivienda de tipo medio tuvo un incremento del 16.3 por ciento en ingresos comparado con el mismo periodo del año anterior al registrar $329.8 millones de pesos con 588 unidades. Es importante señalar, que éste segmento seguirá enriqueciendo la mezcla de ventas.

La vivienda de tipo residencial alcanzó $ 66.5 millones de pesos de ingresos, al vender 39 unidades. Se continuará con el énfasis de ofrecer este tipo de vivienda a un precio de aproximadamente $1.5 millones. Este segmento incluirá en el futuro cercano productos inexistentes en el mercado al día de hoy. Tal es el caso de un proyecto residencial en el Edo. De Morelos el cual incluirá un campo de golf, residencias desarrolladas y lotes adyacentes a "fair way".

En lo que respecta a los resultados de los últimos doce meses, período comprendido entre Abril 2004 a Marzo 2005; Consorcio ARA tuvo ventas de 17,537 unidades, equivalentes a 27,112 unidades al precio representativo de la industria, con ingresos de $ 5,964.7 millones de pesos, incremento del 13.5% con respecto al mismo período del año anterior. La utilidad bruta se incrementó 14.1 por ciento, reflejando un margen bruto de 29.0% y alcanzando $ 1,732.4 millones. La utilidad de operación alcanzó los $ 1,276.8 millones de pesos lo que representa un incremento del 14.7 por ciento, con un margen operativo del 21.4%. En lo que se refiere a la utilidad neta ésta creció 36.0 por ciento, y obtuvo un margen neto de 17.8%

En lo que respecta a la reserva territorial, Consorcio ARA continúa teniendo la óptima para su desarrollo estratégico, operativo y financiero, ya que ésta asciende a una superficie de 30.3 millones de metros cuadrados suficiente para construir 130,126 viviendas a plan maestro.

Consorcio ARA es la empresa más rentable del sector, como resultado de una combinación de factores, como habilidad para construir grandes volúmenes de vivienda con muy alta calidad y bajo costo de producción, así como su experimentada administración con tres décadas en el ramo.
Consorcio ARA cuenta con importante experiencia dentro de la construcción de vivienda de interés social, tipo medio, residencial y residencial turístico, y es una empresa líder, con una envidiable fortaleza financiera, cotiza en la BMV desde 1996 y es parte de su índice. En sus 27 años ha construido y vendido más de 150,000 viviendas.

###

Para mayor información:
Lic. Fernando Robles
Gerente de Relaciones Públicas, Consorcio ARA
Tel: 5280.7197 / 044.55.5403.3151
Email: frobles@ara.com.mx

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Eventos Relevantes de CONSORCIO ARA, S.A. DE C.V.

Fecha de Recepción en BMV: Jul 21 2005 6:16PM

Prefijo:
EVENTORE

Clave Cotización:
ARA

Fecha:
21/7/2005

Razón Social:
CONSORCIO ARA S.A. DE C.V.

Lugar:
MEXICO DF

Asunto:
RESULTADOS SEGUNDO SEMESTRE 2005

Eventos Relevantes:
Consorcio ARA Reportó Ingresos por $1,539.8 Millones de Pesos en su Reporte a Bolsa Mexicana de Valores Correspondiente al Segundo Trimestre de 2005

§ Consorcio ARA tuvo una utilidad neta de 227.7 millones de pesos con un margen neto de 14.8%

México, D.F., a 21 de julio de 2005 — Consorcio ARA (BMV: ARA*), el desarrollador de vivienda más dinámico del país, reportó ingresos por $ 1,539.8 millones de pesos para el segundo trimestre del 2005, incremento del 15.8% con respecto al mismo trimestre del año 2004. ARA alcanzó en este trimestre 4,596 unidades, cifra que es equivalente a 7,000 unidades al precio representativo de la industria.
En su reporte a la Bolsa Mexicana de Valores, ARA alcanzó en el segundo trimestre del 2005, los $445.4 millones de utilidad bruta, cifra que representa un incremento real del 15.8% con respecto al año anterior. El margen correspondiente alcanzó niveles del 28.9 %. La utilidad de operación alcanzó los $ 325.2 millones de pesos con un margen del 21.1%, lo que representa un incremento del 16.5 % con respecto al segundo trimestre del 2004. En lo que se refiere a la utilidad neta alcanzó los $ 227.7 millones de pesos, con un margen neto del 14.8 %, lo que representa un incremento del 34.2% con respecto al mismo trimestre del año anterior.
"Los resultados de ARA en el segundo trimestre del 2005 son consecuencia de la instrumentación exitosa de un plan estratégico orientado a satisfacer a nuestros clientes y de una clara visión de negocios. Estos dos ingredientes, aunados a una administración eficaz y transparente, han sido una fórmula exitosa que ha dado por varios años un alto valor agregado a las operaciones de la empresa y la mantienen en un lugar privilegiado en un sector que

enfrenta hoy por hoy una gran competencia", señaló Jaime del Río, Director de Relación con Inversionistas de Consorcio ARA.
En este sentido, las ventas financiadas en el segmento de PROGRESIVA durante el segundo trimestre del 2005 fueron de 840 unidades y alcanzaron los $ 165.3 millones de pesos, lo que representa un incremento del 194.7% comparado con el mismo período del año anterior. En el segmento FOVISSSTE se registraron 390 unidades alcanzando los $116.9 millones de pesos. En lo que se refiere a las operaciones con INFONAVIT fueron de 1,523 unidades durante el segundo trimestre, alcanzando $ 459.8 millones de pesos.
La vivienda de tipo medio tuvo un incremento del 42.6 por ciento en ingresos comparado con el mismo periodo del año anterior al registrar $354.0 millones de pesos con 612 unidades. Es importante señalar, que éste segmento seguirá enriqueciendo la mezcla de ventas en el futuro.
La vivienda de tipo residencial alcanzó $ 54.4 millones de pesos de ingresos, al vender 33 unidades. Se continuará con el énfasis de ofrecer este tipo de vivienda a un precio de aproximadamente $1.5 millones. Este segmento incluirá en el futuro cercano productos inexistentes en el mercado hasta el día de hoy. Tal es el caso de un proyecto residencial en el Edo. De Morelos el cual incluirá un campo de golf, residencias desarrolladas y lotes adyacentes al "fairway".
En lo que respecta a los resultados de los últimos doce meses, período comprendido entre Julio 2004 a Junio 2005; Consorcio ARA tuvo ventas de 17,979 unidades, equivalentes a 28,070 unidades al precio representativo de la industria, con ingresos de $ 6,175.5 millones de pesos, incremento del 13.9% con respecto al mismo período del año anterior.

- sigue -

Consorcio ARA Reporto Ingresos por... (Pagina 2 de 2)

La utilidad bruta se incrementó 14.3 por ciento, reflejando un margen bruto de 29.0% y alcanzando $1,793.3 millones. La utilidad de operación alcanzó los $1,322.9 millones de pesos lo que representa un incremento del 15.2 por ciento, con un margen operativo del 21.4%. En lo que se refiere a la utilidad neta ésta creció 40.6 por ciento, y obtuvo un margen neto de 18.2%.
La reserva territorial de Consorcio ARA tiene una gran diversificación geográfica y permite el óptimo desarrollo estratégico, operativo y financiero de la empresa. Esta reserva asciende a una superficie de 32.0 millones de metros cuadrados suficiente para construir 136,766 viviendas a plan maestro.

Acerca de Consorcio ARA
Consorcio ARA es la empresa más rentable y con la mejor posición financiera del sector, como resultado de su extraordinaria habilidad para aprovechar economías de escala, al tiempo de mantener altos estándares de calidad a un bajo costo de producción. Asimismo, ARA cuenta con casi tres décadas de experiencia en la construcción y comercialización de vivienda y ha vendido más de 150,000 casas a través de su historia.
Consorcio ARA se especializa en la construcción de vivienda de interés social, tipo medio, residencial y residencial turístico. ARA cuenta con una envidiable fortaleza financiera, cotiza en la BMV desde 1996 y es parte de su índice.

# # #

Para mayor información:

Jaime del Río
Director de Relación con Inversionistas
Consorcio ARA
Tel. 5251.4670
e-mail: jdelrio@ara.com.mx

Fernando Robles
Gerente de Relaciones Públicas
Consorcio ARA
Tel. 5280.7197
e-mail: frobles@ara.com.mx

Mercado Exterior:


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Eventos Relevantes de CONSORCIO ARA, S.A. DE C.V.

Fecha de Recepción en BMV: Aug 26 2005 1:08PM

Prefijo:
EVENTORE

Clave Cotización:
ARA

Fecha:
26/8/2005

Razón Social:
CONSORCIO ARA S.A. DE C.V.

Lugar:
MEXICO D.F.

Asunto:
Consorcio ARA Recibe el "Laurel de Oro a la Calidad 2005"

Eventos Relevantes:
Consorcio ARA Recibe el "Laurel de Oro a la Calidad 2005"

México D.F., a 26 de agosto de 2005 — Consorcio ARA, S.A. de C.V. (BMV: ARA*), uno de los principales desarrolladores inmobiliarios en México, fue galardonado con la presea internacional "Laurel de Oro a la Calidad 2005"; premio que desde hace 20 años, es otorgado a grandes personalidades, comunicadores, artistas y empresas, que por su importante labor profesional y empresarial, son electos para hacerse acreedores de este reconocimiento internacional.
Durante la entrega de premios a lo selecto de la calidad, Consorcio ARA fue distinguida como una empresa comprometida, visionaria y que cumple con los más altos estándares en sus prácticas corporativas, permitiendo el reconocimiento de las celebridades asistentes.
Asimismo, Same Out Group, organizador del evento, destacó que el premio entregado a Consorcio ARA, se debe en gran parte, por ser una empresa vanguardista e innovadora, que además de contar con las casas de la más alta calidad, contribuye también al desarrollo y crecimiento del país, para beneficio de miles de familias mexicanas.
"Ofrecer un techo seguro, digno y funcional, con la mayor calidad; elevar el nivel de vida, generar oportunidades para los mexicanos y ofrecer un patrimonio a las familias, es la razón por la cual trabajamos día con día", comentó el Lic. Jaime del Río, Director de Relación con Inversionistas de Consorcio ARA, al recibir el reconocimiento.
La entrega del "Laurel de Oro a la Calidad", confirma que Consorcio ARA una empresa que cumple con los más rigurosos estándares internacionales de calidad, materiales y técnicas de construcción, lo cual es muestra de su compromiso con la sociedad, como uno de los líderes en el ramo de la construcción de vivienda.

Acerca de Consorcio ARA
Consorcio ARA es la empresa más rentable y con la mejor posición financiera del sector, como resultado de su extraordinaria habilidad para aprovechar economías de escala, al tiempo de mantener altos estándares de calidad a un bajo costo de producción. Asimismo, ARA cuenta con casi tres décadas de experiencia en la construcción y comercialización de vivienda y ha vendido más de 150,000 casas a través de su historia.
Consorcio ARA se especializa en la construcción de vivienda de interés social, tipo medio, residencial y residencial turístico. ARA cuenta con una envidiable fortaleza financiera, cotiza en la BMV desde 1996 y es parte de su índice.

# # #

Para mayor información:

Fernando Robles
Gerente de Relaciones Públicas
Consorcio ARA
Tel. (55) 5280.7197
e-mail: frobles@ara.com.mx

Mercado Exterior:


BOLSA MEXICANA DE VALORES

Eventos Relevantes de CONSORCIO ARA, S.A. DE C.V.

Fecha de Recepción en BMV: Oct 20 2005 6:14PM

Prefijo:
EVENTORE

Clave Cotización:
ARA

Fecha:
20/10/2005

Razón Social:
CONSORCIO ARA S.A. DE C.V.

Lugar:
MEXICO D.F.

Asunto:
RESULTADOS 3ER TRIMESTRE

Eventos Relevantes:
Consorcio ARA Reportó Ingresos por $1,676.2 Millones de Pesos en su Reporte a Bolsa Mexicana de Valores Correspondiente al Tercer Trimestre de 2005

§ Consorcio ARA tuvo una utilidad neta de 271.4 millones de pesos, lo que representa un incremento del 46.1% alcanzando un margen neto de 16.2%

México, D.F., a 20 de Octubre de 2005 — Consorcio ARA (BMV: ARA*), el desarrollador de vivienda más rentable del país, reportó ingresos por $ 1,676.2 millones de pesos para el tercer trimestre del 2005, incremento del 17.3% con respecto al mismo trimestre del año 2004. ARA alcanzó en este trimestre 4,800 unidades, cifra que es equivalente a 7,619 unidades al precio representativo de la industria.
En su reporte a la Bolsa Mexicana de Valores, ARA alcanzó en el tercer trimestre del 2005, los $484.1 millones de utilidad bruta, cifra que representa un incremento real del 16.1% con respecto al año anterior. El margen correspondiente alcanzó niveles del 28.9 %. La utilidad de operación alcanzó los $ 357.1 millones de pesos con un margen del 21.3%, lo que representa un incremento del 16.3% con respecto al tercer trimestre del 2004. En lo que se refiere a la utilidad neta alcanzó los $ 271.4 millones de pesos, con un margen neto del 16.2 %, lo que representa un incremento del 46.1% con respecto al mismo trimestre del año anterior.
"Los resultados de ARA en el tercer trimestre del 2005 son consecuencia de la instrumentación exitosa de un plan estratégico orientado a satisfacer a nuestros clientes y de una clara visión de negocios. Estos dos ingredientes, aunados a una administración eficaz y transparente, han sido una fórmula exitosa que ha dado por varios años un alto valor agregado a las operaciones de la empresa y la mantienen en un lugar privilegiado en un sector que

enfrenta hoy por hoy una gran competencia", señaló Jaime del Río, Director de Relación con Inversionistas de Consorcio ARA.

En este sentido, las ventas financiadas en el segmento de PROGRESIVA durante el tercer trimestre del 2005 fueron de 1,247 unidades y alcanzaron los $ 257.3 millones de pesos, lo que representa un incremento del 120.2% comparado con el mismo período del año anterior. En el segmento FOVISSSTE se registraron 698 unidades alcanzando los $228.0 millones de pesos. En lo que se refiere a las operaciones con INFONAVIT fueron de 1,064 unidades durante el tercer trimestre, alcanzando $ 339.1 millones de pesos.

La vivienda de tipo medio tuvo un incremento del 31.8 por ciento en ingresos comparado con el mismo periodo del año anterior al registrar $ 431.3 millones de pesos con 688 unidades. Es importante señalar, que éste segmento seguirá enriqueciendo la mezcla de ventas en el futuro.

La vivienda de tipo residencial alcanzó $ 65.4 millones de pesos de ingresos, al vender 38 unidades. Se continuará con el énfasis de ofrecer este tipo de vivienda a un precio de aproximadamente $1.5 millones. Este segmento incluirá en el futuro cercano productos inexistentes en el mercado hasta el día de hoy. Tal es el caso de un proyecto residencial en el Edo. De Morelos el cual incluirá un campo de golf, residencias desarrolladas y lotes adyacentes al "fairway".

En lo que respecta a los resultados de los últimos doce meses, período comprendido entre Octubre 2004 a Septiembre 2005; Consorcio ARA tuvo ventas de 18,543 unidades, equivalentes a 29,450 unidades al precio representativo de la industria, con ingresos de $ 6,479.1 millones de pesos, incremento del 14.9% con respecto al mismo período del año anterior.

La utilidad bruta se incrementó 14.7 por ciento, reflejando un margen bruto de 29.0% y alcanzando $1,876.6 millones. La utilidad de operación alcanzó los $1,385.0 millones de pesos lo que representa un incremento del 15.6 por ciento, con un margen operativo del 21.4%. En lo que se refiere a la utilidad neta ésta creció 47.3 por ciento, y obtuvo un margen neto de 18.8%.

La reserva territorial de Consorcio ARA tiene una gran diversificación geográfica y permite el óptimo desarrollo estratégico, operativo y financiero de la empresa. Esta reserva asciende a una superficie de 34.7 millones de metros cuadrados suficiente para construir 146,221 viviendas a plan maestro.

Acerca de Consorcio ARA

Consorcio ARA es la empresa más rentable y con la mejor posición financiera del sector, como resultado de su extraordinaria habilidad para aprovechar economías de escala, al tiempo de mantener altos estándares de calidad a un bajo costo de producción. Asimismo, ARA cuenta con casi tres décadas de experiencia en la construcción y comercialización de vivienda y ha vendido más de 150,000 casas a través de su historia.

Consorcio ARA se especializa en la construcción de vivienda de interés social, tipo medio, residencial y residencial turístico. ARA cuenta con una envidiable fortaleza financiera, cotiza en la BMV desde 1996 y es parte de su índice.

# # #

Para mayor información:

Jaime del Río
Director de Relación con Inversionistas
Consorcio ARA
Tel. 5251.4670
e-mail: jdelrio@ara.com.mx

Fernando Robles
Gerente de Relaciones Públicas
Consorcio ARA
Tel. 5280.7197
e-mail: frobles@ara.com.mx

Mercado Exterior:


BOLSA MEXICANA DE VALORES

Eventos Relevantes de CONSORCIO ARA, S.A. DE C.V.

Fecha de Recepción en BMV: Nov 9 2005 11:38AM

Prefijo:
EVENTORE

Clave Cotización:
ARA

Fecha:
8/11/2005

Razón Social:
CONSORCIO ARA S.A. DE C.V.

Lugar:
MEXICO DF

Asunto:
Consorcio ARA Y OCP Inauguran "Centro Las Américas": El Centro Comercial más Importante del Oriente del Valle de México

Eventos Relevantes:

Consorcio ARA Y OCP Inauguran "Centro Las Américas": El Centro Comercial más Importante del Oriente del Valle de México

Con una inversión de más de 825 millones de pesos, "Centro Las Américas" se convierte en el lugar de compras más importante de la zona oriente del Valle de México y genera más de 8 mil empleos directos e indirectos.

México, D.F., 8 de noviembre de 2005 — Consorcio ARA, a través de PDC2 (Promotora y Desarrolladora de Centros Comerciales), llevó a cabo la inauguración del Centro las Américas, el centro comercial más importante del oriente del Valle de México, con la presencia del Gobernador Constitucional del Estado de México, Lic. Enrique Peña Nieto y el Presidente Municipal de Ecatepec de Morelos, Dr. Eruviel Ávila Villegas.

Centro Las Américas es el segundo centro comercial desarrollado gracias a la co-inversión de Promotora y Desarrolladora de Centros Comerciales (PDCC), empresa subsidiaria de Consorcio ARA y O'Connor Capital Partners (OCP). A finales del 2003 PDCC firmó un convenio marco de co-inversión 50-50% con O'Connor Capital Partners, utilizando su más reciente fondo, O'Connor North America Property Partners. Consorcio ARA constituyó hace cuatro años "Promotora y Desarrolladora de Centros Comerciales (PDCC) para desarrollar, operar y administrar activos y darle, de esta manera, un valor agregado a sus conjuntos habitacionales. OCP ha desarrollado más de 30 centros comerciales en Estados Unidos y Europa. PDCC y OCP han sabido reconocer el potencial y las necesidades del mercado inmobiliario comercial, creando así un importante vínculo entre las autoridades, la comunidad y sus clientes. El primer centro

comercial operado bajo ese convenio es "Centro San Miguel", ubicado en Cuautitlán Izcalli, Edo. de México.

"El apoyo de las autoridades del Estado de México y del Municipio de Ecatepec de Morelos; la confianza y participación de socios comerciales, clientes y proveedores, entre los que destacan Grupo Arquitech, ADtec Gerencia de Construcción, Escala y Procsa, han logrado que el Centro las Américas sea el primer centro comercial regional al oriente del Valle de México. El centro tiene una inversión directa de 825 millones de pesos, más la inversión de nuestros locatarios, sumando así 1,200 millones de pesos, que se traducen en la generación de más de 8 mil empleos, 3 mil 500 directos y más de 4 mil 500 indirectos", afirmó el Ing. Luis Felipe Ahumada Russek, Vicepresidente del Consejo de Administración de Consorcio ARA y Director General de PDCC.

Centro "Las Américas" está desarrollado en un área de 267,709 m2 y está dividido en dos conceptos: "Fashion Mall" y "Power Center". El primero está anclado por dos de las más importantes tiendas departamentales del país: Liverpool y Sears, con otros prestigiados establecimientos: C&A, Suburbia y Sanborns. Como parte de este concepto, se incluye un complejo cinematográfico de Organización Ramírez (Cinépolis) con 14 pantallas, un área de restaurantes y una zona de comida rápida, para sumar un total de 140 locales comerciales con todo tipo de tiendas. Se encuentran también importantes espacios de diversión para todas las edades: Yak, Recórcholis y un área de juegos infantiles patrocinada por helados Holanda.

En el Fashion Mall también se localizan las principales instituciones financieras del país: Banamex, Bancomer, HSBC, Banorte, Scotiabank, Inverlat y participan las compañías líderes de la telefonía: Telmex, Telcel, Telefónica Movistar y Unefón.

Además, es el único centro comercial en la zona que cuenta con un hotel Fiesta Inn de cinco estrellas, con 142 habitaciones y que dispone de 4 mil 500 lugares de estacionamiento. Tiene el más moderno equipo de circuito cerrado de televisión que monitorea permanentemente todas las zonas del Centro Comercial para seguridad de sus clientes. Asimismo, está instalado un sistema completo de automatización de equipos con el fin de optimizar el correcto funcionamiento de sus sistemas de alumbrado con importantes ahorros en el consumo de energía eléctrica, y cuenta con un sistema de detección de humo y combate de incendios, diseñado de acuerdo con los más altos estándares de calidad. Para optimizar el uso del agua se instaló una planta de tratamiento de aguas residuales, que serán reutilizadas para los servicios sanitarios del centro comercial y riego de áreas verdes; y se instaló, para deleite de todos, un moderno sistema de ambientación musical.

Centro Las Américas" está ubicado en Avenida Central (Hank González), esquina con Av. Primero de Mayo, y forma parte del "Conjunto Urbano Las Américas" que además del centro comercial, integra más de 13 mil viviendas de Consorcio ARA, así como guarderías, escuelas primarias, secundarias y preparatorias, áreas verdes, zonas deportivas y un centro hospitalario regional.

El centro comercial fue desarrollado en un tiempo record de 15 meses y dará servicio a más de 1 millón 622 mil habitantes del Municipio de Ecatepec, además de tener influencia en los municipios de Tecámac, Tizayuca, Acolman, Atenco, Jaltenco, Coacalco, Texcoco y Tultitlán. De acuerdo con el INEGI, Ecatepec de Morelos está considerado como uno de los 25 municipios con mayor desarrollo y crecimiento en el país.

"Centro Las Americas es un ejemplo de lo que se puede lograr cuando se respalda una gran visión con la experiencia, capacidad de ejecución, fortaleza financiera, apoyo de las autoridades y un gran equipo de asesores. Cuando hace dos años PDCC Y OCP analizamos la oportunidad de invertir en Centro Las Americas, no faltaron los escépticos. No fue una decisión fácil, habia mucho de por medio en una estrategia comercial que no se habia intentado antes en Ecatepec. La disciplina en el análisis, el apoyo en nuestros expertos asesores en cada área de riesgo y la visión conjunta de PDCC y OCP fueron determinantes para embarcarnos en este proyecto. Gracias al empuje y dedicación de PDCC, esta visión se ha materializado en un gran proyecto en beneficio de la comunidad de Ecatepec, nuestros inquilinos y nuestros accionistas" aseguro Ricardo Zuñiga Massieu, Director General de O'Connor Capital Partners en México.

"Centro Las Américas se encuentra a la vanguardia en la industria inmobiliaria comercial de México y forma parte del Plan Maestro desarrollado por Consorcio

ARA. Nuestra empresa tiene como misión elevar la calidad de vida en las comunidades que atiende, al contribuir con desarrollos de calidad en las áreas de infraestructura, urbanización, equipamiento urbano, comercio y vivienda", concluyó el Ing. Luis Felipe Ahumada Russek, Vicepresidente del Consejo de Administración de Consorcio ARA y Director General de PDCC.

PDCC y O'Connor marcan el nuevo rumbo en el desarrollo y la operación de centros comerciales en México.

Datos Relevantes:
Nombre: Centro Las Américas
Tipo de Centro Comercial: Centro Comercial Regional: Fashion Mall (FM) y Power Center (PC)
Propietario: Consorcio ARA , PDCC- O´Connor Capital Partners
Dirección: Av. Central esquina Av. 1°. de mayo - Mz. 4 Lote 1 y 2, C.P. 55075
Ciudad: Ecatepec de Morelos, Estado de México, México
Página Web: www.centrolasamericas.com
Correo electrónico: informes@pdc2.com

Fecha de inicio de operaciones: 9 de noviembre de 2005
Superficie Total (m2): 267,709 (FM: 167,073) (PC: 100,636)
Superficie Construida (m2): 142,629.18 m2 en construcción (FM:102,827.91) (PC: 39,801.27) -cuando esté terminado al 100%-
Superficie Rentable (m2): 119,019 (FM: 75,277) (PC: 43,742)
Superficie de entretenimiento (m2): FM: 8,152.64 (YAK, Cinepolis, Recórcholis, Zona de Food Court y Zona de Holanda)

Superficie y nombre de Supermercados (m2):PC: Wal Mart (15,347), SAM'S (14,033)

Superficie y nombre de Tiendas Departamentales (m2): Liverpool (25,103.58), Sears (10,849.97), Suburbia (5,031.69),Sanborn's (2,136.52),C&A (2,199.09)

Número de kioscos:43 (Fashion Mall y Power Center)
Número de estacionamientos: 4,274
Empresa exhibidora de cine: Organización Ramirez: Cinépolis
Número de pantallas de cine:14
Cantidad de locales comerciales:240
Empleos directos: 3,500
Tiempo de construcción: 427 días
Empleos indirectos: 4,500
Inversión: 825 millones de pesos
Retailers más importantes: Liverpool, Sears, Cinépolis, Wal-Mart, Sam's, Suburbia, Yak, Office Max, Sanborn's, C&A, Mix up, Fiesta Inn

Datos de construcción:
Concreto: 20,400 m3 (aproximadamente) = 3,000 revolvedoras de concreto
Fachadas: Recinto:2,700 m2, Lámina:7,500 m2, Cantera:1,550 m2
Camiones: 30,000 camiones moviendo material del terreno
Cable: 287 kilómetros
Asfalto: 137,500 m2 (20 veces la cancha del estadio azteca)

Acerca de Consorcio ARA

Consorcio ARA es la empresa más rentable y con la mejor posición financiera del sector, como resultado de su extraordinaria habilidad para aprovechar economías de escala, al tiempo de mantener altos estándares de calidad a un bajo costo de producción. Asimismo, ARA cuenta con casi tres décadas de experiencia en la construcción y comercialización de vivienda y ha vendido más de 150 mil casas a través de su historia.

Consorcio ARA se especializa en la construcción de vivienda de interés social, tipo medio, residencial y residencial turístico. ARA cuenta con una envidiable fortaleza financiera, cotiza en la BMV desde 1996 y es parte de su índice.

Para mayor información:

Lic. Jaime del Río
Director de Relación con Inversionistas, Consorcio ARA
Tel: (01.55) 5596.8803
E-Mail: jdelrio@ara.com.mx

Fernando Robles
Gerente de Relaciones Públicas, Consorcio ARA
Tel: (01.55) 5279.7130
E-Mail: frobles@ara.com.mx

Lic. Ivonne Lugo Vázquez
Gerente de Mercadotecnia, PDC2
Tel: (01.55) 5265.3565
E-Mail: ilugo@pdc2.com

Sue Mackenzie
Investor Relations, O'Connor Capital Partners
Tel: (01.55) 2167.3016 / (001.212) 546.0814
E-mail: smackenzie@oconnorcp.com

Mercado Exterior:


BOLSA MEXICANA DE VALORES

Eventos Relevantes de CONSORCIO ARA, S.A. DE C.V.

Fecha de Recepción en BMV: Dec 15 2005 11:38AM

Prefijo:
EVENTORE

Clave Cotización:
ARA

Fecha:
15/12/2005

Razón Social:
CONSORCIO ARA S.A. DE C.V.

Lugar:
Chicago, Illinois, 15 de diciembre de 2005.

Asunto:
Consorcio ARA Inaugura Oficinas en LA CIUDAD DE CHICAGO, Illinois, EE.UU. en Conjunto con Hipotecaria Su Casita

Eventos Relevantes:
Unen Servicio Su Casita y Consorcio ARA para Migrantes en Chicago

· Inauguran oficina conjunta

Chicago, Illinois, 15 de diciembre de 2005.

Consorcio ARA, con más de 28 años de experiencia y líder en el sector vivienda en México, en conjunto con Hipotecaria Su Casita, llevó a cabo la inauguración de sus nuevas oficinas en los Estados Unidos, localizadas en 5529 W. Cermak Rd., Cicero, IL, 60804, un evento donde se contó con la presencia de Carlos Manuel Sada Solana, Cónsul General de México en Chicago. Con esto, Consorcio ARA acerca a miles de mexicanos en el Medio Oeste de los EE.UU. a la posibilidad de obtener un crédito hipotecario para realizar la compra de una Casa ARA en la República Mexicana.
Con esta apertura, Illinois se suma a las oficinas de Consorcio ARA Nueva York, con el compromiso de acercar cada vez más, mexicanos que trabajan en los Estados Unidos a la posibilidad de construir un patrimonio en México; ya sea para su familia, retiro o inversión, con atractivos planes de venta, sin tener que desplazarse desde su ciudad de trabajo.
La compañía ofrece a todos los mexicanos en los Estados Unidos atractivos productos de interés social, tipo medio, residencial y residencial turístico en diversos estados de la República Mexicana, como el Valle de México, el Estado de México, Quintana Roo, Baja California, Morelos, Guanajuato, Veracruz, Puebla, Michoacán, Nuevo León, Jalisco, Querétaro, Chihuahua y Guerrero, que se pueden adquirir a través de Hipotecaria Su Casita, con créditos y trámites sencillos, sin importar la situación migratoria, ni económica.

Todas las casas construidas por Consorcio ARA cuentan con la mayor calidad, el mejor precio e importante tecnología en entornos ideales para vivir con seguridad y tranquilidad; con todos los servicios necesarios, como vialidades, redes de agua, energía y gas, áreas verdes, zonas comerciales, escuelas, hospitales, áreas deportivas y espacios de esparcimiento.
Durante el evento, el Ing. José Antonio Aguilar Obregón, Vicepresidente Comercial de Consorcio ARA comentó: "Todos los paisanos que se encuentran no sólo en el medio oeste de los Estados Unidos, sino en todo el país, cuentan hoy con la posibilidad de dar a sus familias en México un patrimonio, además de invertir y contribuir con la economía y generación de empleos, aún estando lejos de casa".
"Agradecemos a todos los presentes, a Su Casita, al Cónsul General de México en Chicago, por el apoyo para la apertura de estas nuevas oficinas, las cuales queremos que se conviertan en un espacio de los mexicanos para los mexicanos, donde ponemos a sus órdenes nuestro servicio para acercarlos a su país y poder cumplir el sueño de hacer su casa realidad", comentó el Ing. Aguilar Obregón.
El deseo de contar con una casa propia es un sueño compartido por todos los mexicanos. Consorcio ARA y Su Casita, con el apoyo de las autoridades, a través de estas nuevas oficinas, lo hacen posible.
Acerca de Consorcio ARA
Consorcio ARA es una de las empresas más rentables y con la mejor posición financiera del sector vivienda en México, como resultado de su extraordinaria habilidad para aprovechar economías de escala, al tiempo de mantener altos estándares de calidad a un bajo costo de producción. Asimismo, ARA cuenta con casi tres décadas de experiencia en la construcción y comercialización de vivienda y ha vendido más de 150,000 casas a través de su historia. La compañía se especializa en la construcción de vivienda de interés social, tipo medio, residencial y residencial turístico. Consorcio ARA cuenta con una envidiable fortaleza financiera, cotiza en la BMV desde 1996 y es parte de su índice.

Contactos:

Fernando Robles
Tel. (01-55) 5279-7130
frobles@ara.com.mx

Diana Miller
Tel. (01-55) 5481-8377
dmiller@sucasita.com.mx
Oficinas en CHICAGO:
5529 W. Cermak Rd. Cicero, IL. 60804
Teléfonos: (800) 953.1272 / (708) 652.7272
Página Web: www.casasara.com.mx

Mercado Exterior:


BOLSA MEXICANA DE VALORES

Eventos Relevantes de CONSORCIO ARA, S.A. DE C.V.

Fecha de Recepción en BMV: Jan 24 2006 11:33AM

Prefijo:
EVENTORE

Clave Cotización:
ARA

Fecha:
24/1/2006

Razón Social:
CONSORCIO ARA S.A. DE C.V.

Lugar:
MEXICO D.F.

Asunto:
Consorcio ARA Obtiene las Mejores Calificaciones del Sector por Parte de Standard & Poor's y Moody's

Eventos Relevantes:
Consorcio ARA Obtiene las Mejores Calificaciones del Sector por Parte de Standard & Poor's y Moody's Investors Service

México, D.F., a 24 de enero de 2006 — Consorcio ARA, S.A. de C.V. (BMV: ARA*), empresa con casi tres décadas de experiencia y uno de los principales desarrolladores inmobiliarios en México, recibió por parte de Standard & Poor's y Moody's Investors Service las mejores calificaciones del sector de la construcción de vivienda en México, que son "mxA+" y "A2.mx" ("Ba2" global), respectivamente.
Estas calificaciones obtenidas, sin duda respaldan la fortaleza financiera y operativa de Consorcio ARA, que desde 1996 inició su participación en la Bolsa Mexicana de Valores y además cotiza con bonos ADR en Nueva York. Es importante mencionar también que Consorcio ARA es la única empresa del sector que al día de hoy ha efectuado un pago de dividendos y cumplido o sobrepasado sus metas en 36 trimestres desde 1996.
Las calificaciones otorgadas son un reflejo del bajo apalancamiento de la empresa, eficiencia operativa y de cobranza, estabilidad en márgenes, adecuada liquidez y consistente generación de flujo libre de efectivo, una ágil capacidad de respuesta al mercado y la más extensa reserva territorial del sector del desarrollo de vivienda.
Consorcio ARA hoy cuenta con desarrollos inmobiliarios en operación a lo largo de 14 estados de la República Mexicana, con enfoque en aquellos que presentan los más altos porcentajes de crecimiento poblacional y económico. La compañía se especializa en el desarrollo de vivienda progresiva, interés social, vivienda media, residencial y residencial turística, con una importante diversificación geográfica y de mezcla de producto, así como de proveedores de hipotecas.

"La decisión de someternos a estas calificaciones, es resultado de una iniciativa para seguir brindando confianza, certidumbre y mantener la transparencia en nuestras operaciones con nuestros inversionistas y el mercado financiero", comentó el Ing. Germán Ahumada Russek, Presidente del Consejo y Director General de Consorcio ARA.
"Hoy Consorcio ARA no construye casas, sino un estilo de vida; lugares y entornos, donde nuestros clientes estén orgullosos de vivir y donde las familias puedan crecer dignamente. Queremos ser la desarrolladora inmobiliaria más confiable, rentable e innovadora en Latinoamérica", agregó.
Consorcio ARA hoy cuenta con uno de los procesos constructivos más rápidos y eficientes de la industria, con un sistema de cimbra que permite a la compañía entregar una casa de interés social en un tiempo aproximado de 30 días, lo cual permite facilitar la planeación y disminuir inventarios, además de un importante control en todos sus niveles.

Durante 2005 Consorcio ARA alcanzó los 34.7 millones de metros cuadrados de reserva territorial, suficientes para construir 146,221 viviendas a plan maestro, suficiente para garantizar sus operaciones durante al menos 5.5 años y seguirá adquiriendo reserva estratégica, para brindar a sus clientes los mejores productos, en las mejores ubicaciones, con la mejor plusvalía y valor agregado en el mercado.
Asimismo, la compañía mantiene una asociación con O'Connor Capital Partners para el desarrollo de espacios comerciales. En este aspecto, durante 2005 llevó a cabo la inauguración de Centro Las Américas, uno de los más importantes a nivel nacional, y seguirá construyendo centros comerciales a lo largo de la República como parte de su estrategia de brindar un mayor valor agregado a sus desarrollos.

Acerca de Consorcio ARA
Consorcio ARA es la empresa más rentable y con la mejor posición financiera del sector, como resultado de su habilidad para aprovechar economías de escala y mantener altos estándares de calidad a un bajo costo de producción.
Asimismo, cuenta con casi tres décadas de experiencia en la construcción y comercialización de vivienda y ha vendido más de 150 mil casas a través de su historia.

# # #

Para mayor información:

Lic. Jaime del Río
Director de Relación con Inversionistas
Consorcio ARA
Tel. 01 (55) 5596.8803
e-mail: jdelrio@ara.com.mx

Lic. Fernando Robles
Gerente de Relaciones Públicas
Consorcio ARA
Tel. 01 (55) 5279.7130
e-mail: frobles@ara.com.mx

Mercado Exterior:


BOLSA MEXICANA DE VALORES

Eventos Relevantes de CONSORCIO ARA, S.A. DE C.V.

Fecha de Recepción en BMV: Jan 26 2006 12:30PM

Prefijo:
EVENTORE

Clave Cotización:
ARA

Fecha:
26/1/2006

Razón Social:
CONSORCIO ARA S.A. DE C.V.

Lugar:
MEXICO D.F.

Asunto:
Consorcio ARA desarrollará 4 proyectos relevantes que le generarán 12 mil 500 millones de pesos en ingresos

Eventos Relevantes:
Consorcio ARA desarrollará 4 proyectos relevantes que le generarán 12 mil 500 millones de pesos en ingresos

Consorcio ARA informa que obtendrá ingresos por más de 12 mil 500 millones de pesos a través de cuatro proyectos relevantes de construcción de vivienda. Es importante resaltar que estos ingresos corresponden únicamente a cuatro proyectos a través de sus distintas etapas de construcción y venta, ya que además, la compañía continuará con sus inversiones planeadas y seguirá obteniendo ingresos a través del desarrollo de conjuntos habitacionales a lo largo 14 estados de la República Mexicana.

En la ciudad de Puebla, Consorcio ARA iniciará una obra que contará con una combinación importante de vivienda horizontal y vertical, que sumará más de 5 mil 300 viviendas de tipo medio y residencial; en tanto que en el municipio mexiquense de Tlalnepantla se llevará a cabo un proyecto similar. Ambos proyectos sumarán en total, más de 100 edificios con un promedio de 8 pisos cada uno.

El tercer proyecto relevante se desarrollará en Metepec, Estado de México, donde se desarrollarán mil 950 viviendas de tipo medio y residencial, en un terreno de 76.8 hectáreas.

Asimismo, la compañía también se encuentra en pleno desarrollo de un innovador esquema que le permite incursionar en un nuevo mercado, al construir un proyecto inmobiliario que contará con un campo de golf de 7 mil yardas, ubicado en el municipio de Emiliano Zapata, conurbado a Cuernavaca, Morelos, cuya construcción inició a mediados de 2005. Recibirá a sus primeros jugadores

en septiembre de 2006 e incluye 800 casas de tipo residencial, así como 843 lotes en "fairway", en un terreno de 158 hectáreas.

Recientemente, Standard & Poor's y Moody's otorgaron a Consorcio ARA las mejores calificaciones del sector del desarrollo de vivienda en México, que son "mxA+" y "A2.mx" ("Ba2" global), respectivamente.

Consorcio ARA también informa que reportará a la BMV los resultados correspondientes al cuarto trimestre de 2005 el día lunes 20 de febrero de 2006. Cabe mencionar que Consorcio ARA es la única empresa del sector que al día de hoy ha efectuado un pago de dividendos, lo cual seguirá haciendo, y además, cumplido o sobrepasado sus metas en 36 trimestres reportados desde 1996.

Acerca de Consorcio ARA

Consorcio ARA es la empresa más rentable y con la mejor posición financiera del sector, como resultado de su habilidad para aprovechar economías de escala y mantener altos estándares de calidad a un bajo costo de producción. Asimismo, cuenta con casi tres décadas de experiencia en la construcción y comercialización de vivienda y ha vendido más de 150 mil casas a través de su historia.

Mercado Exterior:

Eventos Relevantes de CONSORCIO ARA, S.A. DE C.V.

Fecha de Recepción en BMV: Feb 3 2006 8:32AM

Prefijo:
EVENTORE

Clave Cotización:
ARA

Fecha:
3/2/2006

Razón Social:
CONSORCIO ARA S.A. DE C.V.

Lugar:
MÉXICO D.F.

Asunto:
Comunicado de Prensa

Eventos Relevantes:
Comunicado de Prensa

Consorcio ARA: Es Momento de Cerrar Filas en el Sector del Desarrollo de Vivienda

· El sector del desarrollo de vivienda cuenta hoy con toda la fortaleza para hacer frente al momento político que vive el país
· Consorcio ARA convoca a la unidad con todas las entidades relacionadas con el sector y los medios de comunicación

México, D.F. a 3 de febrero de 2006 — Consorcio ARA (BMV: ARA*), el desarrollador de vivienda más rentable del país, con más de 28 años de experiencia, comunica su apoyo total hacia la iniciativa de la Bolsa Mexicana de Valores (BMV) para desarrollar el Índice Habita (IH), dedicado al sector del desarrollo de vivienda, que se ha constituido como un pilar fundamental en la economía del país en los últimos años.
Esta iniciativa es fundamental para el sector, ya que propiciará una mayor visibilidad de las empresas públicas que pertenecen al Índice, lo cual fomentará una sana competencia en la industria, donde cada uno de los participantes tiene la meta de contribuir al desarrollo del país, ya que en conjunto han presentado crecimientos por encima de las expectativas a nivel nacional e internacional.
Asimismo, es importante resaltar que la robustez del sector del desarrollo de vivienda, garantiza la estabilidad de la industria ante cualquier cambio que se pudiera dar en el clima político del país. Desde el punto de vista de Consorcio ARA, los cambios políticos que se avecinan, tendrán poco o nulo impacto en el sector y en las acciones de las empresas públicas, sea cual sea el resultado, ya que todos los partidos políticos han incorporado a sus

propuestas el tema de vivienda como un eje fundamental para el desarrollo social y económico del país.

El sector cuenta hoy con una acertada coordinación de los organismos de vivienda a través de CONAFOVI, así como la fortaleza necesaria ante cualquier eventual retraso del pago de hipotecas por parte de las entidades de vivienda, que pudiera derivarse, entre otras causas, por la curva de aprendizaje y adaptación de una nueva administración.

Asimismo, Consorcio ARA convoca también a los medios de comunicación, para que continúen con la labor responsable y profesional que han mostrado anteriormente con miras a las elecciones, ya que el sector del desarrollo de vivienda, por su naturaleza, trabaja constante y directamente con los gobiernos municipales, estatales y federal, por lo que es común que algunos grupos ajenos quieran tomar ventajas proselitistas al confundir y politizar a la opinión pública.

Ante esto Consorcio ARA, como empresa pública y socialmente responsable, comunica su transparencia y compromiso de brindar cualquier tipo de información de primera mano que le sea solicitada por cualquier medio de comunicación que actúe responsablemente y dentro de un marco de legalidad, al igual que cada uno de los integrantes del Índice Habita (IH) de la Bolsa Mexicana de Valores (BMV).

# # #

Acerca de Consorcio ARA

Consorcio ARA es la empresa más rentable del sector, como resultado de su extraordinaria habilidad para aprovechar economías de escala y mantener altos estándares de calidad a un bajo costo de producción. Cuenta con casi tres décadas de experiencia en la construcción y comercialización de vivienda de interés social, tipo medio, residencial y residencial turístico y ha vendido más de 150,000 casas a través de su historia. Consorcio ARA cuenta con una envidiable fortaleza financiera, cotiza en la BMV desde 1996 y cuenta con las mejores calificaciones del sector, parte de Standard & Poor's y Moody's Investors Service, que son "mxA+" y "A2.mx" ("Ba2" global), respectivamente.

Lic. Jaime del Río
Director de Relación con Inversionistas
Consorcio ARA
Tel. 5251.4670
e-mail: jdelrio@ara.com.mx

Lic. Fernando Robles
Gerente de Relaciones Públicas
Consorcio ARA
Tel. 5280.7197
e-mail: frobles@ara.com.mx

www.consorcioara.com.mx

Mercado Exterior:


BOLSA MEXICANA DE VALORES

Eventos Relevantes de CONSORCIO ARA, S.A. DE C.V.

Fecha de Recepción en BMV: Feb 9 2006 8:33AM

Prefijo:
EVENTORE

Clave Cotización:
ARA

Fecha:
9/2/2006

Razón Social:
CONSORCIO ARA S.A. DE C.V.

Lugar:
MEXICO D.F.

Asunto:
Consorcio ARA rebasó el millón de metros cúbicos de edificación durante 2005

Eventos Relevantes:
Consorcio ARA rebasó el millón de metros cúbicos de edificación durante 2005

· Consorcio ARA se consolida como uno de los líderes en el sector del desarrollo de vivienda a través de sus sólidos resultados y manteniendo su transparencia

· Durante 2005 produjo 581 mil 811 metros cúbicos de concreto, lo cual nuevamente la coloca como la primera del sector en la producción de este insumo

México, D.F. a 9 de febrero de 2006 — Consorcio ARA (BMV: ARA*), el desarrollador de vivienda más rentable del país, con casi tres décadas de experiencia, informó previo al "Housing Day", evento a llevarse a cabo en la ciudad de Nueva York, EE.UU., que durante 2005 alcanzó y rebasó la cifra de1 millón de metros cúbicos de construcción, además de la producción de 581 mil 811 metros cúbicos de concreto, lo cual nuevamente la coloca como la primera del sector en la producción de este insumo, que sin duda es reflejo de su sólida posición, su crecimiento sostenido y una ventana a los resultados anuales que presentará la compañía el 20 de febrero de 2006.
Consorcio ARA, durante 2006, cumple 29 años de operaciones en la República Mexicana, a través de los cuales ha puesto más de 160 mil casas en manos de las familias mexicanas, y se ha caracterizado por su transparencia, eficiente gobierno corporativo, una administración inteligente, y sobre todo, un puntual cumplimiento con sus accionistas desde su incursión en la Bolsa Mexicana de Valores (BMV) en 1996.
Consorcio ARA es la única empresa del sector que ha efectuado un pago de dividendos y cumplido o sobrepasado sus metas en 36 trimestres reportados, lo cual seguirá realizando; manteniendo su total compromiso con la acertada política de vivienda y el desarrollo social y económico del país.

Ejemplo de esto es que además del millón de metros cúbicos de edificación, durante 2005 Consorcio ARA desarrolló a lo largo de la República Mexicana casi 737 mil metros cuadrados de urbanización, más de 187 mil metros cuadrados de banquetas, 186 mil metros lineales de guarniciones, colocó más de 119 mil metros lineales de tubería para agua potable, 245 mil metros lineales de drenaje, colocó 3 millones 341 mil 960 metros cuadrados de malla, construyó 11 escuelas, 11 jardines vecinales, 6 zonas deportivas y uno de los cinco centros comerciales más importantes del país, denominado "Centro Las Américas" y ubicado en el Municipio de Ecatepec, Estado de México.

Los resultados de 2005, que no sólo Consorcio ARA, sino todas las empresas públicas del sector del desarrollo de vivienda presentarán próximamente, resaltan la robustez del sector del desarrollo de vivienda, lo cual garantiza la estabilidad de la industria ante cualquier cambio que se pudiera dar en el clima político del país.
Ante esto, el Director de Relación con Inversionistas de Consorcio ARA, el Lic. Jaime del Río comentó: "Desde nuestro punto de vista, los cambios políticos que se avecinan, tendrán poco o nulo impacto en el sector, sea cual sea el resultado, ya que todos los partidos políticos han incorporado a sus propuestas la política de vivienda como un eje fundamental para el desarrollo social y económico del país", mencionó.

"Mediante el compromiso y el trabajo conjunto, hoy en el sector existe la fortaleza necesaria ante cualquier eventual retraso del pago de hipotecas por parte de las entidades de vivienda, que pudiera derivarse, entre otras causas, por la curva de aprendizaje y adaptación de una nueva administración", afirmó el Lic. Del Río.

Asimismo, Consorcio ARA ratifica su apoyo total hacia la iniciativa de la Bolsa Mexicana de Valores (BMV) para desarrollar el Índice Habita (IH), dedicado al sector del desarrollo de vivienda, que se ha constituido como un pilar fundamental en la economía del país en los últimos años y que en conjunto, sus participantes han presentado crecimientos por encima de las expectativas a nivel nacional e internacional.

Es importante mencionar que Consorcio ARA no sólo mantiene el compromiso de brindar un techo seguro y mejorar la calidad de vida de las familias mexicanas en México, ya que actualmente tiene presencia en los Estados Unidos con oficinas en Nueva York, Chicago, y próximamente en el estado de California. El objetivo es ofrecer un servicio integral a los migrantes mexicanos que desean adquirir una vivienda, mediante un crédito hipotecario, en su país de origen.
Esta apertura, responde al compromiso de la compañía de acercar cada vez más a mexicanos que trabajan en los Estados Unidos la posibilidad de construir un patrimonio en México ya sea para su familia, retiro o inversión, en los 14 estados donde la compañía mantiene operaciones, con atractivos planes de venta, créditos en condiciones preferenciales y trámites sencillos, sin importar la situación migratoria ni económica, y sin tener que desplazarse desde su ciudad de trabajo.
De esta manera, todos los mexicanos que se encuentran en los Estados Unidos, cuentan hoy con la posibilidad de dar a sus familias en México un patrimonio, además de invertir y contribuir con la economía y generación de empleos, aún estando lejos de casa.

Consorcio ARA continúa evolucionando para ser la opción número uno, estar cerca de sus accionistas y de todas las familias mexicanas que requieren un techo seguro. Hoy la compañía puede afirmar que es un ejemplo en el sector del desarrollo de vivienda en el país; y así continuar con el reto de participar en la construcción de un nuevo México: más competitivo, más eficiente y cada vez mejor.
# # #

Acerca de Consorcio ARA
Consorcio ARA es la empresa más rentable del sector, como resultado de su extraordinaria habilidad para aprovechar economías de escala y mantener altos estándares de calidad a un bajo costo de producción. Cuenta con casi tres décadas de experiencia en la construcción y comercialización de vivienda de interés social, tipo medio, residencial y residencial turístico y ha vendido más de 160,000 casas a través de su historia. Consorcio ARA cuenta con una envidiable fortaleza financiera, cotiza en la BMV desde 1996 y cuenta con las mejores calificaciones del sector, parte de Standard & Poor's y Moody's Investors Service, que son "mxA+" y "A2.mx" ("Ba2" global), respectivamente.

Lic. Jaime del Río

Director de Relación con Inversionistas
Consorcio ARA
Tel. (52.55) 5251.4670
e-mail: jdelrio@ara.com.mx

Lic. Fernando Robles
Gerente de Relaciones Públicas
Consorcio ARA
Tel. (52.55) 5280.7197
e-mail: frobles@ara.com.mx

www.consorcioara.com.mx
www.casasara.com.mx

Mercado Exterior:


BOLSA MEXICANA DE VALORES

Eventos Relevantes de CONSORCIO ARA, S.A. DE C.V.

Fecha de Recepción en BMV: Feb 17 2006 1:30PM

Prefijo:
EVENTORE

Clave Cotización:
ARA

Fecha:
17/2/2006

Razón Social:
CONSORCIO ARA S.A. DE C.V.

Lugar:
MÉXICO D.F.

Asunto:
Consorcio ARA Obtiene el Distintivo ESR-2006, Empresa Socialmente Responsable, Otorgado por el CEMEFI

Eventos Relevantes:
Comunicado de Prensa

Consorcio ARA Obtiene el Distintivo ESR-2006, Empresa Socialmente Responsable, Otorgado por el CEMEFI

México D.F., a 17 de febrero de 2006 — Consorcio ARA, S.A. de C.V. (BMV: ARA*), uno de los principales desarrolladores inmobiliarios en México, fue distinguido por primera vez como Empresa Socialmente Responsable, por el Centro Mexicano para la Filantropía (CEMEFI).
El distintivo ESR, es sin duda el reconocimiento con mayor prestigio que una empresa mexicana puede recibir por sus prácticas corporativas. Para conseguirlo, es necesario someterse a una escrupulosa auditoría voluntaria por parte de un comité integrado por especialistas de la Alianza por la Responsabilidad Social Empresarial (AliaRSE) y sustentar 120 indicadores en áreas como la calidad de vida en el interior de su organización, cuidado y preservación del medio ambiente, código de ética y vinculación con la comunidad a partir de una misión de negocio.
El Ing. Germán Ahumada Russek, presidente del consejo de Consorcio ARA comentó: "Nos sentimos muy orgullosos por recibir el distintivo ESR por primera ocasión. Para nosotros la responsabilidad social es el compromiso que mantenemos con la sociedad, a través de una ejecución ética de nuestras operaciones y contribuyendo al desarrollo económico y social del país, mediante la construcción de comunidades donde las familias mejoren su calidad de vida."
"Esto sin duda, nos obliga a trabajar más. Por lo pronto seguiremos ofreciendo una vivienda digna a los mexicanos y colaborando con otras empresas de la

iniciativa privada, así como con los gobiernos federales, estatales y municipales para entregar viviendas y servicios a los sectores más desprotegidos de nuestra sociedad, a través de programas sociales liderados por la Fundación ARA", concluyó.

A través de casi tres décadas de historia, Consorcio ARA ha desarrollado más de 7.5 millones de metros cuadrados de edificación en el país; brindado un techo seguro a más de 150 mil familias mexicanas; generado más de 750 mil empleos directos e indirectos y ha contribuido al desarrollo social y económico de 17 Estados de la República.

Consorcio ARA continúa evolucionando para ser la opción número uno, estar cerca de sus accionistas y de todas las familias mexicanas que requieren un techo seguro. Hoy la compañía puede afirmar que es un ejemplo en el sector del desarrollo de vivienda en el país; y así continuar con el reto de participar en la construcción de un nuevo México: más competitivo, más eficiente y con mejor calidad de vida para todos los mexicanos.

# # #

Acerca de Consorcio ARA
Consorcio ARA es la empresa más rentable del sector, como resultado de su extraordinaria habilidad para aprovechar economías de escala y mantener altos estándares de calidad a un bajo costo de producción. Cuenta con casi tres décadas de experiencia en la construcción y comercialización de vivienda de interés social, tipo medio, residencial y residencial turístico y ha vendido más de 160,000 casas a través de su historia. Consorcio ARA cuenta con una envidiable fortaleza financiera, cotiza en la BMV desde 1996 y cuenta con las mejores calificaciones del sector, parte de Standard & Poor's y Moody's Investors Service, que son "mxA+" y "A2.mx" ("Ba2" global), respectivamente.

Lic. Jaime del Río
Director de Relación con Inversionistas
Consorcio ARA
Tel. (52.55) 5251.4670
e-mail: jdelrio@ara.com.mx

Lic. Fernando Robles
Gerente de Relaciones Públicas
Consorcio ARA
Tel. (52.55) 5280.7197
e-mail: frobles@ara.com.mx

www.consorcioara.com.mx
www.casasara.com.mx

Mercado Exterior:


BOLSA MEXICANA DE VALORES

Eventos Relevantes de CONSORCIO ARA, S.A. DE C.V.

Fecha de Recepción en BMV: Feb 20 2006 6:24PM

Prefijo:
EVENTORE

Clave Cotización:
ARA

Fecha:
20/2/2006

Razón Social:
CONSORCIO ARA S.A. DE C.V.

Lugar:
MEXICO D.F.

Asunto:
RESULTADOS AÑO 2005 Y CUARTO TRIMESTRE 2005

Eventos Relevantes:
Consorcio ARA reportó ingresos por $6,772.7 millones de pesos en su reporte a Bolsa Mexicana de Valores correspondiente al año 2005

Consorcio ARA tuvo una utilidad neta de $ 1,104.8 millones de pesos, alcanzando un margen neto de 16.3%

México, D.F., a 20 de Febrero de 2006 — Consorcio ARA (BMV: ARA*), el desarrollador de vivienda más rentable del país, reportó $ 6,772.7 millones de pesos, incremento del 13.4% comparando el año 2005 contra el 2004.
La utilidad bruta se incrementó 12.8 por ciento, reflejando un margen bruto de 28.9% y alcanzando $1,958.0 millones. La utilidad de operación alcanzó los $1,444.5 millones de pesos lo que representa un incremento del 13.2 por ciento, con un margen operativo del 21.3%. En lo que se refiere a la utilidad neta ésta creció 5.5 por ciento, y obtuvo un margen neto de 16.3%.
"Los resultados de ARA en el 2005 son consecuencia de la instrumentación exitosa de un plan estratégico orientado a satisfacer a nuestros clientes y de una clara visión de negocios. Estos dos ingredientes, aunados a una administración eficaz y transparente, han sido una fórmula exitosa que ha dado por varios años un alto valor agregado a las operaciones de la empresa y la mantienen en un lugar privilegiado en un sector que enfrenta hoy por hoy una gran competencia", señaló Jaime del Rio, Director de Relación con Inversionistas de Consorcio ARA.
Las ventas financiadas en el segmento de PROGRESIVA durante el 2005 fueron de 4,504 unidades y alcanzaron los $ 940.2 millones de pesos, lo que representa un incremento del 149.3% comparado con 2004.

La vivienda de Interés Social alcanzó las 11,832 unidades vendidas e ingresos por $ 3,869.1 millones de pesos, por su parte, la vivienda de tipo medio tuvo un incremento del 19.2 por ciento en ingresos comparado con el año anterior al registrar $ 1,565.0 millones de pesos con 2,510 unidades vendidas, la vivienda de tipo residencial alcanzó $ 292.2 millones de pesos de ingresos, al vender 169 unidades. Se continuará con el énfasis de ofrecer este tipo de vivienda a un precio de aproximadamente $1.5 millones. Este segmento incluirá en el futuro cercano productos inexistentes en el mercado hasta el dia de hoy. Tal es el caso de un proyecto residencial en el Edo. De Morelos el cual incluirá un campo de golf, residencias desarrolladas y lotes adyacentes al "fairway". La reserva territorial de Consorcio ARA tiene una gran diversificación geográfica y permite el óptimo desarrollo estratégico, operativo y financiero de la empresa. Esta reserva asciende a una superficie de 35.7 millones de metros cuadrados suficiente para construir 146,943 viviendas a plan maestro.

En lo que respecta al cuarto trimestre, Consorcio ARA obtuvo ingresos por $ 2,097.9 millones de pesos, incremento del 10.0% con respecto al mismo trimestre del año 2004. ARA alcanzó en este trimestre 5,678 unidades, cifra que es equivalente a 8,741 unidades al precio representativo de la industria.

En su reporte a la Bolsa Mexicana de Valores, ARA alcanzó en el cuarto trimestre del 2005, los $607.9 millones de utilidad bruta, cifra que representa un incremento real del 9.3% con respecto al año anterior. El margen correspondiente alcanzó niveles del 29.0 %. La utilidad de operación alcanzó los $ 452.7 millones de pesos con un margen del 21.6%, lo que representa un incremento del 9.0% con respecto al cuarto trimestre del 2004. En lo que se refiere a la utilidad neta alcanzó los $ 373.4 millones de pesos, con un margen neto del 17.8 %.
Durante el cuarto trimestre de 2005 Consorcio ARA generó un EBITDA por $ 477.1 millones (22.7% con respecto a ventas), 9.1% mayor con el correspondiente 4T04, de los cuales sólo 24.5 millones de pesos son producto de la depreciación. El nivel de EBITDA alcanzado nos permite cubrir el rubro de intereses pagados en más de 33.3 veces.
En este sentido, las ventas financiadas en el segmento de PROGRESIVA durante el cuarto trimestre del 2005 fueron de 1,683 unidades y alcanzaron los $ 358.1 millones de pesos, lo que representa un incremento del 121.9% comparado con el mismo periodo del año anterior. En el segmento FOVISSSTE se registraron 860 unidades alcanzando los $277.0 millones de pesos. En lo que se refiere a las operaciones con INFONAVIT fueron de 987 unidades durante el cuarto trimestre, alcanzando $ 366.2 millones de pesos.
La vivienda de tipo medio tuvo un incremento del 5.3 por ciento en ingresos comparado con el mismo periodo del año anterior al registrar $ 425.9 millones de pesos con 622 unidades vendidas. Es importante señalar, que éste segmento seguirá enriqueciendo la mezcla de ventas en el futuro.
La vivienda de tipo residencial alcanzó $ 101.6 millones de pesos de ingresos, al vender 61 unidades.

Acerca de Consorcio ARA
Consorcio ARA es la empresa más rentable y con la mejor posición financiera del sector, como resultado de su extraordinaria habilidad para aprovechar economías de escala, al tiempo de mantener altos estándares de calidad a un bajo costo de producción. Asimismo, ARA cuenta con casi tres décadas de experiencia en la construcción y comercialización de vivienda y ha vendido más de 150,000 casas a través de su historia.
Consorcio ARA se especializa en la construcción de vivienda de interés social, tipo medio, residencial y residencial turístico. ARA cuenta con una envidiable fortaleza financiera, cotiza en la BMV desde 1996 y es parte de su Indice.

Para mayor información:

Jaime del Río
Director de Relación con Inversionistas
Consorcio ARA
Tel. 5251.4670
e-mail: jdelrio@ara.com.mx

Fernando Robles
Gerente de Relaciones Públicas

Consorcio ARA
Tel. 5280.7197
e-mail: frobles@ara.com.mx

Mercado Exterior:

Eventos Relevantes de CONSORCIO ARA, S.A. DE C.V.

Fecha de Recepción en BMV: Feb 22 2006 2:25PM

Prefijo:
EVENTORE

Clave Cotización:
ARA

Fecha:
22/2/2006

Razón Social:
CONSORCIO ARA S.A. DE C.V.

Lugar:
MEXICO.D.F.

Asunto:
Consorcio ARA invertirá más de 4 mil 350 millones de pesos en el Estado de Morelos

Eventos Relevantes:
Consorcio ARA invertirá más de 4 mil 350 millones de pesos en el Estado de Morelos

México, D.F. a 22 de febrero de 2006 — Consorcio ARA, (BMV: ARA*), el desarrollador de vivienda más dinámico del país, con más de 28 años de experiencia, dio a conocer durante el evento de inauguración de su desarrollo residencial Quinta Coyuca, en Cuernavaca, Morelos, que en un plazo de 5 años invertirá más de 4 mil 350 millones de pesos en el Estado de Morelos y generará más de 31 mil empleos en la entidad.

Consorcio ARA llevó a cabo el evento de inauguración del desarrollo Quinta Coyuca, el cual forma parte de los distintos proyectos que la empresa lleva a cabo en el Estado de Morelos. Únicamente para este desarrollo, la compañía llevará a cabo una inversión de más de 187 millones de pesos en un plazo de dos años.

En la ceremonia de inauguración se contó con la presencia del C. Gobernador Constitucional del Estado de Morelos, Lic. Sergio Estrada Cajigal, así como otros importantes funcionarios del gobierno y distintas personalidades de la industria del desarrollo de vivienda.

De esta manera, Consorcio ARA reitera el compromiso asumido con la población del Estado de Morelos para formar parte de su crecimiento, mejorar la dotación de infraestructura, crear empleos, ampliar la oferta de vivienda y, en suma, generar nuevas y más oportunidades para elevar la calidad de vida en el Estado y en el Municipio.

"Después de más de 28 años de experiencia de Consorcio ARA y una historia de resultados tangibles en más de 17 estados de la República, con gran entusiasmo y experiencia ponemos hoy en manos de los mexicanos a Quinta Coyuca, un nuevo proyecto residencial ubicado en Cuernavaca, Morelos, que sin duda cumplirá con las expectativas más exigentes en el mercado", señaló el Ing. José Antonio Aguilar, Vicepresidente Comercial de Consorcio ARA. "Este desarrollo es uno de los proyectos que llevamos a cabo en el Estado de Morelos, donde en un plazo de 5 años invertiremos más de 4 mil 350 millones de pesos y generaremos más de 31 mil empleos directos e indirectos", concluyó.

Acerca de Consorcio ARA

Consorcio ARA es la empresa más rentable del sector, como resultado de su extraordinaria habilidad para aprovechar economías a escala y mantener altos estándares de calidad a un bajo costo de producción. Cuenta con casi tres décadas de experiencia en la construcción y comercialización de vivienda de interés social, tipo medio, residencial y residencial turístico y ha vendido más de 150,000 casas a través de su historia. Consorcio ARA cuenta con una envidiable fortaleza financiera, cotiza en la BMV desde 1996 y cuenta con las mejores calificaciones del sector, parte de Standard & Poor's y Moody's Investors Service, que son "mxA+" y "A2.mx" ("Ba2" global), respectivamente.

Mercado Exterior:


BOLSA MEXICANA DE VALORES

Eventos Relevantes de CONSORCIO ARA, S.A. DE C.V.

Fecha de Recepción en BMV: Feb 24 2006 12:36PM

Prefijo:
EVENTORE

Clave Cotización:
ARA

Fecha:
24/2/2006

Razón Social:
CONSORCIO ARA S.A. DE C.V.

Lugar:
MEXICO D.F.

Asunto:
Consorcio ARA Incrementa su Reserva Territorial: La Mayor del Sector del Desarrollo de Vivienda

Eventos Relevantes:
Comunicado de Prensa

Consorcio ARA Incrementa su Reserva Territorial: La Mayor del Sector del Desarrollo de Vivienda

México, D.F., a 24 de febrero de 2006 — Consorcio ARA (BMV: ARA*), el desarrollador de vivienda más rentable del país, al cierre de 2005, se mantiene como la primer compañía del sector en alcanzar 35.7 millones de metros cuadrados de reserva territorial, suficientes para construir 146,943 viviendas a plan maestro.
Esta reserva se encuentra estratégicamente localizada en las 22 ciudades del la República Mexicana que más contribuyen al desarrollo del PIB nacional. Asimismo, es suficiente para garantizar sus operaciones durante al menos 5.6 años. Consorcio ARA seguirá adquiriendo reserva territorial estratégica, con el fin de brindar a sus clientes los mejores productos, en las mejores ubicaciones, con la mejor plusvalía y valor agregado en el mercado.
Consorcio ARA es la empresa más rentable del sector, como resultado de su extraordinaria habilidad para aprovechar economías a escala y mantener altos estándares de calidad a un bajo costo de producción.
Cuenta con casi tres décadas de experiencia en la construcción y comercialización de vivienda de interés social, tipo medio, residencial y residencial turístico y ha vendido más de 150,000 casas a través de su historia.
Consorcio ARA cuenta con una envidiable fortaleza financiera, cotiza en la BMV desde 1996 y cuenta con las mejores calificaciones del sector, parte de Standard & Poor's y Moody's Investors Service, que son "mxA+" y "A2.mx" ("Ba2"

global), respectivamente. Recientemente Consorcio ARA fue distinguida como Empresa Socialmente Responsable.

###

Para mayor información:
Lic. Jaime del Río
Director de Relación con Inversionistas
Consorcio ARA
Tel. 5251.4670
e-mail: jdelrio@ara.com.mx

Lic. Fernando Robles
Gerente de Relaciones Públicas
Consorcio ARA
Tel. 5279.7130
e-mail: frobles@ara.com.mx

www.consorcioara.com.mx

Mercado Exterior:


BOLSA MEXICANA DE VALORES

Eventos Relevantes de CONSORCIO ARA, S.A. DE C.V.

Fecha de Recepción en BMV: Mar 7 2006 8:40AM

Prefijo:
EVENTORE

Clave Cotización:
ARA

Fecha:
7/3/2006

Razón Social:
CONSORCIO ARA S.A. DE C.V.

Lugar:
México D.F., a 07 de marzo de 2006

Asunto:
Consorcio ARA Obtiene Reconocimiento como Empresa Ambientalmente Responsable

Eventos Relevantes:
Comunicado de Prensa

Consorcio ARA Obtiene Reconocimiento como Empresa Ambientalmente Responsable

México D.F., a 07 de marzo de 2006 ---
Consorcio ARA, S.A. de C.V. (BMV: ARA*), uno de los principales desarrolladores inmobiliarios en México, fue reconocido por la Secretaría de Medio Ambiente y Recursos Naturales (SEMARNAT), a través de la Comisión Nacional de Áreas Naturales Protegidas, como una Empresa Ambientalmente Responsable.

El reconocimiento fue entregado a Consorcio ARA por parte del Dr. Ernesto Enkerlin Hoeflich, presidente de la Comisión Nacional de Áreas Naturales Protegidas (CONANP), en el evento donde dicha comisión presentó el "Pasaporte de la Conservación", iniciativa que tiene como finalidad fortalecer la conservación de las áreas protegidas a lo largo de la República y fomentar el turismo ecológico responsable. Asimismo, se reconoció el decidido apoyo que Consorcio ARA ha brindado a esta iniciativa de la CONANP.

El Lic. Jaime del Río Castillo, director de relación con inversionistas de Consorcio ARA comentó: "Nos sentimos muy orgullosos por recibir este reconocimiento. Consorcio ARA mantiene una responsabilidad ambiental total, como parte del compromiso que tenemos con el país. En todo momento Consorcio ARA apoya la adopción de políticas de desarrollo urbano integrales, de largo plazo y respetuosas del medio ambiente, que garanticen el crecimiento ordenado y armónico de las ciudades para mejorar la calidad de vida de los mexicanos y su entorno".

A través de casi tres décadas de historia, Consorcio ARA ha desarrollado más de 7.5 millones de metros cuadrados de edificación en el país; brindado un

techo seguro a más de 150 mil familias mexicanas; generado más de 750 mil empleos directos e indirectos y ha contribuido al desarrollo social y económico de 17 Estados de la República. Asimismo, Consorcio ARA recientemente fue distinguido como Empresa Socialmente Responsable, por el Centro Mexicano para la Filantropía (CEMEFI).

###

Acerca de Consorcio ARA
Consorcio ARA es la empresa más rentable del sector, como resultado de su extraordinaria habilidad para aprovechar economías de escala y mantener altos estándares de calidad a un bajo costo de producción. Cuenta con casi tres décadas de experiencia en la construcción y comercialización de vivienda de interés social, tipo medio, residencial y residencial turístico y ha vendido más de 150,000 casas a través de su historia. Consorcio ARA cuenta con una envidiable fortaleza financiera, cotiza en la BMV desde 1996 y cuenta con las mejores calificaciones del sector, parte de Standard & Poor's y Moody's Investors Service, que son "mxA+" y "A2.mx" ("Ba2" global), respectivamente.

Lic. Jaime del Río
Director de Relación con Inversionistas
Consorcio ARA
Tel. (52.55) 5251.4670
e-mail: jdelrio@ara.com.mx
Lic. Fernando Robles
Gerente de Relaciones Públicas
Consorcio ARA
Tel. (52.55) 5280.7197
e-mail: frobles@ara.com.mx
www.consorcioara.com.mx
www.casasara.com.mx

Mercado Exterior:


BOLSA MEXICANA DE VALORES

Eventos Relevantes de CONSORCIO ARA, S.A. DE C.V.

Fecha de Recepción en BMV: Mar 16 2006 7:02PM

Prefijo:
EVENTORE

Clave Cotización:
ARA

Fecha:
16/03/2006

Razón Social:
CONSORCIO ARA, S.A. DE C.V.

Lugar:
MEXICO D.F.

Asunto:
VOLUMEN OPERADO Y PRECIO DE LA ACCION DE ARA

Eventos Relevantes:
MÉXICO D. F. A 16 DE MARZO DE 2006 —

VOLUMEN OPERADO Y PRECIO DE LA ACCION DE ARA

CONSORCIO ARA (BMV: ARA*) ANUNCIÓ HOY JUEVES 17 DE MARZO 2006 A LAS 8:48 HRS LA MEJORA SUSTANTIVA EN SU META DE CRECIMIENTO ANUAL EN VENTAS 2006: AHORA ES DEL 20%.

CONSIDERAMOS QUE ESTA NOTICIA TUVO UN IMPACTO POSITIVO EN EL PRECIO DE LA ACCIÓN DE ARA, LA CUAL HOY CERRÓ EN 46.050 PESOS Y TUVO UNA VARIACIÓN UNITARIA DIARIA DE 3.410 PESOS LO QUE REPRESENTA UN INCREMENTO DE 8.099%. EL DÍA DE HOY SE OPERARON UN TOTAL DE 4,301,000 ACCIONES POR UN IMPORTE DE 194,070,000 PESOS. EL PRECIO DE LA ACCIÓN Y EL VOLUMEN OPERADO CORRESPONDE A MOVIMIENTOS NATURALES DEL MERCADO. CONSORCIO ARA AGRADECE LA CONFIANZA DEPOSITADA POR PARTE DE SUS INVERSIONISTAS.

ACERCA DE CONSORCIO ARA
CONSORCIO ARA ES LA EMPRESA MÁS RENTABLE DEL SECTOR, COMO RESULTADO DE SU EXTRAORDINARIA HABILIDAD PARA APROVECHAR ECONOMÍAS DE ESCALA Y MANTENER ALTOS ESTÁNDARES DE CALIDAD A UN BAJO COSTO DE PRODUCCIÓN. CUENTA CON CASI TRES DÉCADAS DE EXPERIENCIA EN LA CONSTRUCCIÓN Y COMERCIALIZACIÓN DE VIVIENDA DE INTERÉS SOCIAL, TIPO MEDIO, RESIDENCIAL Y RESIDENCIAL TURÍSTICO Y HA VENDIDO MÁS DE 160,000 CASAS A TRAVÉS DE SU HISTORIA. CONSORCIO ARA CUENTA CON UNA ENVIDIABLE FORTALEZA FINANCIERA, COTIZA EN LA BMV DESDE 1996 Y CUENTA CON LAS MEJORES CALIFICACIONES DEL SECTOR, PARTE DE STANDARD & POOR'S Y MOODY'S INVESTORS SERVICE, QUE SON "MXA+" Y "A2.MX" ("BA2" GLOBAL), RESPECTIVAMENTE.

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Fecha de Recepción en BMV: Apr 4 2006 3:12PM

Prefijo:
EVENTORE

Clave Cotización:
ARA

Fecha:
04/04/2006

Razón Social:
CONSORCIO ARA, S.A. DE C.V.

Lugar:
MEXICO D.F.

Asunto:
ACLARACION DE LA VARIACION EN PRECIO Y VOLUMEN DE LA ACCION

Eventos Relevantes:
MÉXICO D. F. A 04 DE ABRIL DE 2006 — CONSORCIO ARA (BMV: ARA*) ANUNCIÓ HOY MARTES 04 DE ABRIL 2006 QUE PROPONDRÁ A SU ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS A CELEBRARSE EL DÍA 20 DE ABRIL DE 2006, EL PAGO DE UN DIVIDENDO EXTRAORDINARIO DE $3.80 POR ACCIÓN EN CIRCULACIÓN.

CONSIDERAMOS QUE ESTA NOTICIA TUVO UN IMPACTO POSITIVO EN EL PRECIO DE LA ACCIÓN DE ARA, LA CUAL HOY CERRÓ EN 52.81 PESOS Y TUVO UNA VARIACIÓN UNITARIA DIARIA DE 3.26 PESOS LO QUE REPRESENTA UN INCREMENTO DE 6.579%. EL DÍA DE HOY SE OPERARON UN TOTAL DE 1,351,000 ACCIONES POR UN IMPORTE DE 70,879,000 PESOS. EL PRECIO DE LA ACCIÓN Y EL VOLUMEN OPERADO CORRESPONDE A MOVIMIENTOS NATURALES DEL MERCADO. CONSORCIO ARA AGRADECE LA CONFIANZA DEPOSITADA POR PARTE DE SUS INVERSIONISTAS.

ACERCA DE CONSORCIO ARA
CONSORCIO ARA ES LA EMPRESA MÁS RENTABLE DEL SECTOR, COMO RESULTADO DE SU EXTRAORDINARIA HABILIDAD PARA APROVECHAR ECONOMÍAS DE ESCALA Y MANTENER ALTOS ESTÁNDARES DE CALIDAD A UN BAJO COSTO DE PRODUCCIÓN. CUENTA CON CASI TRES DÉCADAS DE EXPERIENCIA EN LA CONSTRUCCIÓN Y COMERCIALIZACIÓN DE VIVIENDA DE INTERÉS SOCIAL, TIPO MEDIO, RESIDENCIAL Y RESIDENCIAL TURÍSTICO Y HA VENDIDO MÁS DE 160,000 CASAS A TRAVÉS DE SU HISTORIA. CONSORCIO ARA CUENTA CON UNA ENVIDIABLE FORTALEZA FINANCIERA, COTIZA EN LA BMV DESDE 1996 Y CUENTA CON LAS MEJORES CALIFICACIONES DEL SECTOR, PARTE DE STANDARD & POOR'S Y MOODY'S INVESTORS SERVICE, QUE SON "MXA+" Y "A2.MX" ("BA2" GLOBAL), RESPECTIVAMENTE.

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Fecha de Recepción en BMV: Apr 18 2006 4:13PM

Prefijo:
EVENTORE

Clave Cotización:
ARA

Fecha:
18/04/2006

Razón Social:
CONSORCIO ARA, S.A. DE C.V.

Lugar:
MEXICO D.F.

Asunto:
ACLARACION DE LA VARIACION EN PRECIO Y VOLUMEN DE LA ACCION

Eventos Relevantes:
MÉXICO D. F. A 19 DE ABRIL DE 2006 — CONSORCIO ARA (BMV: ARA*) INFORMA QUE EL MOVIMIENTO EN EL PRECIO DE LA ACCION DEL DIA DE HOY OBEDECE A MOVIMIENTOS NATURALES DEL MERCADO, Y POSIBLEMENTE ESE MOVIMIENTO SEA INFLUENCIADO POR LAS EXPECTATIVAS POSITIVAS DE LOS MERCADOS FINANCIEROS Y DEL REPORTE DEL 1T2006 DE LA EMPRESA.
EL PRECIO DE LA ACCION HOY CERRÓ EN 60.21 PESOS Y TUVO UNA VARIACIÓN UNITARIA DIARIA DE 3.48 PESOS LO QUE REPRESENTA UN INCREMENTO DE 6.134%. EL DÍA DE HOY SE OPERARON UN TOTAL DE 956,830 ACCIONES POR UN IMPORTE DE 56,231,000 PESOS.
CONSORCIO ARA AGRADECE LA CONFIANZA DEPOSITADA POR PARTE DE SUS INVERSIONISTAS.

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Fecha de Recepción en BMV: Apr 20 2006 3:36PM

Prefijo:
EVENTORE

Clave Cotización:
ARA

Fecha:
20/04/2006

Razón Social:
CONSORCIO ARA, S.A. DE C.V.

Lugar:
MEXICO D.F.

Asunto:
RESULTADOS 1T2006

Eventos Relevantes:
CONSORCIO ARA ALCANZA RESULTADOS EXCEPCIONALES AL PRIMER TRIMESTRE 2006

*PRESENTÓ UN INCREMENTO DEL 31.3% EN VENTAS, CON RESPECTO AL MISMO PERÍODO DE 2005
*PAGARÁ UN DIVIDENDO EXTRAORDINARIO DE $3.80 PESOS POR CADA ACCIÓN EN CIRCULACIÓN
*CONSORCIO ARA CONSOLIDA SU PERSPECTIVA DE CRECIMIENTO ANUAL PARA 2006

MÉXICO, D.F., A 20 DE ABRIL DEL 2006 — DURANTE LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE CONSORCIO ARA, S.A. DE C.V. (BMV: ARA*), LA COMPAÑÍA PRESENTÓ EXCEPCIONALES RESULTADOS CORRESPONDIENTES AL PRIMER TRIMESTRE DE 2006 (1T-2006), ASÍ COMO UNA SÓLIDA PERSPECTIVA DE CRECIMIENTO ANUAL DEL 20% PARA EL AÑO 2006. ASIMISMO, SE AUTORIZÓ LA PROPUESTA DEL CONSEJO DE ADMINISTRACIÓN SOBRE UN PAGO DE DIVIDENDO DE $3.80 PESOS POR CADA ACCIÓN EN CIRCULACIÓN, PROVENIENTE DEL SALDO DE LA CUENTA DE UTILIDAD FISCAL NETA.
CON RESPECTO A LOS RESULTADOS DEL 1T-2006, CONSORCIO ARA REPORTÓ VENTAS POR $1,845.3 MILLONES DE PESOS (MDP), INCREMENTO DEL 31.3% CON RESPECTO AL MISMO TRIMESTRE DEL AÑO 2005, ALCANZANDO 4,398 UNIDADES, CIFRA QUE ES EQUIVALENTE A 8,387 UNIDADES AL PRECIO REPRESENTATIVO DE LA INDUSTRIA.
EN SU REPORTE A LA BMV, DURANTE EL 1T-2006, LA COMPAÑÍA ALCANZÓ LOS $555.2 MDP DE UTILIDAD BRUTA, QUE REPRESENTAN UN INCREMENTO REAL DEL 37.0% CON RESPECTO AL AÑO ANTERIOR, Y UN MARGEN BRUTO DEL 30.1%. LA UTILIDAD DE OPERACIÓN ALCANZÓ LOS $435.0 MDP CON UN MARGEN DE OPERACIÓN DEL 23.6%, QUE SIGNIFICA UN INCREMENTO DEL 45.8% CON RESPECTO AL 1T-2005. SOBRE LA UTILIDAD NETA, CONSORCIO ARA ALCANZÓ $321.9 MDP, CON UN MARGEN NETO DEL 17.4%, QUE REPRESENTA UN INCREMENTO DEL 43.5% CON RESPECTO AL 1T-2005. EN CUANTO AL EBITDA, SE TUVO UN CRECIMIENTO DEL 43.6% CON RESPECTO AL 1T-05, CON UN TOTAL DE $452.4 MDP, QUE REPRESENTAN 24.5% CON RESPECTO A VENTAS.
SOBRE LOS RESULTADOS DE LOS ÚLTIMOS 12 MESES (PERIODO COMPRENDIDO ENTRE ABRIL

DE 2005 Y MARZO DE 2006), CONSORCIO ARA VENDIÓ 19,472 UNIDADES, EQUIVALENTES A 32,964 UNIDADES AL PRECIO REPRESENTATIVO DE LA INDUSTRIA, CON INGRESOS DE $7,272.3 MDP, QUE REPRESENTAN UN INCREMENTO DEL 17.9% CON RESPECTO AL MISMO PERÍODO DEL AÑO ANTERIOR. LA UTILIDAD BRUTA CRECIÓ 18.6%, ALCANZANDO $2,124.2 MDP CON UN MARGEN BRUTO DE 29.2%. LA UTILIDAD DE OPERACIÓN ALCANZÓ $1,592.8 MDP, QUE SE TRADUCE EN UN INCREMENTO DEL 20.6%. LA UTILIDAD NETA CRECIÓ 9.2%, ALCANZANDO $1,201.7 MDP Y EL EBITDA TUVO UN INCREMENTO DEL 19.9%, CON RESPECTO AL MISMO PERIODO DE 2005.

"HOY EN CONSORCIO ARA, UNIMOS ESFUERZOS Y TALENTO PARA HACER REALIDAD NUESTRA MISIÓN SOCIAL DE PROVEER VIVIENDA DE CALIDAD Y MANTENER UN TOTAL COMPROMISO CON NUESTROS INVERSIONISTAS, PARA SER LA MEJOR OPCIÓN DE INVERSIÓN EN AL INDUSTRIA DEL DESARROLLO DE VIVIENDA EN MÉXICO", SEÑALÓ E LIC. JAIME DEL RÍO CASTILLO, DIRECTOR DE RELACIÓN CON INVERSIONISTAS DE CONSORCIO ARA.

LA SOLIDEZ FINANCIERA QUE CARACTERIZA A CONSORCIO ARA ES PRIMORDIAL, YA QUE EL NIVEL DE EFECTIVO ALCANZÓ $2,075.5 MDP; CUENTA CON UNA RESERVA TERRITORIAL PARA EDIFICAR 142,536 VIVIENDAS A PLAN MAESTRO Y GARANTIZAR OPERACIONES LOS PRÓXIMOS CINCO AÑOS. CONSORCIO ARA MANTIENE UNA DEUDA CON COSTO DE 1.4% A CAPITAL CONTABLE.

ASIMISMO, LA VENTA RECURRENTE DE TERRENOS CON SERVICIOS, EN SUS DIFERENTES MODALIDADES, HA RECIBIDO UN MAYOR IMPULSO Y HA COBRADO UNA IMPORTANCIA CADA VEZ MÁS RELEVANTE PARA LA COMPAÑÍA. ESTA LÍNEA DE NEGOCIO REPRESENTÓ UN TOTAL DE $282.1 MDP.

ACERCA DEL NIVEL DE EFECTIVO E INVERSIONES TEMPORALES, AL 31 DE MARZO DE 2006, CONSORCIO ARA REGISTRÓ $2,075.5 MDP, CANTIDAD SUPERIOR EN 86.4% CON RESPECTO AL 1T05, CON LO QUE HA LOGRADO UN NIVEL SOBRESALIENTE DE EFECTIVO, A PARTIR DEL CUAL SE SATISFACE OPORTUNAMENTE EL PAGO A PROVEEDORES, LA COMPRA DE TERRENOS Y SE REALIZAN EFICAZMENTE LAS OPERACIONES DE CONSTRUCCIÓN DE VIVIENDA.

CON RESPECTO A LAS CUENTAS POR COBRAR, SE MANTIENEN POLÍTICAS Y SISTEMAS DE COBRANZA EFICIENTES QUE BUSCAN ASEGURAR LA PRONTA RECUPERACIÓN DE CARTERA. EL SALDO DE CUENTAS POR COBRAR ASCIENDE A $2,268.0 MDP Y REPRESENTA 3.7 MESES, LO CUAL UBICA A CONSORCIO ARA COMO LÍDER EN EL SECTOR.

LOS INVENTARIOS ASCIENDEN A $4,948.1 MDP, MISMOS QUE INCLUYEN LA RESERVA TERRITORIAL QUE SUMA $3,418.4 MDP Y CONSTITUYE EL ACTIVO MÁS IMPORTANTE DE LA EMPRESA. TAMBIÉN INCLUYE LAS OBRAS EN PROCESO Y ALMACÉN DE MATERIALES DE CONSTRUCCIÓN POR $1,529.7 MDP.

CABE DESTACAR QUE CONSORCIO ARA CUENTA CON UNA RESERVA TERRITORIAL ESTRATÉGICA, DE LAS MÁS EXTENSAS DE LA INDUSTRIA, EQUIVALENTE A 142,536 VIVIENDAS A PLAN MAESTRO, CON UNA SUPERFICIE DE 34.6 MILLONES DE M2 DISTRIBUIDAS EN LAS ZONAS GEOGRÁFICAS DE MAYOR DESARROLLO ECONÓMICO DEL PAÍS, Y EN DONDE SE PROYECTA PRODUCIR LOS SIGUIENTES TIPOS DE PRODUCTOS DE VIVIENDA: RESIDENCIAL (7,815 UNIDADES), TIPO MEDIO (13,294 UNIDADES), INTERÉS SOCIAL (87,240 UNIDADES) Y PROGRESIVA (34,187 UNIDADES). ASIMISMO, LA COMPAÑÍA CONTINUARÁ SU ÉNFASIS DE PRESENCIA EN AQUELLAS REGIONES DONDE LAS VARIABLES SOCIO-DEMOGRÁFICAS INDICAN UN ALTO POTENCIAL DE DESARROLLO SOCIAL Y ECONÓMICO.

POR OTRA PARTE, HOY CONSORCIO ARA MANTIENE UNA INTEGRACIÓN VERTICAL QUE LE PERMITE GENERAR Y APROVECHAR IMPORTANTES ECONOMÍAS DE ESCALA. CUENTA CON LA CAPACIDAD INSTALADA PARA PRODUCIR LA TOTALIDAD DE SUS REQUERIMIENTOS DE CONCRETO, LO QUE LA UBICA COMO UNO DE LOS PRINCIPALES PRODUCTORES DE CONCRETO A NIVEL NACIONAL.

CONSORCIO ARA, BUSCA INTENSAMENTE CONTAR CON UNA ESTRUCTURA DE CAPITAL ÓPTIMA QUE PERMITA UN CRECIMIENTO SOSTENIDO AL TIEMPO DE APROVECHAR LAS CONDICIONES ACTUALES QUE OFRECEN LOS MERCADOS FINANCIEROS.

DURANTE ESTE 1T-2006, CONSORCIO ARA HA MEJORADO SU PERSPECTIVA DE CRECIMIENTO ANUAL PARA 2006, AHORA ES DEL 20%. LA APERTURA DE DESARROLLOS HABITACIONALES DURANTE 2006 Y 2007 HARÁ QUE CONSORCIO ARA CUENTE CON MÁS DE 47,000 NUEVAS VIVIENDAS EN PROCESO.

POR ÚLTIMO, SE AUTORIZÓ EL PAGO DE UN DIVIDENDO EXTRAORDINARIO DE $3.80 PESOS POR CADA ACCIÓN EN CIRCULACIÓN, PROVENIENTE DEL SALDO DE LA CUENTA DE UTILIDAD FISCAL NETA. DICHO DIVIDENDO REPRESENTA UN YIELD DE 8.4%. CONSORCIO ARA ES LA ÚNICA EMPRESA DEL SECTOR VIVIENDA EN MÉXICO QUE HA OTORGADO DIVIDENDOS A SUS ACCIONISTAS.

A TRAVÉS DE CASI TRES DÉCADAS DE HISTORIA, CONSORCIO ARA HA DESARROLLADO MÁS DE 7.5 MILLONES DE METROS CUADRADOS DE EDIFICACIÓN; BRINDADO UN TECHO SEGURO A MÁS DE 160 MIL FAMILIAS; GENERADO MÁS DE 750 MIL EMPLEOS DIRECTOS E INDIRECTOS Y CONTRIBUIDO AL DESARROLLO SOCIAL Y ECONÓMICO DE 17 ESTADOS DE LA REPÚBLICA.

ASIMISMO, CONSORCIO ARA RECIENTEMENTE FUE DISTINGUIDO COMO EMPRESA SOCIALMENTE RESPONSABLE, POR EL CENTRO MEXICANO PARA LA FILANTROPÍA (CEMEFI).

ACERCA DE CONSORCIO ARA

CONSORCIO ARA ES LA EMPRESA MÁS RENTABLE DEL SECTOR, COMO RESULTADO DE SU EXTRAORDINARIA HABILIDAD PARA APROVECHAR ECONOMÍAS DE ESCALA Y MANTENER ALTOS

ESTÁNDARES DE CALIDAD A UN BAJO COSTO DE PRODUCCIÓN. CUENTA CON CASI TRES DÉCADAS DE EXPERIENCIA EN LA CONSTRUCCIÓN Y COMERCIALIZACIÓN DE VIVIENDA DE INTERÉS SOCIAL, TIPO MEDIO, RESIDENCIAL Y RESIDENCIAL TURÍSTICO. HA VENDIDO MÁS DE 160 MIL CASAS A TRAVÉS DE SU HISTORIA. CONSORCIO ARA CUENTA CON UNA ENVIDIABLE FORTALEZA FINANCIERA, COTIZA EN LA BMV DESDE 1996 Y CUENTA CON LAS MEJORES CALIFICACIONES DEL SECTOR, PARTE DE STANDARD & POOR'S Y MOODY'S INVESTORS SERVICE, QUE SON "MXA+" Y "A2.MX" ("BA2" GLOBAL), RESPECTIVAMENTE. PARA MAYOR INFORMACIÓN:

LIC. JAIME DEL RÍO CASTILLO
DIRECTOR DE RELACIÓN CON INVERSIONISTAS
TEL. (52.55) 5251.4670
E-MAIL: JDELRIO@ARA.COM.MX

AARON HERNANDEZ
RELACIÓN CON INVERSIONISTAS
TEL. (52.55) 5596.8803
E-MAIL: AARON@ARA.COM.MX

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Eventos Relevantes de CONSORCIO ARA, S.A. DE C.V.

Fecha de Recepción en BMV: May 4 2006 6:33PM

Prefijo:
EVENTORE

Clave Cotización:
ARA

Fecha:
04/05/2006

Razón Social:
CONSORCIO ARA, S.A. DE C.V.

Lugar:
MEXICO D.F.

Asunto:
COMPORTAMIENTO PRECIO DE LA ACCION DEL DIA DE HOY

Eventos Relevantes:
MÉXICO D. F. A 4 DE MAYO DE 2006 — CONSORCIO ARA (BMV: ARA*) EN SU RECIENTE ASAMBLEA GENERAL DE ACCIONISTAS CELEBRADA EL 20 DE ABRIL 2006 SE AUTORIZÓ EL PAGO DE UN DIVIDENDO EXTRAORDINARIO DE 3.80 PESOS POR ACCIÓN EN CIRCULACIÓN, PROVENIENTE DEL SALDO DE LA CUENTA DE UTILIDAD FISCAL NETA.

LOS ACCIONISTAS QUE HASTA EL DÍA DE AYER HAYAN TENIDO ACCIONES DE ARA* TIENEN DERECHO AL DIVIDENDO EXTRAORDINARIO DE 3.80 PESOS POR ACCIÓN, EL CUAL SE PAGARÁ A PARTIR DEL 8 DE MAYO 2006. LAS ACCIONES NEGOCIADAS DESPUÉS DEL 3 DE MAYO 2006 COTIZAN EXCUPÓN, POR LO QUE DESCUENTAN EL PAGO DEL DIVIDENDO EXTRAORDINARIO. ESTE HECHO PUDO HABER AFECTADO EL PRECIO DE LA ACCIÓN DE ARA, EL CUAL HOY CERRÓ EN 55.630 PESOS Y TUVO UNA VARIACIÓN UNITARIA DIARIA DE 3.180 PESOS LO QUE REPRESENTA UN DECREMENTO DE 5.407%. EL DÍA DE HOY SE OPERARON UN TOTAL DE 902,900 ACCIONES POR UN IMPORTE DE 50,236,246 PESOS. CONSORCIO ARA AGRADECE LA CONFIANZA DEPOSITADA POR PARTE DE SUS INVERSIONISTAS.

ACERCA DE CONSORCIO ARA
CONSORCIO ARA ES LA EMPRESA MÁS RENTABLE DEL SECTOR, COMO RESULTADO DE SU EXTRAORDINARIA HABILIDAD PARA APROVECHAR ECONOMÍAS DE ESCALA Y MANTENER ALTOS ESTÁNDARES DE CALIDAD A UN BAJO COSTO DE PRODUCCIÓN. CUENTA CON CASI TRES DÉCADAS DE EXPERIENCIA EN LA CONSTRUCCIÓN Y COMERCIALIZACIÓN DE VIVIENDA DE INTERÉS SOCIAL, TIPO MEDIO, RESIDENCIAL Y RESIDENCIAL TURÍSTICO Y HA VENDIDO MÁS DE 160,000 CASAS A TRAVÉS DE SU HISTORIA. CONSORCIO ARA CUENTA CON UNA ENVIDIABLE FORTALEZA FINANCIERA, COTIZA EN LA BMV DESDE 1996 Y CUENTA CON LAS MEJORES CALIFICACIONES DEL SECTOR, PARTE DE STANDARD & POOR'S Y MOODY'S INVESTORS SERVICE, QUE SON "MXA+" Y "A2.MX" ("BA2" GLOBAL), RESPECTIVAMENTE.

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Fecha de Recepción en BMV: May 15 2006 11:41AM

Prefijo:
EVENTORE

Clave Cotización:
ARA

Fecha:
15/05/2006

Razón Social:
CONSORCIO ARA, S.A. DE C.V.

Lugar:
MEXICO D.F.

Asunto:
CONSORCIO ARA ANUNCIA OFERTA SECUNDARIA DE ACCIONES

Eventos Relevantes:
CONSORCIO ARA ANUNCIA OFERTA SECUNDARIA DE ACCIONES NO DILUTIVA

MÉXICO, D.F., MEXICO, A MAYO 15, 2006 --- CONSORCIO ARA, S.A. DE C.V. (BMV: ARA) ("ARA" O LA "COMPAÑÍA") ANUNCIÓ HOY SU INTENCIÓN, SUJETO A CIERTAS CONDICIONES, DE COMENZAR UNA OFERTA DE APROXIMADAMENTE 42.0 MILLONES DE ACCIONES (LA "OFERTA") OFRECIDAS POR GERMÁN AHUMADA RUSSEK Y LUIS FELIPE AHUMADA RUSSEK (LOS "ACCIONISTAS VENDEDORES"). LOS ACCIONISTAS VENDEDORES OTORGARÁN A LOS INTERMEDIARIOS COLOCADORES UNA OPCIÓN POR 30 DÍAS PARA ADQUIRIR HASTA APROXIMADAMENTE 6.3 MILLONES DE ACCIONES ADICIONALES (LA "OPCIÓN DE SOBREASIGNACIÓN"). LOS ACCIONISTAS VENDEDORES ACTUALMENTE TIENEN EL 51.3% DE PARTICIPACIÓN EN LA COMPAÑÍA. PRO FORMA POR LA OFERTA Y ASUMIENDO QUE LA OPCIÓN DE SOBREASIGNACIÓN SE EJERCIERE POR COMPLETO, LOS ACCIONISTAS VENDEDORES CONTINUARÁN TENIENDO APROXIMADAMENTE EL 36.6% DE LA COMPAÑÍA. LA COMPAÑÍA NO RECIBIRÁ RECURSOS DERIVADOS DE LA OFERTA.

LA OFERTA TIENE COMO PROPÓSITO PRINCIPAL INCREMENTAR LA PARTICIPACIÓN ACCIONARIA DEL PÚBLICO INVERSIONISTA EN LA COMPAÑÍA ASÍ COMO FORTALECER LA LIQUIDEZ DE LA ACCIÓN. LOS ACCIONISTAS VENDEDORES NO TIENEN INTENCIONES DE VENDER ACCIONES ADICIONALES EN UN FUTURO INMEDIATO Y HAN EXPRESADO SU INTERÉS POR CONTINUAR TENIENDO SU PARTICIPACIÓN ACCIONARIA EN LA COMPAÑÍA ASÍ COMO DE SEGUIR MANEJANDO ACTIVAMENTE LA COMPAÑÍA.

LA OFERTA SE REALIZARÁ ÚNICAMENTE A TRAVÉS DE UN PROSPECTO DE COLOCACIÓN. MERRILL LYNCH & CO. INC. ACTUARÁ COMO COORDINADOR GLOBAL E INTERMEDIARIO COLOCADOR LÍDER DE LA OFERTA INTERNACIONAL; BBVA BANCOMER ACTUARÁ COMO INTERMEDIARIO COLOCADOR LÍDER EN MEXICO.

LA OFERTA EN MÉXICO ÚNICAMENTE PODRÁ REALIZARSE UNA VEZ AUTORIZADA POR LA COMISIÓN NACIONAL BANCARIA Y DE VALORES (LA "CNBV"). ARA Y LOS ACCIONISTAS

VENDEDORES HAN SOLICITADO LA AUTORIZACIÓN RESPECTIVA DE LA CNBV. LA OFERTA EN MÉXICO SE REALIZARÁ CON BASE EN Y CONFORME A LO ESTABLECIDO EN EL PROSPECTO DE COLOCACIÓN CUYA PUBLICACIÓN SEA AUTORIZADA POR LA CNBV.

LOS VALORES OFRECIDOS EN LA OFERTA NO HAN SIDO NI SERÁN REGISTRADOS BAJO LA LEY DE VALORES DE ESTADOS UNIDOS DE 1933 (UNITED STATES SECURITIES ACT OF 1933 O LA "LEY") Y NO PUEDEN SER OFRECIDOS O VENDIDOS EN LOS ESTADOS UNIDOS, O PARA LA CUENTA O BENEFICIO DE CIUDADANOS DE ESTADOS UNIDOS O DE CUALQUIER FORMA DISTRIBUIDOS EN LOS ESTADOS UNIDOS, SIN EL DEBIDO REGISTRO BAJO LA LEY O ALGUNA EXCEPCIÓN APLICABLE DE LOS REQUERIMIENTOS DE REGISTRO BAJO LA LEY. ESTE COMUNICADO DE PRENSA NO CONSTITUYE UNA OFERTA PARA VENDER O UNA INVITACIÓN A PRESENTAR UNA OFERTA PARA COMPRAR LAS ACCIONES EN LOS ESTADOS UNIDOS.

ACERCA DE ARA
CONSORCIO ARA, S.A. DE C.V. ES UNA EMPRESA DESARROLLADORA DE VIVIENDA INTEGRADA VERTICALMENTE QUE SE ESPECIALIZA PRINCIPALMENTE EN LA CONSTRUCCIÓN DE DESARROLLOS HABITACIONALES DE INTERÉS SOCIAL. LA COMPAÑÍA TAMBIÉN SE DEDICA A LA CONSTRUCCIÓN DE DESARROLLOS HABITACIONALES DE VIVIENDA ECONÓMICA CONOCIDA COMO VIVIENDA "PROGRESIVA", ASÍ COMO DE VIVIENDA MEDIA Y RESIDENCIAL. LA COMPAÑÍA CONSTRUYE TODA LA INFRAESTRUCTURA URBANA Y LAS INSTALACIONES DE SUS DESARROLLOS HABITACIONALES, INCLUYENDO CALLES, PARQUES, SISTEMAS DE SUMINISTRO DE AGUA, PLANTAS DE LUZ, ESCUELAS Y ZONAS COMERCIALES.

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Relevant Events of CONSORCIO ARA, S.A. DE C.V.

Date of Receipt at BMV: Feb. 17, 2005 4:05 PM

Date:
2/17/2005

Subject:
FOURTH QUARTER 2004 RESULTS

Relevant Events:
CONSORCIO ARA HAD REVENUE OF $5,778.2 MILLION PESOS IN 2004

Consorcio ARA sold 7,104 units in 2004

Mexico, F.D. on February 17, 2005. Consorcio Ara (BMV: ARA*), the most dynamic housing developer in the country reported revenue of $5,778.2 million pesos in 2004, an increase of 13.9 percent with respect to 2003. Achieving 17,104 units, a figure that is equivalent to 26,204 units at the industry representative price.

In its report to the Mexican Stock Exchange, the company showed in 2004, that it reached $1,679.0 million in gross profit, a figure representing a real increase of 14.7 percent with respect to the prior year. The corresponding margin reached levels of 29.1 percent. Operating profit reached $1,234.4 million pesos with a margin of 21.4 percent, which represents an increase of 15.0 percent with respect to 2003. With respect to net profit, it reached $1,008.5 million pesos in 2004, with a net margin of 17.5 percent, which represents an increase of 34.0% with respect to the same quarter of the prior year.

"ARA's results in 2004 show the company's strength and advantage in the sector as well as the consistency of its operations," indicated Donald Forseck, finance director at Consorcio ARA.

In this regard, sales financed in PROSAVI-PROGRESIVA during 2004 were 1,916 units and they reached $365.0 million pesos, in FOVISSSTE 1,563 units were recorded reaching $459.7 million pesos. As regards transactions with INFONAVIT, there were 7,092 units during the year, reaching $1,939.8 million pesos. These results give an increase in the company's public-interest segment of 1.2% in revenue.

Average-type dwellings had an increase of 39.0 percent in revenue compared to the same period of the prior year by recording $1,270 million pesos with 2,272 units. It is important to indicate that this segment will continue enriching the sales mixture.

Residential-type dwellings reached $348.7 million pesos in revenue, by selling 211 units compared to the 128 units recorded in 2003. The emphasis of offering this type of dwelling at an average price of approximately $1.5 million will continue. This segment will include in the near future products nonexistent in the market today. Such is the case of a residential project in the State of Morelos, which will include a golf course, developed residences and lots adjacent to the fairway.

With respect to the results of the fourth quarter of 2004; Consorcio ARA had sales of 5,206 units, equivalent to 8,330 units at the industry representative price with revenue of $1,846.2 million pesos, an increase of 14.4% with respect to the fourth quarter of 2003. Gross profit increased by 14.9 percent, with respect to 2003, reflecting a gross margin of 29.1% and reaching $538.1 million. Operating profit reached $401.6 million pesos which represents an increase of 16.4 percent, with an operating margin of 21.8%. With respect to net profit it grew by 67.8 percent, from 2004 compared to 2003 and obtained a net margin of 26.2%.

With respect to the land reserve, Consorcio ARA continues to have the optimum one for its strategic, operational, and financial development, because it amounts to a surface area of 30.8 million square meters sufficient to build 133,051 dwellings in the master plan.

Consorcio ARA is the most profitable company in the sector, as a result of a combination of factors, such as the ability to build large volumes of high-quality housing at a low production cost, as well as its experienced management with three decades in the sector. Consorcio ARA has significant experience in the construction of public-interest housing, average-type housing, residential, and tourism-residential housing, and it is a leading company, with an enviable financial strength, listed on the BMV since 1996, and it is part of its index. In its 27 years it has built and sold more than 150,000 dwellings.

###

For more information:
Fernando Robles, Esq.
Public Relations Manager
Consorcio ARA
Tel.: 5280.7197 / 044.55.5403.3151
Email: frobles@ara.com.mx

Foreign Market:

Relevant Events of CONSORCIO ARA, S.A. DE C.V.

Date of Receipt at BMV: Apr. 21, 2005 3:47 PM

Date:
4/21/2005

Subject:
MEETING OF SHAREHOLDERS OF CONSORCIO ARA S.A. DE C.V. AUTHORIZES THE PAYMENT OF A CASH DIVIDEND OF $0.43 FOR EACH SHARE IN CIRCULATION

Relevant Events:
During the Regular General Meeting of Shareholders of Consorcio ARA SA de CV held today, the proposal of the Board of Directors to pay a cash Dividend of $0.43 pesos per share in circulation ($141,131,106), derived from the balance of the net taxable profit account, payable from May 24, 2005, was unanimously authorized.

Since the beginning, and with greater emphasis since becoming a "public company," Consorcio ARA has advocated a business strategy that combines financial strength, growth in the shareholder wealth over the long-term, and remaining in the vanguard of the sector both technologically and in its market share.

At the same time, Consorcio ARA has advanced in the best practices of corporate governance, as an important element in the institutionalization of the company and as a result, the safety of capital for shareholders.

Consorcio ARA believes that even with conditions eventually less favorable than the ones experienced in recent years, its plans – for at least the next five years – which include differentiation of its product, operations, and strategic associations toward complementary businesses, may be undertaken with reasonable stability and a good likelihood of success, considering that the conditions of economic stability allow access to the financial markets.

The foregoing supports the principle of offering the market an attractive investment, wealth, and financial strength.

Based on the foregoing and considering the current and future conditions of the Mexican economy, Consorcio ARA has proposed establishing a dividend policy that complements the growth of shareholder wealth, maintaining the financial strength that the company has operated with and on which its strategy is based, vis-à-vis its shareholders and the financial markets.

As a start of this position by the company, the meeting of shareholders of April 21, 2005, approved the payment of the aforementioned dividend.

As per its usual posture, Consorcio ARA will continue in close contact with its investors and the financial markets with respect to the relevant growth plans and financial policies.

Foreign Market:

Relevant Events of CONSORCIO ARA, S.A. DE C.V.

Date of Receipt at BMV: Apr. 21, 2005 3:57 PM

Date:
4/21/2005

Subject:
1ST QUARTER 2005 RESULTS

Relevant Events:
CONSORCIO ARA WILL PAY A CASH DIVIDEND OF $0.43 PESOS PER SHARE IN CIRCULATION

Consorcio ARA sold 3,941 units in the first quarter of 2005

Mexico, FD, on April 21, 2005.

During the Regular General Meeting of Shareholders of Consorcio ARA SA de CV held today, the proposal of the Board of Directors to pay a cash Dividend of $0.43 pesos per share in circulation ($141,131,106), derived from the balance of the net taxable profit account, payable from May 24, 2005, was unanimously authorized.

Consorcio Ara (BMV: ARA*), the most dynamic housing developer in the country reported revenue of $1,359.0 million pesos in the first quarter of 2005, an increase of 11.6 percent with respect to the same quarter in 2004. Achieving 3,941 units, a figure that is equivalent to 6,177 units at the industry representative price.

In its report to the Mexican Stock Exchange, the company showed in the first quarter of 2005, that it reached $391.9 million in gross profit, a figure representing a real increase of 11.3 percent with respect to the prior year. The corresponding margin reached levels of 28.8 percent. Operating profit reached $288.5 million pesos with a margin of 21.2 percent, which represents an increase of 12.7 percent with respect to the first quarter of 2004. With respect to net profit, it reached $216.9 million pesos, with a net margin of 16.0 percent, which represents an increase of 24.5% with respect to the same quarter of the prior year.

"ARA's results in the first quarter of 2005 show the company's strength and advantage in the sector as well as the consistency of its operations," indicated Donald Forseck, finance director at Consorcio ARA.

In this regard, sales financed in PROSAVI-PROGRESIVA during the first quarter of 2005 were 734 units and they reached $147.7 million pesos, in FOVISSSTE 466 units were recorded reaching $145.1 million pesos. As regards transactions with INFONAVIT, there were 1,077 units during the first quarter, reaching $338.1 million pesos. These results give an increase in the company's public-interest segment of 38.0% in revenue.

Average-type dwellings had an increase of 16.3 percent in revenue compared to the same period of the prior year by recording $329.8 million pesos with 588 units. It is important to indicate that this segment will continue enriching the sales mixture.

Residential-type dwellings reached $66.5 million pesos in revenue, by selling 39 units. The emphasis of offering this type of dwelling at an average price of approximately $1.5 million will continue. This segment will include in the near future products nonexistent in the market today. Such is the case of a residential project in the State of Morelos, which will include a golf course, developed residences and lots adjacent to the fairway.

With respect to the results of the last twelve months, a period running from April 2004 to March 2005; Consorcio ARA had sales of 17,537 units, equivalent to 27,112 units at the industry representative price with revenue of $5,964.7 million pesos, an increase of 13.5% with respect to the same period in the prior year. Gross profit increased by 14.1 percent, reflecting a gross margin of 29.0% and reaching $1,732.4 million. Operating profit reached $1,276.8 million pesos which represents an increase of 14.7 percent, with an operating margin of 21.4%. With respect to net profit it grew by 36.0 percent, and obtained a net margin of 17.8%.

With respect to the land reserve, Consorcio ARA continues to have the optimum one for its strategic, operational, and financial development, because it amounts to a surface area of 30.3 million square meters sufficient to build 130,126 dwellings in the master plan.

Consorcio ARA is the most profitable company in the sector, as a result of a combination of factors, such as the ability to build large volumes of high-quality housing at a low production cost, as well as its experienced management with three decades in the sector. Consorcio ARA has significant experience in the construction of public-interest housing, average-type housing, residential, and tourism-residential housing, and it is a leading company, with an enviable financial strength, listed on the BMV since 1996, and it is part of its index. In its 27 years it has built and sold more than 150,000 dwellings.

###

For more information:
Fernando Robles, Esq.
Public Relations Manager
Consorcio ARA
Tel.: 5280.7197 / 044.55.5403.3151
Email: frobles@ara.com.mx

Foreign Market:

Relevant Events of CONSORCIO ARA, S.A. DE C.V.

Date of Receipt at BMV: July 21, 2005 6:16 PM

Date:
7/21/2005

Subject:
SECOND QUARTER 2005 RESULTS

Relevant Events:
Consorcio ARA reported Revenue of $1,539.8 million pesos in its report to the Mexican Stock Exchange corresponding to the Second Quarter of 2005.

§ Consorcio ARA had a net profit of 227.7 million pesos with a net margin of 14.8%

Mexico, F.D. on July 21, 2005. Consorcio Ara (BMV: ARA*), the most dynamic housing developer in the country reported revenue of $1,539.8 million pesos in the second quarter of 2005, an increase of 15.8 percent with respect to the same quarter in 2004. in this quarter ARA achieved 4,596 units, a figure that is equivalent to 7,000 units at the industry representative price.

In its report to the Mexican Stock Exchange, the company achieved in the second quarter of 2005, $445.4 million in gross profit, a figure representing a real increase of 15.8% with respect to the prior year. The corresponding margin reached levels of 28.9%. Operating profit reached $325.2 million pesos with a margin of 21.1%, which represents an increase of 16.5% with respect to the second quarter of 2004. With respect to net profit, it reached $227.7 million pesos, with a net margin of 14.8%, which represents an increase of 34.2% with respect to the same quarter of the prior year.

"ARA's results in the second quarter of 2005 are the result of the successful implementation of a strategic plan oriented toward satisfying our customers and a clear business vision. These two ingredients, added to effective and transparent management, have been a successful formula that has resulted for several years in a high value added to the company's operations and keep it in a privileged place in a sector which now is facing tremendous competition," indicated Jaime del Rio, Director of Investor Relations of Consorcio ARA.

In this regard, sales financed in PROGRESIVA during the second quarter of 2005 were 840 units and they reached $165.3 million pesos, which represents an increase of 194.7% compared to the same period of the prior year. In the FOVISSSTE segment 390 units were recorded reaching $116.9 million pesos. As regards transactions with INFONAVIT, there were 1,523 units during the second quarter, reaching $459.8 million pesos.

Average-type dwellings had an increase of 42.6 percent in revenue compared to the same period of the prior year by recording $354.0 million pesos with 612 units. It is important to indicate that this segment will continue enriching the sales mixture.

Residential-type dwellings reached $54.4 million pesos in revenue, by selling 33 units compared to the 128 units recorded in 2003. The emphasis of offering this type of dwelling at an average

price of approximately $1.5 million will continue. This segment will include in the near future products nonexistent in the market today. Such is the case of a residential project in the State of Morelos, which will include a golf course, developed residences and lots adjacent to the fairway.

With respect to the results of the last twelve months, a period running between July 2004 and June 2005; Consorcio ARA had sales of 17,979 units, equivalent to 28,070 units at the industry representative price with revenue of $6,175.5 million pesos, an increase of 13.9% with respect to the prior year.

– continued –

Gross profit increased by 14.3 percent, reflecting a gross margin of 29.0% and reaching $1,793.1 million. Operating profit reached $1,322.9 million pesos which represents an increase of 15.2 percent, with an operating margin of 21.4%. With respect to net profit it grew by 40.6 percent, and obtained a net margin of 18.2%.

Consorcio ARA's land reserve has great geographic diversification and allows optimum strategic, operational, and financial development of the company, at the same time as maintaining high standards of quality at a low cost of production. This reserve amounts to a surface area of 32.0 million square meters enough to build 136,766 dwellings in the master plan.

Consorcio ARA
Consorcio ARA is the most profitable company with the best financial position in the sector, as a result of its extraordinary ability to take advantage of economies of scale, at the same time as maintaining high standards of quality at a low cost of production. Likewise, ARA has nearly three decades of experience in the construction and sale of housing and it has sold more than 150,000 homes throughout its history.

Consorcio ARA specializes in the construction of public-interest housing, average-type housing, residential and tourism residential housing. ARA has an enviable financial strength, it has been listed on the BMV since 1996, and it is part of its index.

###

For more information:

Jaime del Rio
Director of Investor Relations
Consorcio ARA
Tel. 5251.4670
email: jdelrio@ara.com.mx

Fernando Robles
Public Relations Manager

Consorcio ARA
Tel.: 5280.7197
Email: frobles@ara.com.mx

Foreign Market:

Relevant Events of CONSORCIO ARA, S.A. DE C.V.

Date of Receipt at BMV: Aug. 26, 2005 1:08 PM

Date:
8/26/2005

Subject:
Consorcio ARA Receives "Gold Prize for Quality 2005"

Relevant Events:
Consorcio ARA Receives "Gold Prize for Quality 2005"

Mexico F.D., on August 26, 2005 – Consorcio ARA, S.A. de C.V. (BMV: ARA*), one of the principal real-estate developers in Mexico, was awarded with the international "Gold Prize for Quality 2005" award; which prize has been awarded for 20 years to celebrities, great communicators, artists, and companies, who because of their important professional and business work, are elected to be deserving of this international recognition.

During delivery of the prize to the quality winner, Consorcio ARA was distinguished as a committed, visionary company that meets the highest standards in its corporate practices, allowing recognition by the attending celebrities.

Likewise, Same Out Group, the event organizer, noted that the prize given to Consorcio ARA is due in large part to its being a vanguard and innovative company, which besides having the highest quality houses, also contributes to the development and growth of the country, to the benefit of thousands of Mexican families.

"To offer a secure, dignified and functional roof of the highest quality; to elevate the quality of life, to generate opportunities for Mexicans and to offer assets to families, this is the reason why we work every day," stated Jaime del Rio, Esq., Director of Investor Relations at Consorcio ARA, on receiving the recognition.

The awarding of the "Gold Prize for Quality" confirms that Consorcio ARA [is] a company that meets the most rigorous international quality material, and technical standards of building, which is evidence of its commitment to society, as one of the leaders in the home-building sector.

About Consorcio ARA
Consorcio ARA is the most profitable company with the best financial position in the sector, as a result of its extraordinary ability to take advantage of economies of scale, at the same time as maintaining quality standards at a low cost of production. Likewise, ARA has nearly three decades of experience in building and selling homes, and it has sold more than 150,000 homes throughout its history.

Consorcio ARA specializes in the construction of public-interest housing, average-type homes, residential and tourism-residential homes. ARA has an enviable financial strength, it has been listed on the BMV since 1996 and is part of its index.

###

Fernando Robles
Public Relations Manager
Consorcio ARA
Tel.: (55) 5280.7197
Email: frobles@ara.com.mx

Foreign Market:

Relevant Events of CONSORCIO ARA, S.A. DE C.V.

Date of Receipt at BMV: Oct. 20, 2005 6:14 PM

Date:
10/20/2005

Subject:
3RD QUARTER RESULTS

Relevant Events:
Consorcio ARA reported revenue of $1,676.2 million pesos in its report to the Mexican Stock Exchange corresponding to the third quarter of 2005.

§ Consorcio ARA had a net profit of 271.4 million pesos, which represents a 46.1% increase reaching a net margin of 16.2%

Mexico, F.D., on October 20, 2005 – Consorcio ARA (BMV: ARA*), the most profitable housing developer in the country, reported revenue of $1,676.2 million pesos for the third quarter of 2005, an increase of 17.3% with respect to the same quarter in 2004. ARA in this quarter achieved 4,800 units, which figure is equivalent to 7,619 units at the industry-representative price.

In its report to the Mexican Stock Exchange, the company achieved in the third quarter of 2005, $484.1 million in gross profit, a figure representing a real increase of 16.1% with respect to the prior year. The corresponding margin reached levels of 28.9%. Operating profit reached $357.1 million pesos with a margin of 21.3%, which represents an increase of 16.3% with respect to the third quarter of 2004. With respect to net profit, it reached $271.4 million pesos, with a net margin of 16.2%, which represents an increase of 46.1% with respect to the same quarter of the prior year.

"ARA's results in the third quarter of 2005 are the result of the successful implementation of a strategic plan oriented toward satisfying our customers and a clear business vision. These two ingredients, added to effective and transparent management, have been a successful formula that has resulted for several years in a high value added to the company's operations and keep it in a privileged place in a sector which now is facing tremendous competition," indicated Jaime del Rio, Director of Investor Relations of Consorcio ARA.

In this regard, sales financed in PROGRESIVA during the third quarter of 2005 were 1,247 units and they reached $257.3 million pesos, which represents an increase of 120.2% compared to the same period of the prior year. In the FOVISSSTE segment 698 units were recorded reaching $228.0 million pesos. As regards transactions with INFONAVIT, there were 1,064 units during the third quarter, reaching $339.1 million pesos.

Average-type dwellings had an increase of 31.8 percent in revenue compared to the same period of the prior year by recording $3431.3 million pesos with 688 units. It is important to indicate that this segment will continue enriching the sales mixture in the future.

Residential-type dwellings reached $65.4 million pesos in revenue, by selling 38 units compared to the 128 units recorded in 2003. The emphasis of offering this type of dwelling at an average price of approximately $1.5 million will continue. This segment will include in the near future products nonexistent in the market today. Such is the case of a residential project in the State of Morelos, which will include a golf course, developed residences and lots adjacent to the fairway.

With respect to the results of the last twelve months, a period running between October 2004 and September 2005; Consorcio ARA had sales of 18,543 units, equivalent to 29,450 units at the industry representative price with revenue of $6,479.1 million pesos, an increase of 14.9% with respect to the prior year.

Gross profit increased by 14.7 percent, reflecting a gross margin of 29.0% and reaching $1,876.6 million. Operating profit reached $1,385.0 million pesos which represents an increase of 15.6 percent, with an operating margin of 21.4%. With respect to net profit it grew by 47.3 percent, and obtained a net margin of 18.8%.

Consorcio ARA's land reserve has great geographic diversification and allows optimum strategic, operational, and financial development of the company and allows optimum strategic, operational, and financial development of the company. The reserve amounts to a surface area of 34.7 million square meters enough to build 146,221 dwellings in the master plan.

Consorcio ARA
Consorcio ARA is the most profitable company with the best financial position in the sector, as a result of its extraordinary ability to take advantage of economies of scale, at the same time as maintaining high standards of quality at a low cost of production. Likewise, ARA has nearly three decades of experience in the construction and sale of housing and it has sold more than 150,000 homes throughout its history.

Consorcio ARA specializes in the construction of public-interest housing, average-type housing, residential and tourism residential housing. ARA has an enviable financial strength, it has been listed on the BMV since 1996, and it is part of its index.

###

For more information:

Jaime del Rio
Director of Investor Relations
Consorcio ARA
Tel. 5251.4670
email: jdelrio@ara.com.mx

Fernando Robles
Public Relations Manager
Consorcio ARA
Tel.: 5280.7197

Email: frobles@ara.com.mx

Foreign Market:

Relevant Events of CONSORCIO ARA, S.A. DE C.V.

Date of Receipt at BMV: Nov. 9, 2005 11:38 AM

Date:
11/8/2005

Subject:
Consorcio ARA and COP Inaugurate "Centro Las Américas": The Largest Shopping Center in the Eastern Mexico Valley

With an investment of more than 825 million pesos, "Centro Las Americas" is becoming the largest place to shop in the eastern part of the Mexico Valley and it generates more than 8 thousand direct and indirect jobs.

Mexico, F.D., November 8, 2005 – Consorcio ARA, through PDC2 (Promotora y Desarrolladora de Centros Comerciales), undertook the inauguration of Centro las Américas, the largest shopping center in the east of the Mexico Valley, with the presence of the Constitutional Governor of the State of Mexico, Enrique Peña Nieto, Esq., and the Municipal President of Escatepec, Morelos, Dr. Eruviel Ávila Villegas.

Centro Las Américas is the second shopping center developed thanks to the joint venture of Promotora y Desarrolladora de Centros Comerciales (PDCC), a subsidiary company of Consorcio ARA, and O'Connor Capital Partners (OCP). AT the end of 2003 PDCC signed a framework 50-50% joint venture with O'Connor Capital Partners, using its most recent fund, O'Connor North America Property Partners. Four years ago Consorcio ARA established "Promotora y Desarrolladora de Centros Comerciales (PDCC) to develop, operate, and manage assets and thus to give value added to its housing complexes. OCP has developed more than 30 shopping centers in the United States and Europe. PDCC and OCP have learned to recognize the potential and needs of the commercial property market, thus creating an important link between the authorities, the community, and its customers. The first shopping center operated under this agreement is "Centro San Miguel," located in Cuautitlán Izcalli, State of Mexico.

"The support by the authorities of the State of Mexico and the Municipality of Escatepec, Moreles; the trust and participation of business partners, customers, and suppliers, among which are Grupo Arquitech, ADtec Gerencia de Construcción, Escala and Procsa, have allowed Centro las Américas to be the first regional shopping center in the east of the Mexico Valley. The center has a direct investment of 825 million pesos, plus the investment of our lessees, thus amounting to 1,200 million pesos, which translate into the generation of more than 8 thousand jobs, 3 thousand 500 direct and another 4 thousand 500 indirect," stated Engineer Luis Felipe Ahumada Russek, Vice President of the Board of Directors of Consorcio ARA and Director General of PDCC.

Centro "Las Américas" is developed on an area of 267,709 m2 and it is divided into two concepts: "Fashion Mall" and "Power Center." The former is anchored by two of the most important department stores of the country: Liverpool and Sears, with other prestigious establishment: C&A, Suburbia and Sanborns. As part of this concept, an Organización Ramírez theater complex (Cinépolis) with 14 screens is included, as well as a restaurant area and a fast-

food area, to amount to a total of 140 commercial establishments with all types of stores. There are also significant entertainment spaces for all ages: Yak, Recórcholis and a children's game area sponsored by Helados Holanda.

The Fashion Mall also includes the major financial institutions in the country: Banamex, Bancomer, HSBC, Banorte, Scotiabank, Inverlat and other leading telephone companies participate: Telmex, Telcel, Telefónica Movistar and Unefón.

Also, it is the only shopping center in the area that has a Fiesta Inn five-star hotel, with 142 rooms and that has 4 thousand 400 parking places. It has the most modern closed-circuit television equipment that permanently monitors all areas of the Shopping Center for the safety of its customers. Likewise, a full equipment automation system is installed to optimize the correct operation of its lighting systems with significant savings in the consumption of electricity, and it has a smoke-detection system and fire system, designed according to the highest quality standards. To optimize the use of water a wastewater treatment plant was installed, whose water will be reused for the shopping center's sanitary services and to irrigate green areas; and a modern musical atmosphere system was installed to the delight of all.

Centro Las Américas" [sic] is located at Avenida Central (Hank González), corner of Av. Primero de Mayo, and it forms part of the "Las Américas Urban Complex" which besides the shopping center includes more than 13 thousand dwellings by Consorcio ARA, as well as daycare centers, primary, secondary, and preparatory schools, green areas, sports areas, and a regional hospital center.

The shopping center was developed in record time of 15 months and it will service more than 1 million 622 thousand inhabitants of the Municipality of Ecatepec, as well as having an influence on the municipalities of Tecámac, Tizayuca, Acolman, Atenco, Jaltenco, Coacalco, Texcoco, and Tultitlán. According to INEGI, Escatepec, Morelos, is considered as one of the 15 most developed and highest growth municipalities in the country.

"Centro Las Americas" is an example of what can be achieved when a great vision is backed up by the experience, ability to perform, financial strength, support of the authorities, and a great team of advisors. When we at PDCC and OCP analyzed two years ago the opportunity of investing in Central Las Americas, there was no lack of skeptics. It wasn't an easy decision, there was a lot to be done to get a business strategy that had never before been tried in Ecatepec. The discipline in the analysis, the support of our expert advisors in each risk area, and the joint vision of PDCC and OCP were determinant in our undertaking this project. Thanks to the push and dedication of PDCC, this vision has materialized into a great project to the benefit of the community of Ecatepec, our tenants, and our stockholders," assured Ricardo Zuñiga Massieu, Director General of O'Connor Capital Partners in Mexico.

"Centro Las Américas is at the vanguard of the commercial real-estate business in Mexico, and it forms part of the Master Plan developed by Consorcio ARA. Our company's mission is to elevate the quality of life in the community it serves, by contributing with quality developments in the areas of infrastructure, urban development, urban facilities, commerce and housing,"

concluded Engineer Luis Felipe Ahumada Russek, Vice President of the Board of Directors of Consorcio ARA and Director General of PDCC.

PDCC and O'Connor have stamped out a new direction in the development and operation of shopping centers in Mexico.

Relevant Data:
Name: Centro Las Américas
Type of Shopping Center: Regional Shopping Center: Fashion Mall (FM) and Power Center (PC)
Owner: Consorcio ARA, PDCC-O'Connor Capital Partners
Address: Av. Central corner of Primero de Mayo – Block 4 Lot 1 and 2, Post Code 55075
City: Ecatepec, Morelos, State of Mexico, Mexico
Website: www.centrolasamericas.com
Email; informes@pdc2.com

Operational start date: November 9, 2005
Total surface area (m2): 267,709 (FM: 167,073) (PC: 100,636)
Built surface area (m2): 142,629.18 m2 under construction (FM: 102,827.91) (PC: 39,801.27) – when 100% complete.
Rentable surface area (m2) 119,019 (FM: 75,277) (PC: 43,742)
Training surface area (m2): FM: 8,152.64 (YAK, Cinepolis, Recórcholis, Food Court area and Holanda Area)

Surface area and name of Supermarkets (m2): PC: Wal Mart (15,347), SAM'S (14,033)

Surface area and names of Department Stores (m2): Liverpool (25,103.58), Sears (10,849.97), Suburbia (5,031.69), Sanborn's (2,136.52), C&A (2,199.09)

Number of kiosks: 43 (Fashion Mall and Power Center)
Number of parking places: 4,274
Theater company: Organización Ramírez: Cinépolis
Number of screens: 14
Number of commercial establishments: 240
Direct jobs: 3,500
Construction time: 427 days
Indirect jobs: 4,500
Investment: 825 million pesos
Larges retailers: Liverpool, Sears, Cinépolis, Wal-Mart, Sam's, Suburbia, Yak, Office Max, Sanborn's, C&A, Mix up, Fiesta Inn

Construction data:
Concrete: 20,400 m3 (approximately) = 3,000 cement mixers
Facades: Premises: 2,700 m2, plate: 7,500 m2, Quarry: 1,550 m2
Trucks: 30,000 trucks moving ground material
Cable: 287 kilometers

Asphalt: 137,500 m2 (20 times the Azteca Stadium field)

Consorcio ARA

Consorcio ARA is the most profitable company with the best financial position in the sector, as a result of its extraordinary ability to take advantage of economies of scale, at the same time as maintaining high standards of quality at a low cost of production. Likewise, ARA has nearly three decades of experience in the construction and sale of housing and it has sold more than 150 thousand homes throughout its history.

Consorcio ARA specializes in the construction of public-interest housing, average-type housing, residential and tourism residential housing. ARA has an enviable financial strength, it has been listed on the BMV since 1996, and it is part of its index.

For more information:

Jaime del Rio
Director of Investor Relations
Consorcio ARA
Tel. (01.55) 5596.8803
email: jdelrio@ara.com.mx

Fernando Robles
Public Relations Manager
Consorcio ARA
Tel.: (01.55) 5279.7130
Email: frobles@ara.com.mx

Ivonne Lugo Vázquez, Esq.
Marketing Manager, PDC2
Tel.: (01.55) 5265.3565
Email: ilugo@pdc2.com

Sue Mackenzie
Investor Relations, O'Connor Capital Partners
Tel.: (01.55) 2167.3016 / (001.212) 546.0814
Email: smackenzie@oconnorcp.com

Foreign Market:

Relevant Events of CONSORCIO ARA, S.A. DE C.V.

Date of Receipt at BMV: Dec. 15, 2005 11:38 AM

Date:
12/15/2005

Subject:
Consorcio ARA Inaugurates Offices in THE CITY OF CHICAGO, Illinois, USA, together with Hipotecaria Su Casita

Relevant Events:
Servicio Su Casita and Consorcio ARA Join Forces for Immigrants in Chicago

• Inaugurate joint office

Chicago, Illinois, December 15, 2005

Consorcio ARA, with more than 28 years of experience and a leader in the housing sector in Mexico, together with Hipotecaria Su Casita, undertook the inauguration of their new offices in the United States, located at 5529 W. Cermak Rd., Cicero, IL 60804, an event that was attended by Carlos Manuel Sada Solana, Consul General of Mexico in Chicago. With this, Consorcio ARA is approaching thousands of Mexicans in the Midwest USA with the possibility of obtaining a mortgage loan to undertake the purchase of an ARA House in the Mexican Republic.

With this opening, Illinois is added to the offices of Consorcio ARA New York, with the commitment of approaching even further Mexicans working in the United States for the possibility of building wealth in Mexico; either for their families, retirement, or investment, with attractive sales plans, without having to move from the city where they work.

The company offers all Mexicans in the United States attractive public-interest housing products, average-type, residential, and tourism-residential housing in different states in the Mexican Republic, such as the Mexico Valley, the State of Mexico, Quintana Roo, Baja California, Morelos, Guanajuato, Veracruz, Puebla, Michoacán, Nuevo León, Jalisco, Querétaro, Chihuahua and Guerrero, which can be bought through Hipotecaria Su Casita, with loans and simple processing, regardless of the immigration status or finances.

All the homes built by Consorcio ARA are of the highest quality, with the best price and important technology in environments ideal for living with safety and tranquility; with all the necessary services, such as roads, water systems, electricity and gas, green areas, commercial areas, schools, hospitals, sports areas and leisure spaces.

During the event, Engineer José Antonio Aguilar Obregón, Vice President for Sales at Consorcio ARA, commented: "All our countrymen who are not only in the Midwest United States, but throughout the country, now have the ability to give an asset to their families in Mexico, besides investing and contributing to the economy and job growth, even being far from home."

"We thank all those present, Su Casita, the Consul General of Mexico in Chicago, for the support for the opening of these new offices, which we want to become a Mexican space for Mexicans were we put at our service at your service to get you closer to your country and to be able to fulfill your dream of making your home a reality," commented Engineer Aguilar Obregón. The desire to have one's own house is a dream shared by all Mexicans. Consorcio ARA and Su Casita, with the support of the authorities, through these new offices, make it possible.

Consorcio ARA
Consorcio ARA is the most profitable company with the best financial position in the sector, as a result of its extraordinary ability to take advantage of economies of scale, at the same time as maintaining high standards of quality at a low cost of production. Likewise, ARA has nearly three decades of experience in the construction and sale of housing and it has sold more than 150,000 homes throughout its history. The company specializes in the construction of public-interest housing, average-type housing, residential and tourism residential housing. ARA has an enviable financial strength, it has been listed on the BMV since 1996, and it is part of its index.

Contacts:

Fernando Robles
Tel.: (01.55) 5279.7130
Email: frobles@ara.com.mx

Diana Miller
Tel.: (01-55) 5481-8377
dmiller@sucasita.com.mx
Offices in CHICAGO:
5529 W. Cermak Rd. Cicero, IL 60804
Telephone numbers: (800) 953.1272 / (708) 652.7272
Website: www.casasara.com.mx

Foreign Market:

Relevant Events of CONSORCIO ARA, S.A. DE C.V.

Date of Receipt at BMV: Jan. 24, 2006 11:33 AM

Date:
1/24/2006

Subject:
Consorcio ARA Obtains the Best Ratings in the Sector from Standard & Poor's and Moody's

Relevant Events:
Consorcio ARA Obtains the Best Ratings in the Sector from Standard & Poor's and Moody's Investors Service

Mexico, F.D., on January 24, 2006 – Consorcio ARA, S.A. de C.V. (BMV: ARA*), a company with nearly three decades of experience and one of the principal real-estate developers in Mexico, received from Standard & Poor's and Moody's Investors Service the best ratings in the home-building sector in Mexico, which are "mxA+" and "A2.mx" ("Ba2" global), respectively.

These ratings obtained undoubtedly support the financial and operational strength of Consorcio ARA, which since 1996 started its participation in the Mexican Stock Exchange and is also listed with ADR bonds in New York. It is also important to mention that Consorcio ARA is the only company in the sector which as of today has paid dividends and reached or surpassed its objectives in 36 quarters since 1996.

The ratings granted are a reflection of the low leveraging of the company, operational and collection efficiency, margin stability, adequate liquidity, and constant generation of free cash flow, an ability to respond quickly to the market and the largest land reserve in the housing development sector.

Consorcio ARA now has real-estate developments in operation throughout 14 states in the Mexican Republic, which a focus on those with the highest percentages of population and economic growth. The company specializes in the development of progressive housing, public-interest housing, average housing, residential and tourism-residential housing, with a large geographic diversification and product mix, as well as mortgage providers.

"The decision to subject ourselves to these ratings is the result of an initiative to continuing to provide trust, certainty, and to maintain transparency in our operations with our investors and the financial markets," commented Engineer Germán Ahumada Russek, President of the Board of Directors and Director General of Consorcio ARA.

"Today Consorcio ARA doesn't build houses, but rather a lifestyle; places and environments where our customers are proud to live and where families can grow with dignity. We want to be the most reliable, profitable, and innovative real-estate developer in Latin America," he added.

Consorcio ARA today has one of the fastest and most efficient construction processes in the industry, with a building system that allows the company to deliver public-interest housing in

approximately 30 days, which facilitates planning and reduces inventories, as well as significant control in all its levels.

During 2005 Consorcio ARA achieved 34.7 million square meters of land reserve, sufficient to build 146,221 master-plan homes, sufficient to guarantee its operations for at least 5.5 years and it will continuing acquiring strategic reserve, to provide its customers with the best products, in the best locations, with the greatest surplus value and value-added in the market.

Likewise, the company has an association with O'Connor Capital Partners for the development of commercial spaces. In this regard, during 2005 it undertook the inauguration of Centro Las Américas, one of the largest at the national level, and it will continue building shopping centers throughout the Republic as part of its strategy of providing greater added value to its developments.

Consorcio ARA
Consorcio ARA is the most profitable company with the best financial position in the sector, as a result of its extraordinary ability to take advantage of economies of scale, at the same time as maintaining high standards of quality at a low cost of production. Likewise, ARA has nearly three decades of experience in the construction and sale of housing and it has sold more than 150 thousand homes throughout its history.

# # #

For more information:

Jaime del Rio, Esq.
Director of Investor Relations
Consorcio ARA
Tel. 01 (55) 5596.8803
email: jdelrio@ara.com.mx

Fernando Robles, Esq.
Public Relations Manager
Consorcio ARA
Tel.: 01 (55) 5279.7130
Email: frobles@ara.com.mx

Foreign Market:

Relevant Events of CONSORCIO ARA, S.A. DE C.V.

Date of Receipt at BMV: Jan. 26, 2006 12:30 PM

Date:
1/26/2006

Subject:
Consorcio ARA will develop 4 relevant projects which will generate 12 thousand 500 million pesos in revenue

Consorcio ARA reports that it will obtain revenue of more than 12 thousand 500 million pesos through four relevant homebuilding projects. It is important to stress that this revenue corresponds only to four projects through their different building and sales phases, because the company will also continue with its planned investments and will continue to obtain revenue through the development of housing complexes throughout 14 states in the Mexican Republic.

In the city of Puebla, Consorcio ARA will institute a work that will have an important combination of high-rise and low-rise housing, which will amount to more than 5 thousand 300 average and residential type houses; meanwhile in the Mexico City municipality of Tlalnepantla a similar project will be undertaken. Both projects will amount, in total, to more than 100 buildings with an average of 8 floors each.

The third relevant project will be developed in Metepec, State of Mexico, where one thousand 950 average and residential type dwellings will be developed, on 76.8 hectares of land.

Likewise, the company is in the process of developing an innovative system that will allow it to penetrate a new market, by building a real-estate project that will have a 7 thousand yard golf course, located in the municipality of Emiliano Zapata, a suburb of Cuernavaca, Morelos, whose construction started in the middle of 2005. It will receive its first players in September 2006 and includes 800 residential type homes, as well as 843 fairway lots on 158 hectares of land.

Recently, Standard & Poor's and Moody's granted Consorcio ARA the best ratings in the housing development sector in Mexico, which are "mxA+" and "A2.mx" ("Ba2" global), respectively.

Consorcio ARA also reports that it will report to the BMV the results corresponding to the fourth quarter of 2005 on Monday, February 20, 2006. It is worth mentioning that Consorcio ARA is the only company in the sector which has paid dividends, which it will continue to do, and also it has met or exceeded its objectives in 36 quarters reported since 1996.

Consorcio ARA

Consorcio ARA is the most profitable company with the best financial position in the sector, as a result of its extraordinary ability to take advantage of economies of scale, at the same time as maintaining high standards of quality at a low cost of production. Likewise, ARA has nearly three decades of experience in the construction and sale of housing and it has sold more than 150 thousand homes throughout its history.

Foreign Market:

Date Received at BMV: Feb. 3, 2006 8:32 AM

Date:
2/3/2006

Subject:
Press Release

Relevant Events:
Press Release

Consorcio ARA: It's Time to Close Ranks in the Housing Development Sector

• The housing development sector now has all the strength needed to face the political situation the country is going through
• Consorcio ARA makes a call for unity with all entities related to the sector and the press

Mexico, F.D., on February 3, 2006 – Consorcio ARA (BMV: ARA*), the most profitable housing developer in the country, with more than 28 years of experience, reports its full support for the initiative of the Mexican Stock Exchange (BMV) to develop the Housing Index (IH), dedicated to the housing development sector, which has become a basic pillar of the country's economy during recent years.

This initiative is fundamental for the sector, because it will provide greater visibility for the public companies that pertain to the index, which will foster healthy competition in the industry, where each of the participants has the objective of contributing to the development of the country, because together they have experienced growth above expectations nationally and internationally.

Likewise, it is important to stress that the robustness of the housing development sector guarantees the stability of the industry in the face of any change that might occur in the country's political climate. From the point of view of Consorcio ARA, the political changes that are approaching will have little or no impact on the sector and on the actions of public companies, regardless of the result, because all the political parties have included in their platforms the subject of housing as a fundamental basis for the social and economic development of the country.

The sector today has relevant coordination from the housing organisms through CONAFOVI, as well as the strength required faced with any possible delay in the payment of mortgages on the part of the housing entities, which may derive, among other reasons, from the learning curve and adaptation of a new administration.

Likewise, Consorcio ARA also calls on the press for it to continue with the responsible and professional work that it has shown previously with a view toward the elections, because the housing development sector, because of its nature, works constantly and directly with the

municipal, state, and federal governments, and therefore it is common that some outside groups want to take propaganda advantages by confusing and politicizing public opinion.

In the face of this Consorcio ARA, as a public and socially responsible company, communicates its transparency and commitment to provide any type of first-hand information that is requested of it by any press entity that is acting responsibility and within the framework of legality, just like each one of the members of the Housing Index (IH) of the Mexican Stock Exchange (BMV).

###

Consorcio ARA

Consorcio ARA is the most profitable company with the best financial position in the sector, as a result of its extraordinary ability to take advantage of economies of scale, at the same time as maintaining high standards of quality at a low cost of production. Likewise, ARA has nearly three decades of experience in the construction and sale of public-interest, average-type, residential and tourism-residential housing and it has sold more than 150,000 homes throughout its history. Consorcio ARA has enviable financial strength, it has been listed on the BMV since 1996 and it has the best ratings in the sector, part of [sic] Standard & Poor's and Moody's Investor Service, which are "mxA+" and "A2.mx" ("Ba2" global), respectively.

Jaime del Rio, Esq.
Director of Investor Relations
Consorcio ARA
Tel. 5251.4670
email: jdelrio@ara.com.mx

Fernando Robles, Esq.
Public Relations Manager
Consorcio ARA
Tel.: 5280.7197
Email: frobles@ara.com.mx

www.consorcioara.com.mx

Foreign Market:

Relevant Events of CONSORCIO ARA, S.A. DE C.V.

Date Received at BMV: Feb. 9, 2006 8:33 AM

Date:
2/9/2006

Subject:
Consorcio ARA exceeding one million cubic meters of building during 2005

Relevant Events:
Consorcio ARA exceeding one million cubic meters of building during 2005

• Consorcio ARA has become one of the leaders in the housing development sector through its solid results and by maintaining its transparency

• During 2005 it produced 581 thousand 811 cubic meters of concrete, which once again makes it first in the sector in the production of this input.

Mexico, F.D., on February 9, 2006 – Consorcio ARA (BMV: ARA*), the most profitable housing developer in the country, with nearly three decades of experience, reported prior to "Housing Day," an event to be held in New York City, USA, that during 2005 it achieved and exceeded the figure of 1 million cubic feet of construction, as well as the production of 581 thousand 811 cubic meters of concrete, which once again makes it first in the sector in the production of this input, which is undoubtedly a reflection of its solid position, its sustained growth and a window on the annual results that the company will present on February 20, 2006.

Consorcio ARA, during 2006, celebrates its 29th anniversary of operations in the Mexican Republic, throughout which it has placed more than 160 thousand homes in the hands of Mexican families, and which has been characterized by its transparency, efficient corporate governance, intelligent management, and above all, timely performance with its shareholders since its incursion into the Mexican Stock Exchange (BMV) in 1996.

Consorcio ARA is the only company in the sector that has paid dividends and met or exceeded its goals in 36 reported quarters, which it will continue doing; by maintaining its total commitment to the right housing policy and the social and economic development of the country.

An example of this is that besides the one million cubic meters of building, during 2005 Consorcio ARA developed throughout the Mexican Republic nearly 727 thousand square meters of development, more than 187 thousand square meters of sidewalks, 186 thousand linear meters of edging [*guarniciones*], it placed more than 119 thousand linear meters of piping for potable water, 245 thousand linear meters of drainage, it placed 3 million 341 thousand 960 square meters of fencing, it built 11 schools, 11 neighborhood parks, 6 sports areas and one oft the five largest shopping centers in the country, called "Centro Las Américas" and located in the Municipality of Ecatepec, State of Mexico.

The results of 2005, which not only Consorcio ARA but all public companies in the housing development sector will present shortly, highlight the robustness of the housing development

sector, which guarantees the stability of the industry faced with any change that might occur in the political climate in the country.

Faced with this, the Director of Investor Relations of Consorcio ARA, Jaime del Rio, Esq. commented: "From our point of view, the political changes that are approaching will have little or no impact on the sector, regardless of the result, because all the political parties have including housing policy in their platform as a fundamental basis for the social and economic development of the country," he commented.

"Through commitment and joint work, today in the sector there is the strength required to face any eventual delay in the payment of mortgages by housing entities, which might drive, among other causes, from the learning curve and adaptation of a new administration," Mr. del Rio stated.

Likewise, Consorcio ARA ratifies its full support for the initiative of the Mexican Stock Exchange (BMV) to develop the Housing Index (IH), dedicated to the housing development sector, which has become a basic pillar of the country's economy during recent years and which together its participants have seen growth above expectations nationally and internationally.

It is important to mention that Consorcio ARA not only maintains the commitment to provide a safe roof and to improve the quality of life of Mexican families in Mexico, because it currently has a presence in the United States with offices in New York, Chicago, and soon in the state of California. The objective is to offer an integrated service to Mexican immigrants who wish to acquire a home, through a mortgage loan, in their country of origin. This opening is in response to the company's commitment to continue to bring to Mexicans who work in the Untied States the ability to build wealth in Mexico either for their families, retirement, or investment, in the 14 states where the company has operations, with attractive sales plans, loans with preferential conditions and simple processing, regardless of immigration or financial situation, and without having to leave the city where they work.

Thus, all Mexicans in the United States now have the ability to give an asset to their families in Mexico, besides investing and contributing the economy and job growth, even when far from home.

Consorcio ARA continues evolving to be the number one option, to be close to its shareholders and all Mexican families who need a safe roof. Today the company can state that it is an example in the housing development sector in the country; and so continues with the challenge of participating in the building of a new Mexico: more competitive, more efficient, and increasingly better.

Consorcio ARA

Consorcio ARA is the most profitable company with the best financial position in the sector, as a result of its extraordinary ability to take advantage of economies of scale, at the same time as maintaining high standards of quality at a low cost of production. Likewise, ARA has nearly three decades of experience in the construction and sale of public-interest, average-type,

residential and tourism-residential housing and it has sold more than 160,000 homes throughout its history. Consorcio ARA has enviable financial strength, it has been listed on the BMV since 1996 and it has the best ratings in the sector, part of [sic] Standard & Poor's and Moody's Investor Service, which are "mxA+" and "A2.mx" ("Ba2" global), respectively.

Jaime del Rio, Esq.
Director of Investor Relations
Consorcio ARA
Tel. (52.55) 5251.4670
email: jdelrio@ara.com.mx

Fernando Robles, Esq.
Public Relations Manager
Consorcio ARA
Tel.: (52.55) 5280.7197
Email: frobles@ara.com.mx

www.consorcioara.com.mx
www.casara.com.mx

Foreign Market:

Relevant Events of CONSORCIO ARA, S.A. DE C.V.

Date Received at BMV: Feb. 17, 2006 1:30 PM

Date:
2/17/2006

Subject:
Consorcio ARA Obtains the ESR-2006 Honor, Socially Responsible Company, Granted by CEMEFI

Relevant Events:
Press Release

Consorcio ARA Obtains the ESR-2006 Honor, Socially Responsible Company, Granted by CEMEFI

Mexico, F.D., on February 17, 2006 – Consorcio ARA, S.A. de C.V. (BMV: ARA*), one of the principal real-estate developers in Mexico, was honored for the first time as a Socially Responsible Company, by the Mexican Center for Philanthropy (CEMEFI).

The ESR honor is undoubtedly the most prestigious recognition that a Mexican company can receive for its corporate practices. To obtain it, it is necessary to be subjected to a scrupulous voluntary audit by a committee comprised of specialists from the Alliance for Business Social Responsibility (AliaRSE) and to sustain 120 indicators in area such as quality of life inside its organization, care and preservation of the environment, code of ethics, and connection with the community starting with a business mission.

Engineer Germán Ahumada Russek, president of the board of directors of Consorcio ARA commented: "We feel very proud for receiving the ESR honor for the first time. For us social responsibility is the commitment we maintain with society, through the ethical performance of our operations and by contributing to the economic and social development of the country, by building communities where families can improve their quality of life."

"This undoubtedly forces us to work more. For now we will continue offering dignified housing to Mexicans and cooperating with other private-initiative companies, as well as with the federal, state, and municipal governments, to deliver housing and services to the most vulnerable sectors of our society, through social programs led by the ARA Foundation," he concluded.

Throughout its nearly three decades of history, Consorcio ARA has developed more than 7.5 million square meters of building in the country; it has provided as safe roof to more than 150 thousand Mexican families; it has generated more than 750 thousand direct and indirect jobs and it has contributed to the social and economic developments of 17 States of the Republic.

Consorcio ARA continues evolving to be the number one option, to be close to its shareholders and all Mexican families who need a safe roof. Today the company can state that it is an example in the housing development sector in the country; and so continues with the challenge

of participating in the building of a new Mexico: more competitive, more efficient, and increasingly better.

###

Consorcio ARA

Consorcio ARA is the most profitable company with the best financial position in the sector, as a result of its extraordinary ability to take advantage of economies of scale, at the same time as maintaining high standards of quality at a low cost of production. Likewise, ARA has nearly three decades of experience in the construction and sale of public-interest, average-type, residential and tourism-residential housing and it has sold more than 160,000 homes throughout its history. Consorcio ARA has enviable financial strength, it has been listed on the BMV since 1996 and it has the best ratings in the sector, part of [sic] Standard & Poor's and Moody's Investor Service, which are "mxA+" and "A2.mx" ("Ba2" global), respectively.

Jaime del Rio, Esq.
Director of Investor Relations
Consorcio ARA
Tel. (52.55) 5251.4670
email: jdelrio@ara.com.mx

Fernando Robles, Esq.
Public Relations Manager
Consorcio ARA
Tel.: (52.55) 5280.7197
Email: frobles@ara.com.mx

www.consorcioara.com.mx
www.casara.com.mx

Foreign Market:

Relevant Events of CONSORCIO ARA, S.A. DE C.V.

Date Received at BMV: Feb. 20, 2006 6:24 PM

Date:
2/20/2006

Subject:
2005 YEARLY AND FOURTH QUARTER 2005 RESULTS

Relevant Events:
Consorcio ARA reported revenue of $6,772.7 million pesos in its report to the Mexican Stock Exchange corresponding to 2005

Consorcio ARA had a net profit of $1,104.8 million pesos, reaching a net margin of 16.3%

Mexico, F.D., on February 20, 2006 – Consorcio ARA (BMV: ARA*), the most profitable housing developer in the country, reported $6,772.7 million pesos, an increase of 13.4% compared to 2005 against 2004 [sic]. Gross profit increased 12.8 percent, reflecting a gross margin of 28.9% and reaching $1,958.0 million. Operating profit reached $1,444.5 million pesos which represents an increase of 13.2 percent, with an operating margin of 21.3%. With respect to net profit, it grew by 5.5 percent, and it obtained a net margin of 16.3%. "ARA's results in 2005 are a result of the successful implementation of a strategic plan oriented toward satisfying our customers and a clear business vision. These two ingredients, added to effective and transparent management, have been a successful formula that has resulted for several years in a high value added to the company's operations and keep it in a privileged place in a sector which now is facing tremendous competition," indicated Jaime del Rio, Director of Investor Relations of Consorcio ARA.

Sales financed in the PROGRESIVA segment during 2005 were 4,504 units and they reached $940.2 million pesos, which represents an increase of 149.3% compared to 2004.

Public-Interest housing reached 11,832 units sold and revenue of $3,869.1 million pesos, for its part, average-type housing had an increase of 19.2% in revenue compared to the prior year by recording $1,565.0 million pesos with 2,510 units sold, residential-type housing reached $292.2 million pesos in revenue, on selling 169 units. The emphasis of offering this type of dwelling at an average price of approximately $1.5 million will continue. This segment will include in the near future products nonexistent in the market today. Such is the case of a residential project in the State of Morelos, which will include a golf course, developed residences and lots adjacent to the fairway. Consorcio ARA's land reserve has great geographic diversification and allows optimum strategic, operational, and financial development of the company. This reserve amounts to a surface area of 35.7 million square meters enough to build 146,943 dwellings in the master plan.

With respect to the fourth quarter, Consorcio ARA obtained revenue of $2,097.9 million pesos, an increase of 10.0% with respect to the same quarter in 2004. ARA achieved in this quarter 5,678 units, which figure is equivalent to 8,741 units at the industry-representative price.

In its report to the Mexican Stock Exchange, ARA achieved in the fourth quarter of 2005, $607.9 million in gross profit, which figure represents a real increase of 9.3% with respect to the prior year. The corresponding margin reached levels of 29.0%. Operating profit reached $452.7 million pesos with a margin of 21.6%, which represent an increase of 9.0% with respect to the fourth quarter of 2004. With respect to net profit it reached $373.4 million pesos, with a net margin of 17.8%.

During the fourth quarter of 2005 Consorcio ARA generated EBITDA of $477.1 million (22.7% with respect to sales), 9.1% greater than the corresponding 4Q04, of which only 24.5 million pesos are the result of depreciation. The EBITDA level reached allows us to cover the interest paid item more than 33.3 times.

In this regard, sales financed in the PROGRESIVA segment during the fourth quarter of 2005 were 1,683 units and they reached $358.1 million pesos, which represents an increase of 121.9% compared to the same period in the prior year. In the FOVISSSTE segment 860 units were recorded reaching $277.0 million pesos. With respect to transactions with INFONAVIT there were 987 units during the fourth quarter, reaching $366.2 million pesos.

Average-type housing had an increase of 5.3 percent in revenue compared to the same period in the prior year by recording $425.9 million pesos with 622 units sold. It is important to indicate that this segment will continue to enrich the sales mixture in the future.

Residential-type housing reached $101.6 million pesos in revenue, by selling 61 units.

Consorcio ARA

Consorcio ARA is the most profitable company with the best financial position in the sector, as a result of its extraordinary ability to take advantage of economies of scale, at the same time as maintaining high standards of quality at a low cost of production. Likewise, ARA has nearly three decades of experience in the construction and sale of housing and it has sold more than 150,000 homes throughout its history.

Consorcio ARA specializes in the construction of public-interest housing, average-type housing, residential and tourism residential housing. ARA has an enviable financial strength, it has been listed on the BMV since 1996, and it is part of its index.

For further information:

Jaime del Rio, Esq.
Director of Investor Relations
Consorcio ARA
Tel. 5251.4670
email: jdelrio@ara.com.mx

Fernando Robles, Esq.
Public Relations Manager

Consorcio ARA
Tel.: 5280.7197
Email: frobles@ara.com.mx

Foreign Market:

Relevant Events of CONSORCIO ARA, S.A. DE C.V.

Date Received at BMV: Feb. 22, 2006 2:25 PM

Date:
2/22/2006

Subject:
Consorcio ARA will invest more than 4 thousand 350 million pesos in the State of Morelos

Mexico, F.D., on February 22, 2006 – Consorcio ARA (BMV: ARA*), the most dynamic housing developer in the country, with more than 28 years of experience, announced yesterday during the inauguration event for its residential development Quinta Coyuca, in Cuernavaca, Morelos, that within a 5-year period it will invest more than 4 thousand 350 million pesos in the State of Morelos and will generate more than 31 thousand jobs in the entity.

Consorcio ARA held the inauguration event for the Quinta Coyuca development, which forms part of the different projects that the company undertakes in the State of Morelos. Just for this development, the company will undertake an investment of more than 187 million pesos within a period of two years.

The inauguration ceremony was attended by the Honorable Constitutional Governor of the State of Morelos, Sergio Estrada Cajigal, Esq., as well as other important officials of the government and different personalities from the housing development industry.

Thus, Consorcio ARA reiterates its commitment assumed with the people of the State of Morelos to form part of its growth, to improve the supply of infrastructure, to create jobs, expand the supply of housing and, in all, generate new and more opportunities to increase the quality of life in the State and in the Municipality.

"After more than 28 years of experience by Consorcio ARA and a history of tangible results in more than 17 states in the Republic, with great enthusiasm and experience today we place Quinta Coyuca in the hands of Mexicans, a new residential project located in Cuernavaca, Morelos, which undoubtedly will meet the most demanding expectations in the market," indicated Engineer José Antonio Aguilar, Vice President for Sales of Consorcio ARA. "This development is one of the projects that we are undertaking in the State of Morelos, where within a 5-year period we will invest more than 4 thousand 350 million pesos and we will generate more than 31 thousand direct and indirect jobs," he concluded.

Consorcio ARA

Consorcio ARA is the most profitable company with the best financial position in the sector, as a result of its extraordinary ability to take advantage of economies of scale, at the same time as maintaining high standards of quality at a low cost of production. ARA has nearly three decades of experience in the construction and sale of public-interest, average-type, residential and tourism-residential housing and it has sold more than 150,000 homes throughout its history. Consorcio ARA has enviable financial strength, it has been listed on the BMV since 1996 and it

has the best ratings in the sector, part of [sic] Standard & Poor's and Moody's Investor Service, which are "mxA+" and "A2.mx" ("Ba2" global), respectively.

Foreign Market:

Relevant Events of CONSORCIO ARA, S.A. DE C.V.

Date Received at BMV: Feb. 24, 2006 12:36 PM

Date:
2/24/2006

Subject:
Consorcio ARA increases its land reserve: the biggest in the housing development sector

Relevant Events:
Press Release

Consorcio ARA increases its land reserve: the biggest in the housing development sector

Mexico, F.D., on February 24, 2006 – Consorcio ARA (BMV: ARA*), the most profitable housing developer in the country, at the close of 2005, remains the top company in the sector by reaching 35.7 million square meters of land reserve, enough to build 146,943 master-plan dwellings.

This reserve is strategically located in the 22 cities of the Mexican Republic that contribute the most to the development of the national GDP. Likewise, it is enough to guarantee its operations for at least 5.6 years. Consorcio ARA will continue to acquire strategic land reserve, in order to provide its customers with the best products, in the best locations, with the greatest added value and value-added in the market. Consorcio ARA is the most profitable company in the sector, as a result of its extraordinary ability to take advantage of economies of scale and to maintain high quality standards at a low production cost.

It has nearly three decades of experience in the construction and sale of public-interest housing, average-type housing, residential and tourism-residential housing, and it has sold more than 150,000 houses throughout its history.

Consorcio ARA has an enviable financial strength, it has been listed on the BMV since 1996 and it has the best ratings in the sector, part of [sic] Standard & Poor's and Moody's Investor Service, which are "mxA+" and "A2.mx" ("Ba2" global), respectively. Recently Consorcio ARA was honored as a Socially Responsible Company.

###

For further information:

Jaime del Rio, Esq.
Director of Investor Relations
Consorcio ARA
Tel. 5251.4670
email: jdelrio@ara.com.mx

Fernando Robles, Esq.

Public Relations Manager
Consorcio ARA
Tel.: 5280.7197
Email: frobles@ara.com.mx

www.consorcioara.com.mx

Foreign Market:

Relevant Events of CONSORCIO ARA, S.A. DE C.V.

Date Received at BMV: Mar. 7, 2006 8:40 AM

Date:
3/7/2006

Subject:
Consorcio ARA Obtains Recognition as Environmentally Responsible Company

Relevant Events:
Press Release

Consorcio ARA Obtains Recognition as Environmentally Responsible Company

Mexico D.F., on March 07, 2006 –
Consorcio ARA, S.A. de C.V. (BMV: ARA*), one of the principal real-estate developers in Mexico, was recognized by the Department of the Environment and Natural Resources (SEMARNAT), through National Commission on Protected Natural Areas, as an Environmentally Responsible Company.

The recognition was given to Consorcio ARA by Dr. Ernesto Enkerlin Hoeflich, president of the National Commission on Protected Areas (CONANP), at the event where that commission presented the "Conservation Passport," an initiative whose purpose is to strengthen the conservation of protected areas throughout the Republic and to foster responsible ecological tourism. Likewise, the strong support that Consorcio ARA has provided to this initiative by CONANP was recognized.

Jaime del Rio Castillo, Esq., director of investor relations at Consorcio ARA commented: "We feel very proud to receive this recognition. Consorcio ARA maintains total environmental responsibility, as part of the commitment we have with the country. At all times Consorcio ARA supports the adoption of long-term integrated urban development policies respectful of the environment, that guarantee the orderly and harmonious growth of cities to improve the quality of life of Mexicans and their surroundings."

Throughout almost three decades of history, Consorcio ARA has developed more than 7.5 million square meters of building in the country; provided a safe roof to more than 150 thousand Mexican families; generated more than 750 thousand direct and indirect jobs and contributed to the social and economic development of 17 States of the Republic. Likewise, Consorcio ARA was recently honored as a Socially Responsible Company by the Mexican Center for Philanthropy (CEMEFI).

###

Consorcio ARA

Consorcio ARA is the most profitable company with the best financial position in the sector, as a result of its extraordinary ability to take advantage of economies of scale, at the same time as

maintaining high standards of quality at a low cost of production. ARA has nearly three decades of experience in the construction and sale of public-interest, average-type, residential and tourism-residential housing and it has sold more than 150,000 homes throughout its history. Consorcio ARA has enviable financial strength, it has been listed on the BMV since 1996 and it has the best ratings in the sector, part of [sic] Standard & Poor's and Moody's Investor Service, which are "mxA+" and "A2.mx" ("Ba2" global), respectively.

Jaime del Rio, Esq.
Director of Investor Relations
Consorcio ARA
Tel. (52.55) 5251.4670
email: jdelrio@ara.com.mx

Fernando Robles, Esq.
Public Relations Manager
Consorcio ARA
Tel.: (52.55) 5280.7197
Email: frobles@ara.com.mx

www.consorcioara.com.mx
www.casasara.com.mx

Foreign Market:

Relevant Events of CONSORCIO ARA, S.A. DE C.V.

Date Received at BMV: Mar. 16, 2006 7:02 PM

Date:
03/16/2006

Subject:
VOLUME TRADED AND PRICE OF ARA'S STOCK

Relevant Events:
MEXICO D.F. ON MARCH 16, 2006 –

VOLUME TRADED AND PRICE OF ARA'S STOCK

CONSORCIO ARA (BMV: ARA*) ANNOUNCED TODAY THURSDAY MARCH 17, 2006 AT 8:48 A.M. THE IMPROVEMENT IS REIFIED IN ITS ANNUAL SALES GROWTH OBJECTIVE FOR 2006: NOW IT'S 20%.

WE BELIEVE THAT THIS NEWS HAD A POSITIVE IMPACT ON THE PRICE OF ARA'S SHARES, WHICH TODAY CLOSED AT 46.050 PESOS AND HAD A DAILY UNITARY VARIATION OF 3.410 PESOS WHICH REPRESENTS AN INCREASE OF 8.099%. TODAY A TOTAL OF 4,301,000 SHARES WERE TRADED IN THE AMOUNT OF 194,070,000 PESOS. THE SHARE PRICE AND THE TRADING VOLUME CORRESPOND TO NATURAL MARKET MOVEMENTS. CONSORCIO ARA APPRECIATES THE TRUST PLACED BY ITS INVESTORS.

CONSORCIO ARA

CONSORCIO ARA IS THE MOST PROFITABLE COMPANY WITH THE BEST FINANCIAL POSITION IN THE SECTOR, AS A RESULT OF ITS EXTRAORDINARY ABILITY TO TAKE ADVANTAGE OF ECONOMIES OF SCALE, AT THE SAME TIME AS MAINTAINING HIGH STANDARDS OF QUALITY AT A LOW COST OF PRODUCTION. ARA HAS NEARLY THREE DECADES OF EXPERIENCE IN THE CONSTRUCTION AND SALE OF PUBLIC-INTEREST, AVERAGE-TYPE, RESIDENTIAL AND TOURISM-RESIDENTIAL HOUSING AND IT HAS SOLD MORE THAN 160,000 HOMES THROUGHOUT ITS HISTORY. CONSORCIO ARA HAS ENVIABLE FINANCIAL STRENGTH, IT HAS BEEN LISTED ON THE BMV SINCE 1996 AND IT HAS THE BEST RATINGS IN THE SECTOR, PART OF [SIC] STANDARD & POOR'S AND MOODY'S INVESTOR SERVICE, WHICH ARE "MXA+" AND "A2.MX" ("BA2" GLOBAL), RESPECTIVELY.

Foreign Market:

Relevant Events of CONSORCIO ARA, S.A. DE C.V.

Date Received at BMV: Apr. 4, 2006 7:02 PM

Date:
04/04/2006

Subject:
CLARIFICATION OF CHANGE IN PRICE AND VOLUME OF SHARES

Relevant Events:
MEXICO D.F. ON APRIL 04, 2006 – CONSORCIO ARA (BMV: ARA*) ANNOUNCED TODAY TUESDAY APRIL 04, 2006 THAT IT WILL PROPOSE TO ITS REGULAR GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 20, 2006, THE PAYMENT OF A SPECIAL DIVIDEND OF $3.80 PER SHARE IN CIRCULATION.

WE BELIEVE THAT THIS NEWS HAD A POSITIVE IMPACT ON THE PRICE OF ARA'S SHARES, WHICH TODAY CLOSED AT 52.81 PESOS AND HAD A DAILY UNITARY VARIATION OF 3.26 PESOS WHICH REPRESENTS AN INCREASE OF 6.579%. TODAY A TOTAL OF 1,351,000 SHARES WERE TRADED IN THE AMOUNT OF 70,879,000 PESOS. THE SHARE PRICE AND THE TRADING VOLUME CORRESPOND TO NATURAL MARKET MOVEMENTS. CONSORCIO ARA APPRECIATES THE TRUST PLACED BY ITS INVESTORS.

CONSORCIO ARA

CONSORCIO ARA IS THE MOST PROFITABLE COMPANY WITH THE BEST FINANCIAL POSITION IN THE SECTOR, AS A RESULT OF ITS EXTRAORDINARY ABILITY TO TAKE ADVANTAGE OF ECONOMIES OF SCALE, AT THE SAME TIME AS MAINTAINING HIGH STANDARDS OF QUALITY AT A LOW COST OF PRODUCTION. ARA HAS NEARLY THREE DECADES OF EXPERIENCE IN THE CONSTRUCTION AND SALE OF PUBLIC-INTEREST, AVERAGE-TYPE, RESIDENTIAL AND TOURISM-RESIDENTIAL HOUSING AND IT HAS SOLD MORE THAN 160,000 HOMES THROUGHOUT ITS HISTORY. CONSORCIO ARA HAS ENVIABLE FINANCIAL STRENGTH, IT HAS BEEN LISTED ON THE BMV SINCE 1996 AND IT HAS THE BEST RATINGS IN THE SECTOR, PART OF [SIC] STANDARD & POOR'S AND MOODY'S INVESTOR SERVICE, WHICH ARE "MXA+" AND "A2.MX" ("BA2" GLOBAL), RESPECTIVELY.

Foreign Market:

Relevant Events of CONSORCIO ARA, S.A. DE C.V.

Date Received at BMV: April 18, 2006 4:13 PM

Date:
04/18/2006

Subject:
CLARIFICATION OF CHANGE IN PRICE AND VOLUME OF SHARES

Relevant Events:
MEXICO, F.D. ON APRIL 19, 2006 – CONSORCIO ARA (BMV: ARA*) REPORTS THAT THE CHANGE IN THE PRICE OF STOCK TODAY RESULTS FROM NATURAL MARKET MOVEMENTS, AND THAT MOVEMENT MIGHT POSSIBLY BE INFLUENCED BY THE POSITIVE EXPECTATIONS OF THE FINANCIAL MARKETS AND THE COMPANY'S 1Q2006 REPORT.

TODAY'S SHARE PRICE CLOSED AT 60.21 PESOS AND HAD A DAILY UNITARY VARIATION OF 3.48 PESOS WHICH REPRESENTS AN INCREASE OF 6.134%. TODAY A TOTAL OF 956,830 SHARES WERE TRADED IN THE AMOUNT OF 56,231,000 PESOS. CONSORCIO ARA APPRECIATES THE TRUST PLACED BY ITS INVESTORS.

Foreign Market:

DATE RECEIVED AT BMV: APRIL 20, 2006 3:36 PM

PREFIX:
EVENTORE

SYMBOL:
ARA

DATE:
04/20/2006

COMPANY NAME:
CONSORCIO ARA, S.A. DE C.V.

PLACE:
MEXICO, F.D.

SUBJECT:
1Q2006 RESULTS

RELEVANT EVENTS:
CONSORCIO ARA OBTAINS EXCEPTIONAL FIRST QUARTER 2006 RESULTS

*SHOWED A 31.3% INCREASE IN SALES, WITH RESPECT TO THE SAME PERIOD IN 2005
*WILL PAY A SPECIAL DIVIDEND OF $3.80 PESOS PER SHARE IN CIRCULATION
*CONSORCIO ARA INCREASES ITS ANNUAL GROWTH PROSPECTS FOR 2006

MEXICO, F.D., ON APRIL 20, 2006 – DURING THE GENERAL MEETING OF STOCKHOLDERS OF CONSORCIO ARA, S.A. DE C.V. (BMV: ARA*), THE COMPANY RESENTED OUTSTANDING RESULTS FOR THE FIRST QUARTER OF 2006 (1Q2006), AS WELL AS SOLID ANNUAL GROWTH PROSPECTS OF 20% FOR 2006. LIKEWISE, AUTHORIZATION WAS GIVEN FOR THE BOARD OF DIRECTORS' PROPOSAL ON A DIVIDEND PAYMENT OF $3.80 PESOS PER SHARE IN CIRCULATION, DERIVED FROM THE BALANCE OF THE NET TAXABLE PROFIT ACCOUNT.

WITH RESPECT TO THE 1Q2006 RESULTS, CONSORCIO ARA REPORTED SALES OF $1,845.3 MILLION PESOS (MDP), AN INCREASE OF 31.3% WITH RESPECT TO THE SAME QUARTER OF 2005, ACHIEVING 4,398 UNITS, A FIGURE WHICH IS EQUIVALENT TO 8,387 UNITS AT THE INDUSTRY-REPRESENTATIVE PRICE.

IN ITS REPORT TO THE BMV, DURING 1Q2006 THE COMPANY REACHED $555.2 MDP OF GROSS PROFIT, WHICH REPRESENTS A REAL INCREASE OF 37.0% WITH RESPECT TO THE PRIOR YEAR, AND A GROSS MARGIN OF 30.1%. OPERATING PROFIT REACHED $435.0 MDP WITH AN OPERATING MARGIN OF 23.6%, WHICH MEANS AN INCREASE OF 45.8% WITH RESPECT TO 1Q2005. REGARDING NET

PROFIT, CONSORCIO ARA ACHIEVED $321.9 MDP, WITH A NET MARGIN OF 17.4%, WHICH REPRESENTS AN INCREASE OF 43.5% WITH RESPECT TO 1Q2005. IN TERMS OF EBITDA, THERE WAS GROWTH OF 43.6% WITH RESPECT TO 1Q2005, WITH A TOTAL OF $452.4 MDP, WHICH REPRESENTS 24.5% WITH RESPECT TO SALES.

ON THE RESULTS OF THE LAST 12 MONTHS (PERIOD BETWEEN APRIL 2005 AND MARCH 2006), CONSORCIO ARA SOLD 19,472 UNITS, EQUIVALENT TO 32,964 UNITS AT THE INDUSTRY-REPRESENTATIVE PRICE, WITH REVENUE OF $7,272.3 MDP, WHICH REPRESENTS AN INCREASE OF 17.9% WITH RESPECT TO THE SAME PERIOD IN THE PRIOR YEAR. GROSS PROFIT GREW BY 18.6%, REACHING $2,124.2 MDP WITH A GROSS MARGIN OF 29.2%. OPERATING PROFIT REACHED $1,592.8 MDP, WHICH TRANSLATES INTO AN INCREASE OF 20.6%. NET PROFIT GREW BY 9.2%, REACHING $1,201.7 MDP, AND EBITDA SHOWED AN INCREASE OF 19.9% WITH RESPECT TO THE SAME PERIOD IN 2006.

"TODAY IN CONSORCIO ARA, WE JOIN FORCES AND TALENT TO MAKE OUR SOCIAL MISSION OF PROVIDING QUALITY HOUSING AND MAINTAINING A TOTAL COMMITMENT TO OUR INVESTMENTS A REALITY, TO BE THE BEST INVESTMENT IN THE HOUSING DEVELOPMENT INDUSTRY IN MEXICO," INDICATED JAIME DEL RIO CASTILLO, DIRECTOR OF INVESTOR RELATIONS FOR CONSORCIO ARA. THE FINANCIAL STRENGTH THAT CHARACTERIZES CONSORCIO ARA IS PRIMORDIAL, GIVEN THAT THE CASH LEVEL REACHED $2,075.5 MDP; IT HAS A LAND RESERVE FOR BUILDING 142,536 MASTER-PLAN DWELLINGS AND TO GUARANTEE OPERATIONS FOR THE NEXT FIVE YEARS. CONSORCIO ARA HAS DEBT WITH A COST OF 1.4% OF STOCKHOLDERS' EQUITY.

LIKEWISE, RECURRING SALE OF LAND WITH SERVICES, IN ITS DIFFERENT MODALITIES, HAS RECEIVED A GREATER PUSH AND HAS TAKEN ON EVER MORE MATERIAL IMPORTANCE FOR THE COMPANY. THIS BUSINESS LINE REPRESENTED A TOTAL OF $282.1 MDP.

ON THE CASH LEVEL AND TEMPORARY INVESTMENTS, AT MARCH 31, 2006 CONSORCIO ARA RECORDED $2,075.5 MDP, AN AMOUNT 86.4% ABOVE THAT OF 1Q05, WHEREBY IT HAS REACHED AN OUTSTANDING CASH LEVEL, WHICH IS SUFFICIENT FOR TIMELY PAYMENT TO SUPPLIERS, TO BUY LAND AND TO EFFECTIVE PERFORM HOUSING CONSTRUCTION OPERATIONS.

WITH RESPECT TO ACCOUNTS RECEIVABLE, THERE ARE EFFICIENT COLLECTION POLICIES AND SYSTEMS WHOSE PURPOSE IS TO INSURE PROMPT PORTFOLIO RECOVERY. THE BALANCE OF ACCOUNTS RECEIVE AMOUNTS TO $2,268.0 MDP AND REPRESENTS 3.7 MONTHS, WHICH MAKES CONSORCIO ARA A LEADER IN THE SECTOR.

INVENTORIES AMOUNT TO $4,948.1 MDP, WHICH INCLUDES THE LAND RESERVE WHICH AMOUNTS TO $3,418.4 MDP AND CONSTITUTES THE COMPANY'S MOST

IMPORTANT ASSET. IT ALSO INCLUDES WORK-IN-PROGRESS AND THE CONSTRUCTION MATERIALS WAREHOUSE FOR $1,529.7 MDP.

IT SHOULD BE NOTED THAT CONSORCIO ARA HAS A STRATEGIC LAND RESERVE, AMONG THE LARGEST IN THE INDUSTRY, EQUIVALENT TO 142,536 MASTER-PLAN DWELLINGS, WITH A SURFACE AREA OF 34.6 MILLION M2 DISTRIBUTED ACROSS THE GEOGRAPHIC AREAS WITH THE GREATEST ECONOMIC GROWTH IN THE COUNTRY, WHERE THERE ARE PLANS TO PRODUCE THE FOLLOWING HOUSING PRODUCTS: RESIDENTIAL (7,815 UNITS), MEDIAN-TYPE (13,294 UNITS), PUBLIC (87,240 UNITS) AND PROGRESSIVE (34,187 UNITS). LIKEWISE, THE COMPANY WILL CONTINUE ITS PRESENCE EMPHASIS IN REGIONS WHERE THE SOCIO-DEMOGRAPHIC VARIABLES INDICATE A HIGH POTENTIAL FOR SOCIAL AND ECONOMIC DEVELOPMENT. FURTHERMORE, TODAY CONSORCIO ARA IS VERTICALLY INTEGRATED WHICH ALLOWS IT TO GENERATE AND EXPLOIT SIGNIFICANT ECONOMIES OF SCALE. IT HAS INSTALLED CAPACITY TO PRODUCT ALL OF ITS CONCRETE REQUIREMENTS, WHICH PLACES IT AMONG THE PRINCIPAL PRODUCERS OF CONCRETE NATIONALLY.

CONSORCIO ARA IS INTENSELY SEEKING TO HAVE AN OPTIMAL CAPITAL STRUCTURE THAT ALLOWS SUSTAINED GROWTH AT THE SAME TIME AS TAKING ADVANTAGE OF THE CURRENT CONDITIONS IN THE FINANCIAL MARKETS.

DURING THIS 1Q-2006, CONSORCIO ARA HAS IMPROVED ITS ANNUAL GROWTH PROSPECTS FOR 2006, WHICH ARE NOW 20%. THE OPENING OF HOUSING DEVELOPMENTS DURING 2006 AND 2006 WILL ALLOW CONSORCIO ARA TO HAVE MORE THAN 47,000 NEW DWELLINGS UNDER WAY.

FINALLY, AUTHORIZATION WAS GIVEN TO PAY A SPECIAL DIVIDEND OF $3.80 PESOS PER SHARE IN CIRCULATION, DERIVED FROM THE BALANCE OF THE NET TAXABLE PROFIT. THAT DIVIDEND REPRESENTS A YIELD OF 8.4%. CONSORCIO ARA IS THE ONLY COMPANY IN THE HOUSING SECTOR IN MEXICO THAT HAS GIVEN DIVIDENDS TO ITS STOCKHOLDERS.

THROUGHOUT ITS NEARLY THREE DECADES OF HISTORY, CONSORCIO ARA HAS DEVELOPED MORE THAN 7.5 MILLION SQUARE METERS OF BUILDING; IT HAS PROVIDED A SAFE ROOF TO MORE THAN 160 THOUSAND FAMILIES; IT HAS CREATED MORE THAN 750 THOUSAND DIRECT AND INDIRECT JOBS AND IT HAS CONTRIBUTED TO THE SOCIAL AND ECONOMIC DEVELOPMENT OF 17 STATES OF THE REPUBLIC. LIKEWISE, CONSORCIO ARA WAS RECENTLY HONORED AS A SOCIALLY-RESPONSIBLE COMPANY, BY THE MEXICAN CENTER FOR PHILANTHROPY (CEMEFI).

ABOUT CONSORCIO ARA

CONSORCIO ARA IS THE MOST PROFITABLE COMPANY IN THE SECTOR, AS A RESULT OF ITS EXTRAORDINARY ABILITY TO TAKE ADVANTAGE OF ECONOMIES

OF SCALE AND TO MAINTAIN HIGH STANDARDS OF QUALITY AT A LOW PRODUCTION COST. IT HAS ALMOST THREE DECADES OF EXPERIENCE IN THE CONSTRUCTION AND MARKETING OF PUBLIC HOUSING, MEDIAN-TYPE, RESIDENTIAL, AND TOURIST-RESIDENTIAL HOUSING, AND IT HAS SOLD MORE THAN 160,000 HOUSES THROUGHOUT ITS HISTORY. CONSORCIO ARA HAS ENVIABLE FINANCIAL STRENGTH, IT HAS BEEN TRADED ON THE BMV SINCE 1996, AND IT HAS THE BEST RATINGS IN THE SECTOR, PART OF [SIC] STANDARD & POOR'S AND MOODY'S INVESTORS SERVICE, WHICH ARE "MXA+" AND "A2.MX" ("BA2" GLOBAL), RESPECTIVELY.

FOR MORE INFORMATION"

JAIME DEL RIO CASTILLO, ESQ.
DIRECTOR OF INVESTOR RELATIONS
TEL. (52.55) 5251.4670
EMAIL: JDELRIO@ARA.COM.MX

AARON HERNANDEZ
INVESTOR RELATIONS
TEL. (52.55) 5596.8803
EMAIL: AARON@ARA.COM.MX

DATE RECEIVED AT BMV: MAY 4, 2006 6:33 PM

PREFIX:
EVENTORE

SYMBOL:
ARA

DATE:
05/04/2006

COMPANY NAME:
CONSORCIO ARA, S.A. DE C.V.

PLACE:
MEXICO, F.D.

SUBJECT:
TODAY'S STOCK PRICE BEHAVIOR

RELEVANT EVENTS:
MEXICO, F.D., ON MAY 4, 2006 – THE RECENT GENERAL MEETING OF STOCKHOLDERS OF CONSORCIO ARA (BMV: ARA*), HELD ON APRIL 20, 2006, AUTHORIZED PAYMENT OF A SPECIAL DIVIDEND OF 3.80 PESOS PER SHARE IN CIRCULATION, DERIVED FROM THE BALANCE OF THE NET TAXABLE PROFIT ACCOUNT.

STOCKHOLDERS WHO AS OF YESTERDAY HELD AN INTEREST IN ARA* STOCK HAVE THE RIGHT TO THE SPECIAL DIVIDEND OF 3.80 PESOS PER SHARE, WHICH WILL BE PAID STARTING MAY 8, 2006. SHARES TRADED AFTER MAY 3, 2006 ARE QUOTED EX-COUPON, AND THEREFORE THEY DEDUCT PAYMENT OF THE SPECIAL DIVIDEND. THIS FACT MAY HAVE AFFECTED ARA'S SHARE PRICE, WHICH TODAY CLOSED AT 55.630 PESOS AND HAD A DAILY UNITARY VARIATION OF 3.180 PESOS WHICH REPRESENTS A DECREASE OF 5.407%. TODAY A TOTAL OF 902,900 SHARES WERE TRADED IN THE AMOUNT OF 50,236,246 PESOS. CONSORCIO ARA APPRECIATES THE CONFIDENCE GIVEN TO IT BY ITS INVESTORS.

ABOUT CONSORCIO ARA

CONSORCIO ARA IS THE MOST PROFITABLE COMPANY IN THE SECTOR, AS A RESULT OF ITS EXTRAORDINARY ABILITY TO TAKE ADVANTAGE OF ECONOMIES OF SCALE AND TO MAINTAIN HIGH STANDARDS OF QUALITY AT A LOW PRODUCTION COST. IT HAS ALMOST THREE DECADES OF EXPERIENCE IN THE CONSTRUCTION AND MARKETING OF PUBLIC HOUSING, MEDIAN-TYPE, RESIDENTIAL, AND TOURIST-RESIDENTIAL HOUSING, AND IT HAS SOLD MORE THAN 160,000 HOUSES THROUGHOUT ITS HISTORY. CONSORCIO ARA HAS

ENVIABLE FINANCIAL STRENGTH, IT HAS BEEN TRADED ON THE BMV SINCE 1996, AND IT HAS THE BEST RATINGS IN THE SECTOR, PART OF [SIC] STANDARD & POOR'S AND MOODY'S INVESTORS SERVICE, WHICH ARE "MXA+" AND "A2.MX" ("BA2" GLOBAL), RESPECTIVELY.

DATE RECEIVED AT BMV: MAY 15, 2006 11:41 AM

PREFIX:
EVENTORE

SYMBOL:
ARA

DATE:
05/15/2006

COMPANY NAME:
CONSORCIO ARA, S.A. DE C.V.

PLACE:
MEXICO, F.D.

SUBJECT:
CONSORCIO ARA ANNOUNCES SECONDARY SHARE OFFERING

RELEVANT EVENTS:
CONSORCIO ARA ANNOUNCES NON-DILUTIVE SECONDARY SHARE OFFERING.

MEXICO, F.D., MEXICO, ON MAY 15, 2006 – CONSORCIO ARA, S.A. DE C.V. (BMV: ARA) ("ARA" OR THE "COMPANY") TODAY ANNOUNCED ITS INTENTION, SUBJECT TO CERTAIN CONDITIONS, TO COMMENCE AN OFFERING OF APPROXIMATELY 42.0 MILLION SHARES (THE "OFFER") OFFERED BY GERMÁN AHUMADA RUSSEK AND LUIS FELIPE AHUMADA RUSSEK (THE "SELLER STOCKHOLDERS"). THE SELLER STOCKHOLDERS WILL GRANT PLACEMENT AGENTS A 30-DAY OPTION TO ACQUIRE APPROXIMATELY 6.3 MILLION ADDITIONAL SHARES (THE "OVERWEIGHTING OPTION"). THE SELLER STOCKHOLDERS CURRENTLY HOLD A 51.3% INTEREST IN THE COMPANY. PRO-FORMA FOR THE OFFERING AND ASSUMING THAT THE OVERWEIGHT OPTION IS FULLY EXERCISED, THE SELLER STOCKHOLDERS WILL CONTINUE TO HOLD APPROXIMATELY 36.6% OF THE COMPANY. THE COMPANY WILL NOT RECEIVE FUNDS DERIVED FROM THE OFFER.

THE PRINCIPAL PURPOSE OF THE OFFER IS TO INCREASE STOCKHOLDINGS BY THE INVESTOR PUBLIC IN THE COMPANY AS WELL AS TO STRENGTHEN THE LIQUIDITY OF SHARES. THE SELLER STOCKHOLDERS DO NOT INTEND TO SELL ADDITIONAL SHARES IN THE IMMEDIATE FUTURE AND THEY HAVE STATED THEIR INTEREST IN CONTINUING TO MAINTAIN THEIR HOLDINGS IN THE COMPANY AS WELL AS TO CONTINUE MANAGING THE COMPANY ACTIVELY.

THE OFFERING WILL BE HELD ONLY THROUGH A PLACEMENT PROSPECTUS. MERRILL LYNCH & CO. INC. WILL ACT AS GLOBAL COORDINATOR LEAD

PLACEMENT AGENT; BBVA BANCOMER WILL ACT AS LEAD PLACEMENT AGENT IN MEXICO.

THE OFFERING IN MEXICO MAY ONLY BE UNDERTAKEN ONCE AUTHORIZED BY THE NATIONAL BANKING AND SECURITIES COMMISSION (THE "CNBV"). ARA AND THE SELLER STOCKHOLDERS HAVE REQUESTED THE RESPECTIVE AUTHORIZATION FROM THE CNBV. THE OFFERING IN MEXICO WILL BE HELD BASED ON AND PURSUANT TO THE PROVISIONS OF THE PLACEMENT PROSPECTUS WHOSE PUBLICATION IS AUTHORIZED BY THE CNBV.

THE SECURITIES OFFERED IN THE OFFERING HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITY ACT OF 1933 OR THE "ACT") AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES, OR IN BEHALF OF OR TO THE BENEFIT OF CITIZENS OF THE UNITED STATES OR IN ANY MANNER DISTRIBUTED IN THE UNITED STATES, WITHOUT PROPER REGISTRATION UNDER THE ACT OR ANY APPLICABLE EXCEPTION OF THE REGISTRATION REQUIREMENTS UNDER THE ACT. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO PURCHASE THE STOCK IN THE UNITED STATES.

ABOUT ARA

CONSORCIO ARA, S.A. DE C.V. IS A VERTICALLY-INTEGRATED HOUSING DEVELOPER WHICH SPECIALIZES PRINCIPALLY IN BUILDING PUBLIC HOUSING DEVELOPMENTS. THE COMPANY ALSO BUILDS ECONOMIC HOUSING DEVELOPMENTS KNOWN AS "PROGRESSIVE" HOUSING, AS WELL AS MEDIAN AND RESIDENTIAL HOUSING. THE COMPANY BUILDS ALL THE URBAN INFRASTRUCTURE AND FACILITIES FOR ITS HOUSING DEVELOPMENTS, INCLUDING STREETS, PARKS, WATER-SUPPLY SYSTEMS, ELECTRICITY PLANTS, SCHOOLS, AND SHOPPING AREAS.

CONSORCIO ARA

México, D. F., a 25 de Mayo de 2005.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
Av. Paseo de la Reforma No. 255, Planta Baja
Col. Cuauhtémoc
C.P. 06500
México, D.F.

BOLSA MEXICANA DE VALORES S.A. DE C.V.

RECEIVED 2005 MAY 30 04

AT'N: Pedro Díez Sánchez
Director de Vigilancia de Mercado

Recibido Vigilancia de Mercados

En cumplimiento a lo establecido por los artículos 27 y 28 de las Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores emitidas por la Comisión Nacional Bancaria y de Valores, en relación con las fracciones I y IX de la disposición 4.033.00 del Reglamento Interior de esa Institución, se proporciona a esa Bolsa de Valores la información relativa al número total de (acciones / certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias) representativas del capital social de (denominación de la emisora) distribuidas entre el público inversionista, conforme a lo siguiente:

1. CLAVE DE LA EMISORA: **"ARA"**

2. CAPITAL SOCIAL SUSCRITO Y PAGADO: **$ 437,615,832.00**

3. Distribución de (**acciones** / certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias)

Serie	Número total de (**acciones** / certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias)	Número total de inversionistas
UNICA	**328,211,874**	**VARIOS**

MENOS:

4. (**Acciones** / certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias) propiedad de los miembròs del consejo de administración, del Director General (o su equivalente) y Funcionarios dentro de las dos jerarquías inmediatas a la de este último de la Emisora y de sus Subsidiarias:

Serie	Número de (**acciones** / certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias)	Número de inversionistas
UNICA	**168,309,000**	**2**

5. (**Acciones** / certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias) propiedad de personas que en lo individual mantengan directa o indirectamente, el 30% o más sobre tales valores, que a su vez representen dicha porción en el capital ordinario de la Emisora, o bien, tengan la posibilidad, bajo cualquier título, de imponer decisiones en las asambleas generales de accionistas o de nombrar o de destituir a la mayoría de los miembros del consejo de administración de la Emisora. No incluir información reportada en el punto 4 anterior.

Serie	Número de (**acciones** / certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias)	Número de inversionistas
N/A	**N/A**	**N/A**

6. (**Acciones** / certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias) propiedad de un grupo de personas que se encuentren vinculadas por razón de parentesco por consanguinidad o afinidad hasta el segundo grado o civil, incluyendo en dicho grupo a sus cónyuges, concubinas o concubinarios y a las personas físicas o morales, que actúen de manera concertada o mantengan acuerdos para tomar decisiones en un mismo sentido, manteniendo directa o indirectamente, el 30% o más sobre tales valores, que a su vez representen dicha porción en el capital ordinario de la Emisora; o bien, tengan la posibilidad, bajo cualquier título, de imponer decisiones en las asambleas generales de accionistas o de nombrar o de destituir a la mayoría de los miembros del consejo de administración de la Emisora. No incluir información reportada en los puntos 4 y 5 anteriores.

Serie	Número de (**acciones** / certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias)	Número de inversionistas
N/A	**N/A**	**N/A**

7. (**Acciones** / certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias) propiedad de personas que mantengan vínculos patrimoniales con las personas mencionadas en los numerales 5 y 6 anteriores. No incluir información reportada en los puntos 4, 5 y 6 anteriores.

Serie	Número de (**acciones** / certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias)	Número de inversionistas
N/A	**N/A**	**N/A**

8. (**Acciones** / certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias) propiedad de Instituciones que actúen como fiduciarias de fideicomisos que se constituyan con el fin de establecer fondos de pensiones, jubilaciones o primas de antigüedad del personal de una Emisora, de opciones de compra de acciones para empleados, así como cualquier otro fondo con fines semejantes a los anteriores, constituidos por la Emisora o en cuyo patrimonio fiduciario ésta participe. No incluir información reportada en los puntos 4, 5, 6 y 7 anteriores.

Serie	Número de (**acciones** / certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias)	Número de inversionistas
N/A	**N/A**	**N/A**

SE OBTIENE:

9. (**ACCIONES** / CERTIFICADOS DE PARTICIPACIÓN ORDINARIOS SOBRE ACCIONES / TÍTULOS REPRESENTATIVOS DE DOS O MÁS ACCIONES DE UNA O MÁS SERIES ACCIONARIAS) DISTRIBUIDAS ENTRE EL PÚBLICO INVERSIONISTA (Resultado de restar a las (**acciones** / certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias) reportadas en el punto 3, la suma de los valores reportados en los puntos 4 a 8 anteriores):

Totales	Serie	Número de (**acciones** / certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias)	Número de inversionistas
Total Serie	**UNICA**	**159,902,874**	**VARIOS**

10. El Secretario del consejo de administración dio a conocer al propio consejo, las obligaciones, las responsabilidades y recomendaciones que derivan del Código de Ética Profesional de la Comunidad Bursátil Mexicana, del Código de Mejores Prácticas Corporativas, del Reglamento Interior de la Bolsa Mexicana de Valores y de las demás disposiciones aplicables. Asimismo, que proporcionó los referidos documentos a los miembros del consejo.	**Sí**

El suscrito, en mi carácter de secretario del consejo de administración de Consorcio Ara, S.A. de C.V. y bajo protesta de decir verdad, proporciono a esa Institución la información contenida en la presente, para efectos de la evaluación del cumplimiento de los requisitos de mantenimiento de la inscripción de las (**acciones** / certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias) de dicha emisora en el Registro Nacional de Valores y en el listado de valores autorizados para cotizar en esa Bolsa de Valores, a que se refieren las disposiciones antes mencionadas.

ATENTAMENTE

JAIME CORTES ROCHA
SECRETARIO DEL CONSEJO DE ADMINISTRACIÓN

CONSORCIO ARA

México, D.F., 30 de Abril de 2004.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
Av. Paseo de la Reforma No. 255 Planta Baja
Col. Cuauhtémoc
México, D.F. C.P. 06500

BOLSA MEXICANA DE VALORES S.A. DE C.V.
ARP 30 2004
Michelle Aceves G
DIRECCION VIGILANCIA DEL MERCADO Y ESTADISTICA

ATENCION: PEDRO DIAZ SANCHEZ
SUBDIRECTOR DE VIGILANCIA DE MERCADO

En cumplimiento a lo establecido por los artículos 27 y 28 de las Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores emitidas por la Comisión Nacional Bancaria y de Valores, en relación con las fracciones I y IX de la disposición 4.033.00 del Reglamento Interior de esa Institución, se proporciona a esa Bolsa de Valores la información relativa al número total de (acciones/certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias) representativas del capital social de Consorcio Ara, S.A. de C.V. distribuidas entre el público inversionista, conforme a lo siguiente:

1. CLAVE DE LA EMISORA: "ARA"

2. CAPITAL SOCIAL SUSCRITO Y PAGADO: $437,615,832.00

3. Distribución de (**acciones** /certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias)

Serie	Número total de (**acciones**/certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias)	Número total de inversionistas
UNICA	328,211,874	VARIOS

MENOS:

4. (Acciones / certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias) propiedad de los miembros del consejo de administración, del Director General (o su equivalente) y Funcionarios dentro de las dos jerarquías inmediatas a la de este último de la Emisora y sus Subsidiarias:

Serie	Número de (**acciones** / certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias)	Número de inversionistas
UNICA	168,309,000	2

5. (**Acciones** / certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias) propiedad de personas que en lo individual mantengan directa o indirectamente, el 30% o más sobre tales valores, que a su vez representen dicha proporción en el capital ordinario de la Emisora, o bien, tengan la posibilidad, bajo cualquier título, de imponer decisiones en las asambleas generales de accionistas o de nombrar o de destituir a la mayoría de los miembros del consejo de administración de la Emisora. No incluir información reportada en el punto 4 anterior.

Serie	Número de (**acciones** / certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias)	Número de inversionistas
N/ A	N / A	N / A

6. (**Acciones** / certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones / títulos representativos de dos o más acciones de una o más series accionarias) propiedad de un grupo de personas que se encuentren vinculadas por razón de parentesco por consanguinidad o afinidad hasta el segundo grado o civil, incluyendo en dicho grupo a sus cónyuges, concubinas o concubinarios y a las personas físicas o morales, que actúen de manera concertada o mantengan acuerdos para tomar decisiones en un mismo sentido, manteniendo directa o indirectamente, el 30% o más sobre tales valores, que a su vez representen dicha porción en el capital ordinario de la Emisora; o bien, tengan la posibilidad, bajo cualquier título, de imponer decisiones en las asambleas generales de accionistas o de nombrar o de destituir a la mayoría de los miembros del consejo de administración de la Emisora. No incluir información reportada en los puntos 4 y 5 anteriores.

Serie	Número de (**acciones** / certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias)	Número de inversionistas
N/ A	N / A	N / A

7. (**Acciones** / certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias) propiedad de personas que mantengan vínculos patrimoniales con las personas mencionadas en los

numerales 5 y 6 anteriores. No incluir información reportada en los puntos 4, 5 y 6 anteriores.

Serie	Número de (**acciones** / certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias)	Número de inversionistas
N/ A	N / A	N / A

8. (**Acciones** / certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias) propiedad de instituciones que actúen como fiduciarias de fideicomisos que se constituyan con el fin de establecer fondos de pensiones, jubilaciones o primas de antigüedad del personal de una Emisora, de opciones de compra de acciones para empleados, así como cualquier otro fondo con fines semejantes a los anteriores, constituidos por la Emisora o en cuyo patrimonio fiduciario ésta participe. No incluir información reportada en los puntos 4, 5, 6 y 7 anteriores.

Serie	Número de (**acciones** / certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias)	Número de inversionistas
N/ A	N / A	N / A

SE OBTIENE:

9. (**ACCIONES** / CERTIFICADOS DE PARTICIPACION ORDINARIOS SOBRE ACCIONES / TITULOS REPRESENTATIVOS DE DOS O MÁS ACCIONES DE UNA O MÁS SERIES ACCIONARIAS) DISTRIBUIDAS ENTRE EL PÚBLICO INVERSIONISTA (Resultado de restar a las (acciones / certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias) reportadas en el punto 3, la suma de los valores reportados en los puntos 4 a 8 anteriores):

Totales	Serie	Número de (**acciones** / certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias)	Número de Inversionistas
TOTAL SERIE	UNICA	159,902,874	VARIOS

Consorcio Ara, S.A. de C.V.
Bosque de Ciruelos No. 140 1er piso Col. Bosques de las Lomas C.P. 11700 México, D.F.
Tels: (52)5596-8864 Fax: (52)5596-8648 http://www.consorcioara.com.mx

10. El Secretario del consejo de administración dio a conocer al propio consejo, las obligaciones, las responsabilidades y recomendaciones que derivan del Código de Ética Profesional de la Comunidad Bursátil Mexicana, del Código de Mejores Prácticas Corporativas, del Reglamento Interior de la Bolsa Mexicana de Valores y de las demás disposiciones aplicables. Asimismo, que proporcionó los referidos documentos a los miembros del consejo.	SI

El suscrito, en mi carácter de Secretario del Consejo de Administración de Consorcio Ara, S.A. de C.V. y bajo protesta de decir verdad, proporciono a esa Institución la información contenida en la presente, para efectos de la evaluación del cumplimiento de los requisitos de mantenimiento de la inscripción de las (**acciones** / certificados de participación ordinarios sobre acciones / títulos representativos de dos o más acciones de una o más series accionarias) de dicha emisora en el Registro Nacional de Valores y en el listado de valores autorizados para cotizar en esa Bolsa de Valores, a que se refieren las disposiciones antes mencionadas.

Atentamente

JAIME CORTES ROCHA
SECRETARIO DEL CONSEJO DE ADMINISTRACIÓN